Form 20-F
period 2017-12-31
SK TELECOM CO LTD
filed 2018-04-27
CIK 1015650

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

70,609,160 shares of common stock, par value ￦500 per share (not including 10,136,551 shares of common stock held by the company as treasury shares).

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

All references to “Won,” or “￦” in this annual report are to the currency of Korea, all references to “Dollars”, “U.S. dollar” or “US$” are to the currency of the United States of America and all references to “euro” or “€” are to the currency of the European Union.

The Ministry of Science and ICT (the “MSIT”) is charged with regulating information and telecommunications and the Korea Communications Commission (the “KCC”) is charged with regulating the public interest aspects of and fairness in broadcasting. Subscriber information for the wireless and fixed-line telecommunications industry set forth in this annual report are derived from information published by the MSIT unless expressly stated otherwise.

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 included in this annual report.

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

Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•	our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our implementation of long-term evolution (“LTE”) technology, long-term evolution advanced (“LTE-A”) technology and the next-generation wireless technology, which we call “5G” technology;

•	our plans for capital expenditures in 2018 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things (“IoT”) solutions and platform services business portfolio, including artificial intelligence solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our future 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•	our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products and services offered through our platform services, including artificial intelligence solutions;

•	our ability to comply with governmental rules and regulations, including the regulations of the Government related to telecommunications providers, the Mobile Device Distribution Improvement Act (“MDDIA”), rules related to our status as a “market-dominating business entity” under the Korean Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”) and the effectiveness of steps we have taken to comply with such regulations;

•	our ability to effectively manage our bandwidth and to timely and efficiently implement new bandwidth-efficient technologies and our intention to participate in, and acquire additional bandwidth pursuant to, frequency bandwidth auctions held by the MSIT;

•	our expectations and estimates related to interconnection fees, rates charged by our competitors, regulatory fees, operating costs and expenditures, working capital requirements, principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases, and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments, including SK Hynix, Inc. (known as Hynix Semiconductor Inc. at the time of such acquisition, “SK Hynix”), a memory-chip maker;

•	our ability to successfully attract and retain subscribers; and

•	the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers and results of operations.

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for each of the five years ended December 31, 2017 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission of Korea (the “FSC”) and the Korea Exchange Inc. (the “Korea Exchange”) under the Financial Investment Services and Capital Markets Act (the “FSCMA”). English translations of such financial statements are furnished to the SEC on Form 6-K. K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of products that have been resold and selling, general and administrative expenses. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. For additional information, see “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

	Year Ended December 31,
	2017	2016		2015		2014		2013
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦ 17,552.0	￦	17,158.3	￦	17,167.6	￦	17,220.3	￦	16,677.0
Revenue	17,520.0		17,091.8		17,136.7		17,163.8		16,602.1
Other income	32.0		66.5		30.9		56.5		74.9
Operating Expense	16,327.4		15,854.9		15,672.2		15,612.4		15,098.6
Operating Profit	1,224.6		1,303.4		1,495.4		1,607.8		1,578.4
Profit before Income Tax	3,403.3		2,096.1		2,035.4		2,253.8		1,827.1
Profit from Continuing Operations	2,657.6		1,660.1		1,515.9		1,799.3		1,426.3
Profit from Discontinued Operation, net of income taxes	—		—		—		—		183.2
Profit for the Year	2,657.6		1,660.1		1,515.9		1,799.3		1,609.5
Basic Earnings per Share(1)	36,582		23,497		20,988		25,154		23,211
Diluted Earnings per Share(2)	36,582		23,497		20,988		25,154		23,211
Basic Earnings per Share from Continuing Operations(1)	36,582		23,497		20,988		25,154		20,708
Diluted Earnings per Share from Continuing Operations(2)	36,582		23,497		20,988		25,154		20,708
Dividends Declared per Share (Won)	10,000		10,000		10,000		9,400		9,400
Dividends Declared per Share (US$)(3)	9.4		8.3		8.6		8.6		8.9
Weighted Average Number of Shares	70,609,160		70,609,160		71,551,966		70,936,336		70,247,592

	As of December 31,
	2017	2016		2015		2014		2013
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	(907.3)	￦	(447.5)	￦	(96.3)	￦	(337.2)	￦	(945.8)
Property and Equipment, Net	10,144.9		10,374.2		10,371.3		10,567.7		10,196.6
Total Assets	33,428.7		31,297.7		28,581.4		27,941.2		26,576.5
Non-current Liabilities(5)	8,290.4		8,737.1		7,950.8		7,272.7		6,340.7
Share Capital	44.6		44.6		44.6		44.6		44.6
Total Equity	18,029.2		16,116.4		15,374.1		15,248.3		14,166.6

	As of December 31,
	2017	2016		2015		2014		2013
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	2,715.9	￦	2,490.5	￦	2,478.8	￦	3,008.0	￦	2,879.1
Research and Development Expense	395.3		344.8		315.8		390.9		352.4
Depreciation and Amortization Expense	3,097.5		2,941.9		2,845.3		2,714.7		2,661.6
Net Cash Provided by Operating Activities	3,855.8		4,243.2		3,778.1		3,677.4		3,558.6
Net Cash Used in Investing Activities	(3,070.6)		(2,462.2)		(2,880.5)		(3,683.2)		(2,506.5)
Net Cash Provided by (Used in) Financing Activities	(826.6)		(1,044.8)		(964.6)		(559.4)		(573.2)
Margins (% of total sales):
Operating Margin(7)	7.0%		7.6%		8.7%		9.3%		9.5%
Net Margin	15.2%		9.7%		8.8%		10.4%		9.7%

	As of or for the year ended December 31,
	2017	2016	2015	2014	2013
SELECTED OPERATING DATA
Population of Korea (in millions)(8)	51.8	51.7	51.5	51.3	51.1
Our Wireless Penetration(9)	58.3%	57.2%	55.6%	55.1%	53.5%
Number of Employees(10)	30,608	25,844	25,992	25,689	23,789
Our Wireless Subscribers (in thousands)(11)	30,195	29,595	28,626	28,279	27,352
Our LTE Subscribers (in thousands)(12)	22,865	21,078	18,980	16,737	13,487
Our LTE Penetration(13)	75.7%	71.2%	66.3%	59.2%	49.3%
Average Monthly Data Usage per Subscriber(14)	6.0GB	5.2GB	3.9GB	3.0GB	2.0GB
Average Monthly Churn Rate(15)	1.5%	1.5%	1.5%	2.0%	2.3%
Cell Sites	57,758	54,986	55,085	50,158	44,764

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were translated at the rate of Won 1,067.4 to US$1.00, Won 1,203.7 to US$1.00, Won 1,169.3 to US$1.00, Won 1,090.9 to US$1.00 and Won 1,055.3 to US$1.00, respectively, the noon buying rates in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Operating revenue and other income and operating profit used in the calculation of these ratios exclude the operating revenue and other income and operating profit from discontinued operations.

(8)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(9)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(10)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(11)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2017, 2016, 2015, 2014 and 2013 include 3.4 million subscribers, 3.2 million subscribers, 2.7 million subscribers, 2.1 million subscribers and 1.1 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(12)	The number of LTE subscribers as of December 31, 2017, 2016 and 2015 include 0.5 million subscribers, 0.3 million subscribers and 0.1 million subscribers, respectively, of MVNOs that lease our LTE network.

(13)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(14)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(15)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as LTE, by terminating their service and opening a new subscriber account.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for translations of Won amounts into Dollars. We make no representation that the Won or Dollar amounts we refer to in this annual report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Period	At End of Period	Average Rate(1)	High	Low
	(Won per US$1.00)
2013	1,055.3	1,094.7	1,161.3	1,050.1
2014	1,090.9	1,052.3	1,117.7	1,008.9
2015	1,169.3	1,131.0	1,196.4	1,063.0
2016	1,203.7	1,159.3	1,242.6	1,090.0
2017	1,067.4	1,129.0	1,207.2	1,067.4
October	1,115.7	1,130.9	1,146.2	1,115.7
November	1,084.8	1,099.8	1,120.0	1,079.3
December	1,067.4	1,082.9	1,094.6	1,067.4
2018 (through April 20)	1,071.0	1,070.0	1,093.0	1,054.6
January	1,068.3	1,065.6	1,073.6	1,057.6
February	1,082.1	1,078.5	1,093.0	1,065.3
March	1,061.0	1,069.9	1,081.3	1,060.3
April (through April 20)	1,071.0	1,065.2	1,071.6	1,054.6

Source: Federal Reserve Bank of New York.

(1)	The average rates for the annual periods were calculated based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York.

On April 20, 2018, the noon buying rate was Won 1,071.0 to US$1.00.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks Relating to Our Business

Competition may reduce our market share and harm our results of operations and financial condition.

We face substantial competition across all our businesses, including our wireless telecommunications business. We expect competition to intensify as a result of the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the rates we can charge our subscribers.

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings.

The collective market share of our competitors amounts to approximately 51.8%, in terms of number of wireless subscribers, as of December 31, 2017. We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In addition, other companies may enter the telecommunications service market by acquiring the required licenses from the MSIT. For example, in October 2015, three companies applied for licenses to become Korea’s fourth mobile network operator. Although the MSIT rejected the applications of all three companies in January 2016, the MSIT may continue its efforts to find an eligible applicant to be Korea’s fourth mobile network operator in the future.

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

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2017, our market share of the fixed-line telephone and VoIP service market was 16.1% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”) and SK Telink Co., Ltd. (“SK Telink”)) in terms of number of subscribers compared to KT with 58.0% and LG U+ with 17.4%. In addition, our broadband Internet access and Internet protocol TV (“IPTV”) services provided through SK Broadband competes with other providers of such services, including KT, LG U+ and cable companies. As of December 31, 2017, our market share of the broadband Internet market was 25.7% in terms of number of subscribers compared to KT with 41.3% and LG U+ with 18.0%. As of December 31, 2017, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 13.4% compared to KT with 23.0% and LG U+ with 10.9% and the collective market share of other pay TV providers with 52.7%.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2017, the monthly churn rate in our wireless telecommunications business ranged from 1.4% to 1.5%, with an average monthly churn rate of 1.5%, which remained unchanged from 2016. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

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

Our ability to compete successfully in all of the businesses in which we operate will depend on our ability to anticipate and respond to various competitive factors affecting the respective industries, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.

Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless telecommunications industry will likely have a material adverse effect on our financial condition, results of operation, cash flows and business.

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to LTE technology. We commenced commercial LTE services in July 2011 at the same time as LG U+, while KT commenced its commercial LTE services in January 2012. In June 2013, we commenced providing commercial LTE-A services using carrier aggregation technology which combines spectrum frequencies to improve data transmission speeds, and in June 2014, we launched wideband LTE-A services of up to 225 Mbps and expanded coverage nationwide in 2014.

In December 2014, we commenced tri-band LTE-A services, which bundled three different bandwidths to allow faster network service at speeds of up to 300 Mbps. In June 2017, we commenced five-band LTE-A services, which bundles five different bandwidths to allow even faster network service at speeds of up to 700 Mbps as well as enhanced tri-band LTE-A services utilizing 4x4 multiple input multiple output (“MIMO”) technology providing for data transmission speeds of up to 900 Mbps. KT and LG U+ have also launched similar LTE-A services around the same time as us. The more successful operation of an LTE network or development of improved LTE technology by a competitor, including better market acceptance of a competitor’s LTE services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our LTE network or our other businesses. Additionally, in order to promote the growth of our IoT solutions business, we deployed new networks nationwide, namely our high-speed LTE-M network in March 2016 and our low-cost Low Power Wide Area Network based on LoRa technology (our “LoRa network”) in July 2016. We believe that these new networks will support the active development and provision of diverse IoT solutions at a lower cost. For a more detailed description of our backbone networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.”

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

Implementation of new wireless technology has required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2017, 2016 and 2015, we spent Won 1,131.8 billion, Won 1,104.0 billion and Won 1,022.7 billion, respectively, in capital expenditures to build and enhance our LTE network. We plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our future 5G network. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for LTE and future 5G services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation.

Rate Regulation. Under the MDDIA (described in more detail below), wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. On June 22, 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which change was adopted in September 2017, and to offer additional discounts to low income customers, which change was adopted in December 2017. We believe these Government measures will adversely affect our revenues and our results of operations. In addition, we may be required to provide other rate discounts in the future to comply with the Government’s public policy guidelines or suggestions, and such measures may have a material adverse effect on our results of operations.

When the former President Park Geun-hye took office in February 2013, she announced that the Government would work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the Government set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand MVNO and mobile VoIP service, (3) intensify regulations on handset subsidies and (4) construct a data-based rate system. Pursuant to these policy objectives, we ceased charging initial subscription fees to new subscribers starting in November 2014. Similarly, the Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, suggested rate reductions. Although these suggestions were not binding, we have implemented some rate reductions in response to such recommendations. The Government may suggest other rate reductions in the future and any further rate reductions we make in response to such suggestion may adversely affect our results of operations.

In furtherance of the above policy objectives, the Government also enacted the MDDIA, which became effective on October 1, 2014. The MDDIA was enacted for the purpose of establishing a transparent and fair distribution practice for mobile devices, and it limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and (ii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. The MDDIA also prohibited providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, which prohibition expired in September 2017. The expiration of the ceiling on handset subsidies may have a material adverse effect on our results of operations as we believe it may lead to an increase in our marketing expenses and affect consumer behavior and our competitors in ways we cannot fully predict. See “Item 5. Operating and Financial Review and Prospects — Item 5.A. Operating Results — Overview — New Rate Regulations.”

Selection of Technology Standards. The Government also plays an active role in the selection of technology to be used by telecommunications operators in Korea. For example, the Government adopted the WCDMA and CDMA2000 technologies as the only standards available in Korea for implementing third generation services. The MSIT may impose similar restrictions on the choice of technology used in future telecommunications services, including 5G technology, and it is possible that technologies promoted by the Government in the future may not provide the best commercial returns for us.

Frequency Allocation. The Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business.

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which currently include only us, are required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) to other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has and may continue to be adversely affected.

Interconnection. Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. The KCC, which determined such basic framework under the previous Government, changed the basic framework for interconnection arrangements several times. We cannot assure you that we will not be adversely affected by the MSIT’s interconnection policies and future changes to such policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls.”

Regulatory Action. The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For information about the penalties imposed on us for violating Governmental regulations, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.” Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of monetary penalties by the KCC, could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all our cellular licenses.

We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIT as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIT to raise our existing rates or introduce new rates. On June 24, 2016, the Government proposed a bill to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, the bill is still under review by the relevant sub-committee and there is no assurance as to whether such bill will be passed. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.” The MSIT could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations and we are prohibited from engaging in any act of abusing our position as a market-dominating entity. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation.” The additional regulations to which we are subject has affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and American Depositary Shares (“ADSs”) as well as our results of operation.

As of December 31, 2017, we held a 20.1% equity interest in SK Hynix, which is listed on the KRX KOSPI Market and is one of the world’s largest memory-chip makers by revenue. As of December 31, 2017, the fair value of our holding in SK Hynix was Won 11,176.7 billion. We received dividend payments of Won 87.7 billion in 2017, Won 73.1 billion in 2016 and Won 43.8 billion in 2015 related to such shareholding.

From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions, and is subject to intense competition. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Although the memory semiconductor industry has recovered since then and SK Hynix has been reporting net profits since 2013, the industry is subject to cyclical fluctuations and we expect that there may be future downturns in the industry. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Our share of any net losses incurred by SK Hynix would be reflected in our income statement as share of losses related to investments in associates.

Accordingly, declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and American Depositary Shares as well as our results of operation.

We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions or joint ventures, and such transactions may negatively impact our business.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives, some of which may be significant in size. For example, while we have not made any decision in connection therewith, we are currently considering the potential acquisition of ADT CAPS, a security systems company in Korea. In recent years, we acquired interests in NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.), a provider of residential and small business electronic security and other related alarm monitoring services, Iriver Ltd. (“Iriver”), a manufacturer of digital audio players and other portable media devices and Shopkick Inc. (“Shopkick”), the developer of “shopkick,” a mobile shopping application that checks in and rewards customers that arrive at a participating retail store, in order to penetrate the mobile commerce market in the United States. In 2016, we acquired a 46.2% interest in SM Mobile Communications Co., Ltd. (“SM Mobile Communications”) for Won 12.1 billion, which was subsequently merged into Iriver, and in 2017, we acquired S.M. Life Design Company Japan Inc. (“SM Life Design”) for Won 30.0 billion, in light of potential synergies that may be achieved through the entertainment business. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Businesses and Global Expansion and Other Needs.”

In addition, in some cases we are unable to successfully complete our planned acquisitions. For example, in November 2015, SK Broadband entered into a merger agreement with CJ HelloVision, which was subsequently terminated due to the Korea Fair Trade Commission’s failure to approve the proposed merger. While we are hoping to benefit from a range of synergies from our recent or future acquisitions as well as develop new growth engines for our business, we may not be able to successfully complete or integrate such acquisitions or new businesses and may fail to realize the expected benefits in the near term, or at all. In addition, when we enter into new businesses with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses. Our business may be negatively impacted if we fail to successfully integrate or realize the anticipated benefits of such transactions.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2017 was approximately 121.0%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the network. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our wireless broadband Internet (“WiBro”) services.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of new technologies, such as our tri-band LTE-A service utilizing 4x4 MIMO technology and our five-band LTE-A technology, which enables more efficient usage of our bandwidth than was possible on our basic LTE network. However, if the current trend of increased data transmission use by our subscribers continues, or the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business.

We plan to participate in frequency bandwidth auctions expected to be held by the MSIT in June 2018 in order to acquire bandwidths that are complementary to our existing network and to prepare for the future commercialization of our 5G service. We may be required to pay a substantial amount to acquire bandwidth capacity in order to meet increasing bandwidth demand and we may not be successful in acquiring the necessary bandwidth to meet such demand, which may adversely affect our financial condition and results of operations.

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

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,715.9 billion for capital expenditures in 2017. We expect to spend a slightly higher amount for capital expenditures in 2018 compared to 2017 for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including artificial intelligence solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our future 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. If we acquire new bandwidths in the frequency bandwidth auction to be held by the MSIT in June 2018, we would be required to spend additional amounts on capital expenditures in connection with building out our networks on such new bandwidths.

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

As of December 31, 2017, we had Won 2,198.4 billion in contractual payment obligations due in 2018, which mostly involve repayment of debt obligations and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. In addition to active research and development efforts, our success depends in part on our ability to obtain patents and other intellectual property rights covering our services.

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

Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of large amounts of confidential information, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. For example, in July 2011, there was a leak of personal information of subscribers of websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. Various lawsuits were filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to the eight lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of March 31, 2018, five of the lawsuits, seeking damages of approximately Won 12.6 million in aggregate, were pending at various appellate courts and the Supreme Court of Korea.

Our cybersecurity measures may also be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our cybersecurity measures is harmed, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

In addition, our wireless and fixed-line subscribers increasingly utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Our ability to deliver services may be disrupted due to a systems failure, shutdown in our networks or natural disaster.

Our services are currently carried through our wireless and fixed-line networks, which could be vulnerable to damage or interruptions in operations due to fires, floods, earthquakes, power losses, telecommunication failures, network software flaws, unauthorized access, computer viruses and similar events, which may occur from time to time. The occurrence of any of these events could impact our ability to deliver services, we may be liable for damages to our customers caused by such interruptions, our reputation may be damaged and our customers may lose confidence in us, which could have a negative effect on our results of operations.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings Co., Ltd. (“SK Holdings”), is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2017, SK Holdings owned 20,363,452 shares of our common stock, or 25.22%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2017, which we believe was 41.4%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2017, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein.

If our aggregate foreign shareholding limit is exceeded, the MSIT may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Holdings. Furthermore, if SK Holdings is considered a foreign shareholder, it will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIT will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. For a description of further actions that the MSIT could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, increases in interest rates globally and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly. See “Item 3.A. Selected Financial Data — Exchange Rates.” Furthermore, as a result of adverse global and Korean economic conditions, there has been volatility in the stock prices of Korean companies in recent years. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as increased uncertainty in the wake of a referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”);

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, euro, Chinese yuan or Japanese yen exchange rates and the overall impact of Brexit on the value of the Korean Won), interest rates, inflation rates or stock markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•	the continued growth of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	investigations of large Korean conglomerates and their senior management for possible misconduct;

•	social and labor unrest;

•	decreases in the market prices of Korean real estate;

•	a decrease in tax revenues or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that would lead to an increased Government budget deficit;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea and other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States commencing in March 2017 and the economic and other retaliatory measures imposed by China against Korea during the remainder of 2017);

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•	In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•	In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although a bilateral summit between the two Koreas was held on April 27, 2018 and there has been an announcement in March 2018 of a potential summit between the United States and North Korea, there can be no assurance that the level of tension affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

Under the Korean Foreign Exchange Transactions Act, if the Government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Ministry of Strategy and Finance (the “MOSF”) for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities or other transactions involving foreign exchange.

Risks Relating to Securities

Sales of our shares by SK Holdings and/or other large shareholders may adversely affect the market value of our common shares and ADSs.

Sales of substantial amounts of our common shares, or the perception that such sales may occur, could adversely affect the prevailing market value of our common shares or ADSs or our ability to raise capital through an offering of our common shares.

As of December 31, 2017, SK Holdings owned 25.22% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 8,804,190 shares as of March 31, 2018, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. See “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Shares.” It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the SEC and listed on the New York Stock Exchange (the “NYSE”), we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the NYSE. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information available could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 30.2 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2017, representing a market share of 48.2%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services, including artificial intelligence solutions.

In February 2012, we acquired an equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of Won 3.4 trillion, and became its largest shareholder. As of December 31, 2017, we held a 20.1% equity interest in SK Hynix.

On March 31, 2018, we had a market capitalization of approximately Won 18.9 trillion (US$17.7 billion, as translated at the noon buying rate of March 31, 2018) or approximately 1.2% of the total market capitalization on the KRX KOSPI Market, making us the nineteenth largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

We established our telecommunications business in March 1984 under the name Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi Telecom Co., Ltd. (“Shinsegi”), which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea and our telephone number is +82-2-6100-2114.

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

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2017, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 31.2% and 20.6%, respectively (compared to our market share of 48.2%), each including MVNO subscribers leasing the respective networks. As of December 31, 2017, MVNOs had a combined market share of 12.0%, of which MVNOs leasing our networks represented 5.5%, MVNOs leasing KT’s networks represented 5.6% and MVNOs leasing LG U+’s networks represented 0.9%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 29.0 lines per 100 population as of December 31, 2017, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 121.0 subscribers per 100 population as of December 31, 2017. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands, except for per population amounts)
Population of Korea(1)	51,779	51,696	51,529	51,328	51,141
Wireless Subscribers	62,651	60,287	57,937	56,310	54,681
Wireless Subscribers per 100 Population	121.0	116.6	112.4	109.7	106.9
Telephone Lines in Service	15,039	15,746	16,341	16,939	17,620
Telephone Lines per 100 Population	29.0	30.5	31.7	33.0	34.5

(1)	Source: The Ministry of the Interior and Safety.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE technology providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2017, approximately 57.1 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 48.6 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	57,089	55,085	53,737	52,833	50,858
Number of Smartphones	48,607	46,418	43,668	40,560	37,517
Total Number of Wireless Subscribers	62,651	60,287	57,937	56,310	54,681
Penetration of Wireless Internet-Enabled Handsets	91.1%	91.4%	92.8%	93.8%	93.0%
Penetration of Smartphones	77.6%	77.0%	75.4%	72.0%	66.9%

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2005 to the end of 2017, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 21.2 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	21,225	20,556	20,025	19,199	18,738
Number of IPTV Subscribers	15,381	11,850	10,991	9,670	8,738

(1)	Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services, including artificial intelligence solutions. Our operations are reported in four segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services;

•	fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services;

•	e-commerce services, which include 11st, our open marketplace business, and other commerce solutions; and

•	other businesses.

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

Our corporate vision is to “Create Customer’s Pride” and provide enhanced customer value through integrated products and services that better meet our customers’ needs. To take advantage of these industry trends and further realize our corporate vision and become a leader in information and communication technologies (“ICT”), we have undertaken the following strategic initiatives.

•	Maintain our leadership in the wireless services business by offering customer-oriented products and services. We plan to maintain our leadership in the wireless services business by accurately analyzing the needs of our subscribers and providing products and services that meet such needs. We plan to strengthen our customer relationships by engaging our subscribers to integrate our service offerings in various aspects of their daily lives such as “T map,” our interactive navigation service which we provide to all users free of charge and “oksusu,” our mobile IPTV service with a wide range of unique media offerings. We also provide bundled subscriptions to our wireless and fixed-line service offerings, and we believe such bundled subscriptions contribute to increased customer retention and acquisition of new subscribers for both our wireless and fixed-line services due to convenience. In addition, we believe our “T Membership” program, our membership service, also contributes to our subscriber retention with the breadth of membership benefits we provide through our membership partners.

•	Develop our next-generation growth businesses. We aim to develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services, including artificial intelligence solutions, which we believe complement and create synergies with our wireless and fixed-line services and through which we can generate new sources of revenue growth. We believe these services will enable us to increase the retention of our wireless subscribers as well as attract new customers.

•	Develop our technological capabilities to support our future 5G network. We aim to research and develop cutting-edge 5G technologies that will be adopted as the technological standard for 5G and to acquire the necessary bandwidth to launch 5G services. In addition, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our future 5G network.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 30.2 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2017, representing a market share of 48.2%, the largest market share among Korean wireless telecommunications service providers. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Network
LTE	22,865	21,078	18,980	16,737	13,487
WCDMA	5,842	6,491	7,008	8,020	9,909
CDMA	1,488	2,026	2,638	3,521	3,957

Total	30,195	29,595	28,626	28,278	27,353

In 2017, 2016 and 2015, our cellular services segment revenue was Won 13,262.1 billion, Won 13,004.9 billion and Won 13,269.3 billion, respectively, representing 75.7%, 76.1% and 77.4%, respectively, of our consolidated revenue.

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

We provide a voice-over-LTE service, known as our “HD Voice” service, to all of our LTE subscribers featuring high-quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls. We also offer our subscribers a wide range of wireless data transmissions services. Our messaging service allows our subscribers to send and receive text, graphic, audio and video messages. In addition, our subscribers can access a wide variety of digital content and services through mobile applications providing music, video, gaming, news, commerce and financial services as well as solutions that enable subscribers to access the Internet and e-mail. We intend to continue to build our wireless data services as a platform for growth, extending our portfolio of wireless data services and developing new content for our subscribers.

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

Through SK Telink, we also operate our MVNO business under the brand “SK 7Mobile,” which we believe offers excellent quality at reasonable rates utilizing SK Telecom’s wireless networks. SK Telink is focused on developing low-cost distribution channels and targeting niche customer segments that have a lower average revenue per user than that of SK Telecom’s subscriber base.

In addition, we provide interconnection service to connect our networks to domestic and international fixed-line and other wireless networks. See “Item 4.B. Business Overview — Interconnection.”

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2017, approximately 23.0 million, or 76.1%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 21.9 million subscribers, or 73.9%, as of December 31, 2016. We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics.

Smartphones and Basic Phones.    We offer smartphones that are enabled to utilize our digital wireless networks and run on various operating systems, such as Apple iOS and Google Android. We also offer basic phones that have the ability to access wireless Internet services.

Tablets and Other Internet Devices.    We offer tablets which can access the Internet via our digital wireless networks and a Wi-Fi connection. The tablets run primarily on the Apple iOS and Google Android operating systems. In addition, we also offer “T Pocket-Fi” devices that provide a mobile LTE connection and are capable of connecting multiple Wi-Fi enabled devices to the Internet at one time. We offer targeted rate plans for our T Pocket-Fi device. See “— Rate Plans” below.

Wearable Devices.    We offer various wearable devices including smart watches and “T kids’ phone-Joon.” These devices utilize our digital wireless networks and have specific features for the relevant target customer. For example, T kids’ phone-Joon is a wearable phone targeted towards children and provides simple calling, messaging and chat services as well as global positioning system (“GPS”) tracking capabilities. We offer targeted rate plans that are specific to these wearable devices. See “— Rate Plans” below.

IoT Solutions

Through our IoT solutions business, we provide a home monitoring service platform for residential customers and network access and enhanced services to support telemetry-type applications, which are characterized by machine-to-machine (“M2M”) wireless connections, to business customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low Power Wide Area Network based on LoRa technology in July 2016. In 2018, we expect to increase the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology and further enhance our competitiveness in this business.

In May 2015, we launched “Smart Home,” a mobile application-based home monitoring service for residential customers. Smart Home is a paid subscription service available not only to our wireless and fixed-line service subscribers but also to subscribers of our competitors’ wireless and fixed-line services. Through partnerships with more than 35 construction companies, we provided built-in Smart Home services to more than 14,000 homes as of December 31, 2017. Through Smart Home, users can control and monitor their home environment from their mobile devices and enhance the safety and convenience of their daily lives. We have also partnered with more than 70 electronics and appliance manufacturers, including Samsung Electronics and LG Electronics, to develop a wide range of appliances, electronic devices, door security, heating and lighting systems that are compatible with our Smart Home service.

We also provide network access and customized IoT solutions to our business customers. Our M2M services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, in 2016, we partnered with Renault Samsung Motors, SsangYong Motor, Jaguar Land Rover and Kia Motors to integrate T-map with their in-vehicle navigation systems, and we expect to further expand our “connected car” technologies over the next few years. In addition, we provide enhanced solutions to businesses in order to connect with and monitor their equipment, such as fleet management devices used to monitor city-operated rental bicycles and utility monitoring devices for smart grid applications.

Platform Services

Through our platform services business, we seek to provide innovative products and services that meet our customers’ evolving needs in an increasingly connected world. For example, we provide location-based services such as T map, which we provide to our and our competitors’ wireless subscribers free of charge. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2017, there were approximately 10.4 million monthly average users of our T map service. As discussed in “— IoT Solutions”, in 2016, we integrated our T map services with our automotive IoT solutions. In September 2017, we also integrated NUGU, described in more detail below, into our T map service enabling users to use voice commands to operate their mobile devices while driving.

In addition, we provide “T phone” service, which provides our customers with a number of convenient call functions, including a function to block spam calls and a function called “T114” that informs customers of the phone numbers of stores, hospitals and other facilities closest to the customer’s current location.

We also offer artificial intelligence solutions through our platform services business. For example, in September 2016, we launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU currently offers a wide range of services including music streaming, connectivity with “Smart Home” and other IoT solutions for the home, ordering food, and informational and other personal assistance services, and we plan to continually enhance its functionalities through software updates. Through cloud-based deep-learning technology, NUGU is designed to evolve on its own as it collects more data about its users over time. We have integrated NUGU into our T map service as discussed above as well as our B tv service as further discussed in “— Fixed-line Telecommunication Services — Advanced Media Platform (including IPTV).” We continue to explore ways in which we can leverage our NUGU technology to enhance our existing products and services.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 93.4% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2017. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “Item 4.B. Business Overview — Interconnection.”

We also charge our customers a 10.0% value-added tax. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. As of December 31, 2017, approximately 15 million subscribers have subscribed to “Band Data” plans, which are our representative smartphone rate plans featuring unlimited domestic voice minutes and text messaging and a fixed data transmission allowance per month as well as free access to live TV on “oksusu,” our mobile IPTV service, that range from Won 29,900 to Won 69,000 per month. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 19,000 to Won 94,000 per month. We also offer a standard rate plan for Won 11,000 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “T Global” rate plans for foreigners featuring unlimited domestic voice minutes and text messaging, a fixed allowance of international voice minutes and data transmission per month and our “Weekend Ting” rate plans for teenagers featuring more data transmission allowance on weekends. We also provide “T Signature” rate plans for customers seeking unlimited wireless data usage for fixed rates and a multitude of other premium benefits such as mobile device insurance coverage and mobile device upgrades.

For our T Pocket-Fi device, we provide a fixed monthly data transmission allowance of 10 GB for Won 15,000 per month and 20 GB for Won 22,500 per month. With respect to the wearable devices that we offer, we offer targeted rate plans for smart watches that range from Won 10,000 to Won 11,000 per month, and the “Cookiz” rate plans for our T kids’ phone-Joon devices that range from Won 8,000 to Won 18,000 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds made possible by LTE technology. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,000 per month. For certain rate plan subscribers, we also offer a daily allowance of 1 GB of oksusu access and a monthly allowance of 8,000 points to purchase media content on oksusu through our “oksusu Safe” plan for Won 5,000 or Won 8,000 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,000 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance. We believe that our data add-on rate plan offerings have contributed to the increase in data usage to 6.0 GB of average monthly data usage per LTE subscriber as of December 31, 2017 from 5.2 GB as of December 31, 2016.

Roaming Plans.    We provide fixed-rate international roaming plans such as our “T Roaming Data OnePass” plans which provide data roaming services at different speeds depending on usage amount for Won 9,000 to Won 15,000 per day and are available in up to 160 countries, depending on the specific plan chosen. With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “Item 4.B. Business Overview — Interconnection.”

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

LTE Network.    LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our CDMA and WCDMA networks. We commenced commercial wireless telecommunications services based on LTE technology in July 2011 and expanded the coverage area of our LTE services to nationwide by the end of April 2012. We launched our LTE multi-carrier service in the 1.8 GHz spectrum in July 2012. In June 2013, we commenced providing commercial LTE-A services at speeds of up to 150 Mbps using carrier aggregation technology which combines spectrum frequencies to improve data transmission speed and capacity, and in June 2014, we launched wideband LTE-A services at speeds of up to 225 Mbps and expanded coverage nationwide in 2014. In December 2014, we commenced tri-band LTE-A services, which bundled three different bandwidths to allow faster network service at speeds of up to 300 Mbps. In June 2017, we commenced five-band LTE-A services, which bundles five different bandwidths to allow even faster network service at speeds of up to 700 Mbps as well as enhanced tri-band LTE-A services utilizing 4x4 MIMO technology providing data transmission speeds of up to 900 Mbps. With these developments in LTE technology, our LTE penetration increased to 75.7% as of December 31, 2017 compared to 49.3% as of December 31, 2013. We continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. In March 2016, we also launched our LTE-M services at speeds of up to 10 Mbps for M2M connections relating to our IoT solutions. Our continued upgrades to our LTE technology enables even faster data transmission speeds, as shown below.

Wireless network technology (Date of commencement of services)	Maximum download speed for data transmission	Maximum upload speed for data transmission
LTE (July 2011)	75 Mbps	37.5 Mbps
LTE-A (June 2013)	150 Mbps	75 Mbps
Wideband LTE-A (June 2014)	225 Mbps	112.5 Mbps
Tri-band LTE-A (December 2014)	300 Mbps	150 Mbps
Five-band LTE-A (June 2017)	700 Mbps	350 Mbps
Tri-band LTE-A with 4x4 MIMO (June 2017)	900 Mbps	450 Mbps

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2017, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 163.9 Mbps compared to 131.0 Mbps for KT’s LTE network and 105.3 Mbps for LG U+’s LTE network.

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

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2017, we had more than 142,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas. We also have a WiBro network that we use as a backhaul for our Wi-Fi network.

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

As of December 31, 2017, our LTE, WCDMA, CDMA and WiBro networks had an aggregate of 57,758 cell sites.

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

Marketing, Distribution and Customer Service

Marketing.    Our marketing strategy is focused on offering solutions tailored to the needs of our various customer segments, promoting our brand and leveraging our extensive distribution network. Our marketing plan includes a coordinated program of television, print, radio, outdoor signage, Internet and point-of-sale media promotions designed to relay a consistent message across all of our markets. We market our wireless products and services under the “T” brand, which signifies the centrality of “Telecommunications” and “Technology” to our business and also seeks to emphasize our commitment to providing “Top” quality, “Trustworthy” products and services to our customers.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,700 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions and platform services. As of December 31, 2017, we operated more than 320 T Premium Stores and we intend to further expand the number of T Premium Stores in 2018.

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

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2017, we had an aggregate of Won 61.9 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. Network O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for 20 years, 20 years and 18 years, respectively.

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

	As of December 31,
	2017	2016	2015
Fixed-Line Telephone (including VoIP)(1)	4,322,767	4,494,766	4,672,195
Broadband Internet	5,439,272	5,207,495	5,036,057
IPTV(2)	4,370,416	3,967,603	3,489,077

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2017, 2016 and 2015, our fixed-line telecommunication services segment revenue was Won 2,724.2 billion, Won 2,651.2 billion and Won 2,494.5 billion, respectively, representing 15.5%, 15.5% and 14.6%, respectively, of our consolidated revenue.

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2017, we had approximately 4.3 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 80% of households in Korea as of December 31, 2017. As of December 31, 2017, we had approximately 5.4 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, including “band Giga,” which is up to 10 times faster than data transmission speeds on networks utilizing fiber-to-the-home, or FTTH, technology and allows for data transmission at a maximum speed of 1 Gbps.

Advanced Media Platform (including IPTV)

As part of our initiative to be the leading next-generation platform provider, we aim to provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to our standard 56 live high definition channels and to as many as 219 channels depending on the subscription service, as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2017, we had approximately 4.4 million IPTV subscribers. In January 2018, we launched Btv NUGU, which is an all-in-one set top box that incorporates NUGU voice recognition technology and can search for and play media content as well as connect to our Smart Home service through voice commands.

In January 2016, we launched “oksusu,” a mobile IPTV service that is a combination of the services we previously provided as “B tv mobile” and “hoppin” and provides subscribers access to a wide variety of media contents, including various television programs, movies and other video contents that can be downloaded to wireless devices. Oksusu subscribers have access to more than 90 live TV channels, a wide range of sports contents and popular U.S. and other foreign TV shows, among other contents. We are also collaborating with media content developers to provide original media content for our oksusu service. As of December 31, 2017, we had approximately 8.6 million subscribers to oksusu.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 84% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV services range from Won 32,000 to Won 60,750 per month.

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

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 90 customer centers and a network of more than 250 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

E-Commerce Services

Our e-commerce services segment consists primarily of our marketplace business operated by our subsidiary, SK Planet. In 2017, 2016 and 2015, our e-commerce services segment revenue was Won 1,044.2 billion, Won 1,001.3 billion and Won 1,060.0 billion, respectively, representing 6.0%, 5.9% and 6.2%, respectively, of our consolidated revenue.

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

As of December 31, 2017, the mobile version of 11st was the leading mobile commerce platform in terms of unique visitors according to Korean Click. The mobile version of 11st is continuing to grow with an increase in the percentage of annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds, derived from the mobile platform to 61% in 2017 from 52% in 2016 and 41% in 2015.

We have expanded our online open marketplace business globally to Turkey, Malaysia and Thailand. In March 2013, Dogus Planet, a joint venture between SK Planet and Dogus Group, a Turkish conglomerate, launched “n11.com” in Turkey. In April 2015, Celcom Planet, a joint venture between SK Planet and Celcom Axiata, a Malaysian telecommunications service provider, launched “11street” in Malaysia. Our online marketplaces in Turkey and Malaysia have rapidly grown into top tier players. In February 2017, SK Planet launched 11street in Thailand through a wholly-owned subsidiary.

We intend to continue our efforts to increase usage of the mobile version of 11st and enhance the convenience of our 11st mobile and web user interface and maintain our growth in overseas e-commerce markets.

Other Commerce Solutions.    We provide other commerce solutions, which include the following:

•	Syrup Wallet, a mobile wallet service that is the successor to our Smart Wallet service, allows users to conveniently manage membership card points and payment methods such as coupons, credit cards and gift vouchers on their mobile devices for both online and offline purchases and provides shopping information to users in certain shopping areas using advanced location-based technology;

•	OK Cashbag, a loyalty points program which allows members to collect and redeem loyalty points at its partnering merchants and offers differentiated marketing services to such partnering merchants; and

•	11Pay, a convenient and secure payment service through which users can register their credit card to simplify payments for online and mobile purchases, including through 11st, our online open marketplace.

We have also expanded our commerce solutions business globally. In October 2014, a 95.2%-owned subsidiary of SK Planet acquired a 100.0% ownership interest in Shopkick, the developer of “shopkick,” a mobile shopping application that checks in and rewards customers that arrive at a participating retail store, for an aggregate purchase price of Won 230.9 billion and the assumption of Won 18.7 billion in current liabilities. As of December 31, 2017, shopkick had 24.9 million subscribers compared to 24.3 million subscribers as of December 31, 2016.

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, such as our portal service and other miscellaneous businesses, which we include in our others segment. In 2017, 2016 and 2015, our others segment revenue was Won 489.5 billion, Won 434.4 billion and Won 312.9 billion, respectively, representing 2.8%, 2.5% and 1.8%, respectively, of our consolidated revenue.

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

We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Iriver. In 2016, two of Iriver’s audio devices were selected as CES Innovation Awards Honorees in the Portable Media Player and Accessories category and High Performance Home Audio/Video category, respectively, and in 2017, an Iriver audio device was selected as an CES Innovation Awards Honoree in the Accessories category. In 2014 and 2017, we acquired equity interests in Iriver, a manufacturer of digital audio players and other portable media devices, and as of December 31, 2017, we had a 45.9% equity interest in Iriver.

In addition, we operate a security and network surveillance business through NSOK, a provider of residential and small business electronic security and other related alarm monitoring services. In 2014 and 2015, we acquired an 83.9% interest in NSOK for an aggregate of Won 64.0 billion, as part of our initiative to further develop our IoT solutions business. In October 2016, we acquired the remaining 16.1% interest in NSOK through SK Telink.

We also operate a mobile application marketplace, “One Store” in collaboration with KT, LG U+ and NAVER Corporation. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea. As of December 31, 2017, we held a 65.5% interest in One Store.

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

Domestic Calls

Guidelines issued by the MSIT require that all interconnection charges levied by a regulated carrier take into account (i) the actual costs to that carrier of carrying a call or (ii) imputed costs. Starting in 2016, the MSIT determines interconnection rates applicable to each carrier based on changes in traffic volume, taking into account other factors such as research results, competition and trends in technology development.

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 11.98 per minute, Won 11.98 per minute and Won 13.44 per minute for 2017, 2016 and 2015, respectively.

Fixed-line-to-Wireless.    The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses.

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. Beginning in 2017, a single interconnection rate applies to all wireless telecommunications service providers, which will eliminate the cost benefit that KT and LG U+ had historically derived from the higher interconnection rates they had received.

	Rate per Minute (in Won)
Applicable Year	SK Telecom		KT		LG U+
2013	￦	26.27	￦	26.98	￦	27.04
2014		22.22		22.73		22.78
2015		19.53		19.92		19.96
2016		17.03		17.14		17.17
2017		14.56		14.56		14.56
2018		14.56		14.56		14.56

Wireless-to-Wireless.     Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 505.1 billion in 2017, Won 540.3 billion in 2016 and Won 582.6 billion in 2015. Our expenses from these charges were Won 512.2 billion in 2017, Won 548.1 billion in 2016 and Won 579.0 billion in 2015. The charges above were agreed among the parties involved and confirmed by the KCC.

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, KT, LG U+ and us. Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings.

The following table shows the market share information, based on number of subscribers, as of December 31, 2017, for the following markets.

	Market Share (%)
	SK Telecom	KT	LG U+	Others
Wireless Service(1)	48.2	31.2	20.6	—
LTE Service(1)	45.3	30.6	24.1	—
Fixed-Line Telephone (including VoIP)	16.1	58.0	17.4	8.5
Broadband Internet	25.7	41.3	18.0	15.0
IPTV(2)	13.4	23.0	10.9	52.7

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

Cellular Services

As of December 31, 2017, we had 30.2 million subscribers, representing a market share of approximately 48.2%, including MVNO subscribers leasing our networks. As of December 31, 2017, KT and LG U+ had 19.6 million and 12.9 million subscribers, respectively, representing approximately 31.2% and 20.6%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2017, we had 22.9 million LTE subscribers and KT and LG U+ had 15.4 million and 12.1 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2017, we had 5.8 million activations and 5.2 million deactivations. For 2017, our monthly churn rate ranged from 1.4% to 1.5%, with an average monthly churn rate of 1.5% for 2017, which remained unchanged from 2016. In 2017, we gained 39.2% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 33.1% and LG U+ with 27.6%.

We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us. As of December 31, 2017, MVNOs had a combined market share of 12.0%, of which MVNOs leasing our networks represented 5.5%, MVNOs leasing KT’s networks represented 5.6% and MVNOs leasing LG U+’s networks represented 0.9%.

In addition, other companies may enter the telecommunications service market by acquiring the required licenses from the MSIT. For example, in October 2015, three companies applied for licenses to become Korea’s fourth mobile network operator. Although the MSIT rejected the applications of all three companies in January 2016, the MSIT may continue its efforts to find an eligible applicant to be Korea’s fourth mobile network operator in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our results of operations and financial condition.”

Prior to 2015, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses. Between 2012 and 2014, marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, fluctuated heavily between 23.9% to 33.7%, depending on the competitive landscape. Such percentage was 24.3% in 2015, 23.9% in 2016 and 25.0% in 2017. We attribute such stabilization to the maturity of the LTE market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria and from providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. However, the prohibition from providing handset subsidies exceeding the amount set by the KCC expired in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. For a more detailed discussion of the MDDIA, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation.”

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2017, our market share of the fixed-line telephone and VoIP service market was 16.1% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 58.0% and LG U+ with 17.4%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 80% of households in Korea as of December 31, 2017. As of December 31, 2017, our market share of the broadband Internet market was 25.7% in terms of number of subscribers compared to KT with 41.3% and LG U+ with 18.0%.

Our IPTV service competes with other providers of such pay TV services, including KT, LG U+ and cable companies. As of December 31, 2017, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 13.4% compared to KT with 23.0% and LG U+ with 10.9% and the collective market share of other pay TV providers of 52.7%. With respect to our mobile IPTV business, we face competition from similar services provided by KT and LG U+. We also face increasing competition from global media streaming service providers such as Amazon Video and Netflix, which launched its services in Korea in January 2016.

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

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

SK Hynix

As of December 31, 2017, we held a 20.1% equity interest in SK Hynix, one of the world’s largest memory-chip makers by revenue. SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China.

As of December 31, 2017, the fair value of our holding in SK Hynix was Won 11,176.7 billion, constituting 33.4% of our total assets as of such date. We received dividend payments of Won 87.7 billion in 2017, Won 73.1 billion in 2016 and Won 43.8 billion in 2015 related to such shareholding. In 2017, 2016 and 2015, SK Hynix and its subsidiaries, on a consolidated basis, reported revenues of Won 30,109.4 billion, Won 17,198.0 billion and Won 18,798.0 billion, respectively, profit before income tax of Won 13,439.6 billion, Won 3,216.5 billion and Won 5,269.1 billion, respectively, and profit for the year of Won 10,642.2 billion, Won 2,960.5 billion and Won 4,323.6 billion, respectively. The increase in SK Hynix’s revenues in 2017 was primarily due to increases in both volume and average selling prices of DRAM and NAND flash products. As of December 31, 2017, 2016 and 2015, SK Hynix and its subsidiaries, on a consolidated basis, reported total assets of Won 45,418.5 billion, Won 32,216.0 billion and Won 29,677.9 billion, respectively, and total equity of Won 33,820.1 billion, Won 24,023.5 billion and Won 21,387.7 billion, respectively. For a more detailed discussion of the risks relating to our shareholding in SK Hynix, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.”

Healthcare Business

We believe that the healthcare business is one of the new growth industries as society ages and medical and health technologies evolve and become integrated with ICT. In 2011, we began pursuing new opportunities in the healthcare business area by acquiring a 9.3% equity interest in NanoEnTek Inc. (“NanoEnTek”), a biotechnology and nanotechnology company manufacturing, among others, point-of-care diagnostics devices. In April 2014, we became the largest shareholder of NanoEnTek with a 26.0% equity interest. In January 2016, NanoEnTek acquired Bio Focus Co., Ltd., a manufacturer of in vitro diagnostic products. In 2016, NanoEnTek received approvals from the U.S. Food and Drug Administration and the China Food and Drug Administration to market certain of its devices in the United States and China. In the first quarter of 2013, we also acquired a 49.0% equity interest in X’ian Tianlong Science and Technology Co., Ltd., a Chinese medical device manufacturer, which has since expanded its product portfolio with the development of a new diagnostic product and entry into new business areas.

KEB HanaCard

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEB HanaCard Co., Ltd. (“KEB HanaCard”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. As of December 31, 2017, we held 15.0% of the total outstanding shares of KEB HanaCard. KEB HanaCard offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

Hana-SK Fintech Corporation

In order to provide an everyday finance platform, we entered into a joint venture agreement with Hana Financial Group in July 2016. Combining our leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation provides innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services and launched the finance platform “Finnq” in the third quarter of 2017. We hold a 49.0% equity interest in the joint venture, and Hana Financial Group holds the remaining 51.0%.

Law and Regulation

Overview

Korea’s telecommunications industry is subject to comprehensive regulation by the MSIT, which is responsible for information and telecommunications policies. The MSIT regulates and supervises a broad range of communications issues, including:

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

The MSIT is charged with regulating information and telecommunications and the KCC is charged with regulating the public interest aspects of and fairness in broadcasting.

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are required to obtain a license from the MSIT for the services we provide. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA and WiBro technologies and fourth generation wireless telecommunications services using LTE technology.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the KCC may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network service provider that wants to cease its business or dissolve must notify its users 60 days prior to the scheduled date of cessation or dissolution and obtain MSIT approval.

In the past, the Government has stated that its policy was to promote competition in the Korean telecommunications market through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors. While all network service providers are subject to MSIT regulation, we are subject to increased regulation because of our position as the dominant wireless telecommunications services provider in Korea.

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KCC is required to consult with the Minister of the MSIT before it takes certain corrective measures.

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

Rate Regulation.    Most network service providers must report to the MSIT the rates and contractual terms for each type of service they provide. However, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIT on our rates and terms of service; provided, however, that such pre-approval of the MSIT is not required, if we are planning to reduce the rates for any type of services that we provide under the MSIT-approved contractual terms. The MSIT’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIT may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. On June 24, 2016, the Government proposed a bill to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, the bill is still under review by the relevant sub-committee and there is no assurance as to whether such bill will be passed.

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

Moreover, an MVNO system has been adopted and is in effect until its expiration on September 22, 2019 under the amended Telecommunications Business Act, which became effective on March 14, 2017. Under this system, the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and (ii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. The MDDIA also prohibited providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, which prohibition expired in September 2017. See “Item 5.A. Operating Results — Overview — New Rate Regulations.”

In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. On June 22, 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which change was adopted in September 2017, and to offer additional discounts to low income customers, which change was adopted in December 2017. We believe these Government measures will adversely affect our revenues and our results of operations. In addition, we cannot provide assurance that we will not provide other rate discounts in the future to comply with the Government’s public policy guidelines or suggestions, or that such measures will not have a material adverse effect on our results of operations.

Interconnection.    Dominant network service providers such as ourselves that own essential infrastructure facilities or possess a certain market share are required to provide interconnection of their telecommunications network facilities to other service providers upon request. The MSIT sets and announces the standards for determining the scope, procedures, compensation and other terms and conditions of such provision, interconnection or co-use. We have entered into interconnection agreements with KT, LG U+ and other network service providers permitting these entities to interconnect with our network. We expect that we will be required to enter into additional agreements with new operators as the MSIT grants permits to additional telecommunications service providers.

Frequency Allocation.    The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2017, 2016 and 2015, the fee amounted to Won 150.3 billion, Won 186.8 billion and Won 189.8 billion, respectively.

We currently use 10 MHz of bandwidth in the 800MHz spectrum for our CDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 20 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 27 MHz of spectrum in the 2.3 GHz band for our WiBro services. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 16 of the notes to our consolidated financial statements.

In April 2018, the MSIT announced that it plans to hold a frequency bandwidth auction in June 2018 to allocate bandwidths that are capable of utilizing 5G technology in preparation for the commercial launch of 5G networks in Korea. The MSIT plans to auction 280 MHz of bandwidth in the 3.5 GHz spectrum and 2.4 GHz of bandwidth in the 28 GHz spectrum. The MSIT announced that it expects to allocate such bandwidths in December 2018 in accordance with the results of the auction and that it will provide further details regarding the auction in May 2018.

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

Universal Service Obligation.    All telecommunications service providers other than value-added service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIT (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIT designates universal services and the service provider who is required to provide each service. Currently, under the MSIT guidelines, we are required to offer free subscription and a discount of between 30.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). Our contribution amount for our fiscal year 2017 has not yet been determined. In 2016, our contribution amount was Won 13.6 billion for our fiscal year 2015. In 2015, our contribution amount was Won 21.1 billion for our fiscal year 2014. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, and the exception for the foreign shareholding limit under the amended Telecommunications Business Act, which became effective on August 13, 2013, does not apply to us, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of the outstanding voting stock of such Korean entities are also deemed foreigners. If this 49.0% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation, and the MSIT may require other corrective action.

As of December 31, 2017, SK Holdings owned 20,363,452 shares of our common stock, or 25.22% of our issued shares. As of December 31, 2017, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein. If such foreign shareholders increase their shareholdings in SK Holdings to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2017 (which we believe was 41.4%), would reach 66.7%, exceeding the 49.0% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MSIT may issue a corrective order to us, the breaching shareholder (including SK Holdings if the breach is caused by an increase in foreign ownership of SK Holdings) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Holdings. Furthermore, SK Holdings will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIT will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. If a corrective order is issued to us by the MSIT arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MSIT may:

•	revoke our business license;

•	suspend all or part of our business; or

•	if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years.

Additionally, the Telecommunications Business Act also authorizes the MSIT to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year or a penalty of Won 50 million. See “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the MOSF, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million in the aggregate within one year from the filing of a report with a designated foreign exchange bank require the filing of a report with the MOSF.

The Telecommunications Business Act provides for the creation of a Public Interest Review Committee under the MSIT to review investments in or changes in the control of network service providers. The following events would be subject to review by the Public Interest Review Committee:

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MSIT may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network service provider. Additionally, if a dominant network service provider (which would currently include us and KT), together with its specially related persons (as defined under the FSCMA), holds more than 5.0% of the equity of another dominant network service provider, the voting rights on the shares held in excess of the 5.0% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. Our patents are mainly related to LTE technology and wireless Internet applications. We have also acquired a number of patents related to WCDMA and CDMA technologies. There are no licensed patents that are material to our business.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2017, SK Group members owned in aggregate 25.22% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2017:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	607,249
	Customer Service Centers	107,277
	Training Centers	616,845
	Central Research and Development Center	482,719
	Others(1)	1,248,744
Busan	Regional Headquarters	363,282
	Others(1)	609,693
Daegu	Regional Headquarters	148,065
	Others(1)	335,186
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	685,167
Chungcheong Province	Regional Headquarters	459,302
	Others(1)	855,398

(1)	Includes cell sites.

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

Overview

Our operations are reported in four segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services, (3) e-commerce services, which include our open marketplace platform, 11st, and other commerce solutions, and (4) other businesses, which include our portal service, our hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services, including artificial intelligence solutions, as well as other miscellaneous cellular services.

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

Our e-commerce services segment became a separate reportable segment as of January 1, 2016. In our e-commerce services segment, we derive revenue from our subsidiary SK Planet, which earns revenue principally through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent to the “mini malls” on 11st, its online open marketplace platform, as well as advertising revenue from 11st and its other commerce solutions. In March 2016, SK Planet effected a spin-off of its former platform and T Store businesses by establishing SK TechX Co., Ltd. (“SK TechX”) and One Store, respectively. As a result, the results of operations from SK Planet’s former platform business and T store business were included in our e-commerce services segment prior to March 2016 but subsequently, such revenues are included in our others segment.

In our others segment, we earn revenue from our hardware businesses through sales of projection display devices and high-end audio devices, our security business operated by our subsidiary, NSOK, advertising revenue from our “Nate” portal service operated by our subsidiary, SK Communications, and sales commissions through our mobile application marketplaces. As discussed above, the results of operations from SK TechX and One Store are included in our others segment subsequent to the spin-offs from SK Planet in March 2016.

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our wireless subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our e-commerce service revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st and the number of merchants that utilize 11st to advertise and promote their products and services and the extent of such advertisement and promotion.

Among other factors, management uses operating profit of each reportable segment presented in accordance with K-IFRS (“segment operating profit”) in its assessment of the profitability of each reportable segment. The sum of segment operating profit for all four reportable segments differs from our operating profit presented in accordance with IFRS as issued by the IASB as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.” In addition to the information set forth below, see note 5 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

New Rate Regulations.    Under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. On June 22, 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which change was adopted in September 2017, and to offer additional discounts to low income customers, which change was adopted in December 2017.

In 2017, the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA increased due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 25%. In the fourth quarter of 2017, approximately 60% of our new subscribers elected to receive discounted rates in lieu of handset subsidies compared to 47% in the previous quarter. As of December 31, 2017, approximately one-third of our subscribers who elected to receive these discounted rates are receiving the increased 25% rate discount. We expect that these Government measures will adversely affect our revenues and results of operations as more subscribers elect to receive the 25% rate discount. On the other hand, we expect that this will also reduce our marketing expenses as the amount of handset subsidies paid to subscribers will decline and that this will also contribute to maintaining a stable churn rate.

With respect to handset subsidies, in October 2014, the Government started limiting the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers under the MDDIA. The prohibition from providing handset subsidies exceeding the amount set by the KCC (which was Won 330,000 from April 2015 to September 2017) expired in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. Although the expiration of this provision may lead to increased handset subsidies provided to subscribers among us and our competitors, we do not expect that the impact will be significant as a greater number of subscribers elect to receive discounted rates in lieu of such subsidies due to the increase in the applicable discount rate to 25% in September 2017.

Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2017 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Decrease in Monthly Revenue per Subscriber.    We measure monthly average per subscriber using two metrics: billing average monthly per subscriber (“billing ARPU”) and total average monthly revenue per subscriber (“total ARPU”). Billing ARPU is derived by dividing the sum of total SK Telecom revenues from voice service and data service for the period by the monthly average number of subscribers (excluding the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period.

Total ARPU is derived by dividing the sum of total SK Telecom revenues from voice service, data service, initial subscription fees and interconnection revenue, as well as other revenues, for the period by the monthly average number of subscribers (excluding the number of MVNO subscribers leasing our networks) for the period, then dividing that number by the number of months in the period.

Our billing ARPU decreased by 1.2% to Won 35,216 in 2017 from Won 35,636 in 2016, which represented a decrease of 1.3% from Won 36,118 in 2015. Our total ARPU decreased by 0.8% to Won 40,800 in 2017 from Won 41,126 in 2016, which represented a decrease of 2.6% from Won 42,221 in 2015. The decreases in billing ARPU and total ARPU in 2017 and 2016 were primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies. In addition, the decreases in billing ARPU and total ARPU in 2017 were also partially due to the increase in the applicable discount rate offered to subscribers not receiving handset subsidies from 20% to 25% in September 2017, offset in part by an increase in subscribers that subscribe to our unlimited data usage plans.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2017 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2017		2016		2015
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	1,224.6	￦	1,303.4	￦	1,495.4
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS
Fee revenues		(1.4)		(0.6)		—
Gain on disposal of property and equipment and intangible assets		(14.0)		(6.9)		(7.1)
Others		(16.6)		(59.1)		(23.8)

		(32.0)		(66.6)		(30.9)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS
Loss on impairment of property and equipment and intangible assets		54.9		24.5		35.8
Loss on disposal of property and equipment and intangible assets		60.1		63.8		21.4
Donations		112.6		96.6		72.5
Bad debt for accounts receivable — other		5.8		40.3		15.3
Others		110.6		73.7		98.5

		344.0		298.9		243.5

Operating profit pursuant to K-IFRS	￦	1,536.6	￦	1,535.7	￦	1,708.0

However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2017.

Recently Issued International Financial Reporting Standards

We plan to adopt IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments in the year beginning on January 1, 2018 and IFRS 16, Leases in the year beginning on January 1, 2019. See note 4(28) of the notes to our consolidated financial statements for a summary of significant accounting standards that have been issued but not yet adopted.

IFRS 15 requires us to capitalize certain costs associated with commissions paid to sales agents to obtain new customer contracts, which we previously expensed. We pay commissions for each service contract to our direct retail stores and authorized dealers. Upon adoption of IFRS 15, we will recognize the commissions as prepaid expenses as these are the incremental costs of obtaining a contract and we will amortize such assets over the relevant expected service periods. In addition, IFRS 15 requires us to allocate the transaction price of each performance obligation in a contract in proportion to its stand-alone selling price when we provide a wireless telecommunications service contract together with a digital handset to a customer. We expect that this change will negatively impact our wireless service revenue, but positively impact our wireless device sales revenue. In connection with this, the difference between the revenue recognized for the wireless device sale and the transaction price will be recorded as a contract asset that will be amortized over the expected wireless service period to offset the relevant wireless service revenue.

We plan to adopt IFRS 15 by recognizing the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings as of January 1, 2018. We elected to apply IFRS 15 retrospectively only to contracts that were not completed as of January 1, 2018. The following table sets forth the expected financial impact of the adoption of IFRS 15 on our statement of financial position as of January 1, 2018 based on our evaluation to date.

	As of December 31, 2017 (Before adoption of IFRS 15)	Adjustments	As of January 1, 2018 (After adoption of IFRS 15)

	(In billions of Won)
Current Assets	6,201.9	1,804.1	8,006.0
Accounts receivable — trade, net	2,126.0	(4.3)	2,121.7
Prepaid expenses	197.0	1,695.7	1,892.7
Contract assets — multiple performance obligations	—	112.2	112.2
Contract assets — right of return	—	0.5	0.5
Others	3,878.9	—	3,878.9
Non-Current Assets	27,226.8	718.8	27,945.6
Long-term prepaid expenses	90.8	693.3	784.1
Long-term contract assets — multiple performance obligations	—	30.4	30.4
Deferred tax assets	88.1	(4.9)	83.2
Others	27,047.9	—	27,047.9
Total Assets	33,428.7	2,522.9	35,951.6
Current Liabilities	7,109.1	12.5	7,121.6
Provisions	52.1	(0.2)	51.9
Contract liabilities	—	114.3	114.3
Receipts in advance	161.3	(161.3)	—
Unearned revenue	175.7	(175.7)	—
Withholdings	961.5	235.4	1,196.9
Others	5,758.5	—	5,758.5
Non-Current Liabilities	8,290.4	610.4	8,900.8
Long-term contract liabilities	—	19.1	19.1
Long-term unearned revenue	7.1	(7.1)	—
Other non-current liabilities	44.1	(0.9)	43.2
Deferred tax liabilities	978.7	599.3	1,578.0
Others	7,260.5	—	7,260.5
Total Liabilities	15,399.5	622.9	16,022.4
Equity attributable to owners of the Parent Company	17,842.2	1,900.0	19,742.2
Share capital	44.6	—	44.6
Capital surplus and others	196.4	—	196.4
Retained earnings	17,835.9	1,900.0	19,735.9
Reserves	(234.7)	—	(234.7)
Non-controlling interests	187.0	—	187.0
Total Shareholders’ Equity	18,029.2	1,900.0	19,929.2

Our preliminary assessment of the financial impact resulting from the adoption of IFRS 9 did not indicate any material impact on our consolidated financial statements if such adoptions were applied as of December 31, 2017. Our preliminary assessments in connection with IFRS 9 and 15 set forth herein are subject to change. The expected impact of the adoption of IFRS 16 on our consolidated results of operations and financial position is currently unknown or cannot be reasonably estimated.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2017			2016			2015
	(In billions of Won, except percentages)
Operating revenue and other income	￦	17,552.0	100.0%	￦	17,158.3	100.0%	￦	17,167.6	100.0%
Revenue		17,520.0	99.8		17,091.8	99.6		17,136.7	99.8
Other income		32.0	0.2		66.5	0.4		30.9	0.2
Operating expenses		16,327.4	93.0		15,854.9	92.4		15,672.2	91.3
Operating profit		1,224.6	7.0		1,303.4	7.6		1,495.4	8.7
Profit before income tax		3,403.3	19.4		2,096.1	12.2		2,035.4	11.9
Income tax expense		745.7	4.2		436.0	2.5		519.5	3.0
Profit for the year		2,657.6	15.1		1,660.1	9.7		1,515.9	8.8
Attributable to:
Owners of the Parent Company		2,599.8	14.8		1,676.0	9.8		1,518.6	8.8
Non-controlling interests		57.8	0.3		(15.9)	(0.1)		(2.7)	(0.0)

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2017			2016			2015
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	10,639.0	60.7%	￦	10,583.0	61.9%	￦	10,720.5	62.6%
Cellular Interconnection		592.7	3.4		614.4	3.6		710.0	4.1
Wireless Device Sales		1,052.2	6.0		922.4	5.4		963.4	5.6
Miscellaneous(2)		978.2	5.6		885.1	5.2		875.4	5.1

Total Cellular Services Revenue		13,262.1	75.7		13,004.9	76.1		13,269.3	77.4

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		316.8	1.8		357.8	2.1		420.6	2.5
Fixed-line Interconnection		116.1	0.7		134.1	0.8		57.1	0.3
Broadband Internet Service		1,641.6	9.4		1,472.8	8.6		1,308.8	7.6
International Calling Service		89.4	0.5		96.0	0.6		99.1	0.6
Miscellaneous(3)		560.3	3.1		590.5	3.4		608.9	3.6

Total Fixed-line Telecommunication Services Revenue		2,724.2	15.5		2,651.2	15.5		2,494.5	14.6

E-commerce Services Revenue(4)(6)		1,044.2	6.0		1,001.3	5.9		1,060.0	6.2

Other Revenue
Portal Service(5)		44.0	0.3		54.2	0.3		71.8	0.4

	For the year ended December 31,
	2017			2016			2015
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Miscellaneous(4)(6)		445.5	2.5		380.2	2.2		241.1	1.4

Total Other Revenue		489.5	2.8		434.4	2.5		312.9	1.8

Total Revenue		17,520.0	100.0		17,091.8	100.0		17,136.7	100.0

Total Revenue Growth		2.5%			(0.3)%			(0.2)%
Segment Operating Expense(7)
Cellular Services		11,548.1	65.9		11,205.8	65.6		11,591.0	67.6
Fixed-line Telecommunication Services		2,556.7	14.6		2,518.8	14.7		2,386.2	13.9
E-commerce Services		1,312.0	7.5		1,366.5	8.0		1,066.7	6.3
Others		566.6	3.2		465.0	2.7		384.8	2.2

Total Segment Operating Expense		15,983.4	91.2		15,556.1	91.0		15,428.7	90.0

Segment Operating Profit
Cellular Services		1,714.0	9.8		1,799.1	10.5		1,678.3	9.8
Fixed-line Telecommunication Services		167.5	0.9		132.4	0.8		108.3	0.6
E-commerce Services		(267.8)	(1.5)		(365.2)	(2.1)		(6.7)	(0.0)
Others		(77.1)	(0.4)		(30.6)	(0.2)		(71.9)	(0.4)

Total Segment Operating Profit	￦	1,536.6	8.8%	￦	1,535.7	9.0%	￦	1,708.0	10.0%

(1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT solutions as well as other miscellaneous cellular services.

(3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink.

(4)	E-commerce services revenue is derived from SK Planet’s revenue, which includes revenues from 11st, our open marketplace platform, and other commerce solutions. As a result of the respective spin-offs from SK Planet, the results of operations from SK Planet’s former platform business and T store business were included in our e-commerce services segment prior to March 2016 but subsequently, such revenues are included in our others segment.

(5)	Portal service revenue includes revenues from “Nate,” our online portal service operated by SK Communications.

(6)	Miscellaneous others revenue includes revenues from our hardware business, our security business operated by our subsidiary, NSOK, our marketing and sales solutions business operated by our subsidiary, M&Service, and our online open marketplace for mobile applications, among other operations. Additionally, as a result of the respective spin-offs from SK Planet, the results of operations from SK TechX and One Store are included in our others segment beginning March 2016 under miscellaneous others revenue.

(7)

“Segment operating expense” means operating expense for each reportable segment presented in accordance with K-IFRS and therefore does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the differences between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

2017 Compared to 2016

Operating Revenue and Other Income.     Our consolidated operating revenue and other income increased by 2.3% to Won 17,552.0 billion in 2017 from Won 17,158.3 billion in 2016, due to an increase in operating revenue, offset in part by a decrease in other income, as discussed below.

Our consolidated operating revenue increased by 2.5% to Won 17,520.0 billion in 2017 from Won 17,091.8 billion in 2016, primarily due to increases in cellular services revenue as well as revenue increases from our other three segments.

Our consolidated other income decreased by 51.9% to Won 32.0 billion in 2017 from Won 66.5 billion in 2016, primarily due to refunds received in 2016 in connection with the overturn of certain fines previously imposed on us by the FTC that we had paid compared to no such refunds in 2017.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•	Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 2.0% to Won 13,262.1 billion in 2017 from Won 13,004.9 billion in 2016. The increase in our cellular services revenue was due to increases in wireless device sales, miscellaneous cellular services revenue and wireless service revenue, partially offset by a decrease in cellular interconnection revenue.

•	Wireless device sales revenue increased by 14.1% to Won 1,052.2 billion in 2017 from Won 922.4 billion in 2016, primarily due to an increase in sales of handsets with relatively higher unit prices such as the Samsung Galaxy S8 and S8+, which were released in the second quarter of 2017, and the iPhone 8 and iPhone X, which were released in the fourth quarter of 2017.

•	Miscellaneous cellular services revenue increased by 10.5% to Won 978.2 billion in 2017 from Won 885.1 billion in 2016, primarily because of an increase in revenue from our IoT solutions business.

•	Wireless service revenue increased by 0.5% to Won 10,639.0 billion in 2017 from Won 10,583.0 billion in 2016, primarily attributable to an increase in the total number of wireless service subscribers and an increase in average monthly data usage to 6.0GB in 2017 from 5.2GB in 2016, despite the increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA and the increase in the applicable discount rate to 25% in September 2017 from 20%.

•	Cellular interconnection revenue decreased by 3.5% to Won 592.7 billion in 2017 from Won 614.4 billion in 2016. The decrease was primarily attributable to decreases in interconnection rates and land-to-mobile call volume.

•	Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 2.8% to Won 2,724.2 billion in 2017 from Won 2,651.2 billion in 2016, primarily due to an increase in our broadband Internet service and advanced media platform service (including IPTV) revenue, partially offset by decreases in fixed-line telephone service revenue and miscellaneous fixed-line telecommunication services revenue.

•	Revenue from our broadband Internet service and advanced media platform service (including IPTV) increased by 11.5% to Won 1,641.6 billion in 2017 from Won 1,472.8 billion in 2016, primarily due to an increase in the number of IPTV subscribers to 4.4 million subscribers as of December 31, 2017 from 4.0 million subscribers as of December 31, 2016 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

•	Fixed-line telephone service revenue decreased by 11.5% to Won 316.8 billion in 2017 from Won 357.8 billion in 2016, primarily due to a decrease in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink) to 4.3 million as of December 31, 2017 from 4.5 million as of December 31, 2016 and a decrease in residential calling volume as a result of shifting consumer preferences toward wireless communication.

•	Miscellaneous fixed-line telecommunication services revenue decreased by 5.1% to Won 560.3 billion in 2017 from Won 590.5 billion in 2016, primarily due to a decline in new contracts for business communications services provided by SK Broadband.

•	E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, increased by 4.3% to Won 1,044.2 billion in 2017 from Won 1,001.3 billion in 2016, primarily due to an increase in revenue from mobile 11st as there was an increase in sales of products through which we received relatively high third-party seller fees, despite the disparate impact of the spin-offs of SK Planet’s former platform business and T store business on 2017 compared to 2016, where revenue from the spun-off entities was included in e-commerce services revenue prior to the spin-offs in 2016, but not in 2017.

•	Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, increased by 12.7% to Won 489.5 billion in 2017 from Won 434.4 billion in 2016, due to an increase in miscellaneous other revenue. Miscellaneous other revenue increased by 17.2% to Won 445.5 billion in 2017 from Won 380.2 billion in 2016, primarily due to the disparate impact of the spin-offs of SK Planet’s former platform business and T store business on 2017 compared to 2016, where revenue from the spun-off entities was included in miscellaneous other revenue for the full year in 2017, but only a part of 2016.

Operating Expense.    Our consolidated operating expense increased by 3.0% to Won 16,327.4 billion in 2017 from Won 15,854.9 billion in 2016, primarily due to a 5.3% increase in depreciation and amortization to Won 3,097.5 billion in 2017 from Won 2,941.9 billion in 2016, a 2.0% increase in commissions to Won 5,486.3 billion in 2017 from Won 5,376.7 billion in 2016, a 5.2% increase in labor costs to Won 1,966.2 billion in 2017 from Won 1,869.8 billion in 2016 and a 19.2% increase in advertising expenses to Won 522.8 billion in 2017 from Won 438.5 billion in 2016, partially offset by a 8.3% decrease in network interconnection expenses to Won 875.0 billion in 2017 from Won 954.3 billion in 2016 and a 13.2% decrease in leased line expenses to Won 342.2 billion in 2017 from Won 394.4 billion in 2016.

The increase in depreciation and amortization was primarily due to the full year of amortization in 2017 of certain frequency bandwidth usage rights we acquired or re-licensed in 2016 compared to only partial year amortization in 2016 as well as the amortization of our sales management IT system software beginning in 2017.

The increase in commissions was attributable mainly to an increase in marketing costs relating to our wireless service, which was partially offset by a decrease in marketing costs relating to our e-commerce services, the impact of certain value-added tax refunds relating to discount coupons received in 2017 and the decrease in commissions following the establishment of Home & Service Co., Ltd. (“Home & Service”) as described below.

The increase in labor costs was primarily due to the additional personnel on payroll in connection with the establishment in June 2017 of our subsidiary, Home & Service, which provides in-home customer service primarily to our fixed-line telecommunication service subscribers. Prior to the establishment of Home & Service, we outsourced these services to a third party vendor and the related costs were classified as commissions.

The increase in advertising expenses was primarily due to an increase in advertising expenses by SK Planet and media and online advertising for B tv and oksusu, which was partially offset by a decrease in cellular services advertising.

The decrease in network interconnection expenses was mainly attributable to decreases in wireless-to-fixed-line and fixed-line-to-wireless interconnection rates.

The decrease in leased line expenses was primarily due to a decrease in the number of facilities that use leased lines due to the increase in facilities that opt to build their own network and a decrease in rates for leased lines.

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

•	Cellular services: The segment operating expense for our cellular services segment increased by 3.1% to Won 11,548.1 billion in 2017 from Won 11,205.8 billion in 2016, attributable mainly to increases in marketing costs to attract subscribers that purchase handsets with high unit prices and increases in depreciation and amortization for the reasons described above, partially offset by decreases in network interconnection and leased line expenses for the reasons described above and a decrease in frequency bandwidth usage fees.

•	Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 1.5% to Won 2,556.7 billion in 2017 from Won 2,518.8 billion in 2016, primarily due to an increase in marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and an increase in labor costs for the reasons described above.

•	E-commerce services: The segment operating expense for our e-commerce services segment decreased by 4.0% to Won 1,312.0 billion in 2017 from Won 1,366.5 billion in 2016, primarily due to a decrease in marketing costs and the impact of the value-added tax refunds described above.

•	Others: The segment operating expense for our others segment increased by 21.8% to Won 566.6 billion in 2017 from Won 465.0 billion in 2016, primarily due to the disparate impact of the spin-offs of SK Planet’s former platform business and T store business on 2017 compared to 2016, where marketing costs of the spun-off entities was included in miscellaneous other revenue for the full year in 2017, but only a part of 2016.

Operating Profit.    Our consolidated operating profit decreased by 6.0% to Won 1,224.6 billion in 2017 from Won 1,303.4 billion in 2016, as the increase in operating expense outpaced the increase in operating revenue and other income in 2017.

The following sets forth additional information about our segment operating profit with respect to each of our reportable segments. Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all four reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

•	Cellular services: The segment operating profit of our cellular services segment decreased by 4.7% to Won 1,714.0 billion in 2017 from Won 1,799.1 billion in 2016, due to the greater increase in segment operating expense, as compared to the increase in segment operating revenue, for the various reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 12.9% in 2017 from 13.8% in 2016.

•	Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 26.5% to Won 167.5 billion in 2017 from Won 132.4 billion in 2016, primarily due to an increase in revenue from our IPTV business as described above. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 6.1% in 2017 from 5.0% in 2016.

•	E-commerce services: The segment operating loss of our e-commerce services segment decreased by 26.7% to Won 267.8 billion in 2017 from Won 365.2 billion in 2016, primarily due to the impact of the value-added tax refunds described above.

•	Others: The segment operating loss of our others segment increased by 151.6% to Won 77.0 billion in 2017 from Won 30.6 billion in 2016, primarily due to the disparate impact of the spin-offs of SK Planet’s former platform business and T store business on 2017 compared to 2016.

Finance Income and Finance Costs.    Our finance income decreased by 36.3% to Won 366.6 billion in 2017 from Won 575.1 billion in 2016, primarily due to a significant decrease in gain on disposal of long-term investment securities to Won 4.9 billion in 2017 from Won 459.3 billion in 2016, which primarily related to the sale of our 15.0% interest in Loen Entertainment in February 2016 and the sale of our 1.4% interest in POSCO in November 2016, which was partially offset by a significant increase in gain on valuation of derivatives to Won 223.9 billion in 2017, primarily relating to the valuation of redeemable convertible preferred shares issued by Bluehole Inc. (“Bluehole”) that we hold, from Won 4.1 billion in 2016.

Our finance costs increased by 32.7% to Won 433.6 billion in 2017 from Won 326.8 billion in 2016, primarily due to an increase in other finance costs to Won 35.9 billion in 2017, relating to management fees paid in connection with our investment in Bluehole’s securities, from none in 2016 and an increase on loss of disposal of long-term investment securities to Won 36.0 billion in 2017 from Won 2.9 billion in 2016 primarily due to the disposal of our shares of Kakao Corporation, which we had obtained for our 15.0% interest in Loen Entertainment mentioned above, for Won 112.6 billion in cash in April 2017, through which we recognized a loss of Won 35.5 billion.

Gains (Losses) Related to Investments in Subsidiaries and Associates.    Gains related to investments in subsidiaries and associates increased by 312.4% to Won 2,245.8 billion in 2017 from Won 544.5 billion in 2016, primarily due to an increase in share of profits of SK Hynix to Won 2,175.9 billion in 2017 from Won 572.1 billion in 2016. Such increase was primarily due to an increase in SK Hynix’s profit for the year to Won 10,642.2 billion in 2017 from Won 2,960.5 billion in 2016.

Income Tax.    Income tax expense increased by 71.0% to Won 745.7 billion in 2017 from Won 436.0 billion in 2016 primarily due to a 62.4% increase in profit before income tax to Won 3,403.3 billion in 2017 from Won 2,096.1 billion in 2016. Our effective tax rate in 2017 increased by 1.1% to 21.9% from 20.8% in 2016, primarily for the reasons set forth above. Our effective tax rates in 2017 and 2016 were lower than the statutory tax rate of 24.2%, primarily due to a tax refund in 2017 and changes in unrecognized deferred taxes in 2016.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 60.1% to Won 2,657.6 billion in 2017 from Won 1,660.1 billion in 2016. Profit for the year as a percentage of operating revenue and other income was 15.1% in 2017 compared to 9.7% in 2016.

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

•	Wireless service revenue decreased by 1.3% to Won 10,583.0 billion in 2016 from Won 10,720.5 billion in 2015, primarily attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 20% in April 2015 from 12% in October 2014.

•	Cellular interconnection revenue decreased by 13.5% to Won 614.4 billion in 2016 from Won 710.0 billion in 2015. The decrease was primarily attributable to decreases in interconnection rates and land-to-mobile call volume in 2016.

•	Wireless device sales decreased by 4.3% to Won 922.4 billion in 2016 from Won 963.4 billion in 2015, primarily attributable to a decrease in the number of wireless devices sold in 2016 as a result of the maturity of the wireless device market.

•	Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 6.3% to Won 2,651.2 billion in 2016 from Won 2,494.5 billion in 2015, due to increases in our broadband Internet service and advanced media platform service (including IPTV) revenue and fixed-line interconnection revenue, partially offset by decreases in fixed-line telephone service revenue, miscellaneous fixed-line telecommunication services revenue and international calling service revenue.

•	Revenue from our broadband Internet service and advanced media platform service (including IPTV) increased by 12.5% to Won 1,472.8 billion in 2016 from Won 1,308.8 billion in 2015, primarily due to an increase in the number of IPTV subscribers to 4.0 million subscribers as of December 31, 2016 from 3.5 million subscribers as of December 31, 2015 and an increase in the purchase of paid media content by IPTV subscribers. Fixed-line interconnection revenue increased by 134.9% to Won 134.1 billion in 2016 from Won 57.1 billion in 2015, primarily due to additional interconnection charges we received from KT and LG U+ as a result of certain changes to the methodology for calculating interconnection charges.

•	Fixed-line telephone service revenue decreased by 14.9% to Won 357.8 billion in 2016 from Won 420.6 billion in 2015, primarily due to a decrease in residential calling volume as a result of shifting consumer preferences toward wireless communication. Miscellaneous fixed-line telecommunication services revenue decreased by 3.0% to Won 590.5 billion in 2016 from Won 608.9 billion in 2015, primarily due to a decline in new contracts for business communications services provided by SK Broadband. International calling service revenue decreased by 3.1% to Won 96.0 billion in 2015 from Won 99.1 billion in 2015, primarily due to a decrease in international calling volume.

•	E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, decreased by 5.5% to Won 1,001.3 billion in 2016 from Won 1,060.0 billion in 2015, primarily due to the spin-offs of SK Planet’s former platform business and T store business in March 2016 as revenues from these businesses were included in our e-commerce services segment prior to the spin-offs but excluded thereafter.

•	Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, increased by 38.8% to Won 434.4 billion in 2016 from Won 312.9 billion in 2015, due to an increase in miscellaneous other revenue. Miscellaneous other revenue increased by 57.7% to Won 380.2 billion in 2016 from Won 241.1 billion in 2015, primarily due to the spin-offs of SK Planet’s former platform business and T store business as revenues from these businesses were included in our others segment beginning in March 2016.

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

The following sets forth additional information about our segment operating profit with respect to each of our reportable segments. Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all four reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

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

•	Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 22.1% to Won 132.4 billion in 2016 from Won 108.3 billion in 2015, primarily due to the increase in revenue from our IPTV service despite the increase in costs to expand our advanced media platform service business. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 5.0% in 2016 from 4.3% in 2015.

•	E-commerce services: The segment operating loss of our e-commerce services segment increased significantly to Won 365.2 billion in 2016 from Won 6.7 billion in 2015, primarily due to the increase in marketing costs relating to promotional activities for 11st described above.

•	Others: The segment operating loss of our others segment decreased by 57.4% to Won 30.6 billion in 2016 from Won 71.9 billion in 2015, primarily due to the inclusion of the results of operations from SK TechX and One Store in our others segment as described above.

Finance Income and Finance Costs.    Our finance income increased by 453.5% to Won 575.1 billion in 2016 from Won 103.9 billion in 2015, primarily due to a significant increase in gain on disposal of long-term investment securities to Won 459.3 billion in 2016 from Won 10.8 billion in 2015 relating to the sale of our 15.0% interest in Loen Entertainment in February 2016 and the sale of our 1.4% interest in POSCO in November 2016.

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

Gains (Losses) Related to Investments in Subsidiaries and Associates.    Gains related to investments in subsidiaries and associates decreased by 30.7% to Won 544.5 billion in 2016 from Won 786.2 billion in 2015, primarily due to a 32.1% decrease in share of profits of SK Hynix to Won 572.1 billion in 2016 from Won 842.1 billion in 2015. Such decrease was primarily due to the 31.5% decrease in SK Hynix’s profit for the year to Won 2,960.5 billion in 2016 from Won 4,323.6 billion in 2015.

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

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to data published by The Bank of Korea, annual inflation in Korea was 1.9% in 2017, 1.0% in 2016 and 0.7% in 2015.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 907.3 billion as of December 31, 2017 and Won 447.5 billion as of December 31, 2016. The working capital deficits as of

December 31, 2016 and 2017 were primarily due to working capital needs in the ordinary course of business. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 2,218.9 billion as of December 31, 2017 and Won 2,081.4 billion as of December 31, 2016. We had outstanding short-term borrowings of Won 130.0 billion as of December 31, 2017 and Won 2.6 billion as of December 31, 2016. As of December 31, 2017, we had credit lines with several local banks that provided for borrowing of up to Won 440.0 billion, of which Won 390.0 billion was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,457.7 billion as of December 31, 2017 and Won 1,505.2 billion as of December 31, 2016. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,			Change
	2017	2016	2015	2017 to 2016		2016 to 2015
	(In billions of Won, except percentages)
Net cash provided by operating activities	3,855.8	4,243.2	3,778.1	(387.4)	(9.1)%	465.1	12.3%
Net cash used in investing activities	(3,070.6)	(2,462.2)	(2,880.5)	(608.4)	24.7	418.3	(14.5)
Net cash used in financing activities	(826.6)	(1,044.8)	(964.6)	218.2	(20.9)	(80.2)	8.3
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(6.2)	0.2	1.5	(6.4)	N.A.	(1.3)	(86.7)
Net increase (decrease) in cash and cash equivalents	(41.4)	736.2	(67.0)	(777.6)	N.A.	803.2	N.A.
Cash and cash equivalents at beginning of period	1,505.3	768.9	834.4	736.4	95.8	(65.5)	(7.8)
Cash and cash equivalents at end of period	1,457.7	1,505.3	768.9	(47.6)	(3.2)	736.4	95.8

N.A.	= Not available

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 3,855.8 billion in 2017, Won 4,243.2 billion in 2016 and Won 3,778.1 billion in 2015. Profit for the year was Won 2,657.6 billion in 2017, Won 1,660.1 billion in 2016 and Won 1,515.9 billion in 2015. Net cash provided by operating activities in 2017 decreased by 9.1% from 2016 primarily due to an increase in outstanding accounts receivable at the year-end of 2017 compared to the year-end of 2016. Net cash provided by operating activities in 2016 increased by 12.3% from 2015 primarily due to the fulfillment of certain year-end cash payment obligations on the next business day after December 31, 2016, which was not a business day.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 3,070.6 billion in 2017, Won 2,462.2 billion in 2016 and Won 2,880.5 billion in 2015. Cash inflows from investing activities were Won 456.8 billion in 2017, Won 1,140.7 billion in 2016 and Won 914.5 billion in 2015. Cash inflows in 2017 were primarily attributable to the collection of short-term loans of Won 216.7 billion and proceeds from disposals of long-term investment securities of Won 129.7 billion, mostly in connection with the disposal of our shares of Kakao Corporation for Won 112.6 billion in cash in April 2017. Cash inflows in 2016 were primarily attributable to proceeds from disposals of long-term investment securities of Won 555.5 billion, mostly in connection with the disposal of our 15.0% interest in Loen Entertainment for shares of Kakao Corporation and Won 218.0 billion in cash in February 2016 and the disposal of our 1.4% interest in POSCO for Won 305.1 billion in November 2016, collection of short-term loans of Won 239.0 billion and decrease in short-term financial instruments, net of Won 222.3 billion. Cash inflows in 2015 were primarily attributable to collection of short-term loans of Won 398.3 billion and proceeds from disposals of investments in associates and joint ventures of Won 185.1 billion, mostly in connection with the disposal of 27,725,264 shares of KEB HanaCard for Won 176.3 billion.

Cash outflows for investing activities were Won 3,527.4 billion in 2017, Won 3,602.9 billion in 2016 and Won 3,795.0 billion in 2015. Cash outflows in 2017, 2016 and 2015 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,715.9 billion, Won 2,490.5 billion and Won 2,478.8 billion, respectively, primarily in connection with the acquisition of LTE equipment and the expansion of our LTE network.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 826.6 billion in 2017, Won 1,044.8 billion in 2016 and Won 964.6 billion in 2015. Cash inflows from financing activities were Won 1,261.8 billion in 2017, Won 861.6 billion in 2016 and Won 1,375.2 billion in 2015. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 973.3 billion in 2017, Won 776.7 billion in 2016 and Won 1,375.0 billion in 2015 and proceeds from long-term borrowings, which provided cash of Won 120.0 billion in 2017 and Won 49.0 billion in 2016. In 2017, we also received net proceeds from short-term borrowings of Won 127.4 billion.

Cash outflows for financing activities were Won 2,088.4 billion in 2017, Won 1,906.5 billion in 2016 and Won 2,339.8 billion in 2015. Cash outflows for financing activities included repayment of debentures, payment of dividends, repayments of other long-term accounts payable and cash outflows from settlement of derivatives, among other items. Repayment of debentures were Won 842.7 billion in 2017, Won 770.0 billion in 2016 and Won 620.0 billion in 2015. Payment of dividends were Won 706.1 billion in 2017, Won 706.1 billion in 2016 and Won 668.5 billion in 2015. Repayments of other long-term account payables were Won 305.5 billion in 2017, Won 122.7 billion in 2016 and Won 191.4 billion in 2015. Cash outflows from settlement of derivatives were Won 105.3 billion in 2017, none in 2016 and Won 0.7 billion in 2015. In 2015, we had cash outflows of Won 490.2 billion due to acquisition of treasury stock and cash outflows of Won 220.4 billion related to equity interest transactions, principally in connection with a share exchange transaction (the “Share Exchange”) in June 2015 through which we acquired all of the shares of SK Broadband that we did not otherwise own in exchange for 1,692,824 of our treasury shares and cash.

As of December 31, 2017, we had total long-term debt (excluding current portion) outstanding of Won 5,808.1 billion, which included debentures in the amount of Won 5,596.6 billion and bank and institutional borrowings in the amount of Won 211.5 billion. As of December 31, 2016, we had total long-term debt (excluding current portion) outstanding of Won 6,478.6 billion, which included debentures in the amount of Won 6,338.9 billion and bank and institutional borrowings in the amount of Won 139.7 billion. For a description of our long-term debt, see note 17 of the notes to our consolidated financial statements.

As of December 31, 2017, we had (i) Won 5,285.8 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 3,970.3 billion, SK Broadband issued Won 1,310 billion and Iriver issued Won 5.6 billion, and (ii) Won 1,821.4 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.00% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2017, all of our foreign currency-denominated long-term borrowings, which amounted to 25.5% of our total outstanding long-term debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products and services offered through our platform services, including artificial intelligence solutions.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2018. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(In billions of Won)
LTE Network	1,131.8	1,104.0	1,022.7
WCDMA Network	29.0	27.7	90.0
Fixed-line Network(1)	790.0	699.6	559.4
Other Network(2)	436.2	376.3	332.4
Others(3)	328.9	282.9	474.3

Total	2,715.9	2,490.5	2,478.8

(1)	Includes all capital expenditures made by SK Broadband.

(2)	Includes investments in our CDMA, WiBro and Wi-Fi networks as well as other capital expenditures related to our networks.

(3)	Includes non-network related investments such as capital expenditures for product development and maintenance and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2017, 2016 and 2015 were Won 2,715.9 billion, Won 2,490.5 billion and Won 2,478.8 billion, respectively. Of such amounts, we spent approximately 41.7%, 44.3% and 41.3% in 2017, 2016 and 2015, respectively, on capital expenditures related to expanding and enhancing the quality of our LTE network. Our other non-network related capital expenditures in 2017, 2016 and 2015 primarily related to developing new products and maintenance and upgrades to our information technology systems.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We launched our LTE-A service in June 2013, our wideband LTE-A service in June 2014, our tri-band LTE-A service in December 2014 and our five-band LTE-A service in June 2017. For a more detailed description of our LTE network, see “Item 4.B. Business Overview — Digital Wireless Network — LTE Network.” We plan to continue to make capital investments in 2018 to further improve and expand our LTE network and develop related technologies as well as to prepare for the commercialization of our future 5G network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Band	Technology (width)		Date of Acquisition	Initial Payment Amount (in billions of Won)	Initial Payment Year	Annual Payment Amount (in billions of Won)	Annual Payment Term
800MHz	CDMA(10M)		June 2011	208.3	2011	69.4	2013-2015
	LTE(20M)
1.8GHz	LTE(35M)	20M	Dec. 2011	248.8	2011	74.6	2012-2021
		15M	Sept. 2013	115.3	2013	43.2	2014-2021
2.1GHz	LTE(20M)		Dec. 2001	650.0	2001	130.0	2007-2011
	WCDMA(20M)		Dec. 2016	141.2	2016	85.3	2017-2021
2.3GHz	WiBro(27M)		March 2012	8.7	2012	2.9	2014-2016
2.6GHz	LTE(40M+20M)		August 2016	332.5	2016	99.8	2017-2026

For more information, see note 16 of the notes to our consolidated financial statements.

We expect that our capital expenditure amount in 2018 will be slightly higher than that of 2017. Our expenditures will be for a range of projects, including investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including artificial intelligence solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our future 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2018 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise, including in connection with building out our networks on any new bandwidths we may choose to acquire in the frequency bandwidth auction expected to be held by the MSIT in June 2018. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all. For more information regarding the frequency bandwidth auction expected to be held by the MSIT in June 2018, see “Item 4.B. Business Overview — Law and Regulation — Competition Regulation — Frequency Allocation.”

Repayment of Outstanding Debt.    As of December 31, 2017, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2018	1,533.0
2019	984.9
2020	978.5
2021 and thereafter	3,854.3

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

In August 2014, we acquired a 39.3% equity interest of Iriver, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of

Won 54.5 billion. In 2017, we made capital contributions of Won 25.0 billion and as of December 31, 2017, we had a 45.9% equity interest in Iriver.

In 2014 and 2015, we acquired an 83.9% interest in NSOK, a provider of residential and small business electronic security and other related alarm monitoring services, for an aggregate of Won 64.0 billion. In October 2016, we acquired the remaining 16.1% interest in NSOK through SK Telink.

In 2016, we acquired a 46.2% interest in SM Mobile Communications for Won 12.1 billion, which was subsequently merged into Iriver, and in 2017, we acquired SM Life Design for Won 30.0 billion, in light of potential synergies that may be achieved through the entertainment business.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2017 was Won 62.0 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 663.6 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 706.1 billion in 2017, Won 706.1 billion in 2016 and Won 668.5 billion in 2015.

In April 2018, we distributed annual dividends at Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) to our shareholders for an aggregate payout amount of Won 635.5 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2017, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In billions of Won)
Bonds
Principal	7,097.0	1,491.4	1,837.0	1,340.0	2,428.6
Interest	1,134.0	190.8	287.6	210.6	445.0
Long-term borrowings
Principal	253.7	41.6	156.4	55.7	—
Interest	14.1	6.3	6.4	1.4	—
Capital lease obligations
Principal	—	—	—	—	—
Interest	—	—	—	—	—
Operating leases	—	—	—	—	—
Facility deposits	6.5	0.6	—	—	5.9
Derivatives	40.3	29.0	—	11.3	—
Other long-term payables(2)
Principal	1,710.2	302.9	605.7	402.6	399.0
Interest	71.3	5.8	37.9	16.5	11.1
Short-term borrowings	130.0	130.0	—	—	—

Total contractual cash obligations	10,457.0	2,198.4	2,931.0	2,038.1	3,289.6

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

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with K-IFRS. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to allowances for doubtful accounts, fair value measurements of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Allowances for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors. Allowance for doubtful accounts amounted to Won 362.2 billion as of December 31, 2017 and Won 369.3 billion as of December 31, 2016. As there was no significant change in our assumptions and judgments including on the aging of accounts receivables, past customer default experience and credit status, and economic and industrial factors, there was no significant change in the percentage of allowance for doubtful accounts as of December 31, 2017 compared to the prior year. If economic or specific industry trends worsen beyond our estimates, the allowances for doubtful accounts we have recorded may be materially adjusted in the future.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit for the period or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market are determined using valuation techniques that require management’s estimates of future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See note 2(4) of the notes to our consolidated financial statements.

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

Our intangible assets include our frequency usage rights, which have contractual lives of 5 to 10.25 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights presents risks and challenges to our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2017. See note 16 of the notes to our consolidated financial statements.

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

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities. We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2017 and 2016, unused tax loss carryforwards of Won 921.3 billion and Won 755.1 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of Won 166.3 billion in unrecognized tax loss carryforwards in 2017 compared to 2016 was primarily related to the net losses incurred by SK Planet. See note 31 of the notes to our consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

In 2017, 2016 and 2015, our annual research and development expenses were Won 395.3 billion, Won 344.8 billion and Won 315.8 billion, respectively. Our total research and development expenses were approximately 2.3% in 2017, 2.0% in 2016 and 1.8% in 2015, respectively, of operating revenue and other income.

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

Standing directors are our full-time employees and executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Jung Ho Park	May 27, 1963	2017	2020	Executive Director	President and Chief Executive Officer	Chief Executive Officer, SK Holdings; Head of Corporate Development Office, SK C&C Co., Ltd.; Head of Business Development Office, SK Telecom

Young Sang Ryu	May 15, 1970	2018	2021	Executive Director	Head of Corporate Center	Executive Vice President of Business Development Group, SK Holdings; Senior Vice President of Business Development Office, SK Telecom

Our current non-standing directors are as set forth below:

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Sik Cho	Nov. 27, 1960	2017	2020	Non-executive Director	Chairman, SK SUPEX Council	Chief Executive Officer, SK Holdings; Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management, SK Holdings

Dae Shick Oh	Nov. 28, 1954	2013	2019	Independent Non-executive Director	Advisor, Bae, Kim & Lee LLC	Outside Director, CJ Corporation, Head of Seoul Regional Tax Office; Head of Investigation Department, Korea National Tax Service

Name	Date of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience

Jae Hoon Lee	Sep. 26, 1955	2017	2020	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Jae Hyeon Ahn	Feb. 2, 1961	2017	2020	Independent Non-executive Director	Professor, Advanced Innovative Management Program, KAIST	Vice President, College of Business, KAIST; Dean, College of Information and Media Management, KAIST; Dean, College of Information and Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

Jung Ho Ahn	Feb. 11, 1978	2017	2020	Independent Non-executive Director	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Youngmin Yoon	Dec. 19, 1963	2018	2021	Independent Non-executive Director	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University	Professor, School of Media & Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to the directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2017 totaled approximately Won 2.2 billion.

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

In March 2002, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, certain of our directors and officers were granted options to purchase our common shares, which have all expired without being exercised. On March 24, 2017, pursuant to resolutions of the shareholders, and in accordance with our articles of incorporation, Mr. Jung Ho Park, our President and Chief Executive Officer, was

granted options to purchase 66,504 shares of our common stock. On February 20, 2018, our board of directors resolved to grant options to certain executive officers, which was approved by shareholder resolution on March 21, 2018, as set forth in the table below. The following table summarizes the exercisable stock options granted as of the date of this annual report:

Recipient	Position	Exercise period		Exercise price (per share)	Number of shares issuable
		From	To
Jung Ho Park	Executive Director, President and Chief Executive Officer	March 25, 2019	March 24, 2022	246,750	22,168
		March 25, 2020	March 24, 2023	266,490	22,168
		March 25, 2021	March 24, 2024	287,810	22,168

Sung Won Suh	Head of MNO Business	February 21, 2020	February 20, 2023	254,120	2,755

Sang Ho Lee	Head of Service Platform Business	February 21, 2020	February 20, 2023	254,120	1,594

Young Sang Ryu	Head of Corporate Center	February 21, 2020	February 20, 2023	254,120	1,358

Item 6.C.	Board Practices

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

Our audit committee is composed of four independent non-executive directors: Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn, and Youngmin Yoon, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Dae Shick Oh is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Jung Ho Park, and two independent directors, Jae Hoon Lee and Jae Hyeon Ahn.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director, Young Sang Ryu, and five independent directors, Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn and Youngmin Yoon.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Jae Hoon Lee, Dae Shick Oh and Jung Ho Ahn.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jae Hyeon Ahn, Jung Ho Ahn and Youngmin Yoon.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2015	24,479	1,513	25,992
December 31, 2016	24,569	1,275	25,844
December 31, 2017	29,450	1,158	30,608

Labor Relations

As of December 31, 2017, SK Telecom had a company union consisting of 2,257 regular employees out of 4,495 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2015 were completed in November 2015 and resulted in an average monthly wage increase of Won 80,000 for SK Telecom employees. Our wage negotiations for 2016 were completed in September 2016 and resulted in no change to the average monthly wage of SK Telecom employees. Our wage negotiations for 2017 were completed in November 2017 and resulted in an average monthly wage increase of 3% for SK Telecom employees. Our wage negotiations for 2018 have not commenced yet. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2017, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 679.6 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 663.6 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2002, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2017 was set at 2.49% of SK Telecom’s profit before income tax on a separate basis, or Won 40.0 billion. The contribution amount for 2016 was set at 2.24% of SK Telecom’s profit before income tax on a separate basis, or Won 35.0 billion. The contribution amount for 2015 was set at 2.04% of SK Telecom’s profit before income tax on a separate basis, or Won 30.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our standing and non-standing directors as of March 31, 2018:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Standing Director:
Jung Ho Park	President & Chief Executive Officer	1,000	0.0%	None	66,504
Young Sang Ryu	Chief Financial Officer	0	0	None	1,358

Non-Standing Directors:
Dae Sik Cho	Non-executive Director	0	0	None	None
Dae Shick Oh	Independent Non-executive Director	0	0	None	None
Jae Hoon Lee	Independent Non-executive Director	0	0	None	None
Jae Hyeon Ahn	Independent Non-executive Director	0	0	None	None
Jung Ho Ahn	Independent Non-executive Director	0	0	None	None
Youngmin Yoon	Independent Non-executive Director	0	0	None	None

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2017, approximately 58.6% of our issued shares were held in Korea by approximately 53,935 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2017, there were at least 33,186 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 8,899,423 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 11.0% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2017 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares and with respect to the total amount of such shares owned by our officers and directors, as a group:

Shareholder/Category	Number of Shares	Percentage Total Shares Issued	Percentage Total Shares Outstanding
Domestic Shareholders
SK Holdings	20,363,452	25.22%	28.84%
Treasury shares(1)	10,136,551	12.55	—
Officers and Directors	1,000	0.00	0.00
National Pension Service	7,392,350	9.16	10.47
Other Domestic Shareholders	9,401,926	11.64	13.32
Foreign Shareholders(2)
Shareholders holding ADRs	8,899,423	11.02	12.60
Shareholders holding common stock	24,551,009	30.41	34.77

Total Issued Shares	80,745,711	100%	—

Total Outstanding Shares(3)	70,609,160	—	100%

(1)	Treasury shares do not have any voting rights. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	Based on the data collected by the KRX KOSPI Market under the Foreign Exchange Transaction Laws.

(3)	Represents total issued shares excluding treasury shares.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2017	2016	2015
	(As a percentage of total issued shares)(1)
SK Group(2)	25.22%	25.22%	25.22%
SK Holdings	25.22	25.22	25.22
National Pension Service	9.16	8.87	8.62

(1)	Includes 10,136,551 shares held in treasury as of December 31, 2017, 2016 and 2015, respectively. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program.

(2)	SK Group’s ownership interest as of December 31, 2017, 2016 and 2015 consisted of the ownership interest of SK Holdings only.

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

As of March 31, 2018, SK Holdings held 25.22% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Securities — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2018, the total number of our common shares outstanding was 70,609,160.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2017.

SK Networks

As of December 31, 2017, we had Won 3.1 billion of accounts receivable from SK Networks. As of the same date, we had Won 267.3 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&Marketing. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,220.3 billion in 2017, Won 1,131.6 billion in 2016 and Won 1,258.0 billion in 2015.

SK Holdings

We enter into agreements with SK Holdings from time to time for specific information technology-related projects. The aggregate fees we paid to SK Holdings for information technology services amounted to Won 397.0 billion in 2017, Won 449.2 billion in 2016 and Won 324.1 billion in 2015. We also purchase various information technology-related equipment from SK Holdings from time to time. The total amount of such purchases was Won 283.6 billion in 2017, Won 235.5 billion in 2016 and Won 236.4 billion in 2015. We are a party to several service agreements with SK Holdings relating to the development and maintenance of our information technologies systems. We also pay SK Holdings for use of the SK brand.

SK TNS

SK TNS Co., Ltd. (“SK TNS”) provides us with network construction and maintenance services and related equipment. The total amount of network equipment purchased from SK TNS was Won 494.6 billion in 2017 and Won 387.5 billion in 2016. As of December 31, 2017, we had Won 140.3 billion of accounts payable to SK TNS, mainly relating to payments for such services and equipment.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-77.

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

KCC Proceedings

On March 12, 2015, the KCC imposed a fine of Won 934 million on us and issued a correctional order for violating the MDDIA with respect to our compensation programs for used handsets. On March 26, 2015, the KCC imposed a fine of Won 23.5 billion on us and imposed a suspension on acquiring new subscribers for a period of seven days for providing subsidies to subscribers in excess of the amounts permitted under the MDDIA. We suspended acquisition of new customers during the period from October 1, 2015 to October 7, 2015. On May 13, 2015, the KCC imposed a fine of Won 3.6 billion on us and issued a correctional order for violating its obligations to protect personal information. We paid such fine in July 2015 and reported to the KCC on the implementation of actions pursuant to the correctional order in September 2015. On May 28, 2015 and December 10, 2015, the KCC imposed a fine of Won 350 million and Won 560 million, respectively, on us and issued a correctional order for misleading and exaggerated advertisement of bundled wireless and fixed-line telecommunications products.

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

On March 21, 2017, the KCC imposed a fine of Won 794 million on us for providing subsidies to foreign subscribers in excess of the amounts permitted under the MDDIA. On December 6, 2017, the KCC issued a correctional order relating to restrictions on cancelling broadband Internet and bundled service subscriptions. On January 24, 2018, the KCC imposed an aggregate fine of Won 21.4 billion on us for providing discriminatory subsidies in violation of the MDDIA.

With respect to the correctional orders issued by the KCC set forth above, we have implemented remedial measures pursuant to such correctional orders and reported to the KCC on the implementation of such measures.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. Various lawsuits were filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. With respect to the eight lawsuits for which final judgments have been rendered, the relevant courts have rendered judgments in favor of SK Communications. As of March 31, 2018, five of the lawsuits, seeking damages of approximately Won 12.6 million in aggregate, were pending at various appellate courts and the Supreme Court of Korea.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2013	￦ 9,400	￦ 666.4	70,936,336
2014	9,400	666.8	70,936,336
2015	10,000	708.1	70,609,160	(1)
2016	10,000	706.1	70,609,160
2017	10,000	706.1	70,609,160

(1)	The number of shares entitled to the interim dividend was 72,629,160.

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

The principal trading market for our common shares is the KRX KOSPI Market. As of March 31, 2018, 70,609,160 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM”. Each ADS represents one-ninth of one share of our common stock. As of March 31, 2018, ADSs representing 8,804,190 shares of our common stock were outstanding.

Shares of Common Stock

The following table sets forth the high, low and closing prices and the average daily trading volume of our common shares on the KRX KOSPI Market since January 1, 2013:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(Won per shares)			(Number of shares)
2013	238,500	150,000	230,000	212,769
First Quarter	185,500	150,000	180,500	234,684
Second Quarter	225,500	172,000	210,000	245,151
Third Quarter	226,500	202,000	218,500	175,670
Fourth Quarter	238,500	211,500	230,000	195,925
2014	298,500	196,500	268,000	170,709
First Quarter	229,000	196,500	215,500	184,185
Second Quarter	243,500	198,000	236,500	180,743
Third Quarter	298,500	236,000	290,000	152,740
Fourth Quarter	298,500	259,000	268,000	165,710
2015	301,000	215,000	215,500	185,999
First Quarter	301,000	264,000	272,500	151,786
Second Quarter	293,500	240,500	250,000	209,931
Third Quarter	263,000	237,000	263,000	185,542
Fourth Quarter	261,500	215,000	215,500	195,488
2016	233,500	193,000	224,000	157,834
First Quarter	233,500	193,000	208,500	212,966
Second Quarter	222,000	201,500	215,500	152,755
Third Quarter	232,000	214,500	226,000	120,700
Fourth Quarter	232,500	216,000	224,000	146,790
2017	283,000	218,000	267,000	172,987
First Quarter	262,500	218,000	252,000	170,277
Second Quarter	266,000	235,500	266,000	199,148
Third Quarter	283,500	242,000	255,000	160,091
Fourth Quarter	278,000	250,500	267,000	162,875
October	271,500	257,500	264,000	161,370
November	266,000	250,500	264,000	151,552
December	278,000	265,000	267,000	177,252
2018 (through April 25)	280,000	222,000	226,500	179,421
First Quarter	280,000	226,500	233,500	177,266
January	280,000	259,500	265,500	178,936
February	262,000	239,500	240,000	169,110
March	239,500	226,500	233,500	182,507
Second Quarter (through April 25)	237,000	222,000	226,500	186,725
April (through April 25)	237,000	222,000	226,500	186,725

Source: Korea Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

American Depositary Shares

The following table sets forth the high, low and closing prices and the average daily trading volume of the ADSs on the NYSE since January 1, 2013:

	Prices			Average Daily Trading Volume
Calendar Year	High(1)	Low(1)	Close
	(US$ per ADS)			(Number of ADS)
2013	25.16	15.69	24.62	1,407,958
First Quarter	18.69	15.69	17.87	1,884,190
Second Quarter	22.37	17.05	20.33	1,724,433
Third Quarter	22.70	19.47	22.70	848,082
Fourth Quarter	25.16	22.16	24.62	1,204,890
2014	31.75	20.76	27.01	905,341
First Quarter	24.07	20.76	22.57	952,847
Second Quarter	26.50	20.76	25.94	903,143
Third Quarter	31.75	25.54	30.34	963,636
Fourth Quarter	30.62	27.01	27.01	803,932
2015	30.07	20.15	20.15	598,527
First Quarter	29.76	26.22	27.21	787,402
Second Quarter	30.07	23.96	24.79	598,632
Third Quarter	25.22	22.08	24.40	510,694
Fourth Quarter	25.49	20.15	20.15	506,235
2016	23.17	17.89	20.90	621,501
First Quarter	20.98	17.89	20.17	674,708
Second Quarter	21.08	19.27	20.92	745,167
Third Quarter	23.17	20.48	22.60	485,527
Fourth Quarter	22.60	20.71	20.90	582,486
2017	28.65	20.64	27.91	546,992
First Quarter	25.85	20.64	25.18	658,687
Second Quarter	25.89	23.14	25.67	481,912
Third Quarter	27.88	23.57	24.59	583,505
Fourth Quarter	28.65	24.64	27.91	463,863
October	26.61	24.64	26.14	485,191
November	27.44	25.06	27.44	466,935
December	28.65	27.31	27.91	437,177
2018 (through April 25)	28.82	23.02	23.04	499,512
First Quarter	28.82	23.26	24.17	505,693
January	28.82	27.26	27.52	448,572
February	27.19	24.32	24.35	544,621
March	24.70	23.26	24.17	527,594
Second Quarter (through April 25)	24.83	23.02	23.04	478,567
April (through April 25)	24.83	23.02	23.04	478,567

Source: New York Stock Exchange

(1)	Both high and low prices are based on the daily closing prices for the period.

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

As of December 31, 2017, the aggregate market value of equity securities listed on the KRX KOSPI Market was approximately Won 1,605.8 trillion. For the year ended December 31, 2017, the average daily trading volume of equity securities was approximately 340.5 million shares with an average trading value of Won 5,325.8 billion. For the year ended December 31, 2016, the average daily trading volume of equity securities was approximately 376.8 million shares with an average trading value of Won 4,523.0 billion. For the year ended December 31, 2015, the average daily trading volume of equity securities was approximately 455.3 million shares with an average trading value of Won 5,351.7 billion.

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

Movements in KOSPI are set out in the following table together with the associated dividend yields and price to earnings ratios:

					Period Average
Year	Opening	High	Low	Closing	Dividend Yield(1) (%)	Price to Earnings(2)

1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.49	106.00	127.31	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	116.73	142.46	114.37	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.77	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	860.47	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	2.4	15.3
2001	520.95	704.50	468.76	693.70	1.7	29.3
2002	724.95	937.61	584.04	829.44	1.8	15.6
2003	635.17	822.16	515.24	810.71	2.1	10.1
2004	821.26	936.06	719.59	895.92	2.1	15.8
2005	893.71	1,379.37	870.84	1,379.37	1.7	11.0
2006	1,389.27	1,464.70	1,192.09	1,434.46	1.7	11.4
2007	1,435.26	2,064.85	1,355.79	1,897.13	1.4	16.8
2008	1,853.45	1,888.88	938.75	1,124.47	2.6	9.0
2009	1,157.4	1,718.88	1,018.81	1,682.77	1.2	23.7
2010	1,696.14	2,052.97	1,532.68	2,051.00	1.1	17.8
2011	2,070.08	2,228.96	1,652.71	1,825.74	1.6	10.9
2012	1,826.37	2,049.28	1,769.31	1,997.05	1.3	12.9
2013	2,031.10	2,059.58	1,780.63	2,011.34	1.2	13.5
2014	2,013.11	2,093.08	1,881.73	1,915.59	1.1	15.3
2015	1,926.44	2,173.41	1,829.81	1,961.31	1.2	16.1
2016	1,918.76	2,068.72	1,835.28	2,026.46	1.5	14.3
2017	2,026.16	2,557.97	2,026.16	2,467.49	1.4	14.3
2018 (through April 25)	2,479.65	2,598.19	2,363.77	2,448.81	1.3	13.1

Source: Korea Exchange

(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.

(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.

KOSPI closed at 2,448.81 on April 25, 2018.

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

The following table sets forth the number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization and the average daily trading volume at the end of the periods indicated:

	Market Capitalization on the Last Day of Each Period					Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)		Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)

1981	343	￦	2,959	US$	4,223	10,565	￦	8,708	US$	12,427
1982	334		3,001		4,012	9,704		6,667		8,914
1983	328		3,490		4,361	9,325		5,941		7,425
1984	336		5,149		6,207	14,847		10,642		12,829
1985	342		6,570		7,362	18,925		12,315		13,798
1986	355		11,994		13,863	31,755		32,870		37,991
1987	389		26,172		32,884	20,353		70,185		88,183
1988	502		64,544		93,895	10,367		198,364		288,571
1989	626		95,477		140,119	11,757		280,967		412,338
1990	669		79,020		109,872	10,866		183,692		255,412
1991	686		73,118		95,541	14,022		214,263		279,973
1992	688		84,712		107,027	24,028		308,246		389,445
1993	693		112,665		138,870	35,130		574,048		707,566
1994	699		151,217		190,762	36,862		776,257		979,257
1995	721		141,151		181,943	26,130		487,762		628,721
1996	760		117,370		138,490	26,571		486,834		928,418
1997	776		70,989		41,881	41,525		555,759		327,881
1998	748		137,799		114,261	97,716		660,429		547,619
1999	725		349,504		307,662	278,551		3,481,620		3,064,806
2000	704		188,042		148,415	306,163		2,602,211		2,053,837
2001	689		255,850		194,785	473,241		1,997,420		1,520,685
2002	683		258,681		216,071	857,245		3,041,598		2,540,590
2003	684		355,363		298,624	542,010		2,216,636		1,862,719
2004	683		412,588		398,597	372,895		2,232,109		2,156,419
2005	702		655,075		648,589	467,629		3,157,662		3,126,398
2006	731		704,588		757,622	279,096		3,435,180		3,693,742
2007	746		951,900		1,017,205	363,732		5,539,588		5,919,697
2008	765		576,888		457,122	355,205		5,189,644		4,112,238
2009	770		887,316		762,528	485,657		5,795,552		4,980,494
2010	777		1,114,882		1,260,486	379,171		5,607,749		6,340,121
2011	791		1,041,999		899,438	353,759		6,863,146		5,924,166
2012	784		1,154,294		1,085,679	486,734		4,824,610		4,537,819
2013	777		1,185,974		1,123,826	328,325		3,993,422		3,784,158
2014	773		1,192,253		1,092,908	278,082		3,983,580		3,651,646
2015	770		1,242,832		1,062,885	455,256		5,351,734		4,576,870
2016	779		1,308,440		1,086,988	376,772		4,523,044		3,757,524
2017	774		1,605,821		1,504,395	340,457		5,325,760		4,989,377
2018 (through April 25)	777		1,634,742		1,526,370	409,131		7,139,579		6,666,274

Source: Korea Exchange

(1)	Converted at the noon buying rate as certified by the Federal Reserve Bank of New York in effect on April 20, 2018 (the latest available noon buying rate prior to filing this annual report).

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2018, 80,745,711 common shares were issued, of which 10,136,551 shares were held by us in treasury. Pursuant to the Share Exchange in June 2015, we exchanged 1,692,824 treasury shares for the common shares of SK Broadband. In the fourth quarter of 2015, we acquired 2,020,000 treasury shares on the market through a share buy-back program to further increase shareholder value. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Limitation on Shareholdings

The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of such Korean entities’ outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise the voting rights with respect to the shares exceeding such limitation and may be subject to the MSIT’s corrective orders.

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

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum of 24,321,893 shares as of March 31, 2018. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. As of March 31, 2018, the outstanding ADSs represented 8,804,190 shares of our common stock. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the depositary, and has been identified in writing by us, as a holder of at least 3.0% of our shares of common stock.

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

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed or, if that action is deemed necessary or advisable by us or the ADR depositary, at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “— Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

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

We have not entered into any material contracts since January 1, 2017, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 36 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

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

Subject to certain limitations, the MOSF has authority to take the following actions under the Foreign Exchange Transaction Laws:

•	if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOSF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies or impose an obligation on a resident that holds a claim against a non-resident to collect such claim to enable the recovery of the relevant debt back to Korea; and

•	if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOSF may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “— Passive Foreign Investment Company Rules”. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2017 taxable year but could become a PFIC for our 2018 taxable year or in subsequent years, as discussed below.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of our gross income for the taxable year is passive income; or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent. Investments in companies in which we own less than 25 percent of the stock (by value) are considered to be assets that produce passive income.

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the valuation of our assets at the time. Although we do not believe that we were a PFIC in 2017, there is a significant risk that we could be treated as a PFIC in the current year or in future years due to our substantial investment in the stock of SK Hynix, which is treated as a passive asset for this purpose. If so, the considerations discussed below could become applicable to U.S. Holders.

If we are classified as a PFIC, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your shares or ADSs at death.

You can avoid the unfavorable rules described in the preceding paragraph by electing to mark your shares or ADSs to market. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares. In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and in particular the desirability of making a mark-to-market election.

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

We have entered into a floating-to-fixed cross currency swap contract to hedge foreign currency and interest rate risks with respect to long-term borrowings of US$300 million of bonds issued in March 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$700 million of bonds issued in November 2012, US$300 million of bonds issued in October 2013 and US$51.8 million of borrowings from December 2013. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 49.0 billion of borrowings from December 2016, Won 28.6 billion of borrowings from January 2017, Won 30.0 billion of borrowings from March 2017 and Won 50.0 billion of borrowings from December 2017. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of 0.2%, or Won 8.0 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2017. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2017:

	Maturities
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	519.6	893.5	618.4	608.5	727.6	2,004.3	5,371.9	5,500.4
Average weighted rate(1)	3.26%	2.78%	2.34%	2.76%	2.60%	2.85%
Variable rate	59.3	77.0	54.8	24.8	12.5	—	228.4	228.3
Average weighted rate(1)	2.46%	2.71%	2.80%	2.32%	2.37%	—
Sub-total	578.9	970.5	673.2	633.3	740.1	2,004.3	5,600.3	5,728.7

Foreign currency:
Fixed-rate	1,082.3	12.3	12.3	12.3	6.1	423.5	1,548.8	1,719.8
Average weighted rate(1)	2.35%	1.70%	1.70%	1.70%	1.71%	6.71%
Variable rate	—	—	320.9	—	—	—	320.9	320.9
Average weighted rate(1)	—	—	2.57%	—	—	—
Sub-total	1,082.3	12.3	333.2	12.3	6.1	423.5	1,869.7	2,040.7

Total	1,661.2	982.8	1,006.4	645.6	746.2	2,427.8	7,470.0	7,769.4

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 0.7 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2017. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2017, 2016 and 2015, a 10.0% increase in the equity indices where our available-for-sale equity instruments are listed, with all other variables held constant, would have increased our total equity by Won 58.9 billion, Won 52.6 billion and Won 89.8 billion, respectively, with a 10.0%

decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 35(1) of the notes to our consolidated financial statements.

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

Payments made by ADS Depositary

The depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2017, we received approximately US$1,264,021 from the depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2017. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2017 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017		2016
	(In millions of Won)
Audit Fees	￦	5,625	￦	5,181
Audit-Related Fees	￦	35	￦	14
Tax Fees	￦	323	￦	273
All Other Fees	￦	300	￦	—

Total	￦	6,283	￦	5,468

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

“All Other Fees” for 2017 in the table above relate to the fees billed by KPMG Samjong for consulting services related to our corporate social responsibility project.

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

Item 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, six are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member	We maintain a compensation review committee comprised of three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
has a relationship with the company that will materially affect that member’s duties to the compensation committee.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A 3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on April 27, 2017)

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2016)

15.2	Enforcement Decree of the Framework Act on Telecommunications, as amended (English translation) (incorporated by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2011)

15.3	Telecommunications Business Act, as amended (English translation)

15.4	Enforcement Decree of the Telecommunications Business Act, as amended (English translation)

15.5	Government Organization Act, as amended (English translation) (incorporated by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2016)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

SK Telecom Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the Group) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2018 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 27, 2018

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

SK Telecom Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited SK Telecom Co., Ltd. and subsidiaries’(the Group) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements) and our report dated April 27, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 27, 2018

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	1,457,735	1,505,242
Short-term financial instruments	6,34,35,37		616,780	468,768
Short-term investment securities	9,34,35		144,386	107,364
Accounts receivable — trade, net	7,34,35,36		2,126,007	2,240,926
Short-term loans, net	7,34,35,36		62,830	58,979
Accounts receivable — other, net	7,34,35,36,37		1,260,835	1,121,444
Prepaid expenses			197,046	169,173
Inventories, net	8		272,403	259,846
Advanced payments and other	7,9,34,35,36		63,777	64,886

Total Current Assets			6,201,799	5,996,628

Non-Current Assets:
Long-term financial instruments	6,34,35		1,222	937
Long-term investment securities	9,34,35		887,007	828,521
Investments in associates and joint ventures	12		9,538,438	7,404,323
Property and equipment, net	13,36,37		10,144,882	10,374,212
Goodwill	10,15		1,915,017	1,932,452
Intangible assets, net	16		3,586,965	3,776,354
Long-term loans, net	7,34,35,36		50,874	65,476
Long-term accounts receivable — other	7,34,35,37		287,048	149,669
Long-term prepaid expenses			90,834	88,130
Guarantee deposits	7,34,35,36		292,590	298,964
Long-term derivative financial assets	22,34,35		253,213	214,770
Defined benefit assets	21		45,952	30,247
Deferred tax assets	31		88,132	75,111
Other non-current assets	7,34,35		44,696	61,869

Total Non-Current Assets			27,226,870	25,301,035

Total Assets		￦	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,34,35	￦	130,000	2,614
Current portion of long-term debt, net	17,34,35		1,530,948	888,467
Current portion of long-term payables — other	18,34,35		302,703	301,773
Accounts payable — trade	34,35,36		351,711	402,445
Accounts payable — other	34,35,36		1,867,074	1,767,799
Withholdings	34,35,36		961,501	964,084
Accrued expenses	34,35		1,327,906	1,125,816
Income tax payable	31		219,791	474,931
Unearned revenue			175,732	188,403
Provisions	19		52,057	66,227
Receipts in advance			161,266	174,588
Derivative financial liabilities	22,34,35		28,406	86,950
Other current liabilities			28	2

Total Current Liabilities			7,109,123	6,444,099

Non-Current Liabilities:
Debentures, excluding current portion, net	17,34,35		5,596,570	6,338,930
Long-term borrowings, excluding current portion	17,34,35		211,486	139,716
Long-term payables — other	18,34,35		1,346,763	1,624,590
Long-term unearned revenue			7,052	2,389
Defined benefit liabilities	21		61,960	70,739
Long-term derivative financial liabilities	22,34,35		11,064	203
Long-term provisions	19		32,669	31,690
Deferred tax liabilities	31		978,693	479,765
Other non-current liabilities	34,35		44,094	49,112

Total Non-Current Liabilities			8,290,351	8,737,134

Total Liabilities			15,399,474	15,181,233

Shareholders’ Equity
Share capital	1,23		44,639	44,639
Capital deficit and others	23,24,25,26		(202,237)	(198,739)
Hybrid bonds	25		398,518	398,518
Retained earnings	27		17,835,946	15,953,164
Reserves	28		(234,727)	(226,183)

Equity attributable to owners of the Parent Company			17,842,139	15,971,399
Non-controlling interests			187,056	145,031

Total Shareholders’ Equity			18,029,195	16,116,430

Total Liabilities and Shareholders’ Equity		￦	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017, 2016 and 2015

(In millions of won except for per share data)	Note	2017		2016	2015
Operating revenue and other income:	5,36
Revenue		￦	17,520,013	17,091,816	17,136,734
Other income	29		31,997	66,548	30,935

			17,552,010	17,158,364	17,167,669

Operating expenses:	36
Labor			1,966,156	1,869,763	1,893,745
Commissions			5,486,263	5,376,726	5,206,951
Depreciation and amortization	5		3,097,466	2,941,886	2,845,295
Network interconnection			875,045	954,267	957,605
Leased line			342,240	394,412	389,819
Advertising			522,753	438,453	405,005
Rent			520,244	517,305	493,586
Cost of products that have been resold			1,886,524	1,838,368	1,955,861
Others	29		1,630,747	1,523,766	1,524,377

			16,327,438	15,854,946	15,672,244

Operating profit	5		1,224,572	1,303,418	1,495,425
Finance income	5,30		366,561	575,050	103,900
Finance costs	5,30		(433,616)	(326,830)	(350,100)
Gain relating to investments in subsidiaries, associates and joint ventures, net	1,5,12		2,245,732	544,501	786,140

Profit before income tax	5		3,403,249	2,096,139	2,035,365
Income tax expense	31		745,654	436,038	519,480

Profit for the year		￦	2,657,595	1,660,101	1,515,885

Attributable to:
Owners of the Parent Company		￦	2,599,829	1,675,967	1,518,604
Non-controlling interests			57,766	(15,866)	(2,719)
Earnings per share:	32
Basic and diluted earnings per share (in won)		￦	36,582	23,497	20,988

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)	Note	2017		2016	2015
Profit for the year		￦	2,657,595	1,660,101	1,515,885
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		5,921	(7,524)	(14,489)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,30		158,440	(223,981)	(3,661)
Net change in other comprehensive income of investments in associates and joint ventures	12,28		(141,008)	(9,939)	(5,709)
Net change in unrealized fair value of derivatives	22,28,30		22,586	(13,218)	(1,271)
Foreign currency translation differences for foreign operations	28		(46,952)	7,331	26,965

Other comprehensive income (loss) for the year, net of taxes			(1,013)	(247,331)	1,835

Total comprehensive income		￦	2,656,582	1,412,770	1,517,720

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	2,597,160	1,432,982	1,522,280
Non-controlling interests			59,422	(20,212)	(4,560)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	Attributable to owners							Non- controlling interests
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total		Total equity
Balance at January 1, 2015	￦	44,639	(120,520)	398,518	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Annual dividends		—	—	—	(595,865)	—	(595,865)	(143)	(596,008)
Interim dividends		—	—	—	(72,629)	—	(72,629)	—	(72,629)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	—	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	—	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096

Balance at January 1, 2016	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Annual dividends		—	—	—	(635,482)	—	(635,482)	(300)	(635,782)
Interim dividends		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	—	10,269	42,526	52,795

		—	10,269	—	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	Attributable to owners							Non- controlling interests
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total		Total equity
Balance at January 1, 2017	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year		—	—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)		—	—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

		—	—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends		—	—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Share option		—	414	—	—	—	414	—	414
Changes in ownership in subsidiaries		—	(3,912)	—	9	—	(3,903)	(17,116)	(21,019)

		—	(3,498)	—	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance at December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)	2017		2016	2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	2,657,595	1,660,101	1,515,885
Adjustments for income and expenses (Note 38)		2,096,764	3,039,561	3,250,143
Changes in assets and liabilities related to operating activities (Note 38)		(261,468)	13,764	(685,734)

Sub-total		4,492,891	4,713,426	4,080,294
Interest received		66,713	44,602	43,400
Dividends received		106,674	98,267	62,973
Interest paid		(234,127)	(245,236)	(275,796)
Income tax paid		(576,331)	(367,891)	(132,742)

Net cash provided by operating activities		3,855,820	4,243,168	3,778,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		—	222,322	—
Decrease in short-term investment securities, net		—	—	105,158
Collection of short-term loans		216,700	238,980	398,308
Decrease in long-term financial instruments		27	28	7,424
Proceeds from disposals of long-term investment securities		129,726	555,519	149,310
Proceeds from disposals of investments in associates and joint ventures		5,925	66,852	185,094
Proceeds from disposals of property and equipment		29,368	22,549	36,586
Proceeds from disposals of intangible assets		8,848	16,532	3,769
Proceeds from disposals of assets held for sale		—	—	1,009
Collection of long-term loans		6,205	1,960	2,132
Decrease in deposits		24,550	14,894	14,635
Proceeds from disposals of other non-current assets		1,185	728	607
Proceeds from disposals of subsidiaries		30,132	—	155
Increase in cash due to merger		4,112	—	10,355
Receipt of government grants		—	300	—

Sub-total		456,778	1,140,664	914,542
Cash outflows for investing activities:
Increase in short-term financial instruments, net		(156,012)	—	(385,612)
Increase in short-term investment securities, net		(28,975)	(6,334)	—
Increase in short-term loans		(205,878)	(239,303)	(370,378)
Increase in long-term loans		(5,869)	(32,287)	(16,701)
Increase in long-term financial instruments		(2,034)	(342)	(10,008)
Acquisitions of long-term investment securities		(19,328)	(30,949)	(312,261)
Acquisitions of investments in associates and joint ventures		(193,100)	(130,388)	(65,080)
Acquisitions of property and equipment		(2,715,859)	(2,490,455)	(2,478,778)
Acquisitions of intangible assets		(145,740)	(635,387)	(127,948)
Increase in deposits		(26,377)	(12,943)	(12,536)
Increase in other non-current assets		(47)	(763)	(2,542)
Acquisitions of businesses, net of cash acquired		—	(4,498)	(13,197)
Acquisitions of subsidiaries, net of cash acquired		(26,566)	(19,032)	—
Liquidation of subsidiary		(1,600)	(191)	—

Sub-total		(3,527,385)	(3,602,872)	(3,795,041)

Net cash used in investing activities	￦	(3,070,607)	(2,462,208)	(2,880,499)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)	2017		2016	2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	127,386	—	—
Proceeds from issuance of debentures		973,291	776,727	1,375,031
Proceeds from long-term borrowings		120,000	49,000	—
Cash inflows from settlement of derivatives		188	251	175
Cash received from transfer of interests in subsidiaries to non-controlling interests		40,938	35,646	—

Sub-total		1,261,803	861,624	1,375,206
Cash outflows for financing activities:
Decrease in short-term borrowings, net		—	(257,386)	(106,600)
Repayments of long-term account payables-other		(305,476)	(122,723)	(191,436)
Repayments of debentures		(842,733)	(770,000)	(620,000)
Repayments of long-term borrowings		(32,701)	(33,387)	(21,924)
Cash outflows from settlement of derivatives		(105,269)	—	(655)
Payments of finance lease liabilities		—	(26)	(3,206)
Payments of dividends		(706,091)	(706,091)	(668,494)
Payments of interest on hybrid bonds		(16,840)	(16,840)	(16,840)
Acquisitions of treasury shares		—	—	(490,192)
Transactions with non-controlling shareholders		(79,311)	—	(220,442)

Sub-total		(2,088,421)	(1,906,453)	(2,339,789)

Net cash used in financing activities		(826,618)	(1,044,829)	(964,583)

Net increase (decrease) in cash and cash equivalents		(41,405)	736,131	(66,953)
Cash and cash equivalents at beginning of the year		1,505,242	768,922	834,429
Effects of exchange rate changes on cash and cash equivalents		(6,102)	189	1,446

Cash and cash equivalents at end of the year	￦	1,457,735	1,505,242	768,922

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2017, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued(%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,392,350	9.16
Institutional investors and other minority shareholders	42,853,358	53.07
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2017 and 2016 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	100.0	85.9
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	100.0	64.5
	SK Broadband Co., Ltd	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED(*4, 5)	Korea	Manufacturing digital audio players and other portable media devices.	45.9	48.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd.(*6)	Korea	Cloud streaming services	—	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.(*5)	Japan	Digital contents sourcing service	79.5	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*6)	India	Electronic commerce platform service	—	99.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
	S.M. LIFE DESIGN COMPANY JAPAN INC.(*6)	Japan	Selling of goods in Japan	100.0	—
	S.M. Mobile Communications JAPAN Inc.(*6)	Japan	Digital contents service	100.0	—
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*7)	Korea	Guarding of facilities	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.(*6)	Korea	Operation of information and communication facility	100.0	—
	SK stoa Co., Ltd.(*6)	Korea	Other telecommunication retail business	100.0	—
Others(*8)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0
	Stonebridge Cinema Fund(*6)	Korea	Capital investing in startups	—	60.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	On September 28, 2017, the board of directors of the Parent Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ￦270,583 per share in cash. The Parent Company paid ￦35,281 million in cash, in aggregate, and wholly owns SK Telink Co., Ltd. as of December 31, 2017.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash. The Parent Company paid ￦41,550 million in cash ,in aggregate, and wholly owns SK Communications Co., Ltd. as of December 31, 2017.

(*4)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*5)	The ownership interest changed due to the non-proportional capital increase during the year ended December 31, 2017.

(*6)	Details of changes in consolidation scope for the year ended December 31, 2017 are presented in Note 1-(4).

(*7)	During the year ended December 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.

(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)    Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	440,956	122,741	318,215	406,930	61,585
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.

(*2)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and five other subsidiaries of IRIVER LIMITED.

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)	As of December 31, 2015				2015
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	309,955	113,878	196,077	431,368	55,781
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and five other subsidiaries of IRIVER LIMITED.

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
S.M. LIFE DESIGN COMPANY JAPAN INC. (Refer to Note10)	Acquired by IRIVER LIMITED

S.M. Mobile Communications JAPAN Inc. (Refer to Note10)	Acquired by IRIVER LIMITED

Home & Service Co., Ltd.	Established by SK Boradband Co., Ltd.

SK stoa Co., Ltd.	Established by SK Boradband Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
Entrix Co., Ltd.	Merged into SK techx Co., Ltd. during the year ended December 31, 2017.

Planet11 E-commerce Solutions India Pvt. Ltd.	Disposed during the year ended December 31, 2017.

Stonebridge Cinema Fund	Liquidated during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(5)    The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2017, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2017, 2016 and 2015 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	￦	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	￦	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	￦	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	￦	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	￦	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	￦	(4,891)	(4,447)
Net cash provided by (used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

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

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2018.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

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

For the years ended December 31, 2017, 2016 and 2015

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

3.	Changes in accounting policies

Except the following amendments to the standards that are effective for annual periods beginning on January 1, 2017, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(1)    International Accounting Standards (“IAS”) 7, Cash Flow Statements

The Group adopted the amendments to IAS 7, which form a part of the IASB’s broader disclosure in the period beginning on January 1, 2017. The amendment requires the Group to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Group disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in Note 38.

(2)    IAS 12, Income Taxes

The Group adopted the amendments to IAS 12 in the period beginning January 1, 2017. The amendments clarify the necessity to consider whether there are restrictions on tax laws on the sources of taxable profits which may be used for the reversal of deductible temporary difference. In addition, the amendments provide the guidance on how to estimate the probable future taxable profit and specify the circumstances where an asset can be recovered for more than its carrying amount. These amendments have no impact on the Group’s consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group’s chief operating decision maker receives and reviews operating income based on Korean IFRS as the measure of segment profit and loss for each operating segment. Segment operating income differs from consolidated operating income used in the Group’s consolidated statements of income. Segment operating profit does not include certain items such as fee revenues, gain/loss from disposal of property, plant, equipment and intangible assets, impairment losses on property, plant, equipment and intangible assets, donations, bad debt expense and penalties. The chief operating decision maker does not receive any information about segment assets and liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~ 10

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

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

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

For the years ended December 31, 2017, 2016 and 2015

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

(i)    Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

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

For the years ended December 31, 2017, 2016 and 2015

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

For the years ended December 31, 2017, 2016 and 2015

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

(19)    Transactions in foreign currencies

(i)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

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

For the years ended December 31, 2017, 2016 and 2015

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

(22)    Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(23)    Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

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

For the years ended December 31, 2017, 2016 and 2015

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

(iii)    Commission revenue

In connection with the commission revenue from e-commerce services with following characteristics, the Group has determined that it is acting as an agent.

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in e-commerce.

(iv)    Customer loyalty programs

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

(24)    Operating profit

Operating profit is the result generated from the continuing principal revenue producing activities of the Group as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity accounted investees and income taxes.

(25)    Finance income and finance costs

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

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(26)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

The Group pays income tax in accordance with the tax-consolidation system which applies to the Parent Company and wholly owned subsidiaries.

(i)    Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

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

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

(27)    Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(28)    Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

1)    IFRS 9, Financial Instruments

IFRS 9, published in July 2014 which will replace the IAS 39 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply IFRS 9 in the period beginning on January 1, 2018.

IFRS 9 will be applied retrospectively with exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement including impairment changes. The Group will recognize any difference on the measurement of financial assets and liabilities in the opening balance of retained earnings of the year beginning January 1, 2018. In the case of hedge accounting, the prospective application is allowed except for those specified in IFRS 9 such as accounting for the time value of options and the forward element of forward contracts which requires retrospective application.

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

Based on the circumstances and information available as of December 31, 2017, the Group preliminary assessed the financial impact on its consolidated financial statements resulting from the adoption of IFRS 9. The results of the preliminary assessment are as follows. The results are subject to change according to additional information available in subsequent period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

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

Contractual cash flow characteristics
Business model assessment(*1)	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*2)	FVTPL-measured at fair value(*3)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value(*2)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	The business model is expected to be assessed at portfolio level.

(*2)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.

(*3)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option. This election will be made on an investment-by-investment basis.

As new classification requirements for financial assets under IFRS 9 are more stringent than requirements under IAS 39, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2017, the Group’s financial assets consist of ￦6,176,575 million of loans and receivables, ￦934,390 million of available-for-sale financial assets, and ￦328,314 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under IFRS 9 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ￦6,176,575 million of loans and receivables measured at amortized cost.

Based on preliminary assessment, most of the Group’s loans and receivables are held to collect their contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. Though some are held for collecting the asset’s contractual cash flows and sale, management does not expect this to have a significant impact due to the short term nature of the receivables.

A financial asset is measured at FVOCI under IFRS 9 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ￦19,928 million of debt instruments classified as available-for-sale financial assets.

Most of the debt instruments held by the Group classified as available-for-sale financial assets are expected to be classified as financial assets measured at FVOCI upon adoption IFRS 9 as at January 1, 2018. Therefore, management does not expect there to be a significant impact.

Under IFRS 9, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2017, the Group has ￦914,462 million of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

As the Group plans to classify the equity instruments with long-term investment purposes to financial assets measured at FVOCI under IFRS 9, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements except no recycling of amounts from OCI to profit and loss is allowed.

All other financial assets are measured at FVTPL. As of December 31, 2017, the Group has ￦97,003 million of debt instruments classified as financial assets at FVTPL.

Most of the financial assets classified as FVTPL under IAS 39 of the Group are expected to be designated as financial assets measured at FVTPL under IFRS 9. Therefore, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of IFRS 9 as at January 1, 2018.

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

As of December 31, 2017, the Group’s total financial liability amounts to ￦12,725,704 million, among which the financial liabilities designated as FVTPL using fair value option amount to ￦60,278 million.

As of December 31, 2017, most of the financial liabilities designated as FVTPL of the Group have short-term maturities with no significant changes in their credit risks. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of IFRS 9 as of January 1, 2018.

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

Under IFRS 9, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of IAS 39.

Stages(*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition(*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.
Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)

Under IFRS 15, Revenue from Contracts with Customers (see note 4 (28) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under IFRS 15, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses. The Group expects to perform the analysis on whether there was a significant increase in credit risk on collective basis instead of on individual instrument basis. In addition, when information that is more forward-looking than past due status is not available without undue cost or effort, the Group expects to use past due information to determine whether there have been significant increases in credit risk since initial recognition.

(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

IFRS 9 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2017, the Group has ￦6,176,575 million of debt instrument financial assets measured at amortized cost and ￦362,171 million as loss allowances for these assets. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of IFRS 9 on January 1, 2018.

iv)    Hedge accounting

IFRS 9 maintains the mechanics of hedge accounting from those in IAS 39. However, IFRS 9 replaces existing rule-based requirements under IAS 39 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under IAS 9, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in IFRS 9, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under IAS 39 thereby reducing volatility in profit or loss. As of December 31, 2017, the Group recognized the total amount of ￦2,026,434 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ￦73,828 million was recognized in OCI for the year ended December 31, 2017.

Upon initial application of IFRS 9, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under IAS 39 instead of the requirements in IFRS 9.

The Group is yet to decide on its accounting policy whether to continuously apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9 when initially applying IFRS 9. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of December 31, 2017 satisfy the hedge requirements of retrospective testing (80~125%) under IAS 39, the adoption of IFRS 9 is not expected to have material impact on the Group’s consolidated financial statements.

2)    IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, published in May 2014 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, SIC 31, Revenue: Barter Transactions Involving Advertising Services, International Financial Reporting Interpretations Committee (“IFRIC”) 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, and IFRIC 18, Transfers of Assets from Customers. The Group plans to adopt IFRS 15 on January 1, 2018. The Group plans to apply IFRS 15 by recognizing the cumulative effect of initially applying the IFRS 15 as an adjustment to the opening balance of

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

retained earnings (or other component of equity, as appropriate) of the year beginning January 1, 2018. The Group elected to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application (January 1, 2018) using the transition method permitted by IFRS 15.

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

The Group performed evaluation and identified necessary changes to its accounting system and related controls based on the understanding of the revenue stream of the Group with the assistance of external information technology and accounting specialists. The Group is assessing the financial impact of the adoption of IFRS 15 on its consolidated financial statements and plans to complete the assessment by March 31, 2018.

Based on the circumstances and information available as of December 31, 2017, the Group preliminarily assessed the financial impact on its consolidated financial statements resulting from the adoption of IFRS 15. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available to use in subsequent periods.

i) Identification of performance obligations in the contract

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

In the case that the Group provides the wireless telecommunications services and a handset to one customer, the Group will allocate considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is sold and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

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

The Group is in the progress of assessing the financial impact of allocating the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price for the case where the Group provides the wireless telecommunications services and handset to one customer. Based on the preliminary assessment, the Group expects that wireless telecommunications service revenue will be decreased, while handset sale revenue will be increased upon adoption of IFRS 15.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

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

Under IFRS 15, for the Group’s incremental costs to acquire a subscription contract, the Group expects to capitalize such amounts and amortized over the expected subscription period estimated based on historical experience. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

As of December 31, 2017, the Group is assessing the impact of capitalizing the incremental costs associated with obtaining customer contracts. Based on the preliminary assessment, the Group expects commission expenses to decrease, while corresponding assets capitalized (incremental costs of obtaining a contract) and amortization expenses to be recognized and incurred, respectively.

3)    IFRS 16, Leases

IFRS 16, published in January 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. IFRS16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC 15, Operating Leases — Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16, at the inception date of a contract and the first implementation of the standard, requires the Group to determine whether a contract is, or contains, a lease unless the Group applies the practical expedient for the existing lease contract at the date of adoption of the standard.

When accounting for lease, lessee and lessor should account for each lease component within the contract as a lease separately from non-lease components of the contract.

Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the current standard IAS 17. For a sale and leaseback arrangement, IFRS 16 requires the Group to apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset. However, sale and leaseback arrangements entered into before the adoption of IFRS 16 may not be reassessed.

i) Lease accounting for lessees

As a lessee, the Group can either apply the IFRS 16 using a full retrospective approach; or modified retrospective approach. The full retrospective approach requires the Group to retrospectively apply the new standard to each prior reporting period presented, while modified retrospective approach requires the lessee to recognize the cumulative effect of initial application at the date of initial application of the new leases standard.

ii) Lease accounting for lessors

In case where the Group is an intermediate lessor, the Group should reassess subleases that were classified as operating leases applying IAS 17 and are ongoing at the date of initial application, whether each sublease should be

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

classified as an operating lease or a finance lease applying IFRS 16. For subleases that were classified as operating leases applying IAS 17 but finance leases applying IFRS 16, the Group should accounts for such sublease as a new finance lease entered into at the date of initial application of IFRS 16.

The Group plans to update its accounting system and related controls and complete the assessment of impact on its consolidated financial statements resulting from the adoption of IFRS 16 by December 31, 2018.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services; fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services; e-commerce services, which include open marketplace platform, 11st, and other commerce solutions, and other businesses, which include online portal service, hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

(1) Segment information for the years ended December 31, 2017, 2016 and 2015 is as follows:

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,873,543	3,586,887	1,091,903	788,836	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	47,732	299,280	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	1,044,171	489,556	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	54,486	60,087	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(267,829)	(77,138)	1,536,626	(312,054)	1,224,572
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Finance income								366,561
Finance costs								(433,616)

Profit before income tax								3,403,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	(232,326)	1,303,418
Gain relating to investments in subsidiaries, associates and joint ventures, net								544,501
Finance income								575,050
Finance costs								(326,830)

Profit before income tax								2,096,139

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,962,689	3,162,712	1,703,278	410,265	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	643,299	97,361	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,059,979	312,904	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	112,537	26,833	2,845,295	—	2,845,295
Operating profit (loss)		1,678,339	108,252	(6,740)	(71,845)	1,708,006	(212,581)	1,495,425
Gain relating to investments in subsidiaries, associates and joint ventures, net								786,140
Finance income								103,900
Finance costs								(350,100)

Profit before income tax								2,035,365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Reconciliation of total segment operating income to consolidated operating profit from continuing operations for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)	2017		2016	2015
Total segment operating income	￦	1,536,626	1,535,744	1,708,006
Other operating income:
Gain on disposal of property and equipment and intangible assets		13,991	6,908	7,140
Others(*1)		18,006	59,640	23,795

		31,997	66,548	30,935
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(54,946)	(24,506)	(35,845)
Loss on disposal of property and equipment and intangible assets		(60,086)	(63,797)	(21,392)
Donations		(112,634)	(96,633)	(72,454)
Bad debt for accounts receivable — other		(5,793)	(40,312)	(15,323)
Others(*2)		(110,592)	(73,626)	(98,502)

		(344,051)	(298,874)	(243,516)

Consolidated operating profit from continuing operations	￦	1,224,572	1,303,418	1,495,425

(*1)	Others for the year ended December 31, 2016 include ￦25 billion of penalty refund.

(*2)	Others for the years ended December 31, 2017, 2016 and 2015 primarily consist of ￦21.4 billion, ￦7.6 billion and ￦29.5 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2017, 2016 and 2015 amounts to ￦17,374 billion, ￦16,940 billion and ￦17,083 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2017, 2016 and 2015 amount to ￦15,554 billion, ￦15,949 billion and ￦14,474 billion, and non-current assets outside of Korea amount to ￦257 billion, ￦286 billion and ￦287 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2017, 2016 and 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)	The Group’s operating revenue by service type is as follows:

(In millions of won)
	2017		2016	2015
Cellular revenue:
Wireless service(*1)	￦	10,638,961	10,582,963	10,720,518
Cellular interconnection		592,754	614,446	710,026
Wireless device sales		1,052,203	922,449	963,354
Miscellaneous(*2)		978,217	885,051	875,380

		13,262,135	13,004,909	13,269,278

Fixed-line telecommunication services revenue:
Fixed line telephone service		316,763	357,754	420,611
Fixed line interconnection		116,070	134,089	57,130
Broadband internet service and advanced media platform service		1,641,645	1,472,776	1,308,789
International calling service		89,412	95,986	99,106
Miscellaneous(*3)		560,261	590,588	608,937

		2,724,151	2,651,193	2,494,573

E-commerce services revenue(*4)		1,044,171	1,001,316	1,059,979

Other revenue:
Portal service(*5)		43,952	54,177	71,812
Miscellaneous(*6)		445,604	380,221	241,092

		489,556	434,398	312,904

Consolidated operating revenue	￦	17,520,013	17,091,816	17,136,734

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers.

(*2)	Miscellaneous cellular services revenue includes revenue from IoT solutions as well as other miscellaneous cellular services.

(*3)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink

(*4)	E-commerce service revenue includes revenues from 11st, open marketplace platform, and other commerce solutions.

(*5)	Portal service revenue includes revenues from Nate, and online portal service operated by SK Communications.

(*6)	Miscellaneous other revenue includes revenues from hardware business, security business operated by one of the Group’s subsidiaries, NSOK Co., Ltd., marketing and sales solutions business operated by one of the Group’s subsidiaries, SK m&service Co., Ltd., and online open marketplace for mobile applications among other operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2017 and 2016 are summarized as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term financial instruments(*)	￦	89,850	90,278
Long-term financial instruments(*)		1,222	937

	￦	91,072	91,215

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2017, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable — other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Others		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable — other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable — trade		12,933	(185)	12,748

		690,206	(46,946)	643,260

	￦	4,463,009	(362,171)	4,100,838

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable — other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable — other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable — trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	￦	4,331,892	(369,332)	3,962,560

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	￦	369,332	344,016
Bad debt expense		40,377	78,132
Write-offs		(70,802)	(79,891)
Other		23,264	27,075

Balance at December 31	￦	362,171	369,332

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,585,714	1,930,261	1,715,966	1,617,349
Overdue but not impaired		29,304	3,113	41,613	5,663
Impaired		763,185	151,432	745,560	205,741

		2,378,203	2,084,806	2,503,139	1,828,753
Allowances for doubtful accounts		(239,448)	(122,723)	(241,828)	(127,504)

	￦	2,138,755	1,962,083	2,261,311	1,701,249

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	7,150	2,679	11,543	2,838
1 ~ 3 months		1,663	44	9,144	140
3 ~ 6 months		1,576	124	4,643	1
More than 6 months		18,915	266	16,283	2,684

	￦	29,304	3,113	41,613	5,663

8.	Inventories

Details of inventories as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017				December 31, 2016
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	￦	251,463	(7,488)	243,975	232,871	(6,913)	225,958
Finished goods		1,889	(557)	1,332	1,931	(363)	1,568
Work-in-process		1,906	(956)	950	2,895	(347)	2,548
Raw materials and supplies		29,395	(3,249)	26,146	31,141	(1,369)	29,772

	￦	284,653	(12,250)	272,403	268,838	(8,992)	259,846

The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2017		2016	2015
Charged to cost of products that have been resold	￦	6,079	3,751	1,983
Write-off upon sale		(2,820)	(1,299)	(2,095)

There are no significant reversals of inventory write-downs for the periods presented.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Beneficiary certificates(*)	￦	144,386	107,364

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2017 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2) Details of long-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*1)	￦	589,202	526,363
Unlisted equity securities etc.(*2)		277,877	295,403

		867,079	821,766
Debt securities:
Investment bonds		19,928	6,755

	￦	887,007	828,521

(*1)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ￦218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ￦314,745 million.

The Group recognized gain on disposal amounting to ￦138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ￦305,110 million of cash during the year ended December 31, 2016.

In addition, the Group sold 1,357,367 shares of Kakao Corp. in exchange for ￦112,649 million in cash during the year ended December 31, 2017. In connection with the sale of Kakao Corp. shares, the Group recognized loss on disposal of long-term investment securities amounting to ￦35,468 million.

(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.

10.	Business Combination

(1)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness with the consideration of ￦30,000 million in cash. The Group recognized the difference between the consideration paid and the fair value of net assets acquired amounting to ￦21,748 million as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenues and net profit of amounting to ￦6,365 million and ￦1,244 million, respectively, in 2017.

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained control over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the consideration and the fair value of net assets amounting to ￦13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ￦103 million of net loss in 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

3)	Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	￦	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	￦	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	￦	8,252	11,177

(2)	2015

1)	General information

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

11.	Business Combinations under Common Control

(1)	2016

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company as contribution in kind.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

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

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2017 and 2016 are as follows:

(In millions of won)
		December 31, 2017			December 31, 2016
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	27.3	￦	526,099	9.6	￦	46,354
Korea IT Fund(*2)	Korea	63.3		257,003	63.3		263,850
KEB HanaCard Co., Ltd.(*3)	Korea	15.0		280,988	15.0		265,798
NanoEnTek, Inc.	Korea	28.5		38,718	28.5		39,514
SK Industrial Development China Co., Ltd.(*1)	Hong Kong	—		—	21.0		74,717
SK Technology Innovation Company	Cayman Islands	49.0		42,511	49.0		47,488
HappyNarae Co., Ltd.(*4)	Korea	45.0		21,873	42.5		17,236
SK hynix Inc.	Korea	20.1		8,130,000	20.1		6,132,122
SK MENA Investment B.V.	Netherlands	32.1		13,853	32.1		15,451
SKY Property Mgmt. Ltd.(*1)	Virgin Island	—		—	33.0		263,225
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.4		64,966	—		—
Xian Tianlong Science and Technology Co., Ltd.	China	49.0		25,891	49.0		25,880
Daehan Kanggun BcN Co., Ltd. and others	—	—		96,479	—		115,181

Sub-total				9,498,381			7,306,816

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		13,991	50.0		20,081
PT XL Planet Digital(*7)	Indonesia	—		—	50.0		27,512
Finnq Co., Ltd.(*8)	Korea	49.0		16,474	49.0		24,174
Celcom Planet and others	—	—		9,592	—		25,740

Sub-total				40,057			97,507

Total			￦	9,538,438		￦	7,404,323

(*1)

During the year ended December 31, 2017, the Group contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co., Ltd., both equity method investees of the Group, to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000,

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

which resulted in Group’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively. This investment in associates acquired through this contribution in kind transaction was measured at fair value.

(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the contractual agreement with other shareholders.

(*3)	This investment was classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*4)	The Group acquired 40,000 shares of HappyNarae Co., Ltd. at ￦17,212 per share during the year ended December 31, 2017.

(*5)	During the year ended December 31, 2017, the Group subscribed to a third-party allocation of new shares of 22,033,898 by S.M. Culture & Contents Co., Ltd. at ￦65,341 million in cash.

(*6)	The investment is held by SK Planet Co., Ltd.

(*7)	PT XL Planet Digital was disposed during the year ended December 31, 2017.

(*8)	Investment in Finnq Co., Ltd. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	The market price of investments in listed associates as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	￦	5,950	6,960,445	41,415	5,020	6,960,445	34,941
SK hynix Inc.		76,500	146,100,000	11,176,650	44,700	146,100,000	6,530,670
S.M. Culture & Contents Co., Ltd.		2,700	22,033,898	59,492	—	—	—

(3)	The financial information of significant associates as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	As of December 31, 2017
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd. (*)	SK China Company Ltd. (*)
Current assets	￦	17,310,444	7,339,492	729,872
Non-current assets		28,108,020	220,258	1,031,647
Current liabilities		8,116,133	1,181,746	81,161
Non-current liabilities		3,481,412	4,861,842	64,717

	2017
Revenue		30,109,434	1,519,607	69,420
Profit for the year		10,642,219	106,352	11,492
Other comprehensive income (loss)		(422,042)	(984)	27,190
Total comprehensive income		10,220,177	105,368	38,682

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)
Current assets	￦	9,838,982	6,868,387
Non-current assets		22,377,044	239,758
Current liabilities		4,160,849	1,219,327
Non-current liabilities		4,031,647	4,476,979

	2016
Revenue		17,197,975	1,413,077
Profit for the year		2,960,483	75,595
Other comprehensive income (loss)		28,844	(154)
Total comprehensive income		2,989,327	75,441

(*)	The financial information of SK hynix Inc. and KEB HanaCard Co., Ltd. are consolidated financial information.

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.
	2015
Revenue	￦	18,797,998	1,472,830
Profit for the year		4,323,595	10,119
Other comprehensive income (loss)		40,215	(547)
Total comprehensive income		4,363,810	9,572

(4)	The condensed financial information of joint ventures as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	￦	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co., Ltd.
	As of December 31, 2016
Current assets	￦	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

(In millions of won)
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital
	2015
Revenue	￦	38,944	17,094	5,536
Depreciation and amortization		(5,318)	(132)	(2,746)
Interest income		465	288	525
Income tax benefit		—	—	7,025
Profit (Loss) for the year		(32,713)	1,853	(21,381)
Total comprehensive income (loss)		(32,713)	1,853	(21,381)

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.(*1)	￦	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd.(*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Daehan Kanggun BcN Co., Ltd. and others(*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

Sub-total		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

Sub-total		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

Total	￦	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.

(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ￦27,900 million.

(In millions of won)
	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xian Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(26,798)	(13,179)	754	(6,972)	318	115,181

Sub-total		6,850,322	(45,658)	593,409	(5,471)	(6,972)	(78,814)	7,306,816

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co., Ltd		—	24,580	(406)	—	—	—	24,174
Celcom Planet and others		3,406	43,769	(21,435)	—	—	—	25,740

Sub-total		45,971	112,706	(56,650)	(4,520)	—	—	97,507

Total	￦	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.

(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ￦11,634 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2017 are as follows:

(In millions of won)
	Unrecognized loss (profit)			Unrecognized change in equity
	Year ended December 31, 2017		Cumulative loss	Year ended December 31, 2017	Cumulative loss
Wave City Development Co., Ltd.	￦	(1,190)	2,100	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,475)	5,316	—	365

	￦	(6,665)	7,416	—	365

13.	Property and Equipment

(1) Property and equipment as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	￦	35,844,640	(25,696,088)	(3,670)	10,144,882

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	￦	35,339,956	(24,963,296)	(2,448)	10,374,212

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreci- ation	Impair- ment	Business Combination	Other	Ending balance
Land	￦	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	￦	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Ending balance
Land	￦	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	￦	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

14.	Investment Property

(1)	There are no investment property as of December 31, 2017 and 2016.

(2)	Changes in investment properties for the year ended December 31, 2016 are as follows:

(In millions of won)
	2016
	Beginning balance		Reclassification(*)	Depreciation	Ending balance
Land	￦	10,634	(10,634)	—	—
Buildings		4,437	(4,334)	(103)	—

	￦	15,071	(14,968)	(103)	—

(*)	Includes reclassification to property and equipment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)	Income and expenses from investment property for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rent revenue	￦	386	850
Operating expense		(114)	(240)

15.	Goodwill

(1)	Goodwill as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		250,338	267,773

	￦	1,915,017	1,932,452

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: e-commerce and other.

(*1) Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2) Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Details of the changes in goodwill for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	￦	1,932,452	1,908,590
Acquisition		35,221	19,974
Impairment loss		(33,441)	—
Other		(19,215)	3,888

	￦	1,915,017	1,932,452

Accumulated impairment losses as of December 31, 2017 and 2016 are ￦50,710 million and ￦17,269 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	￦	9,410,703	(5,773,902)	(49,836)	3,586,965

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	￦	8,812,457	(4,993,784)	(42,319)	3,776,354

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer (*1)	Amortization	Impair- ment (*2)	Business combina- tion(*3)	Others	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	￦	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	Includes reclassification from advance payments and property and equipment.

(*2)	The Group recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ￦18,493 million as impairment loss for the year ended December 31, 2017.

(*3)	Includes intangible assets acquired as a result of IRIVER LIMITED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortiza -tion	Impair- ment(*3)	Business combina- tion	Ending balance
Frequency usage rights(*1)	￦	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	￦	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ￦1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ￦568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*2)	Includes reclassification from advance payments and property and equipment.

(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ￦21,523 million as impairment loss for the year ended December 31, 2016.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
Research and development costs expensed as incurred	￦	395,276	344,787	315,790

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2017 are as follows, all of which are amortized on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	141,904	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		502,480	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,957	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,092,770	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		436,829	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,176,940

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2017		December 31, 2016
Short-term borrowings	Shinhan Bank	2.85	￦	30,000	—
	Woori Bank	2.88		—	2,614
Commercial paper	KEB Hana Bank	1.67		50,000	—
Bank overdraft	KEB Hana Bank	3.17		30,000	—
	Shinhan Bank	3.38		20,000	—

			￦	130,000	2,614

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won )
Lender	Annual interest rate (%)	Maturity	December 31, 2017		December 31, 2016
Korea Development Bank(*1)	3.20	Mar. 31, 2020	￦	30,000	—
KEB Hana Bank	3.18	Feb. 28, 2019		40,000	—
Kookmin Bank	1.29	Mar. 15, 2017		—	500
Kookmin Bank	1.95	Mar. 15, 2018		717	3,583
Korea Development Bank(*2)	1.99	Jul. 30, 2019		22,750	35,750
Korea Development Bank(*2)	1.99	Jul. 30, 2019		5,833	9,167
Korea Development Bank(*2)	2.27	Dec. 20, 2021		49,000	49,000
Korea Development Bank(*2)	2.37	Dec. 21, 2022		50,000	—
Export Kreditnamnden(*3)	1.70	Apr. 29, 2022		55,471	76,493
				(USD 51,775)	(USD 63,296)

Sub-total				253,771	174,493
Less present value discount				(954)	(1,586)

				252,817	172,907
Less current portion				(41,331)	(33,191)

			￦	211,486	139,716

(*1)	SK Planet Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.

(*2)	SK Broadband Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

(3)	Debentures as of December 31, 2017 and 2016 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds	Other fund	2018	5.00	￦	200,000	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		60,278	59,600
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49		150,000	150,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017	December 31, 2016
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89	90,000	90,000
Unsecured corporate bonds		2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07	80,000	80,000
Unsecured corporate bonds		2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65	70,000	70,000
Unsecured corporate bonds		2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2019	1.62	50,000	50,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	60,000	—
Unsecured corporate bonds		2022	2.17	120,000	—
Unsecured corporate bonds		2027	2.55	100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	—
Unsecured corporate bonds	Operating fund	2020	2.39	100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	—
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	—
Unsecured corporate bonds(*2)	Operating fund	2017	4.28	—	100,000
Unsecured corporate bonds(*2)		2017	3.27	—	120,000
Unsecured corporate bonds(*2)		2019	3.49	210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76	130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23	50,000	50,000
Unsecured corporate bonds(*2)		2020	2.49	160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43	140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18	130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58	50,000	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77	120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26	150,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.34		30,000	—
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	—
Unsecured corporate bonds(*3)	Operating fund	2017	3.48		—	20,000
Convertible bonds(*4)		2019	1.00		5,558	—
Unsecured global bonds		2027	6.63		428,560	483,400
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		—	354,399
bonds						(CHF 300,000)
Unsecured global bonds		2018	2.13		749,980	845,950
					(USD 700,000)	(USD 700,000)
Unsecured corporate Australian bonds		2017	4.75		—	261,615
						(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		321,420	362,550
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		321,420	362,550
					(USD 300,000)	(USD 300,000)

Sub-total					7,107,216	7,220,064
Less discounts on bonds					(21,029)	(25,858)

					7,086,187	7,194,206
Less current portion of bonds					(1,489,617)	(855,276)

				￦	5,596,570	6,338,930

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ￦10,278 million as of December 31, 2017.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.

(*3)	Unsecured corporate bonds were issued by PS&Marketing Corporation.

(*4)	During the year ended December 31, 2017, the Parent Company sold the convertible bonds issued by IRIVER LIMITED to third parties.

(*5)	As of December 31, 2017, 3M LIBOR rate is 1.69%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

18.	Long-term Payables — Other

(1)	Long-term payables — other as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Payables related to acquisition of frequency usage rights	￦	1,328,630	1,602,943
Other(*)		18,133	21,647

	￦	1,346,763	1,624,590

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2017 and 2016, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
	December 31, 2017		December 31, 2016
Long-term payables — other	￦	1,710,255	2,013,122
Present value discount on long-term payables — other		(79,874)	(108,406)

		1,630,381	1,904,716
Less current portion of long-term payables — other		(301,751)	(301,773)

Carrying amount at December 31	￦	1,328,630	1,602,943

(3)	The repayment schedule of the principal amount of long-term payables — other related to acquisition of frequency usage rights as of December 31, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	￦	1,710,255

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31, 2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy(*1)	￦	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration(*2)		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance(*3)		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	￦	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy(*1)	￦	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration(*2)		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance(*3)		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	￦	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis. The amount recognized as a provision for handset subsidies is the Group’s best estimate of the expenditure required to settle the current obligations to the relevant subscribers at the end of the reporting period, which is calculated as of the present values of estimated handset subsidies to be granted over the relevant service periods, taking into account the customer retention rate for the relevant subscribers. The discount rate used in calculating the present values is based on AAA-rated corporate bonds with a two-year maturity. The customer retention rate is based on the Group’s historical retention rate.

(*2)	In the course of the Group’s activities, base station and other assets are installed on leased premises which are expected to have costs associated with restoring the premises to their original conditions where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of the termination of lease contracts to which the assets relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future cash outflows are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipment and subsequently expenses them using the straight-line method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(*3)	The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(2)	The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on cost of demolition and inflation with an assumption of demolishing the relevant assets after six years

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

20.	Lease

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2017 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	￦	49,289	1,926
1~5 years		101,872	916

	￦	151,161	2,842

21.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	￦	679,625	595,667
Fair value of plan assets		(663,617)	(555,175)

Defined benefit assets(*)		(45,952)	(30,247)

Defined benefit liabilities		61,960	70,739

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Discount rate for defined benefit obligations	2.58%~4.03%	1.90%~2.96%
Expected rate of salary increase	3.08%~5.93%	2.49%~6.09%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)	Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	￦	595,667	525,269
Current service cost		125,526	114,528
Interest cost		15,991	13,441
Remeasurement - Demographic assumption		(287)	677
- Financial assumption		(20,731)	(2,462)
- Adjustment based on experience		11,561	6,229
Benefit paid		(60,883)	(55,350)
Others		12,781	(6,665)

Ending balance	￦	679,625	595,667

(4)	Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	￦	555,175	426,413
Interest income		13,821	9,826
Remeasurement		(5,540)	(6,320)
Contributions		155,834	159,687
Benefit paid		(60,006)	(34,247)
Others		4,333	(184)

Ending balance	￦	663,617	555,175

The Group expects to make a contribution of ￦146,086 million to the defined benefit plans in 2018.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the consolidated statement of income) and capitalized into construction-in-progress for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017	2016	2015
Current service cost	￦ 125,526	114,528	106,764
Net interest cost	2,170	3,615	3,257

	￦127,696	118,143	110,021

(6)	Details of plan assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity instruments	￦	15,567	13,640
Debt instruments		134,710	95,359
Short-term financial instruments, etc.		513,340	446,176

	￦	663,617	555,175

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(7)	As of December 31, 2017, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(24,702)	26,808
Expected salary increase rate		26,988	(25,138)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2017 is 8.17 years.

22.	Derivative Instruments

(1) Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

(In millions of won and thousands of foreign currencies)
Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 51,775)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021

Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 28,583)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

Mar. 31, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)	Interest rate risk	Korea Development Bank	Mar. 31, 2017- Mar. 31, 2020

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Korea Development Bank	Dec. 5, 2017- Dec. 21, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	As of December 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument(Hedged item)	Cash flow hedge		Held for trading	Embedded derivatives	Fair value
Non-current assets:
Redeemable convertible preferred shares issued by Bluehole INC.	￦	—	—	222,257		222,257
Structured bond(face value of KRW 50,000)		—	9,054	—		9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		21,554	—	—		21,554
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		307	—	—		307
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 28,583)		43	—	—		43
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)		(2)	—	—		(2)

Total assets					￦	253,213

Current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	￦	(27,791)	—	—		(27,791)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(615)	—	—		(615)
Non-current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(7,613)	—	—		(7,613)
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 51,775)		(3,106)	—	—		(3,106)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)		(345)	—	—		(345)

Total liabilities					￦	(39,470)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

23.	Share Capital and Capital Surplus (deficit) and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus (deficit) and others as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common share	￦	44,639	44,639
Capital surplus (deficit) and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 24)		(2,260,626)	(2,260,626)
Share option(Note 26)		414	—
Others(*2)		(857,912)	(854,000)

	￦	(202,237)	(198,739)

(*1)	In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2017 and 2016 and details of shares outstanding as of December 31, 2017 and 2016 are as follows:

(In shares)	2017			2016
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

24.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2017 and 2016 are as follows:

(In millions of won, shares)
	December 31, 2017		December 31, 2016
Number of shares		10,136,551	10,136,551
Acquisition cost	￦	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2017 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

26.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Parent Company established a share option program that entitles key management personnel the option to purchase common shares of the Parent Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	￦	414
In subsequent periods		977

	￦	1,391

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Per share fair value of the option (in won)	27,015	20,240	15,480

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		4,571,188	3,173,405

	￦	17,835,946	15,953,164

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	￦	168,211	12,534
Other comprehensive loss of investments in associates		(320,060)	(179,167)
Valuation loss on derivatives		(73,828)	(96,418)
Foreign currency translation differences for foreign operations		(9,050)	36,868

	￦	(234,727)	(226,183)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Changes in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Valuation gain on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	￦	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	￦	168,211	(320,060)	(73,828)	(9,050)	(234,727)

(In millions of won)
	2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	￦	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	￦	12,534	(179,167)	(96,418)	36,868	(226,183)

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	￦	12,534	232,316
Amount recognized as other comprehensive income during the year, net of taxes		132,586	4,606
Amount reclassified through profit or loss, net of taxes 23,091		23,091	(224,388)

Balance at December 31	￦	168,211	12,534

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	￦	(96,418)	(83,200)
Amount recognized as other comprehensive loss during the year, net of taxes		17,965	(12,213)
Amount reclassified through profit or loss, net of taxes		4,625	(1,005)

Balance at December 31	￦	(73,828)	(96,418)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

29.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Other Operating Income:
Gain on disposal of property and equipment and intangible assets		13,991	6,908	7,140
Others(*)		18,006	59,640	23,795

	￦	31,997	66,548	30,935

Other Operating Expenses:
Communication	￦	27,973	31,196	43,979
Utilities		299,825	277,497	270,621
Taxes and dues		27,819	35,020	36,118
Repair		333,101	326,076	312,517
Research and development		395,276	344,787	315,790
Training		32,853	33,303	37,278
Bad debt for accounts receivable — trade		34,584	37,820	60,450
Travel		24,095	25,263	27,860
Supplies and other		111,170	113,930	176,248
Loss on disposal of property and equipment and intangible assets		60,086	63,797	21,392
Impairment loss on other investment securities		9,003	24,033	42,966
Impairment loss on property and equipment and intangible assets		54,946	24,506	35,845
Donations		112,634	96,633	72,454
Bad debt for accounts receivable — other		5,793	40,312	15,323
Others(*)		101,589	49,593	55,536

	￦	1,630,747	1,523,766	1,524,377

(*)	See Note 5-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Finance Income:
Interest income	￦	76,045	54,353	45,884
Gain on sale of accounts receivable — trade		18,548	18,638	—
Dividends		12,416	19,161	16,102
Gain on foreign currency transactions		13,676	14,186	18,923
Gain on foreign currency translations		7,110	5,085	5,090
Gain on disposal of long-term investment securities		4,890	459,349	10,786
Gain on valuation of derivatives		223,943	4,132	1,927
Reversal of impairment loss on available-for-sale financial assets		9,900	—	—
Gain relating to financial assets at fair value through profit or loss		33	25	—
Gain relating to financial liability at fair value through profit or loss		—	121	5,188

	￦	366,561	575,050	103,900

Finance Costs:
Interest expense	￦	299,100	290,454	297,662
Loss on sale of accounts receivable — trade		9,682	—	—
Loss on foreign currency transactions		19,263	16,765	17,931
Loss on foreign currency translations		8,419	3,991	4,750
Loss on disposal of long-term investment securities		36,024	2,919	2,599
Loss on settlement of derivatives		10,031	3,428	4,845
Loss relating to financial liability at fair value through profit or loss		678	4,018	526
Impairment loss on long-term investment securities(*)		14,519	5,255	21,787
Other finance costs		35,900	—	—

	￦	433,616	326,830	350,100

(*)	See Note 30-(5).

(2)	Details of interest income included in finance income for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Interest income on cash equivalents and short-term financial instruments	￦	28,130	20,203	20,009
Interest income on installment receivables and others		47,915	34,150	25,875

	￦	76,045	54,353	45,884

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Interest expense on borrowings	￦	11,774	7,962	19,577
Interest expense on debentures		228,568	239,560	238,450
Interest on finance lease liabilities		—	—	58
Others		58,758	42,932	39,577

	￦	299,100	290,454	297,662

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable — trade, loans and receivables are presented and explained separately in Note 7.

(i)    Finance income

(In millions of won)
	2017		2016	2015
Financial Assets:
Financial assets at fair value through profit or loss	￦	223,976	4,157	1,927
Available-for-sale financial assets		30,598	484,300	31,220
Loans and receivables		111,677	86,256	64,749

Sub-total		366,251	574,713	97,896

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	121	5,188
Financial liabilities measured at amortized cost		310	216	816

Sub-total		310	337	6,004

	￦	366,561	575,050	103,900

(ii)    Finance costs

(In millions of won)
	2017		2016	2015
Financial Assets:
Financial assets at fair value through profit or loss	￦	—	2,791	4,188
Available-for-sale financial assets		86,445	8,174	24,386
Loans and receivables		37,040	15,810	15,861
Derivatives designated as hedging instruments		—	637	657

Sub-total		123,485	27,412	45,092

Financial Liabilities:
Financial liabilities at fair value through profit or loss		678	4,018	526
Financial liabilities measured at amortized cost		299,422	295,400	304,482
Derivatives designated as hedging instruments		10,031	—	—

Sub-total		310,131	299,418	305,008

	￦	433,616	326,830	350,100

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(iii)    Other comprehensive income (loss)

(In millions of won)
	2017		2016	2015
Financial Assets:
Available-for-sale financial assets	￦	158,440	(223,981)	(3,661)
Derivatives designated as hedging instruments		1,554	(172)	(3,248)

Sub-total		159,994	(224,153)	(6,909)

Financial Liabilities:
Derivatives designated as hedging instruments		21,032	(13,046)	1,977

Sub-total		21,032	(13,046)	1,977

	￦	181,026	(237,199)	(4,932)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Available-for-sale financial assets(*)	￦	14,519	5,255	21,787
Accounts receivable — trade		34,584	37,820	60,450
Other receivables		5,793	40,312	15,323

	￦	54,896	83,387	97,560

(*)	This is included in other finance costs (See Note 30-(1)).

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2017, 2016 and 2015 consist of the following:

(In millions of won)
	2017		2016	2015
Current tax expense
Current year	￦	424,773	473,543	417,022
Current tax of prior years(*)		(105,158)	(11,925)	(4,124)

		319,615	461,618	412,898

Deferred tax expense
Changes in net deferred tax assets		426,039	(25,580)	106,399
Others (tax rate differences, etc.)		—	—	183

Income tax expense	￦	745,654	436,038	519,480

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2017, 2016 and 2015 is attributable to the following:

(In millions of won)
	2017		2016	2015
Income taxes at statutory income tax rate	￦	823,124	506,804	492,096
Non-taxable income		(40,080)	(38,989)	(85,589)
Non-deductible expenses		31,285	52,648	44,770
Tax credit and tax reduction		(34,300)	(29,484)	(25,756)
Changes in unrecognized deferred taxes		31,857	(84,276)	83,623
Others (income tax refund, etc.)(*)		(66,232)	29,335	10,336

Income tax expense	￦	745,654	436,038	519,480

(*)	Based on the amendment to Korean Tax Law that was enacted in 2017, the income tax rate for taxable income in excess of ￦300,000 million is changed from 24.2% to 27.5%, which will be effective from January 1, 2018. The Group remeasured deferred tax assets and liabilities as a result of this rate change.

Tax rates applied for the above taxable income for the years ended December 31, 2017, 2016 and 2015 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Valuation gain (loss) on available-for-sale financial assets	￦	(55,883)	82,993	2,461
Share of other comprehensive income (loss) of associates		(260)	2	(63)
Valuation gain (loss) on derivatives		(3,019)	4,454	(448)
Remeasurement of defined benefit liabilities		1,618	3,174	2,719

	￦	(57,544)	90,623	4,669

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment (depreciation)		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Goodwill		3,105	(938)	—	—	2,167
Others		34,911	(29,248)	—	(2,324)	3,339

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		37,462	34,955	—	—	72,417

	￦	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	￦	(520,857)	25,580	90,623	(404,654)

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Allowance for doubtful accounts	￦	88,521	165,935
Investments in subsidiaries, associates and joint ventures		168,268	228,025
Other temporary differences		425,653	320,260
Unused tax loss carryforwards		921,309	755,050
Unused tax credit carryforwards		4,092	1,211

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2017 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	—	869
1 ~ 2 years		7,686	101
2 ~ 3 years		358,237	119
More than 3 years		555,386	3,003

	￦	921,309	4,092

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

32. Earnings per Share

(1)     Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2017, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2017		2016	2015
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	2,599,829	1,675,967	1,518,604
Interest on hybrid bonds		(16,840)	(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		2,582,989	1,659,127	1,501,764
Weighted average number of common shares outstanding		70,609,160	70,609,160	71,551,966

Basic earnings per share (in won)	￦	36,582	23,497	20,988

2)	The weighted average number of common shares outstanding for the years ended December 31, 2017, 2016 and 2015 are calculated as follows:

(In shares)
	2017	2016	2015
Issued common shares at January 1	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	70,609,160	71,551,966

(2)    Diluted earnings per share

For the years ended December 31, 2017, 2016 and 2015, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

33. Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2017	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2016	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2015	Cash dividends (Interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	708,111

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

34. Categories	of Financial Instruments

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable — trade		—	—	2,138,755	—	2,138,755
Loans and other receivables(*)		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	￦	328,314	934,390	6,176,575	21,902	7,461,181

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable — trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	￦	7,368	935,885	5,937,507	207,402	7,088,162

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*)	Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term loans	￦	62,830	58,979
Accounts receivable — other		1,260,835	1,121,444
Accrued income		3,979	2,780
Other current assets		3,927	3,937
Long-term loans		50,874	65,476
Long-term accounts receivable — other		287,048	149,669
Guarantee deposits		292,590	298,964

	￦	1,962,083	1,701,249

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*1)		60,278	7,025,909	—	7,086,187
Accounts payable — other and others(*2)		—	4,865,519	—	4,865,519

	￦	60,278	12,625,956	39,470	12,725,704

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable — other and others (*2)		—	4,842,734	—	4,842,734

	￦	59,600	12,555,306	87,153	12,702,059

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*2)	Details of accounts payable — other and others as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Accounts payable — other	￦	1,867,074	1,767,799
Withholdings		1,736	1,525
Accrued expenses		1,327,906	1,125,816
Current portion of long-term payables — other		302,703	301,773
Long-term payables — other		1,346,763	1,624,590
Other non-current liabilities		19,337	21,231

	￦	4,865,519	4,842,734

35.	Financial Risk Management

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

(i)     Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,901	￦	133,836	1,817,808	￦	1,947,599
EUR	15,669		20,044	63		80
JPY	596,059		5,658	169,729		1,611
Others	—		530	—		195

		￦	160,068		￦	1,949,485

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 22)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

As of December 31, 2017, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,590	(5,590)
EUR		1,997	(1,997)
JPY		405	(405)
Others		34	(34)

	￦	8,026	(8,026)

(ii)    Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2017, available-for-sale equity instruments measured at fair value amount to ￦734,487 million.

(iii)    Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2017, the floating-rate borrowings and bonds of the Group are ￦228,300 million and ￦321,420 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 22, for all floating-rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2017, would change by ￦707 million in relation to floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Cash and cash equivalents	￦	1,457,416	1,505,082
Financial instruments		618,002	469,705
Available-for-sale financial assets		19,928	6,755
Accounts receivable — trade		2,138,755	2,261,311
Loans and other receivables		1,962,083	1,701,249
Derivative financial assets		30,956	214,770

	￦	6,227,140	6,158,872

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2017.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	351,711	351,711	351,711	—	—
Borrowings(*1)		382,817	397,776	177,910	219,866	—
Debentures(*1)		7,086,187	8,230,952	1,682,206	3,675,178	2,873,568
Accounts payable — other and others(*2)		4,865,519	5,030,105	3,519,489	1,093,611	417,005

	￦	12,686,234	14,010,544	5,731,316	4,988,655	3,290,573

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes interest payables.

(*2)	The Group provides with USD 12,240,000 of payment guarantees for Celcom Planet, one of the joint ventures of the Group, in relation to its borrowings. The contractual cash flows for accounts payable — other and others include the maximum amount that the Group is required to pay in connection with the guarantees.

As of December 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	21,902	17,118	7,446	28,075	(18,403)
Liabilities		(39,470)	(40,220)	(28,960)	(11,260)	—

	￦	(17,568)	(23,102)	(21,514)	16,815	(18,403)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2016.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the consolidated financial statements.

Debt-equity ratio as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	￦	15,399,474	15,181,233
Total equity		18,029,195	16,116,430
Debt-equity ratios		85.41%	94.20%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)
	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	328,314	—	106,057	222,257	328,314
Derivative financial assets		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	￦	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	￦	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value
Borrowings	￦	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables — other		1,649,466	—	1,766,451	—	1,766,451

	￦	9,058,192	—	9,475,569	—	9,475,569

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)
	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	￦	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	￦	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value:
Borrowings	￦	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables — other		1,926,363	—	2,103,788	—	2,103,788

	￦	9,236,490	—	9,849,749	—	9,849,749

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦199,903 million and ￦194,600 million as of December 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with IAS 39 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

Interest rates used by the Group for the fair value measurement as of December 31, 2017 are as follows:

Interest rate
Derivative instruments	1.54% ~ 2.67%
Borrowings and debentures	2.48% ~ 2.55%
Long-term payables — other	2.23% ~ 2.60%

3)	There have been no transfers from Level 2 to Level 1 in 2017 and changes of financial assets classified as Level 3 for the year ended December 31, 2017 are as follows:

(In millions of won)
	Balance at beginning		Valuation	Transfer	Other compre- hensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss(*)	￦	—	222,257	—	—	—	222,257
Available-for-sale financial assets		107,558	—	3,938	(8,942)	(4,652)	97,902

(*)	The Group holds redeemable convertible preferred shares issued by Bluehole INC. The conversion rights attached to the investments are bifurcated from the host contract as embedded derivatives and the Group recognized ￦222,257 million as financial assets at FVTPL and gain on valuation of derivatives, respectively, as of and during the year ended December 31, 2017. The host contract was recognized as available-for-sale financial assets of ￦15,342 million measured by discounting the amount of collection at maturity including the principal, guaranteed interests, and dividend. The fair value of the conversion rights were measured using the binomial option pricing model by considering inputs such as expected volatility, exercise price, and common share price.

The major inputs used and their correlations with the fair value measurements are as follows.

Significant non-observable inputs	Correlations between inputs and fair value measurements
Value of common shares	If the value of common share increases (decreases), Fair value will increase (decrease)
Exercise price	If the exercise price increases (decreases), Fair value will decrease (increase)
Discount rate	If the discount rate increases (decreases), Fair value will decrease (increase)
Volatility	If the share price volatility increases (decreases), Fair value will increase (decrease)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	￦	26,645	—	26,645	(19,875)	6,770
Accounts receivable — trade and others		93,146	(92,409)	737	—	737

	￦	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	￦	19,875	—	19,875	(19,875)	—
Accounts payable — other and others		92,409	(92,409)	—	—	—

	￦	112,284	(92,409)	19,875	(19,875)	—

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	￦	87,566	—	87,566	(87,153)	413
Accounts receivable — trade and others		114,135	(103,852)	10,283	—	10,283

	￦	201,701	(103,852)	97,849	(87,153)	10,696

Financial liabilities:
Derivatives(*)	￦	87,153	—	87,153	(87,153)	—
Accounts payable — other and others		103,852	(103,852)	—	—	—

	￦	191,005	(103,852)	87,153	(87,153)	—

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with International Swap and Derivatives Association (ISDA). Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDAagreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

36.	Related Parties and Others

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2) Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Salaries	￦	2,169	1,645	1,971
Defined benefits plan expenses		258	424	626
Share option		414	—	—

	￦	2,841	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(3) Transactions with related parties for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	25,049	600,600	283,556	—
Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC INFRA SERVICE Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

Total		￦	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦87,660 million of dividends received from SK Hynix Inc. which was deducted from the investment in associates.

(*3)	Operating revenue and others include ￦6,597 million of dividends received from the Korea IT Fund and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	23,104	652,855	235,502	—	—
Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		8,018	21,853	1,573	1,100	3,194

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Gas Co., Ltd.		2,500	4	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	SK infosec Co., Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		13,437	17,626	246	—	—

			66,525	1,432,048	600,937	—	—

Total		￦	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦73,050 million of dividends paid by the associate which was deducted from the investment in associates.

(*3)	Operating revenue and others include ￦6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Other	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	SK Gas Co., Ltd.		3,561	2	—	—	—
	Others		29,409	71,314	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		￦	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.

(*2)	These relates to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.

(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(*5)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends paid by Korea IT Fund and UniSK, respectively, and was deducted from the investments in associates.

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows:

(In millions of won)
		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable-other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		￦	29,790	64,619	681,916

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(In millions of won)
		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable-other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	4,191	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	SK Gas Co., Ltd.		—	1,769	9
	Others		—	2,783	30,209

			—	12,213	391,033

Total		￦	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as of December 31, 2016.

(5)	SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	As of December 31, 2017, the Group provides with USD 12,240,000 of payment guarantees for the borrowings of the Celcom Planet, the joint ventures of the Group.

(7)	There were additional investments in associates and joint ventures during the years ended December 31, 2017 and 2016 as presented in Note 12.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

37.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦4,144 million as of December 31, 2017.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ￦300 million as collateral as of December 31, 2017.

(2) Legal claims and litigations

As of December 31, 2017 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2017, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦1,111,614 million as of December 31, 2017, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable — other and long-term accounts receivable — other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Interest income	￦	(76,045)	(54,353)	(45,884)
Dividend		(12,416)	(19,161)	(16,102)
Gain on foreign currency translation		(7,110)	(5,085)	(5,090)
Gain on disposal of long-term investment securities		(4,890)	(459,349)	(10,786)
Gain on valuation of derivatives		(223,943)	(4,132)	(1,927)
Gain relating to investments in associates and joint ventures, net		(2,245,732)	(544,501)	(786,140)
Gain on sale of accounts receivable — trade		(18,548)	(18,638)	—
Gain on disposal of property and equipment and intangible assets		(13,991)	(6,908)	(7,140)
Gain relating to financial assets at fair value through profit or loss		(33)	(25)	—
Gain related to financial liabilities at fair value through profit or loss		—	(121)	(5,188)
Reversal of impairment loss on available-for-sale financial assets		(9,900)	—	—
Other income		(1,129)	(2,123)	(7,577)
Interest expenses		299,100	290,454	297,662
Loss on foreign currency translation		8,419	3,991	4,750
Loss on disposal of long-term investment securities		36,024	2,919	2,599
Other finance costs		14,519	5,255	21,787
Loss on sale of accounts receivable — trade		9,682	—	—
Loss on settlement of derivatives		10,031	3,428	4,845
Income tax expense		745,654	436,038	519,480
Expense related to defined benefit plan		127,696	118,143	110,021
Share option		414	—	—
Depreciation and amortization		3,247,519	3,068,558	2,993,486
Bad debt expense		34,584	37,820	60,450
Loss on disposal of property and equipment and intangible assets		60,086	63,797	21,392
Impairment loss on property and equipment and intangible assets		54,946	24,506	35,845
Loss relating to financial liabilities at fair value through profit or loss		678	4,018	526
Bad debt for accounts receivable — other		5,793	40,312	15,323
Loss on impairment of investment assets		9,003	24,033	42,966
Other expenses		46,353	30,685	4,845

	￦	2,096,764	3,039,561	3,250,143

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Accounts receivable — trade	￦	46,144	88,549	7,554
Accounts receivable — other		(159,960)	(446,286)	(11,108)
Accrued income		14	445	116
Advance payments		(1,269)	47,615	(35,906)
Prepaid expenses		(28,362)	(30,311)	(40,464)
Value-Added Tax refundable		(3,080)	(4,587)	1,385
Inventories		(17,958)	798	(7,814)
Long-term accounts receivable — other		(137,979)	(147,117)	—
Guarantee deposits		14,696	4,844	(11,238)
Accounts payable — trade		(26,151)	75,585	12,442
Accounts payable — other		134,542	316,464	(107,114)
Advanced receipts		(13,470)	37,429	6,421
Withholdings		(13,041)	107,516	(191,209)
Deposits received		(4,916)	(2,153)	(9,661)
Accrued expenses		116,065	173,072	(28,845)
Value-Added Tax payable		7,505	(4,072)	3,494
Unearned revenue		(339)	(36,209)	(115,187)
Provisions		(20,488)	20,235	(30,562)
Long-term provisions		(2,449)	4,115	(4,447)
Plan assets		(95,828)	(125,440)	(67,831)
Retirement benefit payment		(60,883)	(55,350)	(58,513)
Others		5,739	(11,378)	2,753

		￦(261,468)	13,764	(685,734)

(3)	Significant non-cash transactions for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Increase of accounts payable — other related to acquisition of property and equipment and intangible assets	￦	44,214	1,511,913	39,973

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2017, 2016 and 2015

(4)	Reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

(In millions of won)
	January 1, 2017		Cash flows	Non-cash transactions			December 31, 2017
				Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	￦	2,614	127,386	—	—	—	130,000
Long-term borrowings		172,906	87,299	(7,898)	—	510	252,817
Debentures		7,194,207	130,558	(245,456)	—	6,878	7,086,187
Long-term payables — other		1,918,024	(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153	(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)	188	922	(40,235)	682	(253,213)

	￦	9,160,134	(65,314)	(239,151)	(968)	41,641	8,896,342
Other cash flows from financing activities
Payments of cash dividends	￦		(706,091)
Payments of interest on hybrid bond			(16,840)
Transactions with non-controlling interests			(38,373)

			(761,304)

Total	￦		(826,618)

39.	Cash Dividends paid to the Parent Company

Cash dividends received from the consolidated subsidiaries and associates for the years ended December 31, 2017, 2016 and 2015 are as follows:

(In millions of won)
	2017		2016	2015
Cash dividends received from consolidated subsidiaries	￦	—	15,693	—
Cash dividends received from associates		89,063	79,132	46,390

	￦	89,063	94,825	46,390

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

SK hynix, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries (the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 27, 2018

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

	Note	2017		2016
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	2,949,991	613,786
Short-term financial instruments	5,6,7		5,604,663	3,521,893
Trade receivables, net	5,6,8,31		5,552,795	3,251,652
Loans and other receivables, net	5,6,8,31		37,613	25,611
Inventories, net	9		2,640,439	2,026,198
Current tax assets	29		1,305	489
Other current assets	10		523,638	399,353

			17,310,444	9,838,982

Non-current assets
Investments in associates and joint ventures	11		359,864	131,016
Available-for-sale financial assets	5,6,12		43,226	147,779
Loans and other receivables, net	5,6,8,31		42,410	39,490
Other financial assets	5,6,7		273	423
Property, plant and equipment, net	13,32		24,062,601	18,777,402
Intangible assets, net	14,28		2,247,290	1,915,591
Investment property, net	13,15		2,468	2,573
Deferred tax assets	20,29		599,783	792,368
Employee benefit assets	19		13,385	—
Other non-current assets	10		736,720	570,402

			28,108,020	22,377,044

Total assets		￦	45,418,464	32,216,026

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2017 and 2016

	Note	2017		2016
	(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6	￦	758,578	696,144
Other payables	5,6,31		2,724,547	1,606,417
Other non-trade payables	5,6		1,340,225	685,154
Borrowings	5,6,16,31		773,780	704,860
Other financial liabilities	5,6,21		—	288
Provisions	18,32		81,351	42,822
Current tax liabilities	29		2,385,876	374,666
Other current liabilities	17		51,776	50,498

			8,116,133	4,160,849

Non-current liabilities
Other non-trade payables	5,6		3,412	27,426
Borrowings	5,6,16,31		3,397,490	3,631,118
Defined benefit liabilities, net	19		6,096	306,488
Deferred tax liabilities	20		5,554	4,732
Other non-current liabilities	17		68,860	61,883

			3,481,412	4,031,647

Total liabilities			11,597,545	8,192,496

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,22		3,657,652	3,657,652
Capital surplus	22		4,143,736	4,143,736
Other equity	22		(771,100)	(771,913)
Accumulated other comprehensive loss	23		(502,264)	(79,103)
Retained earnings	24		27,287,256	17,066,583

Total equity attributable to owners of the Parent Company			33,815,280	24,016,955
Non-controlling interests			5,639	6,575

Total equity			33,820,919	24,023,530

Total liabilities and equity		￦	45,418,464	32,216,026

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

	Note	2017		2016	2015
		(In millions of won, except per share information)
Revenue	4,31	￦	30,109,434	17,197,975	18,797,998
Cost of sales	26,31		12,701,843	10,787,139	10,515,353

Gross profit			17,407,591	6,410,836	8,282,645
Selling and administrative expense	25,26		(3,686,265)	(3,134,090)	(2,946,545)
Finance income	27		996,468	814,892	846,752
Finance expenses	27		(1,249,617)	(846,328)	(829,913)
Share of profit of equity-accounted investees	11		12,367	22,752	24,642
Other income	28		77,882	52,371	40,479
Other expenses	28		(118,860)	(103,979)	(148,939)

Profit before income tax			13,439,566	3,216,454	5,269,121
Income tax expense	29		2,797,347	255,971	945,526

Profit for the year			10,642,219	2,960,483	4,323,595

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	19		2,762	106,822	(21,871)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax	23		(387,683)	(82,066)	33,479
Loss on valuation of available-for-sale financial assets, net of tax	12,29		(10,735)	—	—
Equity-accounted investees – share of other comprehensive income, net of tax	11,23		(26,386)	4,088	6,487

Other comprehensive income (loss) for the year, net of tax			(422,042)	28,844	18,095

Total comprehensive income for the year		￦	10,220,177	2,989,327	4,341,690

Profit attributable to:
Owners of the Parent Company		￦	10,641,512	2,953,774	4,322,356
Non-controlling interests			707	6,709	1,239
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			10,221,113	2,982,703	4,340,700
Non-controlling interests			(936)	6,624	990
Earnings per share	30
Basic earnings per share (in won)			15,073	4,184	6,002
Diluted earnings per share (in won)			15,072	4,184	6,002

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the year ended December 31, 2015

	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total
	(In millions of won)
Balance at January 1, 2015	￦	3,657,652	4,143,736	(24)	(41,815)	10,276,904	18,036,453	(150)	18,036,303
Total comprehensive income
Profit for the year		—	—	—	—	4,322,356	4,322,356	1,239	4,323,595
Other comprehensive income (loss)		—	—	—	40,215	(21,871)	18,344	(249)	18,095

Total comprehensive income		—	—	—	40,215	4,300,485	4,340,700	990	4,341,690

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(218,401)	(218,401)	—	(218,401)
Acquisition of treasury shares		—	—	(771,889)	—	—	(771,889)	—	(771,889)

Total transactions with owners of the Parent Company		—	—	(771,889)	—	(218,401)	(990,290)	—	(990,290)

Balance at December 31, 2015	￦	3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity,  continued

For the years ended December 31, 2017 and 2016

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other components of equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2016	￦	3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703
Total comprehensive income
Profit for the year		—	—	—	—	2,953,774	2,953,774	6,709	2,960,483
Other comprehensive income (loss)		—	—	—	(77,893)	106,822	28,929	(85)	28,844

Total comprehensive income		—	—	—	(77,893)	3,060,596	2,982,703	6,624	2,989,327

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(353,001)	(353,001)	—	(353,001)
Disposal of a subsidiary		—	—	—	390	—	390	(889)	(499)

Total transactions with owners of the Parent Company		—	—	—	390	(353,001)	(352,611)	(889)	(353,500)

Balance at December 31, 2016		3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530

Balance at January 1, 2017		3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530
Total comprehensive income
Profit for the year		—	—	—	—	10,641,512	10,641,512	707	10,642,219
Other comprehensive income (loss)		—	—	—	(423,161)	2,762	(420,399)	(1,643)	(422,042)

Total comprehensive income		—	—	—	(423,161)	10,644,274	10,221,113	(936)	10,220,177

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(423,601)	(423,601)	—	(423,601)
Share-based payment transaction		—	—	813	—	—	813	—	813

Total transactions with owners of the Parent Company		—	—	813	—	(423,601)	(422,788)	—	(422,788)

Balance at December 31, 2017	￦	3,657,652	4,143,736	(771,100)	(502,264)	27,287,256	33,815,280	5,639	33,820,919

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

	Note	2017		2016	2015
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	33	￦	15,373,261	6,486,781	10,357,267
Interest received			41,680	42,895	51,610
Interest paid			(120,332)	(125,818)	(124,304)
Dividends received			14,841	20,744	17,045
Income tax paid			(618,836)	(875,680)	(982,098)

Net cash provided by operating activities			14,690,614	5,548,922	9,319,520

Cash flows from investing activities
Decrease (increase) in short-term financial instruments, net			(2,119,004)	109,803	39,533
Decrease in other financial assets			308	5	—
Increase in other financial assets			(167)	(2)	—
Collection of loans and other receivables			18,437	15,422	10,692
Increase in loans and other receivables			(22,009)	(13,613)	(14,134)
Proceeds from disposal of available-for-sale financial assets			3,431	2,651	1,319
Acquisition of available-for-sale financial assets			(26,204)	(19,085)	(5,359)
Cash inflows from derivative transactions			902	1,077	1,672
Cash outflows from derivative transactions			(1,201)	(1,525)	(2,088)
Proceeds from disposal of property, plant and equipment			244,897	162,120	220,097
Acquisition of property, plant and equipment			(9,128,303)	(5,956,354)	(6,774,625)
Proceeds from disposal of intangible assets			3,249	1,585	7,963
Acquisition of intangible assets			(784,911)	(530,375)	(623,743)
Proceeds from disposal of assets held for sale			—	—	22,630
Receipt of government grants			5,900	133	406
Acquisition of investments in associates			(114,487)	(2,293)	(9,893)

Net cash used in investing activities			(11,919,162)	(6,230,451)	(7,125,530)

Cash flows from financing activities
Proceeds from borrowings	33		782,330	2,080,343	3,933,056
Repayments of borrowings	33		(710,635)	(1,610,466)	(4,405,023)
Acquisition of treasury shares			—	—	(771,889)
Dividends paid			(423,601)	(353,001)	(218,401)

Net cash provided by (used in) financing activities			(351,906)	116,876	(1,462,257)

Effect of movements in exchange rates on cash and cash equivalents			(83,341)	2,720	7,225

Net increase (decrease) in cash and cash equivalents			2,336,205	(561,933)	738,958
Cash and cash equivalents at beginning of the year			613,786	1,175,719	436,761

Cash and cash equivalents at end of the year		￦	2,949,991	613,786	1,175,719

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

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

As of December 31, 2017, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	72,818,475	10.00
Other investors	487,083,320	66.91
Treasury shares	22,000,570	3.02

	728,002,365	100.00

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2017 and 2016 are as follows:

			Ownership (%)
Company	Location	Business	2017	2016
SK hyeng Inc.	Korea	Domestic subsidiary	100.00	100.00
SK hystec Inc.	Korea	Domestic subsidiary	100.00	100.00
Siliconfile Technologies Inc.	Korea	Development and manufacturing of electronic component	100.00	100.00
Happy More Inc.	Korea	Domestic subsidiary	100.00	100.00
SK hynix system ic Inc.[1]	Korea	Foundry business	100.00	—
SK hynix America Inc. (SKHYA)	U.S.A.	Overseas sales subsidiary	97.74	97.74
SK hynix Deutschland GmbH (SKHYD)	Germany	Overseas sales subsidiary	100.00	100.00
SK hynix Asia Pte. Ltd. (SKHYS)	Singapore	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)	Hong Kong	Overseas sales subsidiary	100.00	100.00
SK hynix U.K. Ltd. (SKHYU)	U.K.	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor Taiwan Inc. (SKHYT)	Taiwan	Overseas sales subsidiary	100.00	100.00
SK hynix Japan Inc. (SKHYJ)	Japan	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor India Private Ltd. (SKHYIS)[2]	India	Overseas sales subsidiary	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd. (SKHYCW)	China	Overseas sales subsidiary	100.00	100.00
SK hynix Semiconductor (China) Ltd. (SKHYCL)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Semiconductor (Wuxi) Ltd. (SKHYMC)	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)[3]	China	Overseas manufacturing subsidiary	100.00	100.00
SK hynix Italy S.r.l (SKHYIT)	Italy	Overseas R&D center	100.00	100.00
SK hynix memory solutions Inc. (SKHMS)	U.S.A.	Overseas R&D center	100.00	100.00
SK hynix Flash Solution Taiwan (SKHYFST)	Taiwan	Overseas R&D center	100.00	100.00
Softeq Flash Solutions LLC. (SOFTEQ)	Belarus	Overseas R&D center	100.00	100.00
SK APTECH Ltd. (SKAPTECH)	Hong Kong	Overseas investment subsidiary	100.00	100.00
SK hynix Venture Hong Kong Ltd. (SKH Ventures)	Hong Kong	Overseas investment subsidiary	100.00	100.00
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

[1]	SK hynix system ic Inc. was established during the year ended December 31, 2017.

[2]	Subsidiary of SK hynix Asia Pte. Ltd.

[3]	Subsidiary of SK APTECH Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

1.    Reporting Entity,  continued

(3) Changes in the consolidated subsidiaries during the year ended December 31, 2017 are follows:

	Company	Description
Newly included	SK hynix system ic Inc.	Newly established

(4) Major subsidiaries’ summarized separate statements of financial position as of December 31, 2017 and 2016 are as follows:

	2017				2016
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	2,522,348	2,259,210	263,138	1,584,043	1,279,493	304,550
SK hynix Deutschland GmbH (SKHYD)		108,470	70,430	38,040	83,388	45,575	37,813
SK hynix Asia Pte. Ltd. (SKHYS)		636,286	559,400	76,886	337,506	253,918	83,588
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		1,043,889	918,305	125,584	932,437	810,556	121,881
SK hynix U.K. Ltd. (SKHYU)		325,434	308,999	16,435	146,327	128,807	17,520
SK hynix Semiconductor Taiwan Inc. (SKHYT)		566,155	536,592	29,563	310,933	290,174	20,759
SK hynix Japan Inc. (SKHYJ)		632,590	569,810	62,780	251,274	184,504	66,770
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		414,850	379,888	34,962	46,177	18,595	27,582
SK hynix Semiconductor (China) Ltd. (SKHYCL)		4,043,100	322,545	3,720,555	3,476,086	232,117	3,243,969
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		388,033	195,849	192,184	350,305	171,088	179,217

(5) Major subsidiaries’ summarized separate statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	11,096,526	(7,243)	(7,243)
SK hynix Deutschland GmbH (SKHYD)		476,709	(120)	(120)
SK hynix Asia Pte. Ltd. (SKHYS)		2,645,084	2,872	2,872
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		8,717,022	19,456	19,456
SK hynix U.K. Ltd. (SKHYU)		1,088,697	953	953
SK hynix Semiconductor Taiwan Inc. (SKHYT)		2,629,453	12,446	12,446
SK hynix Japan Inc. (SKHYJ)		940,254	1,761	1,761
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		1,332,939	8,230	8,230
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,185,341	338,969	338,969
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		355,982	23,441	23,441

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

1.    Reporting Entity,  continued

	2016
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	5,398,193	117,848	117,848
SK hynix Deutschland GmbH (SKHYD)		321,309	1,747	1,747
SK hynix Asia Pte. Ltd. (SKHYS)		1,497,869	1,929	1,929
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		5,655,093	20,019	20,019
SK hynix U.K. Ltd. (SKHYU)		532,661	374	374
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,742,632	2,676	2,676
SK hynix Japan Inc. (SKHYJ)		673,127	867	804
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		345,863	6,073	6,073
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,137,576	123,753	123,753
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		296,121	2,674	2,674

	2015
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix America Inc. (SKHYA)	￦	7,599,679	89,716	89,716
SK hynix Deutschland GmbH (SKHYD)		414,489	1,072	1,072
SK hynix Asia Pte. Ltd. (SKHYS)		1,612,550	1,303	1,303
SK hynix Semiconductor Hong Kong Ltd. (SKHYH)		4,181,208	6,909	6,909
SK hynix U.K. Ltd. (SKHYU)		702,329	1,289	1,289
SK hynix Semiconductor Taiwan Inc. (SKHYT)		1,915,465	5,852	5,852
SK hynix Japan Inc. (SKHYJ)		934,001	1,116	1,322
SK hynix Semiconductor (Shanghai) Co., Ltd. (SKHYCS)		528,670	8,150	8,150
SK hynix Semiconductor (China) Ltd. (SKHYCL)		2,273,536	206,446	206,446
SK hynix Semiconductor (Chongqing) Ltd. (SKHYCQL)		350,110	13,328	13,328

(6) There are no significant non-controlling interests to the Group as of December 31, 2017, 2016 and 2015.

2.     Basis of Preparation

(1)    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 24, 2018.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

2.     Basis of Preparation,  continued

•	available-for-sale financial assets are measured at fair value

•	assets or liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

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

(a)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes for classification of leases.

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year are included in the following notes for net realizable value of inventories, impairment of development costs and goodwill, recognition and measurement of provisions, measurement of defined benefit obligations, recognition of deferred tax assets.

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

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

2.     Basis of Preparation,  continued

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

3.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. Except for the new accounting standards that are effective for annual periods beginning on or after January 1, 2017, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

December 31, 2017, 2016 and 2015

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Other intangible assets	4 - 50

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

December 31, 2017, 2016 and 2015

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

(13)     Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

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

December 31, 2017, 2016 and 2015

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

(15)     Non-derivative financial liabilities

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

(16)     Employee benefits

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

Remeasurements of the net defined benefit liability (asset) comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability (asset), and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset), and are recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

(e)    Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are not payable within 12 months after the end of the reporting period, then they are discounted to their present value.

(17)    Provisions

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

(18)    Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission.

(a)    Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation is classified as intangible asset and is initially measured at cost and after initial recognition are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)    Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when it is probable that outflows of resources will be required to settle the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

(21)    Share-based payment

The Group has granted shares or share options to its employees. For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Group cannot reliably estimate the fair value of the goods or services received, the Group measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Group measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest.

For cash-settled share-based payment transactions, the Group measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period.

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

(23)     Finance income and finance expenses

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

(25)     Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of outstanding ordinary shares, adjusted for own shares held, for the effects of all dilutive potential ordinary shares including convertible notes.

(26)     Change in Accounting Policies

The Group adopted the amendments to IAS 7 ‘Statement of Cash Flows‘ in the period beginning January 1, 2017. The amendment requires the Group to provide disclosures that enable users of financial statements to evaluate

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Group has disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in note 33.

(27)     Standards issued but not yet adopted

The following new standards, amendments to standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements.

(a)    IFRS 9, Financial Instruments

IFRS 9, ‘Financial Instruments’ is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. The Group plans to adopt IFRS 9 for the year beginning on January 1, 2018.

IFRS 9 will generally be applied retrospectively; however, the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

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

During the year ended December 31, 2017, the Group assessed the impacts of adoption of IFRS 9 on its consolidated financial statements, the accounting system and the internal controls. The potential general impact on its consolidated financial statements resulting from the application of new standard are as follows:

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

As of December 31, 2017, the Group has loans and receivables amounting to ￦13,257,944 million, available-for-sale financial assets amounting to ￦43,226 million, and financial assets at fair value through profit or loss amounting to ￦929,801 million.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

Based on the evaluation to date, the expected impact on classification and measurement on financial assets that existed as of December 31, 2017 resulting from the adoption of the new standard is as follows.

	Under IAS 39	Under IFRS 9	Under IAS 39		Under IFRS 9
	(In millions of won)
Cash and cash equivalents	Loans and receivables	Amortized cost	￦	2,949,991	2,949,991
Short-term financial instruments	Financial assets at fair value through profit or loss	FVTPL		929,801	929,801
Short-term financial instruments	Loans and receivables	Amortized cost		4,674,862	4,674,862
Trade receivables	Loans and receivables	Amortized cost		5,552,795	5,552,795
Loans and other receivables	Loans and receivables	Amortized cost		80,023	80,023
Other financial assets	Loans and receivables	Amortized cost		273	273
Available-for-sale financial assets	Available-for-sale financial assets	FVTPL		43,226	43,226

			￦	14,230,971	14,230,971

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

As a portion of fair value change, which was recognized in profit or loss under the existing standard, IAS 39, will be presented in OCI under IFRS 9, profit or loss related to valuation of financial liabilities is likely to decrease. As of December 31, 2017, there was no financial liabilities measured at FVTPL.

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

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

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

As of December 31, 2017, the Group has financial instruments (loans and receivables) measured at amortized cost amounting to ￦13,260,404 million, and has recognized loss allowances for ￦2,460 million.

Upon adoption of IFRS 9, the Group expects to measure the loss allowance based on the amount of expected credit losses over the entire period for trade receivables, contract assets and lease receivables that have significant financial elements. In addition, the Group plans to use the practical expedient by considering that the financial assets’ credit risks had not increased significant from initial recognition through January 1, 2018.

(b)    IFRS 15, Revenue from Contracts from Customers

IFRS 15 ‘Revenue from Contracts from Customers’, published in May 2014, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, SIC 31 Revenue- Barter transactions involving advertising services, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers. The Group plans to adopt IFRS 15 in its consolidated financial statements for the year beginning on January 1, 2018, and in regards with transition to IFRS 15, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying IFRS 15 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. In doing so, the Group also decided to apply the practical expedients as allowed by IFRS 15 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application.

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

The Group established a separate task force team to prepare for the adoption of IFRS 15 during the year ended December 31, 2017. The Group analyzed the revenue transactions of the Group with assistance from external professional accounting advisory firm and IT system service advisors, improved the internal control processes and established the related financial reporting system. As the adoption of IFRS 15 is expected to affect not only the accounting function, but also overall business practices including product sales strategy and business behavior, the Group are in the process of training employees on the changes as a result of the adoption of the new standard. The adoption plan and progress status of the new standard are reported to management on a regular basis. The information of expected impacts upon adoption of IFRS 15 disclosed herein is subject to change as management obtains new information and completes its transition efforts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

(i)    Identification of performance obligations in the contract

The Group is engaged in the research and development, manufacture, distribution and sales of semiconductor products (DRAM, NAND flash and others), which generates a substantial portion of the consolidated revenue.

When applying IFRS 15, ① sales of products and ② delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. However, for transactions for which the shipping terms are on delivery basis, which is the Group’s most common transaction term, those two performance obligations are not separately identified as the control over the products is transferred upon the completion of delivery. However, for the export transactions for which the shipping terms are on shipment basis (“C-terms”) and the customer pays shipping costs or insurance premiums, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

In estimating the financial impact of the Group in connection with the adoption of IFRS 15, the Group’s revenue in relation to the performance obligation of delivery of products under C-terms is expected to be deferred, however, the impact is not expected to be material.

(ii)    Performance obligations that are satisfied over time: Foundry service

SK hynix system ic Inc., a subsidiary of the Parent Company, is engaged in providing foundry services to semi-conductor manufacturers and the period from the receipt of the customer’s order to the completion of production and delivery is generally within two months. Under the current standards, the Group recognized revenue upon the completion of delivery of items produced and the revenue recognized ￦116,083 million for the year ended December 31, 2017.

According to IFRS 15, the revenue in connection with the above transactions can be recognized over time under completion of percentage method when the produced items do not have any alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Based on the result of analysis for the contract conditions for foundry services and any past experience in which the Group billed intermediate payments for services performed on unfinished items, management of the Group does not believe enforceable right to payment existed for the services performed on partially completed items. Therefore, in connection with the adoption of IFRS 15, the Group does not expect any financial impact in relation to the above foundry service performance obligation that is satisfied over time.

(iii)    Variable consideration

In general, the Group’s contract with customers allows a customer to return the products. Under IFRS 15, the Group initially recognizes revenue, which is measured at the gross transaction price, less the expected level of returns using the guidance on estimating variable considerations and the constraint. The expected level of returns is estimated by using the method the Group expects to better predict the amount of consideration to which it will be entitled. Also, the Group includes an amount of variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the return period expires. The Group recognizes the amounts received or receivable for which the Group does not expect to be entitled as a refund liability.

Based on the evaluation to date, upon adoption of IFRS 15 on January 1, 2018, the Group’s provisions are expected to decrease by ￦30,672 million and Group’s other current assets and other current liabilities are expected to increase by ￦17,884 million and ￦48,556 million, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

(iv)    Allocation of the transaction price to performance obligations

In applying IFRS 15, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. To estimate the stand-alone selling price, ‘adjusted market assessment approach’ will be used; however, for certain transactions, ‘expected cost plus a margin approach’ will be used under exceptional cases.

(v)    The adoption of IFRS 15 does not have any impact on the Group’s consolidated statements of cash flows.

(c)    IFRS 16, Leases

IFRS 16 ‘Leases’ is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC 15, Operating Leases—Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 provides a single model where leasee recognize assets and liabilities in relation with lease contract on financial statements. Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard of IAS 17.

The Group started initial assessment on the adoption of IFRS 16, however more detailed assessment has not been conducted. The actual financial impact at the date of initial adoption when IFRS 16 is applied is determined by a future economic environments at the date of initial application such as the borrowing interest rate and a portfolio of lease contracts as of January 1, 2019, execution of lease renewal option and coverage in use of a practical expedient and lease recognition exemption and others.

Based on the evaluation to date, the most significant impact identified is that the Group shall recognize assets and liabilities for the warehouses and manufacturing facilities used under an operating lease.

As a result of the adoption of IFRS 16, the nature of costs in relation with leases will be changed as the operating lease expenses previously recognized on a straight-line basis will be changed to depreciation expenses of right-of-use assets and interest expenses of lease liabilities.

(i)    Determining whether arrangement contains a lease

There are certain arrangements, which are not in the legal form of a lease but determined to contain lease under IFRIC 4. In applying IFRS 16, the Group may elect either:

•	applying the definition of lease under IFRS 16 for the Group’s entire lease contracts; or

•	applying a practical expedient that the Group does not reassess whether an arrangement is, or contains, a lease

The Group plans to apply the practical expedient that maintains the definition of lease for the lease contracts existing at the date of initial application. When the practical expedient is applied, leases contracted before January 1, 2019 and identified as a lease under IAS 17 or IFRIC 4 are accounted for by applying IFRS 16 without reassessing whether the contracts satisfy the definition of lease under the new standard.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

3.    Significant Accounting Policies,  continued

(ii)    Transition

As a lessee, the Group can apply the IFRS 16 using either:

•	a full retrospective approach; or

•	a modified retrospective approach with a practical expedient.

Lessee should apply one of the approach consistently for lessee’s entire lease contracts. Modified retrospective approach requires the lessee to recognize the cumulative effect of initial application in retained earnings as of January 1, 2019 and the comparative financial statement will not be restated.

When modified retrospective approach is applied for the lease contracts classified as an operating lease under IAS 17, leasee may elect the application of various practical expedients for each existing lease contracts at the date of adoption of the standard. The Group is assessing the financial impact when the practical expedient is applied.

4.     Geographic, Product and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The management of the Group reviews the operation result of the semiconductor business for reporting information used and reviewed when establishing the Group’s business strategy.

(1) Details of the Group’s revenue for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Sale of goods	￦	30,035,297	17,146,961	18,739,177
Sale of services		74,137	51,014	58,821

	￦	30,109,434	17,197,975	18,797,998

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
DRAM	￦	22,887,259	12,340,767	14,045,339
NAND Flash		6,648,748	4,347,535	4,148,315
Other		573,427	509,673	604,344

	￦	30,109,434	17,197,975	18,797,998

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Korea	￦	1,207,464	1,099,426	1,204,642
China		10,074,686	5,960,235	4,496,357
Taiwan		2,626,577	1,732,573	1,899,649
Asia (other than China and Taiwan)		3,574,788	2,165,201	2,536,009
U.S.A.		11,063,503	5,397,944	7,549,622
Europe		1,562,416	842,596	1,111,719

	￦	30,109,434	17,197,975	18,797,998

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

4.     Geographic, Product and Customer Information,  continued

(4) The Group’s non-current assets (excluding financial assets, loans and other receivables, equity-accounted- investees and deferred tax assets) information by region based on the location of subsidiaries as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Korea	￦	23,959,991	18,078,337
China		2,768,494	2,805,712
Taiwan		5,752	6,835
Asia (other than China and Taiwan)		1,100	1,522
U.S.A.		318,567	364,188
Europe		8,560	9,374

	￦	27,062,464	21,265,968

(5) Revenue from customer A constituting more than 10% of the Group’s consolidated revenue for the year ended December 31, 2017 amounts to ￦4,113,904 million (2016: ￦2,195,935 million, 2015: ￦3,485,795 million) and revenue from customer B constituting more than 10% of the Group’s consolidated revenue for the year ended December 31, 2017 amounted to ￦3,690,504 million (2016: ￦1,503,256 million, 2015: ￦2,078,835 million), respectively.

5.     Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2017 and 2016 are as follows:

	2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	2,949,991	2,949,991
Short-term financial instruments		929,801	—	4,674,862	5,604,663
Trade receivables		—	—	5,552,795	5,552,795
Loans and other receivables		—	—	80,023	80,023
Other financial assets		—	—	273	273
Available-for-sale financial assets		—	43,226	—	43,226

	￦	929,801	43,226	13,257,944	14,230,971

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

5.     Categories of Financial Instruments,  continued

	2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	613,786	613,786
Short-term financial instruments		1,570,172	—	1,951,721	3,521,893
Trade receivables		—	—	3,251,652	3,251,652
Loans and other receivables		—	—	65,101	65,101
Other financial assets		—	—	423	423
Available-for-sale financial assets		—	147,779	—	147,779

	￦	1,570,172	147,779	5,882,683	7,600,634

(2) Categories of financial liabilities as of December 31, 2017 and 2016 are as follows:

	2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	758,578	758,578
Other payables		—	2,724,547	2,724,547
Other non-trade payables[1]		—	1,343,637	1,343,637
Borrowings		—	4,171,270	4,171,270

	￦	—	8,998,032	8,998,032

	2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	696,144	696,144
Other payables		—	1,606,417	1,606,417
Other non-trade payables[1]		—	712,580	712,580
Borrowings		—	4,335,978	4,335,978
Other financial liabilities		288	—	288

	￦	288	7,351,119	7,351,407

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

5.     Categories of Financial Instruments,  continued

[1]	Details of other non-trade payables as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Current
Accrued expenses	￦	1,340,225	685,154

Non-current
Rent deposits payable		3,412	2,554
Long-term other payables		—	24,872

		3,412	27,426

	￦	1,343,637	712,580

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2017, 2016 and 2015 are as follows:

(a) profit or loss

	2017		2016	2015
	(In millions of won)
Loans and receivables
Interest income	￦	54,275	34,174	40,715
Foreign exchange differences		(679,287)	167,736	300,163
Reversal of impairment		2,119	5,617	82

		(622,893)	207,527	340,960

Available-for-sale financial assets
Dividend income		13	18	1,265
Gain on disposal		30,920	—	—

		30,933	18	1,265

Financial assets at fair value through profit or loss
Gain on valuation		1,399	1,133	2,280
Gain on disposal		15,754	15,348	33,814

		17,153	16,481	36,094

Financial liabilities measured at amortized cost
Interest expenses		(123,918)	(120,122)	(118,505)
Foreign exchange differences		447,707	(129,670)	(242,532)

		323,789	(249,792)	(361,037)

Financial liabilities at fair value through profit or loss
Gain on valuation from derivative instruments		—	395	25
Loss on transaction from derivative instruments		(11)	(448)	(386)

		(11)	(53)	(361)

	￦	(251,029)	(25,819)	16,921

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

5.     Categories of Financial Instruments,  continued

(b) Other comprehensive income

	2017	2016	2015
	(In millions of won)
Loss on valuation of available-for-sale financial assets , net of tax	￦ (10,735)	—	—

6.    Financial Risk Management

(1)    Financial risk management

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

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

Monetary foreign currency assets and liabilities as of December 31, 2017 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	11,622	￦	12,452,053	5,182	￦	5,551,604
EUR	18		22,871	91		116,751
JPY	1,659		15,746	64,691		613,991

As of December 31, 2017, the impacts from foreign exchange risks on each monetary foreign currency assets and liabilities assuming change in exchange rate by 10% are as follows:

	If increased by 10%		If decreased by 10%
	(In millions of won)
USD	￦	690,045	(690,045)
EUR		(9,388)	9,388
JPY		(59,825)	59,825

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

6.    Financial Risk Management,  continued

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by interests received from floating rate financial assets.

As of December 31, 2017, the Group is partially exposed to a risk of increase in interest rates. If interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be ￦20,571 million (2016: ￦22,277 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of December 31, 2017.

(b)    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from operating and investing activities. In order to manage credit risk, the Group periodically evaluates the credit worthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Group establishes credit limits for each customer or counterparty.

(i)    Trade and other receivables

For each new customer, the Group individually analyzes its credit worthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is consistently managing trade and other receivables by reevaluating the customer’s credit worthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2017 is the carrying amount of trade and other receivables.

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents; short-term financial instruments; and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2017 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings, and accordingly management does not expect any losses from non-performance by these counterparties.

(c)     Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, demand deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

6.    Financial Risk Management,  continued

Contractual maturities of financial liabilities as of December 31, 2017 and 2016 are as follows:

	2017
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	732,902	1,155,876	2,248,059	81,038	4,217,875
Finance lease liabilities		10,773	10,773	32,254	34,748	88,548
Trade payables		758,578	—	—	—	758,578
Other payables		2,724,885	—	—	—	2,724,885
Other non-trade payables		1,317,032	—	3,412	—	1,320,444
Financial guarantee contract		8	—	—	—	8

	￦	5,544,178	1,166,649	2,283,725	115,786	9,110,338

	2016
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings (other than finance lease liabilities)	￦	785,989	706,827	2,853,218	235,562	4,581,596
Finance lease liabilities		27,043	5,350	16,050	18,725	67,168
Trade payables		696,144	—	—	—	696,144
Other payables		1,610,757	—	—	—	1,610,757
Other non-trade payables		667,485	25,224	2,554	—	695,263
Derivatives		288	—	—	—	288
Financial guarantee contract		8	—	—	—	8

	￦	3,787,714	737,401	2,871,822	254,287	7,651,224

The table above analyzes the Group’s non-derivative financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include estimated interest payments.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

6.    Financial Risk Management,  continued

The debt-to-equity ratio and net borrowing ratio as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Total liabilities (A)	￦	11,597,545	8,192,496
Total equity (B)		33,820,919	24,023,530
Cash and cash equivalents and short-term financial instruments (C)		8,554,654	4,135,679
Total borrowings (D)		4,171,270	4,335,978
Debt-to-equity ratio (A/B)		34.29%	34.10%
Net borrowing ratio (D-C)/B1		—	0.83%

[1]	Does not present net borrowing ratio as of December 31, 2017 as the ratio was calculated as negative.

(3)     Fair value

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2017 and 2016:

			2017
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	929,801	—	929,801	—	929,801
Available-for-sale financial assets		13,526	—	—	13,526	13,526

		943,327	—	929,801	13,526	943,327

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,949,991	—	—	—	—
Short-term financial instruments[1]		4,674,862	—	—	—	—
Trade receivables[1]		5,552,795	—	—	—	—
Loans and other receivables[1]		80,023	—	—	—	—
Other financial assets[1]		273	—	—	—	—
Available-for-sale financial assets[1,2]		29,700	—	—	—	—

		13,287,644	—	—	—	—

Financial liabilities not measured at fair value
Trade payables[1]		758,578	—	—	—	—
Other payables[1]		2,724,547	—	—	—	—
Other non-trade payables[1]		1,343,637	—	—	—	—
Borrowings		4,171,270	—	4,178,598	—	4,178,598

	￦	8,998,032	—	4,178,598	—	4,178,598

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

6.    Financial Risk Management,  continued

			2016
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	1,570,172	—	1,570,172	—	1,570,172

		1,570,172	—	1,570,172	—	1,570,172

Financial assets not measured at fair value
Cash and cash equivalents[1]		613,786	—	—	—	—
Short-term financial instruments[1]		1,951,721	—	—	—	—
Trade receivables[1]		3,251,652	—	—	—	—
Loans and other receivables[1]		65,101	—	—	—	—
Other financial assets[1]		423	—	—	—	—
Available-for-sale financial assets[1,2]		147,779	—	—	—	—

		6,030,462	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		288	—	288	—	288

		288	—	288	—	288

Financial liabilities not measured at fair value
Trade payables[1]		696,144	—	—	—	—
Other payables[1]		1,606,417	—	—	—	—
Other non-trade payables[1]		712,580	—	—	—	—
Borrowings		4,335,978	—	4,366,234	—	4,366,234

	￦	7,351,119	—	4,366,234	—	4,366,234

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximate fair values.

[2]	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with IAS 39, ‘Financial Instrument: Recognition and Measurement’ as fair values of such equity instruments cannot be reliably measured using other valuation techniques.

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

	Fair value	Level	Valuation Techniques
	(In millions of won)
Short-term financial instruments:
Financial assets at fair value through profit or loss	￦ 929,801	2	The present value method
Available-for-sale financial assets:
Available-for-sale equity instruments	13,526	3	The binomial model and others

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

6.    Financial Risk Management,  continued

(c) There was no transfer between fair value hierarchy levels for the year ended December 31, 2017 and the changes in financial assets classified as level 3 fair value measurements during the year ended December 31, 2017 are as follows:

	Beginning Balance		Transfers	Acquisition	Disposals	Other Comprehensive loss	Ending Balance
	(In millions of won)
Available-for-sale financial assets	￦	—	24,963	3,392	(22)	(14,807)	13,526

7.     Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2017 and 2016 are as follows:

	2017		2016	Description
	(In millions of won)
Short-term financial instruments	￦	227,500	77,500	Restricted for supporting small business
		5,695	6,220	Pledged for consumption tax
		1,287	—	Others

		234,482	83,720

Other financial assets		—	308	Pledged for borrowings
		11	12	Bank overdraft guarantee deposit
		262	104	Others

		273	424

	￦	234,755	84,144

8.    Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

	2017		2016
Current	(In millions of won)
Other receivables	￦	10,816	11,571
Accrued income		22,308	9,732
Short-term loans		2,886	3,145
Short-term guarantee and other deposits		1,603	1,163

		37,613	25,611

Non-current
Long-term other receivables		56	60
Long-term loans		11,098	6,008
Guarantee deposits		31,109	33,261
Long-term deposits		147	161

		42,410	39,490

	￦	80,023	65,101

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

8.    Trade Receivables and Loans and Other Receivables,  continued

(2) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2017 and 2016 are as follows:

	2017
	Gross amount	Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦ 5,552,841	(46)	5,552,795
Current loans and other receivables	38,940	(1,327)	37,613
Non-current loans and other receivables	43,497	(1,087)	42,410

	￦5,635,278	(2,460)	5,632,818

	2016
	Gross amount	Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦ 3,253,489	(1,837)	3,251,652
Current loans and other receivables	26,982	(1,371)	25,611
Non-current loans and other receivables	40,966	(1,476)	39,490

	￦3,321,437	(4,684)	3,316,753

(3) Details of provision for impairment

Movements in the provision for impairment of trade receivables for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	1,837	2,974
Reversal		(1,778)	(836)
Receivables written off during the year as uncollectible		—	(306)
Foreign exchange difference		(13)	5

Ending balance	￦	46	1,837

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	1,371	1,433
Provision		32	—
Reversal		(85)	(62)
Foreign exchange difference		9	—

Ending balance	￦	1,327	1,371

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

8.    Trade Receivables and Loans and Other Receivables,  continued

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	1,476	6,143
Provision		—	34
Reversal		(297)	(4,753)
Foreign exchange difference		(92)	52

Ending balance	￦	1,087	1,476

(4) The aging analysis of trade receivables and loans and other receivables as of December 31, 2017 and 2016 are as follows:

	2017
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	5,551,276	1,560	—	1	4	5,552,841
Current loans and other receivables		37,654	—	—	—	1,286	38,940
Non-current loans and other receivables		43,395	—	—	—	102	43,497

	￦	5,632,325	1,560	—	1	1,392	5,635,278

	2016
	Not impaired
			Overdue
	Not Past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	3,252,891	598	—	—	—	3,253,489
Current loans and other receivables		25,692	—	—	—	1,290	26,982
Non-current loans and other receivables		40,864	—	—	—	102	40,966

	￦	3,319,447	598	—	—	1,392	3,321,437

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

9.     Inventories

(1) Details of inventories as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Finished goods	￦	433,405	391,503
Work-in-process		1,616,889	1,130,493
Raw materials		296,252	260,677
Supplies		270,804	194,678
Goods in transit		23,089	48,847

	￦	2,640,439	2,026,198

(2) The amount of the inventories recognized as cost of sales is as follows:

	2017		2016	2015
	(In millions of won)
Inventories recognized as cost of sales	￦	12,700,702	10,787,034	10,514,640

(3) The changes in inventory valuation allowance during the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	64,200	188,246
Charged to cost of sales		133,164	13,192
Utilization upon sales		(15,253)	(137,238)

Ending balance	￦	182,111	64,200

There were no significant reversals of inventory write-downs recognized during 2017 and 2016.

10.     Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Current
Advance payments	￦	34,887	1,853
Prepaid expenses		222,411	238,831
Value added tax refundable		263,287	148,756
Others		3,053	9,913

		523,638	399,353

Non-current
Long-term advance payments		183,489	—
Long-term prepaid expenses		553,231	568,907
Others		—	1,495

		736,720	570,402

	￦	1,260,358	969,755

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

11.     Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows:

			2017			2016
Type	Investee	Ownership (%)	Net asset value		Carrying amount	Carrying amount
		(In millions of won)
Associate	Stratio, Inc.[1]	9.12	￦	104	2,105	2,151
	SK China Company Limited (SK China) [1,2]	11.87		192,561	244,912	—
	Gemini Partners Pte. Ltd.	20.00		2,308	4,003	5,199
	TCL Fund[1]	11.06		2,634	2,634	2,219
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. (HITECH)	45.00		106,210	106,210	121,447

			￦		359,864	131,016

[1]	The Group is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

[2]	During the year ended December 31, 2017, the Group acquired shares of SK China through a combination of contribution in kind of available-for-sale financial assets for which the fair value amounted to ￦143,209 million as of acquisition date and cash in the amount of ￦113,960 million.

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Ending balance
			(In millions of won)
Stratio, Inc.	￦	2,151	—	(30)	(16)	—	2,105
SK China		—	257,169	—	(12,257)	—	244,912
Gemini Partners Pte. Ltd.		5,199	—	(1,084)	(112)	—	4,003
TCL Fund		2,219	526	16	(127)	—	2,634
HITECH		121,447	—	13,465	(13,874)	(14,828)	106,210

	￦	131,016	257,695	12,367	(26,386)	(14,828)	359,864

	2016
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,171	—	(24)	4	—	2,151
Gemini Partners Pte. Ltd.		7,976	—	(2,909)	132	—	5,199
TCL Fund		—	2,293	50	(124)	—	2,219
HITECH		112,462	—	25,635	4,076	(20,726)	121,447

	￦	122,609	2,293	22,752	4,088	(20,726)	131,016

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

11.     Investments in Associates and Joint Ventures,  continued

(3) Associate and joint venture’s statements of financial position as of December 31, 2017 and 2016 are as follows:

	2017
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	681	577	111	—
SK China		812,882	934,872	54,752	70,213
Gemini Partners Pte. Ltd.		6,227	5,314	2	—
TCL Fund		7,863	15,957	—	—
HITECH		192,905	334,678	79,725	211,835

	2016
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	998	686	27	—
Gemini Partners Pte. Ltd.		13,047	4,467	93	—
TCL Fund		16,388	3,993	329	—
HITECH		184,048	350,094	82,581	181,679

(4) Summary of associate and joint venture’s statements of comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017			2016		2015
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
Stratio, Inc.	￦	33	(339)	4	(198)	—	(385)
SK China		—	—	—	—	—	—
Gemini Partners Pte. Ltd.		183	(5,423)	—	(5,848)	—	(747)
TCL Fund		—	152	—	(4)	—	—
HITECH		585,904	29,923	566,893	55,346	677,284	54,835

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

12.    Available-for-sale Financial Assets

(1) Details of available-for-sale financial assets as of December 31, 2017 and 2016 are as follows:

	2017				2016
	Ownership (%)/ Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS	7.93	￦	21,847	—	—
JNT Frontier Private Equity Unit	Certificate		684	684	971
SV M&A No.1 Equity Unit	Certificate		—	—	805
Daishin Aju IB Investment Co., Ltd. Equity Unit	Certificate		483	483	483
Seoul Investment Early & Green Venture Fund	Certificate		1,513	1,513	1,648
TS 2011-4 Technology Transfer & Business Equity Unit	Certificate		318	318	566
IMM Investment Equity Unit	—		—	—	224
L&S Venture Capital Equity Unit	Certificate		1,170	1,170	1,170
KTC-NP-Growth Equity Unit	Certificate		2,155	2,155	2,956
Semiconductor Growth Fund	Certificate		17,250	17,250	—
Intellectual Discovery, Ltd.	7.05		4,000	1,699	4,000
SKY Property Mgmt. Ltd. [1]	—		—	—	112,360
CHINA WALDEN VENTURE INVESTMENTS II	Certificate		7,312	6,116	6,188
Exnodes Inc.	Convertible Bond		716	716	716
Netspeed	6.07		3,083	558	3,083
Keyssa, lnc.	2.29		6,174	832	6,174
MEMS DRIVE, INC.	2.94		2,246	844	2,246
AutoTech Fund I, LP	Certificate		1,444	1,444	—
RENO SUB-SYSTEM, INC.	2.68		2,246	204	—
IMEC.XPAND COMM.VA	Certificate		1,607	1,607	—
Equity investment in a construction guarantee association	0.01		709	709	709
Information and communication guarantee association	0.01		15	15	15
Beijing Starblaze Tech Co., Ltd.	6.29		3,273	3,273	3,465
Shanghai Natlinear Electronics Co., Ltd.	4.12		1,636	1,636	—

		￦	79,881	43,226	147,779

[1]	The Group acquired shares in SK China Company Limited through the contribution in kind of available-for-sale financial assets (SKY Property Mgmt. Ltd.) with the book value of ￦112,360 million. The Group recognized a gain on disposal of available-for-sale financial assets amounted to ￦30,849 million during the year ended December 31, 2017.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

12.    Available-for-sale Financial Assets,  continued

(2) Changes in the carrying amount of available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	147,779	131,354
Acquisition		26,204	19,085
Disposal		(115,720)	(2,652)
Loss on valuation		(14,807)	—
Foreign exchange difference		(230)	(8)

Ending balance	￦	43,226	147,779

13.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402
Changes during 2017
Additions		7,950	216,035	279,553	6,642,678	117	161,007	2,980,042	10,287,382
Receipt of government grants		—	(1,000)	—	—	—	—	—	(1,000)
Disposals		(2,220)	(2,141)	(3,180)	(164,301)	(1)	(507)	(47,615)	(219,965)
Depreciation		—	(112,343)	(49,851)	(4,301,152)	(379)	(155,051)	—	(4,618,776)
Transfers		1,483	330,333	108,366	876,697	—	6,463	(1,323,342)	—
Impairments		—	—	—	—	—	—	—	—
Exchange differences and others		(1,427)	(14,507)	(11,413)	(120,362)	(1)	(5,334)	(9,398)	(162,442)

Ending net book amount		581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601

Acquisition cost		581,541	3,807,324	1,262,928	46,463,886	3,081	1,217,216	3,137,621	56,473,597
Accumulated depreciation		—	(851,655)	(404,204)	(30,163,696)	(2,304)	(774,959)	—	(32,196,818)
Accumulated impairment		—	(23,699)	(19,104)	(165,509)	—	(35)	—	(208,347)
Government grants		—	(1,217)	—	(4,613)	—	(1)	—	(5,831)

	￦	581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

13.    Property, Plant and Equipment,  continued

	2016
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	567,614	2,525,041	424,609	11,639,208	1,369	395,938	1,412,473	16,966,252
Changes during 2016
Additions		567	35,972	116,419	4,690,241	54	131,975	1,221,974	6,197,202
Receipt of government grants		—	—	—	(133)	—	—	—	(133)
Disposals		(2,824)	(53)	(45)	(147,960)	—	(396)	(7,063)	(158,341)
Depreciation		—	(100,250)	(34,907)	(3,866,582)	(381)	(131,660)	—	(4,133,780)
Transfers		10,018	61,213	18,264	957,016	—	40,771	(1,087,282)	—
Impairments		—	(264)	(2,814)	(668)	—	—	—	(3,746)
Exchange differences		380	(7,283)	(5,381)	(74,614)	(1)	(985)	(2,168)	(90,052)

Ending net book amount		575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402

Acquisition cost		575,755	3,287,424	909,991	43,439,176	3,555	1,085,379	1,537,934	50,839,214
Accumulated depreciation		—	(749,076)	(374,742)	(29,993,593)	(2,514)	(649,669)	—	(31,769,594)
Accumulated impairment		—	(23,698)	(19,104)	(243,540)	—	(59)	—	(286,401)
Government grants		—	(274)	—	(5,535)	—	(8)	—	(5,817)

	￦	575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402

(2) Details of depreciation expense allocation for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Cost of sales	￦	4,213,339	3,797,210	3,365,460
Selling and administrative expenses		292,325	276,969	263,938
Other expenses		7,647	5,307	8,050
Development costs		105,465	54,294	56,997

	￦	4,618,776	4,133,780	3,694,445

(3) Certain property, plant and equipment are pledged as collaterals for borrowings as of December 31, 2017 (note 32).

(4) During 2017, the Group capitalized borrowing costs amounting to ￦3,964 million (2016: ￦14,663 million and 2015: ￦18,892 million) on qualifying assets. Borrowing costs were calculated using a capitalization rate of 1.53% (2016: 3.59% and 2015: 4.83%) for the year ended December 31, 2017.

(5) The Group leases certain machinery and others from ME Semiconductor Rental First L.L.C. and other under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to: ￦79,161 million as of December 31, 2017 (as of December 31, 2016: ￦67,245 million). The machinery and others are pledged as collateral for the finance lease liabilities.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

13.    Property, Plant and Equipment,  continued

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2017 is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	164,349
Later than 1 year		194,161

	￦	358,510

(6) As of December 31, 2017, certain inventories; property, plant and equipment; and investment properties are insured and details of insured assets is as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment, investment property, inventories and business interruption	￦	63,622,518	Hyundai Marine & Fire Insurance Co., Ltd. and others

Fire insurance	Property, plant and equipment, investment property		75,348
Erection all risks insurance	Property, plant and equipment		8,912,280

		￦	72,610,146

In addition to the assets stated above, vehicle and delivery equipment are insured by vehicle comprehensive insurance and liability insurance.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

14.     Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	730,204	98,963	629,882	456,542	1,915,591
Changes during 2017
Internal development		—	—	511,647	—	511,647
Separate acquisition		—	26,572	—	246,692	273,264
Disposals		—	(4,872)	—	(1,076)	(5,948)
Amortization		—	(15,810)	(259,279)	(132,265)	(407,354)
Impairment		—	—	—	(769)	(769)
Exchange differences		(35,131)	—	—	(4,010)	(39,141)

Ending net book amount		695,073	104,853	882,250	565,114	2,247,290

Acquisition cost		695,073	184,971	2,293,388	950,432	4,123,864
Accumulated amortization and impairment		—	(80,118)	(1,411,138)	(354,424)	(1,845,680)
Government grants		—	—	—	(30,894)	(30,894)

	￦	695,073	104,853	882,250	565,114	2,247,290

	2016
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	720,755	89,787	483,330	411,024	1,704,896
Changes during 2016
Internal development		—	—	352,022	—	352,022
Separate acquisition		—	28,269	—	150,352	178,621
Disposals		—	(5,208)	—	(1,595)	(6,803)
Amortization		—	(14,299)	(205,198)	(103,072)	(322,569)
Impairment		—	—	(272)	(98)	(370)
Exchange differences		9,449	414	—	(69)	9,794

Ending net book amount		730,204	98,963	629,882	456,542	1,915,591

Acquisition cost		730,204	171,873	1,797,606	718,765	3,418,448
Accumulated amortization and impairment		—	(72,910)	(1,167,724)	(227,262)	(1,467,896)
Government grants		—	—	—	(34,961)	(34,961)

	￦	730,204	98,963	629,882	456,542	1,915,591

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

14.     Intangible Assets,  continued

(2) Details of amortization expense allocation for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Cost of sales	￦	46,308	28,877	12,811
Selling and administrative expenses		360,183	293,316	244,978
Development costs		863	376	289

	￦	407,354	322,569	258,078

(3) Goodwill impairment tests

Goodwill impairment tests are undertaken annually. As the Group has only one CGU, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2017. No impairment loss of goodwill was recognized since the recoverable amount is higher than carrying value of the CGU as of December 31, 2017

(4) Details of development costs

(a) Detailed criteria for capitalization of development costs

The Group’s development projects for a new product proceeds in the process of review and planning phases (Phase 0 ~ 4) and product design and mass production phases (Phase 5 ~ 8). The Group recognizes expenditures incurred after Phase 4 in relation with the development for new technology is recognized as an intangible asset. Expenditures incurred at phase 0 through 4 are recognized as expenses.

(b) Development cost capitalized and expenses on research and development

Among costs associated with development activities, ￦511,647 million (2016: ￦352,022 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2017. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ￦1,975,386 million (2016: ￦1,744,711 million) were recognized as expenses for the year ended December 31, 2017.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

14.     Intangible Assets,  continued

(c) Details of development costs as of December 31, 2017 and 2016 are as follows:

	2017
	Individual Asset	Book value		Residual amortization period
	(In millions of won)
DRAM	1xnm B	￦	305,848	19 months
	1xynm[1]		192,260	—
NAND	F14		3,990	4 months
	3D(48)		42,343	9 months
	3D(72)		111,164	18 months
	3D(96)[1]		186,488	—
	3D(128)[1]		8,635	—
CIS	Hi-1332		2,520	9 months
	Hi-1333[1]		7,695	—
	Hi-1336[1]		7,235	—
	Hi-1221[1]		3,431	—
	Hi-1631[1]		10,641	—

		￦	882,250

[1]	Amortization has not started as of December 31, 2017.

	2016
	Individual Asset	Book value		Residual amortization period
	(In millions of won)
DRAM	1xnm A	￦	45,967	7 months
	1xnm B1		279,531	—
	1xynm[1]		20,399	—
NAND	3D(36) A		14,566	10 months
	3D(36) B		8,554	10 months
	F14		15,960	16 months
	3D(48)		98,800	21 months
	3D(72)[1]		109,479	—
	3D(96)[1]		27,099	—
CIS	Hi-842		91	5 months
	Hi-1331		774	5 months
	Hi-1332		5,880	21 months
	Hi-1333[1]		1,956	—
	Hi-1221[1]		826	—

		￦	629,882

[1]	Amortization has not started as of December 31, 2016

(d) There are no impairment losses and reversals of impairment in development costs recognized for the years ended December 31, 2017, 2016 and 2015 and there are no accumulated impairment losses in development costs recognized as of December 31, 2017, 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

15.     Investment Property

Changes in investment property during the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning net book amount	￦	2,573	2,679
Changes for the year
Depreciation		(105)	(106)

Ending net book amount		2,468	2,573

Acquisition cost		5,170	5,170
Accumulated depreciation		(2,702)	(2,597)

	￦	2,468	2,573

The depreciation expense of ￦105 million was charged to cost of sales for the year ended December 31, 2017 (2016: ￦106 million and 2015: ￦713 million).

Rental income from investment property during the year ended December 31, 2017 was ￦495 million (2016: ￦500 million and 2015: ￦2,627 million).

16.    Borrowings

(1) Details of borrowings as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Current
Short-term borrowings	￦	192,686	—
Current portion of long-term borrowings		361,258	384,124
Current portion of debentures		219,836	320,736

		773,780	704,860

Non-current
Long-term borrowings		2,080,333	2,095,737
Debentures		1,317,157	1,535,381

		3,397,490	3,631,118

	￦	4,171,270	4,335,978

(2) Details of short-term borrowings as of December 31, 2017 and 2016 are as follows:

	Financial Institutions	Interest rate per annum in 2017 (%)	2017		2016
			(In millions of won)
Foreign currency general borrowings	Korea Export-Import Bank	3M LIBOR + 0.73	￦	107,140	—
	City Bank	3M LIBOR + 0.80		53,466	—
	Industrial & Commercial Bank of China	3M LIBOR + 1.35		21,387	—
	China Bank	3M LIBOR + 1.10		10,693	—

			￦	192,686	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

16.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2017 and 2016 are as follows:

	Financial institutions	Interest rate per annum in 2017 (%)[1]	2017		2016
			(In millions of won)
Local currency borrowings:
Borrowings for childcare facilities	NongHyup Bank	—	￦	—	62
Funds for equipment	Korea Development Bank	—		—	83,333
	KEB Hana Bank	—		—	30,000
	Korea Development Bank	2.02 ~ 2.50		500,000	200,000
Finance lease liabilities	Hansu Technical Service Ltd.	3.70		74,557	38,948
	ME Semiconductor Rental First L.L.C.	—		—	8,688
Funds for equipment	NongHyup Bank	1.00		1,170	—
Finance lease liabilities	Veolia Water Industrial Development Co., Ltd.	4.00		1,732	—

				577,459	361,031

Foreign currency borrowings:
General borrowings	Export-Import Bank of Korea	3M LIBOR + 1.00 ~ 1.40		910,690	825,808
	Woori Bank	3M LIBOR + 1.20		107,140	120,850
		3M LIBOR + 0.98		160,710	181,275
Funds for equipment	Korea Development Bank	3M LIBOR + 1.15		107,140	120,850
		3M LIBOR + 0.95		160,710	181,275
		3M LIBOR + 1.25		214,280	241,700
	KEB Hana Bank	3M LIBOR + 1.23		85,712	96,680
	NongHyup Bank	3M LIBOR + 1.33		64,284	96,680
		—		—	120,850
Finance lease liabilities	Goodmemory First L.L.C.	—		—	12,671
Funds for equipment	Standard Chartered Bank Ltd.	3M LIBOR + 3.45		53,466	120,191

				1,864,132	2,118,830

				2,441,591	2,479,861

Less:
Current maturities				(361,258)	(384,124)

			￦	2,080,333	2,095,737

[1]	As of December 31, 2017, the annual interest rates are as follows:

Type	Interest rate per annum as of December 31, 2017 (%)
3M LIBOR	1.69

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

16.    Borrowings,  continued

(4) Details of debentures as of December 31, 2017 and 2016 are as follows:

	Maturity date	Interest rate per annum in 2017 (%)	2017		2016
			(In millions of won)
Unsecured notes in local currency:
212th	May 30, 2019	5.35	￦	450,000	450,000
213th	Sep. 4, 2017	—		—	200,000
214-1st	Aug. 26, 2020	2.27		210,000	210,000
214-2nd	Aug. 26, 2022	2.63		140,000	140,000
215-1st	Nov. 25, 2018	2.26		70,000	70,000
215-2nd	Nov. 25, 2020	2.56		100,000	100,000
215-3rd	Nov. 25, 2022	2.75		10,000	10,000
216-1st	Feb. 19, 2018	1.74		70,000	70,000
216-2nd	Feb. 19, 2021	2.22		180,000	180,000
216-3rd	Feb. 19, 2023	2.53		80,000	80,000
217-1st	May 27, 2018	1.73		80,000	80,000
217-2nd	May 27, 2021	2.30		150,000	150,000
Secured notes in foreign currency:
Foreign 8th	Jun. 20, 2017	—		—	120,850

				1,540,000	1,860,850

Less: Discounts on debentures				(3,007)	(4,733)

Current portion				(219,836)	(320,736)

			￦	1,317,157	1,535,381

(5) Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor. Details of future minimum lease payments to the lessor as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	10,773	27,043
Between 1 and 5 years		43,027	21,400
Later than 5 years		34,748	18,725

		88,548	67,168

Discount on present value		(12,259)	(6,861)

Net minimum lease payment
No later than 1 year		10,563	26,603
Between 1 and 5 years		38,550	19,136
Later than 5 years		27,176	14,568

	￦	76,289	60,307

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

17.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Current
Advance receipts	￦	3,040	3,781
Unearned income		81	228
Withholdings		39,862	42,622
Deposits received		989	1,539
Others		7,804	2,328

		51,776	50,498

Non-current
Other long-term employee benefits		63,960	61,883
Long-term advance receipts		4,900	—

		68,860	61,883

	￦	120,636	112,381

18.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	2,997	7,682	(6,872)	—	3,807
Sales returns		13,317	118,564	(101,209)	—	30,672
Legal claims		400	9,460	(400)	—	9,460
Emission allowances		26,108	11,999	(695)	—	37,412

	￦	42,822	147,705	(109,176)	—	81,351

	2016
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	2,936	38,584	(38,523)	—	2,997
Sales returns		14,736	33,284	(34,703)	—	13,317
Legal claims		1,523	400	(1,097)	(426)	400
Emission allowances		6,081	21,366	(1,339)	—	26,108

	￦	25,276	93,634	(75,662)	(426)	42,822

(2)    Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

18.    Provisions,  continued

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

19.    Defined Benefit Liabilities

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum that are based on their salaries and years of service at the time of their retirement. Accordingly, the Group is exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Present value of defined benefit obligations	￦	1,330,559	1,195,047
Fair value of plan assets		(1,337,848)	(888,559)

Net defined benefit liabilities (assets)	￦	(7,289)	306,488

Defined benefit liabilities		6,096	306,488
Defined benefit assets[1]		(13,385)	—

[1]	The Parent Company’s fair value of plan assets in excess of the present value of defined benefit obligations amounted to ￦13,385 million as of December 31, 2017 is presented as defined benefit assets.

(2) Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	2017 (%)	2016 (%)
Discount rate for defined benefit obligations	3.81 ~ 4.35	3.09 ~ 4.10
Expected rate of salary increase	2.20 ~ 5.46	2.20 ~ 5.48

(3) Weighted average durations of defined benefit obligations as of December 31, 2017 and 2016 are 11.47 and 12.11 years, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

19.    Defined Benefit Liabilities,  continued

(4) Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	1,195,047	1,055,340
Current service cost		156,777	159,190
Past service cost		—	33,198
Interest cost		46,877	41,148
Transfer from (to) associates		546	(2,440)
Remeasurements:		(23,406)	(47,817)
Financial assumption		(47,319)	5,792
Adjustment based on experience		23,913	(53,609)
Benefits paid		(45,241)	(43,602)
Effect of movements in exchange rates		(41)	30

Ending balance	￦	1,330,559	1,195,047

(5) Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	888,559	570,363
Contributions		460,772	327,640
Interest income		34,880	20,204
Transfer from (to) associates		550	(1,331)
Benefits paid		(27,383)	(19,151)
Remeasurements		(19,530)	(9,166)

Ending balance	￦	1,337,848	888,559

(6) The amounts recognized in profit or loss for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Current service cost	￦	156,777	159,190	139,486
Past service cost		—	33,198	—
Net interest expense		11,997	20,944	20,698

	￦	168,774	213,332	160,184

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Cost of sales (manufacturing costs)	￦	95,301	125,241	88,415
Selling and administrative expenses		73,473	88,091	71,769

	￦	168,774	213,332	160,184

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

19.    Defined Benefit Liabilities,  continued

(8) Details of plan assets as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Deposits	￦	1,336,484	887,074
Other		1,364	1,485

	￦	1,337,848	888,559

Actual return on plan assets for the year ended December 31, 2017 amounted to ￦15,350 million (2016: ￦11,038 million and 2015: ￦9,884 million).

(9) As of December 31, 2017, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2018 is ￦254,554 million under the assumption that the Group maintains the defined benefit plan.

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2017 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(135,018)	158,508
Expected rate of salary increase (if changed by 1%)		159,116	(137,904)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2017 is as follows:

	2017
	Less than 1 year		1 - 5 years	5 - 10 years	10 - 20 years	Total
	(In millions of won)
Benefits paid	￦	44,905	313,626	779,466	2,944,492	4,082,489

Information about the maturity profile is based on undiscounted amount of defined benefit obligation and classified to employee’s expected years of remaining services.

(12) The Group adopted defined contribution retirement pension for the employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦76 million (2016: ￦12 million) was recognized as cost of sales for the year ended December 31, 2017.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

20.     Deferred Tax Assets and Liabilities

(1) Changes in deferred income tax assets and liabilities for the years ended December 31, 2017 and 2016 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2017
	January 1, 2017		Profit or loss	Equity	Foreign exchange differences	December 31, 2017
	(In millions of won)
Loss on valuation of inventories	￦	16,976	32,342	—	(152)	49,166
Accumulated depreciation		85,032	223,393	—	(8,792)	299,633
Defined benefits liabilities		60,889	(59,344)	(1,114)	(15)	416
Available-for-sale financial assets		34,441	4,802	4,072	—	43,315
Employee benefits		28,671	5,490	—	(3)	34,158
Provisions		36,758	4,147	—	(137)	40,768
Advanced depreciation provision		(55,666)	(7,553)	—	—	(63,219)
Others		39,597	13,743	—	(1,505)	51,835

Deferred tax assets for temporary differences, net		246,698	217,020	2,958	(10,604)	456,072

Tax credit carryforwards recognized		360,131	(351,182)	—	(912)	8,037
Tax loss carryforwards recognized		180,807	(31,852)	—	(18,835)	130,120

Deferred tax assets recognized	￦	787,636	(166,014)	2,958	(30,351)	594,229

	2016
	January 1, 2016		Profit or loss	Equity	Foreign exchange differences	December 31, 2016
	(In millions of won)
Loss on valuation of inventories	￦	40,341	(23,388)	—	23	16,976
Accumulated depreciation		51,963	34,331	—	(1,262)	85,032
Defined benefits liabilities		15,985	(23,267)	68,171	—	60,889
Available-for-sale financial assets		34,427	14	—	—	34,441
Employee benefits		4,955	23,716	—	—	28,671
Provisions		22,151	14,607	—	—	36,758
Advanced depreciation provision		(55,666)	—	—	—	(55,666)
Others		76,591	(31,898)	—	(5,096)	39,597

Deferred tax assets for temporary differences, net		190,747	(5,885)	68,171	(6,335)	246,698

Tax credit carryforwards recognized		128,145	231,881	—	105	360,131
Tax loss carryforwards recognized		34,730	139,323	—	6,754	180,807

Deferred tax assets recognized	￦	353,622	365,319	68,171	524	787,636

(2) As of December 31, 2017, the deductible temporary differences that are not recognized as deferred tax assets (liabilities) are as follows:

	2017		2016
	(In millions of won)
Investments in subsidiaries, associates, and joint ventures and others	￦	317,133	787,500

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

21.    Derivative Financial Instruments

(1) Details of derivative financial liabilities as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Current
Interest rates swap	￦	—	288

(2) Details of gains and losses from derivative instruments for the years ended December 31, 2017, 2016 and 2015 are follows:

	2017
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	—	—	902	913

	2016
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	395	—	1,077	1,525

	2015
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	25	—	1,672	2,058

22.    Capital Stock, Capital Surplus and Other Equity

(1) The Parent Company has 9,000,000,000 authorized shares and the face value per share is ￦5,000 as of December 31, 2017. The number of shares issued, common shares, capital surplus and other equity as of December 31, 2017 and 2016, are as follows:

	2017		2016
	(In millions of won, thousands of shares)
Issued shares[1]		731,530	731,530
Capital stock:
Common shares	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Others		517,939	517,939

		4,143,736	4,143,736

Other equity:
Acquisition cost of treasury shares		(771,913)	(771,913)
Stock option		813	—

	￦	(771,100)	(771,913)

Number of treasury shares		22,001	22,001

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

22.    Capital Stock, Capital Surplus and Other Equity,  continued

[1]	As of December 31, 2017, the number of outstanding shares is 728,002 thousand shares, which differs from total issued shares due to the effect of stock retirement.

(2) There are no changes in number of outstanding shares during the years ended December 31, 2017, 2016 and 2015.

23.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(20,442)	5,944
Loss on valuation of available-for-sale financial asset		(10,735)	—
Foreign operations — foreign currency translation differences		(471,087)	(85,047)

	￦	(502,264)	(79,103)

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	5,944	(26,386)	(20,442)
Loss on valuation of available-for-sale financial assets		—	(10,735)	(10,735)
Foreign operations — foreign currency translation differences		(85,047)	(386,040)	(471,087)

	￦	(79,103)	(423,161)	(502,264)

	2016
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income	￦	1,856	4,088	5,944
Foreign operations — foreign currency translation differences		(3,456)	(81,591)	(85,047)

	￦	(1,600)	(77,503)	(79,103)

24.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Legal reserve[1]	￦	108,354	65,994
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		26,943,396	16,765,083

	￦	27,287,256	17,066,583

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial year, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

24.    Retained Earnings and Dividends,  continued

50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won and In thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		706,002	706,002	706,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		20%	12%	10%
Total dividends	￦	706,002	423,601	353,001

(b) Dividend payout ratio for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016	2015
	(In millions of won)
Dividends	￦	706,002	423,601	353,001
Profit attributable to owners of the Parent Company		10,641,512	2,953,774	4,322,356
Dividend payout ratio		6.63%	14.34%	8.17%

(c) Dividend yield ratio for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016	2015
	(In won)
Dividends per share	￦	1,000	600	500
Closing stock price		76,500	44,700	30,750
Dividend yield ratio		1.31%	1.34%	1.63%

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

25.     Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	467,824	348,571	385,281
Defined benefit plan		25,841	30,135	25,499
Employee benefits		87,299	86,721	81,606
Commission		232,799	230,903	212,129
Depreciation		96,153	82,461	89,879
Amortization		348,519	282,392	239,227
Freight and custody charge		38,920	31,821	41,999
Legal cost		33,251	9,286	7,722
Rental		13,633	14,571	18,698
Taxes and dues		17,132	18,160	18,436
Training		27,105	19,503	20,314
Advertising		83,748	47,055	43,411
Utility		14,480	14,204	13,595
Supplies		82,108	56,067	51,630
Repair		35,871	6,185	9,629
Travel and transportation		11,166	10,459	12,854
Sales promotion cost		57,180	42,170	46,169
Product warranties		7,682	38,584	396
Other		30,168	20,131	7,747

		1,710,879	1,389,379	1,326,221

Research and development:
Expenditure on research and development		2,487,033	2,096,733	1,969,588
Development cost capitalized		(511,647)	(352,022)	(349,264)

		1,975,386	1,744,711	1,620,324

	￦	3,686,265	3,134,090	2,946,545

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

26.     Expenses by Nature

Nature of expenses for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016[2]	2015[2]
	(In millions of won)
Changes in finished goods and work-in-process	￦	(528,298)	(60,415)	(290,904)
Raw materials and consumables		4,257,017	3,437,714	3,473,238
Employee benefit		3,059,690	2,317,687	2,439,456
Depreciation and amortization		4,912,260	4,396,478	3,887,900
Royalty		221,789	229,422	210,902
Commission		1,254,084	986,059	832,608
Utility		971,489	840,129	740,833
Repair		946,132	604,458	613,987
Outsourcing		895,996	785,755	982,457
Other		397,949	383,942	571,421

Total[1]	￦	16,388,108	13,921,229	13,461,898

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

[2]	Expenses for the years ended December 31, 2016 and 2015 were reclassified to conform with the classification for the year ended December 31, 2017.

27.     Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Finance income:
Interest income	￦	54,275	34,174	40,715
Dividend income		13	18	1,265
Foreign exchange differences		893,047	762,747	766,981
Gain from derivative instruments		902	1,472	1,697
Gain on disposal of financial assets at fair value through profit or loss		15,754	15,348	33,814
Gain on valuation of financial assets at fair value through profit or loss		1,399	1,133	2,280
Gain on disposal of available-for-sale financial assets		31,078	—	—

		996,468	814,892	846,752

Finance expenses:
Interest expenses		123,918	120,122	118,505
Foreign exchange differences		1,124,628	724,681	709,350
Loss on disposal of available-for-sale financial assets		158	—	—
Loss from derivative instruments		913	1,525	2,058

		1,249,617	846,328	829,913

Net finance income (expense)	￦	(253,149)	(31,436)	16,839

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

28.    Other Income and Expenses

Other income for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	35,161	13,167	16,554
Gain on disposal of intangible asset		758	—	—
Other		41,963	39,204	23,925

	￦	77,882	52,371	40,479

Other expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	10,229	6,566	19,540
Loss on disposal of intangible assets		4,872	5,218	5,493
Loss on disposal of trade receivables		7,049	3,137	1,413
Loss on impairment of property, plant and equipment		—	3,746	22,055
Loss on impairment of intangible assets		769	98	1,771
Donation		76,195	51,629	55,131
Other		19,746	33,585	43,536

	￦	118,860	103,979	148,939

29.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	2,687,405	543,594	1,026,791
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(56,072)	77,696	—

		2,631,333	621,290	1,026,791

Deferred tax:
Changes in net deferred tax assets		166,014	(365,319)	(81,265)

Income tax expense	￦	2,797,347	255,971	945,526

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

29.    Income Tax Expense,  continued

(2) The relationship between income tax expense and accounting profit for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Profit before tax	￦	13,439,566	3,216,454	5,269,121
Tax calculated at domestic tax rates applicable to profits in the respective countries		3,204,233	777,920	1,266,293
Tax effects of:
Tax-exempt income		(157)	(2,669)	(24)
Non-deductible expenses		4,703	3,981	6,614
Changes in unrecognized deferred tax assets		(113,829)	(517,805)	(252,088)
Tax credit		(126,213)	(101,843)	(104,425)
Adjustments for prior years’ tax liabilities due to changes in estimates		(56,072)	77,696	—
Others		64,682	18,691	29,156

Income tax expense	￦	2,797,347	255,971	945,526

(3) The income taxes recorded directly in equity for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Remeasurements of defined benefit liabilities	￦	(1,114)	68,171
Gain on valuation of available-for-sale financial assets		4,072	—

	￦	2,958	68,171

30.    Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares during the years.

(1) Basic earnings per share for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders	￦	10,641,512	2,953,774	4,322,356
Weighted average number of outstanding ordinary shares[1]		706,001,795	706,001,795	720,143,294
Basic earnings per share (in won)		15,073	4,184	6,002

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2017	2016	2015
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(22,000,570)	(22,000,570)	(7,859,071)

Weighted average number of outstanding ordinary shares	706,001,795	706,001,795	720,143,294

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

30.     Earnings Per Share,  continued

(2) Diluted earnings per share for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders of the Parent Company	￦	10,641,512	2,953,774	4,322,356
Weighted average number of diluted outstanding ordinary shares[1]		706,038,232	706,001,795	720,143,294
Diluted earnings per share (in won)	￦	15,072	4,184	6,002

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2017	2016	2015
	(In shares)
Weighted average number of outstanding ordinary shares	706,001,795	706,001,795	720,143,294
Stock options	36,437	—	—

Weighted average number of diluted outstanding ordinary shares	706,038,232	706,001,795	720,143,294

31.    Transactions with Related Parties

(1) List of related parties as of December 31, 2017 are as follows:

Type	Name of related parties
Associates	Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

(2) Significant transactions for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	5,782	582,745	—	14,828
Other related parties	SK Telecom Co., Ltd.[1]		318	96,441	24,183	—
	SK Holdings Co., Ltd.[2]		994	174,556	142,913	—
	ESSENCORE Limited		749,238	—	—	—
	SK Engineering & Construction Co., Ltd.		27,433	7,290	1,464,735	—
	SK Energy Co., Ltd.		5,075	54,682	—	—
	SK Networks Co., Ltd.		—	5,350	—	—
	SKC Solmics Co., Ltd.		—	30,486	1,020	—
	Chungcheong energy service Co., Ltd.		10	16,062	10	—
	Happynarae Co., Ltd.		34	455,632	36,516	—
	SK Materials Co., Ltd.		3	50,657	—	—
	SK Siltron Co., Ltd.		1,538	84,791	—	—
	Others		667	172,703	29,787	—

		￦	791,092	1,731,395	1,699,164	14,828

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

31.    Transactions with Related Parties,  continued

[1]	Operating expense and others include dividend payments of ￦87,660 million.

[2]	For the year ended December 31, 2017, royalty paid for the use of the SK brand amounted to ￦34,882 million.

	2016
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	1,171	568,526	17,678	20,726
Other related parties	SK Telecom Co., Ltd.[1]		375	81,125	12,181	—
	SK Holdings Co., Ltd.[2]		907	133,441	146,823	—
	ESSENCORE Limited		571,639	—	—	—
	SK Engineering & Construction Co., Ltd.		2,512	21,838	659,312	—
	SK Energy Co., Ltd.		4,683	47,768	—	—
	SK Networks Co., Ltd.		—	4,747	—	—
	SKC Solmics Co., Ltd.		—	34,433	432	—
	Chungcheong energy service Co., Ltd.		10	16,460	—	—
	Happynarae Co., Ltd.		30	173,948	13,595	—
	SK Materials Co., Ltd.		—	43,213	—	—
	Others		432	125,662	17,528	—

		￦	581,759	1,251,161	867,549	20,726

[1]	Operating expense and others include dividend payments of ￦73,050 million.

[2]	For the year ended December 31, 2016, royalty paid for the use of the SK brand amounted to ￦37,887 million.

	2015
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	1,364	675,112	—	15,780
Other related parties	SK Telecom Co., Ltd.[1]		2,384	52,944	3,984	—
	SK Holdings Co., Ltd.[2,3]		199	81,997	76,398	—
	ESSENCORE Limited		147,992	—	—	—
	SK Engineering & Construction Co., Ltd.		1,923	1,378	1,084,554	—
	SK Energy Co., Ltd.		5,245	44,893	—	—
	SK Networks Co., Ltd.		—	3,627	—	—
	Ko-one energy service Co., Ltd.		—	2,685	7	—
	SKC Solmics Co., Ltd.		—	36,055	269	—
	Chungcheong energy service Co., Ltd.		—	24,292	—	—
	Happynarae Co., Ltd.		3,176	83,258	21,448	—
	Others		493	63,845	14,516	—

		￦	162,776	1,070,086	1,201,176	15,780

[1]	Operating expense and others include dividend payments of ￦43,830 million.

[2]	For the year ended December 31, 2015, royalty paid for the use of the SK brand amounted to ￦34,597 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

31.    Transactions with Related Parties,  continued

[3]	Meanwhile, on August 1, 2015, SK C&C Co., Ltd. merged with SK Holdings Co., Ltd. and changed its name to SK Holdings Co., Ltd.

(3) The balances of significant transactions as of December 31, 2017 and December 31, 2016 are as follows:

	2017
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	—	90,782
Other related parties	SK Telecom Co., Ltd.		94	3,014
	SK Holdings Co., Ltd.		5,530	108,038
	ESSENCORE Limited		90,367	—
	SK Engineering & Construction Co., Ltd.		7,327	946,517
	SK Energy Co., Ltd.		500	10,505
	SK Networks Co., Ltd.		—	1,395
	SKC Solmics Co., Ltd.		—	3,393
	Chungcheong energy service Co., Ltd.		11	2,128
	Happynarae Co., Ltd.		3	55,126
	SK Materials Co., Ltd.		—	11,692
	SK Siltron Co., Ltd.[1]		150,521	21,071
	Others		90	99,043

		￦	254,443	1,352,704

[1]	The Group has paid ￦150,000 million in advance for the purchase of wafers during the year ended December 31, 2017 (See note 32).

	2016
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	￦	—	99,328
Other related parties	SK Telecom Co., Ltd.		92	4,281
	SK Holdings Co., Ltd.		6,343	98,396
	ESSENCORE Limited		72,507	—
	SK Engineering & Construction Co., Ltd.		2,016	530,940
	SK Energy Co., Ltd.		417	6,544
	SK Networks Co., Ltd.		—	1,143
	SKC Solmics Co., Ltd.		—	10,067
	Chungcheong energy service Co., Ltd.		—	1,804
	Happynarae Co., Ltd.		3	23,046
	SK Materials Co., Ltd.		—	9,205
	Others		5	45,656

		￦	81,383	830,410

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

31.    Transactions with Related Parties,  continued

(4) Key management compensation

Key management includes the Parent Company’s directors, members of the board of directors, chief financial officer, and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2017, 2016 and 2015 are as follows:

Details	2017		2016	2015
	(In millions of won)
Salaries	￦	106,291	68,504	60,024
Defined benefit plan related expenses		8,840	8,184	7,025
Share-based payment		813	—	—
Others		13	21	15

	￦	115,957	76,709	67,064

32.    Commitments and Contingencies

(1)    The details of litigations and claims of the Group as of December 31, 2017 are as follows:

(a)    Lawsuit from Netlist, Inc.

Netlist, Inc. filed a lawsuit against SK hynix, the Parent Company and others, which are subsidiaries of the Parent Company alleging infringement of multiple patents to U.S. District Court for the Central District of California, on August 31, 2016 and June 14, 2017, to the U.S. International Trade Commission on September 1, 2016 and October 31, 2017 and to German District Court of Munich and Beijing Intellectual Property Court, respectively, on July 11, 2017. As of December 31, 2017, the patent infringement lawsuits filed by Netlist, Inc. in the U.S. have not been finalized and the final result cannot be predicted.

Meanwhile, the lawsuit filed to the US International Trade Commission on September 1, 2016 was finalized on January 16, 2018 in conclusion that the Parent Company and its subsidiaries did not infringe the patents of Netlist, Inc.

(b)    Other patent infringement claims and litigation

In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and has recognized a liability when it is probable that an outflow of resources will arise and a loss can be reliably estimated.

(2)    Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid on a lumpsum or running basis in accordance with the respective agreements. The lumpsum royalties are expensed over the contract period using the straight-line method.

(3)    Contract for supply of industrial water

The Group has entered into a contract with Veolia Water Industrial Development Co., Ltd. (“VWID”) under which the Group purchases industrial water from VWID by March 2018. According to the contract, the Group is obligated to pay base service charges, which are predetermined and additional service charges which are variable according to the amount of water used.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

32.    Commitments and Contingencies,  continued

(4)    Post- process service contract with HITECH

The Group has entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2017 are as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	18,055
Buildings		52,582	1,398,765	Borrowings for equipment and others
Machinery		1,114,508

	￦	1,185,145	1,398,765

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with the finance lease contracts.

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2017 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	KEB Hana Bank and others	Import finance including usance	USD	265
		Export finance including bills bought	USD	250
		Comprehensive limit contract for import and export	USD	960
		Accounts receivable factoring contracts which have no right to recourse	KRW	140,000
SK Hynix Semiconductor (China) Ltd. (SKHYCL)	Agricultural Bank of China and others	Import finance including usance	RMB USD	1,300 232
SK Hynix America Inc. (SKHYA) and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	319
Domestic subsidiaries	KEB Hana Bank and others	Export finance including bills bought	KRW	500
		Guarantee	KRW	10,000
		Agent contract for procurement payment	KRW	15,000

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

32.    Commitments and Contingencies,  continued

(7)    Details of guarantees provided to others as of December 31, 2017 are as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 8	Guarantees for employees’ borrowings relating to employee stock ownership

(8)    Capital commitments

The Group’s unrecorded commitments in relation to the capital expenditures on property, plant and equipment as of December 31, 2017 and 2016 are ￦661,588 million and ￦293,730 million, respectively.

(9)    Equity investment in Toshiba semiconductor business

The Group has decided to invest JPY 266,000 million in BCPE Pangea Intermediate Holdings Cayman, LP and acquire convertible bonds of JPY 129,000 million issued by BCPE Pangea Cayman 2 Limited, by participating in a consortium including Bain Capital (“Bain Consortium”) in connection with the Bain Consortium’s acquisition of Toshiba’s semiconductor business.

Meanwhile, the Bain Consortium and Toshiba signed an agreement to acquire Toshiba’s semiconductor business and approvals from various countries’ government were in process as of December 31, 2017. The completion of the arrangement is subject to the results of compliance in the prerequisites set forth in the arrangement including the approval by various countries’ government.

(10) Long-term purchase agreement for raw materials

The Group has entered into a procurement agreement with SK Siltron Co., Ltd. from 2019 to 2023 for stable supply of wafer with an advanced payment of ￦150,000 million during the year ended December 31, 2017. In addition, SK Siltron Co., Ltd. has committed to provide certain portion of its investment assets as collateral to secure the advanced payment of ￦150,000 million prepaid by the Group.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

33.    Cash Generated from Operating Activities

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Profit for the year		￦10,642,219	2,960,483	4,323,595
Adjustment
Income tax expense		2,797,347	255,971	945,526
Defined benefit plan related expenses		168,774	213,332	160,184
Depreciation of property, plant and equipment and investment property		4,618,881	4,133,886	3,695,158
Amortization		407,354	322,569	258,078
Loss on impairment of property, plant and equipment		—	3,746	22,055
Loss on foreign currency translation		246,316	116,500	143,768
Interest expense		123,918	120,122	118,505
Gain on foreign currency translation		(310,978)	(106,840)	(58,658)
Interest income		(54,275)	(34,174)	(40,715)
Loss on derivative instruments, net		11	53	361
Gain on equity method investments, net		(12,367)	(22,752)	(24,642)
Others, net		(63,803)	(17,069)	(18,231)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(2,964,272)	(470,792)	1,260,172
Decrease (increase) in loans and other receivables		(36,541)	62,758	724,149
Increase in inventories		(634,623)	(110,769)	(414,830)
Increase in other assets		(302,967)	(55,760)	(177,316)
Increase (decrease) in trade payables		514,751	(208,439)	(156,074)
Decrease in other payables		(110)	(23,558)	(60,252)
Increase (decrease) in other non-trade payables		666,770	(328,871)	(147,392)
Increase (decrease) in provisions		38,860	17,521	(6,889)
Increase (decrease) in other liabilities		4,081	5,018	(29,327)
Payment of defined benefit liabilities		(15,313)	(18,514)	(6,392)
Contribution to plan assets		(460,772)	(327,640)	(153,566)

Cash generated from operating activities	￦	15,373,261	6,486,781	10,357,267

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016	2015
	(In millions of won)
Investment in-kind for SK China Company Limited	￦	143,209	—	—
Increase in other payables related to acquisition of property, plant and equipment		1,154,195	224,412	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, 2016 and 2015

33.    Cash Generated from Operating Activities,  continued

(3) Changes in liabilities arising from financial activities during the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	(In millions of won)
Beginning balance	￦	4,335,978	3,818,595
Cash flows from financing activities
Proceeds from borrowings		782,329	2,080,343
Repayments of borrowings		(710,635)	(1,610,466)
Foreign currency differences		(238,112)	44,345
Present value discount (interest expense)		1,710	3,161

Ending balance	￦	4,171,270	4,335,978

34.	Share-based payment

(1) The Group granted equity-settled stock options to the Group’s key management during the year ended December 31, 2017 and the stock options as of December 31, 2017 are as follows.

	Total numbers of share option granted	Exercised	Forfeited or Cancelled	Outstanding at December 31, 2017
	(In shares)
1st	99,600	—	—	99,600
2nd	99,600	—	—	99,600
3rd	99,600	—	—	99,600

	298,800	—	—	298,800

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in won)
1st	March 24, 2017	March 24, 2017—March 24, 2019	March 25, 2019—March 24, 2022	48,400
2nd	March 24, 2017	March 24, 2017—March 24, 2020	March 25, 2020—March 24, 2023	52,280
3rd	March 24, 2017	March 24, 2017—March 24, 2021	March 25, 2021—March 24, 2024	56,460

(2) Measurement of fair value

The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option at grant date. The inputs used are as follows:

	1st	2nd	3rd
Expected volatility	23.23%	23.23%	23.23%
Estimated fair value of share option (in won)	10,026	9,613	9,296
Dividend yield ratio	1.20%	1.20%	1.20%
Risk free ratio	1.86%	1.95%	2.07%

(3) The compensation expense for the year ended December 31, 2017 was ￦813 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Jeong Hwan Choi
Name:	Jeong Hwan Choi
Title:	Senior Vice President, IRO

Date: April 27, 2018