Form 20-F/A
period 2017-12-31
SK TELECOM CO LTD
filed 2018-05-04
CIK 1015650

As filed with the Securities and Exchange Commission on May 4, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

EXPLANATORY NOTE

SK Telecom Co., Ltd. is filing this Amendment No. 1 (this “Form 20-F/A”) to its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2017, which was originally filed with the U.S. Securities and Exchange Commission on April 27, 2018, to:

•	submit its Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of SK Telecom Co., Ltd. for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T; and

•	correct typographical errors in Item 16.G. “Corporate Governance.”

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F in any way or reflect any events that have occurred after the Form 20-F was originally filed. The Form 20-F, as amended by this Form 20-F/A, continues to speak as of the initial filing date of the Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with the Form 20-F.

Item 16.	RESERVED

Item 16.G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence

Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/ corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company	We maintain a compensation review committee comprised of three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
that will materially affect that member’s duties to the compensation committee.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

PART III

Item 19.	EXHIBITS

Number	Description

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/ Jeong Hwan Choi
Name:	Jeong Hwan Choi
Title:	Senior Vice President, IRO

Date: May 4, 2018