Form 20-F
period 2018-12-31
SK TELECOM CO LTD
filed 2019-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ms. Hye Young Jung

65, Eulji-ro, Jung-gu, Seoul, Korea

Telephone No.: +82-2-6100-2114

Facsimile No.: +82-2-6100-7827

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

71,869,828 shares of common stock, par value ￦500 per share (not including 8,875,883 shares of common stock held by the company as treasury shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

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

U.S. GAAP  ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(i)

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

All references to “Won,” or “￦” in this annual report are to the currency of Korea and all references to “Dollars”, “U.S. dollar” or “US$” are to the currency of the United States of America.

The Ministry of Science and ICT (the “MSIT”) is charged with regulating information and telecommunications, and the Korea Communications Commission (the “KCC”) is charged with regulating the public interest aspects of and fairness in broadcasting. Subscriber information for the wireless and fixed-line telecommunications industry set forth in this annual report are derived from information published by the MSIT unless expressly stated otherwise.

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 included in this annual report.

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

•	our implementation of fifth generation wireless technology, which we call “5G” technology;

•

our plans for capital expenditures in 2019 for a range of projects, including investments to expand and further commercialize our newly implemented 5G network, investments to improve and expand our fourth generation long-term evolution (“LTE”) network and long-term evolution advanced (“LTE-A”) services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things

(“IoT”) solutions and platform services business portfolio, including artificial intelligence (“AI”) solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in IoT solutions, media, e-commerce, security and other innovative products and services offered through our platform services, including AI solutions;

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

•	the success of our various joint ventures and investments, including SK Hynix, Inc. (“SK Hynix”), a memory-chip maker;

•	our ability to successfully attract and retain subscribers; and

•

the growth of the telecommunications industry in Korea and other markets in which we do business and the effect that economic, political or social conditions have on our number of subscribers and results of operations.

We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment, technology changes, potential litigation and governmental actions, changes in the competitive environment, political changes, foreign exchange currency risks, foreign ownership limitations, credit risks and other risks and uncertainties that are more fully described under the heading “Item 3.D. Risk Factors” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management

Not applicable.

Item 1.B.	Advisers

Not applicable.

Item 1.C.	Auditors

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	Selected Financial Data

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for each of the five years ended December 31, 2018 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (the “KASB”), which we are required to file with the Financial Services Commission of Korea (the “FSC”) and the Korea Exchange Inc. (the “Korea Exchange”) under the Financial Investment Services and Capital Markets Act (the “FSCMA”). English translations of such financial statements are furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K. K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. Operating expense represents expenses incurred in our main operating activities and includes cost of goods sold and selling, general and administrative expenses. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. For additional information, see “Item 5.A. Operating Results — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.”

	Year Ended December 31,
	2018		2017		2016		2015		2014
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	16,945.9	￦	17,552.0	￦	17,158.3	￦	17,167.6	￦	17,220.3
Revenue		16,874.0		17,520.0		17,091.8		17,136.7		17,163.8
Other income		71.9		32.0		66.5		30.9		56.5
Operating Expense		16,112.1		16,327.4		15,854.9		15,672.2		15,612.4
Operating Profit		833.8		1,224.6		1,303.4		1,495.4		1,607.8
Profit before Income Tax		3,976.0		3,403.3		2,096.1		2,035.4		2,253.8
Profit from Continuing Operations		3,132.0		2,657.6		1,660.1		1,515.9		1,799.3
Profit for the Year		3,132.0		2,657.6		1,660.1		1,515.9		1,799.3
Basic Earnings per Share(1)		44,066		36,582		23,497		20,988		25,154
Diluted Earnings per Share(2)		44,066		36,582		23,497		20,988		25,154
Basic Earnings per Share from Continuing Operations(1)		44,066		36,582		23,497		20,988		25,154
Diluted Earnings per Share from Continuing Operations(2)		44,066		36,582		23,497		20,988		25,154
Dividends Declared per Share (Won)		10,000		10,000		10,000		10,000		9,400
Dividends Declared per Share (US$)(3)		9.0		9.4		8.3		8.6		8.6
Weighted Average Number of Shares		70,622,976		70,609,160		70,609,160		71,551,966		70,936,336

	As of December 31,
	2018		2017		2016		2015		2014
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦	1,111.3	￦	(907.3)	￦	(447.5)	￦	(96.3)	￦	(337.2)
Property and Equipment, Net		10,718.4		10,144.9		10,374.2		10,371.3		10,567.7
Total Assets		42,369.1		33,428.7		31,297.7		28,581.4		27,941.2
Non-current Liabilities(5)		13,172.3		8,290.4		8,737.1		7,950.8		7,272.7
Share Capital		44.6		44.6		44.6		44.6		44.6
Total Equity		22,349.3		18,029.2		16,116.4		15,374.1		15,248.3

	As of December 31,
	2018		2017		2016		2015		2014
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦	2,792.4	￦	2,715.9	￦	2,490.5	￦	2,478.8	￦	3,008.0
Research and Development Expense		387.7		395.3		344.8		315.8		390.9
Depreciation and Amortization Expense		3,126.1		3,097.5		2,941.9		2,845.3		2,714.7
Net Cash Provided by Operating Activities		4,332.6		3,855.8		4,243.2		3,778.1		3,677.4
Net Cash Used in Investing Activities		(4,047.7)		(3,070.6)		(2,462.2)		(2,880.5)		(3,683.2)
Net Cash Used in Financing Activities		(238.3)		(826.6)		(1,044.8)		(964.6)		(559.4)
Margins (% of Operating Revenue and Other Income):
Operating Margin(7)		4.9%		7.0%		7.6%		8.7%		9.3%
Net Margin(8)		18.5%		15.1%		9.7%		8.8%		10.4%

	As of or for the year ended December 31,
	2018	2017	2016	2015	2014
SELECTED OPERATING DATA
Population of Korea (in millions)(9)	51.8	51.8	51.7	51.5	51.3
Our Wireless Penetration(10)	59.6%	58.3%	57.2%	55.6%	55.1%
Number of Employees(11)	39,909	30,608	25,844	25,992	25,689
Our Wireless Subscribers (in thousands)(12)	30,882	30,195	29,595	28,626	28,279
Our LTE Subscribers (in thousands)(13)	24,796	22,865	21,078	18,980	16,737
Our LTE Penetration(14)	80.3%	75.7%	71.2%	66.3%	59.2%
Average Monthly Data Usage per Subscriber(15)	7.1 GB	6.0 GB	5.2 GB	3.9 GB	3.0 GB
Average Monthly Churn Rate(16)	1.2%	1.5%	1.5%	1.5%	2.0%
Cell Sites	54,203	52,132	54,986	55,085	50,158

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 were translated at the rate of Won 1,112.9 to US$1.00, Won 1,067.4 to US$1.00, Won 1,203.7 to US$1.00, Won 1,169.3 to US$1.00 and Won 1,090.9 to US$1.00, respectively, the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Operating revenue and other income and operating profit used in the calculation of these ratios exclude the operating revenue and other income and operating profit from discontinued operations.

(8)	Net margin represents profit for the year divided by operating revenue and other income.

(9)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(10)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(11)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(12)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2018, 2017, 2016, 2015 and 2014 include 3.5 million subscribers, 3.4 million subscribers, 3.2 million subscribers, 2.7 million subscribers and 2.1 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(13)	The number of LTE subscribers as of December 31, 2018, 2017 and 2016 include 0.6 million subscribers, 0.5 million subscribers and 0.3 million subscribers, respectively, of MVNOs that lease our LTE network.

(14)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(15)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(16)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as LTE, by terminating their service and opening a new subscriber account.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

The collective market share of our competitors amounts to approximately 52.8%, in terms of number of wireless subscribers, as of December 31, 2018. We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In addition, other companies may enter the wireless network services market. New entries into such market have historically required obtaining requisite licenses from the MSIT. However, pursuant to an amendment to the Telecommunications Business Act, which will become effective in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement, which may have the effect of encouraging new entries into the Korean wireless network services market in the future.

We believe the increase in market share of MVNOs and the entrance of new mobile network operators in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2018, our market share of the fixed-line telephone and VoIP service market was 16.0% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”) and SK Telink Co., Ltd. (“SK Telink”)) in terms of number of subscribers compared to KT with 57.7% and LG U+ with 17.4%. In addition, our broadband Internet access and Internet protocol TV (“IPTV”) services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. As of December 31, 2018, our market share of the broadband Internet market was 25.4% in terms of number of subscribers compared to KT with 41.0% and LG U+ with 18.9%. As of December 31, 2018, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 14.1% compared to KT with 23.3% and LG U+ with 11.9% and the collective market share of other pay TV providers with 50.7%.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major cable television service providers. In January 2019, LG U+ announced its plan to acquire a majority equity stake in CJ Hello Co., Ltd. (“CJ Hello”), which is one of the largest cable television and other fixed-line telecommunication services providers in Korea. In April 2019, SK Broadband entered into an agreement with Tbroad Co., Ltd., a leading cable television and other fixed-line telecommunication services provider in Korea with consolidated total assets of Won 1,192.3 billion and consolidated total revenue of Won 684.1 billion as of and for the year ended December 31, 2018, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd., (collectively, “Tbroad”), pursuant to which Tbroad will merge with and into SK Broadband. Upon the completion of such merger, which is expected to occur by early 2020, we expect to own approximately 74.4% of SK Broadband’s total outstanding shares. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”), another subsidiary of Tbroad Co., Ltd., for a purchase price of Won 10.4 billion. While the completion of each of these transactions is currently pending, successful completion of such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018, which has led to the speculation that KT, currently the dominant market player in both the IPTV and satellite TV markets, may further increase its market share by acquiring other players in the pay TV market. While the expiration of such regulation has prompted the submission of a number of bills in the National Assembly to extend its application, it is uncertain whether such bill will be passed. If such regulation is not extended, it may have a material adverse effect on our IPTV business.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2018, the monthly churn rate in our wireless telecommunications business ranged from 1.2% to 1.3%, with an average monthly churn rate of 1.2%, which decreased from 1.5% in 2017. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

With respect to the e-commerce business operated by Eleven Street Co., Ltd. (“Eleven Street”), 11st, our marketplace business, faces intense competition from various e-commerce providers, including online open marketplaces such as Gmarket, Auction and Interpark and online social commerce operators such as Coupang, Ticket Monster and Wemakeprice. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. The industry in which 11st competes is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to LTE and 5G technologies. Since first commencing our LTE services in July 2011 and LTE-A services, which use carrier aggregation technology that combines spectrum frequencies to improve data transmission speeds, in June 2013, we have developed and launched various upgraded LTE networks and services providing faster network speeds, enhanced connectivity and broader coverage areas. Additionally, in order to promote the growth of our IoT solutions business, we deployed new networks nationwide, namely our high-speed LTE-M network in March 2016, our low-cost Low-Power Wide-Area network based on LoRa technology (our “LoRa network”) in July 2016, as well as our “LTE Cat.M1” network in April 2018. We believe that these new networks will support the active development and provision of diverse IoT solutions at a lower cost. For a more detailed description of our backbone networks, including our 5G network, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.”

Our business could also be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the implementation of 5G technology. Following the commencement of the operation of our 5G network on a limited basis for business customers in December 2018 in a few major commercial districts in Seoul and other metropolitan areas, we launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones. We are in the process of expanding our 5G network coverage, beginning with the Seoul metropolitan area and other major cities. KT and LG U+ have also rolled out their respective 5G wireless service plans in April 2019. In addition, we plan to continue upgrading and enhancing our LTE network, which we expect will continue to be used broadly by our subscriber base during the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time. The more successful operation of an LTE or 5G network or development of improved LTE or 5G technology by a competitor, including better market acceptance of a competitor’s LTE or 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our LTE network or our other businesses.

In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. For example, as of January 2019, we discontinued our wireless broadband Internet access (“WiBro”) services, and we also plan to phase out CDMA services by the end of 2019. If we are unable to do so on a cost-effective basis, our results of operations could be adversely affected.

Implementation of new wireless technology and enhancement of existing wireless technology have required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2018, 2017 and 2016, we spent Won 1,735.6 billion, Won 1,597.0 billion and Won 1,508.0 billion, respectively, in capital expenditures to build and enhance our wireless networks. Our continued implementation of 5G services, which use a higher frequency spectrum than our LTE services, will require additional cell sites and other infrastructure, which may result in an increase in our capital expenditures in the future. We also plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for LTE and 5G services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — New Rate Regulations.” Such discounts have contributed to a decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” The Government may suggest other rate reductions in the future, and any further rate reductions we make in response to such suggestion may adversely affect our results of operations.

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

Frequency Allocation. The Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business.

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

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIT as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, under current Government regulations, we must obtain prior approval from the MSIT to raise our existing rates or introduce new rates. Multiple bills have been proposed to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, there is no assurance as to which of these bills, if any, will be passed. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.” The MSIT could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

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

As of December 31, 2018, we held a 20.1% equity interest in SK Hynix, which is listed on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”) and is one of the world’s largest memory-chip makers by revenue. As of December 31, 2018, the fair value of our holding in SK Hynix was Won 8,839.1 billion. We received dividend payments of Won 146.1 billion in 2018, Won 87.7 billion in 2017 and Won 73.1 billion in 2016 related to such shareholding.

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

Accordingly, declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.

We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions or joint ventures, and such transactions may negatively impact our business.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives, some of which may be significant in size. For example, in April 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we entered into an agreement with Content Alliance Platform Inc. (“Content Alliance Platform”), a joint venture among the three major terrestrial broadcasters in Korea that operates the mobile over-the-top (“OTT”) service POOQ, pursuant to which we will transfer our mobile OTT service “oksusu” business to Content Alliance Platform to pursue a combination of the two mobile OTT services and participate in a capital increase by Content Alliance Platform through a third-party allotment for a cash consideration of Won 90.0 billion. Furthermore, in April 2019, we signed an agreement to acquire a 34.6% interest in Incross Co., Ltd., a digital advertising company, for an aggregate purchase price of Won 53.5 billion, in light of potential synergies with our media and e-commerce businesses. Also in April 2019, SK Broadband entered into a merger agreement with Tbroad, a leading cable television and other fixed-line telecommunication services provider in Korea, to enhance our capabilities and increase our market share in the fixed-line business. The completion of each of these transactions is subject to regulatory approvals and other closing conditions.

In recent years, we acquired a 46.2% interest in SM Mobile Communications Co., Ltd. (“SM Mobile Communications”) for Won 12.1 billion in 2016, which was subsequently merged into our consolidated subsidiary Dreamus Company (formerly known as IRIVER LIMITED) (“Dreamus”), and we acquired Life Design Company Inc. (formerly known as S.M. Life Design Company Japan Inc.) (“Life Design”) for Won 30.0 billion in 2017, in light of potential synergies that may be achieved through the entertainment business. Furthermore, in order to strengthen our security business and explore potential synergies with our wireless and fixed-line business portfolio, we acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owns 100% of ADT CAPS Co., Ltd., a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (collectively, “ADT Caps”), for Won 696.7 billion in October 2018. We also acquired a 100% interest in SK Infosec Co., Ltd. (“SK Infosec”), Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Holdings Co., Ltd. (“SK Holdings”), our largest shareholder. In 2018, we also increased our interest in id Quantique SA (“id Quantique”), a leading provider of quantum cryptography solutions for data security based in Switzerland, from 4.6% as of December 31, 2017 to 65.6% as of December 31, 2018, through the acquisition of additional shares with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

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

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2018 was approximately 126.1%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional spectrum or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of spectrum available for use by the network. We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum for our 5G services. We also plan to use 800 MHz of bandwidth in the 28 GHz spectrum for our 5G services in the future.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has recently been a major factor for the high utilization of our bandwidth. This trend has been offset in part by the implementation of new technologies, such as our multi-band LTE-A services utilizing 4x4 multiple input multiple output (“MIMO”) technology and our five-band LTE-A technology, which enables more efficient usage of our bandwidth than was possible on our basic LTE network. However, if the current trend of increased data transmission use by our subscribers continues or accelerates, or if the volume of the multimedia content we offer through our wireless data services substantially grows, our bandwidth capacity requirements are likely to increase. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business. Furthermore, we may be required to pay a substantial amount to acquire additional bandwidth capacity in the future in order to meet increasing bandwidth demand and we may not be successful in acquiring the necessary bandwidth to meet such demand, which may adversely affect our financial condition and results of operations.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants with respect to SK Telecom’s debt instruments include, but are not limited to, a maximum net debt-to-EBITDA ratio of 3.50 and a minimum interest coverage ratio of 4.00, each as determined on a separate financial statement basis. The debt arrangements also contain negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

As a network-based wireless telecommunications provider, we have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks. We spent Won 2,792.4 billion for capital expenditures in 2018. We expect to spend a higher amount for capital expenditures in 2019 compared to 2018 for a range of projects, including investments to expand and further commercialize our newly implemented 5G network, investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course.

In particular, we continue to make significant capital investments to expand and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing popularity of smartphones and data intensive applications among smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than currently anticipated to expand the bandwidth capacity of our networks or our customers may have a suboptimal experience when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition, results of operation and cash flow. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”

As of December 31, 2018, we had Won 2,175.7 billion in contractual payment obligations due in 2019, which mostly involve repayment of debt obligations and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Our business involves the storage and transmission of large amounts of confidential information, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. For example, in July 2011, there was a leak of personal information of subscribers of websites operated by SK Communications Co., Ltd. (“SK Communications”), our consolidated subsidiary. Various lawsuits were filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. As of December 31, 2018, all twelve of such lawsuits were concluded, with eleven of them ending in final judgments in favor of SK Communications and one withdrawn by the plaintiffs.

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

Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the our common shares on the KRX KOSPI Market. These fluctuations also will affect:

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2018, SK Holdings owned 21,624,120 shares of our common stock, or 26.8%, of our issued shares. If SK Holdings were considered to be a foreign shareholder, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2018, which we believe was 41.8%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2018, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

Developments that could have an adverse impact on Korea’s economy include:

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, as well as uncertainties regarding a future Brexit, including the possibility of additional countries exiting from the European Union;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending;

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

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements or changes in existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	the occurrence of severe health epidemics in Korea and other parts of the world (such as the Middle East Respiratory Syndrome outbreak in Korea in 2015);

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018 and February 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

Under the Korean Foreign Exchange Transactions Act, if the Government deems that certain emergency circumstances, including a significant disruption in the international balance of payments and international financial markets or extreme difficulty in carrying out currency, exchange rate or other macroeconomic policies due to the movement of capital between Korea and other countries, are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Ministry of Economy and Finance (the “MOEF”) for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities or other transactions involving foreign exchange. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

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

As of December 31, 2018, SK Holdings owned 26.8% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 8,022,140 shares as of March 31, 2019, exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 3.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 30.9 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2018, representing a market share of 47.2%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our next-generation growth businesses in IoT solutions, media, e-commerce, security and other innovative products offered through our platform services, including AI solutions.

In February 2012, we acquired an equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of Won 3.4 trillion, and became its largest shareholder. As of December 31, 2018, we held a 20.1% equity interest in SK Hynix.

On March 31, 2019, we had a market capitalization of approximately Won 20.3 trillion (US$17.9 billion, as translated at the noon buying rate of March 31, 2019) or approximately 1.4% of the total market capitalization on the KRX KOSPI Market, making us the 11th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

We are a corporation with limited liability organized under the laws of Korea. We established our telecommunications business in March 1984 under the name Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi Telecom Co., Ltd. (“Shinsegi”), which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea and our telephone number is +82-2-6100-2114. Our website address is http://www.sktelecom.com.

The SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

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

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2018, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 31.6% and 21.2%, respectively (compared to our market share of 47.2%), each including MVNO subscribers leasing the respective networks. As of December 31, 2018, MVNOs had a combined market share of 12.2%, of which MVNOs leasing our networks represented 5.4%, MVNOs leasing KT’s networks represented 5.7% and MVNOs leasing LG U+’s networks represented 1.2%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 27.7 lines per 100 population as of December 31, 2018, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 126.1 subscribers per 100 population as of December 31, 2018. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(In thousands, except for per population amounts)
Population of Korea(1)	51,826	51,779	51,696	51,529	51,328
Wireless Subscribers	65,360	62,651	60,287	57,937	56,310
Wireless Subscribers per 100 Population	126.1	121.0	116.6	112.4	109.7
Telephone Lines in Service	14,334	15,039	15,746	16,341	16,939
Telephone Lines per 100 Population	27.7	29.0	30.5	31.7	33.0

(1)	Source: The Ministry of the Interior and Safety.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE technology providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2018, approximately 58.1 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 50.8 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	58,074	56,576	55,085	53,737	52,833
Number of Smartphones	50,765	48,660	46,418	43,668	40,560
Total Number of Wireless Subscribers	65,360	62,651	60,287	57,937	56,310
Penetration of Wireless Internet-Enabled Handsets	88.9%	90.3%	91.4%	92.8%	93.8%
Penetration of Smartphones	77.7%	77.7%	77.0%	75.4%	72.0%

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2005 to the end of 2018, the number of broadband Internet access subscribers increased from approximately 12.2 million to approximately 21.3 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	21,286	20,989	20,349	19,818	19,199
Number of IPTV Subscribers	16,599	15,381	11,850	10,991	9,670

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our next-generation growth businesses in IoT solutions, media, e-commerce, security and other innovative products offered through our platform services, including AI solutions. Our operations are reported in four segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services;

•

fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and mobile OTT services) and business communications services;

•	e-commerce services, which include our open marketplace platform, 11st, and related ancillary services; and

•	other businesses, which include our portal service, marketing platform business, physical and information security business and certain other miscellaneous businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses in IoT solutions, media and e-commerce and other innovative products offered through our platform services. We plan to further utilize our big data analysis capabilities to create products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer.

Our corporate vision is to “Create Customer’s Pride” and provide enhanced customer value through integrated products and services that better meet our customers’ needs. To take advantage of these industry trends and further realize our corporate vision and become a leader in information and communication technologies (“ICT”), we have undertaken the following strategic initiatives.

•

Maintain our leadership in the wireless services business by offering customer-oriented products and services. We plan to maintain our leadership in the wireless services business by accurately analyzing the needs of our subscribers and providing products and services that meet such needs. We plan to strengthen our customer relationships by engaging our subscribers to integrate our service offerings in various aspects of their daily lives such as “T map,” our interactive navigation service which we provide to all users free of charge, and “oksusu,” our mobile OTT service with a wide range of unique media offerings. We also provide bundled subscriptions to our wireless and fixed-line service offerings, and we believe such bundled subscriptions contribute to increased customer retention and acquisition of new subscribers for both our wireless and fixed-line services due to convenience. In addition, we believe our “T Membership” program, our membership service, also contributes to our subscriber retention with the breadth of membership benefits we provide through our membership partners.

•

Develop our next-generation growth businesses. We aim to develop our next-generation growth businesses in IoT solutions, media, e-commerce, security and other innovative products offered through our platform services, including AI solutions, which we believe complement and create synergies with our wireless and fixed-line services and through which we can generate new sources of revenue growth. We believe these services will enable us to increase the retention of our wireless subscribers as well as attract new customers.

•

Develop our technological capabilities and new products and services to support our 5G network. We aim to continue developing cutting-edge technologies that will be adopted as the technological standard for 5G services. In addition, we will seek to apply our 5G infrastructure and capabilities to our various other key businesses such as media, e-commerce and security to create unique new products and services geared to serve evolving customer needs. Furthermore, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our 5G network.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 30.9 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2018, representing a market share of 47.2%, the largest market share among Korean wireless telecommunications service providers. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Network
LTE	24,796	22,865	21,078	18,980	16,737
WCDMA	5,174	5,842	6,491	7,008	8,020
CDMA(1)	912	1,488	2,026	2,638	3,521

Total	30,882	30,195	29,595	28,626	28,279

(1)	In February 2019, we announced our plan to phase out services using our CDMA wireless network by the end of 2019.

Following the commencement of the operation of our 5G network on a limited basis for business customers in December 2018, we launched wireless services using the 5G network in April 2019, and we plan to continue expanding our 5G network coverage and enhancing service quality.

In 2018, 2017 and 2016, our cellular services segment revenue was Won 12,378.9 billion, Won 13,262.1 billion and Won 13,004.9 billion, respectively, representing 73.3%, 75.7% and 76.1%, respectively, of our consolidated revenue.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2018, approximately 24.0 million, or 77.6%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 23.0 million subscribers, or 76.1%, as of December 31, 2017. We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics.

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

IoT Solutions

Through our IoT solutions business, we provide network access and enhanced services to support telemetry-type applications, which are characterized by machine-to-machine (“M2M”) wireless connections, to business customers, and a home monitoring service platform for residential customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our LoRa network in July 2016. In April 2018, we increased the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology and further enhanced our competitiveness in this business.

We provide network access and customized IoT solutions to our business customers. Our M2M services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2018, Cloud EMS had approximately 200 customers, mostly from energy-intensive industries such as the petrochemical and cement industries. With the launch of our 5G network in December 2018, we are focusing on developing IoT solutions for business customers that can leverage our 5G technology, such as smart factory, smart broadcasting and smart office solutions. In furtherance of such efforts, the Government and a number of private companies in the ICT sector, including us, formed a 5G Smart Factory Alliance in December 2018 in order to standardize and test the interoperability of technologies related to smart factory solutions based on our 5G network. In December 2018, we also launched our 5G-AI Machine Vision solution, which utilizes cameras to monitor the customer’s manufacturing process and transmits images or videos to a cloud server through our 5G network to instantaneously detect manufacturing defects using AI technology.

We also provide “Smart Home,” a mobile application-based home monitoring service for residential customers. Smart Home is a paid subscription service available not only to our wireless and fixed-line service subscribers but also to subscribers of our competitors’ wireless and fixed-line services. Through partnerships with more than 50 construction companies, we provided built-in Smart Home services to more than 58,000 homes as of December 31, 2018. Through Smart Home, users can control and monitor their home environment from their mobile devices and enhance the safety and convenience of their daily lives.

Platform Services

Through our platform services business, we seek to provide innovative products and services that meet our customers’ evolving needs in an increasingly connected world. For example, we provide location-based services such as T map, which we provide to our and our competitors’ wireless subscribers free of charge. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2018, there were approximately 11.3 million monthly average users of our T map service. In September 2017, we also integrated NUGU, described in more detail below, into our T map service enabling users to use voice commands to operate their mobile devices while driving. In May 2018, we added calling and text messaging functions to the NUGU capabilities available on T map to enhance the convenience and safety of T map users. T map also offers a taxi-hailing service called “T map Taxi.” In January 2019, we signed an agreement with Grab, the leading ride-hailing service provider in Southeast Asia, to establish a joint venture called Grab Geo Holdings. Through this joint venture, we plan to launch a navigation service for Grab drivers based on T map’s key technologies, including big data analysis algorithms and ultra-precise GPS solutions.

We also offer AI solutions through our platform services business. For example, in September 2016, we launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU currently offers a wide range of services including music streaming, connectivity with “Smart Home” and other IoT solutions for the home, food deliveries, and informational and other personal assistance services, and we plan to continually enhance its functionalities through software updates. Through cloud-based deep-learning technology, NUGU is designed to evolve on its own as it collects more data about its users over time. We have integrated NUGU into our T map service as discussed above as well as our B tv service as further discussed in “— Fixed-line Telecommunication Services — Advanced Media Platform (including IPTV and Mobile OTT Services).” In July 2018, we launched “NUGU candle,” an AI light that offers NUGU-based services and changes its color and brightness based on the user’s needs and preferences. In October 2018, we launched “NUGU developers,” a platform on which third-party developers can create and launch new services based on NUGU technology. We continue to explore ways in which we can leverage our NUGU technology to enhance our existing products and services.

We also provide a “T phone” service, which offers our customers a number of convenient call functions, such as a spam-call blocking function and a search function that informs customers of the phone numbers of shops, hospitals and other facilities closest to the customer’s current location.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 93.1% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2018. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. As of December 31, 2018, approximately 17 million subscribers have subscribed to our “T” plans or “Band Data” plans, which are our representative smartphone rate plans featuring unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month that range from Won 33,000 to Won 100,000 per month and from Won 32,890 to Won 110,000 per month, respectively. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month. In April 2019, we introduced our rate plans for our 5G services featuring unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month that range from Won 55,000 to Won 125,000 per month.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0” plans for smartphone users who are 24 years old or younger featuring greater data allowance and premium benefits tailored for younger demographics, our “Cookiz-mini” plan for children who are 12 years old or younger, our “T Global” rate plans for foreigners featuring unlimited domestic voice minutes and text messaging, a fixed allowance of international voice minutes and data transmission per month and our “Weekend Ting” rate plans for teenagers featuring more data transmission allowance on weekends. We also provide “T Signature” rate plans for customers seeking unlimited wireless data usage for fixed rates and a multitude of other premium benefits such as mobile device insurance coverage and mobile device upgrades.

For our T Pocket-Fi device, we provide a fixed monthly data transmission allowance of 10 GB for Won 16,500 per month and 20 GB for Won 24,750 per month. With respect to the wearable devices that we offer, we offer targeted rate plans for smart watches that range from Won 11,000 to Won 12,100 per month, and the “Cookiz” rate plans for our T kids’ phone-Joon devices that range from Won 8,800 to Won 19,800 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds made possible by LTE technology. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,900 per month. For certain rate plan subscribers, we also offer a daily allowance of 1 GB of oksusu access and a monthly allowance of 8,000 points to purchase media content on oksusu through our “oksusu Safe” plan for Won 5,500 or Won 8,800 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,800 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance. We believe that our data add-on rate plan offerings have contributed to the increase in data usage to 7.1 GB of average monthly data usage per LTE subscriber as of December 31, 2018 from 6.0 GB as of December 31, 2017.

Roaming Plans.    We offer roaming services in more than 200 countries. We provide an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges) and data transmission at a rate of Won 563 per MB with a daily data transmission charge ceiling of Won 5,000. We also provide fixed-rate international roaming plans such as our “baro OnePass” plans, which provide data roaming services at different speeds depending on usage amount for Won 9,900 to Won 16,500 per day and are available in more than 160 countries, depending on the specific plan chosen, and our “baro” plans, which provide fixed data transmission allowances that can be used over a specified number of days in 98 countries in Asia, the Americas, Europe and Oceania, ranging from Won 29,000 to Won 59,000. With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection” below.

Digital Wireless Network

We offer wireless voice and data transmission services throughout Korea using digital wireless networks, primarily consisting of our 5G network, LTE network, WCDMA network, CDMA network, Wi-Fi network and LoRa network. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers. For more information about our capital expenditures relating to our wireless networks, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”

5G Network.    We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of expanding our 5G network coverage, beginning with the Seoul metropolitan area and other major cities. Our 5G services provide a maximum data transmission speed of 2.7 Gbps.

LTE Network.    LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our CDMA and WCDMA networks. Since first commencing our LTE services in July 2011 and LTE-A services, which use carrier aggregation technology that combines spectrum frequencies to improve data transmission speeds, in June 2013, we have developed and launched various upgraded LTE networks and services providing faster network speeds, enhanced connectivity and broader coverage areas. In February 2018, we launched four-band LTE-A services utilizing 4x4 MIMO technology providing for data transmission speeds of up to 1 Gbps, and in March 2019, we commenced five-band LTE-A services using 4x4 MIMO technology that provide data transmission speeds of up to 1.2 Gbps. With these developments in LTE technology, our LTE penetration increased to 80.3% as of December 31, 2018 compared to 49.3% as of December 31, 2013. We expect that wireless services based on LTE technology will continue to be used broadly by our users in the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time, and plan to continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. For M2M connections relating to our IoT solutions, we launched our LTE-M services at speeds of up to 10 Mbps in March 2016, as well as our LTE Cat.M1 services at speeds of up to 0.03 Mbps in April 2018. Our continued upgrades to our LTE technology enables even faster data transmission speeds, as shown below.

Wireless network technology	Date of commencement of services	Maximum data transmission speed
LTE	July 2011	75 Mbps
LTE-A	June 2013	150 Mbps
Wideband LTE-A	June 2014	225 Mbps
Tri-band LTE-A	December 2014	300 Mbps
Five-band LTE-A	June 2017	700 Mbps
Tri-band LTE-A with 4x4 MIMO	June 2017	900 Mbps
Four-band LTE-A with 4x4 MIMO	February 2018	1 Gbps
Five-band LTE-A with 4x4 MIMO	March 2019	1.2 Gbps

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2018, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 195.5 Mbps compared to 144.5 Mbps for KT’s LTE network and 112.0 Mbps for LG U+’s LTE network.

The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

CDMA and WCDMA Networks.    CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize CDMA cellular service. In February 2019, we announced our plan to phase out CDMA services by the end of 2019.

WCDMA technology enables us to offer significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services than is possible through our CDMA network. Since first commencing our WCDMA services in Seoul in 2003, we have expanded our WCDMA network nationwide and implemented various technologies to improve data transmission speeds within our WCDMA network.

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2018, we had more than 130,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

As of December 31, 2018, our 5G, LTE, WCDMA, CDMA and WiBro networks had an aggregate of 54,203 cell sites.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,500 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions and platform services. As of December 31, 2018, we operated more than 440 T Premium Stores.

In addition, we operate an online distribution channel, “T World Direct,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We also operate a dedicated online shop on 11st, our e-commerce marketplace. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T World Direct can opt to pick up their devices at one of our offline stores.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first four years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2018, we had an aggregate of Won 61.8 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. Network O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for 22 years, 21 years and 19 years, respectively.

Fixed-line Telecommunication Services

We offer fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and mobile OTT services) and business communications services through our fixed-line telecommunication services segment. Our fixed-line telecommunications services are provided by our subsidiaries, SK Broadband and SK Telink. The following table sets forth historical information about our subscriber base for our fixed-line telecommunication services for the periods indicated:

	As of December 31,
	2018	2017	2016
Fixed-Line Telephone (including VoIP)(1)	4,132,265	4,322,767	4,494,766
Broadband Internet	5,404,866	5,232,648	5,000,871
IPTV(2)	4,729,238	4,370,416	3,967,603

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2018, 2017 and 2016, our fixed-line telecommunication services segment revenue was Won 2,932.6 billion, Won 2,724.2 billion and Won 2,651.2 billion, respectively, representing 17.4%, 15.5% and 15.5%, respectively, of our consolidated revenue.

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, in April 2019, we entered into an agreement with Tbroad, a leading cable television and other fixed-line telecommunication services provider in Korea, pursuant to which Tbroad will merge with and into SK Broadband. The completion of such transaction is subject to regulatory approvals and other closing conditions. Upon the completion of the merger, which is expected to occur by early 2020, we expect to own approximately 74.4% of SK Broadband’s total outstanding shares. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon.

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2018, we had approximately 4.1 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 85% of households in Korea as of December 31, 2018. As of December 31, 2018, we had approximately 5.4 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, including “Giga Internet,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps.

Advanced Media Platform (including IPTV and Mobile OTT Services)

As part of our initiative to be the leading next-generation platform provider, we aim to provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to our standard 56 live high definition channels and to as many as 236 channels depending on the subscription service, as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2018, we had approximately 4.7 million IPTV subscribers. In January 2018, we launched B tv NUGU, which is an all-in-one set top box that incorporates NUGU voice recognition technology and can search for and play media content as well as connect to our Smart Home service through voice commands.

In January 2016, we launched “oksusu,” a mobile OTT service that provides subscribers access to a wide variety of media contents, including various television programs, movies and other video contents that can be downloaded to wireless devices. Oksusu subscribers have access to more than 100 live TV channels, a wide range of sports contents and popular U.S. and other foreign TV shows, among other contents. We are also collaborating with media content developers to provide original media content for our oksusu service. As of December 31, 2018, we had approximately 9.7 million subscribers to oksusu.

In April 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we entered into an agreement with Content Alliance Platform, a joint venture among the three major terrestrial broadcasters in Korea that operates the mobile OTT service POOQ, pursuant to which we will transfer our oksusu business to Content Alliance Platform to pursue a combination of the two mobile OTT services and participate in a capital increase by Content Alliance Platform through a third-party allotment for a cash consideration of Won 90.0 billion.

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

T-commerce

We also operate an interactive television shopping (“T-commerce”) network, “SK stoa,” through our consolidated subsidiary SK stoa Co., Ltd. (“SK Stoa”), which offers a broad assortment of goods and services through pre-recorded television programming. The goods and services promoted on SK stoa’s T-commerce programming can be purchased through telephone orders or mobile application or directly through a virtual application appearing on the television screen using the viewer’s remote controller. In March 2019, SK Stoa launched “SK stoa ON,” which offers searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand capabilities. In April 2019, SK Stoa became a direct subsidiary of SK Telecom upon the transfer of SK Broadband’s 100% equity interest in SK Stoa to SK Telecom.

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 87% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV services range from Won 22,000 to Won 73,700 per month.

Our “Unlimited Home Phone” plan for subscribers to our fixed-line telephone service features unlimited domestic land-to-land voice minutes for a fixed rate and range from Won 7,700 to Won 11,550 per month depending on whether or not the subscriber opts for a contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 33,000 to Won 104,500 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV service that range from Won 6,600 to Won 30,800 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

With respect to our business communications services, we offer rates that are tailored to the specific needs of our business customers. We also charge certain installation fees and equipment rental fees as well as other ancillary fees with respect to certain of our fixed-line telecommunications services.

Marketing, Distribution and Customer Service

We focus on bringing our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and mobile OTT services) to residential users, and various business communications services to corporate users. We market our fixed-line telecommunications products and services under the “B” brand. Our “B” brand signifies the centrality of “Broadband” to our business and also seeks to emphasize our commitment to providing the “Best” quality products and services to our customers that go “Beyond” expectations, leading to a “Bravo” response. Our “B” brand also strengthens our shared identity with our wireless service’s “T” brand.

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 70 customer centers and a network of more than 160 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and mobile OTT services), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

E-Commerce Services

Our e-commerce services segment consists primarily of “11st,” our online marketplace business operated by Eleven Street, which was spun-off as our new consolidated subsidiary from SK Planet in September 2018. In connection with such spin-off, Eleven Street received a Won 500 billion equity investment in the form of redeemable convertible preferred shares from a group of financial investors led by H&Q Korea Partners, LLC, pursuant to which such financial investors held an 18.2% equity interest in Eleven Street as of December 31, 2018.

In 2018, 2017 and 2016, our e-commerce services segment revenue was Won 618.1 billion, Won 647.1 billion and Won 546.2 billion, respectively, representing 3.7%, 3.7% and 3.2%, respectively, of our consolidated revenue. Following the spin-off of Eleven Street from SK Planet, the marketing platform business operations of SK Planet, which were previously part of our e-commerce services segment in 2017 and 2016, were reclassified as part of our other businesses segment for 2018. See “— Other Businesses — Miscellaneous Businesses — Marketing Platform Business” below.

11st is an online open marketplace that offers a wide range of products through an online and mobile platform. Individual consumers can buy a vast array of products such as clothes and accessories, beauty products, groceries, baby products, books, office supplies, furniture, home goods, outdoor and sporting goods, appliances, electronics, travel packages, entertainment tickets and local deals for restaurants and other services from small- to large-sized retailers that operate “mini malls” on the 11st platform. Eleven Street also operates 11Pay, a convenient and secure payment service through which users can register their credit card to simplify payments for online and mobile purchases, including through 11st.

As of December 31, 2018, 11st was the leading commerce platform in terms of unique visitors, both on the basis of mobile version only and the combined basis of mobile and desktop versions, according to Nielsen Koreanclick. The mobile version of 11st is continuing to grow with an increase in the percentage of annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds, derived from the mobile platform to 65% in 2018 from 61% in 2017 and 52% in 2016. We intend to continue our efforts to increase usage of the mobile version of 11st, enhance the convenience of our 11st mobile and web user interface and create synergies with our other products and services.

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, such as our portal service and other miscellaneous businesses, which we include in our other businesses segment. In 2018, 2017 and 2016, our other businesses segment revenue was Won 944.4 billion, Won 886.6 billion and Won 889.5 billion, respectively, representing 5.6%, 5.1% and 5.2%, respectively, of our consolidated revenue.

Portal Service

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

Miscellaneous Businesses

Marketing Platform Business.    We provide marketing platform services through SK Planet, which include the following:

•

Syrup Wallet, a mobile wallet service that is the successor to our Smart Wallet service, allows users to conveniently manage membership card points and payment methods such as coupons, credit cards and gift vouchers on their mobile devices for both online and offline purchases and provides shopping information to users in certain shopping areas using advanced location-based technology; and

•	OK Cashbag, a loyalty points program which allows members to collect and redeem loyalty points at its partnering merchants and offers differentiated marketing services to such partnering merchants.

Security.    Our security business consists primarily of our physical security services provided by ADT Caps and our information security services provided by SK Infosec. We acquired ADT Caps in October 2018 by acquiring a 55.0% interest in LSH, which owns 100% of ADT Caps, for Won 696.7 billion. In December 2018, we merged NSOK Co., Ltd. (“NSOK”), which was our consolidated subsidiary and a provider of residential and small business electronic security and other related alarm monitoring services, with and into ADT CAPS Co., Ltd.

ADT Caps offers its flagship unmanned monitoring and dispatch service called the “Central Monitoring Service,” as well as access control, video surveillance and other integrated security services. Following our acquisition of ADT Caps, we have explored and continue to explore synergies between our security business and other key business segments. For example, we launched “T Safe Security,” a video surveillance and security guard dispatch service offered through the distribution channels for our wireless services, in October 2018. In addition, we also introduced our bundle-based discounted rate plans “T&Caps” in November 2018 and “B&Caps” in January 2019, which bundle our wireless service and broadband Internet service, respectively, with ADT Caps’ security service.

We also offer information security solutions through our subsidiary SK Infosec. We acquired SK Infosec from SK Holdings, our largest shareholder, in a share exchange transaction in December 2018, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Holdings in exchange for all of the issued and outstanding common shares of SK Infosec. SK Infosec provides information security consulting services, managed security services as well as cyber threat intelligence solutions.

Furthermore, in order to strengthen our data security capabilities in light of expected increases in data transmission by wireless service subscribers and users of our IoT solutions through our 5G network, we increased our equity interest in id Quantique, a leading provider of quantum cryptography solutions for data security based in Switzerland, to 65.6% during 2018.

Others.    We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Dreamus. In 2016, two of Dreamus’ audio devices were selected as CES Innovation Awards Honorees in the Portable Media Player and Accessories category and High Performance Home Audio/Video category, respectively, and in 2017, an Dreamus audio device was selected as an CES Innovation Awards Honoree in the Accessories category. In 2017 and 2018, we acquired additional equity interests in Dreamus for Won 25.0 billion and Won 65.0 billion, respectively, and as of December 31, 2018, we had a 52.6% equity interest in Dreamus.

In December 2018, we launched a new personalized music platform called “FLO,” which provides customized music recommendations and user interfaces by analyzing individual user preferences with our AI technology.

We also operate a mobile application marketplace, “One Store” in collaboration with KT, LG U+ and NAVER Corporation. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea. As of December 31, 2018, we held a 65.5% interest in One Store.

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

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 9.99 per minute, Won 10.86 per minute and Won 11.98 per minute for 2018, 2017 and 2016, respectively.

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

The interconnection rates paid by fixed-line network service providers to each wireless network service provider are set out below. Beginning in 2017, a single interconnection rate applies to all wireless telecommunications service providers, which has eliminated the cost benefit that KT and LG U+ had historically derived from the higher interconnection rates they had received.

	Rate per Minute (in Won)
Applicable Year	SK Telecom		KT		LG U+
2016	￦	17.03	￦	17.14	￦	17.17
2017		14.56		14.56		14.56
2018		13.07		13.07		13.07

Wireless-to-Wireless.     Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 498.5 billion in 2018, Won 505.1 billion in 2017 and Won 540.3 billion in 2016. Our expenses from these charges were Won 494.2 billion in 2018, Won 512.2 billion in 2017 and Won 548.1 billion in 2016. The charges above were agreed among the parties involved and confirmed by the KCC.

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

To complement the services we provide to our subscribers in Korea, we offer international voice and data roaming services. We charge our subscribers usage fees for global roaming service and, in turn, pay foreign wireless network operators fees for the corresponding usage of their network. For a more detailed discussion of our global roaming services, see “— Wireless Services” above.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2018, for the following markets.

	Market Share (%)
	SK Telecom	KT	LG U+	Others
Wireless Service(1)	47.2%	31.6%	21.2%	—%
LTE Service(1)	45.0	30.8	24.2	—
Fixed-Line Telephone (including VoIP)	16.0	57.7	17.4	8.9
Broadband Internet	25.4	41.0	18.9	14.7
IPTV(2)	14.1	23.3	11.9	50.7

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

Cellular Services

As of December 31, 2018, we had 30.9 million subscribers, representing a market share of approximately 47.2%, including MVNO subscribers leasing our networks. As of December 31, 2018, KT and LG U+ had 20.6 million and 13.8 million subscribers, respectively, representing approximately 31.6% and 21.2%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2018, we had 24.8 million LTE subscribers and KT and LG U+ had 17.0 million and 13.4 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2018, we had 5.2 million activations and 4.5 million deactivations. For 2018, our monthly churn rate ranged from 1.2% to 1.3%, with an average monthly churn rate of 1.2% for 2018, which decreased from 1.5% for 2017. In 2018, we gained 38.3% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 33.3% and LG U+ with 28.4%.

We also compete for subscriber activations with MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. To date, thirteen MVNOs have commenced providing wireless telecommunications services using the networks leased from us. As of December 31, 2018, MVNOs had a combined market share of 12.2%, of which MVNOs leasing our networks represented 5.4%, MVNOs leasing KT’s networks represented 5.7% and MVNOs leasing LG U+’s networks represented 1.2%.

In addition, other companies may enter the wireless network services market. New entries in such market have historically required obtaining requisite licenses from the MSIT. However, pursuant to an amendment to the Telecommunications Business Act, which will become effective in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement, which may have the effect of encouraging new entries into the Korean wireless network services market in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our results of operations and financial condition.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with our marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 23.9% in 2016, 25.0% in 2017 and 24.5% in 2018. We attribute such stabilization to the maturity of the LTE market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria and from providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. However, the prohibition from providing handset subsidies exceeding the amount set by the KCC expired in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2018, our market share of the fixed-line telephone and VoIP service market was 16.0% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 57.7% and LG U+ with 17.4%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 80% of households in Korea as of December 31, 2018. As of December 31, 2018, our market share of the broadband Internet market was 25.4% in terms of number of subscribers compared to KT with 41.0% and LG U+ with 18.9%.

Our IPTV service competes with other providers of such pay TV services, including KT, LG U+ and cable companies. As of December 31, 2018, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 14.1% compared to KT with 23.3% and LG U+ with 11.9% and the collective market share of other pay TV providers of 50.7%. With respect to our mobile OTT business, we face competition from similar services provided by KT and LG U+. We also face increasing competition from global media streaming service providers such as Amazon Video and Netflix, which launched its services in Korea in January 2016.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major cable television service providers. In January 2019, LG U+ announced its plan to acquire a majority equity stake in CJ Hello, which is one of the largest cable television and other fixed-line telecommunication services providers in Korea. In April 2019, SK Broadband entered into an agreement with Tbroad, a leading cable television and other fixed-line telecommunication services provider in Korea with consolidated total assets of Won 1,192.3 billion and consolidated total revenue of Won 684.1 billion as of and for the year ended December 31, 2018, pursuant to which Tbroad will merge with and into SK Broadband. Upon the completion of such merger, which is expected to occur by early 2020, we expect to own approximately 74.4% of SK Broadband’s equity interest. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon for a purchase price of Won 10.4 billion. While the completion of each of these transactions is currently pending, successful completion of such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018, which has led to the speculation that KT, currently the dominant market player in both the IPTV and satellite TV markets, may further increase its market share by acquiring other players in the pay TV market. While the expiration of such regulation has prompted the submission of a number of bills in the National Assembly to extend its application, it is uncertain whether such bill will be passed.

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

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

SK Hynix

As of December 31, 2018, we held a 20.1% equity interest in SK Hynix, one of the world’s largest memory-chip makers by revenue. SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China.

As of December 31, 2018, the fair value of our holding in SK Hynix was Won 8,839.1 billion. We received dividend payments of Won 146.1 billion in 2018, Won 87.7 billion in 2017 and Won 73.1 billion in 2016 related to such shareholding. In 2018, 2017 and 2016, SK Hynix and its subsidiaries, on a consolidated basis, reported revenues of Won 40,445.1 billion, Won 30,109.4 billion and Won 17,198.0 billion, respectively, profit before income tax of Won 21,341.0 billion, Won 13,439.6 billion and Won 3,216.5 billion, respectively, and profit for the year of Won 15,540.0 billion, Won 10,642.2 billion and Won 2,960.5 billion, respectively. The increase in SK Hynix’s revenues in 2018 was primarily due to the continued increases in the demand for and average selling prices of DRAM and NAND flash products. As of December 31, 2018, 2017 and 2016, SK Hynix and its subsidiaries, on a consolidated basis, reported total assets of Won 63,658.3 billion, Won 45,418.5 billion and Won 32,216.0 billion, respectively, and total equity of Won 46,852.3 billion, Won 33,820.9 billion and Won 24,023.5 billion, respectively. For a more detailed discussion of the risks relating to our shareholding in SK Hynix, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.”

KEB HanaCard

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEB HanaCard Co., Ltd. (“KEB HanaCard”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. As of December 31, 2018, we held 15.0% of the total outstanding shares of KEB HanaCard. KEB HanaCard offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

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

Telecommunications service providers are currently classified into three categories: network service providers, value-added service providers, and specific service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we are currently required to obtain a license from the MSIT for the services we provide. However, an amendment to the Telecommunications Business Act, pursuant to which companies meeting certain regulatory criteria may become a network service provider without a separate license requirement and the category of “specific service providers” will be merged into the category of “network service providers,” will become effective in June 2019. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA and WiBro technologies, fourth generation wireless telecommunications services using LTE technology and fifth generation wireless telecommunication services using 5G technology.

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

Rate Regulation

Network service providers whose sales proceeds exceed the amount prescribed by law must report to the MSIT the rates and contractual terms for each type of service they provide. However, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we must obtain prior approval of the MSIT on our rates and terms of service; provided, however, that such pre-approval of the MSIT is not required, if we are planning to reduce the rates for any type of services that we provide under the MSIT-approved contractual terms. The MSIT’s policy is to approve rates if they are appropriate, fair and reasonable (that is, if the rates have been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services are provided and the influence on fair competition, among others). The MSIT may order changes in the submitted rates if it deems the rates to be significantly unreasonable or against public policy. Multiple bills have been proposed to the National Assembly to change the approval requirement to a simple reporting requirement, which is the requirement for our competitors. However, there is no assurance as to which of these bills, if any, will be passed.

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

In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. We cannot provide assurance that we will not provide other rate discounts in the future to comply with the Government’s public policy guidelines or suggestions.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2018, 2017 and 2016, the fee amounted to Won 151.7 billion, Won 150.3 billion and Won 186.8 billion, respectively.

We currently use 10 MHz of bandwidth in the 800 MHz spectrum for our CDMA services, 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum for our 5G services. We also plan to use 800 MHz of bandwidth in the 28 GHz spectrum for our 5G services in the future. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 16 of the notes to our consolidated financial statements.

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We paid such contributions amounting to Won 16.7 billion, Won 13.6 billion and Won 21.1 billion in 2018, 2017 and 2016, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2018, SK Holdings owned 21,624,120 shares of our common stock, or 26.8% of our issued shares. As of December 31, 2018, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein. If such foreign shareholders increase their shareholdings in SK Holdings to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2018 (which we believe was 41.8%), would reach 68.6%, exceeding the 49.0% ceiling on foreign shareholding.

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

Additionally, the Telecommunications Business Act also authorizes the MSIT to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to one year or a penalty of Won 50 million. See “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

We are required under the Foreign Exchange Transaction Act to file a report with a designated foreign exchange bank or with the MOEF, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million in the aggregate within one year from the filing of a report with a designated foreign exchange bank require the filing of a report with the MOEF.

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

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. Our patents are mainly related to LTE and 5G technology and wireless Internet applications. We have also acquired a number of patents related to WCDMA and CDMA technologies. There are no licensed patents that are material to our business.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2018, SK Group members owned in aggregate 26.8% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2018:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	616,845
	Central Research and Development Center	482,719
	Others(1)	1,398,140
Busan	Regional Headquarters	363,422
	Others(1)	509,510
Daegu	Regional Headquarters	20,978
	Others(1)	450,777
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	743,589
Chungcheong Province	Regional Headquarters	565,643
	Others(1)	734,684

(1)	Includes cell sites.

Our registered office and corporate headquarters, of which we have full ownership, are located at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea, which occupy a total land area of approximately 64,515 square feet. In addition, we own or lease various locations for cell sites and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our cell sites. See “Item 4.B. Business Overview — Cellular Services — Network Infrastructure.”

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

Overview

Our operations are reported in four segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and mobile OTT services) and business communications services, (3) e-commerce services, which include our open marketplace platform, 11st, and related ancillary services, and (4) other businesses, which include our portal service, marketing platform business, physical and information security businesses and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services, including AI solutions, as well as other miscellaneous cellular services.

In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including IPTV and mobile OTT services) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers. In addition, we derive revenue from international calling services and our business communications services through customized fee arrangements with our business customers.

In our e-commerce services segment, we derive revenue from our subsidiary Eleven Street, which was spun-off as our new consolidated subsidiary from SK Planet in September 2018. Eleven Street generates revenue principally through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent to the “mini malls” on 11st, its online open marketplace platform, as well as advertising revenue and other commerce solutions from 11st. Following the spin-off of Eleven Street from SK Planet, the remaining marketing platform business operations of SK Planet, which were previously part of our e-commerce services segment in the years ended December 31, 2017 and 2016, were reclassified as part of our other businesses segment for the year ended December 31, 2018. As a result, the breakdown of our results of operations by operating segment for the years ended December 31, 2017 and 2016 in our consolidated audited financial statements have been recast to retroactively apply such change in segmentation.

In our others segment, we earn revenue from our “Nate” portal service operated by our subsidiary, SK Communications, and miscellaneous other businesses, including the marketing platform business of SK Planet, our physical and information security businesses through ADT Caps (which we acquired in October 2018 and subsequently merged with our former subsidiary NSOK) and SK Infosec (which we acquired in December 2018) and certain other businesses.

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our e-commerce service revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st and the number of merchants that utilize 11st to advertise and promote their products and services and the extent of such advertisement and promotion.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

New Rate Regulations.    Under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively.

In 2018, the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA increased due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 25%. In the fourth quarter of 2018, approximately 44% of our new subscribers elected to receive discounted rates in lieu of handset subsidies compared to 40% in the previous quarter. As of December 31, 2018, approximately 85% of our subscribers who elected to receive these discounted rates are receiving the increased 25% rate discount. These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount. On the other hand, this has also led to a reduction of our marketing expenses as the number of subscribers who have elected to receive handset subsidies has declined, and has contributed to maintaining a stable churn rate.

With respect to handset subsidies, in October 2014, the Government started limiting the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers under the MDDIA. The prohibition from providing handset subsidies exceeding the amount set by the KCC (which was Won 330,000 from April 2015 to September 2017) expired in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. Although the expiration of this provision may lead to increased handset subsidies provided to subscribers among us and our competitors, we do not believe the impact to have been significant to date, as a greater number of subscribers have elected to receive discounted rates in lieu of such subsidies due to the increase in the applicable discount rate to 25% in September 2017. Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2018 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Decrease in Monthly Revenue per Subscriber.    We measure monthly average revenue per subscriber using two metrics: average monthly revenue per subscriber excluding MVNO subscribers leasing our networks (“ARPU”) and average monthly revenue per subscriber including such MVNO subscribers (“ARPU including MVNO”). ARPU is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (excluding revenue derived from MVNO subscribers leasing our networks) by the monthly average number of subscribers (excluding the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period. ARPU including MVNO is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (including revenue derived from MVNO subscribers) by the monthly average number of subscribers (including the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period.

Our ARPU decreased by 7.6% to Won 32,243 in 2018 from Won 34,901 in 2017, which represented a decrease of 1.3% from Won 35,360 in 2016. Our ARPU including MVNO decreased by 8.2% to Won 28,615 in 2018 from Won 31,171 in 2017, which represented a decrease of 2.4% from Won 31,933 in 2016. The decreases in ARPU and ARPU including MVNO in 2018 and 2017 were primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies, as well as the increase in such discount rate from 20% to 25% starting in September 2017, offset in part by an increase in subscribers that subscribe to our higher-priced unlimited data usage plans. In addition, the decreases in ARPU and ARPU including MVNO in 2018 were also partially due to the additional rate discounts offered to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, starting in December 2017 and July 2018, respectively.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2018 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2018		2017		2016
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	833.8	￦	1,224.6	￦	1,303.4
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Fee revenues		(0.7)		(1.4)		(0.6)
Gain on disposal of property and equipment and intangible assets		(38.9)		(14.0)		(6.9)
Others		(32.3)		(16.6)		(59.1)

		(71.9)		(32.0)		(66.6)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Loss on impairment of property and equipment and intangible assets		255.8		54.9		24.5
Loss on disposal of property and equipment and intangible assets		87.3		60.1		63.8
Donations		59.0		112.6		96.6
Bad debt for accounts receivable — other		7.7		5.8		40.3
Others		30.1		110.6		73.7

		439.9		344.0		298.9

Operating profit pursuant to K-IFRS	￦	1,201.8	￦	1,536.6	￦	1,535.7

However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2018, 2017 and 2016.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to allowances for doubtful accounts, fair value measurements of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Loss Allowances

A loss allowance is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain loss allowances for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience and their credit status, and economic and industrial factors. In addition, following our adoption of IFRS 9, Financial Instruments, in the fiscal year beginning January 1, 2018, we use an “expected credit loss” impairment model to estimate our loss allowances based on the above-described criteria. Under such model, loss allowances are recorded prior to experiencing delinquency on our receivable accounts rather than upon actual delinquency, which was the case under the previously applicable accounting standards. See “— Recently Adopted International Financial Reporting Standards — IFRS 15 and IFRS 9.” Loss allowance amounted to Won 376.0 billion as of December 31, 2018 and Won 362.2 billion as of December 31, 2017. If economic or specific industry trends worsen beyond our estimates, the loss allowances we have recorded may be materially adjusted in the future.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit for the period or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market are determined using valuation techniques that require management’s estimates of future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See notes 2(4) and 36(3) of the notes to our consolidated financial statements.

Impairment of Long-lived Assets Including Frequency Usage Rights

Long-lived assets generally consist of property and equipment and intangible assets. We review our depreciation and amortization methods, estimated useful lives and residual values of long-lived assets at the end of each annual reporting period. An impairment loss is recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, we review the recoverable amount of an individual asset or, if it is not possible to measure the individual recoverable amount of an asset, at the level of a cash-generating unit. The recoverable amounts of assets or cash-generating units are determined based on value-in-use calculations, which require the use of estimates. If any such asset or cash-generating unit is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or cash-generating unit exceeds the estimated recoverable amount.

Our intangible assets include our frequency usage rights, which have contractual lives of 5 to 10.25 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights is exposed to risks and challenges associated with our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for impairment on an annual basis. In connection with our review, we utilize the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2018. See note 16 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, we review the recoverable amount of an individual asset or, if it is not possible to measure the individual recoverable amount of an asset, at the level of a cash-generating unit. The recoverable amount of an asset or cash-generating unit to which goodwill has been allocated is the greater of its value in use and its fair value less costs to sell. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value.

In 2018, we recognized Won 166.8 billion of impairment losses on goodwill compared to Won 33.4 billion of such losses in 2017, which increase was mainly due to our recognition of impairment losses on goodwill relating to our consolidated subsidiary Shopkick, Inc. (“Shopkick”), which operates “shopkick,” a mobile reward points-based in-store shopping application. The recoverable amount of goodwill as of December 31, 2018 relating to Shopkick, which we have classified as a single cash-generating unit, was determined based on fair value less cost of disposal, and such fair value was estimated based on the bidding prices submitted by multiple third parties in their respective letters of intent in connection with our strategic review relating to Shopkick. See note 15 of the notes to our consolidated financial statements.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities. We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2018 and 2017, unused tax loss carryforwards of Won 849.9 billion and Won 921.3 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The decrease of Won 71.4 billion in unrecognized tax loss carryforwards in 2018 compared to 2017 was primarily related to the recognition of certain unused tax loss carryforwards that were previously not recognized as deferred tax assets relating to SK Broadband based on our determination that the probability of their realization has increased. See note 32 of the notes to our consolidated financial statements.

Prepaid Expenses

We pay commissions to our retail stores and authorized dealers in connection with acquiring wireless and fixed-line telecommunications subscriber contracts, which would not have been paid if there were no binding contracts with subscribers. Following our adoption of IFRS 15, Revenue from Contracts with Customers, in the fiscal year beginning January 1, 2018, we capitalize certain costs associated with such commissions as prepaid expenses and amortize them over the expected periods over which we expect to maintain such subscribers under contract. Our management assesses such expected contract periods based on our historical subscriber churn rate. If we experience any changes in our historical subscriber churn rates, or if our management decides to use other factors for the determination of the expected contract periods, our estimate of the expected contract period will change, which in turn will affect the rate at which the applicable prepaid expenses are amortized and recognized as our operating expenses. See note 8 of the notes to our consolidated financial statements.

Recently Adopted International Financial Reporting Standards — IFRS 15 and IFRS 9

We adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, in the fiscal year beginning on January 1, 2018.

IFRS 15 is a new accounting standard issued by the IASB that provides a comprehensive framework for determining whether, how much and when revenue is recognized. Pursuant to IFRS 15, we allocate revenue generated from our wireless and fixed-line telecommunication services based on our identification and satisfaction of our stand-alone performance obligations under applicable customer contracts. For example, in the case of contracts where we sell both a wireless device and subscription plan together to a single customer, from which a substantial portion of our overall revenue is generated, we allocate the portion of the overall transaction price related to the wireless device and immediately recognize such portion as revenue, whereas the portion related to the wireless subscription plan is allocated and recognized as revenue over the course of the customer contract period. Under IFRS 15, such allocation is made proportionately based on the stand-alone selling prices of the wireless device and subscription plan.

In addition to the revenue recognition model, IFRS 15 specifies how to account for the incremental costs of obtaining a contract, which in our case includes certain of our commissions paid to our retail stores and authorized dealers in connection with acquiring new customer contracts. IFRS 15 requires certain of such costs to be capitalized as assets and subsequently amortized over the applicable expected contract periods calculated based on our historical subscriber churn rate. See note 3(1) of the notes to our annual consolidated financial statements for further details regarding the effects of our adoption of IFRS 15.

IFRS 9 requires all financial assets, on initial recognition, to be classified as financial assets at amortized cost, debt instruments at fair value through other comprehensive income, equity investments at fair value through other comprehensive income or financial assets at fair value through profit or loss. The classification is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. In addition, IFRS 9 sets out an “expected credit loss” impairment model, under which we generally recognize impairment losses on debt instruments at an amount equal to their twelve-month expected credit losses. However, with respect to debt instruments experiencing a significant increase in credit risk and accounts receivable – trade, we recognize impairment losses at an amount equal to their lifetime expected credit losses. See note 3(2) to the notes to our annual consolidated financial statements for further details regarding the effects of our adoption of IFRS 9.

We adopted IFRS 15 and IFRS 9 by recognizing the cumulative effect of initially applying IFRS 15 and IFRS 9 as adjustments to the opening balance of retained earnings as of January 1, 2018. We elected to apply IFRS 15 retrospectively only to contracts that were not completed as of January 1, 2018. For a discussion of the adjustments made to line items presented in our consolidated statement of financial position due to the adoption of IFRS 15 and IFRS 9, see note 3(3) of the notes to our annual consolidated financial statements.

In the case of our consolidated statement of income for the year ended December 31, 2018, the adoption of IFRS 15 had the effect of decreasing our operating revenue by Won 85.8 billion, and decreasing advertising expenses and commission expenses by Won 51.2 billion and Won 12.7 billion, respectively, for a total decrease in our operating expense by Won 66.1 billion. Therefore, the adoption of IFRS 15 resulted in decreases in operating profit and profit before income tax by Won 19.7 billion each. In addition, the adoption had the effect of decreasing our profit for the year by Won 88.2 billion and increasing our income tax expense by Won 68.5 billion. The adoption of IFRS 9 did not have a material impact on our consolidated statement of income for the year ended December 31, 2018.

The adoption of IFRS 15 and IFRS 9 did not have a material impact on our consolidated statement of cash flows for the year ended December 31, 2018.

International Financial Reporting Standards Issued but Not yet Adopted — IFRS 16

We plan to adopt IFRS 16, Leases, in the fiscal year beginning on January 1, 2019 using the modified retrospective approach by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings as of such date. We have identified and implemented a new system solution to meet the requirements of IFRS 16 and have identified and implemented processes and internal controls to meet the reporting and disclosure requirements under the new standard.

We are currently assessing the impact of the adoption of IFRS 16 on our consolidated results of operations and financial position. Based on our preliminary assessment, we as a lessee expect to recognize right-of-use assets and liabilities related to substantially all of our operating lease arrangements on January 1, 2019. Our current operating lease portfolio subject to such recognition is primarily comprised of cell sites and other real estate, and we currently estimate that the amounts of right-of-use assets and liabilities to be so recognized will range between Won 500 billion and Won 700 billion. Any difference between the amounts of such assets and liabilities will result in an adjustment to the opening balance of retained earnings on January 1, 2019. We also expect lease expenses to decrease and depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase. As a lessor, however, we do not expect the adoption of IFRS 16 to have a significant impact on our consolidated results of operations or financial position. See note 4(28) of the notes to our consolidated financial statements for a summary of significant accounting standards that have been issued but not yet adopted.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2018			2017			2016
	(In billions of Won, except percentages)
Operating revenue and other income	￦	16,945.9	100.0%	￦	17,552.0	100.0%	￦	17,158.3	100.0%
Revenue		16,874.0	99.6		17,520.0	99.8		17,091.8	99.6
Other income		71.9	0.4		32.0	0.2		66.5	0.4
Operating expenses		16,112.1	95.1		16,327.4	93.0		15,854.9	92.4
Operating profit		833.8	4.9		1,224.6	7.0		1,303.4	7.6
Profit before income tax		3,976.0	23.5		3,403.3	19.4		2,096.1	12.2
Income tax expense		844.0	5.0		745.7	4.2		436.0	2.5
Profit for the year		3,132.0	18.5		2,657.6	15.1		1,660.1	9.7
Attributable to:
Owners of the Parent Company		3,127.9	18.5		2,599.8	14.8		1,676.0	9.8
Non-controlling interests		4.1	0.0		57.8	0.3		(15.9)	(0.1)

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2018			2017			2016
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	9,770.4	57.9%	￦	10,639.0	60.7%	￦	10,583.0	61.9%

	For the year ended December 31,
	2018			2017			2016
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Interconnection		532.2	3.1		592.7	3.4		614.4	3.6
Wireless Device Sales		1,081.2	6.4		1,052.2	6.0		922.4	5.4
Miscellaneous(2)		995.1	5.9		978.2	5.6		885.1	5.2

Total Cellular Services Revenue		12,378.9	73.3		13,262.1	75.7		13,004.9	76.1

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		300.3	1.8		316.8	1.8		357.8	2.1
Fixed-line Interconnection		95.7	0.6		116.1	0.7		134.1	0.8
Broadband Internet Service and Advanced Media Platform Service		1,730.3	10.2		1,641.6	9.4		1,472.8	8.6
International Calling Service		80.4	0.5		89.4	0.5		96.0	0.6
Miscellaneous(3)		725.9	4.3		560.3	3.1		590.5	3.4

Total Fixed-line Telecommunication Services Revenue		2,932.6	17.4		2,724.2	15.5		2,651.2	15.5

E-commerce Services Revenue(4)(6)		618.1	3.7		647.1	3.7		546.2	3.2

Other Revenue
Portal Service(5)		36.9	0.2		43.9	0.3		54.2	0.3
Miscellaneous(4)(6)		907.5	5.4		842.7	4.8		835.3	4.9

Total Other Revenue		944.4	5.6		886.6	5.1		889.5	5.2

Total Revenue		16,874.0	100.0		17,520.0	100.0		17,091.8	100.0

Total Revenue Growth		(3.7)%			2.5%			(0.3)%
Segment Operating Expense(7)
Cellular Services		11,079.0	65.7		11,548.1	65.9		11,205.8	65.6
Fixed-line Telecommunication Services		2,704.4	16.0		2,556.7	14.6		2,518.8	14.7
E-commerce Services		685.8	4.1		801.0	4.6		791.9	4.6
Others		1,203.0	7.1		1,077.6	6.1		1,039.6	6.1

Total Segment Operating Expense		15,672.2	92.9		15,983.4	91.2		15,556.1	91.0

Segment Operating Profit
Cellular Services		1,299.9	7.7		1,714.0	9.8		1,799.1	10.5
Fixed-line Telecommunication Services		228.2	1.3		167.5	1.0		132.4	0.8
E-commerce Services		(67.7)	(0.4)		(153.9)	(0.9)		(245.7)	(1.4)
Others		(258.6)	(1.5)		(191.0)	(1.1)		(150.1)	(0.9)

Total Segment Operating Profit	￦	1,201.8	7.1%	￦	1,536.6	8.8%	￦	1,535.7	9.0%

(1)

Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT solutions as well as other miscellaneous cellular services.

(3)

Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband, VoIP services provided by SK Telink and the T-commerce business operated by SK Stoa.

(4)

E-commerce services revenue includes revenues from Eleven Street. Eleven Street was spun-off as our new consolidated subsidiary from SK Planet in September 2018. Following such spin-off, the remaining marketing platform business operations of SK Planet, which were previously part of our e-commerce services segment in the years ended December 31, 2017 and 2016, were reclassified as part of our other businesses segment for the year ended December 31, 2018. As a result, our results of operations for the years ended December 31, 2017 and 2016 have been restated to retroactively apply such reclassification.

(5)	Portal service revenue includes revenues from “Nate,” our online portal service operated by SK Communications.

(6)

Miscellaneous others revenue includes revenues from the marketing platform business operations of SK Planet as described above and our security business operated by ADT Caps following our acquisition thereof in October 2018, among other businesses.

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

2018 Compared to 2017

Operating Revenue and Other Income.    Our consolidated operating revenue and other income decreased by 3.5% to Won 16,945.9 billion in 2018 from Won 17,552.0 billion in 2017, due to a decrease in operating revenue, offset in small part by an increase in other income, as discussed below.

Our consolidated operating revenue decreased by 3.7% to Won 16,874.0 billion in 2018 from Won 17,520.0 billion in 2017, primarily due to a decrease in cellular services revenue, and to a much smaller extent, a decrease in e-commerce services revenue, which were partially offset by increases in fixed-line telecommunication services revenue and others revenue.

Our consolidated other income increased by 124.7% to Won 71.9 billion in 2018 from Won 32.0 billion in 2017, primarily due to the gain on the disposal of SK Broadband’s internet data center in Seoul.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 6.7% to Won 12,378.9 billion in 2018 from Won 13,262.1 billion in 2017. The decrease in our cellular services revenue was due to decreases in wireless service revenue and cellular interconnection revenue, partially offset by increases in wireless device sales revenue and miscellaneous cellular services revenue.

•

Wireless service revenue decreased by 8.2% to Won 9,770.4 billion in 2018 from Won 10,639.0 billion in 2017, primarily attributable to the continued increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA and the decrease in revenues from our roaming services subsequent to the launch of our “Safe Automatic T Roaming” service in March 2018. Such decrease was also partly attributable to the adoption of IFRS 15, which caused us to recognize a smaller portion of the overall transaction price of contracts under which we sell both a wireless device and subscription plan together to a single customer as wireless service revenue than under the previously applicable accounting standards. See “— Recently Adopted International Financial Reporting Standards — IFRS 15 and IFRS 9.” Without the impact of the adoption of IFRS 15, wireless service revenue would have decreased by 6.7% to Won 9,920.9 billion in 2018 from Won 10,639.0 billion in 2017.

•

Cellular interconnection revenue decreased by 10.2% to Won 532.2 billion in 2018 from Won 592.7 billion in 2017. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile call volume.

•

Wireless device sales revenue increased by 2.8% to Won 1,081.2 billion in 2018 from Won 1,052.2 billion in 2017, primarily due to the adoption of IFRS 15, which caused us to recognize a greater portion of the overall transaction price of contracts under which we sell both a wireless device and subscription plan together to a single customer as wireless device sales revenue than under the previously applicable accounting standards, partly offset by a decrease in sales of handsets due to lower customer demand for new devices. See “— Recently Adopted International Financial Reporting Standards — IFRS 15 and IFRS 9.” Without the impact of the adoption of IFRS 15, wireless device sales revenue would have decreased by 9.1% to Won 965.9 billion in 2018 from Won 1,052.2 billion in 2017.

•	Miscellaneous cellular services revenue increased by 1.7% to Won 995.1 billion in 2018 from Won 978.2 billion in 2017, primarily because of an increase in revenue from our IoT solutions business.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and mobile OTT services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 7.6% to Won 2,932.6 billion in 2018 from Won 2,724.2 billion in 2017, primarily due to increases in our miscellaneous fixed-line telecommunications services revenue and broadband Internet service and advanced media platform service revenue, partially offset by decreases in fixed-line interconnection revenue and fixed-line telephone service revenue.

•

Miscellaneous fixed-line telecommunication services revenue increased by 29.6% to Won 725.9 billion in 2018 from Won 560.3 billion in 2017, primarily due to an increase in revenue from our T-commerce business operated by SK Stoa.

•

Revenue from our broadband Internet service and advanced media platform service (including IPTV and mobile OTT services) increased by 5.4% to Won 1,730.3 billion in 2018 from Won 1,641.6 billion in 2017, primarily due to an increase in the number of IPTV subscribers to 4.7 million subscribers as of December 31, 2018 from 4.4 million subscribers as of December 31, 2017 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

•

Fixed-line interconnection revenue decreased by 17.6% to Won 95.7 billion in 2018 from Won 116.1 billion in 2017, primarily due to a decrease in interconnection rates, as well as decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink) to 4.1 million as of December 31, 2018 from 4.3 million as of December 31, 2017 and residential calling volume as a result of shifting consumer preferences toward wireless communication.

•

Fixed-line telephone service revenue decreased by 5.2% to Won 300.3 billion in 2018 from Won 316.8 billion in 2017, primarily due to a decrease in the number of fixed-line telephone subscribers and residential calling volume as discussed above.

•

E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, decreased by 4.5% to Won 618.1 billion in 2018 from Won 647.1 billion in 2017, primarily due to our strategic focus to optimize and improve the profitability of our 11st business.

•

Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, increased by 6.5% to Won 944.4 billion in 2018 from Won 886.6 billion in 2017, primarily due to the consolidation of revenues of ADT Caps starting in October 2018, which was partially offset by the effects of the reorganization of SK Planet’s business operations.

Operating Expense.    Our consolidated operating expense decreased by 1.3% to Won 16,112.1 billion in 2018 from Won 16,327.4 billion in 2017, primarily due to an 8.8% decrease in commissions to Won 5,002.6 billion in

2018 from Won 5,486.3 billion in 2017, a 4.8% decrease in cost of goods sold to Won 1,796.1 billion in 2018 from Won 1,886.5 billion in 2017 and a 7.6% decrease in network interconnection expenses to Won 808.4 billion in 2018 from Won 875.0 billion in 2017, partially offset by a 16.4% increase in labor costs to Won 2,288.7 billion in 2018 from Won 1,966.2 billion in 2017 and a 9.3% increase in other operating expenses to Won 1,782.4 billion in 2018 from Won 1,630.7 billion in 2017.

The decrease in commissions was attributable mainly to a decrease in marketing costs relating to our cellular services primarily caused by the continued maturing of the market for new wireless devices in 2018, partially offset by an increase in marketing costs relating to our fixed-line telecommunication services.

The decrease in cost of goods sold was primarily due to a decrease in the number of wireless devices resold in 2018.

The decrease in network interconnection expenses was mainly attributable to decreases in wireless-to-fixed-line and fixed-line-to-wireless interconnection rates, as well as decreases in the number of fixed-line telephone subscribers and calling volume.

The increase in labor costs was primarily due to the additional personnel on payroll in connection with our acquisition of ADT Caps in October 2018, as well as the establishment in June 2017 of our subsidiary, Home & Service Co., Ltd. (“Home & Service”), which provides in-home customer services primarily to our fixed-line telecommunication service subscribers that were previously outsourced to a third party vendor and the costs for which were classified as commissions prior to the establishment of Home & Service, and the expansion of new businesses such as AI solutions.

The increase in other operating expenses was primarily due to an increase in impairment loss on property and equipment and intangible assets to Won 255.8 billion in 2018 from Won 54.9 billion in 2017, which mainly reflected impairment losses we recognized on the goodwill and intangible assets of Shopkick.

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

•

Cellular services: The segment operating expense for our cellular services segment decreased by 4.1% to Won 11,079.0 billion in 2018 from Won 11,548.1 billion in 2017, attributable mainly to a decrease in marketing costs in light of lower customer demand for new wireless devices and the completion of depreciation for some of our property and equipment.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 5.8% to Won 2,704.4 billion in 2018 from Won 2,556.7 billion in 2017, primarily due to an increase in marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and an increase in depreciation and amortization expenses.

•

E-commerce services: The segment operating expense for our e-commerce services segment decreased by 14.4% to Won 685.8 billion in 2018 from Won 801.0 billion in 2017, primarily due to a decrease in marketing costs as part of our efforts to optimize operating expenses in this segment.

•

Others: The segment operating expense for our others segment increased by 11.6% to Won 1,203.0 billion in 2018 from Won 1,077.6 billion in 2017, primarily due to the recognition of operating expenses related to ADT Caps following our acquisition thereof in October 2018.

Operating Profit.    Our consolidated operating profit decreased by 31.9% to Won 833.8 billion in 2018 from Won 1,224.6 billion in 2017, as the decrease in operating revenue and other income outpaced the decrease in operating expense in 2018.

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

•

Cellular services: The segment operating profit of our cellular services segment decreased by 24.2% to Won 1,299.9 billion in 2018 from Won 1,714.0 billion in 2017, due to the greater decrease in segment operating revenue as compared to the decrease in segment operating expense, for the various reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 10.5% in 2018 from 12.9% in 2017.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 36.2% to Won 228.2 billion in 2018 from Won 167.5 billion in 2017, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the reasons described above. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 7.8% in 2018 from 6.1% in 2017.

•

E-commerce services: The segment operating loss of our e-commerce services segment decreased by 56.0% to Won 67.7 billion in 2018 from Won 153.9 billion in 2017, primarily due to the impact of decreased marketing costs as described above. As a result, the segment operating margin of our e-commerce services segment improved to (11.0)% in 2018 from (23.8)% in 2017.

•

Others: The segment operating loss of our others segment increased by 35.4% to Won 258.6 billion in 2018 from Won 191.0 billion in 2017, primarily due to the greater increase in segment operating expense as compared to the increase in segment operating revenue as described above. As a result, the segment operating margin of our others segment worsened to (27.4)% in 2018 from (21.5)% in 2017.

Finance Income and Finance Costs.    Our finance income decreased by 30.1% to Won 256.4 billion in 2018 from Won 366.6 billion in 2017, primarily due to a significant decrease in gain on valuation of derivatives to Won 6.5 billion in 2018 from Won 223.9 billion in 2017, which primarily related to a significant increase in valuation of redeemable convertible preferred shares issued by KRAFTON Co., Ltd. (formerly known as Bluehole Inc.) (“Krafton”) in 2017. The effect of such decrease was partially offset by a significant increase in gain relating to financial assets at fair value through profit or loss to Won 83.6 billion in 2018, primarily relating to our disposal of 200,000 redeemable convertible preference shares of Krafton in 2018, from less than Won 0.1 billion in 2017.

Our finance costs decreased by 11.2% to Won 385.2 billion in 2018 from Won 433.6 billion in 2017, primarily due to a decrease in loss on disposal of long-term investment securities from Won 36.0 billion in 2017, which was primarily due to the disposal of our shares of Kakao Corporation, to nil in 2018, and a decrease in other finance costs from Won 35.9 billion in 2017, relating to management fees paid in connection with our investment in Krafton’s securities, to nil in 2018.

Gains (Losses) Related to Investments in Associates and Joint Ventures.    Gains related to investments in associates and joint ventures increased by 45.7% to Won 3,270.9 billion in 2018 from Won 2,245.8 billion in 2017, primarily due to an increase in share of profits of SK Hynix to Won 3,238.1 billion in 2018 from Won 2,175.9 billion in 2017. Such increase was primarily due to an increase in SK Hynix’s profit for the year to Won 15,540.0 billion in 2018 from Won 10,642.2 billion in 2017.

Income Tax.    Income tax expense increased by 13.2% to Won 844.0 billion in 2018 from Won 745.7 billion in 2017 primarily due to a 16.8% increase in profit before income tax to Won 3,976.0 billion in 2018 from Won 3,403.3 billion in 2017. Our effective tax rate in 2018 decreased by 0.7% to 21.2% from 21.9% in 2017. Our effective tax rates in 2018 and 2017 were lower than the statutory tax rate of 27.5% and 24.2%, respectively, primarily due to changes in unrecognized deferred taxes in 2018 and a tax refund in 2017.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year increased by 17.9% to Won 3,132.0 billion in 2018 from Won 2,657.6 billion in 2017. Profit for the year as a percentage of operating revenue and other income was 18.5% in 2018 compared to 15.1% in 2017.

2017 Compared to 2016

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 2.3% to Won 17,552.0 billion in 2017 from Won 17,158.3 billion in 2016, due to an increase in operating revenue, offset in part by a decrease in other income, as discussed below.

Our consolidated operating revenue increased by 2.5% to Won 17,520.0 billion in 2017 from Won 17,091.8 billion in 2016, primarily due to increases in cellular services revenue as well as revenue increases from our fixed-line telecommunications services and e-commerce services segments.

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

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and mobile OTT services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 2.8% to Won 2,724.2 billion in 2017 from Won 2,651.2 billion in 2016, primarily due to an increase in our broadband Internet service and advanced media platform service (including IPTV and mobile OTT services) revenue, partially offset by decreases in fixed-line telephone service revenue and miscellaneous fixed-line telecommunication services revenue.

•

Revenue from our broadband Internet service and advanced media platform service (including IPTV and mobile OTT services) increased by 11.5% to Won 1,641.6 billion in 2017 from Won 1,472.8 billion in 2016, primarily due to an increase in the number of IPTV subscribers to 4.4 million subscribers as of December 31, 2017 from 4.0 million subscribers as of December 31, 2016 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

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

•

E-commerce services: The revenue of our e-commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, increased by 18.5% to Won 647.1 billion in 2017 from Won 546.2 billion in 2016, primarily due to an increase in revenue from mobile 11st as there was an increase in sales of products through which we received relatively high third-party seller fees.

•

Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, decreased by 0.3% to Won 886.6 billion in 2017 from Won 889.5 billion in 2016, due to a decrease in portal service revenue. Portal service revenue decreased by 19.0% to Won 43.9 billion in 2017 from Won 54.2 billion in 2016, primarily due to a decrease in advertising revenue from our portal service.

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

The increase in commissions was attributable mainly to an increase in marketing costs relating to our wireless service, which was partially offset by a decrease in marketing costs relating to our e-commerce services, the impact of certain value-added tax refunds relating to discount coupons received in 2017 and the decrease in commissions following the establishment of Home & Service as described below.

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

•

E-commerce services: The segment operating expense for our e-commerce services segment increased by 1.1% to Won 801.0 billion in 2017 from Won 791.9 billion in 2016, primarily due to the increase in operating segment revenue described above.

•

Others: The segment operating expense for our others segment increased by 3.7% to Won 1,077.6 billion in 2017 from Won 1,039.6 billion in 2016, primarily due to costs incurred in connection with the reorganization of SK Planet’s business operations.

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

•

Cellular services: The segment operating profit of our cellular services segment decreased by 4.7% to Won 1,714.0 billion in 2017 from Won 1,799.1 billion in 2016, due to the greater increase in segment operating expense, as compared to the increase in segment operating revenue, for the various reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 12.9% in 2017 from 13.8% in 2016.

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

•

E-commerce services: The segment operating loss of our e-commerce services segment decreased by 37.4% to Won 153.9 billion in 2017 from Won 245.7 billion in 2016, primarily due to the greater increase in segment operating revenue as compared to the increase in segment operating expense as described above. As a result, the segment operating margin of our e-commerce services segment improved to (23.8)% in 2017 from (45.0)% in 2016.

•

Others: The segment operating loss of our others segment increased by 27.2% to Won 191.0 billion in 2017 from Won 150.1 billion in 2016, primarily due to the increase in segment operating expense as described above. As a result, the segment operating margin of our others segment worsened to (21.5)% in 2017 from (16.9)% in 2016.

Finance Income and Finance Costs.    Our finance income decreased by 36.3% to Won 366.6 billion in 2017 from Won 575.1 billion in 2016, primarily due to a significant decrease in gain on disposal of long-term investment securities to Won 4.9 billion in 2017 from Won 459.3 billion in 2016, which primarily related to the sale of our 15.0% interest in Loen Entertainment in February 2016 and the sale of our 1.4% interest in POSCO in November 2016, which was partially offset by a significant increase in gain on valuation of derivatives to Won 223.9 billion in 2017, primarily relating to the valuation of redeemable convertible preferred shares issued by Krafton that we hold, from Won 4.1 billion in 2016.

Our finance costs increased by 32.7% to Won 433.6 billion in 2017 from Won 326.8 billion in 2016, primarily due to an increase in other finance costs to Won 35.9 billion in 2017, relating to management fees paid in connection with our investment in Krafton’s securities, from none in 2016 and an increase on loss of disposal of long-term investment securities to Won 36.0 billion in 2017 from Won 2.9 billion in 2016 primarily due to the disposal of our shares of Kakao Corporation, which we had obtained for our 15.0% interest in Loen Entertainment mentioned above, for Won 112.6 billion in cash in April 2017, through which we recognized a loss of Won 35.5 billion.

Gains (Losses) Related to Investments in Associates and Joint Ventures.    Gains related to investments in associates and joint ventures increased by 312.4% to Won 2,245.8 billion in 2017 from Won 544.5 billion in 2016, primarily due to an increase in share of profits of SK Hynix to Won 2,175.9 billion in 2017 from Won 572.1 billion in 2016. Such increase was primarily due to an increase in SK Hynix’s profit for the year to Won 10,642.2 billion in 2017 from Won 2,960.5 billion in 2016.

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

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to the Korean Statistical Information Service, annual inflation in Korea was 1.5% in 2018, 1.9% in 2017 and 1.0% in 2016.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital surplus (current assets in excess of current liabilities) of Won 1,111.3 billion as of December 31, 2018 and a working capital deficit (current liabilities in excess of current assets) of Won 907.3 billion as of December 31, 2017. The working capital surplus as of December 31, 2018 was primarily attributable to a significant increase in prepaid expenses, which in turn was mainly due to our adoption of IFRS 15 requiring us to capitalize certain portions of commissions paid by us in connection with obtaining new subscriber contracts in our wireless and fixed line telecommunications businesses. See note 3(3) of the notes to our consolidated financial statements. The working capital deficit as of December 31, 2017 was primarily due to working capital needs in the ordinary course of business. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 2,747.5 billion as of December 31, 2018 and Won 2,218.9 billion as of December 31, 2017. We had outstanding short-term borrowings of Won 80.0 billion as of December 31, 2018 and Won 130.0 billion as of December 31, 2017. As of December 31, 2018, we had credit lines with several local banks that provided for borrowing of up to Won 430.0 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,506.7 billion as of December 31, 2018 and Won 1,457.7 billion as of December 31, 2017. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2018		2017		2016		2018 to 2017			2017 to 2016
	(In billions of Won, except percentages)
Net cash provided by operating activities	￦	4,332.6	￦	3,855.8	￦	4,243.2	￦	476.8	12.4%	￦	(387.4)	(9.1)%
Net cash used in investing activities		(4,047.7)		(3,070.6)		(2,462.2)		(977.1)	31.8		(608.4)	24.7
Net cash used in financing activities		(238.3)		(826.6)		(1,044.8)		588.3	(71.2)		218.2	(20.9)
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		2.4		(6.2)		0.2		8.6	N.A.		(6.4)	N.A.
Net increase (decrease) in cash and cash equivalents		46.6		(41.4)		736.2		87.9	N.A.		(777.6)	N.A.
Cash and cash equivalents at beginning of period		1,457.7		1,505.3		768.9		(47.6)	(3.2)		736.4	95.8
Cash and cash equivalents at end of period		1,506.7		1,457.7		1,505.3		49.0	3.4		(47.6)	(3.2)

N.A.	= Not available

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 4,332.6 billion 2018, Won 3,855.8 billion in 2017 and Won 4,243.2 billion in 2016. Profit for the year was Won 3,132.0 billion in 2018, Won 2,657.6 billion in 2017 and Won 1,660.1 billion in 2016. Net cash provided by operating activities in 2018 increased by 12.4% from 2017 primarily due to a decrease in our outstanding other accounts receivable at the year-end 2018 compared to the year-end 2017. Net cash provided by operating activities in 2017 decreased by 9.1% from 2016 primarily due to an increase in outstanding accounts receivable at the year-end of 2017 compared to the year-end of 2016.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 4,047.7 billion in 2018, Won 3,070.6 billion in 2017 and Won 2,462.2 billion in 2016. Cash inflows from investing activities were Won 686.1 billion in 2018, Won 456.8 billion in 2017 and Won 1,140.7 billion in 2016. Cash inflows in 2018 were primarily attributable to proceeds from disposals of long-term investment securities of Won 371.8 billion, primarily in connection with the disposal of all of our shares of KB Financial Group Inc. for Won 179.6 billion in cash and the disposal of redeemable convertible preferred shares of Krafton for Won 130.0 billion in cash and the collection of short-term loans of Won 117.6 billion. Cash inflows in 2017 were primarily attributable to the collection of short-term loans of Won 216.7 billion and proceeds from disposals of long-term investment securities of Won 129.7 billion, mostly in connection with the disposal of our shares of Kakao Corporation for Won 112.6 billion in cash in April 2017. Cash inflows in 2016 were primarily attributable to proceeds from disposals of long-term investment securities of Won 555.5 billion, mostly in connection with the disposal of our 15.0% interest in Loen Entertainment for shares of Kakao Corporation and Won 218.0 billion in cash in February 2016 and the disposal of our 1.4% interest in POSCO for Won 305.1 billion in November 2016, collection of short-term loans of Won 239.0 billion and decrease in short-term financial instruments, net of Won 222.3 billion.

Cash outflows for investing activities were Won 4,733.8 billion in 2018, Won 3,527.4 billion in 2017 and Won 3,602.9 billion in 2016. Cash outflows in 2018, 2017 and 2016 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,792.4 billion, Won 2,715.9 billion and Won 2,490.5 billion, respectively, primarily in connection with the acquisition of LTE and 5G equipment and the expansion of our LTE and 5G networks.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 238.3 billion in 2018, Won 826.6 billion in 2017 and Won 1,044.8 billion in 2016. Cash inflows from financing activities were

Won 4,651.7 billion in 2018, Won 1,261.8 billion in 2017 and Won 861.6 billion in 2016. Such inflows were primarily driven by proceeds from long-term borrowings, which provided cash of Won 1,920.1 billion in 2018, Won 120.0 billion in 2017 and Won 49.0 billion in 2016, and the issuance of debentures, which provided cash of Won 1,809.6 billion in 2018, Won 973.3 billion in 2017 and Won 776.7 billion in 2016. In 2018, we also received net proceeds of Won 499.9 billion from the transfer of interests in subsidiaries to non-controlling interests and of Won 398.8 billion from the issuance of hybrid securities. In 2017, we received net proceeds from short-term borrowings of Won 127.4 billion.

Cash outflows for financing activities were Won 4,890.0 billion in 2018, Won 2,088.4 billion in 2017 and Won 1,906.5 billion in 2016. Cash outflows for financing activities included repayment of long-term borrowings, repayment of debentures, payment of dividends, repayment of hybrid bonds and repayments of other long-term accounts payable, among other items. Repayment of long-term borrowings were Won 1,780.7 billion in 2018, Won 32.7 billion in 2017 and Won 33.4 billion in 2016. Repayment of debentures were Won 1,488.0 billion in 2018, Won 842.7 billion in 2017 and Won 770.0 billion in 2016. Payment of dividends were Won 706.1 billion in 2018, Won 706.1 billion in 2017 and Won 706.1 billion in 2016. Repayment of hybrid bonds was Won 400.0 billion in 2018. Repayments of other long-term account payables were Won 305.6 billion in 2018, Won 305.5 billion in 2017 and Won 122.7 billion in 2016.

As of December 31, 2018, we had total long-term debt (excluding current portion) outstanding of Won 8,587.6 billion, which included debentures in the amount of Won 6,572.2 billion and bank and institutional borrowings in the amount of Won 2,015.4 billion. As of December 31, 2017, we had total long-term debt (excluding current portion) outstanding of Won 5,808.1 billion, which included debentures in the amount of Won 5,596.6 billion and bank and institutional borrowings in the amount of Won 211.5 billion. For a description of our long-term debt, see note 17 of the notes to our consolidated financial statements.

As of December 31, 2018, we had (i) Won 5,817.3 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 4,401.8 billion, SK Broadband issued Won 1,410.0 billion and Dreamus issued Won 5.5 billion, and (ii) Won 1,677.2 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.00% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2018, all of our foreign currency-denominated long-term borrowings and debentures, which in the aggregate amounted to 17.9% of our total outstanding long-term debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our next-generation growth businesses in IoT solutions, media, e-commerce, security and other innovative products and services offered through our platform services, including AI solutions.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2019. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.    The following table sets forth our actual capital expenditures for 2018, 2017 and 2016:

	Year ended December 31,
	2018		2017		2016
	(In billions of Won)
Wireless Networks(1)	￦	1,735.6	￦	1,597.0	￦	1,508.0
Fixed-line Network(2)		776.8		790.0		699.6
Others(3)		280.0		328.9		282.9

Total	￦	2,792.4	￦	2,715.9	￦	2,490.5

(1)	Includes investments in our 5G, LTE, WCDMA, CDMA, WiBro and Wi-Fi networks as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.

(3)	Includes non-network related investments such as capital expenditures for product development and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2018, 2017 and 2016 were Won 2,792.4 billion, Won 2,715.9 billion and Won 2,490.5 billion, respectively. Of such amounts, we spent approximately 62.2%, 58.8% and 60.6% in 2018, 2017 and 2016, respectively, on capital expenditures related to building and enhancing our wireless networks. Our other non-network related capital expenditures in 2018, 2017 and 2016 primarily related to developing new products and upgrades to our information technology systems and equipment.

In addition, we have been making capital expenditures to build more advanced networks based on LTE technology. We commenced commercial LTE services in July 2011 and expanded our LTE network nationwide and launched our LTE multi-carrier technology in 2012. We launched our LTE-A service in June 2013 and continued to provide various upgraded LTE networks and services. In December 2018, we also launched our 5G network on a limited basis. For a more detailed description of our LTE network and 5G network, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2019 to further improve and expand our LTE network and develop related technologies as well as to build and commercialize our 5G network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Band		Technology (width)	Date of Acquisition	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
1.8 GHz	LTE (35 MHz)	20 MHz	Dec. 2011	￦	248.8	2011	￦	74.6	2012-2021
		15 MHz	Sept. 2013		115.3	2013		43.2	2014-2021
2.1 GHz		LTE (30 MHz)	Dec. 2016		141.2	2016		85.3	2017-2021
		WCDMA (10 MHz)
2.6 GHz		LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz		5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028
28 GHz		5G (800 MHz)	Dec. 2018		51.8	2018		15.5	2019-2023

For more information, see note 16 of the notes to our consolidated financial statements.

We expect that our capital expenditure amount in 2019 will be higher than that of 2018. Our expenditures will be for a range of projects, including investments to expand and further commercialize our newly implemented

5G network, investments to improve and expand our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2019 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2018, our principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2019	￦ 1,065.4
2020	963.1
2021	927.6
2022 and thereafter	6,740.6

Investments in New Growth Businesses.    We may also require capital for investments to support our development of new growth businesses.

In August 2014, we acquired a 39.3% equity interest of Dreamus, a manufacturer of digital audio players and other portable media devices, which we increased to 49.0% in December 2014, for an aggregate purchase price of Won 54.5 billion. We subsequently made capital contributions of Won 25.0 billion and Won 65.0 billion in 2017 and 2018, respectively, and as of December 31, 2018, we had a 52.6% equity interest in Dreamus.

In 2016, we acquired a 46.2% interest in SM Mobile Communications for Won 12.1 billion, which was subsequently merged into Dreamus, and in 2017, we acquired Life Design for Won 30.0 billion, in light of potential synergies that may be achieved through the entertainment business.

In October 2018, we acquired ADT Caps by acquiring a 55.0% interest in LSH, which owns 100% of ADT Caps, for Won 696.7 billion. In December 2018, we merged NSOK with and into ADT CAPS Co., Ltd. In December 2018, we acquired SK Infosec, Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec from SK Holdings. In 2018, we also increased our interest in id Quantique from 4.6% as of December 31, 2017 to 65.6% as of December 31, 2018, through the acquisition of additional shares with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2018 was Won 141.5 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 816.7 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 706.1 billion in 2018, Won 706.1 billion in 2017 and Won 706.1 billion in 2016.

In April 2019, we distributed annual dividends at Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) to our shareholders for an aggregate payout amount of Won 646.8 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2018, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Bonds
Principal	￦	7,482.6	￦	895.5	￦	1,815.4	￦	2,214.5	￦	2,557.2
Interest		1,279.4		217.6		368.3		240.2		453.3
Long-term borrowings
Principal		2,134.1		89.9		75.3		1,968.9		—
Interest		385.3		89.7		175.7		119.9		—
Capital lease obligations
Principal		—		—		—		—		—
Interest		—		—		—		—		—
Operating leases		769.8		347.7		272.0		79.0		71.1
Facility deposits		16.7		0.4		—		—		16.3
Derivatives		4.2		0.1		—		4.1		—
Other long-term payables(2)
Principal		2,476.7		425.3		850.7		444.5		756.2
Interest		115.1		29.5		41.4		25.2		19.0
Short-term borrowings		80.0		80.0		—		—		—

Total contractual cash obligations	￦	14,743.9	￦	2,175.7	￦	3,598.8	￦	5,096.3	￦	3,873.1

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

(2)	Related to acquisition of frequency licenses. See note 18 of the notes to our consolidated financial statements.

See note 38 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as development of new technologies that reflect the growing convergence between telecommunications and other industries. Our research and development activity is centered at our ICT research and development center (“ICT R&D Center”) with state-of-the-art facilities and equipment established in January 1999 in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea. To more efficiently manage our research and development resources, our ICT R&D Center is organized into the following core areas:

•	Tech Innovation Group, through which we discover, commercialize and standardize new technologies and establish the overall technological strategies of the ICT R&D Center;

•	5GX Labs, through which we research and develop 5G-related technologies as well as technologies for access network, core network, transport network, wireless devices and operating support systems;

•	Data Labs, through which we research and develop big data-related technologies such as data analytics, big data platforms and other business solutions;

•	Media Labs, through which we research and develop technologies for media delivery infrastructure and protocols, recommendation platforms and augmented reality and virtual reality technologies;

•	SW Labs, through which we research and develop software-defined data center technologies, AI infrastructure and blockchain technologies;

•	Security Labs, through which we research and develop security-related platforms and systems, such as video surveillance systems, security devices and video analytics technologies; and

•	New Mobility Task Force, through which we research and develop technologies related to autonomous driving and high definition maps.

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

These matters are discussed under “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” above where relevant.

Item 5.E.	Off-Balance Sheet Arrangements

None.

Item 5.F.	Tabular Disclosure of Contractual Obligations

These matters are discussed under “Item 5.B. Liquidity and Capital Resources” above where relevant.

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

The following are the names and positions of our standing and non-standing directors. The business address of all of our directors is the address of our registered office at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.

Standing directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Jung Ho Park	May 1963	2017	2020	Executive Director	President and Chief Executive Officer	Chief Executive Officer, SK Holdings; Head of Corporate Development Office, SK C&C Co., Ltd.; Head of Business Development Office, SK Telecom

Young Sang Ryu	May 1970	2018	2021	Executive Director	Head of MNO Business	Executive Vice President of Business Development Group, SK Holdings; Senior Vice President of Business Development Office, SK Telecom; Head of Corporate Center, SK Telecom

Our current non-standing directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Sik Cho	Nov. 1960	2017	2020	Non-executive Director	Chairman, SK SUPEX Council	Chief Executive Officer, SK Holdings; Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management, SK Holdings

Jae Hoon Lee	Sept. 1955	2017	2020	Independent Non-executive Director	President, Association of Future Strategy Forum on Energy & Resources Development	Vice Minister, Ministry of Knowledge Economy; Vice Minister, Ministry of Commerce, Industry and Energy; Assistant Minister, Ministry of Commerce, Industry and Energy

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience

Jae Hyeon Ahn	Feb. 1961	2017	2020	Independent Non-executive Director	Professor, Advanced Innovative Management Program, KAIST	Vice President, College of Business, KAIST; Dean, College of Information and Media Management, KAIST; Dean, College of Information and Media Management Association; Senior Technical Staff Member, AT&T Bell Labs

Jung Ho Ahn	Feb. 1978	2017	2020	Independent Non-executive Director	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Youngmin Yoon	Dec. 1963	2018	2021	Independent Non-executive Director	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University	Professor, School of Media & Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Seok-Dong Kim	May 1953	2019	2021	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Other Executive Officers

In addition to our standing directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Sun Young Her	May 1968	Head of Integrated Distribution Channel Center	Head of Customer Value Innovation Office
Jae Hyun Chung	Dec. 1959	Officer of ICT Advisory Board	Head of ICT System TF
Yohan Chin	Nov. 1974	Head of MNO AI/DT Group	Vice President of Data Science & Engineering, Tapjoy
Maeng Seog Yang	Mar. 1969	Head of 5GX MNO Business Group	Head of MNO Business Support Group
Byoungyong Moon	Jul. 1970	Head of Messaging Service Group	Representative, The Potential
Il Gyu Choi	Nov. 1970	Head of B2B Business Division	Head of Public Business Unit
Eun Sik Choi	Feb. 1969	Head of Daegu Marketing Office	Head of Distribution Innovation Support Group
Seong Soo Kim	Jun. 1966	Head of Distribution Support Office	Head of Sales Group
Bong Ho Lim	Dec. 1966	Head of Busan Marketing Office	Head of Metropolitan Area Marketing Office

Name	Month and Year of Birth	Position	Business Experience
Hyeon Kook Kim	Dec. 1966	Head of Western Regional Marketing Office	Head of Metropolitan Area Marketing Office
Pan Chul Choi	Jan. 1969	Head of Enterprise Business Office	Head of Enterprise Business Division Financial Business Team
Hyuk Kim	Sept. 1967	Head of 5GX Media Business Group	Head of Media Business Support Group
Ilkyu Huh	May 1971	Head of Energy Solution TF	Head of IoT/Data Business Division
Nag Hun Choi	Nov. 1972	Head of 5GX IoT/Data Group	Head of IoT Business Support Group
Jong Ho Lee	Apr. 1969	Head of Mobility Business Unit	Head of Global Business Office
Sung Han Kim	Aug. 1969	Head of Infra TF	Head of Smart City Unit
Joon Yun Kim	Dec. 1967	Head of Healthcare/IVD Unit	Head of Healthcare/IVD Unit
Sehyeon Oh	Jul. 1963	Head of Blockchain/Authentication Unit	Head of C&C DT Business Development Division
Yoon Kim	Jun. 1971	Head of AI Center	Siri Manager, Apple
Jiwon Kim	Jun. 1985	T-Brain Team	Professional Researcher, Samsung Advanced Institute of Technology
Yu Sung Chang	Nov. 1971	Head of AI/Mobility Business Division	CTO & Co-Founder, Huma.AI
Myung Soon Park	Feb. 1969	Head of AI Business Unit	Head of Growth Technology Institute
HyunA Lee	Aug. 1971	Head of AI Technology Unit	Head of Conversational Commerce Division, SK Planet
Ji Young Yeo	Sept. 1966	Head of TTS Business Unit	Head of New Business Promotion Division Design Thinking Team
KyoHee Chang	Feb. 1973	Head of Mobility Technology Unit	Leader of Display Advertising Development/Management, Naver
Hyoung Il Ha	Aug. 1970	Head of Integrated Service Innovation Center	Head of Service Innovation Support Division
Kyungsang Yu	Dec. 1981	Head of Offering Management Unit	Head of Business Innovation Office, SK Planet
Jongwhi Cha	Nov. 1974	Head of Brand Comm. UX Group	Head of UX & Design Lab, Hyundai Card
Jong Ryeol Kang	Oct. 1964	Head of ICT Infra Center	Head of Corporate Culture Division
Jung Hwan Ryu	Jun. 1970	Head of 5GX Infra Group	Head of Infra Support Group
Jin Soo Seong	May 1968	Head of Infra Solution Group	Head of Daegu Infra Office
Jung Hoon Kim	Nov. 1963	Head of Platform Service Infra Group	Naver Business Platform
Sang Soo Sim	Aug. 1965	Head of Infra Business Office	Head of Infra Division Network Business Support Group
Seung Won Choi	May 1969	Head of Core Infra Office	Head of Eastern Infra Office
Jeong Bok Kim	Oct. 1965	Head of Metropolitan Infra Office	Head of Central Infra Office
Dong Hwan Cho	Nov. 1970	Head of Data Transformation Center	Head of Data CoE
Doh Hee Jung	Sept. 1974	Head of Data Analytics Group	Head of Data CoE Data Analysis Team 2
Jin Hyo Park	Mar. 1970	Head of ICT R&D Center	Head of Network Technology Institute
Jong Kwan Park	Jul. 1970	Head of 5GX Labs	Head of Core Network Lab, Network Technology Institute
Hong Sung Chang	Mar. 1969	Head of IoT/Data Business Division	Head of Data Technology Institute
Jongmin Lee	Jul. 1978	Head of Tech. Innovation Group	Head of Media Technology Institute
Kang Won Lee	Feb. 1970	Head of Software Labs	Manager of Mobile N/W Analytics, IBM T.J. Watson Research Center

Name	Month and Year of Birth	Position	Business Experience
Woong Hwan Ryu	May 1971	Head of Social Value Innovation Center	Head of Open Collaboration Center
Jihnwoo Kim	Feb. 1971	Head of Open Collaboration Group	Head of Global Business Office, SK Planet
Yong Chul Yoon	May 1965	Head of Communication Center	Head of Department, MBC Newsroom
Heesup Kim	Oct. 1968	Head of Public Relation Office 1	AD Office, Chosun Ilbo
Joon Ho Lee	Aug. 1968	Head of Social Value Group	Head of Public Relation Office 2
Seong Ho Ha	Sept. 1968	Head of Corporate Relations Center	Head of Corporate Relations Strategy Office
Sang Heon Lee	Aug. 1965	Head of Policy Development Office	Head of Corporate Relations Strategy Office
Hyoung Do Lim	Jun. 1968	Head of Change Management Office	Head of Policy Cooperation Office
Young Log Cho	Jun. 1971	Head of CR & Growth Business Support Office	Assistant to Head of External Cooperation Office
Sung Eun Yoon	Jan. 1973	Head of CR Innovation TF	Head of Corporate Relations Strategy Office Policy System Team
Jae Kwang Lee	Aug. 1970	Head of 5GX Strategy Group	Head of Management Strategy Group
Woo Hyun Kim	Jan. 1967	Head of Business Planning Group	Head of C&C Finance Office, SK Holdings
Poong Young Yoon	Nov. 1974	Head of Corporate Center	Head of PM Group
Jinwon Kim	Sept. 1966	Head of Financial Strategy & Management Group	Representative, SK USA
Dae Dug Jeong	Sept. 1967	Tax Team	Head of Tax Team
Yong Joo Park	May 1965	Head of Legal Group	Seoul Central District Prosecutor’s Office
Eunah Hyun	Nov. 1974	SVP Strategy Legal	Global Business Support Team, SK Holdings
Dong Sup Kim	May 1965	Head of Supply Chain Management Group	Head of Shared Growth Planning Team
Myung Jin Han	Oct. 1973	Head of MNO Business Support Group	Head of Global Alliance Group
Min Hyung Park	Oct. 1968	Representative of SKTA	Motorola Inc.
Seok Joon Huh	May 1973	Head of Private Placement Group	Managing Director, L Catterton Asia (Singapore)
Jaeseung Song	Mar. 1979	Head of Strategic Investment Group	Executive Director, Goldman Sachs (Asia)
Yeon Hoe Moon	Mar. 1963	Head of Corporate Culture Center	Head of C&C Corporate Culture Division, SK Holdings
Sang Kyu Shin	Nov. 1970	Head of Employee Relations Group	Head of HR Office
Hyun Yoon	Nov. 1967	Head of Competency & Culture Group	Head of C&C Competency Planning Office, SK Holdings
Hyeong Chan Kim	Aug. 1962	PD of SK Research Institute for SUPEX Management	Telecommunications Policy Research, Korea Information Society Development Institute
Sukham Sung	Apr. 1970	PD of SK Research Institute for SUPEX Management	Evaluation Manager of Performance Evaluation Office, MSIT
Dae Hwan Ko	Sept. 1961	Director of SK Academy	Head of Business Support Office, SK Incheon Petrochem

Name	Month and Year of Birth	Position	Business Experience
Kyoo Nam Im	Apr. 1970	Head of Leadership Development Center	HR Support Team, SUPEX Council Project
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute for SUPEX Management	Head of Future Research Office
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute for SUPEX Management	Chief Executive Officer, SK Chemical
Yong Suk Lee	Nov. 1961	PD of SK Research Institute for SUPEX Management	Head of Business Planning, SK E&C
Jee Hyun Kim	Oct. 1972	PD of SK Research Institute for SUPEX Management	Head of Marketing Strategy Office, SK Planet
Jin Woo So	Dec. 1962	Chairman of Talent Development Committee	Representative, SK Planet
Joon Choi	Jul. 1968	Head of SUPEX Council Project Global Development Support Team	Officer of Social Responsibility Team, Social Responsibility Committee
Junehyeon Ahn	Nov. 1969	Officer of Corporate Relations Team, Communication Committee	Corporate Relations Team, SUPEX Council Project Communication Committee
Chan Kyu Noh	Jul. 1965	Officer of Public Relations Team, Communication Committee	Brand Team, SK Holdings
SukKwon Na	Nov. 1966	PD of SK Research Institute for SUPEX Management	Director of Statistical Policy, Statistics Korea
Garth Moon	Jan. 1966	Officer of Self-Management·Responsible Management Support Team, SUPEX Council Project	Regional Head of USA, Bioneer Corporation
Yong Kap Kim	May 1964	Head of The Happiness Foundation Support TF, Social Value Innovation Center	Head of OCB 1 Business Division, SK Planet
Jin Hur	Jan. 1971	PD of SK Research Institute for SUPEX Management	Management Infra Team, Future Research Office
Jae Seung Lee	Mar. 1967	Officer of Malaysia RHQ	PL of Business Development Division G&G Promotion
Suman Park	May 1972	Officer of Self-Management·Responsible Management Support Team, SUPEX Council Project	Head of Business Support Division, SK China
Dongrok Suh	Jan. 1969	PD of SK Research Institute for SUPEX Management	Head of Economic Promotion Division, Seoul Metropolitan Government
Ilung Kim	Apr. 1959	Officer of ICT Advisory Board	Representative, Essencore
Chungsik Kang	Nov. 1971	PR Team	PL of Communication Committee PR Team
Gyeong Nam Kim	Jan. 1974	Head of Security Labs	PI/Project Manager, HRL Laboratories
Hui Gang Ye	Jan. 1970	Head of IMC Group	Head of Brand 2 Office, Hyundai Card
Gap In Moon	May 1969	Head of Smart Device Office	Head of Service Strategy Division Policy Group

Name	Month and Year of Birth	Position	Business Experience
Joong Ho Lee	Nov. 1967	Head of Metropolitan Area Marketing Office	Head of Busan Marketing Office
Seung Gyun Hong	Nov. 1967	Head of Integrated Distribution Infra Office	Head of IT Innovation Team, IT Infra Division
Geunman Heo	Aug. 1966	Head of Western Infra Office	Head of Gangnam Quality Solution Team
Man Gang Ra	Jan. 1972	Head of HR Group	Head of Talent Management Team, HR Office
Sang Gu Lee	Jul. 1970	Business Messaging Team, B2B Business Division	Head of MNO Data Business Team
Yongsik Shin	Aug. 1971	Head of Smart Energy City Unit	Head of Energy Business Team
Jinsu Jeon	Apr. 1975	Head of Media Labs	Head of Media Experience Lab
Gwang Hyeon Song	Mar. 1970	Head of Public Relation Office 2	Head of Business PR Team, Communication Office
Seong Jin Yeom	Oct. 1972	CR Support Team, CR & Growth Business Support Office	Head of CR Support Team
Gi Yeong Lee	Oct. 1976	Head of Music Business TF	PL, Unicorn Labs
Kiyoon Lee	Dec. 1969	Head of Customer Value Innovation Office	PL of Customer Value Innovation Office
Zonggeun Chai	Jul. 1968	Head of Ethics Management Office	Head of Compliance Team
Byeonghun Ryu	Oct. 1980	Head of Innovation Suite	PM Group PM2 CoE
Mu Hwan Kim	Sept. 1974	Head of SKTA Business Development Team	PL of Strategy Support Team, SUPEX Council Project
Woo Seong Chey	Jan. 1974	Representative, SK Telecom Japan	PL of Unicorn Labs Tokyo Office

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2018 totaled approximately Won 4.5 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2018 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director, President and Chief Executive Officer	￦	1,150	￦	2,350	￦	6	—	￦	3,506
Young Sang Ryu	Executive Director and Head of MNO Business		269		300		10	—		579

Remuneration for our directors is determined by shareholder resolution. Severance allowances for our directors are determined by the board of directors in accordance with our regulation on severance allowances for officers, which was adopted by shareholder resolution. The regulation provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors.

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all standing directors, who also serve as our executive officers) during the year ended December 31, 2018 totaled approximately Won 38.3 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2018 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Sung Won Suh	Former Head of MNO Business	￦	700	￦	—	￦	13	￦	3,397	￦	4,110
Jung Ho Park	Executive Director, President and Chief Executive Officer		1,150		2,350		6		—		3,506
Ho Cheol Yeo	Former Head of Ethics Management Office		83		254		606		834		1,777
Byeong Hyeok Chun	Former Head of New MNO Group		363		344		—		968		1,675
Ho Soo Lee	Former Officer of ICT Advisory Board		410		226		—		564		1,200

On February 20, 2018, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 21, 2018. On February 22, 2019, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2019. The following table summarizes the exercisable stock options granted to our directors and executive officers as of March 31, 2019:

Recipient	Position	Grant date	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Executive Director, President and Chief Executive Officer	March 24, 2017	March 25, 2019	March 24, 2022	￦	246,750	22,168
			March 25, 2020	March 24, 2023		266,490	22,168
			March 25, 2021	March 24, 2024		287,810	22,168

Young Sang Ryu	Executive Director and Head of MNO Business	February 20, 2018	February 21, 2020	February 20, 2023		254,120	1,358
		March 26, 2019	March 27, 2021	March 26, 2024		254,310	1,734

Seong Ho Ha	Head of Corporate Relation Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,369
Hyoung Il Ha	Head of Corporate Development Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,564
Jin Hyo Park	Head of ICT R&D Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,300
Poong Young Yoon	Head of Corporate Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,244

Item 6.C.	Board Practices

For information regarding the expiration of each director’s term of appointment, as well as the period from which each director has served in such capacity, see the table set out under “Item 6.A. Directors and Senior Management” above.

Termination of Directors’ Services

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

Our audit committee is composed of four independent non-executive directors: Seok-Dong Kim, Jae Hoon Lee, Jae Hyeon Ahn, and Youngmin Yoon, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Seok-Dong Kim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Jung Ho Park, and two independent directors, Seok-Dong Kim and Jung Ho Ahn.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director, Young Sang Ryu, and five independent directors, Jae Hyeon Ahn, Jae Hoon Lee, Seok-Dong Kim, Jung Ho Ahn and Youngmin Yoon.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Jae Hoon Lee, Seok-Dong Kim and Jung Ho Ahn.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jae Hyeon Ahn, Jung Ho Ahn and Youngmin Yoon.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2016	24,569	1,275	25,844
December 31, 2017	29,450	1,158	30,608
December 31, 2018	33,999	5,910	39,909

Labor Relations

As of December 31, 2018, SK Telecom had a company union consisting of 2,513 regular employees out of 4,806 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2016 were completed in September 2016 and resulted in no change to the average monthly wage of SK Telecom employees. Our wage negotiations for 2017 were completed in November 2017 and resulted in an average monthly wage increase of 3% for SK Telecom employees. Our wage negotiations for 2018 were completed in September 2018 and resulted in an average monthly wage increase of 2.5% for SK Telecom employees. Our wage negotiations for 2019 have not commenced yet. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2018, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 926.3 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 816.7 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2018 was set at 3.52% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion. The contribution amount for 2017 was set at 2.49% of SK Telecom’s profit before income tax on a separate basis, or Won 40.0 billion. The contribution amount for 2016 was set at 2.24% of SK Telecom’s profit before income tax on a separate basis, or Won 35.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2019:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:

Jung Ho Park	Executive Director, President and Chief Executive Officer	1,000	*	None	66,504

Young Sang Ryu	Executive Director and Head of MNO Business	—	—	None	3,092

Executive Officers:

Sun Young Her	Head of Integrated Distribution Channel Center	107	*	None	—

Hyeon Kook Kim	Head of Western Regional Marketing Office	100	*	None	—

Ji Young Yeo	Head of TTS Business Unit	116	*	None	—

Jong Ryeol Kang	Head of ICT Infra Center	84	*	None

Jin Soo Seong	Head of Infra Solution Group	586	*	None	—

Jeong Bok Kim	Head of Metropolitan Infra Office	168	*	None	—

Sang Heon Lee	Head of Policy Development Office	77	*	None	—

Hyoung Do Lim	Head of Change Management Office	75	*	None	—

Jin Hur	PD of SK Research Institute for SUPEX Management	65	*	None	—

Ilung Kim	Officer of ICT Advisory Board	1,000	*	None	—

Yongsik Shin	Head of Smart Energy City Unit	128	*	None	—

Kiyoon Lee	Head of Customer Value Innovation Office	165	*	None	—

Zonggeun Chai	Head of Ethics Management Office	88	*	None	—

Seong Ho Ha	Head of Corporate Relation Center	—	—	None	1,369

Hyoung Il Ha	Head of Corporate Development Center	—	—	None	1,564

Jin Hyo Park	Head of ICT R&D Center	—	—	None	1,300

Poong Young Yoon	Head of Corporate Center	—	—	None	1,244

Total		3,759	*		75,073

*	Less than 1%.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2018, approximately 58.2% of our issued shares were held in Korea by approximately 51,368 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2018, there were at least 39,774 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 8,179,260 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 10.1% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2018 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(2)	Percentage of Total Shares Outstanding(3)
SK Holdings	21,624,120	26.8%	30.1%
Treasury shares(1)	8,875,883	11.0	—
National Pension Service	7,879,982	9.8	11.0

(1)

Treasury shares do not have any voting rights. In December 2018, we exchanged 1,260,668 treasury shares for all of the outstanding common shares of SK Infosec in a share exchange transaction with SK Holdings.

(2)	Calculated based on 80,745,711 total issued shares, which include 8,875,883 treasury shares, as of December 31, 2018.

(3)	Calculated based on 71,869,828 total outstanding shares as of December 31, 2018.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2018	2017	2016
	(As a percentage of total issued shares)(1)
SK Group(2)	26.8%	25.2%	25.2%
SK Holdings	26.8	25.2	25.2
National Pension Service	9.8	9.2	8.9

(1)

Includes 8,875,883 shares, 10,136,551 shares and 10,136,551 shares held in treasury as of December 31, 2018, 2017 and 2016, respectively. In December 2018, we exchanged 1,260,668 treasury shares for all of the outstanding common shares of SK Infosec in a share exchange transaction with SK Holdings.

(2)	SK Group’s ownership interest as of December 31, 2018, 2017 and 2016 consisted of the ownership interest of SK Holdings only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2019, SK Holdings held 26.8% of our shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2019, the total number of our common shares outstanding was 71,869,828.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 37 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2018.

SK Networks

As of December 31, 2018, we had Won 2.6 billion of accounts receivable from SK Networks. As of the same date, we had Won 167.4 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&Marketing. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,189.4 billion in 2018, Won 1,220.3 billion in 2017 and Won 1,131.6 billion in 2016.

SK Holdings

We enter into agreements with SK Holdings from time to time for specific information technology-related projects. The aggregate fees we paid to SK Holdings for information technology services amounted to Won 397.5 billion in 2018, Won 397.0 billion in 2017 and Won 449.2 billion in 2016. We also purchase various information technology-related equipment from SK Holdings from time to time. The total amount of such purchases was Won 151.5 billion in 2018, Won 283.6 billion in 2017 and Won 235.5 billion in 2016. We are a party to several service agreements with SK Holdings relating to the development and maintenance of our information technologies systems. We also pay SK Holdings for use of the SK brand.

In December 2018, we acquired SK Infosec from SK Holdings in a share exchange transaction, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Holdings in exchange for all of the issued and outstanding common shares of SK Infosec.

SK TNS

SK TNS Co., Ltd. (“SK TNS”) provides us with network construction and maintenance services and related equipment. The total amount of network equipment purchased from SK TNS was Won 493.8 billion in 2018 and Won 494.6 billion in 2017. As of December 31, 2018, we had Won 89.0 billion of accounts payable to SK TNS, mainly relating to payments for such services and equipment.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-88.

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

On March 20, 2019, the KCC imposed a fine of Won 975 million on us and issued a correctional order for providing discriminatory subsidies in violation of the MDDIA. We plan to implement remedial measures pursuant to such correctional order and report to the KCC on the implementation of such measures.

SK Communications Litigation

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications, our consolidated subsidiary. Various lawsuits were filed against SK Communications alleging that the leak was caused by its poor management of subscribers’ personal information. As of December 31, 2018, all twelve of such lawsuits were concluded, with eleven of them ending in final judgments in favor of SK Communications and one withdrawn by the plaintiffs.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2014	￦ 9,400	￦ 666.8	70,936,336
2015	10,000	708.1	70,609,160	(1)
2016	10,000	706.1	70,609,160
2017	10,000	706.1	70,609,160
2018	10,000	717.4	71,869,828	(2)

(1)	The number of shares entitled to the interim dividend was 72,629,160.

(2)	The number of shares entitled to the interim dividend was 70,609,160.

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

None.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under “Item 9.C. Markets” below where relevant.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2019, 71,869,828 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents one-ninth of one share of our common stock. As of March 31, 2019, ADSs representing 8,022,140 shares of our common stock were outstanding.

Item 9.D.	Selling Shareholders

Not applicable.

Item 9.E.	Dilution

Not applicable.

Item 9.F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

Not applicable.

Item 10.B.	Memorandum and Articles of Association

Description of Capital Stock

This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Korean Commercial Code, the Telecommunications Business Act and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA, the Korean Commercial Code and the Telecommunications Business Act. We have filed a copy of our articles of incorporation as an exhibit to our annual reports on Form 20-F.

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended, our objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2019, 80,745,711 common shares were issued, of which 8,875,883 shares were held by us in treasury. In December 2018, we exchanged 1,260,668 treasury shares for all of the issued and outstanding common shares of SK Infosec in a share exchange transaction with SK Holdings. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Item 10.C.	Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 37 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

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

Subject to certain limitations, the MOEF has authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the MOEF may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), impose an obligation to deposit, safe-keep or sell any means of payment to The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies or impose an obligation on a resident that holds a claim against a non-resident to collect such claim to enable the recovery of the relevant debt back to Korea; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Won, exchange rate or other macroeconomic policies, the MOEF may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund, certain other governmental agencies or financial companies.

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

Government Review of Issuances of ADSs

In order for us to issue ADSs in excess of US$30 million, we are required to submit a report to the MOEF with respect to the issuance of the ADSs prior to and after such issuance; provided that such US$30 million threshold amount would be reduced by the aggregate principal amount of any foreign currency loans borrowed, and any securities offered and issued, outside Korea during the one-year period immediately preceding the report’s submission date. The MOEF may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs.

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

We submitted a report to and obtained acceptance thereof by the MOEF for the issuance of ADSs up to an amount corresponding to 24,321,893 common shares. No additional Korean governmental approval is necessary for the issuance of ADSs except that if the total number of our common shares on deposit for conversion into ADSs exceeds 24,321,893 common shares, we may be required to file a report to and obtain acceptance thereof by the MOEF with respect to the increase of such limit and the issuance of additional ADSs.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service of Korea (the “FSS”), as described below. The acquisition of the shares by a foreigner must be reported by the foreigner or his or her standing proxy in Korea immediately to the Governor of the FSS (the “Governor”).

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

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold our common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10.0% or more of any class of our stock (by vote or value).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “— Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2018 taxable year, but the Internal Revenue Service (“IRS”) could disagree with that conclusion and it is possible that we could become a PFIC in 2019 or subsequent taxable years, as discussed below.

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

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. Although we do not believe that we were a PFIC in 2018, it is possible that the IRS or a court could disagree with that conclusion, and there is a significant risk that we could be treated as a PFIC in the current year or in future years due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix, which is treated as a passive asset for this purpose. Accordingly, there can be no assurance that we will not be classified as a PFIC for 2018 or in the current or future years.

You should consult your own tax advisors regarding our classification as a PFIC for 2018 or in the current or future years.

If we are classified as a PFIC, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), including gain that you recognize on the sale of your shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your shares or ADSs at death.

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

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

The tax is withheld by the payer of the dividend. While it is the payer that is required to withhold the tax, Korean law generally entitles the person who was subject to the withholding of Korean tax to recover from the Government any part of the Korean tax withheld upon providing evidence that it was entitled to have tax withheld at a lower rate if certain conditions are met.

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

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (1) all assets (wherever located) of the deceased if at the time of his death he was a tax resident of Korea and (2) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above. The taxes are imposed if the value of the relevant property is above a certain limit and vary depending on the value of the property and the identity of the parties involved.

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$40.3 million of borrowings from December 2013, US$500 million of bonds issued in April 2018 and US$300 million of bonds issued in August 2018. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 36.8 billion of borrowings from December 2016, Won 12.3 billion of borrowings from January 2017 and Won 50.0 billion of borrowings from December 2017. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of 0.4%, or Won 15.3 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2018. For a further discussion of our exchange rate risk exposures, see note 36(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2018:

	Maturities
	2019		2020		2021		2022		2023		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	924.6	￦	589.1	￦	887.9	￦	758.0	￦	2,430.2	￦	2,115.6	￦	7,705.5	￦	8,109.4
Average weighted rate(1)		2.78%		2.33%		2.64%		2.58%		3.81%		2.82%
Variable rate		102.3		—		36.8		50.0		49.8		—		238.8		238.8
Average weighted rate(1)		3.32%		—		2.32%		2.78%		2.72%		—
Sub-total		1,026.9		589.1		924.7		808.0		2,480.0		2,115.6		7,944.3		8,348.2

Foreign currency:
Fixed-rate		—		—		—		44.4		885.7		442.3		1,372.5		1,625.8
Average weighted rate(1)		—		—		—		1.70%		3.80%		6.63%
Variable rate		—		335.1		—		—		—		—		335.1		335.1
Average weighted rate(1)		—		2.80%		—		—		—		—
Sub-total		—		335.1		—		44.4		885.7		442.3		1,707.6		1,960.9

Total	￦	1,026.9	￦	924.2	￦	924.7	￦	852.4	￦	3,365.7	￦	2,558.0	￦	9,651.9	￦	10,309.1

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 1.4 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2018. For a further discussion of our interest rate risk exposures, see note 36(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2018, 2017 and 2016, a 10.0% increase in the equity indices where our equity investments at fair value through other comprehensive income are listed, with all other variables held constant, would have increased our total equity by Won 29.4 billion, Won 58.9 billion and Won 52.6 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our available-for-sale equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2018, we received US$2,764,793 from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2018. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We acquired LSH and its subsidiaries during 2018, and we excluded from our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 LSH and its subsidiaries’ internal control over financial reporting associated with total assets (including amounts resulting from the purchase accounting adjustments and goodwill) of Won 2,611.8 billion and total revenues of Won 197.5 billion included in our consolidated financial statements as of and for the year ended December 31, 2018. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2018 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2018, we adopted IFRS 15 and implemented significant new revenue accounting systems, processes and internal controls over revenue recognition to assist us in the application of IFRS 15. Other than as discussed above, there has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Seok-Dong Kim is the chairman of our audit committee and was determined to be an “audit committee financial expert” within the meaning of this Item 16A by the board of directors. The board of directors have further determined that Seok-Dong Kim is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(In millions of Won)
Audit Fees	￦5,845	￦	5,625
Audit-Related Fees	222		35
Tax Fees	355		323
All Other Fees	120		300

Total	￦6,542	￦	6,283

“Audit Fees” are the aggregate fees billed by KPMG Samjong for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG Samjong for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for services which are related to issuance of comfort letters in connection with our bond offerings.

“Tax Fees” are fees for professional services rendered by KPMG Samjong for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

“All Other Fees” are fees billed by KPMG Samjong for consulting services related to the preparation of our investor relations materials in 2018 and our corporate social responsibility project in 2017.

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

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation review committee comprised of three independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	Although we do not maintain separate corporate governance guidelines, we are in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

SK Telecom Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the Group) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2019 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Adoption of New Accounting Standard

As discussed in Note 3 and 4 to the consolidated financial statements, effective January 1, 2018, the Group changed its method for recognizing revenue as a result of adoption of IFRS 15, Revenue from Contracts with Customers. The Group has taken an exemption not to restate the comparative consolidated financial statements in accordance with transition requirements of the standard.

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

April 26, 2019

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

SK Telecom Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited SK Telecom Co., Ltd. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements) and our report dated April 26, 2019, expressed an unqualified opinion on those consolidated financial statements.

The Group acquired Life & Security Holdings Co., Ltd. and subsidiaries during 2018, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2018, Life & Security Holdings Co., Ltd. and subsidiaries’ internal control over financial reporting associated with total assets (including amounts resulting from the purchase accounting adjustments and goodwill) of ￦2,611,838 million and total revenues of ￦197,487 million included in the consolidated financial statements of the Group as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Life & Security Holdings Co., Ltd. and subsidiaries.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 26, 2019

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,35,36	￦	1,506,699	1,457,735
Short-term financial instruments	3,6,35,36,38		1,045,676	616,780
Short-term investment securities	3,11,35,36		195,080	144,386
Accounts receivable — trade, net	3,7,35,36,37		2,008,640	2,126,007
Short-term loans, net	3,7,35,36,37		59,094	62,830
Accounts receivable — other, net	3,7,35,36,37,38		937,837	1,260,835
Prepaid expenses	3,8		1,769,559	197,046
Contract assets	3,9		90,072	—
Inventories, net	10		288,053	272,403
Derivative financial assets	3,22,35,36		13	—
Advance payments and other	3,7,35,36,37		58,116	63,777

			7,958,839	6,201,799

Non-Current Assets:
Long-term financial instruments	3,6,35,36		1,221	1,222
Long-term investment securities	3,11,35,36		664,726	887,007
Investments in associates and joint ventures	13		12,811,771	9,538,438
Property and equipment, net	14,37,38		10,718,354	10,144,882
Goodwill	12,15		2,938,563	1,915,017
Intangible assets, net	16		5,513,510	3,586,965
Long-term contract assets	3,9		43,821	—
Long-term loans, net	3,7,35,36,37		29,034	50,874
Long-term accounts receivable — other	3,7,35,36,37,38		274,053	287,048
Long-term prepaid expenses	3,8		895,272	90,834
Guarantee deposits	3,7,35,36,37		313,140	292,590
Long-term derivative financial assets	3,22,35,36		55,444	253,213
Defined benefit assets	21		31,926	45,952
Deferred tax assets	3,32		92,465	88,132
Other non-current assets	7,35,36		26,972	44,696

			34,410,272	27,226,870

Total Assets		￦	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,35,36	￦	80,000	130,000
Current portion of long-term debt, net	17,35,36		984,272	1,530,948
Current portion of long-term payables — other	18,35,36		424,243	302,703
Accounts payable — trade	35,36,37		381,302	351,711
Accounts payable — other	35,36,37		1,913,813	1,867,074
Withholdings	3,35,36,37		1,353,663	961,501
Accrued expenses	35,36,37		1,299,217	1,327,906
Income tax payable	32		182,343	219,791
Unearned revenue	3		—	175,732
Provisions	3,19,38		87,993	52,057
Receipts in advance	3		—	161,266
Contract liabilities	3,9		140,711	—
Derivative financial liabilities	22,35,36		—	28,406
Other current liabilities			—	28

			6,847,557	7,109,123

Non-Current Liabilities:
Debentures, excluding current portion, net	17,35,36		6,572,211	5,596,570
Long-term borrowings, excluding current portion, net	17,35,36,38		2,015,365	211,486
Long-term payables — other	18,35,36		1,968,784	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,9		43,102	—
Defined benefit liabilities	21		141,529	61,960
Long-term derivative financial liabilities	22,35,36		4,184	11,064
Long-term provisions	19,38		99,215	32,669
Deferred tax liabilities	3,32		2,269,792	978,693
Other non-current liabilities	3,35,36		58,122	44,094

			13,172,304	8,290,351

Total Liabilities			20,019,861	15,399,474

Shareholders’ Equity
Share capital	1,23		44,639	44,639
Capital surplus (deficit) and others	12,23,24,26		256,325	(202,237)
Hybrid bonds	25		398,759	398,518
Retained earnings	3,27		22,144,541	17,835,946
Reserves	3,28		(373,442)	(234,727)

Equity attributable to owners of the Parent Company			22,470,822	17,842,139
Non-controlling interests			(121,572)	187,056

Total Shareholders’ Equity			22,349,250	18,029,195

Total Liabilities and Shareholders’ Equity		￦	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2018, 2017 and 2016

(In millions of won except for per share data)	Note	2018		2017	2016
Operating revenue and other income:	3,5,37
Revenue		￦	16,873,960	17,520,013	17,091,816
Other income	30,37		71,950	31,997	66,548

			16,945,910	17,552,010	17,158,364

Operating expenses:	3,37
Labor			2,288,655	1,966,156	1,869,763
Commissions			5,002,598	5,486,263	5,376,726
Depreciation and amortization	5		3,126,118	3,097,466	2,941,886
Network interconnection			808,403	875,045	954,267
Leased line			309,773	342,240	394,412
Advertising			468,509	522,753	438,453
Rent			529,453	520,244	517,305
Cost of goods sold			1,796,146	1,886,524	1,838,368
Others	30		1,782,404	1,630,747	1,523,766

			16,112,059	16,327,438	15,854,946

Operating profit	5		833,851	1,224,572	1,303,418
Finance income	5,31		256,435	366,561	575,050
Finance costs	5,31		(385,232)	(433,616)	(326,830)
Gain relating to investments in subsidiaries, associates and joint ventures, net	1,5,13		3,270,912	2,245,732	544,501

Profit before income tax	5		3,975,966	3,403,249	2,096,139
Income tax expense	32		843,978	745,654	436,038

Profit for the year		￦	3,131,988	2,657,595	1,660,101

Attributable to :
Owners of the Parent Company		￦	3,127,887	2,599,829	1,675,967
Non-controlling interests			4,101	57,766	(15,866)
Earnings per share	33
Basic and diluted earnings per share (in won)		￦	44,066	36,582	23,497

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)	Note	2018		2017	2016
Profit for the year		￦	3,131,988	2,657,595	1,660,101
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(41,490)	5,921	(7,524)
Valuation loss on financial assets at fair value through other comprehensive income	28,31		(130,035)	—	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,31		—	158,440	(223,981)
Net change in other comprehensive income of investments in associates and joint ventures	13,28,31		(14,577)	(141,008)	(9,939)
Net change in unrealized fair value of derivatives	22,28,31		32,227	22,586	(13,218)
Foreign currency translation differences for foreign operations	28		12,291	(46,952)	7,331

Other comprehensive loss for the year, net of taxes			(141,584)	(1,013)	(247,331)

Total comprehensive income		￦	2,990,404	2,656,582	1,412,770

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	3,000,503	2,597,160	1,432,982
Non-controlling interests			(10,099)	59,422	(20,212)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	Attributable to owners							Non- controlling interests
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total		Total equity
Balance at January 1, 2016	￦	44,639	(209,008)	398,518	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss (note 13,21,22,28,31)		—	—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Annual dividends (note 34)		—	—	—	(635,482)	—	(635,482)	(300)	(635,782)
Interim dividends (note 34)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	—	10,269	42,526	52,795

		—	10,269	—	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430

Balance at January 1, 2017	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year		—	—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (note 13,21,22,28,31)		—	—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

		—	—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends (note 34)		—	—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends (note 34)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Share option (note 26)		—	414	—	—	—	414	—	414
Changes in ownership in subsidiaries		—	(3,912)	—	9	—	(3,903)	(17,116)	(21,019)

		—	(3,498)	—	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance at December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	Attributable to owners							Non- controlling interests
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total		Total equity
Balance, December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting IFRS 15 (note 3)		—	—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting IFRS 9 (note 3)		—	—	—	60,026	(68,804)	(8,778)	—	(8,778)
Balance, January 1, 2018		44,639	(202,237)	398,518	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year		—	—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive income (loss) (note 13,21,22,28,31)		—	—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

		—	—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends (note 34)		—	—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends (note 34)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Share option (note 26)		—	593	—	—	—	593	196	789
Interest on hybrid bonds		—	—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds (note 25)		—	(1,482)	(398,518)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds (note 25)		—	—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange (note 12)		—	129,595	—	—	—	129,595	—	129,595
Changes in ownership in subsidiaries		—	329,856	—	—	—	329,856	(298,725)	31,131

		—	458,562	241	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance at December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)	2018		2017	2016
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	3,131,988	2,657,595	1,660,101
Adjustments for income and expenses (note 39)		1,568,919	2,096,764	3,039,561
Changes in assets and liabilities related to operating activities (note 39)		25,949	(261,468)	13,764

		4,726,856	4,492,891	4,713,426
Interest received		59,065	66,713	44,602
Dividends received		195,671	106,674	98,267
Interest paid		(255,189)	(234,127)	(245,236)
Income tax paid		(393,823)	(576,331)	(367,891)

Net cash provided by operating activities		4,332,580	3,855,820	4,243,168

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		—	—	222,322
Collection of short-term loans		117,610	216,700	238,980
Decrease in long-term financial instruments		5	27	28
Proceeds from disposals of long-term investment securities		371,816	129,726	555,519
Proceeds from disposals of investments in associates and joint ventures		74,880	5,925	66,852
Proceeds from disposals of property and equipment		58,256	29,368	22,549
Proceeds from disposals of intangible assets		5,851	8,848	16,532
Collection of long-term loans		10,075	6,205	1,960
Decrease in deposits		7,490	24,550	14,894
Proceeds from disposals of other non-current assets		1,186	1,185	728
Proceeds from disposals of subsidiaries		—	30,132	—
Cash inflow from business combination		38,925	4,112	—
Receipt of government grants		—	—	300

		686,094	456,778	1,140,664
Cash outflows for investing activities:
Increase in short-term financial instruments, net		(373,450)	(156,012)	—
Increase in short-term investment securities, net		(49,791)	(28,975)	(6,334)
Increase in short-term loans		(112,319)	(205,878)	(239,303)
Increase in long-term loans		(6,057)	(5,869)	(32,287)
Increase in long-term financial instruments		(2)	(2,034)	(342)
Acquisitions of long-term investment securities		(19,114)	(19,328)	(30,949)
Acquisitions of investments in associates and joint ventures		(206,340)	(193,100)	(130,388)
Acquisitions of property and equipment		(2,792,390)	(2,715,859)	(2,490,455)
Acquisitions of intangible assets		(503,229)	(145,740)	(635,387)
Increase in deposits		(8,591)	(26,377)	(12,943)
Increase in other non-current assets		(5,927)	(47)	(763)
Cash outflow for business combination		(654,685)	(26,566)	(23,530)
Cash outflow for disposal and liquidation of subsidiaries		(1,924)	(1,600)	(191)

		(4,733,819)	(3,527,385)	(3,602,872)

Net cash used in investing activities	￦	(4,047,725)	(3,070,607)	(2,462,208)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)	2018		2017	2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	—	127,386	—
Proceeds from issuance of debentures		1,809,641	973,291	776,727
Proceeds from long-term borrowings		1,920,114	120,000	49,000
Proceeds from issuance of hybrid bonds		398,759	—	—
Cash inflows from settlement of derivatives		23,247	188	251
Cash received from transfer of interests in subsidiaries to non-controlling interests		499,926	40,938	35,646

		4,651,687	1,261,803	861,624
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(87,701)	—	(257,386)
Repayments of long-term account payables-other		(305,644)	(305,476)	(122,723)
Repayments of debentures		(1,487,970)	(842,733)	(770,000)
Repayments of long-term borrowings		(1,780,708)	(32,701)	(33,387)
Repayments of hybrid bonds		(400,000)	—	—
Cash outflows from settlement of derivatives		(29,278)	(105,269)	—
Payments of finance lease liabilities		—	—	(26)
Payments of dividends		(706,091)	(706,091)	(706,091)
Payments of interest on hybrid bonds		(15,803)	(16,840)	(16,840)
Transactions with non-controlling shareholders		(76,805)	(79,311)	—

		(4,890,000)	(2,088,421)	(1,906,453)

Net cash used in financing activities		(238,313)	(826,618)	(1,044,829)

Net increase (decrease) in cash and cash equivalents		46,542	(41,405)	736,131
Cash and cash equivalents at beginning of the year		1,457,735	1,505,242	768,922
Effects of exchange rate changes on cash and cash equivalents		2,422	(6,102)	189

Cash and cash equivalents at end of the year	￦	1,506,699	1,457,735	1,505,242

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other minority shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2018 and 2017 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication service	98.7	98.1
	Eleven Street Co., Ltd.(*2,4)	Korea	E-commerce	81.8	—
	IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices	52.6	45.9

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.(*4)	Singapore	Used device distribution business	—	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.(*4)	Korea	System software development and supply	—	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Telecom Japan Inc.(*4)	Japan	Information gathering and consulting	100.0	—
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	65.6	4.6
	Quantum Innovation Fund I(*4)	Korea	Investment (holdings company)	59.9	—
	Life & Security Holdings Co., Ltd.(*4)	Korea	Investment(holdings company)	55.0	—
	SK Infosec Co., Ltd.(*4)	Korea	Information security service	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.(*4)	Singapore	Digital contents sourcing service	—	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.(*4)	Thailand	Electronic commerce	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Hello Nature Ltd.(*4)	Korea	Retail of agro-fisheries and livestock	49.9	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	Japan	Sale of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.(*4)	Japan	Digital contents service	—	100.0
	groovers Inc.(*4)	Korea	Sale of contents and Mastering Quality Sound album	100.0	44.2
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.(*4)	Korea	Security and maintenance services	—	100.0
	SK TELINK VIETNAM Co., Ltd.(*4)	Vietnam	Communications device retail business	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*4)	Korea	Unmanned security	100.0	—
	CAPSTEC Co., Ltd.(*4)	Korea	Manned security	100.0	—
	ADT SECURITY Co., Ltd.(*4)	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	—
Subsidiary owned by id Quantique SA	Id Quantique LLC(*4)	Korea	Quantum information and communications service	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. on August 31, 2018. 80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 1.5% are held by SK Planet Co., Ltd. H&Q Korea Partners, LLC acquired 1,863,093 shares of redeemable convertible preferred stocks for ￦ 500,000 million in cash and owns 18.2% of the shares issued by Eleven Street Co., Ltd. The Parent Company is obliged to guarantee at least 1% of dividend per

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

annum of the preferred stock’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or the date the qualifying listing period is completed, whichever occurs first (see note 29). The present value of obligatory dividends amounting to ￦23,191 million are recognized as financial liabilities as of December 31, 2018.

(*3)

The Parent Company participated in a third party allotment offering to itself and to SM Entertainment Co., Ltd., and acquired 7,420,091 shares out of 7,990,867 new shares that were issued by the subsidiary. As a result, the ownership interest has changed from 45,9% to 52.6%.

(*4)	Details of changes in the consolidation scope for the year ended December 31, 2018 are presented and explained separately in Note 1-(4).

(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

(3)    Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
IRIVER LIMITED(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED.

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICE ACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
Eleven Street Co., Ltd.	Spun-off from SK Planet Co., Ltd.

id Quantique SA	Acquired additional ownership interests by the Parent Company

SK Telecom Japan Inc.	Established by the Parent Company

groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED

SK TELINK VIETNAM Co., Ltd.	Established by SK Telink Co., Ltd.

Quantum Innovation Fund I	Acquired by the Parent Company

Life & Security Holdings Co., Ltd.	Acquired by the Parent Company

ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

SK Infosec Co., Ltd.	Acquired by the Parent Company

Id Quantique LLC	Established by id Quantique SA

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.

Hello Nature Ltd.	Loss of control due to third parties’ investments

SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.

S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.

SK Planet Global PTE. Ltd.	Liquidated

NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.

SKT Vietnam PTE. Ltd.	Liquidated

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(5)    The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2018, 2017 and 2016 are as follows. There were no dividends paid during the years ended December 31, 2017 and 2016 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd. (*)
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19	45.00

	As of December 31, 2018
Current assets	￦	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	￦	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	￦	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)

Dividend paid to non-controlling interests during the year ended December 31, 2018	￦	36,178	—	—	—	—

(*)

The financial information of Life & Security Holdings Co., Ltd. is related to the period subsequent to the acquisition by the Parent Company on October 1, 2018 and includes fair value adjustments from the business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	￦	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	￦	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	￦	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	￦	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	￦	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	￦	(4,891)	(4,447)
Net cash provided by (used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase (decrease) in cash and cash equivalents		(1,266)	26,183

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

2.	Basis of Preparation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2019.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

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

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), determination of amortization period of incremental costs of obtaining a contract, determination of stand-alone selling prices and classification of lease.

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 36), estimated useful lives of costs to obtain a contract (notes 3 (1) and 8), property and equipment and intangible assets (notes 4 (8), (10), 14 and 16), impairment of goodwill (notes 4 (13) and 15), recognition of provision (notes 4 (18) and 19), measurement of defined benefit liabilities (notes 4 (17) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (26) and 19).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

3)    Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

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

Information about assumptions used for fair value measurements are included in note 36.

3.	Changes in accounting policies

The significant accounting policies applied by the Group in these consolidated financial statements are the same for all periods presented, except for the changes in accounting policies described below.

(1)    IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. IFRS 15 replaced the revenue recognition guidance, including IAS 18, Revenue, IAS 11, Construction Contracts, SIC 31, Revenue: Barter Transactions Involving Advertising Services, International Financial Reporting Interpretations Committee (“IFRIC”) 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, and IFRIC 18, Transfers of Assets from Customers.

The Group has initially applied IFRS 15, Revenue from Contracts with Customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied IFRS 15 only to contracts that were not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by IFRS 15.

1)    Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. IFRS 15 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case of providing a wireless telecommunications service and selling a handset together to one customer, the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Group allocates considerations from the customer between handset sales revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

The Group also determined that pursuant to IFRS 15, the installation service provided with the fixed-line telecommunication services is not distinct from the related fixed-line telecommunication services such as high speed broadband Internet or Internet Protocol TV (IPTV) services. Therefore, the Group concluded that the installation service and related fixed-line telecommunication service together represents one performance obligation. Therefore, installation fee is recognized as revenue over the contract term in which the Group has to provide fixed-line telecommunication services. The Group recognized ￦23,063 million as contract liability on the consolidated statement of financial position as of January 1, 2018 due to such change in the accounting policies.

2)    Allocation of the transaction price to each performance obligations

In accordance with IFRS 15, the Group allocates the transaction price of a contract to each performance obligation on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. However, in some circumstances, the Group uses ‘expected cost plus a margin’ approach.

In the case of providing a telecommunications service and selling a handset together to one customer, the Group allocates the transaction price based on relative stand-alone selling prices. As a result of applying IFRS 15, the Group recognized ￦112,690 million and ￦30,363 million of considerations allocated to handset sales revenue as contract assets and long-term contract assets, respectively, at January 1, 2018.

3)    Incremental costs to acquire a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically were expensed as incurred and recognized as operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. IFRS 15 requires the Group to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers that were calculated based on the Group’s historical subscriber churn rate. The Group identifies units for recognizing and amortizing incremental costs of obtaining contracts by service. As a result of applying IFRS 15, the Group recognized ￦1,695,704 and ￦693,393 million of prepaid expenses and long-term prepaid expenses respectively as at the date of initial application, January 1, 2018

4)    Presentation of contract liability

Under IFRS 15, the Group reclassified the receipts in advance and unearned revenue amounting to ￦109,555 million that are related to prepaid rate plans and customer loyalty program to contract liabilities as at January 1, 2018.

5)    Impact of adopting IFRS 15 on the consolidated financial statements

If the previous standards were applied to the Group’s consolidated statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would have been decreased by ￦1,577,992 million and ￦799,607 million, respectively, and contract assets and long-term contract assets would have been decreased by ￦90,072 million and ￦43,821 million. As a result, total assets would have been decreased by ￦2,503,025 million with ￦8,467 million increase in deferred tax assets. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would have been decreased by ￦140,711 million, ￦43,102 million and ￦664,240 million, respectively, while other liabilities such as receipts in advance and

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

unearned revenue would have been increased by ￦156,880 million. As a result, total liabilities would have been decreased by ￦691,173 million. In relation to these changes in assets and liabilities, retained earnings and capital surplus and others would have been decreased by ￦1,811,780 million, ￦4,596 million respectively. Non-controlling interests would have been increased by ￦4,524 million.

If the previous standards were applied to the Group’s consolidated statement of income for year ended December 31, 2018, revenues, advertising expenses and commission expenses would have been increased by ￦85,801 million, ￦51,204 million and ￦12,714 million respectively, for which the total operating expenses would have been increased by ￦66,137 million resulting in operating profit and profit before income tax to be increased by ￦19,664 million. As a result, profit for the year would have been increased by ￦88,197 million with decrease in income tax expense of ￦68,533 million.

The adoption of IFRS 15 did not have a material impact on the Group’s consolidated statement of cash flows for the year ended December 31, 2018.

(2)    IFRS 9, Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement. The Group adopted IFRS 9, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to IFRS 9 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	￦	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable — trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	￦	(68,804)	60,026

1)    Classification of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held-to-maturity, available-for-sale, and loans and receivables.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of IFRS 9, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable — trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

The following table explains the original measurement categories under IAS 39 and the changes in measurement categories under IFRS 9 for each class of the Group’s financial assets as at the date of initial application, January 1, 2018:

(In millions of won)
	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39		New carrying amount under IFRS 9	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	￦	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable — trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable — other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable — other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable — trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable — other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable — other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities(*1)	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			￦	7,461,181	7,449,184	(11,997)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*1)	As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ￦205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of IFRS 9 are never separated, the available-for-sale financial assets related to the redeemable convertible preferred shares of ￦15,342 million and the related derivative financial assets of ￦222,257 million were reclassified to financial assets measured at FVTPL which were not designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ￦5,336 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ￦4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ￦1,984 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)	As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ￦713,613 million were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ￦713,399 million and ￦214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ￦ (-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ￦5,441 million due to the fair value measurement of financial assets which were stated at cost under IAS 39. The Group designated equity instruments that are not held for trading as FVOCI on initial application of IFRS 9 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)	As of January 1, 2018, accounts receivable — other of ￦1,074,063 million were reclassified to financial assets at FVTPL. Upon the initial application of IFRS 9, the Group reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

2)    Impairment of financial assets

IFRS 9 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under IAS 39 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3)    Hedge accounting

Upon initial application of IFRS 9, the Group elected to apply hedge accounting requirements under IFRS 9. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under IAS 39, there is no material effect of applying IFRS 9.

(3)    The following table explains the impacts of adopting IFRS 15 and 9 on the Group’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		IFRS 15	IFRS 9	Restated
Current Assets:	￦	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable — trade, net		2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable — other, net		1,260,835	—	(99)	1,260,736
Prepaid expenses		197,046	1,695,704	—	1,892,750
Contract assets		—	112,690	—	112,690
Others		2,617,911	—	—	2,617,911
Non-Current Assets:		27,226,870	718,898	1,052	27,946,820
Long-term investment securities		887,007	—	223,309	1,110,316
Long-term prepaid expenses		90,834	693,393	—	784,227
Long-term contract assets		—	30,363	—	30,363
Deferred tax assets		88,132	(4,858)	—	83,274
Long-term derivative financial assets		253,213	—	(222,257)	30,956
Others		25,907,684	—	—	25,907,684

Total Assets	￦	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities:		7,109,123	12,485	—	7,121,608
Provisions		52,057	(215)	—	51,842
Contract liabilities		—	114,284	—	114,284
Receipts in advance		161,266	(161,266)	—	—
Unearned revenue		175,732	(175,732)	—	—
Withholdings		961,501	235,414	—	1,196,915
Others		5,758,567	—	—	5,758,567
Non-Current Liabilities:		8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities		—	19,100	—	19,100
Long-term unearned revenue		7,052	(7,052)	—	—
Other non-current liabilities		44,094	(919)	—	43,175
Deferred tax liabilities		978,693	599,315	(3,219)	1,574,789
Others		7,260,512	—	—	7,260,512

Total Liabilities	￦	15,399,474	622,929	(3,219)	16,019,184

Share capital		44,639	—	—	44,639
Capital surplus and others		196,281	—	—	196,281
Retained earnings		17,835,946	1,900,049	60,026	19,796,021
Reserves		(234,727)	—	(68,804)	(303,531)
Non-controlling interests		187,056	—	—	187,056

Total Shareholders’ Equity	￦	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	￦	33,428,669	2,522,978	(11,997)	35,939,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in note 3.

(1)    Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)    Basis of consolidation

1)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on IAS 32 and IFRS 9.

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

2)    Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3)    Subsidiaries

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

For the years ended December 31, 2018, 2017 and 2016

4)    Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)    Interest in investees accounted for using the equity method

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

The investment in an associate and a joint venture is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

•	significant financial difficulty of the associate or joint venture;

•	a breach of contract, such as a default or delinquency in payments by the associate or joint venture;

•

the entity, for economic or legal reasons relating to its associate’s or joint venture’s financial difficulty, granting to the associate or joint venture a concession that the entity would not otherwise consider;

•	it becoming probable that the associate or joint venture will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for the net investment because of financial difficulties of the associate or joint venture.

6)    Intra-group transactions

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

7)    Business combinations under common control

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

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)    Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)    Financial assets — Policies applicable from January 1, 2018

1)    Classification

The Group classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss (“FVTPL”)

•	financial assets at fair value through other comprehensive income (“FVOCI”), and

•	financial assets measured at amortized cost

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The Group reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2)    Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to the acquisition. Transaction costs for a financial asset at FVTPL are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

(i)    Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Group classifies debt investments into one of the following categories:

①	Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

②	Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest.

Changes in fair value other than impairment losses and reversal of impairment losses, interest income and foreign exchange gains and losses are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

③	Financial assets at fair value through profit or loss (“FVTPL”)

Debt investments that are not classified at amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

(ii)    Equity investments

The Group subsequently measures all of its equity investments at fair value. The Group elected to recognize the changes in fair value of the equity investments that are held for long term or strategic purposes in other comprehensive income. The amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income when the right to receive the dividends is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs in the statement of income for the period.

3)    Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables — trade and lease receivables from the initial recognition.

4)    Recognition and derecognition

A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

If the Group retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

5)    Offsetting

A financial asset and a financial liability is offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)    Financial assets — Policies applied before January 1, 2018

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

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

1)    Financial assets at fair value through profit or loss

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

2)    Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

3)    Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4)    Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5)    Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

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

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)    Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

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

(iii)    Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed to the amount of amortized cost that would otherwise have been recognized as of the recovery date.

6)    De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or the Group transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

7)    Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and presented in net in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)    Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)    Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

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

2)    Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

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

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

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

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)    Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use with no foreseeable limits to the periods. Therefore they are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Software	2 ~ 5
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

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

1)    Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)    Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)    Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment loss.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment properties, except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)    Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)    Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)    Finance leases

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

2)    Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)    Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

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

(15)    Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36, Impairment of Assets.

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

1)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

Subsequent to initial recognition, these liabilities are measured at fair value. Effective January 1, 2018, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk is recognized in other comprehensive income with the remaining amount of the change in fair value recognized in profit or loss, unless this treatment of credit risk component creates or enlarges measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss. However, for financial liabilities held for trading and loan commitments and financial guarantee contracts that are designated as at fair value through profit or loss, all changes in fair value are recognized in profit or loss.

2)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

3)    Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(17)    Employee benefits

1)    Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)    Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)    Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)    Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

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

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

5)    Termination benefits

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

(18)    Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)    Transactions in foreign currencies

1)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

2)    Foreign operations

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

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)    Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)    Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)    Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(23)    Revenue — Policies applicable from January 1, 2018

The Group has initially adopted IFRS 15, Revenue from Contracts with Customers from January 1, 2018. See note 3 (1) for additional information.

Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities.

1)    Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)    Allocation of the transaction price to each performance obligation

In accordance with IFRS 15, the Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. Thus, the stand-alone selling price is the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

observable price of a good or service when the good or service is sold separately in similar circumstances and to similar customers. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3)    Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

(24)    Revenue — Policies applied before January 1, 2018

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

1)    Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, installation service and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

2)    Goods sold

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

3)    Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

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

For the years ended December 31, 2018, 2017 and 2016

4)    Customer loyalty programs

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

(25)    Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(26)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

1)    Current tax

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

2)    Deferred tax

Deferred tax is recognized using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

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

(28)    Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

IFRS 16 Leases

IFRS 16, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16, replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC 15, Operating Leases — Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Group can apply a practical expedient to grandfather their previous assessment of whether existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (lease term ends within 12 months at the commencement date of the lease) or leases of low-value items (assets with a value of ￦6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

A lessor’s accounting remains similar to current requirements, IAS 17 Leases.

1)    A lessee’s accounting — application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initial application of the standard as an adjustment to equity at the date of initial application.(‘Modified retrospective approach’)

The Group plans to apply IFRS 16 initially on January 1, 2019 by using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Group is assessing the financial impact of the adoption of IFRS 16 on its consolidated financial statements. It is impractical to provide a reasonable estimate of the financial impact until the Group completes this analysis.

The Group plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Group plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

According to the Group’s preliminary analysis of application of the IFRS 16, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Group expects lease expenses to decrease and, depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase.

2)    A lessor’s accounting — application and financial impacts

The Group expects that financial impact of the lessor accounting is not significant to the consolidated financial statements due to the lessor accounting remaining similar to current requirements, IAS 17, Leases.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which from 2018 include only the Eleven Street Co., Ltd., the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(1) Segment information for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	13,961,762	3,973,533	674,359	1,198,865	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,040,935	56,280	254,479	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,932,598	618,079	944,386	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	643,941	16,446	123,869	3,126,118	—	3,126,118
Operating profit (loss)		1,299,869	228,225	(67,757)	(258,577)	1,201,760	(367,909)	833,851
Gain relating to investments in subsidiaries, associates and joint ventures, net								3,270,912
Finance income								256,435
Finance costs								(385,232)

Profit before income tax								3,975,966

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	￦	14,873,543	3,586,887	684,762	1,195,977	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	37,662	309,350	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	647,100	886,627	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	15,221	99,352	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(153,946)	(191,021)	1,536,626	(312,054)	1,224,572
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Finance income								366,561
Finance costs								(433,616)

Profit before income tax								3,403,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	￦	14,635,720	3,349,905	608,585	1,295,112	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	62,360	405,623	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	546,225	889,489	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	14,783	112,929	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(245,703)	(150,139)	1,535,744	(232,326)	1,303,418
Gain relating to investments in subsidiaries, associates and joint ventures, net								544,501
Finance income								575,050
Finance costs								(326,830)

Profit before income tax								2,096,139

(*)

Segment information for the years ended December 31, 2017 and 2016 were recast to reflect Eleven Street Co., Ltd. only in the E-Commerce Services segment, with all the other businesses that were previously included in the E-Commerce Services segment now presented in “others” segment.

Segment information is based on information derived from IFRS financial statements, except for certain items included in operating profit as disclosed in note 5-(2).

(2)	Reconciliation of total segment operating income to consolidated operating profit from continuing operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Total segment operating income	￦	1,201,760	1,536,626	1,535,744
Other operating income:
Gain on disposal of property and equipment and intangible assets		38,933	13,991	6,908
Others(*1)		33,017	18,006	59,640

		71,950	31,997	66,548
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(255,839)	(54,946)	(24,506)
Loss on disposal of property and equipment and intangible assets		(87,257)	(60,086)	(63,797)
Donations		(59,012)	(112,634)	(96,633)
Bad debt for accounts receivable — other		(7,718)	(5,793)	(40,312)
Others(*2)		(30,033)	(110,592)	(73,626)

		(439,859)	(344,051)	(298,874)

Consolidated operating profit from continuing operations	￦	833,851	1,224,572	1,303,418

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*1)	Others for the years ended December 31, 2018 and 2016 include ￦11 billion and ￦25 billion of penalty refund, respectively.

(*2)	Others for the years ended December 31, 2018, 2017 and 2016 include ￦0.4 billion, ￦21.4 billion and ￦7.6 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2018, 2017 and 2016 amounts to ￦16,656 billion, ￦17,374 billion and ￦16,940 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2018, 2017 and 2016 amount to ￦20,040 billion, ￦15,554 billion and ￦15,949 billion, and non-current assets outside of Korea amount to ￦72 billion, ￦257 billion and ￦286 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2018, 2017 and 2016.

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2018		2017	2016
Products transferred at a point in time:
Cellular revenue	Goods(*1)	￦	1,215,886	1,213,314	1,080,015
Fixed-line telecommunication revenue	Goods		119,599	74,065	95,218
Other revenue	Goods		112,859	93,109	60,914
	Products		31,974	25,068	28,002

			1,480,318	1,405,556	1,264,149

Services transferred over time:
Cellular revenue	Wireless service(*2)		9,770,423	10,638,961	10,582,963
	Cellular interconnection		532,156	592,755	614,446
	Other(*3)		860,432	817,105	727,485
Fixed-line telecommunication revenue	Fixed-line telephone service		291,028	308,051	346,580
	Fixed-line interconnection		95,742	116,069	134,089
	Internet Protocol Television(*4)		1,140,327	1,010,159	825,111
	International calls		80,415	89,412	95,986
	Internet service and miscellaneous(*5)		1,205,487	1,126,395	1,154,209
E-commerce services revenue	E-commerce service		618,079	647,100	546,225
Other revenue	Miscellaneous(*6)		799,553	768,450	800,573

			15,393,642	16,114,457	15,827,667

		￦	16,873,960	17,520,013	17,091,816

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*6)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2018 and 2017 are summarized as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Short-term financial instruments(*)	￦	79,511	89,850
Long-term financial instruments(*)		1,218	1,222

	￦	80,729	91,072

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2018, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable — other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable — other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable — trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	￦	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2018 include ￦489,617 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable — other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Guarantee deposits (Other current assets)		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable — other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable — trade (Other non-current assets)		12,933	(185)	12,748

		690,206	(46,946)	643,260

	￦	4,463,009	(362,171)	4,100,838

(2)	Changes in the loss allowance on accounts receivable — trade measured at amortized costs during the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting IFRS 9	Impairment	Write- offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2018	￦	239,448	12,950	38,211	(46,616)	13,455	2,709	260,157
2017		241,828	—	34,584	(52,897)	15,933	—	239,448

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivables — trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable — trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable — trade as of December 31, 2018 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	￦	2.70%	58.20%	74.10%	86.36%
	Gross amount		1,135,441	48,796	125,181	31,547
	Loss allowance		30,628	28,401	92,753	27,244

Other revenue	Expected credit loss rate		1.18%	35.47%	40.03%	68.44%
	Gross amount		817,201	9,126	31,345	81,453
	Loss allowance		9,603	3,237	12,546	55,745

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group was not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

8.	Prepaid expenses

As discussed in note 3, the Group adopted IFRS 15, Revenue from Contracts with Customers, during the year beginning January 1, 2018. The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services and for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Group previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(1)     Details of prepaid expenses as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	￦	1,577,992	—
Others		191,567	197,046

		1,769,559	197,046

Non-current assets:
Incremental costs of obtaining contracts		799,607	—
Others		95,665	90,834

	￦	895,272	90,834

(2)    Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)
2018
Amortization recognized as commissions	￦	2,002,460

9.	Contract assets and liabilities

As discussed in note 3, the Group adopted IFRS 15, Revenue from Contracts with Customers during the year beginning January 1, 2018. In case of providing both wireless telecommunication services and sales of mobile devices, the Group allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Group recognized contract liabilities for receipts in advance for telecommunications service and for unearned revenue for customer loyalty program.

Details of contract assets and liabilities as of December 31, 2018 and January 1, 2018 are as follows:

(In millions of won)
	December 31, 2018		January 1, 2018
Contract assets:
Allocation of consideration between performance obligations	￦	133,893	143,053
Contract liabilities:
Wireless service contracts		18,425	16,624
Customer loyalty programs		17,113	10,739
Fixed-line service contracts		57,327	47,125
Commerce services		10	10
Security services (note 12)		38,109	—
Others		52,829	58,886

	￦	183,813	133,384

The amount of revenue recognized during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ￦52,746 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

10.	Inventories

(1)	Details of inventories as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018				December 31, 2017
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	268,366	(8,842)	259,524	251,463	(7,488)	243,975
Finished goods		1,260	(251)	1,009	1,889	(557)	1,332
Work in process		3,985	(338)	3,647	1,906	(956)	950
Raw materials		11,729	(2,706)	9,023	10,426	(3,249)	7,177
Supplies		14,850	—	14,850	18,969	—	18,969

	￦	300,190	(12,137)	288,053	284,653	(12,250)	272,403

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2018		2017	2016
Charged to cost of products that have been resold	￦	2,509	6,079	3,751
Write-off upon sale		(2,396)	(2,820)	(1,299)

There are no significant reversals of inventory write-downs for the periods presented.

(3)	Inventories recognized as operating expenses during the years ended December 31, 2018 and 2017 are ￦1,411,986 million and ￦1,498,087 million, respectively, which are included in cost of goods sold.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	￦	—	144,386
	FVTPL		195,080	—

		￦	195,080	144,386

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Details of long-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	￦	—	867,079
	FVOCI(*1, 2)		542,496	—

			542,496	867,079
Debt instruments	Available-for-sale financial assets		—	19,928
	FVOCI		2,147	—
	FVTPL(*2)		120,083	—

			122,230	19,928

		￦	664,726	887,007

(*1)	The Group designated ￦542,496 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2018, the Group disposed of 3,520,964 common shares issued by KB Financial Group Inc. in exchange for ￦179,569 million in cash.

(*2)	During the year ended December 31, 2018, the Group disposed 200,000 shares of the redeemable convertible preference shares issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) in exchange for ￦130,000 million in cash, and recognized ￦58,000 million of gain on disposal. In addition, the Group acquired 460,000 of common shares by exercising the conversion right and recognized ￦138,000 million of financial asset at FVOCI.

12.	Business Combinations

(1)	2018

1)	Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ￦55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ￦5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ￦9,935 million in revenue and ￦5,220 million in net losses since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	55,249
Existing shares (financial assets at FVOCI) at fair value		3,965

		59,214

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill (I-II+III)(*)	￦	47,375

(*)	The goodwill is attributable to the synergies with the Group’s existing telecommunications business.

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ￦696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ￦1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ￦197,487 million, and net profit of ￦6,038 million. In addition, assuming that the business combination occurred at the beginning of 2018, the Group would have additionally recognized revenue of ￦763,375 million, and an additional reduction to profit for the period of ￦19,548 million in its consolidated financial statements.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Yoo, Yeongsang
Industry	Holding company of subsidiaries primarily in security business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	696,665

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		101,896
Trade and other receivables		40,241
Inventories		2,440
Property and equipment		427,752
Intangible assets		1,019,503
Other assets		3,956
Trade and other payables		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)

III. Non-controlling interests:		(374,588)

IV. Goodwill (I-II+III)(*)	￦	1,155,037

(*)	The goodwill is attributable to the assembled workforce and the synergies with the Group’s existing security operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

3)	Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations paid:
Treasury shares of the Parent Company(*)	￦	281,151

II. Assets and liabilities acquired:
Cash and cash equivalent		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I-II)	￦	151,556

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ￦335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ￦172,905 million, and net profit of ￦19,512 million.

4)	Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ￦4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ￦1,018 million was recognized as capital surplus and others.

(2)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness. The consideration was ￦30,000 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ￦21,748 million was recognized as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenue of ￦6,365 million, which resulted in the net profit of ￦1,244 million in 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained control over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the fair value of net assets acquired and the consideration paid amounting to ￦13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ￦103 million of net loss in 2017.

3)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	￦	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	￦	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	￦	8,252	11,177

(3)	2016

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017 are as follows:

(In millions of won)
		December 31, 2018			December 31, 2017
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	551,548	27.3	￦	526,099
Korea IT Fund(*1)	Korea	63.3		281,684	63.3		257,003
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		288,457	15.0		280,988
NanoEnTek, Inc.	Korea	28.9		40,974	28.5		38,718
SK Technology Innovation Company	Cayman Islands	49.0		42,469	49.0		42,511
HappyNarae Co., Ltd.(*3)	Korea	—		—	45.0		21,873
SK hynix Inc.	Korea	20.1		11,208,315	20.1		8,130,000
SK MENA Investment B.V.	Netherlands	32.1		14,420	32.1		13,853
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,801	23.4		64,966
Xian Tianlong Science and Technology Co., Ltd.(*3)	China	—		—	49.0		25,891
Hello Nature Ltd.(*4)	Korea	49.9		28,549	—		—
12CM Japan, Inc.(*5)	Japan	28.2		7,734	—		—
MAKEUS Corp.(*2,5)	Korea	8.9		9,193	—		—
SK South East Asia Investment Pte. Ltd.(*5)	Singapore	20.0		111,000	—		—
Pacific Telecom Inc.(*2,5)	USA	15.0		37,075	—		—
Health Connect Co., Ltd. and others	—	—		106,394	—		96,479

				12,791,613			9,498,381

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		12,487	50.0		13,991
Finnq Co. Ltd.(*6)	Korea	49.0		7,671	49.0		16,474
12CM GLOBAL PTE. LTD.(*3)	Singapore	—		—	62.7		9,592
Celcom Planet(*6,7)	Malaysia	44.7		—	49.5		—

				20,158			40,057

Total			￦	12,811,771		￦	9,538,438

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	During the year ended December 31, 2018, the Group disposed of the entire shares.

(*4)

During the year ended December 31, 2018, Hello Nature Ltd. increased capital by allocation to third parties, which decreased the Parent Company’s ownership to 49.9% and was reclassified into the associate from the subsidiary due to the loss of the control. In addition, the Group has obligation for additional investments up to ￦20,000 million according to the agreement with the shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*5)	These investments are newly acquired during the year ended December 31, 2018.

(*6)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*7)	During the year ended December 31, 2018, the Group invested ￦12,932 million by purchasing newly issued stocks, and the entire amount of this investment was recognized as equity losses.

(2)	The market value of investments in listed associates as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	4,235	7,600,649	32,189	5,950	6,960,445	41,415
SK hynix Inc.		60,500	146,100,000	8,839,050	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co., Ltd.		2,020	22,033,898	44,508	2,700	22,033,898	59,492

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)
	As of December 31, 2018
Current assets	￦	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)
	As of December 31, 2017
Current assets	￦	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

(In millions of won)
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)
	As of December 31, 2016
Current assets	￦	9,838,982	6,868,387
Non-current assets		22,377,044	239,758
Current liabilities		4,160,849	1,219,327
Non-current liabilities		4,031,647	4,476,979

	2016
Revenue		17,197,975	1,413,077
Profit for the year		2,960,483	75,595
Other comprehensive income (loss)		28,844	(154)
Total comprehensive income		2,989,327	75,441

(*)	The financial information of SK hynix Inc. and KEB HanaCard Co., Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	￦	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	￦	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co., Ltd
	As of December 31, 2016
Current assets	￦	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

(5)

Reconciliation of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest changed from 20.69% to 21.36% due to the investee company’s acquisition of treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	526,099	—	7,618	17,831	—	551,548
Korea IT Fund(*)		257,003	—	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	—	14,581	(7,112)	—	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK Technology Innovation Company		42,511	—	(1,880)	1,838	—	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	—	—
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	—	(24)	591	—	14,420
S.M.Culture & Contents Co., Ltd.		64,966	—	(909)	(256)	—	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	(959)	—	29,508	28,549
12CM Japan, Inc.		—	7,697	(43)	80	—	7,734
MAKEUS Corp.		—	9,773	(574)	—	(6)	9,193
SK South East Asia Investment Pte. Ltd.		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	473	115	—	37,075
Health Connect Co., Ltd. and others(*)		96,479	22,902	(6,474)	197	(6,710)	106,394

		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613
Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Finnq Co., Ltd.		16,474	—	(8,728)	(75)	—	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

		40,057	4,838	(21,055)	(3,682)	—	20,158

	￦	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.(*1)	￦	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd.(*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Health Connect Co., Ltd. and others(*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures:
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

	￦	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.

(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.

(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ￦27,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2018 are as follows:

(In millions of won)
	Unrecognized loss			Unrecognized change in equity
	2018		Cumulative loss	2018	Cumulative loss
Wave City Development Co., Ltd.	￦	4,434	6,534	—	—
Daehan Kanggun BcN Co., Ltd. and others		10,094	15,410	—	365

	￦	14,528	21,944	—	365

14.	Property and Equipment

(1) Property and equipment as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	938,344	—	—	938,344
Buildings		1,670,486	(807,192)	—	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	—	—	565,357

	￦	38,336,722	(27,586,791)	(31,577)	10,718,354

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	￦	35,844,640	(25,696,088)	(3,670)	10,144,882

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreci- ation	Impair- ment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	￦	862,861	4,734	(7,151)	15,062	—	—	62,838	—	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	—	6,003	—	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	—	—	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	—	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	—	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	—	—	14,451	—	565,357

	￦	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.

(*2)	Includes assets from the acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business Combination	Other	Ending balance
Land	￦	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	￦	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

15.	Goodwill

(1)	Goodwill as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	—
Other goodwill		118,847	250,338

	￦	2,938,563	1,915,017

(2)	Details of the impairment testing of Goodwill as of December 31, 2018 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

•	goodwill related to Life & Security Holdings Co., Ltd.: Security services; and

•	other goodwill: e-commerce, Security services, and other.

Operating income and expense each are key assumptions in cash flow projections. Based on the Group’s experience, the operating income was estimated by considering market shares with the inclusion of the expected number of subscribers during the projection period and the operating expense was calculated by utilizing costs incurred per subscriber over the projection period.

(*1) Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% (6.6% in 2017) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2) Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% (5.1% in 2017) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(3)	Details of the changes in goodwill for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Beginning balance	￦	1,915,017	1,932,452
Acquisition		1,206,702	35,221
Disposal		(807)	—
Impairment loss(*1,2)		(166,838)	(33,441)
Other		(15,511)	(19,215)

	￦	2,938,563	1,915,017

(*1)	As managements of the Group changed their strategy related to investment in shopkick, the Group recognized ￦153,367 million and ￦52,373 million of impairment losses for goodwill and intangible assets, respectively. The Group classified shopkick, Inc. as a single CGU and the recoverable amount was determined based on fair value less cost of disposal, and the fair value is estimated based on the bidding prices from multiple third parties in their respective letter of intent. This fair value is classified as level 3 in the fair value hierarchy.

(*2)	Digital contents service related goodwill of IRIVER LIMITED

The recoverable amount of the CGU was measured based on the value estimated on the present value of the future cash flows for the next five years discounted by 14.4% per annum. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% based on the characteristics of the business unit and of the industry it belongs to. As a result of the impairment test, the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ￦13,471 million of impairment loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

As of December 31, 2018 and 2017, accumulated impairment losses are ￦217,548 million and ￦50,710 million, respectively.

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		65,974	(55,463)	—	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	—	31,027
Customer relations		643,421	(18,330)	—	625,091
Club memberships(*1)		114,650	—	(34,175)	80,475
Brand		374,096	—	—	374,096
Other(*2)		4,256,377	(3,058,022)	(38,640)	1,159,715

	￦	12,039,794	(6,422,106)	(104,178)	5,513,510

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	￦	9,410,703	(5,773,902)	(49,836)	3,586,965

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)

Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in return.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Details of the changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impair ment(*1)	Business combina tions(*2)	Ending balance
Frequency usage rights	￦	2,176,940	1,366,926	—	—	(403,888)	—	—	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	—	—	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	—	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	—	—	31,027
Customer relations		4,035	213	—	149	(9,541)	—	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	—	(173)	3,272	80,475
Brand		—	—	—	—	—	—	374,096	374,096
Other		1,164,725	126,164	(9,181)	277,504	(395,072)	(29,242)	24,817	1,159,715

	￦	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦60,281 million as impairment loss for the year ended December 31, 2018.

(*2)

Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. and ￦374,096 million of brand determined to have indefinite useful lives acquired from the acquisition of Life & Security Holdings is included in other.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impair ment(*1)	Business combina- tions(*2)	Others	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Brand		—	—	—	—	—	—	—	—	—
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	￦	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦18,493 million as impairment loss for the year ended December 31, 2017.

(*2)	Includes intangible assets acquired as a result of IRIVER LIMITED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Research and development costs expensed as incurred	￦	387,675	395,276	344,787

(4)	Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	101,969	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		376,860	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		971,350	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		322,873	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	￦	3,139,978

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2018		December 31, 2017
Short-term borrowings	Shinhan Bank	3.19	￦	30,000	30,000
	Shinhan Bank	2.27		30,000	—
	Shinhan Bank	3.75		15,000	—
	KEB Hana Bank	3.95		5,000	—
Commercial paper	KEB Hana Bank	1.67		—	50,000
Bank overdraft	KEB Hana Bank	3.17		—	30,000
	Shinhan Bank	3.38		—	20,000

			￦	80,000	130,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2018		December 31, 2017
Korea Development Bank(*1)	3.20	Mar. 31, 2020	￦	—	30,000
KEB Hana Bank	3.51	Feb. 28, 2019		40,000	40,000
Kookmin Bank	1.95	Mar. 15, 2018		—	717
Korea Development Bank(*2)	2.20	Jul. 30, 2019		9,750	22,750
Korea Development Bank(*2)	2.20	Jul. 30, 2019		2,500	5,833
Korea Development Bank(*2)	2.32	Dec. 20, 2021		36,750	49,000
Korea Development Bank(*2)	2.78	Dec. 21, 2022		50,000	50,000
Credit Agricole CIB	2.72	Dec. 14, 2023		50,000	—
Export Kreditnamnden(*3)	1.70	Apr. 29, 2022		45,007 (USD 40,253)	55,471 (USD 51,775)
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	—
Shinhan Bank and others	7.20	Sept. 30, 2023		150,000	—

Sub-total				2,134,007	253,771
Less present value discount				(29,011)	(954)

				2,104,996	252,817
Less current installments				(89,631)	(41,331)

			￦	2,015,365	211,486

(*1)	SK Planet Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.

(*2)	SK Broadband Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis until 2022.

(3)	Debentures as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds	Other fund	2018	5.00	￦	—	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		61,813	60,278
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018	December 31, 2017
Unsecured corporate bonds	Operating fund	2018	1.89	—	90,000
Unsecured corporate bonds		2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07	—	80,000
Unsecured corporate bonds		2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65	70,000	70,000
Unsecured corporate bonds		2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2019	1.62	50,000	50,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	60,000	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	—
Unsecured corporate bonds		2023	2.81	100,000	—
Unsecured corporate bonds		2028	3.00	200,000	—
Unsecured corporate bonds		2038	3.02	90,000	—
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	—
Unsecured corporate bonds		2023	2.33	150,000	—
Unsecured corporate bonds		2038	2.44	50,000	—
Unsecured corporate bonds(*2)	Operating fund	2019	3.49	210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76	130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23	—	50,000
Unsecured corporate bonds(*2)		2020	2.49	160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43	140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18	130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58	50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	150,000
Unsecured corporate bonds(*2)	Refinance fund	2022	2.34		30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59		70,000	—
Unsecured corporate bonds(*2)		2023	2.93		80,000	—
Convertible bonds(*3)	Operating fund	2019	1.00		5,479	5,558
Unsecured global bonds	Operating fund	2027	6.63		447,240 (USD 400,000)	428,560 (USD 400,000)
Unsecured global bonds		2018	2.13		—	749,980 (USD 700,000)
Unsecured global bonds		2023	3.75		559,050 (USD 500,000)	—
Unsecured global bonds(*2)	Refinancing fund	2023	3.88		335,430 (USD 300,000)	—
Unsecured global bonds(*2)	Operating fund	2018	2.88		—	321,420 (USD 300,000)
Floating rate notes(*4)	Operating fund	2020	3M LIBOR + 0.88		335,430 (USD 300,000)	321,420 (USD 300,000)

Sub-total					7,494,442	7,107,216
Less discounts on bonds					(27,590)	(21,029)

					7,466,852	7,086,187
Less current installments of bonds					(894,641)	(1,489,617)

				￦	6,572,211	5,596,570

(*1)

The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ￦11,813 million as of December 31, 2018.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.

(*3)	Convertible bonds were issued by IRIVER LIMITED.

(*4)	As of December 31, 2018, 3M LIBOR rate is 2.80%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

18.	Long-term Payables — other

(1)	Long-term payables — other as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Payables related to acquisition of frequency usage rights	￦	1,939,082	1,328,630
Other(*)		29,702	18,133

	￦	1,968,784	1,346,763

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2018 and 2017, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 16):

(In millions of won)
	December 31, 2018		December 31, 2017
Long-term payables — other	￦	2,476,738	1,710,255
Present value discount on long-term payables — other		(113,772)	(79,874)
Current installments of long-term payables — other		(423,884)	(301,751)

Carrying amount at December 31	￦	1,939,082	1,328,630

(3)	The repayment schedule of the principal amount of long-term payables — other related to acquisition of frequency usage rights as of December 31, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	425,349
1~3 years		850,699
3~5 years		444,480
More than 5 years		756,210

	￦	2,476,738

19.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting IFRS 15	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	3,874	—	—	(1,075)	(2,799)	—	—	—	—	—
Provision for restoration(*1)		73,267	—	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance(*2)		4,650	—	2,228	(1,334)	(3,306)	—	—	2,238	2,238	—
Other provisions(*3)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	￦	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration(*1)		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance(*2)		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	￦	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

(*1)

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

(*2)

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(*3)	￦36,844 million of current provisions and ￦57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 39)

20.	Leases

The Group entered into operating lease arrangements such as rented office space and cell sites. The expected future minimum lease payments as of December 31, 2018 are as follows:

(In millions of won)
	Minimum lease payments
Less than 1 year	￦	347,679
1~5 years		350,988
More than 5 years		71,087

	￦	769,754

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	￦	926,302	679,625
Fair value of plan assets		(816,699)	(663,617)

Defined benefit assets(*)		(31,926)	(45,952)

Defined benefit liabilities		141,529	61,960

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Discount rate for defined benefit obligations	2.24~3.07%	2.58%~4.03%
Expected rate of salary increase	3.42~5.61%	3.08%~5.93%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31,
	2018		2017
Beginning balance	￦	679,625	595,667
Current service cost		143,725	125,526
Interest cost		23,131	15,991
Remeasurement - Demographic assumption		(1,929)	(287)
- Financial assumption		30,519	(20,731)
- Adjustment based on experience		16,085	11,561
Benefit paid		(63,957)	(60,883)
Business combinations		104,251	—
Others(*)		(5,148)	12,781

Ending balance	￦	926,302	679,625

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2018 and 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)	Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31,
	2018		2017
Beginning balance	￦	663,617	555,175
Interest income		19,134	13,821
Remeasurement		(7,659)	(5,540)
Contributions		166,624	155,834
Benefit paid		(43,549)	(60,006)
Business combinations		21,417	—
Others		(2,885)	4,333

Ending balance	￦	816,699	663,617

The Group expects to make a contribution of ￦185,121 million to the defined benefit plans in 2019.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31,
	2018		2017	2016
Current service cost	￦	143,725	125,526	114,528
Net interest cost		3,997	2,170	3,615

	￦	147,722	127,696	118,143

Costs related to the defined benefit expect for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Equity instruments	￦	60,828	15,567
Debt instruments		144,272	134,710
Short-term financial instruments, etc.		611,599	513,340

	￦	816,699	663,617

(7)	As of December 31, 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(40,495)	43,918
Expected salary increase rate		43,905	(41,110)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2018 is 8.36 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 40,253)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 36,750)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021

Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Nov. 10, 2016 ~ Jul. 30, 2019

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center in 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ￦70,000 million with beneficiary certificates as underlying assets during the previous year and an additional ￦200,000 million Total Return Swap (TRS) contract during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd. and Msgadi Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	As of December 31, 2018, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Current assets:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	￦	13	—		13
Non-current assets:
Structured bond (face value of KRW 50,000)	￦	—	10,947		10,947
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		9,335	—		9,335
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		6,499	—		6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		24,024	—		24,024
Settlement contract:
Others		—	4,639		4,639

				￦	55,457

Non-current liabilities:
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 40,253)	￦	(1,107)	—		(1,107)
Fixed-to-fixed long-term bonds (U.S. dollar borrowing amounting to USD 300,000)		(2,874)	—		(2,874)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 86,750) to KRW 30,000)		(203)	—		(203)

				￦	(4,184)

23.	Share Capital and Capital Surplus (deficit) and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus (deficit) and others as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (note 24)		(1,979,475)	(2,260,626)
Share option (note 26)		1,007	414
Others(*2)		(681,094)	(857,912)

	￦	256,325	(202,237)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2018 and 2017 and details of shares outstanding as of December 31, 2018 and 2017 are as follows:

(In shares)	2018			2017
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

24.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of shares(*)		8,875,883	10,136,551
Acquisition cost	￦	1,979,475	2,260,626

(*)	The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. (See note 12)

25.	Hybrid Bonds

The Parent Company repaid Series 1 hybrid bonds during the year ended December 31, 2018 and issued the Series 2 hybrid bonds. Hybrid bonds classified as equity as of December 31, 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	￦	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000
Issuance costs						(1,241)

					￦	398,759

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Parent Company
Series
	1-1	1-2	1-3	2(*)
Grant date		March 24, 2017		February 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	1,358
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2018.

One Store Co., Ltd.
Grant date	April 27, 2018
Types of shares to be issued	Common shares of One Store Co., Ltd.
Grant method	Issuance of new shares
Number of shares (in shares)	1,032,000
Exercise price (in won)	5,390
Exercise period	Apr. 28, 2020~ Apr. 27, 2024
Vesting conditions	2 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
During the year ended December 31, 2017	￦	414
During the year ended December 31, 2018		789
In subsequent periods		804

	￦	2,007

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	Parent Company				One Store Co., Ltd.
	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	2.61%
Estimated option’s life	5 years	6 years	7 years	5 years	6 years
Share price(*) (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	4,925
Expected volatility	13.38%	13.38%	13.38%	16.45%	9.40%
Expected dividends	3.80%	3.80%	3.80%	3.70%	0.00%
Exercise price (in won)	246,750	266,490	287,810	254,120	5,390
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	566

(*)	One Store Co., Ltd., a subsidiary of the Parent Company, is an unlisted stock, and the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		8,269,783	4,571,188

	￦	22,144,541	17,835,946

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Valuation gain on FVOCI	￦	(124)	—
Valuation gain on available-for-sale financial assets		—	168,211
Other comprehensive loss of investments in associates		(334,637)	(320,060)
Valuation loss on derivatives		(41,601)	(73,828)
Foreign currency translation differences for foreign operations		2,920	(9,050)

	￦	(373,442)	(234,727)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Changes in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	￦	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting IFRS 9		99,407	(168,211)	—	—	—	(68,804)
Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(99,531)	—	(14,577)	32,227	11,970	(69,911)

Balance at December 31, 2018	￦	(124)	—	(334,637)	(41,601)	2,920	(373,442)

(In millions of won)
	2017
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	￦	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	￦	168,211	(320,060)	(73,828)	(9,050)	(234,727)

(3)	Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	￦	99,407	12,534
Amount recognized as other comprehensive income during the year, net of taxes		(117,514)	132,586
Amount reclassified to profit or loss, net of taxes		—	23,091
Amount reclassified to retained earnings, net of taxes		17,983	—

Balance at December 31	￦	(124)	168,211

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	￦	(73,828)	(96,418)
Amount recognized as other comprehensive loss during the year, net of taxes		(11,301)	17,965
Amount reclassified to profit or loss, net of taxes		43,528	4,625

Balance at December 31	￦	(41,601)	(73,828)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

29.	Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.

Number of shares issued	1,863,093

Issue price	￦268,371 per share

Voting rights	1 voting right per 1 share

Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum

Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period

Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share

Conversion price	￦268,371 per share

Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

• In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.

Redemption party	Eleven Street Co., Ltd.

Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption

Claim to the residue	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ￦23,191 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

30.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	38,933	13,991	6,908
Others(*)		33,017	18,006	59,640

	￦	71,950	31,997	66,548

Other Operating Expenses:
Communication	￦	35,507	27,973	31,196
Utilities		297,049	299,825	277,497
Taxes and dues		37,290	27,819	35,020
Repair		353,321	333,101	326,076
Research and development		387,675	395,276	344,787
Training		35,574	32,853	33,303
Bad debt for accounts receivable — trade		38,211	34,584	37,820
Travel		27,910	24,095	25,263
Supplies and other		130,008	111,170	113,930
Loss on disposal of property and equipment and intangible assets		87,257	60,086	63,797
Impairment loss on other investment securities		3,157	9,003	24,033
Impairment loss on property and equipment and intangible assets		255,839	54,946	24,506
Donations		59,012	112,634	96,633
Bad debt for accounts receivable — other		7,718	5,793	40,312
Others(*)		26,876	101,589	49,593

	￦	1,782,404	1,630,747	1,523,766

(*)	See note 5 (2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Finance Income:
Interest income	￦	69,936	76,045	54,353
Gain on sale of accounts receivable — other		20,023	18,548	18,638
Dividends		35,143	12,416	19,161
Gain on foreign currency transactions		17,990	13,676	14,186
Gain on foreign currency translations		2,776	7,110	5,085
Gain on disposal of long-term investment securities		—	4,890	459,349
Gain on valuation of derivatives		6,532	223,943	4,132
Gain on settlement of derivatives		20,399	—	—
Gain relating to financial assets at FVTPL(*)		83,636	33	25
Reversal of impairment loss on available-for-sale financial assets		—	9,900	—
Gain relating to financial liability at fair value through profit or loss		—	—	121

	￦	256,435	366,561	575,050

Finance Costs:
Interest expense	￦	307,319	299,100	290,454
Loss on sale of accounts receivable — trade		—	9,682	—
Loss on foreign currency transactions		38,920	19,263	16,765
Loss on foreign currency translations		2,397	8,419	3,991
Loss on disposal of long-term investment securities		—	36,024	2,919
Loss on settlement of derivatives		12,554	10,031	3,428
Loss relating to financial liability at FVTPL		1,535	678	4,018
Loss relating to financial assets at FVTPL		22,507	—	—
Impairment loss on long-term investment securities		—	14,519	5,255
Other finance costs		—	35,900	—

	￦	385,232	433,616	326,830

(*)	Includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ￦58,000 million.

(2)	Details of interest income included in finance income for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Interest income on cash equivalents and short-term financial instruments	￦	33,808	28,130	20,203
Interest income on installment receivables and others		36,128	47,915	34,150

	￦	69,936	76,045	54,353

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Interest expense on borrowings	￦	10,796	11,774	7,962
Interest expense on debentures		222,195	228,568	239,560
Others		74,328	58,758	42,932

	￦	307,319	299,100	290,454

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018, 2017 and 2016 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable — trade, loans and receivables are presented and explained separately in note 7 and 36.

1)    Finance income and costs

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities measured at amortized cost		419	328,618
Derivatives designated as hedging instruments		—	12,554

		419	342,707

	￦	256,435	385,232

(In millions of won)
	2017
	Finance income		Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	223,976	—
Available-for-sale financial assets		30,598	86,445
Loans and receivables		111,677	37,040

		366,251	123,485

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities measured at amortized cost		310	299,422
Derivatives designated as hedging instruments		—	10,031

		310	310,131

	￦	366,561	433,616

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	2016
	Finance income		Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	4,157	2,791
Available-for-sale financial assets		484,300	8,174
Loans and receivables		86,256	15,810
Derivatives designated as hedging instruments		—	637

		574,713	27,412

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018
Financial liabilities measured at amortized cost		216	295,400

		337	299,418

	￦	575,050	326,830

2)    Other comprehensive income (loss)

(In millions of won)
	2018		2017	2016
Financial Assets:
Financial assets at FVOCI	￦	(130,035)	—	—
Available-for-sale financial assets		—	158,440	(223,981)
Derivatives designated as hedging instruments		17,180	1,554	(172)

		(112,855)	159,994	(224,153)

Financial Liabilities:
Derivatives designated as hedging instruments		15,047	21,032	(13,046)

	￦	(97,808)	181,026	(237,199)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Available-for-sale financial assets(*)	￦	—	14,519	5,255
Accounts receivable — trade		38,211	34,584	37,820
Other receivables		7,718	5,793	40,312

	￦	45,929	54,896	83,387

(*)	This is included in other finance costs (See note 31 (1)).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2018, 2017 and 2016 consist of the following:

(In millions of won)
	2018		2017	2016
Current tax expense
Current year	￦	362,265	424,773	473,543
Current tax of prior years(*)		(22,575)	(105,158)	(11,925)

		339,690	319,615	461,618

Deferred tax expense
Changes in net deferred tax assets		504,288	426,039	(25,580)

Income tax expense	￦	843,978	745,654	436,038

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2018, 2017 and 2016 is attributable to the following:

(In millions of won)
	2018		2017	2016
Income taxes at statutory income tax rate	￦	1,083,029	823,124	506,804
Non-taxable income		(19,450)	(40,080)	(38,989)
Non-deductible expenses		26,724	31,285	52,648
Tax credit and tax reduction		(17,580)	(34,300)	(29,484)
Changes in unrecognized deferred taxes		(177,902)	31,857	(84,276)
Changes in tax rate		(3,983)	43,977	1,736
Income tax refund etc.		(46,860)	(110,209)	27,599

Income tax expense	￦	843,978	745,654	436,038

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Valuation gain on financial assets measured at fair value	￦	41,461	—	—
Valuation gain (loss) on available-for-sale financial assets		—	(55,883)	82,993
Share of other comprehensive income (loss) of associates		278	(260)	2
Valuation gain (loss) on derivatives		(9,223)	(3,019)	4,454
Remeasurement of defined benefit liabilities		10,843	1,618	3,174

	￦	43,359	(57,544)	90,623

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	67,002	3,501	26,547	—	5,226	102,276
Accrued interest income		(2,467)	—	(218)	—	(28)	(2,713)
Financial assets measured at fair value		53,781	(282)	(15,203)	41,461	—	79,757
Investments in subsidiaries, associates and joint ventures		(937,629)	—	(642,736)	278	—	(1,580,087)
Property and equipment and intangible assets		(235,343)	—	71,912	—	(256,630)	(420,061)
Provisions		2,312	—	(6)	—	188	2,494
Retirement benefit obligation		38,360	—	12,888	10,843	21,943	84,034
Valuation gain on derivatives		25,956	—	14,682	(9,223)	—	31,415
Gain or loss on foreign currency translation		21,931	—	17	—	—	21,948
Reserve for research and manpower development		(2,387)	—	2,387	—	—	—
Incremental costs to acquire a contract		—	(566,633)	(74,207)	—	—	(640,840)
Contract assets and liabilities		—	(37,540)	11,082	—	—	(26,458)
Others		5,506	—	22,627	—	4,418	32,551

		(962,978)	(600,954)	(570,228)	43,359	(224,883)	(2,315,684)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	—	50,482	—	—	122,899
Tax credit		—	—	15,458	—	—	15,458
		72,417	—	65,940	—	—	138,357

	￦	(890,561)	(600,954)	(504,288)	43,359	(224,883)	(2,177,327)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment and intangible assets		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Others		38,016	(30,186)	—	(2,324)	5,506

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		37,462	34,955	—	—	72,417

	￦	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Loss allowance	￦	98,205	88,521
Investments in subsidiaries, associates and joint ventures		(233,234)	168,268
Other temporary differences		189,604	425,653
Unused tax loss carryforwards		849,850	921,309
Unused tax credit carryforwards		3,705	4,092

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2018 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	83,287	1,529
1 ~ 2 years		129,905	828
2 ~ 3 years		66,624	977
More than 3 years		570,034	371

	￦	849,850	3,705

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

33.	Earnings per Share

(1)     Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2018, 2017 and 2016 are calculated as follows:

(In millions of won, except for share data)
	2018		2017	2016
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	3,127,887	2,599,829	1,675,967
Interest on hybrid bonds		(15,803)	(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		3,112,084	2,582,989	1,659,127
Weighted average number of common shares outstanding		70,622,976	70,609,160	70,609,160

Basic earnings per share (in won)	￦	44,066	36,582	23,497

2)	The weighted average number of common shares outstanding for the years ended December 31, 2018, 2017 and 2016 are calculated as follows:

(In shares)
	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)
	2017	2016
	Number of common shares	Weighted average number of common shares
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)    Diluted earnings per share

For the years ended December 31, 2018, 2017 and 2016, diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

34.	Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2018	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	71,869,828	500	1,800%		646,828

					￦	717,437

2017	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2016	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

(2)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%

35.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable — trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	￦	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ￦ 542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable — trade		—	—	2,138,755	—	2,138,755
Loans and other receivables		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	￦	328,314	934,390	6,176,575	21,902	7,461,181

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable — other and others		—	6,762,782	—	6,762,782

	￦	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*)		60,278	7,025,909	—	7,086,187
Accounts payable — other and others		—	4,865,519	—	4,865,519

	￦	60,278	12,625,956	39,470	12,725,704

(*)

Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

36.	Financial Risk Management

(1) Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable — trade and other. Financial liabilities consist of accounts payable — trade and other, borrowings, and debentures.

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

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	173,560	￦	194,058	1,588,522	￦	1,776,126
EUR	14,575		18,645	69		89
JPY	813,676		8,244	315,756		3,200
Others	—		3,484	—		18

		￦	224,431		￦	1,779,433

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2018, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	12,593	(12,593)
EUR		1,856	(1,856)
JPY		504	(504)
Others		347	(347)

	￦	15,300	(15,300)

(ii)     Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables — other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, the floating-rate borrowings and bonds of the Group are ￦239,000 million and ￦335,430 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for all floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the next year, would change by ￦1,400 million in relation to floating-rate borrowings that are exposed to interest rate risk.

As of December 31, 2018, the floating-rate long-term payables — other are ￦2,476,738 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2018, would change by ￦ 24,767 million in relation to floating-rate long-term payables — other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Cash and cash equivalents	￦	1,506,432	1,457,416
Financial instruments		1,046,897	618,002
Investment securities		11,672	19,928
Accounts receivable — trade		2,019,933	2,138,755
Loans and other receivables		1,621,938	1,962,083
Derivative financial assets		55,457	30,956

	￦	6,262,329	6,227,140

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)    Account receivable — trade and contract assets

The Group establishes loss allowance in respect of account receivable — trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2018 are included in note 7.

(ii)    Debt investments

The credit risk arises from debt investments included in ￦1,046,897 million of financial instruments, ￦11,672 million of investment securities and ￦1,621,938 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable — trade and derivative financial assets as of December 31, 2018 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired
Gross amount	￦	500,154	1,135	2,153,513	36,687	104,906
Loss allowance		—	—	(3,305)	(10,760)	(101,823)

Carrying amount	￦	500,154	1,135	2,150,208	25,927	3,083

Changes in the loss allowance for the debt investments during the year ended December 31, 2018 are as follows.

(In millions of won)
	12-month ECL		Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired	Total
December 31, 2017	￦				122,723
Changes in accounting policy					99
January 1, 2018		2,997	16,551	103,274	122,822
Remeasurement of loss allowance, net		716	2,961	3,163	6,840
Transfer to lifetime ECL — not credit impaired		(408)	408	—	—
Transfer to lifetime ECL — credit impaired		—	(6,137)	6,137	—
Amounts written off		—	(3,746)	(15,400)	(19,146)
Recovery of amounts written off		—	145	4,649	4,794
Business combinations		—	578	—	578

December 31, 2018	￦	3,305	10,760	101,823	115,888

(iii)    Cash and cash equivalents

The Group has ￦1,506,432 million as of December 31, 2018 (￦1,457,416 million as of December 31, 2017) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Contractual maturities of financial liabilities as of December 31, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	381,302	381,302	381,302	—	—
Borrowings(*)		2,184,996	2,599,377	259,631	2,339,746	—
Debentures(*)		7,466,852	8,762,045	1,113,075	4,638,381	3,010,589
Accounts payable — other and others(*)		6,762,782	6,991,641	4,792,370	1,416,725	782,546

	￦	16,795,932	18,734,365	6,546,378	8,394,852	3,793,135

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	39,871	36,978	19,787	50,223	(33,032)
Liabilities		(4,184)	(4,227)	(132)	(4,095)	—

	￦	35,687	32,751	19,655	46,128	(33,032)

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2017.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the consolidated financial statements.

Debt-equity ratio as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	￦	20,019,861	15,399,474
Total equity		22,349,250	18,029,195
Debt-equity ratios		89.58%	85.41%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)
	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	￦	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	￦	61,813	—	61,813	—	61,813
Derivative financial liabilities		4,184	—	4,184	—	4,184

	￦	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables — other		2,393,027	—	2,469,653	—	2,469,653

	￦	11,983,062	—	12,716,968	—	12,716,968

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)
	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
FVTPL	￦	328,314	—	106,057	222,257	328,314
Derivatives hedging instruments		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	￦	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value
FVTPL	￦	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	￦	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value
Borrowings	￦	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables — other		1,649,466	—	1,766,451	—	1,766,451

	￦	9,058,192	—	9,475,569	—	9,475,569

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦199,903 million as of December 31, 2017 is measured at cost in accordance with IAS 39 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2018 are as follows:

Interest rate
Derivative instruments	1.63% ~ 3.12%
Borrowings and debentures	2.17% ~ 2.28%
Long-term payables — other	2.07% ~ 2.28%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2018. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting IFRS 9	Gain for the period	OCI	Acquisition	Disposal	Reclassification	Balance at December 31, 2018
Financial assets at fair value through profit or loss	￦	222,257	(222,257)	—	—	—	—	—	—
Available-for-sale financial assets		97,902	(97,902)	—	—	—	—	—	—
FVTPL(*)		—	391,515	7,708	732	18,732	(128,713)	(165,600)	124,374
FVOCI(*)		—	129,455	—	(52,475)	15,310	(7,172)	165,600	250,718

	￦	320,159	200,811	7,708	(51,743)	34,042	(135,885)	—	375,092

(*)

During the year ended December 31, 2018, the Group acquired 460,000 of common shares of KRAFTON Co., Ltd. (formerly, Bluehole Inc.) by exercising the conversion right. The fair value of the common share is ￦300,000 per share based on the income approach from IFRS 13 Fair Value Measurement. The Group reclassified existing financial assets at FVTPL amounting to ￦165,600 million to financial assets at FVOCI and recognized ￦27,600 million of valuation losses on financial assets at FVOCI. Significant inputs for the fair value measurement and the inter-relationship between the inputs and the fair value measured are as follows.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

Valuation Techniques	Significant non-observable inputs	Correlations between inputs and fair value measurement
Discounted cash flows	Expected cash flows Perpetual growth rate (-1%~1%) Weighted average cost of capital: 11.5% (Risk free rate: 2.4%, Market risk premium: 10.4%, Proxy beta: 0.88)

If the expected cash flows increase (decrease), Fair value will increase (decrease)

If the perpetual growth rate is higher (lower), Fair value will increase (decrease)

If the weighted average cost of capital is higher (lower) Fair value will decrease (increase)

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	1,867	—	1,867	(1,107)	760
Accounts receivable — trade and others		95,990	(95,920)	70	—	70

	￦	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	￦	1,107	—	1,107	(1,107)	—
Accounts payable — other and others		95,920	(95,920)	—	—	—

	￦	97,027	(95,920)	1,107	(1,107)	—

(In millions of won)
	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	26,645	—	26,645	(19,875)	6,770
Accounts receivable — trade and others		93,146	(92,409)	737	—	737

	￦	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	￦	19,875	—	19,875	(19,875)	—
Accounts payable — other and others		92,409	(92,409)	—	—	—

	￦	112,284	(92,409)	19,875	(19,875)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

37.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 41 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2) Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Salaries	￦	4,488	2,169	1,645
Defined benefits plan expenses		920	258	424
Share option		548	414	—

	￦	5,956	2,841	2,069

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(3)	Transactions with related parties for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		￦	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ￦203,636 million of dividends paid by the Parent Company.

(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.

(*3)	Operating revenue and others include ￦146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)	Operating revenue and others include ￦4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.

(*5)

Operating revenue and others include ￦68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd

(*6)	Operating expenses and others include costs for handset purchases amounting to ￦1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK Infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC Infra Service Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

		￦	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦87,660 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.

(*3)	Operating revenue and others include ￦6,597 million of dividends received from the Korea IT Fund and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		8,018	21,853	1,573	1,100	3,194

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Gas Co., Ltd		2,500	4	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	SK Infosec Co., Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		13,437	17,626	246	—	—

			66,525	1,432,048	600,937	—	—

		￦	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦73,050 million of dividends paid by the associate which was deducted from the investment in associates.

(*3)	Operating revenue and others include ￦6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows:

(In millions of won)
		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc.	Accounts payable — other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	5,987	139,260
	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Others	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks. Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		￦	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
		December 31, 2017
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — Trade, etc.	Accounts payable — other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Others	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

		￦	29,790	64,619	681,916

(*)	As of December 31, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)

SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction. In addition, SK Infosec Co., Ltd., a subsidiary of the Parent Company, also provided a blank note to SK Holdings Co., Ltd. with regard to performance guarantee.

(6)	There were additional investments and disposal transactions in associates and joint ventures during the years ended December 31, 2018 and 2017 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

38.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦3,868 million as of December 31, 2018.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ￦11 million as collateral as of December 31, 2018.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ￦1,900,000 million as of December 31, 2018.

(2) Legal claims and litigations

As of December 31, 2018 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to IAS 37, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ￦36,844 million and ￦57,310 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2018.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2018, the Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦612,779 million as of December 31, 2018 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable — other and long-term accounts receivable — other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Interest income	￦	(69,936)	(76,045)	(54,353)
Dividend		(35,143)	(12,416)	(19,161)
Gain on foreign currency translation		(2,776)	(7,110)	(5,085)
Gain on disposal of long-term investment securities		—	(4,890)	(459,349)
Gain on valuation of derivatives		(6,532)	(223,943)	(4,132)
Gain on settlement of derivatives		(20,399)	—	—
Gain relating to investments in associates and joint ventures, net		(3,270,912)	(2,245,732)	(544,501)
Gain on sale of accounts receivable — other		(20,023)	(18,548)	(18,638)
Gain on disposal of property and equipment and intangible assets		(38,933)	(13,991)	(6,908)
Gain relating to financial assets at FVTPL		(83,636)	(33)	(25)
Gain related to financial liabilities at FVTPL		—	—	(121)
Reversal of loss on impairment of available-for-sale financial assets		—	(9,900)	—
Other income		(952)	(1,129)	(2,123)
Interest expenses		307,319	299,100	290,454
Loss on foreign currency translation		2,397	8,419	3,991
Loss on disposal of long-term investment securities		—	36,024	2,919
Other finance costs		—	14,519	5,255
Loss on sale of accounts receivable — other		—	9,682	—
Loss on settlement of derivatives		12,554	10,031	3,428
Income tax expense		843,978	745,654	436,038
Expense related to defined benefit plan		147,722	127,696	118,143
Share option		789	414	—
Depreciation and amortization		3,284,339	3,247,519	3,068,558
Bad debt expense		38,211	34,584	37,820
Loss on disposal of property and equipment and intangible assets		87,257	60,086	63,797
Loss on impairment of property and equipment and intangible assets		255,839	54,946	24,506
Loss relating to financial liabilities at FVTPL		1,535	678	4,018
Loss relating to financial assets at FVTPL		22,507	—	—
Bad debt for accounts receivable — other		7,718	5,793	40,312
Loss on disposal of investment assets		3	—	—
Loss on impairment of investment assets		3,157	9,003	24,033
Other expenses		102,836	46,353	30,685

	￦	1,568,919	2,096,764	3,039,561

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Accounts receivable — trade	￦	175,841	46,144	88,549
Accounts receivable — other		319,913	(159,960)	(446,286)
Accrued income		—	14	445
Advance payments		13,393	(1,269)	47,615
Prepaid expenses		(3,597)	(28,362)	(30,311)
Value-Added Tax refundable		(3,318)	(3,080)	(4,587)
Inventories		(13,429)	(17,958)	798
Long-term accounts receivable — other		11,064	(137,979)	(147,117)
Guarantee deposits		(258)	14,696	4,844
Contract assets		9,161	—	—
Accounts payable — trade		(58,487)	(26,151)	75,585
Accounts payable — other		(271,128)	134,542	316,464
Advanced receipts		—	(13,470)	37,429
Contract liabilities		11,328	—	—
Withholdings		129,492	(13,041)	107,516
Deposits received		(333)	(4,916)	(2,153)
Accrued expenses		(102,246)	116,065	173,072
Value-Added Tax payable		3,102	7,505	(4,072)
Unearned revenue		—	(339)	(36,209)
Provisions		(4,298)	(20,488)	20,235
Long-term provisions		1,193	(2,449)	4,115
Plan assets		(123,075)	(95,828)	(125,440)
Retirement benefit payment		(63,957)	(60,883)	(55,350)
Others		(4,412)	5,739	(11,378)

	￦	25,949	(261,468)	13,764

(3)	Significant non-cash transactions for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Increase in accounts payable — other relating to acquisition of property and equipment and intangible assets	￦	1,162,301	44,214	1,511,913
Investment in subsidiary from comprehensive stock exchange		129,595	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	January 1, 2018		Cash flows		Non-cash transactions				December 31, 2018
					Exchange rate changes	Fair value changes	Business Combinations	Other changes
Total liabilities from financing activities
Short-term borrowings	￦	130,000		(87,701)	—	—	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	—	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	—	1,560	7,466,852
Long-term payables — other		1,641,081		(305,644)	—	—	—	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	—	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	—	217,605	(55,457)

	￦	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602
Other cash flows from financing activities
Payments of cash dividends			￦	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)
				(300,014)

			￦	(238,313)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2018, 2017 and 2016

(In millions of won)
	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	￦	2,614		127,386	—	—	—	130,000
Long-term borrowings		172,906		87,299	(7,898)	—	510	252,817
Debentures		7,194,207		130,558	(245,456)	—	6,878	7,086,187
Long-term payables-other		1,918,024		(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153		(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)		188	922	(40,235)	682	(253,213)

	￦	9,160,134		(65,314)	(239,151)	(968)	41,641	8,896,342

Other cash flows from financing activities
Payments of cash dividends			￦	(706,091)
Payments of interest on hybrid bond				(16,840)
Transactions with non-controlling shareholders				(38,373)

				(761,304)

			￦	(826,618)

40.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2018, 2017 and 2016 are as follows:

(In millions of won)
	2018		2017	2016
Cash dividends received from consolidated subsidiaries	￦	61,985	—	15,693
Cash dividends received from associates		149,815	89,063	79,132

	￦	211,800	89,063	94,825

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

SK hynix, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries (the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Seoul, Korea

April 26, 2019

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

	Note	2018		2017
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	2,349,319	2,949,991
Short-term financial instruments	5,6,7		523,579	4,674,862
Short-term investment assets	5,6		5,496,452	929,801
Trade receivables, net	5,6,8,33		6,319,994	5,552,795
Loans and other receivables, net	5,6,8,33		18,392	37,613
Inventories, net	9		4,422,733	2,640,439
Current tax assets	31		22,252	1,305
Other current assets	10		741,425	523,638

			19,894,146	17,310,444

Non-current assets
Investments in associates and joint ventures	11		562,194	359,864
Long-term investment assets	5,6,12		4,325,550	43,226
Loans and other receivables, net	5,6,8,33		68,514	42,410
Other financial assets	5,6,7		310	273
Property, plant and equipment, net	13,15,34		34,952,617	24,062,601
Intangible assets, net	14,30		2,678,770	2,247,290
Investment property, net	13,15		1,400	2,468
Deferred tax assets	21,31		544,016	599,783
Employee benefit assets	20		5,164	13,385
Other non-current assets	10,34		625,654	736,720

			43,764,189	28,108,020

Total assets		￦	63,658,335	45,418,464

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2018 and 2017

	Note	2018		2017
	(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6,33	￦	1,096,380	758,578
Other payables	5,6,33		3,681,933	2,724,547
Other non-trade payables	5,6,16,33		1,879,520	1,340,225
Borrowings	5,6,17,34		1,614,303	773,780
Provisions	19		56,208	81,351
Current tax liabilities	31		4,555,670	2,385,876
Other current liabilities	18		147,838	51,776

			13,031,852	8,116,133

Non-current liabilities
Other non-trade payables	5,6,16		15,231	3,412
Borrowings	5,6,17,34		3,667,634	3,397,490
Defined benefit liabilities, net	20		5,387	6,096
Deferred tax liabilities	21		6,597	5,554
Other non-current liabilities	18		79,303	68,860

			3,774,152	3,481,412

Total liabilities			16,806,004	11,597,545

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,23		3,657,652	3,657,652
Capital surplus	23		4,143,736	4,143,736
Other equity	23		(2,506,451)	(771,100)
Accumulated other comprehensive loss	24		(482,819)	(502,264)
Retained earnings	25		42,033,601	27,287,256

Total equity attributable to owners of the Parent Company			46,845,719	33,815,280
Non-controlling interests			6,612	5,639

Total equity			46,852,331	33,820,919

Total liabilities and equity		￦	63,658,335	45,418,464

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

	Note	2018		2017	2016
		(In millions of won, except per share information)
Revenue	4,26,33	￦	40,445,066	30,109,434	17,197,975
Cost of sales	28,33		15,180,838	12,701,843	10,787,139

Gross profit			25,264,228	17,407,591	6,410,836
Selling and administrative expense	27,28		(4,420,478)	(3,686,265)	(3,134,090)
Finance income	29		1,691,955	996,468	814,892
Finance expenses	29		(1,142,134)	(1,249,617)	(846,328)
Share of profit of equity-accounted investees	11		13,007	12,367	22,752
Other income	30		112,810	77,882	52,371
Other expenses	30		(178,358)	(118,860)	(103,979)

Profit before income tax			21,341,030	13,439,566	3,216,454
Income tax expense	31		5,801,046	2,797,347	255,971

Profit for the year			15,539,984	10,642,219	2,960,483

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	20		(77,029)	2,762	106,822
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax	24		7,534	(387,683)	(82,066)
Loss on valuation of long-term investment asset, net of tax			—	(10,735)	—
Equity-accounted investees – share of other comprehensive income (loss), net of tax	11,24		2,276	(26,386)	4,088

Other comprehensive income (loss) for the year, net of tax			(67,219)	(422,042)	28,844

Total comprehensive income for the year		￦	15,472,765	10,220,177	2,989,327

Profit or loss attributable to:
Owners of the Parent Company		￦	15,540,111	10,641,512	2,953,774
Non-controlling interests			(127)	707	6,709
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			15,471,792	10,221,113	2,982,703
Non-controlling interests			973	(936)	6,624
Earnings per share
Basic earnings per share (in won)	32		22,255	15,073	4,184
Diluted earnings per share (in won)	32		22,252	15,072	4,184

See accompanying notes to the consolidated financial statements

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the year ended December 31, 2018, 2017 and 2016

	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total
	(In millions of won)
Balance at January 1, 2016	￦	3,657,652	4,143,736	(771,913)	(1,600)	14,358,988	21,386,863	840	21,387,703
Total comprehensive income
Profit for the year		—	—	—	—	2,953,774	2,953,774	6,709	2,960,483
Other comprehensive income (loss)		—	—	—	(77,893)	106,822	28,929	(85)	28,844

Total comprehensive income		—	—	—	(77,893)	3,060,596	2,982,703	6,624	2,989,327

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(353,001)	(353,001)	—	(353,001)
Disposal of a subsidiary		—	—	—	390	—	390	(889)	(499)

Total transactions with owners of the Parent Company		—	—	—	390	(353,001)	(352,611)	(889)	(353,500)

Balance at December 31, 2016		3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530

Balance at January 1, 2017		3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530
Total comprehensive income
Profit for the year		—	—	—	—	10,641,512	10,641,512	707	10,642,219
Other comprehensive income (loss)		—	—	—	(423,161)	2,762	(420,399)	(1,643)	(422,042)

Total comprehensive income		—	—	—	(423,161)	10,644,274	10,221,113	(936)	10,220,177

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(423,601)	(423,601)	—	(423,601)
Share-based payment transactions		—	—	813	—	—	813	—	813

Total transactions with owners of the Parent Company		—	—	813	—	(423,601)	(422,788)	—	(422,788)

Balance at December 31, 2017	￦	3,657,652	4,143,736	(771,100)	(502,264)	27,287,256	33,815,280	5,639	33,820,919

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity,  continued

For the years ended December 31, 2018, 2017 and 2016

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	(In millions of won)
Balance at December 31, 2017	￦	3,657,652	4,143,736	(771,100)	(502,264)	27,287,256	33,815,280	5,639	33,820,919
Adjustments on initial application of IFRS 9, net of tax		—	—	—	10,735	(10,735)	—	—	—

Restated balance at January 1, 2018		3,657,652	4,143,736	(771,100)	(491,529)	27,276,521	33,815,280	5,639	33,820,919

Total comprehensive income
Profit for the year		—	—	—	—	15,540,111	15,540,111	(127)	15,539,984
Other comprehensive income (loss)		—	—	—	8,710	(77,029)	(68,319)	1,100	(67,219)

Total comprehensive income		—	—	—	8,710	15,463,082	15,471,792	973	15,472,765

Transactions with owners of the Parent Company
Acquisition of treasury shares		—	—	(1,736,514)	—	—	(1,736,514)	—	(1,736,514)
Dividends paid		—	—	—	—	(706,002)	(706,002)	—	(706,002)
Share-based payment transactions		—	—	1,163	—	—	1,163	—	1,163

Total transactions with owners of the Parent Company		—	—	(1,735,351)	—	(706,002)	(2,441,353)	—	(2,441,353)

Balance at December 31, 2018	￦	3,657,652	4,143,736	(2,506,451)	(482,819)	42,033,601	46,845,719	6,612	46,852,331

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

	Note	2018		2017	2016
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	35	￦	25,825,017	15,373,261	6,486,781
Interest received			81,323	41,680	42,895
Interest paid			(126,029)	(120,332)	(125,818)
Dividends received			15,258	14,841	20,744
Income tax paid			(3,568,370)	(618,836)	(875,680)

Net cash provided by operating activities			22,227,199	14,690,614	5,548,922

Cash flows from investing activities
Net change in short-term financial instruments			4,174,667	(2,776,527)	485,989
Net change in short-term investment assets			(4,519,395)	657,523	(376,186)
Decrease in other financial assets			116	308	5
Increase in other financial assets			(100)	(167)	(2)
Collection of loans and other receivables			21,824	18,437	15,422
Increase in loans and other receivables			(48,424)	(22,009)	(13,613)
Proceeds from disposal of long-term investment assets			7,118	3,431	2,651
Acquisition of long-term investment assets			(4,012,799)	(26,204)	(19,085)
Cash inflows from derivative transactions			—	902	1,077
Cash outflows from derivative transactions			—	(1,201)	(1,525)
Proceeds from disposal of property, plant and equipment			131,754	244,897	162,120
Acquisition of property, plant and equipment			(16,036,146)	(9,128,303)	(5,956,354)
Proceeds from disposal of intangible assets			2,532	3,249	1,585
Acquisition of intangible assets			(933,139)	(784,911)	(530,375)
Receipt of government grants			17,081	5,900	133
Acquisition of investments in associates			(200,508)	(114,487)	(2,293)
Acquisition of subsidiary, net of cash acquired			(33,330)	—	—

Net cash used in investing activities			(21,428,749)	(11,919,162)	(6,230,451)

Cash flows from financing activities
Proceeds from borrowings	35		3,125,721	782,330	2,080,343
Repayments of borrowings	35		(2,078,522)	(710,635)	(1,610,466)
Acquisition of treasury shares			(1,736,514)	—	—
Dividends paid			(706,002)	(423,601)	(353,001)

Net cash provided by (used in) financing activities			(1,395,317)	(351,906)	116,876

Effect of movements in exchange rates on cash and cash equivalents			(3,805)	(83,341)	2,720

Net increase (decrease) in cash and cash equivalents			(600,672)	2,336,205	(561,933)
Cash and cash equivalents at beginning of the year			2,949,991	613,786	1,175,719

Cash and cash equivalents at end of the year		￦	2,349,319	2,949,991	613,786

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity

(1) General information about SK hynix, Inc. (the “Parent Company” or the “Company”) and its subsidiaries (collectively the “Group”) is as follows:

The Parent Company manufactures, distributes and sells semiconductor products and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarters is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi and Chongqing, China.

As of December 31, 2018, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	65,890,385	9.05
Other investors	472,011,410	64.84
Treasury shares	44,000,570	6.04

	728,002,365	100.00

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2018 and 2017 are as follows:

			Ownership (%)
Company	Location	Business	2018	2017
SK hyeng Inc.	Korea	Construction service	100	100
SK hystec Inc.	Korea	Business support service	100	100
Siliconfile Technologies Inc.[1]	Korea	Development and manufacturing of electronic component	—	100
Happymore Inc.	Korea	Manufacturing and cleaning cleanroom suits	100	100
SK hynix system ic Inc.[1]	Korea	Semiconductor manufacturing and sales	100	100
Happynarae Co., Ltd.[2]	Korea	Industrial material logistics	100	—
SK hynix America Inc.	U.S.A.	Semiconductor sales	97.74	97.74
SK hynix Deutschland GmbH	Germany	Semiconductor sales	100	100
SK hynix Asia Pte. Ltd.	Singapore	Semiconductor sales	100	100
SK hynix Semiconductor Hong Kong Ltd.	Hong Kong	Semiconductor sales	100	100
SK hynix U.K. Ltd.	U.K.	Semiconductor sales	100	100
SK hynix Semiconductor Taiwan Inc.	Taiwan	Semiconductor sales	100	100
SK hynix Japan Inc.	Japan	Semiconductor sales	100	100
SK hynix Semiconductor (Shanghai) Co., Ltd.	China	Semiconductor sales	100	100
SK hynix Semiconductor India Private Ltd.[3]	India	Semiconductor sales	100	100
SK hynix (Wuxi) Semiconductor Sales Ltd.	China	Semiconductor sales	100	100
SK hynix Semiconductor (China) Ltd.[4]	China	Semiconductor manufacturing	100	100
SK hynix Semiconductor (Wuxi) Ltd.[4]	China	Semiconductor manufacturing	—	100
SK hynix Semiconductor (Chongqing) Ltd.[5]	China	Semiconductor manufacturing	100	100
SK hynix Italy S.r.l.	Italy	Semiconductor research and development	100	100
SK hynix memory solutions America Inc.[6]	U.S.A.	Semiconductor research and development	100	100
SK hynix memory solutions Taiwan Ltd.[7]	Taiwan	Semiconductor research and development	100	100
SK hynix memory solutions Eastern Europe LLC.[8]	Belarus	Semiconductor research and development	100	100
SK APTECH Ltd.	Hong Kong	Overseas investment	100	100
SK hynix Venture Hong Kong Ltd.	Hong Kong	Overseas investment	100	100
SK hynix (Wuxi) Investment Ltd.[9]	China	Overseas investment	100	—
SK hynix (Wuxi) Industry Development Ltd.[10]	China	Foreign hospital construction	100	—
SK hynix Happiness (Wuxi) Hospital Management Ltd. [10]	China	Foreign hospital operation	100	—
SK hynix system ic (Wuxi) Co., Ltd.[11]	China	Overseas Semiconductor manufacturing and sales	100	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity,  continued

			Ownership (%)
Company	Location	Business	2018	2017
SK hynix happy (Wuxi) cleaning Ltd.[10]	China	Building management	100	—
SUZHOU HAPPYNARAE Co., Ltd.[12]	China	Overseas industrial material logistics	100	—
CHONGQING HAPPYNARAE Co., Ltd.[12]	China	Overseas industrial material logistics	100	—
MMT (Money Market Trust)	Korea	Money Market Trust	100	100

[1]	SK hynix system ic Inc. merged with Siliconfile Technologies Inc. during the year ended December 31, 2018.

[2]	The Group obtained control over Happynarae Co., Ltd. as of December 28, 2018 by acquisition of 100% its shares from SK telecom Co., Ltd and others.

[3]	Subsidiary of SK hynix Asia Pte. Ltd.

[4]	SK hynix Semiconductor (China) Ltd. merged SK hynix Semiconductor (Wuxi) Ltd. during the year ended December 31, 2018.

[5]	Subsidiary of SK APTECH Ltd.

[6]	Name of the subsidiary is changed from SK hynix memory solutions Inc. to SK hynix memory solutions America Inc. during the year ended December 31, 2018.

[7]	Name of the subsidiary is changed from SK hynix Flash Solution Taiwan to SK hynix memory solutions Taiwan Ltd. during the year ended December 31, 2018.

[8]	Name of the subsidiary is changed from Softeq Flash Solutions LLC. to SK hynix memory solutions Eastern Europe LLC. during the year ended December 31, 2018.

[9]	SK hynix (Wuxi) Investment Ltd. was established during the year ended December 31, 2018 and is a subsidiary of SK hynix Semiconductor (China) Ltd.

[10]

SK hynix (Wuxi) Industry Development Ltd., SK hynix Happiness (Wuxi) Hospital Management Ltd., and SK hynix happy (wuxi) cleaning Ltd. were established during the year ended December 31, 2018 and are subsidiaries of SK Hynix (Wuxi) Investment Ltd.

[11]	SK hynix system ic (Wuxi) Co., Ltd. was established during the year ended December 31, 2018 and is a subsidiary of SK hynix system ic Inc.

[12]	Subsidiary of Happynarae Co., Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity,  continued

(3) Changes in the consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Reason
Excluded from consolidation	Siliconfile Technologies Inc.	Excluded due to merger
Excluded from consolidation	SK hynix Semiconductor (Wuxi) Ltd.	Excluded due to merger
Included in consolidation	SK hynix (Wuxi) Investment Ltd.	Included due to new establishment
Included in consolidation	SK hynix (Wuxi) Industry Development Ltd.	Included due to new establishment
Included in consolidation	SK hynix Happiness (Wuxi) Hospital Management Ltd.	Included due to new establishment
Included in consolidation	SK hynix system ic (Wuxi) Co., Ltd.	Included due to new establishment
Included in consolidation	Happynarae Co., Ltd.	Included due to acquisition
Included in consolidation	SUZHOU HAPPYNARAE Co., Ltd.	Included due to acquisition
Included in consolidation	CHONGQING HAPPYNARAE Co., Ltd.	Included due to acquisition
Included in consolidation	SK hynix happy (Wuxi) cleaning Ltd.	Included due to new establishment

(4) Major subsidiaries’ summarized separate statements of financial position as of December 31, 2018 and 2017 are as follows:

	2018				2017
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix system ic Inc.	￦	550,323	92,989	457,334	360,254	77,958	282,296
SK hynix America Inc.		3,013,637	2,707,732	305,905	2,522,348	2,259,210	263,138
SK hynix Deutschland GmbH		99,641	60,244	39,397	108,470	70,430	38,040
SK hynix Asia Pte. Ltd.		933,268	848,990	84,278	636,286	559,400	76,886
SK hynix Semiconductor Hong Kong Ltd.		347,109	204,622	142,487	1,043,889	918,305	125,584
SK hynix U.K. Ltd.		536,208	518,036	18,172	325,434	308,999	16,435
SK hynix Semiconductor Taiwan Inc.		449,054	427,498	21,556	566,155	536,592	29,563
SK hynix Japan Inc.		837,362	770,819	66,543	632,590	569,810	62,780
SK hynix Semiconductor (Shanghai) Co., Ltd.		1,199,602	1,116,282	83,320	414,850	379,888	34,962
SK hynix (Wuxi) Semiconductor Sales Ltd.		535,819	492,934	42,885	13,347	12,677	670
SK hynix Semiconductor (China) Ltd.		6,390,490	2,158,715	4,231,775	4,043,100	322,545	3,720,555
SK hynix Semiconductor (Chongqing) Ltd.		540,284	124,451	415,833	388,033	195,849	192,184

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity,  continued

(5) Major subsidiaries’ summarized separate statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix system ic Inc.	￦	554,264	60,649	60,360
SK hynix America Inc.		14,296,762	30,800	30,800
SK hynix Deutschland GmbH		503,375	1,380	1,380
SK hynix Asia Pte. Ltd.		3,531,313	3,999	3,999
SK hynix Semiconductor Hong Kong Ltd.		3,710,359	11,486	11,486
SK hynix U.K. Ltd.		1,517,706	1,005	1,005
SK hynix Semiconductor Taiwan Inc.		2,955,717	2,475	2,475
SK hynix Japan Inc.		1,084,079	(410)	(467)
SK hynix Semiconductor (Shanghai) Co., Ltd.		7,291,257	49,634	49,634
SK hynix (Wuxi) Semiconductor Sales Ltd.		4,832,879	43,163	43,163
SK hynix Semiconductor (China) Ltd.		2,518,849	84,089	84,089
SK hynix Semiconductor (Chongqing) Ltd.		406,839	27,125	27,125

	2017
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix system ic Inc.	￦	231,537	(7,716)	(7,876)
SK hynix America Inc.		11,096,526	(7,243)	(7,243)
SK hynix Deutschland GmbH		476,709	(120)	(120)
SK hynix Asia Pte. Ltd.		2,645,084	2,872	2,872
SK hynix Semiconductor Hong Kong Ltd.		8,717,022	19,456	19,456
SK hynix U.K. Ltd.		1,088,697	953	953
SK hynix Semiconductor Taiwan Inc.		2,629,453	12,446	12,446
SK hynix Japan Inc.		940,254	1,761	1,761
SK hynix Semiconductor (Shanghai) Co., Ltd.		1,332,939	8,230	8,230
SK hynix (Wuxi) Semiconductor Sales Ltd.		30,342	92	92
SK hynix Semiconductor (China) Ltd.		2,185,341	338,969	338,969
SK hynix Semiconductor (Chongqing) Ltd.		355,982	23,441	23,441

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

1.    Reporting Entity,  continued

	2016
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix America Inc.	￦	5,398,193	117,848	117,848
SK hynix Deutschland GmbH		321,309	1,747	1,747
SK hynix Asia Pte. Ltd.		1,497,869	1,929	1,929
SK hynix Semiconductor Hong Kong Ltd.		5,655,093	20,019	20,019
SK hynix U.K. Ltd.		532,661	374	374
SK hynix Semiconductor Taiwan Inc.		1,742,632	2,676	2,676
SK hynix Japan Inc.		673,127	867	804
SK hynix Semiconductor (Shanghai) Co., Ltd.		345,863	6,073	6,073
SK hynix (Wuxi) Semiconductor Sales Ltd.		—	(78)	(78)
SK hynix Semiconductor (China) Ltd.		2,137,576	123,753	123,753
SK hynix Semiconductor (Chongqing) Ltd.		296,121	2,674	2,674

(6) There are no significant non-controlling interests to the Group as of December 31, 2018, 2017 and 2016.

2.     Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 23, 2019.

This is the first set of the Group’s annual financial statements in which IFRS 15 ‘Revenue from Contracts from Customers’ and IFRS 9 ‘Financial Instrument’ have been applied. Changes to significant accounting policies are described in note 3-(26).

(1)    Basis of measurement

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

(2)    Functional and presentation currency

Financial statements of entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)    Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

2.     Basis of Preparation,  continued

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

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes for net realizable value of inventories, impairment of development costs and goodwill, recognition and measurement of provisions, measurement of defined benefit obligations, recognition of deferred tax assets, valuation of short and long-term investment assets.

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

The valuation department regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation department assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

The Group reports significant valuation issues to the audit committee.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If various inputs used to measure fair value of assets or liabilities fall into different levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy, which is significant to the entire measured value. The Group recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements is included in financial risk management, note 6.

3.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. Except for the new accounting standards that are effective for annual periods beginning on or

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

after January 1, 2018, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. The Group’s CODM is the board of directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in note 4 and 26.

(2)    Consolidation

(a)    Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred and during period of service, except if related to the issue of debt or equity securities according to IAS 32 and IFRS 9.

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

(c)    Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the entity. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

(e)    Interests in equity-accounted investees

The Group’s interest in equity-accounted investees comprise interests in an associate and a joint venture. An associate are these entities in which the Group has significant influence, but not control or joint control, over the entity’s financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are initially recognized at cost including transaction costs. Subsequent to initial recognition, their carrying amounts are increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture. Distributions from equity-accounted investees are accounted for as deduction from the carrying amounts.

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

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. The

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(5)    Non-derivative financial assets

(a)    Initial recognition and measurement

Trade and other receivables, and debt investment are initially recognized when they are originated. Other financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.

A financial asset and financial liability (unless it is an account receivable—trade without a significant financing component that is initially measured at the transaction price) are initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition.

(b)    Classification and subsequent measurements

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI)—debt investment; FVOCI—equity investment; or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. In case of changing its business model, all affected financial asset are reclassified on the first day of the first reporting period after the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investments is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis and irrevocable election can be made at initial recognition.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

The Group makes an assessment of the objective of the business model in which, financial assets is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•	The stated policies and objectives for the portfolio and the operation of those policies in practice;

•	how the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;

•	the risks that affect the performance of the business model (and the financial assets held within that business model ) and, in particular, the way in which those risks are managed;

•	how managers of the business are compensated (e.g. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected); and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reason for those sales and expectation about future sales activity for financial asset.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial assets on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

The following accounting policies apply to subsequent measurements of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest method. Foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)    De-recognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retain either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

(d)    Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)    Derivative financial instruments

The Group enters into a derivative financial instruments to manage its exposure to interest rate. Embedded derivatives are separated from the host contract and accounted for separately only if the host contract is not a financial assets and certain criteria are met.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and the changes therein are generally recognized in profit or loss.

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in interest rates.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

At inception of designated hedging relationships, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(7)    Impairment of financial assets

(a)    Recognition of impairment on financial assets

The Group recognizes loss allowances for expected credit losses (ECLs) on:

•	financial assets measured at amortized costs; and

•	contract assets.

The Group’s impairment losses are likely to be recognized a lifetime ECL based on the extent of increase in credit risk since inception except for below asset to be recognized loss allowances measured on 12-month.

•	credit risk of debt instruments is low at the end of reporting date

•

credit risk has not increased significantly since the initial recognition of debt investment (lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument)

The Group adopted an accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses for trade receivables and contract assets.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition and estimating expected credit loss, The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Lifetime expected credit loss that resulted from all possible default events over the expected life of a financial instrument. And 12-month ECLs that resulted from possible default events within the 12 months (or a shorter period if the expected life of the instrument is less than 12 months) after the reporting date.

The longest period to consider when measuring expected credit losses is the longest term for which the Group is exposed to credit risk.

(b)    Measurement of expected credit loss

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of financial instrument.

(c)    Credit-impaired financial instrument

A debt instrument carried at amortized cost and fair value through other comprehensive income(FVOCI) is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset is impaired includes:

•	significant financial difficulty of the issuer or borrower;

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)    Presentation of credit loss allowance on financial position

For loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI.

(e)    De-recognition

The Group derecognizes a financial asset when it has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group does not expect that such write-off will be recovered but they may be subject to collection activity according to the Groups past due collection process.

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

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	10 - 50
Structures	10 - 30
Machinery	4 - 15
Vehicles	4 - 10
Others	3 - 15

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets are determined as having indefinite useful lives and not amortized as there is no foreseeable limit to the period over which the assets are expected to be available for use.

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

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

Investment property except for land, are depreciated on a straight-line basis over 10 to 50 years depending on the useful lives.

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

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

An impairment loss is recognized in loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from business combination. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

Except for impairment losses in respect of goodwill, which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

(c)    Derecognition of financial liability

The Group derecognizes financial liability when its contractual obligations are discharged, cancelled or expired. The Group also derecognizes a financial liability, when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized a fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred of liabilities assumed) is recognized in profit or loss.

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

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains or losses on a settlement of defined benefit plan when the settlement occurs.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the Group settles the obligation. The reimbursement is treated as a separate asset.

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

(b)    Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when it is probable that outflows of resources will be required to settle the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

(19)    Foreign currencies

(a)    Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate at the reporting data. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on the settlement or retranslation of monetary items are recognized in profit or loss, except for differences arising on the retranslation of the net investment in a foreign operation, which

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the exchange rates at the end of reporting date.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

(22)    Revenue from contracts with customers

The Group has initially applied IFRS 15, ‘Revenue from contracts with customers’ from January 1, 2018. The Group’s accounting policies relating to revenue from contracts with customers are described in note 26 and the effect of the initial applying of IFRS 15 is described in note 3-(26).

(23)    Finance income and finance expenses

The Group’s finance income and finance expenses include:

•	Interest income;

•	Interest expense;

•	Dividend income;

•	The net gain or loss on financial assets at fair value through profit or loss;

•	Gain or loss on foreign exchange(currency) translation for financial asset and liabilities;

•	Impairment losses and reversals on investment debt securities carried at amortized cost method; and

•	The remeasurement gain on the previously held equity interest at the point of business combination

The Group uses effective interest rate method for recognizing interest income and expense. Dividend income is recognized in profit or loss on the date that the Group’s right to receive dividend is established.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	The gross carrying amount of the financial asset; or

•	The amortized cost of the financial liability

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

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

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

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

(26)     Changes in accounting policies

The Group has initially adopted IFRS 15 ‘Revenue from Contracts from Customers’ and IFRS 9 ‘Financial Instruments’ from January 1, 2018. A number of other new standards are effective from January 1, 2018 and they do not have significant impact on the Group’s consolidated financial statements.

(a)     IFRS 15, ‘Revenue from Contracts with Customers’

IFRS 15 is a comprehensive framework for determining when and how much revenue is recognized. It replaced IAS 18 ‘Revenue’, IAS 11 ‘Construction Contract’, SIC 31 ‘Revenue: Barter Transactions Involving Advertising Services’, IFRIC 13 ‘Customer Loyalty Program’, IFRIC 15 ‘Agreements for the construction of real estate’ and IFRIC 18 ‘Transfers of assets from customers’.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

The Group has adopted IFRS 15, ‘Revenue from contracts with customers’ as of January 1, 2018 as the initial application date. The following summarizes the impact on the Group of adopting the standard.

(i)     Sales with right of return

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

(ii)     Delivery of product (“C-terms”)

When applying IFRS 15, sales of products and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. However, for transactions for which the customer obtains control over the products upon delivery, which is the Group’s most common transaction term, those two performance obligations are not separately identified as the control over the products is transferred upon the completion of delivery. However, for the export transactions for which the shipping terms are on shipment basis (“C-terms”), the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service is recognized when the obligation of delivery of the product is satisfied with the related shipping costs recognized as cost of sales.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

The following tables summarize the impacts of adopting IFRS 15 on the consolidated statement of financial position as of January 1, 2018.

	December 31, 2017		Adjustments - Sales with right of return	January 1, 2018
	(In millions of won)
Assets
Current assets
Other current assets	￦	523,638	17,884	541,522
Others		16,786,806	—	16,786,806

		17,310,444	17,884	17,328,328
Non-current assets		28,108,020	—	28,108,020

Total assets		45,418,464	17,884	45,436,348

Liabilities
Current liabilities
Provisions		81,351	(30,672)	50,679
Other current liabilities		51,776	48,556	100,332
Others		7,983,006	—	7,983,006

		8,116,133	17,884	8,134,017
Non-current liabilities		3,481,412	—	3,481,412

Total liabilities		11,597,545	17,884	11,615,429

Equity
Total equity attributable to owners of the Parent Company		33,815,280	—	33,815,280
Non-controlling interests		5,639	—	5,639
Total equity		33,820,919	—	33,820,919

Total liabilities and equity	￦	45,418,464	17,884	45,436,348

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

The following tables summarize the impacts of adopting IFRS 15 on the consolidated statement of financial position as of December 31, 2018, and the consolidated statement of comprehensive income for the year then ended. There was no material impact on the statement of cash flows for year ended December 31, 2018.

Details of the impact on the consolidated statement of financial position as of December 31, 2018 are as follows:

	As reported		Adjustments - Sales with right of return	Amounts without adoption of IFRS 15
	(In millions of won)
Assets
Current assets
Other current assets	￦	741,425	(24,261)	717,164
Others		19,152,721	—	19,152,721

		19,894,146	(24,261)	19,869,885
Non-current assets		43,764,189	—	43,764,189

Total assets		63,658,335	(24,261)	63,634,074

Liabilities
Current liabilities
Provisions		56,208	55,986	112,194
Other current liabilities		147,838	(80,247)	67,591
Others		12,827,806	—	12,827,806

		13,031,852	(24,261)	13,007,591
Non-current liabilities		3,774,152	—	3,774,152

Total liabilities		16,806,004	(24,261)	16,781,743

Equity
Total equity attributable to owners of the Parent Company		46,845,719	—	46,845,719
Non-controlling interests		6,612	—	6,612

Total equity		46,852,331	—	46,852,331

Total liabilities and equity	￦	63,658,335	(24,261)	63,634,074

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

Details of the impact on the consolidated statement of comprehensive income for the year ended December 31, 2018, are as follows:

	As reported		Adjustments - Delivery of product	Amounts without adoption of IFRS 15
	(In millions of won)
Revenue	￦	40,445,066	—	40,445,066
Cost of sales		15,180,838	(23,424)	15,157,414

Gross profit		25,264,228	23,424	25,287,652
Selling and administrative expense		4,420,478	23,424	4,443,902
Finance income		1,691,955	—	1,691,955
Finance expenses		1,142,134	—	1,142,134
Share of profit of equity-accounted investees		13,007	—	13,007
Other income		112,810	—	112,810
Other expenses		178,358	—	178,358

Profit before income tax		21,341,030	—	21,341,030
Income tax expense		5,801,046	—	5,801,046

Profit for the period		15,539,984	—	15,539,984
Other comprehensive loss		(67,219)	—	(67,219)

Total comprehensive income for the period	￦	15,472,765	—	15,472,765

(b) IFRS 9, ‘Financial Instruments’

IFRS 9, ‘Financial Instruments’ sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, ‘Financial Instrument: Recognition and Measurement’. The Group has taken advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes.

The following table summarizes the impact of transition to IFRS 9 on the opening balance of equity as of January 1, 2018.

	Accumulated other comprehensive income (loss)		Retained earnings
	(In millions of won)
Beginning equity under IAS 39	￦	(502,264)	27,287,256
Reclassification from available-for-sale to FVTPL		10,735	(10,735)

Beginning equity under IFRS 9	￦	(491,529)	27,276,521

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

Details of reclassification of the financial asset categories upon adoption of IFRS 9, which was initially adopted as of January 1, 2018, are as follows:

	Original classification according to IAS 39	New classification according to IFRS 9	Original carrying amount in accordance with IAS 39		New Carrying amount in accordance with IFRS 9
	(In millions of won)
Cash and cash equivalents	Loans and receivables	Amortized cost	￦	2,949,991	2,949,991
Short-term financial instruments	Loans and receivables	Amortized cost		4,674,862	4,674,862
Short-term investment assets	Financial assets at fair value through profit or loss	FVTPL		929,801	929,801
Trade receivables	Loans and receivables	Amortized cost		5,552,795	5,552,795
Other receivables	Loans and receivables	Amortized cost		80,023	80,023
Other financial assets	Loans and receivables	Amortized cost		273	273
Long-term investment assets[1]	Available-for-sale financial assets	FVTPL		43,226	43,226

			￦	14,230,971	14,230,971

[1]

As of January 1, 2018, available-for-sale financial assets for equity investments amounting to ￦43,226 million were reclassified to financial assets measured at FVTPL. As the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, these assets were not designated as financial assets measured at amortized cost. As a result of this reclassification, as at January 1, 2018, other comprehensive loss of ￦10,735 million was reclassified to retained earnings. There was no change in fair value of these financial assets for the year ended December 31, 2018.

The following new standards, amendments to standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements.

(c) IFRS 16, ‘Leases’

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accountings treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective. The Group plans to apply IFRS 16 initially on January 1, 2019 using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

3.    Significant Accounting Policies,  continued

liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.

Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows; whereas under the IFRS 16 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

As of December 31, 2018, the Group has non-cancellable operating lease commitments. A preliminary assessment indicates that these arrangements will meet the definition of a lease under IFRS 16, and hence the Group will recognize a right-of-use asset and a corresponding liability in respect of all these leases unless they qualify for low value or short-term leases upon the application of IFRS 16. The new requirement to recognize a right-of use asset and a related lease liability is expected to have a significant impact on the amounts recognized in the Group’s consolidated financial statements and the Group is currently assessing its potential impact.

As of the date of the authorization of these consolidated financial statements, the Group is unable to reliably estimate the amount of impact of the application of IFRS 16 on the Group’s consolidated financial statements regarding leases where the Group is the lessee and the leases for which the determination of finance lease versus operating lease is different under IFRS 16 and IAS 17.

(d)     Other amendments

Management does not expect the following standards and interpretation will have a material impact on the Group’s consolidated financial statement.

•	IFRIC 23 ‘Uncertainty Over Income Tax Treatments’

•	IFRS 9 ‘Financial Instruments’ — Prepayment features with negative compensation

•	IFRS 28 ‘Investment in Associates’ — Long-term Interests in Associates and Joint Ventures

•	IFRS 19 ‘Employee Benefit’ — Plan Amendment, Curtailment or Settlement

•	Annual Improvements to IFRS 2015-2017 Cycle

•	Amendment of ‘Conceptual Framework for Financial Reporting’

•	IFRS 17 ‘Insurance Contract’

4.     Geographic and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The management of the Group reviews the operating results of the semiconductor business for reporting information used and reviewed when establishing the Group’s business strategy.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

4.     Geographic and Customer Information,  continued

(1) The Group’s non-current assets (excluding financial assets, loans and other receivables, equity-accounted investees and deferred tax assets) information based on the locations of subsidiaries as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Korea	￦	32,768,811	23,959,991
China		5,100,869	2,768,494
Taiwan		6,309	5,752
Asia (other than China and Taiwan)		1,401	1,100
U.S.A.		376,307	318,567
Europe		9,908	8,560

	￦	38,263,605	27,062,464

(2) Revenue from customer A, B and C each constitutes more than 10% of the Group’s consolidated revenue for the year ended December 31, 2018 and amounts to ￦5,407,782 million (2017: ￦3,690,504 million and 2016: ￦1,503,256 million), ￦5,265,807 million (2017: ￦2,598,482 million and 2016: ￦1,450,024 million) and ￦2,854,041 million (2017: ￦4,113,904 million and 2016: ￦2,195,935 million), respectively.

5.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2018 and 2017 are as follows:

	2018
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	2,349,319	2,349,319
Short-term financial instruments		—	523,579	523,579
Short-term investment assets		5,496,452	—	5,496,452
Trade receivables		—	6,319,994	6,319,994
Loans and other receivables		—	86,906	86,906
Other financial assets		—	310	310
Long-term investment assets		4,325,550	—	4,325,550

	￦	9,822,002	9,280,108	19,102,110

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

5.    Categories of Financial Instruments,  continued

	2017
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	2,949,991	2,949,991
Short-term financial instruments[1]		—	—	4,674,862	4,674,862
Short-term investment assets[1]		929,801	—	—	929,801
Trade receivables		—	—	5,552,795	5,552,795
Loans and other receivables		—	—	80,023	80,023
Other financial assets		—	—	273	273
Long-term investment assets[1]		—	43,226	—	43,226

	￦	929,801	43,226	13,257,944	14,230,971

[1]	Short-term financial instruments and available-for-sale financial assets as of December 31, 2017 were reclassified to conform with the classification as of December 31, 2018.

(2) Categories of financial liabilities as of December 31, 2018 and 2017 are as follows:

2018
Financial liabilities measured at amortized cost
(In millions of won)
Trade payables	￦ 1,096,380
Other payables	3,681,933
Other non-trade payables[1]	1,894,751
Borrowings	5,281,937

￦ 11,955,001

2017
Financial liabilities measured at amortized cost
(In millions of won)
Trade payables	￦ 758,578
Other payables	2,724,547
Other non-trade payables[1]	1,343,637
Borrowings	4,171,270

￦ 8,998,032

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

5.    Categories of Financial Instruments,  continued

[1]	Details of other non-trade payables as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Accrued expenses	￦	1,879,520	1,340,225

Non-current
Rent deposits payable		14,135	3,412
Long-term other payables		1,096	—

		15,231	3,412

	￦	1,894,751	1,343,637

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2018, 2017 and 2016 are as follows:

(a) Profit or loss

	2018
	(In millions of won)
Financial assets at amortized cost
Interest income	￦	62,478
Foreign exchange differences		573,349
Reversal of impairment		44

		635,871
Financial assets at fair value through profit or loss
Dividend income		2,136
Gain on disposal		41,853
Gain on valuation		197,919
Foreign exchange differences		122,375

		364,283
Financial liabilities measured at amortized cost
Interest expenses		(94,635)
Foreign exchange differences		(355,654)

		(450,289)
Financial liabilities at fair value through profit or loss
Gain on valuation from derivative instruments		—
Loss on transaction from derivative instruments		—

		—

	￦	549,865

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

5.    Categories of Financial Instruments,  continued

	2017		2016
	(In millions of won)
Loans and receivables
Interest income	￦	54,275	34,174
Foreign exchange differences		(679,287)	167,736
Reversal of impairment		2,119	5,617

		(622,893)	207,527

Available-for-sale financial assets
Dividend income		13	18
Gain on disposal		30,920	—

		30,933	18

Financial assets at fair value through profit or loss
Gain on valuation		1,399	1,133
Gain on disposal		15,754	15,348

		17,153	16,481

Financial liabilities measured at amortized cost
Interest expenses		(123,918)	(120,122)
Foreign exchange differences		447,707	(129,670)

		323,789	(249,792)

Financial liabilities at fair value through profit or loss
Gain on valuation from derivative instruments		—	395
Loss on transaction from derivative instruments		(11)	(448)

		(11)	(53)

	￦	(251,029)	(25,819)

(b) Other comprehensive income

	2018		2017	2016
	(In millions of won)
Loss on valuation of available-for-sale financial assets, net of tax	￦	—	(10,735)	—

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

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

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

Monetary foreign currency assets and liabilities as of December 31, 2018 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	9,987	￦	11,166,566	6,002	￦	6,710,666
EUR	19		24,693	443		566,635
JPY	892		9,041	172,526		1,747,998

As of December 31, 2018, effects on profit before income tax as a result of change in exchange rate by 10% are as follows:

	If increased by 10%	If decreased by 10%
	(In millions of won)
USD	￦445,590	(445,590)
EUR	(54,194)	54,194
JPY	(173,896)	173,896

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by interests received from floating rate financial assets.

As of December 31, 2018, the Group is partially exposed to a risk of increase in interest rates. If interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be ￦19,418 million (2017: ￦20,571 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of December 31, 2018.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

(i)    Trade and other receivables

For each new customer, the Group individually analyzes its credit worthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is consistently managing trade and other receivables by reevaluating the overseas customer’s credit worthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2018 is the carrying amount of trade and other receivables.

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents; short-term financial instruments; and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2018 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings, and accordingly management does not expect any significant losses from non-performance by these counterparties.

(c) Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, and demand deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts.

Contractual maturities of financial liabilities as of December 31, 2018 and 2017 are as follows:

	2018
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	1,712,851	979,086	2,688,574	94,536	5,475,047
Finance lease liabilities		10,773	10,773	31,860	24,369	77,775
Trade payables		1,096,380	—	—	—	1,096,380
Other payables		3,681,933	—	—	—	3,681,933
Other non-trade payables		1,858,253	—	14,135	—	1,872,388
Financial guarantee contract		4	—	—	—	4

	￦	8,360,194	989,859	2,734,569	118,905	12,203,527

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

	2017
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	732,902	1,155,876	2,248,059	81,038	4,217,875
Finance lease liabilities		10,773	10,773	32,254	34,748	88,548
Trade payables		758,578	—	—	—	758,578
Other payables		2,724,885	—	—	—	2,724,885
Other non-trade payables		1,317,032	—	3,412	—	1,320,444
Financial guarantee contract		8	—	—	—	8

	￦	5,544,178	1,166,649	2,283,725	115,786	9,110,338

[1]	The cash flow includes payment of interest under terms and conditions of borrowing contracts and excludes the amount of finance lease liabilities.

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

The debt-to-equity ratio and net borrowing ratio as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Total liabilities (A)	￦	16,806,004	11,597,545
Total equity (B)		46,852,331	33,820,919
Cash and cash equivalents; short-term financial instruments; and short-term investment assets (C)		8,369,350	8,554,654
Total borrowings (D)		5,281,937	4,171,270
Debt-to-equity ratio (A/B)		35.87%	34.29%
Net borrowing ratio (D-C)/B1		—	—

[1]	Net borrowing ratio as of December 31, 2018 and 2017 is not presented as the ratio is negative.

(3)    Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2018 and 2017:

			2018
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term investment assets	￦	5,496,452	—	5,496,452	—	5,496,452
Long-term investment assets		4,325,550	—	—	4,325,550	4,325,550

		9,822,002	—	5,496,452	4,325,550	9,822,002

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,349,319	—	—	—	—
Short-term financial instruments[1]		523,579	—	—	—	—
Trade receivables[1]		6,319,994	—	—	—	—
Loans and other receivables[1]		86,906	—	—	—	—
Other financial assets[1]		310	—	—	—	—

		9,280,108	—	—	—	—

Financial liabilities not measured at fair value
Trade payables[1]		1,096,380	—	—	—	—
Other payables[1]		3,681,933	—	—	—	—
Other non-trade payables[1]		1,894,751	—	—	—	—
Borrowings		5,281,937	—	5,300,120	—	5,300,120

	￦	11,955,001	—	5,300,120	—	5,300,120

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

			2017
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term investment assets	￦	929,801	—	929,801	—	929,801
Long-term investment assets		43,226	—	—	43,226	43,226

		973,027	—	929,801	43,226	973,027

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,949,991	—	—	—	—
Short-term financial instruments[1]		4,674,862	—	—	—	—
Trade receivables[1]		5,552,795	—	—	—	—
Loans and other receivables[1]		80,023	—	—	—	—
Other financial assets[1]		273	—	—	—	—

		13,257,944	—	—	—	—

Financial liabilities not measured at fair value
Trade payables[1]		758,578	—	—	—	—
Other payables[1]		2,724,547	—	—	—	—
Other non-trade payables[1]		1,343,637	—	—	—	—
Borrowings		4,171,270	—	4,178,598	—	4,178,598

	￦	8,998,032	—	4,178,598	—	4,178,598

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

(b) Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

	Fair value	Level	Valuation Techniques
	(In millions of won)
Financial assets at fair value through profit or loss:
Short-term investment assets	￦ 5,496,452	2	Present value technique
Long-term investment assets	4,325,550	3	Present value technique and others

Long-term investments measured at level 3 in the fair value hierarchy include investments in special purpose companies of BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”) amounting to ￦2,721,554 million and BCPE Pangea Cayman2 Limited (“SPC2”) amounting to ￦1,461,451 million in connection with the acquisition of Toshiba Corporation’s semiconductor memory business, or Toshiba Memory Corporation (“TMC”) (see note 12). The fair value of the long-term investments is measured based on the equity value of the underlying asset, TMC, which is based on estimated future cash flows based on expected sales and cost structures, and discounted at weighted average capital costs, considering capital structures.

The fair value of equity investment in SPC1 is measured using probability-weighted expected return method that represents the probability-weighted average of possible future cash flows. The fair values of different scenarios (such as initial public offering, merger and acquisition, and liquidation) are determined using either market

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

approach, option-pricing method or present value method based on the TMC’s equity value. TMC’s estimated equity value is allocated to shareholder’s value of each class of shares depending the capital structure of the investment. For the allocation, a waterfall approach is used, which allocates value based on the distribution priority described in SPC1 investment agreement depending on the nature of liquidity transaction or an ultimate liquidation.

The fair value of debt investment in SPC2 convertible bonds is measured based on TMC’s equity value, in combination of the value of debenture and the value of conversion right using binomial model.

The valuation techniques and key inputs used in valuation of the equity investment in SPC1 and investment in SPC2 convertible bonds are as follows:

	Fair value	Valuation Techniques	Level 3 inputs	Input Range
	(In millions of won)
Equity investment in SPC1	￦ 2,721,554	Present value technique, probability-weighted expected return method, market approach, and option-pricing method	Terminal growth rate	0%
			Weighted-average capital cost	8.7%
			EV/EBITDA multiples	4.6 ~ 5.3
			Cost of equity	10.3%
SPC2 convertible bonds	1,461,451	Present value technique and binomial model	Terminal growth rate	0%
			Weighted-average capital cost	8.7%
			Volatility	18.4%
			Risk free rate	0.13%

In these level 3 significant unobservable inputs, an increase in terminal growth rate, EV/EBITDA multiples and control premium or a decrease in weighted-average capital cost, cost of equity and discount due to lack of marketability will result in higher fair value of the equity investment in SPC1. In addition, an increase in terminal growth rate and volatility and a decrease in weighted-average capital cost will result in higher fair value of the investment in SPC2 convertible bonds, while any change in risk free rate may have either positive or negative impact on the fair value of the investment in SPC2 convertible bonds.

Any positive or negative changes in the above inputs will have a direct impact on the fair value of investments in SPC1 and SPC2, respectively. They are significant, but unobservable. Accordingly, the investments are classified as fair value hierarchy level 3. The changes in these key inputs may have a significant impact on the fair value of investments in SPC1 and SPC2.

(c) There was no transfer between fair value hierarchy levels for the year ended December 31, 2018 and the changes in financial assets classified as level 3 fair value measurements during the year ended December 31, 2018 are as follows:

	Beginning Balance[1]		Acquisition	Disposals	Gain on Valuation	Foreign Exchange Difference	Business Combination	Ending Balance
	(In millions of won)
Long-term investment assets	￦	43,226	4,012,799	(1,614)	181,179	87,246	2,714	4,325,550

[1]

Beginning balance includes equity instruments amounting to ￦29,700 million which do not have quoted price in an active market for the identical instruments (inputs for level 1). Those are measured at cost in accordance

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

6.    Financial Risk Management,  continued

with IAS 39, ‘Financial Instrument: Recognition and Measurement’ as fair values of such equity instruments cannot be reliably measured using other valuation techniques as of December 31, 2018.

7.     Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2018 and 2017 are as follows:

	2018		2017	Description
	(In millions of won)
Short-term financial instruments	￦	227,500	227,500	Restricted for supporting small businesses
		6,079	5,695	Pledged for consumption tax
		—	1,287	Others

		233,579	234,482

Other financial assets		11	11	Bank overdraft guarantee deposit
		265	262	Others

		276	273

	￦	233,855	234,755

8.     Trade Receivables and Loans and Other Receivables

(1) Details of loans and other receivables as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Trade receivables	￦	6,209,165	5,453,848
Trade receivables from related parties		110,829	98,947

		6,319,994	5,552,795

(2) Details of loans and other receivables as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Other receivables	￦	8,465	10,816
Accrued income		3,899	22,308
Short-term loans		4,807	2,886
Short-term guarantee and other deposits		1,221	1,603

		18,392	37,613

Non-current
Long-term other receivables		54	56
Long-term loans		28,125	11,098
Guarantee deposits		40,117	31,109
Other		218	147

		68,514	42,410

	￦	86,906	80,023

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

8.     Trade Receivables and Loans and Other Receivables,  continued

(3) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2018 and 2017 are as follows:

	2018
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	6,320,042	(48)	6,319,994
Current loans and other receivables		19,715	(1,323)	18,392
Non-current loans and other receivables		69,631	(1,117)	68,514

	￦	6,409,388	(2,488)	6,406,900

	2017
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	5,552,841	(46)	5,552,795
Current loans and other receivables		38,940	(1,327)	37,613
Non-current loans and other receivables		43,497	(1,087)	42,410

	￦	5,635,278	(2,460)	5,632,818

(4) Details of provision for impairment

Movements in the provision for impairment of trade receivables for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	46	1,837
Reversal		(3)	(1,778)
Foreign exchange difference		—	(13)
Business combination		5	—

Ending balance	￦	48	46

Movements in the provision for impairment of current loans and other receivables for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	1,327	1,371
Provision		—	32
Reversal		(4)	(85)
Foreign exchange difference		—	9

Ending balance	￦	1,323	1,327

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

8.     Trade Receivables and Loans and Other Receivables,  continued

Movements in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	1,087	1,476
Reversal		(37)	(297)
Foreign exchange difference		67	(92)

Ending balance	￦	1,117	1,087

(5) The aging analysis of trade receivables and loans and other receivables as of December 31, 2018 and 2017 are as follows:

	2018
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	6,320,038	—	—	—	4	6,320,042
Current loans and other receivables		18,392	—	—	—	1,323	19,715
Non-current loans and other receivables		68,514	—	—	—	1,117	69,631

	￦	6,406,944	—	—	—	2,444	6,409,388

	2017
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	5,551,276	1,560	—	1	4	5,552,841
Current loans and other receivables		37,654	—	—	—	1,286	38,940
Non-current loans and other receivables		42,410	—	—	—	1,087	43,497

	￦	5,631,340	1,560	—	1	2,377	5,635,278

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

9.     Inventories

(1) Details of inventories as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Merchandise	￦	1,634	—
Finished goods		1,404,439	433,405
Work-in-process		2,118,981	1,616,889
Raw materials		461,542	296,252
Supplies		415,879	270,804
Goods in transit		20,258	23,089

	￦	4,422,733	2,640,439

(2) The amount of the inventories recognized as cost of sales is as follows:

	2018		2017	2016
	(In millions of won)
Inventories recognized as cost of sales	￦	15,178,673	12,700,702	10,787,034

(3) The changes in inventory valuation allowance during the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	182,111	64,200
Charged to cost of sales		240,155	133,164
Utilization upon sales		(44,274)	(15,253)

Ending balance	￦	377,992	182,111

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

10.     Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Advance payments	￦	113,030	34,887
Prepaid expenses		260,064	222,411
Value added tax refundable		343,821	263,287
Contract asset		24,294	—
Others		216	3,053

		741,425	523,638

Non-current
Long-term advance payments		96,817	183,489
Long-term prepaid expenses		528,837	553,231

		625,654	736,720

	￦	1,367,079	1,260,358

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

11.     Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows:

				2018				2017
Type	Investee	Location	Business	Owner-ship (%)	Net asset value		Carrying amount	Owner-ship (%)	Carrying amount
					(In millions of won)
Associate	Stratio, Inc.[1]	U.S.A.	Development and manufacturing semiconductor	9.12	￦	79	2,079	9.12	￦	2,105
	SK China Company Limited[1]	China	Consulting and Investment	11.87		193,701	246,052	11.87		244,912
	Gemini Partners Pte. Ltd.	Singapore	Consulting	20.00		2,601	2,601	20.00		4,003
	TCL Fund[1]	Hong Kong	Investment	11.06		3,464	3,464	11.06		2,634
	SK South East Asia Investment Pte. Ltd.[2]	Singapore	Consulting and Investment	20.00		111,810	111,810	—		—
	Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)[3]	China	Venture Capital	46.30		3,241	3,241	—		—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	China	Manufacturing semiconductor parts	45.00		109,708	109,708	45.00		106,210
	Hystars Semiconductor (Wuxi) Co., Ltd.[4]	China	Foundry Factory Construction	50.10		81,820	83,239	—		—

					￦	506,424	562,194		￦	359,864

[1]

The Group is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been classified as associate.

[2]

The Group acquired 20.00% shares in SK South East Asia Investment Pte. Ltd. during the year ended December 31, 2018. The investments have been classified as associate as the Group is able to exercise significant influence.

[3]

The Group is able to exercise significant influence by SK hynix (Wuxi) Investment Ltd. acquiring 46.30% equity interest in Hushan Xinju (Chengdu) Venture Investment Center (Smartsource). Accordingly, the investments are classified as an associate.

[4]

SK hynix system ic Inc. acquired 50.10% shares in Hystars Semiconductor (Wuxi) Co., Ltd. during year ended December 31, 2018. The Group classified it as joint venture because it only has joint control over the investee based on investment agreement.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

11.     Investments in Associates and Joint Ventures,  continued

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows:

	2018
	Beginning balance		Acquisition	Disposal	Share of profit (loss)	Other equity movement	Dividend	Impairment	Ending balance
			(In millions of won)
Stratio, Inc.	￦	2,105	—	—	(30)	4	—	—	2,079
SK China Company Limited		244,912	—	—	2,394	(1,254)	—	—	246,052
Gemini Partners Pte. Ltd.		4,003	—	—	256	37	—	(1,695)	2,601
TCL Fund		2,634	1,123	(254)	79	(31)	(87)	—	3,464
SK South East Asia Investment Pte. Ltd.		—	110,880	—	—	930	—	—	111,810
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		—	3,225	—	(14)	30	—	—	3,241
HITECH Semiconductor (Wuxi) Co., Ltd.		106,210	—	—	12,347	4,271	(13,120)	—	109,708
Hystars Semiconductor (Wuxi) Co., Ltd.		—	85,280	—	(330)	(1,711)	—	—	83,239

	￦	359,864	200,508	(254)	14,702	2,276	(13,207)	(1,695)	562,194

	2017
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,151	—	(30)	(16)	—	2,105
SK China Company Limited		—	257,169	—	(12,257)	—	244,912
Gemini Partners Pte. Ltd.		5,199	—	(1,084)	(112)	—	4,003
TCL Fund		2,219	526	16	(127)	—	2,634
HITECH Semiconductor (Wuxi) Co., Ltd.		121,447	—	13,465	(13,874)	(14,828)	106,210

	￦	131,016	257,695	12,367	(26,386)	(14,828)	359,864

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

11.     Investments in Associates and Joint Ventures,  continued

(3) Associate and joint venture’s statements of financial position as of December 31, 2018 and 2017 are as follows:

	2018
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	403	617	159	—
SK China Company Limited		646,779	1,148,281	65,037	97,633
Gemini Partners Pte. Ltd.		5,357	7,649	—	—
TCL Fund		915	33,596	3,188	—
SK South East Asia Investment Pte. Ltd.		559,050	—	—	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		6,187	814	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		211,273	376,266	114,756	228,987
Hystars Semiconductor (Wuxi) Co., Ltd.		145,509	19,295	1,490	—

	2017
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	681	577	111	—
SK China Company Limited		812,882	934,872	54,752	70,213
Gemini Partners Pte. Ltd.		6,227	5,314	2	—
TCL Fund		7,863	15,957	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		192,905	334,678	79,725	211,835

(4) Summary of associate and joint venture’s statements of comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018			2017		2016
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
Stratio, Inc.	￦	88	(330)	33	(339)	4	(198)
SK China Company Limited		94,966	20,176	—	—	—	—
Gemini Partners Pte. Ltd.		—	1,279	183	(5,423)	—	(5,848)
TCL Fund		—	713	—	152	—	(4)
SK South East Asia Investment Pte. Ltd.		—	—	—	—	—	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		—	(31)	—	—	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		621,528	27,438	585,904	29,923	566,893	55,346
Hystars Semiconductor (Wuxi) Co., Ltd.		—	(658)	—	—	—	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

12.    Long-term Investment Assets

(1) Details of long-term investment assets as of December 31, 2018 and 2017 are as follows:

	2018				2017
	Ownership (%)/ Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS Technologies Inc.	13.34	￦	21,847	—	—
JNT Frontier Private Equity Unit	Certificate		684	684	684
Daishin Aju IB Investment Co., Ltd. Equity Unit	Certificate		453	453	483
Seoul Investment Early & Green Venture Fund	Certificate		1,180	1,180	1,513
TS 2011-4 Technology Transfer & Business Equity Unit	Certificate		144	144	318
L&S Venture Capital Equity Unit	Certificate		1,121	1,121	1,170
KTC-NP-Growth Equity Unit	Certificate		1,685	1,685	2,155
Intellectual Discovery, Ltd.	7.05		4,000	1,376	1,699
Semiconductor Growth Fund	Certificate		25,000	24,878	17,250
Exnodes Inc.	Convertible bond		716	716	716
Keyssa, Inc.	2.26		6,174	838	832
MEMS DRIVE, INC.	2.86		2,246	919	844
CHINA WALDEN VENTURE INVESTMENTS II, L.P.	Certificate		7,611	7,611	6,116
AutoTech Fund l, L.P.	Certificate		2,871	2,789	1,444
IMEC.XPAND COMM.VA	Certificate		1,607	1,607	1,607
RENO SUB-SYSTEM, INC.	2.68		2,246	226	204
NetSpeed Systems, Inc.[1]	—		—	—	558
CHINA WALDEN VENTURE INVESTMENTS III, L.P.	Certificate		3,470	3,487	—
TransLink Capital Partners IV, L.P.	Certificate		1,627	1,627	—
Impact Venture Capital I, LP	Certificate		2,199	2,707	—
BCPE Pangea Intermediate Holdings Cayman, L.P.[2]	Certificate		2,637,097	2,721,554	—
BCPE Pangea Cayman2 Limited[2]	Convertible bond		1,278,893	1,461,451	—
FemtoMetrix, Inc.	Convertible bond		3,209	3,209	—
TidalScale, Inc.	4.26		3,360	3,360	—
GigaIO Networks, Inc.	6.00		1,678	1,678	—
Aeye, Inc.	1.50		2,819	2,819	—
AutoTech Fund II, L.P.	Certificate		281	281	—
Nautilus Ventures Partners Fund II, L.P.	Certificate		1,118	1,118	—
Construction Guarantee	0.01		709	779	709
Information & Communication Financial Cooperative	0.01		15	21	15
Beijing Starblaze Technology Co., Ltd.	5.43		3,273	3,255	3,273
Shanghai Natlinear Electronics Co., Ltd.	4.12		1,636	1,628	1,636
Shanghai IoT Phase II Venture Capital Fund Partnership, L.P.	Certificate		5,909	5,909	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

12.    Long-term Investment Assets,  continued

	2018				2017
	Ownership (%)/ Type	Acquisition cost		Book value	Book value
	(In millions of won)
Beijing Zettastone Technology Co., Ltd.	5.13		1,618	1,628	—
Beijing Horizon Robotics Technology Co., Ltd.	2.69		56,029	56,029	—
Shanghi Sirtus Microelectronics Technology Co., Ltd.	4.55		4,069	4,069	—
Mirae Asset Social Enterprise Fund II	Certificate		275	275	—
Posco Social Enterprise Fund	Certificate		367	367	—
IBK Investment Securities, SE Fund I	Certificate		1,480	1,487	—
Shinhan AIM Social Enterprise Private Equity I	Certificate		600	585	—

		￦	4,091,016	4,325,550	43,226

[1]

The Group sold whole amount of NetSpeed Systems, Inc.’s preferred stock (book value of ￦58 million) and recognized the gain on disposal of long-term investment assets with amount of ￦5,255 million during the year ended December 31, 2018.

[2]

In 2017, pursuant to the approval from the Board of Directors, the Group participated in a consortium that includes Bain Capital (“Bain Consortium”) in connection with the acquisition of a stake in TMC. During the year ended December 31, 2018, the acquisition of TMC was completed and the Group made investment amounting to JPY 266,000 million in SPC1, which holds equity interests in TMC, as a limited partner and acquired convertible bonds of JPY 129,000 million issued by SPC2, which may be later convertible to 15% stake in TMC upon certain events. The Group does not control or have any significant influence on SPC1 or SPC 2 as its management and decision-making rights for SPC1 and SPC2 are limited. Accordingly, the investments in both SPC1 and SPC2 are accounted for as debt instruments and classified as financial assets measured at fair value through profit or loss.

(2) Changes in the carrying amount of long-term investment assets for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	43,226	147,779
Acquisition		4,012,799	26,204
Disposal		(1,614)	(115,720)
Gain (loss) on valuation		181,179	(14,807)
Foreign exchange difference		87,246	(230)
Business combination		2,714	—

Ending balance	￦	4,325,550	43,226

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

13.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2018 and 2017 are as follows:

	2018
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601
Changes during 2018
Acquisitions		313,288	1,087,457	390,687	10,512,072	11,486	353,658	4,355,503	17,024,151
Receipt of government grants		—	(14,976)	—	—	(25)	—	—	(15,001)
Business combination		—	—	—	18	—	973	—	991
Disposals		—	(25,545)	(3,133)	(93,989)	—	(1,301)	(28,562)	(152,530)
Depreciation		—	(146,962)	(67,392)	(5,500,710)	(914)	(188,178)	—	(5,904,156)
Transfers[1]		124,356	707,556	124,659	1,619,073	—	15,823	(2,590,483)	984
Exchange differences and others		1,044	(8,336)	(2,625)	(24,034)	(9)	115	(30,578)	(64,423)

Ending net book amount		1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617

Acquisition cost		1,020,229	5,561,516	1,760,456	57,335,240	14,333	1,572,747	4,843,501	72,108,022
Accumulated depreciation		—	(992,088)	(459,536)	(34,524,095)	(2,997)	(949,408)	—	(36,928,124)
Accumulated impairment		—	(23,699)	(19,104)	(164,916)	—	(28)	—	(207,747)
Government grants		—	(15,782)	—	(3,731)	(21)	—	—	(19,534)

	￦	1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617

[1]	Investment property was transferred to property, plant and equipment during the year ended December 31, 2018.

	2017
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	575,755	2,514,376	516,145	13,196,508	1,041	435,643	1,537,934	18,777,402
Changes during 2017
Acquisitions		7,950	216,035	279,553	6,642,678	117	161,007	2,980,042	10,287,382
Receipt of government grants		—	(1,000)	—	—	—	—	—	(1,000)
Disposals		(2,220)	(2,141)	(3,180)	(164,301)	(1)	(507)	(47,615)	(219,965)
Depreciation		—	(112,343)	(49,851)	(4,301,152)	(379)	(155,051)	—	(4,618,776)
Transfers		1,483	330,333	108,366	876,697	—	6,463	(1,323,342)	—
Exchange differences and others		(1,427)	(14,507)	(11,413)	(120,362)	(1)	(5,334)	(9,398)	(162,442)

Ending net book amount		581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601

Acquisition cost		581,541	3,807,324	1,262,928	46,463,886	3,081	1,217,216	3,137,621	56,473,597
Accumulated depreciation		—	(851,655)	(404,204)	(30,163,696)	(2,304)	(774,959)	—	(32,196,818)
Accumulated impairment		—	(23,699)	(19,104)	(165,509)	—	(35)	—	(208,347)
Government grants		—	(1,217)	—	(4,613)	—	(1)	—	(5,831)

	￦	581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

13.    Property, Plant and Equipment,  continued

(2) Details of depreciation expense allocation for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Cost of sales	￦	5,421,324	4,213,339	3,797,210
Selling and administrative expenses		365,508	292,325	276,969
Other expenses		10,152	7,647	5,307
Development costs		107,172	105,465	54,294

	￦	5,904,156	4,618,776	4,133,780

(3) Certain property, plant and equipment are pledged as collaterals for borrowings of the Group as of December 31, 2018 (see note 34).

(4) The Group capitalized borrowing costs amounting to ￦33,086 million (2017: ￦3,964 million and 2016: ￦14,663 million) on qualifying assets during the year ended December 31, 2018. Borrowing costs were calculated using a capitalization rate of 3.08% (2017: 1.53% and 2016: 3.59%) for the year ended December 31, 2018.

(5) The Group leases certain machinery and others from Hansu Technical Service Ltd. and others under finance lease agreements.

The book value of the machinery and others subject to finance lease agreement amounted to ￦73,069 million as of December 31, 2018 (as of December 31, 2017: ￦79,161 million). The machinery and others are pledged as collateral for the finance lease liabilities.

The Group leases certain machinery and others from Macquarie Capital and others under operating lease agreements. The payment schedule of minimum lease payments under operating lease agreements as of December 31, 2018 is as follows:

	Minimum lease payments
	(In millions of won)
No later than 1 year	￦	156,126
Later than 1 year		157,322

	￦	313,448

(6) Details of insured assets as of December 31, 2018 is as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment; investment property; inventories; and business interruption	￦	80,875,070	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment; investment property		91,760
Erection all risks insurance	Property, plant and equipment		11,659,003

		￦	92,625,833

In addition to the assets stated above, vehicle and delivery equipment are insured by vehicle comprehensive insurance and liability insurance.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

14.     Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

	2018
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	695,073	104,853	882,250	565,114	2,247,290
Changes during 2018
Internal development		—	—	610,954	—	610,954
External acquisition		—	12,767	—	309,418	322,185
Disposals		—	(5,175)	—	(2,901)	(8,076)
Receipt of government grants		—	—	—	(2,080)	(2,080)
Business combination		3,207	—	—	22,539	25,746
Amortization		—	(16,380)	(334,766)	(172,949)	(524,095)
Impairment		—	—	(4,482)	—	(4,482)
Exchange differences		11,531	—	—	(203)	11,328

Ending net book amount		709,811	96,065	1,153,956	718,938	2,678,770

Acquisition cost		709,811	186,057	2,900,071	1,272,127	5,068,066
Accumulated amortization and impairment		—	(89,992)	(1,746,115)	(521,179)	(2,357,286)
Government grants		—	—	—	(32,010)	(32,010)

	￦	709,811	96,065	1,153,956	718,938	2,678,770

	2017
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	730,204	98,963	629,882	456,542	1,915,591
Changes during 2017
Internal development		—	—	511,647	—	511,647
External acquisition		—	26,572	—	246,692	273,264
Disposals		—	(4,872)	—	(1,076)	(5,948)
Amortization		—	(15,810)	(259,279)	(132,265)	(407,354)
Impairment		—	—	—	(769)	(769)
Exchange differences		(35,131)	—	—	(4,010)	(39,141)

Ending net book amount		695,073	104,853	882,250	565,114	2,247,290

Acquisition cost		695,073	184,971	2,293,388	950,432	4,123,864
Accumulated amortization and impairment		—	(80,118)	(1,411,138)	(354,424)	(1,845,680)
Government grants		—	—	—	(30,894)	(30,894)

	￦	695,073	104,853	882,250	565,114	2,247,290

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

14.     Intangible Assets,  continued

(2) Details of amortization expense allocation for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Cost of sales	￦	65,885	46,308	28,877
Selling and administrative expenses		456,269	360,183	293,316
Development costs		1,941	863	376

	￦	524,095	407,354	322,569

(3) Goodwill impairment tests

Goodwill impairment tests are undertaken annually. As the Group has only one CGU, goodwill was allocated to one CGU. Recoverable amount of the CGU was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2018. No impairment loss of goodwill was recognized since the recoverable amount is higher than carrying value of the CGU as of December 31, 2018.

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

(b) Development cost capitalized and expenses on research and development

Among costs associated with development activities, ￦610,954 million (2017: ￦511,647 million and 2016: ￦352,022 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2018. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ￦2,284,000 million (2017: ￦1,975,386 million and 2016: ￦1,744,711 million) were recognized as expenses for the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

14.     Intangible Assets,  continued

(c) Details of development costs as of December 31, 2018 and 2017 are as follows:

	2018
	Individual Asset	Book value		Residual amortization period
	(In millions of won)
DRAM	1xnm B	￦	112,681	7 months
	1ynm[1]		345,001	23 months
	1znm[2]		7,261	—
NAND	3D(72)		37,055	6 months
	3D(96)[2]		406,615	—
	3D(128)[2]		167,043	—
CIS	Hi-1333		4,298	13 months
	Hi-1336[2]		30,599	—
	Hi-1631[2]		43,403	—

		￦	1,153,956

[1]	The name of development cost is changed from 1xynm to 1ynm during the year ended December 31, 2018.
[2]	Amortization has not started as of December 31, 2018.

	2017
	Individual Asset	Book value		Residual amortization period
	(In millions of won)
DRAM	1xnm A	￦	305,848	19 months
	1xynm[1]		192,260	—
NAND	F14		3,990	4 months
	3D(48)		42,343	9 months
	3D(72)[1]		111,164	18 months
	3D(96)[1]		186,488	—
	3D(128)[1]		8,635	—
CIS	Hi-1332		2,520	9 months
	Hi-1333[1]		7,695	—
	Hi-1336[1]		7,235	—
	Hi-1221[1]		3,431	—
	Hi-1631[1]		10,641	—

		￦	882,250

[1]	Amortization has not started as of December 31, 2017.

(d) The Group recognizes ￦4,482 million as an impairment loss in development costs for the year ended December 31, 2018. Meanwhile, there are no impairment losses and reversals of impairment in development costs for the years ended December 31, 2017 and 2016. There are no accumulated impairment losses in development costs as of December 31, 2018 and 2017.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

15.     Investment Property

(1) Changes in investment property for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning net book amount	￦	2,468	2,573
Depreciation		(84)	(105)
Transfer[1]		(984)	—

Ending net book amount		1,400	2,468

Acquisition cost		2,911	5,170
Accumulated depreciation		(1,511)	(2,702)

	￦	1,400	2,468

[1]	Investment property was transferred to property, plant and equipment during the year ended December 31, 2018.

(2) The depreciation expense of ￦84 million was charged to cost of sales for the year ended December 31, 2018 (2017: ￦105 million and 2016: ￦106 million).

(3) Rental income from investment property during the year ended December 31, 2018 was ￦308 million (2017: ￦495 million and 2016: ￦500 million).

16.     Other Payables

Details of other payables as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Accrued expenses	￦	1,879,520	1,340,225

Non-current
Rent deposits payable		14,135	3,412
Long-term accrued expenses		1,096	—

		15,231	3,412

	￦	1,894,751	1,343,637

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

17.     Borrowings

(1) Details of borrowings as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Short-term borrowings	￦	585,788	192,686
Current portion of long-term borrowings		578,665	361,258
Current portion of debentures		449,850	219,836

		1,614,303	773,780

Non-current
Long-term borrowings		2,161,566	2,080,333
Debentures		1,506,068	1,317,157

		3,667,634	3,397,490

	￦	5,281,937	4,171,270

(2) Details of short-term borrowings as of December 31, 2018 and 2017 are as follows:

	Financial Institutions	Interest rate per annum in 2018 (%)	2018		2017
			(In millions of won)
General borrowings (won)	Shinhan Bank	3.76	￦	1,000	—
	Shinhan Bank	3.92		3,920	—
	The Export-Import Bank of Korea	—		—	107,140
	City Bank	3M USD LIBOR + 1.00		22,341	53,466
	Industrial & Commercial Bank of China	—		—	21,387
	China Bank	—		—	10,693
	China Development Bank	3M USD LIBOR + 1.50		558,527	—

			￦	585,788	192,686

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

17.     Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2018 and 2017 are as follows:

	Financial institutions	Interest rate per annum in 2018 (%)[1]	2018		2017
			(In millions of won)
Local currency borrowings:
Funds for equipment	Korea Development Bank	2.02~2.50	￦	500,000	500,000
Finance lease liabilities	Hansu Technical Service Ltd.	3.56~3.71		66,757	74,557
Funds for equipment	NongHyup Bank	1.00		1,248	1,170
Finance lease liabilities	Veolia Water Industrial Development Co., Ltd.	4.00		1,400	1,732

				569,405	577,459

Foreign currency borrowings:
General borrowings	The Export-Import Bank of Korea	3M USD LIBOR + 1.00~1.40		978,233	910,690
		3M JPY LIBOR + 0.57		810,544	—
Funds for equipment	Woori Bank China Bank	—		—	107,140
		3M USD LIBOR + 0.98		125,787	160,710
		3M USD LIBOR + 1.70		7,484	—
	Korea Development Bank	3M USD LIBOR + 1.15		55,905	107,140
		3M USD LIBOR + 0.95		125,787	160,710
		—		—	214,280
	KEB Hana Bank	3M USD LIBOR + 1.23		44,724	85,712
	NongHyup Bank	3M USD LIBOR + 1.33		22,362	64,284
	Standard Chartered Bank Korea Ltd.	—		—	53,466

				2,170,826	1,864,132

Less:				2,740,231	2,441,591
Current maturities				(578,665)	(361,258)

			￦	2,161,566	2,080,333

[1]	As of December 31, 2018, the annual interest rates are as follows:

Type	Interest rate per annum as of December 31, 2018 (%)
3M USD LIBOR	2.80
3M JPY LIBOR	-0.08

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

17.     Borrowings,  continued

(4) Details of debentures as of December 31, 2018 and 2017 are as follows:

	Maturity date	Interest rate per annum in 2018 (%)	2018		2017
			(In millions of won)
Unsecured notes in local currency:
212th	May 30, 2019	5.35	￦	450,000	450,000
214-1st	Aug. 26, 2020	2.27		210,000	210,000
214-2nd	Aug. 26, 2022	2.63		140,000	140,000
215-1st	Nov. 25, 2018	—		—	70,000
215-2nd	Nov. 25, 2020	2.56		100,000	100,000
215-3rd	Nov. 25, 2022	2.75		10,000	10,000
216-1st	Feb. 19, 2018	—		—	70,000
216-2nd	Feb. 19, 2021	2.22		180,000	180,000
216-3rd	Feb. 19, 2023	2.53		80,000	80,000
217-1st	May 27, 2018	—		—	80,000
217-2nd	May 27, 2021	2.30		150,000	150,000
218th	March 14, 2023	3.01		300,000	—
219-1st	August 27, 2023	2.48		250,000	—
219-2nd	August 27, 2025	2.67		90,000	—

				1,960,000	1,540,000

Less: Discounts on debentures				(4,082)	(3,007)

Current portion				(449,850)	(219,836)

			￦	1,506,068	1,317,157

(5) Finance lease liability

Lease liabilities are effectively secured as the rights to the leased asset belong to the lessor. Details of future minimum lease payments to the lessor as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Total minimum lease payment
No later than 1 year	￦	10,773	10,773
Between 1 and 5 years		42,633	43,027
Later than 5 years		24,369	34,748

		77,775	88,548

Discount on present value		(9,618)	(12,259)

Net minimum lease payment
No later than 1 year		10,563	10,563
Between 1 and 5 years		38,218	38,550
Later than 5 years		19,376	27,176

	￦	68,157	76,289

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

18.     Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Current
Advance receipts	￦	8,973	3,040
Unearned income		186	81
Withholdings		49,770	39,862
Deposits received		1,036	989
Contract liabilities		80,373	—
Others		7,500	7,804

		147,838	51,776

Non-current
Other long-term employee benefits		74,403	63,960
Long-term advance receipts		4,900	4,900

		79,303	68,860

	￦	227,141	120,636

19.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

	2018
	Beginning balance		Increase	Utilization	Ending Balance
	(In millions of won)
Warranty	￦	3,807	8,848	(8,663)	3,992
Sales returns[1]		—	—	—	—
Legal claims		9,460	5,881	(9,460)	5,881
Emission allowances		37,412	8,923	—	46,335

	￦	50,679	23,652	(18,123)	56,208

[1]

Upon adoption of IFRS 15, the amount expected to be incurred for future returns and the Group’s right to collect the product from the customer have been recognized as other current liabilities and other current assets respectively.

	2017
	Beginning balance		Increase	Utilization	Ending Balance
	(In millions of won)
Warranty	￦	2,997	7,682	(6,872)	3,807
Sales returns[1]		13,317	118,564	(101,209)	30,672
Legal claims		400	9,460	(400)	9,460
Emission allowances		26,108	11,999	(695)	37,412

	￦	42,822	147,705	(109,176)	81,351

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

19.    Provisions,  continued

[1]

The Group estimated the expected sales returns based on historical results and adjusts sales and cost of sales, respectively. Accordingly, related gross profit and estimated expenses related to the return (such as transportation costs) are recorded as provisions for sales returns.

(2)    Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

(3)    Provisions for legal claims

The Group recognizes provisions for legal claims when the Group has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and the amount can be reliably estimated.

(4)    Provision for emission allowances

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

20.     Defined Benefit Liabilities

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum based on their salaries and years of service at the time of their retirement. Accordingly, the Group is exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Present value of defined benefit obligations	￦	1,609,055	1,330,559
Fair value of plan assets		(1,608,832)	(1,337,848)

Net defined benefit liabilities (assets)	￦	223	(7,289)

Defined benefit liabilities		5,387	6,096
Defined benefit assets[1]		(5,164)	(13,385)

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations amounted to ￦5,164 million and ￦13,385 million as of December 31, 2018 and 2017 is presented as defined benefit assets.

(2) Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	2018 (%)	2017 (%)
Discount rate for defined benefit obligations	2.64 ~ 3.78	3.81 ~ 4.35
Expected rate of salary increase	2.70 ~ 5.83	2.20 ~ 5.46

(3) Weighted average durations of defined benefit obligations as of December 31, 2018 and 2017 are 11.64 and 11.47 years, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

20.     Defined Benefit Liabilities,  continued

(4) Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	1,330,559	1,195,047
Current service cost		179,689	156,777
Interest cost		56,465	46,877
Transfer from associates		1,077	546
Remeasurements:		73,727	(23,406)
Demographic assumption		3,138	—
Financial assumption		102,639	(47,319)
Adjustment based on experience		(32,050)	23,913
Benefits paid		(36,798)	(45,241)
Business combination		4,300	—
Effect of movements in exchange rates		36	(41)

Ending balance	￦	1,609,055	1,330,559

(5) Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	1,337,848	888,559
Contributions		276,739	460,772
Interest income		56,651	34,880
Transfer from associates		1,837	550
Benefits paid		(34,768)	(27,383)
Business combination		3,009	—
Remeasurements		(32,484)	(19,530)

Ending balance	￦	1,608,832	1,337,848

(6) The amounts recognized in profit or loss for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Current service cost	￦	179,689	156,777	159,190
Past service cost		—	—	33,198
Net interest expense		(186)	11,997	20,944

	￦	179,503	168,774	213,332

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

20.     Defined Benefit Liabilities,  continued

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Cost of sales (manufacturing costs)	￦	101,944	95,301	125,241
Selling and administrative expenses		77,559	73,473	88,091

	￦	179,503	168,774	213,332

(8) Details of plan assets as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Deposits	￦	1,607,552	1,336,484
Other		1,280	1,364

	￦	1,608,832	1,337,848

Actual return on plan assets for the year ended December 31, 2018 amounted to ￦24,167 million (2017 : ￦15,350 million and 2016: ￦11,038 million).

(9) As of December 31, 2018, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2019 is ￦358,495 million under the assumption that the Group maintains the defined benefit plan.

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2018 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate	Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦(164,970)	194,258
Expected rate of salary increase (if changed by 1%)	193,911	(167,692)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2018 is as follows:

	2018
	Less than 1 year		1 - 5 years	5 - 10 years	10 - 20 years	Total
	(In millions of won)
Benefits paid	￦	47,327	373,165	903,336	3,300,971	4,624,799

Information about the maturity profile is based on undiscounted amount of defined benefit obligation and classified to employee’s expected years of remaining services.

(12) The Group adopted defined contribution plan for retirement benefit for employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦216 million (2017: ￦76 million) was recognized as cost of sales for the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

21.     Deferred Income Tax

(1) Changes in deferred income tax assets and liabilities for the years ended December 31, 2018 and 2017 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2018
	January 1, 2018		Profit or loss	Equity	Foreign exchange differences	December 31, 2018
	(In millions of won)
Inventories, net	￦	47,169	55,513	—	130	102,812
Property, plant and equipment, net		236,870	(96,703)	—	594	140,761
Defined benefits liabilities, net		416	(30,020)	29,182	(187)	(609)
Short-term and long-term investment assets and others		43,191	(76,175)	—	—	(32,984)
Employee benefits		34,166	5,785	—	3	39,954
Provisions		18,268	794	—	108	19,170
Other assets and other liabilities		14,743	9,840	—	—	24,583
Accrued expenses		13,641	35,242	—	—	48,883
Others		47,832	17,408	—	(8,587)	56,653

Deferred tax assets for temporary differences, net		456,296	(78,316)	29,182	(7,939)	399,223

Tax credit carryforwards recognized		7,813	6,693	—	684	15,190
Tax loss carryforwards recognized		130,120	(14,286)	—	7,172	123,006

Deferred tax assets recognized	￦	594,229	(85,909)	29,182	(83)	537,419

	2017
	January 1, 2017		Profit or loss	Equity	Foreign exchange differences	December 31, 2017
	(In millions of won)
Inventories, net[1]	￦	16,936	30,369	—	(152)	47,153
Property, plant and equipment, net[1]		30,023	215,639	—	(8,792)	236,870
Defined benefits liabilities, net		60,889	(59,344)	(1,114)	(15)	416
Short-term and long-term investment assets and others[1]		34,334	4,785	4,072	—	43,191
Employee benefits		28,671	5,490	—	(3)	34,158
Provisions[1]		11,582	19,237	—	(137)	30,682
Accrued expenses[1]		26,004	(12,363)	—	—	13,641
Others[1]		38,259	13,207	—	(1,505)	49,961

Deferred tax assets for temporary differences, net		246,698	217,020	2,958	(10,604)	456,072

Tax credit carryforwards recognized		360,131	(351,182)	—	(912)	8,037
Tax loss carryforwards recognized		180,807	(31,852)	—	(18,835)	130,120

Deferred tax assets recognized	￦	787,636	(166,014)	2,958	(30,351)	594,229

[1]

Inventories, property, plant and equipment, short-term and long-term investment assets, provisions, accrued expenses and others as of December 31, 2017 are reclassified to conform with the classification as of December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

21.     Deferred Income Tax,  continued

(2) As of December 31, 2018, the deductible temporary differences that are not recognized as deferred tax assets (liabilities) are as follows:

	2018	2017
	(In millions of won)
Investments in subsidiaries, associates, and joint ventures and others	￦(5,139)	317,133
deductible temporary differences	17,756	60,511

22.    Derivative Financial Instruments

(1) There was no derivative financial instruments as of December 31, 2018 and December 31, 2017.

(2) Details of gains and losses from derivative instruments for the year ended December 31, 2017 are as follows (2018: nil):

	2017
	Gain on valuation		Loss on valuation	Gain on transaction	Loss on transaction
	(In millions of won)
Interest rates swap	￦	—	—	902	913

23.    Capital Stock, Capital Surplus and Other Equity

(1) The Parent Company has 9,000,000,000 authorized shares and the face value per share is ￦5,000 as of December 31, 2018. The number of shares issued, common stock, capital surplus and other capital as of December 31, 2018 and 2017, are as follows:

	2018		2017
	(In millions of won, thousands of shares)
Issued shares[1]		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Others		517,939	517,939

		4,143,736	4,143,736

Other equity:
Acquisition cost of treasury shares		(2,508,427)	(771,913)
Stock option		1,976	813

	￦	(2,506,451)	(771,100)

Number of treasury shares		44,001	22,001

[1]	As of December 31, 2018, total number of shares is 728,002 thousand shares, which differs from total issued shares due to the effect of stock retirement.

(2) The Group’s number of outstanding shares is decreased to 684,002 thousand shares as of ended December 31, 2018 due to acquisition of treasury shares. Meanwhile, there are no changes in number of outstanding shares during the years ended December 31, 2017 and 2016.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

24.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Equity-accounted investees — share of other comprehensive loss	￦	(18,166)	(20,442)
Loss on valuation of available-for-sale financial asset[1]		—	(10,735)
Foreign operations — foreign currency translation differences		(464,653)	(471,087)

	￦	(482,819)	(502,264)

[1]

Due to the application of IFRS 9, available-for-sale financial assets for equity investments were reclassified to financial assets measured at financial assets at fair value through profit or loss. As a result of this reclassification, as at January 1, 2018, other comprehensive loss of ￦10,735 million was reclassified to retained earnings.

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

	2018
	Beginning		Change	Effect of significant change in accounting policy	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(20,442)	2,276	—	(18,166)
Loss on valuation of long-term investment assets		(10,735)	—	10,735	—
Foreign operations — foreign currency translation differences		(471,087)	6,434	—	(464,653)

	￦	(502,264)	8,710	10,735	(482,819)

	2017
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	5,944	(26,386)	(20,442)
Loss on valuation of available-for-sale financial assets		—	(10,735)	(10,735)
Foreign operations — foreign currency translation differences		(85,047)	(386,040)	(471,087)

	￦	(79,103)	(423,161)	(502,264)

25.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Legal reserve[1]	￦	178,954	108,354
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		41,619,141	26,943,396

	￦	42,033,601	27,287,256

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

25.    Retained Earnings and Dividends,  continued

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial year, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won and in thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		684,002	706,002	706,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		30%	20%	12%
Total dividends	￦	1,026,003	706,002	423,601

(b) Dividend payout ratio for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Dividends	￦	1,026,003	706,002	423,601
Profit attributable to owners of the Parent Company		15,540,111	10,641,512	2,953,774
Dividend payout ratio		6.60%	6.63%	14.34%

(c) Dividend yield ratio for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In won)
Dividends per share	￦	1,500	1,000	600
Closing stock price		60,500	76,500	44,700
Dividend yield ratio		2.48%	1.31%	1.34%

26.     Revenue

The nature and impact on the Group of initial adopting the IFRS 15 ‘Revenue from contracts with customers’ are described in note 3-(26). Comparative information has not been restated to reflect the new requirement under IFRS 15.

(1) Details of the Group’s revenue for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Sale of goods	￦	40,388,846	30,035,297	17,146,961
Providing services		56,220	74,137	51,014

	￦	40,445,066	30,109,434	17,197,975

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

26.     Revenue,  continued

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
DRAM	￦	32,370,936	22,887,259	12,340,767
NAND Flash		7,420,857	6,648,748	4,347,535
Other		653,273	573,427	509,673

	￦	40,445,066	30,109,434	17,197,975

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Korea	￦	840,491	1,207,464	1,099,426
China		15,785,993	10,074,686	5,960,235
Taiwan		2,950,067	2,626,577	1,732,573
Asia (other than China and Taiwan)		4,609,601	3,574,788	2,165,201
U.S.A.		14,278,161	11,063,503	5,397,944
Europe		1,980,753	1,562,416	842,596

	￦	40,445,066	30,109,434	17,197,975

(4) Details of the Group’s revenue by the timing of revenue recognition for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Performance obligations satisfied at a point in time	￦	40,388,846	30,035,297	17,146,961
Performance obligations satisfied over time		56,220	74,137	51,014

	￦	40,445,066	30,109,434	17,197,975

(5) Revenue recognition policies and performance obligation

Revenue is measured based on promised consideration in a contract with a customer. The Group recognizes revenue when (or as) the Group transfers a promised good to a customer.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

26.     Revenue,  continued

Revenue recognition policies regarding the nature and timing of performance obligations satisfaction in the contract are as follows:

	Nature of goods or services and timing of performance obligation satisfaction	Revenue recognition under IFRS 15
Sale of goods

Revenue is recognized when (or as) goods are transferred to a customer and the customer obtains control of that asset, which is typically upon delivery or shipment depending on the terms of the contract.

When the good is defective, the customer is granted the right to return the defective goods in exchange for a functioning product or cash.

Revenue is measured at the amount of consideration for the sale of goods, reflecting the expected amount of return estimated through historical information. The Group’s right to recover products from customers on settling the refund liability is recognized as asset and refund liability is recognized as well.

Settling a refund liability shall initially be measured by reference to the former carrying amount of the product less any expected costs to recover those products. Refund liability is included in other current liabilities (See note 18) and right to recover products from customers on settling the refund liability is included in other current assets (See note 10). The Group updates the measurement of the asset arising from changes in expectations about products to be returned at the end of each reporting period.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

27.     Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	564,923	467,824	348,571
Defined benefit plan		27,200	25,841	30,135
Employee benefits		115,892	87,299	86,721
Commission		369,307	232,799	230,903
Depreciation		130,229	96,153	82,461
Amortization		442,389	348,519	282,392
Freight and custody charge		27,412	38,920	31,821
Legal cost		34,032	33,251	9,286
Rental		13,301	13,633	14,571
Taxes and dues		31,785	17,132	18,160
Training		32,636	27,105	19,503
Advertising		92,025	83,748	47,055
Utility		11,603	14,480	14,204
Supplies		103,384	82,108	56,067
Repair		24,938	35,871	6,185
Travel and transportation		15,483	11,166	10,459
Sales promotion		64,837	57,180	42,170
Sales repair		6,243	7,682	38,584
Others		28,859	30,168	20,131

		2,136,478	1,710,879	1,389,379

Research and development:
Expenditure on research and development		2,894,954	2,487,033	2,096,733
Development cost capitalized		(610,954)	(511,647)	(352,022)

		2,284,000	1,975,386	1,744,711

	￦	4,420,478	3,686,265	3,134,090

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

28.     Expenses by Nature

Nature of expenses for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017	2016[2]
	(In millions of won)
Changes in finished goods and work-in-process	￦	(1,473,125)	(528,298)	(60,415)
Raw materials and consumables		5,659,357	4,257,017	3,437,714
Employee benefit		3,669,809	3,059,690	2,317,687
Depreciation and amortization		6,309,070	4,912,260	4,396,478
Royalty		172,615	221,789	229,422
Commission		1,675,122	1,254,084	986,059
Utility		1,131,394	971,489	840,129
Repair		1,023,685	946,132	604,458
Outsourcing		1,072,241	895,996	785,755
Other		361,148	397,949	383,942

Total[1]	￦	19,601,316	16,388,108	13,921,229

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

[2]	Expenses for the year ended December 31, 2016 were reclassified to conform with the classification for the years ended December 31, 2018 and 2017.

29.     Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Finance income:
Interest income	￦	62,478	54,275	34,174
Dividend income		2,136	13	18
Foreign exchange differences[1]		1,386,287	893,047	762,747
Gain from derivative instruments		—	902	1,472
Gain on valuation of short-term investment assets[2]		16,740	1,399	1,133
Gain on valuation of long-term investment assets[2]		182,461	—	—
Gain on disposal of short-term investment assets[2]		36,349	15,754	15,348
Gain on disposal of short-term investment assets[2]		5,504	31,078	—

		1,691,955	996,468	814,892

Finance expenses:
Interest expenses		94,635	123,918	120,122
Foreign exchange differences[1]		1,046,217	1,124,628	724,681
Loss from derivative instruments		—	913	1,525
Loss on disposal of long-term investment assets[2]		—	158	—
Loss on valuation of long-term investment assets[2]		1,282	—	—

		1,142,134	1,249,617	846,328

Net finance income (expense)	￦	549,821	(253,149)	(31,436)

[1]	The foreign exchange differences of long-term investment assets amounting to ￦87,246 million are included.

[2]	Gain (loss) related to investment assets for the years ended December 31, 2017 and 2016 were reclassified to conform with the classification for the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

30.     Other Income and Expenses

(1) Other income for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	39,403	35,161	13,167
Gain on disposal of intangible asset		—	758	—
Other		73,407	41,963	39,204

	￦	112,810	77,882	52,371

(2) Other expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	59,738	10,229	6,566
Loss on disposal of intangible assets		5,545	4,872	5,218
Loss on disposal of trade receivables		9,031	7,049	3,137
Loss on impairment of property, plant and equipment		—	—	3,746
Loss on impairment of intangible assets		4,483	769	98
Donation		62,041	76,195	51,629
Other		37,520	19,746	33,585

	￦	178,358	118,860	103,979

31.     Income Tax Expense

(1) Income tax expense for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	5,728,798	2,687,405	543,594
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(13,661)	(56,072)	77,696

		5,715,137	2,631,333	621,290

Deferred tax:
Changes in net deferred tax assets		85,909	166,014	(365,319)

Income tax expense	￦	5,801,046	2,797,347	255,971

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

31.     Income Tax Expense,  continued

(2) The relationship between tax expense and accounting profit for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Profit before tax	￦	21,341,029	13,439,566	3,216,454
Tax calculated at domestic tax rates applicable to profits in the respective countries		5,858,421	3,204,233	777,920
Tax effects of:
Tax-exempt income		(39,732)	(157)	(2,669)
Non-deductible expenses		10,008	4,703	3,981
Changes in unrecognized deferred tax assets		88,614	(113,829)	(517,805)
Tax credit		(137,671)	(126,213)	(101,843)
Adjustments for prior years’ tax liabilities due to change in estimates		(13,661)	(56,072)	77,696
Others		35,067	(115,318)	18,691

Income tax expense	￦	5,801,046	2,797,347	255,971

(3) Income taxes recognized directly in equity for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017	2016
	(In millions of won)
Remeasurements of defined benefit liabilities	￦	29,182	(1,114)	68,171
Gain on valuation of available-for-sale financial assets		—	4,072	—

	￦	29,182	2,958	68,171

32.     Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares during the years.

(1) Basic earnings per share for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders	￦	15,540,111	10,641,512	2,953,774
Weighted average number of outstanding ordinary shares[1]		698,278,083	706,001,795	706,001,795
Basic earnings per share (in won)		22,255	15,073	4,184

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2018	2017	2016
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(29,724,282)	(22,000,570)	(22,000,570)

Weighted average number of outstanding ordinary shares	698,278,083	706,001,795	706,001,795

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

32.     Earnings per Share,  continued

(2) Diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders of the Parent Company	￦	15,540,111	10,641,512	2,953,774
Weighted average number of diluted outstanding ordinary shares[1]		698,364,251	706,038,232	706,001,795
Diluted earnings per share (in won)	￦	22,252	15,072	4,184

[1]	Weighted average number of diluted ordinary shares outstanding is calculated as follows:

	2018	2017	2016
	(In shares)
Weighted average number of outstanding ordinary shares	698,278,083	706,001,795	706,001,795
Stock options	86,168	36,437	—

Weighted average number of diluted outstanding ordinary shares	698,364,251	706,038,232	706,001,795

33.     Transactions with Related Parties and Others

(1) Details of related parties as of December 31, 2018 are as follows:

Type	Name of related parties
Associates	Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund, SK South East Asia Investment Pte. Ltd., Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd., Hystars Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

33.     Transactions with Related Parties and Others,  continued

(2) Significant transactions for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associates	SK China Company Limited	￦	—	9,699	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		3,442	621,986	1,901	13,120
	Hystars Semiconductor (Wuxi) Co., Ltd.		162	—	—	—
Other related parties	SK Telecom Co., Ltd.[1]		313	162,342	46,122	—
	SK Holdings Co., Ltd.[2]		1,465	231,180	539,447	—
	ESSENCORE Limited		917,320	—	—	—
	SK Engineering & Construction Co., Ltd.		4,038	25,882	2,484,366	—
	SK Energy Co., Ltd.		4,040	71,059	—	—
	SK Networks Co., Ltd.		—	7,190	10,600	—
	SKC Solmics Co., Ltd.		—	21,724	1,439	—
	Chungcheong energy service Co., Ltd.		—	19,112	203	—
	SK Materials Co., Ltd.		—	68,957	—	—
	SK Siltron Co., Ltd.		4,392	338,741	—	—
	Others		461	358,935	68,464	—
Other	Happynarae Co., Ltd.[3]		39	576,043	68,630	—

		￦	935,672	2,512,850	3,221,172	13,120

[1]	Operating expense and others include dividend payments of ￦146,100 million.

[2]	For the year ended December 31, 2018, royalty paid for the use of the SK brand amounted to ￦61,955 million.

[3]	The transactions are incurred before the acquisition of Happynarae Co., Ltd.

	2017
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associates	SK China Company Limited	￦	—	5,836	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		5,782	582,745	—	14,828
Other related parties	SK Telecom Co., Ltd.[1]		318	96,441	24,183	—
	SK Holdings Co., Ltd.[2]		994	174,556	142,913	—
	ESSENCORE Limited		749,238	—	—	—
	SK Engineering & Construction Co., Ltd.		27,433	7,290	1,464,735	—
	SK Energy Co., Ltd.		5,075	54,682	—	—
	SK Networks Co., Ltd.		—	5,350	—	—
	SKC Solmics Co., Ltd.		—	30,486	1,020	—
	Chungcheong energy service Co., Ltd.		10	16,062	10	—
	SK Materials Co., Ltd.		3	50,657	—	—
	SK Siltron Co., Ltd.		1,538	84,791	—	—
	Others		667	166,867	29,787	—
Other	Happynarae Co., Ltd.[3]		34	455,632	36,516	—

		￦	791,092	1,731,395	1,699,164	14,828

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

33.     Transactions with Related Parties and Others,  continued

[1]	Operating expense and others include dividend payments of ￦87,660 million.

[2]	For the year ended December 31, 2017, royalty paid for the use of the SK brand amounted to ￦34,882 million.

[3]	The transaction is incurred before Happynarae Co., Ltd. is included in a consolidation scope and the Group acquired control over the Happynarae Co., Ltd. during the year ended December 31, 2018.

	2016
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associates	SK China Company Limited	￦	—	2,596	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		1,171	568,526	17,678	20,726
Other related parties	SK Telecom Co., Ltd.[1]		375	81,125	12,181	—
	SK Holdings Co., Ltd.[2]		907	133,441	146,823	—
	ESSENCORE Limited		571,639	—	—	—
	SK Engineering & Construction Co., Ltd.		2,512	21,838	659,312	—
	SK Energy Co., Ltd.		4,683	47,768	—	—
	SK Networks Co., Ltd.		—	4,747	—	—
	SKC Solmics Co., Ltd.		—	34,433	432	—
	Chungcheong energy service Co., Ltd.		10	16,460	—	—
	SK Materials Co., Ltd.		—	43,213	—	—
	Others		432	123,066	17,528	—
Other	Happynarae Co., Ltd.[3]		30	173,948	13,595	—

		￦	581,759	1,251,161	867,549	20,726

[1]	Operating expense and others include dividend payments of ￦73,050 million.

[2]	For the year ended December 31, 2016, royalty paid for the use of the SK brand amounted to ￦37,887 million.

[3]	The transaction is incurred before Happynarae Co., Ltd. is included in a consolidation scope and the Group acquired control over the Happynarae Co., Ltd. during the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

33.     Transactions with Related Parties and Others,  continued

(3) The balances of significant transactions as of December 31, 2018 and 2017 are as follows:

	2018
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associates	SK China Company Limited	￦	1	9,060
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		33	102,932
	Hystars Semiconductor (Wuxi) Co., Ltd.		19	—
Other related parties	SK Telecom Co., Ltd.		3,339	15,489
	SK Holdings Co., Ltd.		1,876	144,225
	ESSENCORE Limited		71,673	—
	SK Engineering & Construction Co., Ltd.		12,910	744,935
	SK Energy Co., Ltd.		5,350	9,005
	SK Networks Co., Ltd.		790	1,452
	SKC Solmics Co., Ltd.		57	8,113
	Chungcheong energy service Co., Ltd.		4	3,644
	SK Materials Co., Ltd.		443	18,214
	SK Siltron Co., Ltd. [1]		156,023	37,070
	Others		14,918	120,955

		￦	267,436	1,215,094

	2017
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associates	SK China Company Limited	￦	—	5,610
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		—	90,782
Other related parties	SK Telecom Co., Ltd.		94	3,014
	SK Holdings Co., Ltd.		5,530	108,038
	ESSENCORE Limited		90,367	—
	SK Engineering & Construction Co., Ltd.		7,327	946,517
	SK Energy Co., Ltd.		500	10,505
	SK Networks Co., Ltd.		—	1,395
	SKC Solmics Co., Ltd.		—	3,393
	Chungcheong energy service Co., Ltd.		11	2,128
	SK Materials Co., Ltd.		—	11,692
	SK Siltron Co., Ltd. [1]		150,521	21,071
	Others		90	93,433
Other	Happynarae Co., Ltd. [2]		3	55,126

		￦	254,443	1,352,704

[1]	The Group has paid ￦150,000 million in advance for the purchase of wafers during the year ended December 31, 2017 (See note 34).

[2]	The transaction is incurred before Happynarae Co., Ltd. is included in a consolidation scope and the Group acquired control over the Happynarae Co., Ltd. during the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

33.     Transactions with Related Parties and Others,  continued

(4) Key management compensation

Key management includes the Parent Company’s directors, members of the board of directors, chief financial officer, and internal auditors. The compensation paid to key management for employee services for the years ended December 31, 2018, 2017 and 2016 are as follows:

Details	2018		2017	2016
	(In millions of won)
Salaries	￦	106,408	106,291	68,504
Defined benefit plan related expenses		10,516	8,840	8,184
Share-based payment		1,163	813	—
Others		19	13	21

	￦	118,106	115,957	76,709

(5) The Group’s acquisitions of subsidiaries during the year ended December 31, 2018 are presented in note 1 and note 37 and the Group’s acquisitions and additional interests in associates during the year ended December 31, 2018 are presented in note 11.

34.     Commitments and Contingencies

(1)     The details of litigations and claims of the Group as of December 31, 2018 are as follows:

(a)     Lawsuit from Netlist, Inc.

Netlist, Inc. filed a lawsuit against the Parent Company and its subsidiaries including SK hynix America Inc. alleging infringement of multiple patents to U.S. District Court for the Central District of California, USA, on August 31, 2016 and June 14, 2017, to US International Trade Commission on September 1, 2016 and on October 31, 2017, to the German District court of Munich and the Beijing Intellectual Property Court, respectively on July 11, 2017. As of December 31, 2018, the patent infringement lawsuits filed by Netlist, Inc. in the U.S. have not been finalized and the final result cannot be predicted.

Meanwhile, the lawsuit filed to the U.S. International Trade Commission on September 1, 2016 was finalized on January 16, 2018 with the conclusion that the Parent Company and its subsidiaries did not infringe the patents of Netlist, Inc. Netlist, Inc. filed a petition on March 26, 2018.

In addition, regarding the lawsuit filed to the Beijing Intellectual Property Court on July 11, 2017, the Patent Reexamination Board (“PRB”) determined that the patent was invalid on May 30, 2018. Accordingly, the patent infringement lawsuit was dismissed on June 26, 2018. Netlist, Inc. did not appeal PRB’s decision that invalidated the patent and the decision was finalized.

In addition, regarding the lawsuit filed to the German District court of Munich on July 11, 2017, the Court determined that the Group did not infringe the patent litigation of Netlist, Inc. on January 31, 2019.

(b)     Price-fixing class-action lawsuits in North America

On April 27, 2018, a purported class-action lawsuit was filed against the Parent Company and its subsidiary, SK hynix America Inc. in the U.S. District Court for the Northern District of California asserting claims based on alleged price-fixing of DRAM products during the period from June 1, 2016 to February 1, 2018. Similar lawsuits were subsequently filed in federal court in the U.S., as well as in Canadian courts in British Columbia, Quebec and Ontario. As of December 31, 2018, the lawsuits filed have not been finalized and the Group is unable to predict the outcome of these matters and therefore cannot reliably estimate the range of possible loss.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

34.     Commitments and Contingencies,  continued

(c)     The antitrust investigation in China

The State Administration for Market Regulation of China initiated to investigate the violation of the antitrust law regarding on primary DRAM businesses’ sales in China in May 2018. The pending case currently is under investigation. As of December 31, 2018, the Group is unable to predict the outcome of these matters and therefore cannot reliably estimate the range of possible loss.

(d)     Other patent infringement claims and litigation

In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and has recognized a liability when it represents a present obligation as a result of past event and is probable that an outflow of resources will arise and a loss can be reliably estimated.

(2)     Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid on a lump-sum or running basis in accordance with the respective agreements. The lump-sum royalties are expensed over the contract period using the straight-line method.

(3)     Contract for supply of industrial water

The Group has entered into a new contract with Veolia Water Industrial Development Co., Ltd. (“Veolia”) under which the Group purchases industrial water from Veolia during period of June 2018 through May 2023. According to the contract, the Group is obligated to pay base service charges, which are predetermined and additional service charges which are variable according to the amount of water used.

(4)     Post- process service contract with HITECH Semiconductor (Wuxi) Co., Ltd.(HITECH)

The Group has entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

(5)     Assets provided as collateral

Details of assets provided as collateral as of December 31, 2018 are as follows:

	Book value		Pledged amount	Remark
	(In millions of won)
Land	￦	1,260	941,284
Buildings		6,779		Borrowings for equipment and others
Machinery		599,550

	￦	607,589	941,284

Other than the above assets provided as collateral, the finance lease assets of the Group are pledged as collateral for the finance lease liabilities in accordance with the finance lease contracts.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

34.     Commitments and Contingencies,  continued

(6)     Financing agreements

Details of credit lines with financial institutions as of December 31, 2018 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	KEB Hana Bank and others	Import finance including usance	USD	225
		Export finance including bills bought	USD	50
		Comprehensive limit contract for import and export	USD	960
		Accounts receivable factoring contracts which have no right to recourse	KRW	140,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance including usance	RMB USD	1,548 392
SK hynix America Inc. and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	249
Domestic subsidiaries	KEB Hana Bank and others	Import finance including usance	USD	45
		Finance secured by accounts receivable	KRW	46,000
		Agent agreement for payment of goods received	KRW	12,500

(7)     Details of guarantees provided to others as of December 31, 2018 are as follows:

	Amount	Remark
	(In millions of won)
Employees	￦ 4	Guarantees for employees’ borrowings relating to employee stock ownership

(8)     Capital commitments

The Group’s unrecorded commitments in relation to the capital expenditures on property, plant and equipment as of December 31, 2018 and 2017 are ￦1,857,092 million and ￦661,588 million, respectively.

(9)     Long-term purchase agreement for raw materials

The Group has entered into a procurement agreement with SK Siltron Co., Ltd. from 2019 to 2023 for stable supply of wafer with an advanced payment of ￦150,000 million during the year ended December 31, 2017. In addition, SK Siltron Co., Ltd. has committed to provide certain portion of its investment assets as collateral to secure the advanced payment of ￦150,000 million prepaid by the Group.

(10)     Investment in TMC

In regards to the Group’s interests in TMC through its investments in SPC1 and SPC2, equity shares in TMC owned, directly or indirectly, by the Group are limited to a certain percentage during certain periods after the date of acquisition. In addition, during the periods, the Group does not have the right in appointing TMC’s directors and is unable to exercise significant influence over decision-making for TMC’s operation and management.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

35.     Statements of Cash Flows

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Profit for the year	￦	15,539,984	10,642,219	2,960,483
Adjustment
Income tax expense		5,801,046	2,797,347	255,971
Defined benefit plan related expenses		179,503	168,774	213,332
Depreciation of property, plant and equipment		5,904,156	4,618,776	4,133,780
Depreciation of investment property		84	105	106
Amortization		524,095	407,354	322,569
Share-based compensation expenses		1,163	813	—
Loss on disposal of property, plant and equipment		59,738	10,229	6,566
Loss on disposal of intangible assets		5,545	4,872	5,218
Loss on impairment of intangible assets		4,483	769	98
Loss on impairment of property, plant and equipment		—	—	3,746
Loss on valuation of long-term investment asset		1,282	—	—
Interest expense		94,635	123,918	120,122
Loss on foreign currency translation		181,210	246,316	116,500
Gain on equity method investments, net		(14,702)	(12,367)	(22,752)
Gain on disposal of property, plant and equipment		(39,403)	(35,161)	(13,167)
Gain on disposal of intangible assets		—	(758)	—
Gain on valuation of short-term investment assets		(16,740)	(1,399)	(1,133)
Gain on disposal of short-term investment assets		(36,349)	(15,754)	(15,348)
Gain on valuation of long-term investment assets		(182,461)	—	—
Gain on disposal of long-term investment assets		(5,504)	(31,078)	—
Loss on derivative instruments, net		—	11	53
Interest income		(62,478)	(54,275)	(34,174)
Gain on foreign currency translation		(126,094)	(310,978)	(106,840)
Impairment loss on associate investment		1,695	—	—
Others, net		7,047	3,664	697
Changes in operating assets and liabilities
Increase in trade receivables		(547,255)	(2,964,272)	(470,792)
Decrease (increase) in loans and other receivables		38,102	(36,541)	62,758
Increase in inventories		(1,782,384)	(634,623)	(110,769)
Increase in other assets		(98,632)	(302,967)	(55,760)
Increase (decrease) in trade payables		58,773	514,751	(208,439)
Increase in other payables		(16,161)	(110)	(23,558)
Increase (decrease) in other non-trade payables		542,437	666,770	(328,871)
Increase (decrease) in provisions		(25,183)	38,860	17,521
Increase in other liabilities		118,986	4,081	5,018
Payment of defined benefit liabilities		(8,862)	(15,313)	(18,514)
Contributions to plan assets		(276,739)	(460,772)	(327,640)

Cash generated from operating activities	￦	25,825,017	15,373,261	6,486,781

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

35.     Statements of Cash Flows,  continued

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017	2016
	(In millions of won)
Investment in-kind for SK China Company Limited	￦	—	143,209	—
Increase in other payables related to acquisition of property, plant and equipment		954,918	1,154,195	224,412
Transfer of investment property to property, plant and equipment		984	—	—

(3) Changes in liabilities arising from financial activities for the years ended December 31, 2018 and 2017 are as follows:

	2018		2017
	(In millions of won)
Beginning balance	￦	4,171,270	4,335,978
Cash flows from financing activities
Proceeds from borrowings		3,125,721	782,329
Repayments of borrowings		(2,078,522)	(710,635)
Foreign currency differences		61,857	(238,112)
Present value discount (interest expense)		1,611	1,710

Ending balance	￦	5,281,937	4,171,270

36.     Share-based payment

(1) The Group granted equity-settled share options to the Group’s key management during the year ended December 31, 2018 and the stock options as of December 31, 2018 are as follows:

	Total numbers of share option granted	Exercised	Forfeited or Cancelled	Outstanding at December 31, 2018
	(In shares)
1st	99,600	—	—	99,600
2nd	99,600	—	—	99,600
3rd	99,600	—	—	99,600
4th	7,747	—	—	7,747
5th	7,223	—	—	7,223

	313,770	—	—	313,770

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in won)
1st	March 24, 2017	March 24, 2017—March 24, 2019	March 25, 2019—March 24, 2022	48,400
2nd	March 24, 2017	March 24, 2017—March 24, 2020	March 25, 2020—March 24, 2023	52,280
3rd	March 24, 2017	March 24, 2017—March 24, 2021	March 25, 2021—March 24, 2024	56,460
4th	January 01, 2018	January 1, 2018—December 31, 2019	January 1, 2020—December 31, 2022	77,440
5th	March 28, 2018	March 28, 2018—March 28, 2020	March 29, 2020—March 28 2023	83,060

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017 and 2016

36.     Share-based payment,  continued

(2) Measurement of fair value

The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option at grant date. The inputs used are as follows:

	1st	2nd	3rd	4th	5th
Expected volatility	23.23%	23.23%	23.23%	22.50%	25.30%
Estimated fair value of share option (in won)	10,026	9,613	9,296	16,687	18,362
Dividend yield ratio	1.20%	1.20%	1.20%	0.78%	1.23%
Risk free ratio	1.86%	1.95%	2.07%	2.38%	2.46%

(3) The compensation expense for the year ended December 31, 2018 was ￦1,163 million (2017: ￦813 million).

37.	Business Combination

(1) The Group acquired control over Happynarae Co., Ltd. and its subsidiaries as of December 28, 2018 by purchasing 100% share of Happynarae Co., Ltd. to increase effectiveness of procurement process and creating social value. The Group paid ￦63,147 million in cash as consideration and recognized goodwill of ￦3,208 million.

(2) Detail of consideration paid, fair value of acquired assets and assumed liabilities are as follows:

	2018
	(In millions of won)
Consideration paid
Cash and cash equivalents	￦	63,147

Recognized assets and liabilities
Cash and cash equivalents		29,817
Short-term financial instruments		23,000
Trade receivables, and other receivables net		129,649
Inventories, net		1,634
Long-term investment assets		2,714
Property, plant and equipment, net		991
Intangible assets, net		22,539
Other asset		6,164
Trade payables and other payables		(143,804)
Deferred tax liabilities		(4,646)
Current tax liabilities		(3,427)
Defined benefit liabilities, net		(1,291)
Other liabilities		(3,401)

Identifiable net asset		59,939

Goodwill	￦	3,208

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Jeong Hwan Choi
Name:	Jeong Hwan Choi
Title:	Senior Vice President, IRO

Date: April 29, 2019