Form 20-F
period 2019-12-31
SK TELECOM CO LTD
filed 2020-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Jae Kyu Kwak

65, Eulji-ro, Jung-gu, Seoul, Korea

Telephone No.: +82-2-6100-2114

Facsimile No.: +82-2-6100-7830

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one-ninth of one share of Common Stock	SKM	New York Stock Exchange
Common Stock, par value ￦500 per share	SKM	New York Stock Exchange*

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

73,136,448 shares of common stock, par value ￦500 per share (not including 7,609,263 shares of common stock held by the company as treasury shares).

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☒    No  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 included in this annual report.

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

•

our plans for capital expenditures in 2020 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our fourth generation long-term evolution (“LTE”) network and long-term evolution advanced (“LTE-A”) services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things (“IoT”) solutions and platform services business portfolio, including artificial intelligence (“AI”) solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products and services offered through our platform services, including AI solutions;

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

•	the success of our various joint ventures and investments, including SK Hynix, Inc. (“SK Hynix”), a memory-chip maker;

•	our ability to successfully attract and retain subscribers of our telecommunications-related businesses and customers of our other businesses; and

•

the growth of the telecommunications and other industries in which we operate in Korea and other markets and the effect that economic, political or social conditions have on our number of subscribers and customers and results of operations.

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for each of the five years ended December 31, 2019 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

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

	Year Ended December 31,
	2019(20)(21)		2018(21)		2017		2016		2015
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	17,846.9	￦	16,945.9	￦	17,552.0	￦	17,158.3	￦	17,167.6
Revenue		17,743.7		16,874.0		17,520.0		17,091.8		17,136.7
Other income		103.2		71.9		32.0		66.5		30.9
Operating Expense		16,846.0		16,112.1		16,327.4		15,854.9		15,672.2
Operating Profit		1,000.9		833.8		1,224.6		1,303.4		1,495.4
Profit before Income Tax		1,162.7		3,976.0		3,403.3		2,096.1		2,035.4
Profit from Continuing Operations		861.9		3,132.0		2,657.6		1,660.1		1,515.9
Profit for the Year		861.9		3,132.0		2,657.6		1,660.1		1,515.9
Basic Earnings per Share(1)		12,144		44,066		36,582		23,497		20,988

	Year Ended December 31,
	2019(20)(21)	2018(21)	2017	2016	2015
	(In billions of Won, except per share and number of shares data)
Diluted Earnings per Share(2)	12,144	44,066	36,582	23,497	20,988
Basic Earnings per Share from Continuing Operations(1)	12,144	44,066	36,582	23,497	20,988
Diluted Earnings per Share from Continuing Operations(2)	12,144	44,066	36,582	23,497	20,988
Dividends Declared per Share (Won)	10,000	10,000	10,000	10,000	10,000
Dividends Declared per Share (US$)(3)	8.7	9.0	9.4	8.3	8.6
Weighted Average Number of Shares	72,064,159	70,622,976	70,609,160	70,609,160	71,551,966

	As of December 31,
	2019(20)(21)	2018(21)	2017	2016	2015
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦ 314.6	￦ 1,111.3	￦ (907.3)	￦ (447.5)	￦ (96.3)
Property and Equipment, Net	12,334.3	10,718.4	10,144.9	10,374.2	10,371.3
Total Assets	44,611.6	42,369.1	33,428.7	31,297.7	28,581.4
Non-current Liabilities(5)	14,000.4	13,172.3	8,290.4	8,737.1	7,950.8
Share Capital	44.6	44.6	44.6	44.6	44.6
Total Equity	22,823.5	22,349.3	18,029.2	16,116.4	15,374.1

	As of December 31,
	2019(20)(21)	2018(21)	2017	2016	2015
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦ 3,375.9	￦ 2,792.4	￦ 2,715.9	￦ 2,490.5	￦ 2,478.8
Research and Development Expense	391.3	387.7	395.3	344.8	315.8
Depreciation and Amortization Expense(7)	3,771.5	3,126.1	3,097.5	2,941.9	2,845.3
Net Cash Provided by Operating Activities	3,986.1	4,332.6	3,855.8	4,243.2	3,778.1
Net Cash Used in Investing Activities	(3,582.5)	(4,047.7)	(3,070.6)	(2,462.2)	(2,880.5)
Net Cash Used in Financing Activities	(636.8)	(238.3)	(826.6)	(1,044.8)	(964.6)
Margins (% of Operating Revenue and Other Income):
Operating Margin(8)	5.6%	4.9%	7.0%	7.6%	8.7%
Net Margin(9)	4.8%	18.5%	15.1%	9.7%	8.8%

	As of or for the year ended December 31,
	2019	2018	2017	2016	2015
SELECTED OPERATING DATA
Population of Korea (in millions)(10)	51.8	51.8	51.8	51.7	51.5
Our Wireless Penetration(11)	60.8%	59.6%	58.3%	57.2%	55.6%
Number of Employees(12)	40,543	39,909	30,608	25,844	25,992
Our Wireless Subscribers (in thousands)(13)	31,535	30,882	30,195	29,595	28,626
Our 5G Subscribers (in thousands)	2,084	—	—	—	—
Our 5G Penetration(14)	6.6%	—	—	—	—
Our LTE Subscribers (in thousands)(15)	25,022	24,796	22,865	21,078	18,980
Our LTE Penetration(16)	79.3%	80.3%	75.7%	71.2%	66.3%
Average Monthly Data Usage per 5G Subscriber(17)	28.0 GB	—	—	—	—
Average Monthly Data Usage per LTE Subscriber(18)	8.2 GB	7.1 GB	6.0 GB	5.2 GB	3.9 GB
Average Monthly Churn Rate(19)	1.2%	1.2%	1.5%	1.5%	1.5%
Cell Sites	63,066	54,203	52,132	54,986	55,085

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the conversion of outstanding convertible bonds.

(3)	The Dollar amounts shown for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 were translated at the rate of Won 1,155.5 to US$1.00, Won 1,112.9 to US$1.00, Won 1,067.4 to US$1.00, Won 1,203.7 to US$1.00 and Won 1,169.3 to US$1.00, respectively, the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(19) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Derived from our consolidated statements of income.

(8)	Operating revenue and other income and operating profit used in the calculation of these ratios exclude the operating revenue and other income and operating profit from discontinued operations.

(9)	Net margin represents profit for the year divided by operating revenue and other income.

(10)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(11)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(12)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(13)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2019, 2018, 2017, 2016 and 2015 include 2.9 million subscribers, 3.5 million subscribers, 3.4 million subscribers, 3.2 million subscribers and 2.7 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(14)	Our 5G wireless penetration is determined by dividing our 5G subscribers by our total wireless subscribers, as of the end of the period.

(15)	The number of LTE subscribers as of December 31, 2019, 2018, 2017, 2016 and 2015 include 0.6 million subscribers, 0.6 million subscribers, 0.5 million subscribers, 0.3 million subscribers and 0.1 million subscribers, respectively, of MVNOs that lease our LTE network.

(16)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(17)	Average monthly data usage per 5G subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of 5G subscribers for such month.

(18)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(19)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as 5G, by terminating their service and opening a new subscriber account.

(20)	We adopted IFRS 16, Leases, in the fiscal year beginning on January 1, 2019 using the modified retrospective method by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings as of such date. The comparative information presented for 2018, 2017, 2016 and 2015 has not been restated. See “Item 5.A. Operating Results — Recently Adopted International Financial Reporting Standards” and note 3 of the notes to our consolidated financial statements.

(21)	We adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, in the fiscal year beginning on January 1, 2018. We adopted IFRS 15 and IFRS 9 by recognizing the cumulative effect of initially applying IFRS 15 and IFRS 9 as adjustments to the opening balance of retained earnings as of January 1, 2018. The comparative information presented for 2017, 2016 and 2015 has not been restated. See “Item 5.A. Operating Results — Recently Adopted International Financial Reporting Standards.”

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. The collective market share of KT and LG U+ amounts to approximately 53.6%, in terms of number of wireless subscribers (including an aggregate of 7.2% attributable to MVNOs that lease KT’s and LG U+’s respective networks), as of December 31, 2019.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In addition, other companies may enter the wireless network services market. While new entries into such market have historically required obtaining requisite licenses from the MSIT, pursuant to an amendment to the Telecommunications Business Act that went into effect in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement. Although such amendment has not yet resulted in any new entries into the Korean wireless network services market, it may have the effect of encouraging new entries in the future.

We believe that an increase in market share of MVNOs and the entrance of new mobile network operators, if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our results of operations, financial position and cash flows.

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2019, our market share of the fixed-line telephone and VoIP service market was 15.9% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”) and

SK Telink Co., Ltd. (“SK Telink”)) in terms of number of subscribers compared to KT with 57.2% and LG U+ with 17.5%. In addition, our broadband Internet access and Internet protocol TV (“IPTV”) services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. As of December 31, 2019, our market share of the broadband Internet market was 25.6% in terms of number of subscribers compared to KT with 40.9% and LG U+ with 19.6%. As of December 31, 2019, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 14.9% compared to KT with 31.4% (including its IPTV and satellite TV services) and LG U+ with 24.9% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 28.8%.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”) to collectively become the second-largest pay TV provider in Korea in terms of number of subscribers. In April 2019, SK Broadband entered into an agreement with Tbroad Co., Ltd., a leading cable television and other fixed-line telecommunication services provider in Korea with consolidated total assets of Won 973.2 billion and consolidated total revenue of Won 655.1 billion as of and for the year ended December 31, 2019, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd., (collectively, “Tbroad”), pursuant to which Tbroad will merge with and into SK Broadband. Upon the completion of such merger, we expect to own approximately 74.4% of SK Broadband’s total outstanding shares following the issuance of SK Broadband’s shares to Tbroad’s shareholders. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”), another subsidiary of Tbroad Co., Ltd., for a purchase price of Won 10.4 billion in cash. Both transactions have obtained all requisite regulatory and shareholder approvals and are expected to be completed as of April 30, 2020 and April 29, 2020, respectively. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018. While the expiration of such regulation has prompted the submission of a number of bills in the National Assembly to extend its application, it is uncertain whether any of such bills will be passed. An extension of such regulation may restrict our and our major competitors’ abilities to engage in further consolidation or otherwise significantly increase market share in the pay TV market. In addition, there is a pending bill in the National Assembly which proposes to require IPTV service providers to obtain approvals from the MSIT for any mergers or acquisitions or change-of-control transactions.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2019, the monthly churn rate in our wireless telecommunications business ranged from 1.0% to 1.4%, with an average monthly churn rate of 1.2%, which remained unchanged from 2018. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

Our physical security business primarily operated by ADT CAPS Co., Ltd. competes with other large physical security service providers, including S-1 Corporation (“S-1”) and KT Telecop Co., Ltd. (“KT Telecop”). As of December 31, 2019, our market share of the physical security services market was 32.4% in terms of the aggregate revenue of these three companies, compared to S-1 with 55.9% and KT Telecop with 11.6%. SK Infosec’s information security services compete with other providers of similar products and services, such as Ahnlab, Inc., SECUi Corp. and WINS Co., Ltd.

With respect to the e-commerce business operated by Eleven Street Co., Ltd. (“Eleven Street”), 11st, our marketplace business, faces intense competition from various e-commerce providers, including online open marketplaces and social commerce operators such as Gmarket, Auction, Interpark, Coupang, Wemakeprice and TMon. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. Our television shopping (“T-commerce”) business, SK stoa, primarily competes with other home shopping providers such as those listed above, as well as with various e-commerce providers and traditional retailers. The industries in which 11st and SK stoa compete are evolving rapidly and are intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to LTE and 5G technologies. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the continued implementation of 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of expanding our 5G network coverage, focusing on major commercial districts and other densely-populated areas in the Seoul metropolitan area and other major cities. KT and LG U+ have also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. For example, as of January 2019, we discontinued our wireless broadband Internet access (“WiBro”) services, and we also plan to phase out our second generation CDMA wireless services upon receipt of the requisite approval from the MSIT. If we are unable to do so on a cost-effective basis, our results of operations could be adversely affected.

Implementation of new wireless technology and enhancement of existing wireless technology have required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2019, 2018 and 2017, we spent Won 2,514.3 billion, Won 1,735.6 billion and Won 1,597.0 billion, respectively, in capital expenditures to build and enhance our wireless networks. Our continued implementation and expansion of 5G services, which use a higher frequency spectrum than our LTE services, will require additional cell sites and other infrastructure, which may result in an increase in our capital expenditures in the future. We also plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network. In addition, we plan to continue maintaining our LTE network, which we expect will continue to be used broadly by our subscriber base during the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — New Rate Regulations.” Such discounts have contributed to a decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” The Government may suggest other rate reductions in the future, including more affordable subscription plans for 5G wireless services, and any further rate reductions we make in response to such suggestion may adversely affect our results of operations.

Technology Standards. The Government also plays an active role in setting the timetable and quality standards for the adoption and implementation of new technologies to be used by telecommunications operators in Korea. For example, the Government provided such guidance in connection with the introduction of LTE and 5G technologies in the past. The Government may provide similar guidance or recommendations in connection with the adoption and implementation of technologies to be used in future telecommunications services, and it is possible that adherence to such guidance or recommendations promoted by the Government in the future may not provide the best commercial returns for us.

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

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which included only us, were required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) to other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks until September 2019. The expiration of such requirement has prompted the submission of a bill in the National Assembly to extend its application. While it is uncertain whether such bill will be passed, we plan to continue allowing MVNOs to use our networks. Currently, thirteen MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has and may continue to be adversely affected.

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

The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

The COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally over the course of 2020 to date, has materially and adversely affected the global economy and financial markets in recent months as well as disrupted our business operations. The World Health Organization declared the COVID-19 as a pandemic in March 2020. From late February to early April, we implemented remote work arrangements for most of our employees at our headquarters and certain other locations due to an isolated incident of contraction of COVID-19 by one of our employees and in light of the Government’s recommendation for social distancing. While we do not believe that such temporary arrangements have had a material adverse impact on our business, a prolonged outbreak of COVID-19 may result in further disruption in the normal operations of our business, including implementation of further work arrangements requiring employees to work remotely and/or temporary closures of our facilities, which may lead to a reduction in labor productivity.

Other risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

•

an increase in unemployment among, and/or a decrease in disposable income of, our customers, who may not be able to meet payment obligations or otherwise choose to decrease their spending levels, which in turn may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts;

•	a slowdown in the rate of subscriber migration to our 5G service, which generally entails higher-priced subscription plans and wireless devices;

•	disruptions in operations, and/or a decrease in the demand for products and services, of our corporate customers, which in turn may decrease such customers’ demand for our services and products;

•	service disruptions, outages and performance problems due to capacity constraints caused by an overwhelming number of people accessing our services simultaneously;

•	disruptions in supply of mobile handsets or telecommunications equipment from our vendors as well as in the installation of our network infrastructure;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet capital funding needs on a timely and cost-effective basis;

•	a decrease in the fair value of our investments in companies that may be adversely affected by the pandemic; and

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported equipment necessary for expansion and enhancement of our telecommunications infrastructure.

It is not possible to predict the duration or full magnitude of harm from COVID-19. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be adversely affected.

Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and American Depositary Shares (“ADSs”) as well as our results of operation.

As of December 31, 2019, we held a 20.1% equity interest in SK Hynix, which is listed on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”) and is one of the world’s largest memory-chip makers by revenue. As of December 31, 2019, the fair value of our holding in SK Hynix was Won 13,748.0 billion. We received dividend payments of Won 219.2 billion in 2019, Won 146.1 billion in 2018 and Won 87.7 billion in 2017 related to such shareholding.

From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions, and is subject to intense competition. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Although the memory semiconductor industry has recovered since then and SK Hynix has been reporting net profits since 2013, its consolidated profit decreased significantly from Won 15,540.0 billion in 2018 to Won 2,016.4 billion in 2019, mainly due to adverse market conditions and an overcapacity in the industry. The global memory semiconductor industry, which is sensitive to general conditions in the global economy, is subject to cyclical fluctuations, and we expect that there may be future downturns in the industry. Uncertainty in the global economy has increased in recent years, especially with global financial and capital markets experiencing substantial volatility in light of the ongoing global COVID-19 pandemic. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Our share of any net losses incurred by SK Hynix would be reflected in our income statement as share of losses related to investments in associates.

Accordingly, declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.

We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives, and such transactions may negatively impact our business.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives, some of which may be significant in size.

For example, in April 2019, SK Broadband entered into an agreement to merge with Tbroad, a leading cable television and other fixed-line telecommunication services provider in Korea, and a separate share purchase agreement to acquire a 55.0% interest in another subsidiary of Tbroad, which transactions have received all requisite regulatory and shareholder approvals and are expected to be completed as of April 30, 2020 and April 29, 2020, respectively. In addition, in June 2019, we acquired a 34.6% interest in Incross Co., Ltd. (“Incross”), a digital advertising company, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses. Furthermore, in order to strengthen our security business and explore potential synergies with our wireless and fixed-line business portfolio, we acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owns 100% of ADT CAPS Co., Ltd., a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (which subsequently merged with and into ADT CAPS Co., Ltd.) (collectively, “ADT Caps”), for Won 696.7 billion in October 2018; a 100% interest in SK Infosec Co., Ltd. (“SK Infosec”), Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Holdings Co., Ltd. (“SK Holdings”), our largest shareholder; and additional shares of id Quantique SA (“id Quantique”), a leading provider of quantum cryptography solutions for data security based in Switzerland, in 2018 with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind through which we increased our interest in id Quantique to 65.6%. Following our participation in id Quantique’s capital increase in 2019, our equity interest in id Quantique increased to 66.8% as of December 31, 2019.

We have also pursued other strategic alternatives, such as forming a strategic alliance in October 2019 with Kakao Corp. (“Kakao”), a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the information and communication technologies (“ICT”) sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for approximately Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for approximately Won 302.3 billion. In addition, in September 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we acquired a minority equity stake in Content Wavve Co., Ltd. (formerly known as Content Alliance Platform Inc.) (“Content Wavve”), a joint venture established by the three major terrestrial broadcasters in Korea that operated the mobile over-the-top (“OTT”) service “POOQ,” by investing Won 90.9 billion in cash and transferring our former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. As of December 31, 2019, we held 30.0% of the total outstanding shares of Content Wavve. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

While we are hoping to benefit from a range of synergies from our recent or future acquisitions as well as develop new growth engines for our business, we may not be able to successfully complete or integrate such acquisitions or new businesses and may fail to realize the expected benefits in the near term, or at all. For example, in June 2019, we disposed of our entire interest in our consolidated subsidiaries Shopkick Management Company, Inc. (“SMC”) and Shopkick, Inc. (“Shopkick”), a wholly-owned subsidiary of SMC which operates “shopkick,” a mobile reward points-based in-store shopping application, which we had acquired in October 2014, following a prolonged period of unprofitability of the shopkick business. Previously in 2018, we also recognized Won 153.4 billion and Won 52.4 billion of impairment losses for goodwill and intangible assets, respectively, in connection with Shopkick. In addition, when we enter into new businesses with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses. Our business may be negatively impacted if we fail to successfully integrate or realize the anticipated benefits of such transactions.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2019 was approximately 131.0%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 133.1 billion in 2019, Won 151.7 billion in 2018 and Won 150.3 billion in 2017. For more information regarding the usage right fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 16 of the notes to our consolidated financial statements.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has been a major factor for the high utilization of our bandwidth in recent years. Although such trend has been offset in part by the implementation of new technologies that enable more efficient usage of our bandwidth, we expect that the current trend of increased data transmission use by our subscribers will accelerate in the near future as more subscribers migrate to our 5G network and the volume and sophistication of the multimedia content we offer through our wireless data services continue to grow in the 5G environment. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, results of operations, financial position and cash flows. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business. Furthermore, we may be required to pay a substantial amount to acquire additional bandwidth capacity in the future in order to meet increasing bandwidth demand or renew the rights to use our existing bandwidth, and we may not be successful in acquiring the necessary bandwidth to meet such demand at commercially attractive terms or at all, which may adversely affect our financial condition and results of operations.

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

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunication businesses. We spent Won 3,375.9 billion for capital expenditures in 2019. We expect to spend a lower amount for capital expenditures in 2020 compared to 2019 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course.

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

As of December 31, 2019, we had Won 2,255.2 billion in contractual payment obligations due in 2020, which mostly involve repayment of debt obligations, payments related to lease liabilities and other short-term leases and leases of low-value assets and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our networks from Samsung Electronics Co., Ltd. (“Samsung Electronics”), Ericsson-LG Co., Ltd. (“Ericsson-LG”) and Nokia Corporation (“Nokia”). We believe Samsung Electronics currently manufactures more than half of the wireless handsets sold to our subscribers. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in the maintenance and enhancement of our wireless networks. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our results of operations. In addition, inability to lease adequate lines at commercially reasonable rates may impact the quality of the services we offer and may also damage our reputation and our business.

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

If SK Holdings causes us to breach the foreign ownership limitations on our common shares by being deemed to be a foreign entity, we may experience a change of control.

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Holdings, is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2019, SK Holdings owned 21,624,120 shares of our common stock, or 26.8%, of our issued shares. SK Holdings is currently not deemed to be a foreign entity. However, should SK Holdings be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2019, which we believe was 37.2%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2019, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein.

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

Developments that could have an adverse impact on Korea’s economy include:

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China as well as increased uncertainties resulting from the United Kingdom’s exit from the European Union on January 31, 2020;

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

•	the occurrence of severe health epidemics in Korea and other parts of the world (such as the ongoing COVID-19 pandemic);

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small-and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the U.S. and Iran) and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition and the market value of our common shares and ADSs.

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

As of December 31, 2019, SK Holdings owned 26.8% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 7,982,904 shares as of March 31, 2020, exceeds a specified maximum, which was 24,321,893 shares as of March 31, 2020, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 31.5 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2019, representing a market share of 46.4%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products offered through our platform services, including AI solutions.

In February 2012, we acquired an equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of Won 3.4 trillion, and became its largest shareholder. As of December 31, 2019, we held a 20.1% equity interest in SK Hynix.

On March 31, 2020, we had a market capitalization of approximately Won 14.3 trillion (US$11.7 billion, as translated at the noon buying rate of March 31, 2020) or approximately 1.2% of the total market capitalization on the KRX KOSPI Market, making us the 15th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2019, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 31.6% and 22.0%, respectively (compared to our market share of 46.4%), each including MVNO subscribers leasing the respective networks. As of December 31, 2019, MVNOs had a combined market share of 11.4%, of which MVNOs leasing our networks represented 4.2%, MVNOs leasing KT’s networks represented 5.6% and MVNOs leasing LG U+’s networks represented 1.6%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 26.2 lines per 100 population as of December 31, 2019, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 131.0 subscribers per 100 population as of December 31, 2019. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands, except for per population amounts)
Population of Korea(1)	51,850	51,826	51,779	51,696	51,529
Wireless Subscribers(2)	67,937	65,360	62,651	60,287	57,937
Wireless Subscribers per 100 Population	131.0	126.1	121.0	116.6	112.4
Telephone Lines in Service	13,600	14,334	15,039	15,746	16,341
Telephone Lines per 100 Population	26.2	27.7	29.0	30.5	31.7

(1)	Source: The Ministry of the Interior and Safety.
(2)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE technology providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2019, approximately 58.8 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 51.1 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	58,812	58,074	56,576	55,085	53,737
Number of Smartphones	51,132	49,442	48,660	46,418	43,668
Total Number of Wireless Subscribers(1)	67,937	65,360	62,651	60,287	57,937
Penetration of Wireless Internet-Enabled Handsets	86.6%	88.9%	90.3%	91.4%	92.8%
Penetration of Smartphones	75.3%	75.6%	77.7%	77.0%	75.4%

(1)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2019, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 21.9 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	21,906	21,286	20,989	20,349	19,818
Number of IPTV Subscribers	18,021	16,599	15,381	11,850	10,991

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products offered through our platform services, including AI solutions. Our operations are reported in five segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services;

•	fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services;

•	security services, which include physical security services and information security services;

•	commerce services, which include our open marketplace platform, 11st, our T-commerce business, SK stoa, and related ancillary services; and

•	other businesses, which include our portal service, marketing platform business and certain other miscellaneous businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products offered through our platform services. We plan to further utilize our big data analysis capabilities to create products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer. By doing so, we strive to become a socially respected “New ICT Leader” as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a “New ICT Leader,” we have undertaken the following strategic initiatives:

•

Maintain our leadership in the wireless services business by offering innovative 5G services and customer-oriented products and services. We plan to maintain our leadership in the wireless services business by offering innovative 5G services that provide differentiated subscriber experiences, such as our “5G Clusters.” We also plan to promote the proliferation of 5G services by offering services and content that are specialized for the 5G environment, such as cloud gaming, hands-on experience services and e-sports. In addition, we will continue to analyze the needs of our subscribers leveraging our AI technology and provide products and services that meet such needs. We also plan to strengthen our customer relationships with our diverse range of offerings that integrate our wireless services with our products and services in our media, security and commerce businesses.

•

Develop our next-generation growth businesses through hyper-collaboration. We believe that we have evolved from being a domestic telecommunications provider in Korea to possessing the fundamental capabilities that enable us to pursue a broad range of collaboration in the field of ICT with both domestic and international partners. We have formed strategic partnerships with industry leaders to create synergies in various areas, such as 5G cloud gaming, mobile edge computing (“MEC”) and e-sports, and we are continually expanding the areas for collaboration. We aim to create an environment for “hyper-collaboration” to develop and foster our next-generation growth businesses.

•

Develop our technological capabilities and new products and services to support our 5G network. We aim to continue developing cutting-edge technologies that will be adopted as the technological standard for 5G services. In addition, we will seek to apply our 5G infrastructure and capabilities to our various other key businesses such as media, security and commerce to create unique new products and services geared to serve evolving customer needs. Furthermore, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our 5G network.

•

Pursue sustainable management to seek mutual growth with the broader society. The SK Management System, which is the business philosophy and foundation of corporate culture of the SK Group, includes as a key component the goal of growing together with the broader society by contributing to its economic growth and creating social value. Based on a socially accountable governance system led by the Corporate Citizenship Committee of our board of directors, we aim to pursue the “double bottom line” of achieving long-term shareholder value as well as creating social value by leveraging our business capabilities, thereby contributing to the well-being of all stakeholders and the enhancement of our corporate value in the long-term. We have also amended our articles of incorporation at our annual general meeting of shareholders held on March 26, 2020 to incorporate such goal as a core business purpose.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 31.5 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2019, representing a market share of 46.4%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually expanding our 5G network coverage and enhancing service quality. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Network
5G	2,084	—	—	—	—
LTE	25,022	24,796	22,865	21,078	18,980
WCDMA	3,986	5,174	5,842	6,491	7,008
CDMA(1)	443	912	1,488	2,026	2,638

Total	31,535	30,882	30,195	29,595	28,626

(1)	In November 2019, we submitted an application to the MSIT to terminate our second generation wireless services using our CDMA network, which is pending approval by the MSIT.

In 2019, 2018 and 2017, our cellular services segment revenue was Won 12,172.4 billion, Won 12,378.9 billion and Won 13,262.1 billion, respectively, representing 68.6%, 73.4% and 75.7%, respectively, of our consolidated revenue.

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

We provide a voice-over-LTE service, known as our “HD Voice” service, to all of our LTE and 5G subscribers featuring high-quality voice transmission, fast call connection, voice-to-video call switching and digital content sharing during calls. We also offer our subscribers a wide range of wireless data transmissions services. Our messaging service allows our subscribers to send and receive text, graphic, audio and video messages. In addition, our subscribers can access a wide variety of digital content and services through mobile applications providing music, video, gaming, news, commerce and financial services as well as solutions that enable subscribers to access the Internet and e-mail. We intend to continue to build our wireless data services as a platform for growth, extending our portfolio of wireless data services and developing new content for our subscribers.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2019, approximately 23.6 million, or 74.8%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 23.1 million subscribers, or 74.7%, as of December 31, 2018. We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics.

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

IoT Solutions

Through our IoT solutions business, we provide network access and enhanced services to support telemetry-type applications, which are characterized by machine-to-machine (“M2M”) wireless connections, to business customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low-Power Wide-Area network based on LoRa technology (our “LoRa network”) in July 2016. In April 2018, we increased the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology and further enhanced our competitiveness in this business.

We provide network access and customized IoT solutions to our business customers. Our M2M services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2019, Cloud EMS had approximately 210 customers, mostly from energy-intensive industries such as the petrochemical and cement industries.

Platform Services

Through our platform services business, we seek to provide innovative products and services that meet our customers’ evolving needs in an increasingly connected world. For example, we provide location-based services such as T map, which we provide to our and our competitors’ wireless subscribers free of charge. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2019, there were approximately 12.5 million monthly average users of our T map service. In September 2017, we also integrated NUGU, described in more detail below, into our T map service enabling users to use voice commands to operate their mobile devices while driving. In May 2018, we added calling and text messaging functions to the NUGU capabilities available on T map to enhance the convenience and safety of T map users. In January 2019, we formed Grab Geo Holdings PTE. LTD., a joint venture in which we hold a 30.0% interest, with Grab, the leading ride-hailing service provider in Southeast Asia. Through this joint venture, we plan to launch a navigation service for Grab drivers based on T map’s key technologies, including big data analysis algorithms and ultra-precise GPS solutions.

T map also offers a taxi-hailing service called “T map Taxi,” as well as “T map Parking,” a parking service launched in June 2019 that combines our ICT technology with ADT Caps’ parking management and security solutions to provide users with real-time information related to parking lot locations, availability, rates and discounts, in addition to automatic payment services in the case of select parking lots, including those operated by ADT Caps, through a dedicated mobile application. As of December 31, 2019, T map Taxi and T map Parking had approximately 0.8 million and 0.2 million monthly active users, respectively.

We also offer AI solutions through our platform services business. For example, in September 2016, we launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU currently offers a wide range of services including music streaming, connectivity with “Smart Home” and other IoT solutions for the home, educational contents for children, food deliveries, and informational and other personal assistance services, and we plan to continually enhance its functionalities through software updates. Through cloud-based deep-learning technology, NUGU is designed to evolve on its own as it collects more data about its users over time. We have integrated NUGU into our T map service as discussed above as well as our B tv service as further discussed in “— Fixed-line Telecommunication Services — Advanced Media Platform (including IPTV).”

We offer a variety of smart devices based on NUGU, such as “NUGU candle,” an AI light that offers NUGU-based services and changes its color and brightness based on the user’s needs and preferences, “NUGU nemo,” a smart speaker with a touchscreen, “NUGU CHIPS,” a wireless charging dock compatible with certain Samsung Galaxy smartphones that automatically launches a mobile application converting the smartphone being charged into a NUGU-capable device, and “albert AI,” an educational device that teaches children how to code.

In October 2018, we launched “NUGU developers,” a platform on which third-party developers can create and launch new services based on NUGU technology. Through NUGU developers, we provide the “NUGU SDK” service, which enables third-party developers to incorporate NUGU capabilities into their applications or devices. We continue to explore ways in which we can leverage our NUGU technology to enhance our existing products and services.

We also provide a “T phone” service, which offers our customers a number of convenient call functions, such as a spam-call blocking function and a search function that informs customers of the phone numbers of shops, hospitals and other facilities closest to the customer’s current location.

Other New Businesses

We are preparing to launch integrated cloud services based on our advanced 5G MEC technology and platform for business customers that require secure and ultra-low latency communications, focusing on the media, logistics, healthcare, finance and manufacturing industries. In connection with such preparation, we have entered into strategic partnerships with Amazon Web Services and other leading cloud service providers to pursue collaboration on MEC-based cloud services. We also plan to provide smart factory solutions that can leverage our 5G technology and MEC-based cloud services, beginning with SK Hynix, which we expect to result in enhanced efficiency for its semiconductor manufacturing process.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 94.7% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2019. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. Our 5G services are provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 55,000 to Won 125,000 per month. As of December 31, 2019, approximately 2.1 million subscribers have subscribed to the “5GX” plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. In 2019, a majority of our new LTE subscribers have subscribed to the “T” plans. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0” plans for smartphone users who are 24 years old or younger featuring greater data allowance and premium benefits tailored for younger demographics, our “ZEM” plan for children who are 12 years old or younger, our “T Global” rate plans for foreigners featuring unlimited domestic voice minutes and text messaging, a fixed allowance of international voice minutes and data transmission per month and our “Weekend Ting” rate plans for teenagers featuring more data transmission allowance on weekends.

For our T Pocket-Fi device, we provide a fixed monthly data transmission allowance of 10 GB for Won 16,500 per month and 20 GB for Won 24,750 per month. With respect to the wearable devices that we offer, we offer targeted rate plans for smart watches that range from Won 11,000 to Won 12,100 per month, and the “ZEM” rate plans for our T kids’ phone-Joon devices that range from Won 8,800 to Won 19,800 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds made possible by LTE technology. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,900 per month. For certain rate plan subscribers, we also offer unlimited access to wavve through our “wavve and Data Plus” plan at no additional cost or for Won 2,400 or Won 12,300 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,800 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance. We believe that our data add-on rate plan offerings have contributed to the increase in data usage to 8.2 GB of average monthly data usage per LTE subscriber as of December 31, 2019 from 7.1 GB as of December 31, 2018.

Roaming Plans.    Our representative international roaming service plans include our “baro OnePass 300” and “baro OnePass 500” plans, which are fixed rate plans that provide data roaming of 300 MB for Won 9,900 per day and 500 MB for Won 16,500 per day, respectively, and are available in 175 countries. We also offer our “baro OnePass VIP” and “baro OnePass Data VIP” plans, which provide unlimited data roaming, 30 minutes of voice calls and 30 text messages per day for Won 19,000 per day and unlimited data roaming for Won 17,600 per day, respectively, in 89 countries, as well as our “baro” plans, which provide fixed data transmission allowances of 3 GB, 4 GB or 7 GB that can be used over a specified number of days in approximately 110 countries, ranging from Won 29,000 to Won 59,000. Our “baro” plans include free high-quality data voice calls to Korea through our T phone application. We also provide an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges) and data transmission at a rate of Won 563 per MB with a daily data transmission charge ceiling of Won 5,000. With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection” below.

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

5G Network.    5G is the next generation wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of expanding our 5G network coverage, focusing on major commercial districts and other densely-populated areas in the Seoul metropolitan area and other major cities. As part of this coverage expansion, as of December 31, 2019, we have established approximately 70 “5G Clusters” with high 5G connectivity at strategic locations where customers are able to experience the full potential of our 5G network through augmented reality and virtual reality services, cloud gaming and other ICT products. Our 5G services provide a maximum data transmission speed of 2.7 Gbps, and our 5G penetration was 6.6% as of December 31, 2019.

LTE Network.    LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our CDMA and WCDMA networks. Since first commencing our LTE services in July 2011 and LTE-A services, which use carrier aggregation technology that combines spectrum frequencies to improve data transmission speeds, in June 2013, we have developed and launched various upgraded LTE networks and services providing faster network speeds, enhanced connectivity and broader coverage areas. In February 2018, we launched four-band LTE-A services utilizing 4x4 multiple-input multiple-output (“MIMO”) technology providing for data transmission speeds of up to 1 Gbps, and in March 2019, we commenced five-band LTE-A services using 4x4 MIMO technology that provide data transmission speeds of up to 1.2 Gbps. With these developments in LTE technology, our LTE penetration increased to 79.3% as of December 31, 2019 compared to 49.3% as of December 31, 2013. We expect that wireless services based on LTE technology will continue to be used broadly by our users in the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time, and plan to continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. For M2M connections relating to our IoT solutions, we launched our LTE-M services at speeds of up to 10 Mbps in March 2016, as well as our LTE Cat.M1 services at speeds of up to 0.03 Mbps in April 2018. Upgrades to our LTE technology in recent years have enabled even faster data transmission speeds, as shown below.

Wireless network technology	Date of commencement of services	Maximum data transmission speed
LTE	July 2011	75 Mbps
LTE-A	June 2013	150 Mbps
Wideband LTE-A	June 2014	225 Mbps
Tri-band LTE-A	December 2014	300 Mbps
Five-band LTE-A	June 2017	700 Mbps
Tri-band LTE-A with 4x4 MIMO	June 2017	900 Mbps
Four-band LTE-A with 4x4 MIMO	February 2018	1 Gbps
Five-band LTE-A with 4x4 MIMO	March 2019	1.2 Gbps

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2019, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 211.4 Mbps compared to 153.6 Mbps for KT’s LTE network and 110.6 Mbps for LG U+’s LTE network.

The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

CDMA and WCDMA Networks.    CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize second generation cellular services using the CDMA network. As a result of declining usage and the increasing difficulty of maintaining the network, we submitted an application to the MSIT in November 2019 to terminate our second generation CDMA wireless services, which is pending approval by the MSIT.

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

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2019, we had more than 112,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

As of December 31, 2019, our 5G, LTE, WCDMA and CDMA networks had an aggregate of 63,066 cell sites. As we continue to expand our 5G network coverage, the number of our cell sites is expected to increase accordingly.

We have purchased substantially all of the equipment for our networks from Samsung Electronics, Ericsson–LG and Nokia. Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking cell sites to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every cell site and switching station. In places where we have not installed our own transmission lines, we have leased lines from KT and LG U+. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,300 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions and platform services. As of December 31, 2019, we operated more than 560 T Premium Stores.

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

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2019, we had an aggregate of Won 65.7 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. Network O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for 23 years, 22 years and 20 years, respectively.

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

	As of December 31,
	2019	2018	2017
Fixed-Line Telephone (including VoIP)(1)	3,913,274	4,132,265	4,322,767
Broadband Internet	5,613,200	5,404,866	5,232,648
IPTV(2)	5,193,329	4,729,238	4,370,416

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2019, 2018 and 2017, our fixed-line telecommunication services segment revenue was Won 2,948.2 billion, Won 2,822.3 billion and Won 2,719.4 billion, respectively, representing 16.6%, 16.7% and 15.5%, respectively, of our consolidated revenue. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK stoa Co., Ltd. (“SK Stoa”) to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in 2018 and 2017, were reclassified as part of our commerce services segment for 2019. See “— Commerce Services.”

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, in April 2019, we entered into an agreement with Tbroad, a leading cable television and other fixed-line telecommunication services provider in Korea, pursuant to which Tbroad will merge with and into SK Broadband. Upon the completion of such merger, we expect to own approximately 74.4% of SK Broadband’s total outstanding shares. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon. The transactions have obtained all requisite regulatory and shareholder approvals and are expected to be completed as of April 30, 2020 and April 29, 2020, respectively.

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2019, we had approximately 3.9 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 86% of households in Korea as of December 31, 2019. As of December 31, 2019, we had approximately 5.6 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from “Giga Premium,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps, to “Giga Premium×10,” which provides data transmission speeds of up to 10 Gbps.

Advanced Media Platform (including IPTV)

As part of our initiative to be the leading next-generation platform provider, we aim to provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 260 high definition channels depending on the subscription service as of December 31, 2019, as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2019, we had approximately 5.2 million IPTV subscribers. In January 2018, we launched B tv NUGU, which is an all-in-one set top box that incorporates NUGU voice recognition technology and can search for and play media content as well as connect to our Smart Home service through voice commands. In July 2019 and August 2019, respectively, we launched an updated set top box called “Smart 3” set top box, which provides Google Assistant capabilities in addition to our NUGU technology, and “AI 2,” which integrates a stereo system with enhanced audio quality and improved NUGU voice recognition capabilities using beam forming technology.

In September 2019, we acquired a minority equity stake in Content Wavve, which operated the mobile OTT service “POOQ,” and transferred our former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. See “— Other Investments and Relationships — Wavve” below.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 77% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV services, which are subject to a contract of one to three years, range from Won 30,800 to Won 123,750 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line communication services with our wireless services and physical security services, respectively.

Our “Unlimited Home Phone” plan for subscribers to our fixed-line telephone service features unlimited domestic land-to-land voice minutes for a fixed rate and range from Won 7,700 to Won 11,550 per month depending on whether or not the subscriber opts for a contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 36,300 to Won 82,500 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV service that range from Won 11,000 to Won 16,500 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

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

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 70 customer centers and a network of more than 170 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

Security Services

Our security business consists of physical security services provided by ADT Caps and information security services provided by SK Infosec. In 2019, 2018 and 2017, our security services segment revenue was Won 1,109.5 billion, Won 284.3 billion and Won 92.0 billion, respectively, representing 6.3%, 1.7% and 0.5%, respectively, of our consolidated revenue.

Our security services businesses, which were previously part of our other businesses segment in 2018 and 2017, were reclassified as a new security services segment in 2019.

Physical Security

ADT Caps provides a variety of physical security services utilizing its flagship unmanned surveillance and dispatch platform called the Central Monitoring Services (“CMS”). CMS-based services, which accounted for approximately 71% and 70% of ADT Caps’ revenues in 2019 and 2018, respectively, are tailored for residential and commercial needs and operate through a centralized monitoring system that provides offsite surveillance through cameras, sensors and emergency alarms. Upon detecting any suspicious activity through such system or upon request, security personnel is dispatched to the relevant subscriber location to provide further onsite manned security.

Following our acquisition of ADT Caps, we have explored and continue to explore synergies between our security business and other key business segments. For example, we launched “T Safe Security,” a CMS-based video surveillance and security guard dispatch service offered through the distribution channels for our wireless services, in October 2018. In addition, we introduced our bundle-based discounted rate plans “T&Caps” in November 2018 and “B&Caps” in January 2019, which bundle our wireless service and broadband Internet service, respectively, with ADT Caps’ security service. Beginning in June 2019, with the launch of T map Parking, ADT Caps also operates a parking management and security solutions business. See “— Cellular Services — Platform Services” above.

We acquired ADT Caps in October 2018 by acquiring a 55.0% interest in LSH, which owns 100% of ADT Caps, for Won 696.7 billion. In December 2018, we merged NSOK Co., Ltd. (“NSOK”), which became our consolidated subsidiary in 2014 and provided residential and small business electronic security and other related alarm monitoring services, with and into ADT CAPS Co., Ltd.

Information Security

We offer information security solutions through our subsidiary SK Infosec. SK Infosec provides information security consulting services, managed security services as well as cyber threat intelligence solutions. SK Infosec’s representative product is “Secudium IoT,” a convergence security service that combines information, physical and operational technology security services into a single platform.

We acquired SK Infosec from SK Holdings, our largest shareholder, in a share exchange transaction in December 2018, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Holdings in exchange for all of the issued and outstanding common shares of SK Infosec.

Commerce Services

Our commerce services segment consists primarily of “11st,” our online marketplace business operated by Eleven Street, and “T stoa,” our interactive T-commerce network. In 2019, 2018 and 2017, our commerce services segment revenue was Won 710.7 billion, Won 728.4 billion and Won 651.8 billion, respectively, representing 4.0%, 4.3% and 3.7%, respectively, of our consolidated revenue. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in 2018 and 2017, were reclassified as part of our commerce services segment for 2019.

E-Commerce

11st is an online open marketplace that offers a wide range of products through an online and mobile platform. Individual consumers can buy a vast array of products such as clothes and accessories, beauty products, groceries, baby products, books, office supplies, furniture, home goods, outdoor and sporting goods, appliances, electronics, travel packages, entertainment tickets and local deals for restaurants and other services from small- to large-sized retailers that operate “mini malls” on the 11st platform. Eleven Street also operates SK Pay, a convenient and secure payment service through which users can register their credit card to simplify payments for online and mobile purchases for many of our services, including 11st.

As of December 31, 2019, 11st was the leading commerce platform in terms of the total number of unique visitors to its mobile and desktop versions, according to Nielsen Koreanclick. The mobile version of 11st is continuing to grow with an increase in the percentage of annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds, derived from the mobile platform to 68% in 2019 from 65% in 2018 and 61% in 2017. We intend to continue our efforts to increase usage of the mobile version of 11st, enhance the convenience of our 11st mobile and web user interface and create synergies with our other products and services.

Eleven Street was spun-off as our new consolidated subsidiary from SK Planet Co., Ltd. (“SK Planet”) in September 2018. In connection with such spin-off, Eleven Street received a Won 500 billion equity investment in the form of redeemable convertible preferred shares from a group of financial investors led by H&Q Korea Partners, LLC, pursuant to which such financial investors held an 18.2% equity interest in Eleven Street as of December 31, 2019.

T-Commerce

We also operate a T-commerce network, “SK stoa,” through our consolidated subsidiary SK Stoa, which offers a broad assortment of goods and services through pre-recorded television programming. The goods and services promoted on SK stoa’s T-commerce programming can be purchased through telephone orders, SK stoa’s mobile application or online open marketplace, or a virtual application appearing on the television screen using the viewer’s remote controller. In March 2019, SK Stoa launched “SK stoa ON,” which offers searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand capabilities. In September 2019, SK Stoa launched “Hellen Karen,” its own private fashion brand. SK stoa also acts as the exclusive T-commerce distributor for certain products and services of SK Group companies, such as food, electronics, home appliances and car rentals.

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, such as our portal service and other miscellaneous businesses, which we include in our other businesses segment. In 2019, 2018 and 2017, our other businesses segment revenue was Won 802.9 billion, Won 660.1 billion and Won 794.7 billion, respectively, representing 4.5%, 3.9% and 4.5%, respectively, of our consolidated revenue.

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

Others.    We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Dreamus Company (“Dreamus”). Dreamus also operates our personalized music platform “FLO,” which provides a music streaming service with customized music recommendations and user interfaces by analyzing individual user preferences with our AI technology. In 2017 and 2018, we acquired additional equity interests in Dreamus for Won 25.0 billion and Won 65.0 billion, respectively, and as of December 31, 2019, we had a 51.4% equity interest in Dreamus.

We also operate a mobile application marketplace, “One Store,” in collaboration with KT, LG U+ and NAVER Corporation. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea. In recent years, we have made offerings of mobile games as the focus of One Store in response to the rapid growth of the mobile game market in Korea. In November 2019, One Store Co., Ltd., our consolidated subsidiary that operates One Store, undertook a capital increase of approximately Won 97.5 billion by issuing convertible preferred shares to a consortium of financial investors including Kiwoom Investment and SKS Private Equity. As of December 31, 2019, we held 52.7% of the total outstanding shares of One Store Co., Ltd.

In addition, in order to strengthen our data security capabilities in light of expected increases in data transmission by wireless service subscribers and users of our IoT solutions through our 5G network, we acquired a controlling equity interest in id Quantique, a leading provider of quantum cryptography solutions for data security based in Switzerland, in 2018. As of December 31, 2019, we held a 66.8% equity interest in id Quantique.

In June 2019, we acquired a 34.6% interest in Incross, a digital advertising company that provides mobile, online and other forms of digital advertising solutions, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses. Although we own less than a majority of Incross’s outstanding equity interest, Incross is deemed to be our consolidated subsidiary based on our management’s determination that we have sufficient control.

We also provide freight and logistics consulting services to corporate customers through FSK L&S Co. Ltd. (“FSK L&S”), a joint venture with a subsidiary of Foxconn Technology Group of Taiwan, in which we hold a 60.0% equity interest as of December 31, 2019. We acquired such 60.0% equity interest from SK Holdings in February 2018 for approximately Won 18.0 billion. We accounted for FSK L&S as an associate under the equity method in 2018, but following our determination that we have obtained control of FSK L&S during 2019, FSK L&S has become a consolidated subsidiary beginning in 2019.

Interconnection

Our wireless and fixed-line networks interconnect with the public switched telephone networks operated by KT and SK Broadband and, through their networks, with the international gateways of KT and LG U+, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, certain service providers, including us, are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KCC.

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

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 9.15 per minute, Won 9.99 per minute and Won 10.86 per minute for 2019, 2018 and 2017, respectively.

Fixed-line-to-Wireless.    The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 11.64 per minute, Won 13.07 per minute and Won 14.56 per minute for 2019, 2018 and 2017, respectively.

Wireless-to-Wireless.     Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 463.8 billion in 2019, Won 498.5 billion in 2018 and Won 505.1 billion in 2017. Our expenses from these charges were Won 464.1 billion in 2019, Won 494.2 billion in 2018 and Won 512.2 billion in 2017. The charges above were agreed among the parties involved and confirmed by the KCC.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2019, for the following markets.

	Market Share (%)
	SK Telecom	KT		LG U+		Others
Wireless Service(1)	46.4%	31.6%		22.0%		—%
LTE Service(1)	45.3	30.6		24.1		—
5G Service(1)	44.7	30.4		24.9		—
Fixed-Line Telephone (including VoIP)	15.9	57.2		17.5		9.4
Broadband Internet	25.6	40.9		19.6		13.9
Pay TV(2)	14.9	31.4	(3)	24.9	(4)	28.8

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

(3)	Consists of 24.0% from KT’s IPTV service and 7.4% from its satellite TV service provided through KT Skylife Co, Ltd., a subsidiary of KT.

(4)	Consists of 12.9% from LG U+’s IPTV service and 12.0% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2019, we had 31.5 million subscribers, representing a market share of approximately 46.4%, including MVNO subscribers leasing our networks. As of December 31, 2019, KT and LG U+ had 21.4 million and 15.0 million subscribers, respectively, representing approximately 31.6% and 22.0%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2019, we had 2.1 million 5G subscribers and KT and LG U+ had 1.4 million and 1.2 million 5G subscribers, respectively. As of December 31, 2019, we had 25.0 million LTE subscribers and KT and LG U+ had 17.2 million and 13.5 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2019, we had 5.8 million activations and 5.2 million deactivations. For 2019, our monthly churn rate ranged from 1.0% to 1.4%, with an average monthly churn rate of 1.2%, which remained unchanged from 2018. In 2019, we gained 43.5% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 29.0% and LG U+ with 27.6%.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, thirteen MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2019, MVNOs had a combined market share of 11.4%, of which MVNOs leasing our networks represented 4.2%, MVNOs leasing KT’s networks represented 5.6% and MVNOs leasing LG U+’s networks represented 1.6%.

In addition, other companies may enter the wireless network services market. New entries in such market have historically required obtaining requisite licenses from the MSIT. However, pursuant to an amendment to the Telecommunications Business Act that went into effect in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement, which may have the effect of encouraging new entries into the Korean wireless network services market in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our results of operations and financial condition.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with our marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 25.0% in 2017, 24.5% in 2018 and 25.7% in 2019. We attribute such stabilization to the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria and from providing subsidies exceeding a maximum limit established by the KCC for the purchase of mobile phone models that were launched within the last 15 months, among other restrictions and requirements. However, the prohibition from providing handset subsidies exceeding the amount set by the KCC expired in September 2017 pursuant to the expiration of the three-year effective period of the relevant provision of the MDDIA. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2019, our market share of the fixed-line telephone and VoIP service market was 15.9% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 57.2% and LG U+ with 17.5%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 86% of households in Korea as of December 31, 2019. As of December 31, 2019, our market share of the broadband Internet market was 25.6% in terms of number of subscribers compared to KT with 40.9% and LG U+ with 19.6%.

Our IPTV service competes with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2019, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) in terms of number of subscribers was 14.9% compared to KT with 31.4% (including its IPTV and satellite TV services) and LG U+ with 24.9% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 28.8%. We also face increasing competition from global media streaming service providers such as Amazon Video and Netflix, which launched its services in Korea in January 2016.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision to become the second-largest pay TV provider in Korea in terms of number of subscribers. In April 2019, SK Broadband entered into an agreement with Tbroad, pursuant to which Tbroad will merge with and into SK Broadband. Upon the completion of such merger, we expect to own approximately 74.4% of SK Broadband’s total outstanding shares following the issuance of SK Broadband’s shares to Tbroad’s shareholders. In addition, SK Telecom signed a separate share purchase agreement with Tbroad Co., Ltd. to acquire a 55.0% equity interest in Tbroad Nowon for a purchase price of Won 10.4 billion in cash. Both transactions have obtained all requisite regulatory and shareholder approvals and are expected to be completed as of April 30, 2020 and April 29, 2020, respectively. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018. While the expiration of such regulation has prompted the submission of a number of bills in the National Assembly to extend its application, it is uncertain whether any of such bills will be passed. An extension of such regulation may restrict our and our major competitors’ abilities to engage in further consolidation or otherwise significantly increase market share in the pay TV market. In addition, there is a pending bill in the National Assembly which proposes to require IPTV service providers to obtain approvals from the MSIT for any mergers or acquisitions or change-of-control transactions.

Security Services

The physical security services industry in Korea is expanding rapidly due to the relatively low penetration of physical security services as compared to other developed countries, growing demand for residential security services and the popularization of unmanned services. Our physical security business operated by ADT Caps competes with other large physical security service providers, including S-1 and KT Telecop. As of December 31, 2019, our market share of the physical security services market was 32.4% in terms of the aggregate revenue of these three companies, compared to S-1 with 55.9% and KT Telecop with 11.6%.

The information security services market in Korea is also undergoing rapid growth as various industries become more digitalized and the risk of cybersecurity breaches heightens. SK Infosec’s information security services compete with other providers of similar products and services, such as Ahnlab, Inc., SECUi Corp. and WINS Co., Ltd.

Commerce Services

The commerce industry is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally. Our marketplace business, 11st, faces intense competition from various e-commerce providers, including online open marketplaces and social commerce operators such as Gmarket, Auction, Interpark, Coupang, Wemakeprice and TMon. We also face competition from traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. Our T-commerce business, SK stoa, primarily competes with other home shopping providers such as those listed above, as well as with various e-commerce providers and traditional retailers.

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments fall into the following categories:

SK Hynix

As of December 31, 2019, we held a 20.1% equity interest in SK Hynix, one of the world’s largest memory-chip makers by revenue. SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China.

As of December 31, 2019, the fair value of our holding in SK Hynix was Won 13,748.0 billion. We received dividend payments of Won 219.2 billion in 2019, Won 146.1 billion in 2018 and Won 87.7 billion in 2017 related to such shareholding. In 2019, 2018 and 2017, SK Hynix and its subsidiaries, on a consolidated basis, reported revenues of Won 26,990.7 billion, Won 40,445.1 billion and Won 30,109.4 billion, respectively, profit before income tax of Won 2,442.7 billion, Won 21,341.0 billion and Won 13,439.6 billion, respectively, and profit for the year of Won 2,016.4 billion, Won 15,540.0 billion and Won 10,642.2 billion, respectively. The decrease in SK Hynix’s revenues in 2019 was primarily due to decreases in the demand for and average selling prices of DRAM and NAND flash products. As of December 31, 2019, 2018 and 2017, SK Hynix and its subsidiaries, on a consolidated basis, reported total assets of Won 64,789.5 billion, Won 63,658.3 billion and Won 45,418.5 billion, respectively, and total equity of Won 47,943.2 billion, Won 46,852.3 billion and Won 33,820.9 billion, respectively. For a more detailed discussion of the risks relating to our shareholding in SK Hynix, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.”

KEB HanaCard

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEB HanaCard Co., Ltd. (“KEB HanaCard”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. As of December 31, 2019, we held 15.0% of the total outstanding shares of KEB HanaCard. KEB HanaCard offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

Wavve

In September 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we acquired a minority equity stake in Content Wavve (formerly known as Content Alliance Platform Inc.), a joint venture established by the three major terrestrial broadcasters in Korea that operated the mobile OTT service “POOQ,” by investing Won 90.9 billion in cash and transferring our former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. As of December 31, 2019, we held 30.0% of the total outstanding shares of Content Wavve.

Wavve offers over 240,000 titles of video-on-demand contents, including a wide variety of real-time and on-demand terrestrial broadcast programs, movies, popular U.S. and other foreign TV shows and professional sporting events, to its subscribers that can be played on mobile devices, television, personal computer and/or Google’s Chromecast. Monthly subscription plans range from Won 7,900 to Won 13,900 per month, depending on the type and number of accessible devices. We also offer wavve-specific data add-on plans for our wireless service subscribers. Certain types of contents, such as movies, can also be purchased individually.

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

Telecommunications service providers are currently classified into two categories: network service providers and value-added service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we were previously required to obtain a license from the MSIT for the services we provide. However, an amendment to the Telecommunications Business Act, pursuant to which companies meeting certain regulatory criteria may become a network service provider without a separate license requirement, went into effect in June 2019. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA and WiBro technologies, fourth generation wireless telecommunications services using LTE technology and fifth generation wireless telecommunication services using 5G technology.

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

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KCC is required to notify the Minister of the MSIT before it takes certain corrective measures.

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

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. Such system, however, expired on September 22, 2019, which has prompted the submission of a bill in the National Assembly to extend its application. While it is uncertain whether such bill will be passed, we plan to continue allowing MVNOs to use our networks. Currently, thirteen MVNOs provide wireless telecommunications services using the networks leased from us.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2019, 2018 and 2017, the fee amounted to Won 133.1 billion, Won 151.7 billion and Won 150.3 billion, respectively.

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

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We paid such contributions amounting to Won 16.1 billion, Won 16.7 billion and Won 13.6 billion in 2019, 2018 and 2017, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2019, SK Holdings owned 21,624,120 shares of our common stock, or 26.8% of our issued shares. As of December 31, 2019, the two largest foreign shareholders of SK Holdings each held a 3.5% stake therein. If such foreign shareholders increase their shareholdings in SK Holdings to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Holdings, SK Holdings will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Holdings’ shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2019 (which we believe was 37.2%), would reach 63.4%, exceeding the 49.0% ceiling on foreign shareholding.

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

Additionally, the Telecommunications Business Act also authorizes the MSIT to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to three years or a penalty of Won 150 million. See “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2019, SK Group members owned in aggregate 26.8% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2019:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	443,648
	Central Research and Development Center	482,719
	Others(1)	1,777,105
Busan	Regional Headquarters	363,422
	Others(1)	509,510
Daegu	Regional Headquarters	20,978
	Others(1)	458,833
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	739,459
Chungcheong Province	Regional Headquarters	565,643
	Others(1)	774,905

(1)	Includes cell sites.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully the section titled “— Critical Accounting Policies, Estimates and Judgments” as well as notes 2(4) and 4 of the notes to our consolidated financial statements which provide summaries of certain critical accounting policies that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

Our operations are reported in five segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services, (3) security services, which include physical and information security services, (4) commerce services, which include our open marketplace platform, 11st, our T-commerce business, SK stoa, and related ancillary services, and (5) other businesses, which include our portal service, marketing platform business and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.

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

In our security services segment, we generate revenue from our physical and information security services businesses through our subsidiaries ADT Caps (which we acquired in October 2018 and subsequently merged with our former subsidiary NSOK) and SK Infosec (which we acquired in December 2018), respectively. ADT Caps earns revenue principally from physical security services through monthly plan-based fees and usage charges for value-added services paid by its subscribers. SK Infosec generates revenue primarily through consideration paid by customers under contracts for its information security platform and consulting services and solutions.

In our commerce services segment, we derive revenue from our subsidiaries Eleven Street, which was spun-off as our new consolidated subsidiary from SK Planet in September 2018, and SK Stoa. Eleven Street generates revenue principally through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent to the “mini malls” on 11st, its online open marketplace platform, as well as advertising revenue and other commerce solutions from 11st. SK Stoa derives revenues through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network.

In our others segment, we earn revenue from the marketing platform business of SK Planet, the music streaming service and audio device manufacturing businesses of Dreamus and our “Nate” portal service operated by our subsidiary, SK Communications.

Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunication services segment in the years ended December 31, 2018 and 2017, were reclassified as part of our commerce services segment for the year ended December 31, 2019. In addition, our security services businesses, which were previously part of our others segment in the years ended December 31, 2018 and 2017, were reclassified as a new security services segment for the year ended December 31, 2019. The breakdown of our results of operations by operating segment for the years ended December 31, 2018 and 2017 in our consolidated audited financial statements have been recast to retroactively apply such changes in segmentation.

Furthermore, following the spin-off of Eleven Street from SK Planet, the remaining marketing platform business operations of SK Planet, which were previously part of our commerce services segment in the year ended December 31, 2017, were reclassified as part of our others segment for the year ended December 31, 2018. As a result, the breakdown of our results of operations by operating segment for the year ended December 31, 2017 in our consolidated audited financial statements have been recast to retroactively apply such change in segmentation.

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our security service revenue depends principally upon the number of our subscribers and customers and the rates we charge for our physical security services as well as the number and terms of the contracts pursuant to which our information security services are provided. Our commerce service revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of 11st and SK stoa and the number of merchants that utilize 11st and SK stoa to advertise and promote their products and services and the extent of such advertisement and promotion.

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

In 2019, the total number of subscribers who had elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA increased due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 25%. In 2019, approximately 55% of our new subscribers elected to receive discounted rates in lieu of handset subsidies compared to 60% in 2018. As of December 31, 2019, a substantial majority of our subscribers who elected to receive these discounted rates are receiving the increased 25% rate discount. These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has declined, and has contributed to maintaining a stable churn rate.

Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2019 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

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

Our ARPU decreased by 3.6% to Won 31,076 in 2019 from Won 32,247 in 2018, which represented a decrease of 7.6% from Won 34,901 in 2017. Our ARPU including MVNO decreased by 4.2% to Won 27,414 in 2019 from Won 28,615 in 2018, which represented a decrease of 8.2% from Won 31,171 in 2017. The decreases in ARPU and ARPU including MVNO in 2019 and 2018 were primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies and the increase in such discount rate from 20% to 25% starting in September 2017, as well as the additional rate discounts offered to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, starting in December 2017 and July 2018, respectively. Such decreases were offset in part by an increase in subscribers that subscribe to our higher-priced unlimited data usage plans and 5G plans.

Potential Effects of COVID-19.    Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, especially in light of the ongoing global COVID-19 pandemic, which is likely to have a significant negative effect on the Korean economy. For example, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from a deterioration of the Korean economy due to COVID-19 may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. While it is not possible to predict the duration or full magnitude of harm from COVID-19, a continued and prolonged outbreak of COVID-19 may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business — The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.”

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2019 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2019		2018		2017
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	1,000.9	￦	833.8	￦	1,224.6
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Fee revenues		(0.6)		(0.7)		(1.4)
Gain on disposal of property and equipment and intangible assets		(8.9)		(38.9)		(14.0)
Others		(93.7)		(32.3)		(16.6)

		(103.2)		(71.9)		(32.0)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Loss on impairment of property and equipment and intangible assets		65.9		255.8		54.9
Loss on disposal of property and equipment and intangible assets		56.2		87.3		60.1
Donations		17.6		59.0		112.6
Bad debt for accounts receivable — other		5.8		7.7		5.8
Others		66.8		30.1		110.6

		212.3		439.9		344.0

Operating profit pursuant to K-IFRS	￦	1,110.0	￦	1,201.8	￦	1,536.6

See note 5(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2019, 2018 and 2017.

Critical Accounting Policies, Estimates And Judgments

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgments including those related to loss allowances, fair value measurements of financial instruments, estimated useful lives and impairment of long-lived assets, impairment of goodwill, provisions, retirement benefit plans and income taxes. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

Loss Allowances

A loss allowance is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain loss allowances for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience and their credit status, and economic and industrial factors. In addition, following our adoption of IFRS 9, Financial Instruments, in the fiscal year beginning January 1, 2018, we use an “expected credit loss” impairment model to estimate our loss allowances based on the above-described criteria. Under such model, loss allowances are recorded prior to experiencing delinquency on our receivable accounts rather than upon actual delinquency, which was the case under the previously applicable accounting standards. See “— Recently Adopted International Financial Reporting Standards — IFRS 9.” Loss allowance amounted to Won 346.4 billion as of December 31, 2019 and Won 376.0 billion as of December 31, 2018. If economic or specific industry trends worsen beyond our estimates, the loss allowances we have recorded may be materially adjusted in the future.

Fair Value Measurement of Financial Instruments

Subsequent to initial recognition, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit for the period or other comprehensive income. When measuring fair value, we use quoted prices in active markets to the extent such prices exist. The fair values of financial instruments, including derivative instruments, that are not traded in an active market are determined using valuation techniques that require management’s estimates of future cash flows and discount rates. Our management uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. See notes 2(4) and 35(3) of the notes to our consolidated financial statements.

Impairment of Long-lived Assets Including Frequency Usage Rights

Long-lived assets generally consist of property and equipment and definite-lived intangible assets. We review our depreciation and amortization methods, estimated useful lives and residual values of long-lived assets at the end of each annual reporting period. If any such asset or cash-generating unit is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or cash-generating unit exceeds the estimated recoverable amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, we review the recoverable amount of an individual asset or, if it is not possible to measure the individual recoverable amount of an asset, at the level of a cash-generating unit. The recoverable amounts of assets or cash-generating units may be determined based on value-in-use calculations, which require the use of estimates.

Our definite-lived intangible assets include our frequency usage rights, which have contractual lives of 5 to 10.25 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights is exposed to risks and challenges associated with our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for any indication of impairment on an annual basis. If any such indication exists, we test for impairment utilizing the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in no impairment of our frequency usage rights in 2019. See note 16 of the notes to our consolidated financial statements.

Impairment of Goodwill

Goodwill is measured as the excess of the sum of: (1) the consideration transferred, (2) the amount of any non-controlling interests in the acquiree and (3) the fair value of the acquirer’s previously held equity interest in the acquiree (if any), over the net fair value of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized, but tested for impairment at the end of each annual reporting period or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed. For the purpose of impairment testing, we review the recoverable amount of an individual asset or, if it is not possible to measure the individual recoverable amount of an asset, at the level of a cash-generating unit. The recoverable amount of an asset or cash-generating unit to which goodwill has been allocated is the greater of its value in use and its fair value less costs to sell. The value in use calculation requires our management to estimate the future cash flows expected related to the respective cash-generating unit and the determination of an appropriate discount rate in order to calculate present value.

In 2019, we recognized Won 21.1 billion of impairment losses on goodwill compared to Won 166.8 billion of impairment losses on goodwill in 2018. Impairment losses on goodwill in 2019 were mainly due to our recognition of impairment losses on goodwill relating to our consolidated subsidiary Life Design Company Inc. (“Life Design Company”), which operates a celebrity-related merchandise business in Japan. Impairment losses on goodwill in 2018 were mainly due to our recognition of impairment losses on goodwill relating to our former consolidated subsidiary Shopkick, which operated a mobile reward points-based in-store shopping application. We disposed of our entire equity interest in Shopkick in June 2019.

As of December 31, 2019, the amount of goodwill allocated to our security services cash-genearting unit, which is primarily derived from the acquisition of LSH, was Won 1,173.0 billion, which remained unchanged from December 31, 2018. Our management calculated the recoverable amount of such cash-generating unit based on its value in use using a discounted cash flow method. The discounted cash flow method was based on certain key assumptions with respect to relevant revenue growth rates, labor costs, perpetual growth rate and cash flow discount rate that were primarily derived from internal sources as well as historical performance, external market data and industry reports. The estimated revenue growth rates and labor costs were based on 5-year financial budgets that have been approved by management, which took into account external market data, market trends and expectations as well as historical performance. Cash flows beyond 2024 were projected to grow at a perpetual growth rate estimated at 1.0%. Estimating a perpetual growth rate requires significant management judgment about future business strategies as well as micro- and macro-economic environments that are inherently uncertain. Our 5-year cash flow projections with a terminal value were discounted at an appropriate weighted average cost of capital to 7.3%. Based on such calculation, the recoverable amount of the cash-generating unit exceeded its carrying amount, and no impairment loss was recognized on such goodwill in 2019. Future changes in one or more of such assumptions may cause the carrying amount of the cash-generating unit to exceed its recoverable amount, which would require us to recognize impairment losses on goodwill relating to such cash-generating unit as discussed in note 15(2) of the notes to our consolidated financial statements.

See notes 4(12) and 15 of the notes to our consolidated financial statements.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities. We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2019 and 2018, unused tax loss carryforwards of Won 1,023.9 billion and Won 849.9 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of Won 174.0 billion in unrecognized tax loss carryforwards in 2019 compared to 2018 was primarily related to the effects of consolidation of FSK L&S as well as the net loss incurred by some of our consolidated subsidiaries. See notes 4(26) and 31 of the notes to our consolidated financial statements.

Prepaid Expenses

We pay commissions to our retail stores and authorized dealers in connection with acquiring wireless and fixed-line telecommunications subscriber contracts, which would not have been paid if there were no binding contracts with subscribers. Following our adoption of IFRS 15, Revenue from Contracts with Customers, in the fiscal year beginning January 1, 2018, we capitalize certain costs associated with such commissions as prepaid expenses and amortize them over the expected periods over which we expect to maintain such subscribers under contract. Our management assesses such expected contract periods based on our historical experience on the duration of subscriber contracts. If we experience any changes in such historical experience, or if our management decides to use other factors for the determination of the expected contract periods, our estimate of the expected contract period will change, which in turn will affect the rate at which the applicable prepaid expenses are amortized and recognized as our operating expenses. See note 8 of the notes to our consolidated financial statements.

Determination of Stand-Alone Selling Prices in Recognition of Revenue from Cellular Services

Following our adoption of IFRS 15 in the fiscal year beginning January 1, 2018, for contracts where we sell both a wireless device and subscription plan together to a single customer through our subsidiary PS&Marketing, we allocate revenue proportionately based on the relative stand-alone selling prices of the subscription plan and the device, and we recognize unbilled receivables from wireless device sales as contract assets. See note 9 of the notes to our consolidated financial statements. In determining the stand-alone selling price for the subscription plan, we apply the published price of such subscription plan net of any applicable rate discounts, based on our management’s judgment that such discounted price represents the appropriate stand-alone selling price of such plan. A significant change in the facts and circumstances upon which we made such judgment on the determination of stand-alone selling prices may have an impact on the allocation of revenues from our cellular services segment.

Recently Adopted International Financial Reporting Standards

IFRS 16

We adopted IFRS 16, Leases, in the fiscal year beginning on January 1, 2019 using the modified retrospective method by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings as of such date.

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. Pursuant to IFRS 16, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. As a result, we recognized right-of-use assets (as part of our property and equipment) of Won 654.4 billion and Won 709.4 billion and lease liabilities (as part of our financial liabilities) of Won 663.8 billion and Won 712.7 billion, in each case as of January 1, 2019 and December 31, 2019, respectively. For the year ended December 31, 2019, we recognized Won 360.6 billion of depreciation expenses relating to our right-of-use assets and Won 15.5 billion of interest expenses relating to our lease liabilities. Lessor accounting remains similar to previous accounting policies.

As of December 31, 2019, we assess the lease term of a lease contract based on the assumption that the right to extend or terminate the lease is not enforceable if the lease contract requires the counterparty’s consent for its termination or extension. In December 2019, International Financial Reporting Interpretations Committee (“IFRIC”) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period of a lease under IFRS 16 must be determined considering broader economics of the lease contract, rather than just the contractual termination payments. Furthermore, under such agenda, a lease is no longer enforceable when each of the parties to it has the right to terminate the lease without permission from the other party with no more than an insignificant penalty. Considering the type and number of lease contracts entered into as of and from January 1, 2019, we believe that we did not have sufficient time to complete the analysis on our lease portfolios to reflect the impact of such IFRIC agenda decision in our consolidated financial statements as of and for the year ended December 31, 2019. We are in the process of conducting such analysis, which we expect to complete during the first half of 2020, and we plan to apply such IFRIC agenda decision beginning in 2020 as a change in our accounting policies. We expect such application to have the effect of increasing the lease term for certain of our lease contracts, and to result in an increase in our right-of-use assets and lease liabilities.

See notes 3, 4(13) and 4(14) of the notes to our consolidated financial statements for further details regarding the effects of our adoption of IFRS 16 and significant accounting policies related to leases prior to and following the adoption of IFRS 16.

IFRS 15

We adopted IFRS 15, Revenue from Contracts with Customers, in the fiscal year beginning on January 1, 2018. We adopted IFRS 15 by recognizing the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings as of January 1, 2018. We elected to apply IFRS 15 retrospectively only to contracts that were not completed as of January 1, 2018.

IFRS 15 is an accounting standard issued by the IASB that provides a comprehensive framework for determining whether, how much and when revenue is recognized. Pursuant to IFRS 15, we allocate revenue generated from our wireless and fixed-line telecommunication services based on our identification and satisfaction of our stand-alone performance obligations under applicable customer contracts. For example, in the case of contracts where we sell both a wireless device and subscription plan together to a single customer, from which a substantial portion of our overall revenue is generated, we allocate the portion of the overall transaction price related to the wireless device and immediately recognize such portion as revenue, whereas the portion related to the wireless subscription plan is allocated and recognized as revenue over the course of the customer contract period. Under IFRS 15, such allocation is made proportionately based on the stand-alone selling prices of the wireless device and subscription plan.

In addition to the revenue recognition model, IFRS 15 specifies how to account for the incremental costs of obtaining a contract, which in our case includes certain of our commissions paid to our retail stores and authorized dealers in connection with acquiring new customer contracts. IFRS 15 requires certain of such costs to be capitalized as assets and subsequently amortized over the applicable expected contract periods calculated based on our historical experience on the duration of subscriber contracts.

In the case of our consolidated statement of income for the year ended December 31, 2018, the adoption of IFRS 15 had the effect of decreasing our operating revenue by Won 85.8 billion, and decreasing advertising expenses and commission expenses by Won 51.2 billion and Won 12.7 billion, respectively, for a total decrease in our operating expense by Won 66.1 billion. Therefore, the adoption of IFRS 15 resulted in decreases in operating profit and profit before income tax by Won 19.7 billion each. In addition, the adoption had the effect of decreasing our profit for the year by Won 88.2 billion and increasing our income tax expense by Won 68.5 billion. The adoption of IFRS 15 did not have a material impact on our consolidated statement of cash flows for the year ended December 31, 2018. See notes 4(23) and 4(24) of the notes to our consolidated financial statements for further details regarding significant accounting policies related to revenue prior to and following the adoption of IFRS 15.

IFRS 9

We adopted IFRS 9, Financial Instruments, in the fiscal year beginning on January 1, 2018. We adopted IFRS 9 by recognizing the cumulative effect of initially applying IFRS 9 as an adjustment to the opening balance of retained earnings as of January 1, 2018.

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

The adoption of IFRS 9 did not have a material impact on our consolidated statement of income or our consolidated statement of cash flows for the year ended December 31, 2018. See notes 4(5) and 4(6) of the notes to our consolidated financial statements for further details regarding significant accounting policies related to financial assets prior to and following the adoption of IFRS 9.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2019			2018			2017
	(In billions of Won, except percentages)
Operating revenue and other income	￦	17,846.9	100.0%	￦	16,945.9	100.0%	￦	17,552.0	100.0%
Revenue		17,743.7	99.4		16,874.0	99.6		17,520.0	99.8
Other income		103.2	0.6		71.9	0.4		32.0	0.2
Operating expenses		16,846.0	94.4		16,112.1	95.1		16,327.4	93.0
Operating profit		1,000.9	5.6		833.8	4.9		1,224.6	7.0
Profit before income tax		1,162.7	6.5		3,976.0	23.5		3,403.3	19.4
Income tax expense		300.7	1.7		844.0	5.0		745.7	4.2
Profit for the year		861.9	4.8		3,132.0	18.5		2,657.6	15.1
Attributable to:
Owners of the Parent Company		889.9	5.0		3,127.9	18.5		2,599.8	14.8
Non-controlling interests		(28.0)	(0.2)		4.1	0.0		57.8	0.3

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2019			2018			2017
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	9,532.4	53.7%	￦	9,770.4	57.9%	￦	10,639.0	60.7%
Cellular Interconnection		494.3	2.8		532.2	3.2		592.8	3.4
Wireless Device Sales		1,032.0	5.8		989.1	5.9		958.2	5.5
Miscellaneous(2)		1,113.7	6.3		1,087.2	6.4		1,072.1	6.1

Total Cellular Services Revenue		12,172.4	68.6		12,378.9	73.4		13,262.1	75.7

	For the year ended December 31,
	2019			2018			2017
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		224.5	1.3		371.3	2.2		401.0	2.3
Fixed-line Interconnection		92.3	0.5		95.8	0.6		116.0	0.7
Broadband Internet Service and Advanced Media Platform Service		1,807.6	10.2		1,760.4	10.4		1,654.1	9.4
International Calling Service		137.9	0.8		152.9	0.9		166.9	1.0
Miscellaneous(3)		685.9	3.9		441.9	2.6		381.4	2.2

Total Fixed-line Telecommunication Services Revenue		2,948.2	16.6		2,822.3	16.7		2,719.4	15.5

Security Services Revenue(4)		1,109.5	6.3		284.3	1.7		92.0	0.5

Commerce Services Revenue(3) (5)		710.7	4.0		728.4	4.3		651.8	3.7

Others Revenue
Portal Service(6)		18.4	0.1		15.7	0.1		25.1	0.1
Miscellaneous(4) (5) (7)		784.5	4.4		644.4	3.8		769.6	4.4

Total Other Revenue		802.9	4.5		660.1	3.9		794.7	4.5

Total Revenue		17,743.7	100.0		16,874.0	100.0		17,520.0	100.0

Total Revenue Growth		5.2%			(3.7)%			2.5%
Segment Operating Expense(8)
Cellular Services		11,258.3	63.4		11,079.0	65.7		11,548.1	65.9
Fixed-line Telecommunication Services		2,809.0	15.8		2,576.8	15.3		2,550.9	14.6
Security Services		975.9	5.5		295.6	1.8		108.7	0.6
Commerce Services		708.7	4.0		813.4	4.8		806.7	4.6
Others		881.8	5.0		907.4	5.4		969.0	5.5

Total Segment Operating Expense		16,633.7	93.7		15,672.2	92.9		15,983.4	91.2

Segment Operating Profit
Cellular Services		914.1	5.2		1,299.9	7.7		1,714.0	9.8
Fixed-line Telecommunication Services		139.2	0.8		245.5	1.5		168.5	1.0
Security Services		133.6	0.8		(11.3)	(0.1)		(16.7)	(0.1)
Commerce Services		2.0	0.0		(85.0)	(0.5)		(154.9)	(0.9)
Others		(78.9)	(0.4)		(247.3)	(1.5)		(174.3)	(1.0)

Total Segment Operating Profit	￦	1,110.0	6.3%	￦	1,201.8	7.1%	￦	1,536.6	8.8%

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

(3)

Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in the years ended December 31, 2018 and 2017, were reclassified as part of our commerce services segment for the year ended December 31, 2019. As a result, our results of operations for the years ended December 31, 2018 and 2017 have been restated to retroactively apply such reclassification.

(4)

Security services revenue includes revenues from ADT Caps and SK Infosec. Such revenues, which were previously part of our others segment in the years ended December 31, 2018 and 2017, were separated into a new security services segment for the year ended December 31, 2019. As a result, our results of operations for the years ended December 31, 2018 and 2017 have been restated to retroactively apply such new segmentation.

(5)

Commerce services revenue includes revenues from Eleven Street and SK Stoa, in each case as described above. Eleven Street was spun-off as our new consolidated subsidiary from SK Planet in September 2018. Following such spin-off, the remaining marketing platform business operations of SK Planet, which were previously part of our commerce services segment in the year ended December 31, 2017, were reclassified as part of our others segment for the year ended December 31, 2018. As a result, our results of operations for the year ended December 31, 2017 have been restated to retroactively apply such reclassification.

(6)	Portal service revenue includes revenues from “Nate,” our online portal service operated by SK Communications.

(7)	Miscellaneous others revenue includes revenues from the marketing platform business operations of SK Planet as described above and other businesses.

(8)

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

2019 Compared to 2018

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 5.3% to Won 17,846.9 billion in 2019 from Won 16,945.9 billion in 2018, due to increases in both operating revenue and other income, as discussed below.

Our consolidated operating revenue increased by 5.2% to Won 17,743.7 billion in 2019 from Won 16,874.0 billion in 2018, primarily due to an increase in security services revenue, and to a much smaller extent, increases in others revenue and fixed-line telecommunications services revenue, which were partially offset by decreases in cellular services revenue and commerce services revenue.

Our consolidated other income increased by 43.5% to Won 103.2 billion in 2019 from Won 71.9 billion in 2018, primarily due to the gain on the transfer of our e-sports business to SK Telecom CS T1 Co., Ltd., a joint venture with Comcast Spectacor that was newly established in February 2019, as well as on the transfer of our former mobile OTT service business, “oksusu,” to Content Wavve in September 2019.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 1.7% to Won 12,172.4 billion in 2019 from Won 12,378.9 billion in 2018. The decrease in our cellular services revenue was due to decreases in wireless service revenue and cellular interconnection revenue, partially offset by increases in wireless device sales revenue and miscellaneous cellular services revenue.

•

Wireless service revenue decreased by 2.4% to Won 9,532.4 billion in 2019 from Won 9,770.4 billion in 2018, primarily attributable to the continued increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA. The impact of such decrease was partially offset by an increase in the number of subscribers that subscribe to our higher-priced unlimited data usage plans and 5G plans.

•

Cellular interconnection revenue decreased by 7.1% to Won 494.3 billion in 2019 from Won 532.2 billion in 2018. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile call volume.

•

Wireless device sales revenue increased by 4.3% to Won 1,032.0 billion in 2019 from Won 989.1 billion in 2018, primarily due to the launch of our 5G services in April 2019 and the ensuing sales of higher-priced 5G-compatible smartphones.

•

Miscellaneous cellular services revenue increased by 2.4% to Won 1,113.7 billion in 2019 from Won 1,087.2 billion in 2018, primarily because of an increase in rental income from SK Telecom’s real properties, which is recognized as part of our cellular services segment revenue.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 4.5% to Won 2,948.2 billion in 2019 from Won 2,822.3 billion in 2018, primarily due to increases in our broadband Internet service and advanced media platform service revenue and miscellaneous fixed-line telecommunications services revenue, partially offset by a decrease in fixed-line telephone service revenue.

•

Miscellaneous fixed-line telecommunication services revenue increased by 55.2% to Won 685.9 billion in 2019 from Won 441.9 billion in 2018, primarily due to an increase in revenue from our business communications services.

•

Revenue from our broadband Internet service and advanced media platform service (including our IPTV service and former mobile OTT service, which was transferred to Content Wavve in September 2019) increased by 2.7% to Won 1,807.6 billion in 2019 from Won 1,760.4 billion in 2018, primarily due to an increase in the number of IPTV subscribers to 5.2 million subscribers as of December 31, 2019 from 4.7 million subscribers as of December 31, 2018 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

•

Fixed-line telephone service revenue decreased by 39.5% to Won 224.5 billion in 2019 from Won 371.3 billion in 2018, primarily due to decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink) to 3.9 million as of December 31, 2019 from 4.1 million as of December 31, 2018 and residential calling volume as a result of shifting consumer preferences toward wireless communication.

•

Security services: The revenue of our security services segment, which is composed of revenues from ADT Caps and SK Infosec, increased by 290.3% to Won 1,109.5 billion in 2019 from Won 284.3 billion in 2018. A substantial majority of such increase was due to the inclusion of revenues of ADT Caps for a full year in 2019 compared to a partial year in 2018 following the addition of the entities comprising ADT Caps as new consolidated subsidiaries in October 2018 and, to a much smaller extent, the inclusion of revenue of SK Infosec as a new consolidated subsidiary starting at the end of December 2018.

•

Commerce services: The revenue of our commerce services segment, which is composed of revenues from 11st, our open marketplace platform, and SK stoa, our T-commerce network, decreased by 2.4% to Won 710.7 billion in 2019 from Won 728.4 billion in 2018, primarily due to our continued strategic focus to optimize and improve the profitability of our 11st business.

•

Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, increased by 21.6% to Won 802.9 billion in 2019 from Won 660.1 billion in 2018, primarily due to the inclusion of revenues of newly consolidated subsidiaries, such as FSK L&S and Incross.

Operating Expense.    Our consolidated operating expense increased by 4.6% to Won 16,846.0 billion in 2019 from Won 16,112.1 billion in 2018, primarily due to a 20.6% increase in depreciation and amortization expenses to Won 3,771.5 billion in 2019 from Won 3,126.1 billion in 2018 and a 23.3% increase in labor costs to Won

2,822.7 billion from Won 2,288.7 billion in 2018, partially offset by a 56.2% decrease in rent expenses to Won 231.9 billion in 2019 from Won 529.5 billion in 2018, a 3.2% decrease in other operating expenses to Won 1,724.9 billion in 2019 from Won 1,782.4 billion in 2018 and a 6.9% decrease in network interconnection expenses from Won 752.3 billion in 2019 from Won 808.4 billion in 2018.

The increase in depreciation and amortization expenses was primarily due to the recognition of depreciation expenses relating to our right-of-use assets following our adoption of IFRS 16, as well as the commencement of amortization of our frequency usage rights for our 5G services. See “— Recently Adopted International Financial Reporting Standards — IFRS 16.”

The increase in labor costs was primarily due to the additional personnel on payroll in connection with our acquisitions of ADT Caps in October 2018 and SK Infosec in December 2018, as well as the expansion of new businesses such as AI solutions and other platform services.

The decrease in rent expenses was primarily due to the adoption of IFRS 16, pursuant to which we recognized payments on certain of our leased real properties in 2019 as depreciation expenses on right-of-use assets instead of as rent expenses. See “— Recently Adopted International Financial Reporting Standards — IFRS 16.”

The decrease in other operating expenses was primarily due to a decrease in impairment loss on property and equipment and intangible assets to Won 65.9 billion in 2019 from Won 255.8 billion in 2018, which amount in 2018 mainly reflected impairment losses we recognized on the goodwill and intangible assets of our former subsidiary Shopkick.

The decrease in network interconnection expenses was mainly attributable to decreases in wireless-to-fixed-line and fixed-line-to-wireless interconnection rates, as well as decreases in the number of fixed-line telephone subscribers and calling volume.

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating expense for our cellular services segment increased by 1.6% to Won 11,258.3 billion in 2019 from Won 11,079.0 billion in 2018, mainly attributable to an increase in marketing costs to promote our 5G services and the commencement of amortization of our frequency usage rights for our 5G services.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 9.0% to Won 2,809.0 billion in 2019 from Won 2,576.8 billion in 2018, primarily due to increases in labor costs, marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and depreciation and amortization expenses.

•

Security services: The segment operating expense for our security services segment increased by 230.1% to Won 975.9 billion in 2019 from Won 295.6 billion in 2018, primarily due to the inclusion of operating expenses of ADT Caps for a full year in 2019 compared to a partial year in 2018 following the addition of the entities comprising ADT Caps as new consolidated subsidiaries in October 2018 and, to a much smaller extent, the inclusion of operating expenses of SK Infosec as a new consolidated subsidiary starting at the end of December 2018.

•

Commerce services: The segment operating expense for our commerce services segment decreased by 12.9% to Won 708.7 billion in 2019 from Won 813.4 billion in 2018, primarily due to our continued strategic focus to optimize and improve the profitability of our 11st business.

•

Others: The segment operating expense for our others segment decreased by 2.8% to Won 881.8 billion in 2019 from Won 907.4 billion in 2018, primarily as a result of cost-cutting efforts by SK Planet and other subsidiaries in this segment.

Operating Profit.    Our consolidated operating profit increased by 20.0% to Won 1,000.9 billion in 2019 from Won 833.8 billion in 2018, as the increase in operating revenue and other income outpaced the increase in operating expense in 2019.

The following sets forth additional information about our segment operating profit with respect to each of our reportable segments. Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all five reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating profit of our cellular services segment decreased by 29.7% to Won 914.1 billion in 2019 from Won 1,299.9 billion in 2018, due to the decrease in segment operating revenue and the increase in segment operating expense, for the various reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 7.5% in 2019 from 10.5% in 2018.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment decreased by 43.3% to Won 139.2 billion in 2019 from Won 245.5 billion in 2018, due to the greater increase in segment operating expense as compared to the increase in segment operating revenue, for the reasons described above. As a result, the segment operating margin of our fixed-line telecommunication services segment decreased to 4.7% in 2019 from 8.7% in 2018.

•

Security services: Our security services segment had a segment operating profit of Won 133.6 billion in 2019 compared to a segment operating loss of Won 11.3 billion in 2018, due to the aggregate impact of our acquisitions of ADT Caps and SK Infosec as described above. As a result, the segment operating margin of our security services segment improved to 12.0% in 2019 from (4.0)% in 2018.

•

Commerce services: Our commerce services segment had a segment operating profit of Won 2.0 billion in 2019 compared to a segment operating loss of Won 85.0 billion in 2018, due to the greater decrease in segment operating expense as compared to the decrease in segment operating revenue, for the reasons described above. As a result, the segment operating margin of our commerce services segment improved to 0.3% in 2019 from (11.7)% in 2018.

•

Others: The segment operating loss of our others segment decreased by 68.1% to Won 78.9 billion in 2019 from Won 247.3 billion in 2018, due to the increase in segment operating revenue and the decrease in segment operating expense as described above. As a result, the segment operating margin of our others segment improved to (9.8)% in 2019 from (37.5)% in 2018.

Finance Income and Finance Costs.    Our finance income decreased by 44.6% to Won 142.0 billion in 2019 from Won 256.4 billion in 2018, primarily due to a decrease in gain relating to financial assets at fair value through profit or loss to Won 4.5 billion in 2019 from Won 83.6 billion in 2018, primarily relating to our disposal of 200,000 redeemable convertible preference shares of KRAFTON Co., Ltd. (formerly known as Bluehole Inc.) (“Krafton”) in 2018, as well as a decrease in dividends to Won 10.0 billion in 2019 from Won 35.1 billion in 2018, which was primarily related to a decrease in dividend payments following SK Planet’s disposal of investments in certain real estate funds as well as our disposal of all of our shares of KB Financial Group Inc. in 2018. The effect of such decrease was partially offset by an increase in gain on settlement of derivatives to Won 29.3 billion in 2019 from Won 20.4 billion in 2018, primarily as a result of exchange rate fluctuations.

Our finance costs increased by 11.6% to Won 429.8 billion in 2019 from Won 385.2 billion in 2018, primarily due to an increase in interest expense to Won 397.9 billion in 2019 from Won 307.3 billion in 2018 as a result of an increase in the aggregate amount of our outstanding debentures, which was partially offset by a decrease in loss on foreign currency transactions to Won 12.7 billion in 2019 from Won 38.9 billion in 2018.

Gains (Losses) Related to Investments in Associates and Joint Ventures.    Gains related to investments in associates and joint ventures decreased by 86.3% to Won 449.5 billion in 2019 from Won 3,270.9 billion in 2018, primarily due to a decrease in share of profits of SK Hynix to Won 416.2 billion in 2019 from Won 3,238.1 billion in 2018. Such decrease was primarily due to a decrease in SK Hynix’s profit for the year to Won 2,016.4 billion in 2019 from Won 15,540.0 billion in 2018.

Income Tax.    Income tax expense decreased by 64.4% to Won 300.7 billion in 2019 from Won 844.0 billion in 2018 primarily due to a 70.8% decrease in profit before income tax to Won 1,162.7 billion in 2019 from Won 3,976.0 billion in 2018. Our effective tax rate in 2019 increased to 25.9% from 21.2% in 2018. Our effective tax rates in 2019 and 2018 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to non-taxable income in 2019 and changes in unrecognized deferred taxes in 2018.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 72.5% to Won 861.9 billion in 2019 from Won 3,132.0 billion in 2018. Profit for the year as a percentage of operating revenue and other income was 4.8% in 2019 compared to 18.5% in 2018.

2018 Compared to 2017

Operating Revenue and Other Income.    Our consolidated operating revenue and other income decreased by 3.5% to Won 16,945.9 billion in 2018 from Won 17,552.0 billion in 2017, due to a decrease in operating revenue, offset in small part by an increase in other income, as discussed below.

Our consolidated operating revenue decreased by 3.7% to Won 16,874.0 billion in 2018 from Won 17,520.0 billion in 2017, primarily due to a decrease in cellular services revenue, and to a much smaller extent, a decrease in others revenue, which were partially offset by increases in security services revenue, fixed-line telecommunication services revenue and commerce services revenue.

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

•

Wireless service revenue decreased by 8.2% to Won 9,770.4 billion in 2018 from Won 10,639.0 billion in 2017, primarily attributable to the continued increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA and the decrease in revenues from our roaming services subsequent to the launch of our “Safe Automatic T Roaming” service in March 2018. Such decrease was also partly attributable to the adoption of IFRS 15, which caused us to recognize a smaller portion of the overall transaction price of contracts under which we sell both a wireless device and subscription plan together to a single customer as wireless service revenue than under the previously applicable accounting standards. See “— Recently Adopted International Financial Reporting Standards — IFRS 15.”

•

Cellular interconnection revenue decreased by 10.2% to Won 532.2 billion in 2018 from Won 592.8 billion in 2017. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile call volume.

•

Wireless device sales revenue increased by 3.2% to Won 989.1 billion in 2018 from Won 958.2 billion in 2017, primarily due to the adoption of IFRS 15, which caused us to recognize a greater portion of the overall transaction price of contracts under which we sell both a wireless device and subscription plan together to a single customer as wireless device sales revenue than under the previously applicable accounting standards, partly offset by a decrease in sales of handsets due to lower customer demand for new devices. See “— Recently Adopted International Financial Reporting Standards — IFRS 15.”

•	Miscellaneous cellular services revenue increased by 1.4% to Won 1,087.2 billion in 2018 from Won 1,072.1 billion in 2017, primarily because of an increase in revenue from our IoT solutions business.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 3.8% to Won 2,822.3 billion in 2018 from Won 2,719.4 billion in 2017, primarily due to increases in our broadband Internet service and advanced media platform service revenue and miscellaneous fixed-line telecommunications services revenue, partially offset by decreases in fixed-line interconnection revenue and fixed-line telephone service revenue.

•

Revenue from our broadband Internet service and advanced media platform service (including our IPTV service and former mobile OTT service, which was transferred to Content Wavve in September 2019) increased by 6.4% to Won 1,760.4 billion in 2018 from Won 1,654.1 billion in 2017, primarily due to an increase in the number of IPTV subscribers to 4.7 million subscribers as of December 31, 2018 from 4.4 million subscribers as of December 31, 2017 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

•

Miscellaneous fixed-line telecommunication services revenue increased by 15.9% to Won 441.9 billion in 2018 from Won 381.4 billion in 2017, primarily due to an increase in revenue from our business communications services.

•

Fixed-line telephone service revenue decreased by 7.4% to Won 371.3 billion in 2018 from Won 401.0 billion in 2017, primarily due to a decrease in the number of fixed-line telephone subscribers and residential calling volume as discussed above.

•

Fixed-line interconnection revenue decreased by 17.4% to Won 95.8 billion in 2018 from Won 116.0 billion in 2017, primarily due to a decrease in interconnection rates, as well as decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink) to 4.1 million as of December 31, 2018 from 4.3 million as of December 31, 2017 and residential calling volume as a result of shifting consumer preferences toward wireless communication.

•

Security services: The revenue of our security services segment increased by 209.0% to Won 284.3 billion in 2018 from Won 92.0 billion in 2017, primarily due to the consolidation of revenues of ADT Caps starting in October 2018.

•

Commerce services: The revenue of our commerce services segment, which is primarily composed of revenues from 11st, our open marketplace platform, and SK stoa, our T-commerce network, increased by 11.8% to Won 728.4 billion in 2018 from Won 651.8 billion in 2017, primarily due to an increase in revenue from SK stoa as a result of increased volume of merchandise sold through such channel.

•

Others: The revenue of our others segment, which is composed of revenue from our portal service and miscellaneous other revenue, decreased by 16.9% to Won 660.1 billion in 2018 from Won 794.7 billion in 2017, primarily due to the effects of the reorganization of SK Planet’s business operations.

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

The increase in other operating expenses was primarily due to an increase in impairment loss on property and equipment and intangible assets to Won 255.8 billion in 2018, which mainly reflected impairment losses we recognized on the goodwill and intangible assets of Shopkick, from Won 54.9 billion in 2017.

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating expense for our cellular services segment decreased by 4.1% to Won 11,079.0 billion in 2018 from Won 11,548.1 billion in 2017, attributable mainly to a decrease in marketing costs in light of lower customer demand for new wireless devices and the completion of depreciation for some of our property and equipment.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 1.0% to Won 2,576.8 billion in 2018 from Won 2,550.9 billion in 2017, primarily due to an increase in marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and an increase in depreciation and amortization expenses.

•

Security services: The segment operating expense for our security services segment increased by 171.9% to Won 295.6 billion in 2018 from Won 108.7 billion in 2017, primarily due to the recognition of operating expenses related to ADT Caps following our acquisition thereof in October 2018.

•

Commerce services: The segment operating expense for our commerce services segment increased by 0.8% to Won 813.4 billion in 2018 from Won 806.7 billion in 2017, primarily due to the increase in the volume of merchandise sold through SK stoa.

•

Others: The segment operating expense for our others segment decreased by 6.4% to Won 907.4 billion in 2018 from Won 969.0 billion in 2017, primarily due to the effects of the reorganization of SK Planet’s business operations.

Operating Profit.     Our consolidated operating profit decreased by 31.9% to Won 833.8 billion in 2018 from Won 1,224.6 billion in 2017, as the decrease in operating revenue and other income outpaced the decrease in operating expense in 2018.

The following sets forth additional information about our segment operating profit with respect to each of our reportable segments. Our segment operating profit with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all five reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

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

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 45.7% to Won 245.5 billion in 2018 from Won 168.5 billion in 2017, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the reasons described above. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 8.7% in 2018 from 6.2% in 2017.

•

Security services: The segment operating loss of our security services segment decreased by 32.3% to Won 11.3 billion in 2018 from Won 16.7 billion in 2017, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the reasons described above. As a result, the segment operating margin of our security services segment improved to (4.0)% in 2018 from (18.2)% in 2017.

•

Commerce services: The segment operating loss of our commerce services segment decreased by 45.1% to Won 85.0 billion in 2018 from Won 154.9 billion in 2017, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the reasons described above. As a result, the segment operating margin of our commerce services segment improved to (11.7)% in 2018 from (23.8)% in 2017.

•

Others: The segment operating loss of our others segment increased by 41.9% to Won 247.3 billion in 2018 from Won 174.3 billion in 2017, due to the greater decrease in segment operating revenue as compared to the decrease in segment operating expense as described above. As a result, the segment operating margin of our others segment worsened to (37.5)% in 2018 from (21.9)% in 2017.

Finance Income and Finance Costs.     Our finance income decreased by 30.1% to Won 256.4 billion in 2018 from Won 366.6 billion in 2017, primarily due to a significant decrease in gain on valuation of derivatives to Won 6.5 billion in 2018 from Won 223.9 billion in 2017, which primarily related to a significant increase in valuation of redeemable convertible preferred shares issued by Krafton in 2017. The effect of such decrease was partially offset by a significant increase in gain relating to financial assets at fair value through profit or loss to Won 83.6 billion in 2018, primarily relating to our disposal of 200,000 redeemable convertible preference shares of Krafton in 2018, from less than Won 0.1 billion in 2017.

Our finance costs decreased by 11.2% to Won 385.2 billion in 2018 from Won 433.6 billion in 2017, primarily due to a decrease in loss on disposal of long-term investment securities from Won 36.0 billion in 2017, which was primarily due to the disposal of our shares of Kakao, to nil in 2018, and a decrease in other finance costs from Won 35.9 billion in 2017, relating to management fees paid in connection with our investment in Krafton’s securities, to nil in 2018.

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

Income Tax.     Income tax expense increased by 13.2% to Won 844.0 billion in 2018 from Won 745.7 billion in 2017 primarily due to a 16.8% increase in profit before income tax to Won 3,976.0 billion in 2018 from Won 3,403.3 billion in 2017. Our effective tax rate in 2018 decreased to 21.2% from 21.9% in 2017. Our effective tax rates in 2018 and 2017 were lower than the statutory tax rate of 27.5% and 24.2%, respectively, primarily due to changes in unrecognized deferred taxes in 2018 and a tax refund in 2017.

Profit for the Year.     Principally as a result of the factors discussed above, our profit for the year increased by 17.9% to Won 3,132.0 billion in 2018 from Won 2,657.6 billion in 2017. Profit for the year as a percentage of operating revenue and other income was 18.5% in 2018 compared to 15.1% in 2017.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to the Korean Statistical Information Service, annual inflation in Korea was 0.4% in 2019, 1.5% in 2018 and 1.9% in 2017.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital surplus (current assets in excess of current liabilities) of Won 314.6 billion as of December 31, 2019 and Won 1,111.3 billion as of December 31, 2018. The decrease in our working capital as of December 31, 2019 compared to December 31, 2018 was primarily attributable to an increase in other accounts payable, which was mainly due to an increase in our investments in 5G networks, and our recognition of lease liabilities in 2019 pursuant to the adoption of IFRS 16 starting January 1, 2019. See “— Recently Adopted International Financial Reporting Standards — IFRS 16.” We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 2,268.1 billion as of December 31, 2019 and Won 2,747.5 billion as of December 31, 2018. We had outstanding short-term borrowings and current portion of long-term debt of Won 1,037.9 billion as of December 31, 2019 and Won 1,064.3 billion as of December 31, 2018. As of December 31, 2019, we had credit lines with several local banks that provided for borrowing of up to Won 480.0 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,270.8 billion as of December 31, 2019 and Won 1,506.7 billion as of December 31, 2018. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2019		2018		2017		2019 to 2018			2018 to 2017
	(In billions of Won, except percentages)
Net cash provided by operating activities	￦	3,986.1	￦	4,332.6	￦	3,855.8	￦	(346.5)	(8.0)%	￦	476.8	12.4%
Net cash used in investing activities		(3,582.5)		(4,047.7)		(3,070.6)		465.2	(11.5)		(977.1)	31.8
Net cash used in financing activities		(636.8)		(238.3)		(826.6)		(398.5)	167.2		588.3	(71.2)
Net increase (decrease) in cash and cash equivalents		(233.2)		46.6		(41.4)		(279.9)	N.A.		87.9	N.A.
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		(2.6)		2.4		(6.2)		(5.0)	N.A.		8.6	N.A.
Cash and cash equivalents at beginning of period		1,506.7		1,457.7		1,505.3		49.0	3.4		(47.6)	(3.2)
Cash and cash equivalents at end of period		1,270.8		1,506.7		1,457.7		(235.9)	(15.7)		49.0	3.4

N.A. = Not available

Cash Flows from Operating Activities.     Net cash provided by operating activities was Won 3,986.1 billion in 2019, Won 4,332.6 billion in 2018 and Won 3,855.8 billion in 2017. Profit for the year was Won 861.9 billion in 2019, Won 3,132.0 billion in 2018 and Won 2,657.6 billion in 2017. Net cash provided by operating activities in 2019 decreased by 8.0% from 2018 primarily due to an increase in prepaid expenses at the year-end 2019 compared to the year-end 2018. Net cash provided by operating activities in 2018 increased by 12.4% from 2017 primarily due to a decrease in our outstanding other accounts receivable at the year-end 2018 compared to the year-end 2017.

Cash Flows from Investing Activities.     Net cash used in investing activities was Won 3,582.5 billion in 2019, Won 4,047.7 billion in 2018 and Won 3,070.6 billion in 2017. Cash inflows from investing activities were Won 754.2 billion in 2019, Won 686.1 billion in 2018 and Won 456.8 billion in 2017. Cash inflows in 2019 were primarily attributable to a decrease in short-term financial instruments, net of Won 254.0 billion, which was mainly in connection with funding our investments in property and equipment, and proceeds from disposals of long-term investment securities of Won 234.7 billion, which was primarily in connection with the disposal of 6,109,000 common shares of Hana Financial Group Inc. for Won 221.1 billion in cash. Cash inflows in 2018 were primarily attributable to proceeds from disposals of long-term investment securities of Won 371.8 billion, primarily in connection with the disposal of all of our shares of KB Financial Group Inc. for Won 179.6 billion in cash and the disposal of redeemable convertible preferred shares of Krafton for Won 130.0 billion in cash and the collection of short-term loans of Won 117.6 billion. Cash inflows in 2017 were primarily attributable to the collection of short-term loans of Won 216.7 billion and proceeds from disposals of long-term investment securities of Won 129.7 billion, mostly in connection with the disposal of our shares of Kakao for Won 112.6 billion in cash in April 2017.

Cash outflows for investing activities were Won 4,336.7 billion in 2019, Won 4,733.8 billion in 2018 and Won 3,527.4 billion in 2017. Cash outflows in 2019, 2018 and 2017 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 3,375.9 billion, Won 2,792.4 billion and Won 2,715.9 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the expansion of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 636.8 billion in 2019, Won 238.3 billion in 2018 and Won 826.6 billion in 2017. Cash inflows from financing activities were Won 2,047.3 billion in 2019, Won 4,651.7 billion in 2018 and Won 1,261.8 billion in 2017. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,633.4 billion in 2019, Won 1,809.6 billion in 2018 and Won 973.3 billion in 2017, and proceeds from long-term borrowings, which provided cash of nil in 2019, Won 1,920.1 billion in 2018 and Won 120.0 billion in 2017. In 2019, we also received proceeds of Won 300.0 billion from the disposal of our treasury shares to Kakao. In 2018, we received net proceeds of Won 499.9 billion from the transfer of interests in subsidiaries to non-controlling interests and of Won 398.8 billion from the issuance of hybrid securities.

Cash outflows for financing activities were Won 2,684.1 billion in 2019, Won 4,890.0 billion in 2018 and Won 2,088.4 billion in 2017. Cash outflows for financing activities included repayment of debentures, payment of dividends, repayments of other long-term payables, repayments of lease liabilities and repayment of long-term borrowings, among other items. Repayment of debentures were Won 940.0 billion in 2019, Won 1,488.0 billion in 2018 and Won 842.7 billion in 2017. Payment of dividends were Won 718.7 billion in 2019, Won 706.1 billion in 2018 and Won 706.1 billion in 2017. Repayments of other long-term payables were Won 428.2 billion in 2019, Won 305.6 billion in 2018 and Won 305.5 billion in 2017. Repayments of lease liabilities was Won 393.4 billion in 2019. Repayment of long-term borrowings were Won 89.9 billion in 2019, Won 1,780.7 billion in 2018 and Won 32.7 billion in 2017.

As of December 31, 2019, we had total long-term debt (excluding current portion) outstanding of Won 9,226.0 billion, which included debentures in the amount of Won 7,253.9 billion and bank and institutional borrowings in the amount of Won 1,972.1 billion. As of December 31, 2018, we had total long-term debt (excluding current portion) outstanding of Won 8,587.6 billion, which included debentures in the amount of Won 6,572.2 billion and bank and institutional borrowings in the amount of Won 2,015.4 billion. For a description of our long-term debt, see note 17 of the notes to our consolidated financial statements.

As of December 31, 2019, we had (i) Won 6,512.5 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 5,040.0 billion, SK Broadband issued Won 1,460.0 billion and LSH issued Won 12.5 billion, and (ii) Won 1,736.7 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.40% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2019, all of our foreign currency-denominated long-term borrowings and debentures, which in the aggregate amounted to 17.3% of our total outstanding long-term debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products and services offered through our platform services, including AI solutions.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2020. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.     The following table sets forth our actual capital expenditures for 2019, 2018 and 2017:

	Year ended December 31,
	2019		2018		2017
	(In billions of Won)
Wireless Networks(1)	￦	2,514.3	￦	1,735.6	￦	1,597.0
Fixed-line Network(2)		815.8		776.8		790.0
Others(3)		45.8		280.0		328.9

Total	￦	3,375.9	￦	2,792.4	￦	2,715.9

(1)	Includes investments in our 5G, LTE, WCDMA, CDMA and Wi-Fi networks as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.

(3)	Includes non-network related investments such as capital expenditures for product development and upgrades of our information technology systems and equipment.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2019, 2018 and 2017 were Won 3,375.9 billion, Won 2,792.4 billion and Won 2,715.9 billion, respectively. Of such amounts, we spent approximately 74.5%, 62.2% and 58.8% in 2019, 2018 and 2017, respectively, on capital expenditures related to building and enhancing our wireless networks. Our other non-network related capital expenditures in 2019, 2018 and 2017 primarily related to developing new products and upgrades to our information technology systems and equipment.

In particular, we have been making capital expenditures to build and expand our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to improve our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2020 to build and expand our 5G network and develop related technologies, as well as to further improve our LTE network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Spectrum		Technology (width)	Date of Acquisition	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
1.8 GHz	LTE (35 MHz)	20 MHz	Dec. 2011	￦	248.8	2011	￦	74.6	2012-2021
		15 MHz	Sept. 2013		115.3	2013		43.2	2014-2021
2.1 GHz		LTE (30 MHz)	Dec. 2016		141.2	2016		85.3	2017-2021
		WCDMA (10 MHz)
2.6 GHz		LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz		5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028
28 GHz		5G (800 MHz)	Dec. 2018		51.8	2018		15.5	2019-2023

In case of the 800 MHz spectrum, for which our frequency usage rights were acquired in June 2011 and will expire in June 2021, we make annual payments amounting to 1.6% of the revenues generated from such spectrum in the previous year. In 2019, we made such annual payment in the amount of Won 29.2 billion. For more information, see note 16 of the notes to our consolidated financial statements.

We expect that our capital expenditure amount in 2020 will be lower than that of 2019. Our expenditures will be for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2020 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2019, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2020	￦ 1,038.5
2021	940.6
2022	1,421.6
2023 and thereafter	6,914.4

Investments in New Growth Businesses.    We may also require capital for investments to support our development of new growth businesses.

We made capital contributions of Won 25.0 billion and Won 65.0 billion in 2017 and 2018, respectively, to Dreamus (formerly known as IRIVER LIMITED), a manufacturer of digital audio players and other portable media devices of which we had acquired a 39.3% equity interest in August 2014 and increased our equity interest to 49.0% in December 2014. Dreamus also operates our music streaming service platform, FLO. As of December 31, 2019, we had a 51.4% equity interest in Dreamus.

In 2017, we acquired Life Design Company (formerly known as S.M. Life Design Company Japan Inc.) for Won 30.0 billion, in light of potential synergies that may be achieved through the entertainment business.

In October 2018, we acquired ADT Caps by acquiring a 55.0% interest in LSH, which owns 100% of ADT Caps, for Won 696.7 billion. In December 2018, we merged NSOK with and into ADT CAPS Co., Ltd. In December 2018, we acquired SK Infosec, Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec from SK Holdings. In 2018, we also increased our interest in id Quantique from 4.6% as of December 31, 2017 to 65.6% as of December 31, 2018, through the acquisition of additional shares with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind. Following our capital contribution in cash amounting to Won 12.2 billion in 2019, our equity interest in id Quantique increased to 66.8% as of December 31, 2019.

In June 2019, we acquired a 34.6% interest in Incross, a digital advertising company, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses.

From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2019 was Won 172.3 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 965.7 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 20 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 718.7 billion in 2019, Won 706.1 billion in 2018 and Won 706.1 billion in 2017.

In April 2020, we distributed annual dividends at Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) to our shareholders for an aggregate payout amount of Won 658.2 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2019, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	￦	8,249.2	￦	967.3	￦	2,280.0	￦	2,348.8	￦	2,653.1
Interest		1,244.0		217.0		368.6		240.0		418.4
Long-term borrowings
Principal		2,045.3		50.6		82.2		1,912.5		—
Interest		346.8		88.2		180.2		78.4		—
Lease liabilities
Principal		754.0		314.0		296.2		64.5		106.3
Interest		3.8		1.7		1.3		0.7		0.1
Short-term leases and leases of low-value assets		144.3		144.3		—		—		—
Facility deposits		15.0		10.8		—		—		4.2
Derivatives		1.0		—		0.5		0.5		—
Other long-term payables(2)
Principal		2,051.4		425.3		647.6		413.4		565.1
Interest		58.5		15.3		21.1		13.0		9.1
Short-term borrowings		20.6		20.6		—		3,850.7		—

Total contractual cash obligations	￦	14,933.9	￦	2,255.2	￦	3,850.7	￦	5,071.8	￦	3,756.2

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

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics, media, security and mobility. SK Telecom’s research and development activity is centered at our AIX Center, located at our SK T-Tower corporate headquarters in Seoul and our Bundang office in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea, which we established in December 2019 by combining our former ICT R&D Center, AI Center and Digital Transformation Center into one organization. To more efficiently manage our research and development resources, our AIX Center is organized into the following groups and labs:

Organization	Recent Areas of Focus
Tech Innovation Group	Competitiveness of new technologies

Enterprise AI Platform Group	Creation of business synergies through enterprise AI platform support

Enterprise AI Solution Group	Creation of business synergies through enterprise AI solution support

Data Intelligence Group	Measurement of foot traffic congestion in subways using data from cell sites and WiFi network

Global AI Development Group	Multimodal communication technology

T-Brain	AI research & development capabilities and source technology; conversational AI technology

5GX Labs	Wireless and fixed-line network infrastructure; solution business; development of mid- to long-term key technologies

Data Labs	Data analytics, big data platforms and other business solutions

Media Labs	Improvement of competitiveness of media services; internalization of elemental next-generation media technologies

Cloud Labs	Software-defined data center technologies; machine learning and AI infrastructure technologies; smart operation and control technologies of cloud infrastructure; commercialization and business development of 5G MEC platform; enterprise blockchain technologies

Security Labs	Competitiveness of security platform and services; development of new video security solutions; information security technologies

Mobility Labs	Autonomous driving technologies; commercialization of mobility platform

Each business unit also has its own research team that can concentrate on specific short-term research needs, and some of our consolidated subsidiaries also have their own research and development organizations to focus on activities related to their respective business areas. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services.

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

Standing directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Jung Ho Park	May 1963	2017	2023	Executive Director	President and Chief Executive Officer	Chief Executive Officer, SK Holdings; Head of Corporate Development Office, SK C&C Co., Ltd.; Head of Business Development Office, SK Telecom

Young Sang Ryu	May 1970	2018	2021	Executive Director	Head of MNO Business	Executive Vice President of Business Development Group, SK Holdings; Senior Vice President of Business Development Office, SK Telecom; Head of Corporate Center, SK Telecom

Our current non-standing directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Sik Cho	Nov. 1960	2017	2023	Non-executive Director	Chairman, SK SUPEX Council	Chief Executive Officer, SK Holdings; Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings; Head of Business Management, SK Holdings

Jung Ho Ahn	Feb. 1978	2017	2023	Independent Non-executive Director	Professor, Graduate School of Convergence Science and Technology, Seoul National University	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Youngmin Yoon	Dec. 1963	2018	2021	Independent Non-executive Director	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University	Professor, School of Media & Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Seok-Dong Kim	May 1953	2019	2022	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Yong-Hak Kim	Jan. 1953	2020	2023	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University

Junmo Kim	Sept. 1976	2020	2023	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology

Other Executive Officers

In addition to our standing directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Jong Ryeol Kang	Oct. 1964	Head of ICT Infra Center	Head of Corporate Culture Division
Chungsik Kang	Nov. 1971	Public Relations Office 1	Project Leader, Communication Committee PR Team

Name	Month and Year of Birth	Position	Business Experience
Dae Hwan Ko	Sept. 1961	Director of SK Academy	Head of Business Support Office, SK Incheon Petrochem
Gyeong Nam Kim	Jan. 1974	Head of Security Labs	PI/Project Manager, HRL Laboratories
Mu Hwan Kim	Sept. 1974	Head of SKTA Business Development	Project Leader, Strategy Support Team, SUPEX Council Project
Min Oh Kim	Aug. 1971	Head of Mobility Service Unit	Representative, Pathos
Seong Soo Kim	Jun. 1966	Head of Sales Office	Head of Distribution Support Office
Sung Han Kim	Aug. 1969	Head of Infra TF	Head of Smart City Unit
Yoon Kim	Jun. 1971	Head of AIX Center	Siri Manager, Apple
Ilung Kim	Apr. 1959	Officer of ICT Advisory Board	Representative, Essencore
Jeong Bok Kim	Oct. 1965	Head of Metropolitan Infra Office	Head of Central Infra Office
Jung Hoon Kim	Nov. 1963	Head of Infra DevOps Group	Naver Business Platform
Jiwon Kim	Jun. 1985	Head of T-Brain	Professional Researcher, Samsung Advanced Institute of Technology
Jihnwoo Kim	Feb. 1971	Head of Integrated Services Promotion Group	Head of Global Business Office, SK Planet
Jinwon Kim	Sept. 1966	Head of Financial Strategy & Management Group	Representative, SK USA
Hyuk Kim	Sept. 1967	Head of 5GX Media Business Group	Head of Media Business Support Group
Hyeon Kook Kim	Dec. 1966	Head of Western Regional Marketing Office	Head of Metropolitan Area Marketing Office
Hyeong Chan Kim	Aug. 1962	PD of SK Research Institute for SUPEX Management	Telecommunications Policy Research, Korea Information Society Development Institute
Heesup Kim	Oct. 1968	Head of Public Relations Office 1	AD Office, Chosun Ilbo
SukKwon Na	Nov. 1966	PD of SK Research Institute for SUPEX Management	Director of Statistical Policy, Statistics Korea
Chan Kyu Noh	Jul. 1965	Officer of Public Relations Team, SUPEX Council Project	Brand Team, SK Holdings
Man Gang Ra	Jan. 1972	Head of HR Group 1	Head of Talent Management Team, HR Office
Byung Hoon Ryu	Oct. 1980	Head of Management Strategy Group	PM Group PM2 CoE
Jung Hwan Ryu	Jun. 1970	Head of 5GX Infra Group	Head of Infra Support Group
Gap In Moon	May 1969	Head of Smart Device Office	Head of Service Strategy Division Policy Group
Byoungyong Moon	Jul. 1970	Messaging Platform Planning, Messaging Business Office	Representative, The Potential
Myung Soon Park	Feb. 1969	Head of AI Business Unit	Head of Growth Technology Institute
Min Hyung Park	Oct. 1968	Representative of SKTA	Motorola Inc.
Suman Park	May 1972	Officer of Safety, Health and Environment, SUPEX Council Project	Head of Business Support Division, SK China
Yong Joo Park	May 1965	Head of Legal Group	Seoul Central District Prosecutor’s Office
Jong Kwan Park	Jul. 1970	Head of 5GX Labs	Head of Core Network Lab, Network Technology Institute
Jong Suk Park	Nov. 1971	Head of Business Planning Group 1	Head of Business Planning Office, SK Broadband

Name	Month and Year of Birth	Position	Business Experience
Jin Woo So	Dec. 1961	Chairman of Talent Development Committee, SUPEX Council Project	Representative, SK Planet
Sukham Sung	Apr. 1970	Growth Business Support, CR & Growth Business Support Office	Evaluation Manager of Performance Evaluation Office, MSIT
Jin Soo Seong	May 1968	Head of Infra Solution Group	Head of Daegu Infra Office
Gwang Hyeon Song	Mar. 1970	Head of Public Relations Office 2	Head of Business PR Team, Communication Office
Jaeseung Song	Mar. 1979	Head of Strategic Investment Group	Director, Praxis Capital Partners
Sang Kyu Shin	Nov. 1970	Head of Corporate Culture Center	Head of HR Office
Yongsik Shin	Aug. 1971	Head of Massive IoT Business Office	Head of Energy Business Team
Sang Soo Sim	Aug. 1965	Head of Infra Business Office	Head of Infra Division Network Business Support Group
Jeong Yeol Ahn	Aug. 1969	Head of Supply Chain Management Group 1	Head of Corporate Center, Eleven Street
Junehyeon Ahn	Nov. 1969	Officer of Corporate Relations Team, SUPEX Council Project	Corporate Relations Team, SUPEX Council Project Communication Committee
Maeng Seog Yang	Mar. 1969	5GX Service Business, 5GX Service Business Office	Head of 5GX MNO Business Group
Ji Young Yeo	Sept. 1966	Head of Open Collaboration Group	Head of New Business Promotion Division Design Thinking Team
Sung Jin Yeum	Oct. 1972	Head of CR Support, CR & Growth Business Support Office	Head of CR Support Team
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute for SUPEX Management	Head of Future Research Office
Hui Gang Ye	Jan. 1970	Head of Brand Marketing Group	Head of Brand 2 Office, Hyundai Card
Sehyeon Oh	Jul. 1963	Head of Blockchain/Authentication Business Office	Head of C&C DT Business Development Division
Woong Hwan Ryu	May 1971	Head of Social Value Innovation Center	Head of Open Collaboration Center
Sung Eun Yoon	Jan. 1973	Head of CR Innovation TF	Head of Corporate Relations Strategy Office Policy System Team
Yong Chul Yoon	May 1965	Head of Communication Center	Head of Department, MBC Newsroom
Poong Young Yoon	Nov. 1974	Head of Corporate Center 1	Head of PM Group
Kang Won Lee	Feb. 1970	Head of Cloud Labs	Manager of Mobile N/W Analytics, IBM T.J. Watson Research Center
Kiyoon Lee	Dec. 1969	Head of Customer Value Innovation Office	PL of Customer Value Innovation Office
Sang Gu Lee	Jul. 1970	Head of Messaging Business Office	Head of MNO Data Business Team
Sang Heon Lee	Aug. 1965	Head of Policy Development Office	Head of Corporate Relations Strategy Office
Jongmin Lee	Jul. 1978	Head of Technology Innovation Group	Head of Media Technology Institute
Jong Ho Lee	Apr. 1969	Head of Mobility Business Division	Head of Global Business Office
Joon Ho Lee	Aug. 1968	Head of Social Value Group	Head of Public Relation Office 2
Joong Ho Lee	Nov. 1967	Head of Metropolitan Area Marketing Office	Head of Busan Marketing Office

Name	Month and Year of Birth	Position	Business Experience
HyunA Lee	Aug. 1971	Head of AI Service Division	Head of Conversational Commerce Division, SK Planet
Bong Ho Lim	Dec. 1966	Head of Busan Marketing Office	Head of Metropolitan Area Marketing Office
Hyoung Do Lim	Jun. 1968	Head of Change Management Office	Head of Policy Cooperation Office
KyoHee Chang	Feb. 1973	Head of Mobility Technology Unit	Leader of Display Advertising Development/Management, Naver
Hong Sung Chang	Mar. 1969	Head of Advertising/Data Business Division	Head of Data Technology Institute
Jinsoo Jeon	Apr. 1975	Head of 5GX Service Business Office	Head of Media Labs
Dae Dug Jeong	Sept. 1967	Tax, Finance Group	Head of Tax Team
Doh Hee Jung	Sept. 1974	Head of Data Intelligence Group	Head of Data CoE Data Analysis Team 2
Jae Hyun Chung	Dec. 1959	Officer of ICT Advisory Board	Head of ICT System TF
Dong Hwan Cho	Nov. 1970	Head of IT Innovation Center	Head of Data CoE
Young Log Cho	Jun. 1971	Head of CR & Growth Business Support Office	Assistant to Head of External Cooperation Office
Yohan Chin	Nov. 1974	Head of Enterprise AI Platform Group	Vice President of Data Science & Engineering, Tapjoy
Jongwhi Cha	Nov. 1974	Head of Integrated Brand/UX Group	Head of UX & Design Lab, Hyundai Card
Zonggeun Chai	Jul. 1968	Head of Ethics Management Office	Head of Compliance Team
Nag Hun Choi	Nov. 1972	Head of Industrial Data Business Unit	Head of IoT Business Support Group
Seung Won Choi	May 1969	Head of Core Infra Office	Head of Eastern Infra Office
Woo Seong Chey	Jan. 1974	Representative, SK Telecom Japan	PL of Unicorn Labs Tokyo Office
Eun Sik Choi	Feb. 1969	Head of Daegu Marketing Office	Head of Distribution Innovation Support Group
Il Gyu Choi	Nov. 1970	Head of B2B Business Office	Head of Public Business Unit
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute for SUPEX Management	Chief Executive Officer, SK Chemical
Pan Chul Choi	Jan. 1969	Head of Enterprise Business Office	Head of Enterprise Business Division Financial Business Team
Seong Ho Ha	Sept. 1968	Head of Corporate Relations Center	Head of Corporate Relations Strategy Office
Hyoung Il Ha	Aug. 1970	Head of Corporate Center 2	Head of Service Innovation Support Division
Myung-jin Han	Oct. 1973	Head of MNO Marketing Group	Head of Global Alliance Group
Geunman Heo	Aug. 1966	Head of Infra Engineering Group	Head of Gangnam Quality Solution Team
Seok Joon Huh	May 1973	Head of Private Placement Group	Managing Director, L Catterton Asia (Singapore)
Ilkyu Huh	May 1971	Head of Energy Solution TF	Head of IoT/Data Business Division
Eunah Hyun	Nov. 1974	Strategic Legal Affairs, Legal Group	Global Business Support Team, SK Holdings
Seung Gyun Hong	Nov. 1967	Head of IT DevOps Group	Head of IT Innovation Team, IT Infra Division
Eric Hartman Davis	Oct. 1980	Head of Global AI Development Group	Head of Global AI Development Group
Seong Joon Kim	Jul. 1970	Head of Distribution Office 1	Representative, Service Top
Young Joon Kim	Sept. 1972	Head of AI Technology Unit	Head of AI Technology Unit

Name	Month and Year of Birth	Position	Business Experience
Jeong Gyu Kim	Sept. 1976	Officer of Malaysia Regional HQ	PL, Global Business Development, SUPEX Council Project
Ji Soo Park	Jun. 1976	Head of Talent Development CoE, SUPEX Council Project	PL, HR Support Team, SUPEX Council Project
Kyung Sik Oh	Mar. 1966	Head of Sports Marketing Group	Head of Sports Marketing Group
Gap Jae Lee	Feb. 1973	Head of Central Regional Marketing Office	Head of Central Regional Marketing Office
Chang Kwon Jeong	Jul. 1970	Head of Western Infra Office	Head of Infra Engineering Group
Jeong Hwan Choi	Jun. 1968	Head of Investor Relations Office 2	Investor Relations, Corporate Development Center
Min Yong Ha	Sept. 1970	Head of Business Planning Group 2	Head of Global Alliance Group
Chang Gook Ko	Jan. 1966	Officer of PR Team, SUPEX Council Project	Head of CPR Office 1, SK C&C

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2019 totaled approximately Won 6.0 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2019 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director, President and Chief Executive Officer	￦	1,300	￦	3,228	￦	3	—	￦	4,531
Young Sang Ryu	Executive Director and Head of MNO Business		460		553		4	—		1,017

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

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all standing directors, who also serve as our executive officers) during the year ended December 31, 2019 totaled approximately Won 42.5 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2019 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director, President and Chief Executive Officer	￦	1,300	￦	3,228	￦	3	￦	—	￦	4,531
Jin Woo So	Chairman of Talent Development Committee, SUPEX Council Project		830		1,137		5		—		1,972
Garth Moon	Former Officer of Self-Management·Responsible Management Support Team, SUPEX Council Project		662		727		44		—		1,433
Sung Won Suh	Former Head of MNO Business		700		710		6		—		1,416
Yong-Seop Yum	Head of SK Research Institute for SUPEX Management		515		505		2		—		1,022

On February 22, 2019, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2019. On February 20, 2020, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2020. The following table summarizes the exercisable stock options granted to our directors and executive officers as of March 31, 2020:

Recipient	Position	Grant date	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Executive Director, President and Chief Executive Officer	March 24, 2017	March 25, 2019	March 24, 2022	￦	246,750	22,168
			March 25, 2020	March 24, 2023		266,490	22,168
			March 25, 2021	March 24, 2024		287,810	22,168
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	111,106
Young Sang Ryu	Executive Director and Head of MNO Business	February 20, 2018	February 21, 2020	February 20, 2023		254,120	1,358
		March 26, 2019	March 27, 2021	March 26, 2024		254,310	1,734
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	2,353
Seong Ho Ha	Head of Corporate Relations Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,369
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,656
Hyoung Il Ha	Head of Corporate Center 2	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,564
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,961
Poong Young Yoon	Head of Corporate Center 1	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,244
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,743
Jong Ryeol Kang	Head of ICT Infra Center	March 26, 2020	March 27, 2023	March 26, 2027		192,260	2,048
Yoon Kim	Head of AIX Center	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,874
Seok Joon Huh	Head of Private Placement Group	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,852
Dong Hwan Cho	Head of IT Innovation Center	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,525
HyunA Lee	Head of AI Service Unit	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,525

Item 6.C.	Board Practices

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

Our audit committee is composed of four independent non-executive directors: Seok-Dong Kim, Yong-Hak Kim, Jung Ho Ahn and Youngmin Yoon, each of whom is financially literate and independent under the rules of the NYSE as applicable. The board of directors has determined that Seok-Dong Kim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

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

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director, Young Sang Ryu, and five independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn and Youngmin Yoon and Junmo Kim.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Yong-Hak Kim, Seok-Dong Kim and Junmo Kim.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jung Ho Ahn and Youngmin Yoon and Junmo Kim.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2017	29,450	1,158	30,608
December 31, 2018	33,999	5,910	39,909
December 31, 2019	34,548	5,995	40,543

Labor Relations

As of December 31, 2019, SK Telecom had a company union consisting of 2,612 regular employees out of 5,172 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2017 were completed in November 2017 and resulted in an average monthly wage increase of 3% for SK Telecom employees. Our wage negotiations for 2018 were completed in September 2018 and resulted in an average monthly wage increase of 2.5% for SK Telecom employees. Our wage negotiations for 2019 were completed in September 2019 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees. Our wage negotiations for 2020 have not commenced yet. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2019, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 1,136.8 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 965.7 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2019 was set at 3.63% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion. The contribution amount for 2018 was set at 3.52% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion. The contribution amount for 2017 was set at 2.49% of SK Telecom’s profit before income tax on a separate basis, or Won 40.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2020:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:
Jung Ho Park	Executive Director, President and Chief Executive Officer	2,500	*	None	177,610
Young Sang Ryu	Executive Director and Head of MNO Business	500	*	None	5,445

Executive Officers:
Jong Ryeol Kang	Head of ICT Infra Center	584	*	None	2,048
Ilung Kim	Officer of ICT Advisory Board	1,000	*	None	—
Jeong Bok Kim	Head of Metropolitan Infra Office	273	*	None	—
Hyeon Kook Kim	Head of Western Regional Marketing Office	200	*	None	—
Jin Soo Seong	Head of Infra Solution Group	586	*	None	—
Yongsik Shin	Head of Massive IoT Business Office	128	*	None	—
Jeong Yeol Ahn	Head of Supply Chain Management Group 1	271	*	None	—
Ji Young Yeo	Head of Open Collaboration Group	116	*	None	—
Kiyoon Lee	Head of Customer Value Innovation Office	465	*	None	—
Sang Heon Lee	Head of Policy Development Office	177	*	None	—
Hyoung Do Lim	Head of Change Management Office	175	*	None	—
Zonggeun Chai	Head of Ethics Management Office	500	*	None	—
Sukham Sung	Growth Business Support, CR & Growth Business Support Office	225	*	None	—
Jeong Hwan Choi	Head of Investor Relations Office 2	300	*	None	—
Byung Hoon Ryu	Head of Management Strategy Group	300	*	None	—
Myung-jin Han	Head of MNO Marketing Group	500	*	None	—
Jiwon Kim	Head of T-Brain Team	100	*	None	—
Yong Joo Park	Head of Legal Group	700	*	None	—
Sang Kyu Shin	Head of Corporate Culture Center	200	*	None	—
Jong Ho Lee	Head of Mobility Business Division	300	*	None	—
Jinsoo Jeon	Head of 5GX Service Business Office	500	*	None	—
Seung Won Choi	Head of Core Infra Office	300	*	None	—
Nag Hun Choi	Head of Industrial Data Business Unit	300	*	None	—
Sung Eun Yoon	Head of CR Innovation TF	200	*	None	—
Hyuk Kim	Head of 5GX Media Business Group	200	*	None	—
Chang Kwon Chung	Head of Western Infra Office	300	*	None	—
Dae Dug Jeong	Tax, Finance Group	200	*	None	—
Kyung Sik Oh	Head of Sports Marketing Group	200	*	None	—
Young Log Cho	Head of CR & Growth Business Support Office	450	*	None	—
Sung Jin Yeum	CR Support, CR & Growth Business Support Office	500	*	None	—
Jung Hwan Ryu	Head of 5GX Infra Group	300	*	None	—
Gyeong Nam Kim	Head of Security Labs	106	*	None	—
Jong Suk Park	Head of Business Planning Group 1	300	*	None	—
Jinwon Kim	Head of Financial Strategy & Management Group	500	*	None	—
Seong Ho Ha	Head of Corporate Relations Center	500	*	None	3,025
Hyoung Il Ha	Head of Corporate Center 2	500	*	None	3,525
Poong Young Yoon	Head of Corporate Center 1	500	*	None	2,987

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Yoon Kim	Head of AIX Center	500	*	None	1,874
Seok Joon Huh	Head of Private Placement Group	500	*	None	1,852
Dong Hwan Cho	Head of IT Innovation Center	500	*	None	1,525
HyunA Kim	Head of AI Service Unit	—	—	None	1,525

Total		17,456	*		202,416

*	Less than 1%.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2019, approximately 62.8% of our issued shares were held in Korea by approximately 69,000 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2019, there were at least 100 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 7,883,904 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 9.8% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2019 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(2)	Percentage of Total Shares Outstanding(3)
SK Holdings	21,624,120	26.8%	29.6%
National Pension Service	8,982,136	11.1	12.3
Treasury shares(1)	7,609,263	9.4	—

(1)	Treasury shares do not have any voting rights. In November 2019, we sold 1,266,620 treasury shares to Kakao for approximately Won 300.0 billion.

(2)	Calculated based on 80,745,711 total issued shares, which include 7,609,263 treasury shares, as of December 31, 2019.

(3)	Calculated based on 73,136,448 total outstanding shares as of December 31, 2019.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2019	2018	2017
	(As a percentage of total issued shares)(1)
SK Group(2)	26.8%	26.8%	25.2%
SK Holdings	26.8	26.8	25.2
National Pension Service	11.1	9.8	9.2

(1)

Includes 7,609,263 shares, 8,875,883 shares and 10,136,551 shares held in treasury as of December 31, 2019, 2018 and 2017, respectively. In December 2018, we exchanged 1,260,668 treasury shares for all of the outstanding common shares of SK Infosec in a share exchange transaction with SK Holdings. In November 2019, we sold 1,266,620 treasury shares to Kakao for approximately Won 300.0 billion.

(2)	SK Group’s ownership interest as of December 31, 2019, 2018 and 2017 consisted of the ownership interest of SK Holdings only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2020, SK Holdings held 26.8% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Holdings causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Holdings announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2020, the total number of our common shares outstanding was 73,136,448.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2019.

SK Networks

As of December 31, 2019, we had Won 3.5 billion of accounts receivable from SK Networks. As of the same date, we had Won 85.4 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&Marketing. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,088.4 billion in 2019, Won 1,189.4 billion in 2018 and Won 1,220.3 billion in 2017.

SK Holdings

We enter into agreements with SK Holdings from time to time for specific information technology-related projects, and we also pay SK Holdings for use of the SK brand. The aggregate fees we paid to SK Holdings for such information technology services and the use of the SK brand amounted to Won 396.0 billion in 2019, Won 397.5 billion in 2018 and Won 397.0 billion in 2017. We also purchase various information technology-related equipment from SK Holdings from time to time. The total amount of such purchases was Won 95.4 billion in 2019, Won 151.5 billion in 2018 and Won 283.6 billion in 2017. We are a party to several service agreements with SK Holdings relating to the development and maintenance of our information technologies systems.

In December 2018, we acquired SK Infosec from SK Holdings in a share exchange transaction, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Holdings in exchange for all of the issued and outstanding common shares of SK Infosec.

SK TNS

SK TNS Co., Ltd. (“SK TNS”) provides us with network construction and maintenance services and related equipment. The total amount of network equipment purchased from SK TNS was Won 607.5 billion in 2019, Won 493.8 billion in 2018 and Won 494.6 billion in 2017. As of December 31, 2019, we had Won 200.7 billion of accounts payable to SK TNS, mainly relating to payments for such services and equipment.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-94.

Legal Proceedings

FTC Proceedings

In March 2012, the FTC fined us Won 21.9 billion for allegedly colluding with KT, LG U+, Samsung Electronics, LG Electronics and Pantech (which were also assessed separate fines) to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. We paid such fine in September 2012 and filed an appeal at the Seoul High Court, which ruled against us in October 2014, and subsequently to the Supreme Court of Korea, which also ruled against us in September 2019.

KCC Proceedings

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

On March 20, 2019, the KCC imposed a fine of Won 975 million on us and issued a correctional order for providing discriminatory subsidies in violation of the MDDIA. On June 26, 2019, the KCC imposed a fine of Won 231 million on us and issued a correctional order relating to restrictions on subscription cancelations. On July 9, 2019, the KCC imposed a fine of Won 1.5 million on us and issued a correctional order for failing to maintain the amount of subsidies for the minimum period in violation of the MDDIA.

With respect to the correctional orders issued by the KCC set forth above, we have implemented remedial measures pursuant to such correctional orders and reported to the KCC on the implementation of such measures.

We, KT and LG U+ are currently under investigation by the KCC for allegedly providing handset subsidies that were in excess of their officially announced amounts and were discriminatory in nature, as well as allegedly unlawfully requiring subscribers to enroll to certain subscription plans or purchase certain value-added services in return, in connection with attracting new subscribers of 5G wireless services during the period between April 2019 and August 2019. While the results of such investigation are still pending, the KCC may impose a significant amount of fine on us in connection with such alleged activities.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2015	￦ 10,000	￦ 708.1	70,609,160	(1)
2016	10,000	706.1	70,609,160
2017	10,000	706.1	70,609,160
2018	10,000	717.4	71,869,828	(2)
2019	10,000	730.1	73,136,448	(3)

(1)	The number of shares entitled to the interim dividend was 72,629,160.

(2)	The number of shares entitled to the interim dividend was 70,609,160.

(3)	The number of shares entitled to the interim dividend was 71,869,828.

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

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2020, 73,136,448 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents one-ninth of one share of our common stock. As of March 31, 2020, ADSs representing 7,982,904 shares of our common stock were outstanding.

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2020, 80,745,711 common shares were issued, of which 7,609,263 shares were held by us in treasury. In November 2019, we sold 1,266,620 treasury shares to Kakao for approximately Won 300.0 billion. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Registry of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It records and registers transfers of shares on the register of shareholders.

The record date for annual dividends is December 31. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may set a record date with at least two weeks’ prior public notice by a resolution of our board of directors.

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

Transfer of Shares

Under the Korean Commercial Code and the Act on Electronic Registration of Stocks, Bonds, etc., the transfer of shares is effected by registration on the electronic registration ledger. However, to assert shareholders’ rights against us, the transferee must have his or her name, seal and address registered on our registry of shareholders, maintained by our transfer agent. A non-Korean shareholder may file a sample signature in place of a seal, unless he or she is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent in Korea authorized to receive notices on his or her behalf and file his or her mailing address in Korea.

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

Reporting Requirements for Holders of Substantial Interests

Under the FSCMA, any person whose direct or beneficial ownership of shares with voting rights, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (collectively referred to as “equity securities”), together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5.0% or more of the total outstanding equity securities is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of the holdings to the FSC and the Korea Exchange within five business days after reaching the 5.0% ownership interest threshold and promptly deliver a copy of such report to the issuer. In addition, any change (1) in the ownership interest subsequent to the report which equals or exceeds 1.0% of the total outstanding equity securities, or (2) in the shareholding purpose is required to be reported to the FSC and the Korea Exchange within five business days from the date of the change. However, the reporting deadline of such reporting requirement is extended for (1) certain professional investors, as specified under the FSCMA, or (2) persons who hold shares for purposes other than management control by up to the tenth day of the month immediately following the last month of the quarter in which the share acquisition or change in their shareholding occurred. Those who reported the purpose of shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the FSCMA.

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

Shares of Korean companies must be electronically registered with an eligible custodian in Korea. The Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor.

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

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank or other financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person that owns or is deemed to own 10.0% or more of any class of our stock (by vote or value); or

•	an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes (or partners therein).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “— Passive Foreign

Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, as well as relevant market and shareholder data, we believe that we were not a PFIC with respect to our 2018 or 2019 taxable year, but the Internal Revenue Service (“IRS”) could disagree with that conclusion and it is possible that we could become a PFIC in 2020 or subsequent taxable years, as discussed below.

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

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. Although we do not believe that we were a PFIC in 2019, it is possible that the IRS or a court could disagree with that conclusion, and there is a significant risk that we could be treated as a PFIC in the current year or in future years due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix, which is treated as a passive asset for this purpose. Recent stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and American Depositary Shares (“ADSs”) as well as our results of operation.” Accordingly, there can be no assurance that we will not be classified as a PFIC for 2019 or in the current or future years.

You should consult your own tax advisors regarding our classification as a PFIC for 2019 or in the current or future years.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.5% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.25% of the sales price of such shares (or 0.3% of the sales price if such shares were sold on or before June 3, 2019) (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.45% of the sales price of such shares (or 0.5% of the sales price of such shares were sold on or before April 1, 2020) if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (1) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (2) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (1) between 10.0% to 40.0% of the tax amount due, depending on the nature of the improper reporting, and (2) 9.125% per annum (or 10.95% per annum for periods before (and including) February 12, 2019) on the tax amount due for the default period.

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2013. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$28.7 million of borrowings from December 2013, US$500 million of bonds issued in April 2018 and US$300 million of bonds issued in August 2018. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 24.5 billion of borrowings from December 2016, Won 37.5 billion of borrowings from December 2017 and Won 50.0 billion of borrowings from December 2018. See note 21 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 7.2 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2019. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2019:

	Maturities
	2020		2021		2022		2023		2024		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	619.7	￦	888.7	￦	1,386.4	￦	2,448.1	￦	847.6	￦	2,183.3	￦	8,373.8	￦	8,780.8
Average weighted rate(1)		2.33%		2.64%		2.20%		4.07%		2.41%		2.48%
Variable rate		20.0		24.5		37.5		49.9		—		—		131.9		131.9
Average weighted rate(1)		3.09%		2.32%		2.78%		2.67%		—		—
Sub-total		639.7		913.2		1,423.9		2,498.0		847.6		2,183.3		8,505.7		8,912.7

Foreign currency:
Fixed-rate		0.6		—		32.9		919.1		—		458.5		1,411.1		1,645.5
Average weighted rate(1)		7.50%		—		1.70%		3.80%		—		6.63%
Variable rate		347.3		—		—		—		—		—		347.3		347.3
Average weighted rate(1)		2.80%		—		—		—		—		—
Sub-total		347.9		—		32.9		919.1		—		458.5		1,758.4		1,992.8

Total	￦	987.6	￦	913.2	￦	1,456.8	￦	3,417.1	￦	847.6	￦	2,641.8	￦	10,264.1	￦	10,905.4

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 0.2 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2019. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2019, 2018 and 2017, a 10.0% increase in the equity indices where our equity investments at fair value through other comprehensive income are listed, with all other variables held constant, would have increased our total equity by Won 40.8 billion, Won 29.4 billion and Won 58.9 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2019, we received US$6,276,012 from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2019. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2019 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2019, we adopted IFRS 16 and implemented significant new systems, processes and internal controls over lease accounting to assist us in the application of IFRS 16. Other than as discussed above, there has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Seok-Dong Kim is the chairman of our audit committee and determined to be an “audit committee financial expert” within the meaning of this Item 16A by the board of directors. The board of directors have further determined that Seok-Dong Kim is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019		2018
	(In millions of Won)
Audit Fees	￦	4,299	￦	3,360
Audit-Related Fees		3		222
Tax Fees		305		355
All Other Fees		—		120

Total	￦	4,607	￦	4,057

“Audit Fees” are the aggregate fees billed by KPMG Samjong for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG Samjong for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for assurance services, including verification of the consistency of financial information submitted to relevant governmental authorities with our consolidated annual financial statements, in 2019 and for services related to issuance of comfort letters in connection with our bond offerings in 2018.

“Tax Fees” are fees for professional services rendered by KPMG Samjong for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

“All Other Fees” are fees billed by KPMG Samjong for consulting services related to the preparation of our investor relations materials in 2018.

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

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation review committee comprised of three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Jeong Hwan Choi
Name:	Jeong Hwan Choi
Title:	Senior Vice President, IRO

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

SK Telecom Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the Group) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2019, the Group changed its method for accounting for lease contracts as a result of adoption of IFRS 16, Leases, using the modified retrospective method.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2018, the Group changed its method for recognizing revenue as a result of adoption of IFRS 15, Revenue from Contracts with Customers, using the modified retrospective method.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of impairment analysis for goodwill in the security services cash generating unit

As disclosed in note 4 (12) and 15 to the consolidated financial statements, the amount of goodwill that is allocated to the security services cash generating unit (“CGU”) is ￦1,173,382 million as of December 31, 2019. The Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a CGU to which goodwill is allocated. The recoverable amount of security services CGU was determined based on value-in-use (“VIU”).

We identified the evaluation of impairment analysis for goodwill in the security services CGU as a critical audit matter. The estimated recoverable amount of the security service CGU is not significantly higher than its carrying value, indicating a higher risk that the goodwill may be impaired and therefore, involved a high degree of challenging and complex auditor judgment. Specifically, the revenue growth rates, labor costs, perpetual growth rate, and discount rate assumptions used to estimate the VIU of the security services CGU were challenging to test as minor changes to those assumptions would have had a significant effect on the Group’s goodwill impairment analysis.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Group’s goodwill impairment assessment process, including controls related to the determination of the VIU of the security services CGU and the development of revenue growth rates, labor costs, perpetual growth rate, and discount rate assumptions. We evaluated estimated revenue growth rates and labor costs by comparison with the financial budgets approved by the Group. We performed sensitivity analysis for both the discount rates and perpetual growth rate to assess the impact of changes in these key assumptions on the Group’s determination that the VIU of security services CGU exceeded its carrying value. We compared the revenue growth rates and labor costs assumptions used in forecasting cash flow in prior year to the actual results to assess the Group’s ability to accurately forecast. In addition, we involved our valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating estimated revenue growth rates, labor costs and perpetual growth rate by comparison with industry reports as well as historical performance; and

•	evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 29, 2020

Report of Independent Registered Public Accounting Firm

On Internal Control Over Financial Reporting

To the Shareholders and the Board of Directors

SK Telecom Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited SK Telecom Co., Ltd. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements) and our report dated April 29, 2020, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2020

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	1,270,824	1,506,699
Short-term financial instruments	6,34,35		830,647	1,045,676
Short-term investment securities	11,34,35		166,666	195,080
Accounts receivable — trade, net	7,34,35,36		2,230,979	2,008,640
Short-term loans, net	7,34,35,36		66,123	59,094
Accounts receivable — other, net	3,7,34,35,36		905,436	937,837
Prepaid expenses	3,8		2,030,550	1,768,343
Contract assets	9		127,499	90,072
Inventories, net	10		162,882	288,053
Derivative financial assets	21,34,35,38		26,253	13
Prepaid income taxes	31		63,748	1,216
Advanced payments and others	7,34,35,36		220,687	58,116

			8,102,294	7,958,839

Non-Current Assets:
Long-term financial instruments	6,34,35		990	1,221
Long-term investment securities	11,34,35		857,215	664,726
Investments in associates and joint ventures	13		13,385,264	12,811,771
Property and equipment, net	3,14,36,37		12,334,280	10,718,354
Goodwill	12,15		2,949,530	2,938,563
Intangible assets, net	3,16		4,866,092	5,513,510
Long-term contract assets	9		64,359	43,821
Long-term loans, net	7,34,35,36		33,760	29,034
Long-term accounts receivable — other	3,7,34,35,36,37		344,662	274,053
Long-term prepaid expenses	3,8		1,241,429	895,272
Guarantee deposits	7,34,35,36		164,734	313,140
Long-term derivative financial assets	21,34,35,38		124,707	55,444
Defined benefit assets	20		1,125	31,926
Deferred tax assets	31		109,057	92,465
Other non-current assets	7,34,35		32,122	26,972

			36,509,326	34,410,272

Total Assets		￦	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2019 and 2018

(In millions of won)	Note	December 31, 2019		December 31, 2018
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,34,35,38	￦	20,603	80,000
Current portion of long-term debt, net	17,34,35,38		1,017,327	984,272
Current portion of long-term payables — other	18,34,35,38		423,839	424,243
Lease liabilities	3,34,35,36,38		304,247	—
Accounts payable — trade	34,35,36		438,297	381,302
Accounts payable — other	34,35,36		2,521,474	1,913,813
Withholdings	34,35,36		1,350,244	1,353,663
Accrued expenses	34,35		1,425,251	1,299,217
Income tax payable	31		5,450	182,343
Provisions	19,37		89,446	87,993
Contract liabilities	9		191,225	140,711
Other current liabilities			319	—

			7,787,722	6,847,557

Non-Current Liabilities:
Debentures, excluding current portion, net	17,34,35,38		7,253,894	6,572,211
Long-term borrowings, excluding current portion, net	17,34,35,37,38		1,972,149	2,015,365
Long-term payables — other	18,34,35,38		1,550,167	1,968,784
Long-term lease liabilities	3,34,35,36,38		408,493	—
Long-term contract liabilities	9		32,231	43,102
Defined benefit liabilities	20		172,258	141,529
Long-term derivative financial liabilities	21,34,35,38		1,043	4,184
Long-term provisions	19,37		53,783	99,215
Deferred tax liabilities	3,31		2,466,295	2,269,792
Other non-current liabilities	34,35		90,049	58,122

			14,000,362	13,172,304

Total Liabilities			21,788,084	20,019,861

Shareholders’ Equity
Share capital	1,22		44,639	44,639
Capital surplus and others	12,22,23,25		607,722	256,325
Hybrid bonds	24		398,759	398,759
Retained earnings	3,26		22,235,285	22,144,541
Reserves	27		(329,576)	(373,442)

Equity attributable to owners of the Parent Company			22,956,829	22,470,822
Non-controlling interests			(133,293)	(121,572)

Total Shareholders’ Equity			22,823,536	22,349,250

Total Liabilities and Shareholders’ Equity		￦	44,611,620	42,369,111

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2019, 2018 and 2017

(In millions of won except for per share data)	Note	2019		2018	2017
Operating revenue and other income:
Revenue	5,36	￦	17,743,702	16,873,960	17,520,013
Other income	5,29,36		103,230	71,950	31,997

			17,846,932	16,945,910	17,552,010

Operating expenses:	36
Labor			2,822,673	2,288,655	1,966,156
Commissions	3,8		5,002,174	5,002,598	5,486,263
Depreciation and amortization	3,5		3,771,486	3,126,118	3,097,466
Network interconnection			752,334	808,403	875,045
Leased lines			272,616	309,773	342,240
Advertising			434,561	468,509	522,753
Rent	3		231,934	529,453	520,244
Cost of goods sold			1,833,362	1,796,146	1,886,524
Others	29		1,724,899	1,782,404	1,630,747

			16,846,039	16,112,059	16,327,438

Operating profit	5		1,000,893	833,851	1,224,572
Finance income	5,30		141,977	256,435	366,561
Finance costs	3,5,30		(429,758)	(385,232)	(433,616)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		449,543	3,270,912	2,245,732

Profit before income tax	5		1,162,655	3,975,966	3,403,249
Income tax expense	31		300,713	843,978	745,654

Profit for the year		￦	861,942	3,131,988	2,657,595

Attributable to:
Owners of the Parent Company		￦	889,907	3,127,887	2,599,829
Non-controlling interests			(27,965)	4,101	57,766
Earnings per share	32
Basic and diluted earnings per share (in won)		￦	12,144	44,066	36,582

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	Note	2019		2018	2017
Profit for the year		￦	861,942	3,131,988	2,657,595

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	20		(72,605)	(41,490)	5,921
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,27		(19,269)	(16,330)	504
Valuation loss on financial assets at fair value through other comprehensive income	27,30		(17,943)	(130,035)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	27,30		—	—	158,440
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,27		75,763	1,753	(141,512)
Net change in unrealized fair value of derivatives	21,27,30		40,681	32,227	22,586
Foreign currency translation differences for foreign operations	27		(5,618)	12,291	(46,952)

Other comprehensive income (loss) for the year, net of taxes			1,009	(141,584)	(1,013)

Total comprehensive income		￦	862,951	2,990,404	2,656,582

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	892,260	3,000,503	2,597,160
Non-controlling interests			(29,309)	(10,099)	59,422

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, January 1, 2017	￦	44,639	(198,739)	398,518	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year		—	—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss) (note 13,20,21,27,30)		—	—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

		—	—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends (note 33)		—	—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends (note 33)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds (note 24)		—	—	—	(16,840)	—	(16,840)	—	(16,840)
Share option (note 25)		—	414	—	—	—	414	—	414
Changes in ownership in subsidiaries		—	(3,912)	—	9	—	(3,903)	(17,116)	(21,019)

		—	(3,498)	—	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance, December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting IFRS 15		—	—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting IFRS 9		—	—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		44,639	(202,237)	398,518	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year		—	—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive loss (note 13,20,21,27,30)		—	—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

		—	—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends (note 33)		—	—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends (note 33)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Share option (note 25)		—	593	—	—	—	593	196	789
Interest on hybrid bonds (note 24)		—	—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds (note 24)		—	(1,482)	(398,518)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds (note 24)		—	—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange (note 12)		—	129,595	—	—	—	129,595	—	129,595
Changes in ownership in subsidiaries		—	329,856	—	—	—	329,856	(298,725)	31,131

		—	458,562	241	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting IFRS 16 (note 3)		—	—	—	(24,186)	—	(24,186)	(503)	(24,689)

Balance, January 1, 2019		44,639	256,325	398,759	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Total comprehensive income:
Profit for the year		—	—	—	889,907	—	889,907	(27,965)	861,942
Other comprehensive income (loss) (note 13,20,21,27,30)		—	—	—	(41,513)	43,866	2,353	(1,344)	1,009

		—	—	—	848,394	43,866	892,260	(29,309)	862,951

Transactions with owners:
Annual dividends (note 33)		—	—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends (note 33)		—	—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option (note 25)		—	295	—	—	—	295	764	1,059
Interest on hybrid bonds (note 24)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares (note 23)		—	300,000	—	—	—	300,000	—	300,000
Changes in ownership in subsidiaries		—	51,102	—	—	—	51,102	47,127	98,229

		—	351,397	—	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019	￦	44,639	607,722	398,759	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	2019		2018	2017
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	861,942	3,131,988	2,657,595
Adjustments for income and expenses (note 38)		4,351,037	1,568,919	2,096,764
Changes in assets and liabilities related to operating activities (note 38)		(836,335)	25,949	(261,468)

		4,376,644	4,726,856	4,492,891
Interest received		56,392	59,065	66,713
Dividends received		241,117	195,671	106,674
Interest paid		(346,343)	(255,189)	(234,127)
Income tax paid		(341,728)	(393,823)	(576,331)

Net cash provided by operating activities		3,986,082	4,332,580	3,855,820

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		253,971	—	—
Decrease in short-term investment securities, net		29,503	—	—
Collection of short-term loans		113,345	117,610	216,700
Decrease in long-term financial instruments		231	5	27
Proceeds from disposals of long-term investment securities		234,683	371,816	129,726
Proceeds from disposals of investments in associates and joint ventures		220	74,880	5,925
Proceeds from disposals of property and equipment		18,478	58,256	29,368
Proceeds from disposals of intangible assets		7,327	5,851	8,848
Collection of long-term loans		4,435	10,075	6,205
Decrease in deposits		9,180	7,490	24,550
Proceeds from settlement of derivatives		601	—	—
Collection of lease receivables		26,773	—	—
Proceeds from disposals of other non-current assets		—	1,186	1,185
Proceeds from disposals of subsidiaries		4,802	—	30,132
Cash inflow from business combination		5,016	38,925	4,112
Cash inflow from transfers of business		45,658	—	—

		754,223	686,094	456,778
Cash outflows for investing activities:
Increase in short-term financial instruments, net		—	(373,450)	(156,012)
Increase in short-term investment securities, net		—	(49,791)	(28,975)
Increase in short-term loans		(116,320)	(112,319)	(205,878)
Increase in long-term loans		(11,541)	(6,057)	(5,869)
Increase in long-term financial instruments		—	(2)	(2,034)
Acquisitions of long-term investment securities		(383,976)	(19,114)	(19,328)
Acquisitions of investments in associates and joint ventures		(264,015)	(206,340)	(193,100)
Acquisitions of property and equipment		(3,375,883)	(2,792,390)	(2,715,859)
Acquisitions of intangible assets		(141,010)	(503,229)	(145,740)
Increase in deposits		(6,164)	(8,591)	(26,377)
Increase in other non-current assets		—	(5,927)	(47)
Cash outflow for business combinations		(36,910)	(654,685)	(26,566)
Cash outflow for disposal and liquidation of subsidiaries		(927)	(1,924)	(1,600)

		(4,336,746)	(4,733,819)	(3,527,385)

Net cash used in investing activities	￦	(3,582,523)	(4,047,725)	(3,070,607)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	2019		2018	2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	—	—	127,386
Proceeds from issuance of debentures		1,633,444	1,809,641	973,291
Proceeds from long-term borrowings		—	1,920,114	120,000
Proceeds from issuance of hybrid bonds		—	398,759	—
Cash inflows from settlement of derivatives		12,426	23,247	188
Proceeds from disposals of treasury shares		300,000	—	—
Transactions with non-controlling shareholders		101,398	499,926	40,938

		2,047,268	4,651,687	1,261,803
Cash outflows for financing activities:
Repayments of short-term borrowings, net		(59,860)	(87,701)	—
Repayments of long-term payables – other		(428,153)	(305,644)	(305,476)
Repayments of debentures		(940,000)	(1,487,970)	(842,733)
Repayments of long-term borrowings		(89,882)	(1,780,708)	(32,701)
Repayments of hybrid bonds		—	(400,000)	—
Cash outflows from settlement of derivatives		—	(29,278)	(105,269)
Payments of dividends		(718,698)	(706,091)	(706,091)
Payments of interest on hybrid bonds		(14,766)	(15,803)	(16,840)
Repayments of lease liabilities		(393,398)	—	—
Transactions with non-controlling shareholders		(39,345)	(76,805)	(79,311)

		(2,684,102)	(4,890,000)	(2,088,421)

Net cash used in financing activities		(636,834)	(238,313)	(826,618)

Net increase (decrease) in cash and cash equivalents		(233,275)	46,542	(41,405)
Cash and cash equivalents at beginning of the year		1,506,699	1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents		(2,600)	2,422	(6,102)

Cash and cash equivalents at end of the year	￦	1,270,824	1,506,699	1,457,735

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2019, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,982,136	11.12
Institutional investors and other shareholders	41,263,572	51.11
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	7,609,263	9.42

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2019 and 2018 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	52.7	65.5
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	E-commerce	80.3	81.8
	DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*4)	Korea	Manufacturing digital audio players and other portable media devices	51.4	52.6

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment(holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
Subsidiaries owned by the Parent Company	id Quantique SA(*5)	Switzerland	Quantum information and communications service	66.8	65.6
	SK Telecom TMT Investment Corp.(*6)	USA	Investment	100.0	—
	FSK L&S Co., Ltd.(*6)	Korea	Freight and logistics consulting business	60.0	—
	Incross Co., Ltd.(*6)	Korea	Media representative business	34.6	—
	Happy Hanool Co., Ltd.(*6)	Korea	Service	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*6)	USA	Investment	—	100.0
	shopkick, Inc.(*6)	USA	Reward points-based in-store shopping application development	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0

Subsidiaries owned by DREAMUS COMPANY (Formerly, IRIVER LIMITED)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.(*6)	USA	Marketing and sales in North America	—	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.(*6)	Japan	Digital music contents sourcing and distribution service	—	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
	groovers Inc.(*6)	Korea	Sales of contents and Mastering Quality Sound album	—	100.0

Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology (Wuxi) Co., Ltd.(*6)	China	System software development and supply services	100.0	—

Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	100.0

Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.	Vietnam	Communications device retail business	100.0	100.0

Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital Contents sourcing service	79.8	79.8

Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2019	Dec. 31, 2018

Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S (Shanghai) Co., Ltd.(*6)	China	Logistics business	66.0	—
	FSK L&S (Hungary) Co., Ltd.(*6)	Hungary	Logistics business	100.0	—

Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.(*6)	Korea	Service operation	100.0	—
	Mindknock Co., Ltd.(*6)	Korea	Software development	100.0	—

Others(*7)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	The ownership interest has changed due to a non-proportional paid-in capital increase of One store Co., Ltd. during the year ended December 31, 2019.

(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. During the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2019. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ￦18,805 million are recognized as financial liabilities as of December 31, 2019.

(*4)	The ownership has changed due to the conversion of the convertible bonds issued by DREAMUS COMPANY (Formerly, IRIVER LIMITED) during the year ended December 31, 2019.

(*5)	The ownership has changed due to a non-proportional paid-in capital increase of id Quantique SA during the year ended December 31, 2019.

(*6)	Details of changes in the consolidation scope during the year ended December 31, 2019 are presented and explained separately in note 1 (4).

(*7)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)    Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Communications Co., Ltd.		67,327	30,361	36,966	39,944	(13,301)
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*2)		171,586	53,669	117,917	196,961	(48,006)
SKP America LLC.		48,344	126	48,218	—	(351,470)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	As of December 31, 2019			2019
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
Life & Security Holdings Co., Ltd.(*3)	2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)	158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.	236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.	113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.	70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)	47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)	144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)

The condensed financial information of DREAMUS COMPANY(Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY(Formerly, IRIVER LIMITED).

(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.

(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary.

(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	As of December 31, 2018			2018
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
Home & Service Co., Ltd.	87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.	41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED).

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. was acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICE ACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
SK O&S Co., Ltd. (Formerly, Network O&S Co., Ltd.)		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
DREAMUS COMPANY (Formerly, IRIVER LIMITED)(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11

(*)

The condensed financial information of DREAMUS COMPANY (Formerly, IRIVER LIMITED) is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY (Formerly, IRIVER LIMITED). Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)    Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
SK Telecom TMT Investment Corp.	Established by the Parent Company

FSK L&S Co., Ltd.	Acquired by the Parent Company

FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.

Incross Co., Ltd.	Acquired by the Parent Company

Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.

Mindknock Co., Ltd.	Acquired by Incross Co., Ltd.

Happy Hanool Co., Ltd.	Established by the Parent Company

SKinfosec Information Technology (Wuxi) Co., Ltd.	Established by SK Infosec Co., Ltd.

FSK L&S (Hungary) Co., Ltd.	Established by FSK L&S Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2019 is as follows:

Subsidiary	Reason
groovers Inc.	Merged into DREAMUS COMPANY (Formerly, IRIVER LIMITED)

shopkick Management Company, Inc.	Disposed

shopkick, Inc.	Disposed

iriver Inc.	Disposed

groovers Japan Co., Ltd.	Merged into LIFE DESIGN COMPANY Inc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(5)    The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)	DREAMUS COMPANY (Formerly, IRIVER LIMITED)		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	￦	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	￦	196,961	135,116	530,489	913,301	19,787
Profit (Loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (Loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (Loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	￦	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	8,478
Dividend paid to non-controlling interests during the year ended December 31, 2019	￦	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	K-net Culture and Contents Venture Fund		DREAMUS COMPANY (Formerly, IRIVER LIMITED)	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.(*)
Ownership of non-controlling interests (%)		41.0	47.4	34.5	18.2	45.0

	As of December 31, 2018
Current assets	￦	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	￦	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit (Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	￦	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase (decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	￦	36,178	—	—	—	—

(*)

The financial information of Life & Security Holdings Co., Ltd. is related to the period subsequent to the acquisition by the Parent Company on October 1, 2018 and includes fair value adjustments from the business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	K-net Culture and Contents Venture Fund		DREAMUS COMPANY (Formerly, IRIVER LIMITED)	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.0	54.1	34.5

	As of December 31, 2017
Current assets	￦	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	￦	—	69,452	115,596
Profit (Loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (Loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	￦	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

2.	Basis of Preparation

(1)    Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2020.

(2)    Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets

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

For the years ended December 31, 2019, 2018 and 2017

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

1)    Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), determination of stand-alone selling prices.

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 35), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (8), (10), 14 and 16), impairment of goodwill (notes 4 (12) and 15), recognition of provision (notes 4 (18) and 19), measurement of defined benefit liabilities (notes 4 (17) and 20), and recognition of deferred tax assets (liabilities) (notes 4 (26) and 31).

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

Information about assumptions used for fair value measurements are included in note 35.

3.	Recently Adopted Accounting Standards

The Group has initially applied IFRS 16, Leases from January 1, 2019. A number of other new or amended standards are also effective from January 1, 2019, but they do not have a material effect on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

IFRS 16, Leases

IFRS 16, Leases, introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16, Leases from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 and 2017 has been presented, as previously reported, under IAS 17, Leases and has not been restated. Details of the changes in accounting policies are disclosed below.

(1)    Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement Contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, Leases, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(2)    As a lessee

The Group leases a number of assets including buildings and vehicles. The terms of leases are negotiated individually and include various conditions. Each lease contract is entered into with a term of 1~50 years.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, Leases, the Group recognizes right-of-use assets and lease liabilities for most leases — i.e. theses leases are presented on the consolidated statements of financial position.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

1)    Significant accounting policies

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the consolidated statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain that the Group will exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

2)    Transition requirements

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at either:

•	their carrying amount as if IFRS 16, Leases, had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

•	the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying IFRS 16, Leases, to leases previously classified as operating leases under IAS 17, Leases.

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(3)    As a lessor

The accounting policies applicable to the Group as a lessor are not different from those under IAS 17, Leases. However, when the Group is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)    Impact on financial statements

1)    Impact on transition

On transition to IFRS 16, the Group recognized right-of-use assets and lease liabilities, with the difference recognized in retained earnings. The impact on transition is summarized below.

(In millions of won)	January 1, 2019
Impact on assets:
Right-of-use assets presented in property and equipment	￦	654,449
Increase in accounts receivable — other (lease receivables)		31,355
Adjustments in property and equipment and intangible assets		(3,387)
Decrease in advanced payments and others		(52,638)

		629,779

Impact on liabilities:
Increase in lease liabilities		663,827
Decrease in deferred tax liabilities		(9,359)

		654,468
Decrease in retained earnings		(24,186)
Decrease in non-controlling interests	￦	(503)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied is 2.11%.

(In millions of won)	January 1, 2019
Operating lease commitments at December 31, 2018	￦	766,978
Discounted using the incremental borrowing rate at January 1, 2019		735,051
— Recognition exemption for leases with less than 12 months of lease term at the lease commencement date		(66,548)
— Recognition exemption for leases of low-value assets		(4,676)

Lease liabilities recognized at January 1, 2019	￦	663,827

2)    Impact subsequent to transition

(i) As a lessee

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized ￦709,396 million of right-of-use assets and ￦712,740 million of lease liabilities as of December 31, 2019.

Also, in relation to those leases under IFRS 16, the Group has recognized depreciation and interest costs, instead of operating lease expense. For the year ended December 31, 2019, the Group recognized ￦360,606 million of depreciation charges and ￦15,471 million of interest costs from those leases. Expenses related to short-term leases and leases of low-value assets are ￦140,991 million and ￦3,267 million, respectively.

The payments of lease liabilities presented in the cash flows from financing activities would have been included in the cash flows from operating activities if the previous accounting standards were applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(ii) As a lessor

①	Finance lease

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2019. Under IAS 17, the Group did not hold any finance lease as a lessor.

(In millions of won)	Amount
Less than 1 year	￦	24,286
1 ~ 2 years		12,690
2 ~ 3 years		6,348
3 ~ 4 years		3,683
4 ~ 5 years		1,589
More than 5 years		1

Undiscounted lease payments	￦	48,597

Unrealized finance income		1,822

Net investment in the lease		46,775

②	Operating lease

The Group recognized lease income of ￦163,355 million for the year ended December 31, 2019, of which income relating to variable lease payments is ￦20,101 million.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2019.

(In millions of won)	Amount
Less than 1 year	￦ 129,310
1 ~ 2 years	76,669
2 ~ 3 years	25,047
3 ~ 4 years	1,243
4 ~ 5 years	1,218
More than 5 year	3

￦233,490

(5)    Determining the lease term and assessing the length of the enforceable period of a lease

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of December 31, 2019, the Group assesses the lease term based on the assumption that the right to extend or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgment on enforceable period for certain of the Group’s lease contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

However, considering the type and number of lease contracts entered into as of and from January 1, 2019, the Group does not believe it had sufficient time to complete the analysis on its lease portfolios to reflect the impact of the above IFRIC agenda decision, if any, in its 2019 consolidated financial statements. The Group plans to analyze and apply the impact of IFRIC’s interpretation in 2020, if any, as changes in accounting policies.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements have been consistently applied for all periods presented, except for the changes described in note 3 and below.

(1)     Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

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

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

(3)    Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)    Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the weighted average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)    Non-derivative financial assets — Policies applicable from January 1, 2018

1)    Recognition and initial measurement

Accounts receivable — trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable — trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable — trade without a significant financing component is initially measured at the transaction price.

2)    Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI — equity investment

•	FVOCI — debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

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

For the years ended December 31, 2019, 2018 and 2017

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

The following accounting policies are applied to the subsequent measurement of financial assets.

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

3)    Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition.

The Group measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured at 12-month ECL.

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other dept securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts receivable — trade and lease receivables are always measured at an amount equal to lifetime ECL.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4)    Derecognition

Financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset.

The transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5)    Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

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

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

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

(7)    Derivative financial instruments and hedge accounting

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

For the years ended December 31, 2019, 2018 and 2017

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

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~ 10
Right-of-use assets	1 ~ 50

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

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

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

(10)    Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships and brand are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

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

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

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

(12)    Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

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

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)    Leases - Policies applicable from January 1, 2019

The Group has applied IFRS 16, Leases, from January 1, 2019. See note 3 for additional information.

The Group determined at contract inception whether an arrangement was or contained a lease. A contract is, or contains, a lease if the contract transfers the right to control the identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Group uses the definition of a lease in IFRS 16, Leases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

1)    As a lessee

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The Group presents its right-of-use assets in property and equipment on the statements of financial position. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include extension options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Group has not included the extension option periods in the lease term because it is not reasonably certain to exercise such options. After the commencement date, the Group reassesses the lease term upon the occurrence of a significant event or a significant change in circumstances that is within the control of the Group that affects whether the Group is reasonably certain to exercise the extension option.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases with the lease term of 12 months or less at the commencement date and for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. The Group has also elected to apply the practical expedient which allows a lease and associated non-lease components to be accounted for as a single lease component.

2)    As a lessor

The Group determines whether each lease is a finance lease or an operating lease at inception of a contract. A lease is classified as a finance lease when the lease transfers substantially all of the risks and rewards of ownership of the underlying asset. If not, then it is classified as an operating lease.

When the Group is an intermediate lessor, the Group accounts for the head lease and the sublease separately. The sub-leases are classified with reference to the right-of-use assets arising from the head lease, not with reference to the underlying asset.

(14)    Leases — Policies applied before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases under which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

1)    Finance leases — lessee

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

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

(15)    Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with IAS 36, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(16)    Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liabilities.

1)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of a financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)    Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

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

For the years ended December 31, 2019, 2018 and 2017

any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)    Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(19)    Transactions in foreign currencies

1)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

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

When the Parent Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

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

For the years ended December 31, 2019, 2018 and 2017

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled share-based payment transaction, the Group measures and recognizes the amount payable to employees at fair value as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment. Any changes in the liability are recognized in profit or loss.

(23) Revenue — Policies applicable from January 1, 2018

The Group adopted IFRS 15, Revenue from Contracts with Customers, on January 1, 2018, using the modified retrospective method. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It also amends previous guidance for the recognition of costs to obtain contracts with customers such that incremental costs of obtaining contracts with customers are deferred and amortized consistent with the transfer of the related good or service.

1)    Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

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

3)    Incremental costs of obtaining a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods.

4)    Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

5)    Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party, which is the consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

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

3)    Commission revenue

In connection with the commission revenue from commerce services, the Group has determined that it is acting as an agent due to the followings:

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in commerce.

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

For the years ended December 31, 2019, 2018 and 2017

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

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

(26)    Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1)    Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)    Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)    Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to IAS 12 from January 1, 2019. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

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

(28)    Standards issued but not yet effective

The following amended standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted. However, the Group has not adopted the following amended standards early in preparing the accompanying consolidated financial statements.

The following amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(1)	Segment information for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019
	Cellular Services		Fixed-line telecommu- nications Services(*1)	Security Services(*1)	Commerce Services(*1)	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,781,882	3,952,373	1,183,724	726,552	1,069,685	20,714,216	(2,970,514)	17,743,702
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External revenue		12,172,415	2,948,180	1,109,477	710,653	802,977	17,743,702	—	17,743,702
Depreciation and amortization		2,694,786	752,234	224,537	35,788	64,141	3,771,486	—	3,771,486
Operating profit (loss)		914,118	139,172	133,573	1,938	(78,821)	1,109,980	(109,087)	1,000,893
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Finance income									141,977
Finance costs									(429,758)
Profit before income tax									1,162,655

(In millions of won)
	2018
	Cellular Services		Fixed-line telecommu- nications Services(*1)	Security Services(*1)	Commerce Services(*1)	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,961,762	3,857,074	286,089	790,818	912,776	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,034,769	1,801	62,446	252,678	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,822,305	284,288	728,372	660,098	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	641,336	60,723	19,051	63,146	3,126,118	—	3,126,118
Operating profit (loss)		1,299,869	245,509	(11,284)	(85,041)	(247,293)	1,201,760	(367,909)	833,851
Gain relating to investments in subsidiaries, associates and joint ventures, net									3,270,912
Finance income									256,435
Finance costs									(385,232)
Profit before income tax									3,975,966

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nications Services(*1)	Security Services(*1)	Commerce Services(*1)	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	14,873,543	3,581,766	93,372	689,883	1,102,605	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,333	1,398	38,065	307,952	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,719,433	91,974	651,818	794,653	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,681	16,768	15,417	82,584	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	168,470	(16,651)	(154,901)	(174,370)	1,536,626	(312,054)	1,224,572
Gain relating to investments in subsidiaries, associates and joint ventures, net									2,245,732
Finance income									366,561
Finance costs									(433,616)
Profit before income tax									3,403,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(*1)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunication Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment. Segment information for the years ended December 31, 2018 and 2017 was restated to conform to the 2019 reclassifications.

(*2)

Adjustments for operating profit (loss) are the amount differences from operating profit (loss) included in CODM report which is based on Korean IFRS to operating profit (loss) under IFRS. The reconciliation of these amounts is included in note 5-(2).

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Total segment operating profit	￦	1,109,980	1,201,760	1,536,626

Other operating income:
Gain on disposal of property and equipment and intangible assets		8,942	38,933	13,991
Others(*1)		94,288	33,017	18,006

		103,230	71,950	31,997

Other operating expenses:
Impairment loss on property and equipment and intangible assets		(65,935)	(255,839)	(54,946)
Loss on disposal of property and equipment and intangible assets		(56,248)	(87,257)	(60,086)
Donations		(17,557)	(59,012)	(112,634)
Bad debt for accounts receivable — other		(5,802)	(7,718)	(5,793)
Others(*2)		(66,775)	(30,033)	(110,592)

		(212,317)	(439,859)	(344,051)

Consolidated operating profit from continuing operations	￦	1,000,893	833,851	1,224,572

(*1)

Others for the years ended December 31, 2019 includes ￦70 billion of gain on business transfer and others for the years ended December 31, 2018 includes ￦11 billion of penalty refund, respectively, various other income with inconsequential amounts.

(*2)	Others for the years ended December 31, 2019, 2018 and 2017 include ￦42.4 billion, ￦0.4 billion and ￦21.4 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2019, 2018 and 2017 amounts to ￦17,680 billion, ￦16,656 billion and ￦17,374 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2019, 2018 and 2017 amount to ￦20,678 billion, ￦20,040 billion and ￦15,554 billion, and non-current assets outside of Korea amount to ￦63 billion, ￦72 billion and ￦257 billion, respectively.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2019, 2018 and 2017.

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2019		2018	2017
Goods and services transferred at a point in time:
Cellular revenue	Goods(*1)	￦	1,142,868	1,124,143	1,119,662
Fixed-line telecommunication revenue	Goods		145,314	125,959	73,362
Security services revenue	Goods		44,764	12,332	404
Commerce services revenue	Goods		56,699	45,837	94,085
	Commerce		151,690	77,539	1,512
Other revenue	Goods		86,793	81,311	81,139
	Products		44,336	51,214	25,068
	Others(*7)		442,869	275,431	196,110

			2,115,333	1,793,766	1,591,342

Goods and services transferred over time:
Cellular revenue	Wireless service(*2)		9,532,377	9,770,423	10,638,982
	Cellular interconnection		494,267	532,156	592,755
	Other(*3)		1,002,903	952,175	910,736
Fixed-line telecommunication revenue	Fixed-line service		224,453	371,224	401,037
	Cellular interconnection		92,396	95,865	116,070
	Internet Protocol Television(*4)		1,285,831	1,171,104	1,023,997
	International calls		137,902	152,918	166,901
	Internet service and miscellaneous(*5)		1,062,284	905,235	938,066
Security services revenue	Service(*6)		1,064,713	271,956	91,570
Commerce services revenue	Commerce service		502,264	604,996	556,221
Other revenue	Miscellaneous(*7)		228,979	252,142	492,336

			15,628,369	15,080,194	15,928,671

		￦	17,743,702	16,873,960	17,520,013

(*1)	Cellular revenue includes revenue from sale of handsets and other electronic accessories.

(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*6)	Service includes revenue from rendering security services.

(*7)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2019 and 2018 are summarized as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Short-term financial instruments(*)	￦	95,034	79,511
Long-term financial instruments(*)		988	1,218

	￦	96,022	80,729

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2019, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable — other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	—	145,041

		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable — other(*)		344,662	—	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable — trade (Other non-current assets)		16,977	(61)	16,916

		607,903	(47,831)	560,072

	￦	4,257,861	(346,399)	3,911,462

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2019 include ￦ 532,225 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable — other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable — other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable — trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	￦	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2018 include ￦ 489,617 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable — trade measured at amortized costs during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting IFRS 9	Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2019	￦	260,157	—	28,841	(55,756)	14,772	1,487	249,501
2018		239,448	12,950	38,211	(46,616)	13,455	2,709	260,157

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable — trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable — trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable — trade as of December 31, 2019 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.34%	63.33%	85.89%	97.49%
	Gross amount	￦	1,180,733	44,972	110,038	28,300
	Loss allowance		15,822	28,481	94,509	27,589

Other revenue	Expected credit loss rate		3.49%	56.01%	45.99%	61.72%
	Gross amount	￦	1,052,530	5,162	20,252	55,409
	Loss allowance		36,696	2,891	9,313	34,200

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

8.	Prepaid expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)     Details of prepaid expenses as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Current assets:
Incremental costs of obtaining contracts	￦	1,897,233	1,577,992
Others		133,317	190,351

		2,030,550	1,768,343

Non-current assets:
Incremental costs of obtaining contracts		1,152,748	799,607
Others		88,681	95,665

	￦	1,241,429	895,272

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)     Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Amortization and impairment losses recognized	￦	2,193,333	2,002,460

9.	Contract assets and liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Contract assets:
Allocation of consideration between performance obligations	￦	191,858	133,893
Contract liabilities:
Wireless service contracts		20,393	18,425
Customer loyalty programs		21,945	17,113
Fixed-line service contracts		65,315	57,327
Security services		32,026	38,109
Others		83,777	52,839

	￦	223,456	183,813

(2)

The amount of revenue recognized during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ￦117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	￦	20,393	—	—	20,393
Customer loyalty programs		17,285	3,253	1,407	21,945
Fixed-line service contracts		52,237	13,078	—	65,315
Security services		24,215	5,676	2,135	32,026
Others		77,095	1,578	5,104	83,777

	￦	191,225	23,585	8,646	223,456

The Group has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Group’s performance completed, thus, as a practical expedient, the Group recognizes revenue in the amount to which the Group has a right to invoice.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

10.	Inventories

(1)	Details of inventories as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019				December 31, 2018
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	162,485	(14,557)	147,928	268,366	(8,842)	259,524
Finished goods		4,264	(2,265)	1,999	1,260	(251)	1,009
Work in process		2,674	(539)	2,135	3,985	(338)	3,647
Raw materials		12,369	(7,967)	4,402	11,729	(2,706)	9,023
Supplies		7,112	(694)	6,418	14,850	—	14,850

	￦	188,904	(26,022)	162,882	300,190	(12,137)	288,053

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2019		2018	2017
Charged to cost of products that have been resold	￦	15,019	2,509	6,079
Write-off upon sale		(1,101)	(2,396)	(2,820)

There are no significant reversals of inventory write-downs for the periods presented.

(3)

Inventories recognized as operating expenses during the years ended December 31, 2019, 2018 and 2017 are ￦1,498,249 million, ￦1,411,986 million and ￦1,498,087 million respectively, which are included in the cost of goods sold.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019		December 31, 2018
Beneficiary certificates	FVTPL	￦	166,666	195,080

(2)	Details of long-term investment securities as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Category	December 31, 2019		December 31, 2018
Equity instruments	FVOCI(*)	￦	710,272	542,496
	FVTPL		1,011	—

			711,283	542,496
Debt instruments	FVOCI		4,627	2,147
	FVTPL		141,305	120,083

			145,932	122,230

		￦	857,215	664,726

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(*)

The Group designated ￦710,272 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2019, the Group disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ￦221,146 million in cash. The valuation gain on financial assets at FVOCI of ￦30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 newly issued shares of Kakao Co., Ltd. (“Kakao”) in exchange for ￦302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, Kakao acquired 1,266,620 treasury shares of the Parent Company in exchange for ￦300,000 million in cash (See Note 23). Upon entering into the agreement, the Group recognized derivative at the fair value of the forward transaction. Upon completion of the share exchange, the Group recognized ￦28,787 million of gain from settlement of the derivatives, which is the difference between the fair value of the Parent Company’s and Kakao’s shares at the date when such share exchange was completed. The acquired shares were deposited at the Korea Securities Depository for a lock-up period of one year from the acquisition date based on the shares acquisition agreement between the Parent Company and Kakao Co., Ltd.

12.	Business Combinations

(1)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company

The Parent Company acquired 2,786,455 shares (or 34.6%) of Incross Co., Ltd. at ￦53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ￦19,787 million of revenue and ￦5,756 million of profit since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1925, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae-won
Industry	Media representative business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	53,722

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Trade and other receivables		67,259
Property and equipment		2,411
Intangible assets		2,709
Other assets		9,254
Trade and other payables		(57,309)
Other liabilities		(1,984)

		64,681

III. Non-controlling interests:		40,592

IV. Goodwill(I - II+III)	￦	29,633

(2)	2018

1)	Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ￦55,249 million in cash, which resulted in the Parent Company’s obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ￦5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ￦9,935 million in revenue and ￦5,220 million in net losses since the Group obtained control. Meanwhile, the existing shares were reclassified into the investment in a subsidiary from the FVOCI equity instrument with the valuation gain on FVOCI equity instrument of ￦1,636 million reclassified into the retained earnings.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)

		21,129

III. Non-controlling interests:		9,290

IV. Goodwill(I - II+III)	￦	47,375

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ￦696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ￦1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ￦197,487 million, and net profit of ￦6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ￦763,375 million, and net loss of ￦19,548 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Choi, Jin-hwan
Industry	Holding company of subsidiaries in security business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	696,665

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		101,896
Trade and other receivables		40,241
Inventories		2,440
Property and equipment		427,752
Intangible assets		1,019,503
Other assets		3,956
Trade and other payables		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)

III. Non-controlling interests:		(374,588)

IV. Goodwill(I—II+III)	￦	1,155,037

3)     Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations transferred and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)	Amount
I. Considerations transferred:
Treasury shares of the Parent Company(*)	￦	281,151

II. Assets and liabilities acquired:
Cash and cash equivalents		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I — II)	￦	151,556

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ￦335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ￦172,905 million and net profit of ￦19,512 million.

4)     Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ￦4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ￦1,018 million was deducted from capital surplus and others.

(3)     2017

1)     Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by DREAMUS COMPANY (formerly, IRIVER LIMITED)

On September 1, 2017, DREAMUS COMPANY (formerly, IRIVER LIMITED), a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness. The consideration was ￦30,000 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ￦21,748 million was recognized as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenue of ￦6,365 million, which resulted in the net profit of ￦1,244 million in 2017.

2)     Merger of SM mobile communications Co., Ltd. by DREAMUS COMPANY (formerly, IRIVER LIMITED)

On October 1, 2017, DREAMUS COMPANY (formerly, IRIVER LIMITED) merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, DREAMUS COMPANY (formerly, IRIVER LIMITED) obtained control over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the fair value of net assets acquired and the consideration paid amounting to ￦13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ￦103 million of net loss in 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

3)     Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
I. Considerations transferred:
Cash and cash equivalents	￦	30,000	—
Shares of DREAMUS COMPANY (formerly, IRIVER LIMITED)		—	24,650

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	￦	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

	￦	8,252	11,177

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

13.	Investments in Associates and Joint Ventures

(1)    Investments in associates and joint ventures accounted for using the equity method as of December 31, 2019 and 2018 are as follows:

		December 31, 2019			December 31, 2018
(In millions of won)	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	568,459	27.3	￦	551,548
Korea IT Fund(*1)	Korea	63.3		311,552	63.3		281,684
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		294,756	15.0		288,457
SK Telecom CS T1 Co., Ltd.(*1,3)	Korea	54.9		60,305	—		—
NanoEnTek, Inc.	Korea	28.6		42,127	28.9		40,974
UniSK	China	49.0		14,342	49.0		13,486
SK Technology Innovation Company	Cayman Islands	49.0		43,997	49.0		42,469
SK MENA Investment B.V.	Netherlands	32.1		14,904	32.1		14,420
SK hynix Inc.	Korea	20.1		11,425,325	20.1		11,208,315
SK Latin America Investment S.A.	Spain	32.1		13,698	32.1		13,313
Grab Geo Holdings PTE. LTD.(*4)	Singapore	30.0		31,269	—		—
SK South East Asia Investment Pte. Ltd.(Formerly, SE ASIA INVESTMENT PTE. LTD.)(*5)	Singapore	20.0		250,034	20.0		111,000
Pacific Telecom Inc.(*2)	USA	15.0		40,016	15.0		37,075
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,469	23.4		63,801
Content Wavve Co., Ltd.(*6)	Korea	30.0		83,640	—		—
Hello Nature., Ltd.	Korea	49.9		13,620	49.9		28,549
Health Connect Co., Ltd. and others	—	—		65,343	—		96,522

				13,336,856			12,791,613

Investments in joint ventures:
Dogus Planet, Inc.(*7)	Turkey	50.0		15,921	50.0		12,487
Finnq Co., Ltd.(*7,8)	Korea	49.0		22,880	49.0		7,671
NEXTGEN BROADCAST SERVICES CO, LLC(*7,9)	USA	50.0		7,961	—		—
NEXTGEN ORCHESTRATION, LLC(*7,10)	USA	50.0		1,646	—		—
Celcom Planet(*11)	Malaysia	—		—	44.7		—

				48,408			20,158

			￦	13,385,264		￦	12,811,771

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	SK Telecom CS T1 Co., Ltd. was newly established during the year ended December 31, 2019. The Group contributed its e-sports business after the establishment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(*4)	The Group jointly established Grab Geo Holdings PTE. LTD. by investing ￦11,201 million in cash and by contributing ￦19,039 million in kind during the year ended December 31, 2019.

(*5)	The Group contributed ￦113,470 million in cash during the year ended December 31, 2019.

(*6)	The Group newly invested ￦90,858 million in cash during the year ended December 31, 2019.

(*7)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*8)	The Group contributed ￦24,500 million in cash during the year ended December 31, 2019.

(*9)	The Group newly invested ￦8,160 million in cash during the year ended December 31, 2019.

(*10)	The Group newly invested ￦1,748 million in cash during the year ended December 31, 2019.

(*11)	Investment in Celcom Planet was disposed during the year ended December 31, 2019.

(2)    The market value of investments in listed associates as of December 31, 2019 and 2018 are as follows:

	December 31, 2019				December 31, 2018
(In millions of won, except for share data)	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	5,620	7,600,649	42,716	4,235	7,600,649	32,189
SK hynix Inc.		94,100	146,100,000	13,748,010	60,500	146,100,000	8,839,050
S.M. Culture & Contents Co., Ltd.		1,530	22,033,898	33,712	2,020	22,033,898	44,508

(3)    The condensed financial information of significant associates as of and for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)
	As of December 31, 2019
Current assets	￦	14,457,602	7,974,407	113,233	615,028
Non-current assets		50,331,892	207,284	378,691	1,442,748
Current liabilities		7,874,033	1,015,657	—	59,395
Non-current liabilities		8,972,266	5,537,850	—	215,354

	2019
Revenue		26,990,733	1,236,678	70,565	116,269
Profit for the year		2,016,391	56,281	53,867	23,474
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)
Total comprehensive income		2,110,414	51,823	59,999	8,381

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)
	As of December 31, 2018
Current assets	￦	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)
	As of December 31, 2017
Current assets	￦	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)    The condensed financial information of joint ventures as of and for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	￦	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

	2019
Revenue		136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (Loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	￦	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provisions		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	￦	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provisions		2,743	2,290
Non-current liabilities		212	13,862

(In millions of won)	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

(5)    Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459

(In millions of won)	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36% for 2019 and 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2019 and 2018 are as follows:

	2019
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	551,548	—	4,916	11,995	—	568,459
Korea IT Fund(*1)		281,684	—	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	—	6,827	(528)	—	294,756
SK Telecom CS T1 Co., Ltd.		—	60,305	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
UniSK(*1)		13,486	—	728	347	(219)	14,342
SK Technology Innovation Company		42,469	—	89	1,439	—	43,997
SK MENA Investment B.V.		14,420	—	4	480	—	14,904
SK hynix Inc.(*1)		11,208,315	—	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(17)	768	—	31,269
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.)		111,000	113,470	6,062	19,502	—	250,034
Pacific Telecom Inc.		37,075	—	2,689	252	—	40,016
S.M. Culture & Contents Co., Ltd.		63,801	—	464	(796)	—	63,469
Content Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others(*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343

		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856
Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	—	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*4)		—	6,141	(6,141)	—	—	—

		20,158	40,468	(10,189)	(1,963)	(66)	48,408

	￦	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.

(*2)	The Group recognized ￦8,333 million of impairment loss for the investments in Hello Nature Ltd. during the year ended December 31, 2019.

(*3)

The acquisition for the year ended December 31, 2019 includes ￦6,800 million of cash investments in Carrot Co., Ltd. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)	Investments in Celcom Planet was disposed during the year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

	2018
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	526,099	—	7,618	17,831	—	551,548
Korea IT Fund(*)		257,003	—	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	—	14,581	(7,112)	—	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK Technology Innovation Company		42,511	—	(1,880)	1,838	—	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	—	—
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	—	(24)	591	—	14,420
S.M. Culture & Contents Co., Ltd.		64,966	—	(909)	(256)	—	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	(959)	—	29,508	28,549
12CM Japan, Inc.		—	7,697	(43)	80	—	7,734
MAKEUS Corp.		—	9,773	(574)	—	(6)	9,193
SK South East Asia Investment Pte. Ltd. (Formerly, SE ASIA INVESTMENT PTE. LTD.)		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	473	115	—	37,075
Health Connect Co., Ltd. and others(*)		96,479	22,902	(6,474)	197	(6,710)	106,394

		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613

Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Finnq Co., Ltd.		16,474	—	(8,728)	(75)	—	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

		40,057	4,838	(21,055)	(3,682)	—	20,158

	￦	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

(7)    The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2019 are as follows:

	Unrecognized loss			Unrecognized change in equity
(In millions of won)	2019		Cumulative loss	2019	Cumulative loss
Wave City Development Co., Ltd.	￦	(2,164)	4,370	—	—
Daehan Kanggun BcN Co., Ltd. and others		(4,758)	10,652	(503)	(138)

	￦	(6,922)	15,022	(503)	(138)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

14.	Property and Equipment

(1)    Property and equipment as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	981,389	—	—	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,173,584	(26,198,631)	(33,742)	7,941,211
Other		2,084,463	(1,349,039)	(3,125)	732,299
Right-of-use assets		1,000,491	(291,095)	—	709,396
Construction in progress		755,508	—	—	755,508

	￦	41,621,103	(29,247,905)	(38,918)	12,334,280

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	938,344	—	—	938,344
Buildings		1,670,486	(807,192)	—	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	—	—	565,357

	￦	38,336,722	(27,586,791)	(31,577)	10,718,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)	Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning balance		Impact of adopting IFRS 16	Acquisition	Disposal	Transfer	Depreciation	Impairment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	￦	938,344	—	3,297	(275)	39,454	—	—	569	—	981,389
Buildings		863,294	—	8,117	(2,886)	52,775	(54,100)	(450)	658	—	867,408
Structures		356,039	—	18,246	(48)	10,582	(36,149)	(1,601)	—	—	347,069
Machinery		7,146,724	—	821,576	(25,791)	2,351,614	(2,319,634)	(33,278)	—	—	7,941,211
Other		848,596	(1,113)	1,443,327	(5,816)	(1,353,999)	(199,106)	(147)	557	—	732,299
Right-of-use assets		—	654,449	618,811	(204,241)	—	(360,606)	—	1,080	(97)	709,396
Construction in progress		565,357	—	1,515,617	(22,338)	(1,303,128)	—	—	—	—	755,508

	￦	10,718,354	653,336	4,428,991	(261,395)	(202,702)	(2,969,595)	(35,476)	2,864	(97)	12,334,280

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.

(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	￦	862,861	4,734	(7,151)	15,062	—	—	62,838	—	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	—	6,003	—	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	—	—	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	—	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	—	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	—	—	14,451	—	565,357

	￦	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.

(*2)	Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Details of the right-of-use assets as of December 31, 2019 and January 1, 2019 are as follows:

(In millions of won)
	December 31, 2019		January 1, 2019
Buildings, Land and Structures	￦	584,523	512,698
Other		124,873	141,751

	￦	709,396	654,449

15.	Goodwill

(1)	Goodwill as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Goodwill related to merger of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	1,155,037
Other goodwill		129,814	118,847

	￦	2,949,530	2,938,563

(2)	Details of the impairment testing of Goodwill as of December 31, 2019 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunications services;

•	goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

•	other goodwill: Commerce, Information security services, and other.

(*1) Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.6% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2) Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*3) Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use, which is developed based using key assumptions including estimated revenue growth rates, labor costs, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”), and discount rate. The discount rate applied for future cash flows based on financial budgets for the next five years is 7.29%. The estimated revenue growth rates and labor costs are based on past performance, business plans and its expectation of future market changes. In addition, an annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and does not exceed the long-term growth rate in the security service industry.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

The recoverable amount of the CGU exceeds the carrying amount by ￦11,276 million. Management has identified that reasonably possible changes in two significant assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these two assumptions would need to be changed to individually for the estimated recoverable amount of the CGU to be equal to the carrying amount.

2019
Annual discount rate	7.31%
Annual growth rate applied for the cash flows expected to be incurred after five years	0.97%

(3)	Details of the changes in goodwill for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Beginning balance	￦	2,938,563	1,915,017
Acquisition		30,962	1,206,702
Disposal		—	(807)
Impairment loss(*1,2)		(21,065)	(166,838)
Other		1,070	(15,511)

Ending balance	￦	2,949,530	2,938,563

(*1)	Goodwill related to LIFE DESIGN COMPANY Inc. of DREAMUS COMPANY (formerly, IRIVER LIMITED).

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 10.1% to the estimated future cash flows based on financial budgets for the next five years. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% which is expected to be less than the long-term growth rate of Celebrity MD industry. As a result of the impairment test, the carrying amount of the CGU exceeded the recoverable amount, thus the Group recognized ￦20,594 million of impairment loss.

(*2)	Goodwill related to Syrup Ad of Incross Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 13.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term advertising industry growth rate. As a result of the impairment test, the carrying amount of the CGU exceeded the recoverable amount, thus the Group recognized ￦471 million of impairment loss.

As of December 31, 2019, 2018 and 2017, accumulated impairment losses are ￦85,245 million, ￦217,548 million and ￦50,710 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		53,265	(45,916)	—	7,349
Industrial rights		110,380	(43,522)	(34)	66,824
Development costs		63,840	(50,127)	(2,567)	11,146
Facility usage rights		157,664	(131,832)	—	25,832
Customer relations		607,435	(16,064)	—	591,371
Club memberships(*1)		112,571	—	(32,161)	80,410
Brands(*1)		374,096	—	—	374,096
Other(*2)		4,397,319	(3,313,263)	(22,493)	1,061,563

	￦	12,087,452	(7,164,105)	(57,255)	4,866,092

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		65,974	(55,463)	—	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	—	31,027
Customer relations		643,421	(18,330)	—	625,091
Club memberships(*1)		114,650	—	(34,175)	80,475
Brands(*1)		374,096	—	—	374,096
Other(*2)		4,256,377	(3,058,022)	(38,640)	1,159,715

	￦	12,039,794	(6,422,106)	(104,178)	5,513,510

(*1)	Club memberships and Brands are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)	Details of the changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)	2019
	Beginning balance		Impact of adopting IFRS 16	Acquisition	Disposal	Transfer	Amortization	Impairment(*1)	Business combinations(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	￦	3,139,978	—	—	—	—	(492,477)	—	—	—	2,647,501
Land usage rights		10,511	—	2,017	(442)	—	(4,737)	—	—	—	7,349
Industrial rights		83,627	—	1,409	(1,540)	2,491	(4,696)	—	158	(14,625)	66,824
Development costs		8,990	—	2,218	—	1,468	(5,359)	(961)	4,790	—	11,146
Facility usage rights		31,027	—	2,093	(25)	236	(7,499)	—	—	—	25,832
Customer relations		625,091	—	250	(367)	304	(33,907)	—	—	—	591,371
Club memberships		80,475	—	2,437	(1,574)	(1,200)	—	(916)	1,188	—	80,410
Brands(*3)		374,096	—	—	—	—	—	—	—	—	374,096
Other		1,159,715	(2,274)	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563

	￦	5,513,510	(2,274)	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦9,394 million as impairment loss for the year ended December 31, 2019.

(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(*3)

Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd. and are tested for impairment by comparing the recoverable amounts of CGU to the carrying amounts. (See note 15)

(In millions of won)	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment(*1)	Business combinations(*2)	Ending balance
Frequency usage rights	￦	2,176,940	1,366,926	—	—	(403,888)	—	—	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	—	—	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	—	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	—	—	31,027
Customer relations		4,035	213	—	149	(9,541)	—	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	—	(173)	3,272	80,475
Brands(*3)		—	—	—	—	—	—	374,096	374,096
Other		1,164,725	126,164	(9,181)	277,504	(395,072)	(29,242)	24,817	1,159,715

	￦	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦60,281 million as impairment loss for the year ended December 31, 2018.

(*2)	Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(*3)	Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Research and development costs expensed as incurred	￦	391,327	387,675	395,276

(4)	Details of frequency usage rights as of December 31, 2019 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	60,816	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		251,240	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		849,930	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		208,918	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,073,914	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	￦	2,647,501

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz license in April 2019. The amortization for 28GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won, thousands of foreign currency)
	Lender	Annual interest rate (%)	December 31, 2019		December 31, 2018
Short-term borrowings	Shinhan Bank	3.19	￦	—	30,000
	Shinhan Bank	2.27		—	30,000
	Shinhan Bank(*1)	6M Financial I (bank) + 1.60		15,000	15,000
	KEB Hana Bank(*2)	3M CD + 1.75		5,000	5,000
	Woori Bank	7.50		603 (VND12,068,234)	—

			￦	20,603	80,000

(*1)	As of December 31, 2019, 6M Financial I (bank) rate is 1.52%.

(*2)	As of December 31, 2019, 3M CD rate is 1.53%.

(2)	Long-term borrowings as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2019		December 31, 2018
KEB Hana Bank(*1)	3.51	Feb. 28, 2020		—	40,000
Korea Development Bank(*2)	3M CD + 0.60	Jul. 30, 2019		—	9,750
Korea Development Bank(*2)	3M CD + 0.60	Jul. 30, 2019		—	2,500
Korea Development Bank(*2,3)	3M CD + 0.61	Dec. 20, 2021		24,500	36,750
Korea Development Bank(*2,4)	3M CD + 0.71	Dec. 21, 2022		37,500	50,000
Credit Agricole CIB(*2,5)	3M CD + 0.82	Dec. 14, 2023		50,000	50,000
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	1,750,000
KDB Capital and others	7.20	Sept. 30, 2023		150,000	150,000
Export Kreditnamnden(*6)	1.70	Apr. 29, 2022		33,266 (USD28,732)	45,007 (USD40,253)

				2,045,266	2,134,007
Less present value discount				(22,729)	(29,011)

				2,022,537	2,104,996
Less current installments				(50,388)	(89,631)

			￦	1,972,149	2,015,365

(*1)	The long-term borrowings were repaid before maturity during the year ended December 31, 2019.

(*2)	As of December 31, 2019, 3M CD rate is 1.53%.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.

(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.

(*5)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.

(*6)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Debentures as of December 31, 2019 and 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds	Operating fund	2021	4.22	￦	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		—	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		—	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		—	61,813
Unsecured corporate bonds	Refinancing fund	2019	2.53		—	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		—	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		—	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	110,000
Unsecured corporate bonds		2023	2.81		100,000	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	100,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019	December 31, 2018
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	—
Unsecured corporate bonds		2024	2.09	120,000	—
Unsecured corporate bonds		2029	2.19	50,000	—
Unsecured corporate bonds	Operating fund	2039	2.23	50,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	—
Unsecured corporate bonds		2024	1.49	60,000	—
Unsecured corporate bonds		2029	1.50	120,000	—
Unsecured corporate bonds		2039	1.52	50,000	—
Unsecured corporate bonds		2049	1.56	50,000	—
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	—
Unsecured corporate bonds		2024	1.76	70,000	—
Unsecured corporate bonds		2029	1.79	40,000	—
Unsecured corporate bonds		2039	1.81	60,000	—
Unsecured corporate bonds(*2)	Operating fund	2019	3.49	—	210,000
Unsecured corporate bonds(*2)		2019	2.76	—	130,000
Unsecured corporate bonds(*2)		2020	2.49	160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43	140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18	130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58	—	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77	120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*2)	Refinancing fund	2020	2.34	30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59	70,000	70,000
Unsecured corporate bonds(*2)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.00	50,000	—
Unsecured corporate bonds(*2)		2024	2.09	160,000	—
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	1.71	80,000	—
Unsecured corporate bonds(*2)		2024	1.71	100,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2019		December 31, 2018
Unsecured corporate bonds(*2)		2026	1.86		50,000	—
Convertible bonds(*3)	Operating fund	2019	1.00		—	5,479
Private placement corporate bonds	Operating fund	2023	—		6,292	—
Private placement corporate bonds	Operating fund	2023	—		6,222	—
Unsecured global bonds	Operating fund	2027	6.63		463,120 (USD400,000)	447,240 (USD400,000)
Unsecured global bonds		2023	3.75		578,900 (USD500,000)	559,050 (USD500,000)
Unsecured global bonds(*2)	Refinancing fund	2023	3.88		347,340 (USD300,000)	335,430 (USD300,000)
Floating rate notes(*4)	Operating fund	2020	3M LIBOR + 0.88		347,340 (USD300,000)	335,430 (USD300,000)

					8,249,214	7,494,442
Less discounts on bonds					(28,381)	(27,590)

					8,220,833	7,466,852
Less current installments of bonds					(966,939)	(894,641)

				￦	7,253,894	6,572,211

(*1)	The debenture was repaid before maturity during the year ended December 31, 2019.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.

(*3)	Convertible bonds were issued by DREAMUS COMPANY (formerly, IRIVER LIMITED).

(*4)	As of December 31, 2019, 3M LIBOR rate is 1.91%.

18.	Long-term Payables — other

(1)	Long-term payables — other as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Payables related to acquisition of frequency usage rights	￦	1,544,699	1,939,082
Other		5,468	29,702

	￦	1,550,167	1,968,784

(2)	As of December 31, 2019 and 2018, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
	December 31, 2019		December 31, 2018
Long-term payables — other	￦	2,051,389	2,476,738
Present value discount on long-term payables — other		(82,851)	(113,772)
Current installments of long-term payables — other		(423,839)	(423,884)

Carrying amount at December 31	￦	1,544,699	1,939,082

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)

The principal amount of the long-term payables — other repaid during the year ended December 31, 2019 is ￦425,349 million. The repayment schedule of the principal amount of long-term payables — other related to acquisition of frequency usage rights as of December 31, 2019 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	425,349
1~3 years		647,589
3~5 years		413,385
More than 5 years		565,066

	￦	2,051,389

19.	Provisions

Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration(*1)	￦	77,741	7,811	(3,409)	(1,711)	115	40	80,587	51,517	29,070
Emission allowance(*2)		2,238	5,037	(1,086)	(932)	—	—	5,257	5,257	—
Other provisions(*3)		107,229	7,609	(45,260)	(163)	(12,030)	—	57,385	32,672	24,713

	￦	187,208	20,457	(49,755)	(2,806)	(11,915)	40	143,229	89,446	53,783

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting IFRS 15	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	3,874	—	—	(1,075)	(2,799)	—	—	—	—	—
Provision for restoration(*1)		73,267	—	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance(*2)		4,650	—	2,228	(1,334)	(3,306)	—	—	2,238	2,238	—
Other provisions(*4)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	￦	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

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

For the years ended December 31, 2019, 2018 and 2017

(*2)

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(*3)	￦32,104 million of current provisions and ￦18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 37)

(*4)	￦36,844 million of current provisions and ￦57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

20. Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Present value of defined benefit obligations	￦	1,136,787	926,302
Fair value of plan assets		(965,654)	(816,699)

Defined benefit assets(*)		(1,125)	(31,926)

Defined benefit liabilities		172,258	141,529

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2) Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Discount rate for defined benefit obligations	1.77~3.04%	2.24~3.07%
Expected rate of salary increase	1.53~6.00%	3.42~5.61%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	For the year ended December 31
	2019		2018
Beginning balance	￦	926,302	679,625
Current service cost		171,197	143,725
Interest cost		23,685	23,131
Remeasurement
- Demographic assumption		19,344	(1,929)
- Financial assumption		56,265	30,519
- Adjustment based on experience		14,363	16,085
Benefit paid		(84,098)	(63,957)
Business combinations		3,653	104,251
Others(*)		6,076	(5,148)

Ending balance	￦	1,136,787	926,302

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2019 and 2018.

(4)	Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	For the year ended December 31
	2019		2018
Beginning balance	￦	816,699	663,617
Interest income		19,717	19,134
Remeasurement		(5,366)	(7,659)
Contributions		204,186	166,624
Benefit paid		(73,396)	(43,549)
Business combinations		3,207	21,417
Others		607	(2,885)

Ending balance	￦	965,654	816,699

The Group expects to contribute ￦180,461 million to the defined benefit plans in 2020.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31,
	2019		2018	2017
Current service cost	￦	171,197	143,725	125,526
Net interest cost		3,968	3,997	2,170

	￦	175,165	147,722	127,696

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(6)	Details of plan assets as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Equity instruments	￦	29,489	60,828
Debt instruments		207,504	144,272
Short-term financial instruments, etc.		728,661	611,599

	￦	965,654	816,699

(7)	As of December 31, 2019, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(47,013)	54,248
Expected salary increase rate		53,864	(47,325)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2019 is 9.52 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 28,732)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022

Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Credit Agricole CIB	Mar. 19, 2019 ~ Dec. 14, 2023

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center during the year ended December 31, 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ￦70,000 million with beneficiary certificates as underlying assets during the year ended December 31, 2017 and an additional ￦200,000 million Total Return Swap (TRS) contract with Sgasan Co., Ltd. during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd., Msgadi Co., Ltd. and Sgasan Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

Also in 2019, SK Broadband Co., Ltd. entered into leasing contract with Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 which develops and leases real estate, for developing the Internet Data Center. With respect to financing the development of the property, Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62 financed the purchase of bonds by issuing beneficiary certificates to Sgumi Co., Ltd. and Sori Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sgasan Co., Ltd., Sgumi Co., Ltd. and Sori Co., Ltd. entered into a Total Return Swap (TRS) contract amount to ￦64,000 million with beneficiary certificates as underlying assets during the year ended December 31, 2019. These two contracts expire in September 2024. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sgumi Co., Ltd. and Sori Co., Ltd.

(3)

As of December 31, 2019, details of fair values of the above derivatives recorded in current assets (Derivative financial assets), non-current assets (Long-term derivative financial assets) and non-current liabilities (Long-term derivative financial liabilities) are as follows:

(In millions of won and thousands of U.S. dollars)

Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	￦	26,253	—		26,253
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	43,851	—		43,851
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		55,350	—		55,350
Fixed-to-fixed cross currency swap (U.S dollar borrowing amounting to USD 28,732)		797	—		797
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		18,635	—		18,635
Settlement contract:
Others	￦	—	6,074		6,074

				￦	150,960

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 24,500)	￦	(85)	—		(85)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(424)	—		(424)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)		(534)	—		(534)

				￦	(1,043)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

22.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(note 23)		(1,696,997)	(1,979,475)
Share option(note 25)		1,302	1,007
Others(*2)		(612,470)	(681,094)

	￦	607,722	256,325

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2019 and 2018 and details of shares outstanding as of December 31, 2019 and 2018 are as follows:

(In shares)	2019			2018
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	7,609,263	73,136,448	80,745,711	8,875,883	71,869,828

23.	Treasury Shares

Treasury shares as of December 31, 2019 and 2018 are as follows:

(In millions of won, except for share data)
	December 31, 2019		December 31, 2018
Number of shares(*)		7,609,263	8,875,883
Acquisition cost	￦	1,696,997	1,979,475

(*)

The Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ￦300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ￦302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation (See note 11). The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. in 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

24.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2019		December 31, 2018
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	￦	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					￦	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.

(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

25.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	Series
	1-1	1-2	1-3	2	3(*)	4
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

	One Store Co., Ltd.	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY (Formerly, IRIVER LIMITED)
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	970,050	400,014	400,005	399,981
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

	Incross Co., Ltd.
	3	4	5	6	7
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares
Number of shares (in shares)	19,750	29,625	9,900	6,600	59,225
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073
Exercise period	Mar. 31, 2019 ~ Mar. 30, 2022	Mar. 7, 2020 ~ Mar. 6, 2023	Mar. 7, 2021 ~ Mar. 6, 2024	Mar. 7, 2022 ~ Mar. 6, 2025	Oct. 15, 2022 ~ Oct. 14, 2025
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of Life & Security Holdings Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	cash settlement				Issuance of new shares
Number of shares (in shares)	3,506	3,163	6,260	6,245	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st excercise : Applied to 50% of the granted shares and exercisible 6 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.				June. 1, 2022 ~ May. 31, 2025
2nd excercise: Applied to 25% of the granted shares and exercisible 12 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.
3rd excercise: Applied to 25% of the granted shares and exercisible 18 months after the listing (June. 30, 2023) of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*)	Parts of the grant of One Store Co., Ltd. and DREAMUS COMPANY(Formerly, IRIVER LIMITED) that have not met the vesting conditions have been forfeited during the years ended December 31, 2019 and 2018.

(2)	Share compensation expense recognized during the year ended December 31, 2019 and the remaining share compensation to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2018	￦	1,203
During the year ended December 31, 2019		2,073
In subsequent periods		4,498

	￦	7,774

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)
	Parent Company
	Series
	1-1	1-2	1-3	2	3	4
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310
Per share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111

(In won)
	One Store Co., Ltd.	DREAMUS COMPANY (Formerly, IRIVER LIMITED)
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per share fair value of the option	566	1,976	2,189	2,356

(In won)
	Incross Co., Ltd.					FSK L&S Co., Ltd.
	3	4	5	6	7
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	10,000
Per share fair value of the option	1,965	9,423	7,277	4,887	9,209	1,420

(In won)
	Life & Security Holdings Co., Ltd.
	1-1 and 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per share fair value of the option	144,513	145,878	162,219

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In won)
	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per share fair value of the option	123,004	125,792	141,861

(In won)
	Life & Security Holdings Co., Ltd.
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd., FSK L&S Co., Ltd. and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		11,531,138	10,531,138
Reserve for technology development		4,265,300	3,321,300

		15,818,758	13,874,758
Unappropriated		6,416,527	8,269,783

	￦	22,235,285	22,144,541

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2019 and 2018 are as follows:

(In millions of won)	December 31, 2019		December 31, 2018
Valuation loss on FVOCI	￦	(47,086)	(124)
Other comprehensive loss of investments in associates and joint ventures		(278,142)	(334,637)
Valuation loss on derivatives		(920)	(41,601)
Foreign currency translation differences for foreign operations		(3,428)	2,920

	￦	(329,576)	(373,442)

(2)	Changes in reserves for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at December 31, 2017	￦	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting IFRS 9		99,407	(168,211)	—	—	—	(68,804)

Balance at January 1, 2018	￦	99,407	—	(320,060)	(73,828)	(9,050)	(303,531)

Changes, net of taxes	￦	(99,531)	—	(14,577)	32,227	11,970	(69,911)
Balance at December 31, 2018		(124)	—	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	—	56,495	40,681	(6,348)	43,866

Balance at December 31, 2019	￦	(47,086)	—	(278,142)	(920)	(3,428)	(329,576)

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	￦	(124)	99,407
Amount recognized as other comprehensive loss during the year, net of taxes		(18,472)	(117,514)
Amount reclassified to retained earnings, net of taxes		(28,490)	17,983

Balance at December 31	￦	(47,086)	(124)

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019		2018
Balance at January 1	￦	(41,601)	(73,828)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		34,209	(11,301)
Amount reclassified to profit or loss, net of taxes		6,472	43,528

Balance at December 31	￦	(920)	(41,601)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

28.	Redeemable Convertible Preferred Stocks

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

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.

Redemption party	Eleven Street Co., Ltd.

Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption

Liquidation preference	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ￦18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

29.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	8,942	38,933	13,991
Others(*)		94,288	33,017	18,006

	￦	103,230	71,950	31,997

Other Operating Expenses:
Communication	￦	43,606	35,507	27,973
Utilities		320,474	297,049	299,825
Taxes and dues		44,761	37,290	27,819
Repair		358,758	353,321	333,101
Research and development		391,327	387,675	395,276
Training		35,004	35,574	32,853
Bad debt for accounts receivable — trade		28,841	38,211	34,584
Travel		30,746	27,910	24,095
Supplies and other		259,155	130,008	111,170
Loss on disposal of property and equipment and intangible assets		56,248	87,257	60,086
Impairment loss on other investment securities		1,670	3,157	9,003
Impairment loss on property and equipment and intangible assets		65,935	255,839	54,946
Donations		17,557	59,012	112,634
Bad debt for accounts receivable — other		5,802	7,718	5,793
Others(*)		65,015	26,876	101,589

	￦	1,724,899	1,782,404	1,630,747

(*)	See note 5 (2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Finance Income:
Interest income	￦	63,401	69,936	76,045
Gain on sale of accounts receivable — other		15,855	20,023	18,548
Dividends		10,011	35,143	12,416
Gain on foreign currency transactions		11,798	17,990	13,676
Gain on foreign currency translations		4,576	2,776	7,110
Gain on disposal of long-term investment securities		—	—	4,890
Gain on valuation of derivatives		2,499	6,532	223,943
Gain on settlement of derivatives		29,277	20,399	—
Gain relating to financial assets at FVTPL (*)		4,504	83,636	33
Gain relating to financial liabilities at FVTPL		56	—	—
Reversal of impairment loss on available-for- sale financial assets		—	—	9,900

	￦	141,977	256,435	366,561

Finance Costs:
Interest expense	￦	397,890	307,319	299,100
Loss on sale of accounts receivable — other		5,823	—	9,682
Loss on foreign currency transactions		12,660	38,920	19,263
Loss on foreign currency translations		4,948	2,397	8,419
Loss on disposal of long-term investment securities		—	—	36,024
Loss on settlement of derivatives		641	12,554	10,031
Loss relating to financial liabilities at FVTPL		43	1,535	678
Loss relating to financial assets at FVTPL		7,753	22,507	—
Impairment loss on long-term investment securities		—	—	14,519
Other finance costs		—	—	35,900

	￦	429,758	385,232	433,616

(*)

Gain relating to financial assets at FVTPL for the year ended December 31, 2018 includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ￦58,000 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)	Details of interest income included in finance income for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)	2019		2018	2017
Interest income on cash equivalents and short-term financial instruments	￦	29,854	33,808	28,130
Interest income on loans and others		33,547	36,128	47,915

	￦	63,401	69,936	76,045

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)	2019		2018	2017
Interest expense on borrowings	￦	104,991	10,796	11,774
Interest expense on debentures		224,765	222,195	228,568
Others		68,134	74,328	58,758

	￦	397,890	307,319	299,100

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2019, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 35.

1)    Finance income and costs

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	56,953	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost		74,941	17,488

		141,818	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	398,009
Derivatives designated as hedging instrument		—	641

		159	398,693

	￦	141,977	429,758

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities at amortized cost		419	328,618
Derivatives designated as hedging instrument		—	12,554

		419	342,707

	￦	256,435	385,232

(In millions of won)
	2017
	Finance income		Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	223,976	—
Available-for-sale financial assets		30,598	86,445
Loans and receivables		111,677	37,040

		366,251	123,485

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities at amortized cost		310	299,422
Derivatives designated as hedging instrument		—	10,031

		310	310,131

	￦	366,561	433,616

2)    Other comprehensive income (loss)

(In millions of won)
	2019		2018	2017
Financial Assets:
Financial assets at FVOCI	￦	(17,943)	(130,035)	—
Available-for-sale financial assets		—	—	158,440
Derivatives designated as hedging instrument		41,305	17,180	1,554

		23,362	(112,855)	159,994

Financial Liabilities:
Derivatives designated as hedging instrument		(624)	15,047	21,032

	￦	22,738	(97,808)	181,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(5)	Details of impairment losses for financial assets for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Available-for-sale financial assets(*)	￦	—	—	14,519
Accounts receivable — trade		28,841	38,211	34,584
Other receivables		5,802	7,718	5,793

	￦	34,643	45,929	54,896

(*)	This is included in other finance costs. (See note 30 (1))

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2019, 2018 and 2017 consist of the following:

(In millions of won)
	2019		2018	2017
Current tax expense:
Current year	￦	105,859	362,265	424,773
Current tax of prior years(*)		(6,963)	(22,575)	(105,158)

		98,896	339,690	319,615

Deferred tax expense:
Changes in net deferred tax assets		201,817	504,288	426,039

Income tax expense	￦	300,713	843,978	745,654

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2019, 2018 and 2017 is attributable to the following:

(In millions of won)
	2019		2018	2017
Income taxes at statutory income tax rate	￦	309,368	1,083,029	823,124
Non-taxable income		(92,666)	(19,450)	(40,080)
Non-deductible expenses		14,630	26,724	31,285
Tax credit and tax reduction		(32,877)	(17,580)	(34,300)
Changes in unrecognized deferred taxes		83,940	(177,902)	31,857
Changes in tax rate		4,040	(3,983)	43,977
Income tax refund and other		14,278	(46,860)	(110,209)

Income tax expense	￦	300,713	843,978	745,654

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Valuation gain on financial assets measured at fair value	￦	2,983	41,461	—
Valuation loss on available-for-sale financial assets		—	—	(55,883)
Share of other comprehensive income (loss) of associates		2,279	278	(260)
Valuation loss on derivatives		(16,083)	(9,223)	(3,019)
Remeasurement of defined benefit liabilities		22,733	10,843	1,618

	￦	11,912	43,359	(57,544)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	102,276	—	(13,698)	—	335	88,913
Accrued interest income		(2,713)	—	691	—	(17)	(2,039)
Financial assets measured at fair value		79,757	—	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	—	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(420,061)	—	44,051	—	(3)	(376,013)
Provisions		2,494	—	49	—	—	2,543
Retirement benefit obligation		84,034	—	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	—	2,175	(16,083)	—	17,507
Gain or loss on foreign currency translation		21,948	—	57	—	—	22,005
Incremental costs to acquire a contract		(640,840)	—	(188,215)	—	—	(829,055)
Contract assets and liabilities		(26,458)	—	(1,572)	—	—	(28,030)
Right-of-use assets		—	(165,762)	(8,755)	—	—	(174,517)
Lease liabilities		—	168,423	10,930	—	—	179,353
Others		32,551	6,698	17,077	—	6	56,332

		(2,315,684)	9,359	(163,976)	11,912	635	(2,457,754)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	—	(31,763)	—	—	91,136
Tax credit		15,458	—	(6,078)	—	—	9,380
		138,357	—	(37,841)	—	—	100,516

	￦	(2,177,327)	9,359	(201,817)	11,912	635	(2,357,238)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Loss allowance	￦	96,006	98,205
Investments in subsidiaries, associates and joint ventures		(128,339)	(233,234)
Other temporary differences		145,692	189,604
Unused tax loss carryforwards		1,023,907	849,850
Unused tax credit carryforwards		1,192	3,705

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2019 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	108,703	258
1 ~ 2 years		152,361	316
2 ~ 3 years		80,363	388
More than 3 years		682,480	230

	￦	1,023,907	1,192

32. Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2019, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)
	2019		2018	2017
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	889,907	3,127,887	2,599,829
Interest on hybrid bonds		(14,766)	(15,803)	(16,840)

Profit attributable to owners of the Parent Company on common shares		875,141	3,112,084	2,582,989
Weighted average number of common shares outstanding		72,064,159	70,622,976	70,609,160

Basic earnings per share (in won)	￦	12,144	44,066	36,582

2)	The weighted average number of common shares outstanding for the years ended December 31, 2019, 2018 and 2017 are calculated as follows:

(In shares)
	2019
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(8,875,883)	71,869,828	365/365	71,869,828
Disposal of treasury shares	—	1,266,620	1,266,620	56/365	194,331

					72,064,159

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In shares)
	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)
2017
Number of common shares
Issued shares at January 1	80,745,711
Treasury shares at January 1	(10,136,551)

70,609,160

(2)    Diluted earnings per share

For the years ended December 31, 2019, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

33. Dividends

(1)    Details of dividends declared

Details of dividend declared for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2019	Cash dividends (Interim)	71,869,828	500	200%	￦	71,870
	Cash dividends (Year-end)	73,136,448	500	1,800%		658,228

					￦	730,098

2018	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	71,869,828	500	1,800%		646,828

					￦	717,437

2017	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)    Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2019	Cash dividends	10,000	238,000	4.20%
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%

34. Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable — trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,131,342	—	1,663,567
Derivative financial assets		6,074	—	—	—	144,886	150,960

	￦	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)	The Group designated ￦710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable — trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	￦	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ￦542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)	Financial liabilities by category as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable — trade	￦	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities		712,740	—	712,740
Accounts payable — other and others		6,563,030	—	6,563,030

	￦	17,978,040	1,043	17,979,083

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable — other and others		—	6,762,782	—	6,762,782

	￦	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives. The debenture has been repaid during the year ended December 31, 2019 before its maturity.

35. Financial Risk Management

(1) Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable — trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

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

For the years ended December 31, 2019, 2018 and 2017

which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2019 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,137	￦	143,726	1,588,591	￦	1,839,271
EUR	414		537	110		142
JPY	800,440		8,512	261,255		2,778
Others	—		5,299	—		1,669

		￦	158,074		￦	1,843,860

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 21)

As of December 31, 2019, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	6,228	(6,228)
EUR		40	(40)
JPY		573	(573)
Others		363	(363)

	￦	7,204	(7,204)

(ii)     Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2019, the floating-rate borrowings and bonds of the Group are ￦132,000 million and ￦347,340 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 21, for the most of floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ￦200 million in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of shareholder’s equity by the same amount.

As of December 31, 2019, the floating-rate long-term payables – other are ￦2,051,389 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2019 would change by ￦ 20,514 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

2)	Credit risk

The maximum credit exposure as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Cash and cash equivalents	￦	1,270,572	1,506,432
Financial instruments		831,637	1,046,897
Investment securities		13,548	11,672
Accounts receivable — trade		2,247,895	2,019,933
Loans and other receivables		1,663,567	1,621,938
Derivative financial assets		150,960	55,457

	￦	6,178,179	6,262,329

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

(i) Accounts receivable — trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2019 are included in note 7.

(ii) Debt investments

The credit risk arises from debt investments included in ￦831,637 million of financial instruments, ￦13,548 million of investment securities and ￦1,663,567 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus, the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2019 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired
Gross amount	￦	541,146	4,627	1,887,321	49,360	123,196
Loss allowance		—	—	(4,241)	(8,704)	(83,953)

Carrying amount	￦	541,146	4,627	1,883,080	40,656	39,243

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

Changes in the loss allowance for the debt investments during the year ended December 31, 2019 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired	Total
January 1, 2019	￦	3,305	10,760	101,823	115,888
Remeasurement of loss allowance, net		1,316	1,334	3,942	6,592
Transfer to lifetime ECL — not credit impaired		(380)	380	—	—
Transfer to lifetime ECL — credit impaired		—	(2,790)	2,790	—
Amounts written off		—	(1,515)	(32,165)	(33,680)
Recovery of amounts written off		—	—	7,563	7,563
Business combinations		—	535	—	535

December 31, 2019	￦	4,241	8,704	83,953	96,898

(iii) Cash and cash equivalents

The Group has ￦1,270,572 million of cash and cash equivalents with banks and financial institutions above specific credit ratings as of December 31, 2019. (￦1,506,432 million as of December 31, 2018).

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

Contractual maturities of financial liabilities as of December 31, 2019 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	438,297	438,297	438,297	—	—
Borrowings(*)		2,043,140	2,412,647	159,416	2,253,231	—
Debentures(*)		8,220,833	9,493,178	1,184,309	5,237,357	3,071,512
Lease liabilities		712,740	757,871	315,793	335,727	106,351
Accounts payable — other and others(*)		6,563,030	6,704,379	5,005,857	1,124,389	574,133

	￦	17,978,040	19,806,372	7,103,672	8,950,704	3,751,996

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

As of December 31, 2019, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	144,886	147,386	44,872	103,142	(628)
Liabilities		(1,043)	(1,043)	—	(1,043)	—

	￦	143,843	146,343	44,872	102,099	(628)

(2)	Capital management

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

Debt-equity ratio as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019		December 31, 2018
Total liabilities	￦	21,788,084	20,019,861
Total equity		22,823,536	22,349,250

Debt-equity ratios		95.46%	89.58%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)
	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	￦	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	￦	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables — other		1,974,006	—	2,008,493	—	2,008,493

	￦	12,237,979	—	12,913,938	—	12,913,938

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)
	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	￦	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	￦	61,813	—	61,813	—	61,813
Derivatives hedging instruments		4,184	—	4,184	—	4,184

	￦	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables — other		2,393,027	—	2,469,653	—	2,469,653

	￦	11,983,062	—	12,716,968	—	12,716,968

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

Interest rates used by the Group for the fair value measurement as of December 31, 2019 are as follows:

Interest rate
Derivative instruments	1.68% ~ 1.89%
Borrowings and debentures	1.65% ~ 2.41%
Long-term payables — other	1.59% ~ 1.90%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2019. The changes of financial assets classified as Level 3 for the year ended December 31, 2019 are as follows:

(In millions of won)
	Balance at January 1, 2019		Loss for the period	OCI	Acquisition	Disposal	Transfer	Balance at December 31, 2019
FVTPL	￦	124,374	(5,417)	2,345	58,361	(9,264)	7,991	178,390
FVOCI		250,718	—	(7,716)	92,445	(6,306)	(21,893)	307,248

	￦	375,092	(5,417)	(5,371)	150,806	(15,570)	(13,902)	485,638

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2019 and 2018 are as follows:

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable — trade and others	￦	102,241	(100,895)	1,346	—	1,346

Financial liabilities:
Accounts payable — other and others	￦	100,895	(100,895)	—	—	—

(In millions of won)
	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	1,867	—	1,867	(1,107)	760
Accounts receivable — trade and others		95,990	(95,920)	70	—	70

	￦	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	￦	1,107	—	1,107	(1,107)	—
Accounts payable — other and others		95,920	(95,920)	—	—	—

	￦	97,027	(95,920)	1,107	(1,107)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

36.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 44 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2) Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Salaries	￦	5,969	4,488	2,169
Defined benefits plan expenses		1,237	920	258
Share option		325	548	414

	￦	7,531	5,956	2,841

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(3)	Transactions with related parties for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	￦	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc.(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical InternationalTrading (Shanghai) Co., Ltd.		14,535	131	—
	Others		90,307	105,569	109,189

			265,805	1,321,218	788,955

		￦	614,169	2,026,419	884,838

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ￦216,241 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include ￦219,150 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.

(*4)	Operating revenue and others include ￦11,955 million of dividends declared by Korea IT Fund, UniSK and KIF-Stonebridge IT Investment Fund which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ￦1,043,902 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc.(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		￦	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.

(*3)	Operating revenue and others include ￦146,100 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.

(*4)	Operating revenue and others include ￦4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investments in associates.

(*5)

Operating revenue and others include ￦68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd.

(*6)	Operating expenses and others include costs for handset purchases amounting to ￦1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc.(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK Infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC Infra Service Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

		￦	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Operating revenue and others include ￦87,660 million of dividends declared by SK hynix Inc. which was deducted from the investments in associates.

(*3)	Operating revenue and others include ￦6,597 million of dividends received from the Korea IT Fund and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)	Account balances with related parties as of December 31, 2019 and 2018 are as follows:

(In millions of won)
		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc	Accounts payable — other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	7,941	87,519
Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	48
	Wave City Development Co., Ltd.		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,653

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	22,673
	SK Networks. Co., Ltd.		—	3,469	85,421
	SK Networks Services Co., Ltd.		—	—	10,820
	SK Telesys Co., Ltd.		—	30	16,319
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,886
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	22,529	40,073

			—	50,121	378,679

		￦	22,351	119,971	482,851

(*)	As of December 31, 2019, the Parent Company recognized full allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc	Accounts payable — other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	5,987	139,260
Associates	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Others	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks. Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		￦	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)	SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.

(6)	SK Telink Co., Ltd., a subsidiary of the Parent Company is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(7)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2019 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

37.	Commitments and Contingencies

(1)    Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦4,013 million as of December 31, 2019.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ￦1,900,000 million as of December 31, 2019.

(2)    Legal claims and litigations

As of December 31, 2019 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to IAS 37, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ￦32,104 million and ￦18,018 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2019.

(3)    Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ￦646,837 million as of December 31, 2019 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable — other and long-term accounts receivable — other.

(4) On April 26, 2019, the board of directors of SK Broadband Co., Ltd., a subsidiary of the Parent Company resolved to approve SK Broadband Co., Ltd.’s merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. SK Broadband Co., Ltd. will merge Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. which are planned to be merged and dissolved on the date of merger expected to be April 30, 2020. The Group obtained a conditional approval from regulatory authorities on January 21, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Interest income	￦	(63,401)	(69,936)	(76,045)
Dividends		(10,011)	(35,143)	(12,416)
Gain on foreign currency translations		(4,576)	(2,776)	(7,110)
Gain on disposal of long-term investment securities		—	—	(4,890)
Gain on valuation of derivatives		(2,499)	(6,532)	(223,943)
Gain on settlement of derivatives		(29,277)	(20,399)	—
Gain relating to investments in subsidiaries, associates and joint ventures, net		(449,543)	(3,270,912)	(2,245,732)
Gain on sale of accounts receivable — other		(15,855)	(20,023)	(18,548)
Gain on disposal of property and equipment and intangible assets		(8,942)	(38,933)	(13,991)
Gain on business transfer		(69,522)	—	—
Gain relating to financial assets at FVTPL		(4,504)	(83,636)	(33)
Gain relating to financial liabilities at FVTPL		(56)	—	—
Reversal of impairment loss on available-for-sale financial assets		—	—	(9,900)
Other income		(1,890)	(952)	(1,129)
Interest expense		397,890	307,319	299,100
Loss on foreign currency translations		4,948	2,397	8,419
Loss on disposal of long-term investment securities		—	—	36,024
Other finance costs		—	—	14,519
Loss on sale of accounts receivable — other		5,823	—	9,682
Loss on settlement of derivatives		641	12,554	10,031
Income tax expense		300,713	843,978	745,654
Expense related to defined benefit plan		175,165	147,722	127,696
Share option		2,073	789	414
Depreciation and amortization		3,935,841	3,284,339	3,247,519
Bad debt expense		28,841	38,211	34,584
Loss on disposal of property and equipment and intangible assets		56,248	87,257	60,086
Impairment loss on property and equipment and intangible assets		65,935	255,839	54,946
Loss relating to financial liabilities at FVTPL		43	1,535	678
Loss relating to financial assets at FVTPL		7,753	22,507	—
Bad debt for accounts receivable — other		5,802	7,718	5,793
Loss on impairment of investment assets		1,670	3,157	9,003
Other expenses		21,727	102,839	46,353

	￦	4,351,037	1,568,919	2,096,764

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Accounts receivable — trade	￦	(211,712)	175,841	46,144
Accounts receivable — other		48,399	319,913	(159,960)
Accrued income		151	—	14
Advanced payments		(12,204)	13,393	(1,269)
Prepaid expenses		(660,891)	(3,597)	(28,362)
Inventories		115,893	(13,429)	(17,958)
Long-term accounts receivable — other		(56,216)	11,064	(137,979)
Guarantee deposits		6,392	(258)	14,696
Contract assets		(68,805)	9,161	—
Accounts payable — trade		(23,607)	(58,487)	(26,151)
Accounts payable — other		167,595	(271,128)	134,542
Advanced receipts		—	—	(13,470)
Contract liabilities		33,574	11,328	—
Withholdings		(31,545)	129,492	(13,041)
Deposits received		(3,112)	(333)	(4,916)
Accrued expenses		117,367	(102,246)	116,065
Unearned revenue		—	—	(339)
Provisions		(37,134)	(4,298)	(20,488)
Long-term provisions		(1,699)	1,193	(2,449)
Plan assets		(130,790)	(123,075)	(95,828)
Retirement benefit payment		(84,098)	(63,957)	(60,883)
Others		(3,893)	(4,628)	10,164

	￦	(836,335)	25,949	(261,468)

(3)	Significant non-cash transactions for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Increase in accounts payable — other relating to acquisition of property and equipment and intangible assets	￦	438,622	1,162,301	44,214
Increase of right-of-use assets		618,811	—	—
Investment in subsidiary from comprehensive stock exchange		—	129,595	—
Contribution in kind for investments		78,900	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won)
	2019
	December 31, 2018		Impact of adopting IFRS 16	January 1, 2019	Cash flows		Non-cash transactions
							Exchange rate changes	Fair value changes	Business combinations	Other changes	December 31, 2019
Total liabilities from financing activities:
Short-term borrowings	￦	80,000	—	80,000		(59,860)	(2)	—	465	—	20,603
Long-term borrowings		2,104,996	—	2,104,996		(89,882)	1,129	—	—	6,294	2,022,537
Debentures		7,466,852	—	7,466,852		693,444	59,157	223	—	1,157	8,220,833
Lease liabilities		—	663,827	663,827		(393,398)	—	—	955	441,356	712,740
Long-term payables — other		2,393,027	—	2,393,027		(428,153)	(84)	—	—	6,819	1,971,609
Derivative financial liabilities		4,184	—	4,184		626	83	(3,850)	—	—	1,043
Derivative financial assets		(55,457)	—	(55,457)		11,800	—	(98,958)	—	(2,271)	(144,886)

	￦	11,993,602	663,827	12,657,429		(265,423)	60,283	(102,585)	1,420	453,355	12,804,479
Other cash flows from financing activities:
Payments of cash dividends					￦	(718,698)
Payments of interest on hybrid bonds						(14,766)
Disposal of treasury shares						300,000
Cash inflow from transactions with the non-controlling shareholders						101,398
Cash outflow from transactions with the non-controlling shareholders						(39,345)

						(371,411)

					￦	(636,834)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2019, 2018 and 2017

(In millions of won)
	2018
	January 1, 2018		Cash flows		Non-cash transactions
					Exchange rate changes	Fair value changes	Business combinations	Other changes	December 31, 2018
Total liabilities from financing activities:
Short-term borrowings	￦	130,000		(87,701)	—	—	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	—	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	—	1,560	7,466,852
Long-term payables – other		1,641,081		(305,644)	—	—	—	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	—	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	—	217,605	(55,457)

	￦	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602

Other cash flows from financing activities:
Payments of cash dividends			￦	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)

				(300,014)

			￦	(238,313)

39.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2019, 2018 and 2017 are as follows:

(In millions of won)
	2019		2018	2017
Cash dividends received from consolidated subsidiaries	￦	287,549	61,985	—
Cash dividends received from associates		227,500	149,815	89,063

	￦	515,049	211,800	89,063

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

SK hynix, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries (the Group) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standards

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2019, the Group has changed its method for accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 27, 2020

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

	Note	2019		2018
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	2,306,070	2,349,319
Short-term financial instruments	5,6,7		298,350	523,579
Short-term investment assets	5,6		1,390,293	5,496,452
Trade receivables, net	5,6,8,34		4,261,674	6,319,994
Loans and other receivables, net	5,6,8,34		23,508	18,392
Inventories, net	9		5,295,835	4,422,733
Current tax assets	32		199,805	22,252
Other current assets	10		682,037	741,425
Other financial assets	5,6,7		30	—

			14,457,602	19,894,146

Non-current assets
Investments in associates and joint ventures	11		768,767	562,194
Long-term trade receivables	5,6,8		44,775	—
Long-term investment assets	5,6,12		4,381,812	4,325,550
Loans and other receivables, net	5,6,8,34		109,079	68,514
Other financial assets	5,6,7		901	310
Property, plant and equipment, net	13,16,35		39,949,940	34,952,617
Right-of-use assets, net	3,14		1,250,576	—
Intangible assets, net	15		2,571,049	2,678,770
Investment property, net	13,16		258	1,400
Deferred tax assets	22,32		670,866	544,016
Employee benefit assets, net	21		3,406	5,164
Other non-current assets	10,35		580,463	625,654

			50,331,892	43,764,189

Total assets		￦	64,789,494	63,658,335

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2019 and 2018

	Note	2019		2018
	(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6,34	￦	1,042,542	1,096,380
Other payables	5,6,34		2,367,673	3,681,933
Other non-trade payables	5,6,16,34		1,257,895	1,879,520
Borrowings	5,6,17,35		2,737,770	1,614,303
Provisions	20		10,701	56,208
Current tax liabilities	32		89,217	4,555,670
Lease liabilities	3,5,6,14		205,238	—
Other current liabilities	19		162,997	147,838

			7,874,033	13,031,852

Non-current liabilities
Other non-trade payables	5,6,17		18,266	15,231
Borrowings	5,6,18,35		7,785,736	3,667,634
Defined benefit liabilities, net	21		53,624	5,387
Deferred tax liabilities	22		15,743	6,597
Lease liabilities	3,5,6,14		995,592	—
Other financial liabilities	5,6,23		15,532	—
Other non-current liabilities	19		87,773	79,303

			8,972,266	3,774,152

Total liabilities			16,846,299	16,806,004

Equity
Equity attributable to owners of the Parent Company
Capital stock	1,24		3,657,652	3,657,652
Capital surplus	24		4,143,736	4,143,736
Other equity	24,37		(2,504,713)	(2,506,451)
Accumulated other comprehensive loss	25		(298,935)	(482,819)
Retained earnings	26		42,930,675	42,033,601

Total equity attributable to owners of the Parent Company			47,928,415	46,845,719
Non-controlling interests			14,780	6,612

Total equity			47,943,195	46,852,331

Total liabilities and equity		￦	64,789,494	63,658,335

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

	Note	2019		2018	2017
		(In millions of won, except per share information)
Revenue	4,27,34	￦	26,990,733	40,445,066	30,109,434
Cost of sales	29,34		18,825,275	15,180,838	12,701,843

Gross profit			8,165,458	25,264,228	17,407,591
Selling and administrative expenses	28,29		(5,452,740)	(4,420,478)	(3,686,265)
Finance income	5,30		1,247,640	1,691,955	996,468
Finance expenses	5,30		(1,514,869)	(1,142,134)	(1,249,617)
Share of profit of equity-accounted investees	11		22,633	13,007	12,367
Other income	31		88,179	112,810	77,882
Other expenses	31		(113,575)	(178,358)	(118,860)

Profit before income tax			2,442,726	21,341,030	13,439,566
Income tax expense	32		426,335	5,801,046	2,797,347

Profit for the year			2,016,391	15,539,984	10,642,219

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	21		(90,211)	(77,029)	2,762
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax	25		150,037	7,534	(387,683)
Loss on valuation of long-term investment asset, net of tax			—	—	(10,735)
Gain on valuation of derivatives, net of tax	5,23,25		12,753	—	—
Equity-accounted investees – share of other comprehensive income (loss), net of tax	11,25		21,444	2,276	(26,386)

Other comprehensive income (loss) for the year, net of tax			94,023	(67,219)	(422,042)

Total comprehensive income for the year		￦	2,110,414	15,472,765	10,220,177

Profit or loss attributable to:
Owners of the Parent Company		￦	2,013,288	15,540,111	10,641,512
Non-controlling interests			3,103	(127)	707
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			2,106,961	15,471,792	10,221,113
Non-controlling interests			3,453	973	(936)
Earnings per share
Basic earnings per share (in won)	33		2,943	22,255	15,073
Diluted earnings per share (in won)	33		2,943	22,252	15,072

See accompanying notes to the consolidated financial statements

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2017	￦	3,657,652	4,143,736	(771,913)	(79,103)	17,066,583	24,016,955	6,575	24,023,530
Total comprehensive income
Profit for the year		—	—	—	—	10,641,512	10,641,512	707	10,642,219
Other comprehensive income (loss)		—	—	—	(423,161)	2,762	(420,399)	(1,643)	(422,042)

Total comprehensive income		—	—	—	(423,161)	10,644,274	10,221,113	(936)	10,220,177

Transactions with owners of the Parent Company
Dividends paid		—	—	—	—	(423,601)	(423,601)	—	(423,601)
Share-based payment transactions		—	—	813	—	—	813	—	813

Total transactions with owners of the Parent Company		—	—	813	—	(423,601)	(422,788)	—	(422,788)

Balance at December 31, 2017		3,657,652	4,143,736	(771,100)	(502,264)	27,287,256	33,815,280	5,639	33,820,919

Adjustments on initial application of IFRS 9, net of tax		—	—	—	10,735	(10,735)	—	—	—

Restated balance at January 1, 2018		3,657,652	4,143,736	(771,100)	(491,529)	27,276,521	33,815,280	5,639	33,820,919
Total comprehensive income
Profit for the year		—	—	—	—	15,540,111	15,540,111	(127)	15,539,984
Other comprehensive income (loss)		—	—	—	8,710	(77,029)	(68,319)	1,100	(67,219)

Total comprehensive income		—	—	—	8,710	15,463,082	15,471,792	973	15,472,765

Transactions with owners of the Parent Company
Acquisition of treasury shares		—	—	(1,736,514)	—	—	(1,736,514)	—	(1,736,514)
Dividends paid		—	—	—	—	(706,002)	(706,002)	—	(706,002)
Share-based payment transactions		—	—	1,163	—	—	1,163	—	1,163

Total transactions with owners of the Parent Company		—	—	(1,735,351)	—	(706,002)	(2,441,353)	—	(2,441,353)

Balance at December 31, 2018	￦	3,657,652	4,143,736	(2,506,451)	(482,819)	42,033,601	46,845,719	6,612	46,852,331

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity,  continued

For the years ended December 31, 2019, 2018 and 2017

	Attributable to owners of the Parent Company
	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2019	￦	3,657,652	4,143,736	(2,506,451)	(482,819)	42,033,601	46,845,719	6,612	46,852,331
Total comprehensive income
Profit for the year		—	—	—	—	2,013,288	2,013,288	3,103	2,016,391
Other comprehensive income (loss)		—	—	—	183,884	(90,211)	93,673	350	94,023

Total comprehensive income		—	—	—	183,884	1,923,077	2,106,961	3,453	2,110,414

Transactions with owners of the Parent Company
Increase of non-controlling interests		—	—	—	—	—	—	4,715	4,715
Dividends paid		—	—	—	—	(1,026,003)	(1,026,003)	—	(1,026,003)
Share-based payment transactions		—	—	1,738	—	—	1,738	—	1,738

Total transactions with owners of the Parent Company		—	—	1,738	—	(1,026,003)	(1,024,265)	4,715	(1,019,550)

Balance at December 31, 2019	￦	3,657,652	4,143,736	(2,504,713)	(298,935)	42,930,675	47,928,415	14,780	47,943,195

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

	Note	2019		2018	2017
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	36	￦	11,822,354	25,825,017	15,373,261
Interest received			30,543	81,323	41,680
Interest paid			(231,382)	(126,029)	(120,332)
Dividends received			14,891	15,258	14,841
Income tax paid			(5,153,218)	(3,568,370)	(618,836)

Net cash provided by operating activities			6,483,188	22,227,199	14,690,614

Cash flows from investing activities
Net change in short-term financial instruments			225,447	4,174,667	(2,776,527)
Net change in short-term investment assets			4,164,793	(4,519,395)	657,523
Decrease in other financial assets			—	116	308
Increase in other financial assets			(627)	(100)	(167)
Collection of loans and other receivables			13,057	21,824	18,437
Increase in loans and other receivables			(57,482)	(48,424)	(22,009)
Proceeds from disposal of long-term investment assets			4,316	7,118	3,431
Acquisition of long-term investment assets			(81,447)	(4,012,799)	(26,204)
Cash inflows from derivative transactions			—	—	902
Cash outflows from derivative transactions			—	—	(1,201)
Proceeds from disposal of property, plant and equipment			53,840	131,754	244,897
Acquisition of property, plant and equipment			(13,920,244)	(16,036,146)	(9,128,303)
Proceeds from disposal of intangible assets			183	2,532	3,249
Acquisition of intangible assets			(673,356)	(933,139)	(784,911)
Receipt of government grants			—	17,081	5,900
Acquisition of investments in associates			(176,954)	(200,508)	(114,487)
Acquisition of subsidiary, net of cash acquired			—	(33,330)	—
Net cash outflow from business combination			(2,462)	—	—

Net cash used in investing activities			(10,450,936)	(21,428,749)	(11,919,162)

Cash flows from financing activities
Proceeds from borrowings	36		9,833,882	3,125,721	782,330
Repayments of borrowings	36		(4,585,425)	(2,078,522)	(710,635)
Payments of lease liabilities	36		(323,953)	—	—
Acquisition of treasury shares			—	(1,736,514)	—
Dividends paid			(1,026,003)	(706,002)	(423,601)
Increase of non-controlling interests			4,715	—	—

Net cash provided by (used in) financing activities			3,903,216	(1,395,317)	(351,906)

Effect of movements in exchange rates on cash and cash equivalents			21,283	(3,805)	(83,341)

Net increase (decrease) in cash and cash equivalents			(43,249)	(600,672)	2,336,205
Cash and cash equivalents at beginning of the year			2,349,319	2,949,991	613,786

Cash and cash equivalents at end of the year		￦	2,306,070	2,349,319	2,949,991

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.    Reporting Entity

(1) General information about SK hynix, Inc. (the “Parent Company” or the “Company”) and its subsidiaries (collectively the “Group”) is as follows:

The Parent Company, incorporated in October 15, 1949, is engaged in the manufactures, distribution and sales of semiconductor products and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarters is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi and Chongqing, China.

As of December 31, 2019, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	74,571,776	10.24
Other investors	463,330,019	63.65
Treasury shares	44,000,570	6.04

	728,002,365	100.00

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

			Ownership (%)
Company	Location	Business	2019	2018
SK hyeng Inc.	Korea	Construction service	100.00	100.00
SK hystec Inc.	Korea	Business support service	100.00	100.00
Happymore Inc.	Korea	Manufacturing and cleaning cleanroom suits	100.00	100.00
SK hynix system ic Inc.	Korea	Semiconductor manufacturing and sales	100.00	100.00
HAPPYNARAE Co., Ltd.	Korea	Industrial material supply	100.00	100.00
SK hynix America Inc.	U.S.A.	Semiconductor sales	97.74	97.74
SK hynix Deutschland GmbH	Germany	Semiconductor sales	100.00	100.00
SK hynix Asia Pte. Ltd.	Singapore	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd.	Hong Kong	Semiconductor sales	100.00	100.00
SK hynix U.K. Ltd.	U.K.	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Taiwan Inc.	Taiwan	Semiconductor sales	100.00	100.00
SK hynix Japan Inc.	Japan	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor India Private Ltd.[1]	India	Semiconductor sales	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (China) Ltd.	China	Semiconductor manufacturing	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd.[2]	China	Semiconductor manufacturing	100.00	100.00
SK hynix Italy S.r.l	Italy	Semiconductor research and development	100.00	100.00
SK hynix memory solutions America Inc.	U.S.A.	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Taiwan Ltd.	Taiwan	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Eastern Europe LLC.	Belarus	Semiconductor research and development	100.00	100.00
SK APTECH Ltd.	Hong Kong	Overseas investment	100.00	100.00
SK hynix Ventures Hong Kong Limited	Hong Kong	Overseas investment	100.00	100.00
SK hynix (Wuxi) Investment Ltd.[3]	China	Overseas investment	100.00	100.00
SK hynix (Wuxi) Industry Development Ltd.[4]	China	Foreign hospital construction	100.00	100.00
SK hynix Happiness (Wuxi) Hospital Management Ltd.[4]	China	Foreign hospital operation	70.00	100.00
SK hynix system ic (Wuxi) Co., Ltd.[5]	China	Overseas Semiconductor manufacturing and sales	100.00	100.00
SK hynix cleaning (Wuxi) Ltd.[4]	China	Building maintenance	100.00	100.00
SUZHOU HAPPYNARAE Co., Ltd.[6]	China	Overseas industrial material supply	100.00	100.00
CHONGQING HAPPYNARAE Co., Ltd.[7]	China	Overseas industrial material supply	100.00	100.00

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.    Reporting Entity,  continued

			Ownership (%)
Company	Location	Business	2019	2018
SkyHigh Memory Limited[8]	Hong Kong	Overseas manufacturing and sales of semiconductor	60.00	—
SK hynix (Wuxi) Education Technology Co., Ltd.[9]	China	Education	100.00	—
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

[1]	Subsidiary of SK hynix Asia Pte. Ltd.

[2]	Subsidiary of SK APTECH Ltd.

[3]	Subsidiary of SK hynix Semiconductor (China) Ltd.

[4]	Subsidiary of SK hynix (Wuxi) Investment Ltd.

[5]	Subsidiary of SK hynix system ic Inc.

[6]	Subsidiary of HAPPYNARAE Co., Ltd.

[7]	Subsidiary of SUZHOU HAPPYNARAE Co., Ltd.

[8]	SkyHigh Memory Limited was established during the year ended December 31, 2019 and is a subsidiary of SK hynix system ic Inc.

[9]	SK hynix (Wuxi) Education Technology Co., Ltd. was established during the year ended December 31, 2019 and is a subsidiary of SK hynix (Wuxi) Investment Ltd.

(3) Changes in the consolidated subsidiaries for the year ended December 31, 2019 are as follows:

	Company	Description
Newly included	SkyHigh Memory Limited	Newly established
Newly included	SK hynix (Wuxi) Education Technology Co., Ltd.	Newly established

(4) Major subsidiaries’ summarized separate statements of financial position as of December 31, 2019 and 2018 are as follows:

	2019				2018
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix system ic Inc.	￦	666,171	130,880	535,291	550,323	92,989	457,334
SK hynix America Inc.		1,801,366	1,436,975	364,391	3,013,637	2,707,732	305,905
SK hynix Asia Pte. Ltd.		387,860	298,657	89,203	933,268	848,990	84,278
SK hynix Semiconductor Hong Kong Ltd.		195,262	44,405	150,857	347,109	204,622	142,487
SK hynix U.K. Ltd.		217,160	197,293	19,867	536,208	518,036	18,172
SK hynix Semiconductor Taiwan Inc.		247,671	219,056	28,615	449,054	427,498	21,556
SK hynix Japan Inc.		305,770	235,243	70,527	837,362	770,819	66,543
SK hynix (Wuxi) Semiconductor Sales Ltd.		1,646,998	1,510,156	136,842	535,819	492,934	42,885

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.    Reporting Entity,  continued

	2019				2018
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix Semiconductor (China) Ltd.	￦	9,605,890	4,937,517	4,668,373	6,390,490	2,158,715	4,231,775
SK hynix Semiconductor (Chongqing) Ltd.		837,339	309,283	528,056	540,284	124,451	415,833
HAPPYNARAE Co., Ltd.		186,079	136,257	49,822	185,177	143,517	41,660

(5) Major subsidiaries’ summarized separate statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix system ic Inc.	￦	661,511	76,614	77,957
SK hynix America Inc.		8,353,658	47,947	47,947
SK hynix Asia Pte. Ltd.		1,662,315	1,965	1,965
SK hynix Semiconductor Hong Kong Ltd.		1,579,680	2,493	2,493
SK hynix U.K. Ltd.		907,945	1,057	1,057
SK hynix Semiconductor Taiwan Inc.		1,455,320	8,127	8,127
SK hynix Japan Inc.		672,393	701	700
SK hynix (Wuxi) Semiconductor Sales Ltd.		10,882,152	94,768	94,768
SK hynix Semiconductor (China) Ltd.		3,177,415	18,551	18,551
SK hynix Semiconductor (Chongqing) Ltd.		477,849	39,102	39,102
HAPPYNARAE Co., Ltd.		1,107,524	8,473	8,162

	2018
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix system ic Inc.	￦	554,264	60,649	60,360
SK hynix America Inc.		14,296,762	30,800	30,800
SK hynix Asia Pte. Ltd.		3,531,313	3,999	3,999
SK hynix Semiconductor Hong Kong Ltd.		3,710,359	11,486	11,486
SK hynix U.K. Ltd.		1,517,706	1,005	1,005
SK hynix Semiconductor Taiwan Inc.		2,955,717	2,475	2,475
SK hynix Japan Inc.		1,084,079	(410)	(467)
SK hynix Semiconductor (Shanghai) Co., Ltd.		7,291,257	49,634	49,634
SK hynix (Wuxi) Semiconductor Sales Ltd.		4,832,879	43,163	43,163
SK hynix Semiconductor (China) Ltd.		2,518,849	84,089	84,089
SK hynix Semiconductor (Chongqing) Ltd.		406,839	27,125	27,125
HAPPYNARAE Co., Ltd.		1,094,778	12,117	11,942

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

1.    Reporting Entity,  continued

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

(6) There are no significant non-controlling interests to the Group as of December 31, 2019, 2018 and 2017.

2.     Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issuance by the board of directors on January 30, 2020.

This is the first set of the Group’s annual financial statements in which IFRS 16 ‘Leases’ has been applied. Changes to significant accounting policies are described in note 3-(26).

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

December 31, 2019, 2018 and 2017

2.     Basis of Preparation,  continued

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)    Judgments

Information about critical judgments in applying accounting policies that have the significant effect on the amounts recognized in the consolidated financial statements is included in the note for investments in associates and joint ventures.

(b)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the accompanying notes for net realizable value of inventories, impairment of development costs and goodwill, recognition and measurement of provisions, measurement of defined benefit obligations, recognition of deferred tax assets, and valuation of short and long- term investment assets.

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

Information about assumptions used for fair value measurements is included in note 6 financial risk management.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. Except for the new accounting standards that are effective for annual periods beginning on or after January 1, 2019, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)    Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. The Group’s CODM is the board of directors, who do not receive and therefore do not review discrete financial information for any component of the Group. Accordingly, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic, product and customer information are provided in note 4 and 27.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(5)    Non-derivative financial assets

(a)    Accounting policies applied from January 1, 2018.

(i)	Initial recognition and measurement

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

(ii)	Classification and subsequent measurements

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI)—debt investment; FVOCI—equity investment; or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. In case of changing its business model, all affected financial asset are reclssified on the first day of the first reporting period after the change in the business model.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

The Group makes an assessment of the objective of the business model in which, financial assets is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•	the stated policies and objectives for the portfolio and the operation of those policies in practice;

•	how the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed;

•	how managers of the business are compensated (e.g. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected); and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reason for those sales and expectation about future sales activity for financial asset.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

(iii)    De-recognition

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

(iv)    Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(b)    Accounting policies applied before January 1, 2018.

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

(6)    Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes in the fair value of derivatives therein are accounted for as described below.

(a)    Hedge accounting

The Group enters into a fixed-to-fixed cross currency swap contract and a floating-to-fixed cross currency interest rate swap contract to hedge interest rate risk and currency risk.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, the document includes hedging instruments; hedged items; initial commencement date of those hedge relationship; fair value of hedged items based on hedged risk during the subsequent period; and the method of valuation on hedging instruments offsetting changes in cash flow.

•	Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in accumulated other comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods which the forecasted transaction occurs.

(b)    Other derivative financial instruments

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

The Group measures impairment losses at an amount equal to lifetime ECLs except for the below assets, which are measured at 12-month ELCs.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition and estimating expected credit loss, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

12-month ECLs are the portion of ECLs that result from all default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

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

(c)    Credit-impaired financial instrument

A debt instrument carried at amortized cost and fair value through other comprehensive income (FVOCI) is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is credit- impaired when one or more events that have a detrimental impact on the estimated future cash flows of that asset have occurred.

Objective evidence that a financial asset is impaired includes:

•	significant financial difficulty of the issuer or borrower;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for the financial asset because of financial difficulties

(d)    Presentation of credit loss allowance on financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(e)    Write-off

The Group writes off a financial asset when it has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. However financial assets that are written off could still be subject to collection activities according to the Group’s past due collection process.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Other intangible assets	4 - 10

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

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and others, are recognized in profit or loss as incurred.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

Investment property is depreciated on a straight-line basis over 40 years.

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

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

(14)    Leases

The Group has applied IFRS 16 using the modified retrospective approach by recognizing the cumulative effect of initial application of IFRS 16 as of January 1, 2019 (the date of initial application). Accordingly, the comparative information presented in accordance with IAS 17 has not been restated. The details of the accounting policies applied under IAS 17 and IFRS 16 are as follows:

(a)    Accounting policies applied from January 1, 2019.

The Group assesses whether a contract is or contains a lease at inception of a contract. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(i)    As a lessee

The Group recognizes for a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove of the underlying asset, or to restore the underlying asset or the site on which the underlying asset is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In case that ownership of the right-of-use asset is transferred at the end of the lease term, or the cost of the right-of-use asset includes the exercise price of a purchase option, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset may be reduced by an impairment loss or adjusted for remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The Group generally uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability consist of the following:

•	fixed payments (including in-substance fixed payments)

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable under a residual value guarantee

•	the exercise price under a purchase option that the Group is reasonably certain to exercise

•

lease payments in an optional renewal period, if the Group is reasonably certain to exercise extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease. The lease liability is remeasured when there is a change in future lease payments arising from changes in an index or a rate (interest rate), if there’s a change in the Group’s estimate of the amount expected to be paid under a residual value guarantee, or if the Group changes in the assessment of whether the option to buy or extend is reasonably certain to be exercised or not to exercise the termination option.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

When the lease liabilities are remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

A lessee shall remeasure the lease liability as an adjustment to the right-of-use asset, if either:

•

a change in the lease term or a change in circumstances or significant events that result in a change in the assessment of the exercise of the purchase option. In such cases, the lease liability is remeasured by discounting the modified lease payment at the revised discount rate;

•

the lease payment changes due to changes in the index or rate (interest rate) or the amount expected to be paid according to the residual value guarantee. In such cases, the lease liability measures the modified lease fee again by discounting it at an unchanged discount rate. However, if a change in the variable interest rate causes a change in the lease payments, the revised discount rate that reflects the change in interest rates is used; or

•

the lease agreement changes and is not accounted for as a separate lease. In such cases, the lease liability is remeasured by discounting the modified lease payment at the revised discount rate as of the effective date of the lease change, based on the lease term of the modified lease.

The Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for certain agreements, the Group has elected practical expedient not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group separately presents right-of-use assets that do not meet the definition of investment property in the statement of financial position.

Subsequently, the right-of-use asset is accounted for consistently with the accounting policies applicable to the asset.

(ii)    As a lessor

As a lessor, the Group determines whether the lease is a finance lease or an operating lease at the inception of the lease.

To classify each lease, the Group generally determines whether the lease transfers most of the risks and rewards of ownership of the underlying asset. If most of the risks and rewards of ownership of the underlying asset are transferred to the lessee, the lease is classified as a finance lease, otherwise the lease is classified as an operating lease. As part of this assessment, the Group considers whether the lease term represents a significant portion of the economic life of the underlying asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. In addition, the classification of a lease is determined by the right-of-use asset arising from the head lease, not the underlying asset. If a head lease is a short-term lease to which the Group applies the recognition exemption, then the sub-lease is classified as an operating lease.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

The Group has applied IFRS 15 ‘Revenue from Contracts with Customers’ to allocate consideration in the contract to each lease and non-lease components.

The Group recognizes the lease payments received from operating leases on a straight-line basis over the lease term as revenue in ‘other revenue’.

The accounting policies that the Group has applied to the comparative period as lessors are not different from those in IFRS 16.

(b)    Accounting policies applied before January 1, 2019.

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)    Finance leases

At the commencement of the lease term, the Group recognizes as finance lease assets initially at the lower of their fair value and the present value of the minimum lease payments. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments consist of finance expense and the repayment of lease liabilities. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is charged to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews whether the leased asset is impaired.

(ii)    Operating leases

Payments made under operating leases are recognized as expenses on straight-line basis over the lease term.

Lease incentives received are recognized as an integral part of the lease expense, over the term of the lease.

(iii)    Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

If an arrangement contains lease, at inception or amendment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance expense on the liability recognized using the purchaser’s incremental borrowing rate.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

(c)    Derecognition of financial liability

The Group derecognizes financial liability when its contractual obligations are discharged, cancelled or expire. The Group also derecognizes a financial liability, when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred of liabilities assumed) is recognized in profit or loss.

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

December 31, 2019, 2018 and 2017

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

(18)    Emissions Rights

The Group accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

(a)    Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and after initial recognition are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and disposes treasury shares, the consideration paid or received is directly recognized in equity.

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

The Group accounts for share-based payment, with options to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions.

(22)    Revenue from contracts with customers

The Group’s accounting policies relating to revenue from contracts with customers are described in note 27.

(23)    Finance income and finance expenses

The Group’s finance income and finance expenses include:

•	Interest income;

•	Interest expense;

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

•	Dividend income;

•	The net gain or loss on financial assets at fair value through profit or loss;

•	Gain or loss on foreign exchange(currency) translation for financial asset and liabilities;

•	Impairment losses and reversals on investment in debt securities carried at amortized cost method; and

•	The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination

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

(a)    Current tax

Current tax is the expected tax payable or refundable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of tax amount expected to be paid or received that reflects uncertainty related to income taxes. The taxable income is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

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

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

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

(25)     Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of outstanding ordinary shares, adjusted for own shares held, for the effects of all dilutive potential ordinary shares including stock options.

(26)     Changes in accounting policies

The Group has initially adopted IFRS 16 ‘Leases’ from January 1, 2019. A number of other new standards are effective from January 1, 2019 and they do not have significant impact on the Group’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group recognized the cumulative effect of the initial application of IFRS 16 in right-of-use assets and lease liabilities as of January 1, 2019 (the date of initial application). Accordingly, the comparative information presented for the prior year has not been restated — i.e. it is presented, as previously reported, under IAS 17 and related interpretations. Details of changes to the accounting policies are disclosed below.

(a)     Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. The Group now assesses whether a contract is

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

(b)     As a lessee

The Group leases many assets, including structures and production machinery. As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases on the consolidated statements of financial position.

The Group separately presents right-of-use assets that do not meet the definition of investment property in the statement of financial position. The carrying amounts of right-of-use assets are as below.

	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Balance at January 1, 2019	￦	31,652	867,864	279,952	10,688	3,214	1,193,370
Balance at December 31, 2019	￦	97,855	975,996	153,447	11,491	11,787	1,250,576

Previously, the Group classified certain lease contracts for equipment and others as operating leases under IAS 17.

On transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

•	Did not recognize right-of-use assets and liabilities for leases of which the lease term ends within 12 months of the date of initial application.

Did not recognize right-of-use assets and liabilities for leases of low value assets.

The Group leases a number of production equipment and others. Certain items were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use assets and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

(c)     As a lessor

The Group leases out its investment property and property, plant and equipment. The Group has classified these leases as operating leases. The accounting policies applicable to the Group as a lessor are not different from those under IAS 17.

The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor. However, the Group has applied IFRS 15 ‘Revenue from Contracts with Customers’ to allocate consideration in the contract to each lease and non-lease component.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

(d)     Impacts on consolidate financial statements

(i) Impacts on transition

On transition to IFRS 16, the Group recognized additional right-of-use assets and lease liabilities. The impact on transition is summarized below.

January 1, 2019
(In millions of won)
Right-of-use assets	￦ 1,193,370
Property, plant and equipment	(73,069)
Intangible Assets	(5,582)
Lease liabilities	1,191,579
Borrowings	(68,158)
Other current liabilities	(8,702)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate is 2.22%.

	Amount
	(In millions of won)
Operating lease commitment at January 1, 2019	￦	1,291,372
Discounted using the incremental borrowing rate at January 1, 2019		1,127,847
Finance lease liabilities recognized as of December 31, 2018		68,158
- Recognition exemption for leases of low-value assets		(835)
- Recognition exemption for leases of short-term leases		(3,591)

Lease liabilities recognized at January 1, 2019	￦	1,191,579

(ii) Impacts for the period

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Group recognized ￦1,183,600 million of right-of-use assets and ￦1,141,106 million of lease liabilities as of December 31, 2019.

Also in relation to those leases under IFRS 16, the Group has recognized depreciation and interest expenses, instead of operating lease expense. For the year ended December 31, 2019, the Group recognized ￦240,304 million of depreciation expenses and ￦23,317 million of interest expense from these leases.

(e)     IFRS 16, ‘Leases’ — ‘Enforceable period’ and determination of the ‘Lease term’

In December 2019, the International Financial Reporting Standards Interpretations Committee (“IFRIC”) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16 ‘Leases’, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, if only one party has the right to terminate the lease without permission from the other party with no more than an insignificant penalty, the contract is enforceable beyond the date on which the contract can be terminated by that party.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

In preparing the 2019 consolidated financial statements, the Group only considered the specified amount of termination payments in the contract in determining enforceable period. Therefore, applying the above-mentioned agenda decision may change the judgment of the enforceable period for certain lease contracts the Group has entered into.

However, considering the type, number and complexity of lease contracts entered into as of and from January 1, 2019, the Group does not believe it had sufficient time to complete the analysis on its lease portfolios to reflect the impact of the above IFRIC agenda decision, if any, in its 2019 consolidated financial statements. The Group plans to complete the assessment and reflect the impact, if any, in its consolidated financial statements and related notes during 2020. Any change as a result will be accounted for as an accounting policy change in the 2020 consolidated financial statements.

(27)     Standards issued but not yet effective

The following new standards and amendments to standards are effective for accounting periods beginning on or after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements. The impacts on the consolidated financial statements in adopting the following new standards are not expected to be significant.

(a)     IFRS 3, ‘Business Combinations’ (Amendment)

This amendment clarifies that a business generally has outputs, but that an integrated set of activities and assets is not essential to meet the definition of a business. For acquired activities and groups of assets to be considered business, they should include at least inputs and substantive processes with the ability to contribute significantly together to the generation of output. It also provides judgment guidelines to help determine whether a substantive process has been acquired.

This amendment introduces optional concentration tests that provide a brief assessment of whether acquired activities and groups of assets are not business. This is an assessment that results in an asset acquisition if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a similar identifiable group of assets.

This amendment applies prospectively to all business combinations and acquisitions of assets beginning the accounting period on or after January 1, 2020, and early application is permitted.

(b)     IFRS Conceptual Framework for Financial Reporting (Amendment)

In addition to the revised ‘Framework (2018)’, which was introduced with the announcement on December 21, 2018, the International Accounting Standards Board also published ‘Amendments to the Conceptual Framework Reference’ in the International Accounting Standards. This document includes amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC 32.

However, not all amendments require such references or references to the revised ‘Framework (2018)’. Some statements have been amended to clarify whether the referenced ‘Conceptual Framework’ is a ‘Conceptual Framework for the Preparation and Presentation of Financial Statements (2007)’, the ‘Conceptual Framework (2010)’, or the newly revised ‘Conceptual Framework (2018)’, and some other wordings have been amended to state that the definition in International Accounting Standards has not changed to the new definition developed in the revised ‘Conceptual Framework (2018)’.

The amendment shall be applied prospectively for accounting periods beginning on or after January 1, 2020, if any changes are made, and early application is permitted.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

3.    Significant Accounting Policies,  continued

(c)     Other Newly/Amended Standards

The following new standards and amendments to standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Definition of materiality (Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’)

•	IFRS 17 ‘Insurance Contracts’

4.     Geographic and Customer Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The Board of Directors of the Group reviews the operating results of the semiconductor business for reporting information used and reviewed when establishing the Group’s business strategy.

(1) The Group’s non-current assets (excluding financial assets, loans and other receivables, equity-accounted investees and deferred tax assets) information by region based on the locations of subsidiaries as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Korea	￦	35,109,665	32,768,811
China		8,814,465	5,100,869
Asia (other than China)		21,497	7,710
U.S.A.		395,772	376,307
Europe		14,293	9,908

	￦	44,355,692	38,263,605

(2) Revenue from customer A and B each constitutes more than 10% of the Group’s consolidated revenue for the year ended December 31, 2019 and amounts to ￦4,947,483 million (2018: ￦5,265,807 million and 2017: ￦2,598,482 million) and ￦3,051,211 million (2018: ￦5,407,782 million and 2017: ￦3,690,504 million), respectively.

5.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2019 and 2018 are as follows:

	2019
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	2,306,070	2,306,070
Short-term financial instruments		—	298,350	298,350
Short-term investment assets		1,390,293	—	1,390,293
Trade receivables		—	4,306,449	4,306,449
Loans and other receivables		—	132,587	132,587
Other financial assets		—	931	931
Long-term investment assets		4,381,812	—	4,381,812

	￦	5,772,105	7,044,387	12,816,492

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

5.    Categories of Financial Instruments,  continued

	2018
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	2,349,319	2,349,319
Short-term financial instruments		—	523,579	523,579
Short-term investment assets		5,496,452	—	5,496,452
Trade receivables		—	6,319,994	6,319,994
Loans and other receivables		—	86,906	86,906
Other financial assets		—	310	310
Long-term investment assets		4,325,550	—	4,325,550

	￦	9,822,002	9,280,108	19,102,110

(2) Categories of financial liabilities as of December 31, 2019 and 2018 are as follows:

	2019
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	1,042,542	1,042,542
Other payables		13,006	2,354,667	2,367,673
Other non-trade payables		—	1,276,161	1,276,161
Borrowings		—	10,523,506	10,523,506
Lease liabilities		—	1,200,830	1,200,830
Other financial liabilities		15,532	—	15,532

	￦	28,538	16,397,706	16,426,244

2018
Financial liabilities measured at amortized cost
(In millions of won)
Trade payables	￦ 1,096,380
Other payables	3,681,933
Other non-trade payables	1,894,751
Borrowings[1]	5,281,937

￦ 11,955,001

[1]

As of December 31, 2018, borrowings include finance lease liabilities amounting to ￦68,158 million in accordance with IAS 17. Upon adoption of IFRS 16, lease liabilities are presented separately from borrowings in the consolidated statement of financial position as of December 31, 2019.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

5.    Categories of Financial Instruments,  continued

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2019, 2018 and 2017 are as follows:

(a) Profit or loss

	2019		2018
	(In millions of won)
Financial assets at amortized cost
Interest income	￦	30,062	62,478
Foreign exchange differences		229,649	573,349
Reversal of impairment		85	44

		259,796	635,871
Financial assets at fair value through profit or loss
Dividend income		429	2,136
Gain on disposal		59,217	41,853
Gain on valuation		(227,423)	197,919
Foreign exchange differences		209,563	122,375

		41,786	364,283
Financial liabilities measured at amortized cost
Interest expenses		(238,508)	(94,635)
Foreign exchange differences		(330,218)	(355,654)

		(568,726)	(450,289)

	￦	(267,144)	549,865

2017
(In millions of won)
Loans and receivables
Interest income	￦ 54,275
Foreign exchange differences	(679,287)
Reversal of impairment	2,119

(622,893)

Available-for-sale financial assets
Dividend income	13
Gain on disposal	30,920

30,933

Financial assets at fair value through profit or loss
Gain on valuation	1,399
Gain on disposal	15,754

17,153

Financial liabilities measured at amortized cost
Interest expenses	(123,918)
Foreign exchange differences	447,707

323,789

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

5.    Categories of Financial Instruments,  continued

2017
(In millions of won)
Financial liabilities at fair value through profit or loss
Gain on valuation from derivative instruments	—
Loss on transaction from derivative instruments	(11)

(11)

￦ (251,029)

(b) Other comprehensive income

	2019		2018	2017
	(In millions of won)
Loss on valuation of available-for-sale financial assets, net of tax	￦	—	—	(10,735)
Gain on valuation of derivatives, net of tax		12,753	—	—

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

Risk management is carried out by the Parent Company’s corporate finance division in accordance with policies approved by the board of directors. The Parent Company’s corporate finance division identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The board of directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)    Market risk

(i)    Foreign currency risk

The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to US dollar, Chinese Yuan, Euro and Japanese Yen. Foreign currency risk arises from future commercial transactions, recognized assets and liabilities in foreign currencies, and net investments in foreign operations.

Monetary foreign currency assets and liabilities as of December 31, 2019 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	6,996	￦	8,100,306	8,668	￦	10,036,300
JPY	382		4,058	129,137		1,373,335
CNY	1,101		182,423	8		1,335
EUR	11		14,246	46		59,749

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

Also, as described in note 23, the Group entered into a fixed-to-fixed cross currency swap and a floating-to-fixed cross currency interest rate swap to hedge foreign currency rate risk relating to bonds and borrowings denominated in foreign currencies.

As of December 31, 2019, effects on profit before income tax as a result of strengthening or weakening of the foreign currencies by 10% are as follows:

	If strengthening by 10%	If weakening by 10%
	(In millions of won)
USD	￦(78,582)	78,582
JPY	(136,928)	136,928
CNY	18,109	(18,109)
EUR	(4,550)	4,550

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings.

As of December 31, 2019, if interest rates on borrowings were 100 basis points higher/lower with all other variables held constant, profit before income tax for the following year would be W55,093 million (2018: W19,418 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings (except for floating-rate borrowings amounting to W578,900 million under floating-to-fixed cross currency interest rate swap agreement) and interest income on floating rate financial assets.

(iii)    Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of December 31, 2019.

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

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2019 is the carrying amount of trade and other receivables.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

(ii)    Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2019 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings, and accordingly management does not expect any significant losses from non-performance by these counterparties.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in having sufficient funds needed to meet obligations associated with its financial contracts until maturity. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, and demand deposits, choosing instruments with appropriate maturities or sufficient liquidity based on the above-mentioned forecasts.

Contractual maturities of financial liabilities as of December 31, 2019 and 2018 are as follows:

	2019
	Less than 1 year		1 - 2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	2,988,176	2,974,910	4,535,800	794,687	11,293,573
Lease liabilities		207,501	171,420	279,691	717,080	1,375,692
Trade payables		1,042,542	—	—	—	1,042,542
Other payables		2,367,673	—	—	—	2,367,673
Other non-trade payables		1,257,895	15,611	2,655	—	1,276,161
Other financial liabilities		(15,826)	(13,862)	(16,732)	5,522	(40,898)
Financial guarantee contract		69,468	—	—	—	69,468

	￦	7,917,429	3,148,079	4,801,414	1,517,289	17,384,211

[1]	The cash flow includes payment of interest under terms and conditions of borrowing contracts and excludes the amount of lease liabilities as of December 31, 2019.

	2018
	Less than 1 year		1 -2 years	2 - 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	1,691,585	977,990	2,688,574	94,536	5,452,685
Finance lease liabilities		10,773	10,773	31,860	24,369	77,775
Trade payables		1,096,380	—	—	—	1,096,380
Other payables		3,681,933	—	—	—	3,681,933
Other non-trade payables		1,879,519	1,096	14,135	—	1,894,750
Financial guarantee contract		4	—	—	—	4

	￦	8,360,194	989,859	2,734,569	118,905	12,203,527

[1]	The cash flow includes payment of interest under terms and conditions of borrowing contracts and excludes the amount of finance lease liabilities as of December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

The table above analyzes the Group’s financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include estimated interest payments.

(2)    Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, proceeds and repayments of borrowings, issue new shares or sell assets to repay debt.

The debt-to-equity ratio and net borrowing ratio as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Total liabilities (A)	￦	16,846,299	16,806,004
Total equity (B)		47,943,195	46,852,331
Cash and cash equivalents; short-term financial instruments; and short-term investment asset (C)		3,994,713	8,369,350
Total borrowings (D)[1]		10,523,506	5,281,937
Debt-to-equity ratio (A/B)		35.14%	35.87%
Net borrowing ratio (D-C)/B2		13.62%	—

[1]

As of December 31, 2018, borrowings include finance lease liabilities amounting to ￦68,158 million in accordance with IAS 17. Meanwhile, as a result of the adoption of IFRS 16, lease liabilities are presented separately from borrowings in the consolidated statement of financial position as of December 31, 2019.

[2]	Net borrowing ratio as of December 31, 2018 is not presented as the ratio was negative.

(3)     Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2019 and 2018:

			2019
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term investment asset	￦	1,390,293	—	1,390,293	—	1,390,293
Long-term investment asset		4,381,812	—	—	4,381,812	4,381,812

		5,772,105	—	1,390,293	4,381,812	5,772,105

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,306,070	—	—	—	—
Short-term financial instruments[1]		298,350	—	—	—	—
Trade receivables[1]		4,306,449	—	—	—	—
Loans and other receivables[1]		132,587	—	—	—	—
Other financial assets[1]		931	—	—	—	—

		7,044,387	—	—	—	—

Financial liabilities measured at fair value
Other financial liabilities		15,532	—	15,532	—	15,532
Other payables		13,006	—	—	13,006	13,006

		28,538	—	15,532	13,006	28,538

Financial liabilities not measured at fair value
Trade payables[1]		1,042,542	—	—	—	—
Other payables[1]		2,354,667	—	—	—	—
Other non-trade payables[1]		1,276,161	—	—	—	—
Borrowings		10,523,506	—	10,585,029	—	10,585,029
Lease liabilities		1,200,830	—	—	—	—

	￦	16,397,706	—	10,585,029	—	10,585,029

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

			2018
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term investment asset	￦	5,496,452	—	5,496,452	—	5,496,452
Long-term investment asset		4,325,550	—	—	4,325,550	4,325,550

		9,822,002	—	5,496,452	4,325,550	9,822,002

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,349,319	—	—	—	—
Short-term financial instruments[1]		523,579	—	—	—	—
Trade receivables[1]		6,319,994	—	—	—	—
Loans and other receivables[1]		86,906	—	—	—	—
Other financial assets[1]		310	—	—	—	—

		9,280,108	—	—	—	—

Financial liabilities not measured at fair value
Trade payables[1]		1,096,380	—	—	—	—
Other payables[1]		3,681,933	—	—	—	—
Other non-trade payables[1]		1,894,751	—	—	—	—
Borrowings[2]		5,281,937	—	5,300,120	—	5,300,120

	￦	11,955,001	—	5,300,120	—	5,300,120

[1]	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.
[2]	As of December 31, 2018, borrowings include finance lease liabilities in accordance with IAS 17.

(b)     Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

	Fair value		Level	Valuation Techniques
	(In millions of won)
Financial assets at fair value through profit or loss:
Short-term investment assets	￦	1,390,293	2	Present value technique
Long-term investment assets		4,381,812	3	Present value technique and others
Financial liabilities at fair value through profit or loss:
Fixed-to-fixed cross currency swap and floating-to-fixed cross currency interest rate swap	￦	15,532	2	Present value technique
Other payables		13,006	3	Present value technique

Long-term investments measured at level 3 in the fair value hierarchy include investments in special purpose companies of BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”) amounting to ￦2,780,758 million and BCPE Pangea Cayman2 Limited (“SPC2”) amounting to ￦1,435,460 million in connection with the acquisition of

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

KIOXIA Holdings Corporation (“KIOXIA”, formerly Toshiba Memory Corporation) (see note 12). The fair value of the long-term investments is measured based on the equity value of the underlying asset, KIOXIA.

The fair value of equity investment in SPC1 is measured using probability-weighted expected return method that represents the probability-weighted average of possible future cash flows. The fair values of different scenarios (such as initial public offering, merger and acquisition, and liquidation) are determined based on the KIOXIA’s equity value, calculated using either market approach, option-pricing method or present value method. KIOXIA’s estimated equity value is allocated to shareholder’s value of each class of shares depending the capital structure of the investment. For the allocation, a waterfall approach is used, which allocates value based on the distribution priority described in SPC1 investment agreement depending on the nature of liquidity transaction or an ultimate liquidation.

The fair value of debt investment in SPC2 convertible bonds is measured based on KIOXIA’s equity value, using binomial model.

The valuation techniques and key inputs used in valuation of the equity investment in SPC1 and investment in SPC2 convertible bonds are as follows:

	Fair value	Valuation Techniques	Level 3 inputs	Input Range
	(In millions of won)
Equity investment in SPC1	￦ 2,780,758	Present value technique, probability-weighted expected return method, market approach, and option-pricing method	Terminal growth rate	0%
			Weighted-average capital cost	8.6%
			EV/EBITDA multiples	4.7 ~ 5.3
			Cost of equity	10.3%
SPC2 convertible bonds	1,435,460	Present value technique and binomial model	Terminal growth rate	0%
			Weighted-average capital cost	8.6%
			Volatility	21.3%
			Risk free rate	-0.13%

In these level 3 significant unobservable inputs, an increase in terminal growth rate, and EV/EBITDA multiples or a decrease in weighted-average capital cost, cost of equity will result in higher fair value of the equity investment in SPC1. In addition, an increase in terminal growth rate and volatility and a decrease in weighted-average capital cost will result in higher fair value of the investment in SPC2 convertible bonds, while any change in risk free rate may have either positive or negative impact on the fair value of the investment in SPC2 convertible bonds.

Any positive or negative changes in the above inputs will have a significant and direct impact on the fair value of investments in SPC1 and SPC2, respectively. They are significant, but unobservable. Accordingly, the investments are classified as fair value hierarchy level 3.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

6.    Financial Risk Management,  continued

(c) There was no transfer between fair value hierarchy levels during the year ended December 31, 2019 and the changes in financial assets and financial liabilities classified as level 3 fair value measurements during the year ended December 31, 2019 are as follows:

	Beginning Balance		Acquisition	Disposals	Payments	Loss on Valuation	Foreign Exchange Difference	Ending Balance
	(In millions of won)
Financial assets:
Long-term investment assets	￦	4,325,550	82,861	(3,884)	—	(233,234)	210,519	4,381,812
Financial liabilities:
Other payables		—	15,116	—	(2,462)	—	352	13,006

7.    Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2019 and 2018 are as follows:

	2019		2018	Description
	(In millions of won)
Short-term financial instruments	￦	227,500	227,500	Restricted for supporting small businesses
		6,381	6,079	Pledged for consumption tax

		233,881	233,579

Other financial assets		11	11	Bank overdraft guarantee deposit
		269	265	Others

		280	276

	￦	234,161	233,855

8.    Trade Receivables and Loans and Other Receivables

(1) Details of trade receivables as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Trade receivables	￦	4,175,470	6,207,936
Trade receivables to be collected from related parties		86,204	112,058

		4,261,674	6,319,994

Non-current
Trade receivables		44,775	—

	￦	4,306,449	6,319,994

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

8.    Trade Receivables and Loans and Other Receivables,  continued

(2) Details of loans and other receivables as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Other receivables	￦	11,104	8,465
Accrued income		2,043	3,899
Short-term loans		6,816	4,807
Short-term guarantee and other deposits		3,545	1,221

		23,508	18,392

Non-current
Long-term other receivables		2	54
Long-term loans		35,299	28,125
Guarantee deposits		73,550	40,117
Others		228	218

		109,079	68,514

	￦	132,587	86,906

(3) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2019 and 2018 are as follows:

	2019
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	4,306,458	(9)	4,306,449
Current loans and other receivables		24,788	(1,280)	23,508
Non-current loans and other receivables		110,241	(1,162)	109,079

	￦	4,441,487	(2,451)	4,439,036

	2018
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	6,320,042	(48)	6,319,994
Current loans and other receivables		19,715	(1,323)	18,392
Non-current loans and other receivables		69,631	(1,117)	68,514

	￦	6,409,388	(2,488)	6,406,900

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

8.    Trade Receivables and Loans and Other Receivables,  continued

(4) Details of provision for impairment

Changes in the provision for impairment of trade receivables for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	48	46
Reversal		(40)	(3)
Foreign exchange difference		1	—
Business combination		—	5

Ending balance	￦	9	48

Changes in the provision for impairment of current loans and other receivables for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	1,323	1,327
Reversal		(45)	(4)
Foreign exchange difference		2	—

Ending balance	￦	1,280	1,323

Changes in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	1,117	1,087
Reversal		—	(37)
Foreign exchange difference		45	67

Ending balance	￦	1,162	1,117

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

8.    Trade Receivables and Loans and Other Receivables,  continued

(5) The aging analysis of trade receivables and loans and other receivables as of December 31, 2019 and 2018 are as follows:

	2019
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	4,306,453	—	—	—	5	4,306,458
Current loans and other receivables		23,508	—	—	—	1,280	24,788
Non-current loans and other receivables		109,079	—	—	—	1,162	110,241

	￦	4,439,040	—	—	—	2,447	4,441,487

	2018
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	6,320,038	—	—	—	4	6,320,042
Current loans and other receivables		18,392	—	—	—	1,323	19,715
Non-current loans and other receivables		68,514	—	—	—	1,117	69,631

	￦	6,406,944	—	—	—	2,444	6,409,388

9.    Inventories

(1) Details of inventories as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Merchandise	￦	2,822	1,634
Finished goods		1,058,434	1,404,439
Work-in-process		2,988,762	2,118,981
Raw materials		625,779	461,542
Supplies		521,068	415,879
Goods in transit		98,970	20,258

	￦	5,295,835	4,422,733

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

9.    Inventories,  continued

(2) The amount of the inventories recognized as cost of sales is as follows:

	2019		2018	2017
	(In millions of won)
Inventories recognized as cost of sales	￦	18,822,989	15,178,673	12,700,702

(3) The changes in inventory valuation allowance during the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	377,992	182,111
Charged to cost of sales		273,820	240,155
Utilization upon sales		(4,314)	(44,274)

Ending balance	￦	647,498	377,992

There were no significant reversals of inventory write-downs recognized during 2019 and 2018.

10.    Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Advance payments	￦	64,429	113,030
Prepaid expenses		218,365	260,064
Value added tax refundable		343,434	343,821
Contract asset		55,715	24,294
Others		94	216

		682,037	741,425

Non-current
Long-term advance payments		44,746	96,817
Long-term prepaid expenses		535,717	528,837

		580,463	625,654

	￦	1,262,500	1,367,079

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

11.    Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2019 and 2018 are as follows:

				2019				2018
Type	Investee	Location	Business	Ownership (%)	Net asset value		Carrying amount	Ownership (%)	Carrying amount
					(In millions of won)
Associate	Stratio, Inc.[1]	U.S.A	Development and manufacturing semiconductor	9.12	￦	89	395	9.12	￦	2,079
	SK China Company Limited[2]	China	Consulting and investment	11.87		206,922	259,272	11.87		246,052
	Gemini Partners Pte. Ltd.	Singapore	Consulting	20.00		2,735	2,735	20.00		2,601
	TCL Fund [1]	China	Investment	11.06		4,995	4,995	11.06		3,464
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment	20.00		237,599	237,599	20.00		111,810
	Hushan Xinju (Chengdu) Venture Investment Center (Smartsource) [2]	China	Venture Capital	16.67		5,659	5,659	46.30		3,241
	WooYoung Farm Co., Ltd.[3]	Korea	Growing crops	31.95		448	1,000	—		—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	China	Manufacturing semiconductor parts	45.00		114,518	114,518	45.00		109,708
	Hystars Semiconductor (Wuxi) Co., Ltd.[4]	China	Foundry factory construction	50.10		141,030	142,594	50.10		83,239

					￦	713,995	768,767		￦	562,194

[1]

The Group is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been classified as associates.

[2]

The management of the Group is able to exercise significant influence over the entity by participating board of directors. Accordingly, the investments in these investees have been classified as associates.

[3]

The Group acquired 31.95% of ownership in WooYoung Farm Co., Ltd. during year ended December 31, 2019, and the Group has significant influence over WooYoung Farm Co., Ltd. Accordingly the investment in this investee has been classified as an associate.

[4]

The Group has joint control over Hystars Semiconductor (Wuxi) Co., Ltd. under the agreement which requires unanimous consent of the parties to make major decisions. Accordingly, the investment in this investee has been classified as a joint venture.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

11.    Investments in Associates and Joint Ventures,  continued

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Impairment	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,079	—	8	3	—	(1,695)	395
SK China Company Limited		246,052	—	3,358	9,862	—	—	259,272
Gemini Partners Pte. Ltd.		2,601	—	(10)	144	—	—	2,735
TCL Fund		3,464	1,406	84	41	—	—	4,995
SK South East Asia Investment Pte. Ltd.		111,810	113,470	5,752	6,567	—	—	237,599
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		3,241	2,531	(67)	(46)	—	—	5,659
WooYoung Farm Co., Ltd.		—	1,000	—	—	—	—	1,000
HITECH Semiconductor (Wuxi) Co., Ltd.		109,708	—	15,725	3,543	(14,458)	—	114,518
Hystars Semiconductor (Wuxi) Co., Ltd.		83,239	58,547	(522)	1,330	—	—	142,594

	￦	562,194	176,954	24,328	21,444	(14,458)	(1,695)	768,767

	2018
	Beginning balance		Acquisition	Disposal	Share of profit (loss)	Other equity movement	Dividend	Impairment	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,105	—	—	(30)	4	—	—	2,079
SK China Company Limited		244,912	—	—	2,394	(1,254)	—	—	246,052
Gemini Partners Pte. Ltd.		4,003	—	—	256	37	—	(1,695)	2,601
TCL Fund		2,634	1,123	(254)	79	(31)	(87)	—	3,464
SK South East Asia Investment Pte. Ltd.		—	110,880	—	—	930	—	—	111,810
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		—	3,225	—	(14)	30	—	—	3,241
HITECH Semiconductor (Wuxi) Co., Ltd.		106,210	—	—	12,347	4,271	(13,120)	—	109,708
Hystars Semiconductor (Wuxi) Co., Ltd.		—	85,280	—	(330)	(1,711)	—	—	83,239

	￦	359,864	200,508	(254)	14,702	2,276	(13,207)	(1,695)	562,194

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

11.    Investments in Associates and Joint Ventures,  continued

(3) Associates and joint ventures’ summarized consolidated statements of financial position as of December 31, 2019 and 2018 are as follows:

	2019
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	431	715	169	—
SK China Company Limited		604,127	1,357,238	46,747	170,812
Gemini Partners Pte. Ltd.		6,851	6,912	54	33
TCL Fund		12,652	35,809	3,256	—
SK South East Asia Investment Pte. Ltd.		108,465	1,705,297	91	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		20,623	13,657	329	—
WooYoung Farm Co., Ltd.		1,016	610	2	222
HITECH Semiconductor (Wuxi) Co., Ltd.		193,377	442,510	84,071	297,330
Hystars Semiconductor (Wuxi) Co., Ltd.		167,238	388,318	48,984	225,075

	2018
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	403	617	159	—
SK China Company Limited		646,779	1,148,281	65,037	97,633
Gemini Partners Pte. Ltd.		5,357	7,649	—	—
TCL Fund		915	33,596	3,188	—
SK South East Asia Investment Pte. Ltd.		559,050	—	—	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		6,187	814	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		211,273	376,266	114,756	228,987
Hystars Semiconductor (Wuxi) Co., Ltd.		145,509	19,295	1,490	—

(4) Associates and joint ventures’ summarized consolidated statements of income (loss) for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019			2018		2017
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
Stratio, Inc.	￦	242	81	88	(330)	33	(339)
SK China Company Limited		120,317	28,309	94,966	20,176	—	—
Gemini Partners Pte. Ltd.		—	(49)	—	1,279	183	(5,423)
TCL Fund		—	759	—	713	—	152
SK South East Asia Investment Pte. Ltd.		10,294	28,763	—	—	—	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		—	(837)	—	(31)	—	—
WooYoung Farm Co., Ltd.		19	(105)	—	—	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		657,741	36,398	621,528	27,438	585,904	29,923
Hystars Semiconductor (Wuxi) Co., Ltd.		—	(1,044)	—	(658)	—	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

12.     Long-term Investment Assets

(1) Details of long-term investment assets as of December 31, 2019 and 2018 are as follows:

	2019				2018
	Ownership (%)/ Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS Technologies Inc.	13.34	￦	21,847	—	—
Intellectual Discovery	4.80		4,000	2,392	1,376
MEMS DRIVE, INC.	3.25		2,397	1,251	919
Semiconductor Growth Fund	Certificate		25,000	24,480	24,878
China Walden Venture Investments II, L.P.	Certificate		7,895	9,138	7,611
China Walden Venture Investments III, L.P.	Certificate		5,448	5,790	3,487
Keyssa,Inc	2.81		6,174	822	838
AutoTech Fund I, L.P.	Certificate		3,152	3,198	2,789
RENO SUB-SYSTEM, INC.	4.09		2,597	657	226
TransLink Capital Partners IV, L.P.	Certificate		2,386	2,175	1,627
Impact Venture Capital I, L.P.	Certificate		3,174	4,010	2,707
BCPE Pangea Intermediate Holdings Cayman, L.P.[1]	Certificate		2,694,692	2,780,758	2,721,554
BCPE Pangea Cayman2, Ltd.[1]	Convertible bond		1,280,294	1,435,460	1,461,451
FemtoMetrix, Inc.	Convertible bond		4,387	4,387	3,209
TidalScale, Inc.	4.79		3,360	1,278	3,360
GigaIO Networks, Inc.	8.97		4,066	4,066	1,678
Aeye, Inc.	1.46		2,819	1,187	2,819
Lion Semiconductor Inc.	6.55		3,539	3,474	—
TetraMem Holdings, Incorporation	Convertible bond		2,349	2,349	—
Beijing Starblaze Technology Co., Ltd.	5.43		3,315	2,143	3,255
Shanghai Natlinear Electronics Co., Ltd.	3.67		1,657	2,010	1,628
Shanghai IoT Phase II Venture Capital Fund Partnership, L.P	Certificate		8,287	7,729	5,909
Beijing Horizon Robotics Technology Co., Ltd.	2.57		58,340	63,550	56,029
Shanghi Sitrus Microelectronics Technology Co., Ltd.	4.55		4,144	1,360	4,069
Shinhan AIM Social Enterprise Private Equity I	Certificate		3,550	3,162	585
Others	—		14,605	14,986	13,546

		￦	4,173,474	4,381,812	4,325,550

[1]

In 2017, the Group participated in a consortium that includes Bain Capital in connection with acquisition of a stake in Toshiba Memory Corporation (“TMC”). On March 1, 2019 Toshiba Memory Holdings Corporation (“TMCHD”) was established as the holding company for TMC. Subsequently TMCHD and TMC were renamed KIOXIA Holdings Corporation (“KIOXIA”) and KIOXIA Corporation respectively. As of December 31, 2019, the Group holds equity interests in SPC1, which holds equity interests in KIOXIA, and convertible bonds issued by SPC2, which may be later convertible to 15% stake in KIOXIA upon certain events. Management and decision-making rights of the Group for SPC1 and SPC2 are limited. Accordingly, the Group does not control or have any significant influence on SPC1 and SPC2. The investments in SPC1 and SPC2 are classified as financial assets which are debt instruments measured at fair value through profit or loss.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

12.     Long-term Investment Assets,  continued

(2) Changes in the carrying amount of long-term investment assets for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	4,325,550	43,226
Acquisition		82,861	4,012,799
Disposal		(3,884)	(1,614)
Gain (loss) on valuation		(233,234)	181,179
Foreign exchange difference		210,519	87,246
Business combination		—	2,714

Ending balance	￦	4,381,812	4,325,550

13.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617
Impacts on transition to IFRS 16		—	—	—	(73,069)	—	—	—	(73,069)

Beginning net book amount after transition adjustments		1,020,229	4,529,947	1,281,816	22,569,429	11,315	623,311	4,843,501	34,879,548
Changes during 2019
Acquisitions		16,882	375,243	325,189	8,428,185	1,715	328,079	3,100,165	12,575,458
Disposals		(48)	(447)	(432)	(37,468)	(3)	(1,110)	(337)	(39,845)
Depreciation		—	(211,287)	(95,114)	(6,952,920)	(2,124)	(250,349)	—	(7,511,794)
Transfers[1]		3,051	848,071	106,110	2,982,080	32,184	62,397	(4,032,788)	1,105
Exchange differences and others		1,657	6,217	1,495	(15,036)	9	1,715	49,411	45,468

Ending net book amount		1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940

Acquisition cost		1,041,771	6,794,238	2,193,817	67,650,975	48,061	1,882,254	3,959,952	83,571,068
Accumulated depreciation		—	(1,207,184)	(555,649)	(40,510,568)	(4,949)	(1,118,187)	—	(43,396,537)
Accumulated impairment		—	(23,699)	(19,104)	(163,270)	—	(24)	—	(206,097)
Government grants		—	(15,611)	—	(2,867)	(16)	—	—	(18,494)

	￦	1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940

[1]	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2019.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

13.    Property, Plant and Equipment,  continued

	2018
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction -in-progress	Total
	(In millions of won)
Beginning net book amount	￦	581,541	2,930,753	839,620	16,130,068	777	442,221	3,137,621	24,062,601
Changes during 2018
Acquisitions		313,288	1,087,457	390,687	10,512,072	11,486	353,658	4,355,503	17,024,151
Receipt of government grants		—	(14,976)	—	—	(25)	—	—	(15,001)
Business combination		—	—	—	18	—	973	—	991
Disposals		—	(25,545)	(3,133)	(93,989)	—	(1,301)	(28,562)	(152,530)
Depreciation		—	(146,962)	(67,392)	(5,500,710)	(914)	(188,178)	—	(5,904,156)
Transfers[1]		124,356	707,556	124,659	1,619,073	—	15,823	(2,590,483)	984
Exchange differences and others		1,044	(8,336)	(2,625)	(24,034)	(9)	115	(30,578)	(64,423)

Ending net book amount		1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617

Acquisition cost		1,020,229	5,561,516	1,760,456	57,335,240	14,333	1,572,747	4,843,501	72,108,022
Accumulated depreciation		—	(992,088)	(459,536)	(34,524,095)	(2,997)	(949,408)	—	(36,928,124)
Accumulated impairment		—	(23,699)	(19,104)	(164,916)	—	(28)	—	(207,747)
Government grants		—	(15,782)	—	(3,731)	(21)	—	—	(19,534)

	￦	1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617

[1]	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2018.

(2) Details of depreciation expense allocation for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Cost of sales	￦	6,878,303	5,421,324	4,213,339
Selling and administrative expenses		574,961	365,508	292,325
Other expenses		14,923	10,152	7,647
Development costs and others		43,607	107,172	105,465

	￦	7,511,794	5,904,156	4,618,776

(3) Certain machinery and others are pledged as collaterals for borrowings of the Group as of December 31, 2019 (see note 35).

(4) The Group capitalized borrowing costs amounting to ￦36,302 million (2018: ￦33,086 million and 2017: ￦3,964 million) on qualifying assets during the year ended December 31, 2019. Borrowing costs were calculated using a capitalization rate of 2.84% (2018: 3.08% and 2017: 1.53%) for the year ended December 31, 2019.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

13.    Property, Plant and Equipment,  continued

(5) Details of insured assets as of December 31, 2019 are as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment; investment property; inventories; and business interruption	￦	95,928,300	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment; investment property		74,552
Erection all risks insurance	Property, plant and equipment		8,147,662

		￦	104,150,514

In addition to the assets stated above, vehicles are insured by vehicle comprehensive insurance and liability insurance.

(6) The Group provides certain property, plant, and equipment as operating leases. Rental income from the property, plant and equipment during the year ended December 31, 2019 are ￦29,746 million (2018: ￦15,277 million and 2017: ￦13,618).

14.    Leases

(1) Leases as lessee

(a) Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

	2019
	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Beginning net book amount	￦	—	—	—	—	—	—
Adjustment on initial application of IFRS 16		31,652	867,864	279,952	10,688	3,214	1,193,370

Beginning net book amount after transition adjustments		31,652	867,864	279,952	10,688	3,214	1,193,370
Increase		79,295	170,887	18,051	11,776	—	280,009
Others		4,163	—	—	1,250	13,647	19,060
Depreciation		(16,949)	(67,586)	(144,532)	(12,255)	(5,074)	(246,396)
Foreign exchange difference		(306)	4,831	(24)	32	—	4,533

Ending net book amount		97,855	975,996	153,447	11,491	11,787	1,250,576

Acquisition cost		144,208	1,058,738	234,006	17,959	16,330	1,471,241
Accumulated amortization		(14,546)	(82,742)	(80,559)	(6,468)	(4,543)	(188,858)
Government grants		(31,807)	—	—	—	—	(31,807)

	￦	97,855	975,996	153,447	11,491	11,787	1,250,576

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

14.    Leases,  continued

(b) Changes in lease liabilities for the year ended December 31, 2019 are as follows:

	2019
	(In millions of won)
Beginning net book amount	￦	—
Impacts on transition to IFRS 16		1,191,579

Beginning net book amount after transition adjustments		1,191,579
Increase		280,009
Others		19,357
Interest expense		25,656
Payments		(327,578)
Foreign exchange difference		11,807

Ending net book amount	￦	1,200,830

(c) The details of the minimum lease payment to be paid in the future for each period in connection with lease liabilities, present value and current/non-current classification of lease liabilities as of December 31, 2019 are as follows:

2019
(In millions of won)
Less than 1 year	￦ 207,501
1~5 years	451,111
More than 5 years	717,080

Total lease liabilities undiscounted as of December 31, 2019	1,375,692
Present value of lease liabilities recognized as of December 31, 2019	1,200,830

Current lease liabilities	205,238
Non-current lease liabilities	995,592

(d) The amounts recognized in profit or loss in relation to right-of-use assets and lease liabilities for the year ended December 31, 2019 are as follows:

2019
(In millions of won)
Depreciation of right-to-use assets	￦ 246,396
Interest expenses of lease liabilities	25,656
Expenses relating to short-term leases	14,489
Expenses relating to leases of low-value assets	1,234

(2) Leases as lessor

The Group provides certain property, plant, and equipment and investment property as leases (See note 13 and 16). All leases are classified as operating leases.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

14.    Leases,  continued

Details of the undiscounted operating lease payments to be received in the future periods subsequent to December 31, 2019 are as follows:

	Property, plant and equipment		Investment Property	Total
	(In millions of won)
Less than 1 year	￦	25,856	9	25,865
1~2 years		9,476	—	9,476
2~3 years		9,476	—	9,476
3~4 years		9,476	—	9,476
4~5 years		3,958	—	3,958

	￦	58,242	9	58,251

15.    Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	709,811	96,065	1,153,956	718,938	2,678,770
Impacts on transition to IFRS 16		—	—	—	(5,582)	(5,582)

Beginning net book amount after transition adjustments		709,811	96,065	1,153,956	713,356	2,673,188
Changes during 2019
Internal development		—	—	332,888	—	332,888
External acquisition		—	9,626	—	331,704	341,330
Business combination		—	—	—	18,333	18,333
Disposals		—	(3,964)	—	(6,589)	(10,553)
Amortization		—	(16,003)	(555,056)	(224,110)	(795,169)
Impairment		—	—	—	(71)	(71)
Exchange differences		10,386	—	—	717	11,103

Ending net book amount		720,197	85,724	931,788	833,340	2,571,049

Acquisition cost		720,197	184,942	2,926,382	1,568,718	5,400,239
Accumulated amortization and impairment		—	(99,218)	(1,994,594)	(735,378)	(2,829,190)

	￦	720,197	85,724	931,788	833,340	2,571,049

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

15.    Intangible Assets,  continued

	2018
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	695,073	104,853	882,250	565,114	2,247,290
Changes during 2018
Internal development		—	—	610,954	—	610,954
External acquisition		—	12,767	—	309,418	322,185
Disposals		—	(5,175)	—	(2,901)	(8,076)
Receipt of government grants		—	—	—	(2,080)	(2,080)
Business combination		3,207	—	—	22,539	25,746
Amortization		—	(16,380)	(334,766)	(172,949)	(524,095)
Impairment		—	—	(4,482)	—	(4,482)
Exchange differences		11,531	—	—	(203)	11,328

Ending net book amount		709,811	96,065	1,153,956	718,938	2,678,770

Acquisition cost		709,811	186,057	2,900,071	1,272,127	5,068,066
Accumulated amortization and impairment		—	(89,992)	(1,746,115)	(521,179)	(2,357,286)
Government grants		—	—	—	(32,010)	(32,010)

	￦	709,811	96,065	1,153,956	718,938	2,678,770

(2) Details of amortization expense allocation for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Cost of sales	￦	88,445	65,885	46,308
Selling and administrative expenses		705,383	456,269	360,183
Development costs		1,341	1,941	863

	￦	795,169	524,095	407,354

(3) Goodwill impairment tests

The Group performs goodwill impairment tests annually. For the purpose of impairment tests, goodwill is allocated to CGU. The recoverable amount of the CGU as of December 31, 2019 was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2019. No impairment loss of goodwill was recognized since the recoverable amount is higher than the carrying value of the CGU as of December 31, 2019.

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

December 31, 2019, 2018 and 2017

15.    Intangible Assets,  continued

(b) Development cost capitalized and expenses on research and development

Among costs associated with development activities, ￦332,888 million (2018: ￦610,954 million and 2017: ￦511,647 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2019. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ￦2,855,643 million (2018: ￦2,284,000 million and 2017: ￦1,975,386 million) were recognized as expenses for the year ended December 31, 2019.

(c) Details of development costs as of December 31, 2019 and 2018 are as follows:

	2019
	Book value		Residual amortization period
	(In millions of won)
DRAM	￦	263,262	11 ~23 months
		1,068	[1]
NAND		203,307	12 months
		351,745	[1]
CIS		19,613	1~14 months
		92,793	[1]

	￦	931,788

[1]	Amortization has not started as of December 31, 2019

	2018
	Book value		Residual amortization period
	(In millions of won)
DRAM	￦	457,682	7~23 months
		7,261	[1]
NAND		37,055	6 months
		573,658	[1]
CIS		4,298	13 months
		74,002	[1]

	￦	1,153,956

[1]	Amortization has not started as of December 31, 2018

(d) The Group did not recognize impairment loss in development costs for the years ended December 31, 2019 and 2017, respectively. The Group recognized ￦4,482 million as an impairment loss in development costs for the year ended December 31, 2018. There are no accumulated impairment losses in development costs as of December 31, 2019 and 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

16.    Investment Property

(1) Changes in investment property for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning net book amount	￦	1,400	2,468
Depreciation		(37)	(84)
Transfer[1]		(1,105)	(984)

Ending net book amount		258	1,400

Acquisition cost		511	2,911
Accumulated depreciation		(253)	(1,511)

Ending net book amount	￦	258	1,400

[1]	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2019 and 2018.

(2) The depreciation expense of ￦37 million was charged to cost of sales for the year ended December 31, 2019 (2018: ￦84 million and 2017: ￦105 million).

(3) Rental income from investment property during the year ended December 31, 2019 was ￦123 million (2018: ￦308 million and 2017: ￦495 million).

17.    Other Payables

Details of other payables as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Accrued expenses	￦	1,257,895	1,879,520

Non-current
Rent deposits payable		13,487	14,135
Long-term accrued expenses		4,779	1,096

		18,266	15,231

	￦	1,276,161	1,894,751

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

18.    Borrowings

(1) Details of borrowings as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Short-term borrowings	￦	1,168,354	585,788
Current portion of long-term borrowings[1]		1,259,593	578,665
Current portion of debentures		309,823	449,850

		2,737,770	1,614,303

Non-current
Long-term borrowings[1]		5,040,371	2,161,566
Debentures		2,745,365	1,506,068

		7,785,736	3,667,634

	￦	10,523,506	5,281,937

[1]

As of December 31, 2018, the current portion of long-term borrowings and long-term borrowings include finance lease liabilities amounting to ￦10,563 million and ￦57,595 million, respectively, in accordance with IAS 17. Meanwhile, as a result of the adoption of IFRS 16, lease liabilities are presented separately from borrowings in the consolidated statement of financial position as of December 31, 2019.

(2) Details of short-term borrowings as of December 31, 2019 and 2018 are as follows:

	Financial Institutions	Maturity date	Interest rate per annum in 2019 (%)[1]	2019		2018
				(In millions of won)
	Shinhan Bank	2020.09.27	3.10 ~ 3.61	￦	4,000	4,920
General borrowings	Hyundai Card	2020.01.17 ~ 2020.03.18	1.94 ~ 1.96		215,073	—
Usance	Hana Bank and others	2020.04.20 ~ 2020.05.15	2.91 ~ 2.92		569,164	—
	Industrial & Commercial Bank of China	2020.11.24 ~ 2020.12.04	3.05		107,731	—
	China Construction Bank and others	2020.08.14 ~ 2020.08.20	3M USD LIBOR + 0.95		173,435	—
	Bank of China	2020.08.20 ~ 2020.11.11	3M USD LIBOR + 0.90 ~ 1.00		66,436	—
General borrowings	China Merchants Bank	2020.11.04	3M USD LIBOR + 1.00		9,979	—
	City Bank	2020.08.06 ~ 2020.12.04	3M USD LIBOR + 1.00		22,536	22,341
	China Development Bank	—	—		—	558,527

				￦	1,168,354	585,788

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

18.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2019 and 2018 are as follows:

	Financial institutions	Maturity date	Interest rate per annum in 2019 (%)[1]	2019		2018
				(In millions of won)
Local currency borrowings:
Funds for equipment	Korea Development Bank	2021.09.29~ 2022.04.07	2.02 ~ 2.50	￦	500,000	500,000
	NongHyup Bank	2025.03.31~ 2026.03.31	1.00		1,248	1,248
	Shinhan Bank	2026.12.19	2.96		760	—
Finance lease liabilities[2]	Hansu Technical Service Ltd.	—	—		—	66,757
	Veolia Water Industrial Development Co., Ltd.	—	—		—	1,400

					502,008	569,405

Foreign currency borrowings:
General borrowings	The Export-Import Bank of Korea	2021.05.31	3M JPY LIBOR + 0.57		850,776	810,544
Funds for equipment	The Export-Import Bank of Korea	2020.10.27~ 2022.03.10	3M USD LIBOR + 1.03~1.40		607,845	978,233
Funds for equipment	The Export-Import Bank of Korea	2021.12.25~ 2021.12.27	3M USD LIBOR + 1.65		289,059	—
	Korea Development Bank	2020.06.30~ 2026.10.02	3M USD LIBOR + 0.95~1.1		622,318	181,692
	Woori Bank	2020.03.11	3M USD LIBOR + 0.98		43,417	125,787
	Hana Bank	—	—		—	44,724
	NongHyup Bank	—	—		—	22,362
	China Bank	2022.11.28	3M USD LIBOR + 1.70		124,873	7,484
Syndicated loan	Industrial & Commercial Bank of China and others	2024.04.24	3M USD LIBOR + 1.65		3,272,146	—

					5,810,434	2,170,826

					6,312,442	2,740,231

Less: Current portion[2]					(1,259,593)	(578,665)
Less: Present value discount					(12,478)	—

				￦	5,040,371	2,161,566

[1]	As of December 31, 2019, the annual interest rates are as follows:

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

18.    Borrowings,  continued

Type	Interest rate per annum as of December 31, 2019
3M USD LIBOR	1.91%
3M JPY LIBOR	-0.05%

[2]

As of December 31, 2018, finance lease borrowings are subject to finance lease liabilities in accordance with IAS 17. As a result of the adoption of IFRS 16, lease liabilities are presented separately from borrowings in the consolidated statement of financial position as of December 31, 2019.

(4) Details of debentures as of December 31, 2019 and 2018 are as follows:

	Maturity date	Interest rate per annum in 2019 (%)	2019		2018
			(In millions of won)
Unsecured notes in local currency:
Unsecured corporate bonds 212th	2019.05.30	—	￦	—	450,000
Unsecured corporate bonds 214-1st	2020.08.26	2.27		210,000	210,000
Unsecured corporate bonds 214-2nd	2022.08.26	2.63		140,000	140,000
Unsecured corporate bonds 215-2nd	2020.11.25	2.56		100,000	100,000
Unsecured corporate bonds 215-3rd	2022.11.25	2.75		10,000	10,000
Unsecured corporate bonds 216-2nd	2021.02.19	2.22		180,000	180,000
Unsecured corporate bonds 216-3rd	2023.02.19	2.53		80,000	80,000
Unsecured corporate bonds 217-2nd	2021.05.27	2.30		150,000	150,000
Unsecured corporate bonds 218th	2023.03.14	3.01		300,000	300,000
Unsecured corporate bonds 219-1st	2023.08.27	2.48		250,000	250,000
Unsecured corporate bonds 219-2nd	2025.08.27	2.67		90,000	90,000
Unsecured corporate bonds 220-1st	2022.05.09	1.96		410,000	—
Unsecured corporate bonds 220-2nd	2024.05.09	1.99		200,000	—
Unsecured corporate bonds 220-3rd	2026.05.09	2.17		120,000	—
Unsecured corporate bonds 220-4rd	2029.05.09	2.54		250,000	—

				2,490,000	1,960,000

Unsecured notes in foreign currency:
Unsecured global bonds 9th	2024.09.17	3.00		578,900	—

				3,068,900	1,960,000

Less: Discounts on debentures				(13,712)	(4,082)
Less: Current portion				(309,823)	(449,850)

			￦	2,745,365	1,506,068

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

19.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Current
Advance receipts	￦	9,901	8,973
Unearned income		190	186
Withholdings		59,186	49,770
Deposits received		1,341	1,036
Contract liabilities		86,999	80,373
Others		5,380	7,500

		162,997	147,838

Non-current
Other long-term employee benefits		82,873	74,403
Long-term advance receipts		4,900	4,900

		87,773	79,303

	￦	250,770	227,141

20.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	3,992	15,811	(15,722)	—	4,081
Legal claims		5,881	—	(5,881)	—	—
Emission allowances		46,335	—	(2,702)	(37,013)	6,620

	￦	56,208	15,811	(24,305)	(37,013)	10,701

	2018
	Beginning balance		Increase	Utilization	Ending Balance
	(In millions of won)
Warranty	￦	3,807	8,848	(8,663)	3,992
Legal claims		9,460	5,881	(9,460)	5,881
Emission allowances		37,412	8,923	—	46,335

	￦	50,679	23,652	(18,123)	56,208

(2) Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

20.    Provisions,  continued

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

21.    Defined Benefit Liabilities

Under the defined benefit plan, the Group pays employee benefits to retired employees in the form of a lump sum based on their salaries and years of service at the time of their retirement. Accordingly, the Group is exposed to a variety of actuarial assumption risks such as risk associated with expected years of service, interest risk, and market (investment) risk.

(1) Details of defined benefit liabilities (assets) as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Present value of defined benefit obligations	￦	1,936,868	1,609,055
Fair value of plan assets		(1,886,650)	(1,608,832)

Net defined benefit liabilities	￦	50,218	223

Defined benefit liabilities		53,624	5,387
Defined benefit assets[1]		(3,406)	(5,164)

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations amounted to ￦3,406 million and ￦5,164 million as of December 31, 2019 and 2018 are presented as defined benefit assets.

(2) Principal actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	2019 (%)	2018 (%)
Discount rate for defined benefit obligations	1.92 ~ 3.47	2.64 ~ 3.78
Expected rate of salary increase	2.70 ~ 5.94	2.70 ~ 5.83

(3) Weighted average durations of defined benefit obligations as of December 31, 2019 and 2018 are 11.48 and 11.64 years, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

21.    Defined Benefit Liabilities,  continued

(4) Changes in defined benefit obligations for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	1,609,055	1,330,559
Current service cost		220,870	179,689
Interest expense		59,683	56,465
Transfer from associates		2,408	1,077
Remeasurements:		97,434	73,727
Demographic assumption		67	3,138
Financial assumption		76,241	102,639
Adjustment based on experience		21,126	(32,050)
Benefits paid		(52,609)	(36,798)
Business combination		—	4,300
Effect of movements in exchange rates		27	36

Ending balance	￦	1,936,868	1,609,055

(5) Changes in plan assets for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance	￦	1,608,832	1,337,848
Contributions		279,751	276,739
Interest income		59,554	56,651
Transfer from associates		3,430	1,837
Benefits paid		(38,008)	(34,768)
Business combination		—	3,009
Remeasurements		(26,909)	(32,484)

Ending balance	￦	1,886,650	1,608,832

(6) The amounts recognized in profit or loss for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Current service cost	￦	220,870	179,689	156,777
Net interest expense		129	(186)	11,997

	￦	220,999	179,503	168,774

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

21.    Defined Benefit Liabilities,  continued

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Cost of sales	￦	120,736	101,944	95,301
Selling and administrative expenses		100,263	77,559	73,473

	￦	220,999	179,503	168,774

(8) Details of plan assets as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Deposits	￦	1,884,630	1,607,552
Others		2,020	1,280

	￦	1,886,650	1,608,832

Actual return on plan assets for the year ended December 31, 2019 amounted to ￦32,645 million (2018 : ￦24,167 million and 2017: ￦15,350 million).

(9) As of December 31, 2019, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2020 is ￦196,131 million under the assumption that the Group maintains the defined benefit plan.

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2019 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate	Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦(197,787)	233,001
Expected rate of salary increase (if changed by 1%)	231,698	(200,399)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2019 is as follows:

	Less than 1 year		2 - 5 years	6 - 10 years	More than 11 years	Total
	(In millions of won)
Benefits paid	￦	59,918	348,940	623,402	1,854,515	2,886,775

Information about the maturity profile is based on the undiscounted and vested amount of defined benefit obligation as of December 31, 2019, and classified by employee’s expected years of remaining services.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

21.    Defined Benefit Liabilities,  continued

(12) The Group adopted defined contribution plan for retirement benefit for employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦455 million (2018: ￦216 million) was expensed for the year ended December 31, 2019.

22.    Deferred Income Tax

(1) Changes in deferred income tax assets and liabilities for the years ended December 31, 2019 and 2018 without taking into consideration the offsetting of balances within the same tax authority, are as follows:

	2019
	January 1, 2019		Profit or loss	Equity	Foreign exchange differences	December 31, 2019
	(In millions of won)
Inventories, net	￦	102,812	73,691	—	240	176,743
Property, plant and equipment, net		140,762	71,659	—	(6,718)	205,703
Defined benefits liabilities, net		(609)	(25,776)	34,132	10	7,757
Short-term and long-term investment assets and others		(32,984)	5,429	—	—	(27,555)
Employee benefits		39,954	6,583	—	—	46,537
Provisions		19,169	(15,599)	—	19	3,589
Other assets and other liabilities		24,583	(12,872)	—	(82)	11,629
Accrued expenses		48,883	43,526	—	—	92,409
Others		56,653	(35,239)	—	(6,734)	14,680

Deferred tax assets for temporary differences, net		399,223	111,402	34,132	(13,265)	531,492

Tax credit carryforwards recognized		15,189	(9,542)	—	604	6,251
Tax loss carryforwards recognized		123,007	(10,023)	—	4,396	117,380

Deferred tax assets recognized, net	￦	537,419	91,837	34,132	(8,265)	655,123

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

22.    Deferred Income Tax,  continued

	2018
	January 1, 2018		Profit or loss	Equity	Foreign exchange differences	December 31, 2018
	(In millions of won)
Inventories, net	￦	47,169	55,513	—	130	102,812
Property, plant and equipment, net		236,870	(96,703)	—	594	140,761
Defined benefits liabilities, net		416	(30,020)	29,182	(187)	(609)
Short-term and long-term investment assets and others		43,191	(76,175)	—	—	(32,984)
Employee benefits		34,166	5,785	—	3	39,954
Provisions		18,268	794	—	108	19,170
Other assets and other liabilities		14,743	9,840	—	—	24,583
Accrued expenses		13,641	35,242	—	—	48,883
Others		47,832	17,408	—	(8,587)	56,653

Deferred tax assets for temporary differences, net		456,296	(78,316)	29,182	(7,939)	399,223

Tax credit carryforwards recognized		7,813	6,693	—	684	15,190
Tax loss carryforwards recognized		130,120	(14,286)	—	7,172	123,006

Deferred tax assets recognized, net	￦	594,229	(85,909)	29,182	(83)	537,419

(2) As of December 31, 2019 and 2018, the temporary differences that are not recognized as deferred tax assets (liabilities) are as follows:

	2019		2018
	(In millions of won)
Investments in subsidiaries, associates, and joint ventures and others	￦	(344,446)	(5,139)
Deductible temporary differences and others		18,863	17,756

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

23.    Derivative Financial Instruments

(1) Details of derivative financial instruments applying cash flow hedge accounting for the year ended December 31, 2019 are as follows:

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
(In millions of foreign currencies)

2019.09.17	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	Foreign currency risk	Fixed-to-fixed cross currency swap	Kookmin Bank and other	2019.09.17~2 024.09.17

2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)	Foreign currency and interest rate risk	Floating-to- fixed cross currency interest rate swap	Korea Development Bank	2019.10.02~2 026.10.02

(2) The derivative financial instruments held by the Group are presented in non-current other financial liabilities in the consolidated financial statements of financial position and the details are as follows:

Type of contract	Hedged items	Cash flow hedge		Fair value
	(In millions of won and millions of foreign currencies)
Fixed-to-fixed cross currency swap	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	￦	10,572	10,572
Floating-to-fixed cross currency interest rate swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)		4,960	4,960

		￦		15,532

As of December 31, 2019, changes of fair value of the derivative is recognized in other comprehensive income as all of designated hedging instruments are effective for foreign currency risk or foreign currency and interest rate risk.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

24.    Capital Stock, Capital Surplus and Other Equity

(1) The Parent Company has 9,000,000,000 authorized shares and the face value per share is ￦5,000 as of December 31, 2019. The number of shares issued, common stock, capital surplus and other capital as of December 31, 2019 and 2018, are as follows:

	2019		2018
	(In millions of won, thousands of shares)
Issued shares[1]		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Others		517,939	517,939

		4,143,736	4,143,736

Other equity:
Acquisition cost of treasury shares		(2,508,427)	(2,508,427)
Stock option		3,714	1,976

	￦	(2,504,713)	(2,506,451)

Number of treasury shares		44,001	44,001

[1]	As of December 31, 2019, total number of shares is 728,002 thousand shares, which differs from total issued shares due to the effect of stock retirement.

(2) The number of outstanding shares, which deducted treasury shares held by the Parent Company from listed shares, is 684,002 thousands as of December 31, 2019 and 2018.

25.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	3,278	(18,166)
Foreign operations — foreign currency translation differences		(314,966)	(464,653)
Gain on valuation of derivatives		12,753	—

	￦	(298,935)	(482,819)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

25.    Accumulated Other Comprehensive Loss,  continued

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Beginning balance		Change	Ending balance
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(18,166)	21,444	3,278
Foreign operations — foreign currency translation differences		(464,653)	149,687	(314,966)
Gain on valuation of derivatives		—	12,753	12,753

	￦	(482,819)	183,884	(298,935)

	2018
	Beginning balance		Change	Effect of significant change in accounting policy[1]	Ending balance
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(20,442)	2,276	—	(18,166)
Loss on valuation of long-term investment assets		(10,735)	—	10,735	—
Foreign operations — foreign currency translation differences		(471,087)	6,434	—	(464,653)

	￦	(502,264)	8,710	10,735	(482,819)

[1]

Due to the application of IFRS 9, available-for-sale financial assets for equity investments were reclassified to financial assets measured at financial assets at fair value through profit or loss. As a result of this reclassification, as at January 1, 2018, other comprehensive loss of ￦10,735 million was reclassified to retained earnings.

26.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Legal reserve[1]	￦	281,555	178,954
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		42,413,614	41,619,141

	￦	42,930,675	42,033,601

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

26.    Retained Earnings and Dividends,  continued

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won and in thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		684,002	684,002	706,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		20%	30%	20%
Total dividends	￦	684,002	1,026,003	706,002

(b) Dividend payout ratio for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Dividends	￦	684,002	1,026,003	706,002
Profit attributable to owners of the Parent Company		2,013,288	15,540,111	10,641,512
Dividend payout ratio		33.97%	6.60%	6.63%

(c) Dividend yield ratio for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In won)
Dividends per share	￦	1,000	1,500	1,000
Closing stock price		94,100	60,500	76,500
Dividend yield ratio		1.06%	2.48%	1.31%

27.    Revenue

(1) Details of the Group’s revenue for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Sale of goods	￦	26,922,416	40,388,846	30,035,297
Providing services		68,317	56,220	74,137

	￦	26,990,733	40,445,066	30,109,434

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
DRAM	￦	20,292,687	32,370,936	22,887,259
NAND Flash		5,139,563	7,420,857	6,648,748
Other		1,558,483	653,273	573,427

	￦	26,990,733	40,445,066	30,109,434

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

27.    Revenue,  continued

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Korea	￦	1,446,997	840,491	1,207,464
China		12,570,278	15,785,993	10,074,686
Taiwan		1,444,188	2,950,067	2,626,577
Asia (other than China and Taiwan)		2,301,314	4,609,601	3,574,788
U.S.A.		8,141,151	14,278,161	11,063,503
Europe		1,086,805	1,980,753	1,562,416

	￦	26,990,733	40,445,066	30,109,434

(4) Details of the Group’s revenue by the timing of revenue recognition for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Performance obligations satisfied at a point in time	￦	26,922,416	40,388,846	30,035,297
Performance obligations satisfied over time		68,317	56,220	74,137

	￦	26,990,733	40,445,066	30,109,434

(5) Revenue recognition policies and performance obligations

Revenue is measured based on the promised consideration specified in a contract with a customer. The Group recognizes revenue when the Group transfers a promised good or service to a customer.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

27.    Revenue,  continued

Revenue recognition policies regarding the nature and timing of performance obligation satisfaction in the contract are as follows:

	Nature and timing of performance obligation satisfaction	Revenue recognition policies
Sale of goods

Revenue is recognized when the customer obtains control of that asset, which is typically upon delivery or shipment depending on the terms of the contract.

When the good is defective, the customer is granted the right to return the defective goods in exchange for a functioning product or cash.

Revenue is measured at the amount of consideration for the sale of goods, reflecting the expected amount of return estimated through historical information. The Group’s right to recover products from customers and refund liability are recognized.

Refund liability is initially measured at the former carrying amount of the product less any expected costs to recover those products. Refund liability is included in other current liabilities (See note 19) and right to recover products from customers is included in other current assets (See note 10).The Group reviews its estimate of expected returns at the end of each reporting period and updates the amounts of the asset and liabilities accordingly.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

28.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	516,226	564,923	467,824
Defined benefit plan		34,692	27,200	25,841
Employee benefits		141,104	115,892	87,299
Commission		460,644	369,307	232,799
Depreciation		206,429	130,229	96,153
Amortization		687,365	442,389	348,519
Freight and custody charge		40,222	27,412	38,920
Legal cost		31,679	34,032	33,251
Rental		6,933	13,301	13,633
Taxes and dues		54,525	31,785	17,132
Training		43,217	32,636	27,105
Advertising		92,792	92,025	83,748
Utilities		12,193	11,603	14,480
Supplies		99,029	103,384	82,108
Repair		29,546	24,938	35,871
Travel and transportation		16,731	15,483	11,166
Sales promotion		68,479	64,837	57,180
Sales repair		21,085	6,243	7,682
Others		34,206	28,859	30,168

		2,597,097	2,136,478	1,710,879

Research and development:
Expenditure on research and development		3,188,531	2,894,954	2,487,033
Development cost capitalized		(332,888)	(610,954)	(511,647)

		2,855,643	2,284,000	1,975,386

	￦	5,452,740	4,420,478	3,686,265

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

29.    Expenses by Nature

Nature of expenses for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019		2018	2017
	(In millions of won)
Changes in finished goods and work-in-process	￦	(523,777)	(1,473,125)	(528,298)
Raw materials, supplies and consumables		6,746,715	5,659,357	4,257,017
Employee benefit		3,411,234	3,669,809	3,059,690
Depreciation and amortization		8,493,295	6,309,070	4,912,260
Royalty		137,157	172,615	221,789
Commission		2,078,900	1,675,122	1,254,084
Utilities		1,355,547	1,131,394	971,489
Repair		1,071,976	1,023,685	946,132
Outsourcing		1,201,938	1,072,241	895,996
Others		305,030	361,148	397,949

Total[1]	￦	24,278,015	19,601,316	16,388,108

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

30.    Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Finance income:
Interest income	￦	30,062	62,478	54,275
Dividend income		429	2,136	13
Foreign exchange differences[1]		1,143,099	1,386,287	893,047
Gain from derivative instruments		—	—	902
Gain on valuation of short-term investment assets[3]		5,811	16,740	1,399
Gain on valuation of long-term investment assets[3]		8,237	182,461	—
Gain on disposal of short-term investment assets[3]		58,784	36,349	15,754
Gain on disposal of long-term investment assets[3]		1,218	5,504	31,078

		1,247,640	1,691,955	996,468

Finance expenses:
Interest expenses		238,508	94,635	123,918
Foreign exchange differences[2]		1,034,104	1,046,217	1,124,628
Loss from derivative instruments		—	—	913
Loss on disposal of long-term investment assets[3]		786	—	158
Loss on valuation of long-term investment assets[3]		241,471	1,282	—

		1,514,869	1,142,134	1,249,617

Net finance income (expense)	￦	(267,229)	549,821	(253,149)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

30.    Finance Income and Expenses,  continued

[1]

Gain on foreign currency translation related to fair value of long-term investment assets amounting to ￦212,450 million is included for the years ended December 31, 2019 (2018: ￦87,546 million and 2017: nil), respectively.

[2]

Loss on foreign currency translation related to fair value of long-term investment assets amounting to ￦1,931 million is included for the years ended December 31, 2019 (2018: ￦300 million and 2017: nil), respectively.

[3]	Gain (loss) related to investment assets for the year ended December 31, 2017 were reclassified to conform with the classification for the year ended December 31, 2019 and 2018.

31.    Other Income and Expenses

(1) Other income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	26,158	39,403	35,161
Gain on disposal of intangible asset		—	—	758
Others		62,021	73,407	41,963

	￦	88,179	112,810	77,882

(2) Other expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	11,531	59,738	10,229
Loss on disposal of intangible assets		7,668	5,545	4,872
Loss on disposal of trade receivables		8,564	9,031	7,049
Loss on impairment of intangible assets		71	4,483	769
Donation		59,522	62,041	76,195
Others		26,219	37,520	19,746

	￦	113,575	178,358	118,860

32.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	603,692	5,728,798	2,687,405
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(85,520)	(13,661)	(56,072)

		518,172	5,715,137	2,631,333

Deferred tax:
Changes in net deferred tax assets		(91,837)	85,909	166,014

Income tax expense	￦	426,335	5,801,046	2,797,347

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

32.    Income Tax Expense,  continued

(2) The relationship between tax expense and accounting profit for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Profit before income tax	￦	2,442,726	21,341,030	13,439,566
Tax calculated at domestic tax rates applicable to profits in the respective countries		661,387	5,858,421	3,204,233
Tax effects of:
Tax-exempt income		(36,618)	(39,732)	(157)
Non-deductible expenses		11,694	10,008	4,703
Changes in unrecognized deferred tax assets		(93,041)	88,614	(113,829)
Tax credits		(102,755)	(173,826)	(126,213)
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(85,520)	(13,661)	(56,072)
Others		71,188	71,222	(115,318)

Income tax expense	￦	426,335	5,801,046	2,797,347

(3) Income taxes recognized directly in equity for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Remeasurements of defined benefit liabilities	￦	34,132	29,182	(1,114)
Gain on valuation of available-for-sale financial assets		—	—	4,072
Gain on valuation of derivatives		(4,837)	—	—

	￦	29,295	29,182	2,958

33.    Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares during the years.

(1) Basic earnings per share for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won, except for shares and per share information)
Profit attributable to ordinary shareholders of the Parent Company	￦	2,013,288	15,540,111	10,641,512
Weighted average number of outstanding ordinary shares[1]		684,001,795	698,278,083	706,001,795
Basic earnings per share (in won)	￦	2,943	22,255	15,073

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2019	2018	2017
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(44,000,570)	(29,724,282)	(22,000,570)

Weighted average number of outstanding ordinary shares	684,001,795	698,278,083	706,001,795

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

33.    Earnings per Share,  continued

(2) Diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders of the Parent Company	￦	2,013,288	15,540,111	10,641,512
Weighted average number of diluted outstanding ordinary shares[1]		684,089,944	698,364,251	706,038,232
Diluted earnings per share (in won)	￦	2,943	22,252	15,072

[1]	Weighted average number of diluted ordinary shares outstanding is calculated as follows:

	2019	2018	2017
	(In shares)
Weighted average number of outstanding ordinary shares	684,001,795	698,278,083	706,001,795
Stock options	88,149	86,168	36,437

Weighted average number of diluted outstanding ordinary shares	684,089,944	698,364,251	706,038,232

34.    Transactions with Related Parties and Others

(1) Details of related parties as of December 31, 2019 are as follows:

Type	Name of related parties
Associates

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,

SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),

WooYoung Farm Co., Ltd.

Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd., Hystars Semiconductor (Wuxi) Co., Ltd.
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

34.    Transactions with Related Parties and Others,  continued

(2) Significant transactions for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associate	SK China Company Limited	￦	15	10,954	—	—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		4,362	656,911	1,616	14,458
	Hystars Semiconductor (Wuxi) Co., Ltd.		238	—	—	—
Other related parties	SK Telecom Co., Ltd.[1]		167,878	242,559	10,699	—
	SK Holdings Co., Ltd.[2]		25,912	265,496	259,280	—
	ESSENCORE Limited		708,497	—	—	—
	SK Engineering & Construction Co., Ltd.		60,886	1,249	1,851,230	—
	SK Energy Co., Ltd.		62,220	73,717	—	—
	SK Networks Co., Ltd.		12,704	12,698	—	—
	SKC Solmics Co., Ltd.		676	82,814	1,067	—
	Chungcheong energy service Co., Ltd.		215	27,215	—	—
	SK Materials Co., Ltd.		4,118	79,000	—	—
	SK Siltron Co., Ltd.		32,411	397,327	—	—
	SK Airgas Co., Ltd.		106	72,675	—	—
	Others		163,648	484,678	68,445	—

		￦	1,243,886	2,407,293	2,192,337	14,458

[1]	Operating expense and others include dividend payments of ￦219,200 million.

[2]	For the year ended December 31, 2019, royalty paid for the use of the SK brand amounted to ￦82,629 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

34.    Transactions with Related Parties and Others,  continued

	2018
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associate	SK China Company Limited	￦	—	9,699	—	—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		3,442	621,986	1,901	13,120
	Hystars Semiconductor (Wuxi) Co., Ltd.		162	—	—	—
Other related parties	SK Telecom Co., Ltd.[1]		313	162,342	46,122	—
	SK Holdings Co., Ltd.[2]		1,465	231,180	539,447	—
	ESSENCORE Limited		917,320	—	—	—
	SK Engineering & Construction Co., Ltd.		4,038	25,882	2,484,366	—
	SK Energy Co., Ltd.		4,040	71,059	—	—
	SK Networks Co., Ltd.		—	7,190	10,600	—
	SKC Solmics Co., Ltd.		—	21,724	1,439	—
	Chungcheong energy service Co., Ltd.		—	19,112	203	—
	SK Materials Co., Ltd.		—	68,957	—	—
	SK Siltron Co., Ltd.		4,392	338,741	—	—
	SK Airgas Co., Ltd.		2	37,610	259	—
	Others		459	321,325	68,205	—
Other	HAPPYNARAE Co., Ltd.[3]		39	576,043	68,630	—

		￦	935,672	2,512,850	3,221,172	13,120

[1]	Operating expense and others include dividend payments of ￦146,100 million.

[2]	For the year ended December 31, 2018, royalty paid for the use of the SK brand amounted to ￦61,955 million.

[3]	The amounts represent the transactions prior to the date of acquisition of HAPPYNARAE Co., Ltd.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

34.    Transactions with Related Parties and Others,  continued

	2017
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associates	SK China Company Limited	￦	—	5,836	—	—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		5,782	582,745	—	14,828
Other related parties	SK Telecom Co., Ltd.[1]		318	96,441	24,183	—
	SK Holdings Co., Ltd.[2]		994	174,556	142,913	—
	ESSENCORE Limited		749,238	—	—	—
	SK Engineering & Construction Co., Ltd.		27,433	7,290	1,464,735	—
	SK Energy Co., Ltd.		5,075	54,682	—	—
	SK Networks Co., Ltd.		—	5,350	—	—
	SKC Solmics Co., Ltd.		—	30,486	1,020	—
	Chungcheong energy service Co., Ltd.		10	16,062	10	—
	SK Materials Co., Ltd.		3	50,657	—	—
	SK Siltron Co., Ltd.		1,538	84,791	—	—
	SK Airgas Co., Ltd.		1	13,648	—	—
	Others		666	153,219	29,787	—
Other	HAPPYNARAE Co., Ltd.[3]		34	455,632	36,516	—

		￦	791,092	1,731,395	1,699,164	14,828

[1]	Operating expense and others include dividend payments of W87,660 million.

[2]	For the year ended December 31, 2017, royalty paid for the use of the SK brand amounted to W34,882 million.

[3]	The transaction is incurred before HAPPYNARAE Co., Ltd. is included in a consolidation scope and the Group acquired control over the HAPPYNARAE Co., Ltd. during the year ended December 31, 2018.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

34.    Transactions with Related Parties and Others,  continued

(3) The balances of significant transactions as of December 31, 2019 and 2018 are as follows:

	2019
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associate	SK China Company Limited	￦	1	10,883
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		357	395,529
	Hystars Semiconductor (Wuxi) Co., Ltd.		—	—
Other related parties	SK Telecom Co., Ltd.		9,334	7,342
	SK Holdings Co., Ltd.		3,668	151,940
	ESSENCORE Limited		37,823	—
	SK Engineering & Construction Co., Ltd.		6,012	855,621
	SK Energy Co., Ltd.		3,207	24,203
	SK Networks Co., Ltd.		897	7,243
	SKC solmics Co., Ltd.		55	17,463
	Chungcheong energy service Co., Ltd.		13	3,599
	SK Materials Co., Ltd.		360	7,681
	SK Siltron Co., Ltd.[1]		99,203	36,395
	SK Airgas Co., Ltd.		43	277,059
	Others		20,486	102,535

		￦	181,459	1,897,493

[1]	Trade receivable and others include ￦96,216 million advance paid for the purchase of wafers (See note 35-(9)).

	2018
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associates	SK China Company Limited	￦	1	9,060
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.		33	102,932
	Hystars Semiconductor (Wuxi) Co., Ltd.		19	—
Other related parties	SK Telecom Co., Ltd.		3,339	15,489
	SK Holdings Co., Ltd.		1,876	144,225
	ESSENCORE Limited		71,673	—
	SK Engineering & Construction Co., Ltd.		12,910	744,935
	SK Energy Co., Ltd.		5,350	9,005
	SK Networks Co., Ltd.		790	1,452
	SKC Solmics Co., Ltd.		57	8,113
	Chungcheong energy service Co., Ltd.		4	3,644
	SK Materials Co., Ltd.		443	18,214
	SK Siltron Co., Ltd.		156,023	37,070
	SK Airgas Co., Ltd.		4	24,027
	Others		14,914	96,928

		￦	267,436	1,215,094

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

34.    Transactions with Related Parties and Others,  continued

(4) Key management compensation

The Group considers registered directors who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for the years ended December 31, 2019, 2018 and 2017 are as follows:

Details	2019		2018	2017
	(In millions of won)
Salaries	￦	3,849	2,999	6,033
Defined benefit plan related expenses		406	351	774
Share-based payment		954	51	—

	￦	5,209	3,401	6,807

(5) The Group provides payment guarantee amounting to RMB 702 million for Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group. (See note 35-(7))

(6) The Group’s establishments of subsidiaries during the year ended December 31, 2019 are presented in note 1 and the Group’s acquisitions and additional contributions to associates during the year ended December 31, 2019 are presented in note 11.

35.     Commitments and Contingencies

(1)     The details of litigations and claims of the Group as of December 31, 2019 are as follows:

(a)     Lawsuit from Netlist, Inc.

Netlist, Inc. filed lawsuits against the Parent Company, and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc. alleging infringement of multiple patents to the U.S. District Court for the Central District of California, on August 31, 2016 and June 14, 2017, to the U.S. International Trade Commission (“ITC”) on September 1, 2016 and October 31, 2017.

Meanwhile, the lawsuit filed to the U.S. ITC on September 1, 2016 was provisionally concluded on January 16, 2018 that the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc., did not infringe the patents of Netlist, Inc. Against the conclusion, Netlist, Inc. filed a petition on March 26, 2018. As the U.S. Federal Court of Appeals rejected Netlist, Inc.’s appeal on December 12, 2019, the ruling that the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc., did not infringe the patent was finalized.

Regarding the lawsuit filed to the U.S. ITC on October 31, 2017, the U.S. ITC issued an initial determination on October 21, 2019, finding the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc., violated one patent of Netlist, Inc. A decision on whether to have a rehearing the tentative decision will be made. As of December 31, 2019, the final result cannot be predicted.

Meanwhile, Netlist, Inc. filed a lawsuit against the Parent Company for infringement of one German patent to the District Court of Munich on July 11, 2017. The District Court of Munich rendered its decision finding no infringement by the Parent Company on January 31, 2019. Netlist, Inc. filed a notice of appeal against the decision to the Higher Regional Court of Munich on March 5, 2019 but withdrew the notice of appeal on June 11, 2019, thus the non-infringement decision of the District Court of Munich became the final and conclusive ruling.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

35.     Commitments and Contingencies,  continued

(b)     Price-fixing class-action lawsuits in North America

On April 27, 2018, a purported class-action lawsuit was filed against the Parent Company and its subsidiary, SK hynix America Inc. in the U.S. District Court for the Northern District of California asserting claims based on alleged price-fixing of DRAM products during the period from June 1, 2016 to February 1, 2018. Similar lawsuits were subsequently filed in federal court in the U.S., as well as in Canadian courts in British Columbia, Quebec and Ontario. As of December 31, 2019, the lawsuits filed have not been finalized and the Group is unable to predict the outcome of these matters and therefore cannot reliably estimate the range of possible loss.

(c)     The antitrust investigation in China

The State Administration for Market Regulation of China initiated to investigate the violation of the antitrust law regarding on primary DRAM businesses’ sales in China in May 2018. The investigation is ongoing. As of December 31, 2019, the Group is unable to predict the outcome of these matters and therefore cannot reliably estimate the range of possible loss.

(d)     Other patent infringement claims and litigation

In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and has recognized a liability when it represents a present obligation as a result of past event and it is probable that an outflow of resources will arise and a loss can be reliably estimated.

(2)     Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid on a lump-sum or running basis in accordance with the respective agreements. The lump-sum royalties are expensed over the contract period using the straight-line method.

(3)    Contract for supply of industrial water

The Group has entered into a new contract with Veolia Water Industrial Development Co., Ltd. (“Veolia”) under which the Group purchases industrial water from Veolia during the period of June 2018 through May 2023. According to the contract, the Group is obligated to pay base service charges, which are predetermined and additional service charges which are variable according to the volume of water used.

(4)    Post- process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH”)

The Group has entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

35.     Commitments and Contingencies,  continued

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2019 are as follows:

	Book value		Pledged amount
Category	Currency	Amount	Currency	Amount in USD	Amount in KRW	Remark
	(In millions of won and millions of foreign currencies)
Land and buildings	KRW	55,479	USD	53	61,587	Borrowings for equipment and others
			KRW	—	5,864
Machinery	KRW	5,375,555	USD	6,258	7,245,003
			KRW	—	600,000

			USD	6,311	7,306,590
	KRW	5,431,034	KRW	—	605,864

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2019 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	Hana Bank and others	Import finance including usance	USD	275
		Comprehensive limit contract for import and export including usance	USD	1,060
		Commitment as form of issuance for commercial paper	KRW	400,000
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	140,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance including usance	RMB USD	2,300 4,447
SK hynix America Inc. and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	757
		Import finance including bills bought	USD	45
Domestic subsidiaries	Hana Bank and others	Finance secured by accounts receivables	KRW	53,820
		Agent agreement for payment of goods received	KRW	12,500

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

35.     Commitments and Contingencies,  continued

(7)    Details of guarantees provided to others as of December 31, 2019 are as follows:

	Currency	Amount	Remark
		(In millions of U.S. dollars)
Taiwan Semiconductor Manufacturing Company, Limited.[1]	USD	60	Guarantees for supply agreement
Wuxi Xinfa Group Co., Ltd.[2]	RMB	702	Guarantees for borrowing

[1]	The Group received a deposit of ￦1,000 million as collateral from ADTechnology Inc. regarding payment guarantee for Taiwan Semiconductor Manufacturing Company, Limited.

[2]	The Group provides payment guarantee to Wuxi Xinfa Group Co., Ltd. for borrowings and accrued interests of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group.

(8)    Capital commitments

The Group’s commitments in relation to capital expenditures on property, plant and equipment as of December 31, 2019 are ￦232,387 million (as of December 31, 2018: ￦1,857,092 million).

(9)    Long-term purchase agreement for raw materials

The Group has entered into a procurement agreement with SK Siltron Co., Ltd. from 2019 to 2023 for a stable supply of wafer with an advanced payment of ￦150,000 million during the year ended December 31, 2017. The advanced payment used in connection with the purchase of wafer during 2019 is ￦53,784 million, and the balance of the advance payment as of December 31, 2019 is ￦96,216 million. Meanwhile, SK Siltron Co., Ltd. has committed to providing a certain portion of its investment assets as collateral to secure the advanced payment.

(10)    Investment in KIOXIA Holdings Corporation (“KIOXIA”)

In regards to the Group’s interests in KIOXIA through its investments in BCPE Pangea Intermediate holdings Cayman, L.P. and BCPE Pangea Cayman2 Limited, equity shares in KIOXIA owned, directly or indirectly, by the Group are limited to a certain percentage during certain periods after the date of acquisition. In addition, during the same periods, the Group does not have the right in appointing KIOXIA’s directors and is unable to exercise significant influence over decision-making for KIOXIA’s operation and management.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

36.    Statements of Cash Flows

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Profit for the year	￦	2,016,391	15,539,984	10,642,219
Adjustment
Income tax expense		426,335	5,801,046	2,797,347
Defined benefit plan related expenses		220,999	179,503	168,774
Depreciation of property, plant and equipment		7,511,794	5,904,156	4,618,776
Depreciation of investment property		37	84	105
Amortization		795,169	524,095	407,354
Depreciation of right-of-use assets		246,396	—	—
Share-based compensation expenses		1,738	1,163	813
Loss on disposal of property, plant and equipment		11,531	59,738	10,229
Loss on disposal of intangible assets		7,668	5,545	4,872
Loss on impairment of intangible assets		71	4,483	769
Loss on valuation of long-term investment asset		241,471	1,282	—
Impairment loss on associate investment		1,695	1,695	—
Interest expense		238,508	94,635	123,918
Loss on foreign currency translation		241,358	181,210	246,316
Loss on disposal of trade receivables		8,564	9,031	7,049
Gain on equity method investments, net		(24,328)	(14,702)	(12,367)
Gain on disposal of property, plant and equipment		(26,158)	(39,403)	(35,161)
Gain on disposal of intangible assets		—	—	(758)
Gain on valuation of short-term investment assets		(5,811)	(16,740)	(1,399)
Gain on disposal of short-term investment assets		(58,784)	(36,349)	(15,754)
Gain on valuation of long-term investment assets		(8,237)	(182,461)	—
Gain on disposal of long-term investment assets		(1,218)	(5,504)	(31,078)
Loss on derivative instruments, net		—	—	11
Interest income		(30,062)	(62,478)	(54,275)
Gain on foreign currency translation		(263,012)	(126,094)	(310,978)
Others, net		99	(1,984)	(3,385)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		2,214,776	(547,255)	(2,964,272)
Decrease (increase) in loans and other receivables		41,676	38,102	(36,541)
Increase in inventories		(851,735)	(1,782,384)	(634,623)
Decrease (increase) in other assets		114,792	(98,632)	(302,967)
Increase (decrease) in trade payables		(278,529)	58,773	514,751
Decrease in other payables		(16,623)	(16,161)	(110)
Increase (decrease) in other non-trade payables		(645,164)	542,437	666,770
Increase (decrease) in provisions		(42,787)	(25,183)	38,860
Increase in other liabilities		17,605	118,986	4,081
Payment of defined benefit liabilities		(4,120)	(8,862)	(15,313)
Contributions to plan assets		(279,751)	(276,739)	(460,772)

Cash generated from operating activities	￦	11,822,354	25,825,017	15,373,261

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

36.    Statements of Cash Flows,  continued

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017
	(In millions of won)
Investment in-kind for SK China Company Limited	￦	—	—	143,209
Increase in other payables related to acquisition of property, plant and equipment		—	954,918	1,154,195
Transfer of investment property to property, plant and equipment		1,105	984	—

(3) Changes in liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of won)
Beginning balance		5,281,937	4,171,270
Adjustments on initial application of IFRS 16[1]		1,123,422	—

Beginning balance after adjustments	￦	6,405,359	4,171,270
Cash flows from financing activities
Proceeds from borrowings		9,833,882	3,125,721
Repayments of borrowings		(4,585,425)	(2,078,522)
Payments of lease liabilities		(323,953)	—
Increase of lease liabilities		280,009	—
Foreign currency differences		90,513	61,857
Present value discount (interest expense)		27,576	1,611
Interest paid		(3,625)	—

Ending balance	￦	11,724,336	5,281,937

[1]	Lease liabilities are recognized upon adoption of IFRS 16 as of January 1, 2019.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019, 2018 and 2017

37.     Share-based payment

(1) The Parent Company accounts for share-based payment in which the Parent Company has a choice of either cash-settled payment or equity-settled payment in accordance with its substance. The details of share options as of December 31, 2019 are as follows:

	Total numbers of share option granted	Exercised	Forfeited or Cancelled	Outstanding at December 31, 2019
	(In shares)
1st	99,600	—	—	99,600
2nd	99,600	—	—	99,600
3rd	99,600	—	—	99,600
4th	7,747	—	—	7,747
5th	7,223	—	—	7,223
6th	8,171	—	—	8,171
7th	61,487	—	—	61,487
8th	61,487	—	—	61,487
9th	61,487	—	—	61,487

	506,402	—	—	506,402

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price
1st	March 24, 2017	March 24, 2017—March 24, 2019	March 25, 2019—March 24, 2022	￦	48,400
2nd	March 24, 2017	March 24, 2017—March 24, 2020	March 25, 2020—March 24, 2023		52,280
3rd	March 24, 2017	March 24, 2017—March 24, 2021	March 25, 2021—March 24, 2024		56,460
4th	January 1, 2018	January 1, 2018—December 31, 2019	January 1, 2020—December 31, 2022		77,440
5th	March 28, 2018	March 28, 2018—March 28, 2020	March 29, 2020—March 28, 2023		83,060
6th	Feb 28, 2019	February 28, 2019—February 28, 2021	March 1, 2021—February 29, 2024		73,430
7th	March 22, 2019	March 22, 2019—March 22, 2021	March 23, 2021—March 22, 2024		71,560
8th	March 22, 2019	March 22, 2019—March 22, 2022	March 23, 2022—March 22, 2025		77,290
9th	March 22, 2019	March 22, 2019—March 22, 2023	March 23, 2023—March 22, 2026		83,470

(2) Measurement of fair value

The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option at grant date. The inputs used are as follows:

	1st		2nd	3rd	4th	5th	6th	7th	8th	9th
Expected volatility		23.23%	23.23%	23.23%	22.50%	25.30%	25.60%	26.20%	26.20%	26.20%
Estimated fair value of share options	￦	10,026	9,613	9,296	16,687	18,362	16,505	17,744	16,888	16,093
Dividend yield ratio		1.20%	1.20%	1.20%	0.78%	1.23%	2.04%	1.98%	1.98%	1.98%
Risk free rate		1.86%	1.95%	2.07%	2.38%	2.46%	1.89%	1.82%	1.88%	1.91%

(3) The compensation expense for the year ended December 31, 2019 was ￦1,738 million (2018: ￦1,163 million and 2017: ￦813 million).