Form 20-F
period 2020-12-31
SK TELECOM CO LTD
filed 2021-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mr. Wooseok Lee

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

71,327,153 shares of common stock, par value ￦500 per share (not including 9,418,558 shares of common stock held by the company as treasury shares).

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 included in this annual report.

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

•

our plans for capital expenditures in 2021 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our fourth generation long-term evolution (“LTE”) network and long-term evolution advanced (“LTE-A”) services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things (“IoT”) solutions and platform services business portfolio, including artificial intelligence (“AI”) solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in media, security, commerce, mobility, IoT solutions and other innovative products and services offered through our platform services, including AI solutions, and to create synergies among our businesses, including through the adaptation of AI technology;

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

•

our ability to effectively manage our bandwidth and to timely and efficiently implement new bandwidth-efficient technologies and our intention to participate in, and acquire additional bandwidth pursuant to, frequency bandwidth auctions held, or other allocations of bandwidth, by the MSIT;

•

our expectations and estimates related to interconnection fees, rates charged by our competitors, regulatory fees, operating costs and expenditures, working capital requirements, principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings, and research and development expenditures and other financial estimates;

•	the success of our various joint ventures and investments, including SK Hynix, Inc. (“SK Hynix”), a memory-chip maker, and strategic alliances and cooperation;

•	our ability to successfully attract and retain subscribers of our telecommunications-related businesses and customers of our other businesses; and

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

You should read the selected consolidated financial and operating data below in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The selected consolidated financial data set forth below as of and for each of the five years ended December 31, 2020 have been derived from our audited consolidated financial statements and related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB.

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

	Year Ended December 31,
	2020(21)		2019(21)		2018(22)		2017		2016
	(In billions of Won, except per share and number of shares data)
STATEMENT OF INCOME DATA
Operating Revenue and Other Income	￦	18,724.3	￦	17,843.5	￦	16,945.9	￦	17,552.0	￦	17,158.3
Revenue		18,624.7		17,740.7		16,874.0		17,520.0		17,091.8
Other income		99.6		102.8		71.9		32.0		66.5
Operating Expense		17,619.7		16,836.2		16,112.1		16,327.4		15,854.9
Operating Profit		1,104.6		1,007.3		833.8		1,224.6		1,303.4
Profit before Income Tax		1,877.0		1,161.0		3,976.0		3,403.3		2,096.1
Profit from Continuing Operations		1,500.5		860.7		3,132.0		2,657.6		1,660.1
Profit for the Year		1,500.5		860.7		3,132.0		2,657.6		1,660.1
Basic Earnings per Share(1)		20,463		12,127		44,066		36,582		23,497

	Year Ended December 31,
	2020(21)	2019(21)	2018(22)	2017	2016
	(In billions of Won, except per share and number of shares data)
Diluted Earnings per Share(2)	20,459	12,127	44,066	36,582	23,497
Basic Earnings per Share from Continuing Operations(1)	20,463	12,127	44,066	36,582	23,497
Diluted Earnings per Share from Continuing Operations(2)	20,459	12,127	44,066	36,582	23,497
Dividends Declared per Share (Won)	10,000	10,000	10,000	10,000	10,000
Dividends Declared per Share (US$)(3)	9.2	8.7	9.0	9.4	8.3
Weighted Average Number of Shares	72,795,431	72,064,159	70,622,976	70,609,160	70,609,160

	As of December 31,
	2020(21)	2019(21)	2018(22)	2017	2016
	(In billions of Won)
STATEMENT OF FINANCIAL POSITION DATA
Working Capital (Deficit)(4)	￦ 597.1	￦ 236.8	￦ 1,111.3	￦ (907.3)	￦ (447.5)
Property and Equipment, Net	13,377.1	12,933.5	10,718.4	10,144.9	10,374.2
Total Assets	47,907.0	45,202.4	42,369.1	33,428.7	31,297.7
Non-current Liabilities(5)	15,332.7	14,533.8	13,172.3	8,290.4	8,737.1
Share Capital	44.6	44.6	44.6	44.6	44.6
Total Equity	24,396.2	22,816.9	22,349.3	18,029.2	16,116.4

	As of December 31,
	2020(21)	2019(21)	2018(22)	2017	2016
	(In billions of Won, except percentage data)
OTHER FINANCIAL DATA
Capital Expenditures(6)	￦ 3,557.8	￦ 3,375.9	￦ 2,792.4	￦ 2,715.9	￦ 2,490.5
Research and Development Expense	416.4	391.3	387.7	395.3	344.8
Depreciation and Amortization Expense(7)	3,991.1	3,856.7	3,126.1	3,097.5	2,941.9
Net Cash Provided by Operating Activities	5,821.9	4,035.0	4,332.6	3,855.8	4,243.2
Net Cash Used in Investing Activities	(4,250.4)	(3,581.6)	(4,047.7)	(3,070.6)	(2,462.2)
Net Cash Used in Financing Activities	(1,457.6)	(686.7)	(238.3)	(826.6)	(1,044.8)
Margins (% of Operating Revenue and Other Income):
Operating Margin(8)	5.9%	5.6%	4.9%	7.0%	7.6%
Net Margin(9)	8.0%	4.8%	18.5%	15.1%	9.7%

	As of or for the year ended December 31,
	2020	2019	2018	2017	2016
SELECTED OPERATING DATA
Population of Korea (in millions)(10)	51.8	51.8	51.8	51.8	51.7
Our Wireless Penetration(11)	60.6%	60.8%	59.6%	58.3%	57.2%
Number of Employees(12)	41,097	40,543	39,909	30,608	25,844
Our Wireless Subscribers (in thousands)(13)	31,384	31,535	30,882	30,195	29,595
Our 5G Subscribers (in thousands)(14)	5,476	2,084	—	—	—
Our 5G Penetration(15)	17.4%	6.6%	—	—	—
Our LTE Subscribers (in thousands)(16)	22,848	25,022	24,796	22,865	21,078
Our LTE Penetration(17)	72.8%	79.3%	80.3%	75.7%	71.2%
Average Monthly Data Usage per 5G Subscriber(18)	26.6 GB	28.0 GB	—	—	—
Average Monthly Data Usage per LTE Subscriber(19)	7.8 GB	8.2 GB	7.1 GB	6.0 GB	5.2 GB
Average Monthly Churn Rate(20)	1.2%	1.2%	1.2%	1.5%	1.5%
Cell Sites	57,932	63,066	54,203	52,132	54,986

(1)	Basic earnings per share is calculated by dividing profit attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period. Basic earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom by the weighted average number of common shares outstanding during the period.

(2)	Diluted earnings per share is calculated by dividing profit attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the exercise of stock options granted to employees, if any. Diluted earnings per share from continuing operations is calculated by dividing profit from continuing operations attributable to owners of SK Telecom adjusted for dilution by the potential dilutive weighted average number of common shares outstanding during the period, taking into account the exercise of stock options granted to employees, if any.

(3)	The Dollar amounts shown for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 were translated at the rate of Won 1,086.1 to US$1.00, Won 1,155.5 to US$1.00, Won 1,112.9 to US$1.00, Won 1,067.4 to US$1.00 and Won 1,203.7 to US$1.00, respectively, the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York in effect at the end of the respective years.

(4)	Working capital means current assets minus current liabilities.

(5)	Our monetary assets and liabilities denominated in foreign currencies are valued at the exchange rates prevailing at the end of each reporting period. See note 4(18) of the notes to our consolidated financial statements.

(6)	Consists of cash outflows for the acquisition of property and equipment.

(7)	Derived from our consolidated statements of income.

(8)	Operating margin represents operating profit divided by operating revenue and other income.

(9)	Net margin represents profit for the year divided by operating revenue and other income.

(10)	Population numbers reflect the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(11)	Our wireless penetration is determined by dividing our wireless subscribers by total estimated population, as of the end of the period.

(12)	Includes regular employees and temporary employees. See “Item 6.D. Employees.”

(13)	Wireless subscribers include those subscribers who are temporarily deactivated, including (i) subscribers who voluntarily deactivate temporarily for a period of up to three months no more than twice a year and (ii) subscribers with delinquent accounts who may be involuntarily deactivated up to two months before permanent deactivation, which we determine based on various factors, including prior payment history. The number of subscribers as of December 31, 2020, 2019, 2018, 2017 and 2016 include 2.3 million subscribers, 2.9 million subscribers, 3.5 million subscribers, 3.4 million subscribers and 3.2 million subscribers, respectively, of mobile virtual network operators (“MVNO”) that lease our wireless networks.

(14)	The number of 5G subscribers as of December 31, 2020 includes approximately 400 subscribers of MVNOs that lease our 5G network.

(15)	Our 5G wireless penetration is determined by dividing our 5G subscribers by our total wireless subscribers, as of the end of the period.

(16)	The number of LTE subscribers as of December 31, 2020, 2019, 2018, 2017 and 2016 include 0.7 million subscribers, 0.6 million subscribers, 0.6 million subscribers, 0.5 million subscribers and 0.3 million subscribers, respectively, of MVNOs that lease our LTE network.

(17)	Our LTE wireless penetration is determined by dividing our LTE subscribers by our total wireless subscribers, as of the end of the period.

(18)	Average monthly data usage per 5G subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of 5G subscribers for such month.

(19)	Average monthly data usage per LTE subscriber is determined by dividing the total GBs of data usage for the last month of the period by the average number of LTE subscribers for such month.

(20)	The average monthly churn rate for a period is the number calculated by dividing the sum of voluntary and involuntary deactivations during the period by the simple average of the number of subscribers at the beginning and end of the period, then dividing that number by the number of months in the period. Churn includes subscribers who upgrade to a next-generation service, such as 5G, by terminating their service and opening a new subscriber account.

(21)	We adopted IFRS 16, Leases, in the fiscal year beginning on January 1, 2019 using the modified retrospective method by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings as of such date. In the fiscal year beginning on January 1, 2020, we applied the agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by the International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019, as a change in accounting policy, and have retrospectively applied such change and restated our consolidated financial statements as of and for the year ended December 31, 2019. The comparative information presented for 2018, 2017 and 2016 has not been restated. See “Item 5.A. Operating Results — Recently Adopted International Financial Reporting Standards – IFRS 16” and note 3 of the notes to our consolidated financial statements.

(22)	We adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, in the fiscal year beginning on January 1, 2018. We adopted IFRS 15 and IFRS 9 by recognizing the cumulative effect of initially applying IFRS 15 and IFRS 9 as adjustments to the opening balance of retained earnings as of January 1, 2018. The comparative information presented for 2017 and 2016 has not been restated.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. The collective market share of KT and LG U+ amounts to approximately 54.9%, in terms of number of wireless subscribers (including an aggregate of 9.8% attributable to MVNOs that lease KT’s and LG U+’s respective networks), as of December 31, 2020.

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

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2020, our market share of the fixed-line telephone and VoIP service market was 15.8% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”) and SK Telink Co., Ltd. (“SK Telink”)) in terms of number of subscribers compared to KT with 56.8% and LG U+ with 19.1%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Amazon Video and Netflix, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2020, our market share of the broadband Internet market was 29.0% in terms of number of subscribers compared to KT with 41.1% and LG U+ with 20.3%. As of December 31, 2020, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 24.4% compared to KT with 32.2% (including its IPTV and satellite TV services) and LG U+ with 25.0% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 18.4%.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunication services provider in Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. As a result of the merger and the issuance of SK Broadband’s shares to the former shareholders of Tbroad with an aggregate fair value of Won 862.1 billion as of April 30, 2020, we own approximately 74.3% of SK Broadband’s total outstanding shares as of December 31, 2020. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., for a purchase price of Won 10.4 billion in cash. As a result of such transactions (the “Tbroad Merger”), we have become the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”) to collectively become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018. There are bills currently pending in the National Assembly to abolish the previous market share regulations on cable TV and IPTV service providers. It is uncertain whether such bills will be passed.

Continued competition from other wireless and fixed-line service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business and results of operations. In 2020, the monthly churn rate in our wireless telecommunications business ranged from 1.1% to 1.4%, with an average monthly churn rate of 1.2%, which remained unchanged from 2019. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

Our physical security business competes with other large physical security service providers, including S-1 Corporation (“S-1”) and KT Telecop Co., Ltd. (“KT Telecop”). As of December 31, 2020, our market share of the physical security services market was 34% in terms of the aggregate revenue of these three companies, compared to

S-1 with 55% and KT Telecop with 11%. Our information security services compete with other providers of similar products and services, such as Ahnlab, Inc., SECUi Corp. and Igloo Security, Inc.

With respect to the e-commerce business operated by Eleven Street Co., Ltd. (“Eleven Street”), 11st, our marketplace business, faces intense competition from various e-commerce providers, including online open marketplaces and social commerce operators such as Coupang, Gmarket, Auction and Interpark. We also face competition from leading online and mobile search and communication platform companies with e-commerce operations, including NAVER and Kakao, as well as traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. Our television shopping (“T-commerce”) business, SK stoa, primarily competes with other home shopping providers such as those listed above, as well as with various e-commerce providers and traditional retailers. The industries in which 11st and SK stoa compete are evolving rapidly and are intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to LTE and 5G technologies. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the continued implementation of 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of expanding our 5G network coverage, focusing on major commercial districts and other densely-populated areas in the Seoul metropolitan area and other cities. KT and LG U+ have also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. For example, as of January 2019, we discontinued our wireless broadband Internet access (“WiBro”) services, and we also terminated our second generation CDMA wireless services in July 2020. If we are unable to do so on a cost-effective basis, our results of operations could be adversely affected.

Implementation of new wireless technology and enhancement of existing wireless technology have required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2020, 2019 and 2018, we spent Won 1,878.6 billion, 2,514.3 billion and Won 1,735.6 billion, respectively, in capital expenditures to build and enhance our wireless networks. Our continued implementation and expansion of 5G services, which use a higher frequency spectrum than our LTE services, will require additional cell sites and other infrastructure, which may result in an increase in our capital expenditures in the future. We also plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network. In addition, we plan to continue maintaining our LTE network, which we expect will continue to be used broadly by our subscriber base during the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to extensive Government regulation and any change in Government policy relating to the telecommunications industry could have a material adverse effect on our results of operations, financial condition and cash flows.

Most of our businesses are subject to extensive governmental supervision and regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” The Government may suggest other rate reductions in the future, including more affordable subscription plans for 5G wireless services, and any further rate reductions we make in response to such suggestion may adversely affect our results of operations.

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

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which included only us, were required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) to other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks until September 2022. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has and may continue to be adversely affected.

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

The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIT as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, beginning in December 2020, the MSIT has fifteen days to object to any new rates and terms of service reported by us, compared to the prior regulations that required us to obtain prior approval from the MSIT to raise our existing rates or introduce new rates. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.” The MSIT could also require us to charge higher usage rates than our competitors for future services or to take certain actions earlier than our competitors, as when the KCC required us to introduce number portability earlier than our competitors, KT and LG U+.

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

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally, has materially and adversely affected the global economy and caused significant volatility in global financial markets to date as well as disrupted our business operations. The World Health Organization declared COVID-19 as a pandemic in March 2020. We have implemented remote work arrangements for most of our employees at our headquarters and certain other locations from time to time in light of the Government’s recommendation for social distancing. In addition, the travel restrictions imposed by governments in response to the COVID-19 pandemic has resulted in a decrease in revenue from roaming services, and the pandemic has also contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue. While we do not believe that the COVID 19 pandemic and the resulting temporary remote work arrangements or such decreases in revenue have had a material adverse impact on our business to date, a prolonged outbreak of COVID-19 may result in further disruption in the normal operations of our business, including implementation of further work arrangements requiring employees to work remotely and/or temporary closures of our facilities, which may, among others, lead to a reduction in labor productivity, as well as further decrease in revenue from roaming services or wireless device sales.

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

As of December 31, 2020, we held a 20.1% equity interest in SK Hynix, which is listed on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”) and is one of the world’s largest memory-chip makers by revenue. As of December 31, 2020, the fair value of our holding in SK Hynix was Won 17,312.9 billion. We received dividend payments of Won 146.1 billion in 2020, Won 219.2 billion in 2019 and Won 146.1 billion in 2018 related to such shareholding.

From time to time, the memory semiconductor industry has experienced significant and sometimes prolonged downturns, which often occur in connection with a deterioration of global economic conditions, and is subject to intense competition. For example, SK Hynix and its subsidiaries, on a consolidated basis, incurred net losses of Won 158.8 billion and Won 56.0 billion in 2012 and 2011, respectively, primarily due to increased supply and weak demand for semiconductor products. Although the memory semiconductor industry has recovered since then and SK Hynix has been reporting net profits since 2013, the industry is subject to cyclical fluctuations, and we expect that there may be future downturns in the industry. Uncertainty in the global economy has increased in recent years, especially with global financial and capital markets experiencing substantial volatility in light of the ongoing global COVID-19 pandemic. Accordingly, SK Hynix’s operating results would be adversely affected if it fails to compete successfully or decrease manufacturing costs at an adequate level. Our share of any net losses incurred by SK Hynix would be reflected in our income statement as share of losses related to investments in associates.

Accordingly, declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.

We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, and such transactions may negatively impact our business.

We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. We also continue to seek ways to optimize our corporate structure to maximize the value of our traditional businesses on the one hand and newly developed businesses on the other. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives as well as corporate reorganizations, some of which may be significant in size.

For example, we completed the Tbroad Merger in April 2020 and became the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. In addition, in June 2019, we acquired a 34.6% interest in Incross Co., Ltd. (“Incross”), a digital advertising company, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses. Furthermore, in order to strengthen our security business and explore potential synergies with our wireless and fixed-line business portfolio, we acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owned 100% of ADT CAPS Co., Ltd. (“Former ADT CAPS”), a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (which subsequently merged with and into Former ADT CAPS), for Won 696.7 billion in October 2018; a 100% interest in SK Infosec Co., Ltd. (“SK Infosec”), Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Inc. (which changed its English name from SK Holdings Co., Ltd. to SK Inc. as of March 29, 2021), our largest shareholder; and additional shares of id Quantique SA (“id Quantique”), a leading provider of quantum cryptography solutions for data security based in Switzerland, with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind in 2018 and through our participation in its capital increases in 2019 and 2020, as a result of which our equity interest in id Quantique was 68.1% as of December 31, 2020. We have subsequently combined LSH, Former ADT CAPS and SK Infosec into a single entity through a series of mergers that were completed in March 2021, and the surviving entity, SK Infosec, changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) and has become the principal consolidated subsidiary that operates our security business.

We have also pursued other strategic alternatives, such as forming a strategic alliance in October 2019 with Kakao Corp. (“Kakao”), a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the information and communication technologies (“ICT”) sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for approximately Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for approximately Won 302.3 billion. In addition, in September 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we acquired a minority equity stake in Content Wavve Co., Ltd. (formerly known as Content Alliance Platform Inc.) (“Content Wavve”), a joint venture established by the three major terrestrial broadcasters in Korea that operated the mobile over-the-top (“OTT”) service “POOQ,” by investing Won 90.9 billion in cash and transferring our former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. As of December 31, 2020, we held 30.0% of the total outstanding shares of Content Wavve. In addition, Eleven Street is currently in discussions with Amazon.com, Inc. regarding a potential partnership. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

Furthermore, in December 2020, we spun off our mobility business into a new wholly-owned subsidiary, T map Mobility Co., Ltd. (“T Map Mobility”), in order to enhance its competitiveness and promote its future growth, and we have also formed a strategic partnership with Uber Technologies, Inc. (“Uber”) pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber in which we hold a 49.0% interest. Through UT LLC, we will launch a taxi hailing service that integrates our affiliated taxi driver network and mapping and AI technologies with Uber’s ride hailing technology. See “Item 4.B. Business Overview — Other Businesses — Miscellaneous Businesses — Mobility Business.”

In order to pursue enhancement of shareholder value and acceleration of our growth, we are currently considering a potential corporate restructuring whereby we would split into a wireless and fixed-line telecommunications company (including our interest in, among others, SK Broadband) and a holding company that would hold interests in semiconductor and new ICT businesses (including our interest in, among others, SK Hynix, ADT CAPS, Eleven Street and T Map Mobility) (the “Spin-off Company”). Such restructuring would be implemented through a horizontal spin-off transaction (“injeok bunhal”) under Korean law, whereby the Spin-off Company would be newly incorporated and our existing shareholders would receive shares of the Spin-off Company on a pro rata basis. Further decisions regarding such potential spin-off, if any, are expected to be made in the first half of 2021.

While we are hoping to benefit from a range of synergies from our recent or future acquisitions and corporate reorganizations as well as develop new growth engines for our business, we may not be able to successfully complete or integrate such acquisitions, new businesses or reorganized entities and may fail to realize the expected benefits in the near term, or at all. For example, in June 2019, we disposed of our entire interest in our consolidated subsidiaries Shopkick Management Company, Inc. (“SMC”) and Shopkick, Inc. (“Shopkick”), a wholly-owned subsidiary of SMC which operates “shopkick,” a mobile reward points-based in-store shopping application, which we had acquired in October 2014, following a prolonged period of unprofitability of the shopkick business. Previously in 2018, we also recognized Won 153.4 billion and Won 52.4 billion of impairment losses for goodwill and intangible assets, respectively, in connection with Shopkick. In addition, when we enter into new businesses with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses. Our business may be negatively impacted if we fail to successfully integrate or realize the anticipated benefits of such transactions.

Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our results of operations.

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2020 was approximately 134.2%, which is relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our financial condition, results of operations and cash flows.

Our business and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 136.6 billion in 2020, Won 133.1 billion in 2019 and Won 151.7 billion in 2018. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

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

In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms are due to expire in 2021 to KT, LG U+ and us, 95 MHz of which will be allocated to us. The final consideration to be paid by us for such reallocated bandwidths will depend on the number of 5G cell sites constructed by us until 2022, and the aggregate consideration to be paid by KT, LG U+ and us is expected to range between approximately Won 3.2 trillion and Won 3.8 trillion. We may be required to pay a substantial amount to acquire additional bandwidth capacity in the future in order to meet increasing bandwidth demand or renew the rights to use our existing bandwidth, and we may not be successful in acquiring the necessary bandwidth to meet such demand at commercially attractive terms or at all, which may adversely affect our financial condition and results of operations.

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

Certain of our debt instruments contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants with respect to SK Telecom’s debt instruments include, but are not limited to, a maximum net debt-to-EBITDA ratio of 3.50 and a minimum EBITDA-to-total interest expense ratio of 4.00, each as determined on a separate financial statement basis. The debt arrangements also contain negative pledge provisions limiting our ability to provide liens on our assets as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

We may have to make further financing arrangements to meet our capital expenditure requirements and debt payment obligations.

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunication businesses. We spent Won 3,557.8 billion for capital expenditures in 2020. We expect to spend a similar amount for capital expenditures in 2021 compared to 2020 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms are due to expire in 2021 to KT, LG U+ and us, 95 MHz of which will be allocated to us. The final consideration to be paid by us for such reallocated bandwidths will depend on the number of 5G cell sites constructed by us until 2022, and the aggregate consideration to be paid by KT, LG U+ and us is expected to range between approximately Won 3.2 trillion and Won 3.8 trillion. We would be required to spend additional amounts on capital expenditures in connection with building out our networks on such reallocated bandwidths.

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

As of December 31, 2020, we had Won 2,163.4 billion in contractual payment obligations due in 2021, which mostly involve repayment of debt obligations, payments related to lease liabilities and other short-term leases and leases of low-value assets and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Although we have never experienced any significant labor disputes, there can be no assurance that we will not experience labor disputes in the future, including protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operation.

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

If SK Inc. causes us to breach the foreign ownership limitations on our common shares by being deemed to be a foreign entity, we may experience a change of control.

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Inc., is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. As of December 31, 2020, SK Inc. owned 21,624,120 shares of our common stock, or 26.8%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2020, which we believe was 33.4%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2020, the two largest foreign shareholders of SK Inc. each held a 3.5% stake therein.

If our aggregate foreign shareholding limit is exceeded, the MSIT may issue a corrective order to us, the breaching shareholder (including SK Inc. if the breach is caused by an increase in foreign ownership of SK Inc.) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Inc. Furthermore, if SK Inc. is considered a foreign shareholder, it will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIT will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. For a description of further actions that the MSIT could take, see “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.”

Risks Relating to Korea

Unfavorable financial and economic developments in Korea may have an adverse effect on us.

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the COVID-19 pandemic. See “— The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (known as the “KOSPI”) and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China as well as increased uncertainties resulting from the United Kingdom’s exit from the European Union;

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

•	the occurrence of severe health epidemics in Korea and other parts of the world (such as the ongoing global COVID-19 pandemic);

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers in Korea;

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the COVID-19 pandemic;

•

deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean conglomerates and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements or any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

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

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, annual reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to Securities

Sales of our shares by SK Inc. and/or other large shareholders may adversely affect the market value of our common shares and ADSs.

Sales of substantial amounts of our common shares, or the perception that such sales may occur, could adversely affect the prevailing market value of our common shares or ADSs or our ability to raise capital through an offering of our common shares.

As of December 31, 2020, SK Inc. owned 26.8% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

We believe that we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2020 and that there is a significant risk that we will be classified as a PFIC in the current and future taxable years, which could subject U.S. investors in our common shares or ADSs to significant adverse U.S. federal income tax consequences.

As a result of changes in the composition and value of our assets as implied by the price of our ADSs, we believe that we may be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ending December 31, 2020, and that there is a significant risk that we will be a PFIC for the current and future taxable years.

A non-U.S. corporation will be a PFIC if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the common shares or ADSs and on the receipt of distributions on the common shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. holder may be subject to burdensome reporting requirements. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. holder holds its common shares or ADSs. Further, if we are a PFIC for any year during which a U.S. holder holds our commons shares or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our common shares or ADSs unless we cease to be a PFIC and the U.S. holder makes a special election.

A U.S. holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). Further, it should be noted that only the ADSs and not the common shares are listed on the New York Stock Exchange. Consequently, a U.S. holder that holds common shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those common shares.

U.S. holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC and regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our common shares or ADSs if we are so classified, including the advisability of making a “mark-to-market” election, if available. See “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for more details.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 6,600,692 shares as of March 31, 2021, exceeds a specified maximum, which was 24,321,893 shares as of March 31, 2021, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

SK Inc., through one or more special purpose vehicles, has engaged and may in the future engage in monetization transactions relating to its ownership interest in us. These transactions have included and may include offerings of securities that are convertible or exchangeable into our ADSs. Many investors in convertible or exchangeable securities seek to hedge their exposure in the underlying equity securities at the time of acquisition of the convertible or exchangeable securities, often through short selling of the underlying equity securities or similar transactions. Since a monetization transaction could involve debt securities linked to a significant number of our ADSs, we expect that a sufficient quantity of ADSs may not be immediately available for borrowing in the market to facilitate settlement of the likely volume of short selling activity that would accompany the commencement of a monetization transaction. This short selling and similar hedging activity could place significant downward pressure on the market price of our ADSs, thereby having a material adverse effect on the market value of ADSs owned by you.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 31.4 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2020, representing a market share of 45.1%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries, and are well-positioned to become Korea’s leading platform service provider through our next-generation growth businesses in media, security, commerce, mobility, IoT solutions and other innovative products offered through our platform services, including AI solutions.

In February 2012, we acquired an equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of Won 3.4 trillion, and became its largest shareholder. As of December 31, 2020, we held a 20.1% equity interest in SK Hynix.

On March 31, 2021, we had a market capitalization of approximately Won 22.2 trillion (US$19.7 billion, as translated at the noon buying rate of March 31, 2021) or approximately 1.0% of the total market capitalization on the KRX KOSPI Market, making us the 17th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing one-ninth of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

There are currently three mobile network operators in Korea: our company, KT and LG U+. As of December 31, 2020, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 31.4% and 23.5%, respectively (compared to our market share of 45.1%), each including MVNO subscribers leasing the respective networks. As of December 31, 2020, MVNOs had a combined market share of 13.1%, of which MVNOs leasing our networks represented 3.3%, MVNOs leasing KT’s networks represented 7.1% and MVNOs leasing LG U+’s networks represented 2.7%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 24.8 lines per 100 population as of December 31, 2020, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 134.2 subscribers per 100 population as of December 31, 2020. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In thousands, except for per population amounts)
Population of Korea(1)	51,829	51,850	51,826	51,779	51,696
Wireless Subscribers(2)	69,542	67,937	65,360	62,651	60,287
Wireless Subscribers per 100 Population	134.2	131.0	126.1	121.0	116.6
Telephone Lines in Service	12,859	13,600	14,334	15,039	15,746
Telephone Lines per 100 Population	24.8	26.2	27.7	29.0	30.5

(1)	Source: The Ministry of the Interior and Safety.
(2)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2020, approximately 59.9 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 52.2 million subscribers that own smartphones that have direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	59,886	58,812	58,074	56,576	55,085
Number of Smartphones	52,223	51,132	49,442	48,660	46,418
Total Number of Wireless Subscribers(1)	69,542	67,937	65,360	62,651	60,287
Penetration of Wireless Internet-Enabled Handsets	86.1%	86.6%	88.9%	90.3%	91.4%
Penetration of Smartphones	75.1%	75.3%	75.6%	77.7%	77.0%

(1)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2020, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 22.3 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	22,330	21,906	20,989	20,349	19,818
Number of IPTV Subscribers	19,365	17,989	16,599	15,381	11,850

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as develop our next-generation growth businesses in media, security, commerce, mobility, IoT solutions and other innovative products offered through our platform services, including AI solutions. Our operations are reported in five segments:

•	cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services;

•

fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services;

•	security services, which include physical security services and information security services;

•	commerce services, which include our open marketplace platform, 11st, our T-commerce business, SK stoa, and related ancillary services; and

•	other businesses, which include our portal service, mobility business, marketing platform business and certain other miscellaneous businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses in media, security, commerce, mobility, IoT solutions and other innovative products offered through our platform services. We plan to further utilize our big data analysis capabilities to create products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer. By doing so, we strive to become a socially respected “New ICT Leader” as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a “New ICT Leader,” we have undertaken the following strategic initiatives:

•

Maintain our leadership in the wireless services business by offering innovative 5G services and customer-oriented products and services and evolve into a subscription-based marketing company. We plan to maintain our leadership in the wireless services business by offering innovative 5G services that provide differentiated subscriber experiences. We also plan to promote the proliferation of 5G services by offering services and content that are specialized for the 5G environment, such as cloud gaming, hands-on experience services and e-sports. In addition, we will continue to analyze the needs of our subscribers leveraging our AI technology and provide products and services that meet such needs. Furthermore, we intend to broaden the range of our product and service offerings for subscription to new business areas such as rental, gaming and overseas shipment and further expand our subscriber base to promote our growth and evolve into a “subscription-based marketing company.”

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

As part of our ongoing efforts to pursue such strategies, we are currently considering a potential corporate restructuring whereby we would split into a wireless and fixed-line telecommunications company (including our interest in, among others, SK Broadband) and the Spin-off Company, which would hold interests in semiconductor and new ICT businesses (including our interest in, among others, SK Hynix, ADT CAPS, Eleven Street and T Map Mobility). Such restructuring would be implemented through a horizontal spin-off transaction (“injeok bunhal”)

under Korean law, whereby the Spin-off Company would be newly incorporated and our existing shareholders would receive shares of the Spin-off Company on a pro rata basis. Further decisions regarding the potential spin-off, if any, are expected to be made in the first half of 2021.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 31.4 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2020, representing a market share of 45.1%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually expanding our 5G network coverage and enhancing service quality. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Network
5G	5,476	2,084	—	—	—
LTE	22,848	25,022	24,796	22,865	21,078
WCDMA	2,920	3,986	5,174	5,842	6,491
CDMA(1)	139	443	912	1,488	2,026

Total	31,384	31,535	30,882	30,195	29,595

(1)

In July 2020, we terminated our second generation wireless services using our CDMA network. CDMA subscribers as of December 31, 2020 consist of subscribers who have not upgraded to our other networks or terminated their subscriptions as of such date.

In 2020, 2019 and 2018, our cellular services segment revenue was Won 12,295.7 billion, Won 12,177.5 billion and Won 12,378.9 billion, respectively, representing 66.0%, 68.6% and 73.4%, respectively, of our consolidated revenue.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2020, approximately 23.9 million, or 76.3%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 23.6 million subscribers, or 74.8%, as of December 31, 2019. We purchase a substantial majority of our wireless devices from Samsung Electronics, Apple and LG Electronics.

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

Wearable Devices.    We offer various wearable devices, which primarily comprise smart watches. These devices utilize our digital wireless networks and have specific features for the relevant target customer. We offer targeted rate plans that are specific to these wearable devices. See “— Rate Plans” below.

IoT Solutions

Through our IoT solutions business, we provide network access and enhanced services to support telemetry-type applications, which are characterized by massive machine-type communication (“mMTC”) wireless connections, to business customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low-Power Wide-Area network based on LoRa technology (our “LoRa network”) in July 2016. In April 2018, we increased the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology, and we have further enhanced our competitiveness in this business with our newly deployed 5G network.

We provide network access and customized IoT solutions to our business customers. Our IoT services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2020, Cloud EMS had approximately 220 customers, mostly from energy-intensive industries such as the petrochemical industry as well as the luxury retail industry.

Platform Services

Through our platform services business, we seek to provide innovative AI products and services that meet our customers’ evolving needs in an increasingly connected world. In September 2016, we launched NUGU, the first intelligent AI service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. NUGU is one of the leading AI platforms in Korea, which offers a wide range of devices and services that enhance various aspects of everyday life of our customers, such as homes, cars and mobile phones. Through cloud-based deep-learning technology, NUGU is designed to evolve on its own as it collects more data about its users over time.

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

We have also integrated NUGU into our T map service as well as our B tv service as further discussed in “— Other Businesses — Miscellaneous Businesses — Mobility Business” and “— Fixed-line Telecommunication Services — Advanced Media Platform (including IPTV and Cable TV Services).”

In addition, we integrated NUGU into our “T phone” service, which offers our customers a number of convenient call functions, such as a spam-call blocking function and a search function that informs customers of the phone numbers of shops, hospitals and other facilities closest to the customer’s current location. The integrated “T phone × NUGU” service allows T phone users to search phone numbers, make calls, send text messages and experience other AI-based services through voice commands. Through Dreamus Company, we also offer “NUGU buds,” which are wireless earbuds that enable users to launch and operate “T phone × NUGU” while wearing them without touching their smartphones.

In 2018, we launched “NUGU developers,” a platform on which third-party manufacturers and developers can create and launch new services based on NUGU technology and incorporate NUGU capabilities into their applications or devices. In 2020, we launched “NUGU carecall” in response to the COVID-19 pandemic, which is a service that tracks and records symptoms of persons subject to monitoring through mobile phones. We continue to explore ways in which we can leverage our NUGU technology to launch new, and enhance our existing, products and services.

Other New Businesses

We are preparing to launch a variety of integrated cloud services based on our advanced 5G MEC technology and platform for business customers that require secure and ultra-low latency communications, focusing on the media, logistics, healthcare, finance and manufacturing industries. We completed the construction of MEC infrastructure at four strategic locations during 2020 and we launched our first MEC-based cloud service, “5GX Edge Cloud,” in collaboration with Amazon Web Services in December 2020. We have entered into strategic partnerships with Amazon Web Services and other leading cloud service providers to pursue further collaboration on MEC-based cloud services. We also plan to provide smart factory solutions that can leverage our 5G technology and MEC-based cloud services, beginning with SK Hynix, which we expect to result in enhanced efficiency for its semiconductor manufacturing process.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Approximately 96.4% of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2020. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom under which a subscriber is billed in advance a monthly fixed rate in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. Our 5G services are provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 55,000 to Won 125,000 per month. As of December 31, 2020, approximately 4.5 million subscribers have subscribed to the “5GX” plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. In 2020, a majority of our new LTE subscribers have subscribed to the “T” plans. In January 2021, we also launched “Un-tact” plans that are exclusively available through our online distribution channel, ranging from Won 38,000 to Won 62,000 per month for 5G services and from Won 22,000 to Won 48,000 per month for LTE services. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

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

For our T Pocket-Fi device, we provide a fixed monthly data transmission allowance of 10 GB for Won 16,500 per month and 20 GB for Won 24,750 per month. With respect to the wearable devices that we offer, we offer targeted rate plans for smart watches that range from Won 11,000 to Won 12,100 per month.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds. For example, we offer data plans that offer unlimited data based on time, place and occasion such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,900 per month. For certain rate plan subscribers, we also offer unlimited access to wavve through our “wavve and Data Plus” plan at no additional cost or for Won 2,400 or Won 12,300 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50 MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,800 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance.

Roaming Plans.    Our representative international roaming service plans include our “baro 3 GB,” “baro 4 GB and “baro 7 GB” plans for long-term travel, which provide fixed data transmission allowances of 3 GB, 4 GB or 7 GB that can be used over a specified number of days in approximately 180 countries for Won 29,000, Won 39,000 and Won 59,000, respectively, as well as our “baro OnePass 300” and “baro OnePass 500” plans suitable for short-term travel, which are fixed rate plans that provide data roaming of 300 MB for Won 9,900 per day and 500 MB for Won 16,500 per day, respectively, and are available in 180 countries. We also offer our “baro OnePass VIP” and “baro OnePass Data VIP” plans, which provide unlimited data roaming, 30 minutes of voice calls and 30 text messages per day for Won 19,000 per day and unlimited data roaming for Won 17,600 per day, respectively, in 94 countries. All of our “baro” plans include free high-quality data voice calls to Korea through our T phone application. We also provide to all of our roaming service subscribers an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges). With respect to international calls placed by a subscriber, unless the subscriber uses one of our fixed-rate international roaming plans, we bill the subscriber the international rate charged by the Korean international telephone service provider through which the call is routed. We remit to that provider the international charge less our usage charges. See “— Interconnection” below.

Digital Wireless Network

We offer wireless voice and data transmission services throughout Korea using digital wireless networks, primarily consisting of our 5G network, LTE network, WCDMA network, Wi-Fi network and LoRa network. We continually upgrade and increase the capacity of our wireless networks to keep pace with advancements in technology, the growth of our subscriber base and the increased usage of voice and wireless data services by our subscribers. For more information about our capital expenditures relating to our wireless networks, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”

5G Network.    5G is the state-of-the-art wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of expanding our 5G network coverage, focusing on major commercial districts and other densely-populated areas in the Seoul metropolitan area and other cities. As part of this coverage expansion, as of December 31, 2020, we have established 189 “5G Clusters” with high 5G connectivity at strategic locations where customers are able to experience the full potential of our 5G network through augmented reality and virtual reality services, cloud gaming and other ICT products. Our 5G services provide a maximum data transmission speed of 2.75 Gbps, and our 5G penetration was 17.4% as of December 31, 2020. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.

We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2020, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 795.6 Mbps compared to 667.5 Mbps for KT’s 5G network and 608.5 Mbps for LG U+’s 5G network.

LTE Network.    LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our WCDMA network. Since first commencing our LTE services in July 2011 and LTE-A services, which use carrier aggregation technology that combines spectrum frequencies to improve data transmission speeds, in June 2013, we have developed and launched various upgraded LTE networks and services providing faster network speeds, enhanced connectivity and broader coverage areas. In February 2018, we launched four-band LTE-A services utilizing 4x4 multiple-input multiple-output (“MIMO”) technology providing for data transmission speeds of up to 1 Gbps, and we commenced five-band LTE-A services using 4x4 MIMO technology that provide data transmission speeds of up to 1.15 Gbps in March 2019 and up to 1.25 Gbps in March 2020. With these developments in LTE technology, our LTE penetration increased to 72.8% as of December 31, 2020 compared to 49.3% as of December 31, 2013. We expect that wireless services based on LTE technology will continue to be used broadly by our users in the near future, as we and our competitors continue to build up 5G networks and services and wireless service users gradually migrate to the 5G network over time, and plan to continue to deploy improved LTE-A technology to increase the maximum data transmission speed of our services. For machine-to-machine connections relating to our IoT solutions, we launched our LTE-M services at speeds of up to 10 Mbps in March 2016, as well as our LTE Cat.M1 services at speeds of up to 0.03 Mbps in April 2018. Upgrades to our LTE technology in recent years have enabled even faster data transmission speeds, as shown below.

Wireless network technology	Date of commencement of services	Maximum data transmission speed
LTE	July 2011	75 Mbps
LTE-A	June 2013	150 Mbps
Wideband LTE-A	June 2014	225 Mbps
Tri-band LTE-A	December 2014	300 Mbps
Five-band LTE-A	June 2017	700 Mbps
Tri-band LTE-A with 4x4 MIMO	June 2017	900 Mbps
Four-band LTE-A with 4x4 MIMO	February 2018	1 Gbps
Five-band LTE-A with 4x4 MIMO	March 2019	1.15 Gbps
Five-band LTE-A with 4x4 MIMO	March 2020	1.25 Gbps

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2020, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 207.7 Mbps compared to 142.1 Mbps for KT’s LTE network and 109.5 Mbps for LG U+’s LTE network.

The faster data transmission speed of our LTE network has allowed us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. We have been building new access networks and evolved packet cores for our LTE network, while we utilize our existing WCDMA network for other parts of our LTE network.

WCDMA and CDMA Networks.    WCDMA technology enables us to offer significantly faster and higher-quality voice and data transmission and supports more sophisticated wireless data transmission services than is possible through our former CDMA network. Since first commencing our WCDMA services in Seoul in 2003, we have expanded our WCDMA network nationwide and implemented various technologies to improve data transmission speeds within our WCDMA network.

CDMA technology is a continuous digital transmission technology that accommodates higher throughput than analog technology by using various coding sequences to allow concurrent transmission of voice and data signals for wireless communication. In January 1996, we launched our first wireless network based on CDMA technology and became the world’s first to commercialize second generation cellular services using the CDMA network. As a result of declining usage and the increasing difficulty of maintaining the network, we terminated our second generation CDMA wireless services in July 2020.

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of

December 31, 2020, we had more than 117,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

As of December 31, 2020, our 5G, LTE and WCDMA networks had an aggregate of 57,932 cell sites. As we continue to expand our 5G network coverage, the number of our cell sites is expected to increase accordingly.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,200 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to experience certain of our services such as services that are available through our IoT solutions and platform services. As of December 31, 2020, we operated more than 600 T Premium Stores. In October 2020, we opened “T Factory,” a facility that offers a wide range of experiences with wireless devices as well as our subscription services and also includes an unmanned store that is open seven days a week and 24 hours a day.

In addition, we operate an online distribution channel, “T Direct Shop,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We also operate a dedicated online shop on 11st, our e-commerce marketplace. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T Direct Shop can opt to pick up their devices at one of our offline stores.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2020, we had an aggregate of Won 96.8 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service and retail sales service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard Service Quality Index, for 23 years, 23 years and 21 years, respectively.

Fixed-line Telecommunication Services

We offer fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services) and business communications services through our fixed-line telecommunication services segment. Our fixed-line telecommunications services are provided by our subsidiaries, SK Broadband and SK Telink. The following table sets forth historical information about our subscriber base for our fixed-line telecommunication services for the periods indicated:

	As of December 31,
	2020	2019	2018
Fixed-Line Telephone (including VoIP)(1)	3,753,246	3,913,274	4,132,265
Broadband Internet	6,475,930	5,613,200	5,404,866
IPTV(2)	5,657,328	5,193,329	4,729,238
Cable TV	2,928,912	—	—

(1)	Includes subscribers to VoIP services of SK Broadband and SK Telink.

(2)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2020, 2019 and 2018, our fixed-line telecommunication services segment revenue was Won 3,405.7 billion, Won 2,940.1 billion and Won 2,822.3 billion, respectively, representing 18.3%, 16.6% and 16.7%, respectively, of our consolidated revenue. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK stoa Co., Ltd. (“SK Stoa”) to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in 2018, were reclassified as part of our commerce services segment for 2019. See “— Commerce Services.”

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, we completed the Tbroad Merger in April 2020. We currently own approximately 74.3% of SK Broadband’s total outstanding shares. See “Item 3.D. Risk Factors — Risks Relating to Our Business — We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, and such transactions may negatively impact our business.”

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2020, we had approximately 3.8 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink). Our fixed-line telephone services are primarily offered under the “B phone” brand name. SK Telink also provides affordable international calling services under the brand name “00700.”

Broadband Internet Access Services

Our broadband Internet access network covered more than 86% of households in Korea as of December 31, 2020. As of December 31, 2020, we had approximately 6.5 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from “Giga Premium,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps, to “Giga Premium×10,” which provides data transmission speeds of up to 10 Gbps.

Advanced Media Platform (including IPTV and Cable TV Services)

As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 267 high definition channels depending on the subscription service as of December 31, 2020, as well as video-on-demand service providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2020, we had approximately 5.7 million IPTV subscribers. In January 2018, we launched B tv × NUGU, which is an all-in-one set top box that incorporates NUGU voice recognition technology and can search for and play media content as well as connect to our Smart Home service through voice commands. In July 2019 and August 2019, respectively, we launched an updated set top box called “Smart 3” set top box, which provides Google Assistant capabilities in addition to our NUGU technology, and “AI 2,” which integrates a stereo system with enhanced audio quality and improved NUGU voice recognition capabilities using beam forming technology.

Following the Tbroad Merger, we also offer cable TV services under the “B tv Cable” brand with access to as many as 213 channels. As of December 31, 2020, we had approximately 2.9 million cable TV subscribers.

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

Our leased line solutions are exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. We hold a license to operate leased line services on a nationwide basis in Korea and also use international transmission lines to provide leased line services to other countries. Our leased line services enable high volumes of data to be transmitted swiftly and reliably. We also provide back-up storage for transmitted data. Through our Internet data centers, we provide our business subscribers with server-based support including co-location, dedicated server hosting and cloud computing services. Our network solution service utilizes our network infrastructure and voice platform to provide 24-hour monitoring and control of our customers’ networks. Through this service, we conduct remote monitoring of our customers’ data and voice communications infrastructure and network and traffic conditions, and carry out preventive examinations and on-site visits.

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 86% of subscribers to our fixed-line services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 30,800 to Won 67,650 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line communication services with our wireless services and physical security services, respectively.

Our “5,000 minute” plan for subscribers to our fixed-line telephone service features 5,000 voice minutes for domestic land-to-land calls for a fixed rate and range from Won 7,700 to Won 11,550 per month depending on whether or not the subscriber opts for a contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 25,410 to Won 104,500 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV and cable TV services that range from Won 4,400 to Won 25,300 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

With respect to our business communications services, we offer rates that are tailored to the specific needs of our business customers. We also charge certain installation fees and equipment rental fees as well as other ancillary fees with respect to certain of our fixed-line telecommunications services.

Marketing, Distribution and Customer Service

We focus on bringing our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services) to residential users, and various business communications services to corporate users. We market our fixed-line telecommunications products and services under the “B” brand. Our “B” brand signifies the centrality of “Broadband” to our business and also seeks to emphasize our commitment to providing the “Best” quality products and services to our customers that go “Beyond” expectations, leading to a “Bravo” response. Our “B” brand also strengthens our shared identity with our wireless service’s “T” brand.

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through more than 60 customer centers and a network of more than 310 authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

Security Services

Our security business consists of physical security services and information security services provided by ADT CAPS. In 2020, 2019 and 2018, our security services segment revenue was Won 1,246.5 billion, Won 1,109.5 billion and Won 284.3 billion, respectively, representing 6.7%, 6.3% and 1.7%, respectively, of our consolidated revenue. Our security services businesses, which were previously part of our other businesses segment in 2018, were reclassified as a new security services segment in 2019.

ADP CAPS (formerly known as SK Infosec), the surviving entity resulting from the merger of LSH with and into SK Infosec in December 2020 and the merger of Former ADT CAPS with and into SK Infosec in March 2021, operates our security business. We currently own approximately 62.6% of the equity interest in ADT CAPS. We had acquired Former ADT CAPS, which operated our physical security business prior to such mergers, in October 2018 by acquiring a 55.0% interest in LSH, which owned 100% of Former ADT CAPS, for Won 696.7 billion. In December 2018, we merged NSOK Co., Ltd. (“NSOK”), which became our consolidated subsidiary in 2014 and provided residential and small business electronic security and other related alarm monitoring services, with and into Former ADT CAPS. We had acquired SK Infosec, which operated our information security business prior to the mergers, from SK Inc., our largest shareholder, in a share exchange transaction in December 2018, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Inc. in exchange for all of the issued and outstanding common shares of SK Infosec.

Physical Security

We provide a variety of physical security services utilizing our flagship unmanned surveillance and dispatch platform called the Central Monitoring Services (“CMS”), which are tailored for residential and commercial needs and operate through a centralized monitoring system that provides offsite surveillance through cameras, sensors and emergency alarms. Upon detecting any suspicious activity through such system or upon request, security personnel is dispatched to the relevant subscriber location to provide further onsite manned security.

We provide services that utilize synergies between our security business and other key business segments, such as “T Safe Security,” a CMS-based video surveillance and security guard dispatch service offered through the distribution channels for our wireless services. In addition, we offer bundle-based discounted rate plans such as “T&CAPS” and “B&CAPS,” which bundle our wireless service and broadband Internet service, respectively, with our physical security service. Beginning in June 2019, with the launch of T map Parking, we also operate a parking management and security solutions business. See “— Other Businesses — Miscellaneous Businesses — Mobility Business” below.

In response to the COVID-19 pandemic, we have also launched a range of services in 2020 related to disease preventive measures as well as remote work arrangements, such as “CAPS Smart Check” and “CAPS Smart Walk-In,” access security solutions with face recognition and thermometer functions, “CAPS Cleancare,” a disinfection and extermination service, and “CAPS Office Home,” a remote work office solution with information technology and security infrastructure.

Information Security

Our information security services consist of information security consulting services, managed security services as well as cyber threat intelligence solutions. Our representative product is “Secudium IoT,” a convergence security service that combines information, physical and operational technology security services into a single platform.

Commerce Services

Our commerce services segment consists primarily of “11st,” our online marketplace business operated by Eleven Street, and “SK stoa,” our interactive T-commerce network. In 2020, 2019 and 2018, our commerce services segment revenue was Won 792.9 billion, Won 710.7 billion and Won 728.4 billion, respectively, representing 4.3%, 4.0% and 4.3%, respectively, of our consolidated revenue. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in 2018, were reclassified as part of our commerce services segment for 2019.

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

As of December 31, 2020, 11st was the second-largest commerce platform in terms of the total number of unique visitors to its mobile and desktop versions, according to Nielsen Koreanclick. The mobile version of 11st, which has grown significantly in recent years, accounted for 68%, 64% and 62% of 11st’s annual gross merchandise volume, which represents the total annual monetary value of customer purchases of goods and services, net of estimated refunds. We intend to continue our efforts to increase usage of the mobile version of 11st, enhance the convenience of our 11st mobile and web user interface and create synergies with our other products and services.

Eleven Street was spun-off as our new consolidated subsidiary from SK Planet Co., Ltd. (“SK Planet”) in September 2018. In connection with such spin-off, Eleven Street received a Won 500 billion equity investment in the form of redeemable convertible preferred shares from a group of financial investors led by H&Q Korea Partners, LLC, pursuant to which such financial investors held an 18.2% equity interest in Eleven Street as of December 31, 2020.

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

Other Businesses

We strive to continually diversify our products and services and develop new growth engines that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2020, 2019 and 2018, our other businesses segment revenue was Won 883.9 billion, Won 803.0 billion and Won 660.1 billion, respectively, representing 4.7%, 4.5% and 3.9%, respectively, of our consolidated revenue.

Mobility Business

We provide mobility services through T Map Mobility, a wholly-owned subsidiary of SK Telecom created as a result of a spin-off of SK Telecom’s mobility business into a newly incorporated entity as of December 29, 2020. As a result of such spin-off, our mobility business, which was previously part of our cellular services segment, became a part of our other businesses segment beginning December 29, 2020.

Our mobility services is offered through our “T map” platform, which is the leading global positioning system (“GPS”) navigation service in Korea provided to our and our competitors’ wireless subscribers free of charge. T map uses GPS technology to transmit driving directions, real-time traffic updates and emergency rescue assistance to wireless devices. As of December 31, 2020, there were approximately 12.4 million monthly average users of our T map service. We have integrated our AI platform, NUGU, into our T map service to enable users to use voice commands to operate its navigation functions as well as their mobile devices, such as calling, text messaging and music streaming, while driving to enhance the convenience and safety of T map users.

T map also offers a taxi-hailing service called “T map Taxi,” as well as “T map Parking,” a parking service launched in June 2019 that combines our ICT technology with ADT CAPS’ parking management and security solutions to provide users with real-time information related to parking lot locations, availability, rates and discounts, in addition to automatic payment services in the case of select parking lots, including those operated by ADT CAPS, through a dedicated mobile application. As of December 31, 2020, T map Taxi and T map Parking had approximately 0.6 million and 0.1 million monthly active users, respectively.

We have entered into strategic partnerships with global ride-hailing service providers. In January 2019, we formed Grab Geo Holdings PTE. LTD., a joint venture in which we hold a 30.0% interest, with Grab, the leading ride-hailing service provider in Southeast Asia. Through this joint venture, we launched a navigation service for Grab drivers based on T map’s key technologies, including big data analysis algorithms and ultra-precise GPS solutions, in Singapore, and we plan to expand such service to other countries in which Grab operates. We also formed a strategic partnership with Uber pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber in which we hold a 49.0% interest. Through UT LLC, we will launch a taxi hailing service that integrates our affiliated taxi driver network and mapping and AI technologies with Uber’s ride hailing technology.

In April 2021, T Map Mobility agreed to receive a Won 400 billion equity investment in the form of common shares from financial investors, Affirma Capital and EastBridge Partners, pursuant to which such financial investors will each hold a 14.0% equity interest in T Map Mobility. The transaction is expected to close in May 2021.

Marketing Platform Business

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

Others

We offer high-end audio devices under the brand name “Astell&Kern” that are manufactured by our subsidiary, Dreamus Company (“Dreamus”). Dreamus also operates our personalized music platform “FLO,” which provides a music streaming service with customized music recommendations and user interfaces by analyzing individual user preferences with our AI technology. In 2018, we acquired an additional equity interest in Dreamus for Won 65.0 billion, and as of December 31, 2020, we had a 51.4% equity interest in Dreamus.

We also operate a mobile application marketplace, “One Store,” in collaboration with KT, LG U+ and NAVER Corporation. Through this joint collaboration, we expect to increase the competitiveness of One Store to compete with Google Playstore, the leading mobile application marketplace in Korea. In recent years, we have made offerings of mobile games as the focus of One Store in response to the rapid growth of the mobile game market in Korea. In November 2019, One Store Co., Ltd., our consolidated subsidiary that operates One Store, undertook a capital increase of approximately Won 97.5 billion by issuing convertible preferred shares to a consortium of financial investors including Kiwoom Investment and SKS Private Equity. As of December 31, 2020, we held 52.1% of the total outstanding shares of One Store Co., Ltd.

In addition, in order to strengthen our data security capabilities in light of expected increases in data transmission by wireless service subscribers and users of our IoT solutions through our 5G network, we acquired a controlling equity interest in id Quantique, a leading provider of quantum cryptography solutions for data security based in Switzerland, in 2018. As of December 31, 2020, we held a 68.1% equity interest in id Quantique.

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

We also provide freight and logistics consulting services to corporate customers through FSK L&S Co. Ltd. (“FSK L&S”), a joint venture with a subsidiary of Foxconn Technology Group of Taiwan, in which we hold a 60.0% equity interest as of December 31, 2020. We acquired such 60.0% equity interest from SK Inc. in February 2018 for approximately Won 18.0 billion. We accounted for FSK L&S as an associate under the equity method in 2018, but following our determination that we have obtained control of FSK L&S during 2019, FSK L&S has become a consolidated subsidiary beginning in 2019.

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

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 8.56 per minute, Won 9.15 per minute and Won 9.99 per minute for 2020, 2019 and 2018 respectively.

Fixed-line-to-Wireless.    The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 10.61 per minute, Won 11.64 per minute and Won 13.07 per minute for 2020, 2019 and 2018, respectively.

Wireless-to-Wireless.     Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless charge were Won 449.1 billion in 2020, Won 463.8 billion in 2019 and Won 498.5 billion in 2018. Our expenses from these charges were Won 451.6 billion in 2020, Won 464.1 billion in 2019 and Won 494.2 billion in 2018. The charges above were agreed among the parties involved and confirmed by the KCC.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2020, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Wireless Service(1)	45.1%		31.4%		23.5%		—%
LTE Service(1)	43.5		30.8		25.7		—
5G Service(1)	46.2		30.6		23.2		—
Fixed-Line Telephone (including VoIP)	15.8		56.8		19.1		8.3
Broadband Internet	29.0		41.1		20.3		9.6
Pay TV(2)	24.4	(3)	32.2	(4)	25.0	(5)	18.4

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

(3)	Consists of 16.1% from our IPTV service and 8.3% from our cable TV service.

(4)	Consists of 24.9% from KT’s IPTV service and 7.3% from its satellite TV service provided through KT Skylife Co, Ltd., a subsidiary of KT.

(5)	Consists of 14.0% from LG U+’s IPTV service and 11.0% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2020, we had 31.4 million subscribers, representing a market share of approximately 45.1%, including MVNO subscribers leasing our networks. As of December 31, 2020, KT and LG U+ had 21.8 million and 16.3 million subscribers, respectively, representing approximately 31.4% and 23.5%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2020, we had 5.5 million 5G subscribers and KT and LG U+ had 3.6 million and 2.8 million 5G subscribers, respectively, each including MVNO subscribers leasing its networks. As of December 31, 2020, we had 22.8 million LTE subscribers and KT and LG U+ had 16.2 million and 13.5 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.

In 2020, we had 4.4 million activations and 4.5 million deactivations. For 2020, our monthly churn rate ranged from 1.1% to 1.4%, with an average monthly churn rate of 1.2%, which remained unchanged from 2019. In 2020, we gained 41.8% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 30.6% and LG U+ with 27.6%.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2020, MVNOs had a combined market share of 13.1%, of which MVNOs leasing our networks represented 3.3%, MVNOs leasing KT’s networks represented 7.1% and MVNOs leasing LG U+’s networks represented 2.7%.

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

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with our marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 24.5% in 2018, 25.6% in 2019 and 26.1% in 2020. We attribute such stabilization to the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunication Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2020, our market share of the fixed-line telephone and VoIP service market was 15.8% (including the services provided by SK Broadband and SK Telink) in terms of number of subscribers compared to KT with 56.8% and LG U+ with 19.1%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 86% of households in Korea as of December 31, 2020. As of December 31, 2020, our market share of the broadband Internet market was 29.0% in terms of number of subscribers compared to KT with 41.1% and LG U+ with 20.3%.

Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2020, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) in terms of number of subscribers was 24.4% compared to KT with 32.2% (including its IPTV and satellite TV services) and LG U+ with 25.0% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 18.4%. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Amazon Video and Netflix, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, as a result of which we have become the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision to become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Furthermore, the Government has historically enforced regulations on cable TV and IPTV service providers that prohibited them from having a market share of more than one-third of the total number of subscribers in the relevant pay TV market on each of their respective platforms. In June 2015, the Government amended the regulation to impose the same limit on the market share of the entire pay TV market, including satellite TV service providers as well. Such amended regulation, however, expired in June 2018. There are bills currently pending in the National Assembly to abolish the previous market share regulations on cable TV and IPTV service providers. It is uncertain whether such bills will be passed.

Security Services

The physical security services industry in Korea is expanding rapidly due to the relatively low penetration of physical security services as compared to other developed countries, growing demand for residential security services and the popularization of unmanned services. Our physical security business competes with other large physical security service providers, including S-1 and KT Telecop. As of December 31, 2020, our market share of the physical security services market was 34% in terms of the aggregate revenue of these three companies, compared to S-1 with 55% and KT Telecop with 11%.

The information security services market in Korea is also undergoing rapid growth as various industries become more digitalized and the risk of cybersecurity breaches heightens. Our information security services compete with other providers of similar products and services, such as Ahnlab, Inc., SECUi Corp. and Igloo Security, Inc.

Commerce Services

The commerce industry is evolving rapidly and is intensely competitive, and we face a broad array of competitors domestically and increasingly, internationally. Our marketplace business, 11st, faces intense competition from various e-commerce providers, including online open marketplaces and social commerce operators such as Coupang, Gmarket, Auction and Interpark. We also face competition from leading online and mobile search and communication platform companies with e-commerce operations, including NAVER and Kakao, as well as traditional retailers with online and mobile shopping portals such as SSG.com and Lotte.com, home shopping providers with online and mobile shopping portals such as CJ Mall by CJ O Shopping, GS Shop by GS Homeshopping and Hyundai Hmall by Hyundai Homeshopping, and various online marketplaces for specific consumer segments or product groups. Our T-commerce business, SK stoa, primarily competes with other home shopping providers such as those listed above, as well as with various e-commerce providers and traditional retailers.

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. Our principal investments include the following:

SK Hynix

As of December 31, 2020, we held a 20.1% equity interest in SK Hynix, one of the world’s largest memory-chip makers by revenue. SK Hynix designs, manufactures and sells advanced memory semiconductor products, including DRAM and NAND flash products, used in various electronic devices. SK Hynix operates four wafer fabrication facilities in Korea and China.

As of December 31, 2020, the fair value of our holding in SK Hynix was Won 17,312.9 billion. We received dividend payments of Won 146.1 billion in 2020, Won 219.2 billion in 2019 and Won 146.1 billion in 2018 related to such shareholding. In 2020, 2019 and 2018, SK Hynix and its subsidiaries, on a consolidated basis, reported revenues of Won 31,900.4 billion, Won 26,990.7 billion and Won 40,445.1 billion, respectively, profit before income tax of Won 6,237.0 billion, Won 2,432.6 billion and Won 21,341.0 billion, respectively, and profit for the year of Won 4,758.9 billion, Won 2,009.1 billion and Won 15,540.0 billion, respectively. The increase in SK Hynix’s revenues in 2020 was primarily due to increases in the demand for DRAM and NAND flash products, despite decreases in their average selling prices. As of December 31, 2020, 2019 and 2018, SK Hynix and its subsidiaries, on a consolidated basis, reported total assets of Won 71,173.9 billion, Won 65,248.4 billion and Won 63,658.3 billion, respectively, and total equity of Won 51,909.1 billion, Won 47,935.9 billion and Won 46,852.3 billion, respectively. For a more detailed discussion of the risks relating to our shareholding in SK Hynix, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and ADSs as well as our results of operation.”

KEB HanaCard

In February 2010, we purchased shares newly issued by Hana SK Card Co., Ltd. (which was subsequently merged into KEB Card Co., Ltd. and renamed KEB HanaCard Co., Ltd. (“KEB HanaCard”) in November 2014), a credit card services provider, for a total purchase price of Won 400.0 billion. As of December 31, 2020, we held 15.0% of the total outstanding shares of KEB HanaCard. KEB HanaCard offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.

Wavve

In September 2019, in furtherance of our efforts to enhance the competitiveness of our media business and to promote its future growth, we acquired a minority equity stake in Content Wavve (formerly known as Content Alliance Platform Inc.), a joint venture established by the three major terrestrial broadcasters in Korea that operated the mobile OTT service “POOQ,” by investing Won 90.9 billion in cash and transferring our former mobile OTT service business “oksusu” to Content Wavve. Content Wavve combined oksusu and POOQ to launch a new integrated mobile OTT service “wavve” in September 2019. As of December 31, 2020, we held 30.0% of the total outstanding shares of Content Wavve.

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

Competition Regulation

The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KCC is required to take into account the opinion of the Minister of the MSIT before it takes certain corrective measures.

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

•

Restrictions on investments by subsidiaries and sub-subsidiaries of holding companies.    The Fair Trade Act prohibits subsidiaries of holding companies from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless such domestic affiliates are their own subsidiaries. Furthermore, any subsidiaries of a holding company’s subsidiaries (“sub-subsidiaries”) are prohibited from investing in, or holding shares of common stock of, domestic affiliates that belong to the same large business group, unless all shares issued by the affiliates are held by the sub-subsidiary. Therefore, we and other subsidiaries of SK Inc. may not invest in any domestic affiliate that is also a member company of the SK Group, except in the case where we invest in our own subsidiary or where another subsidiary of SK Inc. invests in its own subsidiary.

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

Rate Regulation

Network service providers whose sales proceeds exceed the amount prescribed by law must report to the MSIT the rates and contractual terms for each type of service they provide. Prior to December 2020, as the dominant network service provider for specific services (based on having the largest market share in terms of number of subscribers and meeting certain revenue thresholds), we had to obtain prior approval of the MSIT on our rates and terms of service; provided, however, that such pre-approval of the MSIT was not required to reduce the rates for any type of services provided under the MSIT-approved contractual terms. The MSIT’s policy was to approve rates if they were appropriate, fair and reasonable (that is, if the rates had been reasonably calculated, considering supply costs, profits, classification of costs and profits for each service, cost savings through changes in the way services were provided and the influence on fair competition, among others). The MSIT could order changes in the submitted rates if it deemed the rates to be significantly unreasonable or against public policy. In December 2020, however, the Telecommunications Business Act was amended to change such approval requirement to a reporting requirement. Under the new reporting requirement, which does not apply to other network service providers, the MSIT has fifteen days to object to any new rates and terms of service reported by us, and we may implement such new rates and terms of service after the fifteen-day period expires in the absence of the MSIT’s objection.

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

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunication network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. The expiration of such system has been extended to September 22, 2022 pursuant to an amendment to the Telecommunications Business Act. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and (ii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. See “Item 5.A. Operating Results — Overview — Rate Regulations.”

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our cell sites. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2020, 2019 and 2018, the fee amounted to Won 136.6 billion, Won 133.1 billion and Won 151.7 billion, respectively.

We currently use 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum for our 5G services. We also plan to use 800 MHz of bandwidth in the 28 GHz spectrum for our 5G services in the future. In 2020, we recognized an impairment loss of Won 186.0 billion in connection with the frequency usage rights for the 800 MHz of bandwidth in the 28 GHz spectrum as the carrying amount exceeded the recoverable amount. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms are due to expire in 2021 to KT, LG U+ and us, 95 MHz of which will be allocated to us. The final consideration to be paid by us for such reallocated bandwidths will depend on the number of 5G cell sites constructed by us until 2022, and the aggregate consideration to be paid by KT, LG U+ and us is expected to range between approximately Won 3.2 trillion and Won 3.8 trillion.

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We paid such contributions amounting to Won 17.4 billion, Won 16.1 billion and Won 16.7 billion in 2020, 2019 and 2018, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2020, SK Inc. owned 21,624,120 shares of our common stock, or 26.8% of our issued shares. As of December 31, 2020, the two largest foreign shareholders of SK Inc. each held a 3.9% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2020 (which we believe was 33.4%), would reach 60.2%, exceeding the 49.0% ceiling on foreign shareholding.

If our aggregate foreign shareholding limit is exceeded, the MSIT may issue a corrective order to us, the breaching shareholder (including SK Inc. if the breach is caused by an increase in foreign ownership of SK Inc.) and the foreign shareholder which owns in the aggregate 15.0% or more of SK Inc. Furthermore, SK Inc. will be prohibited from exercising its voting rights with respect to the shares held in excess of the 49.0% ceiling, which may result in a change in control of us. In addition, the MSIT will be prohibited from granting us licenses or permits necessary for entering into new telecommunications businesses until our aggregate foreign shareholding is reduced to below 49.0%. If a corrective order is issued to us by the MSIT arising from the violation of the foregoing foreign ownership limit, and we do not comply within the prescribed period under such corrective order, the MSIT may:

•	revoke our business license;

•	suspend all or part of our business; or

•

if the suspension of business is deemed to result in significant inconvenience to our customers or to be detrimental to the public interest, impose a one-time administrative penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years.

Additionally, the Telecommunications Business Act also authorizes the MSIT to assess monetary penalties of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to three years or a penalty of Won 150 million. See “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2020, SK Group members owned in aggregate 26.8% of the shares of our issued common stock. The

SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2020:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	988,447
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	279,372
	Central Research and Development Center	319,789
	Others(1)	2,110,168
Gyeongsang Provinces	Regional Headquarters	384,281
	Others(1)	1,009,527
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(1)	803,005
Chungcheong Province	Regional Headquarters	565,761
	Others(1)	796,600

(1)	Includes cell sites.

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

Overview

Our operations are reported in five segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services, (3) security services, which include physical and information security services, (4) commerce services, which include our open marketplace platform, 11st, our T-commerce business, SK stoa, and related ancillary services, and (5) other businesses, which include our portal service, mobility business, marketing platform business and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.

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

In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including IPTV and cable TV services) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers. In addition, we derive revenue from international calling services and our business communications services through customized fee arrangements with our business customers. Following the Tbroad Merger in April 2020, the cable TV and broadband Internet services of the former Tbroad have become a part of our fixed-telecommunication services segment.

In our security services segment, we generate revenue from our physical and information security services businesses through our subsidiary ADT CAPS. Revenue from our physical security services is generated through monthly plan-based fees and usage charges for value-added services paid by subscribers. Revenue from our information security services is derived primarily through consideration paid by customers under contracts for our information security platform and consulting services and solutions. ADT CAPS (formerly known as SK Infosec) is the surviving entity resulting from the merger of LSH with and into SK Infosec in December 2020 and the merger of Former ADT CAPS with and into SK Infosec in March 2021. We had acquired Former ADT CAPS, which operated our physical security business prior to such mergers, in October 2018 and SK Infosec, which operated our information security business prior to the mergers, in December 2018. See “Item 3.D. Risk Factors — Risks Relating to Our Business — We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, and such transactions may negatively impact our business.”

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

In our others segment, we earn revenue from the marketing platform business of SK Planet, the music streaming service and audio device manufacturing businesses of Dreamus, the mobility business of T Map Mobility and our “Nate” portal service operated by our subsidiary, SK Communications.

Following the spin-off of SK Telecom’s mobility business into T Map Mobility effective as of December 29, 2020, our mobility business, which was previously part of our cellular services segment, became a part of our others segment beginning on December 29, 2020.

Furthermore, following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunication services segment in the year ended December 31, 2018, were reclassified as part of our commerce services segment for the year ended December 31, 2019. In addition, our security services businesses, which were previously part of our others segment in the year ended December 31, 2018, were reclassified as a new security services segment for the year ended December 31, 2019. The breakdown of our results of operations by operating segment for the year ended December 31, 2018 in our consolidated audited financial statements have been recast to retroactively apply such changes in segmentation.

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

Among other factors, management uses operating profit of each reportable segment presented in accordance with K-IFRS (“segment operating profit”) in its assessment of the profitability of each reportable segment. The sum of segment operating profit for all five reportable segments differs from our operating profit presented in accordance with IFRS as issued by the IASB as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.” In addition to the information set forth below, see note 5 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

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

In 2020, the total number of subscribers who had elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA increased due to greater public awareness of the availability of such discounted rates as well as the increase in the applicable discount rate to 25%. In 2020, approximately 71% of our new subscribers elected to receive discounted rates in lieu of handset subsidies compared to 55% in 2019. As of December 31, 2020, a substantial majority of our subscribers who elected to receive these discounted rates are receiving the increased 25% rate discount. These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has declined, and has contributed to maintaining a stable churn rate.

Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.”

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to a continued decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2020 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

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

Our ARPU decreased by 1.0% to Won 30,314 in 2020 from Won 30,630 in 2019, which represented a decrease of 5.0% from Won 32,247 in 2018. Our ARPU including MVNO increased by 1.8% to Won 27,895 in 2020 from Won 27,412 in 2019, which represented a decrease of 4.2% from Won 28,615 in 2018. The decreases in ARPU and ARPU including MVNO in 2019 were primarily due to a decrease in revenue attributable to an increase in the number of subscribers who elected to receive discounted rates in lieu of receiving handset subsidies. The decrease in ARPU in 2020 was primarily due to an increase in subscriptions for IoT solutions by corporate customers, from which we derive lower revenue per subscriber. Such decreases were offset in part by an increase in subscribers that subscribe to our higher-priced unlimited data usage plans and 5G plans. The increase in ARPU including MVNO in 2020 was primarily attributable to the decrease in the proportion of MVNO subscribers, from whom we derive lower revenue per subscriber.

Effects of COVID-19.    Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, especially in light of the ongoing global COVID-19 pandemic, which has had, will likely continue to have, a significant negative effect on the Korean economy. For example, the travel restrictions imposed by governments in response to the COVID-19 pandemic has resulted in a decrease in revenue from roaming services, and the pandemic has contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from a deterioration of the Korean economy due to COVID-19 may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. While it is not possible to predict the duration or full magnitude of harm from COVID-19, a continued and prolonged outbreak of COVID-19 may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business — The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.”

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expense, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2020 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2020		2019		2018
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	1,104.6	￦	1,007.3	￦	833.8
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(35.6)		(8.5)		(38.9)
Others		(64.0)		(94.3)		(33.0)
		(99.6)		(102.8)		(71.9)

Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Loss on impairment of property and equipment and intangible assets		208.8		65.9		255.8
Loss on disposal of property and equipment and intangible assets		41.5		47.8		87.3
Donations		16.8		17.6		59.0
Bad debt for accounts receivable — other		10.6		5.8		7.7
Others		66.6		66.6		30.1

		344.3		203.7		439.9

Operating profit pursuant to K-IFRS	￦	1,349.3	￦	1,108.2	￦	1,201.8

See note 5(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2020, 2019 and 2018.

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

Loss Allowances

A loss allowance is provided based on a review of the status of individual receivable accounts at the end of the year. We maintain loss allowances for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience and their credit status, and economic and industrial factors. In addition, we use an “expected credit loss” impairment model to estimate our loss allowances based on the above-described criteria. Under such model, loss allowances are recorded prior to experiencing delinquency on our receivable accounts rather than upon actual delinquency. Loss allowance amounted to Won 365.1 billion as of December 31, 2020 and Won 346.4 billion as of December 31, 2019. If economic or specific industry trends worsen beyond our estimates, the loss allowances we have recorded may be materially adjusted in the future. See note 7 of the notes to our consolidated financial statements.

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

Our definite-lived intangible assets include our frequency usage rights, which have contractual lives of 5 to 10.25 years and are amortized from the date commercial service is initiated through the end of their contractual lives. Because the use of frequency usage rights is exposed to risks and challenges associated with our business, any or all of which, if realized or not properly addressed, may have a material adverse effect on our financial condition, results of operations and cash flows, we review the frequency usage rights for any indication of impairment on an annual basis. If any such indication exists, we test for impairment utilizing the estimated long-term revenue and cash flow forecasts. The use of different assumptions within our cash flow model could result in different recoverable amounts for our frequency usage rights. The results of our review using the testing method described above resulted in an impairment loss in the amount of Won 198.4 billion of our frequency usage rights in 2020. See note 17 of the notes to our consolidated financial statements.

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

In 2020, we recognized Won 0.5 billion of impairment losses on goodwill compared to Won 21.1 billion of impairment losses on goodwill in 2019. Impairment losses on goodwill in 2020 were mainly due to our recognition of impairment losses on goodwill relating to our consolidated subsidiaries Dreamus and Incross. Impairment losses on goodwill in 2019 were mainly due to our recognition of impairment losses on goodwill relating to our consolidated subsidiary Life Design Company Inc. (“Life Design Company”), which operates a celebrity-related merchandise business in Japan.

As of December 31, 2020, the amount of goodwill allocated to our security services cash-generating unit, which is primarily derived from the acquisition of LSH, was Won 1,176.3 billion, which increased slightly from Won 1,173.4 billion as of December 31, 2019. Our management calculated the recoverable amount of such cash-generating unit based on its value in use using a discounted cash flow method. The discounted cash flow method was based on certain key assumptions with respect to relevant revenue growth rates, labor costs, perpetual growth rate and cash flow discount rate that were primarily derived from internal sources as well as historical performance, external market data and industry reports. The estimated revenue growth rates and labor costs were based on 5-year financial budgets that have been approved by management, which took into account external market data, market trends and expectations as well as historical performance. Cash flows beyond 2025 were projected to grow at a perpetual growth rate estimated at 1.0%. Estimating a perpetual growth rate requires significant management judgment about future business strategies as well as micro- and macro-economic environments that are inherently uncertain. Our 5-year cash flow projections with a terminal value were discounted at an appropriate weighted average cost of capital to 7.1%. Based on such calculation, the recoverable amount of the cash-generating unit exceeded its carrying amount, and no impairment loss was recognized on such goodwill in 2020. Future changes in one or more of such assumptions may cause the carrying amount of the cash-generating unit to exceed its recoverable amount, which would require us to recognize impairment losses on goodwill relating to such cash-generating unit as discussed in note 16(2) of the notes to our consolidated financial statements.

See notes 4(11) and 16 of the notes to our consolidated financial statements.

Income Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns. This process requires management to make assessments regarding the timing and probability of the tax impact. Actual income taxes could vary from these estimates due to future changes in income tax law or unpredicted results from the final determination of each year’s liability by taxing authorities. We believe that the accounting estimate related to assessment of deferred tax assets for recoverability is a “critical accounting estimate” because (1) it requires management to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities and (2) the impact that changes in actual performance versus these estimates could have on the realization of tax benefits as reported in our results of operations could be material. Management’s assumptions require significant judgment because actual performance has fluctuated in the past and may continue to do so. As of December 31, 2020 and 2019, unused tax loss carryforwards of Won 1,042.1 billion and Won 1,023.9 billion, respectively, were not recognized as deferred tax assets because we did not believe that their realization would be probable. The increase of Won 18.2 billion in unrecognized tax loss carryforwards in 2020 compared to 2019 was primarily related to an increase in unrecognized tax loss carryforwards of SK Planet. See notes 4(24) and 32 of the notes to our consolidated financial statements.

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

Determination of Lease Term

Under IFRS 16, we determine lease terms by including periods covered by an option to extend the lease if the lessee is reasonably certain to exercise such option and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise such option. Such determination requires us to assess the likelihood that the lessee will exercise such options, which assessment in turn is made in consideration of whether the lessee would incur a penalty on termination that is more than insignificant. See “— Recently Adopted International Financial Reporting Standards - IFRS 16.”

Based on such assessments, we have concluded that it is reasonably certain that the underlying lease assets or related assets will generally be used by the lessee for the period of their useful lives, and we determine the lease terms of such assets based on such useful lives. For example, in the case of circuits that are part of telecommunication equipment that are leased by us, we have determined their lease term to be eight years based on the useful life of such circuits. In the case of real estate leased by us to install network equipment, we have determined their lease term to be eight years in the case of those related to 5G services and six years for other networks based on their respective useful lives.

Customer Relationship

In connection with the Tbroad Merger, we recognized the acquired customer relationships arising from the business combination as an identifiable intangible asset in 2020. The fair value of such customer relationships amounted to Won 374.0 billion as of April 30, 2020, the acquisition date. The fair value was estimated based on the multi-period excess earnings method (“MPEEM”), which is a valuation technique under the income approach that estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using a risk-adjusted discount rate. The MPEEM uses significant unobservable inputs including estimated revenue per subscriber, future churn rate and weighted average cost of capital, which require a significant degree of judgment by our management. See note 12 of the notes to our consolidated financial statements.

Recently Adopted International Financial Reporting Standards – IFRS 16

We adopted IFRS 16, Leases, in the fiscal year beginning on January 1, 2019 using the modified retrospective method by recognizing the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings as of such date. IFRS 16 introduces a single, on-balance sheet accounting model for lessees. Pursuant to IFRS 16, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

In the fiscal year beginning on January 1, 2020, we changed our accounting policy by applying the agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by the IFRIC on December 16, 2019. Prior to such change in accounting policy, we determined a lease term based on the assumption that the right to extend or terminate the lease is no longer enforceable if the lease contract requires the counterparty’s consent to be extended. Under the new accounting policy, we determine the lease term based on the non-cancellable period of a lease in addition to

(i) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option and (ii) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, we consider whether we would incur a penalty on termination that is more than insignificant. We have retrospectively applied such change in accounting policy in connection with the IFRIC agenda decision and restated our consolidated financial statements as of January 1, 2019 and as of and for the year ended December 31, 2019.

The change in accounting policy had the effect of increasing our total assets and total liabilities as of December 31, 2019 by Won 590.7 billion and Won 597.4 billion, respectively. In the case of our consolidated statement of income for the year ended December 31, 2019, the change had the effect of decreasing our operating revenue and other income by Won 3.4 billion and decreasing operating expenses by Won 9.8 billion, resulting in an increase in operating profit by Won 6.4 billion and a decrease in profit before income tax by Won 1.7 billion. In addition, the change had the effect of decreasing our profit for the year by Won 1.2 billion and decreasing our income tax expense by Won 0.4 billion. In the case of our consolidated statement of cash flows for the year ended December 31, 2019, the change had the effect of increasing cash flows from operating activities by Won 48.9 billion, increasing cash flows from investing activities by Won 0.9 billion and decreasing cash flows from financing activities by Won 49.8 billion.

See notes 3 and 4(12) of the notes to our consolidated financial statements for further details regarding the effects of the change in accounting policy based on the IFRIC agenda decision and significant accounting policies related to leases.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2020			2019			2018
	(In billions of Won, except percentages)
Operating revenue and other income	￦	18,724.3	100.0%	￦	17,843.5	100.0%	￦	16,945.9	100.0%
Revenue		18,624.7	99.5		17,740.7	99.4		16,874.0	99.6
Other income		99.6	0.5		102.8	0.6		71.9	0.4
Operating expenses		17,619.7	94.1		16,836.2	94.4		16,112.1	95.1
Operating profit		1,104.6	5.9		1,007.3	5.6		833.8	4.9
Profit before income tax		1,877.0	10.0		1,161.0	6.5		3,976.0	23.5
Income tax expense		376.5	2.0		300.3	1.7		844.0	5.0
Profit for the year		1,500.5	8.0		860.7	4.8		3,132.0	18.5
Attributable to:
Owners of the Parent Company		1,504.4	8.0		888.7	5.0		3,127.9	18.5
Non-controlling interests		(3.8)	(0.0)		(28.0)	(0.2)		4.1	0.0

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2020			2019			2018
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	9,801.2	52.6%	￦	9,532.4	53.7%	￦	9,770.4	57.9%
Cellular Interconnection		472.3	2.6		494.3	2.8		532.2	3.2
Wireless Device Sales		975.2	5.2		1,032.1	5.8		989.1	5.9
Miscellaneous(2)		1,047.0	5.6		1,118.8	6.3		1,087.2	6.4

Total Cellular Services Revenue		12,295.7	66.0		12,177.5	68.6		12,378.9	73.4

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		215.8	1.2		224.5	1.3		371.3	2.2
Fixed-line Interconnection		85.1	0.5		92.3	0.5		95.8	0.6
Broadband Internet Service and Advanced Media Platform Service(3)		2,227.1	11.8		1,807.5	10.2		1,760.4	10.4
International Calling Service		160.3	0.9		137.3	0.8		152.9	0.9
Miscellaneous(4)		717.4	3.9		677.8	3.8		441.9	2.6

Total Fixed-line Telecommunication Services Revenue		3,405.7	18.3		2,940.1	16.6		2,822.3	16.7

Security Services Revenue(5)		1,246.5	6.7		1,109.5	6.3		284.3	1.7

Commerce Services Revenue(4) (6)		792.9	4.3		710.7	4.0		728.4	4.3

Others Revenue(5) (7)		883.9	4.7		803.0	4.5		660.1	3.9

Total Revenue		18,624.7	100.0		17,740.7	100.0		16,874.0	100.0

Total Revenue Growth		5.0%			5.1%			(3.7)%
Segment Operating Expense(8)
Cellular Services		11,287.8	60.6		11,261.7	63.5		11,079.0	65.7
Fixed-line Telecommunication Services		3,161.6	17.0		2,804.4	15.8		2,576.8	15.3
Security Services		1,134.1	6.1		975.9	5.5		295.6	1.8
Commerce Services		781.9	4.2		708.7	4.0		813.4	4.8
Others		909.9	4.9		881.9	5.0		907.4	5.4

Total Segment Operating Expense		17,275.3	92.8		16,632.5	93.8		15,672.2	92.9

Segment Operating Profit
Cellular Services		1,007.8	5.3		915.8	5.1		1,299.9	7.7
Fixed-line Telecommunication Services		244.1	1.3		135.7	0.8		245.5	1.5
Security Services		112.4	0.6		133.6	0.8		(11.3)	(0.1)
Commerce Services		10.9	0.1		2.0	0.0		(85.0)	(0.5)
Others		(25.9)	(0.1)		(78.9)	(0.4)		(247.3)	(1.5)

Total Segment Operating Profit	￦	1,349.3	7.2%	￦	1,108.2	6.2%	￦	1,201.8	7.1%

(1)

Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT solutions as well as other miscellaneous cellular services.

(3)	Broadband internet service and advanced media platform service revenue includes revenues from our broadband Internet services as well as IPTV and cable TV services.

(4)

Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband and VoIP services provided by SK Telink. Following the entry into an agreement to transfer SK Broadband’s 100% equity interest in SK Stoa to SK Telecom in April 2019 (which transaction was completed in January 2020), the T-commerce business operations of SK Stoa, which were previously part of our fixed-line telecommunications services segment in the year ended December 31, 2018, were reclassified as part of our commerce services segment for the year ended December 31, 2019. As a result, our results of operations for the year ended December 31, 2018 have been restated to retroactively apply such reclassification.

(5)

Security services revenue includes revenues from our former subsidiaries Former ADT CAPS and SK Infosec. Such revenues, which were previously part of our others segment in the year ended December 31, 2018, were separated into a new security services segment for the year ended December 31, 2019. As a result, our results of operations for the year ended December 31, 2018 have been restated to retroactively apply such new segmentation. We have subsequently combined LSH, Former ADT CAPS and SK Infosec into a single entity through a series of mergers that were completed in March 2021, and the combined entity, ADT CAPS, has become the principal consolidated subsidiary that operates our security business.

(6)	Commerce services revenue includes revenues from Eleven Street and SK Stoa.

(7)

Others revenue includes revenues from the marketing platform business operations of SK Planet, “Nate,” our online portal service operated by SK Communications, and other businesses. As a result of the spin-off of T Map Mobility, our mobility business, which was previously part of our cellular services segment, became a part of our other businesses segment beginning December 29, 2020.

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

2020 Compared to 2019

Operating Revenue and Other Income.    Our consolidated operating revenue and other income increased by 4.9% to Won 18,724.3 billion in 2020 from Won 17,843.5 billion in 2019 due to an increase in operating revenue, which was in small part offset by a decrease in other income, as discussed below.

Our consolidated operating revenue increased by 5.0% to Won 18,624.7 billion in 2020 from Won 17,740.7 billion in 2019, primarily due to increases in fixed-line telecommunications services revenue, security services revenue and cellular services revenue, and to a smaller extent, increases in commerce services revenue and others revenue.

Our consolidated other income decreased by 3.1% to Won 99.6 billion in 2020 from Won 102.8 billion in 2019, primarily due to a decrease in gain on business transfer in 2020 as compared to 2019. Such gain on business transfer in 2020 was mainly related to the transfer of the digital disease management business of Health Connect Co., Ltd. to Invites Healthcare Co., Ltd., while the gain in 2019 was mainly related to the transfer of our e-sports business to SK Telecom CS T1 Co., Ltd., a joint venture with Comcast Spectacor that was newly established in February 2019, as well as the transfer of our former mobile OTT service business, “oksusu,” to Content Wavve in September 2019.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.0% to Won 12,295.7 billion in 2020 from Won 12,177.5 billion in 2019. The increase in our cellular services revenue was due to an increase in wireless service revenue, partially offset by decreases in miscellaneous revenue, wireless device sales revenue and cellular interconnection revenue.

•

Wireless service revenue increased by 2.8% to Won 9,801.2 billion in 2020 from Won 9,532.4 billion in 2019, primarily attributable to the increase in the number of subscribers who subscribe to our higher-priced 5G plans. The impact of such increase was partially offset by an increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA as well as a decrease in MNVO subscribers.

•

Miscellaneous cellular services revenue decreased by 6.4% to Won 1,047.0 billion in 2020 from Won 1,118.8 billion in 2019, primarily due to the termination of certain social commerce businesses in 2020.

•

Wireless device sales revenue decreased by 5.5% to Won 975.2 billion in 2020 from Won 1,032.1 billion in 2019, primarily due to a decrease in sales of handsets as a result of lower customer demand for new devices, which was partly attributable to the COVID-19 pandemic.

•

Cellular interconnection revenue decreased by 4.5% to Won 472.3 billion in 2020 from Won 494.3 billion in 2019. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile call volume.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 15.8% to Won 3,405.7 billion in 2020 from Won 2,940.1 billion in 2019, primarily due to increases in our broadband Internet service and advanced media platform service revenue and miscellaneous fixed-line telecommunication services revenue, partially offset by decreases in fixed-line telephone service revenue and fixed-line interconnection revenue.

•

Revenue from our broadband Internet service and advanced media platform service (including our IPTV and cable TV services) increased by 23.2% to Won 2,227.1 billion in 2020 from Won 1,807.5 billion in 2019, primarily due to the inclusion of revenue of the former Tbroad following the Tbroad Merger as well as an increase in the number of IPTV subscribers to 5.7 million subscribers as of December 31, 2020 from 5.2 million subscribers as of December 31, 2019.

•

Miscellaneous fixed-line telecommunication services revenue increased by 5.8% to Won 717.4 billion in 2020 from Won 677.8 billion in 2019, primarily due to an increase in revenue from our business communications services.

•

Fixed-line telephone service revenue decreased by 3.9% to Won 215.8 billion in 2020 from Won 224.5 billion in 2019, primarily due to decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband and SK Telink) to 3.8 million as of December 31, 2020 from 3.9 million as of December 31, 2019 and residential calling volume as a result of shifting consumer preferences toward wireless communication.

•

Fixed-line interconnection revenue decreased by 7.8% to Won 85.1 billion in 2020 from Won 92.3 billion in 2019, primarily due to a decrease in interconnection rates, as well as decreases in the number of fixed-line telephone subscribers and residential calling volume as described above.

•

Security services: The revenue of our security services segment, which is composed of revenues from our former subsidiaries Former ADT CAPS and SK Infosec (prior to its merger with Former ADT CAPS), increased by 12.3% to Won 1,246.5 billion in 2020 from Won 1,109.5 billion in 2019, primarily due to an increase in the number of subscribers to our CMS products as well as our acquisition of the security equipment construction and security services business of SK hystec inc. in July 2020.

•	Commerce services: The revenue of our commerce services segment, which is composed of revenues from 11st, our open marketplace platform, and SK stoa, our T-commerce network, increased by 11.6% to

Won 792.9 billion in 2020 from Won 710.7 billion in 2019, primarily due to the expansion of the customer base and product sourcing capabilities of our SK stoa business as well as the growth in general merchandise volume of 11st.

•	Others: The revenue of our others segment increased by 10.1% to Won 883.9 billion in 2020 from Won 803.0 billion in 2019, primarily due to increases in revenue of FSK L&S and One Store Co., Ltd.

Operating Expense.    Our consolidated operating expense increased by 4.7% to Won 17,619.7 billion in 2020 from Won 16,836.2 billion in 2019, primarily due to a 6.9% increase in commissions to Won 5,347.1 billion in 2020 from Won 5,002.1 billion in 2019, a 16.3% increase in other operating expenses to Won 1,996.4 billion in 2020 to Won 1,716.4 billion in 2019, a 6.5% increase in labor costs to Won 3,006.2 billion from Won 2,822.7 billion in 2019 and a 3.5% increase in depreciation and amortization expenses to Won 3,991.1 billion in 2020 from Won 3,856.7 billion in 2019, partially offset by a 12.3% decrease in cost of goods sold to Won 1,608.5 billion in 2020 from Won 1,833.4 billion in 2019.

The increase in commissions was primarily due to the inclusion of commissions of the former Tbroad following the Tbroad Merger.

The increase in other operating expenses was primarily due to an increase in impairment loss on property and equipment and intangible assets to Won 208.8 billion in 2020 from Won 65.9 billion in 2019, which amount in 2020 mainly reflected impairment losses we recognized on frequency usage rights.

The increase in labor costs was primarily due to the additional personnel on payroll in connection with the Tbroad Merger as well as the expansion of our security and commerce businesses.

The increase in depreciation and amortization expenses was primarily related to our equipment and frequency usage rights for our 5G network.

The decrease in cost of goods sold was primarily due to a decrease in the number of wireless devices sold in 2020.

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “ — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating expense for our cellular services segment increased by 0.2% to Won 11,287.8 billion in 2020 from Won 11,261.7 billion in 2019, mainly attributable to an increase in marketing costs to promote our 5G services and increases in depreciation and amortization expenses of our equipment and frequency usage rights for our 5G network.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 12.7% to Won 3,161.6 billion in 2020 from Won 2,804.4 billion in 2019, primarily due to the inclusion of operating expenses of the former Tbroad following the Tbroad Merger.

•

Security services: The segment operating expense for our security services segment increased by 16.2% to Won 1,134.1 billion in 2020 from Won 975.9 billion in 2019, primarily due to an increase in expenses related to the launch of new security services in 2020.

•

Commerce services: The segment operating expense for our commerce services segment increased by 10.3% to Won 781.9 billion in 2020 from Won 708.7 billion in 2019, primarily due to increases in marketing expenses as well as commissions associated with the increase in general merchandise volume of our 11st business.

•

Others: The segment operating expense for our others segment increased by 3.2% to Won 909.9 billion in 2020 from Won 881.9 billion in 2019, primarily due to an increase in operating expense of FSK L&S.

Operating Profit.    Our consolidated operating profit increased by 9.7% to Won 1,104.6 billion in 2020 from Won 1,007.3 billion in 2019, as the increase in operating revenue and other income outpaced the increase in operating expense in 2020.

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

•

Cellular services: The segment operating profit of our cellular services segment increased by 10.0% to Won 1,007.8 billion in 2020 from Won 915.8 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the various reasons described above. The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 8.2% in 2020 from 7.5% in 2019.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 79.9% to Won 244.1 billion in 2020 from Won 135.7 billion in 2019, mainly due to the aggregate impact of the Tbroad Merger as described above. As a result, the segment operating margin of our fixed-line telecommunication services segment increased to 7.2% in 2020 from 4.6% in 2019.

•

Security services: The segment operating profit of our security services segment decreased by 15.9% to Won 112.4 billion in 2020 from Won 133.6 billion in 2019, due to the greater increase in segment operating expense as compared to the increase in segment operating revenue, for the various reasons described above. As a result, the segment operating margin of our security services segment decreased to 9.0% in 2020 from 12.0% in 2019.

•

Commerce services: The segment operating profit of our commerce services segment increased by 445.0% to Won 10.9 billion in 2020 from Won 2.0 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense, for the various reasons described above. As a result, the segment operating margin of our commerce services segment increased to 1.4% in 2020 from 0.3% in 2019.

•

Others: The segment operating loss of our others segment decreased by 67.2% to Won 25.9 billion in 2020 from Won 78.9 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expense as described above. As a result, the segment operating margin of our others segment improved to (2.9)% in 2020 from (9.8)% in 2019.

Finance Income and Finance Costs.    Our finance income increased by 69.7% to Won 241.2 billion in 2020 from Won 142.2 billion in 2019, primarily due to an increase in gain on valuation of derivatives to Won 101.3 billion in 2020 from Won 2.5 billion in 2019, which primarily related to an increase in valuation of warrants of Nano-X Imaging Ltd. held by SK Telecom TMT Investment Corp., as well as an increase in gain relating to financial assets at fair value through profit or loss to Won 35.8 billion in 2020 from Won 4.5 billion in 2019, primarily relating to shares of Oceanbridge Co., Ltd. held by Quantum Innovation Fund I. The effect of such increases was partially offset by a decrease in gain on settlement of derivatives to Won 7.8 billion in 2020 from Won 29.3 billion in 2019, which amount in 2019 was primarily related to the share exchange transaction with Kakao in October 2019.

Our finance costs increased by 13.5% to Won 497.2 billion in 2020 from Won 438.0 billion in 2019, primarily due to the incurrence of other financial fees of Won 44.7 billion in 2020 relating to the disposal of certain securities held for trading of Knet Culture and Contents Venture Fund, a consolidated subsidiary, and a loss on valuation of derivatives of Won 13.6 billion in 2020 primarily related to certain share subscription rights granted to financial investors of Eleven Street under an equity interest agreement, compared to no such costs incurred in 2019. The effect of such increases was partially offset by a decrease in interest expense to Won 399.2 billion in 2020 from Won 406.1 billion in 2019 as a result of a decrease in interest rates, as well as a loss on sale of other accounts receivable related to handset installment payments of Won 5.8 billion in 2019 compared to nil in 2020.

Gains (Losses) Related to Investments in Associates and Joint Ventures. Gains related to investments in associates and joint ventures increased by 128.8% to Won 1,028.4 billion in 2020 from Won 449.5 billion in 2019, primarily due to an increase in share of profits of SK Hynix to Won 995.1 billion in 2020 from Won 416.2 billion in 2019. Such increase was due to an increase in SK Hynix’s profit for the year to Won 4,758.9 billion in 2020 from Won 2,009.1 billion in 2019.

Income Tax. Income tax expense increased by 25.4% to Won 376.5 billion in 2020 from Won 300.3 billion in 2019 primarily due to a 61.7% increase in profit before income tax to Won 1,877.0 billion in 2020 from Won 1,161.0 billion in 2019. Our effective tax rate in 2020 decreased to 20.1% from 25.9% in 2019, which was primarily attributable to an increase in the proportion of our gains related to investments in associates and joint ventures in our profit before income tax. When such gains are distributed to us in the form of dividends, the tax rate for such dividends is lower than our statutory tax rate. Our effective tax rates in 2020 and 2019 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to changes in unrecognized deferred taxes in 2020 and non-taxable income in 2019.

Profit for the Year. Principally as a result of the factors discussed above, our profit for the year increased by 74.3% to Won 1,500.5 billion in 2020 from Won 860.7 billion in 2019. Profit for the year as a percentage of operating revenue and other income was 8.0% in 2020 compared to 4.8% in 2019.

2019 Compared to 2018

Operating Revenue and Other Income. Our consolidated operating revenue and other income increased by 5.3% to Won 17,843.5 billion in 2019 from Won 16,945.9 billion in 2018, due to increases in both operating revenue and other income, as discussed below.

Our consolidated operating revenue increased by 5.1% to Won 17,740.7 billion in 2019 from Won 16,874.0 billion in 2018, primarily due to an increase in security services revenue, and to a much smaller extent, increases in others revenue and fixed-line telecommunications services revenue, which were partially offset by decreases in cellular services revenue and commerce services revenue.

Our consolidated other income increased by 43.0% to Won 102.8 billion in 2019 from Won 71.9 billion in 2018, primarily due to the gain on the transfer of our e-sports business to SK Telecom CS T1 Co., Ltd., a joint venture with Comcast Spectacor that was newly established in February 2019, as well as on the transfer of our former mobile OTT service business, “oksusu,” to Content Wavve in September 2019.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 1.6% to Won 12,177.5 billion in 2019 from Won 12,378.9 billion in 2018. The decrease in our cellular services revenue was due to decreases in wireless service revenue and cellular interconnection revenue, partially offset by increases in wireless device sales revenue and miscellaneous cellular services revenue

•

Wireless service revenue decreased by 2.4% to Won 9,532.4 billion in 2019 from Won 9,770.4 billion in 2018, primarily attributable to the continued increase in the percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA. The impact of such decrease was partially offset by an increase in the number of subscribers that subscribe to our higher-priced unlimited data usage plans and 5G plans.

•

Cellular interconnection revenue decreased by 7.1% to Won 494.3 billion in 2019 from Won 532.2 billion in 2018. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile call volume.

•

Wireless device sales revenue increased by 4.3% to Won 1,032.1 billion in 2019 from Won 989.1 billion in 2018, primarily due to the launch of our 5G services in April 2019 and the ensuing sales of higher-priced 5G-compatible smartphones.

•

Miscellaneous cellular services revenue increased by 2.9% to Won 1,118.8 billion in 2019 from Won 1,087.2 billion in 2018, primarily because of an increase in rental income from SK Telecom’s real properties, which is recognized as part of our cellular services segment revenue.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 4.2% to Won 2,940.1 billion in 2019 from Won 2,822.3 billion in 2018, primarily due to increases in our miscellaneous fixed-line telecommunications services revenue and broadband Internet service and advanced media platform service revenue, partially offset by a decrease in fixed-line telephone service revenue.

•

Miscellaneous fixed-line telecommunication services revenue increased by 53.4% to Won 677.8 billion in 2019 from Won 441.9 billion in 2018, primarily due to an increase in revenue from our business communications services.

•

Revenue from our broadband Internet service and advanced media platform service (including our IPTV service and former mobile OTT service, which was transferred to Content Wavve in September 2019) increased by 2.7% to Won 1,807.5 billion in 2019 from Won 1,760.4 billion in 2018, primarily due to an increase in the number of IPTV subscribers to 5.2 million subscribers as of December 31, 2019 from 4.7 million subscribers as of December 31, 2018 and an increase in the number of premium subscriptions with higher monthly rates and purchases of premium video-on-demand content.

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

•

Security services: The revenue of our security services segment, which is composed of revenues from our former subsidiaries Former ADT CAPS and SK Infosec (prior to its merger with Former ADT CAPS), increased by 290.3% to Won 1,109.5 billion in 2019 from Won 284.3 billion in 2018. A substantial majority of such increase was due to the inclusion of revenue of Former ADT CAPS for a full year in 2019 compared to a partial year in 2018 following the addition of Former ADT CAPS as a new consolidated subsidiary in October 2018 and, to a much smaller extent, the inclusion of revenue of SK Infosec as a new consolidated subsidiary starting at the end of December 2018.

•

Commerce services: The revenue of our commerce services segment, which is composed of revenues from 11st, our open marketplace platform, and SK stoa, our T-commerce network, decreased by 2.4% to Won 710.7 billion in 2019 from Won 728.4 billion in 2018, primarily due to our continued strategic focus to optimize and improve the profitability of our 11st business.

•

Others: The revenue of our others segment increased by 21.6% to Won 803.0 billion in 2019 from Won 660.1 billion in 2018, primarily due to the inclusion of revenues of newly consolidated subsidiaries, such as FSK L&S and Incross.

Operating Expense.     Our consolidated operating expense increased by 4.5% to Won 16,836.2 billion in 2019 from Won 16,112.1 billion in 2018, primarily due to a 23.4% increase in depreciation and amortization expenses to Won 3,856.7 billion in 2019 from Won 3,126.1 billion in 2018 and a 23.3% increase in labor costs to Won 2,822.7 billion from Won 2,288.7 billion in 2018, partially offset by a 70.8% decrease in rent expenses to Won 154.8 billion in 2019 from Won 529.5 billion in 2018, a 3.7% decrease in other operating expenses to Won 1,716.4 billion in 2019 from Won 1,782.4 billion in 2018 and a 6.9% decrease in network interconnection expenses from Won 752.3 billion in 2019 from Won 808.4 billion in 2018.

The increase in depreciation and amortization expenses was primarily due to the recognition of depreciation expenses relating to our right-of-use assets following our adoption of IFRS 16, as well as the commencement of amortization of our frequency usage rights for our 5G services. See “— Recently Adopted International Financial Reporting Standards - IFRS 16.”

The increase in labor costs was primarily due to the additional personnel on payroll in connection with our acquisitions of Former ADT CAPS in October 2018 and former SK Infosec in December 2018, as well as the expansion of new businesses such as AI solutions and other platform services.

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

The following sets forth additional information about our segment operating expense with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expense pursuant to K-IFRS and pursuant to IFRS as issued by the IASB, see “ — Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 5(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating expense for our cellular services segment increased by 1.6% to Won 11,261.7 billion in 2019 from Won 11,079.0 billion in 2018, mainly attributable to an increase in marketing costs to promote our 5G services and the commencement of amortization of our frequency usage rights for our 5G services.

•

Fixed-line telecommunication services: The segment operating expense for our fixed-line telecommunication services segment increased by 8.8% to Won 2,804.4 billion in 2019 from Won 2,576.8 billion in 2018, primarily due to increases in labor costs, marketing costs to gain more subscribers to our ultra-high definition IPTV and high speed broadband Internet services and depreciation and amortization expenses.

•

Security services: The segment operating expense for our security services segment increased by 230.1% to Won 975.9 billion in 2019 from Won 295.6 billion in 2018, primarily due to the inclusion of operating expenses of Former ADT CAPS for a full year in 2019 compared to a partial year in 2018 following the addition of Former ADT CAPS as a new consolidated subsidiary in October 2018 and, to a much smaller extent, the inclusion of operating expenses of SK Infosec as a new consolidated subsidiary starting at the end of December 2018.

•

Commerce services: The segment operating expense for our commerce services segment decreased by 12.9% to Won 708.7 billion in 2019 from Won 813.4 billion in 2018, primarily due to our continued strategic focus to optimize and improve the profitability of our 11st business.

•

Others: The segment operating expense for our others segment decreased by 2.8% to Won 881.9 billion in 2019 from Won 907.4 billion in 2018, primarily as a result of cost-cutting efforts by SK Planet and other subsidiaries in this segment.

Operating Profit.    Our consolidated operating profit increased by 20.8% to Won 1,007.3 billion in 2019 from Won 833.8 billion in 2018, as the increase in operating revenue and other income outpaced the increase in operating expense in 2019.

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

•

Cellular services: The segment operating profit of our cellular services segment decreased by 29.5% to Won 915.8 billion in 2019 from Won 1,299.9 billion in 2018, due to the decrease in segment operating revenue and the increase in segment operating expense, for the various reasons described above. As a result, the segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 7.5% in 2019 from 10.5% in 2018.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment decreased by 44.7% to Won 135.7 billion in 2019 from Won 245.5 billion in 2018, due to the greater increase in segment operating expense as compared to the increase in segment operating revenue, for the reasons described above. As a result, the segment operating margin of our fixed-line telecommunication services segment decreased to 4.6% in 2019 from 8.7% in 2018.

•

Security services: Our security services segment had a segment operating profit of Won 133.6 billion in 2019 compared to a segment operating loss of Won 11.3 billion in 2018, due to the aggregate impact of our acquisitions of Former ADT CAPS and SK Infosec as described above. As a result, the segment operating margin of our security services segment improved to 12.0% in 2019 from (4.0)% in 2018.

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

Finance Income and Finance Costs.    Our finance income decreased by 44.5% to Won 142.2 billion in 2019 from Won 256.4 billion in 2018, primarily due to a decrease in gain relating to financial assets at fair value through profit or loss to Won 4.5 billion in 2019 from Won 83.6 billion in 2018, primarily relating to our disposal of 200,000 redeemable convertible preference shares of KRAFTON Co., Ltd. (formerly known as Bluehole Inc.) (“Krafton”) in 2018, as well as a decrease in dividends to Won 10.0 billion in 2019 from Won 35.1 billion in 2018, which was primarily related to a decrease in dividend payments following SK Planet’s disposal of investments in certain real estate funds as well as our disposal of all of our shares of KB Financial Group Inc. in 2018. The effect of such decrease was partially offset by an increase in gain on settlement of derivatives to Won 29.3 billion in 2019 from Won 20.4 billion in 2018, primarily as a result of exchange rate fluctuations.

Our finance costs increased by 13.7% to Won 438.0 billion in 2019 from Won 385.2 billion in 2018, primarily due to an increase in interest expense to Won 406.1 billion in 2019 from Won 307.3 billion in 2018 as a result of an increase in the aggregate amount of our outstanding debentures, which was partially offset by a decrease in loss on foreign currency transactions to Won 12.7 billion in 2019 from Won 38.9 billion in 2018.

Gains (Losses) Related to Investments in Associates and Joint Ventures.    Gains related to investments in associates and joint ventures decreased by 86.3% to Won 449.5 billion in 2019 from Won 3,270.9 billion in 2018, primarily due to a decrease in share of profits of SK Hynix to Won 416.2 billion in 2019 from Won 3,238.1 billion in 2018. Such decrease was primarily due to a decrease in SK Hynix’s profit for the year to Won 2,009.1 billion in 2019 from Won 15,540.0 billion in 2018.

Income Tax.    Income tax expense decreased by 64.4% to Won 300.3 billion in 2019 from Won 844.0 billion in 2018 primarily due to a 70.8% decrease in profit before income tax to Won 1,161.0 billion in 2019 from Won 3,976.0 billion in 2018. Our effective tax rate in 2019 increased to 25.9% from 21.2% in 2018. Our effective tax rates in 2019 and 2018 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to non-taxable income in 2019 and changes in unrecognized deferred taxes in 2018.

Profit for the Year.    Principally as a result of the factors discussed above, our profit for the year decreased by 72.5% to Won 860.7 billion in 2019 from Won 3,132.0 billion in 2018. Profit for the year as a percentage of operating revenue and other income was 4.8% in 2019 compared to 18.5% in 2018.

Inflation

We do not consider inflation in Korea to have had a material impact on our results of operations in recent years. According to the Korean Statistical Information Service, annual inflation in Korea was 0.5% in 2020, 0.4% in 2019 and 1.5% in 2018.

Item 5.B.	Liquidity and Capital Resources

Liquidity

We had a working capital surplus (current assets in excess of current liabilities) of Won 597.1 billion as of December 31, 2020 and Won 236.8 billion as of December 31, 2019. The increase in our working capital as of December 31, 2020 compared to December 31, 2019 was primarily attributable to an increase in short-term financial instruments, which was mainly due to the replacement of certain time deposits with short-term financial instruments upon their maturity. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 2,947.0 billion as of December 31, 2020 and Won 2,268.1 billion as of December 31, 2019. We had outstanding short-term borrowings and current portion of long-term debt of Won 1,049.2 billion as of December 31, 2020 and 1,037.9 billion as of December 31, 2019. As of December 31, 2020, we had credit lines with several local banks that provided for borrowing of up to Won 480.0 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,369.6 billion as of December 31, 2020 and Won 1,270.8 billion as of December 31, 2019. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2020		2019		2018		2019 to 2020			2018 to 2019
	(In billions of Won, except percentages)
Net cash provided by operating activities	￦	5,821.9	￦	4,035.0	￦	4,332.6	￦	1,786.9	44.3%	￦	(297.6)	(6.9)%
Net cash used in investing activities		(4,250.4)		(3,581.6)		(4,047.7)		(668.8)	18.7		466.1	(11.5)
Net cash used in financing activities		(1,457.6)		(686.7)		(238.3)		(770.9)	112.3		(448.4)	188.2
Net increase (decrease) in cash and cash equivalents		113.9		(233.3)		46.6		347.2	N.A.		(279.9)	N.A.
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		(15.1)		(2.6)		2.4		(12.5)	480.8		(5.0)	N.A.
Cash and cash equivalents at beginning of period		1,270.8		1,506.7		1,457.7		(235.9)	(15.7)		49.0	3.4
Cash and cash equivalents at end of period		1,369.6		1,270.8		1,506.7		98.8	7.8		(235.9)	(15.7)

N.A.	= Not available

Cash Flows from Operating Activities.     Net cash provided by operating activities was Won 5,821.9 billion in 2020, Won 4,035.0 billion in 2019 and Won 4,332.6 billion in 2018. Profit for the year was Won 1,500.5 billion in 2020, Won 860.7 billion in 2019 and Won 3,132.0 billion in 2018. Net cash provided by operating activities in 2020 increased by 44.3% from 2019 primarily due to the increase in profit for the year as well as a decrease in accounts payable — other at the year-end 2020 compared to the year-end 2019. Net cash provided by operating activities in 2019 decreased by 6.9% from 2018 primarily due to an increase in prepaid expenses at the year-end 2019 compared to the year-end 2018.

Cash Flows from Investing Activities.     Net cash used in investing activities was Won 4,250.4 billion in 2020, Won 3,581.6 billion in 2019 and Won 4,047.7 billion in 2018. Cash inflows from investing activities were Won 428.9 billion in 2020, Won 755.2 billion in 2019 and Won 686.1 billion in 2018. Cash inflows in 2020 were primarily attributable to the net cash inflows from business combinations, which mainly related to the Tbroad Merger, as well as proceeds from disposals of property and equipment, primarily related to the disposal of certain training facilities to SK Hynix. Cash inflows in 2019 were primarily attributable to a decrease in short-term financial instruments, net of Won 254.0 billion, which was mainly in connection with funding our investments in property and equipment, and proceeds from disposals of long-term investment securities of Won 234.7 billion, which was primarily in connection with the disposal of 6,109,000 common shares of Hana Financial Group Inc. for Won 221.1 billion in cash. Cash inflows in 2018 were primarily attributable to proceeds from disposals of long-term investment securities of Won 371.8 billion, primarily in connection with the disposal of all of our shares of KB Financial Group Inc. for Won 179.6 billion in cash and the disposal of redeemable convertible preferred shares of Krafton for Won 130.0 billion in cash and the collection of short-term loans of Won 117.6 billion.

Cash outflows for investing activities were Won 4,679.3 billion in 2020, Won 4,336.8 billion in 2019 and Won 4,733.8 billion in 2018. Cash outflows in 2020, 2019 and 2018 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 3,557.8 billion, Won 3,375.9 billion and Won 2,792.4 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the expansion of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities.     Net cash used in financing activities was Won 1,457.6 billion in 2020, Won 686.7 billion in 2019 and Won 238.3 billion in 2018. Cash inflows from financing activities were Won 3,499.6 billion in 2020, Won 2,047.3 billion in 2019 and Won 4,651.7 billion in 2018. Such inflows were primarily driven by proceeds from long-term borrowings, which provided cash of Won 1,947.8 billion in 2020, nil in 2019 and Won 1,920.1 billion in 2018, and the issuance of debentures, which provided cash of Won 1,421.0 billion in 2020, Won 1,633.4 billion in 2019 and Won 1,809.6 billion in 2018. In 2019, we also received proceeds of Won 300.0 billion from the disposal of our treasury shares to Kakao.

Cash outflows for financing activities were Won 4,957.2 billion in 2020, Won 2,733.9 billion in 2019 and Won 4,890.0 billion in 2018. Cash outflows for financing activities included repayment of long-term borrowings, repayment of debentures, payment of dividends, repayments of other long-term payables and acquisition of treasury shares, among other items. Repayment of long-term borrowings were Won 1,950.9 billion in 2020, Won 89.9 billion in 2019 and Won 1,780.7 billion in 2018. Repayment of debentures were Won 975.5 billion in 2020, Won 940.0 billion in 2019 and Won 1,488.0 billion in 2018. Payment of dividends were Won 742.1 billion in 2020, Won 718.7 billion in 2019 and Won 706.1 billion in 2018. Repayments of other long-term payables were Won 428.1 billion in 2020, Won 428.2 billion in 2019 and Won 305.6 billion in 2018. Acquisition of treasury shares was Won 426.7 billion in 2020.

As of December 31, 2020, we had total long term debt (excluding current portion) outstanding of Won 9,669.5 billion, which included debentures in the amount of Won 7,690.2 billion and bank and institutional borrowings in the amount of Won 1,979.3 billion. As of December 31, 2019, we had total long-term debt (excluding current portion) outstanding of Won 9,226.0 billion, which included debentures in the amount of Won 7,253.9 billion and bank and institutional borrowings in the amount of Won 1,972.1 billion. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

As of December 31, 2020, we had (i) Won 6,974.8 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 5,590.0 billion, SK Broadband issued Won 1,360.0 billion and SK Infosec issued Won 24.8 billion, and (ii) Won 1,632.0 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.40% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2020, substantially all of our foreign currency-denominated long-term borrowings and debentures, which in the aggregate amounted to 15.5% of our total outstanding long-term debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and research and development expenditures have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new growth engines, including our next-generation growth businesses in media, security, commerce, IoT solutions and other innovative products and services offered through our platform services, including AI solutions, and to create synergies among our businesses, including through the adaptation of AI technology.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2021. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures.     The following table sets forth our actual capital expenditures for 2020, 2019 and 2018:

	Year ended December 31,
	2020		2019		2018
	(In billions of Won)
Wireless Networks(1)	￦	1,878.6	￦	2,514.3	￦	1,735.6
Fixed-line Network(2)		818.3		815.8		776.8
Others(3)		860.9		45.8		280.0

Total	￦	3,557.8	￦	3,375.9	￦	2,792.4

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.

(3)	Includes non-network related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2020, 2019 and 2018 were Won 3,557.8 billion, Won 3,375.9 billion and Won 2,792.4 billion, respectively. Of such amounts, we spent approximately 52.8%, 74.5% and 62.2% in 2020, 2019 and 2018, respectively, on capital expenditures related to building and enhancing our wireless networks. Our other non-network related capital expenditures in 2020, 2019 and 2018 primarily related to developing new products, upgrades to our information technology systems and equipment and investments in data infrastructure.

In particular, we have been making capital expenditures to build and expand our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to improve our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2021 to build and expand our 5G network and develop related technologies, as well as to further improve and maintain our LTE network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Spectrum		Technology (width)	Date of Acquisition	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
1.8 GHz	LTE (35 MHz)	20 MHz	Dec. 2011	￦	248.8	2011	￦	74.6	2012-2021
		15 MHz	Sept. 2013		115.3	2013		43.2	2014-2021
2.1 GHz		LTE (30 MHz)	Dec. 2016		141.2	2016		85.3	2017-2021
		WCDMA (10 MHz)
2.6 GHz		LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz		5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028
28 GHz		5G (800 MHz)	Dec. 2018		51.8	2018		31.1	2019-2023

In case of the 800 MHz spectrum, for which our frequency usage rights were acquired in June 2011 and will expire in June 2021, we make annual payments amounting to 1.6% of the revenues generated from such spectrum in the previous year. In 2020, we made such annual payment in the amount of Won 27.8 billion. For more information, see note 17 of the notes to our consolidated financial statements.

We expect to spend a similar amount for capital expenditures in 2021 compared to 2020 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and LTE-A services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms are due to expire in 2021 to KT, LG U+ and us, 95 MHz of which will be allocated to us. The final consideration to be paid by us for such reallocated bandwidths will depend on the number of 5G cell sites constructed by us until 2022, and the aggregate consideration to be paid by KT, LG U+ and us is expected to range between approximately Won 3.2 trillion and Won 3.8 trillion. We would be required to spend additional amounts on capital expenditures in connection with building out our networks on such reallocated bandwidths. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2021 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.     As of December 31, 2020, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2021	￦ 1,049.8
2022	1,421.2
2023	1,737.7
2024 and thereafter	6,552.8

Investments in New Growth Businesses.     We may also require capital for investments to support our development of new growth businesses.

We made a capital contribution of Won 65.0 billion in 2018 to Dreamus, a manufacturer of digital audio players and other portable media devices of which we had first acquired a 39.3% equity interest in August 2014. Dreamus also operates our music streaming service platform, FLO. As of December 31, 2020, we had a 51.4% equity interest in Dreamus.

In October 2018, we acquired Former ADT CAPS by acquiring a 55.0% interest in LSH, which owned 100% of Former ADT CAPS, for Won 696.7 billion. In December 2018, we merged NSOK with and into Former ADT CAPS. In December 2018, we acquired SK Infosec, Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec from SK Inc. In December 2020, we merged LSH with and into SK Infosec and held a 62.6% equity interest in SK Infosec as of December 31, 2020. We have subsequently merged Former ADT CAPS with and into SK Infosec in March 2021, and the surviving entity, SK Infosec, changed its name to ADT CAPS and has become the principal consolidated subsidiary that operates our security business.

We also increased our interest in id Quantique through the acquisition of additional shares with Won 55.2 billion in cash and Won 5.7 billion in contribution-in-kind in 2018 and capital contributions in cash amounting to Won 12.2 billion in 2019 and Won 6.4 billion in 2020, respectively. As of December 31, 2020, we held a 68.1% equity interest in id Quantique.

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

Severance Payments.     The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2020 was Won 154.9 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 1,127.2 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends.     Total cash outflows for payments of dividends amounted to Won 742.1 billion in 2020, Won 718.7 billion in 2019 and Won 706.1 billion in 2018.

In April 2021, we distributed annual dividends at Won 9,000 per share (exclusive of an interim dividend of Won 1,000 per share) to our shareholders for an aggregate payout amount of Won 641.9 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations at December 31, 2020, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	￦	8,606.8	￦	890.0	￦	3,115.2	￦	2,026.4	￦	2,575.2
Interest		1,143.0		216.5		334.7		204.1		387.7
Long-term borrowings
Principal		2,044.7		49.8		43.7		1,951.2		—
Interest		313.3		65.9		185.0		62.4		—
Lease liabilities
Principal		1,451.5		354.4		486.9		295.3		314.9
Interest		85.7		11.5		22.3		21.8		30.1
Short-term leases and leases of low-value assets		23.4		23.4		—		—		—
Facility deposits		14.3		10.0		—		—		4.3
Derivatives		43.1		1.7		3.3		38.1		—
Other long-term payables(2)
Principal		1,626.0		425.3		444.5		382.3		373.9
Interest		17.2		4.9		6.5		3.9		1.9
Short-term borrowings		110.0		110.0		—		—		—

Total contractual cash obligations	￦	15,479.0	￦	2,163.4	￦	4,642.1	￦	4,985.5	￦	3,688.0

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

(2)	Related to acquisition of frequency licenses. See note 19 of the notes to our consolidated financial statements.

See note 38 of the notes to our consolidated financial statements for details related to our other commitments and contingencies.

Item 5.C.	Research and Development, Patents and Licenses, etc.

We maintain a high level of spending on our research and development activity. We also donate funds to several Korean research institutes and educational organizations that focus on research and development activity. We believe that we must maintain a substantial in-house technology capability to achieve our strategic goals.

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics, media, security and mobility. SK Telecom’s research and development activity is centered at our T3K Center, located at our SK T-Tower corporate headquarters in Seoul and our Bundang office in Bundang-gu, Seongnam-si, Gyeonggi-do, Korea, which we established in May 2020 by reorganizing our former AIX Center. To more efficiently manage our research and development resources, our T3K Center is organized as follows:

Organization	Recent Areas of Focus
ESG Tech Product Hub	Planning and development of products based on technologies in environmental, social and corporate governance (“ESG”) areas; establishment of product-focused research and development system

5GX Intelligence CO	Development and standardization of new 5G technologies; development of MEC products and location-based technologies

AI Transformation CO	Transformation of mobile network operation business based on AI technology; planning and development of products based on AI and big data

T3K Innovation CO	Development of vertical full-stack products and vision AI technologies; discovery of new growth opportunities based on technology and enhancement of technological and corporate value

Loonshot Task Force	Discovery of future growth engines based on technology (including development of Korean-language model and development and commercialization of AI semiconductors)

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

The term of offices for directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Our directors may serve consecutive terms. The total term of office of independent directors may not exceed six years, and when combined with the term of office at our affiliates, may not exceed nine years. Our shareholders may remove them from office by a resolution at a general meeting of shareholders adopted by the holders of at least two-thirds of the voting shares present or represented at the meeting, and such affirmative votes also represent at least one-third of our total voting shares then issued and outstanding.

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

Standing directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Jung Ho Park	May 1963	2017	2023	Executive Director, President and Chief Executive Officer	Chairman of the Board of Directors, SK Hynix; Director, Nano-X Imaging Ltd.	Chief Executive Officer, SK Inc.; Head of Corporate Development Office, SK C&C Co., Ltd.; Head of Business Development Office, SK Telecom

Young Sang Ryu	May 1970	2018	2024	Executive Director and President of Mobile Network Operations Division	—	Executive Vice President of Business Development Group, SK Inc.; Senior Vice President of Business Development Office, SK Telecom; Head of Corporate Center, SK Telecom

Our current non-standing directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dae Sik Cho	Nov. 1960	2017	2023	Non-executive Director	Chairman, SK SUPEX Council	Chief Executive Officer, SK Inc.; Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Inc.; Head of Business Management, SK Inc.

Jung Ho Ahn	Feb. 1978	2017	2023	Independent Non-executive Director	Professor, Graduate School of Convergence Science and Technology,	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
					Seoul National University

Youngmin Yoon	Dec. 1963	2018	2024	Independent Non-executive Director	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University	Professor, School of Media & Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Seok-Dong Kim	May 1953	2019	2022	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Yong-Hak Kim	Jan. 1953	2020	2023	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University

Junmo Kim	Sept. 1976	2020	2023	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology

Other Executive Officers

In addition to our standing directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Jong Ryeol Kang	Oct. 1964	Head of ICT Infrastructure Center	Head of Corporate Culture Division
Chungsik Kang	Nov. 1971	PR Officer, Public Relations Office	Project Leader, Communication Committee PR Team
Dae Hwan Ko	Sept. 1961	Director of SK Academy	Head of Business Support Office, SK Incheon Petrochem
Chang Gook Ko	Jan. 1966	Officer of Corporate Relations Team, SUPEX Council Project	Head of CPR Office 1, SK C&C
Gyeong Nam Kim	Jan. 1974	Head of S&C Technology Group	PI/Project Manager, HRL Laboratories
Seong Soo Kim	Jun. 1966	Head of Mobile CO	Head of Distribution Support Office
Seong Joon Kim	Jul. 1970	Distribution, Mobile CO	Representative, Service Top
Yeong Joon Kim	Sept. 1972	Head of AI Technology Unit	Head of AI Technology Unit
Yoon Kim	Jun. 1971	Head of T3K	Siri Manager, Apple
Jeong Gyu Kim	Sept. 1976	Officer of Malaysia Regional HQ	Project Leader, Global Business Development, SUPEX Council Project
Jeong Bok Kim	Oct. 1965	Head of Metropolitan Infrastructure Office	Head of Central Infrastructure Office

Name	Month and Year of Birth	Position	Business Experience
Jung Hoon Kim	Nov. 1963	Head of Cloud Infrastructure Group	Naver Business Platform
Jiwon Kim	Jun. 1985	Head of Vision AI Labs, T3K Innovation CO	Professional Researcher, Samsung Advanced Institute of Technology
Jinwoo Kim	Feb. 1971	Head of Global Business Group	Head of Global Business Office, SK Planet
Jinwon Kim	Sept. 1966	Head of Financial Strategy & Management Group	Representative, SK USA
Hyuk Kim	Sept. 1967	Global Media Support, MNO Business	Head of Media Business Support Group
Hyeon Kook Kim	Dec. 1966	Daegu Regional CP	Head of Metropolitan Area Marketing Office
Hyeong Chan Kim	Aug. 1962	PD of SK Research Institute for SUPEX Management	Telecommunications Policy Research, Korea Information Society Development Institute
Heesup Kim	Oct. 1968	Head of Communication Center	AD Office, Chosun Ilbo
SukKwon Na	Nov. 1966	PD of SK Research Institute for SUPEX Management	Director of Statistical Policy, Statistics Korea
Chan Kyu Noh	Jul. 1965	Officer of Public Relations Team, SUPEX Council Project	Brand Team, SK Inc.
Man Gang Ra	Jan. 1972	Head of Motivation Group	Head of Talent Management Team, HR Office
Byung Hoon Ryu	Oct. 1980	Head of Corporate Strategy Group	PM Group PM2 CoE
Jung Hwan Ryu	Jun. 1970	Head of 5GX Infrastructure Group	Head of Infrastructure Support Group
Gap In Moon	May 1969	Head of Smart Device Group	Head of Service Strategy Division Policy Group
Myung Soon Park	Feb. 1969	Head of Infrastructure Value Innovation Group	Head of Growth Technology Institute
Min Hyung Park	Oct. 1968	Representative, SKTA	Motorola Inc.
Yong Joo Park	May 1965	Head of Compliance and Legal Group	Seoul Central District Prosecutor’s Office
Jong Kwan Park	Jul. 1970	Head of 5GX Intelligence CO	Head of Core Network Lab, Network Technology Institute
Jong Suk Park	Nov. 1971	Head of Business Planning Group	Head of Business Planning Office, SK Broadband
Ji Soo Park	Jun. 1976	Officer of Talent Development CoE, SUPEX Council Project	Project Leader, HR Support Team, SUPEX Council Project
Jin Woo So	Dec. 1961	Chairman of Talent Development Committee, SUPEX Council Project	Representative, SK Planet
Suk Ham Sung	Apr. 1970	Growth Business Support, CR & Growth Business Support Office	Evaluation Manager of Performance Evaluation Office, MSIT
Jin Soo Seong	May 1968	Head of Infrastructure Engineering Group	Head of Daegu Infrastructure Office
Gwang Hyeon Song	Mar. 1970	Head of Digital Communication Office	Head of Business PR Team, Communication Office
Jae Seung Song	Mar. 1979	Head of Corporate Development Group	Director, Praxis Capital Partners
Sang Kyu Shin	Nov. 1970	Head of Corporate Culture Center	Head of HR Office
Yongsik Shin	Aug. 1971	Head of IoT CO	Head of Energy Business Team
Sang Soo Sim	Aug. 1965	Head of Western Infrastructure Office	Head of Infrastructure Division Network Business Support Group

Name	Month and Year of Birth	Position	Business Experience
Jeong Yeol Ahn	Aug. 1969	Head of Supply Chain Management Group	Head of Corporate Center, Eleven Street
Junehyeon Ahn	Nov. 1969	Officer of Public Relations Team, SUPEX Council Project	Corporate Relations Team, SUPEX Council Project Communication Committee
Maeng Seog Yang	Mar. 1969	MR Business, MR Service CO	Head of 5GX MNO Business Group
Ji Young Yeo	Sept. 1966	Open Collaboration, ESG Innovation Group	Head of New Business Promotion Division Design Thinking Team
Sung Jin Yeum	Oct. 1972	CR Support, CR & Growth Business Support Office	Head of CR Support Team
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute for SUPEX Management	Head of Future Research Office
Hui Gang Ye	Oct. 1970	Head of Creative Communication Group	Head of Brand 2 Office, Hyundai Card
Kyung Sik Oh	Mar. 1966	Head of Sports Marketing Group	Head of Sports Marketing Group
Sehyeon Oh	Jul. 1963	Head of Authentication CO	Head of C&C DT Business Development Division
Woong Hwan Ryu	May 1971	Head of ESG Innovation Group	Head of Open Collaboration Center
Sung Eun Yoon	Jan. 1973	Officer of PR, Public Relations Office	Head of Corporate Relations Strategy Office Policy System Team
Yong Chul Yoon	May 1965	Officer of PR, Public Relations Office	Head of Department, MBC Newsroom
Poong Young Yoon	Nov. 1974	Head of Corporate Center 1	Head of PM Group
Gab Jae Lee	Feb. 1973	Central Regional CP	Head of Central Marketing Office
Kang Won Lee	Feb. 1970	Cloud Technology, Cloud CO	Manager of Mobile N/W Analytics, IBM T.J. Watson Research Center
Kiyoon Lee	Dec. 1969	Head of Customer Value Innovation Office	PL of Customer Value Innovation Office
Sang Gu Lee	Jul. 1970	Head of Messaging CO	Head of MNO Data Business Team
Sang Heon Lee	Aug. 1965	Head of Policy Development Office	Head of Corporate Relations Strategy Office
Jongmin Lee	Jul. 1978	Head of T3K Innovation CO	Head of Media Technology Institute
Joon Ho Lee	Aug. 1968	ESG Business, ESG Innovation Group	Head of Public Relation Office 2
Joong Ho Lee	Nov. 1967	Head of Metropolitan Area CP	Head of Busan Marketing Office
HyunA Lee	Aug. 1971	Head of AI&CO	Head of Conversational Commerce Division, SK Planet
Bong Ho Lim	Dec. 1966	Head of Regional CP	Head of Metropolitan Area Marketing Office
Hyoung Do Lim	Jun. 1968	Head of Change Management Office	Head of Policy Cooperation Office
Hong Sung Chang	Mar. 1969	Head of Advertising/Data CO	Head of Data Technology Institute
Jinsoo Jeon	Apr. 1975	Head of MR Service CO	Head of Media Labs
Dae Dug Jeong	Sept. 1967	Tax, Finance Group	Head of Tax Team
Doh Hee Jung	Sept. 1974	AI Transformation Products & Business, AI Transformation CO	Head of Data CoE Data Analysis Team 2
Jae Heon Chung	Jun. 1968	Head of New Business Legal Group	Chief Judge, Seoul Central District Court
Jae Hyun Chung	Dec. 1959	Officer of ICT Advisory Board	Head of ICT System TF
Chang Gweon Chung	Jul. 1970	Head of Infrastructure Business	Head of Infrastructure Engineering Group
Dong Hwan Cho	Nov. 1970	Head of Cloud Transformation Center	Head of Data CoE
Young Log Cho	Jun. 1971	Head of CR & Growth Business Support Office	Assistant to Head of External Cooperation Office

Name	Month and Year of Birth	Position	Business Experience
Jae Yoo Cho	Dec. 1979	Games, MR Service CO	Representative, LINE Games Japan
Jongwhi Cha	Nov. 1974	Head of Brand Foundation Group	Head of UX & Design Lab, Hyundai Card
Zonggeun Chai	Jul. 1968	Head of Ethics Management Office	Head of Compliance Team
Nag Hun Choi	Nov. 1972	Head of Smart Factory CO	Head of IoT Business Support Group
Woo Seong Chey	Jan. 1974	Representative, SK Telecom Japan	PL of Unicorn Labs Tokyo Office
Eun Sik Choi	Feb. 1969	Western Regional CP	Head of Distribution Innovation Support Group
Il Gyu Choi	Nov. 1970	Head of Cloud CO	Head of Public Business Unit
Jeong Hwan Choi	Jun. 1968	Asset Optimization, Corporate Development Group	Head of IR, Corporate Development Center
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute for SUPEX Management	Chief Executive Officer, SK Chemical
Pan Chul Choi	Jan. 1969	Cloud Business, Cloud CO	Head of Enterprise Business Division Financial Business Team
Min Yong Ha	Sept. 1970	Officer, Innovation Suite	Head of Global Alliance Group
Seong Ho Ha	Sept. 1968	Head of Corporate Relations Center	Head of Corporate Relations Strategy Office
Hyoung Il Ha	Aug. 1970	Head of Corporate Center 2	Head of Service Innovation Support Division
Myung Jin Han	Oct. 1973	Head of Subscription Service CO	Head of Global Alliance Group
Geunman Heo	Aug. 1966	Head of Infrastructure Solutions Group	Head of Gangnam Quality Solution Team
Seok Joon Huh	May 1973	Head of Private Placement Group	Managing Director, L Catterton Asia (Singapore)
Eunah Hyun	Nov. 1974	Head of Growth Legal, Corporate Center 2	Global Business Support Team, SK Inc.
Eric Hartman Davis	Oct. 1980	Head of Loonshot TF Language Superintelligence Labs	Head of Global AI Development Group
So Jeong Choi	Apr. 1982	Subscription Media, Subscription Service CO	Mobile Streaming, MNO Marketing Group
Gwan Woo Lee	Jun. 1973	Head of Cloud Application Group	Head of Data Development Operations Group
Tae Wan Kim	Jan. 1979.	Strategic Alliance, Global Business Group	Strategic Alliance, Integrated Service Group
Yeong Sang Kwon	Mar. 1971	Head of Policy Cooperation Office	Head of Policy Cooperation Office
Seung Tae Hong	Jul. 1971	RPA, Business Planning Group	Leader, Portfolio Innovation Team, Business Strategy Group
Gyu Sik Lee	Jan. 1970	Head of Competency Group	Leader, Change 1 Cell, Change Office
Yong Jin Choi	Feb. 1977	Head of AI Transformation CO	Head of MNO DT Labs, AI/DT Technology Group
Jeong Tae Kim	Aug. 1972	Head of Learning Center	Head of Learning Center
Jihoon Kim	Sept. 1978	Officer, Future Business Team, SUPEX Council Project	Leader, Bundled Product Offering Team
Jaeho Yoo	Dec. 1973	Portfolio Innovation	Growth Business Group, Eleven Street
Jeong Hoon Lee	May 1974	SKTA Business Development	Investment Center 2 Group, SK Inc.
Yong Seok Lee	Nov. 1961	Head of ESG Group, SK Research Institute for SUPEX Management	PD, SK Research Institute for SUPEX Management

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all standing directors, who also serve as our executive officers, and non-standing directors) during the year ended December 31, 2020 totaled approximately Won 10.0 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2020 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director, President and Chief Executive Officer	￦	1,700	￦	5,679	￦	1	—	￦	7,380
Young Sang Ryu	Executive Director and President of Mobile Network Operations Division		540		1,668		21	—		2,229

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

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all standing directors, who also serve as our executive officers) during the year ended December 31, 2020 totaled approximately Won 49.8 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2020 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director, President and Chief Executive Officer	￦	1,700	￦	5,679	￦	1	—	￦	7,380
Jin Woo So	Chairman of Talent Development Committee, SUPEX Council Project		1,200		1,163		2	—		2,365
Young Sang Ryu	Executive Director and President of Mobile Network Operations Division		540		1,668		21	—		2,229
Yoon Kim	Head of T3K		430		1,127		83	—		1,640
Poong Young Yoon	Head of Corporate Center 1		400		1,105		43	—		1,548

On February 20, 2020, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2020. On February 25, 2021, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2021. The following table summarizes the exercisable stock options granted to our directors and executive officers as of March 31, 2021:

Recipient	Position	Grant date	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Executive Director, President and Chief Executive Officer	March 24, 2017	March 25, 2019	March 24, 2022	￦	246,750	22,168
			March 25, 2020	March 24, 2023		266,490	22,168
			March 25, 2021	March 24, 2024		287,810	22,168
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	111,106
Young Sang Ryu	Executive Director and President of Mobile Network Operations Division	February 20, 2018	February 21, 2020	February 20, 2023		254,120	1,358
		March 26, 2019	March 27, 2021	March 26, 2024		254,310	1,734
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	2,353
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	5,990
Seong Ho Ha	Head of Corporate Relations Center	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,369
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,656
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	1,920
Hyoung Il Ha	Head of Corporate Center 2	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,564
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,961
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	3,760
Poong Young Yoon	Head of Corporate Center 1	February 22, 2019	February 23, 2021	February 22, 2024		265,260	1,244
		March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,743
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	3,360
Jong Ryeol Kang	Head of ICT Infrastructure Center	March 26, 2020	March 27, 2023	March 26, 2027		192,260	2,048
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	2,350
Yoon Kim	Head of T3K	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,874
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	2,110
Seok Joon Huh	Head of Private Placement Group	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,852
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	2,260
Dong Hwan Cho	Head of Cloud Transformation Center	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,525
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	1,770
HyunA Lee	Head of AI&CO	March 26, 2020	March 27, 2023	March 26, 2027		192,260	1,525
		March 25, 2021	March 26, 2023	March 25, 2026		251,380	2,880
Sang Kyu Shin	Head of Corporate Culture Center	March 25, 2021	March 26, 2023	March 25, 2026		251,380	1,530
Jae Seung Song	Head of Corporate Development Croup	March 25, 2021	March 26, 2023	March 25, 2026		251,380	2,650
Myung Jin Han	Head of Subscription Service CO	March 25, 2021	March 26, 2023	March 25, 2026		251,380	1,450
Byung Hoon Ryu	Head of Corporate Strategy Group	March 25, 2021	March 26, 2023	March 25, 2026		251,380	1,250

Item 6.C.	Board Practices

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

Our audit committee is composed of four independent non-executive directors: Seok-Dong Kim, Yong-Hak Kim, Jung Ho Ahn and Youngmin Yoon, each of whom is financially literate and independent under the rules of the NYSE as applicable. Seok-Dong Kim is the chairman of the committee. The board of directors has determined that Seok-Dong Kim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Jung Ho Park, and two independent directors, Seok-Dong Kim and Jung Ho Ahn. Seok-Dong Kim is the chairman of the committee.

Capex Review Committee

This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director, Young Sang Ryu, and five independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn and Youngmin Yoon and Junmo Kim. Jung Ho Ahn is the chairman of the committee.

Compensation Review Committee

This committee oversees our overall compensation scheme for top-level executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of three independent directors, Yong-Hak Kim, Seok-Dong Kim and Junmo Kim. Yong-Hak Kim is the chairman of the committee.

Corporate Citizenship Committee

This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Jung Ho Ahn, Youngmin Yoon and Junmo Kim. Youngmin Yoon is the chairwoman of the committee.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2018	33,999	5,910	39,909
December 31, 2019	34,548	5,995	40,543
December 31, 2020	34,847	6,250	41,097

Labor Relations

As of December 31, 2020, SK Telecom had a company union consisting of 2,591 regular employees out of 5,232 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2018 were completed in September 2018 and resulted in an average monthly wage increase of 2.5% for SK Telecom employees. Our wage negotiations for 2019 were completed in September 2019 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees. Our wage negotiations for 2020 were completed in September 2020 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees. Our wage negotiations for 2021 were completed in March 2021 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2020, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 1,278.6 billion for all of our employees are reflected in our consolidated financial statements as a liability, of which a total of Won 1,127.2 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2020 was set at 5.00% of SK Telecom’s profit before income tax on a separate basis, or Won 50.0 billion. The contribution amount for 2019 was set at 3.63% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion. The contribution amount for 2018 was set at 3.52% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2021:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding		Special Voting Rights	Options
Directors:
Jung Ho Park	Executive Director, President and Chief Executive Officer	3,500		*	None	177,610
Young Sang Ryu	Executive Director and President of Mobile Network Operations Division	1,000		*	None	11,435

Executive Officers:
Jong Ryeol Kang	Head of ICT Infrastructure Center	784		*	None	4,398
Gyeong Nam Kim	Head of S&C Technology Group	206		*	None	—
Seong Soo Kim	Head of Mobile CO	300		*	None	—
Seong Joon Kim	Distribution, Mobile CO	300		*	None	—
Yeong Joon Kim	Head of AI Technology Unit	200		*	None	—
Yoon Kim	Head of T3K	1,000		*	None	3,984
Jeong Bok Kim	Head of Metropolitan Infrastructure Office	673		*	None	—
Jung Hoon Kim	Head of Cloud Infrastructure Group	150		*	None	—
Jiwon Kim	Head of Vision AI Labs, T3K Innovation CO	300		*	None	—
Jinwoo Kim	Head of Global Business Group	150		*	None	—
Jinwon Kim	Head of Financial Strategy & Management Group	700		*	None	—
Hyuk Kim	Global Media Support, MNO Business	300		*	None	—
Hyeon Kook Kim	Daegu Regional CP	500		*	None	—
Heesup Kim	Head of Communication Center	200		*	None	—
Man Gang Ra	Head of Motivation Group	500		*	None	—
Byung Hoon Ryu	Head of Corporate Strategy Group	500		*	None	1,250
Jung Hwan Ryu	Head of 5GX Infrastructure Group	450		*	None	—
Gap In Moon	Head of Smart Device Group	200		*	None	—
Myung Soon Park	Head of Infrastructure Value Innovation Group	150		*	None	—
Yong Joo Park	Head of Compliance and Legal Group	1,200		*	None	—
Jong Kwan Park	Head of 5GX Intelligence CO	200		*	None	—
Jong Suk Park	Head of Business Planning Group	500		*	None	—
Suk Ham Sung	Growth Business Support, CR & Growth Business Support Office	500		*	None	—
Jin Soo Seong	Head of Infrastructure Engineering Group	1,036		*	None	—
Jae Seung Song	Head of Corporate Development Group	200		*	None	2,650
Gwang Hyeon Song	Head of Digital Communication Office	200		*	None	—
Sang Kyu Shin	Head of Corporate Culture Center	500		*	None	1,530
Yongsik Shin	Head of IoT CO	408		*	None	—
Sang Soo Sim	Head of Western Infrastructure Office	300		*	None	—
Jeong Yeol Ahn	Head of Supply Chain Management Group	421		*	None	—
Maeng Seog Yang	MR Business, MR Service CO	200		*	None	—
Ji Young Yeo	Open Collaboration, ESG Innovation Group	316		*	None	—
Sung Jin Yeum	CR Support, CR & Growth Business Support Office	1,000		*	None	—
Hui Gang Ye	Head of Creative Communication Group	200		*	None	—
Kyung Sik Oh	Head of Sports Marketing Group	350		*	None	—
Sehyeon Oh	Head of Authentication CO	100		*	None	—
Woong Hwan Ryu	Head of ESG Innovation Group	200		*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding		Special Voting Rights	Options
Sung Eun Yoon	Officer of PR, Public Relations Office	200		*	None	—
Poong Young Yoon	Head of Corporate Center 1	800		*	None	6,347
Gab Jae Lee	Central Regional CP	300		*	None	—
Kang Won Lee	Cloud Technology, Cloud CO	100		*	None	—
Kiyoon Lee	Head of Customer Value Innovation Office	765		*	None	—
Sang Gu Lee	Head of Messaging CO	350		*	None	—
Sang Heon Lee	Head of Policy Development Office	377		*	None	—
Jongmin Lee	Head of T3K Innovation CO	200		*	None	—
Joon Ho Lee	ESG Business, ESG Innovation Group	300		*	None	—
Joong Ho Lee	Head of Metropolitan Area CP	200		*	None	—
HyunA Lee	Head of AI&CO	100		*	None	4,405
Bong Ho Lim	Head of Regional CP	150		*	None	—
Hyoung Do Lim	Head of Change Management Office	275		*	None	—
Hong Sung Chang	Head of Advertising/Data CO	250		*	None	—
Jinsoo Jeon	Head of MR Service CO	1,000		*	None	—
Dae Dug Jeong	Tax, Finance Group	350		*	None	—
Doh Hee Jung	AI Transformation Products & Business, AI Transformation CO	100		*	None	—
Jae Heon Chung	Head of New Business Legal Group	400		*	None	—
Chang Gweon Chung	Head of Infrastructure Business	450		*	None	—
Dong Hwan Cho	Head of Cloud Transformation Center	700		*	None	3,295
Young Log Cho	Head of CR & Growth Business Support Office	700		*	None	—
Jae Yoo Cho	Games, MR Service CO	600		*	None	—
Jongwhi Cha	Head of Brand Foundation Group	100		*	None	—
Zonggeun Chai	Head of Ethics Management Office	900		*	None	—
Nag Hun Choi	Head of Smart Factory CO	600		*	None	—
Eun Sik Choi	Western Regional CP	250		*	None	—
Il Gyu Choi	Head of Cloud CO	150		*	None	—
Jeong Hwan Choi	Asset Optimization, Corporate Development Group	400		*	None	—
Pan Chul Choi	Cloud Business, Cloud CO	100		*	None	—
Min Yong Ha	Officer, Innovation Suite	300		*	None	—
Seong Ho Ha	Head of Corporate Relations Center	1,000		*	None	4,945
Hyoung Il Ha	Head of Corporate Center 2	1,000		*	None	7,285
Geunman Heo	Head of Infrastructure Solutions Group	300		*	None	—
Eunah Hyun	Head of Growth Legal, Corporate Center 2	200		*	None	—
Myung Jin Han	Head of Subscription Service CO	1,000		*	None	1,450
Seok Joon Huh	Head of Private Placement Group	700		*	None	4,112
Seung Tae Hong	RPA, Business Planning Group	150		*	None	—
Gyu Sik Lee	Head of Competency Group	200		*	None	—
So Jeong Choi	Subscription Media, Subscription Service CO	100		*	None	—
Gwan Woo Lee	Head of Cloud Application Group	250		*	None	—
Tae Wan Kim	Strategic Alliance, Global Business Group	280		*	None	—
Yeong Sang Kwon	Head of Policy Cooperation Office	250		*	None	—
Yong Jin Choi	Head of AI Transformation CO	200		*	None	—
Jihoon Kim	Officer, Future Business Team, SUPEX Council Project	67		*	None	—
Jaeho Yoo	Portfolio Innovation	120		*	None	—

Total		37,178		*		234,696

*	Less than 1%.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2020, approximately 66.7% of our issued shares were held in Korea by approximately 154,707 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2020, there were at least 100 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 6,791,254 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 8.4% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2020 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(3)	Percentage of Total Shares Outstanding(4)
SK Inc.	21,624,120	26.8%	30.3%
National Pension Service	8,853,906	11.0	12.4
Treasury shares(1) (2)	9,418,558	11.7	—

(1)

Treasury shares do not have any voting rights. In 2020, we repurchased 1,809,295 common shares under a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm, dated August 28, 2020 (the “Share Repurchase Agreement”).

(2)

We repurchased an additional 288,000 common shares under the Share Repurchase Agreement in January 2021 and disposed of 120,990 treasury shares as bonus payment to certain of our officers and employees in February 2021. As of March 31, 2021, we held 9,585,568 shares in treasury.

(3)	Calculated based on 80,745,711 total issued shares, which include 9,418,558 treasury shares, as of December 31, 2020.

(4)	Calculated based on 71,327,153 total outstanding shares as of December 31, 2020.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2020	2019	2018
	(As a percentage of total issued shares)(1)
SK Group(2)	26.8%	26.8%	26.8%
SK Inc.	26.8	26.8	26.8
National Pension Service	11.0	11.1	9.8

(1)

Includes 9,418,558 shares, 7,609,263 shares and 8,875,883 shares held in treasury as of December 31, 2020, 2019 and 2018, respectively. In December 2018, we exchanged 1,260,668 treasury shares for all of the outstanding common shares of SK Infosec in a share exchange transaction with SK Inc. In November 2019, we sold 1,266,620 treasury shares to Kakao for approximately Won 300.0 billion. In 2020, we repurchased 1,809,295 common shares under the Share Repurchase Agreement.

(2)	SK Group’s ownership interest as of December 31, 2020, 2019 and 2018 consisted of the ownership interest of SK Inc. only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2021, SK Inc. held 26.8% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Inc. announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2021, the total number of our common shares outstanding was 71,160,143.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 37 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2020.

SK Networks

As of December 31, 2020, we had Won 2.2 billion of accounts receivable from SK Networks. As of the same date, we had Won 108.2 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&Marketing. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,023.0 billion in 2020, Won 1,088.4 billion in 2019 and Won 1,189.4 billion in 2018.

SK Inc.

We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand amounted to Won 380.3 billion in 2020, Won 396.0 billion in 2019 and Won 397.5 billion in 2018. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 76.5 billion in 2020, Won 95.4 billion in 2019 and Won 151.5 billion in 2018. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.

In December 2018, we acquired SK Infosec from SK Inc. in a share exchange transaction, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Inc. in exchange for all of the issued and outstanding common shares of SK Infosec.

SK TNS

SK TNS Co., Ltd. (“SK TNS”) provides us with network construction and maintenance services and related equipment. The total amount of network equipment purchased from SK TNS was Won 496.5 billion in 2020, Won 607.5 billion in 2019 and Won 493.8 billion in 2018. As of December 31, 2020, we had Won 89.9 billion of accounts payable to SK TNS, mainly relating to payments for such services and equipment.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through G-99.

Legal Proceedings

FTC Proceedings

On February 24, 2021, the FTC imposed a fine of Won 6.4 billion on us and issued a correctional order in connection with the payment by SK Telecom of a portion of sales commissions for IPTV services of SK Broadband in the course of selling bundled rate plans that combine our wireless services with IPTV services in violation of the Fair Trade Act. While we expect to pay the fine by the due date, we plan to apply for a stay of execution of the correctional order and initiate administrative proceedings in connection with the correctional order and the fine.

KCC Proceedings

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

On June 4, 2020, the KCC imposed a fine of Won 4 million on us and issued a correctional order for obtaining consent from subscribers for collection of personal information through contracts with material omissions in violation of the Location Information Act of Korea. On July 8, 2020, the KCC imposed a fine of Won 22.3 billion on us and issued a correctional order for providing handset subsidies that were in excess of their officially announced amounts and were discriminatory in nature, as well as unlawfully requiring subscribers to enroll to certain subscription plans or purchase certain value-added services in return, in connection with attracting new subscribers of 5G wireless services during the period between April 2019 and August 2019 in violation of the MDDIA. On September 9, 2020, the KCC imposed a fine of Won 76 million on us and issued a correctional order for false, exaggerated or deceptive advertising in violation of the Telecommunications Business Act.

With respect to the fines imposed by the KCC set forth above, we have paid such fines in full. With respect to the correctional orders issued by the KCC set forth above, we have implemented remedial measures pursuant to such correctional orders and reported to the KCC on the implementation of such measures.

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

Dividends

Annual dividends, if any, on our outstanding shares must be approved at the annual general meeting of shareholders. This meeting is generally held in March of the following year, and the annual dividend is generally paid shortly after the meeting. Since our shareholders have discretion to declare annual dividends, we cannot give any assurance as to the amount of dividends per share or that any dividends will be declared at all. Interim dividends, if any, could be approved by a resolution of our board of directors. We replaced the interim dividend system with a quarterly dividend system pursuant to an amendment to our articles of incorporation at our annual general meeting of shareholders held on March 25, 2021. Once declared, dividends must be claimed within five years, after which the right to receive the dividends is extinguished and reverted to us.

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

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2016	￦ 10,000	￦ 706.1	70,609,160
2017	10,000	706.1	70,609,160
2018	10,000	717.4	71,869,828	(1)
2019	10,000	730.1	73,136,448	(2)
2020	10,000	715.1	71,327,153	(3)

(1)	The number of shares entitled to the interim dividend was 70,609,160.

(2)	The number of shares entitled to the interim dividend was 71,869,828.

(3)	The number of shares entitled to the interim dividend was 73,136,448.

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

In addition, the FSCMA and our articles of incorporation provide that, in addition to annual dividends, we may pay quarterly dividends. Unlike annual dividends, the decision to pay quarterly dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any quarterly dividends must be paid in cash to the shareholders of record as of March 31, June 30 or September 30 of the relevant fiscal year.

Under the FSCMA, the total amount of quarterly dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (1) a company’s capital in the immediately preceding fiscal year, (2) the aggregate amount of its capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (3) the amount of earnings for dividend payments confirmed at the general shareholders’ meeting with respect to the immediately preceding fiscal year and (4) the amount of legal reserve that should be set aside for the current fiscal year following the quarterly dividend payment. Furthermore, the rate of quarterly dividends for non-voting shares must be the same as that for our common shares. In addition, no quarterly dividends can be paid if there is a concern over the net assets of the current fiscal year falling short of the aggregate sum of (1) our stated capital, (2) the total amount of our capital surplus reserve, (3) legal reserve accumulated up to the end of the current fiscal year and (4) the increase in our net asset value resulting from the evaluation of our assets and liabilities that has not been offset against unrealized losses.

Our obligation to pay quarterly dividends expires if no claims to such dividends are made for a period of five years from the payment date.

Item 8.B.	Significant Changes

None.

Item 9.	THE OFFER AND LISTING

Item 9.A.	Offering and Listing Details

These matters are described under “Item 9.C. Markets” below where relevant.

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2021, 71,160,143 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents one-ninth of one share of our common stock. As of March 31, 2021, ADSs representing 6,600,692 shares of our common stock were outstanding.

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

Currently, our authorized share capital is 220,000,000 shares, which consists of shares of common stock, par value Won 500 per share, and shares of non-voting stock, par value Won 500 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2021, 80,745,711 common shares were issued, of which 9,585,568 shares were held by us in treasury. From September 2020 to January 2021, we repurchased 2,097,295 common shares under the Share Repurchase Agreement, and we disposed of 120,990 treasury shares as bonus payment to certain of our officers and employees in February 2021. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

The term of office for directors is until the close of the third annual general shareholders meeting convened after he or she commences his or her term. Our directors may serve consecutive terms and our shareholders may remove them from office at any time by a special resolution adopted at a general meeting of shareholders. The total term of office of independent directors may not exceed six years, and when combined with the term of office at our affiliates, may not exceed nine years.

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

Annual Report

When sending a written notice for the general meeting of shareholders, we must attach our annual report prepared under the FSCMA and audit report prepared under the Act on External Audit of Stock Companies. Alternatively, we may inform the shareholders of the annual report and audit report by email or uploading them to our website one week before the general meeting of shareholders. Furthermore, at least one week before the annual general meeting of shareholders, we must make our business reports and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of business reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the FSCMA, we must file with the FSC and the Korea Exchange (1) an annual report within 90 days after the end of our fiscal year, (2) a mid-year report within 45 days after the end of the first six months of our fiscal year, and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

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

United States Taxation

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold our common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are

“qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “— Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “Passive Foreign Investment Company Rules”, we believe that we may be classified as a PFIC with respect to our taxable year ending December 31, 2020 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

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

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. Due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix, which is treated as a passive asset for this purpose, we believe that we may be classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2020 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Recent stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Declines in the market value of our equity holdings in SK Hynix and the results of operations of SK Hynix could have a material adverse effect on the market price of our common shares and American Depositary Shares (“ADSs”) as well as our results of operation.”

You should consult your own tax advisors regarding our classification as a PFIC for 2020 or in the current or future years.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs, such U.S. holder will generally be subject to the unfavorable rules described above for that year and for each subsequent year in which such U.S. holder holds the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, a U.S. holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such U.S. holder’s common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. U.S. holders should consult their own tax advisor about the advisability of making this election.

A U.S. holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). Further, it should also be noted that only the ADSs and not the common shares are listed on the New York Stock Exchange. Consequently, a U.S. holder that holds common shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those common shares. If the U.S. holder makes a mark-to-market election, the U.S. holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. holder’s basis in those ADSs. If at the end of the U.S. holder’s taxable year, the U.S. holder’s basis in the shares or ADSs exceeds their fair market value, the U.S. holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. holder’s net mark-to-market gains from previous years. A U.S. holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. holder recognizes upon the sale of the U.S. holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. holder’s net mark-to-market gains from previous years. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election generally cannot be made for any lower-tier PFICs that we may own (unless shares of such lower-tier PFIC are themselves “marketable”), a U.S. holder who makes a mark-to-market election with respect to our common shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. U.S. holders are urged to consult their own tax advisors about the availability of the mark-to-market election, the consequences of not making a mark-to-market election for the first year during which a U.S. holder holds interests in our common shares or ADSs and we are a PFIC, and whether making the election would be advisable in their particular circumstances.

Although a U.S. holder can also avoid the unfavorable PFIC rules described above by electing to treat its common shares or ADSs as interests in a qualified electing fund (“QEF”), we do not intend to provide the information that would allow a U.S. holder to make such an election. Accordingly, in the event that we are treated as a PFIC, a U.S. holder will not be able to make a “QEF election.”

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

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC and regarding the U.S. federal income tax consequences of acquiring, holding and disposing of our common shares or ADSs if we are so classified, including the advisability of making a mark-to-market election, if available.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.43% of the sales price (or 0.5% of the sales price if such shares were sold before April 1, 2020; 0.45% of the sales price if such shares were sold before January 1, 2021). In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.23% of the sales price of such shares (or 0.25% of the sales price if such shares were sold after June 3, 2019 and before January 1, 2021) (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.43% of the sales price of such shares (or 0.5% of the sales price of such shares were sold before April 1, 2020; 0.45% of the sales price if such shares were sold before January 1, 2021) if traded outside the KRX KOSPI Market.

Securities transaction tax or the agricultural and fishery special surtax is not applicable if (1) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (2) the sale of the shares takes place on such exchange.

Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a Non-resident Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (1) between 10.0% to 40.0% of the tax amount due, depending on the nature of the improper reporting, and (2) 9.125% per annum on the tax amount due for the default period.

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2020. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$17.2 million of borrowings from December 2013, US$500 million of bonds issued in April 2018 and US$300 million of bonds issued in August 2018. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 12.3 billion of borrowings from December 2016, Won 25.0 billion of borrowings from December 2017 and Won 37.5 billion of borrowings from December 2018. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 7.5 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2020. For a further discussion of our exchange rate risk exposures, see note 36(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2020:

	Maturities
	2021		2022		2023		2024		2025		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	952.6	￦	1,387.8	￦	2,787.4	￦	848.1	￦	847.4	￦	2,133.5	￦	8,956.8	￦	9,431.4
Average weighted rate(1)		2.66%		2.20%		2.93%		2.41%		1.92%		2.38%
Variable rate		84.3		—		37.4		—		—		—		121.7		121.7
Average weighted rate(1)		2.22%		—		1.48%		—		—		—

Sub-total		1,036.9		1,387.8		2,824.8		848.1		847.4		2,133.5		9,078.5		9,553.0

Foreign currency:
Fixed-rate		12.4		6.2		865.5		—		—		431.3		1,315.4		1,489.8
Average weighted rate(1)		1.70%		1.70%		3.80%		—		—		6.63%
Variable rate		—		—		—		—		324.8		—		324.8		324.8
Average weighted rate(1)		—		—		—		—		1.15%		—

Sub-total		12.4		6.2		865.5		—		324.8		431.3		1,640.2		1,814.6

Total	￦	1,049.3	￦	1,394.0	￦	3,690.3	￦	848.1	￦	1,172.2	￦	2,564.8	￦	10,718.7	￦	11,367.6

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 0.5 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2020. For a further discussion of our interest rate risk exposures, see note 36(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2020, 2019 and 2018, a 10.0% increase in the equity indices where our equity investments at fair value through other comprehensive income are listed, with all other variables held constant, would have increased our total equity by Won 94.6 billion, Won 40.8 billion and Won 29.4 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2020, we received US$782,300 from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2020. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2020 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

Beginning January 1, 2020, we changed our accounting policy by applying the agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment) — November 2019, published by the IFRIC on December 16, 2019 and implemented significant new systems, processes and internal controls over lease accounting to assist us in the application of such change. Other than as discussed above, there has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020		2019
	(In millions of Won)
Audit Fees	￦	5,157	￦	4,299
Audit-Related Fees		16		3
Tax Fees		372		305
All Other Fees		93		—

Total	￦	5,638	￦	4,607

“Audit Fees” are the aggregate fees billed by KPMG Samjong for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG Samjong for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for audit services of documents related to the use of certain government grants in 2020 and assurance services, including verification of the consistency of financial information submitted to relevant governmental authorities with our consolidated annual financial statements, in 2019.

“Tax Fees” are fees for professional services rendered by KPMG Samjong for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

“All Other Fees” are fees billed by KPMG Samjong for benchmarking services related to new types of business association models for the purpose of enhancing social values in 2020.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the fiscal year ended December 31, 2020.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
					(In billions of Won)
September 1, 2020 – September 30, 2020	496,870	￦	239,411	496,870	￦	381.0
October 1, 2020 – October 31, 2020	612,425		234,594	612,425		237.4
November 1, 2020 – November 30, 2020	420,000		228,741	420,000		141.3
December 1, 2020 – December 31, 2020	280,000		242,734	280,000		73.3

Total	1,809,295	￦	235,818	1,809,295	￦	73.3

(1)

Repurchases made in the open market pursuant to the Share Repurchase Agreement, pursuant to which we are authorized to repurchase up to Won 500 billion of our common shares from August 28, 2020 to August 27, 2021.

(2)	Average price paid per share is a weighted average calculation using the aggregate price, excluding commissions and fees.

(3)	Remaining under the Share Repurchase Agreement at the end of the period.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation review committee comprised of three independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third

NYSE Corporate Governance Standards	Our Corporate Governance Practice
parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/ Joongsuk Oh
Name:	Joongsuk Oh
Title:	Senior Vice President, Head of IR Planning

Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

SK Telecom Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the Group) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, during 2019 and 2020, the Group changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases, and the related interpretations published by International Financial Reporting Interpretations Committee, respectively.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i)    Evaluation of impairment analysis for goodwill in the security services cash generating unit

As discussed in Notes 4 (11) and 16 to the consolidated financial statements, the amount of goodwill that is allocated to the security services cash generating unit (“CGU”) amounts to ￦1,176,274 million as of December 31, 2020. The Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a CGU to which goodwill is allocated. The recoverable amount of security services CGU was determined based on value-in-use (“VIU”).

We identified the evaluation of impairment analysis for goodwill in the security services CGU as a critical audit matter. Estimation of key assumptions involves a high degree of subjectivity and uncertainty and therefore, involved a high degree of subjective and complex auditor judgment. Specifically, estimates of revenue growth rates, labor costs, perpetual growth rate and discount rate used to estimate the VIU of the security services CGU were challenging to test.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s goodwill impairment analysis. This included controls related to the development of revenue growth rates, labor costs, perpetual growth rate and discount rate assumptions.

•

We performed sensitivity analyses over both the discount rate and the perpetual growth rate applied to the discounted cash flow forecast to assess the impact of changes in these key assumptions on the Group’s determination of the VIU of the security services CGU.

•

We evaluated estimated revenue growth rates and labor costs by comparison with the financial budgets approved by the Group and comparing the forecasted revenue growth rates and forecasted labor costs prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

•

We involved our valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating estimated revenue growth rates, labor costs and perpetual growth rate by comparison with industry reports as well as historical performance and (2) evaluating the discount rate by comparing with the discount rate that was independently developed using publicly available market data for comparable entities.

(ii)    Evaluation of fair value of intangible assets - Customer relationships

As discussed in Note 12 (1) to the consolidated financial statements, as a result of the merger between SK Broadband Co., Ltd., a subsidiary of SK Telecom Co., Ltd., and Tbroad Co., Ltd. and Tbroad Dongdaemun Broadcasting Co., Ltd., the Group recognized customer relationships as identifiable intangible assets. The fair value of customer relationships amounts to ￦374,019 million as of April 30, 2020, the acquisition date. The Group estimated the fair value of customer relationships using the multi-period excess earnings method (“MPEEM”), which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate.

We identified the evaluation of fair value of customer relationships as a critical audit matter. The evaluation of the fair value involved a high degree of challenging and complex auditor judgements. Specifically, the estimated revenue per user of relevant revenue streams, estimated future churn rates and discount rates used to estimate the fair value of customer relationships were challenging to test as minor changes to those assumptions would have had a significant impact on the fair value of the customer relationships.

The following are the primary procedures we performed to address this critical audit matter:

•

We evaluated the design and tested operating effectiveness of certain internal controls related to the Group’s process for determining the fair value of customer relationships. This included controls related to determination of estimated revenue per user of relevant revenue streams, estimated future churn rates and discount rates.

•	We assessed estimated revenue per user of relevant revenue streams and future churn rates by comparing them with the actual results subsequent to the acquisition date.

•

We performed sensitivity analyses over both the estimated revenue per user of relevant revenue streams and estimated future churn rates applied to the discounted expected future excess earnings to assess the impact of changes in these key assumptions on the Group’s determination of the fair value of customer relationships.

•

We involved our valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the estimated revenue per user of relevant revenue streams and future churn rates by comparing them with the acquirees’ historical performance; and (2) assessing the discount rates by comparing with the discount rates that were independently developed using publicly available market data for comparable entities.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 29, 2021

Report of Independent Registered Public Accounting Firm

On Internal Control Over Financial Reporting

To the Shareholders and the Board of Directors

SK Telecom Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited SK Telecom Co., Ltd. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements) and our report dated April 29, 2021, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2021

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	35,36	￦	1,369,653	1,270,824
Short-term financial instruments	6,35,36,38		1,426,952	830,647
Short-term investment securities	11,35,36		150,392	166,666
Accounts receivable — trade, net	7,35,36,37		2,188,893	2,230,979
Short-term loans, net	7,35,36,37		97,464	66,123
Accounts receivable — other, net	3,7,35,36,37,38		979,044	903,509
Contract assets	9,36		100,606	127,499
Prepaid expenses	3,8		2,128,349	2,018,690
Prepaid income taxes	32		1,984	63,748
Derivative financial assets	22,35,36,39		8,704	26,253
Inventories, net	10		171,443	162,882
Advanced payments and others	3,7,35,36		151,602	220,687

			8,775,086	8,088,507

Non-Current Assets:
Long-term financial instruments	6,35,36		893	990
Long-term investment securities	11,35,36		1,648,837	857,215
Investments in associates and joint ventures	13		14,354,113	13,385,264
Property and equipment, net	3,14,15,37,38		13,377,077	12,933,460
Goodwill	12,16		3,357,524	2,949,530
Intangible assets, net	17		4,436,194	4,866,092
Long-term contract assets	9,36		47,675	64,359
Long-term loans, net	7,35,36,37		40,233	33,760
Long-term accounts receivable — other	3,7,35,36,37,38		332,803	351,663
Long-term prepaid expenses	3,8		1,063,711	1,239,865
Guarantee deposits	3,7,35,36,37		172,474	164,652
Long-term derivative financial assets	22,35,36,39		155,991	124,707
Deferred tax assets	32		105,088	109,057
Defined benefit assets	21		3,557	1,125
Other non-current assets	7,35,36		35,701	32,122

			39,131,871	37,113,861

Total Assets		￦	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position — (Continued)

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable — trade	35,36,37	￦	372,909	438,297
Accounts payable — other	35,36,37		2,484,466	2,521,474
Withholdings	35,36,37		1,410,239	1,350,244
Contract liabilities	9		229,892	191,225
Accrued expenses	3,35,36		1,554,889	1,424,833
Income tax payable	32		219,766	5,450
Derivative financial liabilities	22,35,36,39		77	—
Provisions	3,20,38		69,363	86,320
Short-term borrowings	18,35,36,39		109,998	20,603
Current portion of long-term debt, net	18,35,36,39		939,237	1,017,327
Current portion of long-term payables — other	19,35,36,39		424,600	423,839
Lease liabilities	3,35,36,37,39		359,936	371,742
Other current liabilities			2,595	319

			8,177,967	7,851,673

Non-Current Liabilities:
Debentures, excluding current portion, net	18,35,36,39		7,690,169	7,253,894
Long-term borrowings, excluding current portion, net	18,35,36,38,39		1,979,261	1,972,149
Long-term payables — other	19,35,36,39		1,142,354	1,550,167
Long-term lease liabilities	3,35,36,37,39		1,076,841	919,265
Long-term contract liabilities	9		30,704	32,231
Defined benefit liabilities	21		154,944	172,258
Long-term derivative financial liabilities	22,35,36,39		375,083	1,043
Long-term provisions	3,20,38		81,514	78,841
Deferred tax liabilities	3,32		2,709,075	2,463,861
Other non-current liabilities	3,35,36,37		92,802	90,052

			15,332,747	14,533,761

Total Liabilities			23,510,714	22,385,434

Shareholders’ Equity:
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,26		278,444	607,722
Hybrid bonds	25		398,759	398,759
Retained earnings	3,27		22,981,913	22,228,683
Reserves	28		40,139	(329,576)
Equity attributable to owners of the Parent Company			23,743,894	22,950,227
Non-controlling interests			652,349	(133,293)

Total Shareholders’ Equity			24,396,243	22,816,934

Total Liabilities and Shareholders’ Equity		￦	47,906,957	45,202,368

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2020, 2019 and 2018

(In millions of won except for per share data)	Note	2020		2019	2018
Operating revenue and other income:
Revenue	3,5,37	￦	18,624,651	17,740,716	16,873,960
Other income	3,5,30,37		99,648	102,821	71,950

			18,724,299	17,843,537	16,945,910

Operating expenses:	3,37
Labor			3,006,172	2,822,673	2,288,655
Commissions	8		5,347,086	5,002,066	5,002,598
Depreciation and amortization	3,5		3,991,083	3,856,662	3,126,118
Network interconnection			770,712	752,334	808,403
Leased lines	3		294,722	263,367	309,773
Advertising			431,679	434,561	468,509
Rent	3		173,294	154,843	529,453
Cost of goods sold			1,608,470	1,833,362	1,796,146
Others	3,5,30		1,996,447	1,716,411	1,782,404

			17,619,665	16,836,279	16,112,059

Operating profit	5		1,104,634	1,007,258	833,851
Finance income	3,5,31		241,196	142,155	256,435
Finance costs	3,5,31		(497,193)	(437,955)	(385,232)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		1,028,403	449,543	3,270,912

Profit before income tax	5		1,877,040	1,161,001	3,975,966

Income tax expense	3,32		376,502	300,268	843,978

Profit for the year			1,500,538	860,733	3,131,988

Attributable to-:
Owners of the Parent Company		￦	1,504,352	888,698	3,127,887
Non-controlling interests			(3,814)	(27,965)	4,101
Earnings per share	3,33
Basic earnings per share (in won)		￦	20,463	12,127	44,066
Diluted earnings per share (in won)			20,459	12,127	44,066

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note	2020		2019	2018
Profit for the year		￦	1,500,538	860,733	3,131,988
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(2,637)	(72,605)	(41,490)
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		271	(19,269)	(16,330)
Valuation loss on financial assets at fair value through other comprehensive income	28,31		579,678	(17,943)	(130,035)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		(114,478)	75,763	1,753
Net change in unrealized fair value of derivatives	22,28,31		19,138	40,681	32,227
Foreign currency translation differences for foreign operations	28		(20,150)	(5,618)	12,291

Other comprehensive income (loss) for the year, net of taxes			461,822	1,009	(141,584)

Total comprehensive income		￦	1,962,360	861,742	2,990,404

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	1,869,075	891,051	3,000,503
Non-controlling interests			93,285	(29,309)	(10,099)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, December 31, 2017	￦	44,639	(202,237)	398,518	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting IFRS 15		—	—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting IFRS 9		—	—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		44,639	(202,237)	398,518	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year		—	—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive loss (note 13,21,22,28,31)		—	—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

		—	—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends (note 34)		—	—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends (note 34)		—	—	—	(70,609)	—	(70,609)	—	(70,609)
Share option (note 26)		—	593	—	—	—	593	196	789
Interest on hybrid bonds (note 25)		—	—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds (note 25)		—	(1,482)	(398,518)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds (note 25)		—	—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange (note 12)		—	129,595	—	—	—	129,595	—	129,595
Changes in ownership in subsidiaries		—	329,856	—	—	—	329,856	(298,725)	31,131

		—	458,562	241	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting IFRS 16 in 2019		—	—	—	(24,186)	—	(24,186)	(503)	(24,689)

Balance, January 1, 2019(As reported)		44,639	256,325	398,759	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Changes in accounting policies (note 3)		—	—	—	(5,393)	—	(5,393)	—	(5,393)

Balance, January 1, 2019(Restated)		44,639	256,325	398,759	22,114,962	(373,442)	22,441,243	(122,075)	22,319,168
Total comprehensive income:
Profit for the year		—	—	—	888,698	—	888,698	(27,965)	860,733
Other comprehensive income (loss) (note 13,21,22,28,31)		—	—	—	(41,513)	43,866	2,353	(1,344)	1,009

		—	—	—	847,185	43,866	891,051	(29,309)	861,742

Transactions with owners:
Annual dividends (note 34)		—	—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends (note 34)		—	—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option (note 26)		—	295	—	—	—	295	764	1,059
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares (note 24)		—	300,000	—	—	—	300,000	—	300,000
Changes in ownership in subsidiaries (note 12)		—	51,102	—	—	—	51,102	47,127	98,229

		—	351,397	—	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019	￦	44,639	607,722	398,759	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Total
Balance, January 1, 2020	￦	44,639	607,722	398,759	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit for the year		—	—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss) (note 13,21,22,28,31)		—	—	—	(4,992)	369,715	364,723	97,099	461,822

		—	—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends (note 34)		—	—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends (note 34)		—	—	—	(73,136)	—	(73,136)	—	(73,136)
Share option (note 26)		—	179	—	—	—	179	1,256	1,435
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(426,664)	—	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries (note 12)		—	97,207	—	—	—	97,207	696,872	794,079

		—	(329,278)	—	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020	￦	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note	2020		2019	2018
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,500,538	860,733	3,131,988
Adjustments for income and expenses	39		4,256,654	4,435,039	1,568,919
Changes in assets and liabilities related to operating activities	39		302,458	(856,130)	25,949

			6,059,650	4,439,642	4,726,856
Interest received			41,832	56,392	59,065
Dividends received			166,019	241,117	195,671
Interest paid			(397,351)	(360,439)	(255,189)
Income tax paid			(48,274)	(341,728)	(393,823)

Net cash provided by operating activities			5,821,876	4,034,984	4,332,580

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	253,971	—
Decrease in short-term investment securities, net			17,684	29,503	—
Collection of short-term loans			77,114	113,345	117,610
Decrease in long-term financial instruments			99	231	5
Proceeds from disposals of long-term investment securities			46,065	234,683	371,816
Proceeds from disposals of investments in associates and joint ventures			2,715	220	74,880
Proceeds from disposals of property and equipment			102,526	18,478	58,256
Proceeds from disposals of intangible assets			39,654	7,327	5,851
Collection of long-term loans			4,608	4,435	10,075
Decrease in deposits			16,244	9,180	7,490
Proceeds from settlement of derivatives			845	601	—
Collection of lease receivables			—	27,712	—
Proceeds from disposals of other non-current assets			—	—	1,186
Proceeds from disposals of subsidiaries			165	4,802	—
Cash inflow from business combination			115,834	5,016	38,925
Cash inflow from transfers of business			5,395	45,658	—

			428,948	755,162	686,094
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(596,025)	—	(373,450)
Increase in short-term investment securities, net			—	—	(49,791)
Increase in short-term loans			(103,604)	(116,320)	(112,319)
Increase in long-term loans			(11,044)	(11,541)	(6,057)
Increase in long-term financial instruments			(2)	—	(2)
Acquisitions of long-term investment securities			(95,474)	(383,976)	(19,114)
Acquisitions of investments in associates and joint ventures			(170,292)	(264,015)	(206,340)
Acquisitions of property and equipment			(3,557,800)	(3,375,883)	(2,792,390)
Acquisitions of intangible assets			(129,976)	(141,010)	(503,229)
Increase in deposits			(12,175)	(6,164)	(8,591)
Increase in other non-current assets			—	—	(5,927)
Cash outflow for business combinations			(2,958)	(36,910)	(654,685)
Cash outflow for disposal and liquidation of subsidiaries			—	(927)	(1,924)

			(4,679,350)	(4,336,746)	(4,733,819)

Net cash used in investing activities		￦	(4,250,402)	(3,581,584)	(4,047,725)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	Note	2020		2019	2018
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		￦	76,375	—	—
Proceeds from issuance of debentures			1,420,962	1,633,444	1,809,641
Proceeds from long-term borrowings			1,947,848	—	1,920,114
Proceeds from issuance of hybrid bonds			—	—	398,759
Cash inflows from settlement of derivatives			36,691	12,426	23,247
Proceeds from disposals of treasury shares			—	300,000	—
Transactions with non-controlling shareholders			17,766	101,398	499,926

			3,499,642	2,047,268	4,651,687
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(59,860)	(87,701)
Repayments of long-term payables – other			(428,100)	(428,153)	(305,644)
Repayments of debentures			(975,500)	(940,000)	(1,487,970)
Repayments of long-term borrowings			(1,950,874)	(89,882)	(1,780,708)
Repayments of hybrid bonds			—	—	(400,000)
Cash outflows from settlement of derivatives			—	—	(29,278)
Payments of dividends			(742,136)	(718,698)	(706,091)
Payments of interest on hybrid bonds			(14,766)	(14,766)	(15,803)
Repayments of lease liabilities			(412,666)	(443,238)	—
Acquisition of treasury shares			(426,664)	—	—
Transactions with non-controlling shareholders			(6,515)	(39,345)	(76,805)

			(4,957,221)	(2,733,942)	(4,890,000)

Net cash used in financing activities			(1,457,579)	(686,674)	(238,313)

Net increase (decrease) in cash and cash equivalents			113,895	(233,274)	46,542
Cash and cash equivalents at beginning of the year			1,270,824	1,506,699	1,457,735
Effects of exchange rate changes on cash and cash equivalents			(15,066)	(2,601)	2,422

Cash and cash equivalents at end of the year		￦	1,369,653	1,270,824	1,506,699

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

1.	Reporting Entity

(1)    General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.(*)	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(*) SK Holdings Co., Ltd. has changed its legal name from SK Holdings Co., Ltd. to SK Inc. effective March 29, 2021

(2)    List of subsidiaries

The list of subsidiaries as of December 31, 2020 and 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunication services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunication services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.(*5)	Korea	Information security service	62.6	100.0
	Life & Security Holdings Co., Ltd.(*5,6)	Korea	Investment (Holdings company)	—	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*7)	Switzerland	Quantum information and communications service	68.1	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	100.0	—
	Broadband Nowon Co., Ltd.(*6)	Korea	Cable broadcasting services	55.0	—
	T map Mobility Co., Ltd.(*6)	Korea	Mobility business	100.0	—
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0

Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0

Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*6)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0

Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*6)	Vietnam	Communications device retail business	—	100.0

Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	SK stoa Co., Ltd.(*8)	Korea	Other telecommunication retail business	—	100.0

Subsidiary owned by Quantum Innovation Fund I	Pan Asia Semiconductor Materials LLC (*6, 9)	Korea	Investment	66.4	—

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8

Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*6)	Vietnam	Logistics business	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0

Others(*10)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Parent Company has entered into a shareholders’ agreement with the acquiree’s shareholders and ￦320,984 million of derivative financial liabilities are recognized for drag-along right of the acquiree’s shareholders and for call option of the Parent Company as of December 31, 2020. (See note 22)

(*3)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.

(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights by non-controlling shareholders. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ￦14,297 million are recognized as financial liabilities as of December 31, 2020.

(*5)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve management efficiency on December 30, 2020. The Group acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of merger, the Group’s ownership interest of SK Infosec Co,, Ltd. has changed from 100% to 62.6%.

(*6)	Details of changes in the consolidation scope for year ended December 31, 2020 are presented in note 1-(4).

(*7)	The Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.

(*8)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ￦40,029 million in cash during the year ended December 31, 2020.

(*9)	PanAsia Semiconductor Materials LLC increased its capital by a third-party allotment, which has changed the Group’s ownership interest for the year ended December 31, 2020.

(*10)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)    Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	As of December 31, 2020			2020
Subsidiary	Total assets	Total liabilities	Total equity	Revenue	Profit (loss)
One Store Co., Ltd.	243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.	124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.	107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)	66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)	179,308	104,778	74,530	39,440	12,307

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.

(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.

(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,565,732	2,930,482	1,635,250	3,170,691	47,701
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		121,202	84,378	36,824	351,154	(427)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK infosec Information Technology (Wuxi) Co., Ltd.

(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.

(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	￦	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd.(*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICE ACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
SK O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
DREAMUS COMPANY(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,611,838	2,261,456	350,382	197,487	6,038
SK Infosec Co., Ltd.(*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)    Changes in subsidiaries

1)    The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company

FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.

Pan Asia Semiconductor Materials LLC	Established by Quantum Innovation Fund I

T map Mobility Co., Ltd.	Spin-off from the Parent Company

2)    The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.

SK TELINK VIETNAM Co., Ltd.	Disposed

Life & Security Holdings Co., Ltd.	Merged into SK Infosec Co, Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(5)    The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Infosec Co., Ltd.(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	￦	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	￦	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240

Net cash provided by operating activities	￦	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash provided by (used in) investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividend paid to non-controlling interests during the year ended December 31, 2020	￦	—	—	5,000	17,273	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	￦	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	￦	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	￦	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividend paid to non-controlling interests during the year ended December 31, 2019	￦	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	K-net Culture and Contents Venture Fund		DREAMUS COMPANY	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.(*)
Ownership of non-controlling interests (%)		41.0	47.4	34.5	18.2	45.0

	As of December 31, 2018
Current assets	￦	118	150,014	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(41,957)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	￦	—	137,849	110,284	228,000	197,487
Profit (loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit (loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	￦	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase (decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	￦	36,178	—	—	—	—

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

These consolidated financial statements were authorized for issue by the Board of Directors on February 2, 2021 for statutory shareholders’ approval purpose, and re-authorized for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 29, 2021.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively

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

2)    Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 36), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 17), impairment of goodwill (notes 4 (11) and 16), recognition of provision (notes 4 (17) and 20), measurement of defined benefit liabilities (notes 4 (16) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 32).

3)    Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

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

Information about assumptions used for fair value measurements are included in note 22 and note 36.

3.	Changes in accounting policies

The Group has initially adopted the amendments to the ’Definition of a Business’(Amendments to IFRS 3, Business Combination) and ‘Interest Rate Benchmark Reform’(Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instrument — Recognition and Measurement, IFRS 7, Financial Instruments — Disclosures) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the Group’s consolidated financial statements.

The Group applied Definition of a Business (Amendments to IFRS 3) to business combinations whose acquisition dates are on or after January 1, 2020 in assessing whether it had acquired a business or a group of assets. Details of the accounting policies are summarized in Note 4 (2).

The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. The amendment also applied to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in Note 4 (6). See also Note 36 for related disclosures about risks and hedge accounting.

The Group has applied IFRS 16, Leases from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under IAS 17, Leases and has not been restated.

During the annual period ended December 31, 2020, the Group changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment) — November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the change in accounting policy, the Group determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Group now determines the lease term as the non-cancellable period of a lease, plus both:

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Company considered if it would incur a penalty on termination that is more than insignificant.

The Group has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative consolidated financial statements.

The following table summarizes the impacts of the change in accounting policies on the Group’s consolidated financial statements on the current and prior period.

(1)    Consolidated statements of financial position

(In millions of won)
(Unaudited)	As of September 30, 2020(*)
	As reported		Adjustments	Restated
Assets
Accounts receivable — other, net	￦	1,225,398	12,919	1,238,317
Prepaid expenses and others		3,511,068	(13,086)	3,497,982
Property and equipment, net		12,190,268	827,569	13,017,837

	￦	16,926,734	827,402	17,754,136

Liabilities
Accrued expenses and others	￦	1,557,433	(273)	1,557,160
Provisions		130,181	24,279	154,460
Lease liabilities		641,334	818,652	1,459,986
Deferred tax liabilities		2,733,327	(4,061)	2,729,266

	￦	5,062,275	838,597	5,900,872

Shareholder’s Equity
Retained earnings	￦	22,595,716	(11,195)	22,584,521

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	As of December 31, 2019
	As reported		Adjustments	Restated
Assets
Accounts receivable — other, net	￦	1,250,098	5,074	1,255,172
Prepaid expenses and others		3,619,033	(13,506)	3,605,527
Property and equipment, net		12,334,280	599,180	12,933,460

	￦	17,203,411	590,748	17,794,159

Liabilities
Accrued expenses and others	￦	1,515,300	(415)	1,514,885
Provisions		143,229	21,932	165,161
Lease liabilities		712,740	578,267	1,291,007
Deferred tax liabilities		2,466,295	(2,434)	2,463,861

	￦	4,837,564	597,350	5,434,914

Shareholder’s Equity
Retained earnings	￦	22,235,285	(6,602)	22,228,683

(In millions of won)
	As of January 1, 2019
	As reported(*)		Adjustments	Restated
Assets
Accounts receivable — other, net	￦	1,243,245	12,803	1,256,048
Prepaid expenses and others		2,944,245	(39,010)	2,905,235
Property and equipment, net		11,371,690	218,320	11,590,010

	￦	15,559,180	192,113	15,751,293

Liabilities
Accrued expenses and others	￦	1,357,339	(1,388)	1,355,951
Provisions		187,208	20,319	207,527
Lease liabilities		663,827	180,456	844,283
Deferred tax liabilities		2,260,433	(1,881)	2,258,552

	￦	4,468,807	197,506	4,666,313

Shareholder’s Equity
Retained earnings	￦	22,120,355	(5,393)	22,114,962

(*)	Includes impact of initial adoption of IFRS 16 in 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)    Consolidated statement of income

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020(*)
	As reported		Adjustments	Restated
Operating revenue and other income
Revenue	￦	13,784,051	1,322	13,785,373
Other income		55,506	(641)	54,865

		13,839,557	681	13,840,238
Operating expenses:
Depreciation and amortization		2,948,492	40,383	2,988,875
Rent		148,437	(31,272)	117,165
Leased lines		206,577	(1,857)	204,720
Others		9,535,803	(8,087)	9,527,716

		12,839,309	(833)	12,838,476

Operating profit		1,000,248	1,514	1,001,762
Finance income		90,985	46	91,031
Finance costs		324,952	7,780	332,732
Gain relating to investments in subsidiaries, associates and joint ventures, net		673,800	—	673,800

Profit before income tax	￦	1,440,081	(6,220)	1,433,861
Income tax expense		305,405	(1,907)	303,498

Profit for the year	￦	1,134,676	(4,313)	1,130,363

Earnings per share:
Basic earnings per share (in won)	￦	15,218	(59)	15,159
Diluted earnings per share (in won)		15,215	(59)	15,156

(*)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue to prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	2019
	As reported		Adjustments	Restated
Operating revenue and other income
Revenue	￦	17,743,702	(2,986)	17,740,716
Other income		103,230	(409)	102,821

		17,846,932	(3,395)	17,843,537
Operating expenses:
Depreciation and amortization		3,771,486	85,176	3,856,662
Rent		231,934	(77,091)	154,843
Leased lines		272,616	(9,249)	263,367
Others		12,570,003	(8,596)	12,561,407

		16,846,039	(9,760)	16,836,279

Operating profit		1,000,893	6,365	1,007,258
Finance income		141,977	178	142,155
Finance costs		429,758	8,197	437,955
Gain relating to investments in subsidiaries, associates and joint ventures, net		449,543	—	449,543

Profit before income tax	￦	1,162,655	(1,654)	1,161,001
Income tax expense		300,713	(445)	300,268

Profit for the year	￦	861,942	(1,209)	860,733

Earnings per share:
Basic earnings per share (in won)	￦	12,144	(17)	12,127
Diluted earnings per share (in won)		12,144	(17)	12,127

(3)    Consolidated statement changes in equity

The consolidated statement of changes in equity for the year ended December 31, 2019 has been restated to reflect the change in accounting policy.

(4)    Consolidated statements of cash flows

(In millions of won) (Unaudited)	For the nine-month period ended September 30, 2020(*1)
	As reported		Adjustments	Restated
Cash flows from operating activities(*2)	￦	4,525,676	21,102	4,546,778
Cash flows from investing activities		(3,047,428)	—	(3,047,428)
Cash flows from financing activities(*3)		(870,621)	(21,102)	(891,723)

(*1)

Subsequent to the adoption of the change in accounting policy, the Group does not maintain the information necessary to continue prepare financial statements using the previous accounting policy. Therefore, the Group presented the impact on unaudited interim financial information using available information.

(*2)	Prepaid expenses related to lease contracts which were additionally recognized as leases as a result of the change in lease terms have been reclassified as financing activities.

(*3)	Repayment of lease liabilities increased as additional contracts were recognized as lease contracts as a result of the change in lease terms.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	2019
	As reported		Adjustments	Restated
Cash flows from operating activities(*1)	￦	3,986,082	48,902	4,034,984
Cash flows from investing activities(*2)		(3,582,523)	939	(3,581,584)
Cash flows from financing activities(*3)		(636,834)	(49,840)	(686,674)

(*1)	Prepaid expenses related to lease contracts which were additionally recognized as leases as a result of the change in lease terms have been reclassified as financing activities.

(*2)	The effect of changes in accounting policies resulted in an increase in lease receivables from ￦26,773 million to ￦27,712 million.

(*3)	Repayment of lease liabilities increased as additional contracts were recognized as lease contracts as a result of the change in lease terms.

4.	Significant Accounting Policies

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

Consideration transferred does not include the amount settled in relation to the pre-existing relationship. Such amounts are generally recognized through profit or loss.

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

For the years ended December 31, 2020, 2019 and 2018

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

(e)    Interest in investees accounted for using the equity method

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

(f)    Intra-group transactions

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(g)    Business combinations under common control

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

(a)    Recognition and initial measurement

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

(b)    Classification and subsequent measurement

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

For the years ended December 31, 2020, 2019 and 2018

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

(c)    Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable — trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

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

(d)    Derecognition

Financial assets are derecognized if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all of the risks and rewards of asset.

The transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

(e)    Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and it intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

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

(a)    Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the cash flow risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit and loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

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

(7)    Property and equipment

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	2 ~10
Right-of-use assets	1 ~ 50

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)    Borrowing costs

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

(9)    Intangible assets

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

For the years ended December 31, 2020, 2019 and 2018

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

(10)    Government grants

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

(11)    Impairment of non-financial assets

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

For the years ended December 31, 2020, 2019 and 2018

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

(12)    Leases - Policies applicable from January 1, 2019

The Group has applied IFRS 16, Leases from January 1, 2019 using the modified retrospective method with the cumulative effect of initially applying this standard recognized as an adjustment to the retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has been presented, as previously reported, under IAS 17, Leases and has not been restated.

A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract transfers the right to control the identified asset, the Group uses the definition of a lease in IFRS 16, Leases.

(a)    As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable under a residual value guarantee

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

•

The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

(b)    As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operation lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(13)     Leases — Policies applied before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases under which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(a)    Finance leases — lessee

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

(14)    Non-current assets held for sale

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

For the years ended December 31, 2020, 2019 and 2018

recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(a)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

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

(c)    Derecognition of financial liability

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(d)    Retirement benefits: defined benefit plans

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

(18)    Transactions in foreign currencies

(a)    Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

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

(19)    Share capital

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

(20)    Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)    Share-based Payment

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

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(22)    Revenue

(a)    Identification of performance obligations in contracts with customers

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

(b)    Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “expected cost plus a margin approach” for insignificant transactions.

(c)    Incremental costs of obtaining a contract

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

(d)    Customer loyalty programs

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

(e)    Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunications services may receive discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Group accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

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

For the years ended December 31, 2020, 2019 and 2018

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

(b)    Deferred tax

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

(c)    Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments pursuant to IAS 12. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflects the effect of

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

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

(26)    Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instrument—Recognition and Measurement, IFRS 7, Financial Instruments- Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases)

The amendments address issued that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, Financial Instruments, IAS 39, Financial Instrument- Recognition and Measurement, IFRS 7, Financial Instruments- Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases relating to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities and hedge accounting.

The amendment will require the Group to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of December 31, 2020, the Group has LIBOR floating rate notes amounting to ￦326,400 million that will be subject to IBOR reform. The Group has not determined an alternative interest rate benchmark to LIBOR for these notes as of December 31, 2020 and these amendments are not expected to have a significant impact on the Group’s statement of income.

The amendments provide exceptions to the hedge accounting requirement in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Group is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

As of December 31, 2020, the Group has cash flow hedges of LIBOR risk. The Group has not identified the alternative interest rate benchmark to LIBOR for indexation of the hedged items and hedging instruments. When LIBOR is replaced by the alternative interest rate, the Group expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Group will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on the alternative interest rate to LIBOR. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition. The Group does not expect that the amounts accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Group to disclose additional information about the Group’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Group plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

5.	Operating Segments

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(1)	Segment information for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020
	Cellular services		Fixed-line telecommu- nication services	Security services	Commerce services	Others	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,853,274	4,467,863	1,332,363	814,250	1,186,015	21,653,765	(3,029,114)	18,624,651
Inter-segment revenue		1,557,590	1,062,187	85,846	21,399	302,092	3,029,114	(3,029,114)	—
External revenue		12,295,684	3,405,676	1,246,517	792,851	883,923	18,624,651	—	18,624,651
Depreciation and amortization		2,892,460	874,562	210,092	35,742	62,403	4,075,259	(84,176)	3,991,083
Operating profit (loss)		1,031,887	258,973	137,830	11,000	(21,299)	1,418,391	(313,757)	1,104,634
Gain relating to investments in subsidiaries, associates and joint ventures, net									1,028,403
Finance income									241,196
Finance costs									(497,193)
Profit before income tax									1,877,040

(In millions of won)
	2019
	Cellular services		Fixed-line telecommu- nication services(*1)	Security services(*1)	Commerce services(*1)	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,787,009	3,944,260	1,183,724	726,552	1,069,685	20,711,230	(2,970,514)	17,740,716
Inter-segment revenue		1,609,467	1,004,193	74,247	15,899	266,708	2,970,514	(2,970,514)	—
External revenue		12,177,542	2,940,067	1,109,477	710,653	802,977	17,740,716	—	17,740,716
Depreciation and amortization		2,828,285	792,334	193,247	35,939	63,765	3,913,570	(56,908)	3,856,662
Operating profit (loss)		963,207	144,739	153,843	1,840	(77,892)	1,185,737	(178,479)	1,007,258
Gain relating to investments in subsidiaries, associates and joint ventures, net									449,543
Finance income									142,155
Finance costs									(437,955)
Profit before income tax									1,161,001

(In millions of won)
	2018
	Cellular Services		Fixed-line telecommu- nications Services(*1)	Security Services(*1)	Commerce Services(*1)	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,961,762	3,857,074	286,089	790,818	912,776	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,034,769	1,801	62,446	252,678	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,822,305	284,288	728,372	660,098	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	643,813	52,887	19,051	62,659	3,120,272	5,846	3,126,118
Operating profit (loss)		1,320,726	240,572	(7,571)	(85,041)	(240,782)	1,227,904	(394,053)	833,851
Gain relating to investments in subsidiaries, associates and joint ventures, net									3,270,912
Finance income									256,435
Finance costs									(385,232)
Profit before income tax									3,975,966

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*1)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunication Service segment to Commerce Services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security Services) and no longer included in Others segment. Segment information for the years ended December 31, 2018 was restated to conform to the 2019 reclassifications.

(*2)

Adjustments for operating profit (loss) are the amount differences from operating profit (loss) included in CODM report which is based on Korean IFRS to operating profit (loss) under IFRS. The reconciliation of these amounts is included in note 5-(2). Adjustments for depreciation and amortization and operating profit (loss) also included the amount due to the consolidation adjustments, such as internal transactions.

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Total segment operating profit (Before adjustments)	￦	1,418,391	1,185,737	1,227,904
Adjustments(*1)		(69,067)	(77,560)	(26,144)

Total segment operating profit		1,349,324	1,108,177	1,201,760

Other operating income:
Gain on disposal of property and equipment and intangible assets		35,644	8,533	38,933
Others(*2)		64,004	94,288	33,017

		99,648	102,821	71,950

Other operating expenses:
Impairment loss on property and equipment and intangible assets		(208,834)	(65,935)	(255,839)
Loss on disposal of property and equipment and intangible assets		(41,598)	(47,760)	(87,257)
Donations		(16,774)	(17,557)	(59,012)
Bad debt for accounts receivable — other		(10,559)	(5,802)	(7,718)
Others(*3)		(66,573)	(66,686)	(30,033)

		(344,338)	(203,740)	(439,859)

Consolidated operating profit from continuing operations	￦	1,104,634	1,007,258	833,851

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.

(*2)

Others for the years ended December 31, 2020 includes ￦12 billion of gain on business transfer and others for the years ended December 31, 2019 includes ￦70 billion of gain on business transfer, respectively, various other income with inconsequential amounts.

(*3)	Others for the years ended December 31, 2020, 2019 and 2018 include ￦10.1 billion, ￦42.4 billion and ￦0.4 billion of penalties, respectively, and various other expenses with inconsequential amounts.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2020, 2019 and 2018 amounts to ￦18,608 billion, ￦17,680 billion and ￦16,656 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2020, 2019 and 2018 amount to ￦22,242 billion, ￦20,678 billion and ￦20,040 billion, and non-current assets outside of Korea amount to ￦63 billion, ￦63 billion and ￦72 billion, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2020, 2019 and 2018.

The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2020		2019	2018
Goods and services transferred at a point in time:
Cellular revenue	Goods(*1)	￦	975,247	1,142,868	1,124,143
Fixed-line telecommunication revenue	Goods		90,459	145,314	125,959
Security services revenue	Goods		136,504	79,732	12,332
Commerce services revenue	Goods		71,519	56,699	45,837
	Commerce		218,468	151,690	77,539
Other revenue	Goods		60,002	86,793	81,311
	Products		37,657	44,336	51,214
	Others(*2)		505,076	497,768	275,431

			2,094,932	2,205,200	1,793,766

Goods and services transferred over time:
Cellular revenue	Wireless service(*3)		9,801,194	9,532,377	9,770,423
	Cellular interconnection		472,215	494,267	532,156
	Other(*4)		1,047,028	1,008,030	952,175
Fixed-line telecommunication revenue	Fixed-line service		215,827	224,453	371,224
	Cellular interconnection		85,130	92,396	95,865
	Internet Protocol Television(*5)		1,623,095	1,285,831	1,171,104
	International calls		160,293	137,902	152,918
	Internet service and miscellaneous(*6)		1,230,872	1,054,171	905,235
Security services revenue	Service(*7)		1,110,013	1,029,745	271,956
Commerce services revenue	Commerce service		502,864	502,264	604,996
Other revenue	Miscellaneous(*2)		281,188	174,080	252,142

			16,529,719	15,535,516	15,080,194

		￦	18,624,651	17,740,716	16,873,960

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*7)	Service includes revenue from rendering security services.

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020 and 2019 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Short-term financial instruments(*)	￦	98,057	95,034
Long-term financial instruments(*)		890	988

	￦	98,947	96,022

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2020, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable — other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable — other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable — trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	￦	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2020 include ￦517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable — other(*)		951,888	(48,379)	903,509
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,039	—	145,039

		3,648,029	(298,568)	3,349,461
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable — other(*)		351,663	—	351,663
Guarantee deposits		164,951	(299)	164,652
Long-term accounts receivable — trade (Other non-current assets)		16,977	(61)	16,916

		614,822	(47,831)	566,991

	￦	4,262,851	(346,399)	3,916,452

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2019 include ￦532,225 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable — trade measured at amortized costs during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2020	￦	249,501	48,625	(48,278)	12,771	1,879	264,498
2019	￦	260,157	28,841	(55,756)	14,772	1,487	249,501

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable — trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable — trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable — trade as of December 31, 2020 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.04%	70.29%	86.21%	99.18%
	Gross amount	￦	1,400,316	49,583	127,275	25,195
	Loss allowance		28,574	34,854	109,727	24,988

Other revenue	Expected credit loss rate		2.82%	77.52%	61.76%	56.19%
	Gross amount	￦	802,081	6,753	8,250	59,398
	Loss allowance		22,652	5,235	5,095	33,373

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

(1)     Details of prepaid expenses as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	￦	2,016,570	1,897,233
Others		111,779	121,457

		2,128,349	2,018,690

Non-current assets:
Incremental costs of obtaining contracts		982,952	1,152,748
Others		80,759	87,117

	￦	1,063,711	1,239,865

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)     Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Amortization and impairment losses recognized	￦	2,418,947	2,193,333	2,002,460

9.	Contract assets and liabilities

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

(1)	Details of contract assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	￦	148,281	191,858
Contract liabilities:
Wireless service contracts		22,026	20,393
Customer loyalty programs		16,709	21,945
Fixed-line service contracts		106,916	65,315
Security services		30,597	32,026
Others		84,348	83,777

	￦	260,596	223,456

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ￦142,144 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ￦ 117,409 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	￦	22,026	—	—	22,026
Customer loyalty programs		13,704	2,123	882	16,709
Fixed-line service contracts		91,966	9,687	5,263	106,916
Security services		22,953	5,764	1,880	30,597
Others		79,243	1,798	3,307	84,348

	￦	229,892	19,372	11,332	260,596

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

10.	Inventories

(1)	Details of inventories as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	172,762	(10,566)	162,196	162,485	(14,557)	147,928
Finished goods		3,730	(1,879)	1,851	4,264	(2,265)	1,999
Work in process		2,579	(818)	1,761	2,674	(539)	2,135
Raw materials		11,921	(6,905)	5,016	12,369	(7,967)	4,402
Supplies		619	—	619	7,112	(694)	6,418

	￦	191,611	(20,168)	171,443	188,904	(26,022)	162,882

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2020		2019	2018
Charged to cost of products that have been resold	￦	(1,560)	15,019	2,509
Write-off upon sale		(3,312)	(1,101)	(2,396)

There are no significant reversals of inventory write-downs for the periods presented.

(3)

Inventories recognized as operating expenses for the years ended December 31, 2020, 2019, and 2018 are ￦1,385,016 million, ￦1,498,249 million, and ￦1,411,986 million, respectively, which are included in the cost of goods sold.

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	￦	150,392	166,666

(2)	Details of long-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Equity instruments	FVOCI(*)	￦	1,454,361	710,272
	FVTPL		67,833	1,011

			1,522,194	711,283
Debt instruments	FVOCI		1,080	4,627
	FVTPL		125,563	141,305

			126,643	145,932

		￦	1,648,837	857,215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*)

The Group designated investment in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020 and 2019 are ￦1,454,361 million and ￦ 710,272 million, respectively. During the year ended December 31, 2019, the Group disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ￦ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ￦30,073 million was reclassified from reserves to retained earnings. Also, the Group acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ￦302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Parent Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ￦300,000 million in cash. (See note 24) As this transaction is considered as a forward transaction, the Group recognized ￦28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date.

12.	Business Combinations

(1)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.:

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd. transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ￦18,831,147 million and ￦1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd., and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(i)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	￦	862,147
Fair value of derivative liability(*1)		320,984

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable — trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable — trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

	￦	777,492

III. Goodwill(I - II)		405,639

(*1)

The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)

Identifiable intangible asset recognized by the Group in the business combination included customer relationships related to Tbroad Co., Ltd. and Tbroad Dongdaemun Broadcasting Co., Ltd. measured at fair value on the date of merger amounting to ￦374,019 million. Fair value of the customer relationships was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

Type	Valuation technique	Significant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationships	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•  The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•  The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company:

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd. and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the year ended December 31, 2020. The consideration transferred was ￦10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ￦5,756 million and net profit of ￦426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	10,421

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable — trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable — trade and other		(1,351)
Other liabilities		(336)

		20,280

III. Non-controlling interests:		9,126

IV. Gain on bargain purchase (I - II+III)	￦	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was ￦8,047 million, among which ￦2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ￦3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦2,892 million as goodwill.

(i)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	8,047

II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable — trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable — trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I - II)	￦	2,892

4)	Business combination under common control: Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(2)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company

The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ￦53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

other shareholders. Incross Co., Ltd. reported ￦19,787 million of revenue and ￦5,756 million of profit since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1926, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae-won
Industry	Media representative business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	53,722

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable — trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Accounts payable — trade and other		(57,309)
Other liabilities		(1,984)

		64,681

III. Non-controlling interests:		40,592

IV. Goodwill(I - II+III)	￦	29,633

(3)	2018

1)	Acquisition of id Quantique SA by the Parent Company:

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,538
Accounts receivable — trade and other		13,609
Inventories		2,003
Property and equipment, net		415
Intangible assets, net		7,566
Other assets		447
Accounts payable — trade and other		(1,569)
Other liabilities		(2,880)

		21,129

III. Non-controlling interests:		9,290

IV. Goodwill(I - II+III)	￦	47,375

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

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Choi, Jin-hwan
Industry	Holding company of subsidiaries in security business

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	696,665

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		101,896
Accounts receivable — trade and other		40,241
Inventories		2,440
Property and equipment, net		427,752
Intangible assets, net		1,019,503
Other assets		3,956
Accounts payable — trade and other		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)

III. Non-controlling interests:		(374,588)

IV. Goodwill(I - II+III)	￦	1,155,037

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

(In millions of won)	Amount
I. Considerations transferred:
Treasury shares of the Parent Company(*)	￦	281,151

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		30,762
Accounts receivable — trade and other		62,448
Inventories		1,293
Property and equipment, net		8,047
Intangible assets, net		5,528
Other assets		79,951
Accounts payable — trade and other		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I — II)	￦	151,556

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ￦335,338 million at the transfer date.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

13.	Investments in Associates and Joint Ventures

(1)    Investments in associates and joint ventures accounted for using the equity method as of December 31, 2020 and 2019 are as follows:

		December 31, 2020			December 31, 2019
(In millions of won)	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount

Investments in associates:
SK China Company Ltd.	China	27.3	￦	555,133	27.3	￦	568,459
Korea IT Fund(*1)	Korea	63.3		323,294	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		314,930	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		53,010	54.9		60,305
NanoEnTek, Inc.(*3)	Korea	28.4		43,190	28.6		42,127
UniSK	China	49.0		15,700	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		41,579	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		14,043	32.1		14,904
SK hynix Inc.	Korea	20.1		12,251,861	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		13,930	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,063	30.0		31,269
SK South East Asia Investment Pte. Ltd.(*4)	Singapore	20.0		311,990	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		39,723	15.0		40,016
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.3		62,248	23.4		63,469
Content Wavve Co., Ltd.	Korea	30.0		75,803	30.0		83,640
Hello Nature Co., Ltd.(*6)	Korea	49.9		11,969	49.9		13,620
Digital Games International Pte. Ltd.(*7)	Singapore	33.3		6,449	—		—
Invites Healthcare Co., Ltd.(*8)	Korea	43.5		25,536	—		—
Nam Incheon Broadcasting Co., Ltd.(*9)	Korea	27.3		10,902	—		—
NANO-X IMAGING LTD.(*2,10)	Israel	5.6		28,484	—		—
Home Choice Corp.(*2,9)	Korea	17.8		3,585	—		—
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd)(*11)	Korea	21.4		13,469	9.9		6,459
12CM JAPAN and others(*2,8,12)	—	—		65,750	—		58,884

				14,312,641			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*13)	Turkey	50.0		15,071	50.0		15,921
Finnq Co., Ltd.(*13)	Korea	49.0		13,342	49.0		22,880
NEXTGEN BROADCAST SERVICES CO, LLC(*13)	USA	50.0		5,850	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*13)	USA	50.0		1,600	50.0		1,646
Techmaker GmbH(*13)	Germany	50.0		5,609	—		—

				41,472			48,408

			￦	14,354,113		￦	13,385,264

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.

(*4)	The Group additionally contributed ￦119,770 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.

(*5)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the year ended December 31, 2020.

(*6)	The Group additionally contributed ￦9,980 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.

(*7)	The Group newly invested ￦8,810 million in cash during the year ended December 31, 2020.

(*8)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the year ended December 31, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ￦9,372 million of gain on investments in associates and ￦12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Group’s ownership interest.

(*9)

The Group acquired the shares of Nam Incheon Broadcasting Co., Ltd. and Home Choice Corp. from the merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd.

(*10)

The Group obtained significant influence by contributing ￦24,015 million in cash for the year ended December 31, 2020 and reclassified ￦3,621 million from financial assets at FVOCI to investments in associates. Meanwhile, NANO-X IMAGING LTD. has been listed on NASDAQ since the Group obtained significant influence. The ownership interest of the Group has changed due to issuance of new shares through listing and the exercise of right to acquire new shares by a third party.

(*11)

Group acquired 1,360,000 shares of common stock and 2,640,000 shares of preferred stock of Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.) at ￦6,800 million and ￦13,200 million, respectively, during the year ended December 31, 2019, and has converted the entire preferred stock into common stock during the year ended December 31, 2020.

(*12)	The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. and recognized ￦4,485 million of gain relating to investments in associates during the year ended December 31, 2020.

(*13)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)    The market value of investments in listed associates as of December 31, 2020 and 2019 are as follows:

	December 31, 2020				December 31, 2019
(In millions of won, except for share data)	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	8,620	7,600,649	65,518	5,620	7,600,649	42,716
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co.,Ltd.		1,630	22,033,898	35,915	1,530	22,033,898	33,712
NANO-X IMAGING LTD.		49,678	2,607,466	129,534	—	—	—

(3)    The condensed financial information of significant associates as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)
	As of December 31, 2020
Current assets	￦	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	￦	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)
	As of December 31, 2019
Current assets	￦	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—

	2019
Revenue	￦	26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)
	As of December 31, 2018
Current assets	￦	19,894,146	7,781,888	118,024	677,686	559,050
Non-current assets		43,764,189	202,251	326,740	1,221,736	—
Current liabilities		13,031,852	1,122,538	—	71,396	—
Non-current liabilities		3,774,152	5,286,179	—	117,094	—

	2018
Revenue	￦	40,445,066	1,642,133	57,430	117,132	—
Profit for the year		15,539,984	106,675	45,110	30,274	—
Other comprehensive income (loss)		(67,219)	(4,344)	(13,422)	(16,149)	—
Total comprehensive income		15,472,765	102,331	31,688	14,125	—

(*)

The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., SK China Company Ltd. and SK South East Asia Investment Pte. Ltd. are consolidated financial information. In addition, the financial information of SK hynix Inc. as of and for the year ended 2019 is financial information before the change in accounting policy in connection with the application of interpretations published by International Financial Reporting Interpretations Committee on determining lease term, as the impact on the Group’s consolidated financial statements is immaterial.

(4)    The condensed financial information of significant joint ventures as of and for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	￦	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	2020
Revenue	￦	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	￦	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

	2019
Revenue	￦	136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	￦	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provisions		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue	￦	99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

(5)    Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(In millions of won)	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459
SK South East Asia Investment Pte. Ltd.(*1)		1,250,168	20.0	250,034	—	250,034

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36% for 2020 and 2019.

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows:

	2020
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina -tion	Ending balance
Investments in associates:
SK China Company Ltd.	￦	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Content Wavve Co., Ltd.		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*3)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (Formerly, Carrot Co., Ltd.)(*4)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*5)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

	2020
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	￦	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2020.

(*2)	The Group recognized ￦434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.

(*3)	As the Group obtained significant influence, ￦3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.

(*4)

The Group acquired 1,360,000 of common shares and 2,640,000 of preferred shares of Carrot General Insurance Co., Ltd.(Formerly, Carrot Co., Ltd.) at ￦6,800 million and ￦13,200 million, respectively, in cash during the year ended December 31, 2019 and the entire preferred shares were converted to common shares during the year ended December 31, 2020.

(*5)

The acquisitions for the year ended December 31, 2020 include ￦1,600 million of cash investment in Laguna Dynamic Game Contents Fund and ￦1,342 million of cash investment in KDX Korea Data Exchange and ￦708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include ￦1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ￦2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ￦1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

	2019
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	551,548	—	4,916	11,995	—	568,459
Korea IT Fund(*1)		281,684	—	34,116	3,884	(8,132)	311,552
KEB HanaCard Co., Ltd.		288,457	—	6,827	(528)	—	294,756
SK Telecom CS T1 Co., Ltd.		—	60,305	—	—	—	60,305
NanoEnTek, Inc.		40,974	(43)	1,220	(24)	—	42,127
UniSK(*1)		13,486	—	728	347	(219)	14,342
SK Technology Innovation Company		42,469	—	89	1,439	—	43,997
SK MENA Investment B.V.		14,420	—	4	480	—	14,904
SK hynix Inc.(*1)		11,208,315	—	416,168	20,008	(219,166)	11,425,325
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(17)	768	—	31,269
SK South East Asia Investment Pte. Ltd.		111,000	113,470	6,062	19,502	—	250,034
Pacific Telecom Inc.		37,075	—	2,689	252	—	40,016
S.M.Culture & Contents Co., Ltd.		63,801	—	464	(796)	—	63,469
Content Wavve Co., Ltd.		—	90,858	(7,218)	—	—	83,640
Hello Nature Co., Ltd.(*2)		28,549	—	(6,580)	(16)	(8,333)	13,620
Health Connect Co., Ltd. and others(*1,3)		96,522	7,444	(17,142)	3,101	(24,582)	65,343

		12,791,613	302,552	442,400	60,723	(260,432)	13,336,856

Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	4,628	(1,113)	—	15,921
Finnq Co., Ltd.		7,671	24,500	(8,441)	(850)	—	22,880
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,160	(144)	—	(55)	7,961
NEXTGEN ORCHESTRATION, LLC		—	1,748	(91)	—	(11)	1,646
Celcom Planet(*4)		—	6,141	(6,141)	—	—	—

		20,158	40,468	(10,189)	(1,963)	(66)	48,408

	￦	12,811,771	343,020	432,211	58,760	(260,498)	13,385,264

(*1)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2019.

(*2)	The Group recognized ￦8,333 million of impairment loss for the investments in Hello Nature Co., Ltd. during the year ended December 31, 2019.

(*3)

The acquisition for the year ended December 31, 2019 includes ￦6,800 million of cash investments in Carrot General Insurance Co., Ltd.(Formerly, Carrot Co., Ltd.), and others. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiary from investments in associates.

(*4)	Investment in Celcom Planet was disposed during year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(7)    The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2020 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2020		Cumulative loss	2020	Cumulative loss
Wave City Development Co., Ltd.	￦	(1,970)	2,400	—	—
Daehan Kanggun BcN Co., Ltd. and others		295	10,947	14	(124)

	￦	(1,675)	13,347	14	(124)

14.	Property and Equipment

(1)    Property and equipment as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	￦	44,520,534	(31,124,448)	(19,009)	13,377,077

(In millions of won)	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	981,389	—	—	981,389
Buildings		1,715,619	(847,761)	(450)	867,408
Structures		910,049	(561,379)	(1,601)	347,069
Machinery		34,120,057	(26,161,923)	(33,742)	7,924,392
Other		2,079,265	(1,345,074)	(3,125)	731,066
Right-of-use assets		1,665,923	(339,295)	—	1,326,628
Construction in progress		755,508	—	—	755,508

	￦	42,227,810	(29,255,432)	(38,918)	12,933,460

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*1)	Business combination(*2)	Ending balance
Land	￦	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	￦	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2020.

(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*1)	Business Combina -tion(*2)	Disposal of subsidiaries	Ending balance
Land	￦	938,344	3,297	(275)	39,454	—	—	569	—	981,389
Buildings		863,294	8,117	(2,886)	52,775	(54,100)	(450)	658	—	867,408
Structures		356,039	18,246	(48)	10,582	(36,149)	(1,601)	—	—	347,069
Machinery		7,129,154	821,576	(25,595)	2,349,133	(2,316,598)	(33,278)	—	—	7,924,392
Other		847,483	1,443,327	(5,816)	(1,355,232)	(199,106)	(147)	557	—	731,066
Right-of-use assets		890,339	1,141,349	(257,226)	—	(448,817)	—	1,080	(97)	1,326,628
Construction in progress		565,357	1,515,617	(22,338)	(1,303,128)	—	—	—	—	755,508

	￦	11,590,010	4,951,529	(314,184)	(206,416)	(3,054,770)	(35,476)	2,864	(97)	12,933,460

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2019.

(*2)	Includes assets from the acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

15.	Lease

(1)	As a lessee

1)    Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	￦	1,269,753	1,131,035
Others		202,282	195,593

	￦	1,472,035	1,326,628

2)    Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	￦	347,166	359,755
Others		89,065	89,062

	￦	436,231	448,817

Interest expense on lease liabilities	￦	22,976	25,981
Expenses related to short-term leases		20,193	19,098
Expenses related to leases of low-value assets except for short-term leases		3,297	2,550

3)	The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amounted to ￦459,132 million and ￦489,440 million, respectively.

(2)	As a lessor

1)    Finance lease

The Group recognized interest income of ￦2,223 million and ￦1,712 million on lease receivables for the years ended December 31, 2020 and 2019, respectively.

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	￦	26,004
1 ~ 2 years		15,732
2 ~ 3 years		6,794
3 ~ 4 years		3,044
4 ~ 5 years		678
More than 5 years		13

Undiscounted lease payments		52,265

Unrealized finance income		1,941

Net investment in the lease	￦	50,324

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

2)    Operating lease

The Group recognized lease income of ￦238,545 million and ￦168,482 million for the years ended December 31, 2020 and 2019, respectively, of which variable lease payment received are ￦21,715 million and ￦25,228 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	￦	201,828
1 ~ 2 years		125,681
2 ~ 3 years		40,474
3 ~ 4 years		1,211
4 ~ 5 years		12
More than 5 years		5

	￦	369,211

16.	Goodwill

(1)    Goodwill as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Goodwill related to merger of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,176,274	1,173,382
Other goodwill		110,932	111,469

	￦	3,357,524	2,949,530

(2)    Details of the impairment testing of Goodwill as of December 31, 2020 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunications services;

•	goodwill related to Life & Security Holdings Co., Ltd.(*3): Security services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3%(4.9% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.2%((-)0.6% in prior year) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.9%(5.0% in 2019) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0%(1.0% in 2019) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*3)	Goodwill related to acquisition of Life & Security Holdings Co., Ltd.

The recoverable amount of the CGU is based on its value in use, which is estimated based on using key assumptions including estimated revenue growth rates, labor costs, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”), and discount rate. The discount rate applied for future cash flows based on financial budgets for the next five years is 7.1% (7.29% in 2019). The estimated revenue growth rates and labor costs are based on past performance, business plans and its expectation of future market changes. In addition, an annual growth rate of 1.0% (1.0% in 2019) was applied for the cash flows expected to be incurred after five years and does not exceed the long-term growth rate in the security service industry. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount as a result of reasonably possible changes to these assumptions.

(3)	Details of the changes in goodwill for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	￦	2,949,530	2,938,563
Acquisition(*1)		408,531	30,962
Impairment loss(*2)		(519)	(21,065)
Other		(18)	1,070

Ending balance	￦	3,357,524	2,949,530

(*1)	It consists of goodwill recognized as SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd. and two other companies and goodwill recognized from ADT CAPS Co., Ltd.’s acquisition of security equipment construction and security services business from SK hystec inc. during the year ended December 31, 2020. (See Note 12)

(*2)	As a result of the impairment test on DREAMUS COMPANY and Incross Co., Ltd., the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ￦519 million of impairment loss.

As of December 31, 2020 and 2019, accumulated impairment losses are ￦85,764 million and ￦85,245 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	￦ 6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights	50,503	(45,783)	—	4,720
Industrial rights	116,889	(45,300)	(147)	71,442
Development costs	67,989	(54,771)	(3,854)	9,364
Facility usage rights	159,865	(137,985)	—	21,880
Customer relations	1,091,146	(171,283)	—	919,863
Club memberships(*2)	139,349	—	(32,484)	106,865
Brands(*2)	374,096	—	—	374,096
Other(*3)	4,604,077	(3,586,596)	(22,282)	995,199

	￦12,814,796	(8,121,447)	(257,155)	4,436,194

(In millions of won)
	December 31, 2019
	Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦ 6,210,882	(3,563,381)	—	2,647,501
Land usage rights	53,265	(45,916)	—	7,349
Industrial rights	110,380	(43,522)	(34)	66,824
Development costs	63,840	(50,127)	(2,567)	11,146
Facility usage rights	157,664	(131,832)	—	25,832
Customer relations	607,435	(16,064)	—	591,371
Club memberships(*2)	112,571	—	(32,161)	80,410
Brands(*2)	374,096	—	—	374,096
Other(*3)	4,397,319	(3,313,263)	(22,493)	1,061,563

	￦12,087,452	(7,164,105)	(57,255)	4,866,092

(*1)

During the year ended December 31, 2020, the Ministry of Science and Information and Communication Technology approved the discontinuance of 2G service. The Group recognized an impairment loss of ￦12,388 million related to 800MHz frequency usage rights used for 2G service. In addition, as of December 31, 2020, due to the change in its business environment, the Group expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Group performed impairment test over the frequency usage rights. As a result, the recoverable amount (determining based on value in use) exceeded the carrying value, and an impairment loss of ￦186,000 million was recognized.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.

(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)	Details of the changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance	Acquisition	Disposal	Transfer	Amortization	Impairment(*1)	Business combination(*2)	Ending balance
Frequency usage rights	￦ 2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights	7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights	66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs	11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights	25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations	591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships	80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*3)	374,096	—	—	—	—	—	—	374,096
Other	1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	￦4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦206,569 million as impairment loss for the year ended December 31, 2020.

(*2)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)

Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd. and are tested for impairment by comparing the recoverable amounts of CGU to the carrying amounts. (See note 16)

(In millions of won)
	2019
	Beginning balance	Acquisition	Disposal	Transfer	Amortization	Impairment(*1)	Business combination(*2)	Disposal of subsidiaries	Ending balance
Frequency usage rights	￦ 3,139,978	—	—	—	(492,477)	—	—	—	2,647,501
Land usage rights	10,511	2,017	(442)	—	(4,737)	—	—	—	7,349
Industrial rights	83,627	1,409	(1,540)	2,491	(4,696)	—	158	(14,625)	66,824
Development costs	8,990	2,218	—	1,468	(5,359)	(961)	4,790	—	11,146
Facility usage rights	31,027	2,093	(25)	236	(7,499)	—	—	—	25,832
Customer relations	625,091	250	(367)	304	(33,907)	—	—	—	591,371
Club memberships	80,475	2,437	(1,574)	(1,200)	—	(916)	1,188	—	80,410
Brands	374,096	—	—	—	—	—	—	—	374,096
Other	1,157,441	134,911	(5,154)	209,322	(417,571)	(7,517)	1,100	(10,969)	1,061,563

	￦5,511,236	145,335	(9,102)	212,621	(966,246)	(9,394)	7,236	(25,594)	4,866,092

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦9,394 million as impairment loss for the year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*2)	Includes assets from the Parent Company’s acquisitions of FSK L&S Co., Ltd. and Incross Co., Ltd.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Research and development costs expensed as incurred	￦	416,445	391,327	387,675

(4)	Details of frequency usage rights as of December 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	13,515	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		125,620	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		728,510	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		94,963	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		953,474	5G service	Apr. 2019	Nov. 2028
28GHz license(*)		16,683	5G service	—	Nov. 2023

	￦	1,932,765

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz frequency license in April 2019. The amortization for 28GHz license which is measured as recoverable value after recognition of impairment loss will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won, and thousands of other currency)
	Lender	Annual interest rate (%)	December 31, 2020		December 31, 2019
Short-term borrowings	Citibank	2.45	￦	50,000	—
	KEB Hana Bank(*1)	FTP 1M + 1.51		27,000	—
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	—
	Shinhan Bank(*2)	6M financial I (bank) + 1.60		—	15,000
	KEB Hana Bank(*3)	3M CD + 1.75		—	5,000
	Hana Financial Investment Co., Ltd.	4.50		4,642	—
	DB Financial Investment Co., Ltd.	4.50		2,785	—
	Shinhan Financial Investment Co., Ltd.	4.50		5,571	—
	Woori Bank	7.50		—	603 (VND 12,068,234)

			￦	109,998	20,603

(*1)	1M FTP rate is 1.14% as of December 31, 2020.

(*2)	6M financial I(bank) rate are 0.92% and 1.52% as of December 31, 2020 and 2019, respectively.

(*3)	3M CD rate is 1.53% as of December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019
Korea Development Bank(*1,2)	3M CD + 0.61	Dec. 20, 2021	￦	12,250	24,500
Korea Development Bank(*1,3)	3M CD + 0.71	Dec. 21, 2022		25,000	37,500
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		37,500	50,000
Shinhan Bank and others(*5)	4.21	Sept. 30, 2023		—	1,750,000
KDB Capital and others(*5)	7.20	Sept. 30, 2023		—	150,000
Export Kreditnamnden(*6)	1.70	Apr. 29, 2022		18,726 (USD 17,211)	33,266 (USD 28,732)
Shinhan Bank and others	3.20	Oct. 5, 2025		1,950,000	—
UBS	0.00	Mar. 28, 2025		617 (CHF 500)	—
FAE	0.00	May. 7, 2025		617 (CHF 500)	—

				2,044,710	2,045,266
Less present value discount				(15,786)	(22,729)

				2,028,924	2,022,537
Less current installments				(49,663)	(50,388)

			￦	1,979,261	1,972,149

(*1)	3M CD rate are 0.66% and 1.53% as of December 31, 2020 and 2019, respectively.

(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2017 to 2021.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.

(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.

(*5)	The long-term borrowings were repaid before maturity during the year ended December 31, 2020.

(*6)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

(3)	Debentures as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019
Unsecured corporate bonds	Operating fund	2021	4.22	￦	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	—	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	—	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	—
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	—
Unsecured corporate bonds		2030	1.83	50,000	—
Unsecured corporate bonds		2040	1.87	70,000	—
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	—
Unsecured corporate bonds		2030	1.59	40,000	—
Unsecured corporate bonds		2040	1.76	110,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds(*1)	Operating fund	2020	2.49	—	160,000
Unsecured corporate bonds(*1)		2020	2.43	—	140,000
Unsecured corporate bonds(*1)		2020	2.18	—	130,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	120,000	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Refinancing fund	2020	2.34	—	30,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)		2021	2.59	70,000	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	—
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,292	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	6,222	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	6,168	—
Private placement corporate bonds(*2)	Operating fund	2023	—	6,100	—
Unsecured global bonds	Operating fund	2027	6.63	435,200 (USD 400,000)	463,120 (USD 400,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured global bonds		2023	3.75	544,000 (USD 500,000)	578,900 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	326,400 (USD 300,000)	347,340 (USD 300,000)
Floating rate notes(*3)	Operating fund	2020	3M LIBOR + 0.88	—	347,340 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91	326,400 (USD 300,000)	—

				8,606,782	8,249,214
Less discounts on bonds				(27,039)	(28,381)

				8,579,743	8,220,833
Less current installments of bonds				(889,574)	(966,939)

				7,690,169	7,253,894

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2)	Private placement corporate bonds were issued by SK Infosec Co., Ltd., a subsidiary of the Parent Company.

(*3)	3M LIBOR rates are 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.

19.	Long-term Payables — other

(1)	Long-term payables — other as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Payables related to acquisition of frequency usage rights	￦	1,141,723	1,544,699
Other		631	5,468

	￦	1,142,354	1,550,167

(2)	As of December 31, 2020 and 2019, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2020		December 31, 2019
Long-term payables — other	￦	1,626,040	2,051,389
Present value discount on long-term payables — other		(59,717)	(82,851)
Current installments of long-term payables — other		(424,600)	(423,839)

Carrying amount at December 31	￦	1,141,723	1,544,699

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(3)

The principal amounts of the long-term payables — other repaid during the years ended December 31, 2020 and 2019 are ￦425,349 million, respectively. The repayment schedule of the principal amount of long-term payables — other as of December 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year		￦425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	￦	1,626,040

20.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	￦	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions(*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	￦	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	￦18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 38)

(In millions of won)
	2019								As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	￦	98,060	9,424	(3,409)	(1,711)	115	40	102,519	48,391	54,128
Emission allowance		2,238	5,037	(1,086)	(932)	—	—	5,257	5,257	—
Other provisions(*)		107,229	7,609	(45,260)	(163)	(12,030)	—	57,385	32,672	24,713

	￦	207,527	22,070	(49,755)	(2,806)	(11,915)	40	165,161	86,320	78,841

(*)	￦32,104 million of current provisions and ￦18,018 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

21. Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	￦	1,278,550	1,136,787
Fair value of plan assets		(1,127,163)	(965,654)

Defined benefit assets(*)		(3,557)	(1,125)

Defined benefit liabilities	￦	154,944	172,258

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Discount rate for defined benefit obligations	1.83 ~ 3.14%	1.77 ~ 3.04%
Expected rate of salary increase	2.04 ~ 6.00%	1.53 ~ 6.00%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	￦	1,136,787	926,302
Current service cost		193,078	171,197
Past service cost		815	—
Interest cost		25,958	23,685
Remeasurement
- Demographic assumption		2,071	19,344
- Financial assumption		(18,266)	56,265
- Adjustment based on experience		17,364	14,363
Business combinations		1,742	3,653
Benefit paid		(76,987)	(84,098)
Others(*)		(4,012)	6,076

Ending balance	￦	1,278,550	1,136,787

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)	Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Beginning balance	￦	965,654	816,699
Interest income		21,057	19,717
Remeasurement		(1,385)	(5,366)
Contributions		213,298	204,186
Benefit paid		(68,084)	(73,396)
Business combinations		485	3,207
Others		(3,862)	607

Ending balance	￦	1,127,163	965,654

The Group expects to contribute ￦214,088 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	For the year ended December 31
	2020		2019
Current service cost	￦	193,078	171,197
Past service cost		815	—
Net interest cost		4,901	3,968

	￦	198,794	175,165

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Equity instruments	￦	15,770	29,489
Debt instruments		228,839	207,504
Short-term financial instruments, etc.		882,554	728,661

	￦	1,127,163	965,654

(7)	As of December 31, 2020, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(58,830)	65,732
Expected salary increase rate		65,338	(59,315)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

A weighted average duration of defined benefit obligations as of December 31, 2020 and 2019 are 9.49 years and 9.52 years, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 17,211)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023

Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020~ Jun. 4, 2025

Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018~ Aug. 13, 2023

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017~ Dec. 21, 2022

Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019~ Dec.14, 2023

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ￦270,000 million and ￦64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contract consists of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract.

(3)

The Group has entered into an agreement regarding a share in order to establish a partnership for the growth of e-commerce business operated by Eleven Street Co., Ltd., a subsidiary of the Parent Company, whereby the Group is allowed to grant right to the counterparty to acquire new preferred shares when conditions of business performance or a stock listing are met. Exercise period of the right is 5 years from July 1, 2020, which is the date of the agreement. The Group determined the agreement is a derivative financial liability in accordance with IFRS 9 and recognized the liability amounting to ￦12,115 million as of December 31, 2020.

(4)

In relation to the business acquisition by SK Broadband Co., Ltd. (see note 12 (1)) in 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the business combination, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of ￦320,984 million for the rights included in the shareholders’ agreement as of December 31, 2020.

The fair value of SK Broadband Co., Ltd.’s common stock(Post-merger) was estimated using 5-year projected cash flows discounted at 6.9% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The difference in fair values between the acquisition date and December 31, 2020 is insignificant. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(5)

The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock. The Group recognized long-term derivative financial assets of ￦14,155 million and derivative financial assets of ￦8,704 million, respectively, for subscription right and contingent subscription right.

(6)

The Group has been granted subscription right to acquire 2,262,443 shares of NANO-X IMAGING LTD., an associate, and recognized derivative financial assets of ￦71,212 million for subscription right as of December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(7)

The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	32,059		32,059
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		30,247		30,247
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		2,830		2,830

	￦	65,136	￦	65,136

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	￦	(77)		(77)
Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S dollar borrowing amounting to USD 17,211)	￦	(453)		(453)
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		(40,565)		(40,565)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)		(360)		(360)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 37,500)		(606)		(606)

	￦	(42,061)	￦	(42,061)

(8)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
Hedging instrument (Hedged item)	Held for trading		Fair value
Current assets:
Contingent subscription right	￦	8,704		8,704
Non-current assets:
Total return swap	￦	5,488		5,488
Subscription right		85,367		85,367

	￦	99,559	￦	99,559

Non-current liabilities:
Drag-along and call option right		(320,984)		(320,984)
Contingent subscription right		(12,115)		(12,115)

	￦	(333,099)	￦	(333,099)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

23.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 24)		(2,123,661)	(1,696,997)
Hybrid bonds(Note 25)		398,759	398,759
Share option(Note 26)		1,481	1,302
Others(*2)		(515,263)	(612,470)

	￦	677,203	1,006,481

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2020 and 2019 and details of shares outstanding as of December 31, 2020 and 2019 are as follows:

(In shares)	2020			2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,418,558	71,327,153	80,745,711	7,609,263	73,136,448

24.	Treasury Shares

Treasury shares as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of shares(*)		9,418,558	7,609,263
Acquisition cost	￦	2,123,661	1,696,997

(*)

The Parent Company acquired 1,809,295 of its treasury shares for ￦426,664 million in an effort to increase shareholder value by stabilizing its stock price during the year ended December 31, 2020 and disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ￦300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ￦302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2020		December 31, 2019
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	￦	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					￦	398,759	398,759

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

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3(*)	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	712,150	366,679	366,672	366,649
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020 ~ Apr. 27, 2024	Mar. 29, 2021 ~ Mar. 28, 2024	Mar. 29, 2022 ~ Mar. 28, 2025	Mar. 29, 2023 ~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

	Incross Co., Ltd.
	3	4	5	6	7	8	9
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	5,000	29,625	9,900	6,600	59,225	19,800	3,300
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291	45,280
Exercise period	Mar. 30, 2019 ~ Mar. 30, 2022	Mar. 7, 2020 ~ Mar. 6, 2023	Mar. 7, 2021 ~ Mar. 6, 2024	Mar. 7, 2022 ~ Mar. 6, 2025	Oct. 15, 2022 ~ Oct. 14, 2025	Mar. 10, 2023 ~ Mar. 9, 2026	Oct. 20, 2023 ~ Oct. 19, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

SK Infosec Co., Ltd.(*2)
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.
Grant method	Cash settlement
Number of shares (in shares)(*1)	161,541	87,562	230,581	203,223
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.

2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.

3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.

Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

SK Infosec Co., Ltd.(*2)
	2-1	2-2	2-3	2-4	FSK L&S Co., Ltd.
Grant date	December 30, 2020				May 31, 2019
Types of shares to be issued	Registered common shares of SK Infosec. Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)(*1)	23,097	9,648	32,744	23,094	43,955
Exercise price (in won)	20,807	20,807	22,472	24,270	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.				June 1, 2022 ~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing (June 30, 2022) of SK Infosec Co., Ltd.

Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*1)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY and SK Infosec Co., Ltd. that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the year ended December 31, 2020. Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(*2)

The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination. As a result of the business combination, number of shares and exercise price of the share option and the expected listing date have changed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)	Share compensation expense recognized during the year ended December 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2019	￦	3,276
During the year ended December 31, 2020		4,313
In subsequent periods		2,259

	￦	9,848

(3)	The Group used binomial option pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(In won)		DREAMUS COMPANY
	One Store Co., Ltd.	1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.							.
	3	4	5	6	7	8	9	FSK L&S Co., Ltd
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.23%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	21,800	40,300	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	51.16%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	45,280	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	18,491	1,420

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In won)
	SK Infosec. Co., Ltd.(*)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,051	7,448	7,571

(In won)
	SK Infosec. Co., Ltd.(*)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,521	6,531	6,720

(In won)
	SK Infosec. Co., Ltd.(*)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	4,948	5,663	5,909

(In won)
	SK Infosec. Co., Ltd.(*)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In won)
	SK Infosec. Co., Ltd.(*)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)
	SK Infosec. Co., Ltd.(*)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price	26,787	26,787	26,787
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

(*)	The share option has transferred from Life & Security Holdings Co., Ltd. due to the business combination.

As One Store Co., Ltd., FSK L&S Co., Ltd., and SK Infosec Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		6,963,155	6,409,925

	￦	22,981,913	22,228,683

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Valuation gain (loss) on FVOCI	￦	438,979	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(392,333)	(278,142)
Valuation gain (loss) on derivatives		17,615	(920)
Foreign currency translation differences for foreign operations		(24,122)	(3,428)

	￦	40,139	(329,576)

(2)	Changes in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income(loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	￦	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(46,962)	56,495	40,681	(6,348)	43,866
Balance at December 31, 2019	￦	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715

Balance at December 31, 2020	￦	438,979	(392,333)	17,615	(24,122)	40,139

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	￦	(47,086)	(124)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		486,440	(18,472)
Amount reclassified to retained earnings, net of taxes		(375)	(28,490)

Balance at December 31	￦	438,979	(47,086)

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	￦	(920)	(41,601)
Amount recognized as other comprehensive income during the year, net of taxes		15,414	34,209
Amount reclassified to profit, net of taxes		3,121	6,472

Balance at December 31	￦	17,615	(920)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

29.	Redeemable Convertible Preferred Stocks

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

(*)

The present value of obligatory dividends amounting to ￦14,297 million and ￦18,805 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2020 and 2019, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

30.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	35,644	8,533	38,933
Others(*)		64,004	94,288	33,017

	￦	99,648	102,821	71,950

Other Operating Expenses:
Communication	￦	41,138	43,606	35,507
Utilities		341,045	320,474	297,049
Taxes and dues		40,831	44,761	37,290
Repair		384,328	358,758	353,321
Research and development		416,445	391,327	387,675
Training		35,802	35,004	35,574
Bad debt for accounts receivable — trade		48,625	28,841	38,211
Travel		15,652	30,746	27,910
Supplies and other		328,243	259,155	130,008
Loss on disposal of property and equipment and intangible assets		41,598	47,760	87,257
Impairment loss on other investment securities		—	1,670	3,157
Impairment loss on property and equipment and intangible assets		208,834	65,935	255,839
Donations		16,774	17,557	59,012
Bad debt for accounts receivable — other		10,559	5,802	7,718
Others(*)		66,573	65,015	26,876

	￦	1,996,447	1,716,411	1,782,404

(*)	See note 5 (2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

31.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Finance Income:
Interest income	￦	50,357	63,579	69,936
Gain on sale of accounts receivable — other		22,605	15,855	20,023
Dividends		1,170	10,011	35,143
Gain on foreign currency transactions		13,120	11,798	17,990
Gain on foreign currency translations		8,928	4,576	2,776
Gain on valuation of derivatives		101,343	2,499	6,532
Gain on settlement of derivatives		7,829	29,277	20,399
Gain relating to financial assets at FVTPL (*)		35,844	4,504	83,636
Gain relating to financial liabilities at FVTPL		—	56	—

	￦	241,196	142,155	256,435

Finance Costs:
Interest expense	￦	399,176	406,087	307,319
Loss on sale of accounts receivable — other		—	5,823	—
Loss on foreign currency transactions		13,373	12,660	38,920
Loss on foreign currency translations		12,730	4,948	2,397
Loss on disposal of long-term investment securities		98	—	—
Loss on valuation of derivatives		13,551	—	—
Loss on settlement of derivatives		2,637	641	12,554
Loss relating to financial assets at FVTPL		10,894	7,753	22,507
Loss relating to financial liabilities at FVTPL		—	43	1,535
Other financial fees		44,734	—	—

	￦	497,193	437,955	385,232

(*)

Gain relating to financial assets at FVTPL for the year ended December 31, 2018 includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ￦58,000 million.

(2)	Details of interest income included in finance income for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	2020		2019	2018
Interest income on cash equivalents and short-term financial instruments	￦	24,378	29,854	33,808
Interest income on loans and others		25,979	33,725	36,128

	￦	50,357	63,579	69,936

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)	2020		2019	2018
Interest expense on borrowings	￦	116,397	104,991	10,796
Interest expense on debentures		225,309	224,765	222,195
Others		57,470	76,331	74,328

	￦	399,176	406,087	307,319

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 36.

1)    Finance income and costs

(In millions of won)
	2020
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	161,835	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost		64,554	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	￦	241,196	497,193

(In millions of won)
	2019
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	56,953	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost		75,119	17,488

		141,996	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	406,206
Derivatives designated as hedging instrument		—	641

		159	406,890

	￦	142,155	437,955

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities at amortized cost		419	328,618
Derivatives designated as hedging instrument		—	12,554

		419	342,707

	￦	256,435	385,232

2)    Other comprehensive income (loss)

(In millions of won)
	2020		2019	2018
Financial Assets:
Financial assets at FVOCI	￦	579,678	(17,943)	(130,035)
Derivatives designated as hedging instrument		24,320	41,305	17,180

		603,998	23,362	(112,855)

Financial Liabilities:
Derivatives designated as hedging instrument		(5,182)	(624)	15,047

	￦	598,816	22,738	(97,808)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Accounts receivable — trade	￦	48,625	28,841	38,211
Other receivables		10,559	5,802	7,718

	￦	59,184	34,643	45,929

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

32.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020, 2019 and 2018 consist of the following:

(In millions of won)
	2020		2019	2018
Current tax expense:
Current year	￦	286,717	105,859	362,265
Current tax of prior years(*)		14,536	(6,855)	(22,575)

		301,253	99,004	339,690

Deferred tax expense:
Changes in net deferred tax assets		75,249	201,264	504,288

Income tax expense	￦	376,502	300,268	843,978

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020, 2019 and 2018 is attributable to the following:

(In millions of won)
	2020		2019	2018
Income taxes at statutory income tax rate	￦	505,824	308,913	1,083,029
Non-taxable income		(41,084)	(92,666)	(19,450)
Non-deductible expenses		31,882	14,630	26,724
Tax credit and tax reduction		(48,774)	(32,877)	(17,580)
Changes in unrecognized deferred taxes		(69,776)	83,940	(177,902)
Changes in tax rate		24,537	4,050	(3,983)
Income tax refund and others		(26,107)	14,278	(46,860)

Income tax expense	￦	376,502	300,268	843,978

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Valuation gain (loss) on financial assets measured at fair value	￦	(166,612)	2,983	41,461
Share of other comprehensive income (loss) of associates and joint ventures		(14)	2,279	278
Valuation loss on derivatives		(6,886)	(16,083)	(9,223)
Remeasurement of defined benefit liabilities		(164)	22,733	10,843

	￦	(173,676)	11,912	43,359

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	88,913	1,326	—	1,046	91,285
Accrued interest income		(2,039)	435	—	(27)	(1,631)
Financial assets measured at fair value		98,101	(17,586)	(166,612)	5,042	(81,055)
Investments in subsidiaries, associates and joint ventures		(1,613,048)	(60,844)	(14)	—	(1,673,906)
Property and equipment and intangible assets		(371,489)	(47,468)	—	(92,905)	(511,862)
Provisions		2,543	3,751	—	—	6,294
Retirement benefit obligation		100,194	1,873	(164)	382	102,285
Valuation gain on derivatives		17,507	4,146	(6,886)	—	14,767
Gain or loss on foreign currency translation		22,005	(231)	—	—	21,774
Incremental costs to acquire a contract		(829,055)	21,224	—	—	(807,831)
Contract assets and liabilities		(28,030)	25,424	—	—	(2,606)
Right-of-use assets		(390,936)	18,639	—	—	(372,297)
Lease liabilities		385,394	(22,918)	—	—	362,476
Others		64,620	(30,310)	—	86,204	120,514

		(2,455,320)	(102,539)	(173,676)	(258)	(2,731,793)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		91,136	(2,913)	—	—	88,223
Tax credit		9,380	30,203	—	—	39,583

		100,516	27,290	—	—	127,806

	￦	(2,354,804)	(75,249)	(173,676)	(258)	(2,603,987)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	2019
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	102,276	(13,698)	—	335	88,913
Accrued interest income		(2,713)	691	—	(17)	(2,039)
Financial assets measured at fair value		79,757	15,099	2,983	262	98,101
Investments in subsidiaries, associates and joint ventures		(1,580,087)	(35,222)	2,279	(18)	(1,613,048)
Property and equipment and intangible assets		(415,327)	43,841	—	(3)	(371,489)
Provisions		2,494	49	—	—	2,543
Retirement benefit obligation		84,034	(6,643)	22,733	70	100,194
Valuation gain on derivatives		31,415	2,175	(16,083)	—	17,507
Gain or loss on foreign currency translation		21,948	57	—	—	22,005
Incremental costs to acquire a contract		(640,840)	(188,215)	—	—	(829,055)
Contract assets and liabilities		(26,458)	(1,572)	—	—	(28,030)
Right-of-use assets		(263,528)	(127,408)	—	—	(390,936)
Lease liabilities		248,244	137,150	—	—	385,394
Others		54,341	10,273	—	6	64,620

		(2,304,444)	(163,423)	11,912	635	(2,455,320)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		122,899	(31,763)	—	—	91,136
Tax credit		15,458	(6,078)	—	—	9,380

		138,357	(37,841)	—	—	100,516

	￦	(2,166,087)	(201,264)	11,912	635	(2,354,804)

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets(liabilities), in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Loss allowance	￦	102,085	96,006
Investments in subsidiaries, associates and joint ventures		8,365	(128,339)
Other temporary differences		68,415	145,692
Unused tax loss carryforwards		1,042,063	1,023,907
Unused tax credit carryforwards		1,037	1,192

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2020 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	79,725	20
1 ~ 2 years		88,794	172
2 ~ 3 years		70,834	116
More than 3 years		802,710	729

	￦	1,042,063	1,037

33.	Earnings per Share

(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2020, 2019 and 2018 are calculated as follows:

(In millions of won, except for share data)
	2020		2019	2018
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,504,352	888,698	3,127,887
Interest on hybrid bonds		(14,766)	(14,766)	(15,803)

Profit attributable to owners of the Parent Company on common shares		1,489,586	873,932	3,112,084
Weighted average number of common shares outstanding		72,795,431	72,064,159	70,622,976

Basic earnings per share (in won)	￦	20,463	12,127	44,066

2)	The weighted average number of common shares outstanding for the years ended December 31, 2020, 2019 and 2018 are calculated as follows:

(In shares)
	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(1,809,295)	(341,017)

	71,327,153	72,795,431

(In shares)
	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)
Disposal of treasury shares	1,266,620	194,331

	73,136,448	72,064,159

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In shares)
	2018
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2018	80,745,711	80,745,711
Treasury shares at January 1, 2018	(10,136,551)	(10,136,551)
Disposal of treasury shares	1,260,668	13,816

	71,869,828	70,622,976

(2) Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2020 are calculated as follows:

(In millions of won, except for share data)
	2020
Profit for the year on common shares	￦	1,489,586
Adjusted weighted average number of common shares outstanding		72,808,379

Diluted earnings per share (in won)	￦	20,459

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2020 are calculated as follows:

(In shares)
2020
Outstanding shares at January 1, 2020	73,136,448
Effect of treasury shares	(341,017)
Effect of share option	12,948

Adjusted weighted average number of common shares outstanding	72,808,379

For the years ended December 31, 2019 and 2018 diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

34. Dividends

(1)     Details of dividends declared

Details of dividend declared for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2020	Cash dividends (Interim)	73,136,448	500	200%	￦	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					￦	715,080

2019	Cash dividends (Interim)	71,869,828	500	200%	￦	71,870
	Cash dividends (Year-end)	73,136,448	500	1,800%		658,228

					￦	730,098

2018	Cash dividends (Interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (Year-end)	71,869,828	500	1,800%		646,828

					￦	717,437

(2)     Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%
2018	Cash dividends	10,000	269,500	3.71%

35. Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,369,653	—	1,369,653
Financial instruments		—	—	—	1,427,845	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable — trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	￦	960,522	1,454,361	1,080	6,232,679	65,136	8,713,778

(*)	The Group designated ￦1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable — trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,136,332	—	1,668,557
Derivative financial assets		6,074	—	—	—	144,886	150,960

	￦	847,281	710,272	4,627	5,486,688	144,886	7,193,754

(*)	The Group designated ￦710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable — other and others		—	6,051,550	—	6,051,550

	￦	333,099	18,579,901	42,061	18,955,061

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable — trade	￦	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		1,291,007	—	1,291,007
Accounts payable — other and others		6,562,612	—	6,562,612

	￦	18,555,889	1,043	18,556,932

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

36.	Financial Risk Management

(1) Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable — trade and others, etc. Financial liabilities consist of accounts payable — other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)    Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	84,581	￦	92,025	1,541,544	￦	1,677,200
EUR	10,903		14,591	2,519		3,370
JPY	672,311		7,088	22,778		240
Others	—		2,702	—		606

		￦	116,406		￦	1,681,416

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2020, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,507	(5,507)
EUR		1,122	(1,122)
JPY		685	(685)
Others		210	(210)

	￦	7,524	(7,524)

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

For the years ended December 31, 2020, 2019 and 2018

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, the floating-rate borrowings and bonds of the Group are ￦121,750 million and ￦326,400 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for the most of all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes would change by ￦470 million in relation to interest expenses on floating-rate borrowings that are exposed to interest rate risk, which would also change the year-end balance of shareholder’s equity by the same amount.

As of December 31, 2020, the floating-rate long-term payables – other are ￦1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2020 would change by ￦16,260 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”s) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Group operates in. The Group anticipates that IBOR reform will impact its risk management and hedge accounting.

Derivatives

The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBORs. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Group currently plans to adhere to the protocol if and when it is finalized and to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Group will negotiate with them bilaterally about including new fallback clauses.

Hedge accounting

The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2020. The Group’s hedged items and hedging instruments continue to be indexed to LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

However, the Group’s LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for LIBOR. The Group expects that LIBOR will be discontinued after the end of 2021. As of December 31, 2020, the Group has not determined the alternative interest rate benchmark to LIBOR and there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Group applies the amendments to IFRS 9, Financial Instruments issued in 2020 to those hedging relationships directly affected by IBOR reform.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Group has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

2)	Credit risk

The maximum credit exposure as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Cash and cash equivalents	￦	1,369,423	1,270,572
Financial instruments		1,427,845	831,637
Investment securities		4,154	13,548
Accounts receivable — trade		2,214,353	2,247,895
Contract assets		148,281	191,858
Loans and other receivables		1,738,003	1,668,557
Derivative financial assets		164,695	150,960

	￦	7,066,754	6,375,027

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

(i) Accounts receivable — trade and contract assets

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 7.

(ii) Debt investments

The credit risk arises from debt investments included in ￦1,427,845 million of financial instruments, ￦4,154 million of investment securities and ￦1,738,003 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired
Gross amount	￦	520,249	1,080	2,517,685	105,878	125,674
Loss allowance		—	—	(3,751)	(7,995)	(88,819)

Carrying amount	￦	520,249	1,080	2,513,934	97,883	36,855

Changes in the loss allowance for the debt investments during the year ended December 31, 2020 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired	Total
December 31, 2019	￦	4,241	8,704	83,953	96,898
Remeasurement of loss allowance, net		834	2,321	7,404	10,559
Transfer to lifetime ECL — not credit impaired		(334)	334	—	—
Transfer to lifetime ECL — credit impaired		(990)	(2,357)	3,347	—
Amounts written off		—	—	(12,208)	(12,208)
Recovery of amounts written off		—	—	6,323	6,323
Others		—	(1,007)	—	(1,007)

December 31, 2020	￦	3,751	7,995	88,819	100,565

(iii) Cash and cash equivalents

The Group has ￦1,369,423 million as of December 31, 2020 (￦1,270,572 million as of December 31, 2019) cash and cash equivalents with banks and financial institutions above specific credit ratings.

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

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

Contractual maturities of financial liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	372,909	372,909	372,909	—	—
Borrowings(*)		2,138,923	2,467,988	225,657	2,242,331	—
Debentures(*)		8,579,743	9,749,762	1,106,505	5,680,403	2,962,854
Lease liabilities		1,436,777	1,537,279	365,925	826,331	345,023
Accounts payable — other and others(*)		6,051,550	6,145,185	4,920,324	849,013	375,848

	￦	18,579,902	20,273,123	6,991,320	9,598,078	3,683,725

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	65,136	65,637	20,211	52,651	(7,225)
Liabilities		(42,061)	(43,076)	(1,740)	(41,336)	—

	￦	23,075	22,561	18,471	11,315	(7,225)

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	￦	23,510,714	22,385,434
Total equity		24,396,243	22,816,934

Debt-equity ratios		96.37%	98.11%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)
	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	960,522	60,473	629,732	270,317	960,522
Derivatives hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	￦	2,481,099	945,925	694,868	840,306	2,481,099

Financial liabilities that are measured at fair value:
FVTPL	￦	333,099	—	—	333,099	333,099
Derivatives hedging instruments		42,061	—	42,061	—	42,061

	￦	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables — other		1,566,954	—	1,582,805	—	1,582,805

	￦	12,285,620	—	12,950,445	—	12,950,445

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2019 are as follows:

(In millions of won)
	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	847,281	—	668,891	178,390	847,281
Derivatives hedging instruments		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	￦	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instruments	￦	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables — other		1,974,006	—	2,008,493	—	2,008,493

	￦	12,237,979	—	12,913,938	—	12,913,938

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

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

Interest rates used by the Group for the fair value measurement as of December 31, 2020 are as follows:

Interest rate
Derivative instruments	0.14% ~ 3.90%
Borrowings and debentures	0.99% ~ 2.21%
Long-term payables — other	0.90% ~ 1.72%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2020. The changes of financial assets classified as Level 3 for the year ended December 31, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Gain(loss) for the year	OCI	Acquisition	Disposal	Transfer	Business combination	Balance at December 31, 2020
Financial assets
FVTPL	￦	178,390	103,327	(8,266)	60,576	(39,570)	(24,156)	16	270,317
FVOCI		307,248	(98)	230,526	37,381	(5,154)	(6,137)	6,223	569,989

	￦	485,638	103,229	222,260	97,957	(44,724)	(30,293)	6,239	840,306

Financial liabilities
	￦	—	(12,115)	—	—	—	—	(320,984)	(333,099)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	￦	8,015	—	8,015	(453)	7,562
Accounts receivable — trade and others		317,332	(203,403)	113,929	—	113,929

	￦	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	￦	453	—	453	(453)	—
Accounts payable — other and others		301,996	(203,403)	98,593	—	98,593

	￦	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position
Financial assets:
Accounts receivable — trade and others	￦	102,241	(100,895)	1,346
Financial liabilities:
Accounts payable — other and others	￦	100,895	(100,895)	—

37.	Transactions with Related Parties

(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 55 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2) Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Salaries	￦	10,029	5,969	4,488
Defined benefits plan expenses		3,459	1,237	920
Share option		158	325	548

	￦	13,646	7,531	5,956

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	￦	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc.(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Engineering & Construction Co., Ltd.		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK Battery Hungary Krt		19,394	—	—
	SK Global Chemical Co., Ltd.		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		￦	759,387	2,058,356	818,894

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ￦216,241 million of dividends paid by the Parent Company.

(*3)

Operating revenue and others include ￦146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and ￦70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include ￦18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ￦961,167 million.

(In millions of won)
		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	￦	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc.(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Engineering & Construction Co., Ltd.		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	—
	HappyNarae Co., Ltd.		6,943	18,121	168,286
	Others		90,307	105,569	109,189

			272,748	1,339,339	957,241

		￦	621,112	2,044,540	1,053,124

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ￦216,241 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include ￦219,150 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(*4)	Operating revenue and others include ￦11,955 million of dividends declared by Korea IT Fund, UniSK and KIF-Stonebridge IT Investment Fund which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to ￦1,043,902 million.

(In millions of won)
		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc.(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		￦	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.

(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.

(*3)	Operating revenue and others include ￦146,100 million of dividends received from SK hynix Inc. which was deducted from the investments in associates.

(*4)	Operating revenue and others include ￦4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investments in associates.

(*5)

Operating revenue and others include ￦68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd.

(*6)	Operating expenses and others include costs for handset purchases amounting to ￦1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows:

(In millions of won)
		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc	Accounts payable — other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Engineering & Construction Co., Ltd.		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Krt		—	2,075	—
	SK Global Chemical Co., Ltd.		—	1,142	5
	SK Global Chemical InternationalTrading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		￦	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ￦10,880 million on the accounts receivable — trade.

(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc	Accounts payable — other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	7,941	87,458
Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	100
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,705

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	43,791
	SK Networks. Co., Ltd.		—	3,469	76,993
	SK Networks Services Co., Ltd.		—	—	10,900
	SK Telesys Co., Ltd.		—	30	16,337
	SK TNS Co., Ltd.			14	200,703
	SK Energy Co., Ltd.		—	2,757	1,954
	SK hystec Co., Ltd.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	Others		—	23,264	88,813

			—	50,856	440,275

		￦	22,351	120,706	544,438

(*1)	As of December 31, 2019, the Parent Company recognized loss allowance amounting to ￦13,283 million on the accounts receivable — trade.

(*2)	As of December 31, 2019, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2020 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

38.	Commitments and Contingencies

(1)    Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦1,568 million as of December 31, 2020.

In addition, SK Infosec Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ￦1,950,000 million and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged ￦20,057 million of short-term financial instrument for performance guarantee as of December 31, 2020.

(2)    Legal claims and litigations

As of December 31, 2020 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to IAS 37, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ￦18,717 million are recognized as current provisions as of December 31, 2020.

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

The accounts receivables from sale of handsets amounting to ￦571,004 million and ￦646,837 million as of December 31, 2020 and 2019, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable — other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Interest income	￦	(50,357)	(63,579)	(69,936)
Dividends		(1,170)	(10,011)	(35,143)
Gain on foreign currency translations		(8,928)	(4,576)	(2,776)
Gain on valuation of derivatives		(101,343)	(2,499)	(6,532)
Gain on settlement of derivatives		(7,829)	(29,277)	(20,399)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(1,028,403)	(449,543)	(3,270,912)
Gain on sale of accounts receivable — other		(22,605)	(15,855)	(20,023)
Gain on disposal of property and equipment and intangible assets		(35,644)	(8,533)	(38,933)
Gain on business transfer		(12,455)	(69,522)	—
Gain relating to financial assets at FVTPL		(35,844)	(4,504)	(83,636)
Gain relating to financial liabilities at FVTPL		—	(56)	—
Other income		(4,220)	(1,875)	(952)
Interest expense		399,176	406,087	307,319
Loss on foreign currency translations		12,730	4,948	2,397
Loss on disposal of long-term investment securities		98	—	—
Loss on sale of accounts receivable — other		—	5,823	—
Income tax expense		376,502	300,268	843,978
Expense related to defined benefit plan		198,794	175,165	147,722
Share option		4,313	2,073	789
Depreciation and amortization		4,169,996	4,021,016	3,284,339
Bad debt expense		48,625	28,841	38,211
Loss on disposal of property and equipment and intangible assets		41,598	47,760	87,257
Impairment loss on property and equipment and intangible assets		208,833	65,935	255,839
Bad debt for accounts receivable — other		10,559	5,802	7,718
Loss on valuation of derivatives		13,551	—	—
Loss on settlement of derivatives		2,637	641	12,554
Loss relating to financial assets at FVTPL		10,894	7,753	22,507
Loss relating to financial liabilities at FVTPL		—	43	1,535
Loss on impairment of investment assets		—	1,670	3,157
Other expenses		67,146	21,044	102,839

	￦	4,256,654	4,435,039	1,568,919

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Accounts receivable — trade	￦	(33,410)	(211,712)	175,841
Accounts receivable — other		(50,003)	48,399	319,913
Accrued income		—	151	—
Advanced payments		(945)	(12,204)	13,393
Prepaid expenses		112,270	(680,925)	(3,597)
Inventories		(7,219)	115,893	(13,429)
Long-term accounts receivable — other		26,027	(56,216)	11,064
Contract assets		1,528	(68,805)	9,161
Guarantee deposits		26,122	6,392	(258)
Accounts payable — trade		3,023	(23,607)	(58,487)
Accounts payable — other		311,737	167,595	(271,128)
Withholdings		33,348	(31,545)	129,492
Contract liabilities		35,426	33,574	11,328
Deposits received		(1,028)	(3,112)	(333)
Accrued expenses		61,848	116,949	(102,246)
Provisions		(30,773)	(36,478)	(4,298)
Long-term provisions		(548)	(1,699)	1,193
Plan assets		(145,214)	(130,790)	(123,075)
Retirement benefit payment		(76,987)	(84,098)	(63,957)
Others		37,256	(3,892)	(4,628)

	￦	302,458	(856,130)	25,949

(3)	Significant non-cash transactions for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Increase(decrease) in accounts payable — other relating to acquisition of property and equipment and intangible assets	￦	(426,723)	438,622	1,162,301
Increase of right-of-use assets		736,157	1,141,349	—
Contribution in kind for investments		4,702	78,900	—
Investment in subsidiary from comprehensive stock exchange		—	—	129,595
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		1,072,487	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	January 1, 2020		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	￦	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables — other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	￦	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			￦	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)
				(1,172,315)

			￦	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2020, 2019 and 2018

(In millions of won)
	2019
	January 1, 2019		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2019
Total liabilities from financing activities:
Short-term borrowings	￦	80,000		(59,860)	(2)	—	465	—	20,603
Long-term borrowings		2,104,996		(89,882)	1,129	—	—	6,294	2,022,537
Debentures		7,466,852		693,444	59,157	223	—	1,157	8,220,833
Lease liabilities		844,283		(443,238)	—	—	955	889,007	1,291,007
Long-term payables – other		2,393,027		(428,153)	(84)	—	—	6,819	1,971,609
Derivative financial liabilities		4,184		626	—	(3,767)	—	—	1,043
Derivative financial assets		(55,457)		11,800	—	(98,958)	—	(2,271)	(144,886)

	￦	12,837,885		(315,263)	60,200	(102,502)	1,420	901,006	13,382,746

Other cash flows from financing activities:
Payments of cash dividends			￦	(718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000
Cash inflow from transactions with the non-controlling shareholders				101,398
Cash outflow from transactions with the non-controlling shareholders				(39,345)

				(371,411)

			￦	(686,674)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

40.	Cash Dividends paid to the Parent Company

Cash dividends paid to the Parent Company for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In millions of won)
	2020		2019	2018
Cash dividends received from consolidated subsidiaries	￦	119,036	287,549	61,985
Cash dividends received from associates		164,850	227,500	149,815

	￦	283,886	515,049	211,800

41.	Subsequent Events

(1)    Merge of ADT Caps Co., Ltd. by SK Infosec Co., Ltd.

On January 13, 2021, the board of directors of SK Infosec Co., Ltd., a subsidiary of the Parent Company, resolved to approve SK Infosec Co., Ltd.’s merger with ADT CAPS Co., Ltd. SK Infosec Co., Ltd. On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd. pursuant to a resolution from the board of directors meeting held in January 2021.

(2)    Sale of ownership interest for SK Wyverns

On January 26, 2021, the Parent Company entered into a memorandum of understanding (“MOU”) with E-MART Inc. to sell its entire 1,000,000 common stock of SK Wyverns Co., Ltd., in addition to land and buildings for ￦100,000 million and ￦35,280 million, respectively. In accordance with the MOU, the sale and purchase agreement of stock has been executed on February 23, 2021 and the agreement to sell land and building with SK Wyverns Co., Ltd. was executed on February 26, 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

SK hynix, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries (the Group) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 3-(26) to the consolidated financial statements, during 2019 and 2020, the Group changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases, and the related interpretations published by Internal Financial Reporting Interpretations Committee, respectively.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of fair value of long-term investment assets related to KIOXIA Holdings Corporation (“KIOXIA”)

As discussed in Note 6 and Note 12 to the consolidated financial statements, the Group holds ￦ 3,595,494 million of equity investment in BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”), and ￦ 2,351,225 million of convertible bonds investment in BCPE Pangea Cayman2 Limited (“SPC2”), as of December 31, 2020. Fair values of these long-term investment assets are measured based on the equity value of KIOXIA. Specifically, the fair value of equity investment in SPC1 is measured using an option pricing model allocating the estimated fair value of KIOXIA equity between investors, together with consideration of expected KIOXIA initial public offering and SPC1 liquidation. The fair value of convertible bonds investment in SPC2 is measured based on the estimated KIOXIA’s equity value and SPC2’s equity ownership in KIOXIA.

We identified the measurement of fair values of long-term investment assets related to KIOXIA as a critical audit matter. Estimation of equity value of KIOXIA, an unlisted company, and fair values of the financial instruments in SPC1 and SPC2 involved the application of significant judgment and measurement uncertainty therefore requires a high degree of auditor judgment, and involvement of professionals with specialized skill and knowledge. Specifically, determination of valuation methods in measuring the fair value of the financial instruments, the assumptions of estimated future revenue, operating profit, discount rate, and volatility of KIOXIA’s equity value, and the expected timing of liquidation of SPC1 were challenging to test and involved subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal control related to the process over measurement of fair values of long-term investment assets related to KIOXIA. We compared assumptions of estimated future revenue, and operating profit used in the forecasted cash flow in prior year to the actual results in current year to assess the Group’s ability to accurately forecast. We performed sensitivity analyses over discount rate, and volatility of KIOXIA’s equity value, and expected timing of liquidation of SPC1 to assess the impact of changes in those assumptions on the fair value measurement. We involved our valuation professionals with specialized skills and knowledge, who assisted us in the following:

•	assessing the valuation methods used in measuring the fair value for the financial instruments in SPC1 and SPC2 by considering the availability of relevant observable inputs;

•	assessing the estimated future revenue, and operating profit by comparing them with relevant industry data;

•	assessing the discount rate by comparing it against independently developed rates using publicly available market data for comparable entities;

•	assessing the volatility of KIOXIA’s equity value by comparing it against the volatilities for other public comparable companies.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2012.

Seoul, Korea

April 29, 2021

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

	Note	2020		2019
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	2,975,989	2,306,070
Short-term financial instruments	5,6,7		436,708	298,350
Short-term investment assets	5,6		1,535,518	1,390,293
Trade receivables, net	5,6,8,34		4,931,322	4,261,674
Loans and other receivables, net	5,6,8,34		69,194	23,508
Inventories, net	9		6,136,318	5,295,835
Current tax assets			202	199,805
Other current assets	10		485,672	682,037
Other financial assets	5,6,7		30	30

			16,570,953	14,457,602

Non-current assets
Investments in associates and joint ventures	11		1,166,244	768,767
Long-term trade receivables, net	5,6,8		—	44,775
Long-term investment assets	5,6,12		6,139,627	4,381,812
Loans and other receivables, net	5,6,8,34		75,589	109,079
Other financial assets	5,6,7		353	901
Property, plant and equipment, net	13,16,35		41,230,562	39,949,940
Right-of-use assets, net	3,14		1,707,645	1,706,658
Intangible assets, net	15		3,400,278	2,571,049
Investment property, net	13,16		209,417	258
Deferred tax assets	22,32		556,194	673,640
Employee benefit assets, net	21		61,962	3,406
Other non-current assets	10,35		55,029	580,463

			54,602,900	50,790,748

Total assets		￦	71,173,853	65,248,350

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Financial Position,  continued

As of December 31, 2020 and 2019

	Note	2020		2019
	(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6,34	￦	1,046,159	1,042,542
Other payables	5,6,34		2,348,909	2,367,673
Other non-trade payables	5,6,17,34		1,367,193	1,257,895
Borrowings	5,6,18,35		3,114,250	2,737,770
Provisions	20		13,797	10,701
Current tax liabilities			636,649	89,217
Lease liabilities	3,5,6,14		347,464	293,171
Other current liabilities	19		197,395	162,997
Other financial liabilities	5,6		544	—

			9,072,360	7,961,966

Non-current liabilities
Long-term other payables	5,6		272,396	—
Other non-trade payables	5,6,17		29,923	18,266
Borrowings	5,6,18,35		8,137,398	7,785,736
Defined benefit liabilities, net	21		2,739	53,624
Deferred tax liabilities	22,32		266,640	15,743
Lease liabilities	3,5,6,14		1,296,252	1,373,828
Other financial liabilities	5,6,23		88,121	15,532
Other non-current liabilities	19		98,927	87,773

			10,192,396	9,350,502

Total liabilities			19,264,756	17,312,468

Equity
Equity attributable to owners of the Parent Company
Capital stock	24		3,657,652	3,657,652
Capital surplus	24		4,143,736	4,143,736
Other equity	24,37		(2,503,122)	(2,504,713)
Accumulated other comprehensive loss	25		(405,453)	(298,935)
Retained earnings	26		46,995,728	42,923,362

Total equity attributable to owners of the Parent Company			51,888,541	47,921,102
Non-controlling interests			20,556	14,780

Total equity			51,909,097	47,935,882

Total liabilities and equity		￦	71,173,853	65,248,350

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020		2019	2018
		(In millions of won, except per share information)
Revenue	4,27,34	￦	31,900,418	26,990,733	40,445,066
Cost of sales	29,34		21,089,789	18,818,814	15,180,838

Gross profit			10,810,629	8,171,919	25,264,228
Selling and administrative expenses	28,29		(5,798,005)	(5,452,740)	(4,420,478)
Finance income	5,30		3,327,905	1,247,640	1,691,955
Finance expenses	5,30		(1,980,411)	(1,531,417)	(1,142,134)
Share of profit of equity-accounted investees	11		(36,279)	22,633	13,007
Other income	31		84,773	88,179	112,810
Other expenses	31		(171,575)	(113,575)	(178,358)

Profit before income tax			6,237,037	2,432,639	21,341,030
Income tax expense	32		1,478,123	423,561	5,801,046

Profit for the year			4,758,914	2,009,078	15,539,984

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	21		1,266	(90,211)	(77,029)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax	25		(47,407)	150,037	7,534
Gain (loss) on valuation of derivatives, net of tax	23,25		(417)	12,753	—
Equity-accounted investees – share of other comprehensive income (loss), net of tax	11,25		(60,820)	21,444	2,276

Other comprehensive income (loss) for the year, net of tax			(107,378)	94,023	(67,219)

Total comprehensive income for the year		￦	4,651,536	2,103,101	15,472,765

Profit or loss attributable to:
Owners of the Parent Company		￦	4,755,102	2,005,975	15,540,111
Non-controlling interests			3,812	3,103	(127)
Total comprehensive income attributable to:
Owners of the Parent Company			4,649,850	2,099,648	15,471,792
Non-controlling interests			1,686	3,453	973
Earnings per share
Basic earnings per share (in won)	33		6,952	2,933	22,255
Diluted earnings per share (in won)	33		6,950	2,932	22,252

See accompanying notes to the consolidated financial statements

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2018		￦	3,657,652	4,143,736	(771,100)	(491,529)	27,276,521	33,815,280	5,639	33,820,919
Total comprehensive income
Profit for the year			—	—	—	—	15,540,111	15,540,111	(127)	15,539,984
Other comprehensive income (loss)			—	—	—	8,710	(77,029)	(68,319)	1,100	(67,219)

Total comprehensive income			—	—	—	8,710	15,463,082	15,471,792	973	15,472,765

Transactions with owners of the Parent Company
Acquisition of treasury shares			—		(1,736,514)	—	—	(1,736,514)	—	(1,736,514)
Dividends paid	26		—	—	—	—	(706,002)	(706,002)	—	(706,002)
Share-based payment transactions	37		—	—	1,163	—	—	1,163	—	1,163

Total transactions with owners of the Parent Company			—	—	(1,735,351)	—	(706,002)	(2,441,353)	—	(2,441,353)

Balance at December 31, 2018			3,657,652	4,143,736	(2,506,451)	(482,819)	42,033,601	46,845,719	6,612	46,852,331

Balance at January 1, 2019			3,657,652	4,143,736	(2,506,451)	(482,819)	42,033,601	46,845,719	6,612	46,852,331
Total comprehensive income
Profit for the year			—	—	—	—	2,005,975	2,005,975	3,103	2,009,078
Other comprehensive income (loss)	25		—	—	—	183,884	(90,211)	93,673	350	94,023

Total comprehensive income			—	—	—	183,884	1,915,764	2,099,648	3,453	2,103,101

Transactions with owners of the Parent Company
Increase of non-controlling interests			—	—	—	—	—	—	4,715	4,715
Dividends paid	26		—	—	—	—	(1,026,003)	(1,026,003)	—	(1,026,003)
Share-based payment transactions	37		—	—	1,738	—	—	1,738	—	1,738

Total transactions with owners of the Parent Company			—	—	1,738	—	(1,026,003)	(1,024,265)	4,715	(1,019,550)

Balance at December 31, 2019		￦	3,657,652	4,143,736	(2,504,713)	(298,935)	42,923,362	47,921,102	14,780	47,935,882

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Changes in Equity,  continued

For the years ended December 31, 2020, 2019 and 2018

		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2020		￦	3,657,652	4,143,736	(2,504,713)	(298,935)	42,923,362	47,921,102	14,780	47,935,882
Total comprehensive income
Profit for the year			—	—	—	—	4,755,102	4,755,102	3,812	4,758,914
Other comprehensive income (loss)	25		—	—	—	(106,518)	1,266	(105,252)	(2,126)	(107,378)

Total comprehensive income			—	—	—	(106,518)	4,756,368	4,649,850	1,686	4,651,536

Transactions with owners of the Parent Company
Increase of non-controlling interests			—	—	—	—	—	—	4,090	4,090
Dividends paid	26		—	—	—	—	(684,002)	(684,002)	—	(684,002)
Share-based payment transactions	37		—	—	1,591	—	—	1,591	—	1,591

Total transactions with owners of the Parent Company			—	—	1,591	—	(684,002)	(682,411)	4,090	(678,321)

Balance at December 31, 2020		￦	3,657,652	4,143,736	(2,503,122)	(405,453)	46,995,728	51,888,541	20,556	51,909,097

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

	Note	2020		2019	2018
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	36	￦	12,916,771	11,895,834	25,825,017
Interest received			40,635	30,543	81,323
Interest paid			(288,565)	(238,314)	(126,029)
Dividends received			16,365	14,891	15,258
Income tax paid			(370,635)	(5,153,218)	(3,568,370)

Net cash provided by operating activities			12,314,571	6,549,736	22,227,199

Cash flows from investing activities
Net change in short-term financial instruments			(140,810)	225,447	4,174,667
Net change in short-term investment assets			(115,122)	4,164,793	(4,519,395)
Decrease in other financial assets			773	—	116
Increase in other financial assets			(205)	(627)	(100)
Collection of loans and other receivables			36,722	13,057	21,824
Increase in loans and other receivables			(238,727)	(57,482)	(48,424)
Proceeds from disposal of long-term investment assets			708	4,316	7,118
Acquisition of long-term investment assets			(93,846)	(81,447)	(4,012,799)
Proceeds from disposal of property, plant and equipment			59,089	53,840	131,754
Acquisition of property, plant and equipment			(10,068,662)	(13,920,244)	(16,036,146)
Proceeds from disposal of intangible assets			695	183	2,532
Acquisition of intangible assets			(800,729)	(673,356)	(933,139)
Proceeds from business transfer			2,958	—	—
Receipt of government grants			—	—	17,081
Acquisition of investments in associates			(483,237)	(176,954)	(200,508)
Acquisition of subsidiary, net of cash acquired			—	—	(33,330)
Net cash outflow from business combination			—	(2,462)	—

Net cash used in investing activities			(11,840,393)	(10,450,936)	(21,428,749)

Cash flows from financing activities
Proceeds from borrowings	36		5,173,016	9,833,882	3,125,721
Repayments of borrowings	36		(3,921,310)	(4,585,425)	(2,078,522)
Payments of lease liabilities	36		(319,740)	(390,501)	—
Acquisition of treasury shares			—	—	(1,736,514)
Dividends paid			(684,002)	(1,026,003)	(706,002)
Increase of non-controlling interests			4,090	4,715	—

Net cash provided by (used in) financing activities			252,054	3,836,668	(1,395,317)

Effect of movements in exchange rates on cash and cash equivalents			(56,313)	21,283	(3,805)

Net increase (decrease) in cash and cash equivalents			669,919	(43,249)	(600,672)
Cash and cash equivalents at beginning of the year			2,306,070	2,349,319	2,949,991

Cash and cash equivalents at end of the year		￦	2,975,989	2,306,070	2,349,319

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

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

As of December 31, 2020, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd.	146,100,000	20.07
National Pension Service	79,883,313	10.97
Other investors	458,018,482	62.92
Treasury shares	44,000,570	6.04

	728,002,365	100.00

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

			Ownership (%)
Company	Location	Business	2020	2019
SK hyeng Inc.	Korea	Construction service	100.00	100.00
SK hystec Inc.	Korea	Business support service	100.00	100.00
Happymore Inc.	Korea	Manufacturing and cleaning cleanroom suits	100.00	100.00
SK hynix system ic Inc.	Korea	Semiconductor manufacturing and sales	100.00	100.00
HAPPYNARAE Co., Ltd.	Korea	Industrial material supply	100.00	100.00
SK hynix America Inc.	U.S.A.	Semiconductor sales	97.74	97.74
SK hynix Deutschland GmbH	Germany	Semiconductor sales	100.00	100.00
SK hynix Asia Pte. Ltd.	Singapore	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd.	Hong Kong	Semiconductor sales	100.00	100.00
SK hynix U.K. Ltd.	U.K.	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Taiwan Inc.	Taiwan	Semiconductor sales	100.00	100.00
SK hynix Japan Inc.	Japan	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor India Private Ltd.[1]	India	Semiconductor sales	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (China) Ltd.	China	Semiconductor manufacturing	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd.[2]	China	Semiconductor manufacturing	100.00	100.00
SK hynix Italy S.r.l	Italy	Semiconductor research and development	100.00	100.00
SK hynix memory solutions America Inc.	U.S.A.	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Taiwan Ltd.	Taiwan	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Eastern Europe LLC.	Belarus	Semiconductor research and development	100.00	100.00
SK APTECH Ltd.	Hong Kong	Overseas investment	100.00	100.00
SK hynix Ventures Hong Kong Limited	Hong Kong	Overseas investment	100.00	100.00
SK hynix (Wuxi) Investment Ltd.[3]	China	Overseas investment	100.00	100.00
SK hynix (Wuxi) Industry Development Ltd. [4]	China	Foreign hospital construction	100.00	100.00
SK hynix Happiness (Wuxi) Hospital Management Ltd.[4]	China	Foreign hospital operation	70.00	70.00
SK hynix system ic (Wuxi) Co., Ltd.[5]	China	Overseas Semiconductor manufacturing and sales	100.00	100.00
SK hynix cleaning (Wuxi) Ltd.[4]	China	Building maintenance	100.00	100.00
SUZHOU HAPPYNARAE Co., Ltd.[6]	China	Overseas industrial material supply	100.00	100.00
CHONGQING HAPPYNARAE Co., Ltd.[7]	China	Overseas industrial material supply	100.00	100.00

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

1.    Reporting Entity,  continued

			Ownership (%)
Company	Location	Business	2020	2019
SkyHigh Memory Limited[5]	Hong Kong	Overseas manufacturing and sales of semiconductor	60.00	60.00
SK hynix (Wuxi) Education Technology Co., Ltd.[4]	China	Education	100.00	100.00
Gauss Labs Inc.[8]	U.S.A	Telecommunication of information	100.00	—
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

[1]	Subsidiary of SK hynix Asia Pte. Ltd.

[2]	Subsidiary of SK APTECH Ltd.

[3]	Subsidiary of SK hynix Semiconductor (China) Ltd.

[4]	Subsidiary of SK hynix (Wuxi) Investment Ltd.

[5]	Subsidiary of SK hynix system ic Inc.

[6]	Subsidiary of HAPPYNARAE Co., Ltd.

[7]	Subsidiary of SUZHOU HAPPYNARAE Co., Ltd.

[8]	Gauss Labs Inc. has been established during the year ended December 31, 2020.

(3) Changes in the consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Newly included	Gauss Labs Inc.	Newly established

(4) Major subsidiaries’ summarized separate statements of financial position as of December 31, 2020 and 2019 are as follows:

	2020				2019
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix system ic Inc.	￦	998,154	368,517	629,636	684,261	150,527	533,734
SK hynix America Inc.		2,722,417	2,330,715	391,702	1,801,366	1,436,975	364,391
SK hynix Asia Pte. Ltd.		284,115	197,442	86,673	387,860	298,657	89,203
SK hynix Semiconductor Hong Kong Ltd.		282,273	134,019	148,254	195,262	44,405	150,857
SK hynix U.K. Ltd.		303,729	283,833	19,896	217,160	197,293	19,867
SK hynix Semiconductor Taiwan Inc.		273,651	247,895	25,756	247,671	219,056	28,615
SK hynix Japan Inc.		348,336	278,622	69,714	305,770	235,243	70,527
SK hynix (Wuxi) Semiconductor Sales Ltd.		1,250,087	1,024,006	226,081	1,646,998	1,510,156	136,842
SK hynix Semiconductor (China) Ltd.		11,862,866	6,685,079	5,177,787	9,605,890	4,937,517	4,668,373
SK hynix Semiconductor (Chongqing) Ltd.		920,531	317,216	603,315	837,339	309,283	528,056
HAPPYNARAE Co., Ltd.		171,026	116,728	54,298	182,747	132,925	49,822

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

1.    Reporting Entity,  continued

(5) Major subsidiaries’ summarized separate statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix system ic Inc.	￦	702,979	97,317	95,903
SK hynix America Inc.		12,761,911	53,448	53,448
SK hynix Asia Pte. Ltd.		1,858,091	3,055	3,055
SK hynix Semiconductor Hong Kong Ltd.		1,746,160	6,320	6,320
SK hynix U.K. Ltd.		994,299	1,331	1,331
SK hynix Semiconductor Taiwan Inc.		1,917,103	4,657	4,657
SK hynix Japan Inc.		551,890	(181)	(212)
SK hynix (Wuxi) Semiconductor Sales Ltd.		10,423,701	90,303	90,303
SK hynix Semiconductor (China) Ltd.		3,936,769	484,677	484,677
SK hynix Semiconductor (Chongqing) Ltd.		699,558	73,048	73,048
HAPPYNARAE Co., Ltd.		981,466	4,314	4,475

	2019
	Revenue		Profit	Total comprehensive income
	(In millions of won)
SK hynix system ic Inc.	￦	661,511	76,195	76,400
SK hynix America Inc.		8,353,658	47,947	47,947
SK hynix Asia Pte. Ltd.		1,662,315	1,965	1,965
SK hynix Semiconductor Hong Kong Ltd.		1,579,680	2,493	2,493
SK hynix U.K. Ltd.		907,945	1,057	1,057
SK hynix Semiconductor Taiwan Inc.		1,455,320	8,127	8,127
SK hynix Japan Inc.		672,393	701	700
SK hynix (Wuxi) Semiconductor Sales Ltd.		10,882,152	94,768	94,768
SK hynix Semiconductor (China) Ltd.		3,177,415	18,551	18,551
SK hynix Semiconductor (Chongqing) Ltd.		477,849	39,102	39,102
HAPPYNARAE Co., Ltd.		1,107,524	8,473	8,162

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

1.    Reporting Entity,  continued

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

(6) There are no significant non-controlling interests to the Group as of December 31, 2020, 2019 and 2018.

2.     Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized by the board of directors on January 28, 2021 for statutory shareholder approval purpose, and re-authorized for issuance by Parent Company’s management on April 29, 2021.

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

December 31, 2020, 2019 and 2018

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

(b)    Assumptions and estimation uncertainties

Preparation of consolidated financial statements requires assumptions and estimates of the future, and the management requires judgement to apply the Group’s accounting policies. The estimates and assumptions are continuously assessed, considering historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next future financial year are addressed below.

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.

Assumptions and estimates applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently be determined.

The following are estimates and assumptions about management decisions and significant risks that may affect the adjustment of the carrying amount of assets and liabilities in the following financial years: Additional information on significant judgements and estimates for some items is included in the separate footnotes.

(i)	Fair value of financial instruments

In principle, the fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group is making judgments on the selection and assumptions of various evaluation techniques based on important market conditions as of the end of the reporting period (see note 6).

(ii)	Corporate income tax

There is uncertainty in determining the final tax effect as corporate tax on the Group’s taxable income is calculated by applying various national tax laws and tax authorities’ decisions. The Group recognized the corporate tax effect, which is expected to be borne in the future as a result of business activities until the end of the reporting period, as current tax and deferred tax after the best estimation process. However, the actual future final corporate tax burden may not be consistent with the assets and liabilities recognized, and this difference may affect current and deferred tax assets and liabilities when the final tax effect is confirmed.

The Group will pay additional corporate taxes calculated by the method prescribed by the tax law when a certain amount of taxable income is not used for investment, salary increase, etc. for a certain period of time. Therefore, when measuring current and deferred taxes during the period, the tax effects should be reflected, and the corporate tax to be borne by the Group depends on the level of investment and salary growth in each year, so there is uncertainty in calculating the final tax effect.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

2.     Basis of Preparation,  continued

In accordance with IAS 12, the Group reviews uncertainty in its tax treatment and reflects the impact of uncertainty in its financial statements if the tax authorities conclude that uncertainty is unlikely to be accepted, using a method that expects better prediction of uncertainty:

•	Most likely: the single most likely amount within the range of possible outcomes

•	Expected value: the sum of all amounts in the range of possible outcomes multiplied by each probability

(iii)	Provisions

The Group calculates provisions related to litigation costs as of the end of the reporting period, which are determined by estimates based on past experience (see note 20).

(iv)	Net defined benefit liabilities

The present value of the net defined benefit liability is affected by various factors determined by the actuarial method, especially changes in the discount rate (see note 21).

(v)	Inventories

Estimating the net realizable value of inventories is based on the most reliable evidence available as of the estimated date for the amount feasible from inventories. In addition, if the Group confirms the circumstances in which an event exists at the end of the reporting period, it shall estimate the change in price or cost directly related to the event.

(vi)	Revenue recognition

A refund liability and a right to the returned goods are recognized for the products expected to be returned once they are sold. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method), and the Group’s revenue is affected by changes in expected return rate.

Sales of goods are recognized based on considerations specified in the contract, net of sales incentives, when control of the products has transferred. The sales deduction, which affects the Company’s revenue, is reasonably estimated based on historical experience and past contracts.

(vii)	Development cost

The recoverable amounts of development cost have been determined based on value-in-use calculations, and those calculations are based on estimates.

(vii)	Depreciation of property, plant, and equipment and Intangible assets

The depreciation method, residual values and useful lives of property, plant and equipment and Intangible assets are reviewed, and adjusted if appropriate, at the end of each reporting period. If the resulting estimates differ from previous estimates, the difference is accounted for as a change in accounting estimates in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

(ix)	Goodwill

The recoverable amount of cash-generating units to review goodwill for impairment is determined on the basis of their net fair value.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

2.     Basis of Preparation,  continued

(x)	Lease

In determining the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For warehouses, retail stores, and equipment leases, the most relevant factors are generally as follows:

•	If a significant penalty is to be paid to terminate (not to extend), it is generally quite certain that the Group exercises the option to extend (not to extend).

•	It is generally fairly certain that the Group exercises the option to extend (not exercise the option to terminate) if the lease is expected to have significant residual value.

•	In other cases than the above, the Group will consider other factors, including the lease duration and costs, and the discontinuation required to replace the leased asset.

Most extension options in office and vehicle transport leases are not included in lease liabilities because the Group can replace the asset without significant cost or business interruption.

Reevaluate the lease term if the option is actually exercised (or not exercised) or the Group is liable to exercise (not exercised) the option. Only when significant events occur or there are significant changes in the circumstances that affect the lessee’s control of the lease term, the consolidator changes its judgment to ensure that the option to extend (or will not be exercised) is significant.

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

December 31, 2020, 2019 and 2018

2.     Basis of Preparation,  continued

Information about assumptions used for fair value measurements is included in note 6 financial risk management.

3.    Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. Except for the new accounting standards that are effective for annual periods beginning on or after January 1, 2020, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from all default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

(b)    Measurement of expected credit loss

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial instrument.

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	10 -50
Structures	10 -20
Machinery	5 - 15
Vehicles	5 - 10
Others	5 - 10

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Other intangible assets[1]	4 - 20

[1]	Other intangible assets include royalty payments with useful lives of 4 to 20 years.

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

(a)    As a lessee

The Group recognizes for a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, the initial amount of the lease liability, adjusted for any lease

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

(b)    As a lessor

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

December 31, 2020, 2019 and 2018

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

(22)     Revenue from contracts with customers

The Group’s accounting policies relating to revenue from contracts with customers are described in note 27.

(23)     Finance income and finance expenses

The Group’s finance income and finance expenses include:

•	Interest income;

•	Interest expense;

•	Dividend income;

•	The net gain or loss on financial assets at fair value through profit or loss;

•	Gain or loss on foreign exchange (currency) translation for financial asset and liabilities;

•	Impairment losses and reversals on investment in debt securities carried at amortized cost method; and

•	The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

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

(26)     Changes in accounting policies

The Group has initially adopted IFRS 16 ‘Leases’ from January 1, 2019. The Group recognized the cumulative effect of the initial application of IFRS 16 in right-of-use assets and lease liabilities as of January 1, 2019 (the date of initial application). Accordingly, the comparative information presented for 2018 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

From January 1, 2020, the Group has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by IFRS Interpretations Committee on December 16, 2019. The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group has considered a termination penalty in determining the period for which the contract is enforceable.

The Group has adopted the above decisions made by IFRS Interpretations Committee as a change in accounting policies, and the main effects of such changes for the relevant periods are as follows:

•	Back-end Process Service Contracts and Machinery Rental Contracts

For the determination of lease terms of certain back-end process service contracts and machinery rental contracts, the Group identified the contract period as the enforceable lease period during the initial adoption of IFRS 16 in 2019 since the leaseholder’s consent was required to extend such contracts. However, upon adoption of aforementioned accounting policy, considering the economic loss the Group would incur if the contract was not extended, more extended period was identified as lease period. Due to this change of accounting policies, the lease period has been extended and related lease liabilities and right-of-use assets have increased.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

The adoption of change in accounting policy based on the guidance issued by IFRS Interpretation Committee has been retrospectively applied as of January 1, 2019 for prior and current periods and the impacts are as follows:

	January 1, 2019
	As reported		Adoption		Adjusted
	(In millions of won)
Current assets	￦	19,894,146	￦	—	￦	19,894,146
Non-current assets		44,878,908		435,423		45,314,331
Right-of-use assets, net		1,193,370		435,423		1,628,793
Total Assets		64,773,054		435,423		65,208,477

Current liabilities		13,257,271		100,315		13,357,586
Lease liabilities		244,644		100,315		344,959
Non-current liabilities		4,663,452		335,108		4,998,560
Lease liabilities		946,935		335,108		1,282,043

Total Liabilities		17,920,723		435,423		18,356,146

Total Equity	￦	46,852,331	￦	—	￦	46,852,331

	December 31, 2019
	As reported		Adoption		Adjusted
	(In millions of won)
Current assets	￦	14,457,602	￦	—	￦	14,457,602
Non-current assets		50,331,892		458,856		50,790,748
Right-of-use assets, net		1,250,576		456,082		1,706,658
Deferred tax assets		670,866		2,774		673,640

Total Assets		64,789,494		458,856		65,248,350

Current liabilities		7,874,033		87,933		7,961,966
Lease liabilities		205,238		87,933		293,171
Non-current liabilities		8,972,266		378,236		9,350,502
Lease liabilities		995,592		378,236		1,373,828

Total Liabilities		16,846,299		466,169		17,312,468

Total Equity	￦	47,943,195	￦	(7,313)	￦	47,935,882

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

	December 31, 2020
	Amount based on previous policy		Adjustment		Reported amount
	(In millions of won)
Current assets	￦	16,570,953	￦	—	￦	16,570,953
Non-current assets		54,209,482		393,418		54,602,900
Right-of-use assets, net		1,314,227		393,418		1,707,645
Total Assets		70,780,435		393,418		71,173,853

Current liabilities		8,953,989		118,371		9,072,360
Lease liabilities		229,093		118,371		347,464
Non-current liabilities		9,925,184		267,212		10,192,396
Deferred tax liabilities		263,668		2,972		266,640
Lease liabilities		1,032,012		264,240		1,296,252

Total Liabilities		18,879,173		385,583		19,264,756

Total Equity	￦	51,901,262	￦	7,835	￦	51,909,097

	Year ended December 31, 2019
	As reported		Adoption		Adjusted
	(In millions of won)
Revenue	￦	26,990,733	￦	—	￦	26,990,733
Cost of sales		18,825,275		(6,461)		18,818,814
Gross profit		8,165,458		6,461		8,171,919
Selling and administrative expenses		5,452,740		—		5,452,740
Operating profit		2,712,718		6,461		2,719,179
Finance income		1,247,640		—		1,247,640
Finance expenses		1,514,869		16,548		1,531,417
Share of profit of equity-accounted investees		22,633		—		22,633
Other income		88,179		—		88,179
Other expenses		113,575		—		113,575
Profit before income tax		2,442,726		(10,087)		2,432,639
Income tax expense		426,335		(2,774)		423,561
Profit for the year		2,016,391		(7,313)		2,009,078
Other comprehensive income (loss)		94,023		—		94,023
Basic earnings per share (in won)		2,943		(10)		2,933
Diluted earnings per share (in won)		2,943		(11)		2,932

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

	Year ended December 31, 2020
	Amount based on previous policy		Adjustment		Reported amount
	(In millions of won)
Revenue	￦	31,900,418	￦	—	￦	31,900,418
Cost of sales		21,098,992		(9,203)		21,089,789
Gross profit		10,801,426		9,203		10,810,629
Selling and administrative expenses		5,798,005		—		5,798,005
Operating profit		5,003,421		9,203		5,012,624
Finance income		3,327,905		—		3,327,905
Finance expenses		1,992,102		(11,691)		1,980,411
Share of profit of equity-accounted investees		(36,279)		—		(36,279)
Other income		84,773		—		84,773
Other expenses		171,575		—		171,575
Profit before income tax		6,216,143		20,894		6,237,037
Income tax expense		1,475,151		2,972		1,478,123
Profit for the year		4,740,992		17,922		4,758,914
Other comprehensive income (loss)		(107,378)		—		(107,378)
Basic earnings per share (in won)		6,926		26		6,952
Diluted earnings per share (in won)		6,924		26		6,950

	Year ended December 31, 2019
	As reported		Adoption		Adjusted
	(In millions of won)
Cash flows from operating activities	￦	6,483,188	￦	66,548	￦	6,549,736
Cash flows from investing activities		(10,450,936)		—		(10,450,936)
Cash flows from financing activities		3,903,216		(66,548)		3,836,668

(27)    New and amended standards adopted by the Group

The following new standards and amendments to standards are effective for accounting periods beginning on or after January 1, 2020 and earlier application is permitted. The impacts on the consolidated financial statements in adopting the following new standards are not expected to be significant.

(a)    Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ — Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the consolidated financial statements.

(b)    Amendments to IFRS 3 ‘Business Combination’ — Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the consolidated financial statements.

(c)    Amendments to IFRS 1109 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosure’ — Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the consolidated financial statements.

(28)     New and amended standards not yet adopted by the Group

The following new accounting standards and interpretations that have been published that are not mandatory for December 31, 2020 reporting period and have not been early adopted by the Group.

(a) Amendments to IFRS 16 ‘Lease’ — Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(b)    Amendments to IFRS 9 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 7 ‘Financial Instruments: Disclosure’, IFRS 4 ‘Insurance Contracts’ and IFRS 16 ‘Lease’ — Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(c)    Amendments to IFRS 3 ‘Business Combination’ — Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and IFRSC 2121 ‘Levies’. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

3.    Significant Accounting Policies,  continued

(d)    Amendments to IAS 16 ‘Property, plant and equipment’ — Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is evaluating the impact of these amendments on the consolidated financial statements.

(e)    Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ — Onerous Contracts : Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

(f)    Annual Improvements to ‘Framework 2018-2020’

Annual improvements of ‘Framework 2018-2020’ cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	IFRS 1 ‘First time Adoption of International Financial Reporting Standards’ — Subsidiaries that are first-time adopters

•	IFRS 9 ‘Financial Instruments’ — Fees related to the 10% test for derecognition of financial liabilities

•	IFRS 6 ‘Leases’ — Lease incentives

•	IAS 41’Agriculture’ — Measuring fair value

(g)    Amendments to IAS 1001 ‘Presentation of Financial Statements’—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of these amendments on the consolidated financial statements.

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

December 31, 2020, 2019 and 2018

4.    Geographic and Customer Information,  continued

(1) The Group’s non-current assets (excluding financial assets, loans and other receivables, equity-accounted investees and deferred tax assets) information by region based on the locations of subsidiaries as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Korea	￦	35,954,666	35,565,747
China		10,302,196	8,814,465
Asia (other than China)		20,397	21,497
U.S.A.		373,767	395,772
Europe		13,868	14,293

	￦	46,664,894	44,811,774

(2) Revenue from customer A, B and C each constitutes more than 10% of the Group’s consolidated revenue for the year ended December 31, 2020 and amounts to ￦3,655,937 million (2019: ￦4,947,483 million and 2018: ￦5,265,807 million), and ￦3,510,469 million(2019: ￦3,051,211 million and 2018: ￦5,407,782 million) and ￦3,190,135 million, respectively.

5.    Categories of Financial Instruments

(1) Categories of financial assets as of December 31, 2020 and 2019 are as follows:

	2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss	Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	2,975,989	2,975,989
Short-term financial instruments		227,500	—	209,208	436,708
Short-term investment assets		1,535,518	—	—	1,535,518
Trade receivables[1]		—	512,458	4,418,864	4,931,322
Loans and other receivables		—	—	144,783	144,783
Other financial assets		—	—	383	383
Long-term investment assets		6,139,627	—	—	6,139,627

	￦	7,902,645	512,458	7,749,227	16,164,330

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

5.    Categories of Financial Instruments,  continued

	2019
	Financial assets at fair value through profit or loss		Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	2,306,070	2,306,070
Short-term financial instruments		—	298,350	298,350
Short-term investment assets		1,390,293	—	1,390,293
Trade receivables		—	4,306,449	4,306,449
Loans and other receivables		—	132,587	132,587
Other financial assets		—	931	931
Long-term investment assets		4,381,812	—	4,381,812

	￦	5,772,105	7,044,387	12,816,492

(2) Categories of financial liabilities as of December 31, 2020 and 2019 are as follows:

	2020
	Financial liabilities measured at amortized cost		Other financial liabilities	Total
	(In millions of won)
Trade payables	￦	1,046,159	—	1,046,159
Other payables		2,621,305	—	2,621,305
Other non-trade payables		1,397,116	—	1,397,116
Borrowings		11,251,648	—	11,251,648
Lease liabilities		1,643,716	—	1,643,716
Other financial liabilities		3,958	84,707	88,665

	￦	17,963,902	84,707	18,048,609

	2019
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
	(In millions of won)
Trade payables	￦	—	1,042,542	1,042,542
Other payables		13,006	2,354,667	2,367,673
Other non-trade payables		—	1,276,161	1,276,161
Borrowings		—	10,523,506	10,523,506
Lease liabilities		—	1,666,999	1,666,999
Other financial liabilities		15,532	—	15,532

	￦	28,538	16,863,875	16,892,413

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

5.    Categories of Financial Instruments,  continued

(3) Details of gain and loss on financial assets and liabilities by category for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019
	(In millions of won)
Financial assets at amortized cost
Interest income	￦	27,872	30,062
Foreign exchange differences		(959,065)	229,649
Impairment		(555)	—
Reversal of impairment		5	85

		(931,743)	259,796
Financial assets at fair value through profit or loss
Dividend income		1,325	429
Gain on disposal		27,510	59,217
Gain (loss) on valuation		1,736,345	(227,423)
Foreign exchange differences		(40,222)	209,563

		1,724,958	41,786
Financial liabilities measured at amortized cost
Interest expenses		(253,468)	(245,440)
Foreign exchange differences		809,001	(339,834)

		555,533	(585,274)

	￦	1,348,748	(283,692)

2018
(In millions of won)
Financial assets at amortized cost
Interest income	￦ 62,478
Foreign exchange differences	573,349
Reversal of impairment	44

635,871
Financial assets at fair value through profit or loss
Dividend income	2,136
Gain on disposal	41,853
Gain on valuation	197,919
Foreign exchange differences	122,375

364,283
Financial liabilities measured at amortized cost
Interest expenses	(94,635)
Foreign exchange differences	(355,654)

(450,289)

549,865

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

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

Monetary foreign currency assets and liabilities as of December 31, 2020 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	10,370	￦	11,283,027	10,913	￦	11,873,394
JPY	385		4,062	140,716		1,483,515
CNY	1,779		297,021	27		4,525
EUR	10		12,791	34		45,167

Also, as described in note 23, the Group entered into a fixed-to-fixed cross currency swap and a floating-to-fixed cross currency interest rate swap to hedge foreign currency rate risk relating to bonds and borrowings denominated in foreign currencies.

As of December 31, 2020, effects on profit before income tax as a result of strengthening or weakening of the foreign currencies by 10% are as follows:

	If strengthening by 10%		If weakening by 10%
	(In millions of won)
USD	￦	49,200	(49,200)
JPY		(147,945)	147,945
CNY		29,250	(29,250)
EUR		(3,238)	3,238

(ii)    Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate because of changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

The Group is managing cash flow interest rate risk using floating-to-fixed cross currency interest rate swaps. These interest rate swaps have an economic effect of converting floating interest borrowings into fixed interest borrowings. Generally, the Group borrows at a floating interest rate and then swaps at a fixed rate. Under the swap agreement, the Group will settle the difference between fixed interest costs and the floating interest costs calculated according to the principal agreed upon for each counterparty and specific period (mainly quarterly).

The Group is partially exposed to the risk of changing net interest costs due to changes in interest rates as of December 31, 2020. The Group has signed a currency interest rate swap contract on floating interest rate borrowings of ￦544,000 million and interest rate swap contract on floating interest rate borrowings of ￦108,800 million. Therefore, the changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the year ended December 31, 2020.

As of December 31, 2020, if interest rates on borrowings had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ￦50,270 million (2019 : ￦55,093 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and interest income on floating rate financial assets.

(iii)    Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of December 31, 2020.

Equity investments that the Group owns are all unlisted equities and the effect of the equity investments on the Group’s profit for the year and other comprehensive income are explained in note 12.

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

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of December 31, 2020 is the carrying amount of trade and other receivables.

(ii)     Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of December 31, 2020 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings, and accordingly management does not expect any significant losses from non-performance by these counterparties.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

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

Contractual maturities of financial liabilities as of December 31, 2020 and 2019 are as follows:

	2020
	Less than 1 year		1 – 2 years	2 – 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	3,309,009	2,317,331	5,136,314	1,121,480	11,884,134
Lease liabilities		352,201	250,840	391,356	848,315	1,842,712
Trade payables		1,046,159	—	—	—	1,046,159
Other payables		2,348,909	56,902	160,488	78,336	2,644,635
Other non-trade payables		1,346,254	17,896	12,028	—	1,376,178
Derivative Liabilities		(3,538)	(3,839)	77,573	13,460	83,656
Other financial liabilities		117,106	—	—	—	117,106
Financial guarantee contract		87,040	—	—	—	87,040

	￦	8,603,140	2,639,130	5,777,759	2,061,591	19,081,620

[1]	The cash flow includes payment of interest under terms and conditions of borrowing.

	2019
	Less than 1 year		1 – 2 years	2 – 5 years	More than 5 years	Total
	(In millions of won)
Borrowings[1]	￦	2,988,176	2,974,910	4,535,800	794,687	11,293,573
Lease liabilities		296,419	294,633	443,049	849,095	1,883,196
Trade payables		1,042,542	—	—	—	1,042,542
Other payables		2,367,673	—	—	—	2,367,673
Other non-trade payables		1,257,895	15,611	2,655	—	1,276,161
Other financial liabilities		(15,826)	(13,862)	(16,732)	5,522	(40,898)
Financial guarantee contract		69,468	—	—	—	69,468

	￦	8,006,347	3,271,292	4,964,772	1,649,304	17,891,715

[1]	The cash flow includes payment of interest under terms and conditions of borrowing contracts.

The table above analyzes the Group’s financial liabilities into relevant maturity groups based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include estimated interest payments.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

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

The debt-to-equity ratio and net borrowing ratio as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Total liabilities (A)	￦	19,264,756	17,312,468
Total equity (B)		51,909,097	47,935,882
Cash and cash equivalents; short-term financial instruments; and short-term investment asset (C)		4,948,215	3,994,713
Total borrowings (D)		11,251,648	10,523,506
Debt-to-equity ratio (A/B)		37.11%	36.12%
Net borrowing ratio (D-C)/B		12.14%	13.62%

(3)     Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2020 and 2019:

			2020
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	227,500	—	—	227,500	227,500
Short-term investment asset		1,535,518	—	1,535,518	—	1,535,518
Trade receivables[1]		512,458	—	512,458	—	512,458
Long-term investment asset		6,139,627	—	—	6,139,627	6,139,627

		8,415,103	—	2,047,976	6,367,127	8,415,103

Financial assets not measured at fair value
Cash and cash equivalents[2]		2,975,989	—	—	—	—
Short-term financial instruments[2]		209,208	—	—	—	—
Trade receivables[2]		4,418,864	—	—	—	—
Loans and other receivables[2]		144,783	—	—	—	—
Other financial assets[2]		383	—	—	—	—

		7,749,227	—	—	—	—

Total financial asset		16,164,330	—	2,047,976	6,367,127	8,415,103

Financial liabilities measured at fair value
Other financial liabilities		84,707	—	84,707	—	84,707
Financial liabilities not measured at fair value
Trade payables[2]		1,046,159	—	—	—	—
Other payables[2]		2,621,305	—	—	—	—
Other non-trade payables[2]		1,397,116	—	—	—	—
Borrowings		11,251,648	—	11,372,509	—	11,372,509
Lease liabilities[2]		1,643,716	—	—	—	—
Other financial liabilities[2]		3,958	—	—	—	—

		17,963,902	—	11,372,509	—	11,372,509

Total financial liabilities	￦	18,048,609	—	11,457,216	—	11,457,216

[1]

The Group transferred some of the trade receivables and majority of the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not include fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of December 31, 2020 and 2019, Continued:

			2019
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term investment asset	￦	1,390,293	—	1,390,293	—	1,390,293
Long-term investment asset		4,381,812	—	—	4,381,812	4,381,812

		5,772,105	—	1,390,293	4,381,812	5,772,105

Financial assets not measured at fair value
Cash and cash equivalents[1]		2,306,070	—	—	—	—
Short-term financial instruments[1]		298,350	—	—	—	—
Trade receivables[1]		4,306,449	—	—	—	—
Loans and other receivables[1]		132,587	—	—	—	—
Other financial assets[1]		931	—	—	—	—

		7,044,387	—	—	—	—

Total financial asset		12,816,492	—	1,390,293	4,381,812	5,772,105

Financial liabilities measured at fair value
Other financial liabilities		15,532	—	15,532	—	15,532
Other payables		13,006	—	—	13,006	13,006

		28,538	—	15,532	13,006	28,538

Financial liabilities not measured at fair value
Trade payables[1]		1,042,542	—	—	—	—
Other payables[1]		2,354,667	—	—	—	—
Other non-trade payables[1]		1,276,161	—	—	—	—
Borrowings		10,523,506	—	10,585,029	—	10,585,029
Lease liabilities[1]		1,666,999	—	—	—	—

		16,863,875	—	10,585,029	—	10,585,029

Total financial liabilities	￦	16,892,413	—	10,600,561	13,006	10,613,567

[1]	The Group did not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

(b)     Valuation Techniques

The valuation techniques of recurring and non-recurring fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

	Fair value		Level	Valuation Techniques
	(In millions of won)
Financial assets at fair value through profit or loss:
Short-term investment assets	￦	1,535,518	2	Present value technique
Long-term investment assets		6,139,627	3	Present value technique and others
Short-term financial instruments		227,500	3	Present value technique
Financial assets at fair value through other comprehensive income
Trade receivables	￦	512,458	2	Present value technique
Financial liabilities at fair value through other comprehensive income
Other financial liabilities	￦	84,707	2	Present value technique

Long-term investments measured at Level 3 in the fair value hierarchy include investments in special purpose companies of BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”) amounting to ￦3,595,494 million and BCPE Pangea Cayman2 Limited (“SPC2”) amounting to ￦2,351,225 million in connection with the Group’s investments in acquisition of KIOXIA Holdings Corporation (“KIOXIA”, formerly Toshiba Memory Corporation) (see note 12). The fair value of the long-term investments is measured based on the equity value of the underlying asset, KIOXIA estimated utilizing present value discount model.

The fair value of equity investment in SPC1 is measured using an option pricing model allocating the estimated fair value of KIOXIA equity between investors based on distribution priority pursuant to the underlying investment arrangement together with consideration of expected KIOXIA initial public offering and SPC1 liquidation.

The fair value of debt investment in SPC2 convertible bonds is measured based on the estimated KIOXIA’s equity value and SPC2’s equity ownership in KIOXIA (15.0%).

The valuation techniques used to measure equity investments in SPC1 and SPC2 convertible bonds have changed in the current year in response to a change in estimate of the likelihood of KIOXIA’s initial public offering.

The valuation techniques and key inputs used in valuation of the equity investment in SPC1 and investment in SPC2 convertible bonds are as follows:

	Fair value	Valuation Techniques	Level 3 inputs	Input Range
	(In millions of won)
Equity investment in SPC1	￦ 3,595,494	Present value technique and option-pricing method	Terminal growth rate	0%
			Discount rate (Weighted-average capital cost)	7.8%
			Expected timing of liquidation of the SPC (years)	2.92
			Volatility	42.0%
SPC2 convertible bonds			Risk free rate	-0.13%
		Present value technique	Terminal growth rate	0%
	2,351,225		Discount rate (Weighted-average capital cost)	7.8%

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

6.    Financial Risk Management,  continued

Other significant unobservable inputs used in the present value discount model also include estimated future revenue and operating profit of KIOXIA. In these level 3 significant unobservable inputs, the higher in terminal growth rate, future revenue, and operating profit or the lower in weighted-average capital cost will result the higher fair value of the equity investment in SPC1, while any change in volatility and risk free rate may have either positive or negative impact on the fair value of the investment in SPC1. In addition, the higher in terminal growth rate and the lower in weighted-average capital cost will result in the higher fair value of the investment in SPC2 convertible bonds.

Any positive or negative changes in the above inputs will have a significant and direct impact on the fair value of investments in SPC1 and SPC2, respectively. They are significant, but unobservable. Accordingly, the investments are classified as fair value hierarchy Level 3 and the above inputs may have a significant impact on the value of investments in SPC1 and SPC2.

The sensitivity analysis results for the effect of changes in each long-term investment input classified as Level 3 under sensitivity analysis on fair value are as follows:

	Positive fluctuation		Negative fluctuation
	(In millions of won)
Equity investment in SPC1[1]	￦	906,367	￦	(738,474)
SPC2 convertible bonds[1]		590,076		(456,627)

[1]	The changes in fair value are calculated by increasing or decreasing the terminal growth rate and weighted-average capital costs, which are major unobservable inputs by 0.5%.

(c) There was no transfer between fair value hierarchy levels during the year ended December 31, 2020 and the changes in financial assets and financial liabilities classified as Level 3 fair value measurements during the year ended December 31, 2020 are as follows:

	Beginning Balance		Acquisition	Disposals	Payments	Gain on Valuation	Foreign Exchange Difference	Transfer[1]	Ending Balance
	(In millions of won)
Financial assets:
Short-term Financial instruments	￦	—	—	—	—	—	—	227,500	227,500
Long-term investment assets		4,381,812	95,332	(706)	—	1,733,783	(44,214)	(26,380)	6,139,627
Other payables		13,006	—	—	14,605	—	(27,611)	—	—

[1]	Certain long-term investment assets were transferred to associates and joint ventures.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

7.    Restricted Financial Instruments

Details of restricted financial instruments as of December 31, 2020 and 2019 are as follows:

	2020		2019	Description
	(In millions of won)
Short-term financial instruments	￦	227,500	227,500	Restricted for supporting small businesses
		8,434	6,381	Pledged for consumption tax
		84,419	—	Guarantee deposits for repayments of borrowings

		320,353	233,881

Other financial assets		11	11	Bank overdraft guarantee deposit
		305	269	Others

		316	280

	￦	320,669	234,161

8.    Trade Receivables and Loans and Other Receivables

(1) Details of trade receivables as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Current
Trade receivables	￦	4,873,602	4,175,470
Trade receivables to be collected from related parties		57,720	86,204

		4,931,322	4,261,674

Non-current
Trade receivables		—	44,775

	￦	4,931,322	4,306,449

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

8.    Trade Receivables and Loans and Other Receivables,  continued

(2) Details of loans and other receivables as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Current
Other receivables	￦	13,603	11,104
Accrued income		2,570	2,043
Short-term loans		5,045	6,816
Short-term guarantee and other deposits		47,976	3,545

		69,194	23,508

Non-current
Long-term other receivables		2,977	2
Long-term loans		37,838	35,299
Guarantee deposits		34,558	73,550
Others		216	228

		75,589	109,079

	￦	144,783	132,587

(3) Trade receivables and loans and other receivables, net of provision for impairment, as of December 31, 2020 and 2019 are as follows:

	2020
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	4,931,366	(44)	4,931,322
Current loans and other receivables		70,472	(1,278)	69,194
Non-current loans and other receivables		76,743	(1,154)	75,589

	￦	5,078,581	(2,476)	5,076,105

	2019
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	4,306,458	(9)	4,306,449
Current loans and other receivables		24,788	(1,280)	23,508
Non-current loans and other receivables		110,241	(1,162)	109,079

	￦	4,441,487	(2,451)	4,439,036

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

8.    Trade Receivables and Loans and Other Receivables,  continued

(4) Details of provision for impairment

Changes in the provision for impairment of trade receivables for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	9	48
Bad debt expense		555	—
Reversal		—	(40)
Write-off		(517)	—
Foreign exchange difference		(3)	1

Ending balance	￦	44	9

Changes in the provision for impairment of current loans and other receivables for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	1,280	1,323
Reversal		(2)	(45)
Foreign exchange difference		—	2

Ending balance	￦	1,278	1,280

Changes in the provision for impairment of non-current loans and other receivables for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	1,162	1,117
Reversal		(3)	—
Write-off		64	—
Foreign exchange difference		(69)	45

Ending balance	￦	1,154	1,162

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

8.    Trade Receivables and Loans and Other Receivables,  continued

(5) The aging analysis of trade receivables and loans and other receivables as of December 31, 2020 and 2019 are as follows:

	2020
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	4,931,328	—	—	—	38	4,931,366
Current loans and other receivables		69,194	—	—	—	1,278	70,472
Non-current loans and other receivables		75,589	—	—	—	1,154	76,743

	￦	5,076,111	—	—	—	2,470	5,078,581

	2019
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	4,306,453	—	—	—	5	4,306,458
Current loans and other receivables		23,508	—	—	—	1,280	24,788
Non-current loans and other receivables		109,079	—	—	—	1,162	110,241

	￦	4,439,040	—	—	—	2,447	4,441,487

9.    Inventories

(1) Details of inventories as of December 31, 2020 and 2019 are as follows:

	2020	2019
	(In millions of won)
Merchandise	￦ 2,173	2,822
Finished goods	1,078,967	1,058,434
Work-in-process	3,584,955	2,988,762
Raw materials	724,482	625,779
Supplies	588,009	521,068
Goods in transit	157,732	98,970

	￦6,136,318	5,295,835

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

9.    Inventories,  continued

(2) The amount of the inventories recognized as cost of sales is as follows:

	2020		2019	2018
	(In millions of won)
Inventories recognized as cost of sales	￦	21,313,696	18,547,022	15,178,673

(3) The changes in inventory valuation allowance during the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	647,498	377,992
Charged to cost of sales		79,560	273,820
Utilization upon sales		(306,072)	(4,314)

Ending balance	￦	420,986	647,498

There were no significant reversals of inventory write-downs recognized during 2020 and 2019.

10.    Other Current and Non-current Assets

Details of other current and non-current assets as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Current
Advance payments	￦	51,047	64,429
Prepaid expenses		145,298	218,365
Value added tax refundable		235,602	343,434
Contract assets		53,605	55,715
Others		120	94

		485,672	682,037

Non-current
Long-term advance payments		36,985	44,746
Long-term prepaid expenses		14,961	535,717
Others		3,083	—

	55,029		580,463

	￦	540,701	1,262,500

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

11.    Investments in Associates and Joint Ventures

(1) Details of investments in associates and joint ventures as of December 31, 2020 and 2019 are follows:

Type	Investee	Location	Business
Associate	Stratio, Inc.	U.S.A	Development and manufacture of semiconductor parts
	SK China Company Limited	China	Consulting and investment
	Gemini Partners Pte. Ltd.	Singapore	Consulting
	TCL Fund	China	Investment
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment
	Hushan Xinju (Chengdu) Venture Investment Center(Smartsource)	China	Venture Capital
	Prume Social Farm, Co., Ltd.	Korea	Growing crops
	Wuxi xinfa IC industry park., Ltd.	China	Developing Science-Technological Park
	Magnus Private Investment Co.,Ltd	Korea	Investment
	L&S (No.10) Early Stage III Investment Association	Korea	Investment
	SiFive Inc.	U.S.A	Design and manufacture of semiconductor
	YD-SK-KDB Social Value	Korea	Investment
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	China	Manufacture of semiconductor parts
	Hystars Semiconductor (Wuxi) Co., Ltd.	China	Foundry factory construction
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor	Korea	Investment
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor	Korea	Investment

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

11.    Investments in Associates and Joint Ventures,  continued

		2020				2019
Type	Investee	Ownership (%)	Net asset value		Carrying amount	Ownership (%)	Carrying amount
		(In millions of won)
Associate	Stratio, Inc.[1]	9.12	￦	101	407	9.12	￦	395
	SK China Company Limited[2]	11.87		204,877	257,474	11.87		259,272
	Gemini Partners Pte. Ltd.	20.00		1,771	1,771	20.00		2,735
	TCL Fund[1]	11.05		11,191	11,538	11.06		4,995
	SK South East Asia Investment Pte. Ltd.	20.00		325,006	325,006	20.00		237,599
	Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)[2]	16.67		7,970	7,970	16.67		5,659
	Prume Social Farm, Co., Ltd.[3]	35.52		1,657	2,221	31.95		1,000
	Wuxi xinfa IC industry park., Ltd.[4]	30.00		20,952	20,952	—		—
	Magnus Private Investment Co.,Ltd.[5]	49.76		150,840	150,840	—		—
	L&S (No.10) Early Stage III Investment Association	24.39		2,609	2,609	—		—
	SiFive Inc.[7]	7.87		8,062	34,372	—		—
	YD-SK-KDB Social Value[6]	23.26		2,566	2,566	—		—
Joint venture	HITECH Semiconductor(Wuxi) Co., Ltd.[8]	45.00		115,367	113,430	45.00		114,518
	Hystars Semiconductor (Wuxi) Co., Ltd.[8]	50.10		193,833	195,423	50.10		142,594
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor[9]	33.33		24,818	24,818	—		—
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor[10]	37.50		14,847	14,847	—		—

			￦	1,086,467	1,166,244		￦	768,767

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

[3]	WooYoung Farm Co., Ltd. has changed its name to “Prume Social Farm, Co., Ltd.” during the year ended December 31, 2020.

[4]

The Group has acquired 30.00% of ownership in Wuxi xinfa IC industry park., Ltd. during the year ended December 31, 2020, and the Group has significant influence over Wuxi xinfa IC industry park., Ltd., accordingly, the investment in this investee has been classified as an associate.

[5]

The Group has acquired 49.76% of the Magnus Private Investment Co., Ltd.’s interest for the year ended December 31, 2020, and the entity has been classified as an associate as the Group has significant influence.

[6]	It has been reclassified from long-term investment assets to associates for the year ended December 31, 2020.

[7]

The Group has acquired 7.87% of ownership in SiFive during the year ended December 31, 2020. It has been classified as an associate since the Group is able to exercise significant influence through its right to appoint a director to the Board of Directors of the investee.

[8]	Since the relevant contract stipulates that important matters have to be resolved unanimously, the Group has classified it as a joint venture.

[9]	It was reclassified from long-term investment assets to joint venture for the year ended December 31, 2020, as it is stated in the agreement that unanimous vote is required for relevant activities.

[10]

The Group has acquired 37.5% of ownership in Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor’s interest during the year ended December 31, 2020. It has been classified as a joint venture since it is stated in the agreement that unanimous vote is required for relevant activities.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

11.    Investments in Associates and Joint Ventures,  continued

(2) Changes in investments in associates and joint ventures for years ended December 31, 2020 and 2019 are as follows:

	2020
	Beginning balance		Acquisition	Transfer	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	395	—	—	19	(7)	—	407
SK China Company Limited		259,272	—	—	5,746	(7,544)	—	257,474
Gemini Partners Pte. Ltd.		2,735	—	—	(872)	(92)	—	1,771
TCL Fund		4,995	5,280	—	999	264	—	11,538
SK South East Asia Investment Pte. Ltd.		237,599	121,450	—	10,889	(44,932)	—	325,006
Hushan Xinju (Chengdu) Venture Investment Center(Smartsource)		5,659	2,565	—	(233)	(14)	(7)	7,970
Prume Social Farm, Co., Ltd.		1,000	1,000	—	221	—	—	2,221
Wuxi xinfa IC industry park., Ltd.		—	21,860	—	(86)	(822)	—	20,952
Magnus Private Investment Co.,Ltd.		—	207,346	—	(56,506)	—	—	150,840
L&S (No.10) Early Stage III Investment Association		—	2,250	500	(141)	—	—	2,609
SiFive Inc.		—	35,709	—	(880)	(457)	—	34,372
YD-SK-KDB Social Value		—	1,400	1,400	(234)	—	—	2,566
HITECH Semiconductor (Wuxi) Co., Ltd.		114,518	—	—	21,241	(7,296)	(15,033)	113,430
Hystars Semiconductor (Wuxi) Co., Ltd.		142,594	69,377	—	(16,627)	79	—	195,423
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		—	—	24,480	338	—	—	24,818
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		—	15,000	—	(153)	—	—	14,847

	￦	768,767	483,237	26,380	(36,279)	(60,821)	(15,040)	1,166,244

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

11.    Investments in Associates and Joint Ventures,  continued

	2019
	Beginning balance		Acquisition	Share of profit (loss)	Other equity movement	Dividend	Impairment	Ending balance
	(In millions of won)
Stratio, Inc.	￦	2,079	—	8	3	—	(1,695)	395
SK China Company Limited		246,052	—	3,358	9,862	—	—	259,272
Gemini Partners Pte. Ltd.		2,601	—	(10)	144	—	—	2,735
TCL Fund		3,464	1,406	84	41	—	—	4,995
SK South East Asia Investment Pte. Ltd.		111,810	113,470	5,752	6,567	—	—	237,599
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		3,241	2,531	(67)	(46)	—	—	5,659
WooYoung Farm Co., Ltd.		—	1,000	—	—	—	—	1,000
HITECH Semiconductor (Wuxi) Co., Ltd.		109,708	—	15,725	3,543	(14,458)	—	114,518
Hystars Semiconductor (Wuxi) Co., Ltd.		83,239	58,547	(522)	1,330	—	—	142,594

	￦	562,194	176,954	24,328	21,444	(14,458)	(1,695)	768,767

(3) Associates and joint ventures’ summarized statements of financial position as of December 31, 2020 and 2019 are as follows:

	2020
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	411	731	32	—
SK China Company Limited		380,413	1,706,634	51,485	308,147
Gemini Partners Pte. Ltd.		4,419	4,532	96	—
TCL Fund		42,747	63,649	5,117	—
SK South East Asia Investment Pte. Ltd.		797,045	1,672,412	67	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		3,943	43,904	27	—
Prume Social Farm, Co., Ltd.		2,972	2,007	315	—
Wuxi xinfa IC industry park., Ltd.		69,823	2	(17)	—
Magnus Private Investment Co., Ltd.		175,007	522,600	85,754	461,012
L&S (No.10) Early Stage III Investment Association		945	9,751	—	—
SiFive Inc.		134,171	42,432	45,152	29,050
YD-SK-KDB Social Value		49	10,986	2	—
HITECH Semiconductor (Wuxi) Co., Ltd.		208,103	380,648	129,135	203,246
Hystars Semiconductor (Wuxi) Co., Ltd.		89,629	555,551	31,557	226,732
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		38,920	36,162	629	—
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		27,236	12,800	443	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

11.    Investments in Associates and Joint Ventures,  continued

	2019
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
Stratio, Inc.	￦	431	715	169	—
SK China Company Limited		604,127	1,357,238	46,747	170,812
Gemini Partners Pte. Ltd.		6,851	6,912	54	33
TCL Fund		12,652	35,809	3,256	—
SK South East Asia Investment Pte. Ltd.		108,465	1,705,297	91	—
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		20,623	13,657	329	—
WooYoung Farm Co., Ltd.		1,016	610	2	222
HITECH Semiconductor (Wuxi) Co., Ltd.		193,377	442,510	84,071	297,330
Hystars Semiconductor (Wuxi) Co., Ltd.		167,238	388,318	48,984	225,075

(4) Associates and joint ventures’ summarized comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020			2019		2018
	Revenue		Profit (loss) for the year	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
Stratio, Inc.	￦	341	208	242	81	88	(330)
SK China Company Limited		154,355	48,427	120,317	28,309	94,966	20,176
Gemini Partners Pte. Ltd.		—	(4,361)	—	(49)	—	1,279
TCL Fund		—	9,141	—	759	—	713
SK South East Asia Investment Pte. Ltd.		9,467	54,448	10,294	28,763	—	—
Hushan Xinju (Chengdu) Venture Investment Center(Smartsource)		—	(1,395)	—	(837)	—	(31)
Prume Social Farm, Co., Ltd.		—	763	19	(105)	—	—
Wuxi xinfa IC industry park., Ltd.		—	(288)	—	—	—	—
Magnus Private Investment Co., Ltd.		164,662	(56,505)	—	—	—	—
L&S (No.10) Early Stage III Investment Association		9	(579)	—	—	—	—
SiFive Inc.		101,602	(11,182)	—	—	—	—
YD-SK-KDB Social Value		15	(1,006)	—	—	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		622,653	51,871	657,741	36,398	621,528	27,438
Hystars Semiconductor (Wuxi) Co., Ltd.		—	(33,188)	—	(1,044)	—	(658)
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		391	(240)	—	—	—	—
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		37	(407)	—	—	—	—

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

12.    Long-term Investment Assets

(1) Details of long-term investment assets as of December 31, 2020 and 2019 are as follows:

	2020				2019
	Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS Technologies Inc.	Equity securities	￦	21,847	—	—
Intellectual Discovery	Equity securities		4,000	2,182	2,392
China Walden Venture Investments II, L.P.	Certificate		8,496	10,965	9,138
China Walden Venture Investments III, L.P.	Certificate		6,522	7,085	5,790
Keyssa,Inc	Equity securities		6,174	189	822
BCPE Pangea Intermediate Holdings Cayman, L.P.[1]	Certificate		2,738,393	3,595,494	2,780,758
BCPE Pangea Cayman2, Ltd.[1]	Convertible bond		1,281,780	2,351,225	1,435,460
FemtoMetrix, Inc.	Convertible bond		4,387	4,387	4,387
GigaIO Networks, Inc.	Equity securities		4,066	3,103	4,066
Inpria Corporation	Equity securities		4,753	4,729	1,214
Shanghai IoT Phase II Venture Capital Fund Partnership, L.P	Certificate		8,266	13,262	7,729
Beijing Horizon Robotics Technology Co., Ltd.	Equity securities		55,091	56,190	63,550
Shanghi Sitrus Microelectronics Technology Co., Ltd.	Equity securities		5,254	1,314	1,360
Jiangsu Jiequan Junhai Rongxin Investment Partnership	Certificate		20,506	20,035	—
Impact Venture Capital I, L.P.	Certificate		4,223	5,881	4,010
Lion Semiconductor Inc.	Equity securities		4,077	3,754	3,474
Others	—		58,663	59,832	57,662

		￦	4,236,498	6,139,627	4,381,812

[1]

In 2017, the Group participated in a consortium that includes Bain Capital in connection with acquisition of a stake in Toshiba Memory Corporation (“TMC”). On March 1, 2019, Toshiba Memory Holdings Corporation (“TMCHD”) was established as the holding company for TMC. Subsequently TMCHD and TMC were renamed KIOXIA Holdings Corporation (“KIOXIA”) and KIOXIA Corporation respectively. As of December 31, 2020, the Group holds equity interests in SPC1, which holds equity interests in KIOXIA, and convertible bonds issued by SPC2, which may be later convertible to 15% stake in KIOXIA. Management and decision-making rights of the Group for SPC1 and SPC2 are limited. Accordingly, the Group does not control or have any significant influence on SPC1 and SPC2. The investments in SPC1 and SPC2 are classified as financial assets which are debt instruments measured at fair value through profit or loss.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

12.    Long-term Investment Assets,  continued

(2) Changes in the carrying amount of long-term investment assets for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	4,381,812	4,325,550
Acquisition		95,333	82,861
Disposal		(706)	(3,884)
Gain (loss) on valuation		1,733,753	(233,234)
Foreign exchange difference		(44,185)	210,519
Transfer		(26,380)	—

Ending balance	￦	6,139,627	4,381,812

13.    Property, Plant and Equipment

(1) Changes in property, plant and equipment for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
	(In millions of won)
Beginning balance	￦	1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940
Changes during 2020
Acquisitions		38,075	476,831	284,113	6,044,813	55	192,353	3,012,558	10,048,798
Disposals		(9,231)	(327)	(73)	(17,095)	—	(884)	(37,850)	(65,460)
Depreciation		—	(233,909)	(114,307)	(7,888,654)	(3,351)	(274,913)	—	(8,515,134)
Transfers[1]		(96,096)	1,222,639	21,076	1,367,213	753	45,476	(2,767,284)	(206,223)
Exchange differences and others		(2,913)	5,271	2,234	10,495	4	(1,250)	4,800	18,641

Ending net book amount		971,606	7,018,249	1,812,107	26,491,042	40,557	724,825	4,172,176	41,230,562

Acquisition cost		971,606	8,459,016	2,494,982	74,141,182	48,860	2,045,915	4,172,176	92,333,737
Accumulated depreciation		—	(1,401,792)	(663,771)	(47,485,857)	(8,292)	(1,321,067)	—	(50,880,779)
Accumulated impairment		—	(23,699)	(19,104)	(162,276)	—	(23)	—	(205,102)
Government grants		—	(15,276)	—	(2,007)	(11)	—	—	(17,294)

	￦	971,606	7,018,249	1,812,107	26,491,042	40,557	724,825	4,172,176	41,230,562

[1]	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2020.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

13.    Property, Plant and Equipment,  continued

	2019
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
	(In millions of won)
Beginning net book amount	￦	1,020,229	4,529,947	1,281,816	22,642,498	11,315	623,311	4,843,501	34,952,617
Impacts on transition to IFRS 16		—	—	—	(73,069)	—	—	—	(73,069)

Beginning net book amount after transition adjustments		1,020,229	4,529,947	1,281,816	22,569,429	11,315	623,311	4,843,501	34,879,548
Changes during 2019
Acquisitions		16,882	375,243	325,189	8,428,185	1,715	328,079	3,100,165	12,575,458
Disposals		(48)	(447)	(432)	(37,468)	(3)	(1,110)	(337)	(39,845)
Depreciation		—	(211,287)	(95,114)	(6,952,920)	(2,124)	(250,349)	—	(7,511,794)
Transfers[1]		3,051	848,071	106,110	2,982,080	32,184	62,397	(4,032,788)	1,105
Exchange differences and others		1,657	6,217	1,495	(15,036)	9	1,715	49,411	45,468

Ending net book amount		1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940

Acquisition cost		1,041,771	6,794,238	2,193,817	67,650,975	48,061	1,882,254	3,959,952	83,571,068
Accumulated depreciation		—	(1,207,184)	(555,649)	(40,510,568)	(4,949)	(1,118,187)	—	(43,396,537)
Accumulated impairment		—	(23,699)	(19,104)	(163,270)	—	(24)	—	(206,097)
Government grants		—	(15,611)	—	(2,867)	(16)	—	—	(18,494)

	￦	1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940

[1]	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2019.

(2) Details of depreciation expense allocation for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Cost of sales	￦	7,749,569	6,878,303	5,421,324
Selling and administrative expenses		725,791	574,961	365,508
Other expenses		7,418	14,923	10,152
Development costs and others		32,356	43,607	107,172

	￦	8,515,134	7,511,794	5,904,156

(3) Certain machinery and others are pledged as collaterals for borrowings of the Group as of December 31, 2020 (see note 35).

(4) The Group capitalized borrowing costs amounting to ￦53,311 million (2019: ￦36,302 million and 2018: ￦33,086 million) on qualifying assets during the year ended December 31, 2020. Borrowing costs were calculated using a capitalization rate of 1.93% (2019: 2.84% and 2018: 3.08%) for the year ended December 31, 2020.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

13.    Property, Plant and Equipment,  continued

(5) Details of insured assets as of December 31, 2020 are as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment; investment property; inventories; and business interruption	￦	105,295,336	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment; investment property		73,349
Erection all risks insurance	Property, plant and equipment		5,448,476

		￦	110,817,161

In addition to the assets stated above, vehicles are insured by vehicle comprehensive insurance and liability insurance.

(6) The Group provides certain property, plant, and equipment as operating leases. Rental income from the property, plant and equipment during the year ended December 31, 2020 are ￦27,737 million (2019: ￦29,746 million and 2018: ￦15,277 million).

14.    Leases

(1) Leases as lessee

(a) Changes in right-of-use assets for the year ended December 31, 2020 and 2019 are as follows:

	2020
	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Beginning net book amount	￦	97,855	975,996	609,529	11,491	11,787	1,706,658
Increase		26,358	159,166	52,849	25,881	20,212	284,466
Others		6,607	(7,706)	15,823	(4,746)	—	9,978
Depreciation		(18,686)	(83,522)	(172,750)	(14,436)	(6,824)	(296,218)
Foreign exchange difference		(274)	4,274	(912)	17	(344)	2,761

Ending net book amount		111,860	1,048,208	504,539	18,207	24,831	1,707,645

Acquisition cost		169,300	1,210,800	811,315	29,684	40,787	2,261,886
Accumulated amortization		(26,193)	(162,592)	(306,776)	(11,477)	(15,956)	(522,994)
Government grants		(31,247)	—	—	—	—	(31,247)

	￦	111,860	1,048,208	504,539	18,207	24,831	1,707,645

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

14.    Leases,  continued

	2019
	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Beginning net book amount	￦	—	—	—	—	—	—
Adjustment on initial application of IFRS 16		31,652	867,864	279,952	10,688	3,214	1,193,370
Impacts of changes in accounting policies
(Interpretation of lease period)		—	—	435,423	—	—	435,423

Beginning net book amount after transition adjustments		31,652	867,864	715,375	10,688	3,214	1,628,793
Increase		79,295	170,887	105,729	11,776	—	367,687
Others		4,163	—	—	1,250	13,647	19,060
Depreciation		(16,949)	(67,586)	(211,551)	(12,255)	(5,074)	(313,415)
Foreign exchange difference		(306)	4,831	(24)	32	—	4,533

Ending net book amount		97,855	975,996	609,529	11,491	11,787	1,706,658

Acquisition cost		144,208	1,058,738	757,107	17,959	16,330	1,994,342
Accumulated amortization		(14,546)	(82,742)	(147,578)	(6,468)	(4,543)	(255,877)
Government grants		(31,807)	—	—	—	—	(31,807)

	￦	97,855	975,996	609,529	11,491	11,787	1,706,658

(b) Changes in lease liabilities for the year ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning net book amount	￦	1,666,999	—
Impacts on transition to IFRS 16		—	1,191,579
Impacts of changes in accounting policies
(Interpretation of lease period)		—	435,423

Beginning net book amount after transition adjustments		1,666,999	1,627,002
Increase		284,466	367,687
Others		9,389	19,357
Interest expense		34,435	32,588
Payments		(326,665)	(401,058)
Foreign exchange difference		(24,908)	21,423

Ending net book amount	￦	1,643,716	1,666,999

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

14.    Leases,  continued

(c) The details of the minimum lease payment to be paid in the future for each period in connection with lease liabilities, present value and current/non-current classification of lease liabilities as of December 31, 2020 are as follows:

2020
(In millions of won)
Less than 1 year	￦ 352,201
1~5 years	642,196
More than 5 years	848,315

Total lease liabilities undiscounted as of December 31, 2020	1,842,712
Present value of lease liabilities recognized as of December 31, 2020	1,643,716

Current lease liabilities	347,464
Non-current lease liabilities	1,296,252

(d) The amounts recognized in profit or loss in relation to right-of-use assets and lease liabilities for the year ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Depreciation of right-to-use assets	￦	296,218	313,415
Interest expenses of lease liabilities		34,435	32,588
Expenses relating to short-term leases		17,911	14,489
Expenses relating to leases of low-value assets		1,733	1,234

(2) Leases as lessor

The Group provides certain property, plant, and equipment and investment property as leases (See note 13 and 16). All leases are classified as operating leases.

Details of the undiscounted operating lease payments to be received in the future periods subsequent to December 31, 2020 are as follows:

	Property, plant and equipment		Investment Property	Total
	(In millions of won)
Less than 1 year	￦	11,503	9,857	21,360
1~2 years		9,476	9,763	19,239
2~3 years		3,948	9,763	13,711
3~4 years		—	9,763	9,763

	￦	24,927	39,146	64,073

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

15.    Intangible Assets

(1) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Goodwill		Industrial property rights	Development costs	Others	Total
			(In millions of won)
Beginning net book amount	￦	720,197	85,724	931,788	833,340	2,571,049
Changes during 2020
Internal development		—	—	259,020	—	259,020
External acquisition		—	13,693	—	412,524	426,217
Disposals		—	(3,782)	—	(8,504)	(12,286)
Amortization		—	(16,001)	(576,334)	(368,215)	(960,550)
Impairment		—	—	(16,544)	—	(16,544)
Transfers		—	6,493	—	(9,720)	(3,227)
Others[1]		(18,601)	—	—	1,155,200	1,136,599

Ending net book amount		701,596	86,127	597,930	2,014,625	3,400,278

Acquisition cost		701,596	195,637	3,185,403	3,110,632	7,193,268
Accumulated amortization and impairment		—	(109,510)	(2,587,473)	(1,096,007)	(3,792,990)

	￦	701,596	86,127	597,930	2,014,625	3,400,278

[1]	Others include reclassification of license assets due to a change in accounting estimate and increasing or decreasing amount due to exchange rate fluctuations and others.

	2019
	Goodwill	Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦709,811	96,065	1,153,956	718,938	2,678,770
Impacts on transition to IFRS 16	—	—	—	(5,582)	(5,582)

Beginning net book amount after transition adjustments	709,811	96,065	1,153,956	713,356	2,673,188
Changes during 2019
Internal development	—	—	332,888	—	332,888
External acquisition	—	9,626	—	331,704	341,330
Business combination	—	—	—	18,333	18,333
Disposals	—	(3,964)	—	(6,589)	(10,553)
Amortization	—	(16,003)	(555,056)	(224,110)	(795,169)
Impairment	—	—	—	(71)	(71)
Exchange differences	10,386	—	—	717	11,103

Ending net book amount	720,197	85,724	931,788	833,340	2,571,049

Acquisition cost	720,197	184,942	2,926,382	1,568,718	5,400,239
Accumulated amortization and impairment	—	(99,218)	(1,994,594)	(735,378)	(2,829,190)

	￦720,197	85,724	931,788	833,340	2,571,049

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

15.    Intangible Assets,  continued

(2) Details of amortization expense allocation for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Cost of sales	￦	219,851	88,445	65,885
Selling and administrative expenses		739,247	705,383	456,269
Development costs		1,452	1,341	1,941

	￦	960,550	795,169	524,095

(3) Goodwill impairment tests

The Group performs goodwill impairment tests annually. For the purpose of impairment tests, goodwill is allocated to CGU. The recoverable amount of the CGU as of December 31, 2020 was determined based on fair value less costs to sell, which was determined using the current stock price as of December 31, 2020. No impairment loss of goodwill was recognized since the recoverable amount is higher than the carrying value of the CGU as of December 31, 2020.

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

(b) Development cost capitalized and expenses on research and development

Among costs associated with development activities, ￦259,020 million (2019: ￦332,888 million 2018: ￦610,954 million) that met capitalization criteria, were capitalized as development cost for the year ended December 31, 2020. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ￦3,111,298 million (2019: ￦2,855,643 million and 2018: ￦2,284,000 million) were recognized as expenses for the year ended December 31, 2020.

(c) Details of development costs as of December 31, 2020 and 2019 are as follows:

	2020
	Book value	Residual amortization period
	(In millions of won)
DRAM	￦ 46,995	11 months
	60,549	1
NAND	296,317	18 months
	124,328	1
CIS	43,883	2~12 months
	25,858	1

	￦597,930

[1]	Amortization has not started as of December 31, 2020

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

15.    Intangible Assets,  continued

	2019
	Book value	Residual amortization period
	(In millions of won)
DRAM	￦ 263,262	11 ~23 months
	1,068	1
NAND	203,307	12 months
	351,745	1
CIS	19,613	1~14 months
	92,793	1

	￦931,788

[1]	Amortization has not started as of December 31, 2019

(d) The Group recognized ￦16,544 million impairment loss in development costs for the year ended December 31, 2020. There are no accumulated impairment losses in development costs as of December 31, 2020, as the development costs impaired during 2020 were written off subsequent to the recognition of impairment. The Group did not recognize impairment loss in development costs for the year ended December 31, 2019.

16.    Investment Property

(1) Changes in investment property for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning net book amount	￦	258	1,400
Depreciation		(291)	(37)
Transfer[1]		209,450	(1,105)

Ending net book amount		209,417	258

Acquisition cost		249,135	511
Accumulated depreciation		(39,718)	(253)

Ending net book amount	￦	209,417	258

[1]

Certain investment property was transferred to property, plant and equipment and certain property, plant and equipment was transferred to investment property during the year ended December 31, 2020. Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2019.

(2) The depreciation expense of ￦291 million was charged to cost of sales for the year ended December 31, 2020 (2019: ￦37 million and 2018: ￦84 million).

(3) Rental income from investment property during the year ended December 31, 2020 was ￦1,235 million (2019: ￦123 million and 2018: ￦308 million).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

17.    Other Payables

Details of other payables as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Current
Accrued expenses	￦	1,367,193	1,257,895

Non-current
Rent deposits payable		6,360	13,487
Long-term accrued expenses		23,563	4,779

		29,923	18,266

	￦	1,397,116	1,276,161

18.    Borrowings

(1) Details of borrowings as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Current
Short-term borrowings	￦	179,579	1,168,354
Current portion of long-term borrowings		2,604,724	1,259,593
Current portion of debentures		329,947	309,823

		3,114,250	2,737,770

Non-current
Long-term borrowings		4,526,968	5,040,371
Debentures		3,610,430	2,745,365

		8,137,398	7,785,736

	￦	11,251,648	10,523,506

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

18.    Borrowings,  continued

(2) Details of short-term borrowings as of December 31, 2020 and 2019 are as follows:

	Financial Institutions	Maturity date	Interest rate per annum in 2020 (%)[1]	2020		2019
	(In millions of won)
General borrowings	Shinhan Bank	2021.09.27	2.47~2.52	￦	4,000	4,000
	Hyundai Card	2020.01.17 ~ 2020.03.18	—		—	215,073
Usance	Hana Bank and others	2020.04.20 ~ 2020.05.15	—		—	569,164
Foreign general borrowings	Cypress	2021.12.31	4.60		6,924	—
	Industrial & Commercial Bank of China	2021.01.20	3M USD LIBOR + 0.60		32,682	—
	China Construction Bank and others	2021.02.26	3M USD LIBOR + 0.60		76,258	—
	City Bank	2021.07.14 ~ 2021.11.25	3M USD LIBOR +1.00		59,715	22,536
	The Export-Import Bank of China	2020.11.24 ~ 2020.12.04	—		—	107,731
	Bank of China and others	2020.08.14 ~ 2020.11.11	—		—	249,850

				￦	179,579	1,168,354

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

18.    Borrowings,  continued

(3) Details of long-term borrowings as of December 31, 2020 and 2019 are as follows:

	Financial institutions	Maturity date	Interest rate per annum in 2020 (%)[1]	2020		2019
				(In millions of won)
Local currency borrowings:
Funds for equipment	Korea Development Bank	2021.09.29 ~ 2025.04.14	1.98 ~ 2.50	￦	725,000	500,000
	The Export-Import Bank of Korea	2022.10.23 ~ 2025.05.15	1.31 ~ 2.00		600,000	—
	Shinhan Bank and others	2025.03.31 ~ 2026.12.19	1.00 ~ 2.96		3,573	2,008
Commercial Paper	Shinhan Bank General Finance Department	2023.11.19	CD(91 days) + 0.67		300,000	—

					1,628,573	502,008

Foreign currency borrowings:
General borrowings	The Export-Import Bank of Korea	2021.05.31	3M JPY LIBOR + 0.57		843,408	850,776
	The Export-Import Bank of Korea	2023.02.03	3M USD LIBOR + 1.30		108,800	—
Funds for equipment	The Export-Import Bank of Korea	2021.02.25 ~ 2022.03.10	3M USD LIBOR + 1.10 ~ 1.40		244,800	607,845
	The Export-Import Bank of Korea	2021.12.25 ~ 2021.12.27	3M USD LIBOR + 1.30		272,349	289,059
	Korea Development Bank	2026.10.02	3M USD LIBOR + 1.10		544,000	622,318
	Woori Bank	2020.03.11	—		—	43,417
	China Development Bank	2023.05.25 ~ 2023.11.27	6M USD LIBOR + 1.00		212,432	—
	China Bank	2022.11.28	3M USD LIBOR + 0.80 ~ 1.70		187,376	124,873
Syndicated loan	Industrial & Commercial Bank of China and others	2024.04.24	3M USD LIBOR + 1.65		3,097,974	3,272,146

					5,511,139	5,810,434

					7,139,712	6,312,442

Less: Current portion					(2,604,724)	(1,259,593)
Less: Present value discount					(8,020)	(12,478)

				￦	4,526,968	5,040,371

[1]	As of December 31, 2020, the annual interest rates are as follows:

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

18.    Borrowings,  continued

Type	Interest rate per annum as of December 31, 2020
3M USD LIBOR	0.24%
3M JPY LIBOR	-0.08%
CD(91 Days)	0.66%

(4) Details of debentures as of December 31, 2020 and 2019 are as follows:

	Maturity date	Interest rate per annum in 2020 (%)	2020		2019
			(In millions of won)
Unsecured notes in local currency:
Unsecured corporate bonds 214-1st	2020.08.26	—		—	210,000
Unsecured corporate bonds 214-2nd	2022.08.26	2.63		140,000	140,000
Unsecured corporate bonds 215-2nd	2020.11.25	—		—	100,000
Unsecured corporate bonds 215-3rd	2022.11.25	2.75		10,000	10,000
Unsecured corporate bonds 216-2nd	2021.02.19	2.22		180,000	180,000
Unsecured corporate bonds 216-3rd	2023.02.19	2.53		80,000	80,000
Unsecured corporate bonds 217-2nd	2021.05.27	2.30		150,000	150,000
Unsecured corporate bonds 218th	2023.03.14	3.01		300,000	300,000
Unsecured corporate bonds 219-1st	2023.08.27	2.48		250,000	250,000
Unsecured corporate bonds 219-2nd	2025.08.27	2.67		90,000	90,000
Unsecured corporate bonds 220-1st	2022.05.09	1.96		410,000	410,000
Unsecured corporate bonds 220-2nd	2024.05.09	1.99		200,000	200,000
Unsecured corporate bonds 220-3rd	2026.05.09	2.17		120,000	120,000
Unsecured corporate bonds 220-4rd	2029.05.09	2.54		250,000	250,000
Unsecured corporate bonds 221-1st	2023.02.14	1.61		340,000	—
Unsecured corporate bonds 221-2nd	2025.02.14	1.72		360,000	—
Unsecured corporate bonds 221-3rd	2027.02.14	1.93		130,000	—
Unsecured corporate bonds 221-4th	2030.02.14	2.21		230,000	—
Unsecured corporate bonds 222-1st	2030.11.10	2.33		70,000	—
Unsecured corporate bonds 222-2nd	2035.11.10	2.73		100,000	—

				3,410,000	2,490,000

Unsecured notes in foreign currency:
Unsecured global bonds 9th	2024.09.17	3.00		544,000	578,900

				3,954,000	3,068,900

Less: Discounts on debentures				(13,623)	(13,712)
Less: Current portion				(329,947)	(309,823)

			￦	3,610,430	2,745,365

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

19.    Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	(In millions of won)
Current
Advance receipts	￦	13,006	9,901
Unearned income		404	190
Withholdings		67,043	59,186
Deposits received		14,063	1,341
Contract liabilities		96,378	86,999
Others		6,501	5,380

		197,395	162,997

Non-current
Other long-term employee benefits		94,026	82,873
Long-term advance receipts		4,901	4,900

		98,927	87,773

	￦	296,322	250,770

20.    Provisions

(1) Details of changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	4,081	1,087	(2,153)	—	3,015
Emission allowances		6,620	13,070	(8,908)	—	10,782

	￦	10,701	14,157	(11,061)	—	13,797

	2019
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	3,992	15,811	(15,722)	—	4,081
Legal claims		5,881	—	(5,881)		—
Emission allowances		46,335	—	(2,702)	(37,013)	6,620

	￦	56,208	15,811	(24,305)	(37,013)	10,701

(2) Provisions for warranty

The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

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

(1) Details of defined benefit liabilities (assets) as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	(In millions of won)
Present value of defined benefit obligations	￦	2,169,154	1,936,868
Fair value of plan assets		(2,228,377)	(1,886,650)

Net defined benefit liabilities	￦	(59,223)	50,218

Defined benefit liabilities		2,739	53,624
Defined benefit assets[1]		(61,962)	(3,406)

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations amounted to ￦61,962 million and ￦3,406 million as of December 31, 2020 and 2019 are presented as defined benefit assets.

(2) Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	2020 (%)	2019 (%)
Discount rate for defined benefit obligations	1.96 ~ 3.56	1.92 ~ 3.47
Expected rate of salary increase	3.00 ~ 5.51	2.70 ~ 5.94

(3) Weighted average durations of defined benefit obligations as of December 31, 2020 and 2019 are 11.77 and 11.48 years, respectively.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

21.    Defined Benefit Liabilities,  continued

(4) Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	1,936,868	1,609,055
Current service cost		250,098	220,870
Past service cost		(714)	—
Interest expense		65,002	59,683
Transfer from associates		(2,205)	2,408
Remeasurements:		(25,036)	97,434
Demographic assumption		39,198	67
Financial assumption		(35,429)	76,241
Adjustment based on experience		(28,805)	21,126
Benefits paid		(54,824)	(52,609)
Effect of movements in exchange rates		(35)	27

Ending balance	￦	2,169,154	1,936,868

(5) Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance	￦	1,886,650	1,608,832
Contributions		355,664	279,751
Interest income		62,834	59,554
Transfer from associates		231	3,430
Benefits paid		(53,588)	(38,008)
Remeasurements		(23,373)	(26,909)
Foreign exchange differences		(41)	—

Ending balance	￦	2,228,377	1,886,650

(6) The amounts recognized in profit or loss for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Current service cost	￦	250,098	220,870	179,689
Past service cost		(714)	—	—
Net interest expense		2,168	129	(186)

	￦	251,552	220,999	179,503

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

21.    Defined Benefit Liabilities,  continued

(7) The amounts in which defined benefit plan related expenses are included for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Cost of sales	￦	135,999	120,736	101,944
Selling and administrative expenses		115,553	100,263	77,559

	￦	251,552	220,999	179,503

(8) Details of plan assets as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Deposits	￦	2,227,196	1,884,630
Others		1,181	2,020

	￦	2,228,377	1,886,650

Actual return on plan assets for the year ended December 31, 2020 amounted to ￦39,461 million (2019 : ￦32,645 million and 2018: ￦24,167 million).

(9) As of December 31, 2020, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2021 is ￦326,470 million under the assumption that the Group maintains the defined benefit plan.

(10) The sensitivity analysis of the defined benefit obligations as of December 31, 2020 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(228,838)	270,446
Expected rate of salary increase (if changed by 1%)		269,436	(232,219)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

(11) Information about the maturity profile of the defined benefit obligation as of December 31, 2020 is as follows:

	Less than 1 year		2 - 5 years	6 - 10 years	More than 11 years	Total
	(In millions of won)
Benefits paid	￦	122,429	321,072	644,612	2,353,885	3,441,998

Information about the maturity profile is based on the undiscounted and vested amount of defined benefit obligation as of December 31, 2020, and classified by employee’s expected years of remaining services.

(12) The Group adopted defined contribution plan for retirement benefit for employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦931 million (2019: ￦455 million) was expensed for the year ended December 31, 2020.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

22.    Deferred Income Tax

(1) Changes in deferred income tax assets and liabilities for the years ended December 31, 2020 and 2019 without taking into consideration the offsetting of balances within the same tax authority, are as follows:

	2020
	Beginning		Adjustment	Profit or loss	Equity	Foreign exchange differences	Ending
	(In millions of won)
Inventories, net	￦	176,742	—	(52,937)	—	(464)	123,341
Property, plant and equipment, net		208,478	27,188	201,165	—	(159)	436,672
Defined benefits liabilities, net		7,756	—	(9,798)	169	(3)	(1,876)
Short-term and long-term investment assets and others		(27,555)	—	(514,745)	—	—	(542,300)
Employee benefits		46,537	—	12,936	—	(2)	59,471
Provisions		3,589	—	(13,006)	—	(24)	(9,441)
Other assets and other liabilities		11,629	—	7,632	—	117	19,378
Accrued expenses		92,408	—	8,306	—	—	100,714
Others		14,681	—	(2,410)	—	(456)	11,815

Deferred tax assets for temporary differences, net		534,265	27,188	(362,857)	169	(991)	197,774
Tax credit carryforwards recognized		6,251	—	(2,192)	—	(160)	3,899
Tax loss carryforwards recognized		117,381	—	(24,561)	—	(4,939)	87,881

Deferred tax assets recognized, net	￦	657,897	27,188	(389,610)	169	(6,090)	289,554

	2019
	Beginning		Profit or loss	Equity	Foreign exchange differences	Ending
	(In millions of won)
Inventories, net	￦	102,812	73,691	—	240	176,743
Property, plant and equipment, net		140,762	74,433	—	(6,718)	208,477
Defined benefits liabilities, net		(609)	(25,776)	34,132	10	7,757
Short-term and long-term investment assets and others		(32,984)	5,429	—	—	(27,555)
Employee benefits		39,954	6,583	—	—	46,537
Provisions		19,169	(15,599)	—	19	3,589
Other assets and other liabilities		24,583	(12,872)	—	(82)	11,629
Accrued expenses		48,883	43,526	—	—	92,409
Others		56,653	(35,239)	—	(6,734)	14,680

Deferred tax assets for temporary differences, net		399,223	114,176	34,132	(13,265)	534,266
Tax credit carryforwards recognized		15,189	(9,542)	—	604	6,251
Tax loss carryforwards recognized		123,007	(10,023)	—	4,396	117,380

Deferred tax assets recognized, net	￦	537,419	94,611	34,132	(8,265)	657,897

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

22.    Deferred Income Tax,  continued

(2) As of December 31, 2020 and 2019, the temporary differences that are not recognized as deferred tax assets (liabilities) are as follows:

	2020		2019
	(In millions of won)
Deductible temporary differences	￦	2,637,294	2,443,911
Taxable temporary differences		(3,130,362)	(2,788,357)

Investments in subsidiaries, associates, and joint ventures		(493,068)	(344,446)

Other deductible temporary differences		12,790	18,863

(3) Details of period when the deferred income tax assets (liabilities) are recovered (settled) as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Deferred income tax assets to be recovered after more than 12 months	￦	1,410,835	1,110,617
Deferred income tax assets to be recovered within 12 months		142,651	202,665

Deferred income tax assets recognized		1,553,486	1,313,282

Deferred income tax liabilities to be recovered after more than 12 months		(1,263,264)	(655,003)
Deferred income tax liabilities to be settled within 12 months		(668)	(382)

Deferred income tax liabilities recognized		(1,263,932)	(655,385)

Net income deferred tax assets (liabilities) recognized	￦	289,554	657,897

23.    Derivative Financial Instruments

(1) Details of derivative financial instruments applying cash flow hedge accounting as of December 31, 2020 are as follows:

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
(In thousands of foreign currencies)

2019.09.17	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	Foreign currency risk	Fixed-to-fixed cross currency swap	Kookmin Bank and other	2019.09.17~ 2024.09.17

2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)	Foreign currency and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02~ 2026.10.02

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

23.    Derivative Financial Instruments,  continued

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
(In thousands of foreign currencies)

2020.02.03	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)	Interest rate risk	Interest rate swap	Woori Bank	2020.02.03~ 2023.02.03

2020.03.18	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)	Interest rate risk	Interest rate swap	Woori Bank	2020.03.18~ 2023.02.03

(2) The derivative financial instruments held by the Group are presented in non-current other financial liabilities in the consolidated financial statements of financial position and the details are as follows:

Type of contract	Hedged items	Cash flow hedge		Fair value
	(In millions of won and thousands of foreign currencies)
Fixed-to-fixed cross currency swap	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	￦	23,018	23,018
Floating-to-fixed cross currency interest rate swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)		59,478	59,478
Interest rate swap	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)		1,539	1,539
Interest rate swap	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)		672	672

		￦		84,707

As of December 31, 2020, changes of fair value of the derivative is recognized in other comprehensive income or loss as all of designated hedging instruments are effective for foreign currency risk or foreign currency and interest rate risk.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

24.    Capital Stock, Capital Surplus and Other Equity

(1) The Parent Company has 9,000,000,000 authorized shares and the face value per share is ￦5,000 as of December 31, 2020. The number of shares issued, common stock, capital surplus and other capital as of December 31, 2020 and 2019, are as follows:

	2020		2019
	(In millions of won, thousands of shares)
Issued shares[1]		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Others		517,939	517,939

		4,143,736	4,143,736

Other equity:
Acquisition cost of treasury shares		(2,508,427)	(2,508,427)
Stock option		5,305	3,714

	￦	(2,503,122)	(2,504,713)

Number of treasury shares		44,001	44,001

[1]	As of December 31, 2020, total number of shares is 728,002 thousand shares, which differs from total issued shares due to the effect of stock retirement.

(2) The number of outstanding shares, which deducted treasury shares held by the Parent Company from listed shares, is 684,002 thousands as of December 31, 2020 and 2019.

25.    Accumulated Other Comprehensive Loss

(1) Details of accumulated other comprehensive loss as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(57,542)	3,278
Foreign operations — foreign currency translation differences		(360,247)	(314,966)
Gain on valuation of derivatives		12,336	12,753

	￦	(405,453)	(298,935)

(2) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	3,278	(60,820)	(57,542)
Foreign operations — foreign currency translation differences		(314,966)	(45,281)	(360,247)
Gain (loss) on valuation of derivatives		12,753	(417)	12,336

	￦	(298,935)	(106,518)	(405,453)

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

25.    Accumulated Other Comprehensive Loss,  continued

	2019
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(18,166)	21,444	3,278
Foreign operations — foreign currency translation differences		(464,653)	149,687	(314,966)
Gain on valuation of derivatives		—	12,753	12,753

	￦	(482,819)	183,884	(298,935)

26.    Retained Earnings and Dividends

(1) Details of retained earnings as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Legal reserve[1]	￦	349,954	281,555
Discretionary reserve[2]		235,506	235,506
Unappropriated retained earnings		46,410,268	42,406,301

	￦	46,995,728	42,923,362

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is a reserve for technology development.

(2) Dividends of the Parent Company

(a) Details of dividends for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won and in thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		684,002	684,002	684,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		23%	20%	30%
Total dividends	￦	800,282	684,002	1,026,003

(b) Dividend payout ratio for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Dividends	￦	800,282	684,002	1,026,003
Profit attributable to owners of the Parent Company		4,755,102	2,005,975	15,540,111
Dividend payout ratio		16.83%	34.10%	6.60%

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

26.    Retained Earnings and Dividends,  continued

(c) Dividend yield ratio for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In won)
Dividends per share	￦	1,170	1,000	1,500
Closing stock price		118,500	94,100	60,500
Dividend yield ratio		0.99%	1.06%	2.48%

27.    Revenue

(1) Details of the Group’s revenue for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Sale of goods	￦	31,837,538	26,922,416	40,388,846
Providing services		62,880	68,317	56,220

	￦	31,900,418	26,990,733	40,445,066

(2) Details of the Group’s revenue by product and service types for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
DRAM	￦	22,536,404	20,292,687	32,370,936
NAND Flash		7,471,242	5,139,563	7,420,857
Other		1,892,772	1,558,483	653,273

	￦	31,900,418	26,990,733	40,445,066

(3) The Group’s revenue information by region based on the location of selling entities for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Korea	￦	1,452,006	1,446,997	840,491
China		12,217,634	12,570,278	15,785,993
Taiwan		1,905,650	1,444,188	2,950,067
Asia (other than China and Taiwan)		2,416,321	2,301,314	4,609,601
U.S.A.		12,686,108	8,141,151	14,278,161
Europe		1,222,699	1,086,805	1,980,753

	￦	31,900,418	26,990,733	40,445,066

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

27.    Revenue,  continued

(4) Details of the Group’s revenue by the timing of revenue recognition for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Performance obligations satisfied at a point in time	￦	31,837,538	26,922,416	40,388,846
Performance obligations satisfied over time		62,880	68,317	56,220

	￦	31,900,418	26,990,733	40,445,066

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

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

28.    Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	592,894	516,226	564,923
Defined benefit plan		40,927	34,692	27,200
Employee benefits		159,600	141,104	115,892
Commission		334,570	460,644	369,307
Depreciation		245,858	206,429	130,229
Amortization		719,652	687,365	442,389
Freight and custody charge		48,617	40,222	27,412
Legal cost		20,323	31,679	34,032
Rental		8,944	6,933	13,301
Taxes and dues		56,934	54,525	31,785
Training		67,626	43,217	32,636
Advertising		95,158	92,792	92,025
Utilities		13,688	12,193	11,603
Supplies		100,748	99,029	103,384
Repair		26,541	29,546	24,938
Travel and transportation		4,692	16,731	15,483
Others		149,935	123,770	99,939

		2,686,707	2,597,097	2,136,478

Research and development:
Expenditure on research and development		3,370,318	3,188,531	2,894,954
Development cost capitalized		(259,020)	(332,888)	(610,954)

		3,111,298	2,855,643	2,284,000

	￦	5,798,005	5,452,740	4,420,478

29.    Expenses by Nature

Nature of expenses for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020		2019[2]	2018[2]
	(In millions of won)
Changes in finished goods and work-in-process	￦	(616,725)	(523,777)	(1,473,125)
Raw materials, supplies and consumables		7,649,164	6,787,445	5,709,613
Employee benefit		3,833,439	3,411,234	3,669,809
Depreciation and others		9,764,776	8,605,492	6,418,184
Commission		2,149,025	2,113,753	1,736,422
Utilities		1,459,346	1,366,041	1,167,291
Repair		1,129,642	1,080,705	1,050,340
Outsourcing		1,188,589	1,128,458	1,072,222
Others		639,284	650,002	897,246
Transfer: capitalized development cost and others		(308,746)	(347,799)	(646,686)

Total[1]	￦	26,887,794	24,271,554	19,601,316

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

29.    Expenses by Nature,  continued

[2]	Expenses for the years ended December 31, 2019 and 2018 were reclassified to conform with the classification for the year ended December 31, 2020.

30.    Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Finance income:
Interest income	￦	27,872	30,062	62,478
Dividend income		1,325	429	2,136
Foreign exchange differences[1]		1,527,580	1,143,099	1,386,287
Gain on valuation of short-term investment assets		2,592	5,811	16,740
Gain on valuation of long-term investment assets		1,741,026	8,237	182,461
Gain on disposal of short-term investment assets		27,510	58,784	36,349
Gain on disposal of short-term investment assets		—	1,218	5,504

		3,327,905	1,247,640	1,691,955

Finance expenses:
Interest expenses		253,468	245,440	94,635
Foreign exchange differences[2]		1,717,989	1,043,720	1,046,217
Loss on disposal of long-term investment assets		—	786	—
Loss on valuation of long-term investment assets		7,273	241,471	1,282
Loss on valuation of financial liabilities		1,681	—	—

		1,980,411	1,531,417	1,142,134

Net finance income (expense)	￦	1,347,494	(283,777)	549,821

[1]

Gain on foreign currency translation related to fair value of long-term investment assets amounting to ￦40 million is included for the years ended December 31, 2020 (2019: ￦212,450 million and 2018: 87,546), respectively.

[2]

Loss on foreign currency translation related to fair value of long-term investment assets amounting to ￦44,185 million is included for the years ended December 31, 2020 (2019: ￦1,931 million and 2018: ￦300), respectively.

31.    Other Income and Expenses

(1) Other income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	38,585	26,158	39,403
Others		46,188	62,021	73,407

	￦	84,773	88,179	112,810

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

31.    Other Income and Expenses,  continued

(2) Other expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	44,955	11,531	59,738
Loss on disposal of intangible assets		4,841	7,668	5,545
Loss on disposal of trade receivables		6,320	8,564	9,031
Loss on impairment of intangible assets		16,544	71	4,483
Donation		70,461	59,522	62,041
Others		28,454	26,219	37,520

	￦	171,575	113,575	178,358

32.    Income Tax Expense

(1) Income tax expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	1,113,166	603,692	5,728,798
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(24,653)	(85,520)	(13,661)

		1,088,513	518,172	5,715,137

Deferred tax:
Changes in net deferred tax assets		389,610	(94,611)	85,909

Income tax expense	￦	1,478,123	423,561	5,801,046

(2) The relationship between tax expense and accounting profit for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Profit before income tax	￦	6,237,037	2,432,639	21,341,030
Tax calculated at domestic tax rates applicable to profits in the respective countries		1,704,823	658,614	5,858,421
Tax effects of:
Tax-exempt income		(70,922)	(36,618)	(39,732)
Non-deductible expenses		19,977	11,694	10,008
Changes in unrecognized deferred tax assets		8,667	(93,041)	88,614
Tax credits		(118,011)	(102,755)	(173,826)
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		(24,653)	(85,520)	(13,661)
Others		(41,758)	71,187	71,222

Income tax expense	￦	1,478,123	423,561	5,801,046

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

32.    Income Tax Expense,  continued

(3) Income taxes recognized directly in equity for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Remeasurements of defined benefit liabilities	￦	169	34,132	29,182
Gain on valuation of derivatives		(680)	(4,837)	—

	￦	(511)	29,295	29,182

33.    Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares for years ended December 31, 2020 and 2019.

(1) Basic earnings per share for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won, except for shares and per share information)
Profit attributable to ordinary shareholders of the Parent Company	￦	4,755,102	2,005,975	15,540,111
Weighted average number of outstanding ordinary shares[1]		684,001,795	684,001,795	698,278,083
Basic earnings per share (in won)	￦	6,952	2,933	22,255

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

	2020	2019	2018
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(44,000,570)	(44,000,570)	(29,724,282)

Weighted average number of outstanding ordinary shares	684,001,795	684,001,795	698,278,083

(2) Diluted earnings per share for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders of the Parent Company	￦	4,755,102	2,005,975	15,540,111
Weighted average number of diluted outstanding ordinary shares[1]		684,139,222	684,089,944	698,364,251
Diluted earnings per share (in won)	￦	6,950	2,932	22,252

[1]	Weighted average number of diluted ordinary shares outstanding is calculated as follows:

	2020	2019	2018
	(In shares)
Weighted average number of outstanding ordinary shares	684,001,795	684,001,795	698,278,083
Stock options	137,427	88,149	86,168

Weighted average number of diluted outstanding ordinary shares	684,139,222	684,089,944	698,364,251

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

34.    Transactions with Related Parties and Others

(1) Details of related parties as of December 31, 2020 are as follows:

Type	Name of related parties
Associates

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,

SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),

Prume Social Farm, Co., Ltd, Wuxi xinfa IC industry park., Ltd.,

Magnus Private Investment Co., Ltd.,

L&S (No.10) Early Stage III Investment Association,

SiFive Inc., YD-SK-KDB Social Value

Joint ventures

HITECH Semiconductor (Wuxi) Co., Ltd., Hystars Semiconductor (Wuxi) Co., Ltd.,

Specialized Investment-type Private Equity Investment Trust For Growth Of

Semiconductor, Specialized Investment-type Private Equity Investment Trust

For Win-win System Semiconductor

Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Holdings Co., Ltd., which has control over SK Telecom Co., Ltd., and their subsidiaries

(2) Significant transactions for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For the year ended December 31, 2020
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associate	SK China Company Limited	￦	18	8,019	—	—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		4,766	543,575	21,780	15,033
	Hystars Semiconductor (Wuxi) Co., Ltd.		168	—	—	—
Other related parties	SK Telecom Co., Ltd.[1]		135,050	166,019	82,044	—
	SK Holdings Co., Ltd.[2]		20,905	264,994	272,980	—
	ESSENCORE Limited		675,915	—	—	—
	SK Engineering & Construction Co., Ltd.		42,814	8,507	1,375,083	—
	SK Energy Co., Ltd.		50,035	72,386	—	—
	SK Networks Co., Ltd.		6,638	9,434	526	—
	SKC Solmics Co., Ltd.		623	93,862	178	—
	Chungcheong energy service Co., Ltd.		118	24,335	—	—
	SK Materials Co., Ltd.		4,349	95,007	—	—
	SK Siltron Co., Ltd.		32,429	380,571	—	—
	SK Airgas Co., Ltd.		13,220	75,990	110,858	—
	Others		173,971	631,656	65,385	—

		￦	1,161,019	2,374,355	1,928,834	15,033

[1]	Operating expense and others include dividend payments of ￦146,100 million.

[2]	For the year ended December 31, 2020, royalty paid for the use of the SK brand amounted to ￦54,434 million.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

34.    Transactions with Related Parties and Others,  continued

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

December 31, 2020, 2019 and 2018

34.    Transactions with Related Parties and Others,  continued

[2]	For the year ended December 31, 2018, royalty paid for the use of the SK brand amounted to ￦61,955 million.

[3]	The amounts represent the transactions prior to the date of acquisition of HAPPYNARAE Co., Ltd.

The above related party transactions include transactions executed based on agreements executed in the course of the Group’s business activities such as purchase or contruction of property, plant and equipment, procurements of gas and raw materials, and system developments and maintenance services.

(3) The balances of significant transactions as of December 31, 2020 and 2019 are as follows:

	2020
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associate	SK China Company Limited	￦	7	8,771
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		198	417,730
	Hystars Semiconductor (Wuxi) Co., Ltd.		7	—
Other related parties	SK Telecom Co., Ltd.		10,747	7,920
	SK Holdings Co., Ltd.		1,757	176,752
	ESSENCORE Limited		55,500	—
	SK Engineering & Construction Co., Ltd.		3,397	592,630
	SK Energy Co., Ltd.		1,204	22,328
	SK Networks Co., Ltd.		289	1,712
	SKC solmics Co., Ltd.		74	24,128
	Chungcheong energy service Co., Ltd.		69	3,295
	SK Materials Co., Ltd.		411	10,130
	SK Siltron Co., Ltd.[1]		44,847	36,792
	SK Airgas Co., Ltd.		12	390,967
	Others		31,324	124,499

		￦	149,843	1,817,654

[1]	Trade receivable and others include ￦42,432 million advance paid for the purchase of wafers (See note 35-(9)).

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

34.    Transactions with Related Parties and Others,  continued

	2019
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associate	SK China Company Limited	￦	1	10,883
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		357	799,545
	Hystars Semiconductor (Wuxi) Co., Ltd.		—	—
Other related parties	SK Telecom Co., Ltd.		9,334	7,342
	SK Holdings Co., Ltd.		3,668	151,940
	ESSENCORE Limited		37,823	—
	SK Engineering & Construction Co., Ltd.		6,012	855,621
	SK Energy Co., Ltd.		3,207	24,203
	SK Networks Co., Ltd.		897	7,243
	SKC solmics Co., Ltd.		55	17,463
	Chungcheong energy service Co., Ltd.		13	3,599
	SK Materials Co., Ltd.		360	7,681
	SK Siltron Co., Ltd.[1]		99,203	36,395
	SK Airgas Co., Ltd.		43	277,059
	Others		20,486	102,535

		￦	181,459	2,301,509

[1]	Trade receivable and others include ￦96,216 million advance paid for the purchase of wafers (See note 35-(9)).

(4) Key management compensation

The Group considers registered directors who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for the years ended December 31, 2020, 2019 and 2018 are as follows:

Details	2020		2019	2018
	(In millions of won)
Salaries	￦	5,006	3,849	2,999
Defined benefit plan related expenses		545	406	351
Share-based payment		1,156	954	51

	￦	6,707	5,209	3,401

(5) The right-of-use assets and lease liabilities recognized regarding the lease agreements entered with the Joint venture, HITECH Semiconductor (Wuxi) Co., Ltd, for the year ended December 31, 2020 amount to ￦17,051 million and ￦17,051 million, respectively, and lease payments to the related parties amount to ￦90,627 million for the year ended December 31, 2020. The right-of-use assets and lease liabilities recognized regarding the lease agreements entered with SK Air Gas Co., and other related parties for the year ended December 31, 2020 amount to ￦132,080 million and ￦132,080 million, respectively, and lease payments to the related parties amount to ￦41,593 million for the year ended December 31, 2020.

(6) The Group provides payment guarantee amounting to RMB 702 million for Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group. (See note 35-(7))

(7) The establishment of the subsidiary is explained in Note 1, and the acquisitions and additional investments of associates and joint ventures are explained in Note 11.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

35.    Commitments and Contingencies

(1)     Significant pending litigations and claims of the Group as of December 31, 2020 are as follows:

(a)     Lawsuit from Netlist, Inc. (“Netlist”)

Netlist filed a lawsuit against the Parent Company and its subsidiaries including SK hynix America Inc. and SK hynix memory solutions America Inc. alleging infringement of multiple patents to the U.S. International Trade Commission (“U.S. ITC”), on September 1, 2016 and on October 31, 2017.

The lawsuit filed to the U.S. ITC on September 1, 2016 was provisionally concluded on January 16, 2018 that the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc., did not infringe the patents of Netlist. Netlist filed an appeal against the conclusion; however, the U.S. Federal Court of Appeals rejected the petition on December 12, 2019; accordingly, it is finally concluded that the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc. did not infringe the patents.

Regarding the patent infringement case that was filed on October 31, 2017, the U.S. ITC determined that the Group and its subsidiaries, SK Hynix America Inc. and SK Hynix memory solutions America Inc. did not infringe the patents of Netlist on April 7, 2020. Netlist filed for an appeal on April 29, 2020 and withdrew the appeal on June 23, 2020; accordingly, it is finally concluded that the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc. did not infringe the patents.

In addition, Netlist filed lawsuits against the Parent Company and its subsidiaries, SK hynix America Inc. and SK hynix memory solutions America Inc., with the U.S. District Court for the Central District of California on August 31, 2016 and June 14, 2017, and filed a lawsuit against the Parent Company and its subsidiary, SK hynix America Inc., with the U.S. District Court for the Western District of Texas on March 17, 2020 and June 15, 2020 for infringement of U.S. patent of Netlist. Subsequent to December 31, 2020, Netlist and the Group jointly moved to dismiss the lawsuits on April 20, 2021 and the process is currently ongoing.

(b)     Price-fixing class-action lawsuits in North America

On April 27, 2018, a class action lawsuit against the Parent Company and its subsidiary, SK hynix America Inc., for price fixing by major DRAM companies (period from June 1, 2016 to February 1, 2018) was filed with the U.S. District Court for the Northern District of California. Similar class action lawsuits have been filed with the U.S. District Court for the Northern District of California, the Supreme Court of British Columbia, the Quebec District Court, the Ontario Federal and District Court and the Israel Court. In December 2020, the U.S. District Court in Northern California ruled against all lawsuits filed by plaintiffs, but due to the possibility of plaintiffs’ disobedience, the Group cannot predict the outcome of these lawsuits as of December 31, 2020.

(c)     The antitrust investigation in China

The State Administration for Market Regulation of China initiated to investigate the violation of the antitrust law regarding on primary DRAM businesses’ sales in China in May 2018, and the investigation has been started. The pending case currently is under investigation. As of December 31, 2020, the Group cannot predict the outcome of these investigation.

(d)     Other patent infringement claims and litigation

In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and recognizes liabilities when it represents a present obligation as a result of past event and it is probable that an outflow of resources will arise and a loss can be reliably estimated.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

35.    Commitments and Contingencies,  continued

(2)     Technology and patent license agreements

The Group has entered into a number of patent license agreements with several companies. The related royalties are paid on a lump-sum or running basis in accordance with the respective agreements. The lump-sum royalty payables are recognized as intangible assets, and the amount is amortized on a straight-line basis for the patent license agreement period and recognized as amortization expense.

(3)    Contract for supply of industrial water

The Group has entered into a renewal contract with Veolia Water Industrial Development Co., Ltd. (“Veolia”) under which the Group purchases industrial water from Veolia during the period of June 2018 through May 2023. According to the contract, the Group is obligated to pay base service charges, which are predetermined and additional service charges which are variable according to the amount of water used.

(4)    Back-end process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH”)

The Group has entered into an agreement with HITECH to be provided with post-process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group is liable to guarantee a certain level of margin to HITECH as the Group has priority to use HITECH’s equipment.

(5)    Assets provided as collateral

Details of assets provided as collateral as of December 31, 2020 are as follows:

	Book value		Pledged amount
Category	Currency	Amount	Currency	Amount in USD	Amount in KRW	Remark
	(In millions of won and millions of foreign currencies)
Land and buildings	KRW	55,526	USD	54	58,422	Borrowings for equipment and others
			KRW	—	5,854
Machinery	KRW	5,115,322	USD	7,328	7,973,377
			KRW	—	1,020,000

			USD	7,382	8,031,799
	KRW	5,170,848	KRW	—	1,025,854

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

35.    Commitments and Contingencies,  continued

(6)    Financing agreements

Details of credit lines with financial institutions as of December 31, 2020 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	Hana Bank and others	Import finance including usance	USD	465
		Comprehensive limit contract for import and export including usance	USD	1,010
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	140,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance including usance	RMB USD	2,450 490
SK hynix America Inc. and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	757
Domestic subsidiaries	Hana Bank and others	Import finance including usance	USD	45
		Loans	KRW	20,000

(7)    Details of guarantees provided to others as of December 31, 2020 are as follows:

	Currency	Amount	Remark
	(In millions of U.S. dollars)
Taiwan Semiconductor Manufacturing Company, Limited.[1]	USD	80	Guarantees for supply agreement
Wuxi Xinfa Group Co., Ltd.[2]	RMB	701	Guarantees for borrowing

[1]	The Group received a deposit of ￦1,000 million as collateral from ADTechnology Inc. regarding payment guarantee for Taiwan Semiconductor Manufacturing Company, Limited.

[2]	The Group provides payment guarantee to Wuxi Xinfa Group Co., Ltd. for borrowings and accrued interests of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group.

(8)    Capital commitments

The Group’s commitments in relation to capital expenditures on property, plant and equipment as of December 31, 2020 are ￦3,404,386 million (as of December 31, 2019: ￦232,387 million).

(9)    Long-term purchase agreement for raw materials

The Group has entered into a procurement agreement with SK Siltron Co., Ltd. from 2019 to 2023 for a stable supply of wafer with an advanced payment of ￦150,000 million made in 2017. The advanced payment used in connection with the purchase of wafer during the current period is ￦53,784 million, and the balance of the advance payment as of December 31, 2020, is ￦42,432 million. Meanwhile, SK Siltron Co., Ltd. is providing a certain portion of its property, plant and equipment as collateral to secure the advanced payment.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

35.    Commitments and Contingencies,  continued

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

(11)    Acquisition of the entire NAND business division of Intel Corporation

Pursuant to the resolution of Board of Directors on October 20, 2020, the Group decided to acquire the entire NAND business division of Intel Corporation excluding the Optane division of Non-Volatile Memory Solutions Group. The Group entered into a business transfer agreement with Intel Corporation on October 20, 2020. The entire business division is expected to be transferred in two separate processes through subsidiaries that will be newly established overseas, and payment will be made in two installments. Total consideration amount of US$ 9 billion will be paid with the first installment of US$ 7 billion by the end of 2021 and the second installment of US$ 2 billion by March 2025. The closing of the business transfer depends on the satisfaction of an agreed upon set of conditions that include regulatory approvals of governmental authorities and the agreed termination fee shall be paid when the contract is terminated under certain circumstances.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

36.    Statements of Cash Flows

(1) Reconciliations between profit for the year and net cash inflow from operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019	2018
	(In millions of won)
Profit for the year	￦	4,758,914	2,009,078	15,539,984
Adjustment
Income tax expense		1,478,123	423,561	5,801,046
Defined benefit plan related expenses		251,552	220,999	179,503
Depreciation of property, plant and equipment		8,515,134	7,511,794	5,904,156
Depreciation of investment property		291	37	84
Amortization		960,550	795,169	524,095
Depreciation of right-of-use assets		296,218	313,415	—
Share-based compensation expenses		1,591	1,738	1,163
Loss on disposal of property, plant and equipment		44,955	11,531	59,738
Loss on disposal of intangible assets		4,841	7,668	5,545
Loss on impairment of intangible assets		16,544	71	4,483
Loss on valuation of long-term investment asset		7,273	241,471	1,282
Impairment loss on associate investment		—	1,695	1,695
Loss on valuation of financial liabilities		1,681	—	—
Interest expense		253,468	245,440	94,635
Loss on foreign currency translation		375,504	250,974	181,210
Loss on disposal of trade receivables		6,320	8,564	9,031
Loss(gain) on equity method investments, net		36,279	(24,328)	(14,702)
Gain on disposal of property, plant and equipment		(38,585)	(26,158)	(39,403)
Gain on disposal of intangible assets		(122)	—	—
Gain on valuation of short-term investment assets		(2,592)	(5,811)	(16,740)
Gain on disposal of short-term investment assets		(27,510)	(58,784)	(36,349)
Gain on valuation of long-term investment assets		(1,741,026)	(8,237)	(182,461)
Gain on disposal of long-term investment assets		—	(1,218)	(5,504)
Interest income		(27,872)	(30,062)	(62,478)
Gain on foreign currency translation		(595,266)	(263,012)	(126,094)
Others, net		(9,646)	99	(1,984)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(935,346)	2,214,776	(547,255)
Decrease (increase) in loans and other receivables		5,303	41,676	38,102
Increase in inventories		(843,842)	(851,735)	(1,782,384)
Decrease (increase) in other assets		47,350	114,792	(98,632)
Increase (decrease) in trade payables		222,036	(278,529)	58,773
Decrease in other payables		(6,583)	(16,623)	(16,161)
Increase (decrease) in other non-trade payables		158,514	(645,164)	542,437
Increase (decrease) in provisions		12,008	(42,787)	(25,183)
Increase in other liabilities		46,961	17,605	118,986
Payment of defined benefit liabilities		(585)	(4,120)	(8,862)
Contributions to plan assets		(355,664)	(279,751)	(276,739)

Cash generated from operating activities	￦	12,916,771	11,895,834	25,825,017

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

36.    Statements of Cash Flows,  continued

(2) Details of significant transactions without inflows and outflows of cash for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
	(In millions of won)
Increase in other payables related to acquisition of property, plant and equipment	1,721,481	1,786,787	954,918
Transfer of investment property to property, plant and equipment	—	1,105	984
Transfer of property, plant and equipment to investment property	209,450	—	—

(3) Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of won)
Beginning balance		12,190,505	5,281,937
Adjustments on initial application of IFRS 16[1]		—	1,123,422
Impacts of changes in accounting policies[2]		—	435,423

Beginning balance after adjustments	￦	12,190,505	6,840,782
Cash flows from financing activities
Proceeds from borrowings		5,173,016	9,833,882
Repayments of borrowings		(3,921,310)	(4,585,425)
Payments of lease liabilities		(319,740)	(390,501)
Increase of lease liabilities		293,855	367,687
Foreign currency differences		(557,923)	100,129
Present value discount (interest expense)		43,885	34,508
Interest paid		(6,924)	(10,557)

Ending balance	￦	12,895,364	12,190,505

[1]	Lease liabilities are recognized upon adoption of IFRS 16 as of January 1, 2019.

[2]	Lease liabilities are adjusted considering the enforceable period of lease contracts upon adoption of IFRS 16 interpretation.

SK HYNIX, INC. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

37.    Share-based payment

(1) The Parent Company accounts granted equity-settled share options to the Parent Company’s key management during the year ended December 31, 2020 and the details of share options as of December 31, 2020 are as follows:

	Total numbers of share option granted	Exercised	Forfeited or Cancelled	Outstanding at December 31, 2020
	(In shares)
1st	99,600	—	—	99,600
2nd	99,600	—	—	99,600
3rd	99,600	—	—	99,600
4th	7,747	—	—	7,747
5th	7,223	—	—	7,223
6th	8,171	—	8,171	—
7th	61,487	—	—	61,487
8th	61,487	—	—	61,487
9th	61,487	—	—	61,487
10th	54,020	—	—	54,020
11th	6,397	—	—	6,397

	566,819	—	8,171	558,648

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in Korean Won)
1st	March 24, 2017	March 24, 2017—March 24, 2019	March 25, 2019—March 24, 2022	￦	48,400
2nd	March 24, 2017	March 24, 2017—March 24, 2020	March 25, 2020—March 24, 2023		52,280
3rd	March 24, 2017	March 24, 2017—March 24, 2021	March 25, 2021—March 24, 2024		56,460
4th	January 1, 2018	January 1, 2018—December 31, 2019	January 1, 2020—December 31, 2022		77,440
5th	March 28, 2018	March 28, 2018—March 28, 2020	March 29, 2020—March 28, 2023		83,060
6th	Feb 28, 2019	February 28, 2019—February 28, 2021	March 1, 2021—February 29, 2024		73,430
7th	March 22, 2019	March 22, 2019—March 22, 2021	March 23, 2021—March 22, 2024		71,560
8th	March 22, 2019	March 22, 2019—March 22, 2022	March 23, 2022—March 22, 2025		77,290
9th	March 22, 2019	March 22, 2019—March 22, 2023	March 23, 2023—March 22, 2026		83,470
10th	March 20, 2020	March 20, 2020—March 20, 2023	March 21, 2023—March 20, 2027		84,730
11th	March 20, 2020	March 20, 2020—March 20, 2023	March 21, 2023—March 20, 2027		84,730

(2) Measurement of fair value

The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option at grant date. The inputs used are as follows:

	1st		2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th
Expected volatility		23.23%	23.23%	23.23%	22.50%	25.30%	25.60%	26.17%	26.17%	26.17%	26.15%	26.15%
Estimated fair value of share options (in Korean won)	￦	10,026	9,613	9,296	16,687	18,362	16,505	17,744	16,888	16,093	11,786	11,786
Dividend yield ratio		1.20%	1.20%	1.20%	0.78%	1.23%	1.36%	1.98%	1.98%	1.98%	2.10%	2.10%
Risk free rate		1.86%	1.95%	2.07%	2.38%	2.46%	1.89%	1.82%	1.88%	1.91%	1.59%	1.59%

(3) The compensation expense for the year ended December 31, 2020 was ￦1,591 million (2019: ￦1,738 million and 2018: ￦1,163 million).