Form 20-F
period 2021-12-31
SK TELECOM CO LTD
filed 2022-04-28
CIK 1015650

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
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
SK
T-Tower
65, Eulji-ro,
Jung-gu,
Seoul 04539
, Korea
(Address of principal executive offices)
Ms. Bomi Kang
65, Eulji-ro,
Jung-gu,
Seoul 04539
, Korea
Telephone No.:
+82-2-6100-2114
Facsimile No.:
+82-2-6100-7830
(Name, telephone, email and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing five-ninths of one share of Common Stock	SKM	New York Stock Exchange
Common Stock, par value ￦100 per share	SKM	New York Stock Exchange*
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
217,582,152
shares of common stock, par value ￦100 per share (not including 1,250,992 shares of common stock held by the company as treasury shares).
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
of the Exchange Act).
Yes

☐

No
☒

Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: Seoul, Korea	Auditor Firm ID: 01357

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
All references to “Won,” or “￦” in this annual report are to the currency of Korea and all references to “Dollars,” “U.S. dollar” or “US$” are to the currency of the United States of America.
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
The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 included in this annual report.
Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.
Effective as of November 1, 2021, we conducted a horizontal
spin-off
(the
“Spin-off”)
of our businesses related to the management of our equity interests in certain subsidiaries and investees (the
“Spin-off
Portfolio Companies”) engaged in the semiconductor and certain other non-telecommunications
businesses, including security,
e-commerce
and other new information and communications technologies (“ICT”) businesses (the
“Spin-off
Businesses”). The
Spin-off
was accomplished through the establishment of a new company named SK square Co., Ltd. (“SK Square”), to which our equity interests in the
Spin-off
Portfolio Companies were transferred, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. As a result of the
Spin-off,
our business operations relating to the
Spin-off
Businesses have been accounted for as discontinued operations in our consolidated financial statements as of and for the year ended December 31, 2021 included in this annual report. Similarly, our consolidated statements of income for the years ended December 31, 2019 and 2020 included in this annual report have been restated to present such businesses as discontinued operations. However, our consolidated statements of financial position as of December 31, 2020 included in this annual report have not been so restated. Accordingly, in general, our financial information as of December 31, 2021 appearing in this annual report does not include financial data with respect to such discontinued operations, while our financial information as of December 31, 2020 appearing in this annual report does include financial data with respect to such discontinued operations.
As part of the
Spin-off,
all of our equity interests in SK hynix Co., Ltd. (“SK Hynix”) were transferred to SK Square, effective as of November 1, 2021. As a result, the consolidated financial statements of SK Hynix included in this annual report are as of December 31, 2020 and October 31, 2021 and for the years ended December 31, 2019 and 2020 and for the ten months ended October 31, 2021, in each case pursuant to, and in accordance with, the requirements of Rule 3.09 of Regulation
S-X
of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the financial information of SK Hynix contained in the consolidated financial statements of SK Hynix included in this annual report for the ten months ended October 31, 2021 is not directly comparable to such financial information for the years ended December 31, 2019 and 2020.

FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements,” as defined in Section 27A of the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “may,” “might,” “should” or “could” occur, be taken or be achieved.
Forward-looking statements in this annual report include, but are not limited to, statements about the following:

•
our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our continued implementation of fifth generation wireless technology, which we refer to as “5G” technology;

•
our plans for capital expenditures in 2022 for a range of projects, including investments to expand and improve our 5G network, investments to maintain our fourth generation long-term evolution (“LTE”) network and long-term evolution advanced
(“LTE-A”)
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

•
our efforts to make significant investments to build, develop and broaden our businesses, including developing our next-generation growth businesses in cloud computing, data centers, smart factories, subscription services, metaverse, media and other innovative products and services and to create synergies among our businesses, including through the adaptation of AI technology;

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

•	the success of our various joint ventures, investments, strategic alliances and cooperation efforts as well as other corporate restructuring activities, including the Spin-off;

•	our ability to successfully attract and retain subscribers of our telecommunications-related businesses and customers of our other businesses; and

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

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 1.A.	Directors and Senior Management
Not applicable.

Item 1.B.	Advisers
Not applicable.

Item 1.C.	Auditors
Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	[Reserved]

Item 3.B.	Capitalization and Indebtedness
Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds
Not applicable.

Item 3.D.	Risk Factors
Risks Relating to Our Business
Competition may reduce our market share and harm our business, financial condition and results of operations.
We face substantial competition across all of our businesses, including our wireless telecommunications business. We expect competition to intensify as a result of the development of new technologies, products and services. We expect that such trends will continue to put downward pressure on the rates we can charge our subscribers.
Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. As of December 31, 2021, the collective market share of KT and LG U+ amounted to approximately 55.7% in terms of number of wireless subscribers (including an aggregate of 11.4% attributable to mobile virtual network operators (“MVNOs”) that lease KT’s and LG U+’s respective networks).
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
We believe that an increase in market share of MVNOs and the entrance of new mobile network operators, if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our business, financial position and results of operations.
Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2021, our market share of the fixed-line telephone and VoIP service market was 15.7% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”)) in terms of number of subscribers compared to KT with 56.3% and LG U+ with 19.0%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Amazon Video, leading domestic video streaming platforms such as TVING, Watchaa and Wavve, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2021, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 41.2% and LG U+ with 20.7%. As of December 31, 2021, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 25.0% compared to KT with 36.2% (including its IPTV, cable TV and satellite TV services) and LG U+ with 25.3% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 13.4%.
Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunications services provider in Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. As a result of the merger and the issuance of SK Broadband’s shares to the former shareholders of Tbroad with an aggregate fair value of Won 862.1 billion as of April 30, 2020, we owned approximately 74.3% of SK Broadband’s total outstanding shares as of December 31, 2021. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., for a purchase price of Won 10.4 billion in cash. As a result of such transactions (the “Tbroad Merger”), we became the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2021. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”) to collectively become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2021. In August 2021, KT acquired HCN Co., Ltd. (“HCN”), a major Korean cable TV service provider, through its subsidiary KT Skylife Co., Ltd. (“KT Skylife”).
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
Continued competition from other wireless and fixed-line telecommunications service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business, financial condition and results of operations. In 2021, the monthly churn rate in our wireless telecommunications business ranged from 0.7% to 0.9%, with an average monthly churn rate of 0.8%, which decreased from 1.2% in 2020.
Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.
As we continue to expand our business into areas beyond the traditional wireless and fixed-line telecommunications businesses, we also face competition from major players in the relevant sectors, such as television shopping
(“T-commerce”),
cloud services, data center services and smart factories. Some of our competitors may have stronger brand recognition, more robust technological capabilities and/or more significant financial resources than us in their respective areas of business.
Our ability to compete successfully in all of the businesses in which we operate will depend on our ability to anticipate and respond to various competitive factors affecting the respective industries, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors.
Inability to successfully implement or adapt our network and technology to meet the continuing technological advancements affecting the wireless telecommunications industry will likely have a material adverse effect on our business, financial condition and results of operations.
The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to the currently dominant LTE and 5G technologies. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the continued implementation and enhancement of 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first
5G-compatible
smartphones, and we are in the process of further expanding our 5G network coverage, which we expect to substantially complete within the next several years. KT and LG U+ have also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.
In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. For example, as of January 2019, we discontinued our wireless broadband Internet access (“WiBro”) services, and we also terminated our second generation CDMA wireless services in July 2020. If we are unable to do so on a cost-effective basis, our business, financial condition and results of operations could be adversely affected.
Implementation of new wireless technology and enhancement of existing wireless technology have required, and may continue to require, significant capital and other expenditures, which we may not recoup.
We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2021, 2020 and 2019, we spent Won 1,850.9 billion, Won 1,878.6 billion and 2,514.3 billion, respectively, in capital expenditures to build and enhance our wireless networks. Our continued implementation and expansion of 5G services, which use a higher frequency spectrum than our LTE services, will require additional base stations (which are also commonly referred to as “cell sites”) and other infrastructure, which may result in an increase in our capital expenditures in the future.
We also plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network. In addition, we plan to continue maintaining our LTE network, which we expect will continue to be used by a significant portion of our subscriber base during the near future, as we and our competitors further expand 5G networks and services and wireless service users continue to migrate to the 5G network over time.
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
Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.
Our businesses are generally subject to governmental supervision and various types of regulation.
Rate Regulation.
The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a general decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” The Government may suggest other policy initiatives relating to rate plans of wireless telecommunications service providers in the future, including more affordable subscription plans for 5G wireless services for different customer segments such as those with lower volumes of data usage, and any further changes to our rate plans we make in response to such suggestion may adversely affect our profitability and results of operations.
Technology Standards.
The Government also plays an active role in setting the timetable and quality standards for the adoption and implementation of new technologies to be used by telecommunications operators in Korea. For example, the Government provided such guidance in connection with the introduction of LTE and 5G technologies in the past. The Government may provide similar guidance or recommendations in connection with the adoption and implementation of technologies to be used in future telecommunications services, and it is possible that adherence to such guidance or recommendations promoted by the Government in the future may not provide us with the best commercial returns.
Frequency Allocation.
The Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business, financial condition and results of operations.
MVNOs.
Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which included only us, were required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) to other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks until September 2022. Currently, 13 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has been, and may continue to be, adversely affected.
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
Regulatory Action.
The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT or, depending on the subject matter of the violation, the KCC may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For information about the penalties imposed on us for violating Governmental regulations, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.” Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of monetary penalties by the KCC, could have a material adverse effect on our business. We believe we are currently in compliance with the material terms of all of our cellular licenses.
We are subject to additional regulations as a result of our dominant market position in the wireless telecommunications sector, which could harm our ability to compete effectively.
The Government endeavors to promote competition in the Korean telecommunications markets through measures designed to prevent a dominant service provider from exercising its market power and deterring the emergence and development of viable competitors. We have been designated by the MSIT as the “dominant network service provider” in respect of our wireless telecommunications business. As such, we are subject to additional regulations to which certain of our competitors are not subject. For example, the MSIT has fifteen days to object to any new rates and terms of service reported by us. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.”
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
The ongoing global pandemic of a new strain of coronavirus
(“COVID-19”)
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.
COVID-19,
an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally, has materially and adversely affected the global economy and caused significant volatility and uncertainty in global financial markets to date as well as disrupted our business operations. The World Health Organization declared
COVID-19
as a pandemic in March 2020. We have implemented remote work arrangements for most of our employees at our headquarters and certain other locations from time to time in light of the Government’s recommendation for social distancing. In addition, the travel restrictions imposed by governments in response to the
COVID-19
pandemic has resulted in a decrease in revenue from roaming services, and the pandemic also contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue.
While we do not believe that the
COVID-19
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

•
disruptions in the supply of mobile handsets or telecommunications equipment from our vendors (or components of such mobile handsets and equipment such as semiconductors) as well as in the installation of our network infrastructure;

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
We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the
Spin-off,
and such transactions may negatively impact our business.
We continue to seek opportunities to develop new businesses that we believe are complementary to our existing product and service portfolio and expand our global business through selective acquisitions. We also continue to seek ways to optimize our corporate structure to maximize the value of our traditional businesses on the one hand and newly developed businesses on the other hand. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives as well as corporate reorganizations, some of which may be significant in size.
For example, we completed the Tbroad Merger in April 2020 and became the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. In addition, in June 2019, we acquired a 34.6% interest in Incross Co., Ltd. (“Incross”), a digital advertising company, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses. Furthermore, in order to strengthen our security business and explore potential synergies with our wireless and fixed-line business portfolio, we acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owned 100% of ADT CAPS Co., Ltd. (“Former ADT CAPS”), a leading Korean physical security service company, and two sister companies, CAPSTEC Co., Ltd. and ADT SECURITY Co., Ltd. (which subsequently merged with and into Former ADT CAPS), for Won 696.7 billion in October 2018; a 100% interest in SK Infosec Co., Ltd. (“SK Infosec”), Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Inc., our largest shareholder; and additional shares of id Quantique SA (“id Quantique”), a leading provider of quantum cryptography solutions for data security based in Switzerland, with Won 55.2 billion in cash and Won 5.7 billion in
contribution-in-kind
in 2018 and through our participation in its capital increases in 2019 and 2020. We subsequently combined LSH, Former ADT CAPS and SK Infosec into a single entity through a series of mergers that were completed in March 2021, and the surviving entity, SK Infosec, changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) in March 2021 and then to SK shieldus Co., Ltd. (“SK shieldus”) in November 2021.
We have also pursued other strategic alternatives, such as forming a strategic alliance in October 2019 with Kakao Corp. (“Kakao”), a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the ICT sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for approximately Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for approximately Won 302.3 billion.
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
Furthermore, in December 2020, we spun off our mobility business into a new wholly-owned subsidiary, T map Mobility Co., Ltd. (“T Map Mobility”), in order to enhance its competitiveness and promote its future growth, and we have also formed a strategic partnership with Uber Technologies, Inc. (“Uber”) pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber. In April 2021, we launched through UT LLC a taxi hailing service that integrated our affiliated taxi driver network and mapping and AI technologies with Uber’s ride hailing technology.
In order to pursue enhancement of shareholder value and acceleration of growth of the
Spun-off
Businesses, we effected the
Spin-off
in November 2021. Following the
Spin-off,
we have become primarily focused on our core wireless and fixed-line telecommunications businesses, as our equity interests in the
Spin-off
Portfolio Companies (including our interest in, among others, SK Hynix, SK shieldus, Eleven Street, T Map Mobility, Incross, Content Wavve and id Quantique) comprising our previous semiconductor and new ICT businesses were transferred to SK Square pursuant to the
Spin-off.
Our business operations relating to the
Spin-off
Businesses have been accounted for as discontinued operations in our consolidated financial statements as of December 31, 2021 and for the years ended December 31, 2019, 2020 and 2021 included elsewhere in this annual report.
More recently, in January 2022, we spun off our
AI-enabled
semiconductor business into a new subsidiary, Sapeon Inc. (“Sapeon”), in which we hold a majority equity interest and each of SK Square and SK Hynix holds a minority equity interest. Through Sapeon, we expect to actively collaborate with SK Square and SK Hynix to develop and commercialize next-generation
AI-enabled
semiconductors for applicable-specific uses. Furthermore, in February 2022, we unveiled our new vision entitled “SKT 2.0,” pursuant to which we announced our plan to reorganize our operations into five major business groups, comprising (i) wireless and fixed-line telecommunications, (ii) media (consisting of broadcast and advertising platform, content and
T-commerce
businesses), (iii) enterprise (consisting of data center, cloud and artificial intelligence of things (“AIoT”)), (iv) “AIVERSE” (consisting of subscription, metaverse and AI agent businesses) and (v) “Connected Intelligence” (consisting of future technology areas such as urban air mobility (“UAM”) and autonomous driving). By re-defining
the areas of our business focus and optimizing our customer groups, services and technology for each business group, we intend to pursue the maximization of our overall growth and enterprise value.
While we are hoping to benefit from a range of synergies and efficiencies from the
Spin-off
and our other recent or future acquisitions and corporate reorganizations as well as develop new businesses, we may not be able to successfully complete or integrate such acquisitions, new businesses or reorganized entities and may fail to realize the expected benefits in the near term, or at all. For example, in June 2019, we disposed of our entire interest in our consolidated subsidiaries Shopkick Management Company, Inc. (“SMC”) and Shopkick, Inc. (“Shopkick”), a wholly-owned subsidiary of SMC which operates “shopkick,” a mobile reward points-based in-store
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
Due to the existing high penetration rate of wireless telecommunications services in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our business, financial condition and results of operations.
According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2021 was approximately 139.3%, which was relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease.
Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our business, financial condition and results of operations.
Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.
One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 120.8 billion in 2021, Won 136.6 billion in 2020 and Won 133.1 billion in 2019. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.
The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the increasing popularity of smartphones and data intensive applications among smartphone users has been a major factor for the high utilization of our bandwidth in recent years. Although such trend has been offset in part by the implementation of new technologies that enable more efficient usage of our bandwidth, we expect that the current trend of increased data transmission use by our subscribers will continue to accelerate in the near future as more subscribers migrate to our 5G network and the volume and sophistication of the multimedia content we offer through our wireless data services continue to grow in the 5G environment.
While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, financial condition and results of operations. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business.
In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms were due to expire in 2021 to KT, LG U+ and us, 95 MHz of which was allocated to us in 2021.

See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” We may be required to pay a substantial amount to acquire additional bandwidth capacity in the future in order to meet increasing bandwidth demand or renew the rights to use our existing bandwidth, and we may not be successful in acquiring the necessary bandwidth to meet such demand at commercially attractive terms or at all, which may adversely affect our business, financial condition and results of operations.
We rely on key technology professionals and senior management, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.
Our success depends to a significant extent on the continued service of our research and development and engineering personnel, and our ability to continue to attract, retain and motivate qualified technology professionals including researchers and engineers. In particular, our focus on leading the market in introducing new services has meant that we must aggressively recruit technology professionals with expertise in cutting-edge technologies. Such employees are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all.
The loss of the services of any of our key technology professionals or senior management without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our results of operations.
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
We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunications businesses. We spent Won 2,915.9 billion for capital expenditures in 2021.
We expect to spend a similar amount for capital expenditures in 2022 compared to 2021 for a range of projects, including investments to expand and improve our 5G network, investments to maintain our LTE network and
LTE-A
services, investments to improve and expand our
Wi-Fi
network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid-
to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms were due to expire in 2021 to KT, LG U+ and us, 95 MHz of which was allocated to us in 2021. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” We would be required to spend additional amounts on capital expenditures in connection with building out our networks on such reallocated bandwidths.

In particular, we continue to make significant capital investments to expand and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing number of data intensive mobile applications and use of such applications by smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than currently anticipated to expand the bandwidth capacity of our networks or our customers may have a suboptimal experience when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition and results of operations. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”
As of December 31, 2021, we had Won 2,461.0 billion in contractual payment obligations due in 2022, which mostly involved repayment of debt obligations, payments related to lease liabilities and other short-term leases and leases of low-value
assets and payments related to frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”
We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Any material adverse change in our operational or financial condition could impact our ability to fund our capital expenditure plans and contractual payment obligations. Volatile financial market conditions may also curtail our ability to obtain adequate funding. Inability to fund such capital expenditure requirements may have a material adverse effect on our business, financial condition and results of operations. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. Failure to meet any such increased expenditure requirements or to obtain adequate financing for such requirements on terms acceptable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations.
Termination or impairment of our relationship with a small number of key suppliers for network equipment and for leased lines could adversely affect our business, financial condition and results of operations.
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
We cannot assure you that we will be able to continue to obtain the necessary equipment from one or more of our suppliers. Any discontinuation or interruption in the availability of equipment from our suppliers for any reason could have an adverse effect on our business, financial condition and results of operations. In addition, inability to lease adequate lines at commercially reasonable rates may impact the quality of the services we offer and may also damage our reputation and our business.
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
Our cybersecurity measures may also be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all of our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our cybersecurity occurs or the market perception of the effectiveness of our cybersecurity measures is harmed, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.
In addition, our wireless and fixed-line subscribers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (
i.e.
, “spam”), hacking of personal information, distributed
denial-of-service
attacks and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.
Labor disputes may disrupt our operations.
Although we have never experienced any significant labor disputes, there can be no assurance that we will not experience labor disputes in the future, including protests and strikes, which could have an adverse effect on our business, financial condition and results of operations.
Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year
duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Although we consider our relationship with our employees to be good, there can be no assurance that we will be able to maintain such a working relationship with our employees and will not experience labor disputes resulting from disagreements with the labor union in the future.
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
Our services are currently carried through our wireless and fixed-line networks, which could be vulnerable to damage or interruptions in operations due to fires, floods, earthquakes, power losses, telecommunication failures, network software flaws, unauthorized access, computer viruses and similar events, which may occur from time to time. The occurrence of any of these events could impact our ability to deliver services, we may be liable for damages to our customers caused by such interruptions, our reputation may be damaged and our customers may lose confidence in us, which could have a negative effect on our business, financial condition and results of operations.
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
Fluctuations in the exchange rate between the Won and the Dollar will affect the Dollar equivalent of the Won price of the our common shares on the KRX KOSPI Market. These fluctuations will also affect:

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
Notwithstanding the above, pursuant to a recent amendment to the Telecommunications Business Act which became effective on April 20, 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling until the end of the MSIT’s Public Interest Review (see “Item 4.B Business Overview — Foreign Ownership and Investment Restrictions and Requirements”).
As of December 31, 2021, SK Inc. owned 65,668,397
shares of our common stock, or 30.0%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2021, which we believe was 43.6%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2021, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein.
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
We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown signs of deterioration due to the debilitating effects of the
COVID-19
pandemic. See “— The ongoing global pandemic of a new strain of coronavirus
(“COVID-19”)
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the
COVID-19
pandemic and more recently Russia’s invasion of Ukraine and ensuing sanctions against Russia, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.
Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic;

•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United

States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

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

•
a deterioration in the financial condition or performance of small- and medium-sized
enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean conglomerates and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•
a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of the ongoing
COVID-19
pandemic, which together would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean conglomerates, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries may take) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•
hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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
Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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
Although bilateral summit meetings were held between the two Koreas in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common shares and ADSs.
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
As of December 31, 2021, SK Inc. owned 30.0% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.
We believe that we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2021, which could subject U.S. investors in our common shares or ADSs to significant adverse U.S. federal income tax consequences.
Due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix prior to the
Spin-off,
we believe that we may be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ending December 31, 2021. We do not expect, however, to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future. See “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for additional details.
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

A U.S. holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange (“NYSE”)). Further, it should be noted that only the ADSs and not the common shares are listed on the NYSE. Consequently, a U.S. holder that holds common shares that are not represented by ADSs may not be eligible to make a mark-to-market
election in respect of those common shares.
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
Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 14,653,598 shares as of March 31, 2022, exceeds a specified maximum, which was 59,712,216 shares as of March 31, 2022, subject to adjustment under certain circumstances.
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
We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of our ADSs to effect service of process within the United States, or to enforce against us any judgments obtained from the United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.
We are generally subject to Korean corporate governance and disclosure standards, which may differ from those in other countries.
Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the SEC and listed on the NYSE, we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the NYSE. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public
companies in other countries. Such differences in corporate governance standards and less public information available could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company
As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art
wireless technologies. We had 31.9 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2021, representing a market share of 44.3%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.
In February 2012, we acquired an equity stake in SK Hynix, one of the world’s largest memory-chip makers by revenue, for an aggregate purchase price of Won 3.4 trillion, and became its largest shareholder. In November 2021, we transferred all of our 20.1% equity interest in SK Hynix to SK Square pursuant to the
Spin-off,
as further described below.
Effective as of November 1, 2021, we conducted the
Spin-off,
pursuant to which we spun off our equity interests in certain subsidiaries and investees (collectively comprising the
Spin-off
Portfolio Companies) engaged in the semiconductor and certain other non-telecommunications
businesses, including our security,
e-commerce
and

other new ICT businesses (collectively comprising the
Spin-off
Businesses) to SK Square, a newly established holding company, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock.
In connection with the
Spin-off,
we also engaged in a
5-to-1
stock split of our common stock (the “Stock Split”), pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 represented five-ninths of one share of our common stock. On March 31, 2022, we had a market capitalization of approximately Won 13.2 trillion (US$10.7 billion, as translated at the noon buying rate of March 31, 2022) or approximately 0.1% of the total market capitalization on the KRX KOSPI Market, making us the 26th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing five-ninths of one share of our common stock, have traded on the NYSE since June 27, 1996.
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
There are currently three mobile network operators in Korea: us, KT and LG U+. As of December 31, 2021, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 31.0% and 24.7%, respectively (compared to our market share of 44.3%), each including MVNO subscribers leasing the respective networks. As of December 31, 2021, MVNOs had a combined market share of 14.4%, of which MVNOs leasing our networks represented 3.0%, MVNOs leasing KT’s networks represented 7.4% and MVNOs leasing LG U+’s networks represented 3.9%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 23.6 lines per 100 population as of December 31, 2021, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 139.3 subscribers per 100 population as of December 31, 2021. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(In thousands, except for per population amounts)
Population of Korea (1)	51,639	51,829	51,850
Wireless Subscribers (2)	71,920	69,542	67,937
Wireless Subscribers per 100 Population	139.3	134.2	131.0
Telephone Lines in Service	12,212	12,859	13,600
Telephone Lines per 100 Population	23.6	24.8	26.2

(1)	Source: The Ministry of the Interior and Safety.
(2)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.
Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2021, approximately 60.7 million Korean wireless subscribers owned Internet-enabled handsets capable of accessing wireless Internet services, including 53.5 million subscribers that own smartphones that had direct access to the Internet using mobile Internet technology.
The table below sets forth certain penetration information regarding the number of Internet-enabled handsets, smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(In thousands, except for percentage data)
Number of Wireless Internet-Enabled Handsets	60,689	59,886	58,812
Number of Smartphones	53,465	52,223	51,132
Total Number of Wireless Subscribers (1)	71,920	69,542	67,937
Penetration of Wireless Internet-Enabled Handsets	84.4%	86.1%	86.6%
Penetration of Smartphones	74.3%	75.1%	75.3%

(1)	Includes subscribers of non-mobile phone wireless services, including services for tablet computers, wearable devices, IoT devices and others.
In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2021, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 22.9 million.
In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(In thousands)
Number of Broadband Internet Access Subscribers (1)	22,944	22,327	21,762
Number of IPTV Subscribers	20,628	19,364	18,021

(1)
Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections;
fiber-to-the-home,
or FTTH, connections and satellite connections.

Item 4.B.	Business Overview
Overview
We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art
wireless and fixed-line technologies and services as well as other new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services and metaverse platform-based services.
Our operations are reported in three segments:

•
cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions, platform services, cloud services, smart factory solutions, subscription services and metaverse platform-based services;

•
fixed-line telecommunications services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services; and

•	other businesses, which include our T-commerce business and certain other miscellaneous businesses.
Our Business Strategy
We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses by leveraging our AI and digital infrastructure technologies. In pursuit of such objectives, we plan to further utilize our big data analysis capabilities to create products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer, and offer a variety of subscription-based marketing services and meterverse platform services. In doing so, we plan to actively collaborate with the new ICT businesses operated by the
Spin-off
Portfolio Companies (comprising our former subsidiaries and investees that were spun off to SK Square pursuant to the
Spin-off)
as well as other affiliates of the SK Group and third parties. By doing so, we strive to become a socially respected “AI & Digital Infrastructure Service Company” as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a socially respected “AI & Digital Infrastructure Service Company,” we have undertaken the following strategic initiatives:

•
Maintain our leadership in the wireless services business by offering innovative 5G services and customer-oriented products and services and evolve into a subscription-based marketing company
. We plan to maintain our leadership in the wireless services business by offering innovative 5G services that provide differentiated subscriber experiences. We also plan to promote the proliferation of 5G services by offering services and content that are specialized for the 5G environment, such as cloud gaming, hands-on
experience services, metaverse platform-based services and
e-sports.
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

•
Develop our next-generation growth businesses through hyper-collaboration
. We believe that we have evolved from being a domestic telecommunications provider in Korea to possessing the fundamental capabilities that enable us to pursue a broad range of collaboration in the field of ICT with both domestic and international partners, including the
Spin-off
Portfolio Companies. We have formed strategic partnerships with industry leaders to create synergies in various areas, such as 5G cloud gaming, mobile edge computing (“MEC”) and
e-sports,
and we are continually expanding the areas for collaboration. We aim to create an environment for “hyper-collaboration” to develop and foster our next-generation growth businesses, including media (consisting of broadcast and advertising platform, content and
T-commerce
businesses), enterprise (consisting of data center, cloud and AIoT businesses), AIVERSE (consisting of subscription, metaverse and AI agent businesses) and Connected Intelligence (consisting of future technology areas such as UAM and autonomous driving).

•
Develop our technological capabilities and new products and services to support our 5G network.
We aim to continue developing cutting-edge technologies that will be adopted as the technological standard for 5G services. In addition, we will seek to apply our 5G infrastructure and capabilities to our various other key businesses such as media, enterprise, AIVERSE and Connected Intelligence to create unique new products and services geared to serve evolving customer needs. Furthermore, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our 5G network.

•
Pursue sustainable management to seek mutual growth with the broader society
. The SK Management System, which is the business philosophy and foundation of corporate culture of the SK Group, includes as a key component the goal of growing together with the broader society by contributing to its economic growth, creating social value and promoting environmentally friendly technology. Based on a socially accountable governance system led by the Corporate Citizenship Committee of our board of directors, we aim to pursue the “double bottom line” of achieving long-term shareholder value while creating social value by leveraging our business capabilities, thereby contributing to the well-being of all stakeholders and the enhancement of our corporate value in the long-term.

As part of our ongoing efforts to pursue such strategies, effective as of November 1, 2021, we conducted the
Spin-off,
pursuant to which we spun off our equity interests in certain subsidiaries and investees (comprising the
Spin-off
Portfolio Companies) engaged in semiconductor and certain other non-telecommunications
businesses, including our security,
e-commerce
and other new ICT businesses (collectively comprising the
Spin-off
Businesses) to SK Square, a newly established holding company, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. See “Certain Defined Terms and Conventions Used in this Annual Report” for the accounting treatment of the
Spin-off
in our consolidated financial statements included in this annual report.
Furthermore, in February 2022, we unveiled our new vision entitled “SKT 2.0,” pursuant to which we announced our plan to reorganize our operations into five major business groups, comprising wireless and fixed-line telecommunications, media, enterprise, AIVERSE and Connected Intelligence. By re-defining
the areas of our business focus and optimizing our customer groups, services and technology for each business group, we intend to pursue the maximization of our overall growth and enterprise value.
Cellular Services
We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 31.9 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2021, representing a market share of 44.3%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually expanding our 5G network coverage and enhancing service quality. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2021	2020	2019
	(in thousands)
Network
5G	9,911	5,476	2,084
LTE	20,198	22,848	25,022
WCDMA	1,660	2,920	3,986
CDMA (1)	115	139	443

Total	31,884	31,384	31,535

(1)
In July 2020, we terminated our second generation wireless services using our CDMA network. CDMA subscribers as of December 31, 2021 consist of subscribers who have not upgraded to our other networks or terminated their subscriptions as of such date.

In 2021, 2020 and 2019, our cellular services segment revenue was Won 12,718.5 billion, Won 12,348.0 billion and Won 12,223.8 billion, respectively, representing 75.9%, 76.8% and 79.3%, respectively, of our consolidated revenue from continuing operations.
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
We provide a
voice-over-LTE
service, known as our “HD Voice” service, to all of our LTE and 5G subscribers featuring high-quality voice transmission, fast call connection, voice-to-video
call switching and digital content sharing during calls. We also offer our subscribers a wide range of wireless data transmissions services. Our messaging service allows our subscribers to send and receive text, graphic, audio and video messages. In addition, our subscribers can access a wide variety of digital content and services through mobile applications providing music, video, gaming, news, commerce, metaverse community and financial services as well as solutions that enable subscribers to access the Internet and
e-mail.
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
Through our subsidiary SK Telink Co., Ltd. (“SK Telink”), we also operate our MVNO business under the brand “SK 7Mobile,” which we believe offers excellent quality at reasonable rates utilizing SK Telecom’s wireless networks. SK Telink is focused on developing low-cost
distribution channels and targeting niche customer segments that have a lower average revenue per user than that of SK Telecom’s subscriber base.
In addition, we provide interconnection service to connect our networks to domestic and international fixed-line and other wireless networks. See “— Interconnection” below.
Wireless Device Sales
We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). As of December 31, 2021, approximately 24.5 million, or 76.9%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 23.9 million subscribers, or 76.3%, as of December 31, 2020. We purchase a substantial majority of our wireless devices from Samsung Electronics and Apple.
Smartphones and Basic Phones
.    We offer smartphones that are enabled to utilize our digital wireless networks and run on various operating systems, such as Apple iOS and Google Android. We also offer basic phones that have the ability to access wireless Internet services.
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
device. See “— Rate Plans” below.
Wearable Devices
.    We offer various wearable devices, which primarily comprise smart watches. These devices utilize our digital wireless networks and have specific features for the relevant target customer. We offer targeted rate plans that are specific to these wearable devices. See “— Rate Plans” below.
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
We provide network access and customized IoT solutions to our business customers. Our IoT services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop
cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2021, Cloud EMS had more than 200 customers, mostly from energy-intensive industries such as the petrochemical industry as well as the luxury retail industry.
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
We offer a variety of smart devices based on NUGU, such as the NUGU Candle series, an AI speaker which offers NUGU-based services, “NUGU nemo,” a smart speaker with a touchscreen, “NUGU CHIPS,” a wireless charging dock compatible with certain Samsung Galaxy smartphones that automatically converts the smartphone being charged into a NUGU-capable device, and “albert AI,” an educational device that teaches children how to code.
We have also integrated NUGU into our B tv service as further discussed in “— Fixed-line Telecommunications Services — Advanced Media Platform (including IPTV and Cable TV Services).” In addition, we integrated NUGU into our “T phone” service, which offers our customers a number of convenient call functions, such as a spam-call blocking function and a search function that informs customers of the phone numbers of shops, hospitals and other facilities closest to the customer’s current location.
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

Other New Businesses
In recent periods, we have launched a variety of new businesses leveraging our capabilities in telecommunications technology and ICT, and we are continuing to invest in these and other emerging new business areas, including the following:

•
Cloud services
. We are developing a variety of integrated cloud services based on our advanced 5G MEC technology and platform for business customers that require secure and ultra-low
latency communications, focusing on the media, logistics, healthcare, finance and manufacturing industries. We completed the construction of MEC infrastructure at four strategic locations during 2020 and we launched our first
MEC-based
cloud service, “5GX Edge Cloud,” in collaboration with Amazon Web Services in December 2020. We have also entered into strategic partnerships with a number of other leading cloud service providers to pursue further collaboration on
MEC-based
cloud services.

•
Smart Factory Solutions
. We provide tailored smart factory solutions that leverage our 5G and other wireless technology infrastructure as well as our capabilities in AIoT technology and big data analysis to cater primarily to businesses in high-tech industries. Our smart factory solutions cater to the various needs of our customers including those related to manufacturing process, quality control, equipment management, industrial safety and logistics.

•
Subscription service
. In August 2021, we launched a subscription-based membership service under our “T Universe” brand name. T Universe currently offers two types of subscription packages, T Universe Pass Mini and T Universe Pass All, both of which offer free shipping and discount coupons on merchandise purchases made on the Amazon Global Store, which operates on Eleven Street’s 11st
e-commerce
platform. T Universe Pass All offers an additional membership benefit of the subscriber’s choice among various options, including discounts from one of several participating food and beverage store chains and delivery service providers, online video streaming and music services, and access to a cloud storage service. In order to continue expanding our T Universe membership base, we plan to pursue additional business partnerships with popular consumer brands and service providers to increase the number and appeal of the businesses that participate in the T Universe subscription program and continue to invest in improving our customers’ user experience.

•
Metaverse.
In July 2021, we launched a metaverse community platform called “Ifland.” Ifland, which is available as a mobile application on the Google Android and the Apple iOS operating systems, allows users to create personal avatars and communicate with other users by joining one or more of Ifland’s thousands of active virtual communities. Users can also create their own communities. In addition, businesses and public institutions have been actively promoting their services, products and events on the Ifland platform. Since its launch, our Ifland mobile application has been able to quickly increase its user base, reaching over 975,000 monthly active users in December 2021, and we plan to further enhance our customers’ user experience by adopting an open-ended platform structure and supporting economic transactions on the platform through the use of block chain and non-fungible
token technologies.

Rate Plans
We offer our wireless telecommunications services on both a postpaid and prepaid basis. Substantially all of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2021. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom pursuant to which a subscriber is billed in advance a monthly fixed service fee in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.
Basic Rate Plans.
We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. Our 5G services are provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 55,000 to Won 125,000 per month. As of December 31, 2021, approximately 7.0 million subscribers had subscribed to the “5GX” plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. In 2021, a majority of our new LTE subscribers subscribed to the “T” plans. In January 2021, we also launched
“Un-tact”
plans that are exclusively available through our online distribution channel, ranging from Won 38,000 to Won 62,000 per month for 5G services and from Won 22,000 to Won 48,000 per month for LTE services.
Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month.
We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.
In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0” plans for smartphone users who are 24 years old or younger tailored for younger demographics, our “0 Teen” plans for teenagers who are 18 years old or younger, our “ZEM” plans for children who are 12 years old or younger and our “5G Happiness (
Haengbok-nuri
)” discounted plans for customers with visual impairment or hearing loss.
For our T
Pocket-Fi
device, we provide a fixed monthly data transmission allowance of 10GB for Won 16,500 per month and 20GB for Won 24,750 per month.
With respect to the wearable devices that we offer, we offer targeted rate plans for smart watches that range from Won 11,000 to Won 12,100 per month.
Data
Add-on
Rate Plans.
We offer a variety of optional
“add-on”
rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds. For example, we offer specialized add-on
data plans such as our “Subway Free” plan, which offers unlimited wireless data usage on subway platforms and inside subways, and our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, each for a fixed rate of Won 9,900 per month.
For certain rate plan subscribers, we also offer unlimited access to the wavve video streaming service through our “wavve and Data Plus” plan at no additional cost or at a discounted rate of Won 2,400 or Won 12,300 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,800 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance.
Roaming Plans.
Our representative international roaming service plans include our “baro 3GB,” “baro 4GB and “baro 7GB” plans for long-term travel, which provide fixed data transmission allowances of 3GB, 4GB or 7GB that can be used over a specified number of days in approximately 125 countries for Won 29,000, Won 39,000 and Won 59,000, respectively, as well as our “baro OnePass 300” and “baro OnePass 500” plans suitable for short-term travel, which are fixed rate plans that provide data roaming of 300MB for Won 9,900 per day and 500MB for Won 16,500 per day, respectively, and are available in 185 countries. We also offer our “baro OnePass VIP”plan, which provides unlimited data roaming for Won 19,000 per day in 102 countries. All of our “baro” plans include free high-quality data voice calls to Korea through our T phone application. We also provide to all of our roaming service subscribers an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges).

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
5G Network.

5G is the
state-of-the-art
wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first
5G-compatible
smartphones, and we are in the process of further expanding our 5G network coverage, which we expect to substantially complete within the next several years. Our 5G services provided a maximum data transmission speed of 2.75 Gbps, and our 5G penetration was 41.6% as of December 31, 2021. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.
We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2021, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 930 Mbps compared to 763 Mbps for KT’s 5G network and 712 Mbps for LG U+’s 5G network.
LTE Network.

LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our WCDMA network. Since first commencing our LTE services in July 2011 and
LTE-A
services, which use carrier aggregation technology that combines spectrum frequencies to improve data transmission speeds, in June 2013, we have developed and launched various upgraded LTE networks and services providing faster network speeds, enhanced connectivity and broader coverage areas. In February 2018, we launched four-band
LTE-A
services utilizing 4x4 multiple-input multiple-output (“MIMO”) technology providing for data transmission speeds of up to 1 Gbps, and we commenced five-band
LTE-A
services using 4x4 MIMO technology that provide data transmission speeds of up to 1.15 Gbps in March 2019 and up to 1.25 Gbps in March 2020. With these developments in LTE technology, our LTE penetration increased to a peak of 79.3% as of December 31, 2019 compared to 49.3% as of December 31, 2013, before decreasing to 63.3% as of December 31, 2021 as a result of the ongoing customer migration to the 5G network. We expect that wireless services based on LTE technology will continue to be used by a significant portion of our users in the near future, as we and our competitors further expand 5G networks and services and wireless service users continue to migrate to the 5G network over time, and plan to continue to deploy improved
LTE-A
technology to increase the maximum data transmission speed of our services.
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
We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2021, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us.
The nationwide average download speed of our LTE network was 208.2 Mbps compared to 138.2 Mbps for KT’s LTE network and 104.4 Mbps for LG U+’s LTE network.
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
Wi-Fi
Network.
Wi-Fi
technology enables our subscribers with
Wi-Fi-capable
devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build
Wi-Fi
access points in 2010 and, as of December 31, 2021, we had more than 104,000
Wi-Fi
access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each
Wi-Fi
access point typically has a radius of approximately
20-30
meters, some of our
Wi-Fi
hot zones, which have multiple
Wi-Fi
access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.
LoRa Networks
.    A
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
Network Infrastructure
The principal components of our wireless networks are:

•
base stations (or cell sites)
,
which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

•
switching stations
,
which switch voice and data transmissions to their proper destinations, which may be, for instance, a mobile phone of one of our subscribers (for which transmissions would originate and terminate on our wireless networks), a mobile phone of a KT or LG U+ subscriber (for which transmissions would be routed to KT’s or LG U+’s wireless networks, as applicable), a fixed-line telephone number (for which calls would be routed to the public switched telephone network of a fixed-line network operator), an international number (for which calls would be routed to the network of a long distance service provider) or an Internet site; and

•	transmission lines , which link base stations to switching stations and switching stations with other switching stations.
As of December 31, 2021, our 5G, LTE and WCDMA networks had an aggregate of 58,385 base stations. As we continue to expand our 5G network coverage, the number of our base stations is expected to increase accordingly.
We have purchased substantially all of the equipment for our networks from Samsung Electronics, Ericsson–LG and Nokia. Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking base stations to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every base station and switching station. In places where we have not installed our own transmission lines, we have leased lines from KT and LG U+.
We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.
We use a wireless network surveillance system. This system oversees the operation of base stations and allows us to monitor our main equipment located throughout the country from one monitoring station. The automatic inspection and testing provided to the base stations lets the system immediately rebalance to the most suitable setting, and the surveillance system provides for automatic dispatch of repair teams and quick recovery in emergency situations.
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
We strive to improve subscriber retention through our T Membership program, which is a membership service available to our wireless subscribers. Our T Membership program provides various membership benefits to its members such as discounts with our membership partners for dining, shopping, entertainment and travel, membership points accumulation, access to our online membership shopping mall and invitations to various promotional events. Although our competitors also have similar membership programs, we believe that our T Membership program has a competitive advantage over our competitors’ membership programs due to our large subscriber base and breadth of membership benefits.
Distribution.
We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,140 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.
As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to receive detailed information on our subscription services and “T Factory” stores to further experience certain of our services such as our services that are available through our IoT solutions and platform services. In October 2020, we opened the first T Factory, a facility that offers a wide range of experiences with wireless devices as well as our subscription services and also includes an unmanned store that is open seven days a week and 24 hours a day.
As of December 31, 2021, we operated 790 T Premium Stores and 50 T Factory stores.
In addition, we operate an online distribution channel, “T Direct Shop,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We also operate a dedicated online shop on 11st, our former subsidiary Eleven Street’s
e-commerce
marketplace. In light of increasing customer preference for online service amid the ongoing
COVID-19
pandemic, the level of distribution of our wireless

devices and our services through online channels has significantly increased in recent years. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T Direct Shop can opt to pick up their devices at one of our offline stores.
Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2021, we had an aggregate of Won 63.6 billion outstanding in loans to authorized dealers.
Customer Service.
We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard-Service Quality Index, for 24 years, 24 years and 22 years, respectively.
Fixed-line Telecommunications Services
We offer fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services) and business communications services through our fixed-line telecommunications services segment. Our fixed-line telecommunications services are provided by our subsidiary, SK Broadband. The following table sets forth historical information about our subscriber base for our fixed-line telecommunications services for the periods indicated:

	As of December 31,
	2021	2020	2019
	(in thousands)
Fixed-Line Telephone (including VoIP) (1)	3,634	3,753	3,913
Broadband Internet (2)	6,581	6,476	5,469
IPTV (3)	6,137	5,657	5,193
Cable TV	2,863	2,929	—

(1)
Includes subscribers to VoIP services of SK Broadband and, in the cases of as of December 31, 2019 and 2020, SK Telink Co., Ltd. (“SK Telink”). SK Broadband acquired SK Telink’s VoIP and ancillary service business in April 2021.

(2)	Excludes dedicated broadband Internet lines for Internet cafes.

(3)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.
In 2021, 2020 and 2019, our fixed-line telecommunications services segment revenue was Won 3,677.7 billion, Won 3,432.2 billion and Won 2,959.3 billion, respectively, representing 22.0%, 21.3% and 19.2%, respectively, of our consolidated revenue from continuing operations.
As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, we completed the Tbroad Merger in April 2020. We currently own approximately 74.3% of SK Broadband’s total outstanding shares. See “Item 3.D. Risk Factors — Risks Relating to Our Business — We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the
Spin-off,
and such transactions may negatively impact our business.”
Fixed-line Telephone Services
Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31,

2021, we had approximately 3.6 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband). Our fixed-line telephone services are primarily offered under the “B phone” brand name. A portion of our fixed-line telephone services were previously provided through the VoIP services of our subsidiary SK Telink that targeted corporate customers, which business was acquired by SK Broadband in April 2021.
Broadband Internet Access Services
Our broadband Internet access network covered more than 86% of households in Korea as of December 31, 2021. As of December 31, 2021, we had approximately 6.5 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from “Giga Premium,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps, to “Giga Premium×10,” which provides data transmission speeds of up to 10 Gbps.
Advanced Media Platform (including IPTV and Cable TV Services)
As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.
We have offered
video-on-demand
services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 267 high definition channels depending on the subscription service as of December 31, 2021, as well as pay-per-view
and subscription-based
video-on-demand
services providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2021, we had approximately 6.1 million IPTV subscribers. In January 2018, we launched B tv × NUGU, which is an all-in-one
set top box that incorporates NUGU voice recognition technology and can search for and play media content as well as connect to our Smart Home service through voice commands. In July 2019 and August 2019, respectively, we launched an updated set top box called “Smart 3” set top box, which provides Google Assistant capabilities in addition to our NUGU technology, and “AI 2,” which integrates a stereo system with enhanced audio quality and improved NUGU voice recognition capabilities using beam forming technology.
In November 2021, we launched our “Apple TV 4K” set top box in collaboration with Apple, which offers a convenient solution for customers to experience our high definition IPTV services as well as other types of Apple
iOS-based
entertainment services (such as the Apple TV+ video streaming service) while providing seamless integration with other Apple
iOS-based
hardware. The Apple TV+ video streaming service is also available on other types of our latest set top boxes. In January 2022, we introduced “Play Z,” an innovative home entertainment platform supported by a portable set top box that can be connected to television sets and personal computers. Play Z allows customers to search for and purchase content offerings from a variety of popular online video streaming services, and also offers free advertising-supported television streaming contents and other video-on-demand
offerings as well as other forms of home entertainment including video games and karaoke.
Following the Tbroad Merger, we also offer cable TV services under the “B tv Cable” brand with access to as many as 220 channels. As of December 31, 2021, we had approximately 2.9 million cable TV subscribers.
In order to strengthen our content generation capabilities, we established a new subsidiary, Media S Co., Ltd. (“Media S”), which currently operates two TV channels, “Channel S,” which primarily broadcasts entertainment contents, and “Channel S
Dong-neh-bang-neh
,” which specializes in regional contents. Some of the contents broadcasted on these two channels are original contents co-produced
by Media S and leading entertainment production companies. We plan to further invest in developing additional original video contents to increase the attractiveness of the channels operated by Media S.
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
visits.
Rate Plans
For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 86% of subscribers to our broadband Internet services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 30,800 to Won 67,650 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line communication services with our wireless services and physical security services, respectively.
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
service.
Other Businesses
We strive to continually diversify our products and services and develop new businesses that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2021, 2020 and 2019, the revenue of our other businesses segment, which primarily consisted of our
T-commerce
and portal service businesses following the elimination of our discontinued operations and re-segmentation
of certain of our businesses reflecting the effect of the
Spin-off
(see “Item 4.A. History and Development of the Company” and “Item 5.A. Operating Results—Overview”), was Won 352.4 billion, Won 307.6 billion and Won 233.3 billion, respectively, representing 2.1%, 1.9% and 1.5%, respectively, of our consolidated revenue from continuing operations.
T Commerce
We operate a
T-commerce
network, “SK stoa,” through our consolidated subsidiary SK Stoa, which offers a broad assortment of goods and services through pre-recorded
television programming. The goods and services promoted on SK stoa’s
T-commerce
programming can be purchased through telephone orders, SK stoa’s mobile application or online open marketplace, or a virtual application appearing on the television screen using the viewer’s remote controller. In March 2019, SK Stoa launched “SK stoa ON,” which offers searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand
capabilities. SK Stoa launched its own fashion brands, “Hellen Karen” and “indicode,” in September 2019 and February 2021, respectively. SK stoa also acts as the exclusive
T-commerce
distributor for certain products and services of SK Group companies, such as food, electronics, home appliances and car rentals.
Portal Service
We offer a portal service under our “Nate” brand name through SK Communications. Nate can be accessed through its website, www.nate.com, or through its mobile application. Nate offers a wide variety of content and services, including Nate Search, an Internet search engine, Nate News, which provides a library of articles about current events, sports, entertainment and culture, and Nate Pann, a user-generated content service as well as access to free
e-mail
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
Wireless-to-Fixed-line.
    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 7.96 per minute, Won 8.56 per minute and Won 9.15 per minute for 2021, 2020 and 2019, respectively.
Fixed-line-to-Wireless.
    The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless
interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 10.33 per minute, Won 10.61 per minute and Won 11.64 per minute for 2021, 2020 and 2019, respectively.
Wireless-to-Wireless.
    Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless
interconnection rate set out in the table above.
Our revenues from the
wireless-to-wireless
interconnection charges were Won 458.6 billion in 2021, Won 449.1 billion in 2020 and Won 463.8 billion in 2019. Our expenses from these charges were Won 459.6 billion in 2021, Won 451.6 billion in 2020 and Won 464.1 billion in 2019.
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

The following table shows the market share information, based on number of subscribers, as of December 31, 2021, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Wireless Service (1)	44.3%		31.0%		24.7%		—%
LTE Service (1)	42.1		30.4		27.6		—
5G Service (1)	50.7		25.6		23.7		—
Fixed-Line Telephone (including VoIP)	15.7		56.3		19.0		9.1
Broadband Internet	28.7		41.2		20.7		9.4
Pay TV (2)	25.0	(3)	36.2	(4)	25.3	(5)	13.4

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

(3)	Consists of 17.1% from our IPTV service and 8.0% from our cable TV service.

(4)
Consists of 25.4% from KT’s IPTV service, 7.2% from its satellite TV service provided through KT Skylife and 3.5% from KT’s cable TV service provided through HCN, which was acquired by KT in August 2021.

(5)	Consists of 14.9% from LG U+’s IPTV service and 10.5% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.
Cellular Services
As of December 31, 2021, we had 31.9 million subscribers, representing a market share of approximately 44.3%, including MVNO subscribers leasing our networks. As of December 31, 2021, KT and LG U+ had 22.3 million and 17.7 million subscribers, respectively, representing approximately 31.0% and 24.7%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks. As of December 31, 2021, we had 9.9 million 5G subscribers and KT and LG U+ had 5.0 million and 4.6 million 5G subscribers, respectively, each including MVNO subscribers leasing its networks. As of December 31, 2021, we had 20.2 million LTE subscribers and KT and LG U+ had 14.7 million and 13.3 million LTE subscribers, respectively, each including MVNO subscribers leasing its networks.
In 2021, we had 4.9 million activations and 4.4 million deactivations. For 2021, our monthly churn rate ranged from 0.7% to 0.9%, with an average monthly churn rate of 0.8%, which decreased from 1.2% in 2020. In 2020, we gained 40.5% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 27.1% and LG U+ with 32.4%.
Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 13 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2021, MVNOs had a combined market share of 14.4%, of which MVNOs leasing our networks represented 3.0%, MVNOs leasing KT’s networks represented 7.4% and MVNOs leasing LG U+’s networks represented 3.9%.
In addition, other companies may enter the wireless network services market. New entries in such market have historically required obtaining requisite licenses from the MSIT. However, pursuant to an amendment to the Telecommunications Business Act that went into effect in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement, which may have the effect of encouraging new entries into the Korean wireless network services market in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”
Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with our marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 25.6% in 2019, 26.1% in 2020 and 26.6% in 2021. While our marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, have slightly increased in each of the last two years primarily due to increased marketing activities following the introduction of our 5G wireless services, we believe that the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria, have contributed to the general stabilization of our marketing expenses in recent years. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Rate Regulation” below.
We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.
Fixed-Line Telecommunications Services
Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2021, our market share of the fixed-line telephone and VoIP service market was 15.7% (including the services provided by SK Broadband) in terms of number of subscribers compared to KT with 56.3% and LG U+ with 19.0%.
We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 86% of households in Korea as of December 31, 2020. As of December 31, 2021, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 41.2% and LG U+ with 20.7%.
Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2021, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) in terms of number of subscribers was 25.0% compared to KT with 36.2% (including its IPTV, cable TV and satellite TV services) and LG U+ with 25.3% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 13.4%. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Amazon Video, leading domestic video streaming platforms such as TVING, Watchaa and Wavve, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.
Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, as a result of which we have become the third-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2020. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision to become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2021. In August 2021, KT acquired HCN, a major Korean cable TV service provider, through its subsidiary KT Skylife. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.
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

Other Investments and Relationships
We have investments in several other businesses and companies and have entered into various business arrangements with other companies. As of December 31, 2021, our principal investments included our 15.0% equity interest in KEB HanaCard Co., Ltd. (“KEB HanaCard”), a leading credit card company in Korea. KEB HanaCard offers certain credit card products that provide for discounts on some of our wireless network services and integrate T Membership benefits, among other features.
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
Telecommunications service providers are currently classified into two categories: network service providers and value-added service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we were previously required to obtain a license from the MSIT for the services we provide. However, an amendment to the Telecommunications Business Act, pursuant to which companies meeting certain regulatory criteria may become a network service provider without a separate license requirement, went into effect in June 2019. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA and WiBro technologies, fourth generation wireless telecommunications services using LTE technology and fifth generation wireless telecommunications services using 5G technology.
The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT or, depending on the subject matter of the violation, the KCC may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network service provider that wants to cease its business or dissolve must notify its users 60 days prior to the scheduled date of cessation or dissolution and obtain MSIT approval.
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

Competition Regulation
The KCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KCC is required to notify the Minister of the MSIT upon ordering certain corrective measures.
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
Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunications network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. The expiration of such system has been extended to September 22, 2022 pursuant to an amendment to the Telecommunications Business Act. Currently, 13 MVNOs provide wireless telecommunications services using the networks leased from us.
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
In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. We cannot provide assurance that we will not provide other rate discounts or lower-priced subscription plans in the future to comply with the Government’s public policy guidelines or suggestions.

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
Frequency Allocation
The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our base stations. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2021, 2020 and 2019, the fee amounted to Won 120.8 billion, Won 136.6 billion and Won 133.1 billion, respectively.
We currently use 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum and 800 MHz of bandwidth in the 28 GHz spectrum for our 5G services. In 2020, we recognized an impairment loss of Won 186.0 billion in connection with the frequency usage rights for the 800 MHz of bandwidth in the 28 GHz spectrum as the carrying amount exceeded the recoverable amount. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.
In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms were due to expire in 2021 to KT, LG U+ and us, 95 MHz of which was allocated to us in 2021. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.”
For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”
Mandatory Contributions and Obligations
All telecommunications service providers other than value-added service providers and regional paging service providers or any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIT (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income
citizens, or contribute toward the supply of such universal services. The MSIT designates universal services and the service provider who is required to provide each service. Currently, under the MSIT guidelines, we are required to offer a discount of between 30.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income
citizens.
In addition to such universal services for handicapped and
low-income
citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices).We paid such contributions amounting to Won 18.9 billion, Won 17.4 billion and Won 16.1 billion in 2021, 2020 and 2019, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.
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
Notwithstanding the above, pursuant to a recent amendment to the Telecommunications Business Act which became effective on April 20, 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the end of the MSIT’s Public Interest Review.
As of December 31, 2021, SK Inc. owned 65,668,397 shares of our common stock, or 30.0% of our issued shares. As of December 31, 2021, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2021 (which we believe was 43.6%), would reach 73.6%, exceeding the 49.0% ceiling on foreign shareholding.
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

•
a deemed foreigner (as discussed above) from a country whose government has entered into a bilateral or multilateral free trade agreement designated by the MSIT with the Government owning in excess of 49.0% of the outstanding voting stock of a network service provider (which became effective on April 20, 2022); and

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
Patents and Licensed Technology
Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. Our patents are mainly related to LTE, 5G and
Wi-Fi
technology, video codec and wireless Internet applications. There are no licensed patents that are material to our business.
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
Organizational Structure
We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2021, SK Group members owned in aggregate 30.0% of the shares of our issued common stock.
The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries
For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment
The following table sets forth certain information concerning our principal properties as of December 31, 2021:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	921,727
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	279,372
	Central Research and Development Center	319,789
	Others (1)	2,156,633
Gyeongsang Provinces	Regional Headquarters	384,399
	Others (1)	1,133,791
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others (1)	768,884
Chungcheong Province	Regional Headquarters	566,386
	Others (1)	674,387

(1)	Includes base stations.
Our registered office and corporate headquarters are located at SK
T-Tower,
65, Eulji-ro,
Jung-gu,
Seoul 04539, Korea, which occupy a total land area of approximately 64,515 square feet. We own 93.25% of SK
T-Tower,
while the remaining 6.75% is owned by SK Square following the transfer of such interest to it by us pursuant to the
Spin-off.
In addition, we own or lease various locations for base stations and switching equipment. We do not anticipate that we will encounter material difficulties in meeting our future needs for any existing or prospective leased space for our base stations. See “Item 4.B. Business Overview — Cellular Services — Network Infrastructure.”
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
You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In addition, you should read carefully notes 2(4) and 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results
Unless otherwise indicated, the amounts set forth below in this Item 5.A. exclude the results of operations of our former businesses comprising the
Spin-off
Businesses, which are classified as discontinued operations. See “Item 4.A. History and Development of the Company” and “— Overview.”

Overview
Our operations are reported in three segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services as well as certain other new growth businesses and other miscellaneous cellular services,
(2) fixed-line
telecommunication services, which include
fixed-line
telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services, and (3) other businesses, which include our
T-commerce,
portal service, and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.
In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based
fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added
service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services, including AI solutions, as well as other miscellaneous cellular services and our new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services and metaverse platform-based services.
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
In our others segment, we principally earn revenue from the
T-commerce
business of SK Stoa, which derives revenue through
third-party
seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its
T-commerce
network, and our “Nate” portal service operated by SK Communications.
Pursuant to the
Spin-off,
our former businesses comprising the
Spin-off
Businesses were transferred to SK Square, including businesses that were included in our former security services segment, former commerce segment and a substantial majority of the businesses that were formerly part of our others segment for the years ended December 31, 2019 and 2020, and such businesses have been accounted for as discontinued operations in our consolidated financial statements as of and for the year ended December 31, 2021 included in this annual report. Similarly, our consolidated statements of income for the years ended December 31, 2019 and 2020 included in this annual report have been restated to present such businesses as discontinued operations. See “Certain Defined Terms and Conventions Used in this Annual Report.” As a result, our former security services segment and commerce services segment were eliminated from our operating segments, and SK Stoa’s
T-commerce
business (which was previously part of our former commerce services segment) was reclassified as part of our others segment for the year ended December 31, 2021. The breakdown of our results of operations by operating segment for the years ended December 31, 2019 and 2020 in our consolidated audited financial statements have been recast to retroactively apply such changes in segmentation.
Our cellular service revenue and
fixed-line
telecommunications service revenue depend principally upon the number of our subscribers, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our others revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of SK stoa and the number of merchants that utilize SK stoa and the Nate Portal to advertise and promote their products and services and the extent of such advertisement and promotion.
Among other factors, management uses operating profit of each reportable segment presented in accordance with
K-IFRS
(“segment operating profit”) in its assessment of the profitability of each reportable segment. The sum of segment operating profit for all three reportable segments differs from our operating profit presented in accordance with IFRS as issued by the IASB as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with
K-IFRS,
see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS.”
In addition to the information set forth below, see note 4 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.
A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:
Rate Regulations
.    Under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively.
These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount in recent years. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has generally declined in recent years, and has contributed to maintaining a stable churn rate.
Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.”
Decrease in Interconnection Fees
.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line
and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to an overall decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2021 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”
Fluctuations in Monthly Revenue per Subscriber
.    We measure monthly average revenue per subscriber using two metrics: average monthly revenue per subscriber excluding MVNO subscribers leasing our networks (“ARPU”) and average monthly revenue per subscriber including such MVNO subscribers (“ARPU including MVNO”). ARPU is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (excluding revenue derived from MVNO subscribers leasing our networks) by the monthly average number of subscribers (excluding the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period. ARPU including MVNO is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (including revenue derived from MVNO subscribers) by the monthly average number of subscribers (including the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period.

Our ARPU increased by 0.7% to Won 30,517 in 2021 from Won 30,314 in 2020, which represented a decrease of 1.0% from Won 30,630 in 2019. Our ARPU including MVNO increased by 2.1% to Won 28,485 in 2021 from Won 27,895 in 2020, which represented an increase of 1.8% from Won 27,412 in 2019. The decrease in ARPU in 2020 was primarily due to an increase in subscriptions for IoT solutions by corporate customers, from which we derive lower revenue per subscriber. Such decreases were offset in part by an increase in subscribers that subscribe to our higher-priced unlimited data usage plans and 5G plans. The increase in ARPU including MVNO in 2020 was primarily attributable to the decrease in the proportion of MVNO subscribers, from whom we derive lower revenue per subscriber. The increases in our ARPU and our ARPU including MVNO in 2021 were primarily due to an increase in the number of subscribers who subscribe to our higher-priced 5G plans.
Effects of
COVID-19
.    Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, especially in light of the ongoing global
COVID-19
pandemic, which has had, and will likely continue to have, a significant negative effect on the Korean economy. For example, the travel restrictions imposed by governments in response to the
COVID-19
pandemic have resulted in a decrease in revenue from roaming services, and the pandemic has contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from a deterioration of the Korean economy due to
COVID-19
may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. While it is not possible to predict the duration or full magnitude of harm from
COVID-19,
a continued and prolonged outbreak of
COVID-19
may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — The ongoing global pandemic of
COVID-19
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.”
Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS
In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with
K-IFRS
as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS
requires operating profit, which is calculated as operating revenue less operating expenses, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with
K-IFRS
for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2021 to the operating profit as presented in the consolidated statements of income prepared in accordance with
K-IFRS.

	For the Year Ended December 31,
	2021		2020		2019
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	1,432.4	￦	1,035.0	￦	987.1
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(39.1)		(34.6)		(7.8)
Others		(76.6)		(61.1)		(87.8)
		(115.8)		(95.8)		(95.6)

Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Loss on impairment of property and equipment and intangible assets		3.1		200.7		42.8
Loss on disposal of property and equipment and intangible assets		28.2		25.6		23.8
Donations		12.8		16.1		16.8
Bad debt for accounts receivable ( other		4.0		6.6		3.6
Others		22.5		60.3		60.2

		70.6		309.3		147.2

Operating profit pursuant to K-IFRS	￦	1,387.2	￦	1,248.6	￦	1,038.7

See note 4(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2021, 2020 and 2019.
Operating Results
The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2021 (1)			2020 (1)			2019 (1)
	(In billions of Won, except percentages)
From continuing operations:
Operating revenue and other income	￦	16,864.3	100.0%	￦	16,183.5	100.0%	￦	15,512.0	100.0%
Revenue		16,748.6	99.3		16,087.7	99.4		15,416.4	99.4
Other income		115.8	0.7		95.8	0.6		95.6	0.6
Operating expenses		15,432.0	91.5		15,148.5	93.6		14,525.0	93.6
Operating profit		1,432.4	8.5		1,035.0	6.4		987.1	6.4
Profit before income tax		1,718.2	10.2		905.2	5.6		807.0	5.2
Income tax expense		446.8	2.6		221.3	1.4		262.9	1.7
Profit from continuing operations		1,271.4	7.5		684.0	4.2		544.1	3.5
Profit from discontinued operations		1,147.6	6.8		816.6	5.0		316.6	2.0
Profit for the year		2,419.0	14.3		1,500.5	9.3		860.7	5.5
Attributable to:
Owners of the Parent Company		2,407.5	14.3		1,504.4	9.3		888.7	5.7
Non-controlling interests		11.5	0.1		(3.8)	(0.0)		(28.0)	(0.2)

(1)
Pursuant to the Spin-off, the Spin-off Businesses were transferred to SK Square, and such businesses have been accounted for as discontinued operations in our consolidated statement of income for the year ended December 31, 2021 included in this annual report. Similarly, our consolidated statements of income for the years ended December 31, 2019 and 2020 included in this annual report have been restated to present such businesses as discontinued operations. See “Certain Defined Terms and Conventions Used in this Annual Report.”

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2021			2020			2019
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service (1)	￦	10,100.4	60.3%	￦	9,806.7	61.0%	￦	9,538.2	61.9%
Cellular Interconnection		493.8	2.9		472.2	2.9		494.3	3.2
Wireless Device Sales		959.9	5.7		983.4	6.1		1,151.2	7.5
Miscellaneous (2)		1,164.4	7.0		1,085.7	6.7		1,040.1	6.7

Total Cellular Services Revenue		12,718.5	75.9		12,348.0	76.8		12,223.8	79.3

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		217.0	1.3		230.4	1.4		225.6	1.5
Fixed-line Interconnection		69.8	0.4		83.8	0.5		92.4	0.6
Broadband Internet Service and Advanced Media Platform Service (3)		2,443.9	14.6		2,210.7	13.7		1,822.4	11.8
International Calling Service		162.4	1.0		160.3	1.0		137.9	0.9
Miscellaneous (4)		784.6	4.7		747.0	4.6		681.0	4.4
Total Fixed-line Telecommunication Services Revenue		3,677.7	22.0		3,432.2	21.3		2,959.3	19.2
Others Revenue
T-commerce (5)		316.2	1.9		268.5	1.7		191.5	1.2
Portal Service (6)		27.0	0.2		30.7	0.2		36.1	0.2
Miscellaneous		9.2	0.1		8.3	0.1		5.7	0.0
Total Other Revenue		352.4	2.1		307.6	1.9		233.3	1.5

Total Revenue		16,748.6	100.0		16,087.7	100.0		15,416.4	100.0

Segment Operating Expenses (7)
Cellular Services		11,643.4	69.5		11,341.2	70.5		11,327.7	73.5
Fixed-line Telecommunication Services		3,380.2	20.2		3,189.3	19.8		2,802.0	18.2
Others		337.8	2.0		308.6	1.9		248.0	1.6
Total Segment Operating Expenses		15,361.4	91.7		14,839.1	92.2		14,377.7	93.3
Segment Operating Profit (Loss) (8)
Cellular Services		1,075.1	6.4		1,006.8	6.3		896.1	5.8
Fixed-line Telecommunication Services		297.5	1.8		242.9	1.5		157.3	1.0
Others		14.6	0.1		(1.1)	(0.0)		(14.7)	(0.1)

Total Segment Operating Profit	￦	1,387.2	8.3%	￦	1,248.6	7.8%	￦	1,038.7	6.7%

(1)
Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based
fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added
service fees such as fees for our cloud services and T Universe subscription program paid by wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT and other solutions as well as other miscellaneous cellular services.

(3)	Broadband internet service and advanced media platform service revenue includes revenues from our broadband Internet services as well as IPTV and cable TV services.

(4)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband.

(5)	T-commerce services revenue includes revenues from SK Stoa.

(6)	Portal service revenue includes revenues from Nate, our online portal service operated by SK Communications.

(7)
“Segment operating expenses” mean operating expenses for each reportable segment presented in accordance with
K-IFRS
and therefore does not include certain expenses that are classified as other non-operating
expenses under
K-IFRS.
For more information on the differences between our consolidated operating expenses pursuant to
K-IFRS
and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS.”

(8)
Segment operating profit (loss) for each of the segments above is presented net of consolidation adjustments. Accordingly, they do not reconcile with the segment operating profit (loss) for each of such segments set forth in Note 4(1) of the notes to our consolidated financial statements, which is expressed prior to making such consolidation adjustments.

2021 Compared to 2020
Operating Revenue and Other Income.
Our consolidated operating revenue and other income increased by 4.2% to Won 16,864.3 billion in 2021 from Won 16,183.5 billion in 2020 due to increases in operating revenue and other income, as discussed below.
Our consolidated operating revenue increased by 4.1% to Won 16,748.6 billion in 2021 from Won 16,087.7 billion in 2020, primarily due to increases in cellular services revenue and fixed-line telecommunications services revenue, and to a smaller extent, an increase in others revenue.
Our consolidated other income increased by 20.9% to Won 115.8 billion in 2021 from Won 95.8 billion in 2020, primarily due to the difference in the previously estimated and actual amounts of certain regulatory fines.
The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•
Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 3.0% to Won 12,718.5 billion in 2021 from Won 12,348.0 billion in 2020. The increase in our cellular services revenue was due to increases in wireless service revenue, miscellaneous cellular services revenue and cellular interconnection revenue, partially offset by a decrease in wireless device sales revenue.

•
Wireless service revenue increased by 3.0% to Won 10,100.4 billion in 2021 from Won 9,806.7 billion in 2020, primarily attributable to the continued increase in the number of subscribers who subscribe to our higher-priced 5G plans.
The impact of such increase was partially offset by an increase in the cumulative percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA as well as a continued decrease in the usage of our roaming services, mainly reflecting the continued negative impact of the ongoing
COVID-19
pandemic on outbound international travel from Korea.

•	Miscellaneous cellular services revenue increased by 7.2% to Won 1,164.4 billion in 2021 from Won 1,085.7 billion in 2020, primarily due to an increase in revenue from our IoT solutions,

platform services and other new businesses as well as revenue from leasing our network to MVNO service providers.

•
Cellular interconnection revenue increased by 4.6% to Won 493.8 billion in 2021 from Won 472.2 billion in 2020. The increase was primarily attributable to an increase in the volume of mobile to mobile calls, partially offset by a decrease in interconnection rates.

•
Wireless device sales revenue decreased by 2.4% to Won 959.9 billion in 2021 from Won 983.4 billion in 2020, primarily due to a decrease in sales of handsets as a result of a limited supply of new flagship devices of the leading device manufacturers being available in 2021 as a whole.

•
Fixed-line
telecommunications services: The revenue of our
fixed-line
telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line
telephone service, international calling service,
fixed-line
interconnection and miscellaneous
fixed-line
telecommunication services, increased by 7.2% to Won 3,677.7 billion in 2021 from Won 3,432.2 billion in 2020, primarily due to increases in our broadband Internet service and advanced media platform service revenue and miscellaneous fixed-line telecommunication services revenue, partially offset by decreases in fixed-line interconnection revenue and fixed-line telephone service revenue.

•
Revenue from our broadband Internet service and advanced media platform service (including our IPTV and cable TV services) increased by 10.5% to Won 2,443.9 billion in 2021 from Won 2,210.7 billion in 2020, primarily due to increases in the number of IPTV subscribers to 6.1 million subscribers as of December 31, 2021 from 5.7 million subscribers as of December 31, 2020 and the number of subscribers who subscribe to our higher-priced plans.

•
Miscellaneous
fixed-line
telecommunication services revenue increased by 5.0% to Won 784.6 billion in 2021 from Won 747.0 billion in 2020, primarily due to an increase in revenue from our business communications services.

•
Fixed-line
interconnection revenue decreased by 16.7% to Won 69.8 billion in 2021 from Won 83.8 billion in 2020, primarily due to a decrease in interconnection rates, as well as decreases in the number of fixed-line telephone subscribers and residential calling volume as described above.

•
Fixed-line
telephone service revenue decreased by 5.8% to Won 217.0 billion in 2021 from Won 230.4 billion in 2020, primarily due to decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband, which in turn included such services formerly provided by SK Telink that were acquired by SK Broadband in April 2021) to 3.6 million as of December 31, 2021 from 3.8 million as of December 31, 2020 and residential calling volume as a result of a continued shift in consumer preference toward wireless communication.

•
Others: The revenue of our others segment increased by 14.6% to Won 352.4 billion in 2021 from Won 307.6 billion in 2020, primarily due to a 17.8% increase in revenue of SK Stoa’s
T-commerce
business to Won 316.2 billion in 2021 from Won 268.5 billion in 2020, which mainly reflected an increase in the volume of merchandise sold.

Operating Expenses.
    Our consolidated operating expenses increased by 1.9% to Won 15,432.0 billion in 2021 from Won 15,148.5 billion in 2020, primarily due to a 6.3% increase in commissions to Won 5,426.1 billion in 2021 from Won 5,103.0 billion in 2020, a 9.1% increase in labor costs to Won 2,300.8 billion in 2021 from Won 2,108.5 billion in 2020 and a 5.6% increase in cost of goods sold to Won 1,167.4 billion in 2021 from Won 1,106.0 billion in 2020, partially offset by a 13.7% decrease in other operating expenses to Won 1,431.6 billion in 2021 from Won 1,658.4 billion in 2020.
The increase in commissions was primarily due to increases in the sales of our 5G wireless service and IPTV service subscriptions through our authorized dealers and independent retailers.

The increase in labor costs was primarily due to the transfer of our treasury shares to certain of our officers and employees as bonus payments in 2021, the fair value of which was recognized as part of our labor costs.
The increase in cost of goods sold was primarily due to an increase in the volume of merchandise sold by SK Stoa’s
T-commerce
business.
The decrease in other operating expenses was primarily due to a significant decrease in impairment loss on property and equipment and intangible assets to Won 3.1 billion in 2021 from Won 200.7 billion in 2020, which mainly reflected impairment losses we recognized on frequency usage rights in 2020.
The following sets forth additional information about our segment operating expenses with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating
expenses under
K-IFRS.
For more information on the difference between our consolidated operating expenses pursuant to
K-IFRS
and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS”
and note 4(2) of the notes to our consolidated financial statements.

•
Cellular services: The segment operating expenses for our cellular services segment increased by 2.7% to Won 11,643.4 billion in 2021 from Won 11,341.2 billion in 2020, mainly attributable to the transfer of our treasury shares to certain of our officers and employees as bonus payments in 2021, the fair value of which was recognized as part of labor costs for this segment, and an increase in commissions, primarily reflecting an increase in the sale of our 5G wireless service subscriptions through our authorized dealers and independent retailers.

•
Fixed-line
telecommunication services: The segment operating expenses for our fixed-line
telecommunication services segment increased by 6.0% to Won 3,380.2 billion in 2021 from Won 3,189.3 billion in 2020, primarily due to an increase in SK Broadband’s marketing expenses and commissions, primarily reflecting an increase in the sale of IPTV service subscriptions, and the transfer of SK Broadband’s treasury shares to certain of SK Broadband’s officers and employees as bonus payments in 2021.

•
Others: The segment operating expenses for our others segment increased by 9.5% to Won 337.8 billion in 2021 from Won 308.6 billion in 2020, primarily due to an increase in the cost of goods sold of SK Stoa, which mainly reflected a corresponding increase in the revenue generated by SK Stoa’s
T-commerce
business.

Operating Profit.
Our consolidated operating profit increased by 38.4% to Won 1,432.4 billion in 2021 from Won 1,035.0 billion in 2020, as the increase in operating revenue and other income outpaced the increase in operating expenses in 2021.
The following sets forth additional information about our segment operating profit (loss) with respect to each of our reportable segments. Our segment operating profit (loss) with respect to each of our reportable segments is based on
K-IFRS
and the sum of segment operating profit for all three reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with
K-IFRS,
see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS”
and note 4(2) of the notes to our consolidated financial statements.

•
Cellular services: The segment operating profit of our cellular services segment increased by 6.8% to Won 1,075.1 billion in 2021 from Won 1,006.8 billion in 2020, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above.
The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 8.5% in 2021 from 8.2% in 2020.

•
Fixed-line
telecommunication services: The segment operating profit of our fixed-line
telecommunication services segment increased by 22.5% to Won 297.5 billion in 2021 from Won 242.9 billion in 2020, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the reasons described above.
The segment operating margin of our
fixed-line
telecommunication services segment increased to 8.1% in 2021 from 7.1% in 2020.

•
Others: Our others segment recorded operating profit of Won 14.6 billion in 2021 compared to operating loss of Won 1.1 billion in 2020, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses as described above. As a result, the segment operating margin of our others segment improved to 4.1% in 2021 from (0.4)% in 2020.

Finance Income and Finance Costs.
Our finance income increased by 10.2% to Won 155.1 billion in 2021 from Won 140.7 billion in 2020, primarily due to an increase in dividends to Won 12.0 billion in 2021 (which mainly related to shares of PanAsia Semiconductor Materials LLC) from Won 1.2 billion in 2020.
Our finance costs decreased by 2.3% to Won 315.6 billion in 2021 from Won 322.9 billion in 2020, primarily due to a 3.2% decrease in interest expense to Won 279.7 billion in 2021 from Won 289.0 billion in 2020, which primarily reflected lower market interest rates. The effect of such decrease was partially offset by a 21.7% increase in loss relating to financial instruments at fair value through profit or loss to Won 16.8 billion in 2021 from Won 13.8 billion in 2020, mainly related to our investments in certain fund products.
Gains (Losses) Related to Investments in Associates and Joint Ventures.
Gains related to investments in associates and joint ventures increased by 750.1% to Won 446.3 billion in 2021 from Won 52.5 billion in 2020, primarily due to an increase of Won 270.3 billion in our share of profits of SK China Company Ltd., as well as gain of Won 100.0 billion from disposal of our equity interest in SK Wyverns Co., Ltd.
Income Tax.
Income tax expense increased by 101.9% to Won 446.8 billion in 2021 from Won 221.3 billion in 2020 primarily due to an 89.8% increase in profit before income tax to Won 1,718.2 billion in 2021 from Won 905.2 billion in 2020. Our effective tax rate in 2021 increased to 26.0% from 24.4% in 2020. Our effective tax rates in 2021 and 2020 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to changes in unrecognized deferred taxes and tax credits and tax reductions in both years.
Profit from Continuing Operations.
Principally as a result of the factors discussed above, our profit from continuing operations increased by 85.9% to Won 1,271.4 billion in 2021 from Won 684.0 billion in 2020.
Profit from Discontinued Operations.
Our profit from discontinued operations, net of taxes, increased by 40.5% to Won 1,147.6 billion in 2021 from Won 816.6 billion in 2020, primarily due to an increase in our share of profits of SK Hynix, our equity interest in which was transferred to SK Square as of November 1, 2021 pursuant to the
Spin-off.
Profit for the Year.
Principally as a result of the factors discussed above, our profit for the year increased by 61.2% to Won 2,419.0 billion in 2021 from Won 1,500.5 billion in 2020. Profit for the year as a percentage of operating revenue and other income was 14.3% in 2021 compared to 9.3% in 2020.
2020 Compared to 2019
Operating Revenue and Other Income.
Our consolidated operating revenue and other income increased by 4.3% to Won 16,183.5 billion in 2020 from Won 15,512.0 billion in 2019 primarily due to an increase in operating revenue, as discussed below.
Our consolidated operating revenue increased by 4.4% to Won 16,087.7 billion in 2020 from Won 15,416.4 billion in 2019, primarily due to increases in fixed-line telecommunications services revenue and cellular services revenue, and to a smaller extent, increases in others revenue.
Our consolidated other income increased slightly by 0.2% to Won 95.8 billion in 2020 from Won 95.6 billion in 2019.
The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•
Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.0% to Won 12,348.0 billion in 2020 from Won 12,223.8 billion in 2019. The increase in our cellular services revenue was due to increases in wireless service revenue and miscellaneous revenue, in significant part offset by decreases in wireless device sales revenue and cellular interconnection revenue.

•
Wireless service revenue increased by 2.8% to Won 9,806.7 billion in 2020 from Won 9,538.2 billion in 2019, primarily attributable to an increase in the number of subscribers who subscribe to our higher-priced 5G plans. The impact of such increase was partially offset by an increase in the cumulative percentage of wireless service subscribers who elected to receive discounted rates in lieu of receiving handset subsidies pursuant to the MDDIA as well as a decrease in MVNO subscribers.

•	Miscellaneous cellular services revenue increased by 4.4% to Won 1,085.7 billion in 2020 from Won 1,040.1 billion in 2019, primarily due to an increase in revenue from our IoT solutions business.

•
Wireless device sales revenue decreased by 14.6% to Won 983.4 billion in 2020 from Won 1,151.2 billion in 2019, primarily due to a decrease in sales of handsets as a result of lower customer demand for new devices, which was partly attributable to the
COVID-19
pandemic.

•
Cellular interconnection revenue decreased by 4.5% to Won 472.2 billion in 2020 from Won 494.3 billion in 2019. The decrease was primarily attributable to continued decreases in interconnection rates and land-to-mobile
call volume.

•
Fixed-line
telecommunications services: The revenue of our
fixed-line
telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line
telephone service, international calling service,
fixed-line
interconnection and miscellaneous
fixed-line
telecommunication services, increased by 16.0% to Won 3,432.2 billion in 2020 from Won 2,959.3 billion in 2019, primarily due to increases in our broadband Internet service and advanced media platform service revenue and miscellaneous fixed-line telecommunication services revenue, in small part offset by a decrease in fixed-line interconnection revenue.

•
Revenue from our broadband Internet service and advanced media platform service (including our IPTV and cable TV services) increased by 21.3% to Won 2,210.7 billion in 2020 from Won 1,822.4 billion in 2019, primarily due to the inclusion of revenue of the former Tbroad following the Tbroad Merger as well as an increase in the number of IPTV subscribers to 5.7 million subscribers as of December 31, 2020 from 5.2 million subscribers as of December 31, 2019.

•
Miscellaneous
fixed-line
telecommunication services revenue increased by 9.7% to Won 747.0 billion in 2020 from Won 681.0 billion in 2019, primarily due to an increase in revenue from our business communications services.

•
Fixed-line
interconnection revenue decreased by 9.3% to Won 83.8 billion in 2020 from Won 92.4 billion in 2019, primarily due to a decrease in interconnection rates, as well as decreases in the number of fixed-line telephone subscribers and residential calling volume.

•
Others: The revenue of our others segment increased by 31.8% to Won 307.6 billion in 2020 from Won 233.3 billion in 2019, primarily due to a 40.2% increase in SK Stoa’s
T-commerce
business to Won 268.5 billion in 2020 from Won 191.5 billion in 2019, which mainly reflected an increase in the volume of merchandise sold.

Operating Expenses.
Our consolidated operating expenses increased by 4.3% to Won 15,148.5 billion in 2020 from Won 14,525.0 billion in 2019, primarily due to a 7.1% increase in commissions to Won 5,103.0 billion in 2020 from Won 4,766.7 billion in 2019, a 17.6% increase in other operating expenses to Won 1,658.4 billion in 2020 from Won 1,410.3 billion in 2019, a 6.4% increase in labor costs to Won 2,108.5 billion from Won 1,981.9 billion in 2019 and a 3.5% increase in depreciation and amortization expenses to Won 3,664.7 billion in 2020 from Won 3,541.0 billion in 2019, partially offset by a 19.7% decrease in cost of goods sold to Won 1,106.0 billion in 2020 from Won 1,378.1 billion in 2019.
The increase in commissions was primarily due to the inclusion of commissions of the former Tbroad following the Tbroad Merger in April 2020.

The increase in other operating expenses was primarily due to an increase in impairment loss on property and equipment and intangible assets to Won 200.7 billion in 2020 from Won 42.8 billion in 2019, which amount in 2020 mainly reflected impairment losses we recognized on frequency usage rights.
The increase in labor costs was primarily due to the additional personnel on payroll in connection with the Tbroad Merger.
The increase in depreciation and amortization expenses was primarily related to our equipment and frequency usage rights for our 5G network.
The decrease in cost of goods sold was primarily due to a decrease in the number of wireless devices sold in 2020.
The following sets forth additional information about our segment operating expenses with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating
expenses under
K-IFRS.
For more information on the difference between our consolidated operating expenses pursuant to
K-IFRS
and pursuant to IFRS as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS”
and note 4(2) of the notes to our consolidated financial statements.

•
Cellular services: The segment operating expenses for our cellular services segment slightly increased by 0.1% to Won 11,341.2 billion in 2020 from Won 11,327.7 billion in 2019, mainly attributable to an increase in marketing costs to promote our 5G services and increases in depreciation and amortization expenses of our equipment and frequency usage rights for our 5G network.

•
Fixed-line
telecommunication services: The segment operating expenses for our fixed-line
telecommunication services segment increased by 13.8% to Won 3,189.3 billion in 2020 from Won 2,802.0 billion in 2019, primarily due to the inclusion of operating expenses of the former Tbroad following the Tbroad Merger.

•
Others: The segment operating expenses for our others segment increased by 24.4% to Won 308.6 billion in 2020 from Won 248.0 billion in 2019, primarily due to an increase in the cost of sales of SK Stoa, which mainly reflected a corresponding increase in the revenue generated by SK Stoa’s
T-commerce
business.

Operating Profit.
Our consolidated operating profit increased by 4.9% to Won 1,035.0 billion in 2020 from Won 987.1 billion in 2019, as the increase in operating revenue and other income outpaced the increase in operating expenses in 2020.
The following sets forth additional information about our segment operating profit (loss) with respect to each of our reportable segments. Our segment operating profit (loss) with respect to each of our reportable segments is based on
K-IFRS
and the sum of segment operating profit for all three reportable segments differs from our consolidated operating profit presented in accordance with IFRS as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS as issued by the IASB and operating profit presented in accordance with
K-IFRS,
see “— Explanatory Note Regarding Presentation of Certain Financial Information under
K-IFRS”
and note 4(2) of the notes to our consolidated financial statements.

•
Cellular services: The segment operating profit of our cellular services segment increased by 12.4% to Won 1,006.8 billion in 2020 from Won 896.1 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above.
The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 8.2% in 2020 from 7.3% in 2019.

•
Fixed-line
telecommunication services: The segment operating profit of our fixed-line
telecommunication services segment increased by 54.4% to Won 242.9 billion in 2020 from Won 157.3 billion in 2019, mainly due to the aggregate impact of the Tbroad Merger as described above.
As a result, the segment operating margin of our
fixed-line
telecommunication services segment increased to 7.1% in 2020 from 5.3% in 2019.

•
Others: The segment operating loss of our others segment significantly decreased by 92.5% to Won 1.1 billion in 2020 from Won 14.7 billion in 2019, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses as described above. As a result, the segment operating margin of our others segment improved to (0.4)% in 2020 from (6.3)% in 2019.
Finance Income and Finance Costs.
Our finance income increased by 15.6% to Won 140.7 billion in 2020 from Won 121.7 billion in 2019, primarily due to an 83.7% increase in gain relating to financial instruments at fair value through profit or loss to Won 63.0 billion in 2020 from Won 34.3 billion in 2019, primarily relating to shares of Oceanbridge Co., Ltd. held by Quantum Innovation Fund I. The effect of such increase was partially offset by a 23.9% decrease in interest income to Won 37.0 billion in 2020 from Won 48.6 billion in 2019, mainly reflecting a decrease in interest rates.
Our finance costs decreased by 3.6% to Won 322.9 billion in 2020 from Won 334.9 billion in 2019, primarily due to a decrease in interest expense to Won 289.0 billion in 2020 from Won 306.7 billion in 2019 as a result of a decrease in interest rates, as well as a loss on sale of other accounts receivable related to handset installment payments of Won 5.8 billion in 2019 compared to no such loss in 2020. The effect of such decreases was partially offset by a 70.4% increase in loss relating to financial instruments at fair value through profit or loss to Won 13.8 billion in 2020 from Won 8.1 billion in 2019 mainly related to our investments in certain fund products.
Gains (Losses) Related to Investments in Associates and Joint Ventures.
Gains related to investments in associates and joint ventures increased by 58.1% to Won 52.5 billion in 2020 from Won 33.2 billion in 2019, primarily due to an increase in our share of profits of KEB HanaCard.
Income Tax.
Income tax expense decreased by 15.8% to Won 221.3 billion in 2020 from Won 262.9 billion in 2019 notwithstanding a 12.2% increase in profit before income tax to Won 905.2 billion in 2020 from Won 807.0 billion in 2019 mainly due to changes in unrecognized deferred taxes and tax credits and tax reductions.
Our effective tax rate in 2020 decreased to 24.4% from 32.6% in 2019. Our effective tax rate in 2020 was lower than the maximum statutory tax rate of 27.5%, primarily due to changes in unrecognized deferred taxes and tax credits and tax reductions. Our effective tax rate in 2019 was higher than the maximum statutory tax rate of 27.5%, also primarily due to changes in unrecognized deferred taxes.
Profit from Continuing Operations.
Principally as a result of the factors discussed above, our profit from continuing operations increased by 25.7% to Won 684.0 billion in 2020 from Won 544.1 billion in 2019.
Profit from Discontinued Operations.
Our profit from discontinued operations, net of taxes, increased by 157.9% to Won 816.6 billion in 2020 from Won 316.6 billion in 2019, primarily due to an increase in our share of profits of SK Hynix, our equity interest in which was transferred to SK Square as of November 1, 2021 pursuant to the
Spin-off.
Profit for the Year.
Principally as a result of the factors discussed above, our profit for the year increased by 74.3% to Won 1,500.5 billion in 2020 from Won 860.7 billion in 2019. Profit for the year as a percentage of operating revenue and other income was 9.3% in 2020 compared to 5.5% in 2019.

Item 5.B.	Liquidity and Capital Resources
Liquidity
We had a working capital deficit (current liabilities in excess of current assets) of Won 607.8 billion as of December 31, 2021 and a working capital surplus (current assets in excess of current liabilities) of Won 597.1 billion as of December 31, 2020. The decrease in our working capital as of December 31, 2021 compared to December 31, 2020 was mainly due to the
Spin-off
and working capital needs in the ordinary course of business. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.
We had cash and cash equivalents,
short-term
financial instruments and
short-term
investment securities of Won 1,386.4 billion as of December 31, 2021 and Won 2,947.0 billion as of December 31, 2020. We had outstanding short-term
borrowings and current portion of long-term debt of Won 1,443.3 billion as of December 31, 2021 and Won 1,049.2 billion as of December 31, 2020. As of December 31, 2021, we had credit lines with several local banks that provided for borrowing of up to Won 480.0 billion, all of which was available for borrowing.

For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.
Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 872.7 billion as of December 31, 2021 and Won 1,369.7 billion as of December 31, 2020. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2021		2020		2019		2020 to 2021			2019 to 2020
	(In billions of Won, except percentages)
Net cash provided by operating activities	￦	5,031.3	￦	5,821.9	￦	4,035.0	￦	(790.6)	(13.6)%	￦	1,786.9	44.3%
Net cash used in investing activities		(3,486.2)		(4,250.4)		(3,581.6)		764.2	(18.0)		(668.8)	18.7
Net cash used in financing activities		(2,053.6)		(1,457.6)		(686.7)		(596.0)	40.9		(770.9)	112.3
Net increase (decrease) in cash and cash equivalents		(508.5)		113.9		(233.3)		(622.4)	N.A.		347.2	N.A.
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		11.6		(15.1)		(2.6)		26.7	(176.8)		(12.5)	480.8
Cash and cash equivalents at beginning of period		1,369.7		1,270.8		1,506.7		98.9	7.8		(235.9)	(15.7)
Cash and cash equivalents at end of period		872.7		1,369.7		1,270.8		(497.0)	(36.3)		98.8	7.8

N.A.	= Not available
Cash Flows from Operating Activities.
Net cash provided by operating activities was Won 5,031.3 billion in 2021 (which includes Won 59.3 billion of net cash provided by operating activities of our discontinued operations), Won 5,821.9 billion in 2020 (which includes Won 495.7 billion of net cash provided by operating activities of our discontinued operations) and Won 4,035.0 billion in 2019 (which includes Won 196.5 billion of net cash provided by operating activities of our discontinued operations). Profit for the year was Won 2,419.0 billion in 2021 (of which Won 1,147.6 billion was from discontinued operations), Won 1,500.5 billion in 2020 (of which Won 816.6 billion was from discontinued operations) and Won 860.7 billion in 2019 (of which Won 316.6 billion was from discontinued operations). Net cash provided by operating activities in 2021 decreased by 13.6% from 2020, primarily due to increases in income tax paid and payments of costs associated with obtaining customer contracts in 2021.
Net cash provided by operating activities in 2020 increased by 44.3% from 2019, primarily due to an increase in profit for the year and a decrease in payments of costs associated with obtaining customer contracts in 2020.
Cash Flows from Investing Activities.
Net cash used in investing activities was Won 3,486.2 billion in 2021 (which includes Won 967.1 billion of net cash used in investing activities of our discontinued operations), Won 4,250.4 billion in 2020 (which includes Won 483.6 billion of net cash used in investing activities of our discontinued operations) and Won 3,581.6 billion in 2019 (which includes Won 189.1 billion of net cash used in investing activities of our discontinued operations). Cash inflows from investing activities were Won 600.2 billion in 2021, Won 428.9 billion in 2020 and Won 755.2 billion in 2019. Cash inflows in 2021 reflected a net decrease in short-term financial instruments, mainly related to SK Broadband’s disposal of certain investment securities, and collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers. Cash inflows in 2020 reflected net cash inflows from business combinations, which mainly related to the Tbroad Merger, as well as proceeds from disposals of property and equipment, primarily related to the disposal of certain training facilities to SK Hynix. Cash inflows in 2019 reflected a decrease in short-term financial instruments, net of Won 254.0 billion, which was mainly in connection with funding our investments in property and equipment, and proceeds from disposals of long-term investment securities of Won 234.7 billion, which was primarily in connection with the disposal of 6,109,000 common shares of Hana Financial Group Inc. for Won 221.1 billion in cash.
Cash outflows for investing activities were Won 4,086.4 billion in 2021, Won 4,679.4 billion in 2020 and Won 4,336.7 billion in 2019. Cash outflows in 2021, 2020 and 2019 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,915.9 billion, Won 3,557.8 billion and Won 3,375.9 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the expansion of our 5G network and the maintenance of our LTE network.
Cash Flows from Financing Activities.
Net cash used in financing activities was Won 2,053.6 billion in 2021 (which includes Won 88.9 billion of net cash used in financing activities of our discontinued operations), Won 1,457.6 billion in 2020 (which includes Won 22.9 billion of net cash used in financing activities of our discontinued operations) and Won 686.7 billion in 2019 (which includes Won 35.4 billion of net cash used in financing activities of our discontinued operations). Cash inflows from financing activities were Won 1,796.8 billion in 2021, Won 3,499.6 billion in 2020 and Won 2,047.3 billion in 2019. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 873.2 billion in 2021, Won 1,421.0 billion in 2020 and Won 1,633.4 billion in 2019, and proceeds from long-term
borrowings, which provided cash of Won 350.0 billion in 2021, Won 1,947.8 billion in 2020 and nil in 2019.
Cash outflows for financing activities were Won 3,850.4 billion in 2021, Won 4,957.2 billion in 2020 and Won 2,733.9 billion in 2019. Cash outflows for financing activities included repayments of debentures, repayments of long-term borrowings, payments of dividends and repayments of other long-term payables, among other items. Repayments of debentures were Won 890.0 billion in 2021, Won 975.5 billion in 2020 and Won 940.0 billion in 2019. Repayments of long-term borrowings were Won 286.9 billion in 2021, Won 1,950.9 billion in 2020 and Won 89.9 billion in 2019. Payments of dividends were Won 1,028.5 billion in 2021, Won 742.1 billion in 2020 and Won 718.7 billion in 2019. Repayments of other long-term
payables were Won 426.3 billion in 2021, Won 428.1 billion in 2020 and Won 428.2 billion in 2019. In addition, repayments of lease liabilities were Won 431.7 billion in 2021, Won 412.7 billion in 2020 and Won 443.2 billion in 2019. Acquisition of treasury shares was Won 76.1 billion in 2021 and Won 426.7 billion in 2020. Cash outflows for spin-off
were Won 626.0 billion in 2021.
As of December 31, 2021, we had total long term debt (excluding current portion) outstanding of Won 7,390.5 billion, which included debentures in the amount of Won 7,037.4 billion and bank and institutional borrowings in the amount of Won 353.1 billion. As of December 31, 2020, we had total long-term
debt (excluding current portion) outstanding of Won 9,669.4 billion, which included debentures in the amount of Won 7,690.2 billion and bank and institutional borrowings in the amount of Won 1,979.3 billion. For a description of our long-term
debt, see note 18 of the notes to our consolidated financial statements.
As of December 31, 2021, we had (i) Won 6,670.0 billion aggregate principal amount of Korean
Won-denominated
debentures outstanding, of which SK Telecom issued Won 5,400.0 billion and SK Broadband issued Won 1,270.0 billion, and (ii) Won 1,778.2 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.17% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.
As of December 31, 2021, substantially all of our foreign
currency-denominated
long-term
borrowings and debentures, which in the aggregate amounted to 20.4% of our total outstanding long-term
debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated
debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Capital Requirements
Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and lease payments have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in new ICT businesses (some of which were transferred to SK Square as of November 1, 2021 pursuant to the
Spin-off)
as well as other innovative services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms.
To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2022.
Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.
Capital Expenditures.
The following table sets forth our actual capital expenditures for 2021, 2020 and 2019, in each case including capital expenditures relating to discontinued operations:

	Year ended December 31,
	2021		2020		2019
	(In billions of Won)
Wireless Networks (1)	￦	1,850.9	￦	1,878.6	￦	2,514.3
Fixed-line Network (2)		822.8		818.3		815.8
Others (3)		242.2		860.9		45.8

Total	￦	2,915.9	￦	3,557.8	￦	3,375.9

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.

(3)
Includes
non-network
related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure, including certain investments made in connection with our discontinued operations.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2021, 2020 and 2019 were Won 2,915.9 billion, Won 3,557.8 billion and Won 3,375.9 billion, respectively. Of such amounts, we spent approximately 63.5%, 52.8% and 74.5% in 2021, 2020 and 2019, respectively, on capital expenditures related to building and enhancing our wireless networks. Our other non-network
related capital expenditures in 2021, 2020 and 2019 primarily related to developing new products, upgrades to our information technology systems and equipment and investments in data infrastructure, which included certain capital expenditures made in connection with our discontinued operations.
In particular, we have been making capital expenditures to build and expand our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to maintain our LTE network.
For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2022 to build and expand our 5G network and develop related technologies, as well as to further improve and maintain our LTE network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Spectrum	Technology (width)	Date of Acquisition (including renewals)	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
800 MHz	LTE (20 MHz)	Jul. 2021	￦	56.8	2021	￦	34.1	2022-2026
1.8 GHz	LTE (20 MHz + 15 MHz)	Dec. 2021		136.9	2021		82.2	2022-2026
2.1 GHz	LTE (30 MHz)	Dec. 2021		102.9	2021		61.8	2022-2026
	WCDMA (10 MHz)
2.6 GHz	LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz	5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028
28 GHz	5G (800 MHz)	Dec. 2018		51.8	2018		31.1	2019-2023
We expect to spend a similar amount for capital expenditures in 2022 compared to 2021 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and
LTE-A
services, investments to improve and expand our
Wi-Fi
network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid-
to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In November 2020, the MSIT announced plans to reallocate a total of 310 MHz of frequency bandwidths whose usage terms were due to expire in 2021 to KT, LG U+ and us, 95 MHz of which was allocated to us in 2021. We would be required to spend additional amounts on capital expenditures in connection with building out our networks on such reallocated bandwidths. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2022 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.
Repayment of Outstanding Debt.
    As of December 31, 2021, our principal repayment obligations with respect to long-term
borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2022	￦ 1,444.1
2023	1,803.4
2024	1,432.5
2025 and thereafter	4,175.5

Lease Payments.
    Pursuant to IFRS 16, Leases, we recognize
right-of-use
assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value
assets. As of December 31, 2021, our aggregate current and long-term lease liabilities amounted to Won 1,534.3 billion, which primarily related to land, buildings and structures we leased from third parties in the ordinary course of our business. As of December 31, 2021, our principal payment obligations with respect to our lease liabilities were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2022	￦ 351.2
2023	318.2
2024	232.3
2025 and thereafter	652.1
Investments in New Growth Businesses.
    We may also require capital for investments to support our development of new growth businesses.
We increased our interest in id Quantique through capital contributions in cash amounting to Won 12.2 billion in 2019 and Won 6.4 billion in 2020, respectively.
In June 2019, we acquired a 34.6% interest in Incross, a digital advertising company, for an aggregate purchase price of Won 53.7 billion, in light of potential synergies with our media and commerce businesses.
From time to time, we may make other investments in telecommunications or other businesses in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest. Effective as of November 1, 2021, we conducted the
Spin-off,
pursuant to which we spun off our equity interests in the
Spin-off
Portfolio Companies (including id Quantique and Incross, among others) engaged in the semiconductor and certain other non-telecommunications
businesses to SK Square, a newly established holding company, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. See “Item 4.A. History and Development of the Company.”
Severance Payments.
    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2021, was Won 13.2 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 1,040.3 billion to fund a portion of the employees’ severance indemnities.
Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.
Dividends.
    Total cash outflows for payments of dividends amounted to Won 1,028.5 billion in 2021, Won 742.1 billion in 2020 and Won 718.7 billion in 2019.
In April 2022, we distributed annual dividends at Won 1,660 per share (exclusive of interim dividends of Won 5,000 per share) to our shareholders for an aggregate payout amount of Won 361.2 billion.

Contractual Obligations and Commitments
The following summarizes our contractual cash obligations at December 31, 2021, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period (1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	￦	8,448.3	￦	1,390.0	￦	2,898.4	￦	1,615.7	￦	2,544.2
Interest		1,031.8		213.8		286.0		187.9		344.1
Long-term borrowings
Principal		394.2		41.1		337.5		15.6		—
Interest		13.2		5.7		7.3		0.2		—
Lease liabilities
Principal		1,553.6		351.2		550.5		374.2		277.9
Interest		99.6		8.1		31.1		33.8		26.6
Short-term leases and leases of low-value assets		29.2		29.2		—		—		—
Facility deposits		5.8		1.2		—		—		4.6
Derivatives		0.1		0.1		0.1		—		—
Other long-term payables (2)
Principal		2,090.7		400.2		769.4		738.3		182.8
Interest		30.4		7.4		14.5		7.2		1.3
Short-term borrowings		13.0		13.0		—		—		—

Total contractual cash obligations	￦	13,710.1	￦	2,461.0	￦	4,894.8	￦	2,972.9	￦	3,381.5

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
Seongnam-si,
Gyeonggi-do,
Korea, which we established in May 2020 by reorganizing our former AIX Center. To more efficiently manage our research and development resources, our T3K Center is organized as follows:

Organization	Recent Areas of Focus
Media Tech	Development and standardization of new media technologies through content discovery, media processing, media streaming and deep learning

AI Transformation	Transformation of mobile network operation business based on AI technology; planning and development of products based on AI and big data

T3K Innovation	Development of vertical full-stack products and vision AI technologies; discovery of new growth opportunities based on technology and enhancement of technological and corporate value
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

Item 5.D.	Trend Information
These matters are discussed under “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” above where relevant.

Item 5.E.	Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS as issued by the IASB. See notes 2(4) and 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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
65, Eulji-ro,
Jung-gu,
Seoul 04539, Korea.
Standing directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Young Sang Ryu	May 1970	2018	2024	Executive Director, President and Chief Executive Officer	—	President of Mobile Network Operations Division, SK Telecom; Executive Vice President of Business Development Group, SK Inc.; Head of Corporate Center, SK Telecom

Jong Ryeol Kang	Oct. 1964	2022	2025	Head of ICT Infrastructure	—	Head of Corporate Culture Center, SK Telecom
Our current
non-standing
directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Kyu Nam Choi	Apr. 1964	2021	2024	Non-executive Director	Head of Global Business Development, SK SUPEX Council	Representative Director and President, Jeju Air

Jung Ho Ahn	Feb. 1978	2017	2023	Independent Non-executive Director	Professor, Graduate School of Convergence Science and Technology, Seoul National University	Visiting Scholar, Google Inc.; Senior Research Scientist, Exascale Computing Lab, HP Labs

Youngmin Yoon	Dec. 1963	2018	2024	Independent Non-executive Director	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University	Professor, School of Media & Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Seok-Dong Kim	May 1953	2019	2025	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience

Yong-Hak Kim	Jan. 1953	2020	2023	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University

Junmo Kim	Sept. 1976	2020	2023	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology
Other Executive Officers
In addition to our standing directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Jong Ryeol Kang	Oct. 1964	Head of ICT Infrastructure	Head of Corporate Culture Division
Chungsik Kang	Nov. 1971	PR Officer, Public Relations Office	Project Leader, Communication Committee PR Team
Yeong Sang Kwon	Mar. 1971	Head of Corporate Relations Strategy	Team Leader, Corporate Relations Office
Seong Joon Kim	Jul. 1970	Head of Untact CP	Representative, Service Top
Yeong Joon Kim	Sept. 1972	Head of AI Technology, AI&CO	Voice Recognition Technology Cell Leader, AI Technology Unit
Jeong Gyu Kim	Sept. 1976	Officer of Malaysia Regional HQ	Project Leader, Global Business Development, SUPEX Council Project
Jeong Tae Kim	Aug. 1972	Head of Learning Center	Assessment Team Leader, Leadership Development Center
Jung Hoon Kim	Nov. 1963	Head of Cloud Infrastructure	Head of Platform Infrastructure Group
Jiwon Kim	Jun. 1985	Head of T3K Innovation Meta AI	Professional Researcher, Samsung Advanced Institute of Technology
Jihoon Kim	Sept. 1978	Officer of Future Business Team, SUPEX Council Project	Leader, Bundled Product Offering Team
Jinwoo Kim	Feb. 1971	Head of Global Business Office	Head of Global Business Office, SK Planet
Jinwon Kim	Sept. 1966	Head of Corporate Planning Group	Representative, SK USA
Hyuk Kim	Sept. 1967	Global Media Support, Media/Contents CO	Head of Media Business Support Group
Heesup Kim	Oct. 1968	Head of Communications	Head of Public Relations Office
SukKwon Na	Nov. 1966	PD of SK Research Institute for SUPEX Management	Director of Statistical Policy, Statistics Korea
Jung Hwan Ryu	Jun. 1970	Head of Infrastructure Strategy	Head of Infrastructure Support Group
Gap In Moon	May 1969	Head of Smart Device	Head of Service Strategy Division Policy Group
Myung Soon Park	Feb. 1969	Head of Infrastructure Value Innovation	Head of AI Business Unit

Name	Month and Year of Birth	Position	Business Experience
Yong Joo Park	May 1965	Head of ESG	Seoul Central District Prosecutor’s Office
Jung Ho Park	May 1963	Vice Chairman	Vice Chairman and CEO, SK Square and SK Hynix
Jong Kwan Park	Jul. 1970	Head of Infrastructure Technology	Head of 5GX Technology Group
Ji Soo Park	Jun. 1976	Officer of Talent Development CoE, SUPEX Council Project	Project Leader, HR Support Team, SUPEX Council Project
Jin Woo So	Dec. 1961	Chairman of Talent Development Committee, SUPEX Council Project	Representative, SK Planet
Suk Ham Sung	Apr. 1970	Head of Policy Cooperation Office	Evaluation Manager of Performance Evaluation Office, MSIT
Jin Soo Seong	May 1968	Head of Infrastructure Engineering	Head of Daegu Infrastructure Office
Yongsik Shin	Aug. 1971	Head of Connect Infrastructure CO	Head of Energy Business Team
Sang Soo Sim	Aug. 1965	Head of Western Infrastructure	Head of Infrastructure Business Group
Jeong Yeol Ahn	Aug. 1969	Head of Supply Chain Management	Head of Corporate Center, Eleven Street
Junehyeon Ahn	Nov. 1969	Officer of Public Relations Team, SUPEX Council Project	Corporate Relations Team, SUPEX Council Project Communication Committee
Maeng Seog Yang	Mar. 1969	Head of Metaverse Business, Metaverse CO	Head of 5GX MNO Business Group
Ji Young Yeo	Sept. 1966	ESG Alliance, ESG Promotion	Head of TTS Unit
Sung Jin Yeum	Oct. 1972	Officer of Corporate Culture Center	Head of CR Support
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute for SUPEX Management	Head of Future Research Office
Hui Gang Ye	Oct. 1970	Head of Brand Strategy	Head of Brand 2 Office, Hyundai Card
Kyung Sik Oh	Mar. 1966	Head of Sports Marketing	Sports Communications Team Leader, Sports Marketing Group
Sehyeon Oh	Jul. 1963	Head of Digital Asset CO	Head of C&C DT Business Development Division
Jaeho Yoo	Dec. 1973	Head of Portfolio Management	Growth Business Group, Eleven Street
Sung Eun Yoon	Jan. 1973	Officer of PR, Public Relations Office	Head of Corporate Relations Strategy Office Policy System Team
Yong Chul Yoon	May 1965	Officer of Communication Team, SUPEX Council Project	Head of Department, MBC Newsroom
Gab Jae Lee	Feb. 1973	Head of Regional CP	Head of Central Marketing Office
Gwan Woo Lee	Jun. 1973	Head of Cloud Application Group	Head of Data Development Operations Group
Gyu Sik Lee	Jan. 1970	Head of ICT Support Office	Leader, Change 1 Cell, Change Office
Kiyoon Lee	Dec. 1969	Head of Change Management 2	PL of Customer Value Innovation Office
Sang Gu Lee	Jul. 1970	Head of Messaging CO	Head of MNO Data Business Team
Sang Heon Lee	Aug. 1965	Head of Policy Development	Head of Corporate Relations Strategy Office
Yong Seok Lee	Nov. 1961	Head of ESG Group, SK Research Institute for SUPEX Management	PD, SK Research Institute for SUPEX Management
Jeong Hoon Lee	May 1974	SKTA Business Development	Investment Center 2 Group, SK Inc.
Jongmin Lee	Jul. 1978	Head of T3K Innovation	Head of Media Technology Institute
Joon Ho Lee	Aug. 1968	Head of ESG Promotion	Head of Public Relation Office 2
Joong Ho Lee	Nov. 1967	Head of Metropolitan Area CP	Head of Busan Marketing Office

Name	Month and Year of Birth	Position	Business Experience
HyunA Lee	Aug. 1971	Head of AI&CO	Head of Conversational Commerce Division, SK Planet
Bong Ho Lim	Dec. 1966	Head of Mobile CO	Head of Metropolitan Area Marketing Office
Jong Pil Lim	Nov. 1960	ICT Advisory Group Officer	Head of Essencore
Hyoung Do Lim	Jun. 1968	Head of Change Management 1	Head of Policy Cooperation Office
Hong Sung Chang	Mar. 1969	Head of Advertising/Data CO	Head of Data Technology Institute
Dae Dug Jeong	Sept. 1967	Head of Finance	Head of Tax Team
Doh Hee Jung	Sept. 1974	Head of AI Transformation Intelligence Service	Head of Data CoE Data Analysis Team 2
Chang Gweon Chung	Jul. 1970	Head of Infrastructure Business	Head of Infrastructure Engineering Group
Hui Yong Jeong	Mar. 1973	Head of Business Development	Head of Strategic Planning Office, SK Inc.
Dong Hwan Cho	Nov. 1970	Head of Cloud Technology	Head of Data CoE
Young Log Cho	Jun. 1971	Head of CR Innovation	Assistant to Head of External Cooperation Office
Zonggeun Chai	Jul. 1968	Head of Ethics Management	Head of Compliance Team
Nag Hun Choi	Nov. 1972	Head of Smart Factory CO	Head of IoT Business Support Group
Yong Jin Choi	Feb. 1977	Head of AI Transformation	Head of MNO DT Labs, AI/DT Technology Group
Woo Seong Chey	Jan. 1974	Representative, SK Telecom Japan	PL of Unicorn Labs Tokyo Office
Il Gyu Choi	Nov. 1970	Head of Digital Infrastructure CO	Head of Public Business Unit
Jeong Hwan Choi	Jun. 1968	Strategic Investment, Business Development	Head of IR, Corporate Development Center
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute for SUPEX Management	Chief Executive Officer, SK Chemical
Myung Bok Ha	Mar. 1971	Central Regional CP	Head of Service Ace
Min Yong Ha	Sept. 1970	Head of Corporate Development	Head of Global Alliance Group
Seong Ho Ha	Sept. 1968	Head of Corporate Relations	Head of Corporate Relations Strategy Office
Myung Jin Han	Oct. 1973	Head of Corporate Strategy	Head of Global Alliance Group
Geunman Heo	Aug. 1966	Head of Metropolitan Infrastructure	Head of Infrastructure Engineering Group
Seung Tae Hong	Jul. 1971	Head of Client Value Innovation	Portfolio Innovation Team Leader, Business Strategy Group
Eric Hartman Davis	Oct. 1980	Head of Apollo TF	Head of Global AI Development Group
Hyuncheol Ku	Dec. 1971	Head of Policy, Mobile CO	Head of Policy Cell
Dae Sung Kim	Dec. 1971	Head of Customer Planning, Business Planning	Head of MNO Support
Ji Hyung Kim	Oct. 1971	Head of Bundled Marketing Strategy	Head of Untact CP
Sang Wook Shin	Jun. 1979	Head of AI Service, AI&CO	Head of AI Service Unit
Jae Woong Yoon	Nov. 1972	Head of Subscription Marketing, Marketing CO	Head of Marketing 5GX Cluster
Hyeongsig Yoon	Apr. 1968	Head of Infrastructure Operation	Head of Infrastructure DT Team
Dong Kee Lee	Jan. 1982	Head of Cloud MEC Technology, Digital Infrastructure CO	Head of 5GX MEC Product

Name	Month and Year of Birth	Position	Business Experience
Seoungyeoll Lee	Feb. 1970	Head of PR1	Head of Public Relations Planning, Public Relations Office
Jeongyeon Lim	May 1976	Head of Media Technology	Head of Media Processing Development Team
Ikhwan Cho	Oct. 1977	Head of Metaverse Development, Metaverse CO	Head of 5GX Service Development
Hwasik Choi	Jul. 1971	Head of Safety and Health	Head of Growth SCM
Hwan Seok Choi	Aug. 1971	Head of Business Strategy	Head of IPO Promotion
Byong Jun Kim	Feb. 1970	PD of SK Research Institute for SUPEX Management	Head of mySUNI Innovation Design College
Jee Hyun Kim	Oct. 1972	PD of SK Research Institute for SUPEX Management	Deep Change Research Officer, SK Research Institute for SUPEX Management
Jungwhan Ahn	Jul. 1966	Head of Corporate Culture	Head of HR Support Division, SK shieldus
Man Seog Ryu	May 1966	Director of SK Academy	Head of Corporate Culture, SK Hynix
Joo Young Lee	May 1975	PD of SK Research Institute for SUPEX Management	RF Researcher, Deep Change
Hyuk Joon Chang	Jun. 1967	Head of Business Planning	Head of Finance, SK Hynix
Jae Hyun Chung	Dec. 1959	Officer of ICT Advisory Group	Officer of Corporate Growth, SK Square
Hui Young Jeong	Mar. 1973	Head of Corporate Development	Head of Business Strategy Office, SK Inc.
Jin Hur	Jan. 1971	PD of SK Research Institute for SUPEX Management	Deep Change Research Officer, SK Research Institute for SUPEX Management
Tae-won Chey	Dec. 1960	Chairman	Representative Director of SK Innovation and SK Hynix

Item 6.B.	Compensation
The aggregate of the remuneration paid and
in-kind
benefits granted to our directors (all standing directors, who also serve as our executive officers, and non-standing
directors) during the year ended December 31, 2021 totaled approximately Won 6.0 billion.
The compensation of our directors who received total annual compensation exceeding Won 500 million in 2021 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park (1)	Executive Director	￦	1,625	￦	2,170	￦	32	—	￦	3,827
Young Sang Ryu	Executive Director		792		730		31	—		1,553

(1)
On November 1, 2021, Jung Ho Park resigned from the board of directors following the Spin-off. His compensation amount set forth above includes only the amount with respect to his time as a member of our board of directors.

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
The aggregate of the remuneration paid and
in-kind
benefits granted to our executive officers (excluding all standing directors, who also serve as our executive officers) during the year ended December 31, 2021 totaled approximately Won 49.8 billion.
The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2021 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jung Ho Park	Executive Director	￦	1,630	￦	2,170	￦	32	￦	—	￦	3,832
Jin Woo So	Chairman of Talent Development Committee		1,286		1,699		1		—		2,986
Yoon Kim	Head of T3K		440		795		114		471		1,820
Hyeong Chan Kim	PD of SK Research Institute for SUPEX Management		361		315		39		899		1,614
Dae Hwan Ko	Director of SK Academy		369		303		4		895		1,571
On February 20, 2020, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2020. On February 25, 2021, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2021. The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of March 31, 2022:

Recipient	Position	Grant date	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Former Executive Director, President and Chief Executive Officer	March 24, 2017	March 25, 2019	March 24, 2022	￦	49,350	67,320
			March 25, 2020	March 24, 2023		53,298	67,320
			March 25, 2021	March 24, 2024		57,562	67,320
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	337,408
Young Sang Ryu	Executive Director, President and Chief Executive Officer	February 20, 2018	February 21, 2020	February 20, 2023		50,824	4,123
		March 26, 2019	March 27, 2021	March 26, 2024		50,862	5,265
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	7,145
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	18,190
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	295,275
Seong Ho Ha	Head of Corporate Relations Center	February 22, 2019	February 23, 2021	February 22, 2024		53,052	4,157
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,028
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,830
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	9,341
Hyoung Il Ha	Head of Corporate Development	February 22, 2019	February 23, 2021	February 22, 2024		53,052	4,749
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,955
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	11,418
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	10,737
Poong Young Yoon	Head of Corporate Center 1	February 22, 2019	February 23, 2021	February 22, 2024		53,052	3,777
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,293
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	10,203
Jong Ryeol Kang	Head of ICT Infrastructure Center	March 26, 2020	March 27, 2023	March 26, 2027		38,452	6,219
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	7,136
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	21,743

Recipient	Position	Grant date	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Yoon Kim	Head of T3K	March 26, 2020	March 27, 2023	March 26, 2027	38,452	5,690
		March 25, 2021	March 26, 2023	March 25, 2026	50,276	6,407
Seok Joon Huh	Head of Private Placement Group	March 26, 2020	March 27, 2023	March 26, 2027	38,452	5,624
		March 25, 2021	March 26, 2023	March 25, 2026	50,276	6,863
Dong Hwan Cho	Head of Cloud Transformation Center	March 26, 2020	March 27, 2023	March 26, 2027	38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026	50,276	5,375
		March 25, 2022	March 26, 2025	March 25, 2029	56,860	8,697
HyunA Lee	Head of AI&CO	March 26, 2020	March 27, 2023	March 26, 2027	38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026	50,276	8,746
		March 25, 2022	March 26, 2025	March 25, 2029	56,860	12,884
Sang Kyu Shin	Head of Corporate Culture Center	March 25, 2021	March 26, 2023	March 25, 2026	50,276	4,646
Jae Seung Song	Head of Corporate Development Croup	March 25, 2021	March 26, 2023	March 25, 2026	50,276	8,047
Myung Jin Han	Head of Subscription Service CO	March 25, 2021	March 26, 2023	March 25, 2026	50,276	4,403
		March 25, 2022	March 26, 2025	March 25, 2029	56,860	11,274

Byung Hoon Ryu	Head of Corporate Strategy Group	March 25, 2021	March 26, 2023	March 25, 2026	50,276	3,796
Bong Ho Lim	Head of Mobile CO	March 25, 2022	March 26, 2025	March 25, 2029	56,860	12,884
Jinwon Kim	Head of Corporate Planning Group	March 25, 2022	March 26, 2025	March 25, 2029	56,860	10,629
Yong Joo Park	Head of ESG	March 25, 2022	March 26, 2025	March 25, 2029	56,860	10,334
Heesup Kim	Head of Communications	March 25, 2022	March 26, 2025	March 25, 2029	56,860	7,086
Jungwhan Ahn	Head of Corporate Culture	March 25, 2022	March 26, 2025	March 25, 2029	56,860	8,858

Item 6.C.	Board Practices
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
Independent Director Nomination Committee
This committee is devoted to recommending independent
non-executive
directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one executive director, Young Sang Ryu, and two independent directors,
Yong-Hak
Kim and Jung Ho Ahn.
Yong-Hak
Kim is the chairman of the committee.
Capex Review Committee
This committee is responsible for reviewing our business plan (including the budget). It also examines major capital expenditure revisions, and routinely monitors capital expenditure decisions that have already been executed. The committee is comprised of one executive director, Young Sang Ryu, one non-independent
director, Kyu Nam Choi, and five independent directors,
Yong-Hak
Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim. Youngmin Yoon is the chairwoman of the committee.
Compensation Review Committee
This committee oversees our overall compensation scheme for
top-level
executives and directors. It is responsible for reviewing both the criteria for and level of compensation. It is comprised of one non-independent
director, Kyu Nam Choi, and three independent directors,
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

Item 6.D.	Employees
The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2019 (1)	34,548	5,995	40,543
December 31, 2020 (1)	34,847	6,250	41,097
December 31, 2021	23,457	668	24,125

(1)	Includes employees of our former subsidiaries that were spun off pursuant to the Spin-off in November 2021.
Labor Relations
As of December 31, 2021, SK Telecom had a company union consisting of 2,453 regular employees out of 23,457 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year
duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2019 were completed in September 2019 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees. Our wage negotiations for 2020 were completed in September 2020 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees.
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
We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2021, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 1,035.0 billion for all of our employees is reflected in our consolidated financial statements as a liability, of which a total of Won 1,040.3 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.
Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2021 was set at 4.09% of SK Telecom’s profit before income tax on a separate basis, or Won 56.0 billion. The contribution amount for 2020 was set at 5.00% of SK Telecom’s profit before income tax on a separate basis, or Won 50.0 billion. The contribution amount for 2019 was set at 3.63% of SK Telecom’s profit before income tax on a separate basis, or Won 43.0 billion.
In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership
The following table sets forth the share ownership by our directors and executive officers as of March 31, 2022:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:
Young Sang Ryu	Executive Director, President and Chief Executive Officer	7,340	*	None	329,998
Jong Ryeol Kang	Head of ICT Infrastructure	3,484	*	None	35,098
Executive Officers:
Seong Joon Kim	Head of Untact CP	2,514	*	None	—
Yeong Joon Kim	Head of AI Technology Unit	1,411	*	None	—
Jung Hoon Kim	Head of Cloud Infrastructure	1,759	*	None	—
Jiwon Kim	Head of T3K Innovation Meta AI	1,714	*	None	—
Jinwoo Kim	Head of Global Business Office	1,759	*	None	—
Jinwon Kim	Head of Corporate Planning Group	3,429	*	None	10,629

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Hyuk Kim	Global Media Support, Media/Contents CO	1,714	*	None	—
Heesup Kim	Head of Communications	2,411	*	None	7,086
Jung Hwan Ryu	Head of Infrastructure Strategy	2,420	*	None	—
Gap In Moon	Head of Smart Device	2,911	*	None	—
Myung Soon Park	Head of Infrastructure Value Innovation	1,459	*	None	—
Yong Joo Park	Head of ESG	5,527	*	None	10,334
Jong Kwan Park	Head of Infrastructure Technology	1,911	*	None	—
Suk Ham Sung	Head of Policy Cooperation Office	2,822	*	None	—
Jin Soo Seong	Head of Infrastructure Engineering	5,449	*	None	—
Yongsik Shin	Head of Connect Infrastructure CO	2,642	*	None	—
Sang Soo Sim	Head of Western Infrastructure	2,714	*	None	—
Jeong Yeol Ahn	Head of Supply Chain Management	2,182	*	None	—
Maeng Seog Yang	Head of Metaverse Business, Metaverse CO	1,911	*	None	—
Ji Young Yeo	ESG Alliance, ESG Promotion	1,763	*	None	—
Sung Jin Yeum	Officer of Corporate Culture Center	4,340	*	None	—
Hui Gang Ye	Head of Brand Strategy	2,411	*	None	—
Kyung Sik Oh	Head of Sports Marketing	1,866	*	None	—
Sehyeon Oh	Head of Digital Asset CO	1,107	*	None	—
Sung Eun Yoon	Officer of Communications, SUPEX Council Project	1,911	*	None	—
Gab Jae Lee	Head of Regional CP	2,214	*	None	—
Kiyoon Lee	Head of Change Management 2	3,126	*	None	—
Sang Gu Lee	Head of Messaging CO	2,366	*	None	—
Sang Heon Lee	Head of Policy Development	2,148	*	None	—
Jongmin Lee	Head of T3K Innovation	1,911	*	None	—
Joon Ho Lee	Head of ESG Promotion	2,014	*	None	—
Joong Ho Lee	Head of Metropolitan Area CP	1,511	*	None	—
HyunA Lee	Head of AI&CO	1,107	*	None	26,261
Bong Ho Lim	Head of Mobile CO	1,759	*	None	8,858
Hyoung Do Lim	Head of Change Management 1	1,638	*	None	—
Hong Sung Chang	Head of Advertising/Data CO	2,562	*	None	—
Dae Dug Jeong	Head of Finance	1,866	*	None	—
Doh Hee Jung	Head of AI Transformation Intelligence Service	1,607	*	None	—
Chang Gweon Chung	Head of Infrastructure Business	2,370	*	None	—
Dong Hwan Cho	Head of Cloud Technology	2,929	*	None	14,072
Young Log Cho	Head of CR Innovation	4,429	*	None	—
Zonggeun Chai	Head of Ethics Management	4,036	*	None	—
Nag Hun Choi	Head of Smart Factory CO	2,625	*	None	—
Il Gyu Choi	Head of Digital Infrastructure CO	1,509	*	None	—
Jeong Hwan Choi	Strategic Investment, Business Development	2,018	*	None	—
Min Yong Ha	Head of Corporate Development	2,714	*	None	—
Seong Ho Ha	Head of Corporate Relations	5,340	*	None	19,328
Hyoung Il Ha	Head of Corporate Development	7,340	*	None	26,904
Geunman Heo	Head of Metropolitan Infrastructure	2,514	*	None	—
Myung Jin Han	Head of Corporate Strategy	5,340	*	None	15,677
Seung Tae Hong	Head of Client Value Innovation	1,759	*	None	—
Gyu Sik Lee	Head of ICT Support Office	2,411	*	None	—
Gwan Woo Lee	Head of Cloud Application Group	2,062	*	None	—
Yeong Sang Kwon	Head of Corporate Relations Strategy	2,062	*	None	—
Yong Jin Choi	Head of Apollo TF	1,411	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Yong Chul Yoon	Officer of Communication Team, SUPEX Council Project	303	*	None	—
Eric Hartman Davis	Head of Apollo TF	803	*	None	—
Woo Seong Chey	Representative, SK Telecom Japan	303	*	None	—
Jihoon Kim	Officer of Future Business Team, SUPEX Council Project	203	*	None	—
Jungwhan Ahn	Head of Corporate Culture	—	*	None	8,858
Jaeho Yoo	Head of Portfolio Mgmt	2,168	*	None	—
Hyuncheol Ku	Head of Policy, Mobile CO	1,107	*	None	—
Dae Sung Kim	Head of Customer Planning, Business Planning	1,107	*	None	—
Ji Hyung Kim	Head of Bundled Marketing Strategy	955	*	None	—
Sang Wook Shin	Head of AI Service, AI&CO	1,607	*	None	—
Jae Woong Yoon	Head of Subscription Marketing, Marketing CO	1,107	*	None	—
Hyeongsig Yoon	Head of Infrastructure Operation	1,501	*	None	—
Dong Kee Lee	Head of Cloud MEC Technology, Digital Infrastructure CO	1,107	*	None	—
Seoungyeoll Lee	Head of PR1	803	*	None	—
Jeongyeon Lim	Head of Media Technology	825	*	None	—
Hyuk Joon Chang	Head of Business Planning	500	*	None	—
Jae Hyun Chung	Officer of ICT Advisory Group	303	*	None	—
Ikhwan Cho	Head of Metaverse Development, Metaverse CO	1,046	*	None	—
Hwasik Choi	Head of Safety and Health	1,107	*	None	—
Hwan Seok Choi	Head of Business Strategy	1,000	*	None	—
Jin Hur	PD of SK Research Institute for SUPEX Management	197	*	None	—
Tae-won Chey	Chairman	303	*	None	—
Jung Ho Park	Vice-chairman	21,530	*	None	539,368

Total		191,464	*		1,052,471

*	Less than 1%.
See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders
As of the close of our shareholders’ registry on December 31, 2021, approximately 56.4% of our issued shares were held in Korea by approximately 18,648,100 shareholders. According to Citibank, N.A. (“Citibank”), depositary for our ADRs, as of December 31, 2021, there were at least 35,232 record holders of our ADRs evidencing ADSs resident in the United States to the best of Citibank’s knowledge, and 14,653,598 shares of our common stock were held in the form of ADSs.
As of such date, outstanding ADSs represented approximately 6.7% of our outstanding common shares.
The following table sets forth certain information as of December 31, 2021 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued (1)	Percentage of Total Shares Outstanding (2)
SK Inc.	65,668,397	30.0%	30.2%
National Pension Service	21,076,493	9.6	9.7

(1)	Calculated based on 218,833,144 total issued shares, which include 1,250,992 treasury shares, as of December 31, 2021.

(2)	Calculated based on 217,582,152 total outstanding shares as of December 31, 2021.
The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2021	2020	2019
	(As a percentage of total issued shares) (1)
SK Group (2)	30.0%	26.8%	26.8%
SK Inc.	30.0	26.8	26.8
National Pension Service	9.6	11.0	11.1

(1)
Includes 1,250,992 shares, 9,418,558 shares and 7,609,263 shares held in treasury as of December 31, 2021, 2020 and 2019, respectively. In November 2019, we sold 1,266,620 treasury shares to Kakao for approximately Won 300.0 billion. In 2020, we repurchased 1,809,295 common shares under the Share Repurchase Agreement. In 2021, we repurchased 288,000 common shares under the Share Repurchase Agreement and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the effectiveness of the Stock Split. The Share Repurchase Agreement was terminated on April 30, 2021.

(2)	SK Group’s ownership interest as of December 31, 2021, 2020 and 2019 consisted of the ownership interest of SK Inc. only.
Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.
As of March 31, 2022, SK Inc. held 30.0% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Inc. announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.
As of March 31, 2022, the total number of our common shares outstanding was 218,002,830.
Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions
We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2021
.
SK Networks
As of December 31, 2021, we had Won 0.2 billion of accounts receivable from SK Networks. As of the same date, we had Won 198.6 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices by PS&Marketing. The aggregate fees we paid to SK Networks for dealer commissions amounted to Won 1,055.5 billion in 2021, Won 1,023.0 billion in 2020 and Won 1,088.4 billion in 2019.

SK Inc.
We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand amounted to Won 385.2 billion in 2021, Won 380.3 billion in 2020 and Won 396.0 billion in 2019. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 82.2 billion in 2021, Won 76.5 billion in 2020 and Won 95.4 billion in 2019. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.
In December 2018, we acquired SK Infosec from SK Inc. in a share exchange transaction, pursuant to which we transferred 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion to SK Inc. in exchange for all of the issued and outstanding common shares of SK Infosec.
SK TNS
SK TNS Co., Ltd. (“SK TNS”) provides us with network construction and maintenance services and related equipment. The total amount of network equipment purchased from SK TNS was Won 57.9 billion in 2021, Won 496.5 billion in 2020 and Won 607.5 billion in 2019. As of December 31, 2021, we had Won 89.4 billion of accounts payable to SK TNS, mainly relating to payments for such services and equipment.

Item 7.C.	Interests of Experts and Counsel
Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and pages
F-1
through
G-98.
Legal Proceedings
FTC Proceedings
In March 2021, the FTC imposed a fine of Won 3.2 billion on each of SK Telecom and SK Broadband (which SK Telecom and SK Broadband have paid in full) and issued a correctional order in connection with the payment by SK Telecom of a portion of sales commissions for SK Broadband’s IPTV services in the course of bundling and selling services that combine SK Telecom’s wireless and high-speed wireless Internet services with SK Broadband’s IPTV services in violation of the Fair Trade Act. In April 2021, we initiated an administrative proceeding, which is currently pending, requesting the revocation of the fine and the correctional order.
KCC Proceedings
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
The following table sets forth the dividend per share and the aggregate total amount of dividends declared (including any interim dividends), as well as the number of outstanding shares entitled to dividends, with respect to the years ended December 31, 2019 and 2020. The dividends set out for each of the years below were paid in the immediately following year, except interim dividends which were paid in the same year.

Year Ended December 31,	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
2019	￦ 10,000	￦ 730.1	73,136,448	(1)
2020	10,000	715.1	71,327,153	(2)

(1)	The number of shares entitled to the interim dividend was 71,869,828.

(2)	The number of shares entitled to the interim dividend was 73,136,448.
The following table sets forth the interim and annual dividend per share and the aggregate total amount of dividends declared, as well as the number of outstanding shares entitled to dividends, with respect to the year ended December 31, 2021. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
Interim dividend (for the period ended June 30, 2021)	￦ 2,500	￦ 177.9	71,160,643
Interim dividend (for the period ended September 30, 2021)	2,500	177.9	71,160,643
Annual dividend (for the year ended December 31, 2021)	1,660	361.2	217,582,152	(1)

(1)	Reflects the Stock Split, which became effective as of October 28, 2021.

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
The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2022, 218,002,830 shares of our common stock were outstanding.
The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents five-ninths of one share of our common stock. As of March 31, 2022, ADSs representing 14,653,598 shares of our common stock were outstanding.

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
Currently, our authorized share capital is 670,000,000 shares, which consists of shares of common stock, par value Won 100 per share, and shares of non-voting
stock, par value Won 100 per share (common shares and
non-voting
shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting
preferred shares. As of March 31, 2022, 218,833,144 common shares were issued, of which 830,314 shares were held by us in treasury. In connection with the
Spin-off,
we also engaged in the Stock Split, pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. In 2021, we repurchased 288,000 common shares under the Share Repurchase Agreement and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the application of the effects of the Stock Split. In January and February 2022, we transferred an additional 420,678 treasury shares as bonus payments to certain of our officers and employees. We have never issued any non-voting
preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable
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
Distribution of Free Shares
In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all of our shareholders in proportion to their existing shareholdings.
Preemptive Rights and Issuance of Additional Shares
We may at times issue authorized but unissued shares, unless otherwise provided in the Korean Commercial Code, on terms determined by our board of directors. All of our shareholders are generally entitled to subscribe to any newly-issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ registry as of the relevant record date. We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.
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
Limitation on Shareholdings
The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49.0% of our voting stock, subject to certain exceptions. See “Item 4.B Business Overview — Foreign Ownership and Investment Restrictions and Requirements.” Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of such Korean entities’ outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise the voting rights with respect to the shares exceeding such limitation and may be subject to the MSIT’s corrective orders.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “
—
Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “Passive Foreign Investment Company Rules”, we believe that we may be classified as a PFIC with respect to our taxable year ending December 31, 2021 but do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.
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
Passive Foreign Investment Company Rules
Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of our gross income for the taxable year is passive income; or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Investments in companies in which we own less than 25 percent of the stock (by value) are considered to be assets that produce passive income.
The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. Due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix prior to the
Spin-off,
which was treated as a passive asset for this purpose, we believe that we may be classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2021. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future, based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — The ongoing global pandemic of a new strain of coronavirus
(“COVID-19”)
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.”
You should consult your own tax advisors regarding our classification as a PFIC for 2021 or in the current or future years.
If we are classified as a PFIC, and you do not make a
mark-to-market
election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), including gain that you recognize on the sale of your common shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your common shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up
in the basis of your common shares or ADSs at death.
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

A U.S. holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NYSE). Further, it should also be noted that only the ADSs and not the common shares are listed on the NYSE. Consequently, a U.S. holder that holds common shares that are not represented by ADSs may not be eligible to make a mark-to-market
election in respect of those common shares. If the U.S. holder makes a mark-to-market
election, the U.S. holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end
over the U.S. holder’s basis in those ADSs. If at the end of the U.S. holder’s taxable year, the U.S. holder’s basis in the common shares or ADSs exceeds their fair market value, the U.S. holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. holder’s net mark-to-market
gains from previous years. A U.S. holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market
rules. In addition, any gain the U.S. holder recognizes upon the sale of the U.S. holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. holder’s net mark-to-market
gains from previous years. If a U.S. holder makes a
mark-to-market
election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. If a U.S. holder makes a mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market
gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market
election generally cannot be made for any lower-tier PFICs that we may own (unless shares of such lower-tier PFIC are themselves “marketable”), a U.S. holder who makes a mark-to-market
election with respect to our common shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United
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
Securities Transaction Tax
Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.43% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.23% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.43% of the sales price of such shares if traded outside the KRX KOSPI Market.
Securities transaction tax or the agricultural and fishery special surtax is not applicable if (1) the shares or rights to subscribe for shares are listed on a designated foreign stock exchange and (2) the sale of the shares takes place on such exchange.
Securities transaction tax, if applicable, must be paid by the transferor of the shares or rights, in principle. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay (to the tax authority) the tax, and when such transfer is made through a financial investment company with a brokerage license only, such company is required to withhold and pay the tax. Where the transfer is effected by a
Non-resident
Holder without a permanent establishment in Korea, other than through a securities settlement company or a financial investment company with a brokerage license, the transferee is required to withhold the securities transaction tax. Failure to do so will result in the imposition of penalties equal to the sum of (1) between 10.0% to 40.0% of the tax amount due, depending on the nature of the improper reporting, and (2) 8.03% per annum on the tax amount due for the default period.
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
We have entered into a
floating-to-fixed
cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2020. In addition, we have entered into fixed-to-fixed
cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$5.7 million of borrowings from December 2013, US$500 million of bonds issued in April 2018 and US$300 million of bonds issued in August 2018. We also entered into floating-to-fixed
interest rate swap contracts to hedge interest rate risks with respect to Won 12.5 billion of borrowings from December 2017 and Won 25.0 billion of borrowings from December 2018. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.
The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.
Exchange Rate Risk
Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 2.8 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2021. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk
We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2021:

	Maturities
	2022		2023		2024		2025		2026		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	1,402.3	￦	829.0	￦	1,417.6	￦	848.0	￦	458.9	￦	2,063.9	￦	7,019.7	￦	7,008.5
Average weighted rate (1)		2.21%		2.96%		2.03%		1.92%		1.86%		2.38%
Variable rate		12.5		25.0		—		—		—		—		37.5		37.5
Average weighted rate (1)		2.78%		2.67%		—		—		—		—

Sub-total		1,414.8		854.0		1,417.6		848.0		458.9		2,063.9		7,057.2		7,046.0

Foreign currency:
Fixed-rate		6.7		945.2		—		—		—		470.6		1,422.5		1,671.5
Average weighted rate (1)		1.70%		3.88%		—		—		—		6.63%
Variable rate		—		—		—		354.2		—		—		354.2		354.2
Average weighted rate (1)		—		—		—		1.12%		—		—

Sub-total		6.7		945.2		—		354.2		—		470.6		1,776.7		2,025.7

Total	￦	1,421.5	￦	1,799.2	￦	1,417.6	￦	1,202.2	￦	458.9	￦	2,534.5	￦	8,833.9	￦	9,071.7

(1)	Weighted average rates of the portfolio at the period end.
A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 20.9 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2021. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.
Equity Price Risk
We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2021, 2020 and 2019, a 10.0% increase in the equity indices where our equity investments at fair value through other comprehensive income are listed, with all other variables held constant, would have increased our total equity by Won 140.0 billion, Won 94.6 billion and Won 40.8 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect.
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
Payments made by ADR Depositary
The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2021, we received US$1,791,012.52, net of taxes, from the ADR depositary in connection with such reimbursements.

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
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in
Rules 13a-15(f)
and
15d-15(f)
under the Exchange Act, as of December 31, 2021. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting
The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp. (“KPMG Samjong”), on the effectiveness of our internal control over financial reporting as of December 31, 2021 is included in Item 18 of this
Form 20-F.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
The table sets forth the fees we paid to our independent registered public accounting firm KPMG Samjong and its affiliates for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021		2020
	(In millions of Won)
Audit Fees	￦	5,969	￦	5,157
Audit-Related Fees		62		16
Tax Fees		262		372
All Other Fees		—		93

Total	￦	6,293	￦	5,638
“Audit Fees”
are the aggregate fees billed by KPMG Samjong for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
“Audit-Related Fees”
are fees charged by KPMG Samjong for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for, in 2021, (i) the provision of documents in connection with the MSIT’s reallocation of certain of our frequency usage rights and (ii) performance of agreed-upon procedures services regarding quarterly financial information relating to the Spin-off Businesses’ presentation as discontinued operations in our consolidated financial statements, and, in 2020, audit services of documents related to the use of certain government grants.
“Tax Fees”
are fees for professional services rendered by KPMG Samjong for tax compliance, tax advice on actual or contemplated transactions and tax planning services.
“All Other Fees”
 are fees billed by KPMG Samjong for benchmarking services related to new types of business association models for the purposes of enhancing social values in 2020.
Pre-Approval
of Audit and
Non-Audit
Services Provided by Independent Registered Public Accounting Firm
Our audit committee
pre-approves
all audit services to be provided by our independent registered public accounting firm. Our audit committee’s policy regarding the pre-approval
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
Our audit committee did not
pre-approve
any
non-audit
services under the
de minimis
exception of
Rule 2-01
(c)(7)(i)(C) of
Regulation S-X
as promulgated by the SEC.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information regarding purchases by us of our common shares during the fiscal year ended December 31, 2021.

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Yet Be Purchased Under the Plans or Programs
					(In billions of Won)
January 1, 2021 – April 30, 2021 (2)(3)	1,440,000	￦	47,647	1,440,000	￦	—
November 29, 2021 (4)	54,032		57,900	54,032		—

Total	1,494,032	￦	48,018	1,494,032	￦	—

(1)	Average price paid per share is a weighted average calculation using the aggregate price, excluding commissions and fees.

(2)
Repurchases made in the open market pursuant to a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm, dated August 28, 2020 (the “Share Repurchase Agreement”), which was terminated on April 30, 2021.

(3)	Reflects the Stock Split, which became effective as of October 28, 2021.

(4)	Represents the fractional shares arising from the Spin-off.

Item 16F.	CHANGE IN REGISTRANT ’ S CERTIFYING ACCOUNTANT
On December 20, 2021, our Audit Committee approved the appointment of Ernst & Young Han Young, or E&Y, as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB for the fiscal years ending December 31, 2022, 2023 and 2024, and, in effect, dismissed KPMG Samjong, our former independent registered public accountants (including for the fiscal years ending December 31, 2019, 2020 and 2021). We provided notice of the expected dismissal to KPMG Samjong on December 10, 2021. E&Y’s appointment was effective as of January 1, 2022, and KPMG Samjong’s dismissal was effective as of April 28, 2022, the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2021 and the issuance of its report thereon.
The decision of our Audit Committee to dismiss KPMG Samjong, and to appoint E&Y, as our principal accountant to audit our financial statements prepared in accordance with IFRS, as issued by the IASB, was largely driven by the FSC’s designation of E&Y as our external auditor in December 2021 pursuant to the requirement of the amended Act on External Audit of Stock Companies, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, requires that a publicly listed Korean company that was audited by an external auditor of its choice for six consecutive years change its external auditor to one designated by the FSC for a period of three consecutive years.
KPMG Samjong’s reports on our consolidated financial statements for each of the two most recent fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2021 and 2020 and up until April 28, 2022, there were: (i) no disagreements between us and KPMG Samjong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Samjong, would have caused KPMG Samjong to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.
During the two most recent fiscal years ended December 31, 2021 and 2020 and up until April 28, 2022, neither we nor anyone on our behalf consulted E&Y regarding either (i) the application of IFRS, as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that E&Y concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS, as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form
20-F
and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form
20-F)
We provided a copy of the disclosure in this Item 16F to KPMG Samjong and requested that KPMG furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG’s letter dated April 28, 2022 is filed as Exhibit 15.1 to this annual report for the fiscal year ended December 31, 2021.

Item 16G.	CORPORATE GOVERNANCE
The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of two independent directors and one management director.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation review committee comprised of one non-independent director and three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of
Rule 10A-3
under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com .

Item 16H.	MINE SAFETY DISCLOSURE
Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS
Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of KPMG Samjong dated April 28, 2022

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD.
(Registrant)

/s/ Hee Jun Chung
Name:	Hee Jun Chung
Title:	Vice President, Head of IR
Date: April 28, 2022

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
SK Telecom Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and subsidiaries (the Group) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
Spin-off of Semiconductor and New ICT businesses
As described in Note 3 and Note 41, SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company, namely SK Square Co., Ltd., is engaged in managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments and the surviving company will continue to engage in the remaining businesses of SK Telecom Co., Ltd. and certain subsidiaries, primarily cellular and fixed-line telecommunications businesses. The spun-off businesses are presented as discontinued operations, and the comparative consolidated statements of income have been re-presented to present the discontinued operations separately from continuing operations.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee

F-2

and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
(i)    Evaluation of goodwill impairment for the fixed-line telecommunication services cash generating unit
As discussed in Notes 3 (12) and 16 to the consolidated financial statements, the amount of goodwill that is allocated to the fixed-line telecommunication services cash generating unit (“CGU”) amounts to ￦764,082 million as of December 31, 2021. The Group performs impairment test for goodwill at least annually or when there is an indication of possible impairment by comparing the recoverable amount and the carrying amount of a CGU to which goodwill is allocated. The recoverable amount of the fixed-line telecommunication services CGU was determined based on its value-in-use
(“VIU”).
We identified the evaluation of goodwill impairment for the fixed-line telecommunication services CGU as a critical audit matter. Estimation of certain assumptions involves a high degree of subjectivity and uncertainty and therefore, involved a high degree of subjective and complex auditor judgment. Specifically, estimates of operating revenue, perpetual growth rate and discount rate used to estimate the VIU of the fixed-line telecommunication services CGU were challenging to test.
The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s goodwill impairment analysis. This included controls related to the development of operating revenue, perpetual growth rate and discount rate assumptions.

•
We performed sensitivity analyses over both the discount rate and the perpetual growth rate used in the discounted cash flow forecast to assess the impact of changes in these assumptions on the Group’s determination of the VIU of the fixed-line telecommunication services CGU.

•
We evaluated estimated operating revenue by comparison with the financial budgets approved by the Group and comparing the forecasted operating cash flow in prior year with the actual results to assess the Group’s ability to accurately forecast.

•
We involved our valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating estimated operating revenue and perpetual growth rate by comparing them with telecommunication industry reports as well as the Group’s historical performance and (2) evaluating the discount rate by comparing it with a discount rate that was independently developed using publicly available market data for comparable entities.

/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2012.
Seoul, Korea
April 28, 2022

F-3

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting
To the Shareholders and Board of Directors
SK Telecom Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited SK Telecom Co., Ltd. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements) and our report dated April 28, 2022, expressed an unqualified opinion on those consolidated financial statements.
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

F-4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
April 28, 2022

F-5

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	872,731	1,369,653
Short-term financial instruments	5,34,35		508,677	1,426,952
Short-term investment securities	10,34,35		5,010	150,392
Accounts receivable — trade, net	6,34,35,36		1,913,511	2,188,893
Short-term loans, net	6,34,35,36		70,817	97,464
Accounts receivable — other, net	6,34,35,36,37		548,362	979,044
Contract assets	8,35		76,698	100,606
Prepaid expenses	7		1,987,503	2,128,349
Prepaid income taxes	31		77	1,984
Derivative financial assets	22,34,35,38		30,110	8,704
Inventories, net	9		204,637	171,443
Non-current assets held for sale	40		8,734	—
Advanced payments and others	6,34,35		125,798	151,602

			6,352,665	8,775,086

Non-Current Assets:
Long-term financial instruments	5,34,35		375	893
Long-term investment securities	10,34,35		1,715,078	1,648,837
Investments in associates and joint ventures	12		2,197,351	14,354,113
Investment property, net	14		23,034	—
Property and equipment, net	13,15,36,37		12,871,259	13,377,077
Goodwill	11,16		2,072,493	3,357,524
Intangible assets, net	17		3,869,769	4,436,194
Long-term contract assets	8,35		41,580	47,675
Long-term loans, net	6,34,35,36		21,979	40,233
Long-term accounts receivable — other	6,34,35,36,37		275,238	332,803
Long-term prepaid expenses	7		1,069,148	1,063,711
Guarantee deposits	6,34,35,36		186,713	172,474
Long-term derivative financial assets	22,34,35,38		187,484	155,991
Deferred tax assets	31		128	105,088
Defined benefit assets	21		18,427	3,557
Other non-current assets	6,34,35		8,556	35,701

			24,558,612	39,131,871

Total Assets		￦	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements
.

F-
6

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position — (Continued)
As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable — trade	34,35,36	￦	190,559	372,909
Accounts payable — other	34,35,36		2,071,870	2,484,466
Withholdings	34,35,36		790,489	1,410,239
Contract liabilities	8		166,436	229,892
Accrued expenses	34,35		1,295,404	1,554,889
Income tax payable	3 1		192,221	219,766
Derivative financial liabilities	22,34,35,38		52	77
Provisions	20,39		61,656	69,363
Short-term borrowings	18,34,35,38		12,998	109,998
Current portion of long-term debt, net	18,34,35,38		1,430,324	939,237
Current portion of long-term payables — other	19,34,35,38		398,823	424,600
Lease liabilities	34,35,36,38		349,568	359,936
Other current liabilities			35	2,595

			6,960,435	8,177,967

Non-Current Liabilities:
Debentures, excluding current portion, net	18,34,35,38		7,037,424	7,690,169
Long-term borrowings, excluding current portion, net	18,34,35,38		353,122	1,979,261
Long-term payables — other	19,34,35,38		1,611,010	1,142,354
Long-term lease liabilities	34,35,36,38		1,184,714	1,076,841
Long-term contract liabilities	8		36,531	30,704
Defined benefit liabilities	21		13,157	154,944
Long-term derivative financial liabilities	22,34,35,38		321,084	375,083
Long-term provisions	20		65,339	81,514
Deferred tax liabilities	31		941,301	2,709,075
Other non-current liabilities	34,35,36		52,022	92,802

			11,615,704	15,332,747

Total Liabilities			18,576,139	23,510,714

Shareholders’ Equity:
Share capital	1,23		30,493	44,639
Capital surplus and others	11,23,24,26		(12,022,485)	278,444
Hybrid bonds	25		398,759	398,759
Retained earnings	27		22,437,341	22,981,913
Reserves	28		735,238	40,139
Equity attributable to owners of the Parent Company			11,579,346	23,743,894
Non-controlling interests			755,792	652,349

Total Shareholders’ Equity			12,335,138	24,396,243

Total Liabilities and Shareholders’ Equity		￦	30,911,277	47,906,957

See accompanying notes to the consolidated financial statements
.

F-
7

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2021, 2020 and 2019

(In millions of won except for per share data)	Note	2021		2020	2019
Continuing operations
Operating revenue and other income:
Revenue	4,36	￦	16,748,585	16,087,747	15,416,431
Other income	4,29,36		115,763	95,751	95,583

			16,864,348	16,183,498	15,512,014

Operating expenses:	36
Labor			2,300,754	2,108,496	1,981,864
Commissions	7		5,426,114	5,103,012	4,766,682
Depreciation and amortization	4		3,672,555	3,664,665	3,540,984
Network interconnection			749,599	770,712	752,334
Leased lines			310,141	293,960	262,268
Advertising			233,401	272,091	279,846
Rent			140,418	171,179	152,589
Cost of goods sold			1,167,417	1,106,001	1,378,105
Others	4,29		1,431,587	1,658,362	1,410,288

			15,431,986	15,148,478	14,524,960

Operating profit	4		1,432,362	1,035,020	987,054
Finance income	4,30		155,133	140,685	121,692
Finance costs	4,30		(315,604)	(322,943)	(334,912)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,12		446,300	52,456	33,199

Profit before income tax	4		1,718,191	905,218	807,033

Income tax expense	31		446,796	221,262	262,940
Profit from continuing operations			1,271,395	683,956	544,093
Profit from discontinued operations, net of taxes	41		1,147,594	816,582	316,640

Profit for the year		￦	2,418,989	1,500,538	860,733

Attributable to:
Owners of the Parent Company		￦	2,407,523	1,504,352	888,698
Non-controlling interests			11,466	(3,814)	(27,965)
Earnings per share	32
Basic earnings per share (in won)		￦	7,191	4,093	2,425
Basic earnings per share — continuing operations (in won)			3,614	1,741	1,469
Diluted earnings per share (in won)			7,187	4,092	2,425
Diluted earnings per share — continuing operations (in won)			3,613	1,741	1,469

See accompanying notes to the consolidated financial statements
.

F-
8

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	Note	2021		2020	2019
Profit for the year		￦	2,418,989	1,500,538	860,733
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		16,374	(2,637)	(72,605)
Net change in other comprehensive income (loss) of investments in associates and joint ventures	1 2 ,28		4,796	271	(19,269)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,3 0		920,871	579,678	(17,943)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	1 2 ,28		356,503	(114,478)	75,763
Net change in unrealized fair value of derivatives	22,28,30		16,133	19,138	40,681
Foreign currency translation differences for foreign operations	28		47,515	(20,150)	(5,618)

Other comprehensive income for the year, net of taxes			1,362,192	461,822	1,009

Total comprehensive income		￦	3,781,181	1,962,360	861,742

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	3,473,445	1,869,075	891,051
Non-controlling interests			307,736	93,285	(29,309)

See accompanying notes to the consolidated financial statements
.

F-
9

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, December 31, 2018	￦	44,639	256,325	398,759	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting IFRS 16 in 2019		—	—	—	(24,186)	—	(24,186)	(503)	(24,689)

Balance, January 1, 2019(As reported)		44,639	256,325	398,759	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Changes in accounting policies		—	—	—	(5,393)	—	(5,393)	—	(5,393)

Balance, January 1, 2019(Restated)		44,639	256,325	398,759	22,114,962	(373,442)	22,441,243	(122,075)	22,319,168
Total comprehensive income:
Profit (loss) for the year		—	—	—	888,698	—	888,698	(27,965)	860,733
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	(41,513)	43,866	2,353	(1,344)	1,009

		—	—	—	847,185	43,866	891,051	(29,309)	861,742

Transactions with owners:
Annual dividends (note 33)		—	—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends (note 33)		—	—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option (note 26)		—	295	—	—	—	295	764	1,059
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Disposal of treasury shares (note 24)		—	300,000	—	—	—	300,000	—	300,000
Changes in ownership in subsidiaries (note 1 1 )		—	51,102	—	—	—	51,102	47,127	98,229

		—	351,397	—	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019	￦	44,639	607,722	398,759	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934

See accompanying notes to the consolidated financial statements
.

F-1
0

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2021, 2020
and 2019

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total

Balance, January 1, 2020	￦	44,639	607,722	398,759	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss) (note 1 2 ,21,22,28,30)		—	—	—	(4,992)	369,715	364,723	97,099	461,822

		—	—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends (note 33)		—	—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends (note 33)		—	—	—	(73,136)	—	(73,136)	—	(73,136)
Share option (note 26)		—	179	—	—	—	179	1,256	1,435
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(426,664)	—	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries (note 1 1 )		—	97,207	—	—	—	97,207	696,872	794,079

		—	(329,278)	—	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020	￦	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243

See accompanying notes to the consolidated financial statements
.

F-1
1

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2021	￦	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year		—	—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income (loss) (note 1 2 ,21,22,28,30)		—	—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

		—	—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends (note 33)		—	—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends (note 33)		—	—	—	(355,804)	—	(355,804)	—	(355,804)
Share option (note 26)		—	75,498	—	—	—	75,498	12,124	87,622
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(76,111)	—	—	—	(76,111)	—	(76,111)
Disposal of treasury shares (note 24)		—	57,017	—	—	—	57,017	—	57,017
Retirement of treasury shares (note 24)		—	1,965,952	—	(1,965,952)	—	—	—	—
Changes from spin-off (note 41)		(14,146)	(14,460,588)	—	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries (note 1 1 )		—	137,303	—	—	—	137,303	(4,435)	132,868

		(14,146)	(12,300,929)	—	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021	￦	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138

See accompanying notes to the consolidated financial statements
.

F-1
2

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	Note	2021		2020	2019
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	2,418,989	1,500,538	860,733
Adjustments for income and expenses	38		3,473,779	4,256,654	4,435,039
Changes in assets and liabilities related to operating activities	38		(568,695)	302,458	(856,130)

			5,324,073	6,059,650	4,439,642
Interest received			37,403	41,832	56,392
Dividends received			327,906	166,019	241,117
Interest paid			(306,634)	(397,351)	(360,439)
Income tax paid			(351,469)	(48,274)	(341,728)

Net cash provided by operating activities			5,031,279	5,821,876	4,034,984

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instr uments, net			162,565	—	253,971
Decrease in short-term investment securities, net			32,544	17,684	29,503
Collection of short-term loans			137,196	77,114	113,345
Decrease in long-term financial instruments			343	99	231
Proceeds from disposals of long-term investment securities			78,261	46,065	234,683
Proceeds from disposals of investments in associates and joint ventures			100,634	2,715	220
Proceeds from disposals of property and equipment			61,425	102,526	18,478
Proceeds from disposals of intangible assets			14,618	39,654	7,327
Collection of long-term loans			4,166	4,608	4,435
Decrease in deposits			6,941	16,244	9,180
Proceeds from settlement of derivatives			1,495	845	601
Collection of lease receivables			—	—	27,712
Proceeds from disposals of subsidiaries			—	165	4,802
Cash inflow from business combination, net			—	115,834	5,016
Cash inflow from transfers of business, net			—	5,395	45,658

			600,188	428,948	755,162
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(596,025)	—
Increase in short-term loans			(100,209)	(103,604)	(116,320)
Increase in long-term loans			(9,877)	(11,044)	(11,541)
Increase in long-term financial instruments			(21)	(2)	—
Acquisitions of long-term investment securities			(286,566)	(95,474)	(383,976)
Acquisitions of investments in associates and joint ventures			(222,765)	(170,292)	(264,015)
Acquisitions of property and equipment			(2,915,851)	(3,557,800)	(3,375,883)
Acquisitions of intangible assets			(392,588)	(129,976)	(141,010)
Increase in deposits			(51,274)	(12,175)	(6,164)
Cash outflow for business combinations, net			(107,226)	(2,958)	(36,910)
Cash outflow for disposal and liquidation of subsidiaries			—	—	(927)

			(4,086,377)	(4,679,350)	(4,336,746)

Net cash used in investing activities		￦	(3,486,189)	(4,250,402)	(3,581,584)

See accompanying notes to the consolidated financial statements.

F-1
3

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	Note	2021		2020	2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		￦	—	76,375	—
Proceeds from issuance of debentures			873,245	1,420,962	1,633,444
Proceeds from long-term borrowings			350,000	1,947,848	—
Increase in financial liabilities at FVTPL			129,123	—	—
Cash inflows from settlement of derivatives			332	36,691	12,426
Proceeds from disposals of treasury shares			—	—	300,000
Transactions with non-controlling shareholders			444,124	17,766	101,398

			1,796,824	3,499,642	2,047,268
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(50,823)	—	(59,860)
Repayments of long-term payables — other			(426,267)	(428,100)	(428,153)
Repayments of debentures			(890,000)	(975,500)	(940,000)
Repayments of long-term borrowings			(286,868)	(1,950,874)	(89,882)
Payments of dividends			(1,028,520)	(742,136)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)	(14,766)
Repayments of lease liabilities			(431,674)	(412,666)	(443,238)
Acquisition of treasury shares			(76,111)	(426,664)	—
Cash outflows resulting from spin-off			(626,000)	—	—
Transactions with non-controlling shareholders			(19,406)	(6,515)	(39,345)

			(3,850,435)	(4,957,221)	(2,733,942)

Net cash used in financing activities			(2,053,611)	(1,457,579)	(686,674)

Net increase (decrease) in cash and cash equivalents			(508,521)	113,895	(233,274)
Cash and cash equivalents at beginning of the year			1,369,653	1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			11,599	(15,066)	(2,601)

Cash and cash equivalents at end of the year		￦	872,731	1,369,653	1,270,824

See accompanying notes to the consolidated financial statements
.

F-1
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, 2020 and 2019

1.	Reporting Entity
(1)    General
SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65,
Eulji-ro,
Jung-gu,
Seoul, Korea.
The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2021 and 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares		Percentage of total shares issued (%)
	2021	2020	2021	2020
SK Inc.	65,668,397	21,624,120	30.00	26.78
National Pension Service	21,076,493	8,853,906	9.63	10.97
Institutional investors and other shareholders	126,990,775	39,582,507	58.04	49.02
Kakao Co rp .	3,846,487	1,266,620	1.76	1.57
Treasury shares	1,250,992	9,418,558	0.57	11.66

	218,833,144	80,745,711	100.00	100.00

These
 consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.
On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off
of its business of managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments. (See note 41)
(2)    List of subsidiaries
The list of subsidiaries as of December 31, 2021 and 2020 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunication services	—	52.1

F-1
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication services, system software development and supply services	—	98.7
	Eleven Street Co., Ltd.(*2)	Korea	E-commerce	—	80.3
	DREAMUS COMPANY(*2)	Korea	Manufacturing digital audio players and other portable media devices	—	51.4
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	Korea	Information security and unmanned security service	—	62.6
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*2)	Switzerland	Quantum information and communications service	—	68.1
	SK Square Americas, Inc. (Formerly, SK Telecom TMT InvestmentCorp.)(*2)	USA	Investment	—	100.0
	FSK L&S Co., Ltd.(*2)	Korea	Freight and logistics consulting business	—	60.0
	Incross Co., Ltd.(*2)	Korea	Media representative business	—	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*3)	Korea	Cable broadcasting services	100.0	55.0
	T map Mobility Co., Ltd.(*2)	Korea	Mobility business	—	100.0

Subsidiaries owned by SK Planet Co., Ltd.(*2)	SK m&service Co., Ltd.	Korea	Database and Internet website service	—	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	—	100.0
	SKP America LLC.	USA	Digital contents sourcing service	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	—	59.0

Subsidiaries owned by DREAMUS COMPANY(*2)	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	—	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	—	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	—	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	—	100.0

Subsidiaries owned by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	—	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	—	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	—	100.0

Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.(*2)	Korea	Production and supply services of broadcasting programs	100.0	—

Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA(*2)	Id Quantique LLC	Korea	Quantum information and communications service	—	100.0

F-1
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2021	Dec. 31, 2020

Subsidiaries owned by FSK L&S Co., Ltd.(*2)	FSK L&S (Shanghai) Co., Ltd.	China	Logistics business	—	66.0
	FSK L&S (Hungary) Co., Ltd.	Hungary	Logistics business	—	100.0
	FSK L&S VIETNAM COMPANY LIMITED	Vietnam	Logistics business	—	100.0

Subsidiaries owned by Incross Co., Ltd.(*2)	Infra Communications Co., Ltd.	Korea	Service operation	—	100.0
	Mindknock Co., Ltd.	Korea	Software development	—	100.0

Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for year ended December 31, 2021 are presented in note 1-(4).

(*3)	The Parent Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at  ~~￦~~  9,512 million in cash for the year ended December 31, 2021.

(*4)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.
(3)    Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	￦	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

F-1
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307
T map Mobility Co., Ltd.		170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.

(*2)
The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd. and two other subsidiaries of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.

(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

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

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology(Wuxi) Co., Ltd.

(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.

(*6)
The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the date of acquisition to December 31, 2019.

F-
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)    Changes in subsidiaries
1)    The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
Studio Dolphin Co., Ltd.	Acquired by DREAMUS COMPANY

Media S Co., Ltd.	Established by SK Broadband Co., Ltd.

FSK L&S (Jiangsu) Co., Ltd.	Established by FSK L&S Co., Ltd.

Rokmedia Co., Ltd.	Acquired by One Store Co., Ltd.

YLP Inc.	Acquired by T map Mobility Co., Ltd.

GOOD SERVICE Co., Ltd.	Acquired by T map Mobility Co., Ltd.

CAPS America, Inc.	Established by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)
2)    The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2021 is as follows:

Subsidiary	Reason
ADT CAPS Co., Ltd.	Merged into SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd., at the time of merger, SK Infosec Co., Ltd.)

One Store Co., Ltd.	Transferred to spin-off company

SK Planet Co., Ltd.	Transferred to spin-off company

Eleven Street Co., Ltd.	Transferred to spin-off company

DREAMUS COMPANY	Transferred to spin-off company

SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)	Transferred to spin-off company

id Quantique SA	Transferred to spin-off company

SK Square Americas, Inc. (Formerly, SK Telecom TMT Investment Corp.)	Transferred to spin-off company

FSK L&S Co., Ltd.	Transferred to spin-off company

Incross Co., Ltd.	Transferred to spin-off company

T map Mobility Co., Ltd.	Transferred to spin-off company

Rokmedia Co., Ltd.	Transferred to spin-off company

SK m&service Co., Ltd.	Transferred to spin-off company

SK Planet Global Holdings Pte. Ltd.	Transferred to spin-off company

SKP America LLC.	Transferred to spin-off company

K-net Culture and Contents Venture Fund	Transferred to spin-off company

F-2
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Subsidiary	Reason

iriver Enterprise Ltd.	Transferred to spin-off company

iriver China Co., Ltd.	Transferred to spin-off company

Dongguan iriver Electronics Co., Ltd.	Transferred to spin-off company

LIFE DESIGN COMPANY Inc.	Transferred to spin-off company

Studio Dolphin Co., Ltd.	Transferred to spin-off company

SKinfosec Information Technology(Wuxi) Co., Ltd.	Transferred to spin-off company

CAPSTEC Co., Ltd.	Transferred to spin-off company

CAPS America, Inc.	Transferred to spin-off company

Id Quantique LLC	Transferred to spin-off company

FSK L&S (Shanghai) Co., Ltd.	Transferred to spin-off company

FSK L&S (Hungary) Co., Ltd.	Transferred to spin-off company

FSK L&S VIETNAM COMPANY LIMITED	Transferred to spin-off company

FSK L&S (Jiangsu) Co., Ltd.	Transferred to spin-off company

Infra Communications Co., Ltd.	Transferred to spin-off company

Mindknock Co., Ltd.	Transferred to spin-off company

YLP Inc.	Transferred to spin-off company

GOOD SERVICE Co., Ltd.	Transferred to spin-off company

F-2
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(5)    The financial information of significant
non-controlling
interests of the Group as of and for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		24.9

	As of December 31, 2021
Current assets	￦	1,208,535
Non-current assets		4,762,970
Current liabilities		(1,410,823)
Non-current liabilities		(1,681,014)
Net assets		2,879,668
Fair value adjustment and others		(23,000)
Net assets on the consolidated financial statements		2,856,668
Carrying amount of non-controlling interests		725,540

	2021
Revenue	￦	4,058,997
Profit for the year		213,468
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		213,468
Total comprehensive income		224,107
Profit attributable to non-controlling interests		53,645
Net cash provided by operating activities	￦	1,064,638
Net cash used in investing activities		(624,191)
Net cash used in financing activities		(237,241)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		203,147
Dividends paid to non-controlling interests for the year ended December 31, 2021	￦	—

F-2
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	￦	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	￦	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240

Net cash provided by operating activities	￦	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests for the year ended December 31, 2020	￦	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

F-2
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	￦	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non- controlling interests		57,175	67,742	84,673	(409,878)	41,074

	2019
Revenue	￦	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	￦	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects on exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividend paid to non- controlling interests for the year ended December 31, 2019	￦	—	—	17,500	28,786	—

2.	Basis of Preparation
(1)    Statement of compliance
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2022 for statutory shareholders’ approval purpose, and re-authorized
for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 2
8
, 2022.

F-2
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), and determination of stand-alone selling prices.
2)    Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 7), property and equipment and intangible assets (notes 3 (7), (9), 13 and 17), impairment of goodwill (notes 3 (12) and 16), recognition of provision (notes 3 (17) and 20), measurement of defined benefit liabilities (notes 3 (16) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 31).
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

F-2
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
Information about assumptions used for fair value measurements are included in note 22 and note 35.

3.	Significant Accounting Policies
The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements have been consistently applied for all periods presented, except for the changes described below.
The Group has initially adopted Interest Rate Benchmark Reform Phase 2 — Amendments to IFRS 9,
Financial Instruments
, IAS 39,
Financial Instrument: Recognition and Measurement
, IFRS 7,
Financial Instruments: Disclosures
and IFRS 16,
Leases
from January 1, 2021.
Interest Rate Benchmark Reform Phase 2 — Amendments provide exceptions as follows:

•
when the basis of determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform (“IBOR reform”), the Group updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•
when the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of the IBOR reform, the exception permits the hedge relationship to be continued while the Group amends the hedge documentation of that hedging relationship to reflect the changes required by IBOR reform.

These amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.
Meanwhile, as described in note 41, the Parent Company carried out spin-off
of its business of managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied IFRS 5,
Non-current
assets held for sale and discontinued operations
, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative consolidated statements of income have been re-presented to present the discontinued operations separately from continuing operations.
(1)    Operating segments
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s

F-2
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.
(2)    Basis of consolidation
(a)    Business combination
A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.
In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received, except if related to the costs to issue debt or equity securities recognized based on IAS 32 and IFRS 9.
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

F-2
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
(g)    Business combinations under common control
SK Inc. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.
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

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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

F-
29

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
(c)    Impairment
The Group estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Group’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.
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
Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the transferred assets.
(d)    Derecognition
Financial assets
The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

F-3
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

The Group enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
(e)    Offsetting
Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position when the Group currently has a legally enforceable right to offset the recognized amounts and it intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.
A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.
(6)    Derivative financial instruments, including hedge accounting
Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.
(a)    Hedge accounting
The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).
On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.
Hedges directly affected by interest rate benchmark reform
When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based
cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

F-3
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.
The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•
to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based
cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.
When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.
The Group amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.
If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Group determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Group amend the formal designation of the hedging relationship.
When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.
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

F-3
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
non-operating
income (loss).
The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3~10
Right-of-use assets	1 ~ 50
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

F-3
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.9 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20
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

F-3
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(11)    Investment property
Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.
Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.
Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use
asset classified as investment property is depreciated using the straight-line
basis from the commencement date to the end of the lease term.
The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.
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

F-3
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(a)    As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease
components and account for the lease and
non-lease
components as a single lease component.
The Group recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the
straight-line
basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use
asset reflects that the Group will exercise a purchase option. In that case the right-of-use
asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
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

F-3
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(b)    As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
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
(14)    Non-current
assets held for sale
Non-current
assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current
assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with IAS 36,
Impairment of Assets
.
A
non-current
asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).
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

F-3
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
1)    Greenhouse Gases Emission Right
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

F-
39

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

2)    Emissions liability
Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.
(19)    Transactions in foreign currencies
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
Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.
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

F-4
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(21)    Hybrid bond
The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.
(22)    Share-based payment
For equity-
settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.
The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market
performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market
performance conditions at the vesting date.
The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.
(23)    Revenue
(a)    Identification of performance obligations in contracts with customers
The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless and fixed-line telecommunications services, (2) sale of handsets and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.
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

F
-4
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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

F-4
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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
(27)    Discontinued operation
A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.
When an operation is classified as a discontinued operation, the comparative statements of income are re-presented
as if the operation had been discontinued from the start of the earliest comparative year.
(28)    Standards issued but not yet effective
The following new and amended standards are effective for annual periods beginning after January 1, 2021. The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37).

F-4
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•	COVID-19-Related Rent Concessions beyond 30 June, 2021 (Amendment to IFRS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Annual Improvements to IFRS Standards 2018-2020.

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts .

•	Disclosure of Accounting Polices (Amendments to IAS 1).

•	Definition of Accounting Estimates (Amendments to IAS 8).

4.	Operating Segments
The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments for continuing operations include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	595	1,432,362	73,005
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Profit before income tax							1,718,191	1,352,746

F-4
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and
2019

(In millions of won)
	2020
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others(*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,853,274	4,467,863	317,065	18,638,202	(2,550,455)	16,087,747	3,015,563
Inter-segment revenue		1,505,311	1,035,645	9,499	2,550,455	(2,550,455)	—	478,659
External revenue		12,347,963	3,432,218	307,566	16,087,747	—	16,087,747	2,536,904
Depreciation and amortization		2,892,460	874,562	10,675	3,777,697	(113,032)	3,664,665	326,417
Operating profit (loss)		1,031,887	258,973	645	1,291,505	(256,485)	1,035,020	69,614
Finance income and costs, net							(182,258)	(73,739)
Gain relating to investments in subsidiaries, associates and joint ventures, net							52,456	975,947
Profit before income tax							905,218	971,822
(In millions of won)

	2019
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others(*1)	Sub-total	Adjustments (*2)	Total	Discontinued operations
Total revenue	￦	13,787,009	3,944,260	250,409	17,981,678	(2,565,247)	15,416,431	2,729,552
Inter-segment revenue		1,563,205	984,967	17,075	2,565,247	(2,565,247)	—	405,267
External revenue		12,223,804	2,959,293	233,334	15,416,431	—	15,416,431	2,324,285
Depreciation and amortization		2,828,285	792,334	9,133	3,629,752	(88,768)	3,540,984	315,678
Operating profit (loss)		963,207	144,739	(15,095)	1,092,851	(105,797)	987,054	20,204
Finance income and costs, net							(213,220)	(82,580)
Gain relating to investments in subsidiaries, associates and joint ventures, net							33,199	416,344
Profit before income tax							807,033	353,968

(*1)
The Parent Company carried out
spin-off
of its business of managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments during the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

(*2)
Adjustments for operating profit (loss) are the amount differences from operating profit (loss) included in CODM report which is based on Korean IFRS to operating profit (loss) under IFRS. The reconciliation of these amounts is included in note
4-(2).
Adjustments for depreciation and amortization and operating profit (loss) also included the amount due to the consolidation adjustments, such as internal transactions.

The Group has restated the previously reported segment information for the years ended December 31, 2020 and 2019 to reflect reclassification of operating segments due to spin-off.

F-4
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Total segment operating profit (Before adjustments)	￦	1,431,767	1,291,505	1,092,851
Adjustments(*1)		(44,605)	(42,927)	(54,184)

Total segment operating profit		1,387,162	1,248,578	1,038,667

Other operating income:
Gain on disposal of property and equipment and intangible assets		39,136	34,625	7,755
Others(*2)		76,627	61,126	87,828

		115,763	95,751	95,583

Other operating expenses:
Impairment loss on property and equipment and intangible assets		(3,135)	(200,705)	(42,823)
Loss on disposal of property and equipment and intangible assets		(28,158)	(25,633)	(23,821)
Donations		(12,800)	(16,051)	(16,782)
Bad debt for accounts receivable — other		(3,995)	(6,640)	(3,594)
Others(*3)		(22,475)	(60,280)	(60,176)

		(70,563)	(309,309)	(147,196)

Consolidated operating profit from continuing operations	￦	1,432,362	1,035,020	987,054

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.

(*2)
Others for the year ended December 31, 2020 includes

~~￦~~

12 billion of gain on business transfer and others for the year ended December 31, 2019 includes

~~￦~~

70 billion of gain on business transfer, respectively, various other income with inconsequential amounts.

(*3)	Others for the years ended December 31, 2021, 2020 and 2019 include  ~~￦~~  17.0 billion,  ~~￦~~  51.2 billion and  ~~￦~~  42.4 billion of penalties, respectively, and various other expenses with inconsequential amounts.
Since there are no intersegment sales of inventory, there is no unrealized intersegment profit related to sales of inventory to be eliminated on consolidation. Domestic revenue for the years ended December 31, 2021, 2020 and 2019 amounts to

~~￦~~

16,734 billion,

~~￦~~

16,072 billion and

~~￦~~

15,402 billion,
respectively
.
Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2021, 2020 and 2019 amount t
o

~~￦~~

20,227 billion,

~~￦~~

22,242 billion and

~~￦~~

20,678 billion, and
non-current
assets outside of Korea amount to

~~￦~~

4 billion,

~~￦~~

63 billion and

~~￦~~

63 billion, respectively.
No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2021, 2020 and 2019.
The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

F-4
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2021		2020	2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	￦	959,932	983,431	1,151,236
Fixed-line telecommunication revenue	Goods		105,340	90,692	145,876
Other revenue	Others(*2)		328,328	284,221	198,732

			1,393,600	1,358,344	1,495,844

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,100,368	9,806,719	9,538,162
	Cellular interconnection		493,820	472,215	494,267
	Other(*4)		1,164,353	1,085,598	1,040,139
Fixed-line telecommunication revenue	Fixed-line service		217,000	230,401	225,557
	Cellular interconnection		69,769	83,762	92,396
	Internet Protocol Television(*5)		1,786,765	1,606,740	1,285,831
	International calls		162,379	160,293	137,902
	Internet service and miscellaneous(*6)		1,336,453	1,260,330	1,071,731
Other revenue	Miscellaneous		24,078	23,345	34,602

			15,354,985	14,729,403	13,920,587

Continuing operations			16,748,585	16,087,747	15,416,431

Discontinued operations			2,383,083	2,536,904	2,324,285

		￦	19,131,668	18,624,651	17,740,716

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use, and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

F-4
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

5.	Restricted Deposits
Deposits which are restricted in use as of December 31, 2021 and 2020 are summarized as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Short-term financial instruments(*)	￦	79,500	98,057
Long-term financial instruments(*)		372	890

	￦	79,872	98,947

(*)
Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2021, the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable — other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable — other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable — trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	￦	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ￦ 459,959 million of financial instruments classified as FVTPL.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)
	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable — other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable — other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable — trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	￦	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2020 include  ~~￦~~  517,175 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable — trade measured at amortized costs for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Beginning balance		Impairment(*1)	Write-offs(*2)	Collection of receivables previously written-off	Business combination	Spin-off	Ending balance
2021	￦	264,498	31,546	(65,852)	14,565	878	(6,754)	238,881
2020	￦	249,501	48,625	(48,278)	12,771	1,879	—	264,498

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

F-
49

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)
The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable — trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable — trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable — trade as of December 31, 2021 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.06%	76.34%	86.51%	99.92%
	Gross amount	￦	1,364,899	46,399	132,810	26,540
	Loss allowance		28,102	35,422	114,891	26,519

Other revenue	Expected credit loss rate		2.44%	43.30%	70.77%	89.19%
	Gross amount	￦	565,378	1,150	6,192	17,130
	Loss allowance		13,789	498	4,382	15,278

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

7.	Prepaid expenses
The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.
(1)    Details of prepaid expenses as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	￦	1,886,680	2,016,570
Others		100,823	111,779

	￦	1,987,503	2,128,349

Non-current assets:
Incremental costs of obtaining contracts	￦	977,236	982,952
Others		91,912	80,759

	￦	1,069,148	1,063,711

F-5
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)    Incremental costs of obtaining contracts
The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Amortization and impairment losses recognized(*)	￦	2,634,134	2,418,947	2,193,333

(*)	Includes amounts related to discontinued operations.

8.	Contract Assets and Liabilities
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

(1)	Details of contract assets and liabilities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	￦	118,278	148,281
Contract liabilities:
Wireless service contracts		18,397	22,026
Customer loyalty programs		12,699	16,709
Fixed-line service contracts		118,525	106,916
Security services		—	30,597
Others		53,346	84,348

	￦	202,967	260,596

(2)
The amount of revenue recognized for the years ended December 31, 2021 and 2020 related to the contract liabilities carried forward from the prior periods are

~~￦~~

185,515 million and

~~￦~~

142,144 million, respectively, those amounts include profit or loss from discontinued operations. Details of revenue expected to be recognized from contract liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	￦	18,397	—	—	18,397
Customer loyalty programs		10,650	1,399	650	12,699
Fixed-line service contracts		91,143	11,981	15,401	118,525
Others		46,246	2,828	4,272	53,346
	￦	166,436	16,208	20,323	202,967

F-5
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

9.	Inventories

(1)	Details of inventories as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021				December 31, 2020
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	204,545	(3,419)	201,126	172,762	(10,566)	162,196
Finished goods		—	—	—	3,730	(1,879)	1,851
Work in process		—	—	—	2,579	(818)	1,761
Raw materials		—	—	—	11,921	(6,905)	5,016
Supplies		3,511	—	3,511	619	—	619

	￦	208,056	(3,419)	204,637	191,611	(20,168)	171,443

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2021		2020	2019
Charged to cost of products that have been resold(*)	￦	(3,287)	(1,560)	15,019
Write-off upon sale(*)		(347)	(3,312)	(1,101)

(*)	Includes amounts related to discontinued operations.
There are no significant reversals of inventory write-downs for the periods presented.

(3)
Inventories recognized as operating expenses for the years ended December 31, 2021, 2020, and 2019 are

~~￦~~

1,417,339 million,

~~￦~~

1,385,016 million, and

~~￦~~

1,498,249 million, respectively, which are included in the cost of goods sold.

Those amounts include profit or loss from discontinued operations.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	￦	5,010	150,392

F-5
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Details of long-term investment securities as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Category	December 31, 2021		December 31, 2020
Equity instruments	FVOCI(*)	￦	1,510,428	1,454,361
	FVTPL		57,830	67,833

			1,568,258	1,522,194
Debt instruments	FVOCI		1,177	1,080
	FVTPL		145,643	125,563

			146,820	126,643

		￦	1,715,078	1,648,837

(*)
The Group designated investment
s
in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2021 and 2020 are

~~￦~~

1,510,428 million and

~~￦~~

1,454,361 million, respectively. Meanwhile, some of treasury shares held by the Parent Company have been reissued as common shares of SK Square Co., Ltd. amounted to

~~￦~~

35,037 million due to
spin-off,
and the Parent Company has designated the investments in equity instruments at FVOCI.

11.	Business Combinations

(1)	2021

1 )	Acquisition of Studio Dolphin Co., Ltd. by DREAMUS COMPANY:
DREAMUS COMPANY obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. for the year ended December 31, 2021. The consideration transferred was

~~￦~~

1,500 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of

~~￦~~

245 million and net loss of

~~￦~~

304 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3 rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business
F-53

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	1,500

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable — trade and other		31
Other assets		7
Accounts payable — trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	￦	1,465

2 )	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:
T map Mobility Co., Ltd. obtained control by acquiring 168,012 shares(100%) of YLP Inc. for the year ended December 31, 2021. The consideration transferred was

~~￦~~

79,000 million, among which

~~￦~~

55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of

~~￦~~

23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of

~~￦~~

20,488 million and net loss of

~~￦~~

1,632 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

F-5
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable — trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable — trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I - II)	￦	69,516

3)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:
One Store Co., Ltd. obtained control by acquiring 60,000 shares(100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was

~~￦~~

40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of

~~￦~~

10,915 million and net profit of

~~￦~~

1,066 million and the amounts are included in profit or loss from discontinued operation.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3 rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

F-5
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	40,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable — trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable — trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I - II)	￦	33,641

4)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:
T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was

~~￦~~

10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of

~~￦~~

1,063 million and net profit of

~~￦~~

621 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4 th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

F-5
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	10,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable — trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable — trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I - II)	￦	4,844

(2)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.:
On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd. transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

405,639 million as goodwill.
The Group’s consolidated revenue and profit for the year would have been

~~￦~~

16,294,243 million and

~~￦~~

1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd., and no separate financial information post acquisition is available.

F-5
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	￦	862,147
Fair value of derivative liability(*1)		320,984

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable — trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable — trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

		777,492

III. Goodwill(I - II)	￦	405,639

(*1)
The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination. (See note 22)

(*2)
Identifiable intangible assets recognized by the Group in the business combination included customer relationships measured at fair value on the acquisition date of ￦374,019 million. Fair value of the customer relationship was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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

2)	Acquisition of Broadband Nowon Co.,Ltd. by the Parent Company:
The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd.
,
and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. for the year ended December 31, 2020. The consideration transferred was

~~￦~~

10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

733 million was recognized as other
non-operating
income. Subsequent to the acquisition
,
Broadband Nowon Co., Ltd. recognized revenue of

~~￦~~

5,756 million and net profit of

~~￦~~

426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	10,421

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable — trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable — trade and other		(1,351)
Other liabilities		(336)

		20,280

III. Non-controlling interests:		9,126

IV. Gain on bargain purchase(I - II+III)	￦	(733)

F-
59

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.
ADT CAPS Co., Ltd., a subsidiary of the Parent Company before spin-off,
acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business for the year ended December 31, 2020. The consideration transferred was

~~￦~~

8,047 million, among which

~~￦~~

2,958 million was paid in cash for the year ended December 31, 2020 and the remaining balance will be paid at

~~￦~~

3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to

~~￦~~

2,892 million as goodwill.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.
Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	8,047

II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable — trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable — trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I - II)	￦	2,892

4)	Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.
SK Infosec Co., Ltd., a subsidiary of the Parent Company before spin-off,
merged with Life & Security Holdings Co., Ltd. to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(3)	2019

1)	Acquisition of Incross Co., Ltd. by the Parent Company
The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at

~~￦~~

53,722 million in cash for the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s

F-6
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

other shareholders. Incross Co., Ltd. reported

~~￦~~

19,787 million of revenue and

~~￦~~

5,756 million of profit since the Group obtained control. Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5 th floor, 1926, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae-won
Industry	Media representative business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	￦	53,722

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable — trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Accounts payable — trade and other		(57,309)
Other liabilities		(1,984)

		64,681
III. Non-controlling interests:		40,592

IV. Goodwill(I - II+III)	￦	29,633

F-6
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

12.	Investments in Associates and Joint Ventures
(1)    Investments in associates and joint ventures accounted for using the equity method as of December 31, 2021 and 2020 are as follows:

		December 31, 2021			December 31, 2020
(In millions of won)	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	793,754	27.3	￦	555,133
Korea IT Fund(*1)	Korea	63.3		339,976	63.3		323,294
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		349,866	15.0		314,930
SK Telecom CS T1 Co., Ltd.(*3)	Korea	—		—	54.9		53,010
NanoEnTek, Inc.(*3)	Korea	—		—	28.4		43,190
UniSK	China	49.0		19,156	49.0		15,700
SK Technology Innovation Company	Cayman Islands	49.0		86,301	49.0		41,579
SK MENA Investment B.V.	Netherlands	32.1		15,343	32.1		14,043
SK hynix Inc.(*3)	Korea	—		—	20.1		12,251,861
SK Latin America Investment S.A.	Spain	32.1		14,004	32.1		13,930
Grab Geo Holdings PTE. LTD.(*3)	Singapore	—		—	30.0		30,063
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		348,782	20.0		311,990
Pacific Telecom Inc.(*2)	USA	15.0		43,789	15.0		39,723
S.M. Culture & Contents Co., Ltd.(*4)	Korea	23.1		60,261	23.3		62,248
Content Wavve Co., Ltd.(*3)	Korea	—		—	30.0		75,803
Hello Nature Co., Ltd.(*3)	Korea	—		—	49.9		11,969
Digital Games International Pte. Ltd.	Singapore	33.3		2,208	33.3		6,449
Invites Healthcare Co., Ltd.(*5)	Korea	27.1		26,474	43.5		25,536
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,525	27.3		10,902
NANO-X IMAGING LTD.(*3)	Israel	—		—	5.6		28,484
Home Choice Corp.(*2)	Korea	17.8		3,052	17.8		3,585
Carrot General Insurance Co., Ltd.(*6)	Korea	—		—	21.4		13,469
12CM JAPAN and others(*2,3,7)	—	—		72,605	—		65,750

				2,188,096			14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	—		—	50.0		15,071
Finnq Co., Ltd.(*8)	Korea	49.0		7,255	49.0		13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*3)	USA	—		—	50.0		5,850
NEXTGEN ORCHESTRATION, LLC(*3)	USA	—		—	50.0		1,600
Techmaker GmbH(*3)	Germany	—		—	50.0		5,609
UTC Kakao-SK Telecom ESG Fund(*8,9)	Korea	48.2		2,000	—		—

				9,255			41,472

			￦	2,197,351		￦	14,354,113

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

F-6
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*2)
These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	Investments in SK Telecom CS T1 Co., Ltd. and twenty- three other associates and joint ventures were transferred to the spin-off company for the year ended December 31, 2021.

(*4)	The ownership interest has changed from 23.3% to 23.1% as third-party share option of S.M. Culture & Contents Co., Ltd. was exercised for the year ended December 31, 2021.

(*5)
The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. for the year ended December 31, 2020 and additionally contributed

~~￦~~

7,000 million of accounts receivable — other relating to disposal of the shares for the year ended December 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*6)
The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the entire shares of Carrot General Insurance Co., Ltd. as non-current
assets held for sale. (See note 41)

(*7)
The Group disposed the entire shares of SK Wyverns Co., Ltd. and recognized

~~￦~~

100,000 million as gain relating to investments in associates for the year ended December 31, 2021. Meanwhile, the Group recognized

~~￦~~

174 million
of impairment loss for the investments in TreePay Co. Ltd., for the year ended December 31, 2021.

(*8)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(*9)	The Group newly invested  ~~￦~~  2,000 million in cash for the year ended December 31, 2021.
(2)    The market value of investments in listed associates as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)	December 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.(*)	￦	—	—	—	8,620	7,600,649	65,518
SK hynix Inc.(*)		—	—	—	118,500	146,100,000	17,312,850
S.M. Culture & Contents Co., Ltd.		4,485	22,033,898	98,822	1,630	22,033,898	35,915
NANO-X IMAGING LTD.(*)		—	—	—	49,678 (USD 45.66)	2,607,466	129,534

(*)	Investments in NanoEnTek, Inc., SK hynix Inc. and NANO-X IMAGING LTD. were transferred to the spin-off company for the year ended December 31, 2021.

F-6
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)    The condensed financial information of significant associates as of and for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)	KEB HanaCard Co., Ltd. (*)		Korea IT Fund	SK China Company Ltd. (*)	SK South East Asia Investment Pte. Ltd. (*)
	As of December 31, 2021
Current assets	￦	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	￦	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

(In millions of won)	SK hynix Inc. (*)		KEB HanaCard Co., Ltd. (*)	Korea IT Fund	SK China Company Ltd. (*)	SK South East Asia Investment Pte. Ltd. (*)
	As of December 31, 2020
Current assets	￦	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	￦	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

(In millions of won)	SK hynix Inc. (*)		KEB HanaCard Co., Ltd. (*)	Korea IT Fund	SK China Company Ltd. (*)	SK South East Asia Investment Pte. Ltd. (*)
	As of December 31, 2019
Current assets	￦	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—

	2019
Revenue	￦	26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

(*)
The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., SK China Company Ltd. and SK South East Asia Investment Pte. Ltd. are consolidated financial information. In addition, the financial information of

F-6
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

SK hynix Inc. as of and for the year ended 2019 is financial information before the change in accounting policy in connection with the application of interpretations published by International Financial Reporting Interpretations Committee on determining lease term, as the impact on the Group’s consolidated financial statements is immaterial.

(4)    There are no significant joint ventures as of December 31, 2021, the condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 and 2019 are as
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
F-
65

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019
(5)    Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
KEB HanaCard Co., Ltd.	￦	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*1)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*1)		1,743,908	20.0	348,782	—	348,782

(In millions of won)	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	￦	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

(*2)
The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

F-6
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2021 and 2020 are as follows:

	2021
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance
Investments in associates:
SK China Company Ltd.(*1)	￦	555,133	—	274,066	95,696	(131,141)	—	793,754
Korea IT Fund(*1)		323,294	—	31,734	(4,336)	(10,716)	—	339,976
KEB HanaCard Co., Ltd.		314,930	—	35,057	(121)	—	—	349,866
SK Telecom CS T1 Co., Ltd.(*2)		53,010	4,888	(8,769)	(575)	—	(48,554)	—
NanoEnTek, Inc.(*2)		43,190	—	1,836	(86)	—	(44,940)	—
UniSK		15,700	—	1,475	1,981	—	—	19,156
SK Technology Innovation Company		41,579	—	39,256	5,466	—	—	86,301
SK MENA Investment B.V.		14,043	—	2	1,298	—	—	15,343
SK hynix Inc.(*1,2)		12,251,861	19,482	1,542,757	197,473	(170,937)	(13,840,636)	—
SK Latin America Investment S.A.		13,930	—	(49)	123	—	—	14,004
Grab Geo Holdings PTE. LTD.(*2)		30,063	—	—	—	—	(30,063)	—
SK South East Asia Investment Pte. Ltd.		311,990	—	(18,218)	55,010	—	—	348,782
Pacific Telecom Inc.		39,723	—	1,598	2,468	—	—	43,789
S.M. Culture & Contents Co., Ltd.		62,248	144	(2,484)	353	—	—	60,261
Contents Wavve Co., Ltd.(*2)		75,803	100,000	(20,716)	—	—	(155,087)	—
Hello Nature Co., Ltd.(*2,3)		11,969	9,980	(10,899)	(1)	(1,730)	(9,319)	—
Digital Games International Pte. Ltd.		6,449	—	(4,529)	288	—	—	2,208
Invites Healthcare Co., Ltd.		25,536	7,000	(5,968)	(94)	—	—	26,474
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,759	—	(136)	—	12,525
NANO-X IMAGING LTD.(*2)		28,484	(47)	(2,049)	—	2,437	(28,825)	—
Home Choice Corp.		3,585	—	(533)	—	—	—	3,052
Carrot General Insurance Co., Ltd.(*4)		13,469	12,289	(6,666)	(358)	(8,734)	(10,000)	—
Bertis Inc.(*2)		—	15,739	(423)	—	—	(15,316)	—
UT LLC(*2)		—	86,319	(7,773)	—	—	(78,546)	—
SPARKPLUS Co., Ltd.(*2)		—	34,166	—	—	—	(34,166)	—
12CM JAPAN and others(*2,5)		65,750	9,038	(2,869)	7,693	(1,624)	(5,383)	72,605

		14,312,641	298,998	1,837,595	362,278	(322,581)	(14,300,835)	2,188,096

F-6
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and
2019

	2021
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance
Investments in joint ventures:
Dogus Planet, Inc.(*2)	￦	15,071	—	(6,990)	(1,447)	—	(6,634)	—
Finnq Co., Ltd.		13,342	—	(5,969)	(118)	—	—	7,255
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		5,850	9,048	(1,276)	—	892	(14,514)	—
NEXTGEN ORCHESTRATION, LLC(*2)		1,600	—	—	—	142	(1,742)	—
Techmaker GmbH(*2)		5,609	—	(94)	145	—	(5,660)	—
WAVVE Americas Inc. (Formerly, Korea Content Platform, Inc.)(*2)		—	30,191	(14)	—	598	(30,775)	—
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	—	2,000

		41,472	41,239	(14,343)	(1,420)	1,632	(59,325)	9,255

	￦	14,354,113	340,237	1,823,252	360,858	(320,949)	(14,360,160)	2,197,351

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2021.

(*2)
Investment in SK Telecom CS T1 Co., Ltd. and
twenty-
three
 other associates and joint ventures were transferred to the spin-off
company for the year ended December 31, 2021. In addition, profit or loss related to investments in associates and joint ventures, which are transferred to the spin-off
company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized  ~~￦~~  1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2021.

(*4)
The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the investments in Carrot General Insurance Co., Ltd. amounting to

~~￦~~

8,734 million as non-current assets held for sale. (See note 40) Meanwhile, the investment in Carrot General Insurance Co., Ltd. amounting to

~~￦~~

10,000 million owned by T map Mobility Co., Ltd., a subsidiary of the Parent Company before spin-off, were transferred to the spin-off company for the year ended December 31, 2021.

(*5)
The acquisition for the year ended December 31, 2021 includes

~~￦~~

1,000 million of cash investment in Studio Yesone Co., Ltd. and

~~￦~~

1,000 million of cash investment in SONNORI Corp. and

~~￦~~

687 million of cash investment in WALDEN SKT VENTURE FUND and

~~￦~~

3,000 million of cash investment in Smart SKT Infinitum Game Fund and

~~￦~~

1,600 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the year ended December 31, 2021 includes

~~￦~~

334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and
2019

	2020
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	￦	568,459	—	3,752	(17,078)	—	—	555,133
Korea IT Fund(*1)		311,552	—	23,189	6,110	(17,557)	—	323,294
KEB HanaCard Co., Ltd.		294,756	—	20,671	(497)	—	—	314,930
SK Telecom CS T1 Co., Ltd.(*2)		60,305	—	(7,282)	(13)	—	—	53,010
NanoEnTek, Inc.(*2)		42,127	143	830	90	—	—	43,190
UniSK(*1)		14,342	—	1,403	168	(213)	—	15,700
SK Technology Innovation Company		43,997	—	184	(2,602)	—	—	41,579
SK MENA Investment B.V.		14,904	—	—	(861)	—	—	14,043
SK hynix Inc.(*1,2)		11,425,325	—	995,117	(22,481)	(146,100)	—	12,251,861
SK Latin America Investment S.A.		13,698	—	(40)	272	—	—	13,930
Grab Geo Holdings PTE. LTD.(*2)		31,269	—	(425)	(781)	—	—	30,063
SK South East Asia Investment Pte. Ltd.		250,034	119,770	11,250	(69,064)	—	—	311,990
Pacific Telecom Inc.(*1)		40,016	—	2,307	(1,621)	(979)	—	39,723
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(813)	(246)	—	—	62,248
Contents Wavve Co., Ltd.(*2)		83,640	—	(7,837)	—	—	—	75,803
Hello Nature Co., Ltd.(*2,3)		13,620	9,980	(11,118)	(79)	(434)	—	11,969
Digital Games International Pte. Ltd.		—	8,810	(2,038)	(323)	—	—	6,449
Invites Healthcare Co., Ltd.		—	28,000	(2,645)	181	—	—	25,536
Nam Incheon Broadcasting Co., Ltd.		—	—	676	—	—	10,226	10,902
NANO-X IMAGING LTD.(*2,4)		—	28,515	(747)	—	716	—	28,484
Home Choice Corp.		—	—	174	—	—	3,411	3,585
Carrot General Insurance Co., Ltd. (*5)		6,459	31	(6,188)	(33)	13,200	—	13,469
12CM JAPAN and others(*2,6)		58,884	(1,508)	(2,134)	(2,302)	12,810	—	65,750

		13,336,856	193,579	1,018,286	(111,160)	(138,557)	13,637	14,312,641

F-
69

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and
2019

	2020
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in joint ventures:
Dogus Planet, Inc.(*2)	￦	15,921	—	3,453	(4,303)	—	—	15,071
Finnq Co., Ltd.		22,880	—	(9,538)	—	—	—	13,342
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		7,961	—	(1,769)	—	(342)	—	5,850
NEXTGEN ORCHESTRATION, LLC(*2)		1,646	—	57	—	(103)	—	1,600
Techmaker GmbH(*2)		—	5,609	—	—	—	—	5,609

		48,408	5,609	(7,797)	(4,303)	(445)	—	41,472

	￦	13,385,264	199,188	1,010,489	(115,463)	(139,002)	13,637	14,354,113

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2020.

(*2)	Profit and loss related to investments in associates and joint ventures, which are transferred to the spin-off company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized  ~~￦~~  434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2020.

(*4)	As the Group obtained significant influence,  ~~￦~~  3,621 million of financial assets at FVOCI are reclassified to the investment in associates for the year ended December 31, 2020.

(*5)	 ~~￦~~  13,200 million of preferred shares of Carrot General Insurance Co., Ltd. were converted to common shares for the year ended December 31, 2020.

(*6)
The acquisitions for the year ended December 31, 2020 include

~~￦~~

1,600 million of cash investment in Laguna Dynamic Game Contents Fund and

~~￦~~

1,342 million of cash investment in KDX Korea Data Exchange and

~~￦~~

708 million relating to contribution of WALDEN SKT VENTURE FUND. The disposals for the year ended December 31, 2020 include

~~￦~~

1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and

~~￦~~

2,056 million relating to liquidation of 2010
KIF-Stonebridge
IT Fund and

~~￦~~

1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

(7)    The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2021 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2021		Cumulative loss	2021	Cumulative loss
Wave City Development Co., Ltd.	￦	6,143	8,543	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,167)	5,780	—	(124)

	￦	976	14,323	—	(124)

F-7
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

13.	Property and Equipment
(1)    Property and equipment as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	972,800	—	—	972,800
Buildings		1,692,239	(897,336)	(450)	794,453
Structures		922,637	(629,757)	(1,601)	291,279
Machinery		35,770,485	(27,771,040)	(1,518)	7,997,927
Other		1,718,337	(1,230,128)	(493)	487,716
Right-of-use assets		2,229,945	(669,389)	(1,223)	1,559,333
Construction in progress		767,751	—	—	767,751

	￦	44,074,194	(31,197,650)	(5,285)	12,871,259

	December 31, 2020
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	1,039,323	—	—	1,039,323
Buildings		1,747,445	(888,389)	(450)	858,606
Structures		913,102	(594,098)	(1,601)	317,403
Machinery		36,152,031	(27,761,449)	(14,370)	8,376,212
Other		2,047,405	(1,391,201)	(2,588)	653,616
Right-of-use assets		1,961,346	(489,311)	—	1,472,035
Construction in progress		659,882	—	—	659,882

	￦	44,520,534	(31,124,448)	(19,009)	13,377,077

(2)	Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment(*2)	Business combina- tion(*3)	Spin-off	Ending balance
Land	￦	1,039,323	634	(21,557)	24,789	—	—	—	(70,389)	972,800
Buildings		858,606	3,919	(9,706)	47,612	(55,818)	—	639	(50,799)	794,453
Structures		317,403	2,482	(6,124)	16,546	(37,968)	—	—	(1,060)	291,279
Machinery		8,376,212	593,225	(44,477)	1,816,003	(2,394,351)	(1,054)	—	(347,631)	7,997,927
Other		653,616	830,277	(2,286)	(607,271)	(180,980)	(495)	193	(205,338)	487,716
Right-of-use assets		1,472,035	672,723	(60,159)	(9,610)	(433,970)	(1,223)	507	(80,970)	1,559,333
Construction in progress		659,882	1,695,316	(1,071)	(1,554,047)	—	—	—	(32,329)	767,751

	￦	13,377,077	3,798,576	(145,380)	(265,978)	(3,103,087)	(2,772)	1,339	(788,516)	12,871,259

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2021.

F-7
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*3)	Includes assets from the acquisition of YLP Inc. and another company by T map Mobility Co., Ltd. and from the acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment(*2)	Business combina- tion(*3)	Ending balance
Land	￦	981,389	525	(20,415)	37,532	—	—	40,292	1,039,323
Buildings		867,408	3,034	(21,811)	48,160	(55,215)	—	17,030	858,606
Structures		347,069	2,542	(4,417)	9,167	(36,995)	—	37	317,403
Machinery		7,924,392	553,052	(32,369)	2,180,445	(2,419,522)	(1,745)	171,959	8,376,212
Other		731,066	945,499	(6,486)	(817,819)	(203,376)	—	4,732	653,616
Right-of-use assets		1,326,628	736,157	(163,217)	—	(436,231)	—	8,698	1,472,035
Construction in progress		755,508	1,625,218	(16,162)	(1,709,735)	—	—	5,053	659,882

	￦	12,933,460	3,866,027	(264,877)	(252,250)	(3,151,339)	(1,745)	247,801	13,377,077

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2020.

(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

14.	Investment Property

(1)	Investment property as of December 31, 2021 is as follows:

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	6,071	—	6,071
Buildings		21,021	(13,668)	7,353
Right-of-use assets		12,577	(2,967)	9,610

	￦	39,669	(16,635)	23,034

(2)	Changes in Investment property for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Beginning balance	￦	—
Transfer		23,034

Ending balance	￦	23,034

(3)	The Group recognized lease income of  ~~￦~~  5,036 million for the year ended December 31, 2021 from investment property.

(4)	The fair value of investment property is  ~~￦~~  66,128 million as of December 31, 2021.

F-7
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

15.	Lease

(1)	As a lessee
1)    Details of the
right-of-use
assets as of December 31, 2021 and 2020 are as
follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Land, buildings and structures	￦	1,392,925	1,269,753
Others		166,408	202,282

	￦	1,559,333	1,472,035

2)    Details of amounts recognized in the consolidated statements of income for the years ended December 31,
 2021,
2020 and 2019 as a lessee are as
follows:

(In millions of won)	2021		2020	2019
Depreciation of right-of-use assets(*)
Land, buildings and structures	￦	338,304	347,166	359,755
Others		95,666	89,065	89,062

	￦	433,970	436,231	448,817

Interest expense on lease liabilities(*)	￦	23,998	22,976	25,981
Expenses related to short-term leases(*)		25,435	20,193	19,098
Expenses related to leases of low-value assets except for short-term leases(*)		3,772	3,297	2,550

(*)	Includes amounts related to discontinued operations.

3)
The total cash outflows due to lease payments for the years ended
December 31, 2021, 2020 and 2019 amounted
 to

~~￦~~

484,879 million
,

~~￦~~

459,132 million
and

~~￦~~

489,440
million, respectively, those amounts include cash flows from discontinued operations.

(2)	As a lessor
1)    Finance lease
The Group recognized interest income of

~~￦~~

2,053
million,

~~￦~~

2,223 million and

~~￦~~

1,712
million on lease receivables for the years ended December 31, 2021, 2020 and 2019, respectively, those amounts include profit or loss from discontinued operations.

F-7
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	￦	22,497
1 ~ 2 years		11,124
2 ~ 3 years		10,425
3 ~ 4 years		3,619
4 ~ 5 years		58
More than 5 years		6

Undiscounted lease payments	￦	47,729

Unrealized finance income		867

Net investment in the lease		46,862

2)    Operating lease
The Group recognized lease income of

~~￦~~

230,140 million
,

~~￦~~

238,545
million and

~~￦~~

168,482
million for the years ended December 31, 2021, 2020 and 2019, respectively, of which variable lease payments received are

~~￦~~

17,686

million
,

~~￦~~

21,715 million and

~~￦~~

25,228 million, respectively.
The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2021.

(In millions of won)
	Amount
Less than 1 year	￦	170,575
1 ~ 2 years		113,524
2 ~ 3 years		51,433
3 ~ 4 years		1,409
4 ~ 5 years		808
More than 5 years		1,935

	￦	339,684

16.	Goodwill
(1)    Goodwill as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Goodwill related to merger of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.(*)		—	1,176,274
Other goodwill(*)		2,175	110,932

	￦	2,072,493	3,357,524

(*)	Transferred to the spin-off company for the year ended December 31, 2021.

F-7
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)    Details of the impairment testing of Goodwill as of December 31, 2021 is as follows:
Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of
 6.6%

(2020:

6.3%
)
(pre-tax annual discount rate: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.5% (2020: (
-
)0.2%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.
The recoverable amount of the CGU is based on its value in use, which is estimated based on key assumptions including operating revenue, annual growth rate applied for the cash flows expected to be incurred after five years (“perpetual growth rate”) and discount rate. The post-tax
annual discount rate of

7.1
%
 (2020: 6.9%) (pre-tax annual discount rate
:

9.2
%
)

to the estimated future post-tax cash flows based on financial budgets for the next five years. The estimated operating revenue is based on past performance, business plans and its expectation of future market changes. An annual growth rate of
 1.0% (2020:

1.0
%
)
was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(3)	Details of the changes in goodwill for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Beginning balance	￦	3,357,524	2,949,530
Acquisition(*)		111,928	408,531
Impairment loss		—	(519)
Other		(43)	(18)
Spin-off		(1,396,916)	—

Ending balance	￦	2,072,493	3,357,524

(*)
It consists of goodwill recognized as T map Mobility Co., Ltd.’s acquisition of YLP Inc. and another company, goodwill recognized as DREAMUS COMPANY’s acquisition of Studio Dolphin Co., Ltd. and goodwill recognized from One Store Co., Ltd.’s acquisition of Rokmedia Co., Ltd. for the year ended December 31, 2021. (See Note 11)

As of December 31, 2021 and 2020, accumulated impairment losses are

~~￦~~

33,441 million and

~~￦~~

68,832 million, respectively.

F-7
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	￦	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		48,318	(45,586)	—	2,732
Industrial rights		92,332	(36,342)	(36)	55,954
Development costs		34,393	(34,193)	—	200
Facility usage rights		156,062	(138,188)	—	17,874
Customer relations		507,581	(180,324)	—	327,257
Club memberships(*2)		113,300	—	(24,806)	88,494
Brands(*2)		—	—	—	—
Other(*3)		4,347,971	(3,524,002)	(6,400)	817,569

	￦	12,521,692	(8,434,681)	(217,242)	3,869,769

(In millions of won)	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	￦	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		50,503	(45,783)	—	4,720
Industrial rights		116,889	(45,300)	(147)	71,442
Development costs		67,989	(54,771)	(3,854)	9,364
Facility usage rights		159,865	(137,985)	—	21,880
Customer relations		1,091,146	(171,283)	—	919,863
Club memberships(*2)		139,349	—	(32,484)	106,865
Brands(*2)		374,096	—	—	374,096
Other(*3)		4,604,077	(3,586,596)	(22,282)	995,199

	￦	12,814,796	(8,121,447)	(257,155)	4,436,194

(*1)
The Group was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency license
s
from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for

~~￦~~

227,200 million,

~~￦~~

547,800 million and

~~￦~~

411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Group at the date of initial lump sum payment and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment. For the year ended December 31, 2020, the Parent Company recognized an impairment loss of

~~￦~~

12,388 million for the portion of 800 MHz frequency usage rights used for 2G service as ICT approved the termination of 2G service. Meanwhile, for the year ended December 31, 2020, the Parent Company recognized an impairment loss of

~~￦~~

186,000 million for the 28GHz frequency usage rights as the carrying value exceeded the recoverable amount.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.

(*3)	Other intangible assets primarily consist of computer software and others.

F-7
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	C hanges in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation (*1)	Reversal (Impairment) (*2)	Business Combina- tion(*3)	Spin-off	Ending balance
Frequency usage rights	￦	1,932,765	1,145,999	—	—	(519,075)	—	—	—	2,559,689
Land usage rights		4,720	175	(76)	—	(2,087)	—	—	—	2,732
Industrial rights		71,442	5,158	(8)	390	(6,377)	(36)	—	(14,615)	55,954
Development costs		9,364	1,279	(150)	—	(3,210)	—	—	(7,083)	200
Facility usage rights		21,880	1,690	(21)	328	(6,003)	—	—	—	17,874
Customer relations		919,863	4,854	(461)	—	(53,342)	—	4,705	(548,362)	327,257
Club memberships		106,865	6,518	(9,925)	—	—	653	—	(15,617)	88,494
Brands		374,096	—	—	—	—	—	—	(374,096)	—
Other		995,199	80,713	(4,580)	276,890	(421,213)	(111)	5,059	(114,388)	817,569

	￦	4,436,194	1,246,386	(15,221)	277,608	(1,011,307)	506	9,764	(1,074,161)	3,869,769

(*1)	Includes amounts related to discontinued operations.

(*2)
The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to

~~￦~~

147 million as impairment loss and

~~￦~~

653 million as reversal of impairment loss, respectively, for the year ended December 31, 2021.

(*3)	Includes assets from the acquisition of YLP Co., Ltd. and another company by T map Mobility Co., Ltd., and Rokmedia Co., Ltd. by One Store Co., Ltd.

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization (*1)	Impairment (*1,2)	Business Combination(*3)	Ending balance

Frequency usage rights	￦	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		7,349	550	(100)	—	(3,079)	—	—	4,720
Industrial rights		66,824	1,836	(513)	8,281	(4,825)	(161)	—	71,442
Development costs		11,146	1,141	(294)	3,302	(4,644)	(1,287)	—	9,364
Facility usage rights		25,832	1,810	(3)	434	(6,193)	—	—	21,880
Customer relations		591,371	2,014	(1,604)	491	(52,849)	—	380,440	919,863
Club memberships		80,410	11,821	(35,432)	544	—	(323)	49,845	106,865
Brands(*4)		374,096	—	—	—	—	—	—	374,096
Other		1,061,563	112,011	(13,729)	272,433	(430,719)	(6,410)	50	995,199

	￦	4,866,092	131,183	(51,675)	285,485	(1,018,657)	(206,569)	430,335	4,436,194

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to  ~~￦~~  206,569 million as impairment loss for the year ended December 31, 2020.

(*3)	Includes assets from the acquisition of Broadband Nowon Co., Ltd. and from the merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*4)	Brands are recognized in connection with the acquisition of Life & Security Holdings Co., Ltd.

F-7
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Research and development costs expensed as incurred(*)	￦	406,672	416,445	391,327

(*)	Includes amounts related to discontinued operations.

(4)	Details of frequency usage rights as of December 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	197,620	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		520,100	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		607,090	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		390,882	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		833,034	5G service	Apr. 2019	Nov. 2028
28GHz license		10,963	5G service	Jan. 2021	Nov. 2023

	￦	2,559,689

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2021		December 31, 2020
Short-term borrowings	Citibank	2.45	￦	—	50,000
	KEB Hana Bank(*1,3)	FTP 1M +1.01		—	27,000
	KEB Hana Bank(*2,3)	6M financial I (bank) + 1.59		—	5,000
	Shinhan Bank(*2,3)	6M financial I (bank) + 1.35		—	15,000
	Hana Financial Investment Co., Ltd.	4.20		4,642	4,642
	DB Financial Investment Co., Ltd.	4.00		2,785	2,785
	Shinhan Financial Investment Co., Ltd.	4.20		5,571	5,571

			￦	12,998	109,998

(*1)	1M FTP rate is 1.14% as of December 31, 2020.

(*2)	6M financial I (bank) rate is 0.92% as of December 31, 2020.

(*3)	Transferred to the spin-off company for the year ended December 31, 2021.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2) Long-term borrowings as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2021		December 31, 2020
Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021	￦	—	12,250
Korea Development Bank(*1,2)	3M CD + 0.71	Dec. 21, 2022		12,500	25,000
Korea Development Bank(*3)	1.87	Feb. 10, 2026		50,000	—
Credit Agricole CIB(*1,4)	3M CD + 0.82	Dec. 14, 2023		25,000	37,500
Export Kreditnamnden(*5)	1.70	Apr. 29, 2022		6,746 (USD 5,690)	18,726 (USD 17,211)
Shinhan Bank and others(*6)	3.20	Oct. 5, 2025		—	1,950,000
UBS(*6)	0.00	Mar. 28, 2025		—	617 (CHF 500)
FAE(*6)	0.00	May 7, 2025		—	617 (CHF 500)
Mizuho bank, Ltd.	1.35	May 20, 2024		100,000	—
DBS bank Ltd.	1.32	May 28, 2024		200,000	—

				394,246	2,044,710
Less present value discount				(59)	(15,786)

				394,187	2,028,924
Less current installments				(41,065)	(49,663)

			￦	353,122	1,979,261

(*1)	3M CD rate are 1.29% and 0.66% as of December 31, 2021 and 2020, respectively.

(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2018 to 2022.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.

(*4)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.

(*5)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

(*6)	Transferred to the spin-off company for the year ended December 31, 2021.

(3)	Debentures as of December 31, 2021 and 2020 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured corporate bonds	Operating fund	2021	4.22	￦	—	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66		—	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000

F-
79

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	—	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	—	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	—	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	—	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	230,000	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000

F-8
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021	December 31, 2020
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	Refinancing fund	2024	1.17	80,000	—
Unsecured corporate bonds		2026	1.39	80,000	—
Unsecured corporate bonds		2031	1.80	50,000	—
Unsecured corporate bonds		2041	1.89	100,000	—
Unsecured corporate bonds	Refinancing fund	2024	2.47	90,000	—
Unsecured corporate bonds		2026	2.69	70,000	—
Unsecured corporate bonds		2041	2.68	40,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2021	1.77	—	120,000
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	150,000	150,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	140,000	140,000
Unsecured corporate bonds(*1)		2021	2.59	—	70,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	50,000	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	80,000	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)	Refinancing fund	2024	1.69	100,000	—
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,292
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,222
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,168
Private placement corporate bonds(*2)	Operating fund	2023	—	—	6,100

F-8
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2021		December 31, 2020
Unsecured global bonds	Operating fund	2027	6.63		474,200 (USD 400,000)	435,200 (USD 400,000)
Unsecured global bonds		2023	3.75		592,750 (USD 500,000)	544,000 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88		355,650 (USD 300,000)	326,400 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	3M LIBOR + 0.91		355,650 (USD 300,000)	326,400 (USD 300,000)

					8,448,250	8,606,782
Less discounts on bonds					(21,567)	(27,039)

					8,426,683	8,579,743
Less current installments of bonds					(1,389,259)	(889,574)

				￦	7,037,424	7,690,169

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2)	Transferred to the spin-off company for the year ended December 31, 2021.

(*3)	3M LIBOR rates are 0.21% and 0.24% as of December 31, 2021 and 2020, respectively.

19.	Long-term Payables — other

(1)	Long-term payables — other as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Payables related to acquisition of frequency usage rights	￦	1,611,010	1,141,723
Other		—	631

	￦	1,611,010	1,142,354

(2)	As of December 31, 2021 and 2020, details of long-term payables — other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 17):

(In millions of won)
	December 31, 2021		December 31, 2020
Long-term payables — other	￦	2,090,715	1,626,040
Present value discount on long-term payables — other		(80,882)	(59,717)
Current installments of long-term payables — other		(398,823)	(424,600)

Carrying amount at December 31	￦	1,611,010	1,141,723

F-8
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)
The principal amounts of the long-term payables — other repaid for the year ended December 31, 2021 and 2020 are

~~￦~~

425,349 million, respectively. The repayment schedule of the principal amount of long-term payables — other related to acquisition of frequency usage rights as of December 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	400,245
1~3 years		769,395
3~5 years		738,300
More than 5 years		182,775

	￦	2,090,715

20.	Provisions
Changes in provisions for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021									As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Spin-off	Ending balance	Current	Non-current
Provision for restoration	￦	113,653	12,648	(6,283)	(440)	172	—	(5,019)	114,731	59,204	55,527
Emission allowance		7,424	1,368	(1,091)	(5,816)	—	—	—	1,885	1,885	—
Other provisions		29,800	1,655	(18,909)	(1,820)	—	385	(732)	10,379	567	9,812

	￦	150,877	15,671	(26,283)	(8,076)	172	385	(5,751)	126,995	61,656	65,339

(In millions of won)
	2020								As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for restoration	￦	102,519	15,616	(3,610)	(1,492)	(6)	626	113,653	42,348	71,305
Emission allowance		5,257	7,400	—	(5,233)	—	—	7,424	7,424	—
Other provisions(*)		57,385	3,250	(30,861)	(1,904)	(199)	2,129	29,800	19,591	10,209

	￦	165,161	26,266	(34,471)	(8,629)	(205)	2,755	150,877	69,363	81,514

(*)	 ~~￦~~  18,717 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Present value of defined benefit obligations	￦	1,035,016	1,278,550
Fair value of plan assets		(1,040,286)	(1,127,163)

Defined benefit assets(*)		(18,427)	(3,557)

Defined benefit liabilities			154,944

F-8
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*)
Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Discount rate for defined benefit obligations	2.35 ~ 3.29%	1.83 ~ 3.14%
Expected rate of salary increase	2.00 ~ 5.29%	2.04 ~ 6.00%
Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	￦	1,278,550	1,136,787
Current service cost(*1)		186,395	193,078
Past service cost		—	815
Interest cost(*1)		28,617	25,958
Remeasurement - Demographic assumption		(794)	2,071
- Financial assumption		(29,399)	(18,266)
- Adjustment based on experience		5,773	17,364
Business combinations		—	1,742
Benefit paid		(114,897)	(76,987)
Spin-off		(318,476)	—
Others(*2)		(753)	(4,012)

Ending balance	￦	1,035,016	1,278,550

(*1)	Includes amounts related to discontinued operations.

(*2)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2021 and 2020.

F-8
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)	Changes in plan assets for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Beginning balance	￦	1,127,163	965,654
Interest income(*)		24,550	21,057
Remeasurement		(3,798)	(1,385)
Contributions		152,208	213,298
Benefit paid		(100,511)	(68,084)
Business combinations		—	485
Spin-off		(157,522)	—
Others		(1,804)	(3,862)

Ending balance	￦	1,040,286	1,127,163

(*)	Includes amounts related to discontinued operations.
The Group expects to contribute

~~￦~~

187,598 million to the defined benefit plans in 2022.

(5)
Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress,
for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)	For the year ended December 31
	2021		2020
Current service cost(*)	￦	186,395	193,078
Past service cost		—	815
Net interest cost(*)		4,067	4,901

	￦	190,462	198,794

(*)	Includes amounts related to discontinued operations.
Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Equity instruments	￦	25,083	15,770
Debt instruments		228,534	228,839
Short-term financial instruments, etc.		786,669	882,554

	￦	1,040,286	1,127,163

F-8
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(7)	As of December 31, 2021, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(43,702)	47,870
Expected salary increase rate		47,552	(43,940)
The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.
A weighted average duration of defined benefit obligations as of December 31, 2021 and 2020 are 9.19 years and 9.43 years, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	Interest rate risk	Korea Development Bank	Dec. 21, 2017 ~ Dec. 21, 2022

Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	Interest rate risk	Credit Agricole CIB	Mar.19, 2019 ~ Dec.14, 2023

F-8
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)
SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to

~~￦~~

270,000 million and

~~￦~~

64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contract
s
consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2022 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized derivative financial assets of

~~￦~~

4,682 million and long-term derivative financial assets of

~~￦~~

2,306 million, respectively, for each TRS. Derivative financial assets and long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)
In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a derivative financial liability of

~~￦~~

321,025
million (

~~￦~~

320,984 million as of December 31, 2020) for the rights prescribed in the shareholders’ agreement as of December 31, 2021.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using
5-year
projected cash flows discounted at 7.1% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(4)
The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Group recognized derivative financial assets of

~~￦~~

15,477 million and

~~￦~~

9,524 million, respectively, for subscription right and contingent subscription right.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increases (decreases). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increases (decreases).

F-8
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(5)
The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the financial statements as derivative financial assets, long-term derivative financial assets, derivative financial liabilities and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 5,690)	￦	427	427
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	74,555	74,555
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		75,069	75,069
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)		30,150	30,150
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		2,460	2,460

	￦	182,661	182,661

Current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 25,000)	￦	(52)	(52)
Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)	￦	(59)	(59)

	￦	(111)	(111)

(6)
The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2021, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	￦	9,524	9,524
Subscription right		15,477	15,477
Total return swap		4,682	4,682
Non-current assets:
Total return swap	￦	5,250	5,250

	￦	34,933	34,933

Non-current liabilities:
Share option	￦	(321,025)	(321,025)

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of authorized shares(*1)		670,000,000	220,000,000
Par value (in won)(*1)		100	500
Number of issued shares		218,833,144	80,745,711
Share capital:
Common share(*2)	￦	30,493	44,639

(*1)
As a result of stock split and
spin-off,
the number of shares that the Parent Company is allowed to be issue under article of incorporation has changed from 220,000,000 shares with a par value of

~~￦~~

500 to 670,000,000 shares with a par value of

~~￦~~

100.

(*2)
The Parent Company’s share capital decreased by

~~￦~~

14,146 million as a result of
spin-off
for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Issued shares at January 1	80,745,711	80,745,711
Retirement of treasury shares(*1)	(8,685,568)	—
Stock split(*2)	288,240,572	—
Spin-off(*3)	(141,467,571)	—

Issued shares at December 31	218,833,144	80,745,711

(*1)	The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation.

(*2)
The stock split of the Parent Company’s common share was approved at the shareholders’ meeting held on October 12, 2021. The stock split was effective from October 28, 2021. The par value of issued shares has changed from

~~￦~~

500 to

~~￦~~

100.

(*3)
The allocation of new shares to shareholders of the
spin-off
company is based on the number of shares at par value of

~~￦~~

100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in shares)	0.6073625	0.3926375

F-
89

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)	Details of shares outstanding as of December 31, 2021 and 2020 are as follows:

(In shares)	2021			2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	1,250,992	217,582,152	80,745,711	9,418,558	71,327,153

(4)	Details of capital surplus and others as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Paid-in surplus	￦	1,771,000	2,915,887
Treasury shares(Note 24)		(57,314)	(2,123,661)
Hybrid bonds(Note 25)		398,759	398,759
Share option(Note 26)		47,166	1,481
Others(*)		(13,783,337)	(515,263)

	￦	(11,623,726)	677,203

(*) The amount for 2021 primarily consists of a change in equity amounting to

~~￦~~

13,340,037 million due to the spin-off that was accounted for as a transaction under common control (see note 41).

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2021 and 2020 are as follows:

(In millions of won, except for share data)
	December 31, 2021		December 31, 2020
Number of shares		1,250,992	9,418,558
Acquisition cost	￦	57,314	2,123,661

(2)	Changes in treasury shares for the years ended December 31, 2021 and 2020 are as follows:

(In shares)
	2021	2020
Treasury shares at January 1	9,418,558	7,609,263
Acquisition(*1)	288,000	1,809,295
Disposal(*2)	(626,740)	—
Retirement of treasury shares(*3)	(8,685,568)	—
Stock split(*4)	1,577,000	—
Spin-off(*5)	(719,955)	—
Disposal(*6)	(303)	—

Treasury shares at December 31	1,250,992	9,418,558

(*1)
The Parent Company acquired 288,000 of its treasury shares for

~~￦~~

72,982 million and 1,809,295 of its treasury shares for

~~￦~~

426,664 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021 and 2020, respectively.

F-9
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*2)
The Parent Company distributed 626,240 treasury shares (acquisition cost:

~~￦~~

141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off,
resulting in gain on disposal of treasury shares of

~~￦~~

2,659 million and loss on disposal of treasury shares of

~~￦~~

114,359 million, respectively. In addition, the Parent Company distributed 500 treasury shares (acquisition cost:

~~￦~~

113 million) as compensation to the
non-executive
directors, resulting in gain on disposal of treasury shares of

~~￦~~

48 million for the year ended December 31, 2021.

(*3)
The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the
P
a
rent
Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)
The stock split of the Parent Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.

(*5)
773,987

treasury shares, some of treasury shares held by the Parent Company, have been replaced common shares of SK Square Co., Ltd., spin-off
company, due to
spin-off.
Meanwhile. the Parent Company acquired 54,032 of its treasury shares (acquisition cost:

~~￦~~

3,129 million) for the purpose of handling single shares after stock split and spin-off.

(*6)
The Parent Company distributed 303 treasury shares (acquisition cost:

~~￦~~

14 million) as congratulatory bonus payment of
spin-off
to the employee, resulting in loss on disposal of treasury shares of

~~￦~~

14 million for the year ended December 31, 2021.

25.	Hybrid Bonds
Hybrid bonds classified as equity as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2021		December 31, 2020
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	￦	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					￦	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity.
These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.

(*2)
Annual interest rate is determined as yield rate of
5-year
national bond plus premium. According to the
step-up
clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

F-9
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

26.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share based payment arrangement are as follows:
1)     Equity-settled share-based payment arrangement

	Parent Company
	1-1	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, cash settlement
Number of shares (in shares)(*1)	67,320	67,320	67,320	4,124	12,685	5,266	381,937	94,657
Exercise price (in won)(*1)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date
2)     Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	224,692	145,247
Exercise price (in won)(*1)	50,276
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date

(*1)	Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2021.

(*3)
The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the year, and granted cash settled share appreciation rights to executives.

As a result of
spin-off
for the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of December 31, 2021.

F-9
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Share compensation expense recognized for the year ended December 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2020	￦	7,589
For the year ended December 31, 2021(*)		87,622
In subsequent periods		75,318

	￦	170,529

A
s of December 31, 2021, the carrying amount of debt recognized by the Group in relation to the cash-settled share-based payment arrangement is

~~￦~~

1,774 million.

(*)	Includes amounts related to discontinued operations.

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:
1)     Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	49,350	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	5,403	4,048	3,096	4,798	1,720	1,622	192	8,142
2)    Cash-settled share-based payment arrangement

(In won)
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.
Risk-free interest rate	1.71%	1.71%
Estimated option’s life	3.25 years	3.25 years
Share price on the remeasurement date	57,900	66,400
Expected volatility	26.00%	26.00%
Expected dividends	3.40%	0.00%
Exercise price(*)	50,276	50,276
Per-share fair value of the option	10,646	20,321

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.
Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based

F-9
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

payment transactions in accordance with IFRS 2 and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off
company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share
fair value on the grant date are measured at

~~￦~~

300,500 that is closing price of common shares on the grant date before stock split and spin-off.
The fair value of these share-based payment on the grant date is

~~￦~~

151,858 million, among which the awards with a fair value of

~~￦~~

9,935 million were transferred to
spin-off
company.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021		December 31, 2020
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		6,418,583	6,963,155

	￦	22,437,341	22,981,913

(2)	Legal reserve
The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021		December 31, 2020
Valuation gain on FVOCI	￦	633,240	438,979
Other comprehensive gain (loss) of investments in associates and joint ventures		53,770	(392,333)
Valuation gain on derivatives		33,918	17,615
Foreign currency translation differences for foreign operations		14,310	(24,122)

	￦	735,238	40,139

F-9
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Changes in reserves for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income(loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2020	￦	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		486,065	(114,191)	18,535	(20,694)	369,715
Balance at December 31, 2020	￦	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		194,261	446,103	16,303	38,432	695,099

Balance at December 31, 2021	￦	633,240	53,770	33,918	14,310	735,238

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	￦	438,979	(47,086)
Amount recognized as other comprehensive income for the year, net of taxes		627,833	486,440
Amount reclassified to retained earnings, net of taxes		(12,429)	(375)
Changes from spin-off, net of taxes		(421,143)	—

Balance at December 31	￦	633,240	438,979

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Balance at January 1	￦	17,615	(920)
Amount recognized as other comprehensive income for the year, net of taxes		9,731	15,414
Amount reclassified to profit, net of taxes		6,572	3,121

Balance at December 31	￦	33,918	17,615

F-9
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

29.	Other Operating Income and Expenses
Details of other operating income and
expenses for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	39,136	34,625	7,755
Others(*)		76,627	61,126	87,828

	￦	115,763	95,751	95,583

Other Operating Expenses:
Communication	￦	32,462	34,462	32,986
Utilities		350,678	336,187	315,129
Taxes and dues		33,935	34,577	38,688
Repair		425,606	399,376	368,620
Research and development		347,711	353,198	324,052
Training		31,761	33,384	32,581
Bad debt for accounts receivable — trade		29,402	45,002	25,376
Travel		7,813	7,534	20,717
Supplies and other		101,656	105,333	104,943
Loss on disposal of property and equipment and intangible assets		28,158	25,633	23,821
Impairment loss on property and equipment and intangible assets		3,135	200,705	42,823
Donations		12,800	16,051	16,782
Bad debt for accounts receivable — other		3,995	6,640	3,594
Others(*)		22,475	60,280	60,176

	￦	1,431,587	1,658,362	1,410,288

(*)	See note 4 (2).

F-9
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Finance Income:
Interest income	￦	36,708	37,030	48,605
Gain on sale of accounts receivable — other		27,725	22,605	15,855
Dividends		12,039	1,170	10,011
Gain on foreign currency transactions		10,987	9,029	8,836
Gain on foreign currency translations		7,505	7,888	4,064
Gain relating to financial instruments at FVTPL		60,169	62,963	34,321

	￦	155,133	140,685	121,692

Finance Costs:
Interest expense	￦	279,737	288,972	306,665
Loss on sale of accounts receivable — other		—	—	5,823
Loss on foreign currency transactions		12,270	11,053	10,038
Loss on foreign currency translations		6,764	8,973	4,242
Loss on disposal of long-term investment securities		—	98	—
Loss relating to financial instruments at FVTPL		16,833	13,847	8,144

	￦	315,604	322,943	334,912

(2)	Details of interest income included in finance income for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)	2021		2020	2019
Interest income on cash equivalents and financial instruments(*)	￦	16,141	24,378	29,854
Interest income on loans and others(*)		27,709	25,979	33,725

	￦	43,850	50,357	63,579

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)	2021		2020	2019
Interest expense on borrowings(*)	￦	66,188	116,397	104,991
Interest expense on debentures(*)		224,144	225,309	224,765
Others(*)		52,010	57,470	76,331

	￦	342,342	399,176	406,087

(*)	Includes amounts related to discontinued operations.

7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2021, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable — trade, loans and receivables are presented and explained separately in notes 6 and 3
5
.

1)     Finance income and costs

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	￦	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	￦	202,550	585,427

(*)	Includes amounts related to discontinued operations.

(In millions of won)
	2020
	Finance income(*1)		Finance costs(*1)
Financial Assets:
Financial assets at FVTPL(*2)	￦	180,254	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost(*2)		46,135	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	￦	241,196	497,193

(*1)	Includes amounts related to discontinued operations.

F-
98

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*2)	The Group reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.

(In millions of won)
	2019
	Finance income(*1)		Finance costs(*1)
Financial Assets:
Financial assets at FVTPL(*2)	￦	79,529	13,577
Financial assets at FVOCI		9,924	—
Financial assets at amortized cost(*2)		52,543	17,488

		141,996	31,065

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		103	406,206
Derivatives designated as hedging instrument		—	641

		159	406,890

	￦	142,155	437,955

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.
2)     Other comprehensive income (loss)

(In millions of won)
	2021		2020	2019
Financial Assets:
Financial assets at FVOCI	￦	920,871	579,678	(17,943)
Derivatives designated as hedging instrument		15,427	24,320	41,305

		936,298	603,998	23,362

Financial Liabilities:
Derivatives designated as hedging instrument		706	(5,182)	(624)

	￦	937,004	598,816	22,738

(5)	Details of impairment losses for financial assets for th e years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Accounts receivable — trade(*)	￦	31,546	48,625	28,841
Other receivables(*)		6,001	10,559	5,802

	￦	37,547	59,184	34,643

(*)	Includes amounts related to discontinued operations.

F-
99

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2021, 2020 and 2019 consist of the following:

(In millions of won)
	2021		2020	2019
Current tax expense:
Current year	￦	319,539	286,717	105,859
Current tax of prior years(*)		705	14,536	(6,855)

		320,244	301,253	99,004

Deferred tax expense:
Changes in net deferred tax assets		331,704	75,249	201,264

Income tax expense
Tax expense of continuing operation		446,796	221,262	262,940
Tax expense of discontinued operation		205,152	155,240	37,328

	￦	651,948	376,502	300,268

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)
The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2021, 2020 and 2019 is attributable to the following:

(In millions of won)
	2021		2020	2019
Income taxes at statutory income tax rate	￦	834,146	505,824	308,913
Non-taxable income		(13,924)	(41,084)	(92,666)
Non-deductible expenses		15,329	31,882	14,630
Tax credit and tax reduction		(62,075)	(48,774)	(32,877)
Changes in unrecognized deferred taxes		(68,589)	(69,776)	83,940
Changes in tax rate		(36,193)	24,537	4,050
Income tax refund and others		(16,746)	(26,107)	14,278

Income tax expense	￦	651,948	376,502	300,268

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Valuation gain (loss) on financial assets measured at fair value	￦	(208,490)	(166,612)	2,983
Share of other comprehensive income (loss) of associates and joint ventures		(34)	(14)	2,279
Valuation loss on derivatives		(5,709)	(6,886)	(16,083)
Remeasurement of defined benefit liabilities		(3,780)	(164)	22,733
Gain on disposal of treasury shares and others		26,970	—	—

	￦	(191,043)	(173,676)	11,912

F-10
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	91,285	(8,397)	—	—	(5,531)	77,357
Accrued interest income		(1,631)	(2,022)	—	—	3,487	(166)
Financial assets measured at fair value		(81,055)	(6,765)	(208,490)	—	138,482	(157,828)
Investments in subsidiaries, associates and joint ventures		(1,673,906)	(281,035)	(34)	—	1,923,158	(31,817)
Property and equipment and intangible assets		(511,862)	(42,456)	—	(1,023)	249,374	(305,967)
Provisions		6,294	(1,436)	—	—	(660)	4,198
Retirement benefit obligation		102,285	(3,563)	(3,780)	—	(42,610)	52,332
Valuation gain on derivatives		14,767	210	(5,709)	—	(2,932)	6,336
Gain or loss on foreign currency translation		21,774	(396)	—	—	—	21,378
Incremental costs to acquire a contract		(807,831)	53,492	—	—	4,468	(749,871)
Contract assets and liabilities		(2,606)	405	—	—	—	(2,201)
Right-of-use assets		(372,297)	(35,851)	—	—	18,646	(389,502)
Lease liabilities		362,476	38,600	—	—	(19,539)	381,537
Others		120,514	(95,537)	26,970	(135)	16,669	68,481

		(2,731,793)	(384,751)	(191,043)	(1,158)	2,283,012	(1,025,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		88,223	7,915	—	—	(96,138)	—
Tax credit		39,583	45,132	—	—	(155)	84,560

		127,806	53,047	—	—	(96,293)	84,560

	￦	(2,603,987)	(331,704)	(191,043)	(1,158)	2,186,719	(941,173)

F-10
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

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

(5)
Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Loss allowance	￦	85,998	102,085
Investments in subsidiaries, associates and joint ventures		(176,520)	8,365
Other temporary differences		61,368	68,415
Unused tax loss carryforwards		347,889	1,042,063
Unused tax credit carryforwards		34	1,037

F-10
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2021 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	57,346	—
1 ~ 2 years		39,974	—
2 ~ 3 years		19,087	—
More than 3 years		231,482	34

	￦	347,889	34

32.	Earnings per Share
(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2021, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)
	2021		2020	2019
Basic earnings per share attributable to owners of the Parent Company:
Profit from continuing operation attributable to owners of the Parent Company	￦	1,217,520	648,579	544,099
Interest on hybrid bonds		(14,766)	(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		1,202,754	633,813	529,333
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773	344,598
Weighted average number of common shares outstanding		332,761,592	363,977,155	360,320,795

Basic earnings per share (in won)
Continuing operation		￦3,614	1,741	1,469

Discontinued operation		3,576	2,352	956

F-10
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

2)	The weighted average number of common shares outstanding for the years ended December 31, 2021, 2020 and 2019 are calculated as follows:

(In shares)
	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)
	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	403,728,555	403,728,555
Treasury shares at January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

(In shares)
	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	403,728,555	403,728,555
Treasury shares at January 1, 2019	(44,379,415)	(44,379,415)
Disposal of treasury shares	6,333,100	971,655

	365,682,240	360,320,795

Weighted average number of common shares for comparative period has been retrospectively adjusted to reflect the effect of the stock split (see note 23 (2)).
(2)    Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2021		2020
Profit from continuing operation attributable to owners of the Parent Company on common shares	￦	1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		1,190,003	855,773

Adjusted weighted average number of common shares outstanding		332,917,848	364,041,895

Diluted earnings per share (in won)
Continuing operation	￦	3,613	1,741
Discontinued operation		3,574	2,351

F-10
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2021 and 2020 are calculated as follows:

(In shares)
	2021	2020
Outstanding shares at January 1	356,635,765	365,682,240
Effect of treasury shares	(360,999)	(1,705,085)
Effect of Spin-off	(23,513,174)	—
Effect of share option	156,256	64,740

Adjusted weighted average number of common shares outstanding	332,917,848	364,041,895
For the year ended December 31, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

33.	Dividends
(1)    Details of dividends declared
Details of dividend declared for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2021	Cash dividends (Interim)	217,616,645	100	1,635%	￦	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					￦	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	￦	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					￦	715,080

2019	Cash dividends (Interim)	71,869,828	500	200%	￦	71,870
	Cash dividends (Year-end)	73,136,448	500	1,800%		658,228

					￦	730,098

(2)    Dividends yield ratio
Dividends yield ratios for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%

F-10
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable — trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	￦	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated  ~~￦~~  1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	￦	539,372	—	—	830,281	—	1,369,653
Financial instruments(*1)		1,122,251	—	—	305,594	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*2)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable — trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	￦	2,622,145	1,454,361	1,080	4,571,056	65,136	8,713,778

(*1)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.
(*2)	The Group designated  ~~￦~~  1,454,361 million of equity instruments that are not held for trading as financial assets at FVOCI.

F-10
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Financial liabilities by category as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable — other and others		—	5,524,692	—	5,524,692

	￦	321,025	16,083,401	111	16,404,537

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable — other and others		—	6,051,550	—	6,051,550

	￦	333,099	18,579,901	42,061	18,955,061

(*)
Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

35.	Financial Risk Management
(1) Financial risk management
The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.
The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable — trade and other, etc. Financial liabilities consist of accounts payable — trade and other, borrowings, debentures, lease liabilities and others.

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

F-10
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	52,331	￦	62,038	1,527,169	￦	1,810,459
EUR	59		80	—		—
JPY	—		—	87,837		905
Others	—		172	—		145

		￦	62,290		￦	1,811,509

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)
As of December 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	2,830	(2,830)
EUR		8	(8)
JPY		(90)	90
Others		2	(2)

	￦	2,750	(2,750)

(ii)    Interest rate risk
The interest rate risk of the Group arises from borrowings, debentures and long-term payables — other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.
The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.
As of December 31, 2021, floating-rate borrowings and debentures amount to

~~￦~~

37,500 million and

~~￦~~

355,650 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures as described in note 22. Therefore, income before income taxes for the year ended December 31, 2021 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.
As of December 31, 2021, the floating-rate long-term payables — other are

~~￦~~

2,090,715 million. If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the year ended December 31, 2021, would change by

~~￦~~

20,907 million in relation to the floating-rate long-term payables — other that are exposed to interest rate risk.
Interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.
The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.
The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2021 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.
The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.
Non-derivative
financial liabilities
The Parent Company’s
non-derivative
financial liabilities subject to Interest rate benchmark reform as of December 31, 2020 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of December 31, 2021.
Derivatives
The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.
Hedge accounting
The Group’s hedged items and hedging instruments as of December 31, 2021 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

F-1
09

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

2)	Credit risk
The maximum credit exposure as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Cash and cash equivalents	￦	872,550	1,369,423
Financial instruments		509,052	1,427,845
Investment securities		2,077	4,154
Accounts receivable — trade		1,921,617	2,214,353
Contract assets		118,278	148,281
Loans and other receivables		1,195,917	1,738,003
Derivative financial assets		217,594	164,695

	￦	4,837,085	7,066,754

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
(i) Accounts receivable — trade and contract assets
The Group establishes a loss allowance in respect of accounts receivable — trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for
the year ended December 31, 2021 are included in note 6.
(ii) Debt investments
The credit risk arises from debt investments included in

~~￦~~

509,052 million of financial instruments,

~~￦~~

2,077 million of investment securities and

~~￦~~

1,195,917 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.
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

F-
1
10

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable — trade and derivative financial assets as of December 31, 2021 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired
Gross amount	￦	850,227	1,177	754,918	43,643	149,091
Loss allowance		—	—	(2,787)	(6,190)	(83,033)

Carrying amount	￦	850,227	1,177	752,131	37,453	66,058

Changes in the loss allowance for the debt investments for the year ended December 31, 2021 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired	Total
December 31, 2020	￦	3,751	7,995	88,819	100,565
Remeasurement of loss allowance, net(*)		316	2,885	2,800	6,001
Transfer to lifetime ECL — not credit impaired		(306)	306	—	—
Transfer to lifetime ECL — credit impaired		(980)	(2,555)	3,535	—
Amounts written off		—	—	(16,429)	(16,429)
Recovery of amounts written off		6	—	10,495	10,501
Business combination		—	—	358	358
Spin-off		—	(2,441)	(6,545)	(8,986)

December 31, 2021	￦	2,787	6,190	83,033	92,010

(*)	Includes amounts related to discontinued operations.
(iii) Cash and cash equivalents
The Group has

~~￦~~

872,550 million as of December 31, 2021 (

~~￦~~

1,369,423 million as of December 31, 2020) cash and cash equivalents with banks and financial institutions above specific credit ratings. Impairment on cash and cash equivalents has been measured on a
12-month
expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

3)	Liquidity risk
The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

F-11
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Contractual maturities of financial liabilities as of December 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable — trade	￦	190,559	190,559	190,559	—	—
Borrowings(*)		407,185	420,503	59,864	360,639	—
Debentures(*)		8,426,683	9,479,976	1,603,760	4,987,959	2,888,257
Lease liabilities		1,534,282	1,653,416	359,356	989,603	304,457
Accounts payable — other and others(*)		5,524,692	5,636,104	3,917,356	1,534,636	184,112

	￦	16,083,401	17,380,558	6,130,895	7,872,837	3,376,826

(*)	Includes interest payables.
The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.
As of December 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	182,661	188,759	27,248	135,409	26,102
Liabilities		(111)	(111)	(52)	(59)	—

	￦	182,550	188,648	27,196	135,350	26,102

(2)	Capital management
The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2020.
The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.
Debt-equity ratio as of December 31, 2021 and 2020 are as follows:

(In millions of won)
	December 31, 2021		December 31, 2020
Total liabilities	￦	18,576,139	23,510,714
Total equity		12,335,138	24,396,243

Debt-equity ratios		150.60%	96.37%

F-11
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	￦	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	￦	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	￦	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	￦	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables — other		2,009,833	—	2,010,852	—	2,010,852

	￦	10,843,701	—	11,082,561	—	11,082,561

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL(*)	￦	2,622,145	60,473	2,291,355	270,317	2,622,145
Derivative hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	￦	4,142,722	945,925	2,356,491	840,306	4,142,722

Financial liabilities that are measured at fair value:
FVTPL	￦	333,099	—	—	333,099	333,099
Derivative hedging instruments		42,061	—	42,061	—	42,061

	￦	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	￦	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables — other		1,566,954	—	1,582,805	—	1,582,805

	￦	12,285,620	—	12,950,445	—	12,950,445

(*)	Some of the financial assets measured at amortized cost were reclassified to financial assets measured at FVTPL.

F-11
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.
Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.
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
Interest rates used by the Group for the fair value measurement as of December 31, 2021 are as follows:

Interest rate
Derivative instruments	0.32% ~ 3.90%
Borrowings and debentures	1.64% ~ 2.33%
Long-term payables — other	1.62% ~ 2.39%

3)
There have been no transfers between Level 2 and Level 1 for the
year ended December 31, 2021. The changes of financial assets classified as Level 3 for the year ended December 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain (loss) for the year(*1)	OCI	Acquisition	Disposal	Transfer	Spin-off	Balance at December 31, 2021
Financial assets
FVTPL	￦	270,317	21,973	7,318	128,517	(75,238)	(37,564)	(132,372)	182,951
FVOCI(*2)		569,989	—	38,520	11,019	(24,921)	(369,185)	(58,251)	167,171

	￦	840,306	21,973	45,838	139,536	(100,159)	(406,749)	(190,623)	350,122

Financial liabilities
FVTPL	￦	(333,099)	(8,036)	—	(217,736)	—	—	237,846	(321,025)

(*1)	Includes amounts related to discontinued operations.

(*2)
The transfer for the year ended December 31, 2021 includes
W
368,000 million transferred to FVOCI classified by Level 1 as part of the equity instruments held by
K-net
Culture and Contents Venture Fund were listed on Korea Exchange.

(4)	Enforceable master netting agreement or similar agreement
Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2021 and 2020 are as follows:

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position
Financial assets:
Accounts receivable — trade and others	￦	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable — other and others	￦	200,849	(189,424)	11,425

F-11
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	￦	8,015	—	8,015	(453)	7,562
Accounts receivable — trade and others		317,332	(203,403)	113,929	—	113,929

	￦	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	￦	453	—	453	(453)	—
Accounts payable — other and others		301,996	(203,403)	98,593	—	98,593

	￦	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

36.	Transactions with Related Parties
(1) List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.
For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the
Monopoly Regulation and Fair Trade Act of the Republic of Korea
. All of the other entities included in SK Group are considered related parties of the Group.
(2) Compensation for the key management
The Parent Company considers registered directors (2 executive and 5 non-executive
directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021	2020	2019
Salaries	￦ 5,956	10,029	5,969
Defined benefits plan expenses	2,845	3,459	1,237
Share option	146	158	325

	 ~~￦~~  8,947	13,646	7,531

F-11
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

Compensation for the key management includes salaries,
non-monetary
salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	￦	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	KEB HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	DREAMUS COMPANY		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UbiNS Co., Ltd.		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		￦	911,230	2,148,060	387,313

F-11
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include  ~~￦~~  248,677 million of dividends paid by the Parent Company.

(*3)	Transactions occurred before the related party relationship terminated.

(*4)	Operating revenue and others include  ~~￦~~  131,141 million of dividends received from SK China Company Ltd. which was deducted from the investment in associates.

(*5)	Operating revenue and others include  ~~￦~~  10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.

(*6)	Operating expenses and others include costs for handset purchases amounting to  ~~￦~~  996,910 million.

(*7)	Operating revenue and others include ￦ 170,937 million of dividend income received from SK hynix Inc.

(*8)	Operating revenue and others include ￦ 9,637 million of dividend income received from SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.).

F-11
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)
		2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	￦	40,717	596,509	76,534

Associates	F&U Credit information Co., Ltd.		3,484	51,228	—
	SK hynix Inc.(*3)		316,001	267	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,279	19,354	—
	Content Wavve Co., Ltd.		446	56,631	—
	Others(*4)		65,431	12,511	78

			387,324	143,056	78

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		12,349	238	—
	SK Innovation Co., Ltd.		38,999	18,464	—
	SK Networks Co., Ltd.(*5)		13,893	1,022,976	32
	SK Networks Services Co., Ltd.		6,936	76,653	2,023
	SK Telesys Co., Ltd.		388	10,751	30,453
	SK TNS Co., Ltd.		1,118	43,767	496,460
	SK Energy Co., Ltd.		16,009	296	—
	SK hynix Semiconductor (China) Ltd.		73,683	—	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		19,394	—	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		20,667	9	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		15,898	8	—
	HappyNarae Co., Ltd.		9,871	17,361	129,621
	Others		102,141	128,268	83,693

			331,346	1,318,791	742,282

		￦	759,387	2,058,356	818,894

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include  ~~￦~~  216,241 million of dividends paid by the Parent Company.

(*3)
Operating revenue and others include

~~￦~~

146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates and

~~￦~~

70,495 million of disposal amounts of Yongin SK Academy training facility.

(*4)	Operating revenue and others include  ~~￦~~  18,749 million of dividends declared by Korea IT Fund and Pacific Telecom Inc. and UniSK which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to  ~~￦~~  961,167 million.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)
		2019
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	￦	53,507	612,248	95,426

Associates	F&U Credit information Co., Ltd.		2,293	55,179	—
	SK hynix Inc.(*3)		273,047	481	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,399	21,528	—
	Others(*4)		17,286	13,864	457

			294,857	92,953	457

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		13,339	1,601	7,400
	SK Innovation Co., Ltd.		26,697	2,777	—
	SK Networks Co., Ltd.(*5)		29,321	1,088,443	449
	SK Networks Services Co., Ltd.		1,056	76,671	4,979
	SK Telesys Co., Ltd.		474	9,686	59,392
	SK TNS Co., Ltd.		240	35,824	607,546
	SK Energy Co., Ltd.		16,294	516	—
	SK hynix Semiconductor (China) Ltd.		73,542	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		14,535	131	—
	HappyNarae Co., Ltd.		6,943	18,121	168,286
	Others		90,307	105,569	109,189

			272,748	1,339,339	957,241

		￦	621,112	2,044,540	1,053,124

(*1)	Operating expense and others include lease payments by the Group.

(*2)	Operating expense and others include ￦ 216,241 million of dividends paid by the Parent Company.

(*3)	Operating revenue and others include  ~~￦~~  219,150 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.

(*4)	Operating revenue and others include  ~~￦~~  11,955 million of dividends declared by Korea IT Fund, UniSK and KIF-Stonebridge IT Investment Fund which was deducted from the investments in associates.

(*5)	Operating expenses and others include costs for handset purchases amounting to  ~~￦~~  1,043,902 million.

F-1
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)	Account balances with related parties as of December 31, 2021 and 2020 are as follows:

(In millions of won)
		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc.	Accounts payable — other, etc.
Ultimate Controlling Entity	SK Inc.	￦	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	KEB HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		￦	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to  ~~￦~~  1,102 million on the accounts receivable — trade.

(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

F-12
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)
		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable — trade, etc	Accounts payable — other, etc
Ultimate Controlling Entity	SK Inc.	￦	—	6,449	64,373
Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks. Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK ON Hungary Kft. (Formerly, SK Battery Hungary Kft.)		—	2,075	—
	SK Geo Centric Co., Ltd. (Formerly, SK Global Chemical Co., Ltd.)		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	HappyNarae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		￦	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to  ~~￦~~  10,880 million on the accounts receivable — trade.

(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

F-12
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(5)
The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2021 as presented in note 12.

37.	Commitments and Contingencies
(1)     Collateral assets and commitments
SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of

~~￦~~

1,513 million as of December 31, 2021.
(2)     Legal claims and litigations
As of December 31, 2021, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.
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
The accounts receivable from sale of handsets amounting to

~~￦~~

493,277 million and

~~￦~~

571,004 million as of December 31, 2021 and 2020, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable — other and long-term accounts receivable — other.

F-12
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Interest income	￦	(43,850)	(50,357)	(63,579)
Dividends		(14,132)	(1,170)	(10,011)
Gain on foreign currency translations		(10,753)	(8,928)	(4,576)
Gain on sale of accounts receivable — other		(27,725)	(22,605)	(15,855)
Gain relating to investments in associates and joint ventures, net		(1,948,447)	(1,028,403)	(449,543)
Gain on disposal of property and equipment and intangible assets		(40,109)	(35,644)	(8,533)
Gain on business transfer		(82,248)	(12,455)	(69,522)
Gain relating to financial instruments at FVTPL		(91,244)	(145,016)	(36,336)
Other income		(10,369)	(4,220)	(1,875)
Interest expense		342,342	399,176	406,087
Loss on foreign currency translations		8,005	12,730	4,948
Loss on disposal of long-term investment securities		—	98	—
Loss on sale of accounts receivable — other		—	—	5,823
Income tax expense		651,948	376,502	300,268
Expense related to defined benefit plan		190,462	198,794	175,165
Share option		91,646	4,313	2,073
Bonus paid by treasury shares		29,643	—	—
Depreciation and amortization		4,114,394	4,169,996	4,021,016
Bad debt for accounts receivables — trade		31,546	48,625	28,841
Loss on disposal of property and equipment and intangible assets		47,369	41,598	47,760
Impairment loss on property and equipment and intangible assets		3,135	208,833	65,935
Bad debt for accounts receivable — other		6,001	10,559	5,802
Loss on impairment of investment assets		—	—	1,670
Loss relating to financial instruments at FVTPL		76,142	27,082	8,437
Other financial fees		142,015	44,734	—
Other expenses		8,008	22,412	21,044

	￦	3,473,779	4,256,654	4,435,039

F-12
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Accounts receivable — trade	￦	(95,374)	(33,410)	(211,712)
Accounts receivable — other		(152,038)	(50,003)	48,399
Accrued income		—	—	151
Advanced payments		(43,212)	(945)	(12,204)
Prepaid expenses		77,404	112,270	(680,925)
Inventories		(70,601)	(7,219)	115,893
Long-term accounts receivable — other		83,658	26,027	(56,216)
Contract assets		(11,582)	1,528	(68,805)
Guarantee deposits		8,125	26,122	6,392
Accounts payable — trade		12,312	3,023	(23,607)
Accounts payable — other		(109,476)	311,737	167,595
Withholdings		(55,925)	33,348	(31,545)
Contract liabilities		(2,158)	35,426	33,574
Deposits received		(3,737)	(1,028)	(3,112)
Accrued expenses		7,505	61,848	116,949
Provisions		(19,324)	(30,773)	(36,478)
Long-term provisions		(260)	(548)	(1,699)
Plan assets		(51,697)	(145,214)	(130,790)
Retirement benefit payment		(114,897)	(76,987)	(84,098)
Others		(27,418)	37,256	(3,892)

	￦	(568,695)	302,458	(856,130)

(3)	Significant non-cash transactions for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Increase (decrease) in accounts payable — other relating to the acquisition of property and equipment and intangible assets	￦	1,063,800	(426,723)	438,622
Increase of right-of-use assets		672,723	736,157	1,141,349
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		—	1,072,487	—
Change in assets and liabilities by spin-off (notes 41)		14,379,397	—	—
Retirement of treasury shares		1,965,952	—	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		114,373	—	—

F-12
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2021 and 20 2 0 are as follows:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Spin-off	Other changes	December 31, 2021
Total liabilities from financing activities:
Short-term borrowings	￦	109,998		(50,823)	—	—	1,825	(48,510)	508	12,998
Long-term borrowings		2,028,924		63,132	600	—	662	(1,703,300)	4,169	394,187
Debentures		8,579,743		(16,755)	145,584	—	—	(295,544)	13,655	8,426,683
Lease liabilities		1,436,777		(431,674)	—	—	497	(85,322)	614,003	1,534,281
Long-term payables — other		1,566,954		(426,267)	—	—	—	—	869,146	2,009,833
Derivative financial liabilities		54,176		332	—	(42,282)	—	(12,115)	—	111
Derivative financial assets		(65,136)		—	—	(117,525)	—	—	—	(182,661)
Financial liabilities at FVTPL		—		129,123	—	7,996	—	(137,119)	—	—

	￦	13,711,436		(732,932)	146,184	(151,811)	2,984	(2,281,910)	1,501,481	12,195,432
Other cash flows from financing activities:
Payments of cash dividends			￦	(1,028,520)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash inflow from transactions with the non-controlling shareholders				444,124
Cash outflow from transactions with the non-controlling shareholders				(19,406)
Cash outflow from spin-off				(626,000)

				(1,320,679)

			￦	(2,053,611)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

F-12
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(In millions of won)
	2020
	January 1, 2020		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2020
Total liabilities from financing activities:
Short-term borrowings	￦	20,603		76,375	13,020	—	—	—	109,998
Long-term borrowings		2,022,537		(3,026)	(14,208)	—	—	23,621	2,028,924
Debentures		8,220,833		445,462	(94,391)	—	—	7,839	8,579,743
Lease liabilities		1,291,007		(412,666)	—	—	7,696	550,740	1,436,777
Long-term payables — other		1,971,609		(428,100)	—	—	—	23,445	1,566,954
Derivative financial liabilities		1,043		8,191	—	44,942	—	—	54,176
Derivative financial assets		(144,886)		28,500	—	51,250	—	—	(65,136)

	￦	13,382,746		(285,264)	(95,579)	96,192	7,696	605,645	13,711,436
Other cash flows from financing activities:
Payments of cash dividends			￦	(742,136)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)
Cash inflow from transactions with the non-controlling shareholders				17,766
Cash outflow from transactions with the non-controlling shareholders				(6,515)

				(1,172,315)

			 ~~￦~~ 	(1,457,579)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2021 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
Emissions rights allocated free of charge	815,927	814,842	1,033,764	2,664,533

F-12
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2019	Quantities allocated in 2020	Quantities allocated in 2021	Total
January 1	(2,343)	(60,977)	—	(63,320)
Allocation at no cost	815,927	814,842	1,033,764	2,664,533
Additional allocation	131,015	217,643	—	348,658
Purchase	—	68,471	—	68,471
Surrender or shall be surrendered	(1,005,576)	(1,039,979)	(1,087,455)	(3,133,010)
Borrowing	60,977	—	—	60,977

December 31	—	—	(53,691)	(53,691)

(3)	As of December 31, 2021, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,087,455 tCO2-eQ.

40.	Non-current Assets Held for Sale
On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current
assets held for sale. The disposal is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	￦	8,734

41.	Spin-off

(1)
In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off
of its business of managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments on November 1, 2021, and the registration of the spin-off
was completed as of November 2, 2021. The details of the
spin-off
are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

F-12
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income
The details of profit or loss from discontinued operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Operating revenue and other operating income	￦	2,469,329	2,541,133	2,331,433
Revenue		2,383,083	2,536,904	2,324,285
Other income		86,246	4,229	7,148
Operating expenses:		2,396,324	2,471,519	2,311,229
Labor		824,505	897,676	840,809
Commission		349,344	244,074	235,384
Depreciation and amortization		287,412	326,417	315,678
Network interconnection		863	762	1,099
Advertising		158,512	159,589	154,715
Rent		2,754	2,115	2,254
Cost of goods sold		426,161	502,469	455,257
Others		346,773	338,417	306,033

Operating profit		73,005	69,614	20,204
Finance income		47,417	100,511	20,464
Finance costs		269,823	174,250	103,044
Gain relating to investments in subsidiaries, associates and joint ventures,		1,502,147	975,947	416,344

Profit before income tax		1,352,746	971,822	353,968
Income tax expense		205,152	155,240	37,328
Profit for the year	￦	1,147,594	816,582	316,640

2)	Statements of Cash Flows

The	details of cash flows from discontinued operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Cash flows from operating activities	￦	59,255	495,696	196,518
Cash flows from investing activities		(967,053)	(483,599)	(189,064)
Cash flows from investing activities		(88,872)	(22,902)	(35,395)

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2021, 2020 and 2019

(3)
Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off
of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	Amount
Current assets	￦	2,608,601
Non-current assets		19,269,615

Total assets	￦	21,878,216
Current liabilities	￦	2,161,458
Non-current liabilities		4,676,324

Total liabilities	￦	6,837,782

Net assets	￦	15,040,434

(4)
The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off
with SK Square Co., Ltd., the
spin-off
company, in accordance with Article
530-9
(1) of Korean Commercial Act.

42.	Cash Dividends paid to the Parent Company
Cash dividends paid to the Parent Company for the years ended December 31, 2021, 2020 and 2019 are as follows:

(In millions of won)
	2021		2020	2019
Cash dividends received from consolidated subsidiaries	￦	12,646	119,036	287,549
Cash dividends received from associates		312,793	164,850	227,500

	￦	325,439	283,886	515,049

43.	Subsequent Events
On January 20, 2022, the Board of Directors of the Parent Company approved the disposal of treasury shares. The disposal of treasury shares has been completed and the details are as follows:

Information of disposal
Number of treasury shares to be disposed	413,080 Common shares
Price of the treasury shares to be disposed per share (in won)	 ~~￦~~  56,300
Aggregate disposal value	 ~~￦~~  23,256 million
Disposal date	January 24, 2022
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
SK hynix, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of SK hynix, Inc. and subsidiaries (the Group) as of October 31, 2021 and December 31, 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for the
10-month
period ended on October 31, 2021 and each of the years in the two-year
period ended on December 31, 2020 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of October 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the
10-month
period ended on October 31, 2021 and for each of the years in the two-year
period ended on December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
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
Measurement of fair values of long-term investment assets related to KIOXIA Holdings Corporation (“KIOXIA”)
As discussed in Note 6 and Note 12 to the consolidated financial statements, the Group holds ￦ 3,823,456 million of equity investment in BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”), and ￦ 2,521,342 million of convertible bonds investment in BCPE Pangea Cayman2 Limited (“SPC2”), as of October 31, 2021. Fair values of these long-term investment assets are measured based on the equity value of KIOXIA Holdings Corporation (“KIOXIA”). Specifically, the fair value of equity investment in SPC1 is measured using an option pricing model allocating the estimated fair value of KIOXIA equity between investors, together with consideration of expected KIOXIA initial public offering and SPC1 liquidation. The fair value of convertible bonds investment in SPC2 is measured based on the estimated KIOXIA’s equity value and SPC2’s equity ownership in KIOXIA.

We identified the measurement of fair values of long-term investment assets related to KIOXIA as a critical audit matter. Estimation of equity value of KIOXIA, an unlisted company, and fair values of the financial instruments in SPC1 and SPC2 involved the application of significant judgment and measurement uncertainty therefore requires a high degree of auditor judgment, and involvement of professionals with specialized skill and knowledge. Specifically, the assumptions of estimated future revenue, operating profit, discount rate, and volatility of KIOXIA’s equity value, and the expected timing of liquidation of SPC1 were challenging to test and involved subjective auditor judgment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal control related to the process over measurement of fair values of long-term investment assets related to KIOXIA. This included controls related to the development of estimated future revenue, operating profit, expected timing of liquidation of SPC1, discount rate, and volatility assumptions. We compared key assumptions of estimated future revenue, and operating profit used in the forecasted cash flow in prior year to the actual results in current year to assess the Group’s ability to accurately forecast. We performed sensitivity analyses over discount rate, volatility of KIOXIA’s equity value, and expected timing of liquidation of SPC1 to assess the impact of changes in those assumptions on the fair values measurement. We involved our valuation professionals with specialized skills and knowledge, who assisted us in the following:

•	assessing the estimated future revenue, operating profit, and expected timing of liquidation of SPC1 by comparing them with relevant industry data;

•	assessing the reasonableness of the comparable companies used by the Group in determining the discount rate;

•	assessing the volatility of KIOXIA’s equity value by comparing it against the volatilities for other public comparable companies.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2012.
Seoul, Korea
April 28, 2022

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Financial Position
As of October 31, 2021 and December 31, 2020

	Note	2021		2020
		(In millions of won)
Assets
Current assets
Cash and cash equivalents	5,6	￦	4,874,752	2,975,989
Short-term financial instruments	5,6,7		599,125	436,708
Short-term investment assets	5,6		5,494,158	1,535,518
Trade receivables, net	5,6,8,34		7,123,034	4,931,322
Loans and other receivables, net	5,6,8,34		65,007	69,194
Inventories, net	9		7,089,084	6,136,318
Current tax assets			6,102	202
Other current assets	10		707,169	485,672
Other financial assets	5,6,7		30	30

			25,958,461	16,570,953

Non-current assets
Investments in associates and joint ventures	11		1,483,366	1,166,244
Long-term investment assets	5,6,12		6,626,956	6,139,627
Loans and other receivables, net	5,6,8,34		340,850	75,589
Other financial assets	5,6,7		52,481	353
Property, plant and equipment, net	13,16,35		44,349,102	41,230,562
Right-of-use assets, net	3,14		1,569,669	1,707,645
Intangible assets, net	15		3,474,968	3,400,278
Investment property, net	13,16		164,544	209,417
Deferred tax assets	22,32		600,125	556,194
Employee benefit assets, net	21		3,930	61,962
Other non-current assets	10,35		92,870	55,029

			58,758,861	54,602,900

Total assets		￦	84,717,322	71,173,853

See accompanying notes to the consolidated financial statements
.

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Financial Position,  continued
As of October 31, 2021 and December 31, 2020

	Note	2021		2020
	(In millions of won)
Liabilities
Current liabilities
Trade payables	5,6,34	￦	1,171,300	1,046,159
Other payables	5,6,34		2,377,446	2,348,909
Other non-trade payables	5,6,17,34		2,154,302	1,367,193
Borrowings	5,6,18,35		2,736,032	3,114,250
Provisions	20		8,786	13,797
Current tax liabilities			2,327,409	636,649
Lease liabilities	3,5,6,14		301,846	347,464
Other current liabilities	19		231,760	197,395
Other financial liabilities	5,6		605	544

			11,309,486	9,072,360

Non-current liabilities
Long-term other payables	5,6		261,875	272,396
Other non-trade payables	5,6,17		22,638	29,923
Borrowings	5,6,18,35		11,404,344	8,137,398
Defined benefit liabilities, net	21		141,747	2,739
Deferred tax liabilities	22,32		458,986	266,640
Lease liabilities	3,5,6,14		1,259,638	1,296,252
Other financial liabilities	5,6,23		5,064	88,121
Other non-current liabilities	19		92,892	98,927

			13,647,184	10,192,396

Total liabilities			24,956,670	19,264,756

Equity
Equity attributable to owners of the Parent Company
Capital stock	24		3,657,652	3,657,652
Capital surplus	24		4,334,643	4,143,736
Other equity	24,37		(2,294,986)	(2,503,122)
Accumulated other comprehensive income(loss)	25		500,222	(405,453)
Retained earnings	26		53,527,575	46,995,728

Total equity attributable to owners of the Parent Company			59,725,106	51,888,541
Non-controlling interests			35,546	20,556

Total equity			59,760,652	51,909,097

Total liabilities and equity		￦	84,717,322	71,173,853

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the ten-month period ended October 31, 2021 and years ended December 31, 2020 and 2019

	Note	2021		2020	2019
		(In millions of won, except per share information)
Revenue	4,27,34	￦	33,974,293	31,900,418	26,990,733
Cost of sales	29,34		19,340,881	21,089,789	18,818,814

Gross profit			14,633,412	10,810,629	8,171,919
Selling and administrative expenses	28,29		(5,245,543)	(5,798,005)	(5,452,740)
Finance income	5,30		2,040,145	3,327,905	1,247,640
Finance expenses	5,30		(1,331,343)	(1,980,411)	(1,531,417)
Share of profit of equity-accounted investees	11		204,086	(36,279)	22,633
Other income	31		81,441	84,773	88,179
Other expenses	31		(145,480)	(171,575)	(113,575)

Profit before income tax			10,236,718	6,237,037	2,432,639
Income tax expense	32		2,915,323	1,478,123	423,561

Profit for the period			7,321,395	4,758,914	2,009,078

Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	21		22,612	1,266	(90,211)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax	25		800,810	(47,407)	150,037
Gain (loss) on valuation of derivatives, net of tax	23,25		17,103	(417)	12,753
Equity-accounted investees – share of other comprehensive income (loss), net of tax	11,25		90,874	(60,820)	21,444

Other comprehensive income (loss) for the period, net of tax			931,399	(107,378)	94,023

Total comprehensive income for the period		￦	8,252,794	4,651,536	2,103,101

Profit or loss attributable to:
Owners of the Parent Company		￦	7,309,517	4,755,102	2,005,975
Non-controlling interests			11,878	3,812	3,103
Total comprehensive income attributable to:
Owners of the Parent Company			8,237,804	4,649,850	2,099,648
Non-controlling interests			14,990	1,686	3,453
Earnings per share
Basic earnings per share (in won)	33		10,653	6,952	2,933
Diluted earnings per share (in won)	33		10,649	6,950	2,932
See accompanying notes to the consolidated financial statements

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Changes in Equity
For the ten-month period ended October 31, 2021 and years ended December 31, 2020 and 2019

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

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Changes in Equity,  continued
For the ten-month period ended October 31, 2021 and years ended December 31, 2020 and 2019

		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus	Other equity	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	(In millions of won)
Balance at January 1, 2021		￦	3,657,652	4,143,736	(2,503,122)	(405,453)	46,995,728	51,888,541	20,556	51,909,097
Total comprehensive income
Profit for the ten-month period			—	—	—	—	7,309,517	7,309,517	11,878	7,321,395
Other comprehensive income (loss)	25		—	—	—	905,675	22,612	928,287	3,112	931,399

Total comprehensive income			—	—	—	905,675	7,332,129	8,237,804	14,990	8,252,794

Transactions with owners of the Parent Company
Dividends paid			—	—	—	—	(800,282)	(800,282)	—	(800,282)
Disposal of treasury stock	26		—	191,247	206,308	—	—	397,555	—	397,555
Share-based payment transactions	37		—	(340)	1,828	—	—	1,488	—	1,488

Total transactions with owners of the Parent Company			—	190,907	208,136	—	(800,282)	(401,239)	—	(401,239)

Balance at October 31, 2021		￦	3,657,652	4,334,643	(2,294,986)	500,222	53,527,575	59,725,106	35,546	59,760,652

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries
Consolidated Statements of Cash Flows
For the ten-month period ended October 31, 2021 and years ended December 31, 2020 and 2019

	Note	2021		2020	2019
		(In millions of won)
Cash flows from operating activities
Cash generated from operating activities	36	￦	17,041,459	12,916,771	11,895,834
Interest received			14,338	40,635	30,543
Interest paid			(201,274)	(288,565)	(238,314)
Dividends received			25,962	16,365	14,891
Income tax paid			(914,511)	(370,635)	(5,153,218)

Net cash provided by operating activities			15,965,974	12,314,571	6,549,736

Cash flows from investing activities
Net change in short-term financial instruments			(180,388)	(140,810)	225,447
Net change in short-term investment assets			(3,901,661)	(115,122)	4,164,793
Decrease in other financial assets			211	773	—
Increase in other financial assets			(29,270)	(205)	(627)
Collection of loans and other receivables			39,556	36,722	13,057
Increase in loans and other receivables			(69,291)	(238,727)	(57,482)
Proceeds from disposal of long-term investment assets			21,022	708	4,316
Acquisition of long-term investment assets			(86,942)	(93,846)	(81,447)
Proceeds from disposal of property, plant and equipment			61,117	59,089	53,840
Acquisition of property, plant and equipment			(10,457,621)	(10,068,662)	(13,920,244)
Proceeds from disposal of intangible assets			2,073	695	183
Acquisition of intangible assets			(780,876)	(800,729)	(673,356)
Proceeds from business transfer			3,000	2,958	—
Receipt of government grants			7	—	—
Acquisition of investments in associates			(40,062)	(483,237)	(176,954)
Net cash outflow from business combination			—	—	(2,462)

Net cash used in investing activities			(15,419,125)	(11,840,393)	(10,450,936)

Cash flows from financing activities
Proceeds from borrowings	36		5,230,157	5,173,016	9,833,882
Repayments of borrowings	36		(2,975,415)	(3,921,310)	(4,585,425)
Payments of lease liabilities	36		(264,409)	(319,740)	(390,501)
Proceeds from disposal of treasury shares			7,761	—	—
Dividends paid			(800,282)	(684,002)	(1,026,003)
Increase of non-controlling interests			—	4,090	4,715

Net cash provided by financing activities			1,197,812	252,054	3,836,668

Effect of movements in exchange rates on cash and cash equivalents			154,102	(56,313)	21,283

Net increase (decrease) in cash and cash equivalents			1,898,763	669,919	(43,249)
Cash and cash equivalents at beginning of the period			2,975,989	2,306,070	2,349,319

Cash and cash equivalents at end of the period		￦	4,874,752	2,975,989	2,306,070

See accompanying notes to the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity
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
and
Cheongju-si,
South Korea, and Wuxi and Chongqing, China.
As of October 31, 2021, the shareholders of the Parent Company are as follows:

Shareholder	Number of shares	Percentage of ownership (%)
SK Telecom Co., Ltd. 1	146,100,000	20.07
Other investors	541,520,673	74.38
Treasury shares	40,381,692	5.55

	728,002,365	100.00

1
The largest shareholder of the Parent Company changed to SK Square Co., Ltd. on November 2, 2021, as SK Square Co., Ltd., a new
spin-off
corporation established by SK Telecom Co., Ltd., succeeded the entire shares of the Parent Company held by SK Telecom Co., Ltd.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity,  continued

(2) Details of the Group’s consolidated subsidiaries as of October 31, 2021 and December 31, 2020 are as follows:

			Ownership (%)
Company	Location	Business	2021	2020
SK hyeng Inc.	Korea	Construction and service	100.00	100.00
SK hystec Inc.	Korea	Business support and service	100.00	100.00
Happymore Inc.	Korea	Manufacturing cleanroom suits and cleaning	100.00	100.00
SK hynix system ic Inc.	Korea	Semiconductor manufacturing and sales	100.00	100.00
HappyNarae Co., Ltd.	Korea	Industrial material supply	100.00	100.00
SK hynix America Inc.	U.S.A.	Semiconductor sales	97.74	97.74
SK hynix Deutschland GmbH	Germany	Semiconductor sales	100.00	100.00
SK hynix Asia Pte. Ltd.	Singapore	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd.	Hong Kong	Semiconductor sales	100.00	100.00
SK hynix U.K. Ltd.	U.K.	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Taiwan Inc.	Taiwan	Semiconductor sales	100.00	100.00
SK hynix Japan Inc.	Japan	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (Shanghai) Co., Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor India Private Ltd. 1	India	Semiconductor sales	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (China) Ltd.	China	Semiconductor manufacturing	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd. 2	China	Semiconductor manufacturing	100.00	100.00
SK hynix Italy S.r.l	Italy	Semiconductor research and development	100.00	100.00
SK hynix memory solutions America Inc.	U.S.A.	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Taiwan Ltd.	Taiwan	Semiconductor research and development	100.00	100.00
SK hynix memory solutions Eastern Europe LLC.	Belarus	Semiconductor research and development	100.00	100.00
SK APTECH Ltd.	Hong Kong	Overseas investment	100.00	100.00
SK hynix Ventures Hong Kong Limited	Hong Kong	Overseas investment	100.00	100.00
SK hynix (Wuxi) Investment Ltd. 3	China	Overseas investment	100.00	100.00
SK hynix (Wuxi) Industry Development Ltd. 4	China	Foreign hospital construction	100.00	100.00
SK hynix Happiness (Wuxi) Hospital Management Ltd. 4	China	Foreign hospital operation	70.00	70.00
SK hynix system ic (Wuxi) Co., Ltd. 5	China	Overseas Semiconductor manufacturing and sales	100.00	100.00
SK hynix cleaning (Wuxi) Ltd. 4	China	Building maintenance	100.00	100.00
SUZHOU HAPPYNARAE Co., Ltd. 6	China	Overseas industrial material supply	100.00	100.00

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity,  continued

			Ownership (%)
Company	Location	Business	2021	2020
CHONGQING HAPPYNARAE Co., Ltd. 7	China	Overseas industrial material supply	100.00	100.00
SkyHigh Memory Limited 5	Hong Kong	Overseas Semiconductor manufacturing and sales	60.00	60.00
SK hynix (Wuxi) Education Technology Co.,Ltd. 4	China	Education	100.00	100.00
Gauss Labs Inc.	U.S.A	Telecommunication of information	100.00	—
SkyHigh Memory China Limited 9	China	Semiconductor sales	60.00	—
SkyHigh Memory Limited Japan 9	Japan	Semiconductor sales	60.00	—
SK hynix NAND Product Solutions Corp. 8	U.S.A	Semiconductor sales	100.00	—
SK hynix NAND Product Solutions Taiwan Co., Ltd. 8	Taiwan	Semiconductor R&D center and sales supporting	100.00	—
SK hynix NAND Product Solutions Canada Ltd. 8	Canada	Semiconductor R&D center	100.00	—
SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V. 8	Mexico	Semiconductor R&D center	100.00	—
SK hynix Semiconductor (Dalian) Co., Ltd. 8	China	Semiconductor manufacturing	100.00	—
SK hynix NAND Product Solutions UK Limited. 8	U.K.	Semiconductor Sales	100.00	—
SK hynix NAND Product Solutions Israel Ltd. 8	Israel	Semiconductor sales supporting	100.00	—
SK hynix NAND Product Solutions Japan G.K 8	Japan	Semiconductor sales	100.00	—
SK hynix NAND Product Solutions International LLC. 8	U.S.A.	Semiconductor sales	100.00	—
SK hynix NAND Product Solutions Asia Pacific LLC. 8	U.S.A.	Semiconductor sales	100.00	—
SK hynix NAND Product Solutions Singapore Pte. Ltd. 8	Singapore	Semiconductor R&D center and sales supporting	100.00	—
SK hynix NAND Product Solutions Malaysia Sdn. Bhd. 8	Malaysia	Semiconductor sales supporting	100.00	—
SK hynix NAND Product Solutions Poland sp. z.o.o. 8	Poland	Semiconductor R&D center	100.00	—
SK hynix NAND Product Solutions (Beijing) Co., Ltd. 8	China	Semiconductor sales supporting	100.00	—
SK hynix NAND Product Solutions (Shanghai) Co., Ltd. 8	China	Semiconductor R&D center	100.00	—
SK hynix (Wuxi) Education Service Development Co., Ltd. 10	China	Education	100.00	—
HappyNarae America LLC 6	U.S.A	Overseas industrial material supply	100.00	—
HappyNarae Hungary Kft 6	Hungary	Overseas industrial material supply	100.00	—
SK hynix Ventures America LLC	U.S.A	Overseas investing subsidiary	100.00	—
MMT (Money Market Trust)	Korea	Money Market Trust	100.00	100.00

1	Subsidiary of SK hynix Asia Pte. Ltd.

2	Subsidiary of SK APTECH Ltd.

3	Subsidiary of SK hynix Semiconductor (China) Ltd.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity,  continued

4	Subsidiary of SK hynix (Wuxi) Investment Ltd.

5	Subsidiary of SK hynix system ic Inc.

6	Subsidiary of HappyNarae Co., Ltd.

7	Subsidiary of SUZHOU HAPPYNARAE Co., Ltd.

8	Established for the acquisition of NAND business division of Intel Corporation during the six-month period ended June 30, 2021.

9
SkyHigh Memory China Limited and SkyHigh Memory Limited Japan were registered for establishment in March and May 2020, respectively and completed the establishment process by capital injections in April 2021.

10	Subsidiary of SK hynix (Wuxi) Education Technology Co., Ltd.
(3) Changes in the consolidated subsidiaries for the
ten-month
period ended October 31, 2021 are as follows:

Type	Company	Description
Addition	SkyHigh Memory China Limited	Newly established
Addition	SkyHigh Memory Limited Japan	Newly established
Addition	SK hynix NAND Product Solutions Corp.	Newly established
Addition	SK hynix NAND Product Solutions Taiwan Co., Ltd.	Newly established
Addition	SK hynix NAND Product Solutions Canada Ltd.	Newly established
Addition	SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V.	Newly established
Addition	SK hynix Semiconductor (Dalian) Co., Ltd.	Newly established
Addition	SK hynix NAND Product Solutions UK Limited	Newly established
Addition	SK hynix NAND Product Solutions Israel Ltd.	Newly established
Addition	SK hynix NAND Product Solutions Japan G.K.	Newly established
Addition	SK hynix NAND Product Solutions International LLC	Newly established
Addition	SK hynix NAND Product Solutions Asia Pacific LLC	Newly established
Addition	SK hynix NAND Product Solutions Singapore Pte. Ltd.	Newly established
Addition	SK hynix NAND Product Solutions Malaysia Sdn. Bhd.	Newly established
Addition	SK hynix NAND Product Solutions Poland sp. z.o.o.	Newly established
Addition	SK hynix NAND Product Solutions (Beijing) Co., Ltd.	Newly established
Addition	SK hynix NAND Product Solutions (Shanghai) Co., Ltd.	Newly established
Addition	SK hynix (Wuxi) Education Service Development Co., Ltd.	Newly established
Addition	HappyNarae America LLC	Newly established
Addition	HappyNarae Hungary Kft	Newly established
Addition	SK hynix Ventures America LLC	Newly established

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity,  continued

(4) Major subsidiaries’ summarized separate statements of financial position as of October 31, 2021 and December 31, 2020 are as follows:

	2021				2020
	Assets		Liabilities	Equity	Assets	Liabilities	Equity
	(In millions of won)
SK hynix system ic Inc.	￦	1,155,469	383,426	772,043	998,154	368,517	629,636
SK hynix America Inc.		3,626,670	3,157,080	469,590	2,722,417	2,330,715	391,702
SK hynix Asia Pte. Ltd.		906,789	815,308	91,481	284,115	197,442	86,673
SK hynix Semiconductor Hong Kong Ltd.		436,517	277,758	158,759	282,273	134,019	148,254
SK hynix U.K. Ltd.		386,978	367,378	19,600	303,729	283,833	19,896
SK hynix Semiconductor Taiwan Inc.		333,517	306,768	26,749	273,651	247,895	25,756
SK hynix Japan Inc.		376,231	299,721	76,510	348,336	278,622	69,714
SK hynix (Wuxi) Semiconductor Sales Ltd.		1,832,638	1,543,348	289,290	1,250,087	1,024,006	226,081
SK hynix Semiconductor (China) Ltd.		12,706,152	7,047,555	5,658,597	11,862,866	6,685,079	5,177,787
SK hynix Semiconductor (Chongqing) Ltd.		1,064,176	341,413	722,763	920,531	317,216	603,315
HappyNarae Co., Ltd.		136,439	77,947	58,492	171,026	116,728	54,298
(5) Major subsidiaries’ summarized separate statements of comprehensive income for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021
	Revenue		Profit (Loss)	Total comprehensive income (loss)
	(In millions of won)
SK hynix system ic Inc.	￦	600,996	145,211	145,082
SK hynix America Inc.		13,133,432	46,293	46,293
SK hynix Asia Pte. Ltd.		2,626,853	(1,764)	(1,764)
SK hynix Semiconductor Hong Kong Ltd.		2,103,667	(354)	(354)
SK hynix U.K. Ltd.		1,005,271	(1,771)	(1,771)
SK hynix Semiconductor Taiwan Inc.		2,386,011	2,931	2,931
SK hynix Japan Inc.		604,054	8,377	8,377
SK hynix (Wuxi) Semiconductor Sales Ltd.		10,544,302	39,704	39,704
SK hynix Semiconductor (China) Ltd.		3,883,534	2,199	2,199
SK hynix Semiconductor (Chongqing) Ltd.		792,505	59,968	59,968
HappyNarae Co., Ltd.		709,047	4,195	4,195

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
1.    Reporting Entity,  continued

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
(6) There are no significant
non-controlling
interests to the Group as of October 31, 2021, December 31, 2020 and December 31, 2019.
2.    Basis of Preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB). In accordance with
Rule 3-09
of Regulation
S-X,
full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of
S-X
3-09,
the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. As SK Square Co., Ltd., a new spin-off
corporation established by SK Telecom Co., Ltd., succeeded the entire share of the Parent Company held by SK Telecom Co., Ltd. on November 2, 2021, the current year’s financial statements are prepared for the period from January 1, 2021 to October 31, 2021. Meanwhile, the comparatives financial statements are prepared for the years ended December 31, 2020 and 2019.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
2.    Basis of Preparation,  continued

The consolidated financial statements were authorized for issuance by Parent Company’s management on April 28, 2022.
(1)    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss and other comprehensive income or loss are measured at fair value

•	assets or liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
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
For the period ended October 31, 2021, the spread of Coronavirus disease 2019
(“COVID-19”)
has a material impact on the global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
2.    Basis of Preparation,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
2.    Basis of Preparation,  continued

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

(vii)	Development cost
The recoverable amounts of development cost have been determined based on value-in-use
calculations, and those calculations are based on estimates.

(viii)	Depreciation of property, plant, and equipment and Intangible assets
The depreciation method, residual values and useful lives of property, plant and equipment and Intangible assets are reviewed, and adjusted if appropriate, at the end of each reporting period. If the resulting estimates differ from previous estimates, the difference is accounted for as a change in accounting estimates in accordance with IAS 8
‘Accounting Policies, Changes in Accounting Estimates and Errors’
.

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
The Group reevaluates the lease term if the option is actually exercised (or not exercised) or the Group is liable to exercise (not exercised) the option. Only when significant events occur or there are significant changes in the circumstances that affect the lessee’s control of the lease term, the Group changes its judgment to ensure that the option to extend (or will not be exercised) is significant.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
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
3.    Significant Accounting Policies
The significant accounting policies applied by the Group in preparation of its consolidated financial statements are explained below. Except for the new accounting standards that are effective for annual periods beginning on or after January 1, 2021, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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
(e)    Interests in equity-accounted investees
The Group’s interest in equity-accounted investees comprise interests in an associate and a joint venture. An associate are these entities in which the Group has significant influence, but not control or joint control, over the

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

entity’s financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.     Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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
The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	10 - 50
Structures	10 - 20
Machinery	5 - 15
Vehicles	5 - 10
Others	5 - 10

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
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
The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Industrial rights	5 - 10
Development costs	2
Other intangible assets 1	4 - 20

1	Other intangible assets include royalty payments with useful lives of 4 to 20 years.
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
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.
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
The Group estimates the recoverable amount of an individual asset; however if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.     Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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
(19)    Foreign currencies
(a)    Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

retranslated to the functional currency at the exchange rate at the reporting data.
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
The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of reporting period. The income and expenses of foreign operations are translated to functional currency at everage rates. Foreign currency differences are recognized in other comprehensive income.
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
When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss but recognized directly in equity. If the Group acquires and disposes treasury shares, the consideration paid or received is directly recognized in equity.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

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
(a)    Current tax
Current tax is the expected tax payable or refundable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

previous years. The amount of current tax payable or receivable is the best estimate of tax amount expected to be paid or received that reflects uncertainty related to income taxes. The taxable income is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable
or
non-deductible
items from the accounting profit. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.
In accordance with
K-IFRS
No.1012, the Group reviews uncertainty in its tax treatment and reflects the impact of uncertainty in its financial statements if the tax authorities conclude that uncertainty is unlikely to be accepted, using a method that expects better prediction of uncertainty:

(i)	Most likely: the single most likely amount within the range of possible outcomes

(ii)	Expected value: the sum of all amounts in the range of possible outcomes multiplied by each probability.
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
(25)    Earnings per share
The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

outstanding ordinary shares, adjusted for own shares held, for the effects of all dilutive potential ordinary shares including stock options.
(26)    New and amended standards adopted by the Group
The following new standards and amendments to standards are effective for accounting periods beginning on or after January 1, 2021 and earlier application is permitted. The impacts on the consolidated financial statements in adopting the following new standards are not expected to be significant.
(a)    Amendments to IFRS 1116 ‘Lease’ — Practical expedient for
COVID-19-Related
Rent Concessions
As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this standard if the change were not a lease modification. The amendment does not have a significant impact on the consolidated financial statements.
(b)    Amendments to IFRS 1109 ‘Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 1107 ‘Financial Instruments: Disclosure’, IFRS 1104 ‘Insurance Contracts’, IFRS 1116 ‘Lease’ — Interest Rate Benchmark Reform (Phase 2 amendments)
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
(27)    New and amended standards not yet adopted by the Group
The following new accounting standards and interpretations that have been published that are not mandatory for October 31, 2021 reporting period and have not been early adopted by the Group.
(a)    Amendments to IFRS 1116 ‘Lease’ — Practical expedient for
COVID-19-Related
Rent, Concessions beyond June 30, 2021
The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification, is extended to lease payments originally due on or before September 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements
(b)    Amendments to IFRS 1103 ‘Business Combination’ — Quotation of Conceptual Framework
The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
3.    Significant Accounting Policies,  continued

(c)    Amendments to IAS 16 ‘Property, plant and equipment’ — Proceeds before intended use
The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.
(d)    Amendments to IAS 37 ‘Provision and Contingent liabilities and Contingent assets’ — Onerous contracts : Cost of fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and early application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.
(e)    Annual Improvements to ‘Framework 2018-2020’
Annual improvements of ‘
Framework 2018-2020’
Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	IFRS 1101 First-time Adoption of Korean International Financial Reporting Standards : Subsidiaries that are first-time adopters

•	IFRS 1109 Financial Instruments : Fees in the ‘10% Test’ for Derecognition of Financial Liabilities

•	IFRS 1116 Lease : Lease Incentives

•	IFRS 1041 Agriculture : Fair Value Measurement
(f)    Amendments to IAS 1 ‘Presentation of Financial Statements’— Classification of Liabilities as Current or
Non-current
The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of the amendments on the consolidated financial statements.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
4.    Geographic and Customer Information,  continued

(1) The Group’s
non-current
assets (excluding financial assets, loans and other receivables, equity-accounted investees and deferred tax assets) information by region based on the locations of subsidiaries as of October 31, 2021 and December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Korea	￦	38,387,308	35,954,666
China		10,780,547	10,302,196
Asia (other than China)		17,568	20,397
U.S.A.		487,969	373,767
Europe		15,599	13,868

	￦	49,688,991	46,664,894

(2) Revenue from customer A and B each constitutes more than 10% of the Group’s consolidated revenue for the ten-month
period ended October 31, 2021 and amounts to ￦3,892,880 million and ￦3,455,432 million, respectively. In addition, revenue from customer A, B and C each constitutes more than 10% of the Group’s consolidated revenue for the year ended December 31, 2020 and amounts to ￦3,510,469 million (2019: ￦3,051,211 million), ￦3,190,135 million (2019: ￦2,495,743 million) and ￦3,655,937 million (2019: ￦4,947,483 million), respectively.
5.    Categories of Financial Instruments
(1) Categories of financial assets as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss	Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	4,874,752	4,874,752
Short-term financial instruments		222,500	—	376,625	599,125
Short-term investment assets		5,494,158	—	—	5,494,158
Trade receivables 1		—	660,211	6,462,823	7,123,034
Loans and other receivables		—	—	405,857	405,857
Other financial assets		23,028	—	29,483	52,511
Long-term investment assets		6,626,956	—	—	6,626,956

	￦	12,366,642	660,211	12,149,540	25,176,393

1
The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
5.     Categories of Financial Instruments,  continued

	December 31, 2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss	Financial assets at amortized cost	Total
	(In millions of won)
Cash and cash equivalents	￦	—	—	2,975,989	2,975,989
Short-term financial instruments		227,500	—	209,208	436,708
Short-term investment assets		1,535,518	—	—	1,535,518
Trade receivables 1		—	512,458	4,418,864	4,931,322
Loans and other receivables		—	—	144,783	144,783
Other financial assets		—	—	383	383
Long-term investment assets		6,139,627	—	—	6,139,627

	￦	7,902,645	512,458	7,749,227	16,164,330

1
The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

(2) Categories of financial liabilities as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Financial liabilities measured at amortized cost		Other financial liabilities	Total
	(In millions of won)
Trade payables	￦	1,171,300	—	1,171,300
Other payables		2,639,321	—	2,639,321
Other non-trade payables		2,176,940	—	2,176,940
Borrowings		14,140,376	—	14,140,376
Lease liabilities		1,561,484	—	1,561,484
Other financial liabilities		4,496	1,173	5,669

	￦	21,693,917	1,173	21,695,090

	December 31, 2020
	Financial liabilities measured at amortized cost		Other financial liabilities	Total
	(In millions of won)
Trade payables	￦	1,046,159	—	1,046,159
Other payables		2,621,305	—	2,621,305
Other non-trade payables		1,397,116	—	1,397,116
Borrowings		11,251,648	—	11,251,648
Lease liabilities		1,643,716	—	1,643,716
Other financial liabilities		3,958	84,707	88,665

	￦	17,963,902	84,707	18,048,609

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
5.    Categories of Financial Instruments,  continued

(3) Details of gain and loss on financial assets and liabilities by category for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Financial assets at amortized cost
Interest income	￦	18,496	27,872	30,062
Foreign exchange differences		649,633	(959,065)	229,649
Loss on disposal		(125)	—	—
Impairment		(868)	(555)	—
Reversal of impairment		—	5	85

		667,136	(931,743)	259,796
Financial assets at fair value through profit or loss
Dividend income		7,875	1,325	429
Gain on disposal		52,903	27,510	59,217
Gain (loss) on valuation		11,150	1,736,345	(227,423)
Foreign exchange differences		(83,298)	(40,222)	209,563

		(11,370)	1,724,958	41,786
Financial liabilities measured at amortized cost
Interest expenses		(218,076)	(253,468)	(245,440)
Foreign exchange differences		(227,930)	809,001	(339,834)

		(446,006)	555,533	(585,274)
Financial liabilities measured at fair value through profit or loss
Loss on valuation		(1,704)	(1,681)	—

	￦	208,056	1,347,067	(283,692)

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
(a)    Market risk
(i)    Foreign currency risk
The Group operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to US dollar, Chinese Yuan, Euro and Japanese Yen. Foreign currency risk arises

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

from future commercial transactions, recognized assets and liabilities in foreign currencies, and net investments in foreign operations.
Monetary foreign currency assets and liabilities as of October 31, 2021 are as follows:

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
	(In millions of won and millions of foreign currencies)
USD	14,671	￦	17,189,434	14,254	￦	16,701,257
JPY	348		3,593	46,901		483,851
CNY	—		82	24		4,354
EUR	9		11,718	178		243,349
Also, as described in note 23, the Group entered into a
fixed-to-fixed
cross currency swap and a
floating-to-fixed
cross currency interest rate swap to hedge foreign currency rate risk relating to bonds and borrowings denominated in foreign currencies.
As of October 31, 2021, effects on profit before income tax as a result of strengthening or weakening of the foreign currencies by 10% are as follows:

	If strengthening by 10%		If weakening by 10%
	(In millions of won)
USD	￦	165,519	(165,519)
JPY		(48,026)	48,026
CNY		(427)	427
EUR		(23,163)	23,163
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
The Group is partially exposed to the risk of changing net interest costs due to changes in interest rates as of October 31, 2021. The Group has signed a currency interest rate swap contract on floating interest rate borrowings of ￦585,850 million and interest rate swap contract on floating interest rate borrowings of ￦117,170 million. Therefore, the changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the ten-month
period ended October 31, 2021.
As of October 31, 2021, if interest rates on borrowings and financial assets had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ￦36,389 million (2020 : ￦50,270 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and net interest costs on floating rate financial assets.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

(iii)    Price risk
The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of October 31, 2021.
Equity investments that the Group owns are all unlisted equities and the effect of the equity investments on the Group’s profit for the ten-month
period and other comprehensive income are explained in note 12.
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
The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The maximum exposure to credit risk as of October 31, 2021 is the carrying amount of trade and other receivables.
(ii)    Other financial assets
Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, and deposits with banks and financial institutions as well as short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of October 31, 2021 is the carrying amount of those financial assets. The Group transacts only with banks and financial institutions with high credit ratings, and accordingly management does not expect any significant losses from non-performance
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

Contractual maturities of financial liabilities as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Less than 1 year		1 – 2 years	2 – 5 years	More than 5 years	Total
	(In millions of won)
Borrowings 1	￦	2,984,990	2,876,617	6,736,101	2,512,410	15,110,118
Lease liabilities		429,548	271,723	436,883	616,039	1,754,193
Trade payables		1,171,300	—	—	—	1,171,300
Other payables		2,378,123	63,945	175,208	42,181	2,659,457
Other non-trade payables		2,112,716	11,073	11,565	—	2,135,354
Derivative Liabilities		1,069	276	—	—	1,345
Other financial liabilities		127,724	—	—	—	127,724

	￦	9,205,470	3,223,634	7,359,757	3,170,630	22,959,491

1	The cash flow includes payment of interest under terms and conditions of borrowing.

	December 31, 2020
	Less than 1 year		1 – 2 years	2 – 5 years	More than 5 years	Total
	(In millions of won)
Borrowings 1	￦	3,309,009	2,317,331	5,136,314	1,121,480	11,884,134
Lease liabilities		352,201	250,840	391,356	848,315	1,842,712
Trade payables		1,046,159	—	—	—	1,046,159
Other payables		2,348,909	56,902	160,488	78,336	2,644,635
Other non-trade payables		1,346,254	17,896	12,028	—	1,376,178
Derivative Liabilities		(3,538)	(3,839)	77,573	13,460	83,656
Other financial liabilities		117,106	—	—	—	117,106
Financial guarantee contract		87,040	—	—	—	87,040

	￦	8,603,140	2,639,130	5,777,759	2,061,591	19,081,620

1	The cash flow includes payment of interest under terms and conditions of borrowing contracts.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

The
debt-to-equity
ratio and net borrowing ratio as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Total liabilities (A)	￦	24,956,670	19,264,756
Total equity (B)		59,760,652	51,909,097
Cash and cash equivalents; short-term financial instruments; and short-term investment asset (C)		10,968,035	4,948,215
Total borrowings (D)		14,140,376	11,251,648
Debt-to-equity ratio (A/B)		41.76%	37.11%
Net borrowing ratio (D-C)/B		5.31%	12.14%
(3)    Fair value
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

(a) The following table presents the carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of October 31, 2021 and December 31, 2020:

			October 31, 2021
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	222,500	—	—	222,500	222,500
Short-term investment asset		5,494,158	—	5,494,158	—	5,494,158
Trade receivables 1		660,211	—	660,211	—	660,211
Long-term investment asset		6,626,956	—	—	6,626,956	6,626,956
Other financial assets		23,028	—	23,028	—	23,028

		13,026,853	—	6,177,397	6,849,456	13,026,853

Financial assets not measured at fair value
Cash and cash equivalents 2		4,874,752	—	—	—	—
Short-term financial instruments 2		376,625	—	—	—	—
Trade receivables 2		6,462,823	—	—	—	—
Loans and other receivables 2		405,857	—	—	—	—
Other financial assets 2		29,483	—	—	—	—

		12,149,540	—	—	—	—

Total financial asset		25,176,393	—	6,177,397	6,849,456	13,026,853

Financial liabilities measured at fair value
Other financial liabilities		1,173	—	1,173	—	1,173
Financial liabilities not measured at fair value
Trade payables 2		1,171,300	—	—	—	—
Other payables 2		2,639,321	—	—	—	—
Other non-trade payables 2		2,176,940	—	—	—	—
Borrowings		14,140,376	—	13,973,972	—	13,973,972
Lease liabilities 2		1,561,484	—	—	—	—
Other financial liabilities 2		4,496	—	—	—	—

		21,693,917	—	13,973,972	—	13,973,972

Total financial liabilities	￦	21,695,090	—	13,975,145	—	13,975,145

1
The Group transferred some of the trade receivables and majority of the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

2	The Group did not include fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

			December 31, 2020
	Carrying amounts		Level 1	Level 2	Level 3	Total
	(In millions of won)
Financial assets measured at fair value
Short-term financial instruments	￦	227,500	—	—	227,500	227,500
Short-term investment asset		1,535,518	—	1,535,518	—	1,535,518
Trade receivables 1		512,458	—	512,458	—	512,458
Long-term investment asset		6,139,627	—	—	6,139,627	6,139,627

		8,415,103	—	2,047,976	6,367,127	8,415,103

Financial assets not measured at fair value
Cash and cash equivalents 2		2,975,989	—	—	—	—
Short-term financial instruments 2		209,208	—	—	—	—
Trade receivables 2		4,418,864	—	—	—	—
Loans and other receivables 2		144,783	—	—	—	—
Other financial assets 2		383	—	—	—	—

		7,749,227	—	—	—	—

Total financial asset		16,164,330	—	2,047,976	6,367,127	8,415,103

Financial liabilities measured at fair value
Other financial liabilities		84,707	—	84,707	—	84,707
Financial liabilities not measured at fair value
Trade payables 2		1,046,159	—	—	—	—
Other payables 2		2,621,305	—	—	—	—
Other non-trade payables 2		1,397,116	—	—	—	—
Borrowings		11,251,648	—	11,372,509	—	11,372,509
Lease liabilities 2		1,643,716	—	—	—	—
Other financial liabilities 2		3,958	—	—	—	—

		17,963,902	—	11,372,509	—	11,372,509

Total financial liabilities	￦	18,048,609	—	11,457,216	—	11,457,216

1
The Group transferred some of the trade receivables and majority of the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

2	The Group did not include fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

(b)    Valuation Techniques
The valuation techniques of recurring and
non-recurring
fair value measurements and quoted prices classified as level 2 or level 3 are as follows:

	Fair value		Level	Valuation Techniques
	(In millions of won)
Financial assets at fair value through profit or loss:
Short-term investment assets	￦	5,494,158	2	Present value technique
Long-term investment assets		6,626,956	3	Present value technique and others
Short-term financial instruments		222,500	3	Present value technique
Other financial assets		23,028	2	Present value technique
Financial assets at fair value through other comprehensive income
Trade receivables		660,211	2	Present value technique
Financial liabilities at fair value through other comprehensive income
Other financial liabilities	￦	1,173	2	Present value technique
Long-term investments measured at Level 3 in the fair value hierarchy include investments in special purpose companies of BCPE Pangea Intermediate Holdings Cayman, L.P. (“SPC1”) amounting to ￦3,823,456 million and BCPE Pangea Cayman2 Limited (“SPC2”) amounting to ￦2,521,342 million in connection with the Group’s investments in acquisition of KIOXIA Holdings Corporation (“KIOXIA”, formerly Toshiba Memory Corporation) (see note 12). The fair value of the long-term investments is measured based on the equity value of the underlying asset, KIOXIA estimated utilizing present value discount model.
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

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

The valuation techniques and key inputs used in valuation of the equity investment in SPC1 and investment in SPC2 convertible bonds are as follows:

	Fair value	Valuation Techniques	Level 3 inputs	Input Range
	(In millions of won)
Equity investment in SPC1	￦ 3,823,456	Present value technique and option-pricing method	Terminal growth rate	0%
			Discount rate (Weighted-average capital cost)	7.2%
			Expected timing of liquidation of the SPC (years)	2.58
			Volatility	41.3%
			Risk free rate	-0.10%
SPC2 convertible bonds		Present value technique	Terminal growth rate	0%
	2,521,342		Discount rate (Weighted-average capital cost)	7.2%
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
The sensitivity analysis results for the effect of changes in each long-term investment input classified as Level 3 under sensitivity analysis on fair value are as follows:

	Positive fluctuation		Negative fluctuation
	(In millions of won)
Equity investment in SPC1 1	￦	953,531	￦	(760,371)
SPC2 convertible bonds 1		633,526		(479,870)

1	The changes in fair value are calculated by increasing or decreasing the terminal growth rate and weighted-average capital costs, which are major unobservable inputs by 0.5%.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
6.    Financial Risk Management,  continued

(c) There was no transfer between fair value hierarchy levels during the ten-month
period ended October 31, 2021 and the changes in financial assets and financial liabilities classified as Level 3 fair value measurements during the ten-month
period ended October 31, 2021 are as follows:

	Beginning Balance		Acquisition	Disposals	Payments	Gain on Valuation	Foreign Exchange Difference	Transfer 1	Ending Balance
	(In millions of won)
Financial assets:
Short-term Financial instruments	￦	227,500	—	(5,000)	—	—	—	—	222,500
Long-term investment assets		6,139,627	88,258	(5,475)	—	520,229	(115,683)	—	6,626,956
7.    Restricted Financial Instruments
Details of restricted financial instruments as of October 31, 2021 and December 31, 2020 are as follows:

	October 31 2021		December 31, 2020	Description
	(In millions of won)
Short-term financial instruments	￦	222,500	227,500	Restricted for supporting small businesses
		8,253	8,434	Pledged for consumption tax
		178,200	84,419	Guarantee deposits for repayments of borrowings

		408,953	320,353

Other financial assets		28,790	—	Deposits for the share purchase agreement
		11	11	Bank overdraft guarantee deposit
		614	305	Others

		29,415	316

	￦	438,368	320,669

8.    Trade Receivables and Loans and Other Receivables
(1) Details of trade receivables as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Trade receivables	￦	7,053,653	4,873,602
Trade receivables to be collected from related parties		69,381	57,720

	￦	7,123,034	4,931,322

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
8.    Trade Receivables and Loans and Other Receivables,  continued

(2) Details of loans and other receivables as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Current
Other receivables	￦	17,435	13,603
Accrued income		2,345	2,570
Short-term loans		10,222	5,045
Short-term guarantee and other deposits		35,005	47,976

		65,007	69,194

Non-current
Long-term other receivables		—	2,977
Long-term loans		292,454	37,838
Guarantee deposits		48,163	34,558
Others		233	216

		340,850	75,589

	￦	405,857	144,783

(3) Trade receivables and loans and other receivables, net of provision for impairment, as of October 31, 2021 and December 31, 2020 are as follows:

	October 31,2021
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	7,123,952	(918)	7,123,034
Current loans and other receivables		66,282	(1,275)	65,007
Non-current loans and other receivables		342,085	(1,235)	340,850

	￦	7,532,319	(3,428)	7,528,891

	December 31,2020
	Gross amount		Provision for impairment	Carrying amount
	(In millions of won)
Trade receivables	￦	4,931,366	(44)	4,931,322
Current loans and other receivables		70,472	(1,278)	69,194
Non-current loans and other receivables		76,743	(1,154)	75,589

	￦	5,078,581	(2,476)	5,076,105

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
8.    Trade Receivables and Loans and Other Receivables,  continued

(4) Details of provision for impairment
Changes in the provision for impairment of trade receivables for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	44	9
Bad debt expense		871	555
Write-off		—	(517)
Foreign exchange difference		3	(3)

Ending balance	￦	918	44

Changes in the provision for impairment of current loans and other receivables for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	1,278	1,280
Reversal		(3)	(2)

Ending balance	￦	1,275	1,278

Changes in the provision for impairment of
non-current
loans and other receivables the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	1,154	1,162
Reversal		—	(3)
Write-off		—	64
Foreign exchange difference		81	(69)

Ending balance	￦	1,235	1,154

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
8.    Trade Receivables and Loans and Other Receivables,  continued

(5) The aging analysis of trade receivables and loans and other receivables as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	7,123,034	—	—	—	918	7,123,952
Current loans and other receivables		65,007	—	—	—	1,275	66,282
Non-current loans and other receivables		340,850	—	—	—	1,235	342,085

	￦	7,528,891	—	—	—	3,428	7,532,319

	December 31, 2020
	Not impaired
			Overdue
	Not past due		Less than 3 months	Over 3 months and less than 6 months	Over 6 months	Impaired	Total
	(In millions of won)
Trade receivables	￦	4,931,328	—	—	—	38	4,931,366
Current loans and other receivables		69,194	—	—	—	1,278	70,472
Non-current loans and other receivables		75,589	—	—	—	1,154	76,743

	￦	5,076,111	—	—	—	2,470	5,078,581

9.    Inventories
(1) Details of inventories as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Merchandise	￦	2,519	2,173
Finished goods		1,420,798	1,078,967
Work-in-process		4,088,176	3,584,955
Raw materials		771,082	724,482
Supplies		683,200	588,009
Goods in transit		123,309	157,732

	￦	7,089,084	6,136,318

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
9.    Inventories,  continued

(2) The amount of the inventories recognized as cost of sales for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 is as follows:

	2021		2020	2019
	(In millions of won)
Inventories recognized as cost of sales	￦	19,446,999	21,313,696	18,547,022
(3) The changes in inventory valuation allowance during the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	420,985	647,498
Charged to cost of sales		65,093	79,560
Utilization upon sales		(175,956)	(306,072)

Ending balance	￦	310,122	420,986

There were no significant reversals of inventory write-downs recognized during the ten-month
period ended October 31, 2021 and year ended December 31, 2020.
10.    Other Current and Non-current Assets
Details of other current and
non-current
assets as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Current
Advance payments	￦	78,258	51,047
Prepaid expenses		216,573	145,298
Value added tax refundable		348,450	235,602
Contract assets		63,059	53,605
Others		829	120

		707,169	485,672

Non-current
Long-term advance payments		37,351	36,985
Long-term prepaid expenses		50,008	14,961
Others		5,511	3,083

		92,870	55,029

	￦	800,039	540,701

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

11.    Investments in Associates and Joint Ventures
(1) Details of investments in associates and joint ventures as of October 31, 2021 follows:

Type	Investee	Location	Business
Associate	Stratio, Inc.	U.S.A	Development and manufacture of semiconductor parts
	SK China Company Limited	China	Consulting and investment
	Gemini Partners Pte. Ltd.	Singapore	Consulting
	TCL Fund	China	Investment
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment
	Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)	China	Venture Capital
	Prume Social Farm, Co., Ltd.	Korea	Growing crops
	Wuxi xinfa IC industry park., Ltd.	China	Developing Science-Technological Park
	Magnus Private Investment Co., Ltd	Korea	Investment
	L&S (No.10) Early Stage III Investment Association	Korea	Investment
	SiFive Inc.	U.S.A	Design and manufacture of semiconductor
	YD-SK-KDB Social Value	Korea	Investment
	Ningbo Zhongxin Venture Capital Partnership (Limited Partnership)	China	Investment
	Jiangsu KVTS Semiconductor science and Technology Co Ltd.	China	Manufacture of semiconductor parts
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd.	China	Manufacture of semiconductor parts
	Hystars Semiconductor (Wuxi) Co., Ltd.	China	Foundry factory construction
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor	Korea	Investment
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor	Korea	Investment

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
11.    Investments in Associates and Joint Ventures,  continued

		October 31, 2021				December 31, 2020
Type	Investee	Owner ship (%)	Net asset value		Carrying amount	Owner ship (%)	Carrying amount
		(In millions of won)
Associate	Stratio, Inc. 1	9.35	￦	100	403	9.12	￦	407
	SK China Company Limited 2	11.87		352,909	405,506	11.87		257,474
	Gemini Partners Pte. Ltd.	20.00		2,254	2,254	20.00		1,771
	TCL Fund 1	11.05		11,871	12,305	11.05		11,538
	SK South East Asia Investment Pte. Ltd.	20.00		363,109	363,109	20.00		325,006
	Hushan Xinju (Chengdu) Venture Investment Center (Smartsource) 2	16.67		8,563	8,564	16.67		7,970
	Prume Social Farm, Co., Ltd. 3	35.52		2,138	2,702	35.52		2,221
	Wuxi xinfa IC industry park., Ltd. 4	30.00		32,756	32,756	30.00		20,952
	Magnus Private Investment Co., Ltd.	49.76		207,888	207,888	49.76		150,840
	L&S (No.10) Early Stage III Investment Association	24.39		4,013	4,013	24.39		2,609
	SiFive Inc. 1	8.27		7,161	33,186	7.87		34,372
	YD-SK-KDB Social Value	23.26		5,398	5,398	23.26		2,566
	Ningbo Zhongxin Venture Capital Partnership (Limited Partnership) 1,3	7.54		3,549	3,550	—		—
	Jiangsu KVTS Semiconductor science and Technology Co Ltd. 3	33.00		4,421	7,215	—		—
Joint venture	HITECH Semiconductor (Wuxi) Co., Ltd. 4	45.00		120,407	117,836	45.00		113,430
	Hystars Semiconductor (Wuxi) Co., Ltd. 4	50.10		220,711	222,301	50.10		195,423
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor 4	33.33		24,629	24,629	33.33		24,818
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor 4	37.50		29,751	29,751	37.50		14,847

			￦	1,401,628	1,483,366		￦	1,166,244

1
The Group is able to exercise significant influence through its right to appoint a director to the Board of Directors of each investee. Accordingly, the investments in these investees have been classified as associates.

2
Management of the Group is able to exercise significant influence over the entity by participating Board of Directors. Accordingly, the investments in these investees have been classified as associates.

3	Additional acquisition during the ten-month period ended October 31, 2021.

4	The relevant contract stipulates that important matters have to be resolved unanimously. Accordingly, the Group has classified them as joint ventures.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
11.    Investments in Associates and Joint Ventures,  continued

(2) Changes in investments in associates and joint ventures for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	October 31, 2021
	Beginning balance		Acquisition	Transfer	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	407	—	—	(12)	8	—	403
SK China Company Limited		257,474	—	—	119,944	28,088	—	405,506
Gemini Partners Pte. Ltd.		1,771	—	—	361	122	—	2,254
TCL Fund		11,538	680	—	110	1,106	(1,129)	12,305
SK South East Asia Investment Pte. Ltd.		325,006	—	—	7,691	30,412	—	363,109
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource)		7,970	—	—	(170)	764	—	8,564
Prume Social Farm, Co., Ltd.		2,221	—	—	481	—	—	2,702
Wuxi xinfa IC industry park., Ltd.		20,952	9,603	—	(100)	2,301	—	32,756
Magnus Private Investment Co., Ltd.		150,840	—	—	57,048	—	—	207,888
L&S (No.10) Early Stage III Investment Association		2,609	1,500	—	(96)	—	—	4,013
SiFive Inc.		34,372	—	—	(1,702)	516	—	33,186
YD-SK-KDB Social Value		2,566	3,000	—	(168)	—	—	5,398
Ningbo Zhongxin Venture Capital Partnership (Limited Partnership)		—	3,448	—	(86)	188	—	3,550
Jiangsu KVTS Semiconductor science and Technology Co Ltd.		—	6,831	—	241	143	—	7,215
HITECH Semiconductor (Wuxi) Co., Ltd.		113,430	—	—	12,997	8,180	(16,771)	117,836
Hystars Semiconductor (Wuxi) Co., Ltd.		195,423	—	—	7,832	19,046	—	222,301
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		24,818	—	—	(189)	—	—	24,629
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		14,847	15,000	—	(96)	—	—	29,751

	￦	1,166,244	40,062	—	204,086	90,874	(17,900)	1,483,366

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
11.    Investments in Associates and Joint Ventures,  continued

	December 31, 2020
	Beginning balance		Acquisition	Transfer	Share of profit (loss)	Other equity movement	Dividend	Ending balance
	(In millions of won)
Stratio, Inc.	￦	395	—	—	19	(7)	—	407
SK China Company Limited		259,272	—	—	5,746	(7,544)	—	257,474
Gemini Partners Pte. Ltd.		2,735	—	—	(872)	(92)	—	1,771
TCL Fund		4,995	5,280	—	999	264	—	11,538
SK South East Asia Investment Pte. Ltd.		237,599	121,450	—	10,889	(44,932)	—	325,006
Hushan Xinju (Chengdu) Venture Investment Center(Smartsource)		5,659	2,565	—	(233)	(14)	(7)	7,970
Prume Social Farm, Co., Ltd.		1,000	1,000	—	221	—	—	2,221
Wuxi xinfa IC industry park., Ltd.		—	21,860	—	(86)	(822)	—	20,952
Magnus Private Investment Co., Ltd.		—	207,346	—	(56,506)	—	—	150,840
L&S (No.10) Early Stage III Investment Association		—	2,250	500	(141)	—	—	2,609
SiFive Inc.		—	35,709	—	(880)	(457)	—	34,372
YD-SK-KDB Social Value		—	1,400	1,400	(234)	—	—	2,566
HITECH Semiconductor (Wuxi) Co., Ltd.		114,518	—	—	21,241	(7,296)	(15,033)	113,430
Hystars Semiconductor (Wuxi) Co., Ltd.		142,594	69,377	—	(16,627)	79	—	195,423
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		—	—	24,480	338	—	—	24,818
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		—	15,000	—	(153)	—	—	14,847

	￦	768,767	483,237	26,380	(36,279)	(60,821)	(15,040)	1,166,244

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
11.    Investments in Associates and Joint Ventures,  continued

(3) Major associates and joint ventures’ summarized statements of financial position as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
SK China Company Limited	￦	1,699,028	1,581,229	71,745	274,934
SK South East Asia Investment Pte. Ltd.		193,874	2,542,885	198	—
Magnus Private Investment Co., Ltd.		242,796	523,673	100,304	470,255
HITECH Semiconductor (Wuxi) Co., Ltd.		239,084	374,467	116,780	229,200
Hystars Semiconductor (Wuxi) Co., Ltd.		164,480	577,694	18,439	283,194

	December 31, 2020
	Current assets		Non-current assets	Current liabilities	Non-current liabilities
	(In millions of won)
SK China Company Limited	￦	380,413	1,706,634	51,485	308,147
SK South East Asia Investment Pte. Ltd.		797,045	1,672,412	67	—
Magnus Private Investment Co., Ltd.		175,007	522,600	85,754	461,012
HITECH Semiconductor (Wuxi) Co., Ltd.		208,103	380,648	129,135	203,246
Hystars Semiconductor (Wuxi) Co., Ltd.		89,629	555,551	31,557	226,732
(4) Major associates and joint ventures’ summarized comprehensive income (loss) for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021			2020		2019
	Revenue		Profit for the Period	Revenue	Profit (loss) for the year	Revenue	Profit (loss) for the year
	(In millions of won)
SK China Company Limited	￦	54,549	1,010,813	154,355	48,427	120,317	28,309
SK South East Asia Investment Pte. Ltd.		1,172	38,450	9,467	54,448	10,294	28,763
Magnus Private Investment Co., Ltd.		394,717	57,047	164,662	(56,505)	—	—
HITECH Semiconductor (Wuxi) Co., Ltd.		521,362	29,926	622,653	51,871	657,741	36,398
Hystars Semiconductor (Wuxi) Co., Ltd.		60,696	15,634	—	(33,188)	—	(1,044)

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

12.    Long-term Investment Assets
(1) Details of long-term investment assets as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021				December 31, 2020
	Type	Acquisition cost		Book value	Book value
	(In millions of won)
ProMOS Technologies Inc.	Equity securities	￦	21,847	—	—
Intellectual Discovery	Equity securities		4,000	2,182	2,182
China Walden Venture Investments II, L.P.	Certificate		8,457	12,520	10,965
China Walden Venture Investments III, L.P.	Certificate		7,014	7,577	7,085
Keyssa, Inc	Equity securities		6,174	189	189
BCPE Pangea Intermediate Holdings Cayman, L.P. 1	Certificate		2,752,014	3,823,456	3,595,494
BCPE Pangea Cayman2, Ltd. 1	Convertible bond		1,283,095	2,521,342	2,351,225
FemtoMetrix, Inc.	Convertible bond		4,387	4,387	4,387
GigaIO Networks, Inc.	Equity securities		4,066	3,103	3,103
Inpria Corporation	Equity securities		4,753	4,729	4,729
Shanghai IoT Phase II Venture Capital Fund Partnership, L.P	Certificate		7,292	18,572	13,262
Beijing Horizon Robotics Technology Co., Ltd.	Equity securities		55,091	58,819	56,190
Shanghi Sitrus Microelectronics Technology Co., Ltd.	Equity securities		5,254	1,441	1,314
Jiangsu Jiequan Junhai Rongxin Investment Partnership	Certificate		52,124	53,290	20,035
Impact Venture Capital I, L.P.	Certificate		5,242	6,899	5,881
AutoTech Fund I, L.P.	Certificate		4,294	4,340	3,840
TransLink Capital Partners IV, L.P.	Certificate		4,357	4,147	3,563
Nuvolta	Equity securities		12,296	12,816	—
GPT	Certificate		12,296	12,816	—
Others	—		66,949	74,331	56,183

		￦	4,321,002	6,626,956	6,139,627

1
In 2017, the Group participated in a consortium that includes Bain Capital in connection with acquisition of a stake in Toshiba Memory Corporation (“TMC”). On March 1, 2019, Toshiba Memory Holdings Corporation (“TMCHD”) was established as the holding company for TMC. Subsequently TMCHD and TMC were renamed KIOXIA Holdings Corporation (“KIOXIA”) and KIOXIA Corporation respectively. As of October 31, 2021, the Group holds equity interests in SPC1, which holds equity interests in KIOXIA, and convertible bonds issued by SPC2, which may be later convertible to 15% stake in KIOXIA. Management and decision-making rights of the Group for SPC1 and SPC2 are limited. Accordingly, the Group does not control or have any significant influenc4e on SPC1 and SPC2. The investments in SPC1 and SPC2 are classified as financial assets which are debt instruments measured at fair value through profit or loss.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
12.    Long-term Investment Assets,  continued

(2) Changes in the carrying amount of long-term investment assets for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	6,139,627	4,381,812
Acquisition		88,258	95,332
Disposal		(5,475)	(706)
Gain (loss) on valuation		520,229	1,733,783
Foreign exchange difference		(115,683)	(44,214)
Transfer		—	(26,380)

Ending balance	￦	6,626,956	6,139,627

13.    Property, Plant and Equipment
(1)
Changes in property, plant and equipment for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
	(In millions of won)
Beginning balance	￦	971,606	7,018,249	1,812,107	26,491,042	40,557	724,825	4,172,176	41,230,562
Changes during 2021
Acquisitions		12,072	184,553	177,751	6,696,835	88	112,384	2,836,605	10,020,288
Disposals		(55)	(190)	(26)	(4,092)	—	(40)	(6,241)	(10,644)
Depreciation		—	(241,629)	(107,833)	(7,261,632)	(2,786)	(239,432)	—	(7,853,312)
Transfers 1		72,952	107,106	24,163	1,769,609	—	74,946	(2,008,779)	39,997
Exchange differences and others		3,494	84,058	53,835	727,670	26	13,057	40,071	922,211

Ending net book amount		1,060,069	7,152,147	1,959,997	28,419,432	37,885	685,740	5,033,832	44,349,102

Acquisition cost		1,060,069	8,894,310	2,769,189	83,165,139	48,940	2,225,869	5,033,832	103,197,348
Accumulated depreciation		—	(1,702,197)	(790,088)	(54,575,300)	(11,048)	(1,540,100)	—	(58,618,733)
Accumulated impairment		—	(23,699)	(19,104)	(162,456)	—	(23)	—	(205,282)
Government grants		—	(16,267)	—	(7,951)	(7)	(6)	—	(24,231)

	￦	1,060,069	7,152,147	1,959,997	28,419,432	37,885	685,740	5,033,832	44,349,102

1	Certain investment property was transferred to property, plant and equipment during the ten-month period ended October 31, 2021.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
13.    Property, Plant and Equipment,  continued

	2020
	Land		Buildings	Structures	Machinery	Vehicles	Others	Construction- in-progress	Total
	(In millions of won)
Beginning balance	￦	1,041,771	5,547,744	1,619,064	26,974,270	43,096	764,043	3,959,952	39,949,940
Changes during 2020
Acquisitions		38,075	476,831	284,113	6,044,813	55	192,353	3,012,558	10,048,798
Disposals		(9,231)	(327)	(73)	(17,095)	—	(884)	(37,850)	(65,460)
Depreciation		—	(233,909)	(114,307)	(7,888,654)	(3,351)	(274,913)	—	(8,515,134)
Transfers 1		(96,096)	1,222,639	21,076	1,367,213	753	45,476	(2,767,284)	(206,223)
Exchange differences and others		(2,913)	5,271	2,234	10,495	4	(1,250)	4,800	18,641

Ending net book amount		971,606	7,018,249	1,812,107	26,491,042	40,557	724,825	4,172,176	41,230,562

Acquisition cost		971,606	8,459,016	2,494,982	74,141,182	48,860	2,045,915	4,172,176	92,333,737
Accumulated depreciation		—	(1,401,792)	(663,771)	(47,485,857)	(8,292)	(1,321,067)	—	(50,880,779)
Accumulated impairment		—	(23,699)	(19,104)	(162,276)	—	(23)	—	(205,102)
Government grants		—	(15,276)	—	(2,007)	(11)	—	—	(17,294)

	￦	971,606	7,018,249	1,812,107	26,491,042	40,557	724,825	4,172,176	41,230,562

1	Certain investment property was transferred to property, plant and equipment during the year ended December 31, 2020.
(2) Details of depreciation expense allocation for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Cost of sales	￦	7,186,705	7,749,569	6,878,303
Selling and administrative expenses		583,056	725,791	574,961
Other expenses		8,128	7,418	14,923
Development costs and others		75,423	32,356	43,607

	￦	7,853,312	8,515,134	7,511,794

(3) Certain machinery and others are pledged as collaterals for borrowings of the Group as of October 31, 2021 (see note 35).
(4) The Group capitalized borrowing costs amounting to ￦43,485 million on qualifying assets during the ten-month
period ended October 31, 2021 and ￦53,311 million (2019: ￦36,302 million) on qualifying assets during the year ended December 31, 2020. Borrowing costs were calculated using a capitalization rate of 2.06% for the ten-month
period ended October 31, 2021 and 1.93% (2019: 2.84%) for the year ended December 31, 2020.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
13.    Property, Plant and Equipment,  continued

(5) Details of insured assets as of October 31, 2021 are as follows:

	Insured assets	Insured amount		Insurance Company
		(In millions of won)
Package insurance	Property, plant and equipment; investment property; inventories; and business interruption	￦	120,000,827	Hyundai Marine & Fire Insurance Co., Ltd. and others
Fire insurance	Property, plant and equipment; investment property		78,759
Erection all risks insurance	Property, plant and equipment		5,984,764

		￦	126,064,350

In addition to the assets stated above, vehicles are insured by vehicle comprehensive insurance and liability insurance.
(6) The Group provides certain property, plant, and equipment as operating leases.
Rental income from the property, plant and equipment during the ten-month
period ended October 31, 2021 was ￦12,261 million and year ended December 31, 2020 was ￦27,737 million (2019: ￦29,746 million).
14.     Leases
(1) Leases as lessee
(a) Changes in
right-of-use
assets for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021
	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Beginning net book amount	￦	111,860	1,048,208	504,539	18,207	24,831	1,707,645
Increase		51,971	11,466	77,220	12,519	55	153,231
Others		2,489	(10,770)	(64,060)	(1,114)	1,949	(71,506)
Depreciation		(28,821)	(71,854)	(155,295)	(13,111)	(13,057)	(282,138)
Foreign exchange difference		8,977	48,727	3,334	197	1,202	62,437

Ending net book amount		146,476	1,025,777	365,738	16,698	14,980	1,569,669

Acquisition cost		220,026	1,238,000	675,759	32,937	34,886	2,201,608
Accumulated amortization		(40,012)	(212,223)	(310,021)	(16,239)	(19,906)	(598,401)
Government grants		(33,538)	—	—	—	—	(33,538)

	￦	146,476	1,025,777	365,738	16,698	14,980	1,569,669

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
14.    Leases,  continued

	2020
	Properties		Structures	Machinery	Vehicles	Others	Total
	(In millions of won)
Beginning net book amount	￦	97,855	975,996	609,529	11,491	11,787	1,706,658
Increase		26,358	159,166	52,849	25,881	20,212	284,466
Others		6,607	(7,706)	15,823	(4,746)	—	9,978
Depreciation		(18,686)	(83,522)	(172,750)	(14,436)	(6,824)	(296,218)
Foreign exchange difference		(274)	4,274	(912)	17	(344)	2,761

Ending net book amount		111,860	1,048,208	504,539	18,207	24,831	1,707,645

Acquisition cost		169,300	1,210,800	811,315	29,684	40,787	2,261,886
Accumulated amortization		(26,193)	(162,592)	(306,776)	(11,477)	(15,956)	(522,994)
Government grants		(31,247)	—	—	—	—	(31,247)

	￦	111,860	1,048,208	504,539	18,207	24,831	1,707,645

(b) Changes in lease liabilities for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning net book amount	￦	1,643,716	1,666,999
Increase		153,231	284,466
Others		(71,812)	9,389
Interest expense		27,046	34,435
Payments		(271,859)	(326,665)
Foreign exchange difference		81,162	(24,908)

Ending net book amount	￦	1,561,484	1,643,716

(c) The details of the minimum lease payment to be paid in the future for each period in connection with lease liabilities, present value and current/non-current
classification of lease liabilities as of October 31, 2021 are as follows:

2021
(In millions of won)
Less than 1 year	￦ 429,548
1~5 years	708,606
More than 5 years	616,039

Total lease liabilities undiscounted as of October 31, 2021	1,754,193
Present value of lease liabilities recognized as of October 31, 2021	1,561,484

Current lease liabilities	301,846
Non-current lease liabilities	1,259,638

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
14.    Leases,  continued

(d) The amounts recognized in profit or loss in relation to
right-of-use
assets and lease liabilities for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Depreciation of right-to-use assets	￦	282,138	296,218
Interest expenses of lease liabilities		27,046	34,435
Expenses relating to short-term leases		9,710	17,911
Expenses relating to leases of low-value assets		1,363	1,733
(2) Leases as lessor
The Group provides certain property, plant, and equipment and investment property as leases (See note 13 and 16). All leases are classified as operating leases.
Details of the undiscounted operating lease payments to be received in the future periods subsequent to October 31, 2021 are as follows:

	Property, plant and equipment		Investment Property	Total
	(In millions of won)
Less than 1 year	￦	12,042	14,650	26,692
1~2 years		3,948	14,547	18,495
2~3 years		—	14,438	14,438
3~4 years		—	—	—

	￦	15,990	43,635	59,625

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

15.    Intangible Assets
(1) Changes in intangible assets for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	701,596	86,127	597,930	2,014,625	3,400,278
Changes during 2021
Internal development		—	—	325,845	—	325,845
External acquisition		—	7,608	—	415,569	423,177
Business combination		—	—	—	11	11
Disposals		—	(1,665)	—	(13,073)	(14,738)
Amortization		—	(13,971)	(296,134)	(340,773)	(650,878)
Impairment		—	—	(43,069)	(384)	(43,453)
Transfers		—	10,734	—	(7,284)	3,450
Others		21,799	—	—	9,477	31,276

Ending net book amount		723,395	88,833	584,572	2,078,168	3,474,968

Acquisition cost		723,395	209,239	3,511,249	3,484,980	7,928,863
Accumulated amortization and impairment		—	(120,406)	(2,926,677)	(1,406,812)	(4,453,895)

	￦	723,395	88,833	584,572	2,078,168	3,474,968

	2020
	Goodwill		Industrial property rights	Development costs	Others	Total
	(In millions of won)
Beginning net book amount	￦	720,197	85,724	931,788	833,340	2,571,049
Changes during 2020
Internal development		—	—	259,020	—	259,020
External acquisition		—	13,693	—	412,524	426,217
Disposals		—	(3,782)	—	(8,504)	(12,286)
Amortization		—	(16,001)	(576,334)	(368,215)	(960,550)
Impairment		—	—	(16,544)	—	(16,544)
Transfers		—	6,493	—	(9,720)	(3,227)
Others 1		(18,601)	—	—	1,155,200	1,136,599

Ending net book amount		701,596	86,127	597,930	2,014,625	3,400,278

Acquisition cost		701,596	195,637	3,185,403	3,110,632	7,193,268
Accumulated amortization and impairment		—	(109,510)	(2,587,473)	(1,096,007)	(3,792,990)

	￦	701,596	86,127	597,930	2,014,625	3,400,278

1	Others include reclassification of license assets due to a change in accounting estimate and increasing or decreasing amount due to exchange rate fluctuations and others.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
15.    Intangible Assets,  continued

(2) Details of amortization expense allocation for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Cost of sales	￦	206,661	219,851	88,445
Selling and administrative expenses		442,908	739,247	705,383
Development costs		1,309	1,452	1,341

	￦	650,878	960,550	795,169

(3) Goodwill impairment tests
The Group performs goodwill impairment tests annually. For the purpose of impairment tests, goodwill is allocated to CGU. The recoverable amount of the CGU as of October 31, 2021 was determined based on fair value less costs to sell, which was determined using the current stock price as of October 31, 2021. No impairment loss of goodwill was recognized since the recoverable amount is higher than the carrying value of the CGU as of October 31, 2021.
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
(b) Development cost capitalized and expenses on research and development
Among costs associated with development activities, ￦325,845 million that met capitalization criteria, was capitalized as development cost for the ten-month
period ended October 31, 2021 and ￦259,020 million that met capitalization criteria, was capitalized as development cost for the year ended December 31, 2020. In addition, costs associated with research activities and other development expenditures that did not meet the criteria in the amount of ￦2,893,419 million were recognized as expenses for the ten-month
period ended October 31, 2021 and ￦3,111,298 million (2019: ￦2,855,643 million) were recognized as expenses for the year ended December 31, 2020 (2019: ￦332,888 million).
(c) Details of development costs as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Book value		Residual amortization period
	(In millions of won)
DRAM	￦	114,613	1~20 months
		1,659	1
NAND		310,885	8~21 months
	122,385		1
CIS		48,388	2~21 months

	￦	597,930

1	Amortization has not started as of October 31, 2021

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
15.    Intangible Assets,  continued

	December 31, 2020
	Book value		Residual amortization period
	(In millions of won)
DRAM	￦	46,995	11 months
		60,549	1
NAND		296,317	18 months
	124,328		1
CIS		43,883	2~12 months
		25,858	1

	￦	597,930

1	Amortization has not started as of December 31, 2020
(d) The Group regcognized ￦43,069 million impairment loss in development costs for the ten-month
period ended October 31, 2021. The Group recognized ￦16,544 million impairment loss in development costs for the year ended December 31, 2020.
16.    Investment Property
(1) Changes in investment property for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning net book amount	￦	209,417	258
Depreciation		(1,426)	(291)
Transfer 1		(43,447)	209,450

Ending net book amount		164,544	209,417

Acquisition cost		170,550	249,135
Accumulated depreciation		(6,006)	(39,718)

Ending net book amount	￦	164,544	209,417

1
Certain investment property was transferred to property, plant and equipment and certain property, plant and equipment was transferred to investment property during the period ended October 31, 2021 and the year ended December 31, 2020.

(2) The depreciation expense of ￦1,426 million was charged to cost of sales for the ten-month
period ended October 31, 2021 and ￦291 million was charged to cost of sales for the year ended December 31, 2020 (2019: ￦37 million).
(3) Rental income from investment property during the
ten-month
period ended October 31, 2021 was ￦12,286 million and the year ended December 31, 2020 was ￦1,235 million (2019: ￦123 million).

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

17.    Other Non-trade Payables
Details of other payables as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Current
Rent deposits payable	￦	4,946	—
Accrued expenses		2,149,356	1,367,193

		2,154,302	1,367,193

Non-current
Rent deposits payable		8,679	6,360
Long-term accrued expenses		13,959	23,563

		22,638	29,923

	￦	2,176,940	1,397,116

18.    Borrowings
(1) Details of borrowings as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Current
Short-term borrowings	￦	181,611	179,579
Current portion of long-term borrowings		2,004,747	2,604,724
Current portion of debentures		549,674	329,947

		2,736,032	3,114,250

Non-current
Long-term borrowings		4,223,014	4,526,968
Debentures		7,181,330	3,610,430

		11,404,344	8,137,398

	￦	14,140,376	11,251,648

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
18.    Borrowings,  continued

(2) Details of short-term borrowings as of October 31, 2021 and December 31, 2020 are as follows:

	Financial Institutions	Maturity date	Interest rate per annum as of October 31, 2021 (%) 1	October 31, 2021		December 31, 2020
	(In millions of won)
General borrowings	Shinhan Bank	2021.09.27	—	￦	—	4,000
Foreign general borrowings	Cypress	2021.12.31	—		—	6,924
	Industrial & Commercial Bank of China	2021.01.20	—		—	32,682
	China Construction Bank and others	2021.02.26	—		—	76,258
	City Bank	2021.07.14 ~ 2021.11.17	1M USD LIBOR + 0.55		25,263	59,715
	China Merchants Bank	2022.01.21 ~ 2022.09.27	3M USD LIBOR + 0.55~1.90		57,508	—
	Bank of China	2022.09.07 ~ 2022.11.12	3M USD LIBOR + 1.18~1.20		21,207	—
	Hystars Semiconductor (Wuxi) Co., Ltd.	2022.03.21 ~ 2022.05.13	4.15~5.10		77,633	—

				￦	181,611	179,579

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
18.    Borrowings,  continued

(3) Details of long-term borrowings as of October 31, 2021 and December 31, 2020 are as follows:

	Financial institutions	Maturity date	Interest rate per annum as of October 31, 2021 (%) 1	October 31, 2021		December 31, 2020
				(In millions of won)
Local currency borrowings:
Funds for equipment	Korea Development Bank	2021.09.29 ~ 2025.04.14	1.98 ~ 2.50	￦	475,000	725,000
	The Export-Import Bank of Korea	2022.10.23 ~ 2025.05.15	1.31 ~ 2.00		600,000	600,000
	Shinhan Bank and others	2025.03.31 ~ 2028.04.09	1.00 ~ 3.08		5,167	3,573
Commercial Paper	Shinhan Bank General Finance Department	2023.11.20	CD(91 days) + 0.67		300,000	300,000

					1,380,167	1,628,573

Foreign currency borrowings:
General borrowings	The Export-Import Bank of Korea	2021.05.31	—		—	843,408
	The Export-Import Bank of Korea	2023.02.03	3M USD LIBOR + 1.30		117,170	108,800
	Bank of China	2023.12.09	3M USD LIBOR + 0.8		111,151	—
	Bank of China	2024.05.26	0.9		117,001	—
Funds for equipment	The Export-Import Bank of Korea	2021.02.25 ~ 2022.03.10	3M USD LIBOR + 1.10 ~ 1.40		58,585	244,800
	The Export-Import Bank of Korea	2021.12.25 ~ 2021.12.27	3M USD LIBOR + 1.30		292,502	272,349
	The Export-Import Bank of Korea	2026.04.28	3M USD LIBOR + 0.95		351,510	—
	Korea Development Bank	2026.10.02	3M USD LIBOR + 1.10		585,850	544,000
	China Development Bank	2023.05.26 ~ 2023.11.25	3M USD LIBOR + 1.00		210,602	212,432
	China Bank	2022.11.28	3M USD LIBOR + 1.70		103,196	187,376
	Industrial & Commercial Bank of China and others	2027.12.21	3M USD LIBOR + 1.65		234,002	—
Syndicated loan	Industrial & Commercial Bank of China and others	2024.04.24	3M USD LIBOR + 1.65		2,559,395	3,097,974
SLB	Macquarie	2024.03.22 ~ 2024.04.26	4.17 ~ 7.85		120,879	—

					4,861,843	5,511,139

					6,242,010	7,139,712

Less: Current portion					(2,004,747)	(2,604,724)
Less: Present value discount					(14,249)	(8,020)

				￦	4,223,014	4,526,968

1	As of October 31, 2021, the annual interest rates are as follows:

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
18.    Borrowings,  continued

Type	Interest rate per annum as of October 31, 2021
3M USD LIBOR	0.13%
CD (91 Days)	1.12%
(4) Details of debentures as of October 31, 2021 and December 31, 2020 are as follows:

	Maturity date	Interest rate per annum as of October 31, 2021 (%)	October 31, 2021		December 31, 2020
			(In millions of won)
Unsecured notes in local currency:
Unsecured corporate bonds 214-2nd	2022.08.26	2.63	￦	140,000	140,000
Unsecured corporate bonds 215-3rd	2022.11.25	2.75		10,000	10,000
Unsecured corporate bonds 216-2nd	2021.02.19	—		—	180,000
Unsecured corporate bonds 216-3rd	2023.02.19	2.53		80,000	80,000
Unsecured corporate bonds 217-2nd	2021.05.27	—		—	150,000
Unsecured corporate bonds 218th	2023.03.14	3.01		300,000	300,000
Unsecured corporate bonds 219-1st	2023.08.27	2.48		250,000	250,000
Unsecured corporate bonds 219-2nd	2025.08.27	2.67		90,000	90,000
Unsecured corporate bonds 220-1st	2022.05.09	1.96		410,000	410,000
Unsecured corporate bonds 220-2nd	2024.05.09	1.99		200,000	200,000
Unsecured corporate bonds 220-3rd	2026.05.09	2.17		120,000	120,000
Unsecured corporate bonds 220-4rd	2029.05.09	2.54		250,000	250,000
Unsecured corporate bonds 221-1st	2023.02.14	1.61		340,000	340,000
Unsecured corporate bonds 221-2nd	2025.02.14	1.72		360,000	360,000
Unsecured corporate bonds 221-3rd	2027.02.14	1.93		130,000	130,000
Unsecured corporate bonds 221-4th	2030.02.14	2.21		230,000	230,000
Unsecured corporate bonds 222-1st	2030.11.10	2.33		70,000	70,000
Unsecured corporate bonds 222-2nd	2035.11.10	2.73		100,000	100,000
Unsecured corporate bonds 223-1st	2024.04.12	1.51		550,000	—
Unsecured corporate bonds 223-2nd	2026.04.13	1.89		360,000	—
Unsecured corporate bonds 223-3rd	2028.04.13	2.11		80,000	—
Unsecured corporate bonds 223-4th	2031.04.13	2.48		190,000	—

				4,260,000	3,410,000

Unsecured notes in foreign currency:
Unsecured global bonds 9th	2024.09.17	3.00		585,850	544,000
Unsecured global bonds 10-1st	2024.01.19	1.00		585,850	—
Unsecured global bonds 10-2nd	2026.01.19	1.50		1,171,700	—
Unsecured global bonds 10-3th	2031.01.19	2.38		1,171,700	—

				7,775,100	3,954,000

Less: Discounts on debentures				(44,096)	(13,623)
Less: Current portion				(549,674)	(329,947)

			￦	7,181,330	3,610,430

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

19.    Other Current and Non-current Liabilities
Details of other current and
non-current
liabilities as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Current
Advance receipts	￦	36,193	13,006
Unearned income		1,259	404
Withholdings		61,054	67,043
Deposits received		—	14,063
Contract liabilities		130,167	96,378
Others		3,087	6,501

		231,760	197,395

Non-current
Other long-term employee benefits		92,890	94,026
Long-term advance receipts		—	4,901
Others		2	—

		92,892	98,927

	￦	324,652	296,322

20.    Provisions
(1) Details of changes in provisions for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	3,015	315	(322)	531	3,539
Emission allowances		10,782	4,192	(9,727)	—	5,247

	￦	13,797	4,507	(10,049)	531	8,786

	2020
	Beginning balance		Increase	Utilization	Reversal	Ending Balance
	(In millions of won)
Warranty	￦	4,081	1,087	(2,153)	—	3,015
Emission allowances		6,620	13,070	(8,908)	—	10,782

	￦	10,701	14,157	(11,061)	—	13,797

(2) Provisions for warranty
The Group estimates the expected warranty costs based on historical results and accrues provisions for warranty.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
20.    Provisions,  continued

(3) Provision for emission allowances
The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the
Act on Allocation and Trading of Greenhouse Gas Emission Permits.
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
(1) Details of defined benefit liabilities (assets) as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Present value of defined benefit obligations	￦	2,316,449	2,169,154
Fair value of plan assets		(2,178,632)	(2,228,377)

Net defined benefit liabilities	￦	137,817	(59,223)

Defined benefit liabilities		141,747	2,739
Defined benefit assets 1		(3,930)	(61,962)

1
The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations amounted to ￦3,930 million and ￦61,962 million as of October 31, 2021 and December 31, 2020 are presented as defined benefit assets.

(2) Principal actuarial assumptions as of October 31, 2021 and December 31, 2020 are as follows:

	2021 (%)	2020 (%)
Discount rate for defined benefit obligations	1.96 ~ 4.31	1.96 ~ 3.56
Expected rate of salary increase	3.00 ~ 5.52	3.00 ~ 5.51
(3) Weighted average durations of defined benefit obligations as of October 31, 2021 and December 31, 2020 are 11.77 and 11.77 years, respectively.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
21.    Defined Benefit Liabilities,  continued

(4) Changes in defined benefit obligations for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	2,169,154	1,936,868
Current service cost		211,020	250,098
Past service cost		—	(714)
Interest expense		62,101	65,002
Transfer from associates		315	(2,205)
Remeasurements:		(54,285)	(25,036)
Demographic assumption		—	39,198
Financial assumption		(199,131)	(35,429)
Adjustment based on experience		144,846	(28,805)
Benefits paid		(71,884)	(54,824)
Effect of movements in exchange rates		28	(35)

Ending balance	￦	2,316,449	2,169,154

(5) Changes in plan assets for the
ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	2,228,377	1,886,650
Contributions		211	355,664
Interest income		63,850	62,834
Transfer from associates		(257)	231
Benefits paid		(90,470)	(53,588)
Remeasurements		(23,107)	(23,373)
Foreign exchange differences		28	(41)

Ending balance	￦	2,178,632	2,228,377

(6) The amounts recognized in profit or loss for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Current service cost	￦	211,020	250,098	220,870
Past service cost		—	(714)	—
Net interest expense		(1,748)	2,168	129

	￦	209,272	251,552	220,999

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
21.    Defined Benefit Liabilities,  continued

(7) The amounts in which defined benefit plan related expenses are included for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Cost of sales	￦	111,827	135,999	120,736
Selling and administrative expenses		97,445	115,553	100,263

	￦	209,272	251,552	220,999

(8) Details of plan assets as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Deposits	￦	2,177,484	2,227,196
Others		1,147	1,181

	￦	2,178,631	2,228,377

Actual return on plan assets for the
ten-month
period October 31, 2021 amounted to ￦40,758 million and for the year ended December 31, 2020 amounted to ￦39,461 million (2019: ￦32,645 million).
(9) As of October 31, 2021, the Group funded defined benefit obligations through insurance plans with Mirae Asset Life Insurance Co., Ltd. and other insurance companies. The Group’s reasonable estimation of contribution to the plan assets for the year ending December 31, 2022 is ￦629,635 million under the assumption that the Group maintains the defined benefit plan.
(10) The sensitivity analysis of the defined benefit obligations as of October 31, 2021 to changes in the principal assumptions is as follows:

	Effects on defined benefit obligation
	Increase of rate		Decrease of rate
	(In millions of won)
Discount rate (if changed by 1%)	￦	(236,013)	277,245
Expected rate of salary increase (if changed by 1%)		278,286	(241,038)
The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.
(11) Information about the maturity profile of the defined benefit obligation as of October 31, 2021 is as follows:

	Less than 1 year		2 - 5 years	6 - 10 years	More than 11 years	Total
	(In millions of won)
Benefits paid	￦	150,636	399,940	738,364	2,646,403	3,935,343
Information about the maturity profile is based on the undiscounted and vested amount of defined benefit obligation as of October 31, 2021, and classified by employee’s expected years of remaining services.
(12) The Group adopted defined contribution plan for retirement benefit for employees subject to peak wage system. Contributions to defined contribution plans amounting to ￦2,532 million was expensed for the ten-month
period ended October 31, 2021 and ￦931 million (2019: ￦455 million) was expensed for the year ended December 31, 2020.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

22.    Deferred Income Tax
(1) Changes in deferred income tax assets and liabilities for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 without taking into consideration the offsetting of balances within the same tax authority, are as follows:

	October 31, 2021
	Beginning		Adjustment	Profit or loss	Equity	Foreign exchange differences	Ending
	(In millions of won)
Inventories, net	￦	123,341	—	(9,104)	—	488	114,725
Property, plant and equipment, net		436,672	—	(95,094)	—	38,508	380,086
Defined benefits liabilities, net		(1,876)	—	34,933	(8,544)	(6)	24,507
Short-term and long-term investment assets and others		(542,300)	—	(146,906)	—	—	(689,206)
Employee benefits		59,471	—	11,363	—	10	70,844
Provisions		(9,441)	—	(12,132)	—	31	(21,542)
Other assets and other liabilities		19,378	—	8,260	—	(148)	27,490
Accrued expenses		100,714	—	24,682	—	—	125,396
Others		11,815	—	1,349	—	286	13,450

Deferred tax assets for temporary differences, net		197,774	—	(182,649)	(8,544)	39,169	45,750
Tax credit carryforwards recognized		3,899	—	(650)	—	259	3,508
Tax loss carryforwards recognized		87,881	—	—	—	4,000	91,881

Deferred tax assets recognized, net	￦	289,554	—	(183,299)	(8,544)	43,428	141,139

	December 31, 2020
	Beginning		Adjustment	Profit or loss	Equity	Foreign exchange differences	Ending
	(In millions of won)
Inventories, net	￦	176,742	—	(52,937)	—	(464)	123,341
Property, plant and equipment, net		208,478	27,188	201,165	—	(159)	436,672
Defined benefits liabilities, net		7,756	—	(9,798)	169	(3)	(1,876)
Short-term and long-term investment assets and others		(27,555)	—	(514,745)	—	—	(542,300)
Employee benefits		46,537	—	12,936	—	(2)	59,471
Provisions		3,589	—	(13,006)	—	(24)	(9,441)
Other assets and other liabilities		11,629	—	7,632	—	117	19,378
Accrued expenses		92,408	—	8,306	—	—	100,714
Others		14,681	—	(2,410)	—	(456)	11,815

Deferred tax assets for temporary differences, net		534,265	27,188	(362,857)	169	(991)	197,774
Tax credit carryforwards recognized		6,251	—	(2,192)	—	(160)	3,899
Tax loss carryforwards recognized		117,381	—	(24,561)	—	(4,939)	87,881

Deferred tax assets recognized, net	￦	657,897	27,188	(389,610)	169	(6,090)	289,554

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
22.    Deferred Income Tax,  continued

(2) As of October 31, 2021 and December 31, 2020, the temporary differences that are not recognized as deferred tax assets (liabilities) are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Deductible temporary differences	￦	2,864,208	2,637,294
Taxable temporary differences		(3,224,408)	(3,130,362)

Investments in subsidiaries, associates, and joint ventures		(360,200)	(493,068)

Other deductible temporary differences		12,790	12,790

(3) Details of period when the deferred income tax assets (liabilities) are recovered (settled) as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Deferred income tax assets to be recovered after more than 12 months	￦	1,295,936	1,410,835
Deferred income tax assets to be recovered within 12 months		287,102	142,651

Deferred income tax assets recognized		1,583,038	1,553,486

Deferred income tax liabilities to be recovered after more than 12 months		(1,441,381)	(1,263,264)
Deferred income tax liabilities to be settled within 12 months		(518)	(668)

Deferred income tax liabilities recognized		(1,441,899)	(1,263,932)

Net income deferred tax assets (liabilities) recognized	￦	141,139	289,554

23.     Derivative Financial Instruments
(1) Details of derivative financial instruments applying cash flow hedge accounting as of October 31, 2021 are as follows:

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
(In thousands of foreign currencies)

2019.09.17	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	Foreign currency risk	Fixed-to-fixed cross currency swap	Kookmin Bank and other	2019.09.17~ 2024.09.17

2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)	Foreign currency and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02~ 2026.10.02

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
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
(2) The derivative financial instruments held by the Group are presented in non-current
other financial assets and
non-current
other financial liabilities in the consolidated financial statements of financial position and the details are as follows:

Type of contract	Hedged items	Cash flow hedge		Fair value
	(In millions of won and thousands of foreign currencies)
Fixed-to-fixed cross currency swap	Foreign currency denominated bond with fixed rate (Par value: USD 500,000)	￦	21,298	21,298
Floating-to-fixed cross currency interest rate swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 500,000)		1,730	1,730

Derivative financial assets		￦		23,028

Interest rate swap	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)	￦	865	865
Interest rate swap	Foreign currency denominated borrowing with floating rate (Par value: USD 50,000)		308	308

Derivative financial liabilities		￦		1,173

As of October 31, 2021, changes of fair value of the derivative is recognized in other comprehensive income or loss as all of designated hedging instruments are effective for foreign currency risk or foreign currency and interest rate risk.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

24.     Capital Stock, Capital Surplus and Other Equity
(1) The Parent Company has 9,000,000,000 authorized shares and the face value per share is ￦5,000 as of October 31, 2021. The number of shares issued, common stock, capital surplus and other capital as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		Decmber 31, 2020
	(In millions of won, thousands of shares)
Issued shares 1		731,530	731,530
Capital stock:
Common stock	￦	3,657,652	3,657,652
Capital surplus:
Additional paid in capital		3,625,797	3,625,797
Others		708,846	517,939

		4,334,643	4,143,736

Other equity:
Acquisition cost of treasury shares 2		(2,302,119)	(2,508,427)
Stock option		7,133	5,305

	￦	(2,294,986)	(2,503,122)

Number of treasury shares		40,382	44,001

1	As of October 31, 2021, total number of shares is 728,002 thousand shares, which differs from total issued shares due to the effect of stock retirement.

2
Through the resolution of the Board of Directors on April 28, 2021, the Group transferred 3,618,878 treasury shares to employee stock ownership association (3,282,343 shares of discounted acquisition and 336,535 shares of free acquisition) and, accordingly, gain on disposal of treasury of ￦ 191,247 million occurred.

(2) The numbers of outstanding shares, which deducted treasury shares held by the Parent Company from listed shares of October 31, 2021 and December 31, 2020, are as follows:

	October 31, 2021
	Issued shares	Treasury shares	Outstanding shares
	(In shares)
The number of outstanding shares	728,002,365	(40,381,692)	687,620,673

	December 31, 2020
	Issued shares	Treasury shares	Outstanding shares
	(In shares)
The number of outstanding shares	728,002,365	(44,000,570)	684,001,795

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

25.    Accumulated Other Comprehensive Loss
(1) Details of accumulated other comprehensive loss as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	33,332	(57,542)
Foreign operations — foreign currency translation differences		437,451	(360,247)
Gain on valuation of derivatives		29,439	12,336

	￦	500,222	(405,453)

(2) Changes in accumulated other comprehensive income (loss) for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	(57,542)	90,874	33,332
Foreign operations — foreign currency translation differences		(360,247)	797,698	437,451
Gain (loss) on valuation of derivatives		12,336	17,103	29,439

	￦	(405,453)	905,675	500,222

	2020
	Beginning		Change	Ending
	(In millions of won)
Equity-accounted investees — share of other comprehensive income (loss)	￦	3,278	(60,820)	(57,542)
Foreign operations — foreign currency translation differences		(314,966)	(45,281)	(360,247)
Gain on valuation of derivatives		12,753	(417)	12,336

	￦	(298,935)	(106,518)	(405,453)

26.    Retained Earnings and Dividends
(1) Details of retained earnings as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021		December 31, 2020
	(In millions of won)
Legal reserve 1	￦	429,983	349,954
Discretionary reserve 2		235,506	235,506
Unappropriated retained earnings		52,862,086	46,410,268

	￦	53,527,575	46,995,728

1
The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment, but may be transferred to capital stock or used to reduce accumulated deficit.

2	Discretionary reserve is a reserve for technology development.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
26.    Retained Earnings and Dividends,  continued

(2) Dividends of the Parent Company
(a) Details of dividends for the
ten-month
period ended October 31, 2021, years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won and in thousands of shares)
Type of dividends		Cash Dividends	Cash Dividends	Cash Dividends
Outstanding ordinary shares		687,621	684,002	684,002
Par value (in won)	￦	5,000	5,000	5,000
Dividend rate		31%	23%	20%
Total dividends	￦	1,058,936	800,282	684,002
(b) Dividend payout ratio for the
ten-month
period ended October 31, 2021, years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Dividends	￦	1,058,936	800,282	684,002
Profit attributable to owners of the Parent Company		7,309,517	4,755,102	2,005,975
Dividend payout ratio 1		14.49%	16.83%	34.10%

1	Due to the difference in reporting period between the prior years and the current period, the current rate is different from the annual rate.
(c) Dividend yield ratio for the
ten-month
period ended October 31, 2021, years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In won)
Dividends per share	￦	1,540	1,170	1,000
Closing stock price		103,000	118,500	94,100
Dividend yield ratio		1.50%	0.99%	1.06%

1	Due to the difference in reporting period between the prior years and the current period, the current rate is different from the annual rate.
27.    Revenue
(1) Details of the Group’s revenue for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Sale of goods	￦	33,920,345	31,837,538	26,922,416
Providing services		53,948	62,880	68,317

	￦	33,974,293	31,900,418	26,990,733

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
27.    Revenue,  continued

(2) Details of the Group’s revenue by product and service types for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
DRAM	￦	24,413,236	22,536,404	20,292,687
NAND Flash		8,040,201	7,471,242	5,139,563
Other		1,520,856	1,892,772	1,558,483

	￦	33,974,293	31,900,418	26,990,733

(3) The Group’s revenue information by region based on the location of selling entities for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Korea	￦	1,174,928	1,452,006	1,446,997
China		12,810,386	12,217,634	12,570,278
Taiwan		2,370,792	1,905,650	1,444,188
Asia (other than China and Taiwan)		3,288,069	2,416,321	2,301,314
U.S.A.		13,065,022	12,686,108	8,141,151
Europe		1,265,096	1,222,699	1,086,805

	￦	33,974,293	31,900,418	26,990,733

(4) Details of the Group’s revenue by the timing of revenue recognition for the ten-month
period ended October 31, 2021 and ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Performance obligations satisfied at a point in time	￦	33,920,345	31,837,538	26,922,416
Performance obligations satisfied over time		53,948	62,880	68,317

	￦	33,974,293	31,900,418	26,990,733

(5) Revenue recognition policies and performance obligations
Revenue is measured based on the promised consideration specified in a contract with a customer. The Group recognizes revenue when the Group transfers a promised good or service to a customer.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
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

28.    Selling and Administrative Expenses
Selling and administrative expenses for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Selling and administrative expenses:
Salaries	￦	638,686	592,894	516,226
Defined benefit plan		36,969	40,927	34,692
Employee benefits		146,959	159,600	141,104
Commission		387,111	334,570	460,644
Depreciation		178,860	245,858	206,429
Amortization		428,094	719,652	687,365
Freight and custody charge		39,996	48,617	40,222
Legal cost		7,798	20,323	31,679
Rental		10,967	8,944	6,933
Taxes and dues		66,650	56,934	54,525
Training		51,744	67,626	43,217
Advertising		72,313	95,158	92,792
Utilities		12,927	13,688	12,193
Supplies		74,888	100,748	99,029
Repair		20,938	26,541	29,546
Travel and transportation		3,876	4,692	16,731
Others		173,348	149,935	123,770

		2,352,124	2,686,707	2,597,097

Research and development:
Expenditure on research and development		3,219,264	3,370,318	3,188,531
Development cost capitalized		(325,845)	(259,020)	(332,888)

		2,893,419	3,111,298	2,855,643

	￦	5,245,543	5,798,005	5,452,740

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

29.    Expenses by Nature
Nature of expenses for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 is as follows:

	2021		2020	2019 2
	(In millions of won)
Changes in finished goods and work-in-process	￦	(845,052)	(616,725)	(523,777)
Raw materials, supplies and consumables		6,652,116	7,649,164	6,787,445
Employee benefit		4,379,783	3,833,439	3,411,234
Depreciation and others		8,778,793	9,764,776	8,605,492
Commission		2,002,944	2,149,025	2,113,753
Utilities		1,291,681	1,459,346	1,366,041
Repair		1,056,337	1,129,642	1,080,705
Outsourcing		853,737	1,188,589	1,128,458
Others		886,355	639,284	650,002
Transfer: capitalized development cost and others		(470,270)	(308,746)	(347,799)

Total 1	￦	24,586,424	26,887,794	24,271,554

1	Total expenses consist of cost of sales and selling and administrative expenses.

2	Expenses for the year ended December 31, 2019 was reclassified to conform with the classification for the ten-month period ended October 31, 2021 and for the year ended December 31, 2020.
30.    Finance Income and Expenses
Finance income and expenses for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Finance income:
Interest income	￦	18,496	27,872	30,062
Dividend income		7,875	1,325	429
Foreign exchange differences 1		1,440,639	1,527,580	1,143,099
Gain on valuation of short-term investment assets		—	2,592	5,811
Gain on valuation of long-term investment assets		520,232	1,741,026	8,237
Gain on disposal of short-term investment assets		37,127	27,510	58,784
Gain on disposal of long-term investment assets		15,776	—	1,218

		2,040,145	3,327,905	1,247,640

Finance expenses:
Interest expenses		218,137	253,468	245,440
Foreign exchange differences 2		1,102,436	1,717,989	1,043,720
Loss on valuation of short-term investment assets		8,938	—	—
Loss on disposal of long-term investment assets		3	—	786
Loss on valuation of long-term investment assets		1,704	7,273	241,471
Loss on valuation of financial liabilities		125	1,681	—

		1,331,343	1,980,411	1,531,417

Net finance income (expense)	￦	708,802	1,347,494	(283,777)

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
30.    Finance Income and Expenses,  continued

1
Gain on foreign currency translation related to fair value of long-term investment assets amounting to ￦11,665 million is included for the ten-month
period ended October 31, 2021 and ￦100 million is included for the years ended December 31, 2020 (2019: ￦212,450 million), respectively.

2
Loss on foreign currency translation related to fair value of long-term investment assets amounting to ￦127,348 million is included for the ten-month
period ended October 31, 2021 and ￦44,314 million is included for the years ended December 31, 2020 (2019: ￦1,931 million), respectively.

31.    Other Income and Expenses
(1) Other income for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Gain on disposal of property, plant and equipment	￦	57,014	38,585	26,158
Others		24,427	46,188	62,021

	￦	81,441	84,773	88,179

(2) Other expenses for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Loss on disposal of property, plant and equipment	￦	7,330	44,955	11,531
Loss on disposal of intangible assets		2,938	4,841	7,668
Loss on disposal of trade receivables		4,216	6,320	8,564
Loss on impairment of intangible assets		43,453	16,544	71
Donation		59,526	70,461	59,522
Others		28,017	28,454	26,219

	￦	145,480	171,575	113,575

32.    Income Tax Expense
(1) Income tax expense for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Current tax:
Current tax on profits for the year	￦	2,632,016	1,113,166	603,692
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		100,008	(24,653)	(85,520)

		2,732,024	1,088,513	518,172

Deferred tax:
Changes in net deferred tax assets		183,299	389,610	(94,611)

Income tax expense	￦	2,915,323	1,478,123	423,561

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
32.    Income Tax Expense,  continued

(2) The relationship between tax expense and accounting profit for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Profit before income tax	￦	10,236,718	6,237,037	2,432,639
Tax calculated at domestic tax rates applicable to profits in the respective countries		2,867,154	1,704,823	658,614
Tax effects of:
Tax-exempt income		(5,840)	(70,922)	(36,618)
Non-deductible expenses		6,435	19,977	11,694
Changes in unrecognized deferred tax assets		53,251	8,667	(93,041)
Tax credits		(129,703)	(118,011)	(102,755)
Adjustments for the current tax liabilities attributable to prior year, but recognized in current year		100,007	(24,653)	(85,520)
Others		24,019	(41,758)	71,187

Income tax expense	￦	2,915,323	1,478,123	423,561

(3) Income taxes recognized directly in equity for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Remeasurements of defined benefit liabilities	￦	(8,544)	169	34,132
Gain on valuation of derivatives		(6,094)	(680)	(4,837)
Gain on disposal of treasury stock		(72,542)

	￦	(87,180)	(511)	29,295

33.    Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares for years ended October 31, 2021 and December 31, 2020.
(1) Basic earnings per share for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won, except for shares and per share information)
Profit attributable to ordinary shareholders of the Parent Company	￦	7,309,517	4,755,102	2,005,975
Weighted average number of outstanding ordinary shares 1		686,168,360	684,001,795	684,001,795
Basic earnings per share (in won)	￦	10,653	6,952	2,933

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
33.    Earnings per Share,  continued

1	Weighted average number of outstanding ordinary shares is calculated as follows:

	2021	2020	2019
	(In shares)
Outstanding ordinary shares	728,002,365	728,002,365	728,002,365
Acquisition of treasury shares	(41,834,005)	(44,000,570)	(44,000,570)

Weighted average number of outstanding ordinary shares	686,168,360	684,001,795	684,001,795

(2) Diluted earnings per share for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won, except for shares and per share amounts)
Profit attributable to ordinary shareholders of the Parent Company	￦	7,309,517	4,755,102	2,005,975
Weighted average number of diluted outstanding ordinary shares 1		686,419,424	684,139,222	684,089,944
Diluted earnings per share (in won)	￦	10,649	6,950	2,932

1	Weighted average number of diluted ordinary shares outstanding is calculated as follows:

	2021	2020	2019
	(In shares)
Weighted average number of outstanding ordinary shares	686,168,360	684,001,795	684,001,795
Stock options	251,064	137,427	88,149

Weighted average number of diluted outstanding ordinary shares	686,419,424	684,139,222	684,089,944

34.    Transactions with Related Parties and Others
(1) Details of related parties as of October 31, 2021 are as follows:

Type	Name of related parties
Associates
Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,
SK South East Asia Investment Pte. Ltd.,
Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),
Prume Social Farm, Co., Ltd., Wuxi xinfa IC industry park., Ltd.,
Magnus Private Investment Co., Ltd.,
L&S (No.10) Early Stage III Investment Association,
SiFive Inc.,
YD-SK-KDB
Scocial Value,
Ningbo Zhongxin Venture Capital Partnership (Limited Partnership),
Jiangsu KVTS Semiconductor Science and Technology Co., Ltd.

Joint ventures
HITECH Semiconductor (Wuxi) Co., Ltd., Hystars Semiconductor (Wuxi) Co., Ltd.,
Specialized Investment-type Private Equity Investment Trust For Growth Of
Semiconductor, Specialized Investment-type Private Equity Investment Trust
For
Win-win
System Semiconductor

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
34.    Transactions with Related Parties and Others,  continued

Type	Name of related parties
Other related parties	SK Telecom Co., Ltd., which has significant influence over the Group, SK Inc. (formerly, SK Holdings Co., Ltd.), which has control over SK Telecom Co., Ltd., and their subsidiaries
(2) Significant transactions for the
ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	For the ten-month period ended October 31, 2021
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income	Borrowings
		(In millions of won)
Associate	SK China Company Limited	￦	21	8,923	—	—	—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		2,442	456,081	36,164	17,115	—
	Hystars Semiconductor (Wuxi) Co., Ltd.		193	19,913	9,075	—	77,633
	Magnus Private Investment Co., Ltd.,		45,610	302	—	—	—
Other related parties	SK Telecom Co., Ltd. 1		73,059	191,180	7,414	—	—
	SK Inc. 2		20,768	248,242	136,167	—	—
	ESSENCORE Limited		721,250	—	—	—	—
	SK Ecoplant Co.,Ltd. (formerly, SK Engineering & Construction Co., Ltd.)		24,519	260	998,929	—	—
	SK Energy Co., Ltd.		35,858	69,434	2,558	—	—
	SK Networks Co., Ltd.		5,933	7,409	386	—	—
	SKC Solmics Co., Ltd.		845	111,780	289	—	—
	Chungcheong energy service Co., Ltd.		28	19,959	—	—	—
	SK Materials Co., Ltd.		3,645	97,990	—	—	—
	SK Siltron Co., Ltd.		26,645	285,215	—	—	—
	SK Airgas Co., Ltd.		574	106,853	—	—	—
	Techdream Co., Ltd		—	100,911	—	—	—
	SK Trichem Co., Ltd.		531	116,818	—	—	—
	SK Shieldus Co., Ltd.		1,738	62,077	15,194	—	—
	SK Innovation Co., Ltd.		27,959	56,473	44	—	—
	Others		111,797	228,588	37,663	—	—

		￦	1,103,415	2,188,408	1,243,883	17,115	77,633

1	Operating expense and others include dividend payments of ￦170,937 million.

2	For the ten-month period ended October 31, 2021, royalty paid for the use of the SK brand amounted to ￦53,498 million.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
34.    Transactions with Related Parties and Others,  continued

	For the year ended December 31, 2020
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associate	SK China Company Limited	￦	18	8,019	—	—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		4,766	543,575	21,780	15,033
	Hystars Semiconductor (Wuxi) Co., Ltd.		168	—	—	—
Other related parties	SK Telecom Co., Ltd. 1		135,050	166,019	82,044	—
	SK Inc. 2		20,905	264,994	272,980	—
	ESSENCORE Limited		675,915	—	—	—
	SK Ecoplant Co.,Ltd.		42,814	8,507	1,375,083	—
	SK Energy Co., Ltd.		50,035	72,386	—	—
	SK Networks Co., Ltd.		6,638	9,434	526	—
	SKC Solmics Co., Ltd.		623	93,862	178	—
	Chungcheong energy service Co., Ltd.		118	24,335	—	—
	SK Materials Co., Ltd.		4,349	95,007	—	—
	SK Siltron Co., Ltd.		32,429	380,571	—	—
	SK Airgas Co., Ltd.		13,220	75,990	110,858	—
	Others		173,971	631,656	65,385	—

		￦	1,161,019	2,374,355	1,928,834	15,033

1	Operating expense and others include dividend payments of ￦146,100 million.

2	For the year ended December 31, 2020, royalty paid for the use of the SK brand amounted to ￦54,434 million.

	For the year ended December 31, 2019
	Company	Operating revenue and others		Operating expense and others	Asset acquisition	Dividend income
		(In millions of won)
Associate	SK China Company Limited	￦	15	10,954	—	—
Joint ventures	HITECH Semiconductor(Wuxi) Co., Ltd.		4,362	656,911	1,616	14,458
	Hystars Semiconductor (Wuxi) Co., Ltd.		238	—	—	—
Other related parties	SK Telecom Co., Ltd. 1		167,878	242,559	10,699	—
	SK Inc. 2		25,912	265,496	259,280	—
	ESSENCORE Limited		708,497	—	—	—
	SK Ecoplant Co.,Ltd.		60,886	1,249	1,851,230	—
	SK Energy Co., Ltd.		62,220	73,717	—	—
	SK Networks Co., Ltd.		12,704	12,698	—	—
	SKC Solmics Co., Ltd.		676	82,814	1,067	—
	Chungcheong energy service Co., Ltd.		215	27,215	—	—
	SK Materials Co., Ltd.		4,118	79,000	—	—
	SK Siltron Co., Ltd.		32,411	397,327	—	—
	SK Airgas Co., Ltd.		106	72,675	—	—
	Others		163,648	484,678	68,445	—

		￦	1,243,886	2,407,293	2,192,337	14,458

1	Operating expense and others include dividend payments of ￦219,200 million.

2	For the year ended December 31, 2019, royalty paid for the use of the SK brand amounted to ￦82,629 million.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
34.    Transactions with Related Parties and Others,  continued

The above related party transactions include transactions executed based on agreements executed in the course of the Group’s business activities such as purchase or construction of property, plant and equipment, procurements of gas and raw materials, and system developments and maintenance services.
(3) The balances of significant transactions as of October 31, 2021 and December 31, 2020 are as follows:

	October 31, 2021
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associate	SK China Company Limited	￦	3	9,151
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		203	432,586
	Hystars Semiconductor (Wuxi) Co., Ltd. 1		15	184,675
	Magnus Private Investment Co., Ltd.,		781	5
Other related parties	SK Telecom Co., Ltd.		2,591	7,463
	SK Inc.		1,453	125,579
	ESSENCORE Limited		30,550	—
	SK Ecoplant Co.,Ltd.		3,746	397,609
	SK Energy Co., Ltd.		1,626	17,119
	SK Networks Co., Ltd.		161	1,378
	SKC solmics Co., Ltd.		91	40,750
	Chungcheong energy service Co., Ltd.		—	1,194
	SK Materials Co., Ltd.		675	11,596
	SK Siltron Co., Ltd. 1		3,287	31,910
	SK Airgas Co., Ltd.		28	379,088
	Techdream Co., Ltd		—	7,010
	SK Trichem Co., Ltd.		120	14,565
	SK Shieldus Co., Ltd.		3,144	21,116
	SK Inovation Co., Ltd.		639	4,305
	Others		26,831	42,289

		￦	75,944	1,729,388

1	Trade Other payables and others include ￦77,633 million of borrowings.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
34.    Transactions with Related Parties and Others,  continued

	December 31, 2020
	Company	Trade receivables and others		Other payables and others
		(In millions of won)
Associate	SK China Company Limited	￦	7	8,771
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		198	417,730
	Hystars Semiconductor (Wuxi) Co., Ltd.		7	—
Other related parties	SK Telecom Co., Ltd.		10,747	7,920
	SK Inc.		1,757	176,752
	ESSENCORE Limited		55,500	—
	SK Ecoplant Co.,Ltd.		3,397	592,630
	SK Energy Co., Ltd.		1,204	22,328
	SK Networks Co., Ltd.		289	1,712
	SKC solmics Co., Ltd.		74	24,128
	Chungcheong energy service Co., Ltd.		69	3,295
	SK Materials Co., Ltd.		411	10,130
	SK Siltron Co., Ltd. 1		44,847	36,792
	SK Airgas Co., Ltd.		12	390,967
	Others		31,324	124,499

		￦	149,843	1,817,654

1	Trade receivable and others include ￦42,432 million advance paid for the purchase of wafers (See note 35-(9)).
(4) Key management compensation
The Group considers registered directors who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

Details	2021		2020	2019
	(In millions of won)
Salaries	￦	4,502	5,006	3,849
Defined benefit plan related expenses		533	545	406
Share-based payment		725	1,175	954

	￦	5,760	6,726	5,209

(5) The
right-of-use
assets and lease liabilities recognized regarding the lease agreements entered with the Joint venture, HITECH Semiconductor (Wuxi) Co., Ltd, for the ten-month
period ended October 31, 2021 amount to ￦44,471 million and ￦44,471 million, respectively, and lease payments to the related parties amount to ￦89,200 million for the ten-month
period ended October 31, 2021. The
right-of-use
assets and lease liabilities recognized regarding the lease agreements entered with SK Air Gas Co., Ltd. and other related parties for the ten-month
period ended October 31, 2021 amount to ￦6,245 million and ￦6,245 million, respectively, and lease payments to the related parties amount to ￦35,218 million for the ten-month
period ended October 31, 2021.
(6) The Group provides payment guarantee amounting to RMB 698 million for Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group. (See note
35-(7))

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
34.    Transactions with Related Parties and Others,  continued

(7) The establishments of the subsidiaries are explained in Note 1, and the acquisitions and additional investments of associates and joint ventures are explained in Note 11.
(8) On June 30, 2021, the Group signed an agreement with SK REIT Co., Ltd. on the preferred purchase regarding the sale and lease of real estate held by the Group. In accordance with this agreement, the Group will grant a preferred purchase right to SK REIT Co., Ltd. if the Group intends to dispose of the real estate to a third party or if SK REIT Co., Ltd. requests negotiation for preferred purchase and the Group accepts. The preferred purchase right is to negotiate the purchase of real estate in preference to a third party and the lease to the Group. The exercise of the preferred purchase right will expire within three years from the date of the agreement, and if a sales and lease agreement could not be signed within six months from the date of exercise of the preferred purchase right, the right may be lost.
35.    Commitments and Contingencies
(1)     Significant pending litigations and claims of the Group as of October 31, 2021 are as follows:
(a)     Lawsuit from Netlist, Inc. (“Netlist”)
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
During the
ten-month
period ended October 31, 2021, Netlist and the Group jointly filed an application for withdrawal of a patent infringement suit on March 30, 2021 filed with the California Central District Court during the period ended October 31, 2021 and the lawsuit was finalized on April 2, 2021.
In addition, Netlist and the Company jointly submitted an application to withdraw the lawsuit for infringement of patent to the Western District Court of Texas on April 20, 2021. The lawsuit was finalized on May 10, 2021 as the Western District Court of Texas finally approved it.
(b)     Price-fixing class-action lawsuits in North America
On April 27, 2018, a class action lawsuit against the Parent Company and its subsidiary, SK hynix America Inc., for price fixing by major DRAM companies (period from June 1, 2016 to February 1, 2018) was filed with the U.S. District Court for the Northern District of California. Similar class action lawsuits have been filed with the U.S. District Court for the Northern District of California, the Supreme Court of British Columbia, the Quebec District Court, the Ontario Federal and District Court. In December 2020 and September 2021, the U.S. District Court for the Northern District of California ruled dismissal all lawsuits filed by direct purchasers and indirect purchasers in the United States, and in June 2021 and November 2021, the Quebec District Court in Canada and the Ontario Federal Court decided to dismiss the lawsuits filed by the group of buyers in Canada, but the plaintiffs in the United States and Canada later filed for an appeal. Meanwhile, on March 7, 2022 the U.S. 9th federal Court of Appeals dismissed the complaint filed by indirect buyers in the United States and maintained the decision to dismiss from the first trial. The appeals by direct buyers in the United States 9th federal Court of Appeals and appeals in the Quebec District Court and Ontario Federal Court of Appeals are still in the progress.
(c)     The antitrust investigation in China
The State Administration for Market Regulation of China initiated to investigate the violation of the antitrust law regarding on primary DRAM businesses’ sales in China in May 2018, and the investigation has been started. The pending case currently is under investigation. As of October 31, 2021, the Group is unable to predict the outcome of these investigation.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
35.    Commitments and Contingencies,  continued

(d)     Other patent infringement claims and litigation
In addition to the above litigations, the Group has responded to various disputes related to intellectual property rights and recognizes a liability when it represents a present obligation as a result of past event and it is probable that an outflow of resources will arise and a loss can be reliably estimated.
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
(5)    Assets provided as collateral
Details of assets provided as collateral as of October 31, 2021 are as follows:

	Book value		Pledged amount
Category	Currency	Amount	Currency	Amount in USD	Amount in KRW	Remark
	(In millions of won and millions of foreign currencies)
Land and buildings	KRW	140,039	USD	133	156,386	Borrowings for equipment and others
			KRW	—	14,854
Machinery	KRW	4,608,294	USD	6,600	7,733,768
			KRW	—	1,020,000

			USD	6,733	7,890,154
	KRW	4,748,333	KRW	—	1,034,854

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
35.    Commitments and Contingencies,  continued

(6)    Financing agreements
Details of credit lines with financial institutions as of October 31, 2021 are as follows:

	Financial Institution	Commitment	Currency	Amount
			(In millions of won and millions of foreign currencies)
The Parent Company	Hana Bank and others	Import finance including usance	USD	422
		Comprehensive limit contract for import and export including usance	USD	1,323
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	70,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance including usance	RMB USD	950 490
SK hynix America Inc. and other sales entities	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	942
Domestic subsidiaries	Hana Bank and others	Import finance including usance	USD	45
(7)    Details of guarantees provided to others as of October 31, 2021 are as follows:

	Currency	Amount	Remark
	(In millions of U.S. dollars)
Wuxi Xinfa Group Co., Ltd. 1	RMB	698	Guarantees for borrowing

1	The Group provides payment guarantee to Wuxi Xinfa Group Co., Ltd. for borrowings and accrued interests of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture of the Group.
(8)    Capital commitments
The Group’s commitments in relation to capital expenditures on property, plant and equipment as of October 31, 2021 are ￦8,154,658 million (as of December 31, 2020: ￦3,404,386 million).
(9)    Long-term purchase agreement for raw materials
The Group has entered into a procurement agreement with SK Siltron Co., Ltd. from 2019 to 2023 for a stable supply of wafer with an advanced payment of ￦150,000 million made in 2017. The advanced payment used in connection with the purchase of wafer during the current period is ￦42,432 million and the balance of the advance payment as of October 31, 2021 is ￦325 thousand. Meanwhile, SK Siltron Co., Ltd. is providing a certain portion of its property, plant and equipment as collateral to secure the advanced payment.
(10)    Investment in KIOXIA Holdings Corporation (“KIOXIA”)
In regards to the Group’s interests in KIOXIA through its investments in BCPE Pangea Intermediate holdings Cayman, L.P. and BCPE Pangea Cayman2 Limited, equity shares in KIOXIA owned, directly or indirectly, by the Group are limited to a certain percentage during certain periods after the date of acquisition. In addition, during the

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
35.    Commitments and Contingencies,  continued

same periods, the Group does not have the right in appointing KIOXIA’s directors and is unable to exercise significant influence over decision-making for KIOXIA’s operation and management.
(11)    Acquisition of the entire NAND business division of Intel Corporation
The Group has entered into a master purchase agreement with Intel Corporation (“Intel”) to acquire the entire NAND business of Intel excluding the Optane division of
Non-Volatile
Memory Solutions Group during the year ended December 31, 2020. Pursuant to the terms and conditions of the master purchase agreement, the entire business with assets and liabilities attributable to the business shall be transferred in two separate processes through subsidiaries that newly established overseas, and payment shall be made in two installments. Total purchase consideration of US$ 8,880 million shall be paid with the first installment of US$ 6,109 million which was paid in 2021 as part of the first deal closing and the second installment of US$ 2,771 million shall be paid by March 2025 as part of the second deal closing. The second deal closing of the business transfer depends on the satisfaction of an agreed upon set of conditions that include regulatory approvals of governmental authorities and the agreed termination fee shall be paid when the contract is terminated under certain circumstances. However, the Group believes that the possibility that the second deal closing will not be completed is low.
In the process of obtaining a conditional business combination approval for the Intel NAND business acquisition from the Chinese competition authority (Chinese state Administration for Market Regulation) in connection with the first closing of the Intel NAND business completed at the end of 2021, the Group was imposed with certain conditions, mainly including the obligation to maintain a reasonable pricing policy and increase production and to support the entry of third-party competitors into the Chinese eSSD market over the next five years. Therefore, the Group must comply with these obligations for the next five years and may apply to waive them after five years. If the Group makes such an application, the Chinese competition authorities will decide whether to accept the application in consideration of the competition in the Chinese eSSD market.
(12)    Contracts for corporate purchasing card
The Group signed contracts for corporate purchasing card with financial institutions for paying electricity bills. The Group pays the payment to the credit card companies at the end of the credit period stipulated in the contracts and the balance of the payables to the credit card companies as of October 31, 2021 is ￦446,070 million.
(13)    Acquisition of Key Foundry Co., Ltd. shares
The Group entered into a share purchase agreement with Magnus Semiconductor, LLC for 100% shares of Key Foundry Co., Ltd. on October 29, 2021. When this transaction is consummated, the Group will acquire all (100%) of the issued shares of Key Foundry Co., Ltd. owned by Magnus Semiconductor, LLC, and the purchase price will be 575,800 million. The purchase price can be adjusted by the net assets and business activities of Key Foundry Co., Ltd. The closing and timing of the transaction may vary depending on whether the prerequisites set in the contract are fulfilled, it includes to obtain the approvals from domestic and foreign government agencies and whether the reasons for cancellation occur.

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

36.    Statements of Cash Flows
(1) Reconciliations between profit for the period and net cash inflow from operating activities for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Profit for the period	￦	7,321,395	4,758,914	2,009,078
Adjustment
Income tax expense		2,915,323	1,478,123	423,561
Defined benefit plan related expenses		209,272	251,552	220,999
Depreciation of property, plant and equipment		7,853,312	8,515,134	7,511,794
Depreciation of investment property		1,426	291	37
Amortization		650,878	960,550	795,169
Depreciation of right-of-use assets		282,138	296,218	313,415
Share-based compensation expenses		1,957	1,591	1,738
Loss on disposal of property, plant and equipment		7,330	44,955	11,531
Loss on disposal of intangible assets		2,938	4,841	7,668
Loss on impairment of intangible assets		43,453	16,544	71
Loss on valuation of short-term investment asset		8,938	—	—
Loss on disposal of short-term investment assets		125	—	—
Loss on valuation of long-term investment asset		3	7,273	241,471
Impairment loss on associate investment		—	—	1,695
Loss on valuation of financial liabilities		1,704	1,681	—
Interest expense		218,137	253,468	245,440
Loss on foreign currency translation		530,637	375,504	250,974
Loss on disposal of trade receivables		4,216	6,320	8,564
Loss (gain) on equity method investments, net		(204,086)	36,279	(24,328)
Gain on disposal of property, plant and equipment		(57,014)	(38,585)	(26,158)
Gain on disposal of intangible assets		—	(122)	—
Gain on valuation of short-term investment assets		—	(2,592)	(5,811)
Gain on disposal of short-term investment assets		(37,127)	(27,510)	(58,784)
Gain on valuation of long-term investment assets		(520,232)	(1,741,026)	(8,237)
Gain on disposal of long-term investment assets		(15,776)	—	(1,218)
Interest income		(18,496)	(27,872)	(30,062)
Gain on foreign currency translation		(407,483)	(595,266)	(263,012)
Others, net		157,468	(9,646)	99
Changes in operating assets and liabilities
Decrease (increase) in trade receivables		(1,599,109)	(935,346)	2,214,776
Decrease (increase) in loans and other receivables		(8,332)	5,303	41,676
Increase in inventories		(839,741)	(843,842)	(851,735)
Decrease (increase) in other assets		(202,281)	47,350	114,792
Increase (decrease) in trade payables		(291,814)	222,036	(278,529)
Decrease in other payables		263,345	(6,583)	(16,623)
Increase (decrease) in other non-trade payables		733,596	158,514	(645,164)
Increase (decrease) in provisions		4,712	12,008	(42,787)
Increase in other liabilities		31,487	46,961	17,605
Payment of defined benefit liabilities		(629)	(585)	(4,120)
Contributions to plan assets		(211)	(355,664)	(279,751)

Cash generated from operating activities	￦	17,041,459	12,916,771	11,895,834

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019

36.    Statements of Cash Flows, Continued
(2) Details of significant transactions without inflows and outflows of cash for the ten-month
period ended October 31, 2021 and years ended December 31, 2020 and 2019 are as follows:

	2021		2020	2019
	(In millions of won)
Increase in other payables related to acquisition of property, plant and equipment	￦	1,480,098	1,721,481	1,786,787
Transfer of investment property to property, plant and equipment		—	—	1,105
Transfer of property, plant and equipment to investment property		—	209,450	—
(3) Changes in liabilities arising from financing activities for the ten-month
period ended October 31, 2021 and year ended December 31, 2020 are as follows:

	2021		2020
	(In millions of won)
Beginning balance	￦	12,895,364	12,190,505
Cash flows from financing activities
Proceeds from borrowings		5,230,157	5,173,016
Repayments of borrowings		(2,975,415)	(3,921,310)
Payments of lease liabilities		(264,409)	(319,740)
Increase of lease liabilities		81,783	293,855
Foreign currency differences		700,052	(557,923)
Present value discount (interest expense)		42,082	43,885
Interest paid		(7,754)	(6,924)

Ending balance	￦	15,701,860	12,895,364

37.    Share-based payment
(1) The Group accounts for share-based payment, with options to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions. Details of share options as of October 31, 2021 are as follows:

	Total numbers of share option granted	Exercised	Forfeited or Cancelled	Outstanding at October 31, 2021
	(In shares)
1 st	99,600	—	—	99,600
2 nd	99,600	—	—	99,600
3 rd	99,600	—	—	99,600
4 th	7,747	7,747	—	—
5 th	7,223	—	—	7,223
6 th	8,171	—	8,171	—
7 th	61,487	—	—	61,487
8 th	61,487	—	—	61,487
9 th	61,487	—	—	61,487
10 th	54,020	—	—	54,020
11 th	6,397	—	—	6,397
12 th	6,469	—		6,469
13 th	75,163	—		75,163

	648,451	7,747	8,171	632,533

SK HYNIX, INC. and Subsidiaries
Notes to the Consolidated Financial Statements
For the period from January 1, 2021 to October 31, 2021 and for the years ended December 31, 2020 and 2019
37.    Share-based payment,  continued

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price (in Korean Won)
1 st	March 24, 2017	March 24, 2017—March 24, 2019	March 25, 2019—March 24, 2022	￦	48,400
2 nd	March 24, 2017	March 24, 2017—March 24, 2020	March 25, 2020—March 24, 2023		52,280
3 rd	March 24, 2017	March 24, 2017—March 24, 2021	March 25, 2021—March 24, 2024		56,460
4 th	January 1, 2018	January 1, 2018—December 31, 2019	January 1, 2020—December 31, 2022		77,440
5 th	March 28, 2018	March 28, 2018—March 28, 2020	March 29, 2020—March 28, 2023		83,060
6 th	Feb 28, 2019	February 28, 2019—February 28, 2021	March 1, 2021—February 29, 2024		73,430
7 th	March 22, 2019	March 22, 2019—March 22, 2021	March 23, 2021—March 22, 2024		71,560
8 th	March 22, 2019	March 22, 2019—March 22, 2022	March 23, 2022—March 22, 2025		77,290
9 th	March 22, 2019	March 22, 2019—March 22, 2023	March 23, 2023—March 22, 2026		83,470
10 th	March 20, 2020	March 20, 2020—March 20, 2023	March 21, 2023—March 20, 2027		84,730
11 th	March 20, 2020	March 20, 2020—March 20, 2023	March 21, 2023—March 20, 2027		84,730
12 th	March 30, 2021	March 30, 2021—March 30, 2023	March 31, 2023—March 30, 2026		136,060
13 th	March 30, 2021	March 30, 2021—March 30, 2023	March 31, 2023—March 30, 2026		136,060
(2) Measurement of fair value
The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option at grant date. The inputs used are as follows:

	1 st		2 nd	3 rd	4 th	5 th	6 th	7 th	8 th
Expected volatility		23.23%	23.23%	23.23%	22.50%	25.30%	25.60%	26.17%	26.17%
Estimated fair value of share options (in Korean won)	￦	10,026	9,613	9,296	16,687	18,362	16,505	17,744	16,888
Dividend yield ratio		1.20%	1.20%	1.20%	0.78%	1.23%	1.36%	1.98%	1.98%
Risk free rate		1.86%	1.95%	2.07%	2.38%	2.46%	1.89%	1.82%	1.88%

	9 th		10 th	11 th	12 th	13 th
Expected volatility		26.17%	26.15%	26.15%	35.50%	35.50%
Estimated fair value of share options (in Korean won)	￦	16,093	11,786	11,786	39,995	39,995
Dividend yield ratio		1.98%	2.10%	2.10%	0.70%	0.70%
Risk free rate		1.91%	1.59%	1.59%	1.55%	1.55%
(3) The compensation expense for the
ten-month
period ended October
31, 2021 was ￦1,957 and for the year ended December
31, 2020 was ￦1,591 million (2019: ￦1,738 million).
38.    Events after the reporting period
(1) The largest shareholder of the Parent Company changed to SK Square Co., Ltd. on November 2, 2021, as SK Square Co., Ltd., a new
spin-off
corporation established by SK Telecom Co., Ltd., succeeded the entire share of the Parent Company held by SK Telecom Co., Ltd.
(2) Regarding the acquisition of the Intel NAND business, the first installment of US$ 6,109 million was paid in December 2021 as part of the first deal closing.