Form 20-F
period 2022-12-31
SK TELECOM CO LTD
filed 2023-04-27
CIK 1015650

As filed with the Securities and Exchange Commission on April 27, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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
SK
T-Tower
65, Eulji-ro,
Jung-gu,
Seoul 04539, Korea
(Address of principal executive offices)
Ms. Woo Sun Cho
65, Eulji-ro,
Jung-gu,
Seoul 04539, Korea
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
218,032,053 shares of common stock, par value
￦
100 per share (not including 801,091 shares of common stock held by the company as treasury shares).
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
((§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes
☒

No
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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
of the Exchange Act).
Yes

☐

No
☒

Auditor Name: Ernst & Young Han Young	Auditor Location: Seoul, Korea	Auditor Firm ID: 1437

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020, included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

Effective as of November 1, 2021, we conducted a horizontal spin-off (the “Spin-off”) of our businesses related to the management of our equity interests in certain subsidiaries and investees (the “Spin-off Portfolio Companies”) engaged in the semiconductor and certain other non-telecommunications businesses, including security, e-commerce and other new information and communications technologies (“ICT”) businesses (the “Spin-off Businesses”). The Spin-off was accomplished through the establishment of a new company named SK square Co., Ltd. (“SK Square”), to which our equity interests in the Spin-off Portfolio Companies were transferred, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. As a result of the Spin-off, our business operations relating to the Spin-off Businesses have been accounted for as discontinued operations in our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, included in this annual report.

As part of the Spin-off, all of our equity interests in SK hynix Co., Ltd. (“SK Hynix”) were transferred to SK Square, effective as of November 1, 2021. As a result, the consolidated financial statements of SK Hynix incorporated by reference in this annual report are as of October 31, 2021 and December 31, 2020 and for the ten months ended October 31, 2021 and for the year ended December 31, 2020, in each case pursuant to, and in accordance with, the requirements of Rule 3.09 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the financial information of SK Hynix contained in the consolidated financial statements of SK Hynix incorporated by reference in this annual report for the ten months ended October 31, 2021 is not directly comparable to such financial information for the year ended December 31, 2020.

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

•

our plans for capital expenditures in 2023 for a range of projects, including investments to expand and improve our 5G network, investments to maintain our fourth generation long-term evolution (“LTE”) network and related services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things (“IoT”) solutions and platform services business portfolio, including artificial intelligence (“AI”) solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course;

•

our efforts to make significant investments to build, develop and broaden our businesses, including our next-generation growth businesses in cloud computing, data centers, smart factories, subscription services, metaverse, media, platform and other innovative products and services, and to actively integrate AI technology into, and create synergies among, our various businesses;

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. As of December 31, 2022, the collective market share of KT and LG U+ amounted to approximately 56.8% in terms of number of wireless subscribers (including an aggregate of 13.8% attributable to mobile virtual network operators (“MVNOs”) that lease KT’s and LG U+’s respective networks).

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. In addition, other companies may enter the wireless network services market. While new entries into such market have historically required obtaining requisite licenses from the MSIT, pursuant to an amendment to the Telecommunications Business Act that went into effect in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement. Although such amendment has not yet resulted in any new entries into the Korean wireless network services market, it may have the effect of encouraging new entries in the future.

We believe that an increase in market share of MVNOs (including through the entrance of new MVNOs, if any) and the entrance of new mobile network operators (including in connection with the potential allocation of 800 MHz of bandwidth in the 28 GHz spectrum to a new mobile network operator, as announced by the MSIT in January 2023), if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our business, financial position and results of operations. See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage” and “— Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.”

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2022, our market share of the fixed-line telephone and VoIP service market was 15.6% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”)) in terms of number of subscribers compared to KT with 55.0% and LG U+ with 18.7%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve, Coupang Play and Watchaa, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2022, our market share of the broadband Internet market was 28.5% in terms of number of subscribers compared to KT with 41.3% and LG U+ with 21.0%. As of December 31, 2022, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 25.6% compared to KT with 36.6% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.8% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 13.1%.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunications services provider in Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., which was subsequently merged with and into SK Broadband in October 2022. As a result of such transactions (the “Tbroad Merger”), we owned approximately 74.4% of SK Broadband’s total outstanding shares as of December 31, 2022 and were the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2022. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”). In August 2021, KT acquired HCN Co., Ltd. (“HCN”), a major Korean cable TV service provider, through its subsidiary KT Skylife Co., Ltd. (“KT Skylife”). Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

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

Continued competition from other wireless and fixed-line telecommunications service providers has also resulted in, and may continue to result in, a substantial level of deactivations among our subscribers. Subscriber deactivations, or churn, may significantly harm our business, financial condition and results of operations. In 2022, the monthly churn rate in our wireless telecommunications business ranged from 0.6% to 1.0%, with an average monthly churn rate of 0.8%, which remained unchanged compared to 2021. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

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

The telecommunications industry has been characterized by continual improvement and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to the currently dominant LTE and 5G technologies. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the continued implementation and enhancement of 5G technology and the eventual development and implementation of a successor technology to 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of further expanding our 5G network coverage. Our 5G network coverage currently includes all of the major metropolitan and other urban areas, as well as subway lines, in Korea, and we expect to be able to provide full nationwide coverage within the next several years. KT and LG U+ have also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

In addition to introducing new technologies and offerings, we must phase out outdated and unprofitable technologies and services. For example, we discontinued our wireless broadband Internet access (“WiBro”) services in January 2019 and our second generation CDMA wireless services in July 2020. If we are unable to introduce new technologies and offerings on a cost-effective and timely basis, our business, financial condition and results of operations could be adversely affected.

Implementation of new wireless technology and enhancement of existing wireless technology have required, and may continue to require, significant capital and other expenditures, which we may not recoup.

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2022, 2021 and 2020, we spent Won 1,837.2 billion, Won 1,850.9 billion and Won

1,878.6 billion, respectively, in capital expenditures to build and enhance our wireless networks. Our continued implementation and expansion of 5G services, which use a higher frequency spectrum than our LTE services, will require additional base stations (which are also commonly referred to as “cell sites”) and other infrastructure, which may result in an increase in our capital expenditures in the future. We also plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network. In addition, we plan to continue maintaining our LTE network, which we expect will continue to be used by a significant portion of our subscriber base during the near future, as we and our competitors further expand 5G networks and services and wireless service users continue to migrate to the 5G network over time. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.

Our businesses are generally subject to governmental supervision and various types of regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a general decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” In July 2022, the MSIT requested wireless telecommunications service providers, including us, to introduce additional mid-tier 5G rate plans to provide 5G subscribers with more diverse and affordable rate plans that better meet their data usage patterns. We introduced several types of such new plans in August 2022 and March 2023 and expect to launch additional new plans in May and June 2023. The Government may suggest other policy initiatives relating to rate plans of wireless telecommunications service providers in the future, including additional selections of more affordable subscription plans for 5G wireless services for different customer segments such as those with lower volumes of data usage or the elderly, and any further changes to our rate plans we make in response to such suggestion may adversely affect our profitability and results of operations.

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

Frequency Allocation. The Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors or a new entrant to the wireless telecommunications business could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business, financial condition and results of operations.

See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which included only us, were required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) to other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks until September 2022. While such regulatory requirement has expired, we have continued to comply with such requirement pending future regulatory development, which may either extend or eliminate such requirement. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has been, and may continue to be, adversely affected.

Interconnection. Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Our interconnection arrangements, including the interconnection rates we pay and interconnection rates we charge, affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Such basic framework for interconnection arrangements has been changed several times in the past, and we cannot assure you that we will not be adversely affected by the MSIT’s interconnection policies and future changes to such policies. See “Item 4.B. Business Overview — Interconnection — Domestic Calls.”

Regulatory Action. The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT or, depending on the subject matter of the violation, the KCC may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. For information about the penalties imposed on us for violating Governmental regulations, see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings — KCC Proceedings.” Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of monetary penalties by the KCC, could have a material adverse effect on our business. We believe that we are currently in compliance with the material terms of all of our cellular licenses.

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

We also qualify as a “market-dominating business entity” under the Fair Trade Act, which subjects us to additional regulations and we are prohibited from engaging in any act of abusing our position as a market-dominating entity. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation.” The additional regulations to which we are subject have affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.

“COVID-19,” an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has since spread globally, has materially and adversely affected the global economy and caused significant volatility and uncertainty in global financial markets to date, as well as disrupted our business operations from time to time. The World Health Organization declared COVID-19 as a pandemic in March 2020. We have implemented remote work arrangements for most of our employees at our headquarters and certain other locations from time to time in light of the Government’s recommendation for social distancing. In addition, the travel restrictions imposed by governments in response to the COVID-19 pandemic resulted in a significant decrease in revenue from roaming services during much of the pandemic, and the pandemic also contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue in 2020 and 2021. Furthermore, more recently, rapid increases in interest rates globally to combat inflation caused, among others, by the easing of monetary policies globally to promote economic recovery from the COVID-19 pandemic, have materially and adversely affected the Korean economy as well as the global economy and financial markets. See “— Risks relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

While we do not believe that the COVID-19 pandemic and the resulting temporary remote work arrangements or such decreases in revenue have had a material adverse impact on our business to date, a future exacerbation of the COVID-19 pandemic or other types of widespread infectious diseases may result in further disruption in the normal operations of our business, including implementation of further work arrangements requiring employees to work remotely and/or temporary closures of our facilities, which may, among others, lead to a reduction in labor productivity, as well as further decrease in revenue from roaming services or wireless device sales.

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

•	continued instability in global and Korean financial markets, which may adversely affect our ability to meet capital funding needs on a timely and cost-effective basis;

•	a decrease in the fair value of our investments in companies that may be adversely affected by the pandemic; and

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported equipment necessary for expansion and enhancement of our telecommunications infrastructure.

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

For example, we completed the Tbroad Merger in April 2020, partly as a result of which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2022. In addition, in order to strengthen our security business and explore potential synergies with our wireless and fixed-line business portfolio, we acquired a 55.0% interest in Life & Security Holdings Co., Ltd. (“LSH”), which owned 100% of ADT CAPS Co., Ltd. (“Former ADT CAPS”), a leading Korean physical security service company, and two sister companies for Won 696.7 billion in October 2018, and a 100% interest in SK Infosec Co., Ltd. (“SK Infosec”), Korea’s leading information security company, in a share exchange transaction pursuant to which we issued 1,260,668 treasury shares with an aggregate book value of Won 281.2 billion in exchange for all of the outstanding common shares of SK Infosec in December 2018 from SK Inc., our largest shareholder. We subsequently combined LSH, Former ADT CAPS and SK Infosec into a single entity through a series of mergers and the surviving entity, SK Infosec, changed its name to ADT CAPS Co., Ltd. in March 2021 and then to SK shieldus Co., Ltd. (“SK shieldus”) in November 2021.

We have also pursued other strategic alternatives, such as forming a strategic alliance in October 2019 with Kakao Corp. (“Kakao”), a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the ICT sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for Won 302.3 billion. In addition, in July 2022, we entered into a strategic alliance with Hana Financial Group Inc. (“Hana Financial Group”), a leading financial holding company in Korea with subsidiaries having significant presences in commercial banking, credit card business, securities brokerage and insurance, among others, to seek synergies through convergence between finance and ICT technology. As part of such strategic alliance, we transferred the entirety of our 15.0% interest in HanaCard Co., Ltd. (“HanaCard”), a leading credit card company in Korea and a subsidiary of Hana Financial Group, for Won 330.0 billion in July 2022 and acquired 8,630,949 shares of Hana Financial Group (representing a 2.9% interest) for Won 330.0 billion between July and November 2022, and HanaCard acquired 1,307,471 common shares of us (representing a 0.6% interest) for Won 68.4 billion between July and September 2022.

Furthermore, in December 2020, we spun off our mobility business into a new wholly-owned subsidiary, T map Mobility Co., Ltd. (“T Map Mobility”), in order to enhance its competitiveness and promote its future growth, and we also formed a strategic partnership with Uber Technologies, Inc. (“Uber”) pursuant to which Uber has invested approximately US$50 million in T Map Mobility and approximately US$100 million in UT LLC, a joint venture formed in April 2021 between T Map Mobility and Uber. In April 2021, we launched through UT LLC a taxi hailing service that integrated our affiliated taxi driver network and mapping and AI technologies with Uber’s ride hailing technology.

In order to pursue enhancement of shareholder value and acceleration of growth of the Spun-off Businesses, we effected the Spin-off in November 2021. Following the Spin-off, we have become primarily focused on our core wireless and fixed-line telecommunications businesses, as our equity interests in the Spin-off Portfolio Companies (including our interest in, among others, SK Hynix, SK shieldus (a 68% interest in which is expected to be acquired by EQT Partners, a global investment company specializing in private equity, infrastructure and real estate investments, while SK Square is expected to retain the remaining 32% interest in the company and jointly manage the company with EQT Partners, pursuant to a definitive agreement entered into in March 2023 and subject to customary closing conditions including regulatory approvals), Eleven Street, T Map Mobility and Content Wavve Co., Ltd. (which operates Wavve, a leading online contents platform in Korea)) comprising our previous semiconductor and new ICT businesses were transferred to SK Square pursuant to the Spin-off. Our business operations relating to the Spin-off Businesses have been accounted for as discontinued operations in our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report.

More recently, in January 2022, we spun off our AI-enabled semiconductor business into a new subsidiary, SAPEON Inc. (“Sapeon”), in which we hold a majority equity interest and each of SK Square and SK Hynix holds a minority equity interest. Through Sapeon, we expect to actively collaborate with SK Square and SK Hynix to target customers in the United States and develop and commercialize next-generation AI-enabled semiconductors for applicable-specific uses. In February 2022, we established SAPEON Korea Inc. (“Sapeon Korea”) to target customers in Korea and sold our entire equity interest in Sapeon Korea to Sapeon for Won 40.0 billion. Furthermore, in February 2022, we unveiled our new vision entitled “SKT 2.0,” pursuant to which we announced our plan to reorganize our operations into five major business groups, comprising (i) wireless and fixed-line telecommunications, (ii) media (consisting of broadcast and advertising platform, content and T-commerce businesses), (iii) enterprise (consisting of data center, cloud, artificial intelligence of things (“AIoT”) and leased line businesses), (iv) “AIVERSE” (consisting of subscription, metaverse and AI agent businesses) and (v) “Connected Intelligence” (consisting of future technology areas such as urban air mobility (“UAM”) and autonomous driving). By re-defining the areas of our business focus and optimizing our customer groups, services and technology for each business group, we intend to pursue the maximization of our overall growth and enterprise value, including by emphasizing AI technology across our various business areas and customer service. In February 2022, in order to strengthen our online distribution capabilities and explore synergies with our other businesses in the ICT sector, we indirectly re-acquired a 100.0% equity interest in SK m&service Co., Ltd. (“SK M&Service”), which provides online corporate employee benefits management and training services to Korean businesses and public institutions, through our wholly-owned subsidiary PS&Marketing Corporation (“PS&Marketing”), for Won 72.9 billion from SK Planet. For a more detailed description of our recent investments in new businesses, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

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

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2022 was approximately 147.7%, which was relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 103.9 billion in 2022, Won 120.8 billion in 2021 and Won 136.6 billion in 2020. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

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

In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023. We believe that it would not be practically feasible to install the requisite number of base stations within the Government’s requested timetable. While we do not believe that the loss of such allocated bandwidth will have a material adverse effect on our business, as the use of the 28 GHz spectrum has yet to become commercially viable, we cannot assure you that we will be able to reacquire such bandwidth in the future following its scheduled expiration or that the failure to reacquire such bandwidth will not adversely affect our future prospects. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies, and, in January 2023, announced that it plans to seek re-allocation of one of these cancelled allocations to a potential new mobile network operator. Although no official notice of such process has yet been issued, the Government has also indicated that the terms of such re-allocation will include additional policy benefits and concessions in order to encourage participation by potential new mobile network operators.

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

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunications businesses. We spent Won 2,908.3 billion for capital expenditures in 2022. We expect to spend a similar amount for capital expenditures in 2023 compared to 2022 for a range of projects, including investments to expand and improve our 5G network, investments to maintain our LTE network and related services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” We would be required to spend additional amounts on capital expenditures in connection with our continued efforts to build out our networks on such reallocated bandwidths.

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

As of December 31, 2022, we had Won 3,189.3 billion in contractual payment obligations (excluding short-term leases and leases of low-value assets) due in 2023, which mostly involved repayment of debt obligations and payments related to lease liabilities and frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

We have not arranged firm financing for all of our current or future capital expenditure plans and contractual payment obligations. We have, in the past, obtained funds for our proposed capital expenditure and payment obligations from various sources, including our cash flow from operations as well as from financings, primarily debt and equity financings. Any material adverse change in our operational or financial condition could impact our ability to fund our capital expenditure plans and contractual payment obligations. Volatile financial market conditions and an increasing interest rate environment may also curtail our ability to obtain adequate funding and/or increase our cost of borrowings, which would have an adverse effect on our liquidity and financial position. Inability to fund such capital expenditure requirements may have a material adverse effect on our business, financial condition and results of operations. In addition, although we currently anticipate that the capital expenditure levels estimated by us will be adequate to meet our business needs, such estimates may need to be adjusted based on developments in technology and markets. Failure to meet any such increased expenditure requirements or to obtain adequate financing for such requirements on terms acceptable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations.

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

Our cybersecurity measures may also be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all of our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we have experienced minor isolated cybersecurity incidents in the past, we do not believe that any such incidents had a material adverse effect on our business, financial condition or results of operations. If an actual or perceived breach of our cybersecurity of a material nature occurs or the market perception of the effectiveness of our cybersecurity measures is materially harmed, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

In addition, our wireless and fixed-line subscribers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information, distributed denial-of-service attacks and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could adversely affect our business, financial condition and results of operations.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act which became effective in April 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling until the end of the MSIT’s Public Interest Review (see “Item 4.B Business Overview — Foreign Ownership and Investment Restrictions and Requirements”).

As of December 31, 2022, SK Inc. owned 65,668,397 shares of our common stock, or 30.0%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2022, which we believe was 45.6%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2022, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “— Risks relating to Our Business — COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia and, more recently, difficulties faced by several banks in the Unites States and Europe as well as rapid increases in policy interest rates globally (including Korea) to combat rising inflationary pressures, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the COVID-19 pandemic;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Won against the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;

•	the occurrence of severe health epidemics in Korea and other parts of the world (such as the COVID-19 pandemic);

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or any changes to existing free trade agreements;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

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

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of the COVID-19 pandemic, which together would likely lead to a national budget deficit as well as an increase in the Government’s debt;

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

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of its missile tests in 2022, firing over 60 ballistic missiles, including eight intercontinental ballistic missiles. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, annual reports, audit reports, and semi-annual or quarterly reports or omissions of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. In addition, there are bills currently pending in the National Assembly that would allow for class action suits for losses arising from false or inaccurate statements provided in reports of material facts or omissions of material information in such documents. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2022, SK Inc. owned 30.0% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

We believe that we may have been classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2021, which could subject U.S. investors in our common shares or ADSs to significant adverse U.S. federal income tax consequences.

Due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix prior to the Spin-off, we believe that we may have been classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ending December 31, 2021. We do not believe, however, that we were classified as a PFIC for our taxable year ending December 31, 2022, and we do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future. See “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for additional details.

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

U.S. holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC in 2021 and the U.S. federal income tax consequences of acquiring, holding, and disposing of our common shares or ADSs during such taxable year, including the advisability of making the special election. See “Item 10.E. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for more details.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 13,718,088 shares as of March 31, 2023, exceeds a specified maximum, which was 73,861,029 shares as of March 31, 2023, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies, which may differ in some respects from standards applicable in other countries, including the United States. As a reporting company registered with the SEC and listed on the New York Stock Exchange (“NYSE”), we are subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the NYSE. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information available could result in corporate governance practices or disclosures that are perceived as less than satisfactory by investors in certain countries.

Item 4.	INFORMATION ON THE COMPANY

Item 4.A.	History and Development of the Company

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 32.8 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2022, representing a market share of 43.2%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

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

In connection with the Spin-off, we also engaged in a 5-to-1 stock split of our common stock (the “Stock Split”), pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 represented five-ninths of one share of our common stock. On March 31, 2023, we had a market capitalization of approximately Won 10.6 trillion (US$8.1 billion, as translated at the noon buying rate of March 31, 2023) or approximately 0.5% of the total market capitalization on the KRX KOSPI Market, making us the 31st largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing five-ninths of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

There are currently three mobile network operators in Korea: us, KT and LG U+. As of December 31, 2022, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 30.9% and 25.9%, respectively (compared to our market share of 43.2%), each including MVNO subscribers leasing the respective networks. As of December 31, 2022, MVNOs had a combined market share of 16.9%, of which MVNOs leasing our networks represented 3.1%, MVNOs leasing KT’s networks represented 8.6% and MVNOs leasing LG U+’s networks represented 5.1%.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 22.6 lines per 100 population as of December 31, 2022, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 147.7 subscribers per 100 population as of December 31, 2022. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(In thousands, except for per population amounts)
Population of Korea(1)	51,439	51,639	51,829
Wireless Subscribers(2)	75,958	71,920	69,542
Wireless Subscribers per 100 Population	147.7	139.3	134.2
Telephone Lines in Service	11,621	12,212	12,859
Telephone Lines per 100 Population	22.6	23.6	24.8

(1)	Source: The Ministry of the Interior and Safety.
(2)	Includes subscribers of non-mobile phone wireless services, such as services for tablet computers, wearable devices, IoT devices and others.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2022, approximately 54.2 million Korean wireless subscribers owned smartphones that had direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(In thousands, except for percentage data)
Number of Smartphones	54,249	53,465	52,223
Total Number of Wireless Subscribers(1)	75,958	71,920	69,542
Penetration of Smartphones	71.4%	74.3%	75.1%

(1)	Includes subscribers of non-mobile phone wireless services, such as services for tablet computers, wearable devices, IoT devices and others.

The decreases in the penetration rate of smartphones as of December 31, 2022 compared to December 31, 2021, and as of December 31, 2021 compared to December 31, 2020, were primarily due to a faster increase in the number of subscribers of non-mobile phone wireless services, such as tablet computers, wearable devices, IoT devices and others, as compared to the increase in the number of smartphones.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2022, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 23.5 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	23,537	22,944	22,327
Number of IPTV Subscribers	21,289	20,628	19,364

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as other new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, and metaverse platform-based services. Our operations are reported in three segments:

•

cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, and metaverse platform-based services;

•

fixed-line telecommunications services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services; and

•	other businesses, which include our T-commerce business and certain other miscellaneous businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses by leveraging our AI and digital infrastructure technologies. In pursuit of such objectives, we plan to further utilize AI technology and our big data analysis capabilities to develop and commercialize new products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer. In doing so, we plan to actively collaborate with the new ICT businesses operated by the Spin-off Portfolio Companies (comprising our former subsidiaries and investees that were spun off to SK Square pursuant to the Spin-off) as well as other affiliates of the SK Group and third parties. Through such efforts, we strive to become a socially respected “AI Company” as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a socially respected “AI Company,” we have undertaken the following strategic initiatives:

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

•

Develop our next-generation growth businesses through hyper-collaboration. We believe that we have evolved from being a domestic telecommunications provider in Korea to possessing the fundamental capabilities that enable us to pursue a broad range of collaboration in the field of ICT with both domestic and international partners, including the Spin-off Portfolio Companies. We have formed strategic partnerships with industry leaders to create synergies in various areas, such as 5G cloud gaming, mobile edge computing (“MEC”) and e-sports, and we are continually expanding the areas for collaboration. We aim to create an environment for “hyper-collaboration” to develop and foster our next-generation growth businesses, including media (consisting of broadcast and advertising platform, content and T-commerce businesses), enterprise (consisting of data center, cloud, AIoT and leased line businesses), AIVERSE (consisting of subscription, metaverse and AI agent businesses) and Connected Intelligence (consisting of future technology areas such as UAM and autonomous driving).

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

•

Pursue sustainable management to seek mutual growth with the broader society. The SK Management System, which is the business philosophy and foundation of the corporate culture of the SK Group, includes as a key component the goal of growing together with the broader society by contributing to its economic growth, creating social value and promoting environmentally friendly technology. In line with the “double bottom line” management policy, which aims to achieve long-term shareholder value while creating social value by leveraging our business capabilities, we strive to contribute to the well-being of all stakeholders and the enhancement of our corporate value in the long-term.

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

Furthermore, in February 2022, we unveiled our new vision entitled “SKT 2.0,” pursuant to which we announced our plan to reorganize our operations into five major business groups, comprising wireless and fixed-line telecommunications, media, enterprise, AIVERSE and Connected Intelligence. By re-defining the areas of our business focus and optimizing our customer groups, services and technology for each business group, we intend to pursue the maximization of our overall growth and enterprise value. In November 2022, we announced our mission to become “an AI Company that benefits customers through AI-focused technologies and services” as part of our “SKT 2.0” vision. Such vision was further delineated in our February 2023 announcement to pursue our vision of “AI to Everywhere,” pursuant to which we seek to become a leader in transforming the global telecommunications industry into one that connects customers, business partners and the broader society through AI technology. As part of such vision, we seek to enhance customer engagement levels and strengthen our customer relationships through “A.” (or “A dot”), the world’s first large language model-based AI agent service in Korean, which was first introduced in May 2022, and actively incorporate AI technology in order to digitally transform our wireless telecommunications services and enhance our media and “T Universe” subscription service offerings.

We are also expanding our services to not only focus on connecting people through more traditional means of telecommunications but also through “Ifland,” our AI-driven metaverse services which we launched in July 2021, and our planned mobility services (including UAM and autonomous driving, both of which are currently under development). Furthermore, we are building and expanding “AIX,” a new collaborative AI technology framework, through an alliance of leading Korean AI technology companies led by us, which strategy includes pursuing opportunities for acquisitions and investments in companies in business areas that would benefit from our AI and digital transformation capabilities, thereby increasing the enterprise values of such companies that in turn would ultimately increase our enterprise value. In addition, as part of our commitment to pursue sustainable management, we seek to make positive contributions to the society and environment by using AI technology to solve social challenges.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 32.8 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2022, representing a market share of 43.2%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually expanding our 5G network coverage and enhancing service quality. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in thousands)
Network
5G	13,466	9,911	5,476
LTE	18,084	20,198	22,848
WCDMA	1,285	1,660	2,920
CDMA(1)	—	115	139

Total	32,836	31,884	31,384

(1)

In July 2020, we terminated our second generation wireless services using our CDMA network. CDMA subscribers as of December 31, 2021 and 2020 consist of subscribers who had not upgraded to our other networks or terminated their subscriptions as of such date.

In 2022, 2021 and 2020, our cellular services segment revenue was Won 12,942.3 billion, Won 12,718.5 billion and Won 12,348.0 billion, respectively, representing 74.8%, 75.9% and 76.8%, respectively, of our consolidated revenue from continuing operations.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing. As of December 31, 2022, approximately 24.3 million, or 74.1%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 24.5 million, or 76.9%, as of December 31, 2021, which decrease was primarily due to a faster increase in the number of non-mobile phone wireless devices, such as tablet computers, wearable devices, IoT devices and others, as compared to the increase in the number of smartphones. We purchase a substantial majority of our wireless devices from Samsung Electronics and Apple.

Smartphones and Basic Phones.    We offer smartphones that are enabled to utilize our digital wireless networks and run on various operating systems, such as Apple iOS and Google Android. We also offer basic phones that have the ability to access wireless Internet services.

Tablets and Wearable Devices.    We offer tablets and wearable devices, primarily comprising smart watches, which can access the Internet via our digital wireless networks and a Wi-Fi connection. The tablets and wearable devices run primarily on the Apple iOS and Google Android operating systems, and we provide targeted rate plans that are specific to such devices. See “— Rate Plans” below.

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

We provide network access and customized IoT solutions to our business customers. Our IoT services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2022, Cloud EMS had more than 200 customers, mostly from energy-intensive industries such as the petrochemical industry as well as the luxury retail industry.

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

We offer a variety of smart devices based on NUGU and have also integrated NUGU into our B tv service as further discussed in “— Fixed-line Telecommunications Services — Advanced Media Platform (including IPTV and Cable TV Services).” In addition, we integrated NUGU into our “T phone” service, which offers our customers a number of convenient call functions, such as a spam-call blocking function and a search function that informs customers of the phone numbers of shops, hospitals and other facilities closest to the customer’s current location. We continue to explore ways in which we can leverage our NUGU technology to launch new, and enhance our existing, products and services.

In May 2022, we launched a beta-test version of A., the world’s first large language model-based AI agent solution in Korean. A. offers the ability to verbally communicate with the user and handle a variety of tasks on the user’s smartphone, including recommending and playing personalized music, video, game and television contents. We plan to continually strengthen the level of personalization offered, and expand the portfolio of services handled, by A., including through collaboration with third parties in areas such as language models. We have applied long-term memory technology and multi-modal function to A. and expect to fully launch the application during 2023, with the ultimate goal of A. becoming an essential part of our customers’ daily routine.

Other New Businesses

In recent periods, we have launched a variety of new businesses leveraging our capabilities in telecommunications technology and ICT, and we are continuing to invest in these and other emerging new business areas, including the following:

•

Cloud services. We provide comprehensively managed cloud services in Korea, which entail ongoing and regular support and active administration services ranging from those relating to network, application, infrastructure and security, leveraging our advanced 5G MEC technology and platform. Customers that subscribe to our cloud services primarily include businesses that require secure and ultra-low latency communications, focusing on the game, media, logistics, healthcare, finance and manufacturing industries. We completed the construction of MEC infrastructure at four strategic locations during 2020 and we launched our first MEC-based cloud service, “5GX Edge Cloud,” in collaboration with Amazon Web Services in December 2020. In March 2022, in collaboration with Dell Technologies Inc. (“Dell”), we launched a MEC platform that combines our 5G MEC solution and Dell’s servers and began offering cloud services to global telecommunications companies. We have also entered into strategic partnerships with a number of other leading cloud service providers to pursue further collaboration in the 5GX Edge Cloud business.

•

Smart Factory Solutions. We provide tailored smart factory solutions that leverage our 5G and other wireless technology infrastructure as well as our capabilities in AIoT technology and big data analysis to cater primarily to businesses in high-tech industries. Our smart factory solutions, which are typically provided on a subscription basis, cater to the various needs of our customers including those related to manufacturing process, quality control, equipment management, industrial safety and logistics.

•

Subscription service. In August 2021, we launched a subscription-based membership service under our “T Universe” brand name. T Universe currently offers several types of subscription packages, and a subscriber can choose from a variety of available benefits including free shipping and discount coupons on merchandise purchases made on the Amazon Global Store (which operates on Eleven Street’s 11st e-commerce platform), access to a cloud storage service, and discounts and/or coupons from various participating food and beverage store chains and delivery service providers, online video streaming and music services. Customers can also choose to subscribe to specific products or services. In order to continue expanding our T Universe membership base, we plan to pursue additional business partnerships with popular consumer brands and service providers to increase the number and appeal of the businesses that participate in the T Universe subscription program. We also plan to continue to invest in improving our customers’ user experience and strengthen the use of AI and digital technologies in our marketing efforts to promote to grow and evolve T Universe into an “AI-based subscription commerce platform.”

•

Metaverse. In July 2021, we launched a metaverse community platform called “Ifland.” Ifland, which is available as a mobile application on the Google Android and the Apple iOS operating systems, allows users to create personal avatars and communicate with other users by joining one or more of Ifland’s thousands of active virtual communities. Users can also create their own communities. In addition, businesses and public institutions have been actively promoting their services, products and events on the Ifland platform. Since its initial launch in Korea, our Ifland mobile application has been able to quickly increase its user base, and during the fourth quarter of 2022, we launched Ifland in 49 other countries. As of December 31, 2022, Ifland had over 21 million cumulative downloads globally. We plan to further enhance our customers’ user experience by increasing the media and game contents available on the platform through collaboration with third-party content creators and strategic partners. We have also begun supporting economic transactions on the Ifland platform by introducing virtual points that may be monetized into cash, and we plan to further enhance the level of economic activities on the platform through the introduction of in-app purchases and the use of non-fungible token technologies.

•

Advertising and curated shopping services. We offer advertising services to businesses by leveraging our wireless telecommunications services platform. Our advertising services primarily consist of display advertising on our proprietary mobile applications for smartphones, including “T Phone” (which manages our wireless customers’ voice calls) and “T Membership” (which manages our customer loyalty program under the same name). In addition, we offer a text message-based curated shopping service under our “T Deal” brand. Our customers who have consented to the T Deal service receive a daily text message on their smartphones with a link to a broad range of merchandise with significant discounts that are specially curated to maximize customer interest by utilizing AI technology and big data.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Substantially all of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2022. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom pursuant to which a subscriber is billed in advance a monthly fixed service fee in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans.    We offer various postpaid account plans for smartphones and basic phones that are designed to meet a wide range of subscriber needs and interests. Our 5G services are primarily provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and unlimited data transmission allowance per month and range from Won 69,000 to Won 125,000 per month. We also offer “5G Basic” and “5G Slim” plans, ranging from Won 49,000 to Won 59,000 per month, with smaller data transmission allowances per month compared to our 5GX plans that target subscribers who seek more affordable rate plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. We also offer “Direct” plans that are exclusively available through our online distribution channel, ranging from Won 34,000 to Won 69,000 per month for 5G services and from Won 22,000 to Won 48,000 per month for LTE services. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0” plans for smartphone users who are 24 years old or younger tailored for younger demographics, our “0 Teen” plans for teenagers who are 18 years old or younger, our “ZEM” plans for children who are 12 years old or younger, our “T Senior” LTE and 5G plans for users who are 65 years or older, our “5G Happiness (Haengbok-nuri)” plans for customers with visual impairment or hearing loss and our “0 Hero” LTE plans for users who are performing mandatory military service.

With respect to the tablet and smart watches we offer, we provide a monthly 5G data transmission allowance of 4GB (with reduced speeds after 4GB of usage) for Won 26,000 per month in the case of tablets and a fixed monthly data transmission allowance of 250MB and 50 minutes of voice calling for Won 12,100 per month for smart watches.

We also offer bundled rate discount plans combining multiple wireless devices as well as those combining our wireless services with our fixed-line communications services and/or SK shieldus’ physical security services. In addition, we offer bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

Data Add-on Rate Plans.    We offer a variety of optional “add-on” rate plans that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds. For example, we offer specialized add-on data plans such as our “Commuter Free” plan, which offers unlimited wireless data usage during rush hour, for a fixed rate of Won 9,900 per month. For certain rate plan subscribers, we also offer unlimited access to the wavve video streaming service through our “wavve and Data Plus” plan at no additional cost, at a discounted rate ranging between Won 2,400 and Won 3,690 per month, or at the standard rate of Won 12,300 per month, depending on the subscribers’ basic rate plan. “Safe Option Premium” offers an additional daily data transmission allowance of 50MB to subscribers who have used the maximum data transmission on their existing plan without incurring additional data transmission fees for a fixed rate of Won 8,800 per month. We also offer “T Data Coupons,” through which subscribers can purchase a fixed amount of data for a fixed price and can also be sent as “gifts” to family and friends that need additional data allowance. In addition, we expect to introduce optional add-on data purchase plans for our 5G Basic plans beginning in May 2023.

Roaming Plans.    “Baro Roaming Plan” is our representative international roaming plan for longer term travelers and provides fixed data transmission allowances of 3GB for Won 29,000, 4GB for Won 39,000 or 7GB for Won 59,000 that can be used over a specified number of days between seven to 30 days in 187 countries. Subscribers between the age of 18 and 29 receive an additional data allowance of 1GB. In addition, we offer monthly benefits to subscribers of the Baro Roaming Plan, including discount coupons for overseas travel insurance. Our “OnePass 300” and “OnePass 500” plans, which are more suitable for short-term travellers, provide data roaming of 300MB at a fixed rate of Won 9,900 per day and 500MB for Won 16,500 per day, respectively, and are available in 188 countries. We also offer “OnePass Data VIP” plan, which provides unlimited data roaming for Won 17,600 per day in 136 countries. All of our roaming plans include free high-quality data voice calls and text messages to Korea through our T Phone application. We also provide to all of our roaming service subscribers an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges) without having to separately purchase a roaming plan.

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

5G Network.    5G is the state-of-the-art wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of further expanding our 5G network coverage. Our 5G network coverage currently includes all of the major metropolitan and other urban areas, as well as subway lines, in Korea, and we expect to be able to provide full nationwide coverage within the next several years. Our 5G services provided a maximum data transmission speed of 2.75 Gbps, and our 5G penetration, which represents the number of our 5G subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, was 41.0% as of December 31, 2022. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.

We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2022, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 1,002 Mbps compared to 921 Mbps for KT’s 5G network and 765 Mbps for LG U+’s 5G network.

LTE Network.    LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our WCDMA network. Since first commencing our LTE services in July 2011, we have developed and launched various upgraded LTE networks and related services providing faster network speeds, enhanced connectivity and broader coverage areas. Our LTE penetration, which represents the number of our LTE subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, increased to a peak of 79.3% as of December 31, 2019 compared to 49.3% as of December 31, 2013, before decreasing to 55.1% as of December 31, 2022 as a result of the ongoing customer migration to the 5G network. We expect that wireless services based on LTE technology will continue to be used by a significant portion of our users in the near future, as we and our competitors further expand 5G networks and services and wireless service users continue to migrate to the 5G network over time, and plan to continue to deploy improved LTE technology to increase the maximum data transmission speed of our services.

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2022, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 209.0 Mbps compared to 135.4 Mbps for KT’s LTE network and 111.4 Mbps for LG U+’s LTE network.

Wi-Fi Network.    Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2022, we had more than 100,700 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

Network Infrastructure

The principal components of our wireless networks are:

•

base stations (or cell sites), which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

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

•	transmission lines, which link base stations to switching stations and switching stations with other switching stations.

As of December 31, 2022, our 5G, LTE and WCDMA networks had an aggregate of 58,558 base stations. As we continue to expand our 5G network coverage, the number of our base stations is expected to increase accordingly.

We have purchased substantially all of the equipment for our networks from Samsung Electronics, Ericsson-LG and Nokia. Most of the transmission lines we use, including virtually all of the lines linking switching stations, as well as a portion of the lines linking base stations to switching stations, comprise optical fiber lines that we own and operate directly. However, we have not undertaken to install optical fiber lines to link every base station and switching station. In places where we have not installed our own transmission lines, we have leased lines from KT and LG U+. We intend to increase the efficiency of our network utilization and provide optimal services by internalizing transmission lines.

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

Distribution.    We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 3,000 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to receive detailed information on our subscription services. As of December 31, 2022, we operated 907 T Premium Stores.

In addition, we operate an online distribution channel, “T Direct Shop,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We also operate a dedicated online shop on 11st, our former subsidiary Eleven Street’s e-commerce marketplace. In light of increasing customer preference for online service, in part due to the COVID-19 pandemic, the level of distribution of our wireless devices and our services through online channels has significantly increased in recent years. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T Direct Shop can opt to pick up their devices at one of our offline stores.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion with a repayment period of up to three years. As of December 31, 2022, we had an aggregate of Won 70.9 billion outstanding in loans to authorized dealers.

Customer Service.    We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard-Service Quality Index, for 25 years, 25 years and 23 years, respectively.

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

	As of December 31,
	2022	2021	2020
	(in thousands)
Fixed-Line Telephone (including VoIP)(1)	3,559	3,634	3,753
Broadband Internet(2)	6,704	6,581	6,476
IPTV(3)	6,504	6,137	5,657
Cable TV	2,819	2,863	2,929

(1)	Includes subscribers to VoIP services of SK Broadband and, in the cases of December 31, 2019 and 2020, SK Telink. SK Broadband acquired SK Telink’s VoIP and ancillary service business in April 2021.

(2)	Excludes dedicated broadband Internet lines for Internet cafes.

(3)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2022, 2021 and 2020, our fixed-line telecommunications services segment revenue was Won 3,813.0 billion, Won 3,677.7 billion and Won 3,432.2 billion, respectively, representing 22.0%, 22.0% and 21.3%, respectively, of our consolidated revenue from continuing operations.

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, we completed the Tbroad Merger in April 2020. We currently own approximately 74.4% of SK Broadband’s total outstanding shares. See “Item 3.D. Risk Factors — Risks Relating to Our Business — We may fail to successfully complete, integrate or realize the anticipated benefits of our new acquisitions, joint ventures or other strategic alternatives or corporate reorganizations, including the Spin-off, and such transactions may negatively impact our business.”

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2022, we had approximately 3.6 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband). Our fixed-line telephone services are primarily offered under the “B phone” brand name. A portion of our fixed-line telephone services were previously provided through the VoIP services of our subsidiary SK Telink that targeted corporate customers, which business was acquired by SK Broadband in April 2021.

Broadband Internet Access Services

Our broadband Internet access network covered more than 87% of households in Korea as of December 31, 2022. As of December 31, 2022, we had approximately 6.7 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from “Giga Premium,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps, to “Giga Premium×10,” which provides data transmission speeds of up to 10 Gbps.

Advanced Media Platform (including IPTV and Cable TV Services)

As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 263 high definition channels depending on the subscription service as of December 31, 2022, as well as pay-per-view and subscription-based video-on-demand services providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2022, we had approximately 6.5 million IPTV subscribers. Since 2018, we have unveiled a number of smart set-up boxes that incorporate voice recognition and command capabilities as well as AI-based services that utilize our proprietary NUGU platform and, in some cases, Google Assistant capabilities.

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

Following the Tbroad Merger, we also offer cable TV services under the “B tv Cable” brand with access to as many as 224 channels. As of December 31, 2022, we had approximately 2.8 million cable TV subscribers.

In January 2021, in order to strengthen our content generation capabilities, we established a new subsidiary, Media S Co., Ltd. (“Media S”), which currently operates two TV channels, “Channel S,” which primarily broadcasts entertainment contents, and “Channel S Plus,” which specializes in regional contents. Some of the contents broadcasted on these two channels are original contents co-produced by Media S and leading entertainment production companies. We plan to further invest in developing additional original video contents to increase the attractiveness of the channels operated by Media S.

We also offer advertising services on our advanced media platform, primarily consisting of advertisements on video-on-demand and streaming contents and our TV channels.

We continue to expand the scope of our media services and content offerings to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless networks and our fixed-line network, which we believe will also increase the appeal of our advanced media platform to businesses as an advertising platform.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 85% of subscribers to our broadband Internet services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 19,800 to Won 67,650 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line communication services with our wireless services and physical security services, respectively, as well as bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

Our “5,000 minute” plan for subscribers to our fixed-line telephone service features 5,000 voice minutes for domestic land-to-land calls for a fixed rate and range from Won 7,700 to Won 11,550 per month depending on whether or not the subscriber opts for a long-term contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 22,000 to Won 104,500 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV and cable TV services that range from Won 4,400 to Won 25,300 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

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

We currently outsource a significant portion of our retail sales force needs. We market our services and provide after-sales service support to customers through our customer centers and an extensive network of authorized exclusive dealers located throughout Korea. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

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

Other Businesses

We strive to continually diversify our products and services and develop new businesses that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2022, 2021 and 2020, the revenue of our other businesses segment, which primarily consisted of our T-commerce and portal service businesses following the elimination of our discontinued operations and re-segmentation of certain of our businesses reflecting the effect of the Spin-off (see “Item 4.A. History and Development of the Company” and “Item 5.A. Operating Results—Overview”), was Won 549.7 billion, Won 352.4 billion and Won 307.6 billion, respectively, representing 3.2%, 2.1% and 1.9%, respectively, of our consolidated revenue from continuing operations.

T-Commerce

We operate a T-commerce network, “SK stoa,” through our consolidated subsidiary SK Stoa, which offers a broad assortment of goods and services through pre-recorded television programming. The goods and services promoted on SK stoa’s T-commerce programming can be purchased through telephone orders, SK stoa’s mobile application or online open marketplace, or a virtual application appearing on the television screen using the viewer’s remote controller. In March 2019, SK Stoa launched “SK stoa ON,” which offers searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand capabilities, and is continually enhancing the level of personalized product and service recommendations offered by such platform by leveraging our AI technology and wealth of customer data. SK Stoa launched its private fashion brands, “Hellen Karen” and “indicode,” in September 2019 and February 2021, respectively, and its private health supplement brand, “Diet & Morosil Easy” in June 2022, and it is planning to further strengthen its portfolio of exclusively distributed high-margin products in fashion, health and beauty. SK stoa also acts as the exclusive T-commerce distributor for certain products and services of SK Group companies, such as food, electronics, home appliances and car rentals.

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

Online Employee Benefits Management and Training Services

In February 2022, we indirectly re-acquired a 100.0% equity interest in SK M&Service, which provides online corporate employee benefits management and training services to Korean businesses and public institutions, through our wholly-owned subsidiary PS&Marketing, for Won 72.9 billion from SK Planet. We believe that such acquisition will strengthen our online distribution capabilities and create opportunities for synergies with our other businesses in the ICT sector.

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

Wireless-to-Fixed-line.    According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 7.59 per minute, Won 7.96 per minute and Won 8.56 per minute for 2022, 2021 and 2020, respectively.

Fixed-line-to-Wireless.    The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 9.65 per minute, Won 10.33 per minute and Won 10.61 per minute for 2022, 2021 and 2020, respectively.

Wireless-to-Wireless.    Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless interconnection charges were Won 438.9 billion in 2022, Won 458.6 billion in 2021 and Won 449.1 billion in 2020. Our expenses from these charges were Won 434.8 billion in 2022, Won 459.6 billion in 2021 and Won 451.6 billion in 2020.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2022, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Wireless Service(1)	43.2%		30.9%		25.9%		—%
Fixed-Line Telephone (including VoIP)	15.6		55.0		18.7		10.7
Broadband Internet	28.5		41.3		21.0		9.2
Pay TV(2)	25.6	(3)	36.6	(4)	24.8	(5)	13.1

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.

(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).

(3)	Consists of 17.8% from our IPTV service and 7.7% from our cable TV service.

(4)

Consists of 25.9% from KT’s IPTV service, 7.3% from its satellite TV service provided through KT Skylife and 3.5% from KT’s cable TV service provided through HCN, which was acquired by KT in August 2021.

(5)	Consists of 14.7% from LG U+’s IPTV service and 10.1% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2022, we had 32.8 million subscribers, representing a market share of approximately 43.2%, including MVNO subscribers leasing our networks. As of December 31, 2022, KT and LG U+ had 23.5 million and 19.6 million subscribers, respectively, representing approximately 30.9% and 25.9%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks.

In 2022, we had 4.4 million activations and 3.7 million deactivations. For 2022, our monthly churn rate ranged from 0.6% to 1.0%, with an average monthly churn rate of 0.8%, which remained unchanged compared to 2021. In 2022, we gained 40.7% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 27.9% and LG U+ with 31.4%, in each case excluding MVNO subscribers.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2022, MVNOs had a combined market share of 16.9%, of which MVNOs leasing our networks represented 3.1%, MVNOs leasing KT’s networks represented 8.6% and MVNOs leasing LG U+’s networks represented 5.1%.

In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers.

In addition, other companies may enter the wireless network services market, including in connection with the potential allocation of 800 MHz of bandwidth in the 28 GHz spectrum to a new mobile network operator, as announced by the MSIT in January 2023. See “— Law and Regulation — Frequency Allocation” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.” New entries in such market have historically required obtaining requisite licenses from the MSIT. However, pursuant to an amendment to the Telecommunications Business Act that went into effect in June 2019, companies meeting certain regulatory criteria may become a network service provider by registering with the MSIT without a separate license requirement, which may have the effect of encouraging new entries into the Korean wireless network services market in the future. For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 26.1% in 2020, 26.6% in 2021 and 24.7% in 2022. We believe that the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria, have contributed to the general stabilization of our marketing expenses in recent years. For a more detailed discussion of the MDDIA, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunications Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2022, our market share of the fixed-line telephone and VoIP service market was 15.6% (including the services provided by SK Broadband) in terms of number of subscribers compared to KT with 55.0% and LG U+ with 18.7%.

We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered more than 87% of households in Korea as of December 31, 2022. As of December 31, 2022, our market share of the broadband Internet market was 28.5% in terms of number of subscribers compared to KT with 41.3% and LG U+ with 21.0%.

Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2022, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) in terms of number of subscribers was 25.6% compared to KT with 36.6% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.8% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 13.1%. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve, Coupang Play and Watchaa, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.

Recently, the Korean fixed-line telecommunications industry has been going through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, partly as a result of which we have become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2022. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision. In August 2021, KT acquired HCN, a major Korean cable TV service provider, through its subsidiary KT Skylife. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

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

Other Investments and Relationships

We have investments in several other businesses and companies and have entered into various business arrangements with other companies. We formed a strategic alliance in October 2019 with Kakao, a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the ICT sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for Won 302.3 billion. In addition, in July 2022, we entered into a strategic alliance with Hana Financial Group, a leading financial holding company in Korea with subsidiaries having significant presences in commercial banking, credit card business, securities brokerage and insurance, among others, to seek synergies through convergence between finance and ICT technology. As part of such strategic alliance, we transferred the entirety of our 15.0% interest in HanaCard for Won 330.0 billion in July 2022 and acquired 8,630,949 shares of Hana Financial Group (representing a 2.9% interest) for Won 330.0 billion between July and November 2022, and HanaCard acquired 1,307,471 common shares of us (representing a 0.6% interest) for Won 68.4 billion between July and September 2022.

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

Because we are a member company of the SK Group, which is a large business group as designated by the Korea Fair Trade Commission (the “KFTC”), we are subject to the following restrictions under the Fair Trade Act:

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

Rate Regulation

Network service providers whose sales proceeds exceed the amount prescribed by law must report to the MSIT the rates and contractual terms for each type of service they provide. Under the current reporting requirement, which does not apply to other network service providers with respect to the rates they provide, the MSIT has fifteen days to object to any new rates and terms of service reported by us, and we may implement such new rates and terms of service after the fifteen-day period expires in the absence of the MSIT’s objection.

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

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunications network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. The expiration of such system was extended to September 22, 2022 pursuant to an amendment to the Telecommunications Business Act. While such regulatory requirement has expired, we have continued to comply with such requirement pending future regulatory development, which may either extend or eliminate such requirement. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our base stations. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2022, 2021 and 2020, the fee amounted to Won 103.9 billion, Won 120.8 billion and Won 136.6 billion, respectively.

We currently use 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum and 800 MHz of bandwidth in the 28 GHz spectrum for our 5G services. In 2020, we recognized an impairment loss of Won 186.0 billion in connection with the frequency usage rights for the 800 MHz of bandwidth in the 28 GHz spectrum as the carrying amount exceeded the recoverable amount. In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies, and, in January 2023, announced that it plans to seek re-allocation of one of these cancelled allocations to a potential new wireless telecommunications service provider. Although no official notice of such process has yet been issued, the Government has also indicated that the terms of such re-allocation will include additional policy benefits and concessions in order to encourage participation by potential new wireless telecommunications service providers. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.”

For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

All telecommunications service providers other than (i) value-added service providers and regional paging service providers or (ii) any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIT (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIT designates universal services and the service provider who is required to provide each service. Currently, under the MSIT guidelines, we are required to offer a discount of between 30.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices).We recognized expenses relating to such contributions of Won 22.1 billion, Won 18.7 billion and Won 16.2 billion in 2022, 2021 and 2020, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act which became effective in April 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the end of the MSIT’s Public Interest Review.

As of December 31, 2022, SK Inc. owned 65,668,397 shares of our common stock, or 30.0%, of our issued shares. As of December 31, 2022, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2022 (which we believe was 45.6%), would reach 75.6%, exceeding the 49.0% ceiling on foreign shareholding.

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

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. Our patents are mainly related to wireless (LTE, 5G and Wi-Fi) technology, video codec, wireless Internet applications, augmented reality, virtual reality and AI.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2022, SK Group members owned in aggregate 30.0% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2022:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	921,727	(1)
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	279,372
	Central Research and Development Center	319,789
	Others(2)	2,250,414
Gyeongsang Provinces	Regional Headquarters	384,399
	Others(2)	1,151,198
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(2)	792,893
Chungcheong Province	Regional Headquarters	566,386
	Others(2)	668,523

(1)	Represents our 93.25% ownership of SK T-Tower.

(2)	Includes base stations.

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

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services, including AI solutions, as well as other miscellaneous cellular services and our new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, and metaverse platform-based services.

In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including IPTV and cable TV services) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers, and advertising fees paid to us by businesses that advertise their products and services on our advanced media platforms. In addition, we derive revenue from international calling services and our business communications services through customized fee arrangements with our business customers. Following the Tbroad Merger in April 2020, the cable TV and broadband Internet services of the former Tbroad have become a part of our fixed-telecommunication services segment.

In our others segment, we principally earn revenue from the T-commerce business of SK Stoa, which derives revenue through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network, our “Nate” portal service operated by SK Communications and online corporate employee benefit management and training services provided by SK M&Service, which we acquired in February 2022.

Pursuant to the Spin-off, our former businesses comprising the Spin-off Businesses were transferred to SK Square, including businesses that were included in our former security services segment, former commerce segment and a substantial majority of the businesses that were formerly part of our others segment for the year ended December 31, 2020, and such businesses have been accounted for as discontinued operations in our consolidated financial statements for the year ended December 31, 2021 included in this annual report. Similarly, our consolidated statements of income for the year ended December 31, 2020 included in this annual report have been restated to present such businesses as discontinued operations. See “Certain Defined Terms and Conventions Used in this Annual Report.” As a result, our former security services segment and commerce services segment were eliminated from our operating segments, and SK Stoa’s T-commerce business (which was previously part of our former commerce services segment) was reclassified as part of our others segment for the years ended December 31, 2022 and 2021. The breakdown of our results of operations by operating segment for the year ended December 31, 2020 in our consolidated audited financial statements have been recast to retroactively apply such changes in segmentation.

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

Decrease in Interconnection Fees.    Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to an overall decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2022 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Increase in Monthly Revenue per Subscriber.    We measure monthly average revenue per subscriber using two metrics: average monthly revenue per subscriber excluding MVNO subscribers leasing our networks (“ARPU”) and average monthly revenue per subscriber including such MVNO subscribers (“ARPU including MVNO”). ARPU is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (excluding revenue derived from MVNO subscribers leasing our networks) by the monthly average number of subscribers (excluding the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period. ARPU including MVNO is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (including revenue derived from MVNO subscribers) by the monthly average number of subscribers (including the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period.

Our ARPU increased by 0.1% to Won 30,546 in 2022 from Won 30,517 in 2021, which represented an increase of 0.7% from Won 30,314 in 2020. Our ARPU including MVNO increased by 0.3% to Won 28,582 in 2022 from Won 28,485 in 2021, which represented an increase of 2.1% from Won 27,895 in 2020. The increases in our ARPU and our ARPU including MVNO in both 2022 and 2021 were primarily due to an increase in the number of subscribers who subscribe to our higher-priced 5G plans.

Effects of COVID-19 and Economic Conditions in Korea.    Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, especially in light of the COVID-19 pandemic and, more recently, due to Russia’s invasion of Ukraine and ensuing sanctions against Russia as well as rapid increases in policy interest rates globally (including Korea) to combat rising inflationary pressures, which have adversely affected, and may continue to adversely affect, the Korean economy. For example, the travel restrictions imposed by governments in response to the COVID-19 pandemic have resulted in a significant decrease in revenue from roaming services in 2020 and 2021 before it increased significantly in 2022 in light of the substantial lifting of such travel restrictions in most countries, and the pandemic has contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue in 2020 and 2021 before it slightly increased in 2022 as the negative effects of the COVID-19 pandemic began to taper. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from a deterioration of the Korean economy due to COVID-19 and, more recently, the increasing interest rate environment may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. While it is not possible to predict the duration or full magnitude of harm from COVID-19, a continued and prolonged outbreak of COVID-19 or other types of widespread infectious diseases may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition and results of operations.”

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expenses, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2022 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2022		2021		2020
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	￦	1,594.3	￦	1,432.4	￦	1,035.0
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(16.0)		(39.1)		(34.6)
Others		(40.3)		(76.6)		(61.1)

		(56.3)		(115.8)		(95.8)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Impairment loss on property and equipment and intangible assets		17.0		3.1		200.7
Loss on disposal of property and equipment and intangible assets		20.5		28.2		25.6
Donations		13.1		12.8		16.1
Bad debt for accounts receivable — other		3.0		4.0		6.6
Others		20.4		22.5		60.3

		74.0		70.6		309.3

Operating profit pursuant to K-IFRS	￦	1,612.1	￦	1,387.2	￦	1,248.6

See note 4(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2022, 2021 and 2020.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2022			2021			2020
	(In billions of Won, except percentages)
From continuing operations:
Operating revenue and other income	￦	17,361.2	100.0%	￦	16,864.3	100.0%	￦	16,183.5	100.0%
Revenue		17,305.0	99.7		16,748.6	99.3		16,087.7	99.4
Other income		56.3	0.3		115.8	0.7		95.8	0.6
Operating expenses		15,766.9	90.8		15,432.0	91.5		15,148.5	93.6
Operating profit		1,594.3	9.2		1,432.4	8.5		1,035.0	6.4
Profit before income tax		1,236.2	7.1		1,718.2	10.2		905.2	5.6
Income tax expense		288.3	1.7		446.8	2.6		221.3	1.4

Profit from continuing operations		947.8	5.5		1,271.4	7.5		684.0	4.2
Profit from discontinued operations(1)		—	—		1,147.6	6.8		816.6	5.0

Profit for the year		947.8	5.5		2,419.0	14.3		1,500.5	9.3
Attributable to:
Owners of the Parent Company		912.4	5.3		2,407.5	14.3		1,504.4	9.3
Non-controlling interests		35.4	0.2		11.5	0.1		(3.8)	(0.0)

(1)

Pursuant to the Spin-off, the Spin-off Businesses were transferred to SK Square, and such businesses have been accounted for as discontinued operations in our consolidated statement of income for the years ended December 31, 2022, 2021 and 2020 included in this annual report. See “Certain Defined Terms and Conventions Used in this Annual Report.”

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2022			2021			2020
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	￦	10,253.2	59.2%	￦	10,100.4	60.3%	￦	9,806.7	61.0%
Cellular Interconnection		471.2	2.7		493.8	2.9		472.2	2.9
Wireless Device Sales		969.0	5.6		959.9	5.7		983.4	6.1
Miscellaneous(2)		1,248.9	7.2		1,164.4	7.0		1,085.7	6.7

Total Cellular Services Revenue		12,942.3	74.8		12,718.5	75.9		12,348.0	76.8

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		156.7	0.9		217.0	1.3		230.4	1.4
Fixed-line Interconnection		21.2	0.1		69.8	0.4		83.8	0.5
Broadband Internet Service and Advanced Media Platform Service(3)		2,452.5	14.2		2,443.9	14.6		2,210.7	13.7
International Calling Service		180.7	1.0		162.4	1.0		160.3	1.0
Miscellaneous(4)		1,001.9	5.8		784.6	4.7		747.0	4.6

Total Fixed-line Telecommunication Services Revenue		3,813.0	22.0		3,677.7	22.0		3,432.2	21.3

Others Revenue
T-commerce(5)		329.2	1.9		316.2	1.9		268.5	1.7
Portal Service(6)		24.7	0.1		27.0	0.2		30.7	0.2
Miscellaneous(7)		195.7	1.1		9.2	0.1		8.3	0.1
Total Other Revenue		549.7	3.2		352.4	2.1		307.6	1.9

Total Revenue		17,305.0	100.0		16,748.6	100.0		16,087.7	100.0

Segment Operating Expenses(8)
Cellular Services		11,646.2	67.3		11,643.4	69.5		11,341.2	70.5
Fixed-line Telecommunication Services		3,494.2	20.2		3,380.2	20.2		3,189.3	19.8
Others		552.5	3.2		337.8	2.0		308.6	1.9

Total Segment Operating Expenses		15,692.9	90.7		15,361.4	91.7		14,839.1	92.2

Segment Operating Profit (Loss)(9)
Cellular Services		1,296.1	7.5		1,075.1	6.4		1,006.8	6.3
Fixed-line Telecommunication Services		318.8	1.8		297.5	1.8		242.9	1.5
Others		(2.8)	(0.0)		14.6	0.1		(1.1)	(0.0)

Total Segment Operating Profit	￦	1,612.1	9.3%	￦	1,387.2	8.3%	￦	1,248.6	7.8%

(1)

Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees such as fees for our cloud services and T Universe subscription program paid by wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT and other solutions as well as other miscellaneous cellular services.

(3)	Broadband internet service and advanced media platform service revenue includes revenues from our broadband Internet services as well as IPTV and cable TV services.

(4)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband.

(5)	T-commerce services revenue includes revenues from SK Stoa.

(6)	Portal service revenue includes revenues from Nate, our online portal service operated by SK Communications.

(7)	Miscellaneous revenue includes revenues from SK M&Service and other minor miscellaneous revenue items.

(8)

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

(9)

Segment operating profit (loss) for each of the segments above is presented net of consolidation adjustments. Accordingly, they do not reconcile with the segment operating profit (loss) for each of such segments set forth in note 4(1) of the notes to our consolidated financial statements, which is expressed prior to making such consolidation adjustments.

2022 Compared to 2021

Operating Revenue and Other Income. Our consolidated operating revenue and other income increased by 2.9% to Won 17,361.2 billion in 2022 from Won 16,864.3 billion in 2021 due to increases in operating revenue and other income, as discussed below.

Our consolidated operating revenue increased by 3.3% to Won 17,305.0 billion in 2022 from Won 16,748.6 billion in 2021, primarily due to increases in cellular services revenue, others revenue and fixed-line telecommunications services revenue.

Our consolidated other income decreased by 51.4% to Won 56.3 billion in 2022 from Won 115.8 billion in 2021, primarily due to the one-time effect of the difference in the previously estimated and actual amounts of certain regulatory fees recognized in 2021.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.8% to Won 12,942.3 billion in 2022 from Won 12,718.5 billion in 2021. The increase in our cellular services revenue was due to increases in wireless service revenue, miscellaneous cellular services revenue and wireless device sales revenue, partially offset by a decrease in cellular interconnection revenue.

•

Wireless service revenue increased by 1.5% to Won 10,253.2 billion in 2022 from Won 10,100.4 billion in 2021, primarily attributable to the continued increase in the number of subscribers who subscribe to our higher-priced 5G plans and an increase in the usage of our roaming services in light of the substantial lifting of travel restrictions imposed by governments in response to the COVID-19 pandemic.

•

Miscellaneous cellular services revenue increased by 7.3% to Won 1,248.9 billion in 2022 from Won 1,164.4 billion in 2021, primarily due to increases in revenue from our cloud services, IoT solutions and other new businesses.

•

Wireless device sales revenue slightly increased by 0.9% to Won 969.0 billion in 2022 from Won 959.9 billion in 2021, primarily due to an increase in the sale of 5G-compatible devices that generally command higher prices.

•

Cellular interconnection revenue decreased by 4.6% to Won 471.2 billion in 2022 from Won 493.8 billion in 2021. The decrease was primarily attributable to a decrease in interconnection rates, partially offset by an increase in the volume of mobile to mobile calls.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 3.7% to Won 3,813.0 billion in 2022 from Won 3,677.7 billion in 2021, primarily due to an increase in miscellaneous fixed-line telecommunication services revenue, partially offset by decreases in fixed-line telephone service revenue and fixed-line interconnection revenue.

•

Miscellaneous fixed-line telecommunication services revenue increased by 27.7% to Won 1,001.9 billion in 2022 from Won 784.6 billion in 2021, primarily due to an increase in revenue from our business communications services, including our data center services.

•

Fixed-line telephone service revenue decreased by 27.8% to Won 156.7 billion in 2022 from Won 217.0 billion in 2021, primarily due to decreases in the residential calling volume as a result of a continued shift in consumer preference toward wireless communication and the number of fixed-line telephone subscribers to 3.56 million as of December 31, 2022 from 3.63 million as of December 31, 2021.

•

Fixed-line interconnection revenue decreased by 69.6% to Won 21.2 billion in 2022 from Won 69.8 billion in 2021, primarily due to a decrease in interconnection rates, as well as decreases in the residential calling volume and the number of fixed-line telephone subscribers as described above.

•

Others: The revenue of our others segment increased by 56.0% to Won 549.7 billion in 2022 from Won 352.4 billion in 2021, primarily due to our acquisition of SK M&Service in February 2022 as well as a 4.1% increase in revenue of SK Stoa’s T-commerce business to Won 329.3 billion in 2022 from Won 316.2 billion in 2021, which mainly reflected an increase in the volume of merchandise sold.

Operating Expenses.    Our consolidated operating expenses increased by 2.2% to Won 15,766.9 billion in 2022 from Won 15,432.0 billion in 2021, primarily due to a 6.5% increase in labor costs to Won 2,449.8 billion in 2022 from Won 2,300.8 billion in 2021, a 8.6% increase in cost of goods sold to Won 1,268.1 billion in 2022 from Won 1,167.4 billion in 2021, a 6.8% increase in other operating expenses to Won 1,529.0 billion in 2022 from Won 1,431.6 billion in 2021 and a 1.7% increase in commissions to Won 5,518.8 billion in 2022 from Won 5,426.1 billion in 2021.

The increase in labor costs was primarily due to a general increase in the base salary of our employees.

The increase in cost of goods sold was primarily due to an increase in sales of miscellaneous telecommunications equipment to our corporate customers.

The increase in other operating expenses was primarily due to an increase in utilities, mainly reflecting increases in the number of base stations and electricity prices.

The increase in commissions was primarily due to increases in fees paid to third party service and contents providers relating to our new businesses and the sales of IPTV service subscriptions through our authorized dealers and independent retailers.

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

•

Cellular services: The segment operating expenses for our cellular services segment remained relatively constant at Won 11,646.2 billion in 2022 compared to Won 11,643.4 billion in 2021, as increases in SK Telecom’s labor costs as described above as well as fees paid to third party service and contents providers and advertising fees relating to SK Telecom’s new businesses were substantially offset by decreases in commissions paid to SK Telecom’s authorized dealers and independent retailers, as the market for new 5G subscribers began to stabilize, and depreciation and amortization expenses, primarily reflecting the expiration of the applicable amortization period for certain of our software assets and a decrease in the amortization expenses for our frequency usage rights.

•

Fixed-line telecommunication services: The segment operating expenses for our fixed-line telecommunication services segment increased by 3.4% to Won 3,494.2 billion in 2022 from Won 3,380.2 billion in 2021, primarily due to an increase in SK Broadband’s marketing expenses and commissions, primarily reflecting an increase in the sale of IPTV service subscriptions.

•

Others: The segment operating expenses for our others segment increased by 63.6% to Won 552.5 billion in 2022 from Won 337.8 billion in 2021, primarily due to our acquisition of SK M&Service in February 2022 and an increase in the operating expenses of SK Stoa, which mainly reflected a corresponding increase in the revenue generated by SK Stoa’s T-commerce business.

Operating Profit. Our consolidated operating profit increased by 11.3% to Won 1,594.3 billion in 2022 from Won 1,432.4 billion in 2021, as the increase in operating revenue and other income outpaced the increase in operating expenses in 2022.

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

•

Cellular services: The segment operating profit of our cellular services segment increased by 20.6% to Won 1,296.1 billion in 2022 from Won 1,075.1 billion in 2021, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above. The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 10.0% in 2022 from 8.5% in 2021.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 7.2% to Won 318.8 billion in 2022 from Won 297.5 billion in 2021, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the reasons described above. The segment operating margin of our fixed-line telecommunication services segment increased to 8.4% in 2022 from 8.1% in 2021.

•

Others: Our others segment recorded operating loss of Won 2.8 billion in 2022 compared to operating profit of Won 14.6 billion in 2021, due to the greater increase in segment operating expenses as compared to the increase in segment operating revenue as described above. As a result, the segment operating margin of our others segment declined to (0.5)% in 2022 from 4.1% in 2021.

Finance Income and Finance Costs. Our finance income increased by 15.9% to Won 179.8 billion in 2022 from Won 155.1 billion in 2021, primarily due to a 56.8% increase in gain relating to financial instruments at fair value through profit or loss to Won 94.4 billion in 2022 from Won 60.2 billion in 2021, primarily relating to a decrease in the fair value of long-term derivative financial liability recognized with respect to our rights and obligations under the shareholders agreement with the former shareholders of Tbroad, which we had entered into in connection with the Tbroad Merger in April 2020, as well as a 59.4% increase in interest income to Won 58.5 billion in 2022 from Won 36.7 billion in 2021, which primarily reflected higher market interest rates. The impact of such increases was partially offset by a decrease in gain on sale of accounts receivable — other related to our sale of accounts receivable for handset installment payments to Won 1.0 billion in 2022 from Won 27.7 billion in 2021.

Our finance costs increased by 44.6% to Won 456.3 billion in 2022 from Won 315.6 billion in 2021, primarily due to a loss on sale of accounts receivable — other related to our sale of accounts receivable for handset installment payments of Won 61.8 billion in 2022 compared to nil in 2021, as well as a 17.4% increase in in interest expense to Won 328.3 billion in 2022 from Won 279.7 billion in 2021, which primarily reflected higher market interest rates.

Gains (Losses) Related to Investments in Associates and Joint Ventures. We recorded net losses related to investments in associates and joint ventures of Won 81.7 billion in 2022, primarily due to loss of Won 48.6 billion from disposal of our equity interest in HanaCard in 2022, compared to net gains related to investments in associates and joint ventures of Won 446.3 billion in 2021, primarily due to an increase of Won 270.3 billion in our share of profits of SK China Company Ltd., as well as gain of Won 100.0 billion from disposal of our equity interest in SK Wyverns Co., Ltd.

Income Tax. Income tax expense decreased by 35.5% to Won 288.3 billion in 2022 from Won 446.8 billion in 2021 primarily due to a 28.1% decrease in profit before income tax to Won 1,236.2 billion in 2022 from Won 1,718.2 billion in 2021. Our effective tax rate in 2022 decreased to 23.3% from 26.0% in 2021. Our effective tax rates in 2022 and 2021 were lower than the maximum statutory tax rate of 27.5% for both years, primarily due to, in the case of 2022, a decrease in net deferred tax liability due to an expected decrease in the corporate income tax rate in Korea beginning in 2023, as well as changes in unrecognized deferred taxes and tax credits and tax reductions, and in the case of 2021, changes in unrecognized deferred taxes and tax credits and tax reductions.

Profit from Continuing Operations. Principally as a result of the factors discussed above, our profit from continuing operations decreased by 25.5% to Won 947.8 billion in 2022 from Won 1,271.4 billion in 2021.

Profit from Discontinued Operations. We did not recognize any profit from discontinued operations in 2022. Our profit from discontinued operations, net of taxes, was Won 1,147.6 billion in 2021, primarily reflecting our share of profits of SK Hynix, our equity interest in which was transferred to SK Square as of November 1, 2021 pursuant to the Spin-off.

Profit for the Year. Principally as a result of the factors discussed above, our profit for the year decreased by 60.8% to Won 947.8 billion in 2022 from Won 2,419.0 billion in 2021. Profit for the year as a percentage of operating revenue and other income was 5.5% in 2022 compared to 14.3% in 2021.

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

•

Fixed-line telephone service revenue decreased by 5.8% to Won 217.0 billion in 2021 from Won 230.4 billion in 2020, primarily due to decreases in the number of fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband, which in turn included such services formerly provided by SK Telink that were acquired by SK Broadband in April 2021) to 3.63 million as of December 31, 2021 from 3.75 million as of December 31, 2020 and residential calling volume as a result of a continued shift in consumer preference toward wireless communication.

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

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 827.3 billion as of December 31, 2022, a working capital deficit of Won 607.8 billion as of December 31, 2021 and a working capital surplus (current assets in excess of current liabilities) of Won 597.1 billion as of December 31, 2020. The decrease in our working capital as of December 31, 2022 compared to December 31, 2021 was mainly due to our working capital needs in the ordinary course of business. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short term financial instruments and short term investment securities of Won 2,119.5 billion as of December 31, 2022, Won 1,386.4 billion as of December 31, 2021 and Won 2,947.0 billion as of December 31, 2020. We had outstanding short term borrowings and current portion of long-term debt of Won 2,110.6 billion as of December 31, 2022, Won 1,443.3 billion as of December 31, 2021 and Won 1,049.2 billion as of December 31, 2020. As of December 31, 2022, SK Telecom had credit lines with several local banks that provided for borrowing of up to Won 750.0 billion, all of which was available for borrowing.

For the presentation of the statement of cash flows for the years ended December 31, 2021 and 2020 in our consolidated financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,882.3 billion as of December 31, 2022, Won 872.7 billion as of December 31, 2021 and Won 1,369.7 billion as of December 31, 2020. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2022		2021		2020		2021 to 2022			2020 to 2021
	(In billions of Won, except percentages)
Net cash provided by operating activities	￦	5,159.3	￦	5,031.3	￦	5,821.9	￦	128.0	2.5%	￦	(790.6)	(13.6)%
Net cash used in investing activities		(2,807.8)		(3,486.2)		(4,250.4)		678.4	(19.5)		764.2	(18.0)
Net cash used in financing activities		(1,349.9)		(2,053.6)		(1,457.6)		703.7	(34.3)		(596.0)	40.9
Net increase (decrease) in cash and cash equivalents		1,001.6		(508.5)		113.9		1,510.1	N.A.		(622.4)	N.A.
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		7.9		11.6		(15.1)		(3.7)	31.9		26.7	N.A.
Cash and cash equivalents at beginning of period		872.7		1,369.7		1,270.8		(497.0)	(36.3)		98.9	7.8
Cash and cash equivalents at end of period		1,882.3		872.7		1,369.7		1,009.6	115.7		(497.0)	(36.3)

N.A. = Not available

Cash Flows from Operating Activities.    Net cash provided by operating activities was Won 5,159.3 billion in 2022, Won 5,031.3 billion in 2021 (which includes Won 59.3 billion of net cash provided by operating activities of our discontinued operations) and Won 5,821.9 billion in 2020 (which includes Won 495.7 billion of net cash provided by operating activities of our discontinued operations). Profit for the year was Won 947.8 billion in 2022, Won 2,419.0 billion in 2021 (of which Won 1,147.6 billion was from discontinued operations) and Won 1,500.5 billion in 2020 (of which Won 816.6 billion was from discontinued operations). Net cash provided by operating activities in 2022 increased by 2.5% from 2021, primarily due to increases in accounts payable – other, mainly reflecting an increase in the outstanding year-end payables relating to our operational expenditures, as well as income tax paid in 2022. Net cash provided by operating activities in 2021 decreased by 13.6% from 2020, primarily due to increases in income tax paid and payments of costs associated with obtaining customer contracts in 2021.

Cash Flows from Investing Activities.    Net cash used in investing activities was Won 2,807.8 billion in 2022, Won 3,486.2 billion in 2021 (which includes Won 967.1 billion of net cash used in investing activities of our discontinued operations) and Won 4,250.4 billion in 2020 (which includes Won 483.6 billion of net cash used in investing activities of our discontinued operations). Cash inflows from investing activities were Won 1,229.9 billion in 2022, Won 600.2 billion in 2021 and Won 428.9 billion in 2020. Cash inflows in 2022 mainly reflected proceeds from disposals of investments in associates and joint ventures, mainly related to the disposal of our equity interest in HanaCard, and a decrease in long-term financial instruments, mainly related to the acquisition of shares of Hana Financial Group. Cash inflows in 2021 mainly reflected a net decrease in short-term financial instruments, mainly related to SK Broadband’s disposal of certain investment securities, and collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers. Cash inflows in 2020 mainly reflected net cash inflows from business combinations, which mainly related to the Tbroad Merger, as well as proceeds from disposals of property and equipment, primarily related to the disposal of certain training facilities to SK Hynix.

Cash outflows for investing activities were Won 4,037.7 billion in 2022, Won 4,086.4 billion in 2021 and Won 4,679.4 billion in 2020. Cash outflows in 2022, 2021 and 2020 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,908.3 billion, Won 2,915.9 billion and Won 3,557.8 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the expansion of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities.    Net cash used in financing activities was Won 1,349.9 billion in 2022, Won 2,053.6 billion in 2021 (which includes Won 88.9 billion of net cash used in financing activities of our discontinued operations) and Won 1,457.6 billion in 2020 (which includes Won 22.9 billion of net cash used in financing activities of our discontinued operations). Cash inflows from financing activities were Won 1,802.0 billion in 2022, Won 1,796.8 billion in 2021 and Won 3,499.6 billion in 2020. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,200.1 billion in 2022, Won 873.2 billion in 2021 and Won 1,421.0 billion in 2020, and proceeds from long-term borrowings, which provided cash of Won 440.0 billion in 2022, Won 350.0 billion in 2021 and Won 1,947.8 billion in 2020.

Cash outflows for financing activities were Won 3,151.9 billion in 2022, Won 3,850.4 billion in 2021 and Won 4,957.2 billion in 2020. Cash outflows for financing activities included repayments of debentures, repayments of long-term borrowings, payments of dividends, repayments of other long-term payables and repayments of lease liabilities, among other items. Repayments of debentures were Won 1,390.0 billion in 2022, Won 890.0 billion in 2021 and Won 975.5 billion in 2020. Repayments of long-term borrowings were Won 41.5 billion in 2022, Won 286.9 billion in 2021 and Won 1,950.9 billion in 2020. Payments of dividends were Won 904.0 billion in 2022, Won 1,028.5 billion in 2021 and Won 742.1 billion in 2020. Repayments of other long-term payables were Won 400.2 billion in 2022, Won 426.3 billion in 2021 and Won 428.1 billion in 2020. In addition, repayments of lease liabilities were Won 401.1 billion in 2022, Won 431.7 billion in 2021 and Won 412.7 billion in 2020. Acquisition of treasury shares was nil in 2022, Won 76.1 billion in 2021 and Won 426.7 billion in 2020. Cash outflows for spin-off were Won 626.0 billion in 2021.

As of December 31, 2022, we had total long-term debt (excluding current portion) outstanding of Won 7,192.2 billion, which included debentures in the amount of Won 6,524.1 billion and bank and institutional borrowings in the amount of Won 668.1 billion. As of December 31, 2021, we had total long-term debt (excluding current portion) outstanding of Won 7,390.5 billion, which included debentures in the amount of Won 7,037.4 billion and bank and institutional borrowings in the amount of Won 353.1 billion. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

As of December 31, 2022, we had (i) Won 6,485.0 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 5,485.0 billion and SK Broadband issued Won 1,000.0 billion, and (ii) Won 1,901.0 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.17% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2022, substantially all of our foreign currency-denominated long-term borrowings and debentures, which in the aggregate amounted to 20.8% of our total outstanding long-term debt, including the current portion and present value discount as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2023. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures. The following table sets forth our actual capital expenditures for 2022, 2021 and 2020, in each case including capital expenditures relating to discontinued operations:

	Year ended December 31,
	2022		2021		2020
	(In billions of Won)
Wireless Networks(1)	￦	1,837.2	￦	1,850.9	￦	1,878.6
Fixed-line Network(2)		820.2		822.8		818.3
Others(3)		250.9		242.2		860.9

Total	￦	2,908.3	￦	2,915.9	￦	3,557.8

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.

(3)

Includes non-network related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure, including certain investments made in connection with our discontinued operations.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2022, 2021 and 2020 were Won 2,908.3 billion, Won 2,915.9 billion and Won 3,557.8 billion, respectively. Of such amounts, we spent approximately 63.2%, 63.5% and 52.8%, respectively, on capital expenditures related to building and enhancing our wireless networks. Our other non-network related capital expenditures in 2022, 2021 and 2020 primarily related to developing new products, upgrades to our information technology systems and equipment and investments in data infrastructure, which included certain capital expenditures made in connection with our discontinued operations.

In particular, we have been making capital expenditures to build and expand our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to maintain our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2023 to build and expand our 5G network and develop related technologies, as well as to maintain our LTE network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Spectrum	Technology (width)	Date of Acquisition (including renewals)	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
800 MHz	LTE (20 MHz)	Jul. 2021	￦	56.8	2021	￦	34.1	2022-2026
1.8 GHz	LTE (20 MHz + 15 MHz)	Dec. 2021		136.9	2021		82.2	2022-2026
2.1 GHz	LTE (30 MHz)	Dec. 2021		102.9	2021		61.8	2022-2026
	WCDMA (10 MHz)
2.6 GHz	LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz	5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028
28 GHz	5G (800 MHz)	Dec. 2018		51.8	2018		31.1	2019-2023	(1)

(1)

The license period for our use of 800 MHz of bandwidth in the 28 GHz spectrum was reduced by six months by the MSIT, as a result of which the usage and payment term is expected to expire in May 2023 instead of November 2023. See “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation.”

We expect to spend a similar amount for capital expenditures in 2023 compared to 2022 for a range of projects, including investments to expand and improve our newly implemented 5G network, investments to maintain our LTE network and related services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives, primarily related to the development of new growth businesses, as well as initiatives related to our ongoing businesses in the ordinary course. In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz of which in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums was allocated to us. We would be required to spend additional amounts on capital expenditures in connection with our continued efforts to build out our networks on such reallocated bandwidths. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2023 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditure investments as opportunities arise. Accordingly, we periodically review the amount of our capital expenditures and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt.    As of December 31, 2022, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2023	￦ 2,111.8
2024	1,622.5
2025	2,242.7
2026 and thereafter	3,345.0

Lease Payments.    Pursuant to IFRS 16, Leases, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. As of December 31, 2022, our aggregate current and long-term lease liabilities amounted to Won 1,782.1 billion, which primarily related to land, buildings and structures we leased from third parties in the ordinary course of our business. As of December 31, 2022, our payment obligations with respect to our lease liabilities were as follows for the periods indicated:

Year Ending December 31,	Total
(In billions of Won)
2023	￦ 391.7
2024	389.0
2025	283.8
2026 and thereafter	998.7

Investments in New Growth Businesses.    We may also require capital for investments to support our development of new growth businesses.

In January 2022, we spun off our AI-enabled semiconductor business into a new subsidiary, Sapeon, in which we hold a majority equity interest and each of SK Square and SK Hynix holds a minority equity interest. Through Sapeon, we expect to actively collaborate with SK Square and SK Hynix to target customers in the United States and develop and commercialize next-generation AI-enabled semiconductors for applicable-specific uses. In February 2022, we established Sapeon Korea to target customers in Korea and sold our entire equity interest in Sapeon Korea to Sapeon for Won 40.0 billion.

In February 2022, we acquired a 100.0% interest in SK M&Service for Won 72.9 billion in order to strengthen the competitiveness of our online distribution capabilities and explore synergies with our other businesses in the ICT sector.

In June 2022, we acquired a 2.8% interest in HAEGIN Co., Ltd., a metaverse game developer, for Won 25.1 billion in order to improve the user experience of our AI service customers and add game-related functions to our metaverse platforms.

From time to time, we may make other investments in telecommunications or other businesses in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest. Effective as of November 1, 2021, we conducted the Spin-off, pursuant to which we spun off our equity interests in the Spin-off Portfolio Companies engaged in the semiconductor and certain other non-telecommunications businesses to SK Square, a newly established holding company, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. See “Item 4.A. History and Development of the Company.”

Severance Payments.    The defined benefit obligation, which is the total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2022, was Won 0.1 billion. This amount was reflected in our consolidated financial statements as a liability, which is net of deposits with insurance companies totaling Won 1,214.0 billion to fund a portion of the employees’ severance indemnities.

Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends.    Total cash outflows for payments of dividends amounted to Won 904.0 billion in 2022, Won 1,028.5 billion in 2021 and Won 742.1 billion in 2020.

In April 2023, we distributed annual dividends at Won 830 per share (exclusive of aggregate interim dividends of Won 2,490 per share distributed during the course of 2022) to our shareholders for an aggregate payout amount of Won 181.0 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations (excluding short-term leases and leases of low-value assets) at December 31, 2022, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	￦	8,385.9	￦	1,843.8	￦	3,200.2	￦	1,341.9	￦	2,000.0
Interest		1,083.6		230.8		339.2		195.8		317.8
Long-term borrowings
Principal		793.1		125.0		665.0		3.1		—
Interest		38.0		20.2		17.8		—		—
Lease liabilities		2,063.4		391.7		672.9		431.2		567.6
Facility deposits		7.6		2.9		—		—		4.7
Other long-term payables(2)
Principal		1,690.4		400.2		738.3		460.5		91.4
Interest		83.6		29.9		39.1		13.0		1.6
Short-term borrowings		144.8		144.8		—		—		—

Total contractual cash obligations	￦	14,290.4	￦	3,189.3	￦	5,672.5	￦	2,445.5	￦	2,983.1

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

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics, media, metaverse and UAM. SK Telecom’s research and development activity is primarily conducted through our AIX Center, which is subdivided into Future R&D Group, Media R&D Group, Vision R&D Group, Data R&D Group, Open AIX R&D Group and AIX Support Group.

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

The following are the names and positions of our executive and non-executive directors. The business address of all of our directors is the address of our registered office at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea.

Executive directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Young Sang Ryu	May 1970	2018	2024	Executive Director, President and Chief Executive Officer	President and Chief Executive Officer of SK Broadband	President of Mobile Network Operations Division, SK Telecom; Executive Vice President of Business Development Group, SK Inc.; Head of Corporate Center, SK Telecom

Jong Ryeol Kang	Oct. 1964	2022	2025	Executive Director, Head of ICT Infra	—	Head of Corporate Culture Center, SK Telecom

Our current non-executive directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Kyu Nam Choi	Apr. 1964	2021	2024	Non-executive Director	Head of Investment 1, SK SUPEX Council	Head of Global Business Development, SK SUPEX Council; Representative Director and President, Jeju Air

Youngmin Yoon	Dec. 1963	2018	2024	Independent Non-executive Director	Professor, School of Media & Communication, Korea University	Dean of School of Media and Communications and Graduate School of Journalism and Mass Communication, Korea University; Vice-chair, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport Public Relations Division; Advisor, Korea Media Rating Board

Seok-Dong Kim	May 1953	2019	2025	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Yong-Hak Kim	Jan. 1953	2020	2026	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University

Junmo Kim	Sept. 1976	2020	2026	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology

Haeyun Oh	Nov. 1974	2023	2026	Independent Non-executive Director	President, KAIST Artificial Intelligence Research Institute	Director, KAIST Center for MARS Artificial Intelligence Research

Other Executive Officers

In addition to our executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Chungsik Kang	Nov. 1971	Officer of Communication Team, SUPEX Council Project	Project Leader, Communication Committee PR Team
Hyuncheol Ku	Dec. 1971	Head of Sales	Leader of Policy Cell
Young Sang Kwon	Mar. 1971	Head of Strategy	Leader of Policy System Team
Dae Sung Kim	Dec. 1971	Head of Customer Planning	Head of MNO Support
Kyeong Deog Kim	Apr. 1966	Head of Enterprise CIC	Chief Executive Officer, Dell Technologies Korea
Byong Jun Kim	Feb. 1970	Head of SK Research Institute	Leader of mySUNI Innovation Design College
Seong Joon Kim	Jul. 1970	Head of Digital Channel	Representative of Service Top

Name	Month and Year of Birth	Position	Business Experience
Yeong Joon Kim	Sept. 1972	Head of A. Conversation	Leader of Voice Recognition Technology Cell
Jung Hoon Kim	Nov. 1963	Head of Cloud Infra	Head of Platform Infrastructure Group
Jiwon Kim	Jun. 1985	Head of Multimodal AI	Professional Researcher, Samsung Advanced Institute of Technology
Jee Hyun Kim	Oct. 1972	Head of PMO	Research Officer of Deep Change, SK Research Institute
Ji Hyung Kim	Oct. 1971	Head of Integrated Marketing Strategy	Head of Untact CP
Ji Hoon Kim	Sept. 1978	Head of A. Product Growth	Leader of Integrated Product Offering Team
Jin Won Kim	Sept. 1966	Head of Corporate Planning	Representative, SK USA
Hyuk Kim	Sept. 1967	Head of Media Business&Alliance	Head of Media Business Support Group
Hee Sup Kim	Oct. 1968	Head of Communication	Head of Public Relations Office
Suk Kwon Na	Nov. 1966	Head of SK Research Institute	Director of Statistical Policy, Statistics Korea
Jung Hwan Ryu	Jun. 1970	Head of Infra Strategy&Tech CT	Head of Infrastructure Support Group
Kap In Moon	May 1969	Head of Smart Device CT	Head of Strategy Group Team
Myung Soon Park	Feb. 1969	Head of Infra DT	Head of AI Business Unit
Yong Joo Park	May 1965	Head of ESG	Seoul Central District Prosecutor’s Office
Ji Su Park	Jun. 1976	Officer of Talent Development, SUPEX Council Project	Project Leader, HR Support Team, SUPEX Council Project
Jin Woo So	Dec. 1961	Chairman of China’s Foreign Cooperation, SUPEX Council Project	Representative, SK Planet
Suk Ham Sung	Apr. 1970	Head of Policy Cooperation	Evaluation Manager of Performance Evaluation Office, MSIT
Jin Soo Seong	May 1968	Head of Infra Service CT	Head of Daegu Infrastructure Division
Sang Wook Shin	Jun. 1979	Head of Content	Head of A. Service Unit
Yong Sik Shin	Aug. 1971	Head of Connect Infra CO	Head of Energy Business Team
Jeong Yeol Ahn	Aug. 1969	Head of HR Department	Head of Corporate Center, Eleven Street
Jung Whan Ahn	Jul. 1966	Head of Corporate Culture	Head of HR Support Division, SK shieldus
June Hyeon Ahn	Nov. 1969	Officer of VM Cooperation, SUPEX Council Project	Officer of SUPEX Council Project Corporate Relations Team
Maeng Seog Yang	Mar. 1969	Head of Metaverse CO	Head of 5GX MNO Business Group
Seung Hyun Yang	Apr. 1969	Head of AIX	Vice President, Konan Technology
Sung Jin Yeum	Oct. 1972	Head of Corporate Culture Department	Head of CR Support
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute	Head of Future Research Office
Hui Kang Yea	Oct. 1970	Head of Brand Strategy	Head of Brand 2 Office, Hyundai Card
Kyung Sig Oh	Mar. 1966	Head of Sports Marketing	Leader of Sports Communications Team
Se Hyeon Oh	Jul. 1963	Head of Web3 CO	Head of SK C&C DT Business Development Division
Man Seog Ryu	May 1966	Director of SK Academy	Head of Corporate Culture, SK Hynix
Jae Ho Yoo	Dec. 1973	Head of Portfolio Management	Growth Business Group, Eleven Street
Sung Eun Yoon	Jan. 1973	Officer of Communication Team, SUPEX Council Project	Head of Corporate Relations Strategy Office Policy System Team

Name	Month and Year of Birth	Position	Business Experience
Yong Chul Yoon	May 1965	Officer of Communication Team, SUPEX Council Project	Head of Department, MBC Newsroom
Jae Woong Yoon	Nov. 1972	Head of Subscription Service CO	Head of 5GX Cluster Marketing
Hyeong Sig Yoon	Apr. 1968	Head of Infra Customer CT	Head of Infrastructure DT Team
Gahp Jae Lee	Feb. 1973	Head of Region CP	Head of Central Marketing Office
Kwan Woo Lee	Jun. 1973	Head of Cloud Application	Head of Data Development Operations Group
Gyu Sik Lee	Jan. 1970	Head of Enterprise AI Business	Leader of Change 1 Cell
Ki Yoon Lee	Dec. 1969	Head of Change Management 2	Project Leader, Customer Value Innovation Office
Dong Kee Lee	Jan. 1982	Head of Cloud/MEC Technology	Head of 5GX MEC Product
Sang Gu Lee	Jul. 1970	Head of Messaging CO	Head of MNO Data Business Team
Sang Heon Lee	Aug. 1965	Head of Policy Development	Head of Corporate Relations Strategy Office
Seung Yeoll Lee	Feb. 1970	Head of PR1	Head of Public Relations Planning
Jong Min Lee	Jul. 1978	Head of Future R&D	Head of Media Technology Institute
Joo Young Lee	May 1975	Head of SK Research Institute	RF Researcher, Deep Change
Joon Ho Lee	Aug. 1968	Head of ESG Development	Head of Public Relation Office 2
Joong Ho Lee	Nov. 1967	Head of Metropolitan Area CP	Head of Busan Marketing Office
HyunA Lee	Aug. 1971	Head of Comm Service	Head of SK Planet Conversational Commerce Division
Bong Ho Lim	Dec. 1966	Head of Customer CIC	Head of Metropolitan Area Marketing Division
Jeong Yeon Lim	May 1976	Head of Media R&D	Leader of Media Processing Development Team
Jong Pil Lim	Nov. 1960	Officer of ICT Advisory Division	Head of Essencore
Hyuk Joon Chang	Jun. 1967	Head of Corporate Planning	Head of Finance, SK Hynix
Hyun Ki Chang	Jan. 1971	Head of Digital Innovation CT	General Manager, Shinhan Financial Group Digital Platform Implementation
Hong Sung Chang	Mar. 1969	Head of AdTech CO	Head of Data Technology Center
Dae Dug Jeong	Sept. 1967	Head of Finance	Head of Tax Team
Doh Hee Jung	Sept. 1974	Head of Data R&D	Head of Data Analysis Team 2
Sang Rok Jung	Jul. 1969	Officer of VM Cooperation Team, SUPEX Council Project	Head of External Cooperation Office, SK Hynix
Jai Hun Jung	Dec. 1959	Officer of ICT Advisory Division	Officer of Corporate Growth, SK Square
Chang Kawn Jung	Jul. 1970	Head of Infra Business	Head of Infrastructure Engineering Group
Hui Yong Jeong	Mar. 1973	Head of Business Development	Head of Strategic Planning Office, SK Inc.
Dong Hwan Cho	Nov. 1970	Head of Cloud Technology	Head of Data CoE
Young Log Cho	Jun. 1971	Head of CR	Assistant to Head of External Cooperation Office
Ik Hwan Cho	Oct. 1977	Head of Metaverse Development	Head of 5GX Service Development
Jong Keun Chai	Jul. 1968	Head of Compliance	Head of Compliance Team
Nag Hun Choi	Nov. 1972	Head of Industrial AIX CO	Head of IoT Business Support Group
Yong Jin Choi	Feb. 1977	Head of Open AIX R&D	Head of MNO DT Labs
Woo Seong Choi	Jan. 1974	Head of SK Telecom Japan	Project Leader, Tokyo Office
Il Gyu Choi	Nov. 1970	Head of Digital Infra CO	Head of Public Business Unit

Name	Month and Year of Birth	Position	Business Experience
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute	Chief Executive Officer, SK Chemical
Tae Won Chey	Dec. 1960	Chairman	Representative Director of SK Inc., SK Innovation and SK Hynix
Hwa Sik Choi	Jul. 1971	Head of Serious Accident Prevention	Head of Growth SCM
Hwan Seok Choi	Aug. 1971	Head of Corporate Strategy	Head of IPO Promotion
Myung Bok Ha	Mar. 1971	Head of Central Regional CP	Head of Service Ace
Min Yong Ha	Sept. 1970	Head of Corporate Development	Head of Global Alliance Group
Myung Jin Han	Oct. 1973	Head of Corporate Strategy	Head of Global Alliance Group
Geun Man Hur	Aug. 1966	Head of Metropolitan Infra	Head of Infrastructure Engineering Group
Jin Hur	Jan. 1971	Head of SK Research Institute	Deep Change Research Officer, SK Research Institute
Seung Tae Hong	Jul. 1971	Head of Customer Value Innovation	Leader of Portfolio Innovation Team
Davis Eric Hartman	Oct. 1980	Head of GLM	Head of Global AI Development Group
Hai Sung Kwon	Jul. 1975	Head of AI/DT	Acting Head of AI/DT
Dong Hyun Kim	May 1977	Head of Brand Comm	Acting Head of Brand Communications
Sang Bum Kim	Jul. 1970	Head of Distribution	Acting Head of Distribution
Eun Jung Kim	May 1978	Officer of SV Promotion Team, SUPEX Council Project	Acting Officer of SV Promotion Team, SUPEX Council Project
Bu Sik Min	Sept. 1972	Head of ER	Acting Head of ER
Jae Won Bok	Aug. 1973	Head of Infra Red	Acting Head of IP Infrastructure
Ji Hwan Suk	Sept. 1976	Head of Cloud Data	Acting Head of Cloud Data
In Hyuk Sohn	Oct. 1978	Head of PMO	Acting Head of PMO
Su Yeon Song	Apr. 1978	Officer of Investment Team 2, SUPEX Council Project	Project Leader, Investment Team 2, SUPEX Council Project
Kun Koo Lee	Aug. 1976	Officer of Strategy Support Team, SUPEX Council Project	Project Leader, Strategy Support Team, SUPEX Council Project
Young Tak Lee	Jul. 1972	Head of CR Support	Acting Head of CR Support
Jung Ryong Lee	Dec. 1975	Head of A.Data	Acting PO, Data Engineering
Jong Hoon Lee	Nov. 1975	Head of Infra Engineering	Acting Head of Infrastructure Solutions
Joon Hyoung Lee	Dec. 1973	Head of Platform	Acting Head of A.Platform
Dae In Jeong	Jul. 1971	Head of SKTA	Project Leader, SKTA
Sang Hyuk Cho	Jun. 1972	Head of Strategic Partnership	Acting Head of Strategic Alliances
Jai Won Choi	Oct. 1970	Head of Western Regional CP	Acting Head of West Region
Sang Dong Han	Apr. 1974	Head of Growth Support	Acting Head of Growth Support
Jae Sang Noh	Mar. 1973	Head of Malaysia Office	Country Office Project Leader, SK E&S Indonesia
Jong Hwan Um	Jul. 1974	Head of ESG Alliance	Project Leader, Business Support Team, SK Inc.
Eun Kyung Sung	Sept. 1973	Head of SKTA Business Development	Officer of Investment Team 1, SK Inc.
Do Youn Kim	Oct. 1973	Head of Learning Center	Head of mySUNI LMS
Do Youn Kim	Feb. 1973	Head of Ethics Management	Vice President, SK China
Yong Suk Lee	Nov. 1961	Research Officer at SK Research Institute	Head of ESG Group, SK Research Institute
Yong Hun Kim	Jul. 1978	Head of A. Product	CPO, WooWa Brothers

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all executive directors, who also serve as our executive officers, and non-executive directors) during the year ended December 31, 2022 totaled approximately Won 3.5 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2022 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Young Sang Ryu	Executive Director	￦	1,100	￦	1,024	￦	13	—	￦	2,137
Jong Ryeol Kang	Executive Director		519		—		—	—		519

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

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all executive directors, who also serve as our executive officers) during the year ended December 31, 2022 totaled approximately Won 52.0 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2022 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jin Woo So	Vice-chairman	￦	1,600	￦	1,752	￦	2	￦	—	￦	3,354
Jung Ho Park	Former Vice-chairman		—		2,106		25		—		2,800	(1)
Young Sang Ryu	Executive Director		1,100		1,024		13		—		2,137
Yong-Seop Yum	Head of SK Research Institute		825		743		1		—		1,569
Yong Chul Yoon	Officer of Communication Team, SUPEX Council Project		450		838		9		—		1,297

(1)	Includes Won 670 million from the exercise of options to purchase shares of our common stock.

On February 20, 2020, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 26, 2020. On February 25, 2021, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2021. On February 24, 2022, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2022. On February 24, 2023, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 28, 2023. The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of March 31, 2023:

Recipient	Position	Grant date	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Former Executive Director, President and Chief Executive Officer	March 24, 2017	March 25, 2021	March 24, 2024	￦	57,562	67,320
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	337,408
Young Sang Ryu	Executive Director, President and Chief Executive Officer	March 26, 2019	March 27, 2021	March 26, 2024		50,862	5,265
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	7,145
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	18,190
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	295,275
Jong Ryeol Kang	Executive Director, Head of ICT Infra	March 26, 2020	March 27, 2023	March 26, 2027		38,452	6,219
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	7,136
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	21,743
		March 28, 2023	March 29, 2025	March 28, 2028		47,280	22,000
Hyoung Il Ha	Former Head of Corporate Development	February 22, 2019	February 23, 2021	February 22, 2024		53,052	4,749
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,955
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	11,418
Poong Young Yoon	Former Head of Corporate Center 1	March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,293
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	10,203
Seong Ho Ha	Former Head of Corporate Relations Center	February 22, 2019	February 23, 2021	February 22, 2024		53,052	4,157
		March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,028
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,830
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	9,341
Dong Hwan Cho	Head of Cloud Technology	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,375
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	8,697
		March 28, 2023	March 29, 2025	March 28, 2028		47,280	12,000
HyunA Lee	Head of Comm Service	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	8,746
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	12,884
		March 28, 2023	March 29, 2025	March 28, 2028		47,280	12,000
Sang Kyu Shin	Former Head of Corporate Culture Center	March 25, 2021	March 26, 2023	March 25, 2026		50,276	4,646
Jae Seung Song	Former Head of Corporate Development Croup	March 25, 2021	March 26, 2023	March 25, 2026		50,276	8,047
Myung Jin Han	Head of Corporate Strategy	March 25, 2021	March 26, 2023	March 25, 2026		50,276	4,403
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	11,274
		March 28, 2023	March 29, 2025	March 28, 2028		47,280	12,000
Byung Hoon Ryu	Former Head of Corporate Strategy Group	March 25, 2021	March 26, 2023	March 25, 2026		50,276	3,796

Recipient	Position	Grant date	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Bong Ho Lim	Head of Customer CIC	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858
		March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Jin Won Kim	Head of Corporate Planning	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,629
		March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Yong Joo Park	Head of ESG	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,334
		March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Hee Sup Kim	Head of Communication	March 25, 2022	March 26, 2024	March 25, 2027	56,860	7,086
		March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Jung Whan Ahn	Head of Corporate Culture	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858
		March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Kyeong Deog Kim	Head of Enterprise CIC	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Hyuk Kim	Head of Media Business&Alliance	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Min Yong Ha	Head of Corporate Development	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Young Log Cho	Head of CR	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Yong Hun Kim	Head of A. Product	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000
Hyun Ki Chang	Head of Digital Innovation CT	March 28, 2023	March 29, 2025	March 28, 2028	47,280	12,000

Item 6.C.	Board Practices

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

Our audit committee is composed of four independent non-executive directors: Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon and Haeyun Oh, each of whom is financially literate and independent under the rules of the

NYSE as applicable. Seok-Dong Kim is the chairman of the committee. The board of directors has determined that Seok-Dong Kim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one non-independent director, Kyu Nam Choi, and three independent directors, Yong-Hak Kim, Seok-Dong Kim and Junmo Kim. Junmo Kim is the chairman of the committee.

Strategy Committee

This committee is responsible for reviewing our annual business plan as well as establishing our key performance indicators (“KPIs”) and measuring our performance against such KPIs. The committee is comprised of two executive directors, Young Sang Ryu and Jong Ryeol Kang, one non-independent director, Kyu Nam Choi, and five independent directors, Yong-Hak Kim, Seok-Dong Kim, Youngmin Yoon, Junmo Kim and Haeyun Oh. Yong-Hak Kim is the chairman of the committee.

Compensation Committee

This committee oversees our overall compensation scheme for the representative director and the non-independent directors. The committee is responsible for reviewing both the criteria for and level of compensation. It is comprised of one non-independent director, Kyu Nam Choi, and three independent directors, Yong-Hak Kim, Seok-Dong Kim and Youngmin Yoon. Youngmin Yoon is the chairwoman of the committee.

ESG Committee

This committee is responsible for establishing and reviewing the direction of our environmental, social and governance policy as well as public filings and communications with related parties. This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive director, Jong Ryeol Kang, and three independent directors, Youngmin Yoon, Junmo Kim and Haeyun Oh. Haeyun Oh is the chairwoman of the committee.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2020(1)	34,847	6,250	41,097
December 31, 2021	23,457	668	24,125
December 31, 2022	25,099	954	26,053

(1)	Includes employees of our former subsidiaries that were spun off pursuant to the Spin-off in November 2021.

Labor Relations

As of December 31, 2022, SK Telecom had a company union consisting of 2,643 regular employees out of 5,036 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2020 were completed in September 2020 and resulted in an average monthly wage increase of 2.0% for SK Telecom employees. Our wage negotiations for 2021 were completed in March 2021 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2022 were completed in May 2022 and resulted in an average monthly wage increase of 5.3% for SK Telecom employees. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. As of December 31, 2022, the defined benefit obligation, which is the accrued and unpaid retirement and severance benefits, of Won 1,038.3 billion for all of our employees is reflected in our consolidated financial statements as a liability, of which a total of Won 1,214.0 billion was funded. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2022 was set at 5.32% of SK Telecom’s profit before income tax on a separate basis, or Won 61.0 billion. The contribution amount for 2021 was set at 4.09% of SK Telecom’s profit before income tax on a separate basis, or Won 56.0 billion. The contribution amount for 2020 was set at 5.00% of SK Telecom’s profit before income tax on a separate basis, or Won 50.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2023:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:
Young Sang Ryu	Executive Director, President and Chief Executive Officer	11,974	*	None	325,875
Jong Ryeol Kang	Executive Director, Head of ICT Infra	5,758	*	None	57,098

Executive Officers:
Hyuncheol Ku	Head of Sales	2,294	*	None	—
Young Sang Kwon	Head of Strategy	3,270	*	None	—
Dae Sung Kim	Head of Customer Planning	2,294	*	None	—
Kyeong Deog Kim	Head of Enterprise CIC		*	None	12,000
Seong Joon Kim	Head of Digital Channel	3,932	*	None	—
Yeong Joon Kim	Head of A. Conversation	2,277	*	None	—
Jung Hoon Kim	Head of Cloud Infra	2,643	*	None	—
Jiwon Kim	Head of Multimodal AI	2,808	*	None	—
Jee Hyun Kim	Head of PMO	1,576	*	None	—
Ji Hyung Kim	Head of Integrated Marketing Strategy	1,350	*	None	—
Ji Hoon Kim	Head of A. Product Growth	203	*	None	—
Jin Won Kim	Head of Corporate Planning	6,538	*	None	22,629
Hyuk Kim	Head of Media Business&Alliance	3,185	*	None	12,000

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Hee Sup Kim	Head of Communication	3,856	*	None	19,086
Jung Hwan Ryu	Head of Infra Strategy&Tech CT	3,456	*	None	—
Kap In Moon	Head of Smart Device CT	4,329	*	None	—
Myung Soon Park	Head of Infra DT	2,030	*	None	—
Yong Joo Park	Head of ESG	6,978	*	None	22,334
Suk Ham Sung	Head of Policy Cooperation	4,135	*	None	—
Jin Soo Seong	Head of Infra Service CT	6,710	*	None	—
Sang Wook Shin	Head of Content	1,974	*	None	—
Yong Sik Shin	Head of Connect Infra CO	3,587	*	None	—
Jeong Yeol Ahn	Head of HR Department	2,790	*	None	—
Jung Whan Ahn	Head of Corporate Culture	1,243	*	None	20,858
Maeng Seog Yang	Head of Metaverse CO	2,856	*	None	—
Sung Jin Yeum	Head of Corporate Culture Department	3,450	*	None	—
Hui Kang Yea	Head of Brand Strategy	4,739	*	None	—
Kyung Sig Oh	Head of Sports Marketing	2,636	*	None	—
Se Hyeon Oh	Head of Web3 CO	1,626	*	None	—
Jae Ho Yoo	Head of Portfolio Management	3,429	*	None	—
Sung Eun Yoon	Officer of Communication Team, SUPEX Council Project	1,911	*	None	—
Yong Chul Yoon	Officer of Communication Team, SUPEX Council Project	303	*	None	—
Jae Woong Yoon	Head of Subscription Service CO	1,474	*	None	—
Hyeong Sig Yoon	Head of Infra Customer CT	2,972	*	None	—
Gahp Jae Lee	Head of Region CP	3,632	*	None	—
Kwan Woo Lee	Head of Cloud Application	3,427	*	None	—
Gyu Sik Lee	Head of Enterprise AI Business	4,060	*	None	—
Ki Yoon Lee	Head of Change Management 2	4,143	*	None	—
Dong Kee Lee	Head of Cloud/MEC Technology	1,842	*	None	—
Sang Gu Lee	Head of Messaging CO	3,784	*	None	—
Sang Heon Lee	Head of Policy Development	2,986	*	None	—
Seung Yeoll Lee	Head of PR1	1,906	*	None	—
Jong Min Lee	Head of Future R&D	2,383	*	None	—
Joon Ho Lee	Head of ESG Development	2,854	*	None	—
Joong Ho Lee	Head of Metropolitan Area CP	2,929	*	None	—
HyunA Lee	Head of Comm Service	1,860	*	None	38,261
Bong Ho Lim	Head of Customer CIC	3,624	*	None	20,858
Jeong Yeon Lim	Head of Media R&D	1,802	*	None	—
Hyuk Joon Chang	Head of Corporate Planning	1,326	*	None	—
Hyun Ki Chang	Head of Digital Innovation CT	—	*	None	12,000
Hong Sung Chang	Head of AdTech CO	3,493	*	None	—
Dae Dug Jeong	Head of Finance	2,629	*	None	—
Doh Hee Jung	Head of Data R&D	1,971	*	None	—
Jai Hun Jung	Officer of ICT Advisory Division	303	*	None	—
Chang Kawn Jung	Head of Infra Business	2,882	*	None	—
Hui Yong Jeong	Head of Business Development	1,261	*	None	—
Dong Hwan Cho	Head of Cloud Technology	3,815	*	None	30,703
Young Log Cho	Head of CR	5,135	*	None	12,000
Ik Hwan Cho	Head of Metaverse Development	2,149	*	None	—
Jong Keun Chai	Head of Compliance	5,454	*	None	—
Nag Hun Choi	Head of Industrial AIX CO	3,463	*	None	—
Yong Jin Choi	Head of Open AIX R&D	2,668	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Woo Seong Choi	Head of SK Telecom Japan	303	*	None	—
Il Gyu Choi	Head of Digital Infra CO	2,272	*	None	—
Tae Won Chey	Chairman	303	*	None	—
Hwa Sik Choi	Head of Serious Accident Prevention	1,921	*	None	—
Hwan Seok Choi	Head of Corporate Strategy	2,103	*	None	—
Myung Bok Ha	Head of Central Regional CP	1,839	*	None	—
Min Yong Ha	Head of Corporate Development	4,749	*	None	12,000
Myung Jin Han	Head of Corporate Strategy	10,638	*	None	27,677
Geun Man Hur	Head of Metropolitan Infra	2,886	*	None	—
Jin Hur	Head of SK Research Institute	197	*	None	—
Seung Tae Hong	Head of Customer Value Innovation	2,722	*	None	—
Davis Eric Hartman	Head of GLM	1,205	*	None	—
Hai Sung Kwon	Head of AI/DT	1,637	*	None	—
Dong Hyun Kim	Head of Brand Comm	2,653	*	None	—
Sang Bum Kim	Head of Distribution	1,554	*	None	—
Bu Sik Min	Head of ER	598	*	None	—
Jae Won Bok	Head of Infra Red	740	*	None	—
Ji Hwan Suk	Head of Cloud Data	1,368	*	None	—
In Hyuk Sohn	Head of PMO	2,656	*	None	—
Su Yeon Song	Officer of Investment Team 2, SUPEX Council Project	774	*	None	—
Young Tak Lee	Head of CR Support	1,505	*	None	—
Jung Ryong Lee	Head of A.Data	1,339	*	None	—
Jong Hoon Lee	Head of Infra Engineering	1,063	*	None	—
Joon Hyoung Lee	Head of Platform	1,247	*	None	—
Sang Hyuk Cho	Head of Strategic Partnership	1,560	*	None	—
Jai Won Choi	Head of Western Regional CP	1,715	*	None	—
Sang Dong Han	Head of Growth Support	1,068	*	None	—
Jong Hwan Um	Head of ESG Alliance	49	*	None	—
Yong Hun Kim	Head of A. Product	—	*	None	12,000

Total		162,145	*		657,379

*	Less than 1%.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2022, approximately 54.4% of our issued shares were held in Korea by approximately 202,069 shareholders. We estimate that, as of December 31, 2022, there were at least 27,252 record holders of our ADRs evidencing ADSs resident in the United States, and 2,876,366 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 1.3% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2022 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(1)	Percentage of Total Shares Outstanding(2)
SK Inc.	65,668,397	30.0%	30.1%
National Pension Service	16,846,066	7.7	7.7

(1)	Calculated based on 218,833,144 total issued shares, which include 801,091 treasury shares, as of December 31, 2022.

(2)	Calculated based on 218,032,053 total outstanding shares as of December 31, 2022.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2022	2021	2020
	(As a percentage of total issued shares)(1)
SK Group(2)	30.0%	30.0%	26.8%
SK Inc.	30.0	30.0	26.8
National Pension Service	7.7	9.6	11.0

(1)

Includes 801,091 shares, 1,250,992 shares and 9,418,558 shares held in treasury as of December 31, 2022, 2021 and 2020, respectively. In 2022, we transferred 449,901 treasury shares as bonus payments to certain of our officers and employees. In 2021, we repurchased 288,000 common shares under a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm, dated August 28, 2020 (the “Share Repurchase Agreement”), and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the effectiveness of the Stock Split. The Share Repurchase Agreement was terminated on April 30, 2021.

(2)	SK Group’s ownership interest as of December 31, 2022, 2021 and 2020 consisted of the ownership interest of SK Inc. only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2023, SK Inc. held 30.0% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Inc. announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2023, the total number of our common shares outstanding was 218,466,141.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2022.

SK Networks

As of December 31, 2022, we had Won 0.5 billion of accounts receivable from SK Networks. As of the same date, we had Won 113.9 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices provided by PS&Marketing. The operating expenses we incurred with respect to SK Networks, including aggregate fees we paid to SK Networks for dealer commissions, amounted to Won 904.3 billion in 2022, Won 1,055.5 billion in 2021 and Won 1,023.0 billion in 2020.

SK Inc.

We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The operating expenses we incurred with respect to SK Inc., including aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand, amounted to Won 389.7 billion in 2022, Won 385.2 billion in 2021 and Won 380.3 billion in 2020. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 114.9 billion in 2022, Won 82.2 billion in 2021 and Won 76.5 billion in 2020. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-126.

Legal Proceedings

KFTC Proceedings

In March 2021, the KFTC imposed a fine of Won 3.2 billion on each of SK Telecom and SK Broadband (which SK Telecom and SK Broadband have paid in full) and issued a correctional order in connection with the payment by SK Telecom of a portion of sales commissions for SK Broadband’s IPTV services in the course of bundling and selling services that combine SK Telecom’s wireless and high-speed wireless Internet services with SK Broadband’s IPTV services in violation of the Fair Trade Act. In April 2021, we initiated an administrative proceeding, which is currently pending, requesting the revocation of the fine and the correctional order.

The KFTC is currently investigating all three of the mobile network operators in the Korean market, including us, in connection with alleged violations of the Act on Fair Labeling and Advertising relating to the advertised transmission speed of the 5G wireless services of each of these mobile network operators. The outcome of this pending investigation cannot be predicted at this time.

KCC Proceedings

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

The following table sets forth the interim and annual dividend per share and the aggregate total amount of dividends declared, as well as the number of outstanding shares entitled to dividends, with respect to the years ended December 31, 2020, 2021 and 2022. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
Interim dividend (for the period ended June 30, 2020)	￦ 1,000	￦ 73.1	73,136,448
Annual dividend (for the year ended December 31, 2020)	9,000	641.9	71,327,153
Interim dividend (for the period ended June 30, 2021)	2,500	177.9	71,160,643
Interim dividend (for the period ended September 30, 2021)	2,500	177.9	71,160,643
Annual dividend (for the year ended December 31, 2021)	1,660	361.2	217,582,152	(1)
Interim dividend (for the period ended March 31, 2022)	830	180.9	218,002,830	(1)
Interim dividend (for the period ended June 30, 2022)	830	181.0	218,032,053	(1)
Interim dividend (for the period ended September 30, 2022)	830	181.0	218,032,053	(1)
Annual dividend (for the year ended December 31, 2022)	830	181.0	218,032,053	(1)

(1)	Reflects the Stock Split, which became effective as of October 28, 2021.

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

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2023, 218,466,141 shares of our common stock were outstanding.

The ADSs are traded on the NYSE and the London Stock Exchange. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents five-ninths of one share of our common stock. As of March 31, 2023, ADSs representing 13,718,088 shares of our common stock were outstanding.

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

General

The name of our company is SK Telecom Co., Ltd. We are registered under the laws of Korea under the commercial registry number of 110111-0371346. As specified in Article 2 (Objectives) of our articles of incorporation, as amended, our objectives are the rational management of the telecommunications business, development of telecommunications technology, and contribution to public welfare and convenience. In order to achieve these objectives, we are engaged in the following:

•	information and communication business;

•	sale and lease of subscriber handsets;

•	new media business;

•	advertising business;

•	mail order sales business;

•	real estate business (development, management and leasing, etc.) and chattel leasing business;

•	research and technology development relating to the first four items above;

•	overseas and import/export business relating to the first four items above;

•	manufacture and distribution business relating to the first four items above;

•	travel business;

•	electronic financial services business;

•	film business (production, import, distribution and screening);

•	lifetime education and management of lifetime educational facilities;

•	electric engineering business;

•	information- and communication-related engineering business;

•	ubiquitous city construction and related service business;

•	any related business through investment, management and operation of our Korean or offshore subsidiaries and investment companies;

•	construction business, including the machine and equipment business;

•	export/import business and export/import intermediation/agency business;

•	electrical business such as intelligent electrical grid business;

•	data production, trading and utilization business, including MyData business;

•	manufacture, import, maintenance, sale and lease of medical equipment and veterinary medical equipment business; and

•	any business or undertaking incidental or conducive to the attainment of the objectives stated above.

Currently, our authorized share capital is 670,000,000 shares, which consists of shares of common stock, par value Won 100 per share, and shares of non-voting stock, par value Won 100 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2023, 218,833,144 common shares were issued, of which 367,003 shares were held by us in treasury. In connection with the Spin-off, we also engaged in the Stock Split, pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. In 2021, we repurchased 288,000 common shares under the Share Repurchase Agreement and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the application of the effects of the Stock Split. In 2022, we transferred an additional 449,901 treasury shares as bonus payments to certain of our officers and employees. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”), as discussed below under “— Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “Passive Foreign Investment Company Rules”, we believe that we may have been classified as a PFIC with respect to our taxable year ending December 31, 2021, but we do not believe that we were classified as a PFIC with respect to our taxable year ending December 31, 2022. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.

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

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. Due to fluctuations in our stock price and changes in the value and composition of our assets, including our substantial investment in the stock of SK Hynix prior to the Spin-off, which was treated as a passive asset for this purpose, we believe that we may have been classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2021, but we do not believe that we were classified as a PFIC with respect to our taxable year ending December 31, 2022. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future, based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

You should consult your own tax advisors regarding our classification as a PFIC for 2021, 2022 or in the current or future years.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs, such U.S. holder will generally be subject to the unfavorable rules described above for that year and for each subsequent year in which such U.S. holder holds the common shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, a U.S. holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such U.S. holder’s common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. As discussed above, we may have been a PFIC for our taxable year ending December 31, 2021. U.S. holders who held common shares or ADSs at any time during that year should consult their own tax advisor about the advisability of making this election.

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

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea (the “Treaty”).

Subject to generally applicable limitations and conditions, Korean withholding tax imposed on dividends paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, the Korean tax may be treated as meeting the new requirements and therefore as a creditable tax. The application of these requirements to the Korean tax on any dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if such withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, will generally not be subject to Korean withholding tax on capital gains. If a U.S. holder is not eligible for benefits under the Treaty and is therefore subject to Korean withholding tax on capital gains, the U.S. holder may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources. Instead of claiming a credit, a U.S. holder may, at its election, deduct such Korean taxes in computing taxable income, if the U.S holder has elected to deduct all foreign income taxes for the taxable year.

Any Korean securities transaction tax or agricultural and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the common shares or ADSs.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.20% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

Item 10.I.	Subsidiary Information

Not applicable.

Item 10.J.	Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities and to equity price risk as a result of our investment in equity instruments.

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2020. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007, US$500 million of bonds issued in April 2018 and US$300 million of bonds issued in August 2018. We also entered into floating-to-fixed interest rate swap contracts to hedge interest rate risks with respect to Won 12.5 billion of borrowings from December 2018. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 4.7 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2022. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2022:

	Maturities
	2023		2024		2025		2026		2027		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	￦	1,072.8	￦	1,568.2	￦	1,846.0	￦	449.8	￦	423.8	￦	1,994.2	￦	7,354.8	￦	6,723.5
Average weighted rate(1)		2.85%		2.28%		2.86%		1.98%		3.46%		2.46%
Variable rate		12.5		40.0		—		—		—		—		52.5		52.5
Average weighted rate(1)		4.80%		6.31%		—		—		—		—

Sub-total		1,085.3		1,608.2		1,846.0		449.8		423.8		1,994.2		7,407.3		6,776.0

Foreign currency:
Fixed-rate		1,012.8		—		—		—		503.6		—		1,516.4		1,569.9
Average weighted rate(1)		3.80%		—		—		—		6.63%		—
Variable rate		—		—		379.1		—		—		—		379.1		379.1
Average weighted rate(1)		—		—		5.66%		—		—		—

Sub-total		1,012.8		—		379.1		—		503.6		—		1,895.5		1,949.0

Total	￦	2,098.1	￦	1,608.2	￦	2,225.1	￦	449.8	￦	927.4	￦	1,994.2	￦	9,302.8	￦	8,725.0

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 16.9 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2022. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2022, 2021 and 2020, a 10.0% increase in the equity indices where our equity investments at fair value through other comprehensive income are listed, with all other variables held constant, would have increased our total equity by Won 103.8 billion, Won 140.0 billion and Won 94.6 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2022, we received US$1,314,492.18, net of taxes, from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2022. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, Ernst & Young Han Young, or E&Y, on the effectiveness of our internal control over financial reporting as of December 31, 2022 is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our current independent registered public accounting firm E&Y and its affiliates for the year ended December 31, 2022 and our former independent registered public accounting firm KPMG Samjong Accounting Corp. (“KPMG Samjong”) and its affiliates for the year ended December 31, 2021:

	Year Ended December 31,
	2022		2021
	(In millions of Won)
Audit Fees	￦	4,654	￦	5,969
Audit-Related Fees		—		62
Tax Fees		26		262
All Other Fees		200		—

Total	￦	4,880	￦	6,293

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for, in 2021, (i) the provision of documents in connection with the MSIT’s reallocation of certain of our frequency usage rights and (ii) performance of agreed-upon procedures services regarding quarterly financial information relating to the Spin-off Businesses’ presentation as discontinued operations in our consolidated financial statements.

“Tax Fees” are fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

All Other Fees” are fees billed by our independent registered public accounting firm for the issuance of System and Organization Controls (“SOC”) reports for a subsidiary in 2022.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2022, we did not make any purchase of our common shares.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 333-04906), filed on April 28, 2022.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of one non-independent director and three independent directors.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation committee comprised of one non-independent director and three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have two equity compensation plans: a stock option plan for officers and directors and employee stock ownership plan for employees (“ESOP”). We manage such compensation plans in compliance with the applicable laws and our articles of incorporation, provided that, under certain limited circumstances, the grant of stock options or matters relating to ESOP are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-2
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-4
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-5
Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-7
Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	F-10
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-14
Notes to the Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020	F-16

Financial Statements of SK Hynix (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Consolidated Statements of Financial Position as of October 31, 2021 and December 31, 2020 (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Consolidated Statements of Comprehensive Income for the ten months ended October 31, 2021 and the years ended December 31, 2020 and 2019 (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Consolidated Statements of Changes in Equity for the ten months ended October 31, 2021 and the years ended December 31, 2020 and 2019 (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Consolidated Statements of Cash Flows for the ten months ended October 31, 2021 and the years ended December 31, 2020 and 2019 (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Notes to the Consolidated Financial Statements for the ten months ended October 31, 2021 and the years ended December 31, 2020 and 2019 (incorporated by reference to Item 18 of the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of KPMG Samjong dated April 28, 2022 (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Hee Jun Chung
Name:	Hee Jun Chung
Title:	Vice President, Head of IR

Date: April 27, 2023

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements (as of December 31, 2022 and for the year then ended)	F-2

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2021, and for each of the two years in the period then ended)	F-4

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-5

Consolidated Statements of Financial Position as of December 31, 2022 and 2021	F-7

Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020	F-9

Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	F-10

Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020	F-11

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	F-14

Notes to the Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2023 expressed an unqualified opinion thereon.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

Description of the Matter	At December 31, 2022, the amount of goodwill allocated to the fixed-line telecommunication services CGU is ￦764,082 million. As described in notes 3 (12) and 16 of the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use (“VIU”).

Auditing management’s evaluation of goodwill impairment for the fixed-line telecommunication services CGU was complex due to the significant judgment involved in the management’s estimates of future operating revenue, perpetual growth rate and discount rate applied in determining the recoverable amount of the fixed-line telecommunication services CGU.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness, of controls over the Group’s goodwill impairment assessment process, including controls over management’s review of the significant assumptions described above.
To test the estimated recoverable amount of the Group’s fixed line telecommunication services CGU, we performed audit procedures that included, among others, sensitivity analyses over both the discount rate and the perpetual growth rate used in the discounted cash flow forecast to assess the impact of changes in these assumptions on the Group’s determination of the VIU of the fixed-line telecommunication services CGU. We also assessed the Group’s ability to make accurate forecast by comparing the historical projections with the actual results and evaluated the appropriateness of the estimated operating revenue by comparing it with the financial budgets approved by the Group.

In addition, we involved our internal specialists to assist us in evaluating the reasonableness of: (1) the estimated operating revenue and perpetual growth rate by comparing them with telecommunication industry reports as well as the Group’s historical performance; and (2) the discount rate by comparing it with a discount rate that was independently developed using publicly available market data for comparable entities.
/s/ Ernst &Young Han Young
We have served as the Group’s auditor since 2022.
Seoul, the Republic of Korea
April 27, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
SK Telecom Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Spin-off
of Semiconductor and New ICT businesses
As described in Note 3 and Note 41, SK Telecom Co., Ltd. completed the spin-off
of certain businesses on November 1, 2021. The
spin-off
company, namely SK Square Co., Ltd., is engaged in managing investments in semiconductor, new Information and Communication Technologies(“ICT”) and making new investments. The spun-off
businesses are presented as discontinued operations, and the comparative consolidated statements of income for 2020 have been re-presented
to present the discontinued operations separately from continuing operations.
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
/s/ KPMG Samjong Accounting Corp.
We served as the Group’s auditor from 2012 to 2021.
Seoul, Korea
April 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited SK Telecom Co., Ltd. and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 27, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst &Young Han Young
Seoul, the Republic of Korea
April 27, 2023

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	5,34,35	￦	1,882,291	872,731
Short-term financial instruments	5,34,35		237,230	508,677
Short-term investment securities	10,34,35		—	5,010
Accounts receivable — trade, net	6,34,35,36		1,970,611	1,913,511
Short-term loans, net	6,34,35,36		78,590	70,817
Accounts receivable — other, net	6,34,35,36,37		479,781	548,362
Contract assets	8,35		83,058	76,698
Prepaid expenses	7		1,974,315	1,987,503
Prepaid income taxes	31		415	77
Derivative financial assets	22,34,35,38		168,527	30,110
Inventories, net	9		166,355	204,637
Non-current assets held for sale	40		6,377	8,734
Advanced payments and others	6,34,35		171,646	125,798

			7,219,196	6,352,665

Non-Current Assets:
Long-term financial instruments	5,34,35		375	375
Long-term investment securities	10,34,35		1,410,736	1,715,078
Investments in associates and joint ventures	12		1,889,289	2,197,351
Investment property, net	14		25,137	23,034
Property and equipment, net	13,15,36,37		13,322,492	12,871,259
Goodwill	11,16		2,075,009	2,072,493
Intangible assets, net	17		3,324,910	3,869,769
Long-term contract assets	8,35		49,163	41,580
Long-term loans, net	6,34,35,36		26,973	21,979
Long-term accounts receivable — other	6,34,35,36,37		373,951	275,238
Long-term prepaid expenses	7		1,073,422	1,069,148
Guarantee deposits, net	6,34,35,36		167,441	186,713
Long-term derivative financial assets	22,34,35,38		152,633	187,484
Deferred tax assets	31		6,860	128
Defined benefit assets	21		175,748	18,427
Other non-current assets	6,34,35		14,927	8,556

			24,089,066	24,558,612

Total Assets		￦	31,308,262	30,911,277

The accompanying notes are an integral part of the consolidated financial statements.

F-
7

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position — (Continued)
As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable — trade	34,35,36	￦	89,255	190,559
Accounts payable — other	34,35,36		2,427,906	2,071,870
Withholdings	34,35,36		803,555	790,489
Contract liabilities	8		172,348	166,436
Accrued expenses	26,34,35		1,505,549	1,295,404
Income tax payable	31		112,358	192,221
Derivative financial liabilities	22,34,35,38		—	52
Provisions	20,39		39,683	61,656
Short-term borrowings	18,34,35,38		142,998	12,998
Current portion of long-term debt, net	18,34,35,38		1,967,586	1,430,324
Current portion of long-term payables — other	19,34,35,38		398,874	398,823
Lease liabilities	34,35,36,38		386,429	349,568
Other current liabilities			—	35

		8,046,541		6,960,435

Non-Current Liabilities:
Debentures, excluding current portion, net	18,34,35,38		6,524,095	7,037,424
Long-term borrowings, excluding current portion, net	18,34,35,38		668,125	353,122
Long-term payables — other	19,34,35,38		1,239,467	1,611,010
Long-term lease liabilities	34,35,36,38		1,395,628	1,184,714
Long-term contract liabilities	8		61,574	36,531
Defined benefit liabilities	21		61	13,157
Long-term derivative financial liabilities	22,34,35,38		302,593	321,084
Long-term provisions	20		79,415	65,339
Deferred tax liabilities	31		763,766	941,301
Other non-current liabilities	34,35,36		71,801	52,022

			11,106,525	11,615,704

Total Liabilities			19,153,066	18,576,139

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,26		(11,965,876)	(12,022,485)
Hybrid bonds	25		398,759	398,759
Retained earnings	27		22,463,711	22,437,341
Reserves	28		391,233	735,238

Equity attributable to owners of the Parent Company			11,318,320	11,579,346
Non-controlling interests			836,876	755,792

Total Shareholders’ Equity			12,155,196	12,335,138

Total Liabilities and Shareholders’ Equity		￦	31,308,262	30,911,277

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2022, 2021 and 2020

(In millions of won except for per share data)	Note	2022		2021	2020
Continuing operations
Operating revenue and other income:
Revenue	4,36	￦	17,304,973	16,748,585	16,087,747
Other income	4,29,36		56,259	115,763	95,751

			17,361,232	16,864,348	16,183,498

Operating expenses:	36
Labor			2,449,813	2,300,754	2,108,496
Commission	7		5,518,786	5,426,114	5,103,012
Depreciation and amortization	4		3,621,325	3,672,555	3,664,665
Network interconnection			715,285	749,599	770,712
Leased lines			268,426	310,141	293,960
Advertising			252,402	233,401	272,091
Rent			143,747	140,418	171,179
Cost of goods sold			1,268,124	1,167,417	1,106,001
Others	4,29		1,528,976	1,431,587	1,658,362

			15,766,884	15,431,986	15,148,478

Operating profit	4		1,594,348	1,432,362	1,035,020
Finance income	4,30		179,838	155,133	140,685
Finance costs	4,30		(456,327)	(315,604)	(322,943)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,12		(81,707)	446,300	52,456

Profit before income tax	4		1,236,152	1,718,191	905,218
Income tax expense	31		288,321	446,796	221,262

Profit from continuing operations			947,831	1,271,395	683,956
Profit from discontinued operations, net of taxes	41		—	1,147,594	816,582

Profit for the year		￦	947,831	2,418,989	1,500,538

Attributable to:
Owners of the Parent Company		￦	912,400	2,407,523	1,504,352
Non-controlling interests			35,431	11,466	(3,814)
Earnings per share	32
Basic earnings per share (in won)		￦	4,118	7,191	4,093
Basic earnings per share — continuing operations (in won)			4,118	3,614	1,741
Diluted earnings per share (in won)			4,116	7,187	4,092
Diluted earnings per share — continuing operations (in won)			4,116	3,613	1,741

The accompanying notes are an integral part o
f th
e consolidated financial statements.

F-
9

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Note	2022		2021	2020
Profit for the year		￦	947,831	2,418,989	1,500,538
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	21		70,885	16,374	(2,637)
Net change in other comprehensive income of investments in associates and joint ventures	12,28		—	4,796	271
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,30		(491,853)	920,871	579,678
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	12,28		119,707	356,503	(114,478)
Net change in unrealized fair value of derivatives	22,28,30		(21,366)	16,133	19,138
Foreign currency translation differences for foreign operations	28		16,401	47,515	(20,150)

Other comprehensive income (loss) for the year, net of taxes			(306,226)	1,362,192	461,822

Total comprehensive income		￦	641,605	3,781,181	1,962,360

Total comprehensive income attributable to:
Owners of the Parent Company		￦	601,193	3,473,445	1,869,075
Non-controlling interests			40,412	307,736	93,285

The accompanying notes are an
inte
gral part of the consolidated financial statements.

F-
1
0

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2020	￦	44,639	607,722	398,759	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit (loss) for the year		—	—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	(4,992)	369,715	364,723	97,099	461,822

		—	—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends (note 33)		—	—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends (note 33)		—	—	—	(73,136)	—	(73,136)	—	(73,136)
Share option (note 26)		—	179	—	—	—	179	1,256	1,435
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(426,664)	—	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries (note 11)		—	97,207	—	—	—	97,207	696,872	794,079

		—	(329,278)	—	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020	￦	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243

The accompanying notes are an integral part of the consolidated financial statements.

F-1
1

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2021	￦	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year		—	—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income (note 12,21,22,28,30)		—	—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

		—	—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends (note 33)		—	—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends (note 33)		—	—	—	(355,804)	—	(355,804)	—	(355,804)
Share option (note 26)		—	75,498	—	—	—	75,498	12,124	87,622
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(76,111)	—	—	—	(76,111)	—	(76,111)
Disposal of treasury shares (note 24)		—	57,017	—	—	—	57,017	—	57,017
Retirement of treasury shares (note 24)		—	1,965,952	—	(1,965,952)	—	—	—	—
Changes from spin-off (note 41)		(14,146)	(14,460,588)	—	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries (note 11)		—	137,303	—	—	—	137,303	(4,435)	132,868

		(14,146)	(12,300,929)	—	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021	￦	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138

The accompanying notes are an integral part of the consolidated financial statements.

F-1
2

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2022	￦	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the year		—	—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

		—	—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends (note 33)		—	—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends (note 33)		—	—	—	(542,876)	—	(542,876)	—	(542,876)
Share option (note 26)		—	72,261	—	—	—	72,261	—	72,261
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares (note 24)		—	(2,683)	—	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries (note 11)		—	(12,969)	—	—	—	(12,969)	40,672	27,703

		—	56,609	—	(918,828)	—	(862,219)	40,672	(821,547)

Balance, December 31, 2022	￦	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196

The accompanying notes are an integral pa
rt o
f the consolidated financial statements.

F-1
3

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Note	2022		2021	2020
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	947,831	2,418,989	1,500,538
Adjustments for income and expenses	38		4,719,438	3,473,779	4,256,654
Changes in assets and liabilities related to operating activities	38		118,106	(568,695)	302,458

			5,785,375	5,324,073	6,059,650
Interest received			52,163	37,403	41,832
Dividends received			16,388	327,906	166,019
Interest paid			(259,719)	(306,634)	(397,351)
Income tax paid			(434,890)	(351,469)	(48,274)

Net cash provided by operating activities			5,159,317	5,031,279	5,821,876

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			264,693	162,565	—
Decrease in short-term investment securities, net			5,010	32,544	17,684
Collection of short-term loans			123,700	137,196	77,114
Decrease in long-term financial instruments			330,032	343	99
Proceeds from disposals of long-term investment securities			104,190	78,261	46,065
Proceeds from disposals of investments in associates and joint ventures			342,645	100,634	2,715
Proceeds from disposals of non-current assets held for sale			20,136	—	—
Proceeds from disposals of property and equipment			15,792	61,425	102,526
Proceeds from disposals of intangible assets			10,993	14,618	39,654
Collection of long-term loans			1,134	4,166	4,608
Decrease in deposits			10,056	6,941	16,244
Proceeds from settlement of derivatives			1,542	1,495	845
Proceeds from disposals of subsidiaries			—	—	165
Cash inflow from business combination, net			—	—	115,834
Cash inflow from transfers of business, net			—	—	5,395

			1,229,923	600,188	428,948
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	—	(596,025)
Increase in short-term loans			(127,263)	(100,209)	(103,604)
Increase in long-term loans			(11,724)	(9,877)	(11,044)
Increase in long-term financial instruments			(330,032)	(21)	(2)
Acquisitions of long-term investment securities			(436,753)	(286,566)	(95,474)
Acquisitions of investments in associates and joint ventures			(11,065)	(222,765)	(170,292)
Acquisitions of property and equipment			(2,908,287)	(2,915,851)	(3,557,800)
Acquisitions of intangible assets			(138,136)	(392,588)	(129,976)
Increase in deposits			(12,146)	(51,274)	(12,175)
Cash outflow for business combinations, net			(62,312)	(107,226)	(2,958)

			(4,037,718)	(4,086,377)	(4,679,350)

Net cash used in investing activities		￦	(2,807,795)	(3,486,189)	(4,250,402)

The accompanying notes are an integral part of the consolidated financial statements.

F-1
4

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Note	2022		2021	2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		￦	130,000	—	76,375
Proceeds from issuance of debentures			1,200,122	873,245	1,420,962
Proceeds from long-term borrowings			440,000	350,000	1,947,848
Increase in financial liabilities at FVTPL			—	129,123	—
Cash inflows from settlement of derivatives			768	332	36,691
Transactions with non-controlling shareholders			31,151	444,124	17,766

			1,802,041	1,796,824	3,499,642
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(50,823)	—
Repayments of long-term payables — other			(400,245)	(426,267)	(428,100)
Repayments of debentures			(1,390,000)	(890,000)	(975,500)
Repayments of long-term borrowings			(41,471)	(286,868)	(1,950,874)
Payments of dividends			(904,020)	(1,028,520)	(742,136)
Payments of interest on hybrid bonds			(14,766)	(14,766)	(14,766)
Repayments of lease liabilities			(401,054)	(431,674)	(412,666)
Acquisition of treasury shares			—	(76,111)	(426,664)
Cash outflows resulting from spin-off			—	(626,000)	—
Transactions with non-controlling shareholders			(367)	(19,406)	(6,515)

			(3,151,923)	(3,850,435)	(4,957,221)

Net cash used in financing activities	38		(1,349,882)	(2,053,611)	(1,457,579)

Net increase (decrease) in cash and cash equivalents			1,001,640	(508,521)	113,895
Cash and cash equivalents at beginning of the year			872,731	1,369,653	1,270,824
Effects of exchange rate changes on cash and cash equivalents			7,920	11,599	(15,066)

Cash and cash equivalents at end of the year		￦	1,882,291	872,731	1,369,653

The accompanying notes are
an
integral part of the interim consolidated financial statements.

F-1
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020

1.	Reporting Entity
(1)    General
SK Telecom Co., Ltd. (the “Parent Company”) was incorporated
o
n March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65,
Eulji-ro,
Jung-gu,
Seoul, Korea.
The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares		Percentage of total shares issued (%)
	2022	2021	2022	2021
SK Inc.	65,668,397	65,668,397	30.01	30.00
National Pension Service	16,846,066	21,076,493	7.69	9.63
Institutional investors and other shareholders	131,671,103	126,990,775	60.17	58.04
Kakao Corp.	—	3,846,487	—	1.76
Kakao Investment Co., Ltd.	3,846,487	—	1.76	—
Treasury shares	801,091	1,250,992	0.37	0.57

	218,833,144	218,833,144	100.00	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.
On November 1, 2021, the date of
spin-off,
the Parent Company completed the
spin-off
of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments (See note 41).
(2)    List of subsidiaries
The list of subsidiaries as of December 31, 2022 and 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*2)	Korea	Cable broadcasting services	—	100.0
	SAPEON Inc.(*2,3)	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	—

F-1
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2022	Dec. 31, 2021

Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0

Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—

Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4

Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8

Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*2,5)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—

Others(*6)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Details of changes in the consolidation scope for the year ended December 31, 2022 are presented in note 1-(4).

(*3)
The Parent Company newly established SAPEON inc. and the ownership interest of the Parent Company in SAPEON inc. has changed from 100% to 62.5% due to unequal paid-in
capital increase of SAPEON Inc. incurred after the establishment for the year ended December 31, 2022.

(*4)
PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at
~~￦~~
72,859 million in cash for the year ended December 31, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SK ICT Family.

(*5)	The Parent Company newly established SAPEON Korea Inc. and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. at ~~￦~~ 40,000 million in cash during the year ended December 31, 2022.

(*6)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.
(3)    Condensed financial information of subsidiaries

1)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

F-1
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

2)	Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	￦	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

3)	Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
Dreamus Company(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
Onestore Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307
Tmap Mobility Co., Ltd.		170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of Dreamus Company is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of Dreamus Company.

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

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.
(4)    Changes in subsidiaries
1)    The list of subsidiaries that were newly included in consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company

SAPEON Inc.	Established by the Parent Company

SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation
2)    The list of subsidiaries that were excluded from consolidation for the year ended December 31, 2022 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Merged into SK Broadband Co., Ltd
(5)    The financial information of significant
non-controlling
interests of the Group as of and for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	￦	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	￦	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528
Net cash provided by operating activities	￦	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)
Dividends paid to non-controlling interests for the year ended December 31, 2022	￦	—

(*)	The condensed financial information above is the consolidated financial information of the subsidiary and is reflected fair value adjustments that occurred a business combination.

F-
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	￦	1,252,935
Non-current assets		4,886,448
Current liabilities		(1,433,800)
Non-current liabilities		(1,717,074)
Net assets		2,988,509
Carrying amount of non-controlling interests		740,771

	2021
Revenue	￦	4,049,156
Profit for the year		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935
Net cash provided by operating activities	￦	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599
Dividends paid to non-controlling interests for the year ended December 31, 2021	￦	—

(*)	The condensed financial information above is the consolidated financial information of the subsidiary and is reflected fair value adjustments that occurred a business combination.

F-
2
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Dreamus Company		Onestore Co., Ltd.	Eleven Street Co., Ltd.	SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	￦	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	￦	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	￦	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests for the year ended December 31, 2020	￦	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co., Ltd.) includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

2.	Basis of Preparation
(1)    Statement of compliance
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

F-2
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

These consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2023 for statutory shareholders’ approval purpose, and re-authorized
for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 27, 2023.
(2)    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets
(3)    Functional and presentation currency
Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

F-22

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

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

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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

F-23

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Information about assumptions used for fair value measurements are included in note 22 and note 35.

3.	Significant Accounting Policies
The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2022, the significant accounting policies applied by the Group in these consolidated financial statements have been consistently applied for all periods presented, except for the changes described below.
The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2022 are as follows. These amended standards had no significant impact on the Group’s consolidated financial statements.

•	Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 7).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Annual Improvements to IFRS 2018-2020.
As described in note 41, the Parent Company carried out a
spin-off
of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied IFRS 5,
Non-current
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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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

F-2
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).
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
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e., the basis immediately before the change.
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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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
income (loss).
The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~10
Right-of-use assets	1 ~ 50

F-
3
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.
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
(9)    Intangible assets
Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses
, as applicable
.
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
The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20
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
For the years ended December 31, 2022, 2021 and 2020

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
(11)    Investment property
Investment properties are properties held to earn
rent
i
ncome

and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.
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
For the years ended December 31, 2022, 2021 and 2020

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
(a)    Group as a lessee
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
Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

F-3
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

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
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases. The Group recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.
(b)    Group as a lessor
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
(14)    Non-current
assets held for sale
Non-current
assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as

F-3
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current
assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.
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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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
(b)    Emissions liability
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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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
For the years ended December 31, 2022, 2021 and 2020

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

F-
4
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(27)    Discontinued operation
A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired only for a purpose of resale.
When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented
as if the operation had been discontinued from the start of the earliest
comparative year.
(28)    Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2022 are disclosed below. The following amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

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
The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Inter-segment revenue		1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External revenue		12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization		2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)		1,334,306	311,210	(2,126)	1,643,390	(49,042)	1,594,348
Finance income and costs, net							(276,489)
Loss relating to investments in associates and joint ventures, net							(81,707)
Profit before income tax							1,236,152

F-4
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
	2021
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	595	1,432,362	73,005
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Profit before income tax							1,718,191	1,352,746

(In millions of won)
	2020
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	￦	13,853,274	4,467,863	317,065	18,638,202	(2,550,455)	16,087,747	3,015,563
Inter-segment revenue		1,505,311	1,035,645	9,499	2,550,455	(2,550,455)	—	478,659
External revenue		12,347,963	3,432,218	307,566	16,087,747	—	16,087,747	2,536,904
Depreciation and amortization		2,892,460	874,562	10,675	3,777,697	(113,032)	3,664,665	326,417
Operating profit (loss)		1,031,887	258,973	645	1,291,505	(256,485)	1,035,020	69,614
Finance income and costs, net							(182,258)	(73,739)
Gain relating to investments in subsidiaries, associates and joint ventures, net							52,456	975,947
Profit before income tax							905,218	971,822

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

The Group has restated the previously reported segment information for the year ended December 31, 2020 to reflect reclassification of operating segments due to spin-off.

F-4
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Total segment operating profit (Before adjustments)	￦	1,643,390	1,431,767	1,291,505
Adjustments(*1)		(31,320)	(44,605)	(42,927)

Total segment operating profit		1,612,070	1,387,162	1,248,578

Other operating income:
Gain on disposal of property and equipment and intangible assets		15,985	39,136	34,625
Others(*2)		40,274	76,627	61,126

		56,259	115,763	95,751

Other operating expenses:
Impairment loss on property and equipment and intangible assets		(17,027)	(3,135)	(200,705)
Loss on disposal of property and equipment and intangible assets		(20,465)	(28,158)	(25,633)
Donations		(13,125)	(12,800)	(16,051)
Bad debt for accounts receivable — other		(3,011)	(3,995)	(6,640)
Others(*3)		(20,353)	(22,475)	(60,280)

		(73,981)	(70,563)	(309,309)

Consolidated operating profit from continuing operations	￦	1,594,348	1,432,362	1,035,020

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.

(*2)	Others for the year ended December 31, 2020 includes ￦12 billion of gain on business transfer and various other income with inconsequential amounts.

(*3)	Others for the years ended December 31, 2022, 2021 and 2020 include ￦6.1 billion, ￦17.0 billion and ￦51.2 billion of penalties, respectively, and various other expenses with inconsequential amounts.
Domestic revenue for the years ended December 31, 2022, 2021 and 2020 amounts to ￦17,302 billion, ￦16,734 billion and ￦16,072 billion, respectively. Domestic non-current
assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2022, 2021 and 2020 amount to ￦20,056 billion, ￦20,227 billion and ￦22,242 billion, and non-current
assets outside of Korea amount to ￦4 billion, ￦4 billion and ￦63 billion, respectively.
No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2022, 2021 and 2020.
The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

F-4
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2022		2021	2020
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	￦	969,025	959,932	983,431
Fixed-line telecommunication revenue	Goods		66,477	105,340	90,692
Other revenue	Others(*2)		464,805	328,328	284,221

			1,500,307	1,393,600	1,358,344

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,253,217	10,100,368	9,806,719
	Cellular interconnection		471,163	493,820	472,215
	Other(*4)		1,248,911	1,164,353	1,085,598
Fixed-line telecommunication revenue	Fixed-line service		156,662	217,000	230,401
	Cellular interconnection		21,209	69,769	83,762
	Internet Protocol Television(*5)		1,816,130	1,786,765	1,606,740
	International calls		180,689	162,379	160,293
	Internet service and miscellaneous(*6)		1,571,822	1,336,453	1,260,330
Other revenue	Miscellaneous		84,863	24,078	23,345

			15,804,666	15,354,985	14,729,403

Continuing operations			17,304,973	16,748,585	16,087,747

Discontinued operations			—	2,383,083	2,536,904

		￦	17,304,973	19,131,668	18,624,651

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

F-4
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

5.	Deposits with Restrictions on Use
Deposits which are restricted in use as of December 31, 2022 and 2021 are summarized as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents(*)	￦	43	—
Short-term financial instruments (*)		79,514	79,500
Long-term financial instruments (*)		375	372

	￦	79,932	79,872

(*)
Includes the followings: i) deposits restricted in use due to the court’s order for seizure and collection of bonds; and ii) charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2022, such deposits and funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable — other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable — other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable — trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	￦	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ￦332,669 million of financial instruments classified as FVTPL.

F-4
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable — trade	￦	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable — other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable — other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable — trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	￦	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable — other as of December 31, 2021 include ￦459,959 million of financial instruments classified as FVTPL.

(2)	Changes in the loss allowance on accounts receivable — trade measured at amortized costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs (*2)	Collection of receivables previously written-off	Business combination	Spin-off	Ending balance
2022	￦	238,881	27,053	(42,296)	11,282	3	—	234,923
2021(*1)	￦	264,498	31,546	(65,852)	14,565	878	(6,754)	238,881

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)
The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable — trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable — trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable — trade as of December 31, 2022 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		2.24%	76.22%	85.59%	93.00%
	Gross amount	￦	1,408,471	47,412	126,479	20,100
	Loss allowance		31,500	36,139	108,249	18,693

Other revenue	Expected credit loss rate		2.92%	50.75%	69.89%	97.02%
	Gross amount	￦	589,484	3,464	8,606	15,679
	Loss allowance		17,357	1,758	6,015	15,212

F-4
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

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
(1)    Details of prepaid expenses as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	￦	1,888,182	1,886,680
Others		86,133	100,823

	￦	1,974,315	1,987,503

Non-current assets:
Incremental costs of obtaining contracts	￦	996,180	977,236
Others		77,242	91,912

	￦	1,073,422	1,069,148

(2) Incremental costs of obtaining contracts
The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021(*)	2020(*)
Amortization recognized	￦	2,485,593	2,634,134	2,418,947

(*)	Includes amounts related to discontinued operations.

8.	Contract Assets and Liabilities
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

F-4
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(1)	Details of contract assets and liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	￦	132,221	118,278
Contract liabilities:
Wireless service contracts		18,544	18,397
Customer loyalty programs		7,706	12,699
Fixed-line service contracts		136,880	118,525
Others		70,792	53,346

	￦	233,922	202,967

(2)
The amount of revenue recognized for the years ended December 31, 2022 and 2021 related to the contract liabilities carried forward from the prior periods are ￦109,867 million and ￦185,515 million, respectively and are included in amounts of revenue related to discontinued operations for the year ended December 31, 2021. Details of revenue expected to be recognized from contract liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	￦	18,544	—	—	18,544
Customer loyalty programs		6,141	1,048	517	7,706
Fixed-line service contracts		88,051	14,198	34,631	136,880
Others		59,612	10,935	245	70,792

	￦	172,348	26,181	35,393	233,922

9.	Inventories

(1)	Details of inventories as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	156,919	(5,616)	151,303	204,545	(3,419)	201,126
Supplies		15,052	—	15,052	3,511	—	3,511

	￦	171,971	(5,616)	166,355	208,056	(3,419)	204,637

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2022		2021(*)	2020(*)
Charged to cost of products that have been resold	￦	2,297	(3,287)	(1,560)
Write-off upon sale		(756)	(347)	(3,312)

(*)	Includes amounts related to discontinued operations.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

There are no significant reversals of inventory write-downs for the periods presented.

(3)
Inventories recognized as operating expenses for the years ended December 31, 2022, 2021, and 2020 are ￦1,266,271 million, ￦1,417,339 million, and ￦1,385,016 million, respectively, which are included in the cost of goods sold. Those amounts include profit or loss from discontinued operations.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category	December 31, 2022		December 31, 2021
Beneficiary certificates	FVTPL	￦	—	5,010

(2)	Details of long-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category	December 31, 2022		December 31, 2021
Equity instruments	FVOCI(*)	￦	1,189,597	1,510,428
	FVTPL		44,440	57,830

			1,234,037	1,568,258
Debt instruments	FVOCI		—	1,177
	FVTPL		176,699	145,643

			176,699	146,820

		￦	1,410,736	1,715,078

(*)
The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2022 and 2021 are ￦1,189,597 million and ￦1,510,428 million, respectively.

11.	Business Combinations

(1)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:
PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized ￦211,081 million of revenue and ￦4,157 million of net profit. Meanwhile, assuming that business combination occurred as of January 1, 2022, the Group would have recognized ￦250,108 million of revenue and ￦4,695 million of net profit.

F-
49

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(i)	Summary of the acquiree

Information of acquiree
Corporate name	SK m&service Co., Ltd.
Location	16 th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and internet website service

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	72,859

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable — trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable — trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others(I - II)	￦	13,281

(2)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):
On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.
Identifiable assets acquired and liabilities assumed were transferred to the spin-off
company.

2)	Acquisition of Studio Dolphin Co., Ltd. by Dreamus Company:
Dreamus Company obtained control by acquiring 10,000 shares(100%) of Studio Dolphin Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ￦1,500 million in cash and the difference

F-
5
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

between the fair value of net assets acquired and the consideration transferred amounting to ￦1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of ￦245 million and net loss of ￦304 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3 rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	1,500

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable — trade and other		31
Other assets		7
Accounts payable — trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	￦	1,465

3)	Acquisition of YLP Inc. by Tmap Mobility Co., Ltd.:
Tmap Mobility Co., Ltd. obtained control by acquiring 168,012 shares(100%) of YLP Inc. during the year ended December 31, 2021. The consideration transferred was ￦79,000 million, among which ￦55,598 million was paid in cash to acquire 118,242 shares(70.4%) and on June 29, 2021, Tmap Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ￦23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ￦69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of ￦20,488 million and net loss of ￦1,632 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

F-5
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(i)	Summary of the acquiree

Information of acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	55,598
Fair value of shares of Tmap Mobility Co., Ltd.		23,402

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable — trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable — trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I - II)	￦	69,516

4)	Acquisition of Rokmedia Co., Ltd. by Onestore Co., Ltd.:
Onestore Co., Ltd. obtained control by acquiring 60,000 shares(100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ￦40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of ￦10,915 million and net profit of ￦1,066 million and the amounts are included in profit or loss from discontinued operation.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3 rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

F-5
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	40,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable — trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable — trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I - II)	￦	33,641

5)	Acquisition of GOOD SERVICE Co., Ltd. by Tmap Mobility Co., Ltd.:
Tmap Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ￦10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of ￦1,063 million and net profit of ￦621 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4 th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

F-5
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	10,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable — trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable — trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I - II)	￦	4,844

(3)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.:
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
The Group’s consolidated revenue and profit for the year would have been ￦16,294,243 million and ￦1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd., and no separate financial information post acquisition is available.

F-5
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

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
For the years ended December 31, 2022, 2021 and 2020

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
The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. for the year ended December 31, 2020. The consideration transferred was ￦10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦733 million was recognized as other operating
income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ￦5,756 million and net profit of ￦426 million.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	10,421

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable — trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable — trade and other		(1,351)
Other liabilities		(336)

		20,280

III. Non-controlling interests:		9,126

IV. Gain on bargain purchase(I - II+III)	￦	(733)

F-5
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.
ADT CAPS Co., Ltd., a subsidiary of the Parent Company before spin-off,
acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business for the year ended December 31, 2020. The consideration transferred was ￦8,047 million, among which ￦2,958 million was paid in cash for the year ended December 31, 2020 and the remaining balance will be paid at ￦3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ￦2,892 million as goodwill.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off
company.
Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	￦	8,047

II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable — trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable — trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I - II)	￦	2,892

4)	Merger of Life & S ecur ity Holdings Co., Ltd. by SK Infosec Co., Ltd.
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

F-5
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

12.	Investments in Associates and Joint Ventures
(1)    Investments in associates and joint ventures accounted for using the equity method as of December 31, 2022 and 2021 are as follows:

		December 31, 2022			December 31, 2021
(In millions of won)	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	879,527	27.3	￦	793,754
Korea IT Fund(*1)	Korea	63.3		324,860	63.3		339,976
HanaCard Co., Ltd.(*2)	Korea	—		—	15.0		349,866
UniSK	China	49.0		20,839	49.0		19,156
SK Technology Innovation Company	Cayman Islands	49.0		69,375	49.0		86,301
SK MENA Investment B.V.	Netherlands	32.1		14,296	32.1		15,343
SK Latin America Investment S.A.	Spain	32.1		11,961	32.1		14,004
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		357,537	20.0		348,782
Pacific Telecom Inc.(*3)	USA	15.0		48,542	15.0		43,789
SM. Culture & Contents Co., Ltd.	Korea	23.1		59,611	23.1		60,261
Digital Games International Pte. Ltd.(*4)	Singapore	—		—	33.3		2,208
Invites Healthcare Co., Ltd.(*5)	Korea	31.1		—	27.1		26,474
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		13,575	27.3		12,525
Home Choice Corp.(*3)	Korea	17.8		4,456	17.8		3,052
Konan Technology Inc.	Korea	20.8		8,366	26.5		3,639
CMES Inc.(*3,6)	Korea	7.7		900	—		—
12CM JAPAN and others(*3,7)	—	—		69,734	—		68,966

				1,883,579			2,188,096

Investments in joint ventures:
Finnq Co., Ltd.(*8)	Korea	—		—	49.0		7,255
UTC Kakao-SK Telecom ESG Fund(*9)	Korea	48.2		5,710	48.2		2,000

				5,710			9,255

			￦	1,889,289		￦	2,197,351

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2022 and 2021 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)
The Group disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. for ￦330,032 million in cash and recognized ￦48,693 million of loss on disposal of investments in associates for the year ended December 31, 2022.

(*3)
Although the Group holds less than 20% of equity interests in these investees, investments in such investees were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors.

(*4)	The Group disposed the entire shares of Digital Games International Pte. Ltd. and recognized ￦1,462 million of gain on disposal of investments in associates for the year ended December 31, 2022.

(*5)	The Group recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in entirety as an impairment loss for the year ended December 31, 2022.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(*6)	As the Group obtained significant influence over the investee, ￦900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.

(*7)
The Group additionally contributed ￦2,000 million in cash to Smart SKT Infinitum Game Fund for the year ended December 31, 2022. In addition, the Group disposed the shares of
Start-up
Win-Win
Fund (￦4,850 million) at ￦5,800 million in cash and recognized ￦950 million of gain on disposal of investments in associates, accordingly. The Group also disposed the shares of Daekyo Wipoongdangdang Contents Korea Fund (￦1,080 million) at ￦1,080 million in cash and reclassified the entire shares as non-current
assets held for sale. Furthermore, the Group newly invested ￦4,000 million in cash to KB ESG Fund of three telecommunications companies for the year ended December 31, 2022.

(*8)
The Group disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ￦5,733 million in cash and recognized ￦1,043 million of gain on disposal of investments in joint ventures for the year ended December 31, 2022.

(*9)
The Group additionally contributed ￦4,000 million in cash to the investee for the year ended December 31, 2022, but there is no change in the ownership interest. As the Group has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(2)    The market value of investments in listed associates as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)	December 31, 2022			December 31, 2021
	Market price per share (in won)	Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM.Culture & Contents Co.,Ltd.	2,960	22,033,898	65,220	4,485	22,033,898	98,822
Konan Technology Inc.	28,250	1,179,580	33,323	—	—	—
(3)    The condensed financial information of significant associates as of and for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2022
Current assets	￦	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

	2022
Revenue	￦	19,916	62,334	72,658
Profit (loss) for the year		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

F-
59

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	HanaCard Co., Ltd.(*)		Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2021
Current assets	￦	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	￦	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

(In millions of won)	SK hynix Inc.(*)		HanaCard Co., Ltd.(*)	Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd. (*)

	As of December 31, 2020
Current assets	￦	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	2020
Revenue	￦	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

(*)	The financial information of SK hynix Inc., HanaCard Co., Ltd., SK China Company Ltd. and SK South East Asia Investment Pte. Ltd. are consolidated financial information.
(4)    There are no significant joint ventures as of December 31, 2022 and 2021, the condensed financial information of significant joint ventures as of and for the years ended December 31, 2020 are as follows:

(In millions of won)	Dogus Planet, Inc.		Finnq Co., Ltd.

	As of December 31, 2020
Current assets	￦	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

F-
6
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

	2020
Revenue	￦	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)
(5)    Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	￦	512,936	63.3	324,860	—	324,860
SK China Company Ltd.(*)		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(In millions of won)	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
HanaCard Co., Ltd.	￦	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*)		1,743,908	20.0	348,782	—	348,782

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

F-6
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(6)    Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	793,754	—	(19,395)	105,168	—	879,527
Korea IT Fund(*1)		339,976	—	4,753	(7,459)	(12,410)	324,860
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	2,424	(741)	—	20,839
SK Technology Innovation Company		86,301	—	(22,923)	5,997	—	69,375
SK MENA Investment B.V.		15,343	—	(2,059)	1,012	—	14,296
SK Latin America Investment S.A.		14,004	—	(2,083)	40	—	11,961
SK South East Asia Investment Pte. Ltd.		348,782	—	(6,975)	15,730	—	357,537
Pacific Telecom Inc.		43,789	—	2,890	1,863	—	48,542
SM. Culture & Contents Co., Ltd.		60,261	37	(756)	69	—	59,611
Digital Games International Pte. Ltd.		2,208	(1,757)	(562)	111	—	—
Invites Healthcare Co., Ltd.(*2)		26,474	—	(11,759)	(74)	(14,641)	—
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	1,186	—	(136)	13,575
Home Choice Corp.		3,052	—	1,403	1	—	4,456
Konan Technology Inc.		3,639	5,451	(710)	(14)	—	8,366
CMES Inc.(*3)		—	—	—	—	900	900
12CM JAPAN and others(*4)		68,966	1,873	1,245	—	(2,350)	69,734

		2,188,096	(362,785)	(35,572)	122,477	(28,637)	1,883,579
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(290)	—	—	5,710

		9,255	160	(3,907)	202	—	5,710

	￦	2,197,351	(362,625)	(39,479)	122,679	(28,637)	1,889,289

(*1)	Dividends distributed by the associates are deducted from the carrying amount for the year ended December 31, 2022.

(*2)	The Group recognized ￦14,641 million of impairment loss for the year ended December 31, 2022.

(*3)	As the Group obtained significant influence over the investee, ￦900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.

(*4)
The acquisition for the year ended December 31, 2022 includes ￦2,000 million of cash investment in Smart SKT Infinitum Game Fund, ￦4,000 million of cash investment in KB ESG Fund of three telecommunications companies and ￦12 million of cash investment in SK VENTURE CAPITAL, LLC. The disposal for the year ended December 31, 2022 includes ￦4,850 million relating to disposal of the part of shares of
Start-up
Win-Win
Fund and ￦1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund. In addition, dividends amounting to ￦1,290 million received from
Start-up
Win-Win
Fund deducted from the carrying amount for the year ended December 31, 2022.

F-6
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance

Investments in associates:
SK China Company Ltd.(*1)	￦	555,133	—	274,066	95,696	(131,141)	—	793,754
Korea IT Fund(*1)		323,294	—	31,734	(4,336)	(10,716)	—	339,976
HanaCard Co., Ltd.		314,930	—	35,057	(121)	—	—	349,866
SK Telecom CS T1 Co., Ltd.(*2)		53,010	4,888	(8,769)	(575)	—	(48,554)	—
NanoEnTek, Inc.(*2)		43,190	—	1,836	(86)	—	(44,940)	—
UniSK		15,700	—	1,475	1,981	—	—	19,156
SK Technology Innovation Company		41,579	—	39,256	5,466	—	—	86,301
SK MENA Investment B.V.		14,043	—	2	1,298	—	—	15,343
SK hynix Inc.(*1,2)		12,251,861	19,482	1,542,757	197,473	(170,937)	(13,840,636)	—
SK Latin America Investment S.A.		13,930	—	(49)	123	—	—	14,004
Grab Geo Holdings PTE. LTD.(*2)		30,063	—	—	—	—	(30,063)	—
SK South East Asia Investment Pte. Ltd.		311,990	—	(18,218)	55,010	—	—	348,782
Pacific Telecom Inc.		39,723	—	1,598	2,468	—	—	43,789
SM. Culture & Contents Co., Ltd.		62,248	144	(2,484)	353	—	—	60,261
Contents Wavve Co., Ltd.(*2)		75,803	100,000	(20,716)	—	—	(155,087)	—
Hello Nature Co., Ltd.(*2,3)		11,969	9,980	(10,899)	(1)	(1,730)	(9,319)	—
Digital Games International Pte. Ltd.		6,449	—	(4,529)	288	—	—	2,208
Invites Healthcare Co., Ltd.		25,536	7,000	(5,968)	(94)	—	—	26,474
Nam Incheon Broadcasting Co., Ltd.(*1)		10,902	—	1,759	—	(136)	—	12,525
NANO-X IMAGING LTD.(*2)		28,484	(47)	(2,049)	—	2,437	(28,825)	—
Home Choice Corp.		3,585	—	(533)	—	—	—	3,052
Carrot General Insurance Co., Ltd.(*4)		13,469	12,289	(6,666)	(358)	(8,734)	(10,000)	—
Bertis Inc.(*2)		—	15,739	(423)	—	—	(15,316)	—
UT LLC(*2)		—	86,319	(7,773)	—	—	(78,546)	—
SPARKPLUS Co., Ltd.(*2)		—	34,166	—	—	—	(34,166)	—
Konan Technology Inc.		1,265	2,015	357	2	—	—	3,639
12CM JAPAN and others(*2,5)		64,485	7,023	(3,226)	7,691	(1,624)	(5,383)	68,966

		14,312,641	298,998	1,837,595	362,278	(322,581)	(14,300,835)	2,188,096

F-6
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Spin-off	Ending balance

Investments in joint ventures:
Dogus Planet, Inc.(*2)		15,071	—	(6,990)	(1,447)	—	(6,634)	—
Finnq Co., Ltd.		13,342	—	(5,969)	(118)	—	—	7,255
NEXTGEN BROADCAST SERVICES CO, LLC(*2)		5,850	9,048	(1,276)	—	892	(14,514)	—
NEXTGEN ORCHESTRATION, LLC(*2)		1,600	—	—	—	142	(1,742)	—
Techmaker GmbH(*2)		5,609	—	(94)	145	—	(5,660)	—
WAVVE Americas Inc. (Formerly, Korea Content Platform, Inc.)(*2)		—	30,191	(14)	—	598	(30,775)	—
UTC Kakao-SK Telecom ESG Fund		—	2,000	—	—	—	—	2,000

		41,472	41,239	(14,343)	(1,420)	1,632	(59,325)	9,255

	￦	14,354,113	340,237	1,823,252	360,858	(320,949)	(14,360,160)	2,197,351

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2021.

(*2)
Investment in SK Telecom CS T1 Co., Ltd. and twenty-three other associates and joint ventures were transferred to the spin-off
company for the year ended December 31, 2021. In addition, profit or loss related to investments in associates and joint ventures, which are transferred to the spin-off
company, are included in profit or loss from discontinued operations.

(*3)	The Group recognized ￦1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the year ended December 31, 2021.

(*4)
The Parent Company has entered into an agreement whereby the entire shares of Carrot General Insurance Co., Ltd. will transfer to Tmap Mobility Co., Ltd. In accordance with the agreement, the Parent Company reclassified the investments in Carrot General Insurance Co., Ltd. amounting to ￦ 8,734 million as non-current
assets held for sale (See note 40). Meanwhile, the investment in Carrot General Insurance Co., Ltd. amounting to ￦10,000 million owned by Tmap Mobility Co., Ltd., a subsidiary of the Parent Company before spin-off,
were transferred to the
spin-off
company for the year ended December 31, 2021.

(*5)
The acquisition for the year ended December 31, 2021 includes ￦1,000 million of cash investment in Studio Yesone Co., Ltd. and ￦1,000 million of cash investment in SONNORI Corp. and ￦687 million of cash investment in WALDEN SKT VENTURE FUND and ￦3,000 million of cash investment in Smart SKT Infinitum Game Fund and ￦1,600 million of cash investment in Laguna Dynamic Game&Contents Fund. The disposal for the year ended December 31, 2021 includes ￦334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

(7)
The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2022 are as follows:

F-6
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2022		Cumulative loss	2022	Cumulative loss
Wave City Development Co., Ltd.	￦	152	8,695	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	￦	152	14,475	—	(124)

13.	Property and Equipment
(1)     Property and equipment as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	1,005,857	—	—	1,005,857
Buildings		1,736,257	(950,582)	(450)	785,225
Structures		935,276	(668,019)	(1,601)	265,656
Machinery		37,100,715	(29,185,881)	(1,934)	7,912,900
Other		1,771,890	(1,273,655)	(841)	497,394
Right-of-use assets		2,555,685	(766,350)	(3,206)	1,786,129
Construction in progress		1,069,331	—	—	1,069,331

	￦	46,175,011	(32,844,487)	(8,032)	13,322,492

	December 31, 2021
(In millions of won)	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	972,800	—	—	972,800
Buildings		1,692,239	(897,336)	(450)	794,453
Structures		922,637	(629,757)	(1,601)	291,279
Machinery		35,770,485	(27,771,040)	(1,518)	7,997,927
Other		1,718,337	(1,230,128)	(493)	487,716
Right-of-use assets		2,229,945	(669,389)	(1,223)	1,559,333
Construction in progress		767,751	—	—	767,751

	￦	44,074,194	(31,197,650)	(5,285)	12,871,259

F-6
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business combination(*)	Ending balance
Land	￦	972,800	79	(175)	30,364	—	—	2,789	1,005,857
Buildings		794,453	1,071	(638)	36,219	(54,463)	—	8,583	785,225
Structures		291,279	2,288	(32)	10,422	(38,301)	—	—	265,656
Machinery		7,997,927	560,889	(49,586)	1,696,447	(2,292,358)	(419)	—	7,912,900
Other		487,716	780,382	(938)	(672,199)	(105,730)	(391)	8,554	497,394
Right-of-use assets		1,559,333	720,932	(65,961)	(27,579)	(403,794)	(3,133)	6,331	1,786,129
Construction in progress		767,751	1,564,345	(1,709)	(1,261,937)	—	—	881	1,069,331

	￦	12,871,259	3,629,986	(119,039)	(188,263)	(2,894,646)	(3,943)	27,138	13,322,492

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion(*1)	Impairment (*2)	Business combina- tion(*3)	Spin-off	Ending balance
Land	￦	1,039,323	634	(21,557)	24,789	—	—	—	(70,389)	972,800
Buildings		858,606	3,919	(9,706)	47,612	(55,818)	—	639	(50,799)	794,453
Structures		317,403	2,482	(6,124)	16,546	(37,968)	—	—	(1,060)	291,279
Machinery		8,376,212	593,225	(44,477)	1,816,003	(2,394,351)	(1,054)	—	(347,631)	7,997,927
Other		653,616	830,277	(2,286)	(607,271)	(180,980)	(495)	193	(205,338)	487,716
Right-of-use assets		1,472,035	672,723	(60,159)	(9,610)	(433,970)	(1,223)	507	(80,970)	1,559,333
Construction in progress		659,882	1,695,316	(1,071)	(1,554,047)	—	—	—	(32,329)	767,751

	￦	13,377,077	3,798,576	(145,380)	(265,978)	(3,103,087)	(2,772)	1,339	(788,516)	12,871,259

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group recognized impairment losses for obsolete assets for the year ended December 31, 2021.

(*3)	Includes assets acquired from the acquisition of YLP Inc. and another company by Tmap Mobility Co., Ltd. and from the acquisition of Rokmedia Co., Ltd. by Onestore Co., Ltd.

F-6
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

14.	Investment Property

(1)	Investment property as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount

Land	￦	6,115	—	6,115	6,071	—	6,071
Buildings		21,490	(14,606)	6,884	21,021	(13,668)	7,353
Right-of-use assets		17,057	(4,919)	12,138	12,577	(2,967)	9,610

	￦	44,662	(19,525)	25,137	39,669	(16,635)	23,034

(2)	Changes in Investment property for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance

Land	￦	6,071	44	—	6,115
Buildings		7,353	564	(1,033)	6,884
Right-of-use assets		9,610	4,124	(1,596)	12,138

	￦	23,034	4,732	(2,629)	25,137

(In millions of won)
	2021
	Beginning balance		Transfer	Ending balance

Land	￦	—	6,071	6,071
Buildings		—	7,353	7,353
Right-of-use assets		—	9,610	9,610

	￦	—	23,034	23,034

(3)	The Group recognized lease income of ￦5,222 million and ￦5,036 million from investment property for the years ended December 31, 2022 and 2021, respectively.

(4)	The fair value of investment property is ￦73,934 million and ￦66,128 million as of December 31, 2022 and 2021, respectively.

F-6
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

15.	Leases

(1)	Group as a lessee
1)     Details of the
right-of-use
assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Land, buildings and structures	￦	1,546,918	1,392,925
Others		239,211	166,408

	￦	1,786,129	1,559,333

2)     Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 as a lessee are as follows:

(In millions of won)	2022		2021(*)	2020(*)
Depreciation of right-of-use assets(*):
Land, buildings and structures	￦	346,499	338,304	347,166
Others		57,295	95,666	89,065

	￦	403,794	433,970	436,231

Interest expense on lease liabilities	￦	29,996	23,998	22,976

(*)	Includes amounts related to discontinued operations.
Expenses related to short-term leases and leases of
low-value
assets the Group recognized are immaterial.

3)
The total cash outflows due to lease payments for the years ended December 31, 2022, 2021 and 2020 amounted to ￦449,196 million, ￦484,879 million and ￦459,132 million, respectively. The amounts for the years ended December 31, 2021 and 2020 include cash flows from discontinued operations.

(2)	Group as a lessor
1)     Finance lease
The Group recognized interest income of ￦910 million, ￦2,053 million and ￦2,223 million on lease receivables for the years ended December 31, 2022, 2021 and 2020, respectively, The amounts for the years ended December 31, 2021 and 2020 include profit or loss from discontinued operations.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	￦	11,079
1 ~ 2 years		3,707
2 ~ 3 years		2,062
3 ~ 4 years		509
4 ~ 5 years		231

Undiscounted lease payments	￦	17,588

Unrealized finance income		449
Net investment in the lease		17,139
2)     Operating lease
The Group recognized lease income of ￦246,279 million, ￦230,140 million and ￦238,545 million for the years ended December 31, 2022, 2021 and 2020, respectively, of which variable lease payments received are ￦8,622 million, ￦17,686 million and ￦21,715 million, respectively.
The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	￦	239,174
1 ~ 2 years		132,802
2 ~ 3 years		60,808
3 ~ 4 years		9,424
4 ~ 5 years		3,520
More than 5 years		1,706

	￦	447,434

16.	Goodwill
(1)     Goodwill as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Goodwill related to merger of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		4,691	2,175

	￦	2,075,009	2,072,493

(2)     Details of the impairment testing of Goodwill as of December 31, 2022 is as follows:
Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

F-
69

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of
6.7% (2021: 6.6
%)
(pre-tax
annual discount rate for 2022 and 2021:
9.0% and 9.0%
)
 to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of
0.0% (2021: 0.5%)
 was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.
The recoverable amount of the CGU is based on its value in use (VIU). To determine the VIU, the Group has applied the post-tax annual discount rate of
6.7% (2021: 7.1%)

(pre-tax annual discount rate for 2022 and 2021:
8.5% and 9.2%)
 to the estimated future post-tax cash flows, which are derived from the most recent financial budgets/forecasts approved by management for the next five years, including, among other elements, the estimated operating revenue which is based on past performance, business plans and its expectation of future market changes. The Group has estimated subsequent cash flows beyond five years based on an annual growth rate of
1.0% (2021: 1.0%
)

which is not expected to exceed the long-term fixed-line telecommunication industry growth rate.

(3)	Details of the changes in goodwill for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Beginning balance	￦	2,072,493	3,357,524
Acquisition(*)		2,516	111,928
Other		—	(43)
Spin-off		—	(1,396,916)

Ending balance	￦	2,075,009	2,072,493

(*)
It consists of goodwill recognized as PS&Marketing Corporation’s acquisition of SK m&service Co., Ltd for the years ended December 31,2022. It consists of goodwill recognized as Tmap Mobility Co., Ltd.’s acquisition of YLP Inc. and another company, goodwill recognized as Dreamus Company’s acquisition of Studio Dolphin Co., Ltd. and goodwill recognized from Onestore Co., Ltd.’s acquisition of Rokmedia Co., Ltd. for the year ended December 31, 2021 (See Note 11).

As of December 31, 2022 and 2021, accumulated impairment losses are ￦33,441 million, respectively.

F-
7
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	￦	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		59,389	(58,165)	—	1,224
Industrial rights		94,238	(30,068)	(12,378)	51,792
Development costs		14,497	(14,213)	—	284
Facility usage rights		157,651	(142,654)	—	14,997
Customer relations		505,063	(204,882)	—	300,181
Club memberships(*2)		116,401	—	(24,430)	91,971
Other(*3)		4,627,565	(3,839,030)	(6,506)	782,029

	￦	9,342,394	(5,788,170)	(229,314)	3,324,910

(In millions of won)	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	￦	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		48,318	(45,586)	—	2,732
Industrial rights		92,332	(36,342)	(36)	55,954
Development costs		34,393	(34,193)	—	200
Facility usage rights		156,062	(138,188)	—	17,874
Customer relations		507,581	(180,324)	—	327,257
Club memberships(*2)		113,300	—	(24,806)	88,494
Other(*3)		4,347,971	(3,524,002)	(6,400)	817,569

	￦	12,521,692	(8,434,681)	(217,242)	3,869,769

(*1)
The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ￦227,200 million, ￦547,800 million and ￦411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.

(*3)	Other intangible assets primarily consist of computer software and others.

F-7
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment(*1)	Business combination(*2)	Ending balance
Frequency usage rights	￦	2,559,689	—	—	—	(477,257)	—	—	2,082,432
Land usage rights		2,732	—	—	—	(1,508)	—	—	1,224
Industrial rights		55,954	13,428	(823)	(103)	(4,324)	(12,343)	3	51,792
Development costs		200	—	—	—	(573)	—	657	284
Facility usage rights		17,874	1,396	(2)	252	(4,523)	—	—	14,997
Customer relations		327,257	—	—	—	(27,076)	—	—	300,181
Club memberships(*1)		88,494	9,926	(7,113)	—	—	(725)	1,389	91,971
Other(*2)		817,569	108,144	(380)	189,075	(342,776)	(16)	10,413	782,029

	￦	3,869,769	132,894	(8,318)	189,224	(858,037)	(13,084)	12,462	3,324,910

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦13,084 million as impairment loss for the year ended December 31, 2022.

(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amorti- zation (*1)	Reversal (Impairment) (*2)	Business Combina- tion(*3)	Spin-off	Ending balance
Frequency usage rights	￦	1,932,765	1,145,999	—	—	(519,075)	—	—	—	2,559,689
Land usage rights		4,720	175	(76)	—	(2,087)	—	—	—	2,732
Industrial rights		71,442	5,158	(8)	390	(6,377)	(36)	—	(14,615)	55,954
Development costs		9,364	1,279	(150)	—	(3,210)	—	—	(7,083)	200
Facility usage rights		21,880	1,690	(21)	328	(6,003)	—	—	—	17,874
Customer relations		919,863	4,854	(461)	—	(53,342)	—	4,705	(548,362)	327,257
Club memberships		106,865	6,518	(9,925)	—	—	653	—	(15,617)	88,494
Brands		374,096	—	—	—	—	—	—	(374,096)	—
Other		995,199	80,713	(4,580)	276,890	(421,213)	(111)	5,059	(114,388)	817,569

	￦	4,436,194	1,246,386	(15,221)	277,608	(1,011,307)	506	9,764	(1,074,161)	3,869,769

(*1)	Includes amounts related to discontinued operations.

(*2)
The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ￦147 million as impairment loss and ￦653 million as reversal of impairment loss, respectively, for the year ended December 31, 2021.

(*3)	Includes assets acquired from the acquisition of YLP Co., Ltd. and another company by Tmap Mobility Co., Ltd., and Rokmedia Co., Ltd. by Onestore Co., Ltd.

F-7
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021(*)	2020(*)
Research and development costs expensed as incurred	￦	340,864	406,672	416,445

(*)	Includes amounts related to discontinued operations.

(4)	Details of frequency usage rights as of December 31, 2022 are as follows:

(In millions of won)
	As of December 31, 2022
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	153,704	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		414,317	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		485,670	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		311,381	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		712,594	5G service	Apr. 2019	Nov. 2028
28GHz license		4,766	5G service	Jan. 2021	May. 2023

	￦	2,082,432

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
BNK Securities. Co.,Ltd.	4.60	Jan. 20, 2023	￦	100,000	—
KEB Hana Bank	6.62	Oct. 31, 2023		30,000	—
Hana Financial Investment Co., Ltd.(*)	6.30	May. 29, 2023		4,642	4,642
DB Financial Investment Co., Ltd.(*)	6.30	May. 29, 2023		2,785	2,785
Shinhan Financial Investment Co., Ltd.(*)	6.20	Feb. 20, 2023		5,571	5,571

			￦	142,998	12,998

(*)	PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ￦21,981 million of equity instruments at FVTPL on ￦12,998 million of short-term loans as of December 31, 2022.

F-7
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
Korea Development Bank(*1)	1.87	Feb. 10, 2026	￦	40,625	50,000
Korea Development Bank(*2)	3M CD + 0.71	Dec. 21, 2022		—	12,500
Credit Agricole CIB(*2,3)	3M CD + 0.82	Dec. 14, 2023		12,500	25,000
Export Kreditnamnden	1.70	Apr. 29, 2022		—	6,746 (USD 5,690)
Mizuho bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS bank Ltd.	1.32	May. 28, 2024		200,000	200,000
DBS bank Ltd.	2.68	Mar. 10, 2025		200,000	—
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	—
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000	—
Nonghyup Bank(*4)	MOR + 1.96	Nov. 17, 2024		40,000	—
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	—

				793,125	394,246
Less: present value discount				(13)	(59)

				793,112	394,187
Less: current portions				(124,987)	(41,065)

			￦	668,125	353,122

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.

(*2)	3M CD rates are 3.98 % and 1.29 % as of December 31, 2022 and 2021, respectively.

(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2020 to 2023.

(*4)	6M MOR rates are 4.35% as of December 31, 2022.

F-7
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	Debentures as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30	—	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	—	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	—	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	—	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	—	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	—	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	—	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000

F-7
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	Refinancing fund	2024	1.17	80,000	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds	Refinancing fund	2024	2.47	90,000	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	—
Unsecured corporate bonds		2027	3.84	70,000	—
Unsecured corporate bonds		2042	3.78	40,000	—
Unsecured corporate bonds		2025	4.00	300,000	—
Unsecured corporate bonds		2027	4.00	95,000	—
Unsecured corporate bonds		2024	4.79	100,000	—
Unsecured corporate bonds		2025	4.73	110,000	—
Unsecured corporate bonds		2027	4.74	60,000	—
Unsecured corporate bonds		2032	4.69	40,000	—
Unsecured corporate bonds(*1)	Operating fund	2022	2.26	—	150,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	2.70	—	140,000
Unsecured corporate bonds(*1)		2023	2.93	80,000	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2022	2.00	—	50,000
Unsecured corporate bonds(*1)		2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2022	1.71	—	80,000
Unsecured corporate bonds(*1)		2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	100,000	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000

F-7
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69	100,000	100,000
Unsecured corporate bonds(*1)		2025	2.58	100,000	—
Unsecured corporate bonds(*1)		2032	2.92	50,000	—
Unsecured global bonds	Operating fund	2027	6.63	506,920 (USD 400,000)	474,200 (USD 400,000)
Unsecured global bonds		2023	3.75	633,650 (USD 500,000)	592,750 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88	380,190 (USD 300,000)	355,650 (USD 300,000)
Floating rate notes(*2)	Operating fund	2025	3M LIBOR + 0.91	380,190 (USD 300,000)	355,650 (USD 300,000)

				8,385,950	8,448,250
Less: discounts on bond				(19,256)	(21,567)

				8,366,694	8,426,683
Less: current portions of bonds				(1,842,599)	(1,389,259)

				6,524,095	7,037,424

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*2)	3M LIBOR rates are 4.75% and 0.21% as of December 31, 2022 and 2021, respectively.

19.	Long-term Payables – other

(1)	As of December 31, 2022 and 2021, details of long-term payables — other related to the acquisition of frequency usage rights are as follows (See note 17):

(In millions of won)
	December 31, 2022		December 31, 2021
Long-term payables — other	￦	1,690,470	2,090,715
Present value discount on long-term payables — other		(52,129)	(80,882)
Current installments of long-term payables — other		(398,874)	(398,823)

Carrying amount as of December 31	￦	1,239,467	1,611,010

F-7
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)
The sum of portions repaid among the principal of long-term payables — other for the years ended December 31, 2022 and 2021 amounts at ￦400,245 million and ￦425,349 million, respectively. The repayment schedule of the principal amount of long-term payables — other as of December 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	400,245
1~3 years		738,300
3~5 years		460,538
More than 5 years		91,387

	￦	1,690,470

20.	Provisions
Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022								As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	￦	114,731	6,823	(5,679)	(1,767)	(10)	991	115,089	36,998	78,091
Emission allowance		1,885	2,719	—	(2,418)	—	—	2,186	2,186	—
Other provisions		10,379	4,071	(9,509)	(3,080)	(38)	—	1,823	499	1,324

	￦	126,995	13,613	(15,188)	(7,265)	(48)	991	119,098	39,683	79,415

(In millions of won)
	2021									As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Spin-off	Ending balance	Current	Non-current
Provision for restoration	￦	113,653	12,648	(6,283)	(440)	172	—	(5,019)	114,731	59,204	55,527
Emission allowance		7,424	1,368	(1,091)	(5,816)	—	—	—	1,885	1,885	—
Other provisions		29,800	1,655	(18,909)	(1,820)	—	385	(732)	10,379	567	9,812

	￦	150,877	15,671	(26,283)	(8,076)	172	385	(5,751)	126,995	61,656	65,339

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	￦	1,038,320	1,035,016
Fair value of plan assets		(1,214,007)	(1,040,286)

Defined benefit assets(*)		(175,748)	(18,427)

Defined benefit liabilities		61	13,157

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(*)
Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Discount rate for defined benefit obligations	5.09% ~ 5.71%	2.35 ~ 3.29%
Expected rate of salary increase	2.00% ~ 8.37%	2.00 ~ 5.29%
Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	For the year ended December 31
	2022		2021(*1)
Beginning balance	￦	1,035,016	1,278,550
Current service cost		134,847	186,395
Interest cost		32,572	28,617
Remeasurement - Demographic assumption		(28,222)	(794)
- Financial assumption		(84,532)	(29,399)
- Adjustment based on experience		2,369	5,773
Business combinations(*2)		29,357	—
Benefit paid		(79,117)	(114,897)
Spin-off		—	(318,476)
Others(*3)		(3,970)	(753)

Ending balance	￦	1,038,320	1,035,016

(*1)	Includes amounts related to discontinued operations.

(*2)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(*3)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2022 and 2021.

F-
79

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(4)	Changes in plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	For the year ended December 31
	2022		2021(1*)
Beginning balance	￦	1,040,286	1,127,163
Interest income		32,910	24,550
Remeasurement		(18,622)	(3,798)
Contributions		215,254	152,208
Benefit paid		(83,123)	(100,511)
Business combinations(*2)		26,618	—
Spin-off		—	(157,522)
Others		684	(1,804)

Ending balance	￦	1,214,007	1,040,286

(*1)	Includes amounts related to discontinued operations.

(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.
The Group expects to contribute ￦191,597 million to the defined benefit plans in 2023.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	For the year ended December 31
	2022		2021(*)
Current service cost	￦	134,847	186,395
Net interest cost		(338)	4,067

	￦	134,509	190,462

(*)	Includes amounts related to discontinued operations.
Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Equity instruments	￦	17,716	25,083
Debt instruments		174,385	228,534
Short-term financial instruments, etc.		1,021,906	786,669

	￦	1,214,007	1,040,286

F-
80

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(7)	As of December 31, 2022, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	￦	(35,826)	38,337
Expected salary increase rate		38,500	(36,315)
The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.
A weighted average durat
io
n of defined benefit obligations as of December 31, 2022 and 2021 are 7.53 years and 9.19 years, respectively.

22.	Derivative Instruments
(1) Currency and interes
t rate
swap contracts under cash
flow
hedge accounting as of December 31, 2022 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000 )	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000 )	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023

Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000 )	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023

Dec. 19, 2018	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500 )	Interest rate risk	Credit Agricole CIB	Mar.19, 2019 ~ Dec.14, 2023

(2)
SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amou
n
ting to ￦270,000 million and ￦64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional

F-8
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. Each contract expires in November 2025 and September 2024, respectively. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized derivative financial assets of ￦20,631 million and ￦6,988 million for TRS as of December 31, 2022 and 2021, respectively.
Derivative
financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)
In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a long-term derivative financial liability of ￦302,593 million (￦321,025 million and 320,984 million as of December 31, 2021 and 2020, respectively) for the rights prescribed in the shareholders’ agreement as of December 31, 2022.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using
5-year
projected cash flows discounted at 6.7% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and interrelationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative financial liabilities would decrease (increase) if the fair value of common stock would increase (decrease)

Volatility of stock price	The estimated fair value of derivative financial liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(4)
The Group has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C
redeemable convertible preferred stock for the year ended December 31, 2020. The Group recognized derivative financial assets ￦13,136 (￦15,477 million as of December 31, 2021) million and ￦8,083 million (￦9,524 million as of December 31, 2021), respectively, for subscription right and contingent subscription right.

The fair value of Newberry
series-C
redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its
v
olatility
. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative financial asset would increase (decrease).

(5)
The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when

F-8
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

certain conditions are met and recognized long-term derivative financial assets of ￦6,895 million for the contingent subscription right as of December 31, 2022. The fair value of HAEGIN Co., Ltd.’s common stock was estimated using
5-year
projected cash flows discounted at 12% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.’s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease).

(6)
The fair value of derivative financial instruments to which the Group applies cash flow hedge is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets. As of December 31, 2022, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	￦	44,365	44,365
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		102,780	102,780
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,500)		164	164
Non-current assets:
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 400,000)	￦	82,735	82,735
Floating-to-fixed cross currency interest rate swap (U.S dollar denominated bonds face value of USD 300,000)		37,107	37,107

	￦	267,151	267,151

(7)
The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2022, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	￦	8,083	8,083
Subscription right		13,135	13,135

		21,218	21,218
Non-current assets:
Contingent subscription right		6,895	6,895
Total return swap		25,896	25,896

		32,791	32,791

	￦	54,009	54,009

Non-current liabilities:
Drag-along and call option rights	￦	(302,593)	(302,593)

F-8
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022		December 31, 2021
Number of authorized shares(*1)		670,000,000	670,000,000
Par value (in W on)(*1)		100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*2)	￦	30,493	30,493

(*1)
As a result of stock split and
spin-off
for the year ended December 31, 2021, the number of shares that the Parent Company is allowed to be issue under its article of incorporation has changed from 220,000,000 shares with a par value of ￦500 to 670,000,000 shares with a par value of ￦100.

(*2)
The Parent Company’s share capital decreased by ￦14,146 million as a result of spin-off
for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Issued shares as of January 1	218,833,144	80,745,711
Retirement of treasury shares(*1)	—	(8,685,568)
Stock split(*2)	—	288,240,572
Spin-off(*3)	—	(141,467,571)

Issued shares as of December 31	218,833,144	218,833,144

(*1)	The Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2021.

(*2)
The stock split of the Parent Company’s common share was approved at the shareholders’ meeting held on October 12, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ￦500 to ￦100.

(*3)
The allocation of new shares to shareholders of the
spin-off
company is based on the number of shares at par value of ￦100 held by the shareholders of the Parent Company after the stock split and is allocated at the rate of the table below per common share of the Parent Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in the number of shares)	0.6073625	0.3926375

F-8
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	Details of shares outstanding as of December 31, 2022 and 2021 are as follows:

(In shares)	December 31, 2022			December 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	218,833,144	1,250,992	217,582,152

(4)	Details of capital surplus and others as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Paid-in surplus	￦	1,771,000	1,771,000
Treasury shares (Note 24)		(36,702)	(57,314)
Hybrid bonds (Note 25)		398,759	398,759
Share option (Note 26)		2,061	47,166
Others (*)		(13,702,235)	(13,783,337)

	￦	(11,567,117)	(11,623,726)

(*)	Others primarily consists of the consideration paid in excess of the carrying amount of the net assets acquired from the entities under common control.

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2022		December 31, 2021
Number of shares		801,091	1,250,992
Acquisition cost	￦	36,702	57,314

(2)	Changes in treasury shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Treasury shares as of January 1	1,250,992	9,418,558
Acquisition (*1)	—	288,000
Disposal (*2)	—	(626,740)
Retirement of treasury shares (*3)	—	(8,685,568)
Stock split (*4)	—	1,577,000
Spin-off (*5)	—	(719,955)
Disposal (*6)	(449,901)	(303)

Treasury shares as of December 31	801,091	1,250,992

(*1)	The Parent Company acquired 288,000 of its treasury shares for ￦72,982 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021.

(*2)
The Parent Company distributed 626,240 treasury shares (acquisition cost: ￦141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off,
resulting in gain on disposal of treasury shares of ￦2,659 million and loss on disposal of treasury shares of ￦114,359 million,

F-8
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

respectively. In addition, the Parent Company distributed 500 treasury shares (acquisition cost: ￦113 million) as compensation to the non-executive
directors, resulting in gain on disposal of treasury shares of ￦48 million for the year ended December 31, 2021.

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

(*5)
773,987 treasury shares, some of treasury shares held by the Parent Company, have been replaced common shares of SK Square Co., Ltd., spin-off
company, due to
spin-off
for the year ended December 31, 2021. Meanwhile. The Parent Company acquired 54,032 of its treasury shares (acquisition cost: ￦3,129 million) for the purpose of handling single shares after stock split and spin-off
for the year ended December 31, 2021.

(*6)
The Parent Company distributed 303 treasury shares (acquisition cost: ￦14 million) as congratulatory bonus payment of spin-off
to its employees, resulting in loss on disposal of treasury shares of ￦14 million for the year ended December 31, 2021. Meanwhile, the Parent Company distributed 449,901 treasury shares (acquisition cost: ￦20,612 million) as bonus payment to its employees, resulting in gain on disposal of treasury shares of ￦4,813 million for the year ended December 31, 2022.

25.	Hybrid Bonds
Hybrid bonds classified as equity as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2022		December 31, 2021
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	￦	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					￦	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.
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

F-8
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

26.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:
1)     Share-based payment arrangement with cash alternatives

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price (*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date
2)     Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd. (*3)	Share appreciation rights of SK Square Co., Ltd. (*3)	Share appreciation rights of SK Telecom Co., Ltd. (*3)
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (*1) (in share)	183,246	118,456	338,525
Exercise price (*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)
Number of shares granted and exercise price are adjusted as a result of stock split and spin-off
for the year ended December 31, 2021, and the remaining part of
1-1st
share option and 3rd share option were fully and partially exercised for the year ended December 31, 2022.

F-8
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the years ended December 31, 2022 and 2021.

(*3)
The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

(2)
The Parent Company has changed the accounting treatment for share-based payment arrangements with cash alternatives from equity-settled share-based payment arrangements to cash-settled share-based payment arrangements for the year ended December 31, 2022. The fair value of the goods or services that the Parent Company acquired from its employees and the liability incurred at the date of reclassification is ￦4,221 million, which is included in accrued expenses as of December 31, 2022. The Parent Company recognized the difference between the fair value of the liability at the date of reclassification and amount of the share options that the Parent Company had already recognized as capital surplus and others. Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	￦	76,979
For the year ended December 31, 2022		78,600
In subsequent periods		40

	￦	155,619

The carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement is ￦906 million and ￦1,774 million as of December 31, 2022 and 2021, respectively.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:
1)     Share-based payment arrangement with cash alternatives
(i) SK Telecom Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	3.67%	3.70%	3.65%	3.70%	3.70%	3.76%	3.74%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	47,400	47,400	47,400	47,400	47,400	47,400	47,400
Expected volatility	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%
Expected dividends	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	250	947	357	1,639	2,289	9,628	3,837

(In won)	Series
	7-1	7-2
Risk-free interest rate	3.75%	3.76%
Estimated option’s life	7 years	5 years
Share price on the
remeasurement date	47,400	47,400
Expected volatility	20.80%	20.80%
Expected dividends	6.90%	6.90%
Exercise price	56,860	56,860
Per-share fair value of the option	3,153	2,693
(ii) SK Square Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

F-
89

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

2)     Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.70%	3.70%	3.72%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	47,400	33,550	47,400
Expected volatility	20.80%	37.40%	20.80%
Expected dividends	6.90%	0.00%	6.90%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	2,308	1,760	1,625

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.
Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with IFRS 2 and 505,350 shares (before stock split) were granted on October 12, 2021 (i.e., grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off
company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share
fair value on the grant date are measured at ￦300,500 that is closing price of common shares on the grant date before stock split and spin-off.
The fair value of these share-based payment on the grant date is ￦151,858 million, among which the awards with a fair value of ￦9,935 million were transferred to spin-off
company.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		8,444,953	6,418,583

	￦	22,463,711	22,437,341

(2)	Legal re ser ve
The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

F-
9
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Valuation gain on FVOCI	￦	173,281	633,240
Other comprehensive gain of investments in associates and joint ventures		173,477	53,770
Valuation gain on derivatives		14,463	33,918
Foreign currency translation differences for foreign operations		30,012	14,310

	￦	391,233	735,238

(2)	Changes in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total

Balance as of January 1, 2021	￦	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		194,261	446,103	16,303	38,432	695,099
Balance as of December 31, 2021	￦	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(459,959)	119,707	(19,455)	15,702	(344,005)

Balance as of December 31, 2022	￦	173,281	173,477	14,463	30,012	391,233

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	￦	633,240	438,979
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(490,959)	627,833
Amount reclassified to retained earnings, net of taxes		31,000	(12,429)
Changes from spin-off, net of taxes		—	(421,143)

Balance as of December 31	￦	173,281	633,240

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	￦	33,918	17,615
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(25,630)	9,731
Amount reclassified to profit, net of taxes		6,175	6,572

Balance as of December 31	￦	14,463	33,918

F-9
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

29.	Other Operating Income and Expenses
Details of other operating income and
expenses for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	￦	15,985	39,136	34,625
Others(*)		40,274	76,627	61,126

	￦	56,259	115,763	95,751

Other Operating Expenses:
Communication	￦	31,881	32,462	34,462
Utilities		401,025	350,678	336,187
Taxes and dues		49,445	33,935	34,577
Repair		435,572	425,606	399,376
Research and development		340,864	347,711	353,198
Training		39,632	31,761	33,384
Bad debt for accounts receivable — trade		27,053	29,402	45,002
Travel		15,684	7,813	7,534
Supplies and other		113,839	101,656	105,333
Loss on disposal of property and equipment and intangible assets		20,465	28,158	25,633
Impairment loss on property and equipment and intangible assets		17,027	3,135	200,705
Donations		13,125	12,800	16,051
Bad debt for accounts receivable — other		3,011	3,995	6,640
Others(*)		20,353	22,475	60,280

	￦	1,528,976	1,431,587	1,658,362

(*)	See note 4 (2).

F-9
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Finance Income:
Interest income	￦	58,472	36,708	37,030
Gain on sale of accounts receivable — other		1,043	27,725	22,605
Dividends		2,552	12,039	1,170
Gain on foreign currency transactions		21,283	10,987	9,029
Gain on foreign currency translations		2,095	7,505	7,888
Gain relating to financial instruments at FVTPL		94,393	60,169	62,963

	￦	179,838	155,133	140,685

Finance Costs:
Interest expense	￦	328,307	279,737	288,972
Loss on sale of accounts receivable — other		61,841	—	—
Loss on foreign currency transactions		19,485	12,270	11,053
Loss on foreign currency translations		3,814	6,764	8,973
Loss on disposal of long-term investment securities		—	—	98
Loss relating to financial instruments at FVTPL		41,597	16,833	13,847
Loss on disposal of investment assets		1,283	—	—

	￦	456,327	315,604	322,943

(2)	Details of interest income included in finance income for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)	2022		2021(*)	2020(*)
Interest income on cash equivalents and financial instruments	￦	27,991	16,141	24,378
Interest income on loans and others		30,481	27,709	25,979

	￦	58,472	43,850	50,357

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)	2022		2021(*)	2020(*)
Interest expense on borrowings	￦	25,736	66,188	116,397
Interest expense on debentures		217,475	224,144	225,309
Others		85,096	52,010	57,470

	￦	328,307	342,342	399,176

(*)	Includes amounts related to discontinued operations.

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2022, 2021 and 2020 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

F-9
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

1)     Finance income and costs

(In millions of won)
	2022
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	￦	104,068	103,292
Financial assets at FVOCI		1,495	1,283
Financial assets at amortized cost		45,008	23,094
Derivatives designated as hedging instrument		—	146

		150,571	127,815

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		10,835	328,512

		29,267	328,512

	￦	179,838	456,327

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	￦	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	￦	202,550	585,427

(*)	Includes amounts related to discontinued operations.

F-9
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
	2020
	Finance income(*1)		Finance costs(*1)
Financial Assets:
Financial assets at FVTPL(*2)	￦	180,254	10,894
Financial assets at FVOCI		993	44,832
Financial assets at amortized cost(*2)		46,135	24,601
Derivatives designated as hedging instrument		—	1,867

		227,382	82,194

Financial Liabilities:
Financial liabilities at FVTPL		—	12,115
Financial liabilities at amortized cost		6,434	400,678
Derivatives designated as hedging instrument		7,380	2,206

		13,814	414,999

	￦	241,196	497,193

(*1)	Includes amounts related to discontinued operations.

(*2)	The Group reclassified the category of financial assets measured at amortized cost. Accordingly, the category of financial income arising on reclassification of a financial asset is reclassified.
2)     Other comprehensive income (loss)

(In millions of won)
	2022		2021	2020
Financial Assets:
Financial assets at FVOCI	￦	(491,853)	920,871	579,678
Derivatives designated as hedging instrument		(21,548)	15,427	24,320

		(513,401)	936,298	603,998

Financial Liabilities:
Derivatives designated as hedging instrument		182	706	(5,182)

	￦	(513,219)	937,004	598,816

(5)	Details of impairment losses for financial assets for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021(*)	2020(*)
Accounts receivable — trade	￦	27,053	31,546	48,625
Other receivables		3,011	6,001	10,559

	￦	30,064	37,547	59,184

(*)	Includes amounts related to discontinued operations.

F-9
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2022, 2021 and 2020 consist of the following:

(In millions of won)
	2022		2021	2020
Current tax expense:
Current year	￦	274,902	319,539	286,717
Current tax of prior years(*)		73,477	705	14,536

		348,379	320,244	301,253

Deferred tax expense:
Changes in net deferred tax assets		(60,058)	331,704	75,249

Income tax expense
Tax expense of continuing operation		288,321	446,796	221,262
Tax expense of discontinued operation		—	205,152	155,240

	￦	288,321	651,948	376,502

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)
The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2022, 2021 and 2020 is attributable to the following:

(In millions of won)
	2022		2021(*)	2020(*)
Income taxes at statutory income tax rate	￦	329,580	834,146	505,824
Non-taxable income		(14,969)	(13,924)	(41,084)
Non-deductible expenses		24,679	15,329	31,882
Tax credit and tax reduction		(10,300)	(62,075)	(48,774)
Changes in unrecognized deferred taxes		21,057	(68,589)	(69,776)
Changes in tax rate		(42,307)	(36,193)	24,537
Income tax refund and others		(19,419)	(16,746)	(26,107)

Income tax expense	￦	288,321	651,948	376,502

(*)	The aggregated amount of profit before income tax from continuing and discontinued operations.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Valuation gain (loss) on financial assets measured at fair value	￦	167,249	(208,490)	(166,612)
Share of other comprehensive loss of investment in associates and joint ventures		(2,972)	(34)	(14)
Valuation gain (loss) on derivatives		7,649	(5,709)	(6,886)
Remeasurement of defined benefit liabilities		(20,867)	(3,780)	(164)
Gain (loss) on disposal of treasury shares and others		(28,108)	26,970	—

	￦	122,951	(191,043)	(173,676)

F-9
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	77,357	(2,315)	—	—	75,042
Accrued interest income		(166)	(5,057)	—	(2,680)	(7,903)
Financial assets measured at fair value		(157,828)	(19,592)	167,249	—	(10,171)
Investments in subsidiaries, associates and joint ventures		(31,817)	51,635	(2,972)	—	16,846
Property and equipment and intangible assets		(305,967)	(46,895)	—	257	(352,605)
Provisions		4,198	(2,569)	—	—	1,629
Retirement benefit obligation		52,332	(875)	(20,867)	29	30,619
Valuation gain on derivatives		6,336	(1,217)	7,649	—	12,768
Gain (loss) on foreign currency translation		21,378	(745)	—	—	20,633
Incremental costs to acquire a contract		(749,871)	26,971	—	—	(722,900)
Contract assets and liabilities		(2,201)	6,480	—	—	4,279
Right-of-use assets		(389,502)	(41,895)	—	—	(431,397)
Lease liabilities		381,537	47,111	—	—	428,648
Others		68,481	41,691	(28,108)	3,652	85,716

		(1,025,733)	52,728	122,951	1,258	(848,796)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		—	2,007	—	—	2,007
Tax credit		84,560	5,323	—	—	89,883

		84,560	7,330	—	—	91,890

	￦	(941,173)	60,058	122,951	1,258	(756,906)

F-9
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	￦	91,285	(8,397)	—	—	(5,531)	77,357
Accrued interest income		(1,631)	(2,022)	—	—	3,487	(166)
Financial assets measured at fair value		(81,055)	(6,765)	(208,490)	—	138,482	(157,828)
Investments in subsidiaries, associates and joint ventures		(1,673,906)	(281,035)	(34)	—	1,923,158	(31,817)
Property and equipment and intangible assets		(511,862)	(42,456)	—	(1,023)	249,374	(305,967)
Provisions		6,294	(1,436)	—	—	(660)	4,198
Retirement benefit obligation		102,285	(3,563)	(3,780)	—	(42,610)	52,332
Valuation gain (loss) on derivatives		14,767	210	(5,709)	—	(2,932)	6,336
Gain (loss) on foreign currency translation		21,774	(396)	—	—	—	21,378
Incremental costs to acquire a contract		(807,831)	53,492	—	—	4,468	(749,871)
Contract assets and liabilities		(2,606)	405	—	—	—	(2,201)
Right-of-use assets		(372,297)	(35,851)	—	—	18,646	(389,502)
Lease liabilities		362,476	38,600	—	—	(19,539)	381,537
Others		120,514	(95,537)	26,970	(135)	16,669	68,481

		(2,731,793)	(384,751)	(191,043)	(1,158)	2,283,012	(1,025,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		88,223	7,915	—	—	(96,138)	—
Tax credit		39,583	45,132	—	—	(155)	84,560

		127,806	53,047	—	—	(96,293)	84,560

	￦	(2,603,987)	(331,704)	(191,043)	(1,158)	2,186,719	(941,173)

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(5)
Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss allowance	￦	85,969	85,998
Investments in subsidiaries, associates and joint ventures		(434,253)	(176,520)
Other temporary differences		61,817	61,368
Unused tax loss carryforwards		229,410	347,889
Unused tax credit carryforwards		—	34

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2022 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	￦	—
1 ~ 2 years		11,544
2 ~ 3 years		14,345
More than 3 years		203,521

	￦	229,410

32.	Earnings per Share
Earnings per share is calculated as the profit attributable to the owners of the parent company for common stock and dilutive potential common stock, and details are as follows.
(1)    Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2022, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2022		2021	2020
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	912,400	1,217,520	648,579
Interest on hybrid bonds		(14,766)	(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		897,634	1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	1,190,003	855,773
Weighted average number of common shares outstanding		217,994,490	332,761,592	363,977,155

Basic earnings per share (in W on)
Continuing operation	￦	4,118	3,614	1,741

Discontinued operation		—	3,576	2,352

F-
99

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

2)	The weighted average number of common shares outstanding for the years ended December 31, 2022, 2021 and 2020 are calculated as follows:

(In shares)
	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(In shares)
	2021
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2021	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

(In shares)
	2020
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2020	403,728,555	403,728,555
Treasury shares as of January 1, 2020	(38,046,315)	(38,046,315)
Acquisition of treasury shares	(9,046,475)	(1,705,085)

	356,635,765	363,977,155

Weighted average number of common shares for comparative period has been retrospectively adjusted to reflect the effect of the stock split (see note 23 (2)).

F-
10
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)    Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)
	2022		2021	2020
Profit from continuing operation attributable to owners of the Parent Company on common shares	￦	897,634	1,202,754	633,813
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	1,190,003	855,773

Adjusted weighted average number of common shares outstanding		218,108,742	332,917,848	364,041,895

Diluted earnings per share (in won)
Continuing operation	￦	4,116	3,613	1,741
Discontinued operation		—	3,574	2,351

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2022, 2021 and 2020 are calculated as follows:

(In shares)
	2022	2021	2020
Outstanding shares as of January 1	217,582,152	356,635,765	365,682,240
Effect of treasury shares	412,338	(360,999)	(1,705,085)
Effect of Spin-off	—	(23,513,174)	—
Effect of share option	114,252	156,256	64,740

Adjusted weighted average number of common shares outstanding	218,108,742	332,917,848	364,041,895

33.	Dividends
(1)     Details of dividends declared
Details of dividend declared in Parent Company for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2022	Cash dividends (Interim)	218,002,830	100	830%	￦	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					￦	723,843

2021	Cash dividends (Interim)	217,616,645	100	1,635%	￦	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					￦	716,990

2020	Cash dividends (Interim)	73,136,448	500	200%	￦	73,136
	Cash dividends (Year-end)	71,327,153	500	1,800%		641,944

					￦	715,080

F-10
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)     Dividends yield ratio
Dividends yield ratios for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2022	Cash dividends	3,320	47,400	7.00%
2021	Cash dividends	3,295	57,900	5.69%
2020	Cash dividends	10,000	238,000	4.20%

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable — trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	￦	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ￦1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable — trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	￦	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ￦1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

F-10
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Financial liabilities by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable — trade	￦	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable — other and others		—	5,505,465	5,505,465

	￦	302,593	16,679,581	16,982,174

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable — trade	￦	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable — other and others		—	5,524,692	—	5,524,692

	￦	321,025	16,083,401	111	16,404,537

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
The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable — trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk
(i)    Currency risk
The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and others. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency

F-10
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

risk for each Group entities. The Group manages currency risk arising from business transactions by using currency forwards, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	53,243	￦	67,475	1,517,930	￦	1,923,672
EUR	5,626		7,602	20		27
Others	—		452	—		175

		￦	75,529		￦	1,923,874

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures. (See note 22)
As of December 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	3,933	(3,933)
EUR		758	(758)
Others		28	(28)

	￦	4,719	(4,719)

(ii)    Interest rate risk
The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.
The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.
As of December 31, 2022, floating-rate borrowings and debentures amount to ￦52,500 million and ￦380,190 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings amounting to ￦12,500 million and debentures as described in note 22.
If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ￦400 million in relation to the floating-rate borrowings which has not entered into interest rate swaps.
As of December 31, 2022, the floating-rate long-term payables — other are ￦1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ￦16,905 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

F-10
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, it is unclear when and how the transition to KOFR will take place.
The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended. Meanwhile, The Group is closely monitoring market trends for CD rate-related financial instruments.
The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2022 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.
The Group evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.
Non-derivative
financial liabilities
The Parent Company’s
non-derivative
financial liabilities subject to Interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of December 31, 2022.
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
Hedge accounting
The Group’s hedged items and hedging instruments as of December 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

F-10
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

2)	Credit risk
The maximum credit exposure as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents	￦	1,882,093	872,550
Financial instruments		237,605	509,052
Investment securities		900	2,077
Accounts receivable — trade		1,984,772	1,921,617
Contract assets		132,221	118,278
Loans and other receivables		1,241,672	1,195,917
Derivative financial assets		321,160	217,594

	￦	5,800,423	4,837,085

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
(i) Accounts receivable — trade and contract assets
The Group establishes a loss allowance in respect of accounts receivable — trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2022 are included in note 6.
(ii) Debt investments
The credit risk arises from debt investments included in ￦237,605 million of financial instruments, ￦900 million of investment securities and ￦1,241,672 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.
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

F-10
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable — trade and derivative financial assets as of December 31, 2022 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired
Gross amount	￦	481,935	994,868	5,592	87,862
Loss allowance		—	(3,081)	(3,314)	(83,685)

Carrying amount	￦	481,935	991,787	2,278	4,177

Changes in the loss allowance for the debt investments for the year ended December 31, 2022 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL — not credit impaired	Lifetime ECL — credit impaired	Total
December 31, 2021	￦	2,787	6,190	83,033	92,010
Remeasurement of loss allowance, net		1,571	(1,517)	2,957	3,011
Transfer to lifetime ECL — not credit impaired		(1,277)	1,277	—	—
Transfer to lifetime ECL — credit impaired		—	(2,636)	2,636	—
Amounts written off		—	—	(6,594)	(6,594)
Recovery of amounts written off		—	—	1,653	1,653

December 31, 2022	￦	3,081	3,314	83,685	90,080

(iii) Cash and cash equivalents
The Group deposits ￦1,882,093 million of cash and cash equivalents as of December 31, 2022 (￦872,550 million as of December 31, 2021) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

3)	Liqu idit y risk
The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

F-
107

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Contractual maturities of financial liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Accounts payable — trade	￦	89,255	89,255	89,255	—	—
Borrowings(*)		936,110	975,960	290,024	685,936	—
Debentures(*)		8,366,694	9,469,549	2,074,631	5,077,080	2,317,838
Lease liabilities		1,782,057	2,063,294	391,686	1,104,040	567,568
Accounts payable — other and others(*)		5,505,465	5,641,277	4,291,518	1,256,702	93,057

	￦	16,679,581	18,239,335	7,137,114	8,123,758	2,978,463

(*)	Includes interest payables.
The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.
As of December 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1-5 years
Assets	￦	267,151	281,636	169,761	111,875

(2)	Capital management
The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2021.
The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.
Debt-equity ratio as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	￦	19,153,066	18,576,139
Total equity		12,155,196	12,335,138

Debt-equity ratios		157.57%	150.60%

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	￦	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	￦	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	￦	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables — other		1,638,341	—	1,614,934	—	1,614,934

	￦	10,941,145	—	10,339,951	—	10,339,951

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	￦	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	￦	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	￦	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	￦	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables — other		2,009,833	—	2,010,852	—	2,010,852

	￦	10,843,701	—	11,082,561	—	11,082,561

F-1
09

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

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
Interest rates used by the Group for the fair value measurement as of December 31, 2022 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.20%
Borrowings and debentures	4.89% ~ 5.10%
Long-term payables — other	4.59% ~ 5.06%

3)
There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2022. The changes of financial instruments classified as Level 3 for the year ended December 31, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Gain / (Loss)	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2022

Financial assets
FVTPL	￦	182,951	42,145	1,375	48,458	(38,894)	(5,316)	230,719
FVOCI		167,171	—	1,088	55,333	(26,860)	(900)	195,832

	￦	350,122	42,145	2,463	103,791	(65,754)	(6,216)	426,551

Financial liabilities
FVTPL	￦	(321,025)	18,432	—	—	—	—	(302,593)

(4)	Enforceable master netting agreement or similar agreement
Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable — trade and others	￦	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable — other and others	￦	244,509	(236,921)	7,588

F-1
10

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable — trade and others	￦	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable — other and others	￦	200,849	(189,424)	11,425

36.	Transactions with Related Parties
(1) List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associate	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others
For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the
Monopoly Regulation and Fair Trade Act of the Republic of Korea
. All of the other entities included in SK Group are considered related parties of the Group.
(2) Compensation for the key management
The Parent Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022	2021	2020
Salaries	￦ 3,487	5,956	10,029
Defined benefits plan expenses	761	2,845	3,459
Share option	1,598	146	158

	￦5,846	8,947	13,646

F-11
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
		2022
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	￦	22,162	662,247	114,895

Associates	F&U Credit information Co., Ltd.		3,490	49,227	265
	HanaCard Co., Ltd.(*3)		8,932	1,820	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*4)		13,795	5,608	80

			46,507	56,655	367

Others	SK Innovation Co., Ltd.		27,524	19,598	—
	SK Energy Co., Ltd.		4,585	710	—
	SK Geo Centric Co., Ltd.		925	1	—
	SK Networks Co., Ltd.(*5)		4,312	904,320	288
	SK Networks Service Co., Ltd.		6,110	71,432	7,891
	SK Ecoplant Co., Ltd.		3,330	112	—
	SK hynix Inc.		60,933	75	—
	SK Shieldus Co., Ltd.		39,455	147,731	35,854
	Content Wavve Corp.		6,797	108,760	229
	Eleven Street Co., Ltd.		71,972	31,589	—
	SK Planet Co., Ltd.		19,753	95,261	17,481
	SK RENT A CAR Co., Ltd.		14,992	15,891	—
	SK Magic Co., Ltd.		2,204	1,071	—
	Tmap Mobility Co., Ltd.		22,011	4,973	892
	Onestore Co., Ltd.		17,181	24	—
	Dreamus Company		7,235	85,193	649
	UbiNS Co., Ltd.		283	46,222	53,897
	Happy Narae Co., Ltd.		1,637	24,727	143,188
	Others		40,058	29,610	20,555

			351,297	1,587,300	280,924

		￦	419,966	2,306,202	396,186

(*1)	Operating expenses and others include lease payments paid by the Group.

(*2)	Operating expenses and others include ￦272,524 million of dividends declared to be paid by the Parent Company.

(*3)
HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Group’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*4)	Operating revenue and others include ￦13,700 million of dividends deducted from the investment in associates as a result of receipt by the Group.

(*5)	Operating expenses and others include costs for handset purchases amounting to ￦844,157 million.

F-11
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	￦	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd.		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd.(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft.		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	Dreamus Company		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UbiNS Co., Ltd.		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		￦	911,230	2,148,060	387,313

(*1)	Operating expense and others include lease payments paid by the Group.

(*2)	Operating expense and others include ￦248,677 million of dividends paid by the Parent Company.

(*3)	Transactions occurred before the related party relationship terminated.

(*4)	Operating revenue and others include ￦131,141 million of dividends that were received from SK China Company Ltd. and deducted from the investment in associates.

F-11
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(*5)	Operating revenue and others include ￦10,716 million of dividends that were received from Korea IT Fund which was deducted from the investment in associates.

(*6)	Operating expenses and others include costs for handset purchases amounting to ￦996,910 million.

(*7)	Operating revenue and others include ￦170,937 million of dividend income received from SK hynix Inc.

(*8)	Operating revenue and others include ￦9,637 million of dividend income received from SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.).

F-11
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

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

F-11
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows:

(In millions of won)
		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	￦	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UbiNS Co., Ltd.		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		￦	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ￦379 million on accounts receivable – trade.

(*2)	As of December 31, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(*3)
During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party.

F-11
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	￦	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd.		—	2,649	24,593
	Content Wavve Co., Ltd.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		￦	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ￦1,102 million on the accounts receivable — trade.

(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

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

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2022 as presented in note 12.

F-11
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

37.	Commitments and Contingencies
(1)    Collateral assets and commitments
SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦1,513 million as of December 31, 2022.
Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ￦21,981 million of equity instruments at FVTPL on ￦12,998 million of short-term borrowings as of December 31, 2022.
(2)    Legal claims and litigations
As of December 31, 2022, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.
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
The accounts receivable from sale of handsets amounting to ￦357,467 million and ￦493,277 million as of December 31, 2022 and 2021, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.
(4)  Commitment of the acquisition and disposal of shares
The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc. (“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ￦330,032 million and ￦5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ￦330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ￦31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ￦68,437 million in a specific money trust. Before March 31, 2025, the Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ￦26,374 million as of December 31, 2022.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

38.     Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Interest income	￦	(58,472)	(43,850)	(50,357)
Dividends		(2,552)	(14,132)	(1,170)
Gain on foreign currency translations		(2,095)	(10,753)	(8,928)
Gain on sale of accounts receivable — other		(1,043)	(27,725)	(22,605)
Gain (loss) relating to investments in associates and joint ventures, net		81,707	(1,948,447)	(1,028,403)
Gain on disposal of property and equipment and intangible assets		(15,985)	(40,109)	(35,644)
Gain on business transfer		—	(82,248)	(12,455)
Gain relating to financial instruments at FVTPL		(94,393)	(91,244)	(145,016)
Other income		(6,515)	(10,369)	(4,220)
Interest expense		328,307	342,342	399,176
Loss on foreign currency translations		3,814	8,005	12,730
Loss on sale of accounts receivables-other		61,841	—	—
Loss on disposal of long-term investment securities		—	—	98
Income tax expense		288,321	651,948	376,502
Expense related to defined benefit plan		134,509	190,462	198,794
Share option		84,463	91,646	4,313
Bonus paid by treasury shares		25,425	29,643	—
Depreciation and amortization		3,755,312	4,114,394	4,169,996
Bad debt for accounts receivables — trade		27,053	31,546	48,625
Loss on disposal of property and equipment and intangible assets		20,465	47,369	41,598
Impairment loss on property and equipment and intangible assets		17,027	3,135	208,833
Bad debt for accounts receivable — other		3,011	6,001	10,559
Loss relating to financial instruments at FVTPL		41,597	76,142	27,082
Loss on disposal of investment assets		1,283	—	—
Other financial fees		—	142,015	44,734
Other expenses		26,358	8,008	22,412

	￦	4,719,438	3,473,779	4,256,654

F-1
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Accounts receivable — trade	￦	(60,546)	(95,374)	(33,410)
Accounts receivable — other		54,988	(152,038)	(50,003)
Advanced payments		(25,377)	(43,212)	(945)
Prepaid expenses		11,989	77,404	112,270
Inventories		39,633	(70,601)	(7,219)
Long-term accounts receivable — other		(74,729)	83,658	26,027
Contract assets		(13,400)	(11,582)	1,528
Guarantee deposits		6,245	8,125	26,122
Accounts payable — trade		(101,465)	12,312	3,023
Accounts payable — other		369,693	(109,476)	311,737
Withholdings		4,964	(55,925)	33,348
Contract liabilities		18,910	(2,158)	35,426
Deposits received		99	(3,737)	(1,028)
Accrued expenses		116,039	7,505	61,848
Provisions		(20)	(19,324)	(30,773)
Long-term provisions		(13,792)	(260)	(548)
Plan assets		(132,131)	(51,697)	(145,214)
Retirement benefit payment		(79,117)	(114,897)	(76,987)
Others		(3,877)	(27,418)	37,256

	￦	118,106	(568,695)	302,458

(3)	Significant non-cash transactions for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Increase (decrease) in accounts payable — other relating to the acquisition of property and equipment and intangible assets	￦	(39,977)	1,063,800	(426,723)
Increase of right-of-use assets		720,932	672,723	736,157
Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.		—	—	1,072,487
Change in assets and liabilities by spin-off (Note 41)		—	14,379,397	—
Retirement of treasury shares		—	1,965,952	—
Disposal of treasury shares (Congratulatory bonus for spin-off)		—	114,373	—
Transfer from property and equipment to investment property		4,732	23,034	—

F-1
2
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Other changes	December 31, 2022
Total liabilities from financing activities:
Short-term borrowings	￦	12,998		130,000	—	—	—	—	142,998
Long-term borrowings		394,187		398,529	—	—	—	397	793,113
Debentures		8,426,683		(189,878)	122,350	—	—	7,538	8,366,693
Lease liabilities		1,534,281		(401,054)	—	—	6,503	642,327	1,782,057
Long-term payables — other		2,009,833		(400,245)	—	—	—	28,753	1,638,341
Derivative financial liabilities		111		—	—	(111)	—	—	—
Derivative financial assets		(182,661)		768	—	(85,258)	—	—	(267,151)

	￦	12,195,432		(461,880)	122,350	(85,369)	6,503	679,015	12,456,051
Other cash flows from financing activities:
Payments of cash dividends			￦	(904,020)
Payments of interest on hybrid bonds				(14,766)
Cash inflow from transactions with the non-controlling shareholders				31,151
Cash outflow from transactions with the non-controlling shareholders				(367)

				(888,002)

			￦	(1,349,882)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

F-12
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Business combinations	Spin-off	Other changes	December 31, 2021
Total liabilities from financing activities:
Short-term borrowings	￦	109,998		(50,823)	—	—	1,825	(48,510)	508	12,998
Long-term borrowings		2,028,924		63,132	600	—	662	(1,703,300)	4,169	394,187
Debentures		8,579,743		(16,755)	145,584	—	—	(295,544)	13,655	8,426,683
Lease liabilities		1,436,777		(431,674)	—	—	497	(85,322)	614,003	1,534,281
Long-term payables — other		1,566,954		(426,267)	—	—	—	—	869,146	2,009,833
Derivative financial liabilities		54,176		332	—	(42,282)	—	(12,115)	—	111
Derivative financial assets		(65,136)		—	—	(117,525)	—	—	—	(182,661)
Financial liabilities at FVTPL		—		129,123	—	7,996	—	(137,119)	—	—

	￦	13,711,436		(732,932)	146,184	(151,811)	2,984	(2,281,910)	1,501,481	12,195,432
Other cash flows from financing activities:
Payments of cash dividends			￦	(1,028,520)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash inflow from transactions with the non-controlling shareholders				444,124
Cash outflow from transactions with the non-controlling shareholders				(19,406)
Cash outflow from spin-off				(626,000)

				(1,320,679)

			￦	(2,053,611)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,387,671	1,410,823	3,613,336

F-12
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Beginning	(60,977)	306,234	281,234	526,491
Allocation at no cost	814,842	1,387,671	1,410,823	3,613,336
Additional allocation	217,643	—	—	217,643
Other changes	—	(8,049)	3,573	(4,476)
Purchase	68,471	—	—	68,471
Surrender or shall be surrendered	(1,039,979)	(1,424,476)	(1,421,550)	(3,886,005)
Borrowing	—	19,854	108,790	128,644

Ending	—	281,234	382,870	664,104

(3)	As of December 31, 2022, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,533,206 tCO2-eQ.

40.	Non-current Assets Held for Sale

(1)
On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to Tmap Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current
assets held for sale. The disposal of the investment in the associate was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	￦	8,734

(2)	The Group classified investment securities scheduled to be liquidated as non-current assets held for sale as of December 31, 2022, and the details are as follows:

(In millions of won)
		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	￦	1,062

FVTPL	Digital Content Korea Fund		3,645
	InterVest Fund		107
	Central Fusion Content Fund		1,563

			5,315

		￦	6,377

F-12
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

41.	Spin-off

(1)
In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off
of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business making new investments on November 1, 2021, and the registration of the spin-off
was completed as of November 2, 2021. The details of the
spin-off
are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income
The details of profit or loss from discontinued operations for the years ended December 31, 2021, 2020 are as follows:

(In millions of won)
	2021		2020
Operating revenue and other operating income	￦	2,469,329	2,541,133
Revenue		2,383,083	2,536,904
Other income		86,246	4,229
Operating expenses:		2,396,324	2,471,519
Labor		824,505	897,676
Commission		349,344	244,074
Depreciation and amortization		287,412	326,417
Network interconnection		863	762
Advertising		158,512	159,589
Rent		2,754	2,115
Cost of goods sold		426,161	502,469
Others		346,773	338,417

Operating profit		73,005	69,614
Finance income		47,417	100,511
Finance costs		269,823	174,250
Gain relating to investments in subsidiaries, associates and joint ventures,		1,502,147	975,947

Profit before income tax		1,352,746	971,822
Income tax expense		205,152	155,240

Profit from discontinued operations, net of taxes	￦	1,147,594	816,582

F-12
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

2)	Statements of Cash Flows
The details of cash flows from discontinued operations for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021		2020
Cash flows from operating activities	￦	59,255	495,696
Cash flows from investing activities		(967,053)	(483,599)
Cash flows from investing activities		(88,872)	(22,902)

(3)
The details of assets and liabilities derecognized from the financial statements due to the spin-off
of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows. Subsequent to the spin-off,
the Parent Company lost control over the related businesses. The spin-off
was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off
business as of the
spin-off
date was recognized in capital surplus and others.

(In millions of won)
	Amount
Current assets	￦	2,608,601
Non-current assets		19,269,615

Total assets	￦	21,878,216
Current liabilities	￦	2,161,458
Non-current liabilities		4,676,324

Total liabilities	￦	6,837,782

Net assets	￦	15,040,434

(4)
As of November 1, 2021, the Parent Company has split the business division for the purpose of new investments and management of shares in related investee companies belong to semiconductors and New ICT sector. The Parent Company has the obligation to jointly and severally reimburse the liabilities incurred by the Parent Company prior to the spin-off
with SK Square Co., Ltd., the
spin-off
company, in accordance with Article
530-9
(1) of Korean Commercial Act.

42.	Cash Dividends paid to the Parent Company
Cash dividends paid to the Parent Company for the years ended December 31, 2022, 2021 and 2020 are as follows:

(In millions of won)
	2022		2021	2020
Cash dividends received from consolidated subsidiaries	￦	35,733	12,646	119,036
Cash dividends received from associates		13,700	312,793	164,850

	￦	49,443	325,439	283,886

5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2022, 2021 and 2020

43.	Subsequent Events
On February 7, 2023, the Board of Directors of the Parent Company approved the disposal of treasury shares and details of the transaction are as follows:

Information of disposal
Number of treasury shares	324,580 Common shares
Price of the treasury per shares (in won)	￦46,700
Aggregate disposal value	￦15,158 million
Disposal date	February 9, 2023
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

F-12
6