Form 20-F
period 2023-12-31
SK TELECOM CO LTD
filed 2024-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on
April 29, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
SK
T-Tower
6
5, Eulji-ro
,
Jung-gu,
Seoul 04539,
Korea
(Address of principal executive offices)
Ms. Haejo Chae
65, Eulji-ro,
Jung-gu,
Seoul 04539,
Korea
Telephone No.:
+82-2-6100-2114
Facsimile No.:
+82-2-6100-7830
(Name, telephone, email and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing five-ninths of one share of Common Stock	SKM	New York Stock Exchange
Common Stock, par value ~~W~~ 100 per share	SKM	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
212,699,730 shares of common stock, par value
~~W~~
100 per share (not including 6,133,414 shares of common stock held by the company as treasury shares).
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

All references to “MHz” contained in this annual report shall mean megahertz, a unit of frequency denoting one million cycles per second. All references to “GHz” shall mean gigahertz, a unit of frequency denoting one billion cycles per second. All references to “Kbps” shall mean one thousand bits per second, all references to “Mbps” shall mean one million bits per second and all references to “Gbps” shall mean one billion bits per second. All references to “GB” shall mean gigabytes, which is one billion bytes. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All references to “Won,” or “~~W~~” in this annual report are to the currency of Korea and all references to “Dollars,” “U.S. dollar” or “US$” are to the currency of the United States of America.

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

Effective as of November 1, 2021, we conducted a horizontal spin-off (the “Spin-off”) of our businesses related to the management of our equity interests in certain subsidiaries and investees (the “Spin-off Portfolio Companies”) engaged in the semiconductor and certain other non-telecommunications businesses, including security, e-commerce and other new information and communications technologies (“ICT”) businesses (the “Spin-off Businesses”). The Spin-off was accomplished through the establishment of a new company named SK square Co., Ltd. (“SK Square”), to which our equity interests in the Spin-off Portfolio Companies were transferred, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock. As a result of the Spin-off, our business operations relating to the Spin-off Businesses have been accounted for as discontinued operations in our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, included in this annual report.

As part of the Spin-off, all of our equity interests in SK hynix Inc. (“SK Hynix”) were transferred to SK Square, effective as of November 1, 2021. As a result, the consolidated financial statements of SK Hynix incorporated by reference in this annual report are as of and for the ten months ended October 31, 2021, pursuant to, and in accordance with, the requirements of Rule 3.09 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

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

•

our plans for capital expenditures in 2024 for a range of projects, including investments to further expand and improve our 5G network, investments to maintain our fourth generation long-term evolution (“LTE”) network and related services, investments to improve and expand our Wi-Fi network, investments to develop our Internet of Things (“IoT”) solutions and platform services business portfolio, including artificial intelligence (“AI”) solutions, investments in data infrastructure, investments in further research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas;

•

our efforts to make significant investments to build, develop and broaden our businesses, including our next-generation growth businesses in cloud computing, data centers, smart factories, subscription services, metaverse, media, platform, AI solutions, enterprise AI services and other innovative products and services, as well as to actively integrate AI technology generally into, and create synergies among, our various businesses;

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

We face substantial competition across all of our businesses, including our wireless telecommunications business. We expect competition to remain intense as new technologies, products and services are developed and introduced by us and our competitors. We expect that such trends will continue to put downward pressure on the rates we can charge our subscribers.

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. As of December 31, 2023, the collective market share of KT and LG U+ amounted to approximately 59.3% in terms of number of wireless subscribers (including an aggregate of 16.3% attributable to mobile virtual network operators (“MVNOs”) that lease KT’s and LG U+’s respective networks) compared to 56.8% (including an aggregate of 13.8% attributable to MVNOs) as of December 31, 2022. Such increase in the collective market share of KT and LG U+ was mainly attributable to an increase in the market share of MVNOs that lease LG U+’s network.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has increased in recent years from 14.4% as of December 31, 2021 to 16.9% as of December 31, 2022 and 19.2% as of December 31, 2023, in terms of number of subscribers. In addition, other companies may enter the wireless network services market. For example, in January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X, a consortium led by Stage Five, an MVNO, to provide nationwide wireless network services. Stage X is required, among other things, to install 6,000 base stations across Korea that use the 28 GHz spectrum by 2027.

We believe that a continued increase in the market share of MVNOs (including through the entrance of new MVNOs, if any) and the entrance of new mobile network operators (including in connection with the allocation of 800 MHz of bandwidth in the 28 GHz spectrum in January 2024 to Stage X), if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our business, financial position and results of operations. See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage” and “— Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.”

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2023, our market share of the fixed-line telephone and VoIP service market was 15.7% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”)) in terms of number of subscribers compared to KT with 54.2% and LG U+ with 18.7%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023), Coupang Play and Watcha, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2023, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 40.8% and LG U+ with 21.4%. As of December 31, 2023, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 26.1% compared to KT with 36.5% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.7% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.8%.

Over the past few years, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunications services provider in Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., which was subsequently merged with and into SK Broadband in October 2022. Following such transactions (the “Tbroad Merger”), we owned approximately 74.4% of SK

Broadband’s total outstanding shares as of December 31, 2023 and were the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2023. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”). In August 2021, KT acquired HCN Co., Ltd. (“HCN”), a major Korean cable TV service provider, through its subsidiary KT Skylife Co., Ltd. (“KT Skylife”). Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

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

Continued competition from other wireless and fixed-line telecommunications service providers has also resulted in, and may continue to result in, deactivations among our subscribers. A substantial level of subscriber deactivations, or churn, may significantly harm our business, financial condition and results of operations. In 2023, the monthly churn rate in our wireless telecommunications business ranged from 0.7% to 0.9%, with an average monthly churn rate of 0.8%, which remained unchanged compared to 2022. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers.

As we continue to expand our business into areas beyond the traditional wireless and fixed-line telecommunications businesses, we also face competition from major players in the relevant sectors, such as cloud services, data center services, smart factories, metaverse, online commerce and television shopping (“T-commerce”). Some of our competitors may have stronger brand recognition, more robust technological capabilities and/or more significant financial resources than us in their respective areas of business.

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

The telecommunications industry has been characterized by continual improvements and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from our basic code division multiple access (“CDMA”) network to our wideband code division multiple access (“WCDMA”) network, and subsequently to the currently dominant LTE and 5G technologies. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the continued implementation and enhancement of 5G technology and the eventual development and implementation of a successor technology to 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of further expanding our 5G network coverage. Our 5G network coverage currently includes all of the major metropolitan and other urban areas, as well as subway lines, in Korea, and we have been expanding our 5G network coverage in rural areas by constructing 5G networks that are shared with other mobile network operators in such areas. We expect to be able to provide full nationwide outdoor terrestrial coverage and substantially full nationwide coverage in large buildings by the end of 2024. KT and LG U+ also rolled out their respective 5G wireless service plans in

April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance or network quality of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2023, 2022 and 2021, we spent Won 1,380.6 billion, Won 1,833.4 billion and Won 1,850.9 billion, respectively, in capital expenditures to build and enhance our wireless networks. We plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network and enhance the service quality of our 5G network, including through the development and application of AI technology. In addition, we plan to continue expanding and maintaining our 5G network as described above, while also maintaining our LTE network, which we expect will continue to be used by a significant portion of our subscriber base in the near future, despite the ongoing expansion of the 5G network and gradual migration of wireless service users to the 5G network over time. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.

Our businesses are generally subject to governmental supervision and various types of regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the Mobile Device Distribution Improvement Act (“MDDIA”), wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. While the Government indicated in January 2024 that it will seek to abolish the MDDIA in order to encourage wireless service providers to offer more differentiated customer benefits to consumers, it has also suggested that such discounted rates may be retained through a related amendment to the Telecommunications Business Act. In connection with such policy objectives, the Government amended the Enforcement Decree of the MDDIA in March 2024, pursuant to which wireless telecommunications service providers may provide more liberal subsidies to subscribers that are switching their wireless telecommunications providers based on certain criteria specified by the KCC, including the expected profits to the wireless telecommunications service providers and subscribers’ costs of switching wireless telecommunications service providers. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a general decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” In July 2022, the MSIT requested wireless telecommunications service providers, including us, to introduce additional mid-tier 5G rate plans to provide 5G subscribers with more diverse and affordable rate plans that better meet their data usage patterns. We have since introduced several types of such new plans in 2022 and 2023. In November 2023, the MSIT requested wireless telecommunications service providers, including us, to provide 5G smartphone users with the option to subscribe to LTE plans, which we implemented in the same month. In addition, in January 2024, the MSIT requested wireless telecommunications service providers, including us, to introduce low-tier 5G rate plans priced under Won 40,000 per month, which we implemented in March 2024. The Government may suggest other policy initiatives relating to rate plans of wireless telecommunications service providers in the future and any further changes to our rate plans we make in response to such suggestion may adversely affect our profitability and results of operations.

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

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which included only us, were required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) by other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks until September 2022. While such regulatory requirement expired in September 2022, we have continued to comply with such requirement pending future regulatory development, and in December 2023, a bill indefinitely extending such requirement was passed by the National Assembly. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has been, and may continue to be, adversely affected.

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

In addition, the Fair Trade Act provides for various regulations and restrictions enforced by the Korea Fair Trade Commission (the “KFTC”) to prohibit or restrict actions that impede competition and fair trade. From time to time, we have been, and may in the future be, subject to investigations by the KFTC relating to potential violations of such laws and regulations. See “Item 8.A. — Consolidated Statements and Other Financial Information — Legal Proceedings — KFTC Proceedings.” Any future determination by the KFTC that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our business.

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

Occurrences of widespread infectious diseases, including any possible recurrence of COVID-19, may materially and adversely affect our business, financial condition and results of operations.

“COVID-19,” an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. In recent years, the global outbreak of COVID-19 had led to global economic and financial disruptions and had from time to time disrupted our business operations. While we do not believe that the COVID-19 pandemic has had a material adverse impact on our overall business to date, a future exacerbation of the COVID-19 pandemic or other types of widespread infectious diseases may result in disruption in the normal operations of our business.

We are subject to a number of risks, including but not limited to:

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

In the event that a future recurrence of COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be adversely affected.

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

For example, we completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2023. Moreover, in February 2022, in order to strengthen our online distribution capabilities and explore synergies with our other businesses in the ICT sector, we indirectly re-acquired a 100.0% equity interest in SK m&service Co., Ltd. (“SK M&Service”), which provides online corporate employee benefits management and training services to Korean businesses and public institutions, through our wholly-owned subsidiary PS&Marketing Corporation (“PS&Marketing”), for Won 72.9 billion from SK Planet.

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

In order to pursue enhancement of shareholder value and acceleration of growth of the Spin-off Businesses, we effected the Spin-off in November 2021. Following the Spin-off, we have become primarily focused on our core wireless and fixed-line telecommunications businesses, as our equity interests in the Spin-off Portfolio Companies (including our interest in, among others, SK Hynix, SK shieldus Co., Ltd. (a leading provider of physical security, cybersecurity and converged security services in Korea), Eleven Street (an e-commerce platform in Korea), T map Mobility Co., Ltd. (a leading provider of mobility services in Korea) and Content Wavve Co., Ltd. (which operates Wavve, a leading online contents platform in Korea)) comprising our previous semiconductor and new ICT businesses were transferred to SK Square pursuant to the Spin-off. Our business operations relating to the Spin-off Businesses have been accounted for as discontinued operations in our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

In line with our strategic emphasis on AI technology, we announced our updated vision of transforming into an “AI Company” that combines AI technology with connectivity technologies of our core telecommunications business as well as the underlying technologies of our other new growth businesses in November 2022 and our “AI Pyramid” strategy in September 2023, which focuses on the three key aspects of (i) developing and expanding our AI infrastructure, (ii) applying AI technology to innovate our existing core business lines and promote the growth of our new growth businesses, and (iii) developing and expanding innovative AI services. See “Item 4.B. Business Overview — Our Business Strategy.” We have also been collaborating with leading Korean AI technology companies as well as other global telecommunications companies in order to accelerate our ongoing transformation to become an AI Company, including by forming the Global Telco AI Alliance (the “GTAA”) in July 2023 with Deutsche Telecom of Germany, e& of the United Arab Emirates and Singtel of Singapore, which was later joined by Softbank of Japan in February 2024. The members of the GTAA have agreed to establish a joint venture dedicated to the development of large-language models that are specifically tailored to the needs of telecommunications companies, and also seek business opportunities in AI-related business areas. In addition, we made a minority equity investment of US$100 million in Anthropic, a generative AI technology company based in San Francisco, in August 2023. We are working with Anthropic and other technology companies to jointly develop a multilingual large-language model customized for telecommunications companies.

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

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate for the Korean wireless telecommunications industry as of December 31, 2023 was approximately 161.3%, which was relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate for wireless telecommunications service in Korea will remain relatively stable. As a result of the already high penetration rate in Korea for wireless telecommunications services coupled with our leading market share, we expect our subscriber growth rate to decrease. Slowed growth in the penetration rate without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 102.5 billion in 2023, Won 103.9 billion in 2022 and Won 120.8 billion in 2021. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

The growth of our wireless data businesses has been a significant factor in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. In particular, the continued increase in popularity of smartphones and data intensive applications among smartphone users has been a major factor for the high utilization of our bandwidth in recent years. Although such trend has been offset in part by the implementation of new technologies that enable more efficient usage of our bandwidth, we expect that the current trend of increased data transmission use by our subscribers will continue to accelerate in the near future as more subscribers migrate to our 5G network and the volume and sophistication of the multimedia content we offer through our wireless data services continue to grow in the 5G environment. While we believe that we can address the capacity constraint issue through system upgrades and efficient allocation of bandwidth, inability to address such capacity constraints in a timely manner may adversely affect our business, financial condition and results of operations. In the event we are unable to maintain sufficient bandwidth capacity, our subscribers may perceive a general slowdown of wireless telecommunications services. Growth of our wireless telecommunications business will depend in part upon our ability to effectively manage our bandwidth capacity and to implement efficiently and in a timely manner new bandwidth-efficient technologies if they become available. We cannot assure you that bandwidth constraints will not adversely affect the growth of our wireless telecommunications business.

In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023, which we were not able to do within the Government’s requested timetable. While we do not believe that the loss of such allocated bandwidth have had or will have a material adverse effect on our business, we cannot assure you that we will be able to reacquire such bandwidth in the future or that the failure to reacquire such bandwidth will not adversely affect our future prospects. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. Stage X is required, among other things, to install 6,000 base stations across Korea that use the 28 GHz spectrum by 2027.

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

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunications businesses. We spent Won 2,973.9 billion for capital expenditures in 2023. We currently expect to spend a similar amount for capital expenditures in 2024 compared to 2023 for a range of projects, including investments to further expand and improve our 5G network, investments to maintain our LTE network and related services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in further research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid- to long-term research and development projects. Such projects also include other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas. In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” We would be required to spend additional amounts on capital expenditures in connection with our continued efforts to build out our networks on such reallocated bandwidths. We may increase, reduce or suspend our planned capital expenditures for 2024 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments.

In particular, we continue to make significant capital investments to expand and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing number of data intensive mobile applications and use of such applications by smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than is currently anticipated to expand the bandwidth capacity of our networks or our customers may experience suboptimal performance when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition and results of operations. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”

As of December 31, 2023, we had Won 2,707.2 billion in contractual payment obligations (excluding short-term leases and leases of low-value assets) due in 2024, which mostly involved repayment of debt obligations and payments related to lease liabilities and frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

We purchase wireless network equipment from a small number of suppliers. To date, we have purchased substantially all of the equipment for our networks from Samsung Electronics Co., Ltd. (“Samsung Electronics”), Ericsson-LG Co., Ltd. (“Ericsson-LG”) and Nokia Corporation (“Nokia”). In addition, we purchase a substantial majority of our wireless devices from Samsung Electronics and Apple. Although other manufacturers sell the equipment we require, sourcing such equipment from other manufacturers could result in unanticipated costs in the maintenance and enhancement of our wireless networks. Inability to obtain the equipment needed for our networks in a timely manner may have an adverse effect on our business, financial condition and results of operations.

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

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall risk management system and processes. See “Item 16K. Cybersecurity.” Our cybersecurity measures may be breached due to employee error, malfeasance or otherwise. Instituting appropriate access controls and safeguards across all of our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we have experienced minor isolated cybersecurity incidents in the past, we do not believe that any such incidents had a material adverse effect on our business, financial condition or results of operations. If an actual or perceived breach of our cybersecurity of a material nature occurs or the market perception of the effectiveness of our cybersecurity measures is materially harmed, we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, damage to our reputation and a loss of confidence of our customers, which could have an adverse effect on our business, financial condition and results of operations.

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

The Telecommunications Business Act currently sets a 49.0% limit on the aggregate foreign ownership of our issued shares. Under the Telecommunications Business Act, as amended, a Korean entity, such as SK Inc., is deemed to be a foreign entity if its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreigner and such shareholder (together with the shareholdings of its related parties) holds 15.0% or more of the issued voting stock of the Korean entity. While there is currently a pending bill before the National Assembly which proposes to eliminate such limitation on the aggregate foreign ownership, it remains uncertain as to whether the National Assembly will vote in favor of passing such bill or when such vote will take place.

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act which became effective in April 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling until the end of the MSIT’s Public Interest Review (see “Item 4.B. Business Overview — Foreign Ownership and Investment Restrictions and Requirements”).

As of December 31, 2023, SK Inc. owned 65,668,397 shares of our common stock, or 30.0%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2023, which we believe was 41.0%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2023, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “— Risks relating to Our Business — Occurrences of widespread infectious diseases, including any possible recurrence of COVID-19, may materially and adversely affect our business, financial condition and results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, which have been affected by, among others, the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, increases in policy interest rates globally (including Korea) to combat rising inflationary pressures, and more recently, escalating hostilities in the Middle East following the Israel-Hamas war, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics, such as COVID-19, and increases in market interest rates;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Won against the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

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

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail or small— and medium—sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or any changes to existing free trade agreements;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

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

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of the COVID-19 pandemic as well as interest rate increases, which together would likely lead to a national budget deficit as well as an increase in the Government’s debt;

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

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from escalating hostilities in the Middle East following the Israel-Hamas war) and North Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations and the market value of our common shares and ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Securities-related Class Action Act of Korea (the “Securities-related Class Action Act”), enacted in January 2004, allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, annual reports, audit reports, and semi-annual or quarterly reports or omissions of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. The Securities-related Class Action Act permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the relatively recent enactment of the Securities-related Class Action Act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2023, SK Inc. owned 30.0% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 13,512,383 shares as of March 31, 2024, exceeds a specified maximum, which was 73,861,029 shares as of March 31, 2024, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 33.7 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2023, representing a market share of 40.7%, the largest market share among Korean wireless telecommunications service providers. We believe we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

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

In connection with the Spin-off, we also engaged in a 5-to-1 stock split of our common stock (the “Stock Split”), pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 represented five-ninths of one share of our common stock. On March 31, 2024, we had a market capitalization of approximately Won 11.3 trillion (US$8.4 billion) or approximately 0.5% of the total market capitalization on the KRX KOSPI Market, making us the 32nd largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing five-ninths of one share of our common stock, have traded on the NYSE since June 27, 1996.

We are a corporation with limited liability organized under the laws of Korea. We established our telecommunications business in March 1984 under the name Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi Telecom Co., Ltd. (“Shinsegi”), which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea and our telephone number is +82-2-6100-2114. Our website address is www.sktelecom.com.

The SEC maintains a website (www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

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

There are currently three mobile network operators in Korea: us, KT and LG U+. As of December 31, 2023, the market share of the Korean wireless telecommunications market, in terms of number of subscribers, of KT and LG U+ was approximately 29.3% and 30.0%, respectively (compared to our market share of 40.7%), each including MVNO subscribers leasing the respective networks. As of December 31, 2023, MVNOs had a combined market share of 19.2%, of which MVNOs leasing our networks represented 2.9%, MVNOs leasing KT’s networks represented 8.6% and MVNOs leasing LG U+’s networks represented 7.6%. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. Stage X is required, among other things, to install 6,000 base stations across Korea that use the 28 GHz spectrum by 2027.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 21.4 lines per 100 population as of December 31, 2023, and wireless penetration increasing from 7.0 subscribers per 100 population in 1996 to 161.3 subscribers per 100 population as of December 31, 2023. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(In thousands, except for per population amounts)
Population of Korea(1)	51,325	51,439	51,639
Wireless Subscribers(2)	82,770	75,958	71,920
Wireless Subscribers per 100 Population	161.3	147.7	139.3
Telephone Lines in Service	10,974	11,621	12,212
Telephone Lines per 100 Population	21.4	22.6	23.6

(1)	Source: The Ministry of the Interior and Safety.
(2)	Includes subscribers of non-mobile phone wireless services, such as services for tablet computers, wearable devices, IoT devices and others.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2023, approximately 55.1 million Korean wireless subscribers owned smartphones that had direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of smartphones and wireless subscribers in Korea as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(In thousands, except for percentage data)
Number of Smartphones	55,126	54,249	53,465
Total Number of Wireless Subscribers(1)	82,770	75,958	71,920
Penetration of Smartphones	66.6%	71.4%	74.3%

(1)	Includes subscribers of non-mobile phone wireless services, such as services for tablet computers, wearable devices, IoT devices and others.

The decreases in the penetration rate of smartphones as of December 31, 2023 compared to December 31, 2022, and as of December 31, 2022 compared to December 31, 2021, were primarily due to a faster increase in the number of subscribers of non-mobile phone wireless services, such as tablet computers, wearable devices, IoT devices and others, as compared to the increase in the number of smartphones.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2023, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 24.1 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	24,098	23,537	22,944
Number of IPTV Subscribers	21,583	21,289	20,628

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as other new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, metaverse platform-based services, AI solutions and enterprise AI services. Our operations are reported in three segments:

•

cellular services, which include wireless voice and data transmission services, sales of wireless devices, IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, metaverse platform-based services, AI solutions and enterprise AI services;

•

fixed-line telecommunications services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services; and

•	other businesses, which include our T-commerce business and certain other miscellaneous businesses.

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses by leveraging our AI and digital infrastructure technologies. In pursuit of such objectives, we plan to further utilize AI technology and our big data analysis capabilities to develop and commercialize new products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer. In doing so, we plan to actively collaborate with the new ICT businesses operated by the Spin-off Portfolio Companies (comprising our former subsidiaries and investees that were spun off to SK Square pursuant to the Spin-off) as well as other affiliates of the SK Group and third parties. Through such efforts, we strive to become a socially respected AI Company as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a socially respected AI Company, we have undertaken the following strategic initiatives:

•	Maintain our leadership in the wireless services business by offering innovative 5G services and customer-oriented products and services. We plan to maintain our leadership in the wireless services business by offering innovative 5G services that provide differentiated subscriber experiences. We also plan to promote the proliferation of 5G services by offering services and content that are specialized for the 5G environment, such as hands-on experience services, metaverse platform-based services and e-sports. In addition, we will continue to analyze the needs of our subscribers and enhance the quality and breadth of our wireless services by leveraging our AI technology and provide products and services that meet such needs.

•

Develop our next-generation growth businesses. We believe that we have evolved from being a domestic telecommunications provider in Korea to possessing the fundamental capabilities that enable us to pursue a broad range of collaboration in the field of ICT with both domestic and international partners, including the Spin-off Portfolio Companies. We have formed strategic partnerships with industry leaders to create synergies in various areas, such as AI technology, mobile edge computing (“MEC”) and e-sports, and we are continually expanding the areas for collaboration.

•

Develop our technological capabilities and new products and services to support our 5G network. We aim to continue developing cutting-edge technologies that will be adopted as the technological standard for 5G services. In addition, we will seek to apply our 5G infrastructure and capabilities to our various other key businesses to create unique new products and services geared to serve evolving customer needs. Furthermore, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our 5G network.

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

More recently, in furtherance of our strategic emphasis on AI technology, we announced our updated vision of transforming into an AI Company in November 2022 and our AI Pyramid strategy in September 2023, which focuses on the three key aspects of (i) developing and expanding our AI infrastructure, (ii) applying AI technology to innovate our existing core business lines and promote the growth of our new growth businesses, and (iii) developing and expanding innovative AI services. Through the AI Pyramid strategy, we seek to strengthen our relationship with our customers through advances in AI technology and creation of AI services, integrating both internal research and development efforts and external partnerships and alliances. As part of such vision, we seek to enhance customer engagement levels and strengthen our customer relationships through “A.” (or “A dot”), an innovative mobile application that utilizes generative AI technology and provides users with AI-based personal assistant services, which was first introduced in May 2022 and officially launched in September 2023.

We have also been collaborating with leading Korean AI technology companies as well as other global telecommunications companies in order to accelerate our ongoing transformation to become an AI Company, including by forming the GTAA in July 2023 with Deutsche Telecom of Germany, e& of the United Arab Emirates and Singtel of Singapore, which was later joined by Softbank of Japan in February 2024. The members of the GTAA have agreed to establish a joint venture dedicated to the development of large-language models that are specifically tailored to the needs of telecommunications companies, and also seek business opportunities in AI-related business areas.

We are also expanding our services to not only focus on connecting people through more traditional means of telecommunications but also through “Ifland,” our AI-driven metaverse services which we launched in July 2021, and our planned mobility services (including urban air mobility and autonomous driving, both of which are currently under development). Furthermore, we are building and expanding “AIX,” a new collaborative AI technology framework, through an alliance of leading Korean AI technology companies led by us, which strategy includes pursuing opportunities for acquisitions and investments in companies in business areas that would benefit from our AI and digital transformation capabilities, thereby increasing the enterprise values of such companies that in turn would ultimately increase our enterprise value. In addition, as part of our commitment to pursue sustainable management, we seek to make positive contributions to the society and environment by using AI technology to solve social challenges.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide IoT solutions and innovative platform services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by approximately 99.0% of the Korean population. We had 33.7 million wireless subscribers, including MVNO subscribers leasing our networks, as of December 31, 2023, representing a market share of 40.7%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually expanding our 5G network coverage and enhancing service quality. The table below sets forth the number of subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in thousands)
Network
5G	15,757	13,466	9,911
LTE	16,816	18,084	20,198
WCDMA	1,089	1,285	1,660
CDMA(1)	—	—	115

Total	33,662	32,836	31,884

(1)

In July 2020, we terminated our second generation wireless services using our CDMA network. CDMA subscribers as of December 31, 2021 consist of subscribers who had not upgraded to our other networks or terminated their subscriptions as of such date.

In 2023, 2022 and 2021, our cellular services segment revenue was Won 13,123.2 billion, Won 12,942.3 billion and Won 12,718.5 billion, respectively, representing 74.5%, 74.8% and 75.9%, respectively, of our consolidated revenue from continuing operations.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing. As of December 31, 2023, approximately 24.4 million, or 72.4%, of our subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet compared to approximately 24.3 million, or 74.1%, as of December 31, 2022, which decrease was primarily due to a faster increase in the number of non-mobile phone wireless devices, such as tablet computers, wearable devices, IoT devices and others, as compared to the increase in the number of smartphones. We purchase a substantial majority of our wireless devices from Samsung Electronics and Apple.

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

IoT Solutions

Through our IoT solutions business, we provide network access and enhanced services to support telemetry-type applications, which are characterized by massive machine-type communication (“mMTC”) wireless connections, to business customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low-Power Wide-Area network based on LoRa technology (our “LoRa network”) in July 2016. In April 2018, we increased the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology, and we have further enhanced our competitiveness in this business with our 5G network.

We provide network access and customized IoT solutions to our business customers. Our IoT services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2023, Cloud EMS had more than 200 customers, mostly from energy-intensive industries such as the petrochemical industry as well as the luxury retail industry.

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

In May 2022, we launched a beta-test version of A., which offers the ability to verbally communicate with the user and handle a variety of tasks on the user’s smartphone, including recording and summarizing calls, managing the user’s schedules, providing real-time interpretation service during calls and recommending and playing personalized music and video contents. We plan to continually strengthen the level of personalization offered, and expand the portfolio of services handled, by A., including through collaboration with third parties. We officially launched the application in September 2023.

Other New Businesses

In recent periods, we have launched a variety of new businesses leveraging our capabilities in telecommunications technology and ICT, and we are continuing to invest in these and other emerging new business areas, including the following:

•

Cloud services. We provide comprehensively managed cloud services in Korea, which entail ongoing and regular support and active administration services ranging from those relating to network, application, infrastructure and security, leveraging our advanced 5G MEC technology and platform. Customers that subscribe to our cloud services primarily include businesses that require secure and ultra-low latency communications, focusing on the game, media, logistics, healthcare, finance and manufacturing industries. We completed the construction of MEC infrastructure at four strategic locations during 2020 and we launched our first MEC-based cloud service, “5GX Edge Cloud,” in collaboration with Amazon Web Services in December 2020. In March 2022, in collaboration with Dell Technologies Inc. (“Dell”), we launched a MEC platform that combines our 5G MEC solution and Dell’s servers and began offering cloud services to global telecommunications companies. We have also entered into strategic partnerships with a number of other leading cloud service providers to pursue further collaboration in the 5GX Edge Cloud business. In February 2024, we made a minority equity investment in Lambda, a graphics processing unit (“GPU”) cloud service provider based in San Francisco, and plan to form a strategic partnership during 2024 to actively explore business opportunities in the global AI cloud market. We believe that such investment will enable us to secure a stable supply of GPUs for us to provide GPU-as-a-service to businesses as we seek to enter the global AI cloud and data center markets in furtherance of our organizational goal to transform into an AI Company.

•

Smart Factory Solutions. We provide tailored smart factory solutions that leverage our 5G and other wireless technology infrastructure as well as our capabilities in artificial intelligence-of-things technology and big data analysis to cater primarily to businesses in high-tech industries. Our smart factory solutions, which are typically provided on a subscription basis, cater to the various needs of our customers including those related to manufacturing process, quality control, equipment management, industrial safety and logistics.

•

Subscription service. In August 2021, we launched a subscription-based membership service under our “T Universe” brand name. T Universe currently offers several types of subscription packages, and a subscriber can choose from a variety of available benefits including free shipping and discount coupons on merchandise purchases made on the Amazon Global Store (which operates on Eleven Street’s 11st e-commerce platform), access to a cloud storage service, and discounts and/or coupons from various participating food and beverage store chains and delivery service providers, online video streaming and music services including YouTube Premium. Customers can also choose to subscribe to specific products or services. In order to continue expanding our T Universe membership base, we plan to pursue additional business partnerships with popular consumer brands and service providers to increase the number and appeal of the businesses that participate in the T Universe subscription program. We also plan to continue to invest in improving our customers’ user experience and strengthen the use of AI and digital technologies in our marketing efforts to promote to grow and evolve T Universe into an “AI-based subscription commerce platform.”

•

Metaverse. In July 2021, we launched a metaverse community platform called “Ifland.” Ifland, which is available as a mobile application on the Google Android and the Apple iOS operating systems, allows users to create personal avatars and communicate with other users by joining one or more of Ifland’s thousands of active virtual communities. Users can also create their own communities and virtual homes. In addition, businesses and public institutions have been actively promoting their services, products and events on the Ifland platform. As of December 31, 2023, Ifland was available in 50 countries around the world and had over 60 million cumulative downloads globally. We plan to continue enhancing our customers’ user experience by increasing the media and game contents available on the platform through collaboration with third-party content creators, publishers and other strategic partners. We have also begun supporting economic transactions on the Ifland platform by introducing virtual points that may be monetized into cash, and we have further enhanced the level of economic activities on the platform through the introduction of in-app purchases and the use of non-fungible token technologies.

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

•

Enterprise AI services. Our business customers have been increasingly seeking digital transformation by implementing AI technology, including generative AI, into their operations and business cycle. In order to meet such needs of our business customers, we have introduced various AI technology services, which we have been developing in order to improve our and our affiliated companies’ competitiveness, which are collectively referred to as “enterprise AI” services. Our enterprise AI services combine AI technology with connectivity and infrastructure technologies of our core telecommunications business as well as the underlying technologies of our other new growth businesses, and are offered in six categories, including generative AI, AI vision, AI robot, AI contact center, AI marketing and AI data.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Substantially all of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2023. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom pursuant to which a subscriber is billed in advance a monthly fixed service fee in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans. We offer various postpaid account plans for mobile devices, tablets and smart watches that are designed to meet a wide range of subscriber needs and interests. Our 5G services are primarily provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and unlimited data transmission allowance per month and range from Won 69,000 to Won 125,000 per month. We also offer several types of lower-priced 5G rate plans, ranging from Won 39,000 to Won 59,000 per month, with smaller data transmission allowances per month compared to our 5GX plans that target subscribers who seek more affordable rate plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. We also offer “Direct” plans that are exclusively available through our online distribution channel, ranging from Won 27,000 to Won 69,000 per month for 5G services and from Won 22,000 to Won 48,000 per month for LTE services. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0” plans for smartphone users who are 34 years old or younger tailored for younger demographics, our “0 Teen” plans for teenagers who are 18 years old or younger, our “ZEM” plans for children who are 12 years old or younger, our “T Senior” LTE and 5G subscription plans for users who are 65 years or older, our “5G Happiness (Haengbok-nuri)” plans for customers with visual impairment or hearing loss and our “0 Hero” LTE plans for users who are performing mandatory military service.

We also offer bundled rate discount plans combining multiple wireless devices as well as those combining our wireless services with our fixed-line telecommunications services. In addition, we offer bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

Data Add-on Rate Plans. We offer a variety of optional “add-on” rate plans and data coupons that are designed to meet a wide range of subscriber needs with respect to increased data usage that followed the widespread use of smartphones and faster transmission speeds. For example, for certain rate plan subscribers, we offer unlimited access to the wavve video streaming service and the Flo music streaming service through our “wavve and Data Plus” plan and “Flo and Data Plus” plan, respectively, at no additional cost, at a discounted rate or at the standard rate, depending on the subscribers’ basic rate plan.

Roaming Plans. “Baro Plan” is our representative international roaming plan for longer term travelers and provides fixed data transmission allowances of 3GB for Won 29,000, 6GB for Won 39,000, 12GB for Won

59,000 or 24GB for Won 79,000 that can be used in 190 countries. Subscribers who are 34 years old or younger receive an additional data allowance of 1GB. In addition, we offer monthly overseas travel-related benefits to subscribers of the Baro Plan, including discount coupons for overseas travel insurance. All of our roaming plans include free high-quality data voice calls and text messages to Korea through our T Phone application. We also provide to all of our roaming service subscribers an automatic roaming service called “Safe Automatic T Roaming,” which provides 30 minutes of voice calls per day (including three minutes of free voice calls) for a maximum of Won 10,000 (with voice calls in excess of 30 minutes per day incurring additional charges) without having to separately purchase a roaming plan.

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

5G Network. 5G is the state-of-the-art wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. In April 2019, we launched wireless service plans using the 5G network following the commencement of sales of the first 5G-compatible smartphones, and we are in the process of further expanding our 5G network coverage. Our 5G network coverage currently includes all of the major metropolitan and other urban areas, as well as subway lines, in Korea, and we have been expanding our 5G network coverage in rural areas by constructing 5G networks that are shared with other mobile network operators in such areas. We expect to be able to provide full nationwide outdoor terrestrial coverage and substantially full nationwide coverage in large buildings by the end of 2024. Our 5G services provided a maximum data transmission speed of 2.75 Gbps, and our 5G penetration, which represents the number of our 5G subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, was 46.8% as of December 31, 2023. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.

We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2023, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 988 Mbps compared to 949 Mbps for KT’s 5G network and 881 Mbps for LG U+’s 5G network.

LTE Network. LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our WCDMA network. Since first commencing our LTE services in July 2011, we have developed and launched various upgraded LTE networks and related services providing faster network speeds, enhanced connectivity and broader coverage areas. Our LTE penetration, which represents the number of our LTE subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, increased to a peak of 79.3% as of December 31, 2019 compared to 49.3% as of December 31, 2013, before decreasing to 49.9% as of December 31, 2023 as a result of the ongoing customer migration to the 5G network. We expect that wireless services based on LTE technology will continue to be used by a significant portion of our subscriber base in the near future, despite the ongoing expansion of 5G network and gradual migration of wireless service users to the 5G network over time, and plan to continue to deploy improved LTE technology to increase the maximum data transmission speed of our services.

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2023, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 243 Mbps compared to 171 Mbps for KT’s LTE network and 122 Mbps for LG U+’s LTE network.

Wi-Fi Network. Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2023, we had more than 120,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

Network Infrastructure

The principal components of our wireless networks are:

•

base stations, which are physical locations equipped with transmitters, receivers and other equipment that communicate by radio signals with wireless handsets within range of the cell (typically a 3 to 40 kilometer radius);

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

As of December 31, 2023, our 5G, LTE and WCDMA networks had an aggregate of 59,392 base stations. As we continue to expand our 5G network coverage, the number of our base stations is expected to increase accordingly.

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

Distribution. We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 2,900 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to receive detailed information on our subscription services. As of December 31, 2023, we operated 1,065 T Premium Stores.

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

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion (Won 5.0 billion if collateral is pledged) which can be used for operational expenditures with a repayment period of up to 11 months. We also provide loans to our authorized dealers for financing deposits and key money in connection with securing retail space with a repayment period of up to 30 months. As of December 31, 2023, we had an aggregate of Won 69.6 billion outstanding in loans to authorized dealers.

Customer Service. We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard-Service Quality Index, for 26 years, 26 years and 24 years, respectively.

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

	As of December 31,
	2023	2022	2021
	(in thousands)
Fixed-Line Telephone (including VoIP) (1)	3,464	3,559	3,634
Broadband Internet (2)	6,926	6,704	6,581
IPTV (3)	6,728	6,504	6,137
Cable TV	2,821	2,819	2,863

(1)	Includes subscribers to VoIP services of SK Broadband.
(2)	Excludes dedicated broadband Internet lines for Internet cafes.
(3)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2023, 2022 and 2021, our fixed-line telecommunications services segment revenue was Won 3,928.0 billion, Won 3,813.0 billion and Won 3,677.7 billion, respectively, representing 22.3%, 22.0% and 22.0%, respectively, of our consolidated revenue from continuing operations.

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

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2023, we had approximately 3.5 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband). Our fixed-line telephone services are primarily offered under the “B phone” brand name. A portion of our fixed-line telephone services were previously provided through the VoIP services of our subsidiary SK Telink that targeted corporate customers, which business was acquired by SK Broadband in April 2021.

Broadband Internet Access Services

Our broadband Internet access network covered a substantial majority of households in Korea as of December 31, 2023. As of December 31, 2023, we had approximately 6.9 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from “Giga Premium,” which is up to 10 times faster than data transmission speeds on networks utilizing FTTH technology and allows for data transmission at a maximum speed of 1 Gbps, to “Giga Premium×10,” which provides data transmission speeds of up to 10 Gbps.

Advanced Media Platform (including IPTV and Cable TV Services)

As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 259 high definition channels depending on the subscription service as of December 31, 2023, as well as pay-per-view and subscription-based video-on-demand services providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2023, we had approximately 6.7 million IPTV subscribers. Since 2018, we have unveiled a number of smart set-up boxes that incorporate voice recognition and command capabilities as well as AI-based services that utilize our proprietary NUGU platform and, in some cases, Google Assistant capabilities.

In November 2021, we launched our “Apple TV 4K” set top box in collaboration with Apple, which offers a convenient solution for customers to experience our high definition IPTV services as well as other types of Apple iOS-based entertainment services (such as the Apple TV+ video streaming service) while providing seamless integration with other Apple iOS-based hardware. The Apple TV+ video streaming service is also available on other types of our latest set top boxes. In December 2023, we introduced “AI B tv,” Korea’s first AI-powered personalized IPTV service. Once a set top box is turned on, AI B tv automatically recognizes the user and provides hyper-personalized content experience including recommending video-on-demand and other content based on the user’s viewing history analyzed through AI technology. We plan to integrate T-commerce capabilities into AI B tv and allow users to concurrently search for and purchase the apparel and accessories that appear in the video-on-demand content, which are recognized through AI technology. We also plan to further develop and improve our AI B tv service by integrating A. and generative AI technology.

Following the Tbroad Merger, we have been offering cable TV services under the “B tv Cable” brand with access to as many as 230 channels. As of December 31, 2023, we had approximately 2.8 million cable TV subscribers.

In January 2021, in order to strengthen our content generation capabilities, we established a new subsidiary, Media S Co., Ltd. (“Media S”), which currently operates two TV channels, “Channel S,” which primarily broadcasts entertainment contents, and “Channel S Plus,” which specializes in regional contents. Some of the contents broadcasted on these two channels are original contents co-produced by Media S and leading entertainment production companies. We plan to further invest in developing and procuring additional original video contents to increase the attractiveness of the channels operated by Media S.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 85% of subscribers to our broadband Internet services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 19,800 to Won 67,100 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line telecommunications services with our wireless services and physical security services, respectively, as well as bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

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

Marketing, Distribution and Customer Service

We focus on bringing our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services) to residential users, and various business communications services to corporate users. We market our fixed-line telecommunications products and services under the “B” brand. Our “B” brand signifies our pursuit of creating a “Borderless” media ecosystem with “Beloved” content offerings to transform our business to go “Beyond” simply offering connectivity to customers. It also seeks to emphasize our commitment to stand “Beside” our customers to “Bridge” their worlds, leading to “Bravo” and “Blissful” customer experience. Our “B” brand also strengthens our shared identity with our wireless service’s “T” brand.

We operate an extensive distribution network, including regional marketing branch offices and numerous customer centers, large retail stores and authorized dealers across Korea, in order to increase subscriber growth while reducing subscriber acquisition costs. In addition, SK Telecom’s direct retail stores and authorized dealers for wireless telecommunications services also market our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services), which we believe has contributed to the increase in the number of subscribers to such services. We have contracts with our customer centers to sell our services exclusively. These centers receive a commission for each service contract and installation contract secured. Customer centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and engage in telemarketing efforts. Authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer.

In addition, we operate an online distribution channel, “B Direct Shop,” through which subscribers can conveniently subscribe online to our pay TV, broadband Internet and residential fixed-line telephone services. In light of increasing customer preference for online service, in part due to the COVID-19 pandemic, the level of distribution of our services through the B Direct Shop has consistently increased in recent years. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers.

Sales to business subscribers are handled through our in-house sales group as well as a small-scale distribution network. Our in-house sales group focuses on large business clients such as major corporations, public institutions and governmental agencies. Our small-scale distribution network, on the other hand, targets smaller business clients such as small businesses and sole proprietorship businesses.

Other Businesses

We strive to continually diversify our products and services and develop new businesses that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2023, 2022 and 2021, the revenue of our other businesses segment, which primarily consisted of our T-commerce and portal service businesses following the elimination of our discontinued operations and re-segmentation of certain of our businesses reflecting the effect of the Spin-off (see “Item 4.A. History and Development of the Company” and “Item 5.A. Operating Results — Overview”), was Won 557.3 billion, Won 549.7 billion and Won 352.4 billion, respectively, representing 3.2%, 3.2% and 2.1%, respectively, of our consolidated revenue from continuing operations.

T-Commerce

We operate a T-commerce network, “SK stoa,” through our consolidated subsidiary SK Stoa, which offers a broad assortment of goods and services through pre-recorded television programming. The goods and services promoted on SK stoa’s T-commerce programming can be purchased through telephone orders, SK stoa’s mobile application or online open marketplace, or a virtual application appearing on the television screen using the viewer’s remote controller. Since 2019, SK Stoa has offered searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand capabilities, and it is continually enhancing the level of personalized product and service recommendations offered by such platform by leveraging our AI technology and wealth of customer data. SK Stoa also operates several private fashion and health supplement brands, and it is planning to further strengthen its portfolio of exclusively distributed high-margin products in fashion, health and beauty. SK stoa also acts as the exclusive T-commerce distributor for certain products and services of SK Group companies, such as food, electronics, home appliances and car rentals.

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

Wireless-to-Fixed-line. According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 7.22 per minute, Won 7.59 per minute and Won 7.96 per minute for 2023, 2022 and 2021, respectively.

Fixed-line-to-Wireless. The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 9.17 per minute, Won 9.65 per minute and Won 10.33 per minute for 2023, 2022 and 2021, respectively.

Wireless-to-Wireless. Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless interconnection charges were Won 401.3 billion in 2023, Won 438.9 billion in 2022 and Won 458.6 billion in 2021. Our expenses from these charges were Won 392.4 billion in 2023, Won 434.8 billion in 2022 and Won 459.6 billion in 2021.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2023, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Wireless Service (1)	40.7%		29.3%		30.0%		—%
Fixed-Line Telephone (including VoIP)	15.7		54.2		18.7		11.5
Broadband Internet	28.7		40.8		21.4		9.1
Pay TV (2)	26.1	(3)	36.5	(4)	24.7	(5)	12.8

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.
(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).
(3)	Consists of 18.4% from our IPTV service and 7.7% from our cable TV service.
(4)

Consists of 25.7% from KT’s IPTV service, 7.3% from its satellite TV service provided through KT Skylife and 3.5% from KT’s cable TV service provided through HCN, which was acquired by KT in August 2021.

(5)	Consists of 14.9% from LG U+’s IPTV service and 9.8% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2023, we had 33.7 million subscribers, representing a market share of approximately 40.7%, including MVNO subscribers leasing our networks. As of December 31, 2023, KT and LG U+ had 24.3 million and 24.8 million subscribers, respectively, representing approximately 29.3% and 30.0%, respectively, of the total number of wireless subscribers in Korea on such date, each including MVNO subscribers leasing its networks.

In 2023, we had 1.7 million activations and 2.0 million deactivations. For 2023, our monthly churn rate ranged from 0.7% to 0.9%, with an average monthly churn rate of 0.8%, which remained unchanged compared to

2022. In 2023, we gained 48.4% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 28.5% and LG U+ with 23.1%, in each case excluding MVNO subscribers.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2023, MVNOs had a combined market share of 19.2%, of which MVNOs leasing our networks represented 2.9%, MVNOs leasing KT’s networks represented 8.6% and MVNOs leasing LG U+’s networks represented 7.6%.

In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has increased in recent years from 14.4% as of December 31, 2021 to 16.9% as of December 31, 2022 and 19.2% as of December 31, 2023, in terms of number of subscribers.

In addition, other companies may enter the wireless network services market, including in connection with the allocation of 800 MHz of bandwidth in the 28 GHz spectrum in January 2024 to Stage X, which is required, among other things, to install 6,000 base stations across Korea that use the 28 GHz spectrum by 2027. See “— Law and Regulation — Frequency Allocation” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.” For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 26.6% in 2021, 24.7% in 2022 and 24.2% in 2023. We believe that the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria, have contributed to the general stabilization of our marketing expenses in recent years. For a more detailed discussion of the MDDIA, including the Government’s recent indication to seek its abolishment in order to encourage wireless service providers to offer more differentiated customer benefits to consumers, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunications Services

Our fixed-line telephone service competes with KT and LG U+ as well as providers of other VoIP services. As of December 31, 2023, our market share of the fixed-line telephone and VoIP service market was 15.7% (including the services provided by SK Broadband) in terms of number of subscribers compared to KT with 54.2% and LG U+ with 18.7%.

We are the second-largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered a substantial majority of households in Korea as of December 31,

2023. As of December 31, 2023, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 40.8% and LG U+ with 21.4%.

Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2023, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) in terms of number of subscribers was 26.1% compared to KT with 36.5% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.7% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.8%. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023), Coupang Play and Watcha, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.

Over the past few years, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2023. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision. In August 2021, KT acquired HCN, a major Korean cable TV service provider, through its subsidiary KT Skylife. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

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

Other Investments and Relationships

We have investments in a number of other businesses and companies and have entered into various business arrangements with other companies. For example, we formed a strategic alliance in October 2019 with Kakao, a Korean Internet company and the operator of Korea’s most popular mobile messaging application, to collaborate in the ICT sector through the sale of 1,266,620 of our treasury shares to Kakao, representing a 1.6% interest, for Won 300.0 billion and a concurrent issuance by Kakao of 2,177,401 of its shares, representing a 2.5% interest, to us for Won 302.3 billion. In addition, in July 2022, we entered into a strategic alliance with Hana Financial Group, a leading financial holding company in Korea with subsidiaries having significant presences in commercial banking, credit card business, securities brokerage and insurance, among others, to seek synergies through convergence between finance and ICT technology. As part of such strategic alliance, we transferred the entirety of our 15.0% interest in HanaCard for Won 330.0 billion in July 2022 and acquired 8,630,949 shares of Hana Financial Group (representing a 2.9% interest) for Won 330.0 billion between July and November 2022, and HanaCard acquired 1,307,471 common shares of us (representing a 0.6% interest) for Won 68.4 billion between July and September 2022.

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

Because we are a member company of the SK Group, which is a large business group as designated by the KFTC, we are subject to the following restrictions under the Fair Trade Act:

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

•

Public notice of board resolution on large-scale transactions with specially related persons. If a member company of the SK Group engages in a transaction with a specially related person in an amount exceeding the lesser of (1) Won 10 billion and (2) 5.0% of the larger of the total capital or capital stock of the member company (provided, however, in cases where the total capital or capital stock of the member company is less than Won 500 million, the threshold set forth in (1) above is set at Won 500 million), the transaction must be approved by a resolution of the member company’s board of directors and the member company must publicly disclose the transaction.

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

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers in Korea are permitted to bundle their services, such as wireless data transmission service, wireless voice transmission service, broadband Internet access service, fixed-line telephone service and IPTV service, at a discounted rate; provided, however, that we and KT, as market-dominating business entities under the Telecommunications Business Act, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunications network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We were designated as the only wireless telecommunications services provider obligated to allow the other wireless telecommunications services provider to use our telecommunications network facilities. The expiration of such system was extended to September 22, 2022 pursuant to an amendment to the Telecommunications Business Act. While such regulatory requirement expired in September 2022, we have continued to comply with such requirement pending future regulatory development, and in December 2023, a bill indefinitely extending such requirement was passed by the National Assembly. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limits the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and (ii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. While the Government indicated in January 2024 that it will seek to abolish the MDDIA in order to encourage wireless service providers to offer more differentiated customer benefits to consumers, the timing of such abolishment, if at all, remains uncertain. In connection with such policy objectives, the Government amended the Enforcement Decree of the MDDIA in March 2024, pursuant to which wireless telecommunications service providers may provide more liberal subsidies to subscribers that are switching their wireless telecommunications providers based on certain criteria specified by the KCC, including the expected profits to the wireless telecommunications service providers and subscribers’ costs of switching wireless telecommunications service providers. See “Item 5.A. Operating Results — Overview — Rate Regulations.”

In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the Government has recently indicated that it will seek to abolish the MDDIA as described above, it has also suggested that such discounted rates may be retained through a related amendment to the Telecommunications Business Act. We cannot provide assurance that we will not provide other rate discounts or lower-priced subscription plans in the future to comply with the Government’s public policy guidelines or suggestions.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our base stations. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2023, 2022 and 2021, the fee amounted to Won 102.5 billion, Won 103.9 billion and Won 120.8 billion, respectively.

We currently use 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum for our 5G services. In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023, which we were not able to do within the Government’s requested timetable. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. Stage X is required, among other things, to install 6,000 base stations across Korea that use the 28 GHz spectrum by 2027. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We recognized expenses relating to such contributions of Won 31.1 billion, Won 22.1 billion and Won 18.7 billion in 2023, 2022 and 2021, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

Foreign Ownership and Investment Restrictions and Requirements

Because we are a network service provider, and the exception for the foreign shareholding limit under the Telecommunications Business Act does not apply to us, foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) are prohibited from owning more than 49.0% of our voting stock. Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of the outstanding voting stock of such Korean entities are also deemed foreigners. If this 49.0% ownership limitation is violated, certain of our foreign shareholders will not be permitted to exercise voting rights in excess of the limitation, and the MSIT may require other corrective action.

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act which became effective in April 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the end of the MSIT’s Public Interest Review. Moreover, while there is currently a pending bill before the National Assembly which proposes to eliminate such limitation on the aggregate foreign ownership, it remains uncertain as to whether the National Assembly will vote in favor of passing such bill or when such vote will take place.

As of December 31, 2023, SK Inc. owned 65,668,397 shares of our common stock, or 30.0%, of our issued shares. As of December 31, 2023, the two largest foreign shareholders of SK Inc. each held a 3.3% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2023 (which we believe was 41.0%), would exceed the 49.0% ceiling on foreign shareholding.

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

•

a deemed foreigner (as discussed above) from a country whose government has entered into a bilateral or multilateral free trade agreement designated by the MSIT with the Government owning in excess of 49.0% of the outstanding voting stock of a network service provider; and

•

a change in control over a network service provider specified in the Enforcement Decree of the Telecommunications Business Act (including, but not limited to, the change of control over the holding company of such network service provider).

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2023, SK Group members owned in aggregate 30.0% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2023:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	921,727(1)
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	279,372
	Central Research and Development Center	319,789
	Others(2)	2,283,572
Gyeongsang Provinces	Regional Headquarters	384,399
	Others(2)	1,155,739
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(2)	857,436
Chungcheong Province	Regional Headquarters	566,386
	Others(2)	695,960

(1)	Represents our 93.25% ownership of SK T-Tower.
(2)	Includes base stations.

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

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our IoT solutions and platform services, including AI solutions, as well as other miscellaneous cellular services and our new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, platform services, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, metaverse platform-based services, AI solutions and enterprise AI services.

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

Pursuant to the Spin-off, our former businesses comprising the Spin-off Businesses were transferred to SK Square, and such businesses have been accounted for as discontinued operations in our consolidated financial statements for the year ended December 31, 2021 included in this annual report. See “Certain Defined Terms and Conventions Used in this Annual Report.”

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Rate Regulations. Under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. While the Government indicated in January 2024 that it will seek to abolish the MDDIA in order to encourage wireless service providers to offer more differentiated customer benefits to consumers, it has also suggested that such discounted rates may be retained through a related amendment to the

Telecommunications Business Act. In connection with such policy objectives, the Government amended the Enforcement Decree of the MDDIA in March 2024, pursuant to which wireless telecommunications service providers may provide more liberal subsidies to subscribers that are switching their wireless telecommunications providers based on certain criteria specified by the KCC, including the expected profits to the wireless telecommunications service providers and subscribers’ costs of switching wireless telecommunications service providers.

These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount in recent years. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has generally declined in recent years, and has contributed to maintaining a stable churn rate. Moreover, in light of the recent amendment to the Enforcement Decree of the MDDIA and the Government’s intent to ultimately abolish the MDDIA as discussed above, we may be required to increase our marketing expenses relating to handset subsidies in part depending on the prevailing competitive landscape, which may have an adverse effect on our operating expenses and results of operations.

Failure to comply with the MDDIA may lead to suspension of our business or imposition of monetary penalties. For more information about the MDDIA and the penalties imposed for violating Government regulations, see “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.”

Decrease in Interconnection Fees. Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to an overall decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2023 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

Changes in Monthly Revenue per Subscriber. We measure monthly average revenue per subscriber using two metrics: average monthly revenue per subscriber excluding MVNO subscribers leasing our networks (“ARPU”) and average monthly revenue per subscriber including such MVNO subscribers (“ARPU including MVNO”). ARPU is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (excluding revenue derived from MVNO subscribers leasing our networks) by the monthly average number of subscribers (excluding the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period. ARPU including MVNO is derived by dividing the sum of total SK Telecom revenues on a separate basis from voice service and data service for the period (including revenue derived from MVNO subscribers) by the monthly average number of subscribers (including the number of MVNO subscribers) for the period, then dividing that number by the number of months in the period.

Our ARPU decreased by 2.2% to Won 29,874 in 2023 from Won 30,546 in 2022, which represented an increase of 0.1% from Won 30,517 in 2021. Our ARPU including MVNO decreased by 2.4% to Won 27,885 in 2023 from Won 28,582 in 2022, which represented an increase of 0.3% from Won 28,485 in 2021. The decrease in ARPU in 2023 was primarily due to an increase in subscriptions for IoT and other non-mobile phone devices, from which we derive lower revenue per subscriber, which effect was offset in part by an increase in the number of subscribers that subscribe to our 5G subscription plans, which are relatively higher-priced compared to other types of wireless subscription plans. The decrease in ARPU including MVNO in 2023 was primarily due to an increase in the number of MVNO subscribers from whom we derive lower ARPU. The increases in our ARPU and our ARPU including MVNO in 2022 were primarily due to an increase in the number of subscribers who subscribe to our 5G subscription plans.

Effects of COVID-19 and Economic Conditions in Korea. Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, and have been affected by, among others, the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, rapid increases in policy interest rates globally (including Korea) to combat rising inflationary pressures, and more recently, escalating hostilities in the Middle East following the Israel-Hamas war, which have adversely affected, and may continue to adversely affect, the Korean economy. For example, the travel restrictions imposed by governments in response to the COVID-19 pandemic resulted in a significant decrease in revenue from roaming services in 2021 before it increased significantly in 2022 and 2023 in light of the substantial lifting of such travel restrictions in most countries, and the pandemic contributed to lower customer demand for new wireless devices, resulting in a decrease in our wireless device sales revenue in 2021 before it slightly increased in 2022 and continued to increase in 2023 as the negative effects of the COVID-19 pandemic have largely tapered. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from mixed signs of deterioration and uncertain recovery displayed by the Korean economy as described above, may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. A future recurrence of COVID-19, other types of widespread infectious diseases or other developments adversely affecting the Korean economy may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Occurrences of widespread infectious diseases, including any possible recurrence of COVID-19, may adversely affect our business, financial condition and results of operations” and Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expenses, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2023 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2023		2022		2021
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	~~W~~	1,756.3	~~W~~	1,594.3	~~W~~	1,432.4
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(21.9)		(16.0)		(39.1)
Others		(28.5)		(40.3)		(76.6)

		(50.4)		(56.3)		(115.8)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Impairment loss on property and equipment and intangible assets		10.4		17.0		3.1
Loss on disposal of property and equipment and intangible assets		9.4		20.5		28.2
Donations		14.8		13.1		12.8
Bad debt for accounts receivable – other		5.3		3.0		4.0
Others		7.5		20.4		22.5

		47.3		74.0		70.6

Operating profit pursuant to K-IFRS	~~W~~	1,753.2	~~W~~	1,612.1	~~W~~	1,387.2

See note 4(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2023, 2022 and 2021.

Operating Results

The following table sets forth summary consolidated income statement information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2023			2022			2021
	(In billions of Won, except percentages)
From continuing operations:
Operating revenue and other income	~~W~~	17,658.9	100.0%	~~W~~	17,361.2	100.0%	~~W~~	16,864.3	100.0%
Revenue		17,608.5	99.7		17,305.0	99.7		16,748.6	99.3
Other income		50.4	0.3		56.3	0.3		115.8	0.7
Operating expenses		15,902.6	90.1		15,766.9	90.8		15,432.0	91.5
Operating profit		1,756.3	9.9		1,594.3	9.2		1,432.4	8.5
Profit before income tax		1,488.2	8.4		1,236.2	7.1		1,718.2	10.2
Income tax expense		342.2	1.9		288.3	1.7		446.8	2.6

Profit from continuing operations		1,145.9	6.5		947.8	5.5		1,271.4	7.5
Profit from discontinued operations(1)		—	—		—	—		1,147.6	6.8

Profit for the year		1,145.9	6.5		947.8	5.5		2,419.0	14.3
Attributable to:
Owners of the Parent Company		1,093.6	6.2		912.4	5.3		2,407.5	14.3
Non-controlling interests		52.3	0.3		35.4	0.2		11.5	0.1

(1)

Pursuant to the Spin-off, the Spin-off Businesses were transferred to SK Square, and such businesses have been accounted for as discontinued operations in our consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 included in this annual report. See “Certain Defined Terms and Conventions Used in this Annual Report.”

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2023			2022			2021
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	~~W~~	10,329.0	58.7%	~~W~~	10,253.2	59.2%	~~W~~	10,100.4	60.3%
Cellular Interconnection		432.7	2.5		471.2	2.7		493.8	2.9
Wireless Device Sales		993.9	5.6		969.0	5.6		959.9	5.7
Miscellaneous(2)		1,367.6	7.8		1,248.9	7.2		1,164.4	7.0

Total Cellular Services Revenue		13,123.2	74.5		12,942.3	74.8		12,718.5	75.9

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		147.7	0.8		156.7	0.9		217.0	1.3
Fixed-line Interconnection		15.8	0.1		21.2	0.1		69.8	0.4
Broadband Internet Service and Advanced Media Platform Service(3)		2,494.0	14.2		2,452.5	14.2		2,443.9	14.6
International Calling Service		190.9	1.1		180.7	1.0		162.4	1.0
Miscellaneous(4)		1,079.6	6.1		1,001.9	5.8		784.6	4.7

Total Fixed-line Telecommunication Services Revenue		3,928.0	22.3		3,813.0	22.0		3,677.7	22.0

Others Revenue
T-commerce(5)		301.3	1.7		329.2	1.9		316.2	1.9
Portal Service(6)		23.2	0.1		24.7	0.1		27.0	0.2
Miscellaneous(7)		232.8	1.3		195.7	1.1		9.2	0.1

Total Other Revenue		557.3	3.2		549.7	3.2		352.4	2.1

Total Revenue		17,608.5	100.0		17,305.0	100.0		16,748.6	100.0

Segment Operating Expenses(8)
Cellular Services		11,673.1	66.3		11,646.2	67.3		11,643.4	69.5
Fixed-line Telecommunication Services		3,582.1	20.3		3,494.2	20.2		3,380.2	20.2
Others		600.1	3.4		552.5	3.2		337.8	2.0

Total Segment Operating Expenses		15,855.3	90.0		15,692.9	90.7		15,361.4	91.7

Segment Operating Profit (Loss) (9)
Cellular Services		1,450.1	8.2		1,296.1	7.5		1,075.1	6.4
Fixed-line Telecommunication Services		345.9	2.0		318.8	1.8		297.5	1.8
Others		(42.8)	(0.2)		(2.8)	(0.0)		14.6	0.1

Total Segment Operating Profit	~~W~~	1,753.2	10.0%	~~W~~	1,612.1	9.3%	~~W~~	1,387.2	8.3%

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

2023 Compared to 2022

Operating Revenue and Other Income. Our consolidated operating revenue and other income increased by 1.7% to Won 17,658.9 billion in 2023 from Won 17,361.2 billion in 2022 due to an increase in operating revenue, as discussed below.

Our consolidated operating revenue increased by 1.8% to Won 17,608.5 billion in 2023 from Won 17,305.0 billion in 2022, due to increases in cellular services revenue, fixed-line telecommunications services revenue and, to a much lesser extent, others revenue.

Our consolidated other income decreased by 10.5% to Won 50.4 billion in 2023 from Won 56.3 billion in 2022, primarily as a result of the previously estimated amounts of certain regulatory fees recognized in 2022 being greater than the actual amounts.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.4% to Won 13,123.2 billion in 2023 from Won 12,942.3 billion in 2022. The increase in our cellular services revenue was due to increases in miscellaneous cellular services revenue, wireless service revenue and wireless device sales revenue, partially offset by a decrease in cellular interconnection revenue.

-

Miscellaneous cellular services revenue increased by 9.5% to Won 1,367.6 billion in 2023 from Won 1,248.9 billion in 2022, primarily due to increases in revenue from our cloud services, IoT solutions and other new businesses, as we continued to build up the scale of such businesses to complement our core wireless service business.

-

Wireless service revenue increased by 0.7% to Won 10,329.0 billion in 2023 from Won 10,253.2 billion in 2022, primarily attributable to the continued increase in the number of subscribers who subscribe to our 5G subscription plans and an increase in the usage of our roaming services in light of a further increase in international travel by our subscribers as the negative effects of the COVID-19 pandemic continued to taper.

-

Wireless device sales revenue increased by 2.6% to Won 993.9 billion in 2023 from Won 969.0 billion in 2022, primarily due to an increase in the average prices of the handsets we sold during the year, which primarily reflected the higher prices charged by device manufacturers in part due to higher manufacturing costs, partially offset by a decrease in the sales of handsets due to demand for new flagship devices of the leading device manufacturers falling short of expectations in 2023.

-	Cellular interconnection revenue decreased by 8.2% to Won 432.7 billion in 2023 from Won 471.2 billion in 2022, primarily attributable to a decrease in interconnection rates.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 3.0% to Won 3,928.0 billion in 2023 from Won 3,813.0 billion in 2022, primarily due to increases in miscellaneous fixed-line telecommunication services revenue, broadband Internet service and advanced media platform service revenue and international calling service revenue, slightly offset by decreases in fixed-line telephone service revenue and fixed-line interconnection revenue.

-

Miscellaneous fixed-line telecommunication services revenue increased by 7.8% to Won 1,079.6 billion in 2023 from Won 1,001.9 billion in 2022, primarily due to an increase in revenue from our business communications services, including our data center services.

-

Revenue from our broadband Internet service and advanced media platform service (including our IPTV and cable TV services) increased by 1.7% to Won 2,494.0 billion in 2023 from Won 2,452.5 billion in 2022, primarily due to increases in the number of IPTV subscribers to 6.7 million subscribers as of December 31, 2023 from 6.5 million subscribers as of December 31, 2022 and the number of subscribers who subscribe to our higher-priced subscription plans.

-	International calling service revenue increased by 5.6% to Won 190.9 billion in 2023 from Won 180.7 billion in 2022, primarily due to an increase in international calling volume.

-

Fixed-line telephone service revenue decreased by 5.7% to Won 147.7 billion in 2023 from Won 156.7 billion in 2022, primarily due to decreases in residential calling volume as a result of a continued shift in consumer preference toward wireless communication and the number of fixed-line telephone subscribers to 3.46 million as of December 31, 2023 from 3.56 million as of December 31, 2022.

-

Fixed-line interconnection revenue decreased by 25.5% to Won 15.8 billion in 2023 from Won 21.2 billion in 2022, primarily due to a continued decrease in interconnection rates, as well as decreases in residential calling volume and the number of fixed-line telephone subscribers as described above.

•

Others: The revenue of our others segment slightly increased by 1.4% to Won 557.3 billion in 2023 from Won 549.7 billion in 2022, primarily due to a 19.0% increase in our miscellaneous others revenue, which mainly reflected the effect of our recognition of revenue attributable to SK M&Service, which we acquired in February 2022, for the whole year, partially offset by an 8.4% decrease in the revenue of SK Stoa’s T-commerce business to Won 301.5 billion in 2023 from Won 329.3 billion in 2022, which mainly reflected a decrease in the volume of merchandise sold in light of the general downturn in the T-commerce services industry.

Operating Expenses. Our consolidated operating expenses increased by 0.9% to Won 15,902.6 billion in 2023 from Won 15,766.9 billion in 2022, primarily due to an 8.0% increase in other operating expenses to Won 1,651.3 billion in 2023 from Won 1,529.0 billion in 2022, a 1.6% increase in labor costs to Won 2,488.2 billion in 2023 from Won 2,449.8 billion in 2022 and a 0.6% increase in commissions to Won 5,549.9 billion in 2023 from Won 5,518.8 billion in 2022, partially offset by a 5.1% decrease in network interconnection expenses to Won 678.5 billion in 2023 from Won 715.3 billion in 2022.

The increase in other operating expenses was primarily due to an increase in utilities, mainly reflecting increases in the number of base stations and electricity prices.

The increase in labor costs was primarily due to increases in the number of personnel at our subsidiaries Home & Service Co., Ltd. and SK O&S Co., Ltd.

The increase in commissions was primarily due to an increase in the sales of IPTV service subscriptions through our authorized dealers and independent retailers.

The decrease in network interconnection expenses was primarily due to decreases in wireless-to-fixed-line and fixed-line-to-wireless interconnection rates, as well as a decrease in calling volume.

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

•

Cellular services: The segment operating expenses for our cellular services segment slightly increased by 0.2% to Won 11,673.1 billion in 2023 from Won 11,646.2 billion in 2022, as the increase in utilities cost as described above was substantially offset by a decrease in labor costs relating to SK Telecom’s employees, which mainly reflected the effect of a one-time bonus payment relating to the Spin-off made in 2022.

•

Fixed-line telecommunication services: The segment operating expenses for our fixed-line telecommunication services segment increased by 2.5% to Won 3,582.1 billion in 2023 from Won 3,494.2 billion in 2022, primarily due to an increase in SK Broadband’s marketing expenses and commissions, primarily reflecting an increase in the sale of IPTV service subscriptions, as well as an increase in utilities cost.

•

Others: The segment operating expenses for our others segment increased by 8.6% to Won 600.1 billion in 2023 from Won 552.5 billion in 2022, primarily due to the effect of our recognition of operating expenses attributable to SK M&Service, which we acquired in February 2022, for the whole year.

Operating Profit. Our consolidated operating profit increased by 10.2% to Won 1,756.3 billion in 2023 from Won 1,594.3 billion in 2022, as the increase in operating revenue outpaced the increase in operating expenses in 2023.

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

•

Cellular services: The segment operating profit of our cellular services segment increased by 11.9% to Won 1,450.1 billion in 2023 from Won 1,296.1 billion in 2022, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above. The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 11.0% in 2023 from 10.0% in 2022.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 8.5% to Won 345.9 billion in 2023 from Won 318.8 billion in 2022, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the reasons described above. The segment operating margin of our fixed-line telecommunication services segment remained relatively constant at 8.8% in 2023 compared to 8.4% in 2022.

•

Others: The segment operating loss of our others segment significantly increased to Won 42.8 billion in 2023 from Won 2.8 billion in 2022, due to the greater increase in segment operating expenses as compared to the increase in segment operating revenue as described above. As a result, the segment operating margin of our others segment worsened to (7.7)% in 2023 from (0.5)% in 2022.

Finance Income and Finance Costs. Our finance income increased by 38.2% to Won 248.4 billion in 2023 from Won 179.8 billion in 2022, primarily due to a significant increase in dividends received to Won 43.0 billion in 2023 (mainly attributable to dividends we received from Hana Financial Group) from Won 2.6 billion in 2022, as well as a 21.8% increase in gain relating to financial instruments at fair value through profit or loss to Won 115.0 billion in 2023 from Won 94.4 billion in 2022, primarily relating to our equity investment in Joby Aviation Inc.

Our finance costs increased by 15.6% to Won 527.4 billion in 2023 from Won 456.3 billion in 2022, primarily due to an 18.7% increase in in interest expense to Won 389.8 billion in 2023 from Won 328.3 billion in 2022, which primarily reflected higher market interest rates.

Gains (Losses) Related to Investments in Associates and Joint Ventures. We recorded net gains related to investments in associates and joint ventures of Won 10.9 billion in 2023, primarily due to our share of profits from SK China Company Ltd. of Won 24.0 billion, compared to net losses related to investments in associates and joint ventures of Won 81.7 billion in 2022, primarily due to loss of Won 48.6 billion from disposal of our equity interest in HanaCard in 2022.

Income Tax. Income tax expense increased by 18.7% to Won 342.2 billion in 2023 from Won 288.3 billion in 2022 primarily due to a 20.4% increase in profit before income tax to Won 1,488.2 billion in 2023 from Won 1,236.2 billion in 2022. Our effective tax rate in 2023 decreased to 23.0% from 23.3% in 2022. Our effective tax rates in 2023 and 2022 were lower than the maximum statutory tax rate of 26.4% for 2023 and 27.5% for 2022, primarily due to, in the case of 2023, tax credits and tax reductions, and a decrease in the corporate income tax rate in Korea beginning in 2023, and in the case of 2022, a decrease in net deferred tax liability due to an expected decrease in the corporate income tax rate in Korea beginning in 2023, as well as changes in unrecognized deferred taxes and tax credits and tax reductions.

Profit for the Year. Principally as a result of the factors discussed above, our profit for the year increased by 20.9% to Won 1,145.9 billion in 2023 from Won 947.8 billion in 2022. Profit for the year as a percentage of operating revenue and other income was 6.5% in 2023 compared to 5.5% in 2022.

2022 Compared to 2021

Operating Revenue and Other Income. Our consolidated operating revenue and other income increased by 2.9% to Won 17,361.2 billion in 2022 from Won 16,864.3 billion in 2021 due to an increase in operating revenue, as discussed below.

Our consolidated operating revenue increased by 3.3% to Won 17,305.0 billion in 2022 from Won 16,748.6 billion in 2021, primarily due to increases in cellular services revenue, others revenue and fixed-line telecommunications services revenue.

Our consolidated other income decreased by 51.4% to Won 56.3 billion in 2022 from Won 115.8 billion in 2021, primarily due to the effect of the difference in the previously estimated and actual amounts of certain regulatory fees recognized in 2021.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment increased by 1.8% to Won 12,942.3 billion in 2022 from Won 12,718.5 billion in 2021. The increase in our cellular services revenue was due to increases in wireless service revenue, miscellaneous cellular services revenue and wireless device sales revenue, partially offset by a decrease in cellular interconnection revenue.

-

Wireless service revenue increased by 1.5% to Won 10,253.2 billion in 2022 from Won 10,100.4 billion in 2021, primarily attributable to the continued increase in the number of subscribers who subscribe to our 5G subscription plans and an increase in the usage of our roaming services in light of the substantial lifting of travel restrictions imposed by governments in response to the COVID-19 pandemic.

-

Miscellaneous cellular services revenue increased by 7.3% to Won 1,248.9 billion in 2022 from Won 1,164.4 billion in 2021, primarily due to increases in revenue from our cloud services, IoT solutions and other new businesses.

-

Wireless device sales revenue slightly increased by 0.9% to Won 969.0 billion in 2022 from Won 959.9 billion in 2021, primarily due to an increase in the sale of 5G-compatible devices that generally command higher prices.

-

Cellular interconnection revenue decreased by 4.6% to Won 471.2 billion in 2022 from Won 493.8 billion in 2021. The decrease was primarily attributable to a decrease in interconnection rates, partially offset by an increase in the volume of mobile to mobile calls.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment increased by 3.7% to Won 3,813.0 billion in 2022 from Won 3,677.7 billion in 2021, primarily due to an increase in miscellaneous fixed-line telecommunication services revenue, partially offset by decreases in fixed-line telephone service revenue and fixed-line interconnection revenue.

-

Miscellaneous fixed-line telecommunication services revenue increased by 27.7% to Won 1,001.9 billion in 2022 from Won 784.6 billion in 2021, primarily due to an increase in revenue from our business communications services, including our data center services.

-

Fixed-line telephone service revenue decreased by 27.8% to Won 156.7 billion in 2022 from Won 217.0 billion in 2021, primarily due to decreases in residential calling volume as a result of a continued shift in consumer preference toward wireless communication and the number of fixed-line telephone subscribers to 3.56 million as of December 31, 2022 from 3.63 million as of December 31, 2021.

-

Fixed-line interconnection revenue decreased by 69.6% to Won 21.2 billion in 2022 from Won 69.8 billion in 2021, primarily due to a decrease in interconnection rates, as well as decreases in residential calling volume and the number of fixed-line telephone subscribers as described above.

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

Operating Profit. Our consolidated operating profit increased by 11.3% to Won 1,594.3 billion in 2022 from Won 1,432.4 billion in 2021, as the increase in operating revenue outpaced the increase in operating expenses in 2022.

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

•

Cellular services: The segment operating profit of our cellular services segment increased by 20.6% to Won 1,296.1 billion in 2022 from Won 1,075.1 billion in 2021, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above. The segment operating margin of our cellular services segment increased to 10.0% in 2022 from 8.5% in 2021.

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

Finance Income and Finance Costs. Our finance income increased by 15.9% to Won 179.8 billion in 2022 from Won 155.1 billion in 2021, primarily due to a 56.8% increase in gain relating to financial instruments at fair value through profit or loss to Won 94.4 billion in 2022 from Won 60.2 billion in 2021, primarily relating to a decrease in the fair value of long-term derivative financial liability recognized with respect to our rights and obligations under the shareholders agreement with the former shareholders of Tbroad, which we had entered into in connection with the Tbroad Merger in April 2020, as well as a 59.4% increase in interest income to Won 58.5 billion in 2022 from Won 36.7 billion in 2021, which primarily reflected higher market interest rates. The impact of such increases was partially offset by a decrease in gain on sale of accounts receivable – other related to our sale of accounts receivable for handset installment payments to Won 1.0 billion in 2022 from Won 27.7 billion in 2021.

Our finance costs increased by 44.6% to Won 456.3 billion in 2022 from Won 315.6 billion in 2021, primarily due to a loss on sale of accounts receivable – other related to our sale of accounts receivable for handset installment payments of Won 61.8 billion in 2022 compared to nil in 2021, as well as a 17.4% increase in in interest expense to Won 328.3 billion in 2022 from Won 279.7 billion in 2021, which primarily reflected higher market interest rates.

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

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 408.4 billion as of December 31, 2023, Won 827.3 billion as of December 31, 2022 and Won 607.8 billion as of December 31, 2021. The decrease in our working capital deficit as of December 31, 2023 compared to December 31, 2022 was due to a decrease in our current liabilities, primarily in relation to accounts payable – other, current portion of long-term debt and short-term borrowings, which outpaced the decrease in our current assets, primarily in relation to cash and cash equivalents and accounts receivable – other, net. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents and short term financial instruments of Won 1,749.9 as of December 31, 2023 and Won 2,119.5 billion as of December 31, 2022, and we had cash and cash equivalents, short term financial instruments and short term investment securities of Won 1,386.4 billion as of December 31, 2021. We had outstanding short term borrowings and current portion of long-term debt of Won 1,621.8 billion as of December 31, 2023, Won 2,110.6 billion as of December 31, 2022 and Won 1,443.3 billion as of December 31, 2021. As of December 31, 2023, SK Telecom had credit lines with several local banks that provided for borrowing of up to Won 1,050.0 billion, all of which was available for borrowing.

For the presentation of the statement of cash flows for the year ended December 31, 2021 in our consolidated financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,455.0 billion as of December 31, 2023, Won 1,882.3 billion as of December 31, 2022 and Won 872.7 billion as of December 31, 2021. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2023		2022		2021		2022 to 2023			2021 to 2022
	(In billions of Won, except percentages)
Net cash provided by operating activities	~~W~~	4,947.2	~~W~~	5,159.3	~~W~~	5,031.3	~~W~~	(212.1)	(4.1)%	~~W~~	128.0	2.5%
Net cash used in investing activities		(3,352.9)		(2,807.8)		(3,486.2)		(545.1)	19.4		678.4	(19.5)
Net cash used in financing activities		(2,021.0)		(1,349.9)		(2,053.6)		(671.1)	49.7		703.7	(34.3)
Net increase (decrease) in cash and cash equivalents		(426.7)		1,001.6		(508.5)		(1,428.3)	N.A.		1,510.1	N.A.
Effect of exchange rate changes on cash and cash equivalents held in foreign currencies		(0.6)		7.9		11.6		(8.5)	N.A.		(3.7)	31.9
Cash and cash equivalents at beginning of period		1,882.3		872.7		1,369.7		1,009.6	115.7		(497.0)	(36.3)
Cash and cash equivalents at end of period		1,455.0		1,882.3		872.7		(427.3)	(22.7)		1,009.6	115.7

N.A. = Not available

Cash Flows from Operating Activities. Net cash provided by operating activities was Won 4,947.2 billion in 2023, Won 5,159.3 billion in 2022 and Won 5,031.3 billion in 2021 (which includes Won 59.3 billion of net cash provided by operating activities of our discontinued operations). Profit for the year was Won 1,145.9 billion in 2023, Won 947.8 billion in 2022 and Won 2,419.0 billion in 2021 (of which Won 1,147.6 billion was from discontinued operations). Net cash provided by operating activities in 2023 decreased by 4.1% from 2022, primarily due to decreases in accounts payable – other and accrued expenses, mainly reflecting a decrease in the outstanding year-end payables related to our operational expenditures. Net cash provided by operating activities in 2022 increased by 2.5% from 2021, primarily due to an increase in accounts payable – other, mainly reflecting an increase in the outstanding year-end payables relating to our operational expenditures, as well as income tax paid in 2022.

Cash Flows from Investing Activities. Net cash used in investing activities was Won 3,352.9 billion in 2023, Won 2,807.8 billion in 2022 and Won 3,486.2 billion in 2021 (which includes Won 967.1 billion of net cash used in investing activities of our discontinued operations). Cash inflows from investing activities were Won 272.6 billion in 2023, Won 1,229.9 billion in 2022 and Won 600.2 billion in 2021. Cash inflows in 2023 mainly reflected collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers, and proceeds from disposals of long-term investment securities, mainly related to the disposal of investment assets held by our subsidiary Atlas Investment. Cash inflows in 2022 mainly reflected proceeds from disposals of investments in associates and joint ventures, mainly related to the disposal of our equity interest in HanaCard, and a decrease in long-term financial instruments, mainly related to the acquisition of shares of Hana Financial Group. Cash inflows in 2021 mainly reflected a net decrease in short-term financial instruments, mainly related to SK Broadband’s disposal of certain investment securities, and collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers.

Cash outflows for investing activities were Won 3,625.5 billion in 2023, Won 4,037.7 billion in 2022 and Won 4,086.4 billion in 2021. Cash outflows in 2023, 2022 and 2021 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,973.9 billion, Won 2,908.3 billion and Won 2,915.9 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the expansion of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities. Net cash used in financing activities was Won 2,021.0 billion in 2023, Won 1,349.9 billion in 2022 and Won 2,053.6 billion in 2021 (which includes Won 88.9 billion of net cash used in financing activities of our discontinued operations). Cash inflows from financing activities were Won 2,416.8 billion in 2023, Won 1,802.0 billion in 2022 and Won 1,796.8 billion in 2021. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,785.1 billion in 2023, Won 1,200.1 billion in 2022 and Won 873.2 billion in 2021, and, for 2023, proceeds from issuance of hybrid bonds, which provided cash of Won 398.5 billion, and for 2022 and 2021, proceeds from long-term borrowings, which provided cash of Won 440.0 billion and Won 350.0 billion, respectively.

Cash outflows for financing activities were Won 4,437.8 billion in 2023, Won 3,151.9 billion in 2022 and Won 3,850.4 billion in 2021. Cash outflows for financing activities included repayments of debentures, repayments of long-term borrowings, payments of dividends, repayments of other long-term payables, repayments of lease liabilities and redemption of hybrid bonds, among other items. Repayments of debentures were Won 1,869.2 billion in 2023, Won 1,390.0 billion in 2022 and Won 890.0 billion in 2021. Repayments of long-term borrowings were Won 125.0 billion in 2023, Won 41.5 billion in 2022 and Won 286.9 billion in 2021. Payments of dividends were Won 773.8 billion in 2023, Won 904.0 billion in 2022 and Won 1,028.5 billion in 2021. Repayments of other long-term payables were Won 400.2 billion in 2023, Won 400.2 billion in 2022 and Won 426.3 billion in 2021. In addition, repayments of lease liabilities were Won 402.5 billion in 2023, Won 401.1 billion in 2022 and Won 431.7 billion in 2021. Acquisition of treasury shares was Won 285.5 billion in 2023, nil in 2022 and Won 76.1 billion in 2021. Redemption of hybrid bonds was Won 400.0 billion in 2023. Cash outflows for spin-off were Won 626.0 billion in 2021.

As of December 31, 2023, we had total long-term debt (excluding current portion) outstanding of Won 7,421.9 billion, which included debentures in the amount of Won 7,106.3 billion and bank and institutional borrowings in the amount of Won 315.6 billion. As of December 31, 2022, we had total long-term debt (excluding current portion) outstanding of Won 7,192.2 billion, which included debentures in the amount of Won 6,524.1 billion and bank and institutional borrowings in the amount of Won 668.1 billion. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

As of December 31, 2023, we had (i) Won 7,000.0 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 5,780.0 billion and SK Broadband issued Won 1,220.0 billion, and (ii) Won 1,351.3 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.17% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2023, substantially all of our foreign currency-denominated long-term borrowings and debentures, which in the aggregate amounted to 14.8% of our total outstanding long-term debt, including the current portion and net of present value discount and discounts on bonds as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2024. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures. The following table sets forth our actual capital expenditures for 2023, 2022 and 2021, in each case including capital expenditures relating to discontinued operations:

	Year ended December 31,
	2023		2022		2021
	(In billions of Won)
Wireless Networks(1)	~~W~~	1,380.6	~~W~~	1,833.4	~~W~~	1,850.9
Fixed-line Network(2)		999.5		820.2		822.8
Others(3)		593.8		254.7		242.2

Total	~~W~~	2,973.9	~~W~~	2,908.3	~~W~~	2,915.9

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.
(2)	Includes all capital expenditures made by SK Broadband.
(3)

Includes non-network related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure, including certain investments made in connection with our discontinued operations.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2023, 2022 and 2021 were Won 2,973.9 billion, Won 2,908.3 billion and Won 2,915.9 billion, respectively. Of such amounts, we spent approximately 46.4%, 63.2% and 63.5%, respectively, on capital expenditures related to building and enhancing our wireless networks. Our capital expenditures related to building and enhancing our wireless networks, including in connection with our 5G network which we launched in 2019, have generally decreased in recent years. See “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network — 5G Network.” Our other non-network related capital expenditures in 2023, 2022 and 2021 primarily related to developing new products, services and technology, upgrades to our information technology systems and equipment and investments in data infrastructure, which included certain capital expenditures made in connection with our discontinued operations.

In particular, we have been making capital expenditures to further expand and improve our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to maintain our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2024 to build and expand our 5G network and develop related technologies, as well as to maintain our LTE network.

The following table sets forth our payment obligations relating to our acquisitions of frequency usage rights.

Spectrum	Technology (width)	Date of Acquisition (including renewals)	Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Payment Amount (in billions of Won)		Annual Payment Term
800 MHz	LTE (20 MHz)	Jul. 2021	~~W~~	56.8	2021	~~W~~	34.1	2022-2026
1.8 GHz	LTE (20 MHz + 15 MHz)	Dec. 2021		136.9	2021		82.2	2022-2026
2.1 GHz	LTE (30 MHz) WCDMA (10 MHz)	Dec. 2021		102.9	2021		61.8	2022-2026
2.6 GHz	LTE (40 MHz + 20 MHz)	Aug. 2016		332.5	2016		99.8	2017-2026
3.5 GHz	5G (100 MHz)	Dec. 2018		304.6	2018		91.4	2019-2028

We currently expect to spend a similar amount for capital expenditures in 2024 compared to 2023 for a range of projects, including investments to further expand and improve our 5G network, investments to maintain our LTE network and related services, investments to improve and expand our Wi-Fi network, investments to develop our IoT solutions and platform services business portfolio, including AI solutions, investments in data infrastructure, investments in further research and development of 5G technology, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid- to long-term research and development projects. Such projects also include other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas. In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz of which in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums was allocated to us. We would be required to spend additional amounts on capital expenditures in connection with our continued efforts to build out our networks on such reallocated bandwidths. However, our overall expenditure levels and our allocation among projects remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2024 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments. Accordingly, we periodically review the amount of our capital expenditures and other investments and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt. As of December 31, 2023, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2024	~~W~~	1,622.5
2025		2,419.1
2026		918.1
2027 and thereafter		4,117.6

Lease Payments. Pursuant to IFRS 16, Leases, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. As of December 31, 2023, our aggregate current and long-term lease liabilities amounted to Won 1,611.4 billion, which primarily related to land, buildings and structures we leased from third parties in the ordinary course of our business. As of December 31, 2023, our payment obligations with respect to our lease liabilities were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2024	~~W~~	386.2
2025		390.0
2026		281.8
2027 and thereafter		841.9

Investments in New Growth Businesses. We may also require capital for investments to support our development of new growth businesses.

In February 2022, we acquired a 100.0% interest in SK M&Service for Won 72.9 billion in order to strengthen the competitiveness of our online distribution capabilities and explore synergies with our other businesses in the ICT sector.

In June 2022, we acquired a minority equity interest in HAEGIN Co., Ltd., a metaverse game developer, for Won 25.1 billion in order to improve the user experience of our AI service customers and add game-related functions to our metaverse platforms.

In June 2023, we acquired a minority equity interest in Joby Aviation Inc., a transportation company based in Santa Cruz developing electric vertical take-off and landing aircrafts, for US$100 million as part of our ongoing efforts to develop emissions-free aerial ridesharing services to cities and communities across Korea.

In August 2023, we acquired a minority equity interest in Anthropic, a generative AI technology company based in San Francisco, for US$100 million in order to jointly develop a multilanguage large-language model customized for telecommunications companies.

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

Severance Payments. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2023, was Won 1,121.7 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,292.4 billion as of such date. Accordingly, we recognized net defined benefit assets of Won 170.7 billion as of December 31, 2023.

Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends. Total cash outflows for payments of dividends amounted to Won 773.8 billion in 2023, Won 904.0 billion in 2022 and Won 1,028.5 billion in 2021.

In April 2024, we distributed annual dividends at Won 1,050 per share (exclusive of aggregate interim dividends of Won 2,490 per share distributed during the course of 2023) to our shareholders for an aggregate payout amount of Won 223.3 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations (excluding short-term leases and leases of low-value assets) at December 31, 2023, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	~~W~~	8,359.2	~~W~~	1,220.0	~~W~~	3,021.6	~~W~~	2,167.6	~~W~~	1,950.0
Interest		1,173.3		273.1		389.8		221.2		289.2
Long-term borrowings
Principal		718.1		402.5		315.6		—		—
Interest		21.7		14.6		7.1		—		—
Lease liabilities		1,899.9		386.2		671.8		354.7		487.2
Facility deposits		12.8		7.5		—		—		5.3
Other long-term payables(2)
Principal		1,290.2		369.2		738.2		182.8		—
Interest		80.3		34.1		38.9		7.3		—
Short-term borrowings		—		—		—		—		—

Total contractual cash obligations	~~W~~	13,555.5	~~W~~	2,707.2	~~W~~	5,183.0	~~W~~	2,933.6	~~W~~	2,731.7

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

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics, media, metaverse and urban air mobility. SK Telecom’s research and development activity is primarily conducted through our Global Solution Technology Center, which is subdivided into Future R&D Group, Cloud R&D Group, Vision R&D Group, Open AIX R&D Group, Media R&D Group and Global Solution Synergy Group. The Infrastructure Technology Group under our ICT Infrastructure Center also conducts related research and development activities.

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

Directors and Senior Management

Our board of directors has ultimate responsibility for the management of our affairs. Under our articles of incorporation, our board is to consist of at least three but no more than twelve directors, more than half of whom must be independent non-executive directors. We currently have a total of nine directors, five of whom are independent non-executive directors. We elect our directors at a general meeting of shareholders with the approval of at least a majority of those shares present or represented at such meeting. Such majority must represent at least one-fourth of our total issued and outstanding shares with voting rights.

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

Executive directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Young Sang Ryu	May 1970	2018	2027	Executive Director, President and Chief Executive Officer	President and Chief Executive Officer of SK Broadband	President of Mobile Network Operations Division, SK Telecom; Executive Vice President of Business Development Group, SK Inc.; Head of Corporate Center, SK Telecom
Jong Ryeol Kang	Oct. 1964	2022	2025	Executive Director, Head of ICT Infra	—	Head of Corporate Culture Center, SK Telecom
Yang Seob Kim	Feb. 1966	2024	2027	Head of Corporate Planning and Chief Financial Officer	—	Head of Finance Division and Chief Financial Officer, SK Innovation;

Our current non-executive directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Sung Hyung Lee	Dec. 1965	2024	2027	Non-executive Director	President, Chief Financial Officer and Head of Finance Division, SK Inc.	President, Chief Financial Officer and Head of PM Division, SK Inc.; Head of Finance Division, SK Inc.; Head of Financial Management, SK Telecom; Head of Finance Department 1, SK Inc.
Mi Kyung Noh	Aug. 1965	2024	2027	Independent Non-executive Director	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong	Executive Vice President and Chief Risk Officer, HSBC Seoul; Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul
Seok-Dong Kim	May 1953	2019	2025	Independent Non-executive Director	Chairman, JIPYONG Institute of Humanities and Society	Chairman, Financial Services Commission; Vice Minister, Ministry of Finance and Economy; Vice Chairman, Financial Supervisory Commission

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Yong-Hak Kim	Jan. 1953	2020	2026	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University
Junmo Kim	Sept. 1976	2020	2026	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology
Haeyun Oh	Nov. 1974	2023	2026	Independent Non-executive Director	President, KAIST Artificial Intelligence Research Institute	Director, KAIST Center for MARS Artificial Intelligence Research

Other Executive Officers

In addition to our executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Hyuncheol Ku	Dec. 1971	Head of Sales	Leader of Policy Cell
Young Sang Kwon	Mar. 1971	Head of CR Strategy	Leader of Policy System Team
Hai Sung Kwon	Jul. 1975	Head of MNO AI Platform	Acting Head of AI/DT
Kyeong Deog Kim	Apr. 1966	Head of Enterprise Business Division	Chief Executive Officer, Dell Technologies Korea
Dae Sung Kim	Dec. 1971	Head of Corporate Planning	Head of MNO Support
Do Youn Kim	Feb. 1973	Head of Ethics Management	Vice President, SK China
Dong Hyun Kim	May 1977	Head of Brand Communications	Acting Head of Brand Communications
Myoung Gook Kim	Jul. 1972	Head of Cloud CO	Acting Head of Cloud Business
Byong Jun Kim	Feb. 1970	Officer of SK Research Institute	Leader of mySUNI Innovation Design College
Sang Bum Kim	Jul. 1970	Head of Distribution	Acting Head of Distribution
Seong Joon Kim	Jul. 1970	Head of MNO AI Marketing	Representative of Service Top
Yong Hun Kim	Jul. 1978	Head of AI Service Business Division	Chief Product Officer, WooWa Brothers
Eun Jung Kim	May 1978	Officer of SV Promotion Team, SUPEX Council Project	Acting Officer of SV Promotion Team, SUPEX Council Project
Jung Hoon Kim	Nov. 1963	Head of IT Infra	Head of Platform Infrastructure Group
Jiwon Kim	Jun. 1985	Head of AI Model	Professional Researcher, Samsung Advanced Institute of Technology

Name	Month and Year of Birth	Position	Business Experience
Ji Eun Kim	Dec. 1973	Officer of SV Promotion Team, SUPEX Council Project	Head of Marketing Department, Mintit
Jee Hyun Kim	Oct. 1972	Officer of SK Research Institute	Research Officer of Deep Change, SK Research Institute
Ji Hyung Kim	Oct. 1971	Head of Integrated Marketing Strategy	Head of Untact CP
Ji Hoon Kim	Sept. 1978	Head of AI Assistant	Leader of Integrated Product Offering Team
Hyuk Kim	Sept. 1967	Head of Media Business & Alliance	Head of Media Business Support Group
Hogeun Kim	Sept. 1969	Head of Legal	Acting Head of Legal
Hee Sup Kim	Oct. 1968	Head of Communication	Head of Public Relations Office
Suk Kwon Na	Nov. 1966	Officer of SK Research Institute	Director of Statistical Policy, Statistics Korea
Jae Sang Noh	Mar. 1973	Head of Malaysia Office	Country Office Project Leader, SK E&S Indonesia
Hoon Do	Sept. 1973	Officer of PR Team, SUPEX Council Project	Head of PR, SK ecoplant
Jung Hwan Ryu	Jun. 1970	Head of Infra Strategy & Tech CT	Head of Infrastructure Support Group
Kap In Moon	May 1969	Head of Metropolitan Area CP	Head of Strategy Group Team
Kyu Hyun Park	May 1972	Head of Digital Communication	Acting Head of Digital Communication
Myung Soon Park	Feb. 1969	Head of Infra AI/DT	Head of AI Business Unit
Yong Joo Park	May 1965	Head of ESG	Seoul Central District Prosecutor’s Office
Ji Su Park	Jun. 1976	Officer of Talent Development, SUPEX Council Project	Project Leader of HR Support Team, SUPEX Council Project
Byeong Chan Bai	Jun. 1972	Head of Mobile CO	Representative, SK USA
Jae Jun Bae	Jan. 1972	Head of Enterprise Business Strategy	Head of Corporate Planning, SK Broadband
Jae Won Bok	Aug. 1973	Head of Infra Red	Acting Head of IP Infrastructure
Jin Woo So	Dec. 1961	Chairman of China’s Foreign Cooperation, SUPEX Council Project	Representative, SK Planet
Ji Hwan Suk	Sept. 1976	Head of Data	Acting Head of Cloud Data
Suk Ham Sung	Apr. 1970	Head of Policy Cooperation	Evaluation Manager of Performance Evaluation Office, MSIT
Jin Soo Seong	May 1968	Head of Infra Service CT	Head of Daegu Infrastructure Division
In Hyuk Sohn	Oct. 1978	Head of GS AIX Development	Head of PMO
Sang Wook Shin	Jun. 1979	Head of Ad Business	Head of A. Service Unit
Yong Sik Shin	Aug. 1971	Head of Enterprise AI CO	Head of Energy Business Team
Jung Whan Ahn	Jul. 1966	Head of Corporate Culture	Head of HR Support Division, SK shieldus
June Hyeon Ahn	Nov. 1969	Officer of CR Team, SUPEX Council Project	Officer of Corporate Relations Team, SUPEX Council Project
Maeng Seog Yang	Mar. 1969	Head of Metaverse CO	Head of 5GX MNO Business Group

Name	Month and Year of Birth	Position	Business Experience
Seung Hyun Yang	Apr. 1969	Head of Global Solution Tech	Vice President, Konan Technology
Jong Hwan Um	Jul. 1974	Head of ESG Innovation	Project Leader of Business Support Team, SK Inc.
Sung Jin Yeum	Oct. 1972	Officer of Corporate Culture Department	Head of CR Support
Yong-Seop Yum	Oct. 1962	Head of SK Research Institute	Head of Future Research Office
Hui Kang Yea	Oct. 1970	Head of Brand Strategy	Head of Brand 2 Office, Hyundai Card
Kyung Sig Oh	Mar. 1966	Head of Sports Marketing	Leader of Sports Communications Team
Se Hyeon Oh	Jul. 1963	Head of Web3 CO	Head of DT Business Development Division, SK C&C
Kyung Sang Yu	Dec. 1981	Head of Strategy & Development	Director of the Investment Center, SK Inc
Jae Ho Yoo	Dec. 1973	Head of Portfolio Management	Growth Business Group, Eleven Street
Chul Jun Yu	Sept. 1971	Head of Smart Device Center	Head of Service Ace
Sung Eun Yoon	Jan. 1973	Officer of Communication Team, SUPEX Council Project	Head of Corporate Relations Strategy Office Policy System Team
Yong Chul Yoon	May 1965	Officer of SK Research Institute	Head of Department, MBC Newsroom
Jae Woong Yoon	Nov. 1972	Head of MNO AI Service	Head of 5GX Cluster Marketing
Hyeong Sig Yoon	Apr. 1968	Head of Infra Customer CT	Head of Infrastructure DT Team
Gahp Jae Lee	Feb. 1973	Head of Region CP	Head of Central Marketing Office
Kwan Woo Lee	Jun. 1973	Head of Subscription Development	Head of Data Development Operations Group
Gyu Sik Lee	Jan. 1970	Head of AI Contact Business	Leader of Change 1 Cell
Kun Koo Lee	Aug. 1976	Officer of Strategy Support Team, SUPEX Council Project	Project Leader of Strategy Support Team, SUPEX Council Project
Ki Yoon Lee	Dec. 1969	Head of CR	Project Leader of Customer Value Innovation Office
Dong Kee Lee	Jan. 1982	Head of Cloud R&D	Head of 5GX MEC Product
Sang Gu Lee	Jul. 1970	Head of Messaging CO	Head of MNO Data Business Team
Seung Yeoll Lee	Feb. 1970	Head of PR	Head of Public Relations Planning
Young Tak Lee	Jul. 1972	Head of Growth Support	Acting Head of CR Support
Yong Suk Lee	Nov. 1961	Research Officer at SK Research Institute	Head of ESG Group, SK Research Institute
Jae Shin Lee	Feb. 1976	Head of AI Growth Strategy	Acting Head of Global AI Business Development
Jae Joon Lee	Jan. 1975	Head of SKTA	Acting Head of P-TF
Jung Ryong Lee	Dec. 1975	Head of Data Platform	Acting PO, Data Engineering
Jong Min Lee	Jul. 1978	Head of Future R&D	Head, Media Technology Institute

Name	Month and Year of Birth	Position	Business Experience
Jong Hoon Lee	Nov. 1975	Head of Infra Engineering	Acting Head of Infrastructure Solutions
Joo Young Lee	May 1975	Officer of SK Research Institute	RF Researcher, Deep Change
Joon Hyoung Lee	Dec. 1973	Head of Platform Development	Acting Head of A. Platform
Hyunwoo Lee	Dec. 1971	Head of GS AIDC Development	Acting Head of Global Business Development
Hye Yeon Lee	May. 1983	Head of Change Management	Acting Head of Change Management
Kyoo Nan Im	Apr. 1970	Director of SK Academy	Head of HR Support Division, SK Siltron
Bong Ho Lim	Dec. 1966	Head of Customer Business Division	Head of Metropolitan Area Marketing Division
Jeong Yeon Lim	May 1976	Head of Media R&D	Leader of Media Processing Development Team
Hyun Ki Chang	Jan. 1971	Head of MNO AIX CT	General Manager of Digital Platform Implementation, Shinhan Financial Group
Hong Sung Chang	Mar. 1969	Head of AdTech CO	Head of Data Technology Center
Dae Dug Jeong	Sept. 1967	Head of Finance	Head of Tax Team
Dae In Jeong	Jul. 1971	Head of SKTA GDG	Project Leader, SKTA
Doh Hee Jung	Sept. 1974	Head of AI Data	Head of Data Analysis Team 2
Min Young Jeong	Dec. 1986	Head of AI Platform	Tech Leader, Naver Clova
Suk Geun Chung	Dec. 1976	Head of Global/AI Tech Business Division	Head of CIC, Naver Clova
Jai Hun Jung	Jun. 1968	Head of Governance & External Affairs	Director of the Investment Support Center, SK Square
Jae Hyun Chung	Dec. 1959	Officer of ICT Advisory Division	Officer of Corporate Growth, SK Square
Chang Kawn Jung	Jul. 1970	Head of Serious-accident Prevention	Head of Infrastructure Engineering Group
Hui Yong Jeong	Mar. 1973	Head of GS Business Development	Head of Strategic Planning Office, SK Inc.
Dong Hwan Cho	Nov. 1970	Chief Information Officer	Head of Data CoE
Sang Hyuk Cho	Jun. 1972	Head of AI Strategic Partnership	Acting Head of Strategic Alliances
Young Log Cho	Jun. 1971	Officer of SK Research Institute	Assistant to Head of External Cooperation Office
Ik Hwan Cho	Oct. 1977	Head of Metaverse Development	Head of 5GX Service Development
Hyun Deuk Cho	Feb. 1975	Head of AI Communication	Acting Head of AI Phone
Young Hun Chae	Sept. 1969	Head of Daegu	Acting Head of Daegu
Jong Keun Chae	Jul. 1968	Head of Compliance	Head of Compliance Team
Nag Hun Choi	Nov. 1972	Head of Connectivity CO	Head of IoT Business Support Group
Dong Hee Choi	Feb. 1978	Head of Corporate Strategy	Head of Digital Invest Center, SK Inc.
Yong Jin Choi	Feb. 1977	Head of Open AIX R&D	Head of MNO DT Labs
Jai Won Choi	Oct. 1970	Head of Western Regional CP	Acting Head of West Region

Name	Month and Year of Birth	Position	Business Experience
Chang Won Chey	Aug. 1964	Vice President of SK Research Institute	Chief Executive Officer, SK Chemical
Tae Won Chey	Dec. 1960	Chairman	Representative Director of SK Inc., SK Innovation and SK Hynix
Hwan Seok Choi	Aug. 1971	Head of Corporate Strategy	Head of IPO Promotion
Myung Bok Ha	Mar. 1971	Head of Central Regional CP	Head of Service Ace
Min Yong Ha	Sept. 1970	Head of Global Solution Office	Head of Global Alliance Group
Sang Dong Han	Apr. 1974	Head of CR Support	Acting Head of Growth Support
Sun Kee Hong	Mar. 1972	Head of Metropolitan Infra	Head of Western Infra
Seung Tae Hong	Jul. 1971	Head of Customer Value Innovation	Leader of Portfolio Innovation Team
Jae Man Hwang	Feb. 1977	Head of HR	Acting Head of HR
Davis Eric Hartman	Oct. 1980	Head of GLM	Head of Global AI Development Group

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all executive directors, who also serve as our executive officers, and non-executive directors) during the year ended December 31, 2023 totaled approximately Won 4.1 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2023 was as follows:

Name	Position	Composition of Total Compensation							Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Young Sang Ryu	Executive Director	~~W~~	1,200	~~W~~	836	~~W~~	29	—	~~W~~	2,065	(1)
Jong Ryeol Kang	Executive Director		700		525		5	—		1,230	(2)

(1)	Does not include 25,380 performance stock units granted in consideration of short-term and long-term achievements (“PSUs”). See “— Other Equity-based Compensation — PSU Program” below.
(2)	Does not include 4,400 PSUs. See “— Other Equity-based Compensation — PSU Program” below.

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

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all executive directors, who also serve as our executive officers) during the year ended December 31, 2023 totaled approximately Won 47.2 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2023 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Other Earned Income		Severance
		(in millions of Won)
Jin Woo So	Vice Chairman	~~W~~	—	~~W~~	2,537	~~W~~	—	~~W~~	—	~~W~~	2,537
Man Seog Ryu	Head of SK Academy		489		362		—		1,391		2,242
Young Sang Ryu	Representative Director		1,200		836		29		—		2,065	(1)
Yong-Seop Yum	Head of SK Research Institute		825		888		—		—		1,713
HyunA Lee	Vice President		430		338		4		641		1,413	(2)

(1)	Does not include 25,380 PSUs. See “— Other Equity-based Compensation — PSU Program” below.
(2)	Does not include 1,000 PSUs. See “— Other Equity-based Compensation — PSU Program” below.

Stock Options

On February 25, 2021, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2021. On February 24, 2022, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2022. On February 24, 2023, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 28, 2023. The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of March 31, 2024:

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Former Executive Director, President and Chief Executive Officer	March 26, 2020	March 27, 2023	March 26, 2027	~~W~~	38,452	337,408
Young Sang Ryu	Executive Director, President and Chief Executive Officer	March 26, 2020	March 27, 2023	March 26, 2027		38,452	7,145
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	18,190
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	98,425	(2)
Jong Ryeol Kang	Executive Director, Head of ICT Infra	March 26, 2020	March 27, 2023	March 26, 2027		38,452	6,219
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	7,136
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	21,743
Hyoung Il Ha	Former Head of Corporate Development	March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,955
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	11,418
Poong Young Yoon	Former Head of Corporate Center 1	March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,293
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	10,203
Seong Ho Ha	Former Head of Corporate Relations Center	March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,028
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,830
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	9,341
Dong Hwan Cho	Chief Information Officer	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,375
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	8,697
HyunA Lee	Head of Comm Service	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	8,746

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Jae Seung Song	Former Head of Corporate Development Croup	March 25, 2021	March 26, 2023	March 25, 2026	50,276	8,047
Myung Jin Han	Former Head of Corporate Strategy	March 25, 2021	March 26, 2023	March 25, 2026	50,276	4,403
		March 25, 2022	March 26, 2024	March 25, 2027	56,860	11,274
Byung Hoon Ryu	Former Head of Corporate Strategy Group	March 25, 2021	March 26, 2023	March 25, 2026	50,276	3,796
Bong Ho Lim	Head of Customer Business	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858
Jin Won Kim	Former Head of Corporate Planning	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,629
Yong Joo Park	Head of ESG	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,334
Hee Sup Kim	Head of Communication	March 25, 2022	March 26, 2024	March 25, 2027	56,860	7,086
Jung Whan Ahn	Head of Corporate Culture	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858

(1)	The stock options granted on March 28, 2023 were cancelled and replaced with PSUs.
(2)	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.

Other Equity-based Compensation

PSU Program

Since 2023, we have been granting PSUs to certain of our and our subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in our enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of our treasury shares, will be determined based on the achievement levels of such targets subject to approval by the board of directors. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements upon satisfaction of certain conditions. The validity of the PSUs, which is subject to a three-year vesting period, is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were issued. In 2023, we granted a total of 228,708 PSUs to 194 directors and executive officers.

Stock Appreciation Rights (“SARs”) Program

In 2021 and 2022, we granted SARs to certain of our executive officers as equity compensation. SARs entitle the grantee to receive in cash the product of (a) the difference between the base share price at the time of grant (calculated based on the arithmetic mean of the weighted average of recent share prices) and the base share price after a three-year vesting period (calculated based on the arithmetic mean of the weighted average of recent share prices), and (b) the number of shares of our common stock equal to 100% of a grantee’s annual salary. If the grantee’s employment with us is terminated within two years of the grant date, no such payment is made. If a grantee’s employment with us is terminated at a date between two and three years after the grant date, settlement is made based on the share price on the termination date. The maximum payout is capped at 100% of the grantee’s annual salary at the time of grant. In 2021, we granted a total of 253,081 SARs to 86 executive officers. In 2022, we granted a total of 338,525 SARs to 72 executive officers. In 2023, we did not grant any SARs.

Shareholder Participation Program

Since 2021, pursuant to the Korean Commercial Code, we have been operating the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance our enterprise value. All of our employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which we grant treasury shares equal to a portion of a participating employee’s bonus. The participating employee must be employed with us at the time of actual grant and there is no transfer restriction period. In 2021, we granted a total of 366,309 treasury shares (reflecting the effects of the Stock Split) to 1,985 employees. In 2022, we granted a total of 413,080 treasury shares to 2,005 employees. In 2023, we granted a total of 434,088 treasury shares to 1,863 employees.

Stock Grant Program

Since 2021, we have been granting portions of our independent non-executive directors’ remuneration in the form of shares in order to align the interests of our board of directors and shareholders. The number of shares granted, which is in the form of treasury shares, is based on the independent non-executive director’s role and responsibility and our director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. In 2021, we granted a total of 1,515 treasury shares (reflecting the effects of the Stock Split) to five independent non-executive directors. In 2022, we granted a total of 5,984 treasury shares to five independent non-executive directors. In 2023, we granted a total of 6,999 treasury shares to five independent non-executive directors.

In addition, in 2021, we awarded a total of 1,531,210 treasury shares to 5,054 employees of SK Telecom in order to enhance our enterprise value and maximize synergies following the Spin-off. The treasury shares were granted to our then-current employees and the transfer of such shares was restricted for six months.

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

Our audit committee is composed of four independent non-executive directors: Seok-Dong Kim, Yong-Hak Kim, Haeyun Oh and Mi Kyung Noh, each of whom is financially literate and independent under the rules of the NYSE as applicable. Seok-Dong Kim is the chairman of the committee. The board of directors has determined that Seok-Dong Kim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one non-independent director, Sung Hyung Lee, and three independent directors, Yong-Hak Kim, Haeyun Oh and Junmo Kim. Junmo Kim is the chairman of the committee.

Strategy Committee

This committee is responsible for reviewing our annual business plan as well as establishing our key performance indicators (“KPIs”) and measuring our performance against such KPIs. The committee is comprised of three executive directors, Young Sang Ryu, Jong Ryeol Kang and Yang Seob Kim, one non-independent director, Sung Hyung Lee, and five independent directors, Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Haeyun Oh and Mi Kyung Noh. Yong-Hak Kim is the chairman of the committee.

Compensation Committee

This committee oversees our overall compensation scheme for the representative director and the non-independent directors. The committee is responsible for reviewing both the criteria for and level of compensation. It is comprised of one non-independent director, Sung Hyung Lee, and three independent directors, Yong-Hak Kim, Seok-Dong Kim and Mi Kyung Noh. Mi Kyung Noh is the chairwoman of the committee.

ESG Committee

This committee is responsible for establishing and reviewing the direction of our environmental, social and governance policy as well as public filings and communications with related parties. This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of one executive director, Jong Ryeol Kang, and three independent directors, Junmo Kim, Haeyun Oh and Mi Kyung Noh. Haeyun Oh is the chairwoman of the committee.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2021	23,457	668	24,125
December 31, 2022	25,099	954	26,053
December 31, 2023	25,103	1,092	26,195

Labor Relations

As of December 31, 2023, SK Telecom had a company union consisting of 2,624 regular employees out of 5,131 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2021 were completed in March 2021 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2022 were completed in May 2022 and resulted in an average monthly wage increase of 5.3% for SK Telecom employees. Our wage negotiations for 2023 were completed in September 2023 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2023, was Won 1,121.7 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,292.4 billion as of such date. Accordingly, we recognized net defined benefit assets of Won 170.7 billion as of December 31, 2023. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2023 was set at 4.58% of SK Telecom’s profit before income tax on a separate basis, or Won 62.0 billion. The contribution amount for 2022 was set at 5.32% of SK Telecom’s profit before income tax on a separate basis, or Won 61.0 billion. The contribution amount for 2021 was set at 4.09% of SK Telecom’s profit before income tax on a separate basis, or Won 56.0 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2024:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:
Young Sang Ryu	Executive Director, President and Chief Executive Officer	20,309	*	None	123,760	(1)
Jong Ryeol Kang	Executive Director, Head of ICT Infra	8,823	*	None	39,498	(2)
Yong-Hak Kim	Independent Non-executive Director	3,358	*	None	—
Seok-Dong Kim	Independent Non-executive Director	2,785	*	None	—
Junmo Kim	Independent Non-executive Director	2,785	*	None	—
Haeyun Oh	Independent Non-executive Director	1,338	*	None	—
Executive Officers:
Hyuncheol Ku	Head of Sales	3,354	*	None	—
Young Sang Kwon	Head of Strategy	3,354	*	None	—
Hai Sung Kwon	Head of MNO AI Platform	2,199	*	None	—
Kyeong Deog Kim	Head of Enterprise Business Division	2,113	*	None	12,000
Dae Sung Kim	Head of Corporate Planning	3,352	*	None	—
Do Youn Kim	Head of Ethics Management	549	*	None	—
Dong Hyun Kim	Head of Brand Comm	5,469	*	None	—
Myoung Gook Kim	Head of Cloud CO	1,474	*	None	—
Sang Bum Kim	Head of Distribution	2,677	*	None	—
Seong Joon Kim	Head of MNO AI Marketing	5,699	*	None	—
Yong Hun Kim	Head of AI Service Business Division	3,334	*	None	12,000
Jung Hoon Kim	Head of IT Infra	4,149	*	None	—
Jiwon Kim	Head of AI Model	3,935	*	None	—
Jee Hyun Kim	Officer of SK Research Institute	1,576	*	None	—
Ji Hyung Kim	Head of Integrated Marketing Strategy	1,957	*	None	—
Ji Hoon Kim	Head of AI Assistant	2,299	*	None	—
Hyuk Kim	Head of Media Business & Alliance	4,010	*	None	12,000
Hogeun Kim	Head of Legal	1,982	*	None	12,000
Hee Sup Kim	Head of Communication	5,714	*	None	19,086
Jung Hwan Ryu	Head of Infra Strategy & Tech CT	5,102	*	None	—
Kap In Moon	Head of Metropolitan Area CP	6,772	*	None	—
Kyu Hyun Park	Head of Digital Communication	4,368	*	None	—
Myung Soon Park	Head of Infra AI/DT	1,294	*	None	—
Yong Joo Park	Head of ESG	9,238	*	None	22,334
Jae Won Bok	Head of Infra Red	1,297	*	None	—
Ji Hwan Suk	Head of Data	2,256	*	None	—
Suk Ham Sung	Head of Policy Cooperation	5,322	*	None	—
Jin Soo Seong	Head of Infra Service CT	8,090	*	None	—
In Hyuk Sohn	Head of GS AIX Development	4,352	*	None	—
Sang Wook Shin	Head of Ad Business	2,427	*	None	—
Yong Sik Shin	Head of Enterprise AI CO	5,313	*	None	—
Jung Whan Ahn	Head of Corporate Culture	3,503	*	None	20,858
Maeng Seog Yang	Head of Metaverse CO	3,550	*	None	—
Seung Hyun Yang	Head of Global Solution Tech	2,667	*	None	—
Jong Hwan Um	Head of ESG Innovation	597	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Sung Jin Yeum	Officer of Corporate Culture Department	3,450	*	None	—
Hui Kang Yea	Head of Brand Strategy	5,269	*	None	—
Kyung Sig Oh	Head of Sports Marketing	3,101	*	None	—
Se Hyeon Oh	Head of Web3 CO	2,215	*	None	—
Jae Ho Yoo	Head of Portfolio Management	4,157	*	None	—
Chul Jun Yu	Head of Smart Device Center	928	*	None	—
Sung Eun Yoon	Officer of Communication Team, SUPEX Council Project	1,911	*	None	—
Yong Chul Yoon	Officer of SK Research Institute	303	*	None	—
Jae Woong Yoon	Head of MNO AI Service	2,163	*	None	—
Hyeong Sig Yoon	Head of Infra Customer CT	4,675	*	None	—
Gahp Jae Lee	Head of Region CP	5,716	*	None	—
Kwan Woo Lee	Head of Subscription Development	4,584	*	None	—
Gyu Sik Lee	Head of AI Contact Business	5,801	*	None	—
Ki Yoon Lee	Head of CR	6,171	*	None	—
Dong Kee Lee	Head of Cloud R&D	2,758	*	None	—
Sang Gu Lee	Head of Messaging CO	5,799	*	None	—
Seung Yeoll Lee	Head of PR	3,612	*	None	—
Young Tak Lee	Head of Growth Support	2,890	*	None	—
Jae Shin Lee	Head of AI Growth Strategy	2,563	*	None	—
Jae Joon Lee	Head of SKTA	200	*	None	—
Jung Ryong Lee	Head of Data Platform	2,675	*	None	—
Jong Min Lee	Head of Future R&D	2,987	*	None	—
Jong Hoon Lee	Head of Infra Engineering	1,622	*	None	—
Joon Hyoung Lee	Head of Platform Development	2,369	*	None	—
Hyunwoo Lee	Head of GS AIDC Development	624	*	None	—
Hye Yeon Lee	Head of Change Management	2,021	*	None	—
Bong Ho Lim	Head of Customer Business Division	7,021	*	None	20,858
Jeong Yeon Lim	Head of Media R&D	2,693	*	None	—
Hyun Ki Chang	Head of MNO AIX CT	508	*	None	12,000
Hong Sung Chang	Head of AdTech CO	4,331	*	None	—
Dae Dug Jeong	Head of Finance	3,855	*	None	—
Doh Hee Jung	Head of AI Data	2,530	*	None	—
Jai Hun Jung	Head of Governance & External Affairs	1,518	*	None	—
Jae Hyun Chung	Officer of ICT Advisory Division	303	*	None	—
Chang Kawn Jung	Head of Serious Accident Prevention	3,722	*	None	—
Hui Yong Jeong	Head of GS Business Development	3,014	*	None	—
Dong Hwan Cho	Chief Information Officer	4,221	*	None	30,703
Sang Hyuk Cho	Head of AI Strategic Partnership	3,416	*	None	—
Young Log Cho	Officer of SK Research Institute	5,135	*	None	12,000
Ik Hwan Cho	Head of Metaverse Development	3,824	*	None	—
Hyun Deuk Cho	Head of AI Communication	1,727	*	None	—
Young Hun Chae	Head of Daegu	2,637	*	None	—
Jong Keun Chai	Head of Compliance	7,278	*	None	—
Nag Hun Choi	Head of Connectivity CO	4,004	*	None	—
Yong Jin Choi	Head of Open AIX R&D	3,650	*	None	—
Jai Won Choi	Head of Western Regional CP	2,168	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Tae Won Chey	Chairman	303	*	None	—
Hwan Seok Choi	Head of Corporate Strategy	3,540	*	None	—
Myung Bok Ha	Head of Central Regional CP	4,641	*	None	—
Min Yong Ha	Head of Global Solution Office	9,099	*	None	12,000
Sang Dong Han	Head of CR Support	1,520	*	None	—
Sun Kee Hong	Head of Metropolitan Infra	3,984	*	None	—
Seung Tae Hong	Head of Customer Value Innovation	3,590	*	None	—
Jae Man Hwang	Head of HR	891	*	None	—
Davis Eric Hartman	Head of GLM	1,772	*	None	—
Total		342,201	*		361,097

*	Less than 1%.
(1)	Does not include 25,380 PSUs. See “— Other Equity-based Compensation — PSU Program” above.
(2)	Does not include 4,400 PSUs. See “— Other Equity-based Compensation — PSU Program” above.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on December 31, 2023, approximately 60.0% of our issued shares were held in Korea by approximately 211,331 shareholders. We estimate that, as of December 31, 2023, there were at least 22,051 record holders of our ADRs evidencing ADSs resident in the United States, and 3,161,929 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 6.3% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2023 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(1)	Percentage of Total Shares Outstanding(2)
SK Inc.	65,668,397	30.0%	30.9%
National Pension Service	16,330,409	7.5	7.7

(1)	Calculated based on 218,833,144 total issued shares, which include 6,133,414 treasury shares, as of December 31, 2023.
(2)	Calculated based on 212,699,730 total outstanding shares as of December 31, 2023.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2023	2022	2021
	(As a percentage of total issued shares)(1)
SK Group(2)	30.0%	30.0%	30.0%
SK Inc.	30.0	30.0	30.0
National Pension Service	7.5	7.7	9.6

(1)

Includes 6,133,414 shares, 801,091 shares and 1,250,992 shares held in treasury as of December 31, 2023, 2022 and 2021, respectively. In 2023, we repurchased 5,773,410 common shares under a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm (“SK Securities”), dated July 27, 2023 (the “2023 Share Repurchase Agreement”), and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees. The 2023 Share Repurchase Agreement was terminated on January 26, 2024. In 2022, we transferred 449,901 treasury shares as bonus payments to certain of our officers and employees. In 2021, we repurchased 288,000 common shares under a share repurchase agreement with SK Securities dated August 28, 2020 (the “2020 Share Repurchase Agreement”), and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the effectiveness of the Stock Split. The 2020 Share Repurchase Agreement was terminated on April 30, 2021.

(2)	SK Group’s ownership interest as of December 31, 2023, 2022 and 2021 consisted of the ownership interest of SK Inc. only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2024, SK Inc. held 30.57% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Inc. announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2024, the total number of our common shares outstanding was 212,880,865.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2023.

SK Networks

As of December 31, 2023, we had Won 0.1 billion of accounts receivable from SK Networks. As of the same date, we had Won 156.3 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices provided by PS&Marketing. The operating expenses we incurred with respect to SK Networks, including aggregate fees we paid to SK Networks for dealer commissions, amounted to Won 970.7 billion in 2023, Won 904.3 billion in 2022 and Won 1,055.5 billion in 2021.

SK Inc.

We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The operating expenses we incurred with respect to SK Inc., including aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand, amounted to Won 415.2 billion in 2023, Won 389.7 billion in 2022 and Won 385.2 billion in 2021. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 120.9 billion in 2023, Won 114.9 billion in 2022 and Won 82.2 billion in 2021. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-134.

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

In August 2023, the KFTC imposed a fine of Won 16.8 billion, Won 13.9 billion and Won 2.8 billion on SK Telecom (which SK Telecom has paid in full), KT and LG U+, respectively, and issued a correctional order for violating the Act on Fair Labeling and Advertising by engaging in inappropriate and potentially misleading advertising regarding the transmission speeds of their respective 5G wireless services. In August 2023, we initiated an administrative proceeding with the Seoul High Court to request the revocation of the fine and the correctional order, which proceeding currently remains pending.

In January 2024, the KFTC imposed a fine of Won 8.6 billion, Won 5.8 billion, Won 1.4 billion and Won 4.1 billion on KT, LG U+, SK Telecom and SK O&S Co., Ltd., a wholly-owned subsidiary of SK Telecom which engages in the base station maintenance service business, respectively, and issued a correctional order for violating the Fair Trade Act by colluding from 2013 to 2019 to reduce costs for renting locations that house their base stations.

In April 2024, the KFTC notified SK Telecom and the two other major telecommunications providers that it is reviewing potential violations of the Fair Trade Act, including in connection with the sharing of certain customer activation data among these companies. If any violations are found to have occurred, the KFTC may impose penalties including penalty surcharges and corrective measures. It is not possible to predict the final outcome of such matter at this time, and there can be no assurance that the final decision to be made by the KFTC will not adversely affect our business, financial condition and results of operation.

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

The following table sets forth the interim and annual dividend per share and the aggregate total amount of dividends declared, as well as the number of outstanding shares entitled to dividends, with respect to the years ended December 31, 2021, 2022 and 2023. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Share		Total Amount of Dividends		Number of Shares Entitled to Dividend
	(In Won)		(In billions of Won)
Interim dividend (for the period ended June 30, 2021)	~~W~~	2,500	~~W~~	177.9	71,160,643
Interim dividend (for the period ended September 30, 2021)		2,500		177.9	71,160,643
Annual dividend (for the year ended December 31, 2021)		1,660		361.2	217,582,152	(1)
Interim dividend (for the period ended March 31, 2022)		830		180.9	218,002,830	(1)
Interim dividend (for the period ended June 30, 2022)		830		181.0	218,032,053	(1)
Interim dividend (for the period ended September 30, 2022)		830		181.0	218,032,053	(1)
Annual dividend (for the year ended December 31, 2022)		830		181.0	218,032,053	(1)
Interim dividend (for the period ended March 31, 2023)		830		181.3	218,466,141	(1)
Interim dividend (for the period ended June 30, 2023)		830		181.3	218,473,140	(1)
Interim dividend (for the period ended September 30, 2023)		830		179.6	216,412,898	(1)
Annual dividend (for the year ended December 31, 2023)		1,050		223.3	212,699,730	(1)

(1)	Reflects the Stock Split, which became effective as of October 28, 2021.

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

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2024, 212,880,865 shares of our common stock were outstanding.

The ADSs are traded on the NYSE. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents five-ninths of one share of our common stock. As of March 31, 2024, ADSs representing 13,512,383 shares of our common stock were outstanding.

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

Currently, our authorized share capital is 670,000,000 shares, which consists of shares of common stock, par value Won 100 per share, and shares of non-voting stock, par value Won 100 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2024, 214,790,053 common shares were issued, of which 1,909,188 shares were held by us in treasury. In connection with the Spin-off, we also engaged in the Stock Split, pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. In 2021, we repurchased 288,000 common shares under the 2020 Share Repurchase Agreement and transferred 626,740 treasury shares as bonus payments to certain of our officers and employees, in each case prior to the application of the effects of the Stock Split. In 2022, we transferred 449,901 treasury shares as bonus payments to certain of our officers and employees. In 2023, we repurchased 5,773,410 common shares under the 2023 Share Repurchase Agreement and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Limitation on Shareholdings

The Telecommunications Business Act prohibits foreign governments, individuals, and entities (including Korean entities that are deemed foreigners, as discussed below) from owning more than 49.0% of our voting stock, subject to certain exceptions. See “Item 4.B. Business Overview — Foreign Ownership and Investment Restrictions and Requirements.” Korean entities whose largest shareholder is a foreign government or a foreigner (together with any of its related parties) that owns 15.0% or more of such Korean entities’ outstanding voting stock are deemed foreigners. A foreigner who has acquired shares of our voting stock in excess of such limitation may not exercise the voting rights with respect to the shares exceeding such limitation and may be subject to the MSIT’s corrective orders.

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

For the purpose of determining the shareholders who are entitled to stock dividends, we may set a record date with at least two weeks’ prior public notice by a resolution of our board of directors.

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

Under the FSCMA, we must file with the FSC and the Korea Exchange (1) an annual report within 90 days after the end of our fiscal year, (2) a mid-year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the Korea Exchange.

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

Government Review of Issuances of ADSs

In order for us to issue ADSs in excess of US$50 million, we are required to submit a report to the MOEF with respect to the issuance of the ADSs prior to and after such issuance; provided that such US$50 million threshold amount would be reduced by the aggregate principal amount of any foreign currency loans borrowed, and any securities offered and issued, outside Korea during the one-year period immediately preceding the report’s submission date; provided further that when calculating this principal amount, any borrowing of funds or issuance of securities for the purpose of overseas usage shall be excluded. The MOEF may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs.

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

Furthermore, a major shareholder must report his or her trading plan to the Securities and Futures Commission and the Korea Exchange at least between 30 to 90 days prior to the trading, with the specific timeframe to be determined by the Enforcement Decree of the FSCMA, which is yet to be formally promulgated. According to the related legislative notice, this timeframe is set to be 30 days. The enforcement of such reporting obligations is scheduled to take effect on July 24, 2024.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and the regulations of the FSC, together referred to as the “Investment Rules,” adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including, among others:

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of shares by direct investment (including de facto direct investment) under the Foreign Investment Promotion Law;

•	acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX KOSPI Market or KRX KOSDAQ Market and such overseas stock exchange;

•	arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person; and

•	transactions between foreigners outside the securities market and alternative trading systems which do not result in a change in the substantive ownership of the securities.

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

The Investment Rules previously required a foreign investor who wished to invest in shares for the first time on the KRX KOSPI Market or the KRX KOSDAQ Market (including converted shares) and shares being publicly offered for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market to register its identity with the FSS prior to making any such investment. Upon registration, the FSS issued an investment registration certificate (the “IRC”), also referred to as a “foreign investment ID,” to the foreign investor, and the foreign investor was required to present the IRC each time he or she opened a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain IRCs included foreign nationals who had not been residing in Korea for a consecutive period of six months or longer, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree promulgated under the FSCMA. All Korean offices of a foreign corporation as a group were treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration.

However, the IRC requirement was abolished on June 13, 2023. Recent amendments to the Investment Rules now permit a foreign investor to trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market by providing its Legal Entity Identifier (“LEI”) (in case of corporate entities) or his or her passport number (in case of individuals) to a local securities broker and open a securities account. Foreign investors who have already obtained IRCs can continue to use them for purposes of trading shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market.

If a foreign investor acquires or sells shares outside the KRX KOSPI Market and the KRX KOSDAQ Market, such acquisition or sale of shares must be reported by the foreign investor or such foreign investor’s standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. In the event a foreign investor desires to acquire or sell shares outside the KRX KOSPI Market or the KRX KOSDAQ Market and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the KRX KOSPI Market or the KRX KOSDAQ Market, a prior report to the Bank of Korea may also be required in certain circumstances. A foreign investor must appoint one or more standing proxies among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will act as a standing proxy to exercise shareholders’ rights, or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than his, her or its standing proxy, to exercise rights relating to its shares or perform any tasks related thereto on his, her or its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Shares of Korean companies must be electronically registered with an eligible custodian in Korea, except in cases where physical security is necessary for the exercise of securities rights or for physical inspections. The Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As two such exceptions, designated public corporations are subject to (i) a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and (ii) unless the corporations’ articles of incorporation set a lower threshold, a 3.0% ceiling on the acquisition of shares by a single foreign individual or entity. Currently, Korea Electric Power Corporation is the only designated public corporation, but it has not set a lower threshold for ownership by a single foreign individual or entity. Furthermore, an investment by a foreign investor of not less than 10.0% of the outstanding shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Trade, Industry and Energy of Korea, which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of our shares by a foreign investor is also subject to the restrictions prescribed in the Telecommunications Business Act. The Telecommunications Business Act generally limits the maximum aggregate foreign shareholdings in us to 49.0% of the outstanding shares. A foreigner who has acquired shares in excess of such restriction described above may not exercise the voting rights with respect to the shares exceeding such limitations and may be subject to corrective orders.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, as discussed below under “ — Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “Passive Foreign Investment Company Rules,” we do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2022 and 2023. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of our gross income for the taxable year is passive income; or (ii) 50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Investments in companies in which we own less than 25 percent of the stock (by value) are considered to be assets that produce passive income.

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. We do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2022 and 2023. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future, based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

You should consult your own tax advisors regarding our classification as a PFIC for 2022, 2023 or in the current or future years.

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

Subject to generally applicable limitations and conditions, Korean withholding tax imposed on dividends paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance, and complies with specific requirements set forth in such guidance, the Korean tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if such withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, will generally not be subject to Korean withholding tax on capital gains. If a U.S. holder is not eligible for benefits under the Treaty and is therefore subject to Korean withholding tax on capital gains, the U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year.

The temporary guidance discussed above also indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance.

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

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient and demonstrates this when required or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not a “United States Person” (as defined in the Code) generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.18% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s Website at www.sec.gov.

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2020. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007 and US$300 million of bonds issued in June 2023. See note 22 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 6.3 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2023. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2023:

	Maturities
	2024		2025		2026		2027		2028		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	~~W~~	1,569.3	~~W~~	1,897.4	~~W~~	940.8	~~W~~	424.0	~~W~~	837.4	~~W~~	1,944.5	~~W~~	7,613.4	~~W~~	7,241.3
Average weighted rate(1)		2.28%		2.90%		3.18%		3.46%		3.87%		2.55%
Variable rate		40.0		49.9		—		—		—		—		89.9		89.9
Average weighted rate(1)		5.21%		4.88%		—		—		—		—

Sub-total		1,609.3		1,947.3		940.8		424.0		837.4		1,944.5		7,703.3		7,331.2

Foreign currency:
Fixed-rate		—		59.2		—		513.1		381.9		—		954.2		1,030.1
Average weighted rate(1)		—		—		—		6.63%		4.88%		—
Variable rate		—		386.2		—		—		—		—		386.2		386.2
Average weighted rate(1)		—		6.55%		—		—		—		—

Sub-total		—		445.4		—		513.1		381.9		—		1,340.4		1,416.3

Total	~~W~~	1,609.3	~~W~~	2,392.7	~~W~~	940.8	~~W~~	937.1	~~W~~	1,219.3	~~W~~	1,944.5	~~W~~	9,043.7	~~W~~	8,747.5

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 13.8 billion (consisting of Won 0.9 billion in relation to the floating-rate borrowings for which we have not entered into interest rate swaps and Won 12.9 billion in relation to the floating-rate long-term payables – other that are exposed to interest rate risk) with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2023. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2023, 2022 and 2021, a 10.0% increase in the equity indices where our equity investments at fair value are listed, with all other variables held constant, would have increased our total equity by Won 85.0 billion, Won 77.8 billion and Won 103.2 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 35(1) of the notes to our consolidated financial statements.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2023, we received US$201,641.87, net of taxes, from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2023. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, Ernst & Young Han Young, or E&Y, on the effectiveness of our internal control over financial reporting as of December 31, 2023 is included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table sets forth the fees we paid to our independent registered public accounting firm E&Y and its affiliates for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023		2022
	(In millions of Won)
Audit Fees	~~W~~	4,829	~~W~~	4,654
Audit-Related Fees		190		—
Tax Fees		—		26
All Other Fees		—		200

Total	~~W~~	5,019	~~W~~	4,880

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for, in 2023, the issuance of comfort letters.

“Tax Fees” are fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

“All Other Fees” are fees billed by our independent registered public accounting firm for the issuance of System and Organization Controls (“SOC”) reports for a subsidiary in 2022.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the fiscal year ended December 31, 2023.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Still Be Purchased Under the Plans or Programs(3)
					(In billions of Won)
July 27, 2023 –December 31, 2023	5,773,410	~~W~~	49,449	5,773,410	~~W~~	15.8

Total	5,773,410	~~W~~	49,449	5,773,410	~~W~~	15.8

(1)

Repurchases made in the open market pursuant to the 2023 Share Repurchase Agreement, pursuant to which we were authorized to repurchase up to Won 300 billion of our common shares from July 27, 2023 to January 26, 2024.

(2)	Average price paid per share is a weighted average calculation using the aggregate price, excluding commissions and fees.
(3)	Remaining under the 2023 Share Repurchase Agreement at the end of the period.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the nine members of our board of directors, five are independent directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of one non-independent director and three independent directors.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation committee comprised of one non-independent director and three independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have four equity compensation plans or programs: a PSU program for officers and directors, a stock appreciation rights program for officers and directors, a shareholder participation program for employees and a stock grant program for independent directors. We manage such compensation plans and programs in compliance with applicable laws, provided that, under certain circumstances, the grant of equity compensation or matters relating to the foregoing equity compensation programs are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Not applicable.

Item 16K.	CYBERSECURITY

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall risk management system and processes.

We understand the importance of preserving trust and protecting personal and other confidential and sensitive information. Cybersecurity is a critical component of our overall risk management system and we have established an information security and cybersecurity framework to help safeguard the confidentiality, integrity and access of our information assets, and to ensure regulatory, contractual and operational compliance. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing, and identity management systems.

Our information security and cybersecurity framework and infrastructure comply with and incorporate the Information Security Management System (“ISMS”) and Personal Information and Information Security Management System (“ISMS-P”) standards, which significantly overlap with International Organization for Standardizations (“ISO”) standards. Our certifications under such standards are valid for three years, and we are subject to an annual audit to maintain such certifications.

Our Chief Information Security Officer (“CISO”), under the supervision of our board of directors and the ESG Committee, oversees our approach to managing cybersecurity and digital risk and regularly engages with cross-functional teams including legal, human resources, facilities and corporate risk. We also carry insurance that provides protection against potential losses arising from cybersecurity incidents and annually review our policy and levels of coverage based on current risks.

We conduct annual information security awareness training for all directors, officers and employees and enhanced training for specialized personnel, such as personal information handlers, location information handlers and information security managers, and publish periodic cybersecurity newsletters to highlight any emerging or urgent security threats. We also conduct cyber awareness training and run tabletop exercises to simulate responses to cybersecurity incidents, and use the findings to improve our practices, procedures and technologies.

We also engage with a range of external experts, including cybersecurity assessors and consultants, to assess and report on the effectiveness of our cybersecurity and data privacy controls, and our internal incident response preparedness, as well as to help identify areas for continued focus and improvement. In addition, we engage outside legal counsel regarding cybersecurity issues such as regulatory compliance, materiality determinations, disclosure obligations and best practices for oversight, as needed. Since 2006, we have been a member of CONCERT, a Government-sponsored organization which allows members to share best practices, fight cybercrime, enhance privacy, discuss new technologies and better understand the evolving regulatory environment and advance capabilities in these areas.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. We review our vendors’ cybersecurity practices before we enter into business transactions with them, and we seek to contractually obligate vendors to operate their environments in accordance with strict cybersecurity standards. We also develop contingency plans for business continuity if our vendors are subject to a cyberattack that impacts our use of their systems. Furthermore, we assess the risks faced by our partners, including branch offices and stores in our extensive distribution network, at least once a year in order to assess risks and identify threats and vulnerabilities, and implement corrective measures. Since 2015, we have been engaging third-party assessors to conduct annual audits of our distribution network and have been conducting remote diagnoses of all personal information-processing personal computers on a weekly basis.

Our internal audit department conducts annual audits to review and evaluate the effectiveness of our internal controls relating to information security and disclosure obligations.

Our business, financial condition and results of operations have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Governance

Management

The cybersecurity risk management processes described above are primarily managed by our CISO, who also serves as our Chief Privacy Officer and has been acting in such role since 2019. Our CISO has more than 20 years of experience in the area of information technology and more than six years of experience in the area of information protection. Our CISO maintains the following internationally recognized certificates: ISO27001, ISO27017 and ISO27018. In order to streamline our information protection and privacy governance regime, we operate an integrated control center led by our CISO to prevent common malicious and abusive Internet activities, such as spam, hacking of personal information, distributed denial-of-service attacks and dissemination of viruses, worms and other destructive or disruptive software, and to respond in real time when a situation arises. We also hold an Information Protection Committee meeting every week under the leadership of our CISO. Furthermore, key executive officers such as our Chief Operating Officer and Chief Serious-accident Prevention Officer manage company-wide information security risks under the leadership of our Chief Executive Officer.

Board of Directors

Our board of directors is committed to mitigating data privacy and cybersecurity risks and recognizes the importance of these issues as part of our risk management framework. While the board of directors, with assistance from the ESG Committee, maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks due to the complexities of the risks involved or the importance of cybersecurity-related risks to stakeholders, it has delegated certain responsibilities to our CISO who heads an execution organization composed of executive officers with relevant experience. In addition, our board of directors receives annual review reports covering the status of the company’s management and protection of personal credit information from our CISO. For information security issues that have a company-wide impact, our board of directors convenes a crisis response situation room to directly engage with and advise our CISO, and the CISO reports to the board of directors the results of work performed based on such advice.

Our board of directors’ principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. Members of the board of directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-2
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-4
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-5
Consolidated Statements of Financial Position as of December 31, 2023 and 2022	F-7
Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021	F-10
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	F-14
Notes to the Consolidated Financial Statements	F-16

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

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	SK Telecom Co., Ltd. Policy for the Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Hee Jun Chung
Name:	Hee Jun Chung
Title:	Vice President, Head of IR

Date: April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2024 expressed an unqualified opinion thereon.
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

Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

Description of the Matter
At December 31, 2023, the amount of goodwill allocated to the fixed-line telecommunication services CGU is
~~W~~
764,082 million. As described in notes 3 (10) and 16 of the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use
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
April 29, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
SK Telecom Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of income, comprehensive income, changes in equity and cash flows of SK Telecom Co., Ltd. and subsidiaries (the “Group”) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Spin-off of Semiconductor and New ICT businesses
As described in Note 3 and Note 41, SK Telecom Co., Ltd. completed the spin-off of certain businesses on November 1, 2021. The spin-off company, namely SK Square Co., Ltd., is engaged in managing investments in semiconductor, new Information and Communication Technologies (“ICT”) and making new investments. The spun-off businesses are presented as discontinued operations.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange C
o
mmission and the PCAOB.
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
Opinion on Internal Control Over Financial Reporting
We have audited SK Telecom Co., Ltd. and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst &Young Han Young
Seoul, the Republic of Korea
April 29, 2024

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	5,34,35	~~W~~	1,454,978	1,882,291
Short-term financial instruments	5,34,35		294,934	237,230
Accounts receivable – trade, net	6,34,35,36		1,978,532	1,970,611
Short-term loans, net	6,34,35,36		78,129	78,590
Accounts receivable – other, net	6,34,35,36,37		344,350	479,781
Contract assets	8,35		89,934	83,058
Prepaid expenses	7		1,953,769	1,974,315
Prepaid income taxes	31		161	415
Derivative financial assets	22,34,35,38		8,974	168,527
Inventories, net	9		179,809	166,355
Non-current assets held for sale	40		10,515	6,377
Advanced payments and others	6,34,35		191,517	171,646

			6,585,602	7,219,196

Non-Current Assets:
Long-term financial instruments	5,34,35		375	375
Long-term investment securities	10,34,35		1,679,384	1,410,736
Investments in associates and joint ventures	12		1,915,012	1,889,289
Investment property, net	14		34,812	25,137
Property and equipment, net	13,15,36,37		13,006,196	13,322,492
Goodwill	11,16		2,075,009	2,075,009
Intangible assets, net	17		2,861,137	3,324,910
Long-term contract assets	8,35		39,837	49,163
Long-term loans, net	6,34,35,36		30,455	26,973
Long-term accounts receivable – other, net	6,34,35,36,37		312,531	373,951
Long-term prepaid expenses	7		1,086,107	1,073,422
Guarantee deposits, net	6,34,35,36		156,863	167,441
Long-term derivative financial assets	22,34,35,38		139,560	152,633
Deferred tax assets	31		11,609	6,860
Defined benefit assets	21		170,737	175,748
Other non-current assets	6,34,35		14,001	14,927

			23,533,625	24,089,066

Total Assets		~~W~~	30,119,227	31,308,262

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	34,35,36	~~W~~	139,876	89,255
Accounts payable – other	34,35,36		1,913,006	2,427,906
Withholdings	34,35,36		802,506	803,555
Contract liabilities	8		155,576	172,348
Accrued expenses	26,34,35		1,439,786	1,505,549
Income tax payable	31		142,496	112,358
Provisions	20,39		38,255	39,683
Short-term borrowings	18,34,35,38		—	142,998
Current portion of long-term debt, net	18,34,35,38		1,621,844	1,967,586
Current portion of long-term payables – other	19,34,35,38		367,770	398,874
Lease liabilities	34,35,36,38		372,826	386,429
Liabilities held for sale			39	—

			6,993,980	8,046,541

Non-Current Liabilities:
Debentures, excluding current portion, net	18,34,35,38		7,106,299	6,524,095
Long-term borrowings, excluding current portion, net	18,34,35,38		315,578	668,125
Long-term payables – other	19,34,35,38		892,683	1,239,467
Long-term lease liabilities	34,35,36,38		1,238,607	1,395,628
Long-term contract liabilities	8		56,917	61,574
Defined benefit liabilities	21		—	61
Long-term derivative financial liabilities	22,34,35,38		305,088	302,593
Long-term provisions	20		83,169	79,415
Deferred tax liabilities	31		832,236	763,766
Other non-current liabilities	34,35,36		66,271	71,801

			10,896,848	11,106,525

Total Liabilities			17,890,828	19,153,066

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,26		(12,227,153)	(11,965,876)
Hybrid bonds	25		398,509	398,759
Retained earnings	27		22,799,981	22,463,711
Reserves	28		387,216	391,233

Equity attributable to owners of the Parent Company			11,389,046	11,318,320
Non-controlling interests			839,353	836,876

Total Shareholders’ Equity			12,228,399	12,155,196

Total Liabilities and Shareholders’ Equity		~~W~~	30,119,227	31,308,262

The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2023, 2022 and 2021

(In millions of won except for per share data)	Note	2023		2022	2021
Continuing operations
Operating revenue and other income:
Revenue	4,36	~~W~~	17,608,511	17,304,973	16,748,585
Other income	4,29,36		50,366	56,259	115,763

			17,658,877	17,361,232	16,864,348

Operating expenses:	36
Labor			2,488,245	2,449,813	2,300,754
Commission	7		5,549,899	5,518,786	5,426,114
Depreciation and amortization	4		3,614,766	3,621,325	3,672,555
Network interconnection			678,459	715,285	749,599
Leased lines			275,477	268,426	310,141
Advertising			235,769	252,402	233,401
Rent			142,356	143,747	140,418
Cost of goods sold			1,266,357	1,268,124	1,167,417
Others	4,29		1,651,273	1,528,976	1,431,587

			15,902,601	15,766,884	15,431,986

Operating profit	4		1,756,276	1,594,348	1,432,362
Finance income	4,30		248,376	179,838	155,133
Finance costs	4,30		(527,401)	(456,327)	(315,604)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,12		10,928	(81,707)	446,300

Profit before income tax	4		1,488,179	1,236,152	1,718,191
Income tax expense	31		342,242	288,321	446,796

Profit from continuing operations			1,145,937	947,831	1,271,395
Profit from discontinued operations, net of taxes	41		—	—	1,147,594

Profit for the year		~~W~~	1,145,937	947,831	2,418,989

Attributable to:
Owners of the Parent Company		~~W~~	1,093,611	912,400	2,407,523
Non-controlling interests			52,326	35,431	11,466
Earnings per share	32
Basic earnings per share (in won)		~~W~~	4,954	4,118	7,191
Basic earnings per share – continuing operations (in won)			4,954	4,118	3,614
Diluted earnings per share (in won)			4,950	4,116	7,187
Diluted earnings per share – continuing operations (in won)			4,950	4,116	3,613
The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Note	2023		2022	2021
Profit for the year		~~W~~	1,145,937	947,831	2,418,989

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	21		1,853	70,885	16,374
Net change in other comprehensive income of investments in associates and joint ventures	12,28		—	—	4,796
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,30		(18,842)	(491,853)	920,871
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	12,28		9,225	119,707	356,503
Net change in unrealized fair value of derivatives	22,28,30		(17,460)	(21,366)	16,133
Foreign currency translation differences for foreign operations	28		1,257	16,401	47,515

Other comprehensive income (loss) for the year, net of taxes			(23,967)	(306,226)	1,362,192

Total comprehensive income		~~W~~	1,121,970	641,605	3,781,181

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	1,072,785	601,193	3,473,445
Non-controlling interests			49,185	40,412	307,736
The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in
Eq
uity
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2021	 ~~W~~ 	44,639	278,444	398,759	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the year		—	—	—	2,407,523	—	2,407,523	11,466	2,418,989
Other comprehensive income (note 12,21,22,28,30)		—	—	—	26,371	1,039,551	1,065,922	296,270	1,362,192

		—	—	—	2,433,894	1,039,551	3,473,445	307,736	3,781,181

Transactions with owners:
Annual dividends (note 33)		—	—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Interim dividends (note 33)		—	—	—	(355,804)	—	(355,804)	—	(355,804)
Share option (note 26)		—	75,498	—	—	—	75,498	12,124	87,622
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares (note 24)		—	(76,111)	—	—	—	(76,111)	—	(76,111)
Disposal of treasury shares (note 24)		—	57,017	—	—	—	57,017	—	57,017
Retirement of treasury shares (note 24)		—	1,965,952	—	(1,965,952)	—	—	—	—
Changes from spin-off (note 41)		(14,146)	(14,460,588)	—	—	(344,452)	(14,819,186)	(186,211)	(15,005,397)
Changes in ownership in subsidiaries, etc. (note 11)		—	137,303	—	—	—	137,303	(4,435)	132,868

		(14,146)	(12,300,929)	—	(2,978,466)	(344,452)	(15,637,993)	(204,293)	(15,842,286)

Balance, December 31, 2021	 ~~W~~ 	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2022	 ~~W~~ 	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income (loss):
Profit for the year		—	—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

		—	—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends (note 33)		—	—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends (note 33)		—	—	—	(542,876)	—	(542,876)	—	(542,876)
Share option (note 26)		—	72,261	—	—	—	72,261	—	72,261
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares (note 24)		—	(2,683)	—	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries, etc. (note 11)		—	(12,969)	—	—	—	(12,969)	40,672	27,703

		—	56,609	—	(918,828)	—	(862,219)	40,672	(821,547)

Balance, December 31, 2022	 ~~W~~ 	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Attributable to owners							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance, January 1, 2023	 ~~W~~ 	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year		—	—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

		—	—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends (note 33)		—	—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends (note 33)		—	—	—	(542,282)	—	(542,282)	—	(542,282)
Share option (note 26)		—	7,157	—	—	—	7,157	10,463	17,620
Interest on hybrid bonds (note 25)		—	—	—	(17,283)	—	(17,283)	—	(17,283)
Redemption of hybrid bonds (note 25)		—	(1,241)	(398,759)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds (note 25)		—	—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares (note 24)		—	(265,120)	—	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc. (note 11)		—	(2,073)	—	—	—	(2,073)	(6,614)	(8,687)

		—	(261,277)	(250)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance, December 31, 2023	 ~~W~~ 	30,493	(12,227,153)	398,509	22,799,981	387,216	11,389,046	839,353	12,228,399

The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Note	2023		2022	2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	1,145,937	947,831	2,418,989
Adjustments for income and expenses	38		4,546,338	4,719,438	3,473,779
Changes in assets and liabilities related to operating activities	38		(274,163)	118,106	(568,695)

			5,418,112	5,785,375	5,324,073
Interest received			60,134	52,163	37,403
Dividends received			50,899	16,388	327,906
Interest paid			(341,488)	(259,719)	(306,634)
Income tax paid			(240,452)	(434,890)	(351,469)

Net cash provided by operating activities			4,947,205	5,159,317	5,031,279

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	264,693	162,565
Decrease in short-term investment securities, net			—	5,010	32,544
Collection of short-term loans			136,242	123,700	137,196
Decrease in long-term financial instruments			—	330,032	343
Proceeds from disposals of long-term investment securities			100,817	104,190	78,261
Proceeds from disposals of investments in associates and joint ventures			4,950	342,645	100,634
Proceeds from disposals of assets held for sale			1,353	20,136	—
Proceeds from disposals of property and equipment			12,900	15,792	61,425
Proceeds from disposals of intangible assets			4,428	10,993	14,618
Collection of long-term loans			1,547	1,134	4,166
Decrease in deposits			5,922	10,056	6,941
Proceeds from settlement of derivatives			1,452	1,542	1,495
Government grants received			2,967	—	—

			272,578	1,229,923	600,188
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(51,421)	—	—
Increase in short-term loans			(130,041)	(127,263)	(100,209)
Increase in long-term loans			(11,602)	(11,724)	(9,877)
Increase in long-term financial instruments			—	(330,032)	(21)
Acquisitions of long-term investment securities			(324,997)	(436,753)	(286,566)
Acquisitions of investments in associates and joint ventures			(17,656)	(11,065)	(222,765)
Acquisitions of property and equipment			(2,973,882)	(2,908,287)	(2,915,851)
Acquisitions of intangible assets			(106,761)	(138,136)	(392,588)
Increase in deposits			(6,848)	(12,146)	(51,274)
Cash decrease due to changes in consolidation scope			(2,275)	—	—
Cash outflow for business combinations, net			—	(62,312)	(107,226)

			(3,625,483)	(4,037,718)	(4,086,377)

Net cash used in investing activities		~~W~~	(3,352,905)	(2,807,795)	(3,486,189)

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2023, 2022 and 2021

(In millions of won)	Note	2023		2022	2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	130,000	—
Proceeds from issuance of debentures			1,785,108	1,200,122	873,245
Proceeds from long-term borrowings			49,950	440,000	350,000
Proceeds from issuance of hybrid bonds			398,509	—	—
Increase in financial liabilities at FVTPL			—	—	129,123
Cash inflows from settlement of derivatives			183,090	768	332
Transactions with non-controlling shareholders			160	31,151	444,124

			2,416,817	1,802,041	1,796,824
Cash outflows for financing activities:
Repayments of short-term borrowings, net			(142,998)	—	(50,823)
Repayments of long-term payables – other			(400,245)	(400,245)	(426,267)
Repayments of debentures			(1,869,190)	(1,390,000)	(890,000)
Repayments of long-term borrowings			(125,000)	(41,471)	(286,868)
Redemption of hybrid bonds			(400,000)	—	—
Payments of dividends			(773,806)	(904,020)	(1,028,520)
Payments of interest on hybrid bonds			(17,283)	(14,766)	(14,766)
Repayments of lease liabilities			(402,465)	(401,054)	(431,674)
Acquisition of treasury shares			(285,487)	—	(76,111)
Cash outflows resulting from spin-off			—	—	(626,000)
Transactions with non-controlling shareholders			(21,333)	(367)	(19,406)

			(4,437,807)	(3,151,923)	(3,850,435)

Net cash used in financing activities	38		(2,020,990)	(1,349,882)	(2,053,611)

Net increase (decrease) in cash and cash equivalents			(426,690)	1,001,640	(508,521)
Cash and cash equivalents at beginning of the year			1,882,291	872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			(623)	7,920	11,599

Cash and cash equivalents at end of the year		~~W~~	1,454,978	1,882,291	872,731

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity

(1)	General
SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.
The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. Meanwhile, the Board of Directors of the Parent Company resolved to cancel the listing of the Parent Company’s DRs on the London Stock Exchange on June 22, 2023, and the DRs were delisted from the London Stock Exchange as of July 31, 2023. As of December 31, 2023, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares		Percentage of total shares issued (%)
	2023	2022	2023	2022
SK Inc.	65,668,397	65,668,397	30.01	30.01
National Pension Service	16,330,409	16,846,066	7.46	7.69
Institutional investors and other shareholders	126,854,437	131,671,103	57.97	60.17
Kakao Investment Co., Ltd.	3,846,487	3,846,487	1.76	1.76
Treasury shares	6,133,414	801,091	2.80	0.37

	218,833,144	218,833,144	100.00	100.00

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

(2)	List of consolidated subsidiaries
The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2023	Dec. 31, 2022
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued
The list of consolidated subsidiaries as of December 31, 2023 and 2022 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2023	Dec. 31, 2022
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.(*2)	Japan	Information gathering and consulting	33.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation(*2)	USA	Software development and supply business	100.0	—
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea(*2)	Korea	Software development and supply business	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.(*2)	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*3)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for year ended December 31, 2023 are presented in note 1-(4).
(*3)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation		451,549	224,042	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.		140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.		165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.		94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.		153,660	88,195	65,465	247,479	1,253

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries. Continued

3)	Condensed financial information of the significant consolidated subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)
	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
Global AI Platform Corporation Korea	Established by SK Telecom Americas, Inc.
Global AI Platform Corporation	Established by SK Telecom Americas, Inc.

2)	The list of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2023 is as follows:

Subsidiary	Reason
SK Telecom Japan Inc.	Loss of control
SK Planet Japan, K. K.	Loss of control

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	2023
Revenue	~~W~~	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448

Net cash provided by operating activities	~~W~~	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)

Dividends paid to non-controlling interests for the year ended December 31, 2023	~~W~~	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	~~W~~	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	~~W~~	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528

Net cash provided by operating activities	~~W~~	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)

Dividends paid to non-controlling interests for the year ended December 31, 2022	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	~~W~~	1,252,935
Non-current assets		4,886,448
Current liabilities		(1,433,800)
Non-current liabilities		(1,717,074)
Net assets		2,988,509
Carrying amount of non-controlling interests		740,771

	2021
Revenue	~~W~~	4,049,156
Profit for the year		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935

Net cash provided by operating activities	~~W~~	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599

Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

2.	Basis of Preparation

(1)	Statement of compliance
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on February 2, 2024 for statutory shareholders’ approval purpose, and re-authorized for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 29, 2024.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

2.	Basis of Preparation, Continued

(2)	Basis of measurement
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
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 13 and 17), impairment of goodwill (notes 3 (10) and 16), recognition of provision (notes 3 (15) and 20), measurement of defined benefit liabilities (assets) (notes 3 (14) and 21), transaction of derivative instruments (notes 3 (6) and 22) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 31).

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement
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
Information about assumptions used for fair value measurements are included in note 22 and note 35.

3.	Material Accounting Policies
The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2023, the material accounting policies applied by the Group in these consolidated financial statements have been consistently applied for all periods presented, except for the changes described below. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.
The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2023 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Disclosure of Accounting Polices (Amendments to IAS 1)

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

•	IFRS 17 Insurance Contracts and its amendments

•	International tax reform – Pillar Two model rules (Amendments to IAS 12)
The Pillar Two model rules is scheduled to take effect for the Group’s fiscal year beginning January 1, 2024. As the Group falls within the scope of the enacted Pillar Two model rules, it has assessed the potential exposure to Pillar Two income tax. The assessment of potential exposure to Pillar Two income tax is based on the most recent tax returns of the Group’s ultimate controlling entity group, country-by-country reporting, and financial statements. The Group expects that the exposure to Pillar Two income tax will be immaterial.
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(a)	Business combination, Continued

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(e)	Interest in investees accounted for using the equity method, Continued

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
Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(b)	Classification and subsequent measurement
On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(b)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)	Impairment
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(c)	Impairment, Continued

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
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(e)	Offsetting, Continued

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

•	when the hedging relationship is discontinued.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(a)	Hedge accounting, Continued

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(7)	Property and equipment
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
Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other operating income or expense.
The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15, 30
Other property and equipment	3 ~ 10
Right-of-use assets	1 ~ 50
The Group reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Intangible assets
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(8)	Intangible assets, Continued

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 15
Other	3 ~ 20
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

(9)	Investment property
Investment properties are properties held to earn rent income and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(10)	Impairment of non-financial assets
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

(11)	Leases
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

(a)	Group as a lessee, Continued

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

(b)	Group as a lessor
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
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Non-current assets held for sale
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities
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

(14)	Employee benefits

(a)	Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(14)	Employee benefits, Continued

(b)	Other long-term employee benefits
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

(d)	Retirement benefits: defined benefit plans
At the end of reporting period, defined benefit liabilities (assets) relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.
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

(15)	Provisions
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(15)	Provisions, Continued

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
A provision is used only for expenditures for which the provision was originally recognized.

(16)	Emissions Rights
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

(17)	Transactions in foreign currencies

(a)	Foreign currency transactions
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

(b)	Foreign operations
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

(18)	Share capital
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

(19)	Hybrid bond
The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(20)	Share-based payment, Continued

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

(21)	Revenue

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

(e)	Consideration payable to a customer
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
telecommunications
service revenue.

(22)	Finance income and finance costs
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
Finance costs comprise interest expense on borrowings and debentures, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

(b)	Deferred tax, Continued

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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

3.	Material Accounting Policies, Continued

(25)	Discontinued operation
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

(26)	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2023 are disclosed below. The following amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Disclosures of Crypto assets (Amendments to IAS 1)

4.	Operating Segments
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	~~W~~	14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Inter-segment revenue		1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External revenue		13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization		2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)		1,463,934	329,072	(42,771)	1,750,235	6,041	1,756,276
Finance income and costs, net							(279,025)
Gain relating to investments in associates and joint ventures, net							10,928
Profit before income tax							1,488,179

(In millions of won)
	2022
	Continuing operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	~~W~~	14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Inter-segment revenue		1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External revenue		12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization		2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)		1,334,306	311,210	(2,126)	1,643,390	(49,042)	1,594,348
Finance income and costs, net							(276,489)
Loss relating to investments in associates and joint ventures, net							(81,707)
Profit before income tax							1,236,152

(In millions of won)
	2021
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*1)	Sub-total	Adjustments (*2)	Total
Total revenue	~~W~~	14,214,407	4,790,641	362,978	19,368,026	(2,619,441)	16,748,585	2,845,424
Inter-segment revenue		1,495,934	1,112,935	10,572	2,619,441	(2,619,441)	—	462,341
External revenue		12,718,473	3,677,706	352,406	16,748,585	—	16,748,585	2,383,083
Depreciation and amortization		2,812,827	958,462	11,318	3,782,607	(110,052)	3,672,555	287,412
Operating profit (loss)		1,123,147	294,070	14,550	1,431,767	595	1,432,362	73,005
Finance income and costs, net							(160,471)	(222,406)
Gain relating to investments in subsidiaries, associates and joint ventures, net							446,300	1,502,147
Profit before income tax							1,718,191	1,352,746

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(*1)
The Parent Company carried out spin-off of its business of managing investments in semiconductor, new Information and Communication Technologies (“ICT”) and making new investments during the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

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

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Total segment operating profit (Before adjustments)	~~W~~	1,750,235	1,643,390	1,431,767
Adjustments(*1)		2,969	(31,320)	(44,605)

Total segment operating profit		1,753,204	1,612,070	1,387,162

Other operating income:
Gain on disposal of property and equipment and intangible assets		21,898	15,985	39,136
Others		28,468	40,274	76,627

		50,366	56,259	115,763
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(10,369)	(17,027)	(3,135)
Loss on disposal of property and equipment and intangible assets		(9,369)	(20,465)	(28,158)
Donations		(14,766)	(13,125)	(12,800)
Bad debt for accounts receivable – other		(5,256)	(3,011)	(3,995)
Others(*2)		(7,534)	(20,353)	(22,475)

		(47,294)	(73,981)	(70,563)

Consolidated operating profit from continuing operations	~~W~~	1,756,276	1,594,348	1,432,362

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.
(*2)	Others for the years ended December 31, 2022 and 2021 include ~~W~~ 6.1 billion and ~~W~~ 17.0 billion of penalties, respectively, and various other expenses with inconsequential amounts.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

4.	Operating Segments, Continued

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

Domestic revenue for the years ended December 31, 2023, 2022 and 2021 amounts to
~~W~~
17,602 billion,
~~W~~
17,302 billion and
~~W~~
16,734 billion, respectively. Domestic non-current assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2023, 2022 and 2021 amount to
~~W~~
19,285 billion,
~~W~~
20,056 billion and
~~W~~
20,227 billion, and non-current assets outside of Korea amount to
~~W~~
3 billion,
~~W~~
4 billion and
~~W~~
4 billion, respectively.
No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2023, 2022 and 2021.
The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

(3)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2023		2022	2021
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	993,919	969,025	959,932
Fixed-line telecommunication revenue	Goods and others		93,174	66,477	105,340
Other revenue	Others(*2)		459,905	464,805	328,328

			1,546,998	1,500,307	1,393,600

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,328,980	10,253,217	10,100,368
	Cellular interconnection		432,660	471,163	493,820
	Other(*4)		1,367,607	1,248,911	1,164,353
Fixed-line telecommunication revenue	Fixed-line service		147,669	156,662	217,000
	Cellular interconnection		15,804	21,209	69,769
	Internet Protocol Television(*5)		1,837,209	1,816,130	1,786,765
	International calls		190,872	180,689	162,379
	Internet service and miscellaneous(*6)		1,643,292	1,571,822	1,336,453
Other revenue	Miscellaneous		97,420	84,863	24,078

			16,061,513	15,804,666	15,354,985

Continuing operations			17,608,511	17,304,973	16,748,585

Discontinued operations			—	—	2,383,083

		~~W~~	17,608,511	17,304,973	19,131,668

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

4.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

5.	Deposits with Restrictions on Use
Deposits which are restricted in use as of December 31, 2023 and 2022 are summarized as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Cash and cash equivalents(*)	~~W~~	58	43
Short-term financial instruments(*)		79,500	79,514
Long-term financial instruments(*)		372	375

	~~W~~	79,930	79,932

(*)
Includes the followings: i) deposits restricted in use due to the court’s order for seizure and collection of bonds; and ii) charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2023, such deposits and funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~ 273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,205,530	(234,919)	1,970,611
Short-term loans		79,298	(708)	78,590
Accounts receivable – other(*)		522,091	(42,310)	479,781
Accrued income		1,732	—	1,732
Guarantee deposits (Other current assets)		113,204	—	113,204

		2,921,855	(277,937)	2,643,918
Non-current assets:
Long-term loans		71,857	(44,884)	26,973
Long-term accounts receivable – other(*)		375,829	(1,878)	373,951
Guarantee deposits		167,741	(300)	167,441
Long-term accounts receivable – trade (Other non-current assets)		14,165	(4)	14,161

		629,592	(47,066)	582,526

	~~W~~	3,551,447	(325,003)	3,226,444

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~ 332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	Ending balance
2023	~~W~~	234,923	37,906	(40,236)	10,144	—	242,737
2022	~~W~~	238,881	27,053	(42,296)	11,282	3	234,923

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)
The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2023 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.51%	69.24%	88.55%	99.99%
	Gross amount	~~W~~	1,467,781	48,329	139,925	21,545
	Loss allowance		22,130	33,461	123,906	21,542

Other revenue	Expected credit loss rate		2.30%	28.27%	53.39%	93.51%
	Gross amount	~~W~~	516,401	4,100	11,378	24,127
	Loss allowance		11,903	1,159	6,075	22,561

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, therefore, no significant credit concentration risk arises.
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
The Group pays commissions to its retail stores and authorized dealers, primarily for wireless telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

7.	Prepaid expenses, Continued

(1)	Details of prepaid expenses as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,882,296	1,888,182
Others		71,473	86,133

	~~W~~	1,953,769	1,974,315

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,022,813	996,180
Others		63,294	77,242

	~~W~~	1,086,107	1,073,422

(2)	Incremental costs of obtaining contracts
The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021(*)
Amortization recognized	~~W~~	2,505,724	2,485,593	2,634,134

(*)	Includes amounts related to discontinued operations.

8.	Contract Assets and Liabilities
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

(1)	Details of contract assets and liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Contract assets:
Allocation of consideration between performance obligations	~~W~~	129,771	132,221
Contract liabilities:
Wireless service contracts		19,149	18,544
Customer loyalty programs		7,164	7,706
Fixed-line service contracts		146,106	136,880
Others		40,074	70,792

	~~W~~	212,493	233,922

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

8.	Contract Assets and Liabilities, Continued

(2)
The amount of revenue recognized for the years ended December 31, 2023 and 2022 related to the contract liabilities carried forward from the prior periods are
~~W~~
141,460 million and
~~W~~
109,867 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2023 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	19,149	—	—	19,149
Customer loyalty programs		5,717	969	478	7,164
Fixed-line service contracts		93,587	9,502	43,017	146,106
Others		37,124	2,950	—	40,074

	~~W~~	155,577	13,421	43,495	212,493

9.	Inventories

(1)	Details of inventories as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	174,255	(7,641)	166,614	156,919	(5,616)	151,303
Supplies		13,195	—	13,195	15,052	—	15,052

	~~W~~	187,450	(7,641)	179,809	171,971	(5,616)	166,355

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2023		2022	2021(*)
Charged to cost of products that have been resold	~~W~~	2,033	2,297	(3,287)
Write-off upon sale		(8)	(756)	(347)

(*)	Includes amounts related to discontinued operations.
There are no significant reversals of inventory write-downs for the periods presented.

(3)
Inventories recognized as operating expenses for the years ended December 31, 2023, 2022, and 2021 are
~~W~~
1,264,302 million,
~~W~~
1,266,271 million, and
~~W~~
1,417,339 million, respectively, which are included in the cost of goods sold. The amount for the year ended December 31, 2021 include profit or loss from discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

10.	Long-term Investment Securities
Details of long-term investment securities as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Category	December 31, 2023		December 31, 2022
Equity instruments	FVOCI(*)	~~W~~	1,398,734	1,189,597
	FVTPL		8	44,440

			1,398,742	1,234,037
Debt instruments	FVTPL		280,642	176,699

			280,642	176,699

		~~W~~	1,679,384	1,410,736

(*)
The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of
 those equity instruments as of December 31, 2023 and 2022 are
~~W~~
1,398,734 million and
~~W~~
1,189,597 million, respectively.

11.	Business Combinations

(1)	2023
There were no changes in the Group due to the business combinations for the year ended December 31, 2023.

(2)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:
PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized
~~W~~
211,081 million of revenue and
~~W~~
4,157 million of net profit for the year ended December 31, 2022. In addition, assuming that the business combination occurred as of January 1, 2022, the Group would have been recognized
~~W~~
250,108 million of revenue and
~~W~~
4,695 million of net profit for the year ended December 31, 2022.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	SK m&service Co., Ltd.
Location	16 th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and internet website service

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(2)	2022, Continued

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	~~W~~	13,281

(3)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):
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
~~W~~
1,500 million in cash and the difference between the fair value of net assets acquired and the consideration

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(3)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by Dreamus Company, Continued:

transferred amounting to
~~W~~
1,465 million was recognized as goodwill. Subsequent to the acquisition of control, Studio Dolphin Co., Ltd. recognized revenue of
~~W~~
245 million and net loss of
~~W~~
304 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3 rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill (I - II)	~~W~~	1,465

3)	Acquisition of YLP Inc. by Tmap Mobility Co., Ltd.:
Tmap Mobility Co., Ltd. obtained control by acquiring 168,012 shares (100%) of YLP Inc. during the year ended December 31, 2021. The consideration transferred was
~~W~~
79,000 million, among which
~~W~~
55,598 million was paid in cash to acquire 118,242 shares (70.4%) and on June 29, 2021, Tmap Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of
~~W~~
23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares (29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(3)	2021, Continued

3)	Acquisition of YLP Inc. by Tmap Mobility Co., Ltd., Continued:

consideration transferred amounting to
~~W~~
69,516 million was recognized as goodwill. Subsequent to the acquisition of control, YLP Inc. recognized revenue of
~~W~~
20,488 million and net loss of
~~W~~
1,632 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of Tmap Mobility Co., Ltd.		23,402

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill (I - II)	~~W~~	69,516

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(3)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by Onestore Co., Ltd.:
Onestore Co., Ltd. obtained control by acquiring 60,000 shares (100%) of Rokmedia Co., Ltd. for the year ended December 31, 2021. The consideration transferred was
~~W~~
40,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to
~~W~~
33,641 million was recognized as goodwill. Subsequent to the acquisition of control, Rokmedia Co., Ltd. recognized revenue of
~~W~~
10,915 million and net profit of
~~W~~
1,066 million and the amounts are included in profit or loss from discontinued operation.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3 rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(3)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by Onestore Co., Ltd., Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill (I - II)	~~W~~	33,641

5)	Acquisition of GOOD SERVICE Co., Ltd. by Tmap Mobility Co., Ltd.:
Tmap Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was
~~W~~
10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to
~~W~~
4,844 million was recognized as goodwill. Subsequent to the acquisition of control, GOOD SERVICE Co., Ltd. recognized revenue of
~~W~~
1,063 million and net profit of
~~W~~
621 million and the amounts are included in profit or loss from discontinued operations.
Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

11.	Business Combinations, Continued

(3)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by Tmap Mobility Co., Ltd., Continued:

(i)	Summary of the acquiree

Information of acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4 th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill (I - II)	~~W~~	4,844

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2023 and 2022 are as follows:

(In millions of won)		December 31, 2023		December 31, 2022
	Country	Ownership (%)	Carrying amount	Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	896,990	27.3	~~W~~	879,527
Korea IT Fund(*1)	Korea	63.3	336,404	63.3		324,860
UniSK	China	49.0	22,285	49.0		20,839
SK Technology Innovation Company	Cayman Islands	49.0	70,409	49.0		69,375
SK MENA Investment B.V.	Netherlands	32.1	14,872	32.1		14,296
SK Latin America Investment S.A.	Spain	32.1	14,607	32.1		11,961
SK South East Asia Investment Pte. Ltd.	Singapore	20.0	355,282	20.0		357,537
Citadel Pacific Telecom Holdings, LLC(*2)	USA	15.0	45,901	15.0		48,542
SM. Culture & Contents Co., Ltd.(*3)	Korea	22.8	41,578	23.1		59,611
Invites Genomics Co., Ltd.(*4) (Formerly, Invites Healthcare Co., Ltd.)	Korea	31.1	—	31.1		—
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3	14,344	27.3		13,575
Home Choice Corp.(*2)	Korea	17.8	3,215	17.8		4,456
Konan Technology Inc.	Korea	20.7	6,349	20.8		8,366
CMES Inc.(*2)	Korea	7.7	900	7.7		900
SK telecom Japan Inc.(*5)	Japan	33.0	1,239	—		—
12CM JAPAN and others(*2,6,7)	—	—	81,142	—		69,734

			1,905,517			1,883,579

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2	9,495	48.2		5,710

			9,495			5,710

			1,915,012		~~W~~	1,889,289

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)
These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized an impairment loss of ~~W~~ 18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2023 and 2022 are as follows, Continued:

(*4)
The Group recognized the carrying amount of investments in Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.) in its entirety as an impairment loss for the year ended December 31, 2022.

(*5)
The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, to SK hynix Inc. and SK Square Co., Ltd. for
~~W~~
4,900 million in cash, from which it recognized
~~W~~
998 million of loss relating to investments in subsidiaries for the year ended December 31, 2023, and the remaining ownership interest is reclassified as investments in associates as of December 31, 2023.

(*6)
The Group additionally contributed
~~W~~
6,000 million of investment in KB ESG Fund of the three telecommunications companies,
~~W~~
28 million in F&U Credit information Co., Ltd.,
~~W~~
215 million of investment in KDX Korea Data Exchange,
~~W~~
132 million of investment in SK Venture Capital, LLC, and
~~W~~
261 million of investment in Walden SKT Venture Fund for the year ended December 31, 2023. Also, the Group obtained significant influence by contributing
~~W~~
6,500 million to Telecom Daean Evaluation Jun B Corporation Co., Ltd., and
~~W~~
520 million to Covet Co., Ltd., for the year ended December 31, 2023.

(*7)
The Group disposed of a portion of shares in Start-up Win-Win Fund for
~~W~~
550 million and a portion of SK-KNET Youth Startup Investment Cooperative for
~~W~~
4,400 million in cash for the year ended December 31, 2023.

(*8)
The Group additionally contributed
~~W~~
4,000 million in cash to the investee for the year ended December 31, 2023, but there is no change in the ownership interest. The Group has joint control over the investee pursuant to the agreement with the other shareholders, thus the investment in the investee was classified as investments in joint ventures.

(2)	The market value of investments in listed associates as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023				December 31, 2022
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM. Culture & Contents Co., Ltd.	~~W~~	1,887	22,033,898	41,578	2,960	22,033,898	65,220
Konan Technology Inc.		32,600	2,359,160	76,909	28,250	1,179,580	33,323

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2023
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	2023
Revenue	~~W~~	33,017	70,126	76,686
Profit (loss) for the year		16,330	87,462	(66,169)
Other comprehensive income (loss)		5,316	(56,660)	2,779
Total comprehensive income (loss)		21,646	30,802	(63,390)

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2022
Current assets	~~W~~	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

	2022
Revenue	~~W~~	19,916	62,334	72,658
Profit (loss) for the year		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(In millions of won)
	HanaCard Co., Ltd.(*)		Korea IT Fund	SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)
	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

(*)	The financial information of HanaCard Co., Ltd., SK China Company Ltd. and SK South East Asia Investment Pte. Ltd. are consolidated financial information.

(4)	There are no material joint ventures as of December 31, 2023, 2022 and 2021.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(5)
Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(In millions of won)
	December 31, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	512,936	63.3	324,860	—	324,860
SK China Company Ltd.		2,920,248	27.3	796,387	83,140	879,527
SK South East Asia Investment Pte. Ltd.(*)		1,787,685	20.0	357,537	—	357,537

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	24,054	(6,591)	—	896,990
Korea IT Fund(*1)		324,860	—	10,343	3,366	(2,165)	336,404
UniSK(*1)		20,839	—	2,079	102	(735)	22,285
SK Technology Innovation Company		69,375	—	(178)	1,212	—	70,409
SK MENA Investment B.V.		14,296	—	335	241	—	14,872
SK Latin America Investment S.A.		11,961	—	1,974	672	—	14,607
SK South East Asia Investment Pte. Ltd.		357,537	—	(12,881)	10,626	—	355,282
Citadel Pacific Telecom Holdings, LLC(*1)		48,542	—	2,628	637	(5,906)	45,901
SM. Culture & Contents Co., Ltd.(*2)		59,611	(679)	593	808	(18,755)	41,578
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	905	—	(136)	14,344
Home Choice Corp.		4,456	—	(1,241)	—	—	3,215
Konan Technology Inc.		8,366	(44)	(2,100)	127	—	6,349
CMES Inc.		900	—	—	—	—	900
SK telecom Japan Inc.(*3)		—	—	—	—	1,239	1,239
12CM JAPAN and others(*1,4)		69,734	8,706	5,108	(2,264)	(142)	81,142

		1,883,579	7,983	31,619	8,936	(26,600)	1,905,517
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	4,000	(215)	—	—	9,495

		5,710	4,000	(215)	—	—	9,495

	~~W~~	1,889,289	11,983	31,404	8,936	(26,600)	1,915,012

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2023.
(*2)	The Group recognized ~~W~~ 18,755 million of impairment loss for the year ended December 31, 2023.
(*3)
The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, resulting in the reclassification of the remaining shares as an investment in associate for the year ended December 2023.

(*4)
The acquisition for the year ended December 31, 2023 includes
~~W~~
6,500 million of investment in Telecom Daean Evaluation Jun B Corporation Co., Ltd.,
~~W~~
6,000 million of investment in KB ESG Fund of the three telecommunications companies,
~~W~~
215 million of investment in KDX Korea Data Exchange,
~~W~~
132 million of investment in SK Venture Capital, LLC,
~~W~~
261 million of investment in Walden SKT Venture Fund,
~~W~~
520 million of investment in Covet Co., Ltd., and
~~W~~
28 million of investment in F&U Credit information Co., Ltd. The disposal for the year ended December 31, 2023

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows, Continued:

includes a portion of shares in Start-up Win-Win Fund for ~~W~~ 550 million and a portion of SK-KNET Youth Startup Investment Cooperative for ~~W~~ 4,400 million for the year ended December 31, 2023.

(In millions of won)	2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(19,395)	105,168	—	879,527
Korea IT Fund(*1)		339,976	—	4,753	(7,459)	(12,410)	324,860
HanaCard Co., Ltd.		349,866	(368,389)	17,749	774	—	—
UniSK		19,156	—	2,424	(741)	—	20,839
SK Technology Innovation Company		86,301	—	(22,923)	5,997	—	69,375
SK MENA Investment B.V.		15,343	—	(2,059)	1,012	—	14,296
SK Latin America Investment S.A.		14,004	—	(2,083)	40	—	11,961
SK South East Asia Investment Pte. Ltd.		348,782	—	(6,975)	15,730	—	357,537
Citadel Pacific Telecom Holdings, LLC		43,789	—	2,890	1,863	—	48,542
SM. Culture & Contents Co., Ltd.		60,261	37	(756)	69	—	59,611
Digital Games International Pte. Ltd.		2,208	(1,757)	(562)	111	—	—
Invites Genomics Co., Ltd.(*2) (Formerly, Invites Healthcare Co., Ltd.)		26,474	—	(11,759)	(74)	(14,641)	—
Nam Incheon Broadcasting Co., Ltd.(*1)		12,525	—	1,186	—	(136)	13,575
Home Choice Corp.		3,052	—	1,403	1	—	4,456
Konan Technology Inc.		3,639	5,451	(710)	(14)	—	8,366
CMES Inc.(*3)		—	—	—	—	900	900
12CM JAPAN and others(*4)		68,966	1,873	1,245	—	(2,350)	69,734

		2,188,096	(362,785)	(35,572)	122,477	(28,637)	1,883,579
Investments in joint ventures:
Finnq Co., Ltd.		7,255	(3,840)	(3,617)	202	—	—
UTC Kakao-SK Telecom ESG Fund		2,000	4,000	(290)	—	—	5,710

		9,255	160	(3,907)	202	—	5,710

	~~W~~	2,197,351	(362,625)	(39,479)	122,679	(28,637)	1,889,289

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2022.
(*2)	The Group recognized ~~W~~ 14,641 million of impairment loss for the year ended December 31, 2022.
(*3)	As the Group obtained significant influence over the investee, ~~W~~ 900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*4)
The acquisition for the year ended December 31, 2022 includes
~~W~~
2,000 million of cash investment in Smart SKT Infinitum Game Fund,
~~W~~
4,000 million of cash investment in KB ESG Fund of three telecommunications companies and
~~W~~
12 million of cash investment in SK Venture Capital, LLC. The disposal for the year ended December 31, 2022 includes
~~W~~
4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and
~~W~~
1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund. In addition, dividends amounting to
~~W~~
1,290 million received from Start-up Win-Win Fund deducted from the carrying amount for the year ended December 31, 2022.

(7)
The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2023 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2023		Cumulative loss	2023	Cumulative loss
Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.)	~~W~~	7,844	7,844	1,179	1,179
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	7,844	13,624	1,179	1,055

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,248,200	—	—	1,248,200
Buildings		1,775,563	(1,001,721)	(450)	773,392
Structures		941,868	(705,388)	(1,601)	234,879
Machinery		37,688,793	(29,796,000)	(2,139)	7,890,654
Other		1,757,617	(1,271,597)	(863)	485,157
Right-of-use assets		2,549,003	(933,567)	(3,485)	1,611,951
Construction in progress		761,963	—	—	761,963

	~~W~~	46,723,007	(33,708,273)	(8,538)	13,006,196

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

13.	Property and Equipment, Continued

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	1,005,857	—	—	1,005,857
Buildings		1,736,257	(950,582)	(450)	785,225
Structures		935,276	(668,019)	(1,601)	265,656
Machinery		37,100,715	(29,185,881)	(1,934)	7,912,900
Other		1,771,890	(1,273,655)	(841)	497,394
Right-of-use assets		2,555,685	(766,350)	(3,206)	1,786,129
Construction in progress		1,069,331	—	—	1,069,331

	~~W~~	46,175,011	(32,844,487)	(8,032)	13,322,492

(2)	Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	1,005,857	12	(388)	242,719	—	—	1,248,200
Buildings		785,225	1,083	(294)	41,516	(54,138)	—	773,392
Structures		265,656	1,632	(198)	6,446	(38,657)	—	234,879
Machinery		7,912,900	553,541	(7,267)	1,734,474	(2,302,789)	(205)	7,890,654
Other		497,394	554,595	(1,205)	(476,097)	(89,506)	(24)	485,157
Right-of-use assets		1,786,129	345,761	(86,069)	(23,436)	(410,032)	(402)	1,611,951
Construction in progress		1,069,331	1,554,922	(26)	(1,862,264)	—	—	761,963

	~~W~~	13,322,492	3,011,546	(95,447)	(336,642)	(2,895,122)	(631)	13,006,196

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business combination(*)	Ending balance
Land	~~W~~	972,800	79	(175)	30,364	—	—	2,789	1,005,857
Buildings		794,453	1,071	(638)	36,219	(54,463)	—	8,583	785,225
Structures		291,279	2,288	(32)	10,422	(38,301)	—	—	265,656
Machinery		7,997,927	560,889	(49,586)	1,696,447	(2,292,358)	(419)	—	7,912,900
Other		487,716	780,382	(938)	(672,199)	(105,730)	(391)	8,554	497,394
Right-of-use assets		1,559,333	720,932	(65,961)	(27,579)	(403,794)	(3,133)	6,331	1,786,129
Construction in progress		767,751	1,564,345	(1,709)	(1,261,937)	—	—	881	1,069,331

	~~W~~	12,871,259	3,629,986	(119,039)	(188,263)	(2,894,646)	(3,943)	27,138	13,322,492

(*)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

14.	Investment Property

(1)	Investment property as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	14,199	—	14,199	6,115	—	6,115
Buildings		27,462	(17,220)	10,242	21,490	(14,606)	6,884
Right-of-use assets		16,975	(6,604)	10,371	17,057	(4,919)	12,138

	~~W~~	58,636	(23,824)	34,812	44,662	(19,525)	25,137

(2)	Changes in Investment property for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	8,084	—	14,199
Buildings		6,884	5,343	(1,985)	10,242
Right-of-use assets		12,138	473	(2,240)	10,371

	~~W~~	25,137	13,900	(4,225)	34,812

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	44	—	6,115
Buildings		7,353	564	(1,033)	6,884
Right-of-use assets		9,610	4,124	(1,596)	12,138

	~~W~~	23,034	4,732	(2,629)	25,137

(3)	The Group recognized lease income of ~~W~~ 6,202 million and ~~W~~ 5,222 million from investment property for the years ended December 31, 2023 and 2022, respectively.

(4)	The fair value of investment property is ~~W~~ 70,138 million and ~~W~~ 73,934 million as of December 31, 2023 and 2022, respectively.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

15.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Right-of-use assets:
Land, buildings and structures	~~W~~	1,376,721	1,546,918
Others		235,230	239,211

	~~W~~	1,611,951	1,786,129

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	2023		2022	2021(*1)
Depreciation of right-of-use assets(*1):
Land, buildings and structures	~~W~~	346,931	346,499	338,304
Others(*2)		63,101	57,295	95,666

	~~W~~	410,032	403,794	433,970

Interest expense on lease liabilities	~~W~~	46,595	29,996	23,998

(*1)	Includes amounts related to discontinued operations.
(*2)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.
Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

3)
The total cash outflows due to lease payments for the years ended December 31, 2023, 2022 and 2021 amounted to
~~W~~
474,410 million,
~~W~~
449,196 million and
~~W~~
484,879 million, respectively. The amount for the year ended December 31, 2021 include cash flows from discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

15.	Leases, Continued

(2)	Group as a lessor

1)	Finance lease
The Group recognized interest income of
~~W~~
800 million,
~~W~~
910 million and
~~W~~
2,053 million on lease receivables for the years ended December 31, 2023, 2022 and 2021, respectively
.
 The amount for the year ended December 31, 2021 include profit or loss from discontinued operations.
The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	11,499
1 ~ 2 years		3,306
2 ~ 3 years		1,517
3 ~ 4 years		693
4 ~ 5 years		271

Undiscounted lease payments	~~W~~	17,286

Unrealized finance income		360
Net investment in the lease		16,926

2)	Operating lease
The Group recognized lease income of
~~W~~
235,988 million,
~~W~~
246,279 million and
~~W~~
230,140 million for the years ended December 31, 2023, 2022 and 2021, respectively, of which variable lease payments received are
~~W~~
2,694 million,
~~W~~
8,622 million and
~~W~~
17,686 million, respectively.
The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2023.

(In millions of won)
	Amount
Less than 1 year	~~W~~	148,980
1 ~ 2 years		91,033
2 ~ 3 years		48,701

	~~W~~	288,714

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

16.	Goodwill

(1)	Goodwill as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		4,691	4,691

	~~W~~	2,075,009	2,075,009

(2)	Details of the impairment testing of Goodwill as of December 31, 2023 is as follows:
Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 5.4% (2022: 6.7%) (pre-tax annual discount rate for 2023 and 2022: 8.4% and 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2022: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.2% (2022: 6.7%) (pre-tax annual discount rate for 2023 and 2022: 7.9% and 8.5%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2022: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate.

(3)	Details of the changes in goodwill for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	2,075,009	2,072,493
Acquisition(*)		—	2,516

Ending balance	~~W~~	2,075,009	2,075,009

(*)	It consists of goodwill recognized as PS&Marketing Corporation’s acquisition of SK m&service Co., Ltd for the year ended December 31, 2022 (See Note 11).
Accumulated impairment losses amounted
 to

~~W~~
33,441
million as of December 31, 2023 and 2022.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		57,106	(56,519)	—	587
Industrial rights		97,993	(34,141)	(17,698)	46,154
Development costs		14,815	(14,766)	—	49
Facility usage rights		159,891	(145,578)	—	14,313
Customer relations		505,063	(231,913)	—	273,150
Club memberships(*2)		121,895	—	(24,709)	97,186
Other(*3)		4,851,168	(4,020,886)	(7,190)	823,092

	~~W~~	9,372,838	(6,462,104)	(49,597)	2,861,137

(In millions of won)	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		59,389	(58,165)	—	1,224
Industrial rights		94,238	(30,068)	(12,378)	51,792
Development costs		14,497	(14,213)	—	284
Facility usage rights		157,651	(142,654)	—	14,997
Customer relations		505,063	(204,882)	—	300,181
Club memberships(*2)		116,401	—	(24,430)	91,971
Other(*3)		4,627,565	(3,839,030)	(6,506)	782,029

	~~W~~	9,342,394	(5,788,170)	(229,314)	3,324,910

(*1)
The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for
~~W~~
227,200 million,
~~W~~
547,800 million and
~~W~~
411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(475,826)	—	1,606,606
Land usage rights		1,224	155	(15)	40	(817)	—	587
Industrial rights		51,792	4,563	(350)	—	(4,530)	(5,321)	46,154
Development costs		284	—	—	—	(234)	(1)	49
Facility usage rights		14,997	1,884	(16)	981	(3,533)	—	14,313
Customer relations		300,181	—	—	—	(27,031)	—	273,150
Club memberships		91,971	7,619	(2,174)	65	—	(295)	97,186
Other		782,029	91,848	(1,752)	294,567	(339,478)	(4,122)	823,092

	~~W~~	3,324,910	106,069	(4,307)	295,653	(851,449)	(9,739)	2,861,137

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~ 9,739 million as impairment loss for the year ended December 31, 2023.

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business combination (*2)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	—	—	2,082,432
Land usage rights		2,732	—	—	—	(1,508)	—	—	1,224
Industrial rights		55,954	13,428	(823)	(103)	(4,324)	(12,343)	3	51,792
Development costs		200	—	—	—	(573)	—	657	284
Facility usage rights		17,874	1,396	(2)	252	(4,523)	—	—	14,997
Customer relations		327,257	—	—	—	(27,076)	—	—	300,181
Club memberships		88,494	9,926	(7,113)	—	—	(725)	1,389	91,971
Other		817,569	108,144	(380)	189,075	(342,776)	(16)	10,413	782,029

	~~W~~	3,869,769	132,894	(8,318)	189,224	(858,037)	(13,084)	12,462	3,324,910

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~ 13,084 million as impairment loss for the year ended December 31, 2022.
(*2)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

17.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021(*)
Research and development costs expensed as incurred	~~W~~	369,507	340,864	406,672

(*)	Includes amounts related to discontinued operations.

(4)	Details of frequency usage rights as of December 31, 2023 are as follows:

(In millions of won)
	As of December 31, 2023
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	109,789	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		308,534	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		364,250	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		231,879	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		592,154	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,606,606

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
BNK Securities. Co., Ltd.	—	—	~~W~~	—	100,000
KEB Hana Bank	—	—		—	30,000
Hana Financial Investment Co., Ltd.	—	—		—	4,642
DB Financial Investment Co., Ltd.	—	—		—	2,785
Shinhan Securities Co., Ltd.	—	—		—	5,571

			~~W~~	—	142,998

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2023		December 31, 2022
Korea Development Bank(*1)	1.87	Feb. 10, 2026	~~W~~	28,125	40,625
Credit Agricole CIB(*2)	3M CD + 0.82	Dec. 14, 2023		—	12,500
Mizuho bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS bank Ltd.	1.30	May. 28, 2024		200,000	200,000
DBS bank Ltd.	2.65	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	50,000
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		—	100,000
Nonghyup Bank(*3)	MOR + 1.36	Nov. 17, 2024		40,000	40,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		50,000	—

				718,125	793,125
Less: present value discount				(47)	(13)

				718,078	793,112
Less: current portions				(402,500)	(124,987)

			~~W~~	315,578	668,125

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	3M CD rates are 3.83% and 3.98% as of December 31, 2023 and 2022, respectively.
(*3)	6M MOR rates are 3.85% and 4.35% as of December 31, 2023 and 2022, respectively.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds	Operating and refinancing fund	2032	3.45	~~W~~	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		—	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds	Operating fund	2035	2.75		70,000	70,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2023	2.81		—	100,000
Unsecured corporate bonds		2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2023	2.33		—	150,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	2.09		120,000	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2024	1.49		60,000	60,000
Unsecured corporate bonds		2029	1.50		120,000	120,000
Unsecured corporate bonds		2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		—	170,000
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023	December 31, 2022
Unsecured corporate bonds	Refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds		2024	1.17	80,000	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2024	2.47	90,000	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	300,000	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2024	4.79	100,000	100,000
Unsecured corporate bonds		2025	4.73	110,000	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	—
Unsecured corporate bonds		2028	3.83	190,000	—
Unsecured corporate bonds		2026	3.72	80,000	—
Unsecured corporate bonds		2028	3.80	200,000	—
Unsecured corporate bonds		2030	3.96	70,000	—
Unsecured corporate bonds		2026	4.54	115,000	—
Unsecured corporate bonds		2028	4.68	100,000	—
Unsecured corporate bonds		2030	4.72	50,000	—
Unsecured corporate bonds		2033	4.72	30,000	—
Unsecured corporate bonds(*1)	Operating fund	2023	2.93	—	80,000
Unsecured corporate bonds(*1)	Refinancing fund	2024	2.09	160,000	160,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2024	1.71	100,000	100,000
Unsecured corporate bonds(*1)		2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2023	1.48	—	100,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69	100,000	100,000
Unsecured corporate bonds(*1)		2025	2.58	100,000	100,000
Unsecured corporate bonds(*1)		2032	2.92	50,000	50,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	4.21	50,000	—
Unsecured corporate bonds(*1)		2026	4.28	100,000	—
Unsecured corporate bonds(*1)		2028	4.37	90,000	—

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2023		December 31, 2022
Unsecured corporate bonds(*1)	Facility fund	2026	4.87		100,000	—
Unsecured corporate bonds(*1)		2028	5.00		60,000	—
Unsecured global bonds	Operating fund	2027	6.63		515,760 (USD 400,000)	506,920 (USD 400,000)
Unsecured global bonds		2023	3.75		—	633,650 (USD 500,000)
Unsecured global bonds(*1)	Refinancing fund	2023	3.88		—	380,190 (USD 300,000)
Unsecured global bonds(*1)		2028	4.88		386,820 (USD 300,000)	—
Floating rate notes(*2)	Operating fund	2025	SOFR rate + 1.17		386,820 (USD 300,000)	380,190 (USD 300,000)
Convertible bonds(*3)	Operating fund	2028	—		3,868 (USD 3,000)	—
Convertible bonds(*3)		2028	—		3,868 (USD 3,000)	—
Convertible bonds(*3)		2028	—		2,579 (USD 2,000)	—
Convertible bonds(*3)		2028	—		10,444 (USD 8,100)	—
Convertible bonds(*3)		2028	—		20,824 (USD 16,150)	—
Convertible bonds(*3)		2028	—		9,993 (USD 7,750)	—
Convertible bonds(*3)		2028	—		10,315 (USD 8,000)	—

					8,351,291	8,385,950
Less: discounts on bond					(25,648)	(19,256)

					8,325,643	8,366,694
Less: current portions of bonds					(1,219,344)	(1,842,599)

				~~W~~	7,106,299	6,524,095

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Interest rates applied are SOFR rate 5.38% as of December 31, 2023 and LIBOR rate (3 month) 4.75% + 0.91% as of December 31, 2022.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(*3)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows:

1 )	As of December 31, 2023, the conditions for issuing convertible bonds are as follows:

(In millions of won and thousands of U.S. dollars)
Series
	1	2	3	4	5
Total amount of convertible bonds authorized	3,868 (USD 3,000)	3,868 (USD 3,000)	2,579 (USD 2,000)	10,444 (USD 8,100)	20,824 (USD 16,150)
Coupon rate	0% (However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions

(In millions of won and thousands of U.S. dollars)
Series
	6	7
Total amount of convertible bonds authorized	9,993 (USD 7,750)	10,315 (USD 8,000)
Coupon rate	0% (However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2023 and 2022 are as follows, Continued:

(*3)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows, Continued:

The conversion rights of the aforementioned convertible bonds are classified as equity

2 )	The carrying amount of changes in the liability component (present value of non-convertible bonds) of the convertible bonds for the year ended December 31, 2023 are as follows

(In millions of won and thousands of U.S. dollars)
2023
Beginning balance	—
Issuance of convertible bonds	54,284 (USD 41,932)
Amortization based on effective interest rate	4,951 (USD 4,007)

Ending balance	59,235 (USD 45,939)

The liability component of convertible bonds (present value of non-convertible bonds) is measured at amortized cost using the effective interest rate.

19.	Long-term Payables – other

(1)	As of December 31, 2023 and 2022, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 17):

(In millions of won)
	December 31, 2023		December 31, 2022
Long-term payables – other	~~W~~	1,290,225	1,690,470
Present value discount on long-term payables – other		(29,772)	(52,129)
Current portion of long-term payables – other		(367,770)	(398,874)

Carrying amount as of December 31	~~W~~	892,683	1,239,467

(2)
The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2023 and 2022 amounts to

~~W~~
400,245 million and
~~W~~
400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2023 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		738,300
3~5 years		182,775

	~~W~~	1,290,225

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

20.	Provisions
Changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023							As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	8,041	(2,397)	(714)	5	120,024	37,073	82,951
Emission allowance		2,186	2,404	(635)	(2,773)	—	1,182	1,182	—
Other provisions		1,823	—	(1,005)	(108)	(492)	218	—	218

	~~W~~	119,098	10,445	(4,037)	(3,595)	(487)	121,424	38,255	83,169

(In millions of won)
	2022								As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	6,823	(5,679)	(1,767)	(10)	991	115,089	36,998	78,091
Emission allowance		1,885	2,719	—	(2,418)	—	—	2,186	2,186	—
Other provisions		10,379	4,071	(9,509)	(3,080)	(38)	—	1,823	499	1,324

	~~W~~	126,995	13,613	(15,188)	(7,265)	(48)	991	119,098	39,683	79,415

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,121,679	1,038,320
Fair value of plan assets		(1,292,416)	(1,214,007)

Defined benefit assets(*)		(170,737)	(175,748)

Defined benefit liabilities		—	61

(*)
Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

21.	Defined Benefit Liabilities (Assets), Continued

(2)	Principal actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Discount rate for defined benefit obligations	3.71% ~ 4.79%	5.09% ~ 5.71%
Expected rate of salary increase	2.00% ~ 5.27%	2.00% ~ 8.37%
Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	1,038,320	1,035,016
Current service cost		132,465	134,847
Interest cost		54,032	32,572
Remeasurement
- Demographic assumption		810	(28,222)
- Financial assumption		(24,953)	(84,532)
- Adjustment based on experience		18,814	2,369
Business combinations(*1)		—	29,357
Benefit paid		(99,396)	(79,117)
Others(*2)		1,587	(3,970)

Ending balance	~~W~~	1,121,679	1,038,320

(*1)	Includes liabilities acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.
(*2)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.

(4)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Beginning balance	~~W~~	1,214,007	1,040,286
Interest income		62,058	32,910
Remeasurement		(2,140)	(18,622)
Contributions		108,224	215,254
Benefit paid		(90,452)	(83,123)
Business combinations(*1)		—	26,618
Others(*2)		719	684

Ending balance	~~W~~	1,292,416	1,214,007

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

21.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows, Continued:

(*1)	Includes assets acquired from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company for the year ended December 31, 2022.
(*2)	Others include changes in assets due to the employee’s transfers among affiliates for the years ended December 31, 2023 and 2022.
The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2024, amounts to
~~W~~
150,608 million.

(5)	Total cost of defined benefit plan, which is recognized in profit and loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	132,465	134,847
Net interest income		(8,026)	(338)

	~~W~~	124,439	134,509

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included
i
n
labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Equity instruments	~~W~~	72,619	17,716
Debt instruments		162,374	174,385
Short-term financial instruments, etc.		1,057,423	1,021,906

	~~W~~	1,292,416	1,214,007

(7)	Sensitivity analysis
As of December 31, 2023, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(37,694)	40,345
Expected salary increase rate		40,624	(38,319)
The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.
A weighted average duration of defined benefit obligations as of December 31, 2023 and 2022 are 7.27 years and 7.53 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

21.	Defined Benefit Liabilities (Assets), Continued

(8)	Defined contribution plan
The amount recognized as an expense for defined contribution plans are
~~W~~
20,404 million and
~~W~~
15,529 million for the years ended December 31, 2023 and 2022, respectively.

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2023 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20 , 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 4 , 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar-denominated bonds face value of USD 300,000)	Foreign currency risk and Interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025
Jun. 28 , 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028
As of December 31, 2023, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(2)
SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to
~~W~~
270,000 million and
~~W~~
64,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized long-term derivative financial assets of
~~W~~
21,027 million and
~~W~~
20,631 million for TRS as of December 31, 2023 and 2022, respectively.
Long-term derivative financial assets were measured using the discounted present value methods with future cash flows estimated by the management.

(3)
In relation to the business acquisition by SK Broadband Co., Ltd. for the year ended December 31, 2020 the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Parent Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Parent Company also can exercise its call options over the shares held by those shareholders. The Group recognized a long-term derivative financial liability of
~~W~~
295,876 million (
~~W~~
302,593 million and

~~W~~
321,025 million as of December 31, 2022 and 2021, respectively)
for the rights prescribed in the shareholders’ agreement as of December 31, 2023.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

22.	Derivative Instruments, Continued

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.2% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and interrelationship between significant unobservable inputs and fair value measurement are as follows:

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

(4)
The Parent Company has entered into the agreement with Newberry Global Limited, whereby the Group has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Parent Company recognized derivative financial assets
~~W~~
13,136
million

(
~~W~~
15,477 million as of December 31, 2021) and
~~W~~
8,083 million (
~~W~~
9,524 million as of December 31, 2021), as of December 31, 2022, respectively, for subscription right and contingent subscription right. There is no balance for derivative financial assets as of December 31, 2023, as the exercise period expired without the exercise of subscription rights and contingent subscription rights for the year ended December 31, 2023.

(5)
The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.‘s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized long-term derivative financial assets of
~~W~~
2,323 million and
~~W~~
6,895 million as of December 31, 2023 and 2022, respectively, for the contingent subscription right. The fair value of HAEGIN Co., Ltd.‘s common stock was estimated using 5-year projected cash flows discounted at 13% (12% in 2022) per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.‘s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative financial asset would increase (decrease).

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

22.	Derivative Instruments, Continued

(6)
The fair value of derivative financial instruments to which the Group applies cash flow hedg ing
 is recorded in the consolidated financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2023, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	80,426	80,426
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		35,784	35,784

	~~W~~	116,210	116,210

Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S dollar denominated bonds face value of USD 300,000)	~~W~~	(9,212)	(9,212)

	~~W~~	(9,212)	(9,212)

As of December 31, 2023, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(7)
The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2023, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contract for difference settlement	~~W~~	8,974	8,974
Non-current assets:
Contingent subscription right		2,323	2,323
Contract for difference settlement		21,027	21,027

	~~W~~	32,324	32,324

Non-current liabilities:
Drag-along and call option rights	~~W~~	(295,876)	(295,876)

		(295,876)	(295,876)

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for share data)
	December 31, 2023		December 31, 2022
Number of authorized shares		670,000,000	670,000,000
Par value (in Won)		100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*1)	~~W~~	30,493	30,493

(*1)
In 2002 and 2003, The Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	There were no changes in share capital of the Parent Company for the years ended December 31, 2023 and 2022.
(3)	Details of shares outstanding as of December 31, 2023 and 2022 are as follows:

(In shares)	December 31, 2023			December 31, 2022
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	6,133,414	212,699,730	218,833,144	801,091	218,032,053

(4)	Details of capital surplus and others as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares (Note 24)		(301,981)	(36,702)
Hybrid bonds (Note 25)		398,509	398,759
Share option (Note 26)		9,818	2,061
Others(*)		(13,705,990)	(13,702,235)

	~~W~~	(11,828,644)	(11,567,117)

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2023 and 2022 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2023		December 31, 2022
Number of shares		6,133,414	801,091
Acquisition cost	~~W~~	301,981	36,702

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

24.	Treasury Shares, Continued

(2)	Changes in treasury shares for the years ended December 31, 2023 and 2022 are as follows:

(In shares)
	2023	2022
Treasury shares as of January 1	801,091	1,250,992
Acquisition (*1)	5,773,410	—
Disposal (*2)	(441,087)	(449,901)

Treasury shares as of December 31	6,133,414	801,091

(*1)	The Parent Company acquired 5,773,410 of its treasury shares for ~~W~~ 285,487 million in an effort to increase shareholder value by stabilizing its stock price for the year ended December 31, 2023.
(*2)
The Parent Company distributed 441,087 treasury shares (acquisition cost:
~~W~~
20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of
~~W~~
212 million for the year ended December 31, 2023. Also, the Parent Company distributed 449,901 treasury shares (acquisition cost:
~~W~~
20,612 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of
~~W~~
4,813 million for the yea
r e
nded December 31, 2022.

25.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2023		December 31, 2022
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	~~W~~	400,000	—
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70		—	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		—	100,000
Issuance costs						(1,491)	(1,241)

					~~W~~	398,509	398,759

The Parent Company redee
m
ed previously issued hybrid bonds and issued new ones for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.
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

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

26.	Share-based payment Arrangement

26.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-3	3	4	5	6
Grant date	March 24, 2017	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	67,320	8,907	5,266	376,313	87,794
Exercise price (in won)	57,562	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

(*)	The remaining parts of 1-2st and 2nd share options were fully forfeited, and the 8th share option was canceled for the year ended December 31, 2023.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.(*)	Share appreciation rights of SK Square Co., Ltd.(*)	Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	183,246	118,456	338,525
Exercise price (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

3)	Equity-settled share-based payment arrangement
The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)
The initial amount granted is a total of
~~W~~
10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of
KOSPI200
will be paid in shares.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(1)
Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	155,579
For the year ended December 31, 2023		2,171
In subsequent periods		504

	~~W~~	158,254

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are
~~W~~
5,530 million and
~~W~~
4,221 million, respectively, which are included in accrued expenses as of December 31, 2023 and 2022.
As of December 31, 2023 and 2022, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are
~~W~~
1,133 million and
~~W~~
906 million, respectively.
Share compensation expenses recognized for equity-settled share-based payment arrangements are
~~W~~
6,267 million for the year ended December 31, 2023.

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives
(i) SK Telecom Co., Ltd.

(In won)	Series
	1-3	3	4	5	6	7-1	7-2
Risk-free interest rate	3.52%	3.49%	3.52%	3.14%	3.18%	3.15%	3.14%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years	7 years	5 years
Share price on the remeasurement date	50,100	50,100	50,100	50,100	50,100	50,100	50,100
Expected volatility	16.80%	16.80%	16.80%	16.80%	16.80%	16.80%	16.80%
Expected dividends yield	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%	6.60%
Exercise price	57,562	53,052	50,862	38,452	50,276	56,860	56,860
Per-share fair value of the option	63	310	1,157	11,648	3,400	2,466	1,974

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

1)	Share-based payment arrangement with cash alternatives, Continued

(ii) SK Square Co., Ltd.

(In won)	Series
	1-3	3	4	5	6
Risk-free interest rate	2.07%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	7 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	52,500	51,800	50,600	34,900	49,800
Expected volatility	13.38%	8.30%	7.70%	8.10%	25.70%
Expected dividends yield	3.80%	3.80%	3.90%	5.70%	4.00%
Exercise price	57,562	53,052	50,862	38,452	50,276
Per-share fair value of the option	3,096	1,720	1,622	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2021		Granted in 2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.52%	3.52%	3.37%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	50,100	52,600	50,100
Expected volatility	16.80%	30.90%	16.80%
Expected dividends yield	6.60%	0.00%	6.60%
Exercise price	50,276	50,276	56,860
Per-share fair value of the option	1,387	4,706	949

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

26.	Share-based payment Arrangement, Continued

26.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

	Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	14,500	35,100	6,450
Exercise price (in U.S. dollars)	100.0
Exercise period(*)	Jan. 4, 2024 ~ Jan. 4, 2032	Apr. 1, 2024 ~ Apr. 1, 2032	Feb. 1, 2025 ~ Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)	Share compensation expense for share-based payment arrangements for the year ended December 31, 2023 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2022	~~W~~	—
For the year ended December 31, 2023		2,555
In subsequent periods		1,312

	~~W~~	3,867

(3)
SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,831,138	9,631,138
Reserve for technology development		4,565,300	4,365,300

		14,396,438	13,996,438
Unappropriated		8,381,223	8,444,953

	~~W~~	22,799,981	22,463,711

(2)	Legal reserve
The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be
utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Valuation gain on FVOCI	~~W~~	176,208	173,281
Other comprehensive income of investments in associates and joint ventures		182,702	173,477
Valuation gain (loss) on derivatives		(1,488)	14,463
Foreign currency translation differences for foreign operations		29,794	30,012

	~~W~~	387,216	391,233

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(459,959)	119,707	(19,455)	15,702	(344,005)
Balance as of December 31, 2022	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		2,927	9,225	(15,951)	(218)	(4,017)

Balance as of December 31, 2023	~~W~~	176,208	182,702	(1,488)	29,794	387,216

(3)	Changes in valuation gain on financial assets at FVOCI for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	173,281	633,240
Amount recognized as other comprehensive income for the year, net of taxes		(18,883)	(490,959)
Amount reclassified to retained earnings, net of taxes		21,810	31,000

Balance as of December 31	~~W~~	176,208	173,281

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Balance as of January 1	~~W~~	14,463	33,918
Amount recognized as other comprehensive income for the year, net of taxes		(18,725)	(25,630)
Amount reclassified to profit, net of taxes		2,774	6,175

Balance as of December 31	~~W~~	(1,488)	14,463

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

29.	Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	21,898	15,985	39,136
Others(*)		28,468	40,274	76,627

	~~W~~	50,366	56,259	115,763

Other Operating Expenses:
Communication	~~W~~	32,238	31,881	32,462
Utilities		511,240	401,025	350,678
Taxes and dues		29,009	49,445	33,935
Repair		431,964	435,572	425,606
Research and development		369,507	340,864	347,711
Training		39,286	39,632	31,761
Bad debt for accounts receivable – trade		37,906	27,053	29,402
Travel		22,499	15,684	7,813
Supplies and other		130,330	113,839	101,656
Loss on disposal of property and equipment and intangible assets		9,369	20,465	28,158
Impairment loss on property and equipment and intangible assets		10,369	17,027	3,135
Donations		14,766	13,125	12,800
Bad debt for accounts receivable – other		5,256	3,011	3,995
Others(*)		7,534	20,353	22,475

	~~W~~	1,651,273	1,528,976	1,431,587

(*)	See note 4 (2).

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

30.	Finance Income and Costs
(1) Details of finance income and costs for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Finance Income:
Interest income	~~W~~	70,055	58,472	36,708
Gain on sale of accounts receivable – other		—	1,043	27,725
Dividends		43,014	2,552	12,039
Gain on foreign currency transactions		19,065	21,283	10,987
Gain on foreign currency translations		1,199	2,095	7,505
Gain relating to financial instruments at FVTPL		115,043	94,393	60,169

	~~W~~	248,376	179,838	155,133

Finance Costs:
Interest expense	~~W~~	389,813	328,307	279,737
Loss on sale of accounts receivable – other		65,027	61,841	—
Loss on foreign currency transactions		21,693	19,485	12,270
Loss on foreign currency translations		1,227	3,814	6,764
Loss relating to financial instruments at FVTPL		49,641	41,597	16,833
Loss on disposal of investment assets		—	1,283	—

	~~W~~	527,401	456,327	315,604

(2)	Details of interest income included in finance income for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021(*)
Interest income on cash equivalents and financial instruments	~~W~~	44,921	27,991	16,141
Interest income on loans and others		25,134	30,481	27,709

	~~W~~	70,055	58,472	43,850

(*)	Includes amounts related to discontinued operations.

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021(*)
Interest expense on borrowings	~~W~~	29,917	25,736	66,188
Interest expense on debentures		247,105	217,475	224,144
Others		112,791	85,096	52,010

	~~W~~	389,813	328,307	342,342

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

30.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2023, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)
	2023
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	127,001	114,668
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		69,373	22,795
Derivatives designated as hedging instrument		2,480	—

		238,535	137,463

Financial Liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		3,124	389,938

		9,841	389,938

	~~W~~	248,376	527,401

(In millions of won)
	2022
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	104,068	103,292
Financial assets at FVOCI		1,495	1,283
Financial assets at amortized cost		45,008	23,094
Derivatives designated as hedging instrument		—	146

		150,571	127,815

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		10,835	328,512

		29,267	328,512

	~~W~~	179,838	456,327

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

30.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2023, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35., Continued

1)	Finance income and costs, Continued

(In millions of won)
	2021
	Finance income(*)		Finance costs(*)
Financial Assets:
Financial assets at FVTPL	~~W~~	149,590	67,503
Financial assets at FVOCI		3,413	142,015
Financial assets at amortized cost		48,940	12,262
Derivatives designated as hedging instrument		—	600

		201,943	222,380

Financial Liabilities:
Financial liabilities at FVTPL		—	8,036
Financial liabilities at amortized cost		607	355,011

		607	363,047

	~~W~~	202,550	585,427

(*)	Includes amounts related to discontinued operations.

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2023		2022	2021
Financial Assets:
Financial assets at FVOCI	~~W~~	(18,842)	(491,853)	920,871
Derivatives designated as hedging instrument		(11,520)	(21,548)	15,427

		(30,362)	(513,401)	936,298

Financial Liabilities:
Derivatives designated as hedging instrument		(5,940)	182	706

	~~W~~	(36,302)	(513,219)	937,004

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021(*)
Accounts receivable – trade	~~W~~	37,906	27,053	31,546
Other receivables		5,256	3,011	6,001

	~~W~~	43,162	30,064	37,547

(*)	Includes amounts related to discontinued operations.

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2023, 2022 and 2021 consist of the following:

(In millions of won)
	2023		2022	2021
Current tax expense:
Current year	~~W~~	273,936	274,902	319,539
Current tax of prior years(*)		(11,590)	73,477	705

		262,346	348,379	320,244

Deferred tax expense:
Changes in net deferred tax assets		79,896	(60,058)	331,704

Income tax expense
Tax expense of continuing operation		342,242	288,321	446,796
Tax expense of discontinued operation		—	—	205,152

	~~W~~	342,242	288,321	651,948

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)
The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2023, 2022 and 2021 is attributable to the following:

(In millions of won)
	2023		2022	2021(*)
Income taxes at statutory income tax rate	~~W~~	382,517	329,580	834,146
Non-taxable income		(3,091)	(14,969)	(13,924)
Non-deductible expenses		15,725	24,679	15,329
Tax credit and tax reduction		(64,829)	(10,300)	(62,075)
Changes in unrecognized deferred taxes		14,354	21,057	(68,589)
Changes in tax rate		3,444	(42,307)	(36,193)
Income tax refund and others		(5,878)	(19,419)	(16,746)

Income tax expense	~~W~~	342,242	288,321	651,948

(*)	The aggregated amount of profit before income tax from continuing and discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

31.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Valuation gain (loss) on financial assets measured at fair value	~~W~~	12,977	167,249	(208,490)
Share of other comprehensive gain (loss) of investment in associates and joint ventures		292	(2,972)	(34)
Valuation gain (loss) on derivatives		5,631	7,649	(5,709)
Remeasurement of defined benefit liabilities (assets)		(2,672)	(20,867)	(3,780)
Gain (loss) on disposal of treasury shares and others		(53)	(28,108)	26,970

	~~W~~	16,175	122,951	(191,043)

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	75,042	73	—	75,115
Accrued interest income		(7,903)	1,064	—	(6,839)
Financial assets measured at fair value		(10,171)	(5,332)	12,977	(2,526)
Investments in subsidiaries, associates and joint ventures		16,846	5,792	292	22,930
Property and equipment and intangible assets		(352,605)	(66,808)	—	(419,413)
Provisions		1,629	(310)	—	1,319
Retirement benefit obligation		30,619	(15,517)	(2,672)	12,430
Valuation gain on derivatives		12,768	1,271	5,631	19,670
Gain (loss) on foreign currency translation		20,633	34	—	20,667
Incremental costs to acquire a contract		(722,900)	4,689	—	(718,211)
Contract assets and liabilities		4,279	13,286	—	17,565
Right-of-use assets		(431,397)	41,534	—	(389,863)
Lease liabilities		428,648	(40,557)	—	388,091
Others		85,716	(81,397)	(53)	4,266

		(848,796)	(142,178)	16,175	(974,799)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		2,007	5,143	—	7,150
Tax credit		89,883	57,139	—	147,022

		91,890	62,282	—	154,172

	~~W~~	(756,906)	(79,896)	16,175	(820,627)

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	77,357	(2,315)	—	—	75,042
Accrued interest income		(166)	(5,057)	—	(2,680)	(7,903)
Financial assets measured at fair value		(157,828)	(19,592)	167,249	—	(10,171)
Investments in subsidiaries, associates and joint ventures		(31,817)	51,635	(2,972)	—	16,846
Property and equipment and intangible assets		(305,967)	(46,895)	—	257	(352,605)
Provisions		4,198	(2,569)	—	—	1,629
Retirement benefit obligation		52,332	(875)	(20,867)	29	30,619
Valuation gain on derivatives		6,336	(1,217)	7,649	—	12,768
Gain (loss) on foreign currency translation		21,378	(745)	—	—	20,633
Incremental costs to acquire a contract		(749,871)	26,971	—	—	(722,900)
Contract assets and liabilities		(2,201)	6,480	—	—	4,279
Right-of-use assets		(389,502)	(41,895)	—	—	(431,397)
Lease liabilities		381,537	47,111	—	—	428,648
Others		68,481	41,691	(28,108)	3,652	85,716

		(1,025,733)	52,728	122,951	1,258	(848,796)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		—	2,007	—	—	2,007
Tax credit		84,560	5,323	—	—	89,883

		84,560	7,330	—	—	91,890

	~~W~~	(941,173)	60,058	122,951	1,258	(756,906)

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

31.	Income Tax Expense, Continued

(5)
Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Loss allowance	~~W~~	77,837	85,969
Investments in subsidiaries, associates and joint ventures		(480,667)	(434,253)
Other temporary differences		64,004	61,817
Unused tax loss carryforwards		174,589	229,410
The amount of unused tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2023 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	~~W~~	19,087
1 ~ 2 years		14,345
2 ~ 3 years		12,956
More than 3 years		128,201

	~~W~~	174,589

32.	Earnings per Share
Earnings per share is calculated as the profit attributable to the owners of the Parent Company for common share and dilutive potential common share, and details are as follows.

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2023, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2023		2022	2021
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	1,093,611	912,400	1,217,520
Interest on hybrid bonds		(17,283)	(14,766)	(14,766)

Profit from continuing operation attributable to owners of the Parent Company on common shares		1,076,328	897,634	1,202,754
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	—	1,190,003
Weighted average number of common shares outstanding		217,264,615	217,994,490	332,761,592

Basic earnings per share (in won)
Continuing operation	~~W~~	4,954	4,118	3,614

Discontinued operation		—	—	3,576

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

32.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2023, 2022 and 2021 are calculated as follows:

(In shares)
	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(In shares)
	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(In shares)
	2021
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2021	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2023		2022	2021
Profit from continuing operation attributable to owners of the Parent Company on common shares	~~W~~	1,076,328	897,634	1,202,754
Profit from discontinued operation attributable to owners of the Parent Company on common shares		—	—	1,190,003

Adjusted weighted average number of common shares outstanding		217,452,721	218,108,742	332,917,848

Diluted earnings per share (in won)
Continuing operation	~~W~~	4,950	4,116	3,613
Discontinued operation		—	—	3,574

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2023, 2022 and 2021 are calculated as follows:

(In shares)
	2023	2022	2021
Outstanding shares as of January 1	218,032,053	217,582,152	356,635,765
Effect of treasury shares	(767,438)	412,338	(360,999)
Effect of spin-off	—	—	(23,513,174)
Effect of share option	188,106	114,252	156,256

Adjusted weighted average number of common shares outstanding	217,452,721	218,108,742	332,917,848

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

33.	Dividends

(1)	Details of dividends declared
Details of dividend declared in Parent Company for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio(*)	Dividends
2023	Cash dividends (Interim)	218,466,141	100	830%	~~W~~	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					~~W~~	765,618

2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~	723,843

2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

(*)	Dividend ratio is calculated by dividing dividend per share by the par value of a share.

(2)	Dividends yield ratio
Dividends yield ratios for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2023	Cash dividends	3,540	50,100	7.07%
2022	Cash dividends	3,320	47,400	7.00%
2021	Cash dividends	3,295	57,900	5.69%

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~ 1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	245,982	—	1,636,309	—	1,882,291
Financial instruments		148,365	—	89,240	—	237,605
Long-term investment securities(*)		221,139	1,189,597	—	—	1,410,736
Accounts receivable – trade		—	—	1,984,772	—	1,984,772
Loans and other receivables		332,669	—	909,003	—	1,241,672
Derivative financial assets		54,009	—	—	267,151	321,160

	~~W~~	1,002,164	1,189,597	4,619,324	267,151	7,078,236

(*)	The Group designated ~~W~~ 1,189,597 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2 023 a nd 2022 are as follows:

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(In millions of won)	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	89,255	89,255
Derivative financial liabilities		302,593	—	302,593
Borrowings		—	936,110	936,110
Debentures		—	8,366,694	8,366,694
Lease liabilities(*)		—	1,782,057	1,782,057
Accounts payable - other and others		—	5,505,465	5,505,465

	~~W~~	302,593	16,679,581	16,982,174

(*)	Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

35.	Financial Risk Management

(1)	Financial risk management
The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.
The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk

(i)	Currency risk
The Group has currency risk due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and others. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. The Group manages currency risk arising from business transactions by using currency forwards, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2023 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	74,608	~~W~~	96,200	1,025,369	~~W~~	1,322,111
EUR	5,391		7,691	132		188
Others			336			—

		~~W~~	104,227		~~W~~	1,322,299

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures. (See note 22)
As of December 31, 2023, a hypothetical change in exchange rates by
10
% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	5,521	(5,521)	~~W~~	5,521	(5,521)
EUR		750	(750)		750	(750)
Others		34	(34)		34	(34)

	~~W~~	6,305	(6,305)	~~W~~	6,305	(6,305)

(ii)	Interest rate risk
The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.
The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

As of December 31, 2023, floating-rate borrowings and debentures amount to
~~W~~
90,000 million and
~~W~~
386,820 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the year ended December 31, 2023 would not have been affected by the changes in interest rates of floating-rate debentures.
If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023 would change by
~~W~~
900 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.
As of December 31, 2023, the floating-rate long-term payables – other are
~~W~~
1,290,225 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2023 would change by
~~W~~
12,902 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest	rate benchmark reform and associated risks
In case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”) and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, thereby making it unclear when and how the transition to KOFR will take place.
Non-derivative financial liabilities
The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2022 were floating-rate bonds indexed to USD LIBOR. The Group completed discussion with the counterparty about including the fallback clauses as of December 31, 2023.
Derivatives
Most of the Group’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alternative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts executed after January 25, 2021, and the transaction parties are required to adhere to ISDA protocol to include the same fallback clause into derivative contracts executed before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii) Price fluctuations risk
As of December 31, 2023, the Group holds equity instruments in an active trading market, exposing it to price fluctuation risk. Assuming all other variables remain constant, the impact on the Group’s profit before income tax and equity resulting from a 10% fluctuation in the per-share stock price of the equity securities for the year ended December 31, 2023 is as follows.
(In millions of won)

Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	85,006	(85,006)

2)	Credit risk
The maximum credit exposure as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	1,454,773	1,882,093
Financial instruments		295,309	237,605
Investment securities		—	900
Accounts receivable – trade		1,990,849	1,984,772
Contract assets		129,771	132,221
Loans and other receivables		1,055,102	1,241,672
Derivative financial assets		148,534	321,160

	~~W~~	5,074,338	5,800,423

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
(i) Accounts receivable – trade and contract assets
The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2023 are included in note 6.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments
The credit risk arises from debt investments included in
~~W~~
295,309 million of financial instruments, and
~~W~~
1,055,102 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.
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
The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2023 are as follows.

(In millions of won)
			Financial assets at amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	336,309	1,009,175	8,914	71,677
Loss allowance		—	(3,314)	(3,095)	(69,255)

Carrying amount	~~W~~	336,309	1,005,861	5,819	2,422

Changes in the loss allowance for the debt investments for the year ended December 31, 2023 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2022	~~W~~	3,081	3,314	83,685	90,080
Remeasurement of loss allowance, net		1,105	3,049	1,102	5,256
Transfer to lifetime ECL – not credit impaired		(868)	868	—	—
Transfer to lifetime ECL – credit impaired		—	(4,136)	4,136	—
Amounts written off		(4)	—	(26,583)	(26,587)
Recovery of amounts written off		—	—	6,915	6,915

December 31, 2023	~~W~~	3,314	3,095	69,255	75,664

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(iii)	Cash and cash equivalents
The Group deposits
~~W~~
1,454,773 million of cash and cash equivalents as of December 31, 2023 (
~~W~~
1,882,093 million as of December 31, 2022) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

3)	Liquidity risk
The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.
Contractual maturities of financial liabilities as of December 31, 2023 are as

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	139,876	139,876	139,876	—	—
Borrowings(*)		718,078	739,791	417,056	322,735	—
Debentures(*)		8,325,643	9,532,468	1,493,063	5,800,210	2,239,195
Lease liabilities		1,611,433	1,899,929	386,202	1,026,475	487,252
Accounts payable – other and others(*)		4,539,838	4,614,608	3,642,356	972,202	50

	~~W~~	15,334,868	16,926,672	6,078,553	8,121,622	2,726,497

(*)	The contractual cash flow is amount that includes interest payables.
The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.
As of December 31, 2023, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	116,210	123,260	30,928	92,332
Liabilities		(9,212)	(10,610)	2,970	(13,580)

		106,998	112,650	33,898	78,752

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(2)	Capital management
The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2022.
The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.
Debt-equity ratio as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	17,890,828	19,153,066
Total equity		12,228,399	12,155,196

Debt-equity ratios		146.31%	157.57%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)
	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,002,164	44,431	727,014	230,719	1,002,164
Derivative hedging instruments		267,151	—	267,151	—	267,151
FVOCI		1,189,597	993,765	—	195,832	1,189,597

	~~W~~	2,458,912	1,038,196	994,165	426,551	2,458,912

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	302,593	—	—	302,593	302,593

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	936,110	—	911,597	—	911,597
Debentures		8,366,694	—	7,813,420	—	7,813,420
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	10,941,145	—	10,339,951	—	10,339,951

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
Interest rates used by the Group for the fair value measurement as of December 31, 2023 are as follows:

Interest rate
Derivative instruments	2.18% ~ 6.25%
Borrowings and debentures	3.84% ~ 18.12%
Long-term payables – other	3.72% ~ 3.85%

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)
There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2023. The changes of financial instruments classified as Level 3 for the year ended December 31, 2023 are as follows:

(In millions of won)
	Balance as of January 1, 2023		Gain (loss) for the year	OCI	Acquisition	Disposal	Balance as of December 31, 2023
Financial assets
FVTPL	~~W~~	230,719	(41,556)	1,602	157,356	(35,147)	312,974
FVOCI		195,832	—	14,448	52,622	—	262,902

	~~W~~	426,551	(41,556)	16,050	209,978	(35,147)	575,876

Financial liabilities
FVTPL	~~W~~	(302,593)	6,717	—	—	—	(295,876)

(4)	Enforceable master netting agreement or similar agreement
Carrying amounts of financial instruments recognized of which offset agreements are applicable as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	~~W~~	190,630	(183,520)	7,110

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	245,835	(236,921)	8,914
Financial liabilities:
Accounts payable – other and others	~~W~~	244,509	(236,921)	7,588

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 44 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others
For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the
Monopoly Regulation and Fair Trade Act of the Republic of Korea
. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management
The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022	2021
Salaries	~~W~~	4,139	3,487	5,956
Defined benefits plan expenses		1,005	761	2,845
Share option		2,542	1,598	146

	~~W~~	7,686	5,846	8,947

Compensation for the key management includes salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	21,438	633,265	120,926

Associates	F&U Credit information Co., Ltd.		3,876	49,398	552
	SK USA, Inc.		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*3)		8,806	15,962	865

			25,654	70,744	1,417

Others	SK Innovation Co., Ltd.		33,571	18,977	—
	SK Energy Co., Ltd.		4,113	540	—
	SK Geo Centric Co., Ltd.		835	2	—
	SK Networks Co., Ltd.(*4)		5,876	970,662	1
	SK Networks Service Co., Ltd.		5,471	72,274	8,393
	SK Ecoplant Co., Ltd.		2,547	—	—
	SK hynix Inc.		58,725	178	—
	SK Shieldus Co., Ltd.		59,974	147,333	26,021
	Content Wavve Corp.		14,524	87,263	176
	Eleven Street Co., Ltd.		72,683	34,053	—
	SK Planet Co., Ltd.		18,308	88,250	16,338
	SK RENT A CAR Co., Ltd.		14,023	20,231	—
	SK Magic Co., Ltd.		1,632	1,142	—
	Tmap Mobility Co., Ltd.		24,862	10,003	—
	Onestore Co., Ltd.		16,265	166	—
	Dreamus Company		6,202	77,452	284
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		172	50,263	52,733
	Happy Narae Co., Ltd.		1,472	35,461	92,375
	Others		52,039	21,884	13,292

			393,294	1,636,134	209,613

		~~W~~	440,386	2,340,143	331,956

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~ 218,019 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~ 8,806 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~ 915,339 million.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	22,162	662,247	114,895

Associates	F&U Credit information Co., Ltd.		3,490	49,227	265
	HanaCard Co., Ltd.(*3)		8,932	1,820	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*4)		13,795	5,608	80

			46,507	56,655	367

Others	SK Innovation Co., Ltd.		27,524	19,598	—
	SK Energy Co., Ltd.		4,585	710	—
	SK Geo Centric Co., Ltd.		925	1	—
	SK Networks Co., Ltd.(*5)		4,312	904,320	288
	SK Networks Service Co., Ltd.		6,110	71,432	7,891
	SK Ecoplant Co., Ltd.		3,330	112	—
	SK hynix Inc.		60,933	75	—
	SK Shieldus Co., Ltd.		39,455	147,731	35,854
	Content Wavve Corp.		6,797	108,760	229
	Eleven Street Co., Ltd.		71,972	31,589	—
	SK Planet Co., Ltd.		19,753	95,261	17,481
	SK RENT A CAR Co., Ltd.		14,992	15,891	—
	SK Magic Co., Ltd.		2,204	1,071	—
	Tmap Mobility Co., Ltd.		22,011	4,973	892
	Onestore Co., Ltd.		17,181	24	—
	Dreamus Company		7,235	85,193	649
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		283	46,222	53,897
	Happy Narae Co., Ltd.		1,637	24,727	143,188
	Others		40,058	29,610	20,555

			351,297	1,587,300	280,924

		~~W~~	419,966	2,306,202	396,186

(*1)	Operating expenses and others include lease payments paid by the Group.
(*2)	Operating expenses and others include ~~W~~ 272,524 million of dividends declared to be paid by the Parent Company.
(*3)
HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Group’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*4)	Operating revenue and others include ~~W~~ 13,700 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~ 844,157 million.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	33,253	633,868	82,191

Associates	F&U Credit information Co., Ltd.		3,828	50,029	—
	HanaCard Co., Ltd.		17,962	4,374	—
	SK Wyverns Co., Ltd.(*3)		202	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*4)		131,141	—	—
	Others(*5)		11,778	8,356	—

			175,854	70,962	—

Others	SK Innovation Co., Ltd.		53,445	19,093	—
	SK Energy Co., Ltd.		18,970	1,250	—
	SK Geo Centric Co., Ltd.		33,435	9	—
	SK TNS Co., Ltd.(*3)		75	6,868	57,903
	SKC Infra Service Co., Ltd.(*3)		26	30,798	8,028
	SK Networks Co., Ltd.(*6)		14,439	1,055,512	24
	SK Networks Service Co., Ltd.		7,292	73,596	3,520
	SK hynix Inc.(*7)		285,104	199	—
	Happy Narae Co., Ltd.		6,899	20,229	133,625
	SK Shieldus Co., Ltd.(*8)		5,793	18,861	20,382
	Content Wavve Co., Ltd.		174	78,964	—
	Eleven Street Co., Ltd.		2,785	5,699	—
	SK Planet Co., Ltd.		2,048	16,747	6,081
	SK hynix Semiconductor (China) Ltd.		48,546	—	—
	SK hynix system ic (Wuxi) Co., Ltd.		20,807	—	—
	SK ON Hungary Kft.		38,413	—	—
	SK RENT A CAR Co., Ltd.		5,843	18,564	—
	Dreamus Company		795	20,074	396
	SK m&service Co., Ltd.		764	3,670	888
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		415	42,335	50,847
	Others		156,055	30,762	23,428

			702,123	1,443,230	305,122

		~~W~~	911,230	2,148,060	387,313

(*1)	Operating expense and others include lease payments paid by the Group.
(*2)	Operating expense and others include ~~W~~ 248,677 million of dividends paid by the Parent Company.
(*3)	Transactions occurred before the related party relationship terminated.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows, Continued:

(*4)	Operating revenue and others include ~~W~~ 131,141 million of dividends that were received from SK China Company Ltd. and deducted from the investment in associates.
(*5)	Operating revenue and others include ~~W~~ 10,716 million of dividends that were received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~ 996,910 million.
(*7)	Operating revenue and others include ~~W~~ 170,937 million of dividend income received from SK hynix Inc.
(*8)	Operating revenue and others include ~~W~~ 9,637 million of dividend income received from SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.).

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows, Continued:

(*2)
During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,383	103,141
Associates	F&U Credit information Co., Ltd.		—	64	5,682
	SK USA, Inc.		—	—	1,519
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	Others		—	—	65

			22,147	4,164	7266

Others	SK Innovation Co., Ltd.		—	9,726	33,091
	SK Networks Co., Ltd.		—	488	113,943
	Mintit Co., Ltd.		—	35,058	3
	SK hynix Inc.		—	15,494	311
	Happy Narae Co., Ltd.		—	31	31,979
	SK Shieldus Co., Ltd.		—	14,035	17,447
	Content Wavve Corp.		—	349	19,244
	Incross Co., Ltd.		—	3,774	16,152
	Eleven Street Co., Ltd.		—	6,797	13,026
	SK Planet Co., Ltd.		—	8,190	43,238
	SK RENT A CAR Co., Ltd.		—	1,291	22,895
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	21,179
	Others(*3)		16,475	13,996	41,890

			16,475	109,229	374,398

		~~W~~	38,622	115,776	484,805

(*1)	As of December 31, 2022, the Parent Company recognized loss allowance amounting to ~~W~~ 379 million for accounts receivable – trade.
(*2)	As of December 31, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(*3)
During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2023 and 2022 are as follows, Continued:

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

(6)	The details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2023 are as presented in note 12.

37.	Commitments and Contingencies

(1)	Collateral assets and commitments
SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of
~~W~~
1,228 million as of December 31, 2023.

(2)	Legal claims and litigations
As of December 31, 2023, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

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
The accounts receivable from sale of handsets amounting to
~~W~~
291,747 million and
~~W~~
357,467 million as of December 31, 2023 and 2022, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off
The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

37.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares
The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for
~~W~~
330,032 million and
~~W~~
5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing
~~W~~
330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for
~~W~~
31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing
~~W~~
68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~ 44,202 million as of December 31, 2023.

(7)
According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Interest income	~~W~~	(70,055)	(58,472)	(43,850)
Dividends		(43,014)	(2,552)	(14,132)
Gain on foreign currency translations		(1,199)	(2,095)	(10,753)
Gain on sale of accounts receivable – other		—	(1,043)	(27,725)
Gain (loss) relating to investments in associates and joint ventures, net		(10,928)	81,707	(1,948,447)
Gain on disposal of property and equipment and intangible assets		(21,898)	(15,985)	(40,109)
Gain on business transfer		—	—	(82,248)
Gain relating to financial instruments at FVTPL		(115,043)	(94,393)	(91,244)
Other income		—	(6,515)	(10,369)
Interest expense		389,813	328,307	342,342
Loss on foreign currency translations		1,227	3,814	8,005
Loss on sale of accounts receivables-other		65,027	61,841	—
Income tax expense		342,242	288,321	651,948
Expense related to defined benefit plan		124,439	134,509	190,462
Share option		18,889	84,463	91,646
Bonus paid by treasury shares		20,420	25,425	29,643
Depreciation and amortization		3,750,796	3,755,312	4,114,394
Bad debt for accounts receivables – trade		37,906	27,053	31,546
Loss on disposal of property and equipment and intangible assets		9,369	20,465	47,369
Impairment loss on property and equipment and intangible assets		10,369	17,027	3,135
Bad debt for accounts receivable – other		5,256	3,011	6,001
Loss relating to financial instruments at FVTPL		49,641	41,597	76,142
Loss on disposal of investment assets		—	1,283	—
Other financial fees		—	—	142,015
Other expenses		—	26,358	8,008
Other income (expenses)		(16,919)	—	—

	~~W~~	4,546,338	4,719,438	3,473,779

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Accounts receivable – trade	~~W~~	(46,531)	(60,546)	(95,374)
Accounts receivable – other		79,223	54,988	(152,038)
Advanced payments		3,986	(25,377)	(43,212)
Prepaid expenses		(2,262)	11,989	77,404
Inventories		(17,549)	39,633	(70,601)
Long-term accounts receivable – other		66,036	(74,729)	83,658
Contract assets		3,877	(13,400)	(11,582)
Guarantee deposits		(2,117)	6,245	8,125
Accounts payable – trade		50,442	(101,465)	12,312
Accounts payable – other		(188,318)	369,693	(109,476)
Withholdings		(3,714)	4,964	(55,925)
Contract liabilities		(19,620)	18,910	(2,158)
Deposits received		(1,744)	99	(3,737)
Accrued expenses		(73,734)	116,039	7,505
Provisions		(566)	(20)	(19,324)
Long-term provisions		(1,061)	(13,792)	(260)
Plan assets		(17,772)	(132,131)	(51,697)
Retirement benefits payment		(99,396)	(79,117)	(114,897)
Others		(3,343)	(3,877)	(27,418)

	~~W~~	(274,163)	118,106	(568,695)

(3)	Significant non-cash transactions for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(305,823)	(39,977)	1,063,800
Increase of right-of-use assets		345,761	720,932	672,723
Change in assets and liabilities by spin-off (Note 41)		—	—	14,379,397
Retirement of treasury shares		—	—	1,965,952
Disposal of treasury shares (Congratulatory bonus for spin-off)		—	—	114,373
Transfer from property and equipment to investment property		13,900	4,732	23,034

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	January 1, 2023		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	~~W~~	142,998		(142,998)	—	—	—	—
Long-term borrowings		793,113		(75,050)	—	—	15	718,078
Debentures		8,366,693		(84,082)	36,701	—	6,331	8,325,643
Lease liabilities		1,782,057		(402,465)	—	—	231,841	1,611,433
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial liabilities		—		—	—	(9,212)	—	(9,212)
Derivative financial assets		(267,151)		183,090	—	(32,149)	—	(116,210)

	~~W~~	12,456,051		(921,750)	36,701	(41,361)	260,544	11,790,185
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(773,806)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Redemption of hybrid bonds				(400,000)
Cash inflow from transactions with the non-controlling shareholders				160
Cash outflow from transactions with the non-controlling shareholders				(21,333)

				(1,099,240)

			~~W~~	(2,020,990)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2022
	January 1, 2022		Cash flows		Non-cash transactions				December 31, 2022
					Exchange rate changes(*)	Fair value changes	Business combina- tions	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	12,998		130,000	—	—	—	—	142,998
Long-term borrowings		394,187		398,529	—	—	—	397	793,113
Debentures		8,426,683		(189,878)	122,350	—	—	7,538	8,366,693
Lease liabilities		1,534,281		(401,054)	—	—	6,503	642,327	1,782,057
Long-term payables – other		2,009,833		(400,245)	—	—	—	28,753	1,638,341
Derivative financial liabilities		111		—	—	(111)	—	—	—
Derivative financial assets		(182,661)		768	—	(85,258)	—	—	(267,151)

	~~W~~	12,195,432		(461,880)	122,350	(85,369)	6,503	679,015	12,456,051
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)
Cash inflow from transactions with the non-controlling shareholders				31,151
Cash outflow from transactions with the non-controlling shareholders				(367)

				(888,002)

			~~W~~	(1,349,882)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2023 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated In 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,443,977	1,300,465	1,300,465	7,033,091

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Total
Beginning	—	—	306,575	306,575
Allocation at no cost	1,385,433	1,602,751	1,443,977	4,432,161
Purchase	—	213,609	—	213,609
Surrender or shall be surrendered	(1,421,570)	(1,515,595)	(1,657,664)	(4,594,829)
Borrowed	36,137	5,810	—	41,947

Ending	—	306,575	92,888	399,463

(3)	As of December 31, 2023, the estimated annual greenhouse gas emissions quantities of the Group are 1,657,664 tCO2-eQ.

40.	Non-current Assets Held for Sale
Non-current assets held for sale as of December 31, 2023 and 2022 are as follows:

(In millions of won)
		December 31, 2023		December 31, 2022
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	746	1,062
Long-term Investment securities	Digital Content Korea Fund		3,395	3,645
	InterVest Fund		—	107
	Central Fusion Content Fund		884	1,563
	P&I Cultural Innovation Fund		1,892	—
Inventories	—		505	—
Prepaid Expenses	—		1,489	—
Property and Equipment	—		1,604	—

		~~W~~	10,515	6,377

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

41.	Spin-off

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

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Income
The details of profit or loss from discontinued operations for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Operating revenue and other operating income	~~W~~	2,469,329
Revenue		2,383,083
Other income		86,246
Operating expenses:		2,396,324
Labor		824,505
Commission		349,344
Depreciation and amortization		287,412
Network interconnection		863
Advertising		158,512
Rent		2,754
Cost of goods sold		426,161
Others		346,773

Operating profit		73,005
Finance income		47,417
Finance costs		269,823
Gain relating to investments in subsidiaries, associates and joint ventures,		1,502,147

Profit before income tax		1,352,746
Income tax expense		205,152

Profit from discontinued operations, net of taxes	~~W~~	1,147,594

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

41.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its business of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows
The details of cash flows from discontinued operations for the year ended December 31, 2021 are as follows:

(In millions of won)
	2021
Cash flows from operating activities	~~W~~	59,255
Cash flows from investing activities		(967,053)
Cash flows from investing activities		(88,872)

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

(In millions of won)
	Amount
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

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

42.	Cash Dividends paid to the Parent Company
Cash dividends paid to the Parent Company for the years ended December 31, 2023, 2022 and 2021 are as follows:

(In millions of won)
	2023		2022	2021
Cash dividends received from consolidated subsidiaries	~~W~~	159,539	35,733	12,646
Cash dividends received from associates		8,806	13,700	312,793

	~~W~~	168,345	49,443	325,439

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

43.	Subsequent Events

(1)	On January 25, 2024, the Board of Directors of the Parent Company approved the disposal of treasury shares and details of the transaction are as follows:

Information of disposal
Number of treasury shares	498,135 Common shares
Price of the treasury shares (in won)	Per share ~~W~~ 49,600
Aggregate disposal value	~~W~~ 24,707 million
Disposal date	January 29, 2024
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

(2)
The Board of Directors of the Parent Company approved the acquisition and retirement of treasury shares of the Parent Company at the Board of Directors’ meeting held on July 26, 2023. The Parent Company acquired a total of
6,090,410
shares during the period from July 27, 2023 to January 26, 2024 through a trust agreement and
4,043,091
shares were retired on February
 5
, 2024.