Form 20-F
period 2024-12-31
SK TELECOM CO LTD
filed 2025-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Mr. Chang-Gyu Kim
65, Eulji-ro,
Jung-gu,
Seoul 04539,
Korea
Telephone No.: +82-2-6100-1532
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
212,886,342 shares of common stock, par value
~~W~~
100 per share (not including 1,903,711 shares of common stock held by the company as treasury shares).
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

The Ministry of Science and ICT (the “MSIT”) is charged with regulating information and telecommunications, and the Korea Communications Commission (the “KCC”) is charged with regulating the public interest aspects of and fairness in broadcasting and telecommunications. Subscriber information for the wireless and fixed-line telecommunications industry set forth in this annual report is derived from information published by the MSIT unless expressly stated otherwise.

In the past, the MSIT published subscriber data for the Korean wireless telecommunications industry only in terms of wireless subscribers as a whole – which include subscribers to mobile phone services as well as non-mobile phone wireless services, such as for Internet-of-Things (“IoT”) devices, tablet computers, wearable devices and others – rather than for mobile phone service subscribers only. However, beginning as of December 31, 2023, the MSIT began to publish subscriber data also for mobile phone services only, which we believe is more meaningful for understanding our business. Accordingly, we have included in this annual report subscriber information for mobile phone service subscribers only from December 31, 2023, which is not comparable to corresponding information set forth in our annual reports for prior years, as the latter information related to wireless service subscribers as a whole.

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, included in this annual report.

Unless expressly stated otherwise, all financial data included in this annual report are presented on a consolidated basis.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “project” and similar expressions, or that certain events, actions or results “may,” “might,” “should” or “could” occur, be taken or be achieved.

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

•

our plans for capital expenditures in 2025 for a range of projects, including investments to maintain and enhance our 5G network (including through the development and implementation of an advanced version of 5G technology with higher data transmission speed and efficiency, which we refer to as “5G-Advanced” technology), investments to maintain our fourth generation long-term evolution (“LTE”) network and related services, investments to improve and maintain our Wi-Fi network, investments to develop our various solutions and services business portfolio, including IoT and artificial intelligence (“AI”) solutions, investments in data infrastructure, investments in further research and development of 5G and 5G-Advanced technologies, investments in businesses that can potentially leverage our 5G network, and funding for mid- to long-term research and development projects, as well as other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas;

•

our efforts to make significant investments to build, develop and broaden our businesses, including our next-generation growth businesses in cloud computing, data centers, subscription services, AI business-to-customer (“B2C”) services, AI business-to-business (“B2B”) services and other innovative products and services, as well as to actively integrate AI technology generally into, and create synergies among, our various businesses;

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

•	the success of our various joint ventures, investments, strategic alliances and cooperation efforts as well as other corporate restructuring activities, including the Spin-off (as defined below);

•	our ability to successfully attract and retain subscribers of our telecommunications-related businesses and customers of our other businesses; and

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. As of December 31, 2024, the collective market share of KT and LG U+ amounted to approximately 56.3% in terms of number of mobile phone subscribers (including an aggregate of 13.6% attributable to mobile virtual network operators (“MVNOs”) that lease KT’s and LG U+’s respective networks).

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has generally increased in recent years, including from 15.5% as of December 31, 2023 to 16.9% as of December 31, 2024, in terms of number of mobile phone subscribers. In January 2025, the Government announced a number of new policy measures to strengthen the competitiveness of MVNOs, including lowering the cost of leasing networks from wireless network providers (including us) and providing support for the emergence of “full MVNOs” possessing their own core network infrastructures and telephone platform operations. We cannot assure you that such policy measures will not lead to further increases in the combined market share of MVNOs or encourage new MVNOs to enter the market.

In addition, other companies may enter the wireless network services market. For example, in January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X, a consortium led by Stage Five, an MVNO, to provide nationwide wireless network services. However, in July 2024, the Government revoked such allocation citing Stage X’s failure to meet the paid-in capital requirement and discrepancies in the actual ownership ratios of major shareholders and ownership structure compared to the information included in its frequency allocation application.

We believe that a continued increase in the market share of MVNOs (including through the entrance of new MVNOs, if any) and the entrance of new mobile network operators, if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our business, financial position and results of operations. See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage” and “— Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.”

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2024, our market share of the fixed-line telephone and VoIP service market was 15.8% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”)) in terms of number of subscribers compared to KT with 53.7% and LG U+ with 18.5%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023), Coupang Play and Watcha, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2024, our market share of the broadband Internet market was 28.9% in terms of number of subscribers compared to KT with 40.3% and LG U+ with 21.7%. As of December 31, 2024, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 26.3% compared to KT with 36.5% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.8% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.5%.

Over the past decade, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunications services provider in

Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., which was subsequently merged with and into SK Broadband in October 2022. Following such transactions (the “Tbroad Merger”), we have become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2024. In November 2024, in order to enhance management efficiency and strengthen our control over SK Broadband, we entered into an agreement to acquire an additional 24.8% equity interest in SK Broadband from minority shareholders. Such transaction is expected to be completed in May 2025, subject to the satisfaction of customary closing conditions. Our ownership of such additional equity interest has already been recognized in our consolidated financial statements as of and for the year ended December 31, 2024, and we currently own approximately 99.1% of SK Broadband’s total outstanding shares. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”). In August 2021, KT acquired HCN Co., Ltd. (“HCN”), a major Korean cable TV service provider, through its subsidiary KT Skylife Co., Ltd. (“KT Skylife”). Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Continued competition from other wireless and fixed-line telecommunications service providers has also resulted in, and may continue to result in, deactivations among our subscribers. A substantial level of subscriber deactivations, or churn, may significantly harm our business, financial condition and results of operations. In 2024, the monthly churn rate in our wireless telecommunications business ranged from 0.8% to 0.9%, with an average monthly churn rate of 0.8%, which remained unchanged compared to 2023. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers. In December 2024, the National Assembly passed a bill to abolish the Mobile Device Distribution Improvement Act (the “MDDIA”), which limits the amount of handset subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition in the market, and the MDDIA is scheduled to be repealed in July 2025. While we will continue to strive to cautiously balance our market share and profitability margins, we cannot assure you that the abolishment of the MDDIA, which will allow wireless telecommunications service providers to provide handset subsidies without limitation, will not intensify market competition or increase our marketing expenses. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” below.

As we continue to expand our business into areas beyond the traditional wireless and fixed-line telecommunications businesses, we also face competition from major players in the relevant sectors, such as cloud services, data center services, online commerce and television shopping (“T-commerce”). Some of our competitors may have stronger brand recognition, more robust technological capabilities and/or more significant financial resources than us in their respective areas of business.

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

The telecommunications industry has been characterized by continued improvements and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from previous generations of prevailing network technology, including the basic code division multiple access (“CDMA”) and wideband code division multiple access (“WCDMA”) networks, to the currently dominant LTE and 5G networks. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the further enhancement of 5G technology (including through the development and implementation of 5G-Advanced technology) and the development and implementation of an eventual successor technology to 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we continue to maintain and enhance our 5G network coverage. We currently provide full nationwide outdoor terrestrial 5G network coverage and substantially full nationwide 5G network coverage in large buildings and subway lines. KT and LG U+ also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance or network quality of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2024, 2023 and 2022, we spent Won 1,259.0 billion, Won 1,380.6 billion and Won 1,833.4 billion, respectively, in capital expenditures to build and enhance our wireless networks. We plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network and enhance the service quality of our 5G network, including through the development and application of AI technology. In addition, we plan to continue maintaining and enhancing our 5G network (including through the development and implementation of 5G-Advanced technology) as described above, while also maintaining our LTE network, which we expect will continue to be used by a material portion of our subscriber base in the near future, despite the ongoing migration of wireless service users to our 5G network. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.

Our businesses are generally subject to governmental supervision and various types of regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the National Assembly passed a bill to abolish the MDDIA in December 2024 and the MDDIA is expected to be repealed in July 2025, discounted rates offered under the MDDIA will be retained through a related amendment to the Telecommunications Business Act. The Government is also considering introducing additional laws, regulations or policy guidelines to facilitate a fair market environment, including measures to prohibit wireless telecommunications service providers from providing excessive handset subsidies to only certain groups of customers that would create unfair cost burdens to other customers. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a general decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” In July 2022, the MSIT requested wireless telecommunications service providers, including us, to introduce additional mid-tier 5G rate plans to provide 5G subscribers with more diverse and affordable rate plans that better meet their data usage patterns. We have since introduced several types of such new plans in 2022 and 2023. In November 2023, the MSIT requested wireless telecommunications service providers, including us, to provide 5G smartphone users with the option to subscribe to LTE rate plans, which we implemented in the same month. In addition, in January 2024, the MSIT requested wireless telecommunications service providers, including us, to introduce low-tier 5G rate plans priced under Won 40,000 per month, which we implemented in March 2024. In October 2024, during the National Assembly’s audit of the MSIT, concerns were raised about LTE rate plans that are more expensive or offer fewer benefits compared to 5G rate plans. We have since reviewed this concern and suspended new subscriptions for some of our LTE rate plans starting in February 2025. The Government may suggest other policy initiatives relating to rate plans of wireless telecommunications service providers in the future, and any further changes to our rate plans we make in response to such suggestion may adversely affect our profitability and results of operations.

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

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which currently includes only us, are required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) by other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has been, and may continue to be, adversely affected.

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

Regulatory Action. The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of monetary penalties by the MSIT, could have a material adverse effect on our business. We believe that we are currently in compliance with the material terms of all of our cellular licenses.

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

AI Technology. In January 2025, in light of the increasing proliferation of AI technology in both the private and public sectors, the National Assembly enacted the Framework Act on Intelligent Informatization, which seeks to regulate the risks of the use of AI technology while also promoting the growth of AI-related industries in Korea. Such new law is scheduled to become effective in January 2026, and the Government is expected to promulgate more detailed regulations relating to the safety and reliability of AI-generated information and the handling of user data, among other things, in the near future. Our cost of compliance with, and any determination by the Government that we are in violation of, these or any other new laws and regulations that relate to our business and operations may have an adverse effect on our business, financial condition and results of operations.

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

We may fail to successfully complete, integrate or realize the anticipated benefits of our new businesses, joint ventures or other strategic alternatives or corporate reorganizations, and such transactions may negatively impact our business.

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

For example, we completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2024. Moreover, in February 2022, in order to strengthen our online distribution capabilities and explore synergies with our other businesses in the information and communications technologies (“ICT”) sector, we indirectly re-acquired a 100.0% equity interest in SK m&service Co., Ltd. (“SK M&Service”), which provides online corporate employee benefits management and training services for Korean businesses and public institutions, through our wholly-owned subsidiary PS&Marketing Corporation (“PS&Marketing”), from SK Planet. However, as part of our efforts to increase our operational efficiency and re-balance our business areas, we entered into agreements with Samgu Inc. and its affiliates in December 2024 to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation (formerly known as SK Communications Co., Ltd.), which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information Co., Ltd. (“F&U Credit Information”), which provides credit information services. The disposals of NATE Communications Corporation and SK M&Service were completed in January 2025 and February 2025, respectively. The disposal of F&U Credit Information is expected to be completed within the first half of 2025.

We have also pursued other strategic alternatives, such as entering into a strategic alliance in July 2022 with Hana Financial Group Inc. (“Hana Financial Group”), a leading financial holding company in Korea with subsidiaries having significant presences in commercial banking, credit card business, securities brokerage and insurance, among others, to seek synergies through convergence between finance and ICT technology. As part of such strategic alliance, we transferred the entirety of our 15.0% interest in HanaCard Co., Ltd. (“HanaCard”), a leading credit card company in Korea and a subsidiary of Hana Financial Group, for Won 330.0 billion in July 2022 and acquired 8,630,949 shares of Hana Financial Group (representing a 2.9% interest) for Won 330.0 billion between July and November 2022, and HanaCard acquired 1,307,471 common shares of us (representing a 0.6% interest) for Won 68.4 billion between July and September 2022.

Effective as of November 1, 2021, we conducted a horizontal spin-off (the “Spin-off”) of our businesses related to the management of our equity interests in certain subsidiaries and investees (the “Spin-off Portfolio Companies”) engaged in the semiconductor and certain other non-telecommunications businesses, including security, e-commerce and other new ICT businesses (the “Spin-off Businesses”). The Spin-off was accomplished through the establishment of a new company named SK square Co., Ltd. (“SK Square”), to which our equity interests in the Spin-off Portfolio Companies were transferred, and we distributed SK Square’s shares of common stock on a pro rata basis to the holders of our common stock.

In line with our strategic emphasis on AI technology, we announced our updated vision of transforming into an “AI Company” that combines AI technology with connectivity technologies of our core telecommunications business as well as the underlying technologies of our other new growth businesses in November 2022 and our “AI Pyramid” strategy in September 2023, which focuses on the three key aspects of (i) developing and expanding our AI infrastructure, (ii) applying AI technology to innovate our existing core business lines and promote the growth of our new growth businesses, and (iii) developing and expanding innovative AI services. See “Item 4.B. Business Overview — Our Business Strategy.” We have also been collaborating with leading Korean AI technology companies as well as other global telecommunications companies in order to accelerate our ongoing transformation to become an AI Company, including by forming the Global Telco AI Alliance (the “GTAA”) in July 2023 with Deutsche Telecom of Germany, e& of the United Arab Emirates and Singtel of Singapore, which was later joined by Softbank of Japan in February 2024. The members of the GTAA have agreed to establish a joint venture dedicated to the development of large-language models that are specifically tailored to the needs of telecommunications companies, and also seek business opportunities in AI-related business areas. In addition, we have made various strategic investments in leading AI technology companies in recent years to facilitate mutual collaboration. For a detailed description of our recent investments in new businesses, including those relating to the field of AI technology, see “Item 4.B. Business Overview — Cellular Services — Other Solutions and Services — Other New Businesses” and “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

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

Due to the existing high penetration rate of mobile phones in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our business, financial condition and results of operations.

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate of mobile phones in Korea as of December 31, 2024 was approximately 109.7%, which was relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate of mobile phones in Korea will remain relatively stable. As a result of the already high penetration rate of mobile phones in Korea coupled with our leading market share and a declining trend in the population size of Korea, we expect our subscriber growth rate to decrease. Slowed growth or any future decrease in the number of subscribers without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 103.0 billion in 2024, Won 102.5 billion in 2023 and Won 103.9 billion in 2022. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

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

In 2021, the MSIT reallocated a total of 310 MHz of frequency bandwidths to KT, LG U+ and us, 95 MHz (in the 800 MHz, 2.1 GHz and 2.6 GHz spectrums) of which was allocated to us. See “Item 5.B. Liquidity and Capital Resources — Capital Requirements.” In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023, which we were not able to do within the Government’s requested timetable. While we do not believe that the loss of such allocated bandwidth have had or will have a material adverse effect on our business, we cannot assure you that we will be able to reacquire such bandwidth in the future or that the failure to reacquire such bandwidth will not adversely affect our future prospects. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. However, in July 2024, the Government revoked such allocation citing Stage X’s failure to meet the paid-in capital requirement and discrepancies in the actual ownership ratios of major shareholders and ownership structure compared to the information included in its frequency allocation application.

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

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunications businesses. We spent Won 2,487.4 billion for capital expenditures in 2024. We currently expect to spend a similar amount for capital expenditures in 2025 compared to 2024 for a range of projects, including investments to further maintain and enhance our 5G network and related services, investments to maintain our LTE network and related services, investments to improve and maintain our Wi-Fi network, investments to develop our various solutions and services business portfolio, including IoT and AI solutions, investments in data infrastructure, investments in further research and development of 5G and 5G-Advanced technologies, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid- to long-term research and development projects. Such projects also include other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas. However, our overall capital expenditure levels and the allocation of such expenditures remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2025 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments.

In particular, we continue to make significant capital investments to maintain and upgrade our wireless networks in response to growing bandwidth demand by our subscribers. Bandwidth usage by our subscribers has rapidly increased in recent years primarily due to the increasing number of data intensive mobile applications and use of such applications by smartphone users. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may need to invest more capital than is currently anticipated to expand the bandwidth capacity of our networks or our customers may experience suboptimal performance when using our services. Any of these events could adversely affect our competitive position and have a material adverse effect on our business, financial condition and results of operations. For a more detailed discussion of our capital expenditure plans and a discussion of other factors that may affect our future capital expenditures, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures.”

As of December 31, 2024, we had Won 3,623.2 billion in contractual payment obligations (excluding short-term leases and leases of low-value assets) due in 2025, which mostly involved repayment of debt obligations and payments related to lease liabilities and frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

On April 19, 2025, we became aware of a malware attack against our information technology infrastructure, which we believe resulted in the leakage of certain universal subscriber identity module (“USIM”) information of our 5G and LTE network subscribers. Upon becoming aware of such incident, we promptly deleted the malware and segregated the targeted equipment, and we have yet to find any instance of actual or attempted misuse of such information. We have also alerted the Government authorities and our customers of such attack. In addition, we have also been taking further measures to mitigate the potential impact of such attack, including by engaging in a comprehensive audit of our entire network system, strengthening our monitoring efforts against USIM swap frauds and unauthorized authentication attempts, immediately suspending the use of our wireless services upon identifying suspicious account activities involving the affected subscriber information and offering free USIM protection services and free replacement of USIM cards to our subscribers to block any unauthorized misuse of their USIM information. While we are currently investigating, including in cooperation with the Government authorities, such incident and striving to continue to further strengthen our cybersecurity measures, we are unable to predict the results of any future investigations or regulatory actions by the Government, including any imposition of regulatory or other sanctions, or the full extent of harm that may be caused by such incident at this time. Actual or perceived breaches of our cybersecurity of a material nature or material harm to the market perception of the effectiveness of our cybersecurity measures may require us to incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, monetary compensation to our customers, damage to our reputation and a loss of confidence of our customers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our wireless and fixed-line subscribers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information, distributed denial-of-service attacks and dissemination of viruses, worms and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers could materially and adversely affect our business, financial condition and results of operations.

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

As of December 31, 2024, SK Inc. owned 65,668,397 shares of our common stock, or 30.6%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2024, which we believe was 42.1%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2024, the two largest foreign shareholders of SK Inc. each held a 3.4% stake therein.

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, which have been affected by, among others, the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, fluctuations in policy interest rates globally (including Korea), hostilities in the Middle East following the Israel-Hamas war, and more recently, the political situation in Korea relating to the impeachment of former President Yoon Suk-yeol in April 2025 following his declaration of martial law in December 2024 and the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility and an overall decrease in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and increases in market interest rates;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations among such countries or impositions of significant tariffs by any such country and increased uncertainties in the global financial markets and industry;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

•

political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of former President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a special presidential election to elect his successor will be held on June 3, 2025;

•

a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial disputes, disagreements in foreign policy, imposition of tariffs or renegotiation of free trade agreements;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

As of December 31, 2024, SK Inc. owned 30.6% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs, which was 14,901,193 shares as of February 28, 2025, exceeds a specified maximum, which was 73,861,029 shares as of February 28, 2025, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 24.6 million mobile phone subscribers, including MVNO subscribers leasing our networks, as of December 31, 2024, representing a market share of 43.7%, the largest market share among Korean wireless telecommunications service providers. We believe that we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

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

In connection with the Spin-off, we also engaged in a 5-to-1 stock split of our common stock (the “Stock Split”), pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 represented five-ninths of one share of our common stock. On March 31, 2025, we had a market capitalization of approximately Won 11.9 trillion (US$8.1 billion) or approximately 0.6% of the total market capitalization on the KRX KOSPI Market, making us the 36th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing five-ninths of one share of our common stock, have traded on the NYSE since June 27, 1996.

We are a corporation with limited liability organized under the laws of Korea. We established our telecommunications business in March 1984 under the name Korea Mobile Telecommunications Co., Ltd. We changed our name to SK Telecom Co., Ltd., effective March 21, 1997. In January 2002, we merged with Shinsegi Telecom Co., Ltd. (“Shinsegi”), which was then the third-largest wireless telecommunications service provider in Korea. Our registered office is at SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul 04539, Korea and our telephone number is +82-2-6100-1532. Our website address is www.sktelecom.com.

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

There are currently three mobile network operators in Korea: us, KT and LG U+. As of December 31, 2024, the market share of the Korean wireless telecommunications market, in terms of number of mobile phone subscribers, of KT and LG U+ was approximately 30.0% and 26.2%, respectively (compared to our market share of 43.7%), each including MVNO subscribers leasing the respective networks. As of December 31, 2024, MVNOs had a combined market share of 16.9%, of which MVNOs leasing our networks represented 3.3%, MVNOs leasing KT’s networks represented 6.6% and MVNOs leasing LG U+’s networks represented 7.0%. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. However, in July 2024, the Government revoked such allocation citing Stage X’s failure to meet the paid-in capital requirement and discrepancies in the actual ownership ratios of major shareholders and ownership structure compared to the information included in its frequency allocation application.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 20.2 lines per 100 population as of December 31, 2024, and mobile phone penetration reaching 109.7 subscribers per 100 population as of December 31, 2024. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2024		2023	2022
	(In thousands, except for per population amounts)
Population of Korea(1)	51,217		51,325	51,439
Mobile Phone Subscribers	56,185	(2)	56,164	N.A.	(3)
Mobile Phone Subscribers per 100 Population	109.7		109.4	N.A.	(3)
Telephone Lines in Service	10,325		10,974	11,621
Telephone Lines per 100 Population	20.2		21.4	22.6

(1)	Source: The Ministry of the Interior and Safety.
(2)

Excludes internal carrier lines and inbound roaming lines pursuant to a change in the presentation of the MSIT’s published data in 2024. As of December 31, 2024, an aggregate of 693 thousand internal carrier lines and inbound roaming lines were in existence.

(3)	N.A. = Not available.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. As of December 31, 2024, approximately 56.1 million Korean wireless subscribers owned smartphones that had direct access to the Internet using mobile Internet technology. The table below sets forth certain penetration information regarding the number of smartphones and mobile phone subscribers in Korea as of the dates indicated:

	As of December 31,
	2024		2023	2022
	(In thousands, except for percentage data)
Number of Smartphones	56,112		55,126	54,249
Total Number of Mobile Phone Subscribers	56,185	(1)	56,164	N.A.	(2)
Penetration of Smartphones	99.9%		98.2%	N.A.	(2)

(1)

Excludes internal carrier lines and inbound roaming lines pursuant to a change in the presentation of the MSIT’s published data in 2024. As of December 31, 2024, an aggregate of 693 thousand internal carrier lines and inbound roaming lines were in existence.

(2)	N.A. = Not available due to a change in the presentation of the MSIT’s published data in 2024.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2024, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 24.7 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	24,722	24,098	23,537
Number of IPTV Subscribers	21,828	21,582	21,289

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider and continue to pioneer the commercial development and implementation of state-of-the-art wireless and fixed-line technologies and services as well as other new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, AI B2C services and AI B2B services. Our operations are reported in three segments:

•

cellular services, which include wireless voice and data transmission services, sales of wireless devices, cellular interconnection services, IoT solutions, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, AI B2C services and AI B2B services;

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

Our Business Strategy

We believe that the current trends in the Korean telecommunications industry are characterized by technological change, evolving consumer needs and increasing digital convergence. Against the backdrop of these industry trends, we aim to maintain our leading position in the Korean market for wireless telecommunications services and actively develop our next-generation growth businesses by leveraging our AI and digital infrastructure technologies. In pursuit of such objectives, we plan to further utilize AI technology and our big data analysis capabilities to develop and commercialize new products and services that are tailored to our customers’ evolving needs, as well as incorporate AI capabilities directly into many of the products and services we offer. In doing so, we plan to actively collaborate with the new ICT businesses operated by the Spin-off Portfolio Companies (comprising our former subsidiaries and investees that were spun off to SK Square pursuant to the Spin-off) as well as other affiliates of the SK Group and third parties. Through such efforts, we strive to become a socially respected AI Company as universally recognized by our customers, business partners and shareholders. To take advantage of evolving industry trends and further realize our corporate vision to become a socially respected AI Company, we have undertaken the following strategic initiatives:

•

Maintain our leadership in the wireless services business by offering innovative 5G services and customer-oriented products and services. We plan to maintain our leadership in the wireless services business by offering innovative 5G services that provide differentiated subscriber experiences. We also plan to promote the proliferation of 5G services by offering services and content that are specialized for the 5G environment, such as hands-on experience services and e-sports. In addition, we will continue to analyze the needs of our subscribers and enhance the quality and breadth of our wireless services by leveraging our AI technology and provide products and services that meet such needs.

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

•

Develop our technological capabilities and new products and services to support our 5G network. We aim to continue developing cutting-edge technologies that will be adopted as the technological standard for 5G services, including through investing in next generation 5G-Advanced technology. In addition, we will seek to apply our 5G infrastructure and capabilities to our various other key businesses to create unique new products and services geared to serve evolving customer needs. Furthermore, we aim to collaborate with various partners to identify new business opportunities that can potentially leverage our 5G network.

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

More recently, in furtherance of our strategic emphasis on AI technology, we announced our updated vision of transforming into an AI Company in November 2022 and our AI Pyramid strategy in September 2023, which focuses on the three key aspects of (i) developing and expanding our AI infrastructure, (ii) applying AI technology to innovate our existing core business lines and promote the growth of our new growth businesses, and (iii) developing and expanding innovative AI services. Through the AI Pyramid strategy, we seek to strengthen our relationship with our customers through advances in AI technology and creation of AI services, integrating both internal research and development efforts and external partnerships and alliances. As part of such vision, we seek to enhance customer engagement levels and strengthen our customer relationships through “A.” (or “A dot”), an AI-driven personal assistant application primarily targeting Korean users, which we first introduced in May 2022 and officially launched in September 2023. In November 2024, we unveiled “A*” (or “Aster”), an AI-driven personal assistant application targeting global users. A* is designed to go beyond answering simple queries or data searching to also assist users with setting goals, making plans and completing specific tasks based on the users’ intentions. We plan to collaborate with global search platform providers, large-language model developers and third parties to enhance Aster’s functionalities. We launched a closed beta-test version in November 2024 and an open beta-test version in March 2025, and we plan to officially launch the application in the United States during the second half of 2025.

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

In addition to our growth strategy as discussed above, we are striving to enhance our operational efficiency through our efforts to reduce operating expenses, optimize capital expenditures and reorganize non-essential business lines and investments. For example, in order to streamline our operating expenses, we have been actively utilizing AI technology in various operational processes, including our marketing activities and customer services. Furthermore, we have shifted the focus of our 5G network-related capital expenditure from expanding network coverage and increasing maximum data transmission speed to enhancing network quality. Moreover, in December 2024, we entered into agreements with Samgu Inc. and its affiliates to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation, which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information, which provides credit information services. The disposals of NATE Communications Corporation and SK M&Service were completed in January 2025 and February 2025, respectively. The disposal of F&U Credit Information is expected to be completed within the first half of 2025. In April 2025, we disposed of 10,818,510 shares of Kakao Corp. (representing a 2.4% interest), which we had previously acquired in 2019 as part of a strategic partnership between the two companies, for Won 413.3 billion.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide various other technological solutions and services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by substantially all of the Korean population. We had 24.6 million mobile phone subscribers, including MVNO subscribers leasing our networks, as of December 31, 2024, representing a market share of 43.7%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually maintaining and enhancing our 5G network coverage and service quality. The table below sets forth the number of mobile phone subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2024(1)	2023(1)
	(in thousands)
Network
5G	17,052	15,588
LTE	7,536	8,730
WCDMA	325	415

Total	24,913	24,733

(1)	Includes internal carrier lines and inbound roaming lines.

In 2024, 2023 and 2022, our cellular services segment revenue was Won 13,318.2 billion, Won 13,123.2 billion and Won 12,942.3 billion, respectively, representing 74.2%, 74.5% and 74.8%, respectively, of our consolidated revenue.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing. As of December 31, 2024, substantially all of our mobile phone subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet. We purchase a substantial majority of our wireless devices from Samsung Electronics and Apple.

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

Other Solutions and Services

In addition to our cellular services and wireless device sales businesses, we provide a variety of other innovative technological solutions and services by leveraging our capabilities in telecommunications, AI and ICT technologies, and we are continuing to invest in these and other emerging new business areas, including the following:

IoT Solutions and Other Enterprise Communication Services

Through our IoT solutions business, we provide network access and enhanced services to support telemetry-type applications, which are characterized by massive machine-type communication (“mMTC”) wireless connections, to our enterprise customers. In order to promote the growth of our IoT solutions business, we deployed networks nationwide that are designed to support IoT devices, namely our high-speed LTE-M network in March 2016 and our low-cost Low-Power Wide-Area network based on LoRa technology (our “LoRa network”) in July 2016. In April 2018, we increased the battery efficiency of our IoT devices by launching our LTE Cat.M1 technology, and we have further enhanced our competitiveness in this business with our 5G network.

We provide network access and customized IoT solutions to our enterprise customers. Our IoT services support devices that are used in a variety of market segments, including retail, utilities, security, automotive, agriculture and data analytics as well as public institutions. For example, our Cloud Energy Management Solution (“Cloud EMS”) business provides a one-stop cloud computing-based energy management platform that collects and analyzes energy usage data from business customers and offers solutions to optimize and reduce their energy consumption. As of December 31, 2024, Cloud EMS had more than 200 customers, mostly from energy-intensive industries such as the petrochemical industry as well as the luxury retail industry.

We also provide a variety of other communication solutions and services to our enterprise customers. Our key offerings in this area include security, advertising and monitoring solutions, business messaging services, and platforms for mobile payment, authentication and ancillary value-added services.

Cloud Services

We provide a comprehensive range of managed cloud services that focus on supporting cloud-based AI services in Korea. Our managed cloud services are provided in collaboration with our SK Group affiliate SK C&C Inc., which engages in B2B sales and the establishment and operation of the services, while we provide the necessary AI infrastructure and solutions. Our managed cloud services benefit from our leadership in network infrastructure in Korea and our competitive capabilities in AI, big data, data centers and information security. We plan to further strengthen our market position by developing and providing tailored AI cloud services that meet the needs of our enterprise customers.

Smart Factory Solutions

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

Subscription Service

In August 2021, we launched a subscription-based membership service under our “T Universe” brand name. T Universe currently offers several types of subscription packages, and a subscriber can choose from a variety of available benefits including free shipping and discount coupons on merchandise purchases made on the Amazon Global Store (which operates on Eleven Street’s 11st e-commerce platform), access to a cloud storage service, and discounts and/or coupons from various participating food and beverage store chains and delivery service providers, online video streaming and music services including YouTube Premium, Wavve and Netflix.

Customers can also choose to subscribe to specific products or services. In order to continue expanding our T Universe membership base, we plan to pursue additional business partnerships with popular consumer brands and service providers to increase the number and appeal of the businesses that participate in the T Universe subscription program. We also plan to continue to invest in improving our customers’ user experience and strengthen the use of AI and digital technologies in our marketing efforts to continue the growth and transformation of T Universe into an “AI-based subscription commerce platform.”

Advertising and Curated Shopping Services

We offer advertising services to businesses by leveraging our wireless and fixed-line telecommunications services platforms. Our advertising services primarily consist of display advertising on our proprietary mobile applications for smartphones, including A. Phone and “T Membership” (which manages our customer loyalty program under the same name). In addition, we offer a text message-based curated shopping service under our “T Deal” brand. Our customers who have consented to the T Deal service receive a daily text message on their smartphones with a link to a broad range of merchandise with significant discounts that are specially curated to maximize customer interest by utilizing AI technology and big data. In June 2024, in partnership with Moloco Inc., a Silicon Valley-based company that uses machine learning-based AI technology to help companies efficiently carry out advertisements, we launched “ASUM 2.0,” an AI-based advertising platform, which we anticipate will enhance our customer targeting precision.

AI B2C Services

Through our AI B2C services business, we seek to provide innovative AI-based mobile agent services that meet our customers’ evolving needs in an increasingly connected world. In September 2023, we officially launched A., which offers the ability to verbally communicate with the user and handle a variety of tasks on the user’s smartphone, including recording and summarizing calls, managing the user’s schedules, providing real-time interpretation service during calls and recommending and playing personalized music and video contents. In August 2024, A. underwent a major update, allowing it to deliver a natural conversational experience and specialized services through various agents with enhanced search and everyday convenience features. In October 2024, we rebranded our proprietary voice call application, “T Phone,” as “A. Phone,” embedded certain of A.’s AI-enhanced service features, including the ability to record, summarize and translate calls, into the A. Phone application. We plan to continually strengthen the level of personalization offered, and expand the portfolio of services handled, by A., including through combination with our other service offerings as well as collaboration with our SK Group affiliates and third parties.

In November 2024, we unveiled A*, an AI-driven personal assistant application targeting global users. A* is designed to go beyond answering simple queries or data searching to also assist users with setting goals, making plans and completing specific tasks based on the users’ intentions. We plan to collaborate with global search platform providers, large-language model developers and third parties to enhance Aster’s functionalities. We launched a closed beta-test version in November 2024 and an open beta-test version in March 2025, and we plan to officially launch the application in the United States during the second half of 2025.

AI B2B Services

Our business customers have been increasingly seeking digital transformation by implementing AI technology, including generative AI, into their operations and business cycle. In order to meet such needs of our business customers, we have introduced various AI technology services, which we have been developing in order to improve our and our affiliated companies’ competitiveness, which are collectively referred to as “AI B2B” services (formerly referred to as “enterprise AI” services). Our AI B2B services combine AI technology with connectivity and infrastructure technologies of our core telecommunications business as well as the underlying technologies of our other new growth businesses, and are offered in six categories, including generative AI, AI vision, AI robot, AI contact center, AI marketing and AI data.

Other New Business Services

We are also investing in and developing new business areas that actively integrate AI technology, including through strategic investments in, and collaboration with, leading domestic and overseas technology companies. We have also been makings investments to develop and launch GPU-as-a-service (“GPUaaS”), which would enable our enterprise customers to access GPU cloud services on an as-needed basis to develop or utilize AI services. As part of such initiative, in February 2024, we made an equity investment of US$20 million in Lambda, Inc., a GPU cloud service provider based in San Francisco, to cooperate on the development and launch of GPUaaS and AI data center solutions and services. In August 2024, we entered into a strategic partnership with Lambda, Inc. to deploy its AI cloud platform in SK Broadband’s Gasan data center, and launched our GPUaaS in January 2025. Furthermore, we have been engaged in the research, development and promotion of AI data center solutions. As part of such initiative, in December 2024, we made an equity investment of US$200 million in Penguin Solutions Inc. (formerly known as Smart Global Holdings, Inc.), a leading designer and developer of enterprise solutions based in Milpitas, California, in order to cooperate on the development of differentiated global end-to-end AI factory and data center solutions and services.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Substantially all of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2024. Postpaid accounts primarily represent retail subscribers under contract with SK Telecom pursuant to which a subscriber is billed in advance a monthly fixed service fee in return for a monthly network service allowance and usage for outgoing voice calls and wireless data services beyond the allowance is billed in arrears, where payment of the total amount of the bill is due at the end of the month. The standard contract period for our rate plans is 24 months, although our subscribers have the option to enter into shorter term contracts or no fixed-term contract at all. We provide various subsidies and discounts, including handset subsidies, depending on the length of the contract and the subscriber’s chosen rate plan. Our prepaid service enables individuals to obtain wireless telecommunications services without a fixed-term contract by paying for all services in advance according to expected usage. We do not charge our customers for incoming calls, although we do receive interconnection charges from KT and other companies for calls from the fixed-line network terminating on our networks and interconnection revenues from other wireless network operators. See “— Interconnection” below.

We also charge our customers a 10.0% value-added tax, which is included in the price of all of our rate plans. We can offset the value-added tax we collect from our customers against value-added tax refundable to us by the Korean tax authorities. We remit taxes we collect from our customers to the Korean tax authorities. We record revenues in our financial statements net of such taxes.

Basic Rate Plans. We offer various postpaid account plans for mobile devices, tablets and smart watches that are designed to meet a wide range of subscriber needs and interests. Our 5G services are primarily provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and unlimited data transmission allowance per month and range from Won 69,000 to Won 125,000 per month. We also offer several types of lower-priced 5G rate plans, ranging from Won 39,000 to Won 59,000 per month, with smaller data transmission allowances per month compared to our 5GX plans that target subscribers who seek more affordable rate plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. We also offer “Direct” plans that are exclusively available through our online distribution channel, ranging from Won 27,000 to Won 76,000 per month for 5G services and at Won 22,000 per month for LTE services. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month.

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

Roaming Plans. “Baro Plan” is our representative international roaming plan for longer term travelers and provides fixed data transmission allowances of 3GB for Won 29,000, 6GB for Won 39,000, 12GB for Won 59,000 or 24GB for Won 79,000 that can be used in 195 countries. We also offer data sharing options to families travelling together and special discounts to subscribers of our “0” plans. In addition, all of our roaming plans include free high-quality data voice calls and text messages to Korea through our A. Phone application.

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

5G Network. 5G is the currently dominant wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we continue to maintain and enhance our 5G network coverage. We currently provide full nationwide outdoor terrestrial 5G network coverage and substantially full nationwide 5G network coverage in large buildings and subway lines. Our 5G services provided a maximum data transmission speed of 2.75 Gbps, and our 5G penetration, which represents the number of our 5G subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, was 50.6% as of December 31, 2024. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.

We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2024, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 1,065 Mbps compared to 1,056 Mbps for KT’s 5G network and 956 Mbps for LG U+’s 5G network.

LTE Network. LTE technology has become widely accepted globally as the standard fourth generation technology and enables data to be transmitted at speeds faster than our WCDMA network. Since first commencing our LTE services in July 2011, we have developed and launched various upgraded LTE networks and related services providing faster network speeds, enhanced connectivity and broader coverage areas. Our LTE penetration, which represents the number of our LTE subscribers as a percentage of our total number of subscribers, in each case including MVNO subscribers leasing our networks, increased to a peak of 79.3% as of December 31, 2019 compared to 49.3% as of December 31, 2013, before decreasing to 46.8% as of December 31, 2024 as a result of the ongoing customer migration to our 5G network. We expect that wireless services based on LTE technology will continue to be used by a material portion of our subscriber base in the near future, despite the ongoing migration of wireless service users to our 5G network, and plan to continue to deploy improved LTE technology to increase the maximum data transmission speed of our services.

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2024, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 238 Mbps compared to 167 Mbps for KT’s LTE network and 129 Mbps for LG U+’s LTE network.

Wi-Fi Network. Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2024, we had more than 85,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

As of December 31, 2024, our 5G, LTE and WCDMA networks had an aggregate of 59,469 base stations. As we continue to enhance our 5G network coverage, the number of our base stations is expected to increase accordingly.

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

Distribution. We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 2,700 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

As part of our initiative to provide a differentiated customer service experience, we operate T Premium Stores that allow our potential and existing subscribers to receive detailed information on our subscription services. As of December 31, 2024, we operated approximately 1,100 T Premium Stores.

In addition, we operate an online distribution channel, “T Direct Shop,” through which subscribers can conveniently purchase wireless devices and subscribe to our services online. We also operate a dedicated online shop on 11st, our former subsidiary Eleven Street’s e-commerce marketplace. In light of increasing customer preference for online service, the level of distribution of our wireless devices and our services through online channels has significantly increased in recent years. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers. For example, subscribers purchasing wireless devices through T Direct Shop can opt to pick up their devices at one of our offline stores.

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion (Won 5.0 billion if collateral is pledged) which can be used for operating expenditures with a repayment period of up to 11 months. We also provide loans to our authorized dealers for financing deposits and key money in connection with securing retail space with a repayment period of up to 30 months. As of December 31, 2024, we had an aggregate of Won 56.6 billion outstanding in loans to authorized dealers.

Customer Service. We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard-Service Quality Index, for 27 years, 27 years and 25 years, respectively.

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

	As of December 31,
	2024	2023	2022
	(in thousands)
Fixed-Line Telephone (including VoIP)(1)	3,364	3,464	3,559
Broadband Internet(2)	7,156	6,926	6,704
IPTV(3)	6,803	6,728	6,504
Cable TV	2,806	2,821	2,819

(1)	Includes subscribers to VoIP services of SK Broadband.
(2)	Excludes dedicated broadband Internet lines for Internet cafes.
(3)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2024, 2023 and 2022, our fixed-line telecommunications services segment revenue was Won 4,075.4 billion, Won 3,928.0 billion and Won 3,813.0 billion, respectively, representing 22.7%, 22.3% and 22.0%, respectively, of our consolidated revenue.

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, we completed the Tbroad Merger in April 2020. In November 2024, in order to enhance management efficiency and strengthen our control over SK Broadband, we entered into an agreement to acquire an additional 24.8% equity interest in SK Broadband from minority shareholders. Such transaction is expected to be completed in May 2025, subject to the satisfaction of customary closing conditions. Our ownership of such additional equity interest has already been recognized in our consolidated financial statements as of and for the year ended December 31, 2024, and we currently own approximately 99.1% of SK Broadband’s total outstanding shares. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2024, we had approximately 3.4 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband). Our fixed-line telephone services are primarily offered under the “B phone” brand name. A portion of our fixed-line telephone services were previously provided through the VoIP services of our subsidiary SK Telink that targeted corporate customers, which business was acquired by SK Broadband in April 2021.

Broadband Internet Access Services

Our broadband Internet access network covered a substantial majority of households in Korea as of December 31, 2024. As of December 31, 2024, we had approximately 7.2 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from optical LAN service, which provides maximum data transmission speeds of up to 100 Mbps, to “Giga Premium” and “Giga Premium×10,” which provide maximum data transmission speeds of up to 1 Gbps and 10 Gbps, respectively.

Advanced Media Platform (including IPTV and Cable TV Services)

As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 272 high definition channels depending on the subscription service as of December 31, 2024, as well as pay-per-view and subscription-based video-on-demand services providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2024, we had approximately 6.8 million IPTV subscribers. Since 2018, we have unveiled a number of smart set-up boxes that incorporate voice recognition and command capabilities as well as AI-based services.

In December 2023, we introduced “AI B tv,” Korea’s first AI-powered personalized IPTV service. Once a set top box is turned on, AI B tv automatically recognizes the user and provides hyper-personalized content experience including recommending video-on-demand and other content based on the user’s viewing history analyzed through AI technology. We plan to integrate T-commerce capabilities into AI B tv and allow users to concurrently search for and purchase the apparel and accessories that appear in the video-on-demand content, which are recognized through AI technology. We also plan to further develop and improve our AI B tv service by integrating A. and generative AI technology. In September 2024, we introduced “B tv A. Service,” a new AI voice command service which utilizes A.’s large-language model and allows customers to explore content and receive recommendations.

Following the Tbroad Merger, we have been offering cable TV services under the “B tv Cable” brand with access to as many as 226 channels. As of December 31, 2024, we had approximately 2.8 million cable TV subscribers.

In January 2021, in order to strengthen our content generation capabilities, we established a new subsidiary, Media S Co., Ltd. (“Media S”), which currently operates two TV channels, “Channel S,” which primarily broadcasts entertainment contents, and “Channel S Plus,” which specializes in variety shows and entertainment programs. Some of the contents broadcasted on these two channels are original contents co-produced by Media S and leading entertainment production companies. We plan to further invest in developing and procuring additional original video contents to increase the attractiveness of the channels operated by Media S.

We also offer advertising services on our advanced media platform, primarily consisting of advertisements on video-on-demand and streaming contents and our TV channels. In addition, in May 2024, we began to offer access to the over-the-top content offerings of Netflix through our IPTV set-top boxes at a bundled discount with our IPTV subscriptions.

We continue to expand the scope of our media services and content offerings to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless networks and our fixed-line network, which we believe will also increase the appeal of our advanced media platform to businesses as an advertising platform.

Business Communications Services

Through SK Broadband, we offer other business communications services to our business customers, including corporations and government entities. Our business communications services offered by SK Broadband include leased line solutions, Internet data center solutions and network solution services.

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

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 87% of subscribers to our broadband Internet services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 20,900 to Won 73,400 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line telecommunications services with our wireless services, the physical security services of our affiliate SK shieldus Co., Ltd., and subscriptions to Netflix, as well as bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

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

In addition, we operate an online distribution channel, “B Direct Shop,” through which subscribers can conveniently subscribe online to our pay TV, broadband Internet and residential fixed-line telephone services. In light of increasing customer preference for online service, the level of distribution of our services through the B Direct Shop has consistently increased in recent years. We intend to continue to develop our online distribution channel to leverage our offline distribution capabilities to provide convenience and additional value to our subscribers.

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

Other Businesses

We strive to continually diversify our products and services and develop new businesses that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2024, 2023 and 2022, the revenue of our other businesses segment, which primarily consisted of our T-commerce and portal service businesses, was Won 547.0 billion, Won 557.3 billion and Won 549.7 billion, respectively, representing 3.0%, 3.2% and 3.2%, respectively, of our consolidated revenue. See “— Our Business Strategy” and “Item 5.A. Operating Results — Overview.”

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

Prior to the completion of the disposal transactions described below, we also offered online portal services under our “Nate” brand name through our former subsidiary NATE Communications Corporation, and online corporate employment benefits management and training services for Korean businesses and public institutions through our former indirect subsidiary SK M&Service. In December 2024, as part of our efforts to increase our operational efficiency and re-balance our business areas, we entered into agreements with Samgu Inc. and its affiliates to dispose of our 100% equity interest in NATE Communications Corporation and a 70% equity interest in SK M&Service, as well as our interest in a former non-consolidated associate. The disposals of NATE Communications Corporation and SK M&Service were completed in January 2025 and February 2025, respectively. The disposal of F&U Credit Information is expected to be completed within the first half of 2025. See “— Our Business Strategy.”

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

Wireless-to-Fixed-line. According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 6.89 per minute, Won 7.22 per minute and Won 7.59 per minute for 2024, 2023 and 2022, respectively.

Fixed-line-to-Wireless. The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 8.55 per minute, Won 9.17 per minute and Won 9.65 per minute for 2024, 2023 and 2022, respectively.

Wireless-to-Wireless. Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the table above.

Our revenues from the wireless-to-wireless interconnection charges were Won 370.1 billion in 2024, Won 401.3 billion in 2023 and Won 438.9 billion in 2022. Our expenses from these charges were Won 364.9 billion in 2024, Won 392.4 billion in 2023 and Won 434.8 billion in 2022.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2024, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Mobile phone(1)	43.7%		30.0%		26.2%		—%
Fixed-Line Telephone (including VoIP)	15.8		53.7		18.5		12.0
Broadband Internet	28.9		40.3		21.7		9.1
Pay TV(2)	26.3	(3)	36.5	(4)	24.8	(5)	12.5

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.
(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).
(3)	Consists of 18.6% from our IPTV service and 7.7% from our cable TV service.
(4)

Consists of 25.8% from KT’s IPTV service, 7.2% from its satellite TV service provided through KT Skylife and 3.4% from KT’s cable TV service provided through HCN, which was acquired by KT in August 2021.

(5)	Consists of 15.2% from LG U+’s IPTV service and 9.6% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2024, we had 24.6 million mobile phone subscribers, representing a market share of approximately 43.7%, including MVNO subscribers leasing our networks. As of December 31, 2024, KT and LG U+ had 16.9 million and 14.7 million mobile phone subscribers, respectively, representing approximately 30.0% and 26.2%, respectively, of the total number of mobile phone subscribers in Korea on such date, each including MVNO subscribers leasing its networks.

In 2024, we had 1.9 million activations and 2.3 million deactivations. For 2024, our monthly churn rate ranged from 0.8% to 0.9%, with an average monthly churn rate of 0.8%, which remained unchanged compared to 2023. In 2024, we gained 42.8% of the total number of new wireless subscribers and subscribers that migrated to a different wireless telecommunications service provider, compared to KT with 28.9% and LG U+ with 28.3%, in each case excluding MVNO subscribers.

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2024, MVNOs had a combined market share of 16.9%, of which MVNOs leasing our networks represented 3.3%, MVNOs leasing KT’s networks represented 6.6% and MVNOs leasing LG U+’s networks represented 7.0%.

In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has generally increased in recent years, including from 15.5% as of December 31, 2023 to 16.9% as of December 31, 2024, in terms of number of mobile phone subscribers. In January 2025, the Government announced a number of new policy measures to strengthen the competitiveness of MVNOs, including lowering the cost of leasing networks from wireless network providers (including us) and providing support for the emergence of “full MVNOs” possessing their own core network infrastructures and telephone platform operations. We cannot assure you that such policy measures will not lead to further increases in the combined market share of MVNOs or encourage new MVNOs to enter the market.

In addition, other companies may enter the wireless network services market. See “— Law and Regulation — Frequency Allocation” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.” For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 24.7% in 2022, 24.2% in 2023 and 22.8% in 2024. We believe that the maturity of the overall wireless telecommunication market and the implementation of the MDDIA, which prohibits wireless telecommunications service providers from unfairly providing discriminatory subsidies based on certain criteria, have contributed to the general stabilization of our marketing expenses in recent years. For a more detailed discussion of the MDDIA, including its scheduled repeal, see “— Law and Regulation — Rate Regulation” below.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunications Services

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of VoIP services. As of December 31, 2024, our market share of the fixed-line telephone and VoIP service market was 15.8% (including the services provided by SK Broadband) in terms of number of subscribers compared to KT with 53.7% and LG U+ with 18.5%.

We are the second-largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered a substantial majority of households in Korea as of December 31, 2024. As of December 31, 2024, our market share of the broadband Internet market was 28.9% in terms of number of subscribers compared to KT with 40.3% and LG U+ with 21.7%.

Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2024, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 26.3% compared to KT with 36.5% (including its IPTV, cable TV and satellite TV services) and LG U+ with 24.8% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.5%. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023), Coupang Play and Watcha, and the video services offered by leading domestic online and mobile search and communications platforms including NAVER and Kakao, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.

Over the past decade, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2024. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision. In August 2021, KT acquired HCN, a major Korean cable TV service provider, through its subsidiary KT Skylife. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Other Investments and Relationships

We have investments in a number of other businesses and companies and have entered into various business arrangements with other companies. For example, in July 2022, we entered into a strategic alliance with Hana Financial Group, a leading financial holding company in Korea with subsidiaries having significant presences in commercial banking, credit card business, securities brokerage and insurance, among others, to seek synergies through convergence between finance and ICT technology. As part of such strategic alliance, we transferred the entirety of our 15.0% interest in HanaCard for Won 330.0 billion in July 2022 and acquired 8,630,949 shares of Hana Financial Group (representing a 2.9% interest) for Won 330.0 billion between July and November 2022, and HanaCard acquired 1,307,471 common shares of us (representing a 0.6% interest) for Won 68.4 billion between July and September 2022. See also “— Cellular Services — Other Solutions and Services — Other New Businesses.”

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

The MSIT is charged with regulating information and telecommunications, and the KCC is charged with regulating the public interest aspects of and fairness in broadcasting and telecommunications.

Telecommunications service providers are currently classified into two categories: network service providers and value-added service providers. We are classified as a network service provider because we provide telecommunications services with our own telecommunications networks and related facilities. As a network service provider, we were previously required to obtain a license from the MSIT for the services we provide. However, an amendment to the Telecommunications Business Act, pursuant to which companies meeting certain regulatory criteria may become a network service provider without a separate license requirement, went into effect in June 2019. Our licenses permit us to provide cellular services, third generation wireless telecommunications services using WCDMA technology, fourth generation wireless telecommunications services using LTE technology and fifth generation wireless telecommunications services using 5G technology.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network service provider that wants to cease its business or dissolve must notify its users 60 days prior to the scheduled date of cessation or dissolution and obtain MSIT approval.

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

•

Public notice of board resolution on large-scale transactions with specially related persons. If a member company of the SK Group engages in a transaction with a specially related person in an amount exceeding the lesser of (1) Won 10 billion and (2) 5.0% of the larger of the total capital or capital stock of the member company (provided, however, in cases where 5.0% of the total capital or capital stock of the member company is less than Won 500 million, the threshold set forth in (2) above is set at Won 500 million), the transaction must be approved by a resolution of the member company’s board of directors and the member company must publicly disclose the transaction.

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

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunications network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We are currently the only wireless telecommunications services provider obligated to allow other wireless telecommunications services providers to use our telecommunications network facilities. Currently, 14 MVNOs provide wireless telecommunications services using the networks leased from us.

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

In addition, under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the National Assembly passed a bill to abolish the MDDIA in December 2024 and the MDDIA is expected to be repealed in July 2025, discounted rates offered under the MDDIA will be retained through a related amendment to the Telecommunications Business Act. The Government is also considering introducing additional laws, regulations or policy guidelines to facilitate a fair market environment, including measures to prohibit wireless telecommunications service providers from providing excessive handset subsidies to only certain groups of customers that would create unfair cost burdens to other customers. We cannot provide assurance that we will not provide other rate discounts or lower-priced subscription plans in the future to comply with the Government’s public policy guidelines or suggestions.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our base stations. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2024, 2023 and 2022, the fee amounted to Won 103.0 billion, Won 102.5 billion and Won 103.9 billion, respectively.

We currently use 10 MHz of bandwidth in the 2.1 GHz spectrum for our WCDMA services, 30 MHz of bandwidth in the 2.1 GHz spectrum, 20 MHz of bandwidth in the 800 MHz spectrum, 35 MHz of bandwidth in the 1.8 GHz spectrum and 60 MHz of bandwidth in the 2.6 GHz spectrum for our LTE services, as well as 100 MHz of bandwidth in the 3.5 GHz spectrum for our 5G services. In December 2022, citing the lack of progress made to date with respect to the implementation of 5G infrastructure for our use of the 28 GHz spectrum (800 MHz of bandwidth which was allocated to us in December 2018 for a period of five years until November 2023), the MSIT reduced the duration of our license for the use of such bandwidth by six months and asked us to install 15,000 base stations that use the 28 GHz spectrum by the end of May 2023, which we were not able to do within the Government’s requested timetable. Furthermore, in December 2022, the Government cancelled the allocations of bandwidth in the 28 GHz spectrum that had been provided to KT and LG U+, also citing the lack of progress made by these companies. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. However, in July 2024, the Government revoked such allocation citing Stage X’s failure to meet the paid-in capital requirement and discrepancies in the actual ownership ratios of major shareholders and ownership structure compared to the information included in its frequency allocation application. For more information regarding the license fees for the various bandwidths that we use, see “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 17 of the notes to our consolidated financial statements.

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

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We recognized expenses relating to such contributions of Won 35.2 billion, Won 31.1 billion and Won 22.1 billion in 2024, 2023 and 2022, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2024, SK Inc. owned 65,668,397 shares of our common stock, or 30.6%, of our issued shares. As of December 31, 2024, the two largest foreign shareholders of SK Inc. each held a 3.4% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2024 (which we believe was 42.1%), would exceed the 49.0% ceiling on foreign shareholding.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2024, SK Group members owned in aggregate 30.6% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2024:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	921,727(1)
	Regional Headquarters	608,769
	Customer Service Centers	107,277
	Training Centers	344,966
	Central Research and Development Center	319,789
	Others(2)	2,378,411
Gyeongsang Provinces	Regional Headquarters	491,568
	Others(2)	1,380,945
Jeolla and Jeju Provinces	Regional Headquarters	272,778
	Others(2)	911,487
Chungcheong Province	Regional Headquarters	568,286
	Others(2)	830,434

(1)	Represents our 93.25% ownership of SK T-Tower.
(2)	Includes base stations.

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

Overview

Our operations are reported in three segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, cellular interconnection services, and various other solutions and services including certain new growth businesses and other miscellaneous cellular services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services) and business communications services, and (3) other businesses, which include our T-commerce business, portal business (which we disposed of in January 2025 as discussed below) and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our other miscellaneous cellular services and our new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions, cloud services, smart factory solutions, subscription services, advertising and curated shopping services, AI B2C services and AI B2B services.

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

In our others segment, we principally earn revenue from the T-commerce business of SK Stoa, which derives revenue through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network. Prior to the completion of the disposal transactions described below, we also derived revenue from online portal services under our “Nate” brand name through our former subsidiary NATE Communications Corporation, and online corporate employment benefits management and training services for Korean businesses and public institutions through our former indirect subsidiary SK M&Service. See “— Operational Efficiency.”

Our cellular service revenue and fixed-line telecommunications service revenue depend principally upon the number of our subscribers and service users, the rates we charge for our services, the frequency and volume of subscriber usage of our services and the terms of our interconnection with other telecommunications operators. Our others revenue depends principally upon the gross merchandise volume, which is the total monetary value of customer purchases of goods and services, net of estimated refunds, of SK stoa and the number of merchants that utilize SK stoa to advertise and promote their products and services and the extent of such advertisement and promotion.

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

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Rate Regulations. Under the MDDIA, wireless telecommunications service providers are obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the National Assembly passed a bill to abolish the MDDIA in December 2024 and the MDDIA is expected to be repealed in July 2025, discounted rates offered under the MDDIA will be retained through a related amendment to the Telecommunications Business Act. The Government is also considering introducing additional laws, regulations or policy guidelines to facilitate a fair market environment, including measures to prohibit wireless telecommunications service providers from providing excessive handset subsidies to only certain groups of customers that would create unfair cost burdens to other customers. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.”

These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount in recent years. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has generally declined in recent years, and has contributed to maintaining a stable churn rate. Moreover, in light of the scheduled abolishment of the MDDIA as discussed above, we may be required to increase our marketing expenses relating to handset subsidies in part depending on the prevailing competitive landscape, which may have an adverse effect on our operating expenses and results of operations.

Decrease in Interconnection Fees. Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to an overall decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2024 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

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

Our ARPU decreased by 1.7% to Won 29,355 in 2024 from Won 29,874 in 2023, which represented a decrease of 2.2% from Won 30,546 in 2022. Our ARPU including MVNO decreased by 0.8% to Won 27,658 in 2024 from Won 27,887 in 2023, which represented a decrease of 2.4% from Won 28,582 in 2022. The decreases in ARPU in 2024 and 2023 were primarily due to increases in subscriptions for secondary mobile phones and non-mobile phone devices, from which we generally derive lower revenue per subscriber, which effect was offset in part by an increase in the number of subscribers that subscribe to our 5G subscription plans, which are relatively higher-priced compared to other types of wireless subscription plans. The decreases in ARPU including MVNO in 2024 and 2023 were primarily due to an increase in the number of MVNO subscribers from whom we derive lower ARPU.

Economic Conditions in Korea. Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, and have been affected by, among others, the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, fluctuations in policy interest rates globally (including Korea), hostilities in the Middle East following the Israel-Hamas war, and more recently, the political situation in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024 and the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days, which have adversely affected, and may continue to adversely affect, the Korean economy. For example, the travel restrictions imposed by governments in response to the COVID-19 pandemic resulted in a significant decrease in revenue from roaming services in 2021 before it significantly increased in 2022 and 2023 in light of the substantial lifting of such travel restrictions in most countries, and further increased in 2024 mainly due to continued growth in demand for international travel by Korean residents. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from mixed signs of deterioration and uncertain recovery displayed by the Korean economy as described above, may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. A future recurrence of COVID-19, other types of widespread infectious diseases or other developments adversely affecting the Korean economy may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Occurrences of widespread infectious diseases, including any possible recurrence of COVID-19, may adversely affect our business, financial condition and results of operations” and Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

Operational Efficiency. We are striving to enhance our operational efficiency through our efforts to reduce operating expenses, optimize capital expenditures and reorganize non-essential business lines and investments. For example, in order to streamline our operating expenses, we have been actively utilizing AI technology in various operational processes, including our marketing activities and customer services. Furthermore, we have shifted the focus of our 5G network-related capital expenditure from expanding network coverage and increasing maximum data transmission speed to enhancing network quality. Moreover, in December 2024, we entered into agreements with Samgu Inc. and its affiliates to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation, which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information, which provides credit information services. The disposals of NATE Communications Corporation and SK M&Service were completed in January 2025 and February 2025, respectively. The disposal of F&U Credit Information is expected to be completed within the first half of 2025.

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare financial statements in accordance with K-IFRS as adopted by the KASB, which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expenses, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS as issued by the IASB for each of the three years ended December 31, 2024 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2024		2023		2022
	(In billions of Won)
Operating profit pursuant to IFRS as issued by the IASB	~~W~~	1,690.9	~~W~~	1,756.3	~~W~~	1,594.3
Differences:
Other income pursuant to IFRS that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(37.3)		(21.9)		(16.0)
Others		(35.0)		(28.5)		(40.3)

		(72.3)		(50.4)		(56.3)
Other operating expenses pursuant to IFRS that are classified as other non-operating expenses pursuant to K-IFRS:
Impairment loss on property and equipment and intangible assets		94.7		10.4		17.0
Loss on disposal of property and equipment and intangible assets		17.4		9.4		20.5
Donations		15.7		14.8		13.1
Bad debt for accounts receivable – other		4.8		5.3		3.0
Others		72.2		7.5		20.4

		204.8		47.3		74.0

Operating profit pursuant to K-IFRS	~~W~~	1,823.4	~~W~~	1,753.2	~~W~~	1,612.1

See note 4(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2024, 2023 and 2022.

Operating Results

The following table sets forth summary consolidated statement of income information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2024			2023			2022
	(In billions of Won, except percentages)
Operating revenue and other income	~~W~~	18,012.9	100.0%	~~W~~	17,658.9	100.0%	~~W~~	17,361.2	100.0%
Revenue		17,940.6	99.6		17,608.5	99.7		17,305.0	99.7
Other income		72.3	0.4		50.4	0.3		56.3	0.3
Operating expenses		16,322.0	90.6		15,902.6	90.1		15,766.9	90.8
Operating profit		1,690.9	9.4		1,756.3	9.9		1,594.3	9.2
Profit before income tax		1,761.8	9.8		1,488.2	8.4		1,236.2	7.1
Income tax expense		374.7	2.1		342.2	1.9		288.3	1.7

Profit for the year		1,387.1	7.7		1,145.9	6.5		947.8	5.5
Attributable to:
Owners of the Parent Company		1,250.2	6.9		1,093.6	6.2		912.4	5.3
Non-controlling interests		136.9	0.8		52.3	0.3		35.4	0.2

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2024			2023			2022
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	~~W~~	10,401.6	58.0%	~~W~~	10,329.0	58.7%	~~W~~	10,253.2	59.2%
Cellular Interconnection		400.5	2.2		432.7	2.5		471.2	2.7
Wireless Device Sales		1,078.7	6.0		993.9	5.6		969.0	5.6
Miscellaneous(2)		1,437.4	8.0		1,367.6	7.8		1,248.9	7.2

Total Cellular Services Revenue		13,318.2	74.2		13,123.2	74.5		12,942.3	74.8

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		156.5	0.9		147.7	0.8		156.7	0.9
Fixed-line Interconnection		14.0	0.1		15.8	0.1		21.2	0.1
Broadband Internet Service and Advanced Media Platform Service(3)		2,510.3	14.0		2,494.0	14.2		2,452.5	14.2
International Calling Service		213.7	1.2		190.9	1.1		180.7	1.0
Miscellaneous(4)		1,180.9	6.6		1,079.6	6.1		1,001.9	5.8

Total Fixed-line Telecommunication Services Revenue		4,075.4	22.7		3,928.0	22.3		3,813.0	22.0

	For the year ended December 31,
	2024			2023			2022
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Others Revenue
T-commerce(5)	~~W~~	302.3	1.7%	~~W~~	301.3	1.7%	~~W~~	329.2	1.9%
Portal Service(6)		21.3	0.1		23.2	0.1		24.7	0.1
Miscellaneous(7)		223.4	1.2		232.8	1.3		195.7	1.1

Total Others Revenue		547.0	3.0		557.3	3.2		549.7	3.2

Total Revenue		17,940.6	100.0		17,608.5	100.0		17,305.0	100.0

Segment Operating Expenses(8)
Cellular Services		11,746.3	65.5		11,673.1	66.3		11,646.2	67.3
Fixed-line Telecommunication Services		3,754.7	20.9		3,582.1	20.3		3,494.2	20.2
Others		616.2	3.4		600.1	3.4		552.5	3.2

Total Segment Operating Expenses		16,117.2	89.8		15,855.3	90.0		15,692.9	90.7

Segment Operating Profit (Loss)(9)
Cellular Services		1,571.9	8.8		1,450.1	8.2		1,296.1	7.5
Fixed-line Telecommunication Services		320.7	1.8		345.9	2.0		318.8	1.8
Others		(69.2)	(0.4)		(42.8)	(0.2)		(2.8)	(0.0)

Total Segment Operating Profit	~~W~~	1,823.4	10.2%	~~W~~	1,753.2	10.0%	~~W~~	1,612.1	9.3%

(1)

Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees such as fees for T Universe subscription program paid by wireless subscribers.

(2)	Miscellaneous cellular services revenue includes revenue from our IoT and other solutions as well as other miscellaneous cellular services.
(3)	Broadband internet service and advanced media platform service revenue includes revenues from our broadband Internet services as well as IPTV and cable TV services.
(4)	Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications services (other than fixed-line telephone service) provided by SK Broadband.
(5)	T-commerce services revenue includes revenues from SK Stoa.
(6)	Portal service revenue includes revenues from our former subsidiary NATE Communications Corporation. See “— Our Business Strategy.”
(7)	Miscellaneous revenue includes revenues from our former indirect subsidiary SK M&Service and other minor miscellaneous revenue items. See “— Our Business Strategy.”
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

2024 Compared to 2023

Operating Revenue and Other Income. Our consolidated operating revenue and other income increased by 2.0% to Won 18,012.9 billion in 2024 from Won 17,658.9 billion in 2023 due to increases in operating revenue and, to a much lesser extent, other income, as discussed below.

Our consolidated operating revenue increased by 1.9% to Won 17,940.6 billion in 2024 from Won 17,608.5 billion in 2023, due to increases in cellular services revenue and fixed-line telecommunications services revenue, which were slightly offset by a decrease in others revenue.

Our consolidated other income increased by 43.5% to Won 72.3 billion in 2024 from Won 50.4 billion in 2023, primarily due to the gain on disposal of property and equipment and intangible assets we recognized in 2024 relating to certain ancillary properties.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, increased by 1.5% to Won 13,318.2 billion in 2024 from Won 13,123.2 billion in 2023. The increase in our cellular services revenue was due to increases in wireless device sales revenue, wireless service revenue and miscellaneous cellular services revenue, partially offset by a decrease in cellular interconnection revenue.

-

Wireless device sales revenue increased by 8.5% to Won 1,078.7 billion in 2024 from Won 993.9 billion in 2023, primarily due to increases in the sales volume and average prices of the handsets we sold during the year, which primarily reflected the launch of new high-end flagship devices by leading manufacturers and higher prices charged by such manufacturers.

-

Wireless service revenue increased by 0.7% to Won 10,401.6 billion in 2024 from Won 10,329.0 billion in 2023, primarily attributable to the continued increase in the number of subscribers who subscribe to our 5G subscription plans and an increase in the usage of our roaming services in light of a further increase in international travel by our subscribers.

-

Miscellaneous cellular services revenue increased by 5.1% to Won 1,437.4 billion in 2024 from Won 1,367.6 billion in 2023, primarily due to increases in revenue from our cloud services, IoT solutions and other new businesses, as we continued to build up the scale of such businesses to complement our core wireless service business.

-	Cellular interconnection revenue decreased by 7.4% to Won 400.5 billion in 2024 from Won 432.7 billion in 2023, primarily attributable to a decrease in interconnection rates.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 3.8% to Won 4,075.4 billion in 2024 from Won 3,928.0 billion in 2023, primarily due to increases in miscellaneous fixed-line telecommunication services revenue, and to a lesser extent, international calling service revenue, broadband Internet service and advanced media platform service revenue, and fixed-line telephone service revenue, slightly offset by a decrease in fixed-line interconnection revenue.

-

Miscellaneous fixed-line telecommunication services revenue increased by 9.4% to Won 1,180.9 billion in 2024 from Won 1,079.6 billion in 2023, primarily due to an increase in revenue from our business communications services, including our data center services.

-	International calling service revenue increased by 11.9% to Won 213.7 billion in 2024 from Won 190.9 billion in 2023, primarily due to an increase in international calling volume.

-

Revenue from our broadband Internet service and advanced media platform service (including our IPTV and cable TV services) slightly increased by 0.7% to Won 2,510.3 billion in 2024 from Won 2,494.0 billion in 2023, primarily due to an increase in the number of IPTV subscribers to 6.8 million subscribers as of December 31, 2024 from 6.7 million subscribers as of December 31, 2023.

-

Fixed-line telephone service revenue increased by 6.0% to Won 156.5 billion in 2024 from Won 147.7 billion in 2023, primarily due to an increase in calling volume, including those relating to the National Assembly election campaigns in 2024.

-

Fixed-line interconnection revenue decreased by 11.4% to Won 14.0 billion in 2024 from Won 15.8 billion in 2023, primarily due to a continued decrease in interconnection rates, as well as decreases in residential calling volume and the number of fixed-line telephone subscribers to 3.4 million as of December 31, 2024 from 3.5 million as of December 31, 2023.

•

Others: The revenue of our others segment slightly decreased by 1.8% to Won 547.0 billion in 2024 from Won 557.3 billion in 2023, primarily due to a 4.1% decrease in our miscellaneous others revenue, which mainly reflected a decrease in revenue we derived from our former subsidiary SK M&Service, and an 8.2% decrease in our portal service revenue derived from our former subsidiary NATE Communications Corporation. Such decreases were partially offset by a 0.3% increase in the revenue of SK Stoa’s T-commerce business to Won 302.3 billion in 2024 from Won 301.3 billion in 2023, which mainly reflected an increase in the gross value of merchandise sold.

Operating Expenses. Our consolidated operating expenses increased by 2.6% to Won 16,322.0 billion in 2024 from Won 15,902.6 billion in 2023, primarily due to a 9.5% increase in labor costs to Won 2,725.8 billion in 2024 from Won 2,488.2 billion in 2023, a 12.9% increase in other operating expenses to Won 1,864.0 billion in 2024 from Won 1,651.3 billion in 2023 and a 4.7% increase in cost of goods sold to Won 1,326.2 billion in 2024 from Won 1,266.4 billion in 2023, partially offset by a 1.5% decrease in depreciation and amortization expenses to Won 3,560.4 billion in 2024 from Won 3,614.8 billion in 2023 and a 21.0% decrease in advertising expenses to Won 186.3 billion in 2024 from Won 235.8 billion in 2023.

The increase in labor costs was primarily due to our one-time implementation of a voluntary retirement program and a general increase in the base salary of our employees.

The increase in other operating expenses was primarily due to an increase in impairment loss on property and equipment and intangible assets related to the replacement of outdated equipment and our recognition of the expected amount of certain administrative fine of Won 42.6 billion, which was provisionally announced by the KFTC in March 2025 (see “Item 8.A. — Consolidated Statements and Other Financial Information — Legal Proceedings — KFTC Proceedings”), as well as an increase in utilities, mainly reflecting an increase in electricity prices.

The increase in cost of goods sold was primarily due to increases in sales of merchandise under our T Universe subscription program and solutions businesses to our enterprise customers.

The decrease in depreciation and amortization expenses was primarily related to the expiration of the applicable amortization period for certain of our software assets and a decrease in the amortization expenses for our frequency usage rights, as well as a decrease in acquisitions of property and equipment.

The decrease in advertising expenses was primarily due to continued stabilization of the market for wireless service subscribers and our efficient management of marketing fees as part of our ongoing organizational efforts to enhance operational efficiency, as well as the base effect of our extensive advertising campaigns in 2023 as part of our efforts to promote the City of Busan’s bid to host the World Expo 2030.

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

•

Cellular services: The segment operating expenses for our cellular services segment slightly increased by 0.6% to Won 11,746.3 billion in 2024 from Won 11,673.1 billion in 2023, due to the increase in SK Telecom’s labor costs as described above, which was substantially offset by a decrease in commissions paid to SK Telecom’s authorized dealers and independent retailers, as the market for new 5G subscribers continued to stabilize, and a decrease in depreciation and amortization expenses, primarily reflecting the expiration of the applicable amortization period for certain of our software assets and a decrease in the amortization expenses for our frequency usage rights, as well as a decrease in acquisitions of property and equipment.

•

Fixed-line telecommunication services: The segment operating expenses for our fixed-line telecommunication services segment increased by 4.8% to Won 3,754.7 billion in 2024 from Won 3,582.1 billion in 2023, primarily due to increases in SK Broadband’s labor costs, primarily reflecting higher wage levels and associated retirement benefits, as well as in marketing expenses and commissions, primarily reflecting increases in the sale of broadband Internet and IPTV service subscriptions.

•

Others: The segment operating expenses for our others segment increased by 2.7% to Won 616.2 billion in 2024 from Won 600.1 billion in 2023, primarily due to increases in utilities and costs of goods sold as well as labor costs.

Operating Profit. Our consolidated operating profit decreased by 3.7% to Won 1,690.9 billion in 2024 from Won 1,756.3 billion in 2023, as the increase in operating expenses outpaced the increase in operating revenue and other income in 2024.

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

•

Cellular services: The segment operating profit of our cellular services segment increased by 8.4% to Won 1,571.9 billion in 2024 from Won 1,450.1 billion in 2023, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the various reasons described above. The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment increased to 11.8% in 2024 from 11.0% in 2023.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment decreased by 7.3% to Won 320.7 billion in 2024 from Won 345.9 billion in 2023, due to the greater increase in segment operating expenses as compared to the increase in segment operating revenue, for the reasons described above. The segment operating margin of our fixed-line telecommunication services segment decreased to 7.9% in 2024 from 8.8% in 2023.

•

Others: The segment operating loss of our others segment increased by 61.7% to Won 69.2 billion in 2024 from Won 42.8 billion in 2023, due to the increase in segment operating expenses as compared to the decrease in segment operating revenue as described above. As a result, the segment operating margin of our others segment worsened to (12.7)% in 2024 from (7.7)% in 2023.

Finance Income and Finance Costs. Our finance income increased by 42.9% to Won 355.0 billion in 2024 from Won 248.4 billion in 2023, primarily due to a 65.6% increase in gain relating to financial instruments at fair value through profit or loss to Won 190.4 billion in 2024 from Won 115.0 billion in 2023, primarily relating to the appreciation of the fair value of our equity investments in Joby Aviation Inc. and Anthropic PBC. The effect of such increase was enhanced by a 24.4% increase in interest income to Won 87.2 billion in 2024 from 70.1 billion in 2023, which mainly reflected an increase in the average volume of our interest-earning financial assets.

Our finance costs increased by 14.9% to Won 605.9 billion in 2024 from Won 527.4 billion in 2023, primarily due to a significant increase in loss relating to financial instruments at fair value through profit or loss to Won 133.0 billion in 2024 from Won 49.6 billion in 2023, primarily relating to forward transaction loss from our investment in Penguin Solutions Inc. The effect of such increase was enhanced by a 3.4% increase in interest expense to Won 403.1 billion in 2024 from Won 389.8 billion in 2023, which mainly reflected our refinancing of maturing debt at higher interest rates in recent years, as the market interest rates were generally higher in more recent periods compared to earlier periods over the past few years. The impact of such increases was partially offset by a decrease in loss on sale of accounts receivable – other related to our sale of accounts receivable for handset installment payments to Won 35.3 billion in 2024 from Won 65.0 billion in 2023.

Gains Related to Investments in Subsidiaries, Associates and Joint Ventures. Gains related to investments in subsidiaries, associates and joint ventures significantly increased to Won 321.8 billion in 2024 from Won 10.9 billion in 2023, primarily due to the reclassification of our equity interest in SAPEON Korea Inc. from a consolidated subsidiary to an associate, following its merger with and into Rebellions, Inc. during 2024.

Income Tax. Income tax expense increased by 9.5% to Won 374.7 billion in 2024 from Won 342.2 billion in 2023 primarily due to an 18.4% increase in profit before income tax to Won 1,761.8 billion in 2024 from Won 1,488.2 billion in 2023. Our effective tax rate in 2024 decreased to 21.3% from 23.0% in 2023. Our effective tax rates in 2024 and 2023 were lower than the maximum statutory tax rate of 26.4% for both years, primarily due to, in the case of 2024, changes in unrecognized deferred taxes as well as tax credits and tax reductions, and in the case of 2023, tax credits and tax reductions.

Profit for the Year. Principally as a result of the factors discussed above, our profit for the year increased by 21.0% to Won 1,387.1 billion in 2024 from Won 1,145.9 billion in 2023. Profit for the year as a percentage of operating revenue and other income was 7.7% in 2024 compared to 6.5% in 2023.

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

Our finance costs increased by 15.6% to Won 527.4 billion in 2023 from Won 456.3 billion in 2022, primarily due to an 18.7% increase in interest expense to Won 389.8 billion in 2023 from Won 328.3 billion in 2022, which primarily reflected higher market interest rates.

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

Liquidity

We had a working capital deficit (current liabilities in excess of current assets) of Won 1,747.6 billion as of December 31, 2024, Won 408.4 billion as of December 31, 2023 and Won 827.3 billion as of December 31, 2022. The increase in our working capital deficit as of December 31, 2024 compared to December 31, 2023 was mainly due to an increase in our current liabilities, primarily in relation to accounts payable – other and current portion of long-term debt, net. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents and short term financial instruments of Won 2,347.6 billion as of December 31, 2024, Won 1,749.9 billion as of December 31, 2023 and Won 2,119.5 billion as of December 31, 2022. We had outstanding short term borrowings and current portion of long-term debt of Won 2,560.1 billion as of December 31, 2024, Won 1,621.8 billion as of December 31, 2023 and Won 2,110.6 billion as of December 31, 2022. As of December 31, 2024, SK Telecom had credit lines with several local banks that provided for borrowing of up to Won 1,050 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 2,023.7 billion as of December 31, 2024, Won 1,455.0 billion as of December 31, 2023 and Won 1,882.3 billion as of December 31, 2022. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2024		2023		2022		2023 to 2024			2022 to 2023
	(In billions of Won, except percentages)
Net cash provided by operating activities	~~W~~	5,087.3	~~W~~	4,947.2	~~W~~	5,159.3	~~W~~	140.1	2.8%	~~W~~	(212.1)	(4.1)%
Net cash used in investing activities		(2,711.8)		(3,352.9)		(2,807.8)		641.1	(19.1)		(545.1)	19.4
Net cash used in financing activities		(1,809.9)		(2,021.0)		(1,349.9)		211.1	(10.4)		(671.1)	49.7
Net increase (decrease) in cash and cash equivalents		565.6		(426.7)		1,001.6		992.3	N.A.		(1,428.3)	N.A.
Effect of exchange rate changes on cash and cash equivalents		26.1		(0.6)		7.9		26.7	N.A.		(8.5)	N.A.
Cash and cash equivalents at beginning of period		1,455.0		1,882.3		872.7		(427.3)	(22.7)		1,009.6	115.7
Cash and cash equivalents at end of period		2,023.7		1,455.0		1,882.3		568.7	39.1		(427.3)	(22.7)

N.A. = Not available

Cash Flows from Operating Activities. Net cash provided by operating activities was Won 5,087.3 billion in 2024, Won 4,947.2 billion in 2023 and Won 5,159.3 billion in 2022. Profit for the year was Won 1,387.1 billion in 2024, Won 1,145.9 billion in 2023 and Won 947.8 billion in 2022. Net cash provided by operating activities in 2024 increased by 2.8% from 2023, primarily due to the increase in profit for the year as well as increases in accrued expenses (mainly reflecting an increase in the outstanding year-end payables relating to our operating expenditures and our recognition of the expected amount of certain administrative fine announced by the KFTC in March 2025 as described above) and in withholdings (mainly reflecting an increase in our salary expenses) compared to decreases of such line items in 2023. Net cash provided by operating activities in 2023 decreased by 4.1% from 2022, primarily due to decreases in accounts payable – other and accrued expenses, mainly reflecting decreases in the outstanding year-end payables related to our operating expenditures, compared to increases of such line items in 2022.

Cash Flows from Investing Activities. Net cash used in investing activities was Won 2,711.8 billion in 2024, Won 3,352.9 billion in 2023 and Won 2,807.8 billion in 2022. Cash inflows from investing activities were Won 362.3 billion in 2024, Won 272.6 billion in 2023 and Won 1,229.9 billion in 2022. Cash inflows in 2024 mainly reflected collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers, and proceeds from disposals of investments in associates and joint ventures, mainly related to the reductions of paid-in capital by SK Technology Innovation Company and SK Latin America Investment S.A. Cash inflows in 2023 mainly reflected collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers, and proceeds from disposals of long-term investment securities, mainly related to the disposal of investment assets held by our subsidiary Atlas Investment.

Cash outflows for investing activities were Won 3,074.1 billion in 2024, Won 3,625.5 billion in 2023 and Won 4,037.7 billion in 2022. Cash outflows in 2024, 2023 and 2022 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,487.4 billion, Won 2,973.9 billion and Won 2,908.3 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the maintenance and enhancement of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities. Net cash used in financing activities was Won 1,809.9 billion in 2024, Won 2,021.0 billion in 2023 and Won 1,349.9 billion in 2022. Cash inflows from financing activities were Won 1,552.2 billion in 2024, Won 2,416.8 billion in 2023 and Won 1,802.0 billion in 2022. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,236.5 billion in 2024, Won 1,785.1 billion in 2023 and Won 1,200.1 billion in 2022, as well as proceeds from long-term borrowings, which provided cash of Won 200.0 billion in 2024, Won 50.0 billion in 2023 and Won 440.0 billion in 2022, and proceeds from issuance of hybrid bonds in the case of 2023, which provided cash of Won 398.5 billion.

Cash outflows for financing activities were Won 3,362.0 billion in 2024, Won 4,437.8 billion in 2023 and Won 3,151.9 billion in 2022. Cash outflows for financing activities included repayments of debentures, repayments of long-term borrowings, payments of dividends, repayments of long-term payables – other and repayments of lease liabilities, among other items. Repayments of debentures were Won 1,235.8 billion in 2024, Won 1,869.2 billion in 2023 and Won 1,390.0 billion in 2022. Repayments of long-term borrowings were Won 402.5 billion in 2024, Won 125.0 billion in 2023 and Won 41.5 billion in 2022. Payments of dividends were Won 804.3 billion in 2024, Won 773.8 billion in 2023 and Won 904.0 billion in 2022. Repayments of long-term payables – other were Won 369.2 billion in 2024, Won 400.2 billion in 2023 and Won 400.2 billion in 2022. In addition, repayments of lease liabilities were Won 381.3 billion in 2024, Won 402.5 billion in 2023 and Won 401.1 billion in 2022.

As of December 31, 2024, we had total long-term debt (excluding current portion) outstanding of Won 6,566.7 billion, which included debentures in the amount of Won 6,363.6 billion and bank and institutional borrowings in the amount of Won 203.1 billion. As of December 31, 2023, we had total long-term debt (excluding current portion) outstanding of Won 7,421.9 billion, which included debentures in the amount of Won 7,106.3 billion and bank and institutional borrowings in the amount of Won 315.6 billion. For a description of our long-term debt, see note 18 of the notes to our consolidated financial statements.

As of December 31, 2024, we had (i) Won 7,005.0 billion aggregate principal amount of Korean Won-denominated debentures outstanding, of which SK Telecom issued Won 5,620.0 billion and SK Broadband issued Won 1,385.0 billion, and (ii) Won 1,521.3 billion aggregate principal amount of debentures outstanding denominated in U.S. dollars. The fixed interest rates of our debentures range from 1.17% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2024, substantially all of our foreign currency-denominated short term and long-term borrowings and debentures, which in the aggregate amounted to 16.7% of our total outstanding short-term and long-term debt, including the current portion and net of present value discount and discounts on bonds as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Capital Requirements

Historically, capital expenditures, repayment of outstanding debt, frequency usage payments and lease payments have represented our most significant use of funds. In recent years, we have also increasingly dedicated capital resources to develop and invest in innovative new solutions and services, including those utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, as well as to make strategic investments in companies with innovative technology or other complementary offerings of solutions and services.

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2025. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures. The following table sets forth our actual capital expenditures for 2024, 2023 and 2022:

	Year ended December 31,
	2024		2023		2022
	(In billions of Won)
Wireless Networks(1)	~~W~~	1,259.0	~~W~~	1,380.6	~~W~~	1,833.4
Fixed-line Network(2)		850.2		999.5		820.2
Others(3)		378.2		593.8		254.7

Total	~~W~~	2,487.4	~~W~~	2,973.9	~~W~~	2,908.3

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.

(2)	Includes all capital expenditures made by SK Broadband.
(3)	Includes non-network related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2024, 2023 and 2022 were Won 2,487.4 billion, Won 2,973.9 billion and Won 2,908.3 billion, respectively. Of such amounts, we spent approximately 50.6%, 46.4% and 63.2%, respectively, on capital expenditures related to building and enhancing our wireless networks. Our capital expenditures related to building and enhancing our wireless networks, including in connection with our 5G network which we launched in 2019, have generally decreased in recent years. See “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network — 5G Network.” Our other non-network related capital expenditures in 2024, 2023 and 2022 primarily related to developing new products, services and technology, upgrades to our information technology systems and equipment and investments in data infrastructure.

In particular, we have been making capital expenditures to expand, and subsequently maintain and enhance, our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to maintain our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” We plan to continue to make capital investments in 2025 to maintain and enhance our 5G network and develop related technologies, as well as to maintain our LTE network.

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

We currently expect to spend a similar amount for capital expenditures in 2025 compared to 2024 for a range of projects, including investments to further maintain and enhance our 5G network and related services, investments to maintain our LTE network and related services, investments to improve and maintain our Wi-Fi network, investments to develop our various solutions and services business portfolio, including IoT and AI solutions, investments in data infrastructure, investments in further research and development of 5G and 5G-Advanced technologies, investments in businesses that can potentially leverage our 5G network, and investments in funding for mid- to long-term research and development projects. Such projects also include other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas. However, our overall capital expenditure levels and the allocation of such expenditures remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2025 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments. Accordingly, we periodically review the amount of our capital expenditures and other investments and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt. As of December 31, 2024, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2025	~~W~~	2,561.3
2026		1,118.1
2027		1,663.0
2028 and thereafter		3,806.0

Lease Payments. Pursuant to IFRS 16, Leases, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. As of December 31, 2024, our aggregate current and long-term lease liabilities amounted to Won 1,638.0 billion, which primarily related to land, buildings and structures we leased from third parties in the ordinary course of our business. As of December 31, 2024, our payment obligations with respect to our lease liabilities were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2025	~~W~~	378.5
2026		421.2
2027		270.1
2028 and thereafter		836.2

Investments in New Growth Businesses. We may also require capital for investments to support our development of new growth businesses, including, for example, investments in leading AI technology companies to facilitate mutual collaboration. Our notable strategic investments in other companies for such purpose in recent years include the following:

•

In June 2023, we made an equity investment of US$100 million in Joby Aviation Inc., a transportation company based in Santa Cruz, California, which is developing electric vertical take-off and landing aircrafts, as part of our ongoing efforts to develop emissions-free aerial ridesharing services to cities and communities across Korea.

•

In August 2023, we made an equity investment of US$100 million in Anthropic PBC, a generative AI technology company based in San Francisco, California, in order to jointly develop a multilanguage large-language model customized for telecommunications companies.

•

In February 2024, we made an equity investment of US$20 million in Lambda, Inc., a GPU cloud service provider based in San Francisco, California, in order to cooperate on the development and launch of GPUaaS and AI data center solutions and services.

•

In June 2024, we made an equity investment of US$10 million in Perplexity AI, Inc., an AI technology company based in San Francisco, California, in order to cooperate on the development of generative AI search engine services.

•

In December 2024, we made an equity investment of US$200 million in Penguin Solutions Inc., a leading designer and developer of enterprise solutions based in Milpitas, California, in order to cooperate on the development of differentiated global end-to-end AI factory and data center solutions and services.

To date, we have made more than US$300 million on a cumulative basis in AI-related investments, and we seek to continue making such and other investments in furtherance of our growth strategy. See “Item 4.B. Business Overview — Our Business Strategy.”

From time to time, we may make other investments in telecommunications or other businesses in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest. For example, in December 2024, we entered into agreements with Samgu Inc. and its affiliates to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation, which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information, which provides credit information services. The disposals of NATE Communications Corporation and SK M&Service were completed in January 2025 and February 2025, respectively. The disposal of F&U Credit Information is expected to be completed within the first half of 2025.

Severance Payments. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2024, was Won 1,142.3 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,294.6 billion as of such date. Accordingly, we recognized defined benefit assets of Won 154.3 billion and defined benefit liabilities of Won 2.0 billion as of December 31, 2024. Also see “Item 6.D. Employees — Employee Benefits” and note 21 of the notes to our consolidated financial statements.

Dividends. Total cash outflows for payments of dividends amounted to Won 804.3 billion in 2024, Won 773.8 billion in 2023 and Won 904.0 billion in 2022.

In April 2025, we distributed annual dividends at Won 1,050 per share (exclusive of aggregate interim dividends of Won 2,490 per share distributed during the course of 2024) to our shareholders for an aggregate payout amount of Won 223.5 billion.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations (excluding short-term leases and leases of low-value assets) at December 31, 2024, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	~~W~~	8,532.8	~~W~~	2,148.8	~~W~~	2,578.0	~~W~~	1,866.0	~~W~~	1,940.0
Interest		1,100.7		270.5		402.9		159.1		268.2
Long-term borrowings
Principal		515.6		312.5		203.1		—		—
Interest		19.5		13.3		6.2		—		—
Lease liabilities		1,906.0		378.5		691.3		379.2		457.0
Facility deposits		13.8		8.2		—		—		5.6
Other long-term payables(2)
Principal		921.1		369.2		460.5		91.4		—
Interest		42.1		22.2		17.7		2.2		—
Short-term borrowings		100.0		100.0		—		—		—

Total contractual cash obligations	~~W~~	13,151.6	~~W~~	3,623.2	~~W~~	4,359.7	~~W~~	2,497.9	~~W~~	2,670.8

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

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics and media. SK Telecom’s research and development activity is primarily conducted through our Global Solution Technology Center, which is subdivided into Future R&D Group, Cloud R&D Group, Vision R&D Group, Open AIX R&D Group, Media R&D Group and Global Solution Synergy Group. The Infrastructure Technology Group under our ICT Infrastructure Center also conducts related research and development activities.

Each business unit also has its own research team that can concentrate on specific short-term research needs, and some of our consolidated subsidiaries also have their own research and development organizations to focus on activities related to their respective business areas. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services. See “Item 4.B. Business Overview — Our Business Strategy.”

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

Executive directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Young Sang Ryu	May 1970	2018	2027	Executive Director, President and Chief Executive Officer	President and Chief Executive Officer of SK Broadband	President of Mobile Network Operations Division, SK Telecom; Executive Vice President of Business Development Group, SK Inc.; Head of Corporate Center, SK Telecom
Yang Seob Kim	Feb. 1966	2024	2027	Head of Corporate Planning Center and Chief Financial Officer	—	Head of Finance Division and Chief Financial Officer, SK Innovation;

Our current non-executive directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Dong Soo Kang	Jun. 1969	2025	2028	Non-executive Director	Head of PM Division, SK Inc.	Head of PM Division, SK Inc.; Head of Portfolio Division, SK Innovation; Head of Solution & Platform Development Division, SK Energy
Mi Kyung Noh	Aug. 1965	2024	2027	Independent Non-executive Director	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong	Executive Vice President and Chief Risk Officer, HSBC Seoul; Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul
Yong Hak Kim	Jan. 1953	2020	2026	Independent Non-executive Director	Professor Emeritus, Yonsei University	President, Yonsei University; BK Planning Committee, Ministry of Education; Member, Presidential Advisory Council of Policy Planning; Professor of Sociology, Yonsei University
Junmo Kim	Sept. 1976	2020	2026	Independent Non-executive Director	Associate Professor of Electrical Engineering, KAIST	Assistant Professor of Electrical Engineering, KAIST; Senior Researcher, Samsung Advanced Institute of Technology
Haeyun Oh	Nov. 1974	2023	2026	Independent Non-executive Director	President, KAIST Artificial Intelligence Research Institute	Director, KAIST Center for MARS Artificial Intelligence Research
Chang Bo Kim	Jul. 1959	2025	2028	Independent Non-executive Director	Attorney, DR & AJU LLC	Presiding Judge, Seoul Central District Court; Chief Judge, Seoul High Court; Vice Minister, National Court Administration

Other Executive Officers

In addition to our executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Eun Kyung Kang	Sept. 1972	Head of MNO Planning Office	Head of Customer Planning Office
Hyuncheol Ku	Dec. 1971	Head of MNO Portfolio Office	Leader of Policy Cell
Young Sang Kwon	Mar. 1971	Head of CR Strategy Office	Leader of Policy System Team
Hai Sung Kwon	Jul. 1975	Head of AT Platform Office	Acting Head of AI/DT
Kyeong Deog Kim	Apr. 1966	Head of Enterprise Business Division	Chief Executive Officer, Dell Technologies Korea
Dae Sung Kim	Dec. 1971	Head of Corporate Planning Office	Head of MNO Support
Do Youn Kim	Feb. 1973	Head of Internal Audit Office	Vice President, SK China
Do Yeop Kim	Nov. 1977	Head of Compliance Management Legal Office	Head of Legal Office, SK Inc.
Do Youn Kim	Oct. 1973	Head of SKMS Center	Leader of mySUNI SV College
Dong Hyun Kim	May 1977	Head of Brand Strategy Office	Acting Head of Brand Communications
Myoung Gook Kim	Jul. 1972	Head of GPUaaS Business Office	Acting Head of Cloud Business
Min Ho Kim	Apr. 1971	Head of HR Center	Head of Corporate Culture Office, SK Innovation
Byong Jun Kim	Feb. 1970	Officer of SK Research Institute	Leader of mySUNI Innovation Design College
Sang Bum Kim	Jul. 1970	Head of Distribution Office	Acting Head of Distribution
Yong Hun Kim	Jul. 1978	Head of A. Business Division	Chief Product Officer, WooWa Brothers
Eun Jung Kim	May 1978	On dispatch to SUPEX Council Project	Dispatch to SUPEX Council Project
Jiwon Kim	Jun. 1985	Head of AI Model Lab	Professional Researcher, Samsung Advanced Institute of Technology
Jee Hyun Kim	Oct. 1972	Officer of SK Research Institute	Research Officer of Deep Change, SK Research Institute
Ji Hyung Kim	Oct. 1971	Head of Biz Platform Office	Head of Untact CP
Ji Hoon Kim	Sept. 1978	Head of AI Business Strategy Office	Leader of Integrated Product Offering Team
Hogeun Kim	Sept. 1969	Head of Global/AI Legal Office	Acting Head of Legal
Hee Sup Kim	Oct. 1968	Head of PR Center	Head of Public Relations Office
Suk Kwon Na	Nov. 1966	Officer of SK Research Institute	Director of Statistical Policy, Statistics Korea
Jae Sang Noh	Mar. 1973	Head of Malaysia Office	Country Office Project Leader, SK E&S Indonesia
Hoon Do	Sept. 1973	On dispatch to SUPEX Council Project	Head of PR, SK ecoplant
Jung Hwan Ryu	Jun. 1970	Head of Network Infra Center	Head of Infrastructure Support Group
Takki Yu	Jul. 1976	Head of Infra Technology Office	Leader of Access Network Development Team

Name	Month and Year of Birth	Position	Business Experience
Kap In Moon	May 1969	Head of Metropolitan Area Marketing Office	Head of Strategy Group Team
Kyu Hyun Park	May 1972	Head of Digital Communication Office	Acting Head of Digital Communication
June Park	Jun. 1976	Head of AI Intelligence Business Office	Head of AIX Business Division, SK C&C
Byeong Chan Bai	Jun. 1972	Head of MNO AT Office	Representative, SK USA
Jae Jun Bae	Jan. 1972	Head of Enterprise Business Strategy Office	Head of Corporate Planning, SK Broadband
Jae Won Bok	Aug. 1973	Head of Infra Engineering Office	Acting Head of IP Infrastructure
Jin Woo So	Dec. 1961	On dispatch to SUPEX Council Project	Representative, SK Planet
Ji Hwan Suk	Sept. 1976	Head of AT Data Office	Acting Head of Cloud Data
Suk Ham Sung	Apr. 1970	Head of Policy Cooperation Office	Evaluation Manager of Performance Evaluation Office, MSIT
In Hyuk Sohn	Oct. 1978	Head of O/I Development Office	Head of PMO
Yong Sik Shin	Aug. 1971	Head of AIX Business Division	Head of Energy Business Team
Seung Hyun Yang	Apr. 1969	Head of AI R&D Center	Vice President, Konan Technology
Jong Hwan Um	Jul. 1974	Head of ESG Development Office	Project Leader of Business Support Team, SK Inc.
Sung Jin Yeum	Oct. 1972	On dispatch to SUPEX Council Project	Head of CR Support
Kyung Sang Yu	Dec. 1981	Head of Corporate Strategy Center	Director of the Investment Center, SK Inc
Jae Ho Yoo	Dec. 1973	Head of Portfolio Strategy Office	Growth Business Group, Eleven Street
Chul Jun Yu	Sept. 1971	Head of Smart Device Office	Head of Service Ace
Sung Eun Yoon	Jan. 1973	On dispatch to SUPEX Council Project	Head of Corporate Relations Strategy Office Policy System Team
Jae Woong Yoon	Nov. 1972	Head of Marketing Strategy Office	Head of 5GX Cluster Marketing
Hyeong Sig Yoon	Apr. 1968	Head of Infra O&M Office	Head of Infrastructure DT Team
Gahp Jae Lee	Feb. 1973	Head of Busan Marketing Office	Head of Central Marketing Office
Kun Koo Lee	Aug. 1976	On dispatch to SUPEX Council Project	Dispatch to SUPEX Council Project
Ki Yoon Lee	Dec. 1969	Head of CR Center	Project Leader of Customer Value Innovation Office
Dong Kee Lee	Jan. 1982	Head of AI DC Lab	Head of 5GX MEC Product
Sang Gu Lee	Jul. 1970	Head of Biz Messaging Office	Head of MNO Data Business Team
Seung Yeoll Lee	Feb. 1970	Head of Public Relations Office	Head of Public Relations Planning
Young Tak Lee	Jul. 1972	Head of Growth Support Office	Acting Head of CR Support
Yong Suk Lee	Nov. 1961	Research Officer at SK Research Institute	Head of ESG Group, SK Research Institute

Name	Month and Year of Birth	Position	Business Experience
Jae Shin Lee	Feb. 1976	Head of AI Growth Strategy Office	Acting Head of Global AI Business Development
Jae Joon Lee	Jan. 1975	Head of SKTA	Acting Head of P-TF
Jung Ryong Lee	Dec. 1975	Head of AI Agent Development Office	Acting PO, Data Engineering
Jong Min Lee	Jul. 1978	Head of Future R&D Lab	Head, Media Technology Institute
Jong Hoon Lee	Nov. 1975	Head of Infra Strategy Office	Acting Head of Infrastructure Solutions
Joo Young Lee	May 1975	Officer of SK Research Institute	RF Researcher, Deep Change
Joon Hyoung Lee	Dec. 1973	Head of AI Auto Development Office	Acting Head of A. Platform
Hyunwoo Lee	Dec. 1971	Head of AI DC Development Office	Acting Head of Global Business Development
Hye Yeon Lee	May 1983	Head of SKMS Office	Acting Head of Change Management
Kyoo Nam Im	Apr. 1970	Director of SK Academy	Head of HR Support Division, SK Siltron
Bong Ho Lim	Dec. 1966	Head of MNO Business Division	Head of Metropolitan Area Marketing Division
Jeong Yeon Lim	May 1976	Head of Media Lab	Leader of Media Processing Development Team
Hyun Ki Chang	Jan. 1971	Head of AT/DT Center	General Manager of Digital Platform Implementation, Shinhan Financial Group
Jong Min Jeon	May 1970	Head of Leadership Center	Leader of mySUNI Happiness College
Dae Dug Jeong	Sept. 1967	Head of Finance Office	Head of Tax Team
Min Young Jeong	Dec. 1986	Head of GPAA Service Office	Tech Leader, Naver Clova
Suk Geun Chung	Dec. 1976	Head of GPAA Business Division	Head of CIC, Naver Clova
Jai Hun Jung	Jun. 1968	Head of CGO	Director of the Investment Support Center, SK Square
Chang Kawn Jung	Jul. 1970	Head of Serious-accident Prevention Office	Head of Infrastructure Engineering Group
Hui Yong Jeong	Mar. 1973	Head of Global A&I Center	Head of Strategic Planning Office, SK Inc.
Sang Hyuk Cho	Jun. 1972	Head of AI Strategic Partnership Office	Acting Head of Strategic Alliances
Young Log Cho	Jun. 1971	Officer of SK Research Institute	Assistant to Head of External Cooperation Office
Ik Hwan Cho	Oct. 1977	Head of Digital Twin Lab	Head of 5GX Service Development
Hyun Deuk Cho	Feb. 1975	Head of AI Communication Development Office	Acting Head of AI Phone
Young Hun Chae	Sept. 1969	Head of Daegu Marketing Office	Acting Head of Daegu
Jong Keun Chae	Jul. 1968	Head of Compliance Office	Head of Compliance Team
Dong Hee Choi	Feb. 1978	Head of AI Strategy Office	Head of Digital Invest Center, SK Inc.
Yong Jin Choi	Feb. 1977	Head of AI Platform Tech Office	Head of MNO DT Labs

Name	Month and Year of Birth	Position	Business Experience
Jai Won Choi	Oct. 1970	Head of Central Regional Marketing Office	Acting Head of West Region
Jae Won Chey	May 1963	Senior Vice Chairman of SK Research Institute	Senior Vice Chairman of SK Inc. and SK Innovation
Tae Won Chey	Dec. 1960	Chairman	Representative Director of SK Inc., SK Innovation and SK Hynix
Hwan Seok Choi	Aug. 1971	Head of Corporate Strategy Office	Head of IPO Promotion
Myung Bok Ha	Mar. 1971	Head of Western Regional Marketing Office	Head of Service Ace
Min Yong Ha	Sept. 1970	Head of AI DC Business Division	Head of Global Alliance Group
Sang Dong Han	Apr. 1974	Head of CR Support Office	Acting Head of Growth Support
Sun Kee Hong	Mar. 1972	Head of Metropolitan Infra Office	Head of Western Infra
Seung Tae Hong	Jul. 1971	Head of Customer Value Innovation Office	Leader of Portfolio Innovation Team
Jae Man Hwang	Feb. 1977	Head of HR Office	Acting Head of HR
Davis Eric Hartman	Oct. 1980	Head of AI Tech Collaboration Office	Head of Global AI Development Group

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all executive directors, who also serve as our executive officers, and non-executive directors) during the year ended December 31, 2024 totaled approximately Won 5.8 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2024 was as follows:

Name	Position	Composition of Total Compensation									Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised		Other Earned Income		Severance
		(in millions of Won)
Young Sang Ryu	Executive Director	~~W~~	1,400	~~W~~	1,640	~~W~~	17	~~W~~	26	—	~~W~~	3,083	(1)
Jong Ryeol Kang	Executive Director		700		754		—		13	3,727		5,194	(2)

(1)	Does not include 26,555 performance stock units granted in consideration of short-term and long-term achievements (“PSUs”). See “— Other Equity-based Compensation — PSU Program” below.
(2)	Does not include 5,311 PSUs. See “— Other Equity-based Compensation — PSU Program” below.

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

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all executive directors, who also serve as our executive officers) during the year ended December 31, 2024 totaled approximately Won 65.5 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2024 was as follows:

Name	Position	Composition of Total Compensation									Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised	Other Earned Income		Severance
		(in millions of Won)
Jong Ryeol Kang	Executive Director	~~W~~	700	~~W~~	754	—	~~W~~	13	~~W~~	3,727	~~W~~	5,194	(1)
Yong Seop Yum	Head of SK Research Institute		825		544	—		5		3,567		4,941
Yong Joo Park	Vice President		455		631	—		7		2,045		3,138	(2)
Young Sang Ryu	Representative Director		1,400		1,640	17		26		—		3,083	(3)
Yong Chul Yoon	Vice President		570		513	—		5		1,873		2,961

(1)	Does not include 5,311 PSUs. See “— Other Equity-based Compensation — PSU Program” below.
(2)	Does not include 2,360 PSUs. See “— Other Equity-based Compensation — PSU Program” below.
(3)	Does not include 26,555 PSUs. See “— Other Equity-based Compensation — PSU Program” below.

Stock Options

On February 24, 2022, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 25, 2022. On February 23, 2023, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 28, 2023. The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of March 31, 2025:

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)		Number of shares issuable
			From	To
Jung Ho Park	Former Executive Director, President and Chief Executive Officer	March 26, 2020	March 27, 2023	March 26, 2027	~~W~~	38,452	337,408
Young Sang Ryu	Executive Director, President and Chief Executive Officer	March 26, 2020	March 27, 2023	March 26, 2027		38,452	7,145
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	18,190
		March 25, 2022	March 26, 2025	March 25, 2029		56,860	98,425	(2)
Jong Ryeol Kang	Former Head of ICT Infra	March 26, 2020	March 27, 2023	March 26, 2027		38,452	6,219
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	7,136
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	21,743
Poong Young Yoon	Former Head of Corporate Center 1	March 26, 2020	March 27, 2023	March 26, 2027		38,452	5,293
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	10,203
Seong Ho Ha	Former Head of Corporate Relations Center	March 26, 2020 March 25, 2021	March 27, 2023	March 26, 2027		38,452	5,028
			March 26, 2023	March 25, 2026		50,276	5,830
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	9,341
Dong Hwan Cho	Former Chief Information Officer	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	5,375
		March 25, 2022	March 26, 2024	March 25, 2027		56,860	8,697
HyunA Lee	Former Head of Comm Service	March 26, 2020	March 27, 2023	March 26, 2027		38,452	4,631
		March 25, 2021	March 26, 2023	March 25, 2026		50,276	8,746
Jae Seung Song	Former Head of Corporate Development Croup	March 25, 2021	March 26, 2023	March 25, 2026		50,276	8,047

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Myung Jin Han	Former Head of Corporate Strategy	March 25, 2021	March 26, 2023	March 25, 2026	50,276	4,403
		March 25, 2022	March 26, 2024	March 25, 2027	56,860	11,274
Byung Hoon Ryu	Former Head of Corporate Strategy Group	March 25, 2021	March 26, 2023	March 25, 2026	50,276	3,796
Bong Ho Lim	Head of MNO Business Division	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858
Jin Won Kim	Former Head of Corporate Planning	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,629
Yong Joo Park	Former Head of ESG	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,334
Hee Sup Kim	Head of PR Center	March 25, 2022	March 26, 2024	March 25, 2027	56,860	7,086
Jung Whan Ahn	Former Head of Corporate Culture	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858

(1)	The stock options granted on March 28, 2023 were cancelled and replaced with PSUs.
(2)	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.

Other Equity-based Compensation

PSU Program

Since 2023, we have been granting PSUs to certain of our and our subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in our enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of our treasury shares, will be determined based on the achievement levels of such targets subject to approval by the board of directors. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements upon satisfaction of certain conditions. The validity of the PSUs, which is subject to a three-year vesting period, is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were issued. In 2023, we granted a total of 228,708 PSUs to 194 directors and executive officers. In 2024, we granted a total of 243,451 PSUs to 213 directors and executive officers.

Stock Appreciation Rights (“SARs”) Program

In 2022, we granted SARs to certain of our executive officers as equity compensation. SARs entitle the grantee to receive in cash the product of (a) the difference between the base share price at the time of grant (calculated based on the arithmetic mean of the weighted average of recent share prices) and the base share price after a three-year vesting period (calculated based on the arithmetic mean of the weighted average of recent share prices), and (b) the number of shares of our common stock equal to 100% of a grantee’s annual salary. If the grantee’s employment with us is terminated within two years of the grant date, no such payment is made. If a grantee’s employment with us is terminated at a date between two and three years after the grant date, settlement is made based on the share price on the termination date. The maximum payout is capped at 100% of the grantee’s annual salary at the time of grant. In 2022, we granted a total of 338,525 SARs to 72 executive officers. In 2023 and 2024, we did not grant any SARs.

Shareholder Participation Program

Since 2021, pursuant to the Korean Commercial Code, we have been operating the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance our enterprise value. All of our employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which we grant treasury shares equal to a portion of a participating employee’s bonus. The participating employee must be employed with us at the time of actual grant and there is no transfer restriction period. In 2022, we granted a total of 413,080 treasury shares to 2,005 employees. In 2023, we granted a total of 434,088 treasury shares to 1,863 employees. In 2024, we granted a total of 498,135 treasury shares to 1,743 employees.

Stock Grant Program

Since 2021, we have been granting portions of our independent non-executive directors’ remuneration in the form of shares in order to align the interests of our board of directors and shareholders. The number of shares granted, which is in the form of treasury shares, is based on the independent non-executive director’s role and responsibility and our director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. In 2022, we granted a total of 5,984 treasury shares to five independent non-executive directors. In 2023, we granted a total of 6,999 treasury shares to five independent non-executive directors. In 2024, we granted a total of 5,477 treasury shares to five independent non-executive directors.

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

Our audit committee is composed of four independent non-executive directors: Chang Bo Kim, Yong Hak Kim, Haeyun Oh and Mi Kyung Noh, each of whom is financially literate and independent under the rules of the

NYSE as applicable. Mi Kyung Noh is the chairwoman of the committee. The board of directors has determined that Mi Kyung Noh is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one non-independent director, Dong Soo Kang, and two independent directors, Chang Bo Kim and Mi Kyung Noh. The chairperson of this committee will be elected at its next meeting.

Future Strategy Committee

This committee is responsible for reviewing our annual business plan as well as establishing our key performance indicators (“KPIs”) and measuring our performance against such KPIs. The committee is comprised of two executive directors, Young Sang Ryu Yang Seob Kim, one non-independent director, Dong Soo Kang, and five independent directors, Yong Hak Kim, Junmo Kim, Haeyun Oh, Mi Kyung Noh and Chang Bo Kim. The chairperson of this committee will be elected at its next meeting.

Compensation Committee

This committee oversees our overall compensation scheme for the representative director and the non-independent directors. The committee is responsible for reviewing both the criteria for and level of compensation. It is comprised of one non-independent director, Dong Soo Kang, and three independent directors, Yong Hak Kim, Junmo Kim and Haeyun Oh. The chairperson of this committee will be elected at its next meeting.

ESG Committee

This committee is responsible for establishing and reviewing the direction of our environmental, social and governance policy as well as public filings and communications with related parties. This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of four independent directors, Yong Hak Kim, Junmo Kim, Haeyun Oh and Mi Kyung Noh. Junmo Kim is the chairman of the committee.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2022	25,099	954	26,053
December 31, 2023	25,103	1,092	26,195
December 31, 2024	23,401	823	24,224

Labor Relations

As of December 31, 2024, SK Telecom had a company union consisting of 2,541 regular employees out of 5,000 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2022 were completed in May 2022 and resulted in an average monthly wage increase of 5.3% for SK Telecom employees. Our wage negotiations for 2023 were completed in September 2023 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2024 were completed in September 2024 and resulted in an average monthly wage increase of 2.9% for SK Telecom employees. We consider our relations with our employees to be good.

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

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2024, was Won 1,142.3 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,294.6 billion as of such date. Accordingly, we recognized defined benefit assets of Won 154.3 billion and defined benefit liabilities of Won 2.0 billion as of December 31, 2024. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute up to 5.0% of our annual earnings before tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2022 was set at 5.32% of SK Telecom’s profit before income tax on a separate basis, or Won 61.0 billion. The contribution amount for 2023 was set at 4.58% of SK Telecom’s profit before income tax on a separate basis, or Won 62.0 billion. The contribution amount for 2024 was set at 4.06% of SK Telecom’s profit before income tax on a separate basis, or Won 59.9 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2025:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Directors:
Young Sang Ryu	Executive Director, President and Chief Executive Officer	20,309	*	None	123,760	(1)
Yong Hak Kim	Independent Non-executive Director	4,923	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Junmo Kim	Independent Non-executive Director	2,785	*	None	—
Haeyun Oh	Independent Non-executive Director	1,338	*	None	—
Mi Kyung Noh	Independent Non-executive Director	978	*	None	—
Executive Officers:
Hyuncheol Ku	Head of MNO Portfolio Office	3,354	*	None	—
Young Sang Kwon	Head of CR Strategy Office	4,638	*	None	—
Hai Sung Kwon	Head of AT Platform Office	2,199	*	None	—
Kyeong Deog Kim	Head of Enterprise Business Division	2,113	*	None	—
Dae Sung Kim	Head of Corporate Planning Office	3,352	*	None	—
Do Youn Kim	Head of Internal Audit Office	549	*	None	—
Dong Hyun Kim	Head of Brand Strategy Office	5,469	*	None	—
Myoung Gook Kim	Head of GPUaaS Business Office	1,474	*	None	—
Sang Bum Kim	Head of Distribution Office	2,677	*	None	—
Yong Hun Kim	Head of A. Business Division	3,334	*	None	—
Jiwon Kim	Head of AI Model Lab	3,935	*	None	—
Jee Hyun Kim	Officer of SK Research Institute	1,576	*	None	—
Ji Hyung Kim	Head of Biz Platform Office	1,957	*	None	—
Ji Hoon Kim	Head of AI Business Strategy Office	2,299	*	None	—
Hogeun Kim	Head of Global/AI Legal Office	1,982	*	None	—
Hee Sup Kim	Head of PR Center	5,714	*	None	8,858
Jung Hwan Ryu	Head of Network Infra Center	5,102	*	None	—
Takki Yu	Head of Infra Technology Office	701	*	None	—
Kap In Moon	Head of Metropolitan Area Marketing Office	6,772	*	None	—
Kyu Hyun Park	Head of Digital Communication Office	4,368	*	None	—
Jae Won Bok	Head of Infra Engineering Office	1,297	*	None	—
Ji Hwan Suk	Head of AT Data Office	2,256	*	None	—
Suk Ham Sung	Head of Policy Cooperation Office	5,322	*	None	—
In Hyuk Sohn	Head of O/I Development Office	4,352	*	None	—
Yong Sik Shin	Head of AIX Business Division	5,313	*	None	—
Seung Hyun Yang	Head of AI R&D Center	2,667	*	None	—
Jong Hwan Um	Head of ESG Development Office	597	*	None	—
Sung Jin Yeum	On dispatch to SUPEX Council Project	3,450	*	None	—
Jae Ho Yoo	Head of Portfolio Strategy Office	364	*	None	—
Chul Jun Yu	Head of Smart Device Office	928	*	None	—
Sung Eun Yoon	On dispatch to SUPEX Council Project	1,911	*	None	—
Jae Woong Yoon	Head of Marketing Strategy Office	2,163	*	None	—
Hyeong Sig Yoon	Head of Infra O&M Office	4,675	*	None	—
Gahp Jae Lee	Head of Busan Marketing Office	5,716	*	None	—
Ki Yoon Lee	Head of CR Center	6,171	*	None	—
Dong Kee Lee	Head of AI DC Lab	2,758	*	None	—
Sang Gu Lee	Head of Biz Messaging Office	5,799	*	None	—
Seung Yeoll Lee	Head of Public Relations Office	3,612	*	None	—
Young Tak Lee	Head of Growth Support Office	2,890	*	None	—
Jae Shin Lee	Head of AI Growth Strategy Office	2,563	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Options
Jae Joon Lee	Head of SKTA	200	*	None	—
Jung Ryong Lee	Head of AI Agent Development Office	2,675	*	None	—
Jong Min Lee	Head of Future R&D Lab	2,987	*	None	—
Jong Hoon Lee	Head of Infra Strategy Office	1,622	*	None	—
Joon Hyoung Lee	Head of AI Auto Development Office	2,369	*	None	—
Hyunwoo Lee	Head of AI DC Development Office	624	*	None	—
Hye Yeon Lee	Head of SKMS Office	3,021	*	None	—
Bong Ho Lim	Head of MNO Business Division	7,021	*	None	8,858
Jeong Yeon Lim	Head of Media Lab	2,693	*	None	—
Hyun Ki Chang	Head of AT/DT Center	508	*	None	—
Dae Dug Jeong	Head of Finance Office	3,855	*	None	—
Jai Hun Jung	Head of CGO	1,518	*	None	—
Chang Kawn Jung	Head of Serious-accident Prevention Office	3,722	*	None	—
Hui Yong Jeong	Head of Global A&I Center	3,014	*	None	—
Sang Hyuk Cho	Head of AI Strategic Partnership Office	3,416	*	None	—
Young Log Cho	Officer of SK Research Institute	5,135	*	None	—
Ik Hwan Cho	Head of Digital Twin Lab	3,824	*	None	—
Hyun Deuk Cho	Head of AI Communication Development Office	1,727	*	None	—
Young Hun Chae	Head of Daegu Marketing Office	2,637	*	None	—
Jong Keun Chae	Head of Compliance Office	7,278	*	None	—
Yong Jin Choi	Head of AI Platform Tech Office	3,650	*	None	—
Jai Won Choi	Head of Central Regional Marketing Office	2,168	*	None	—
Tae Won Chey	Chairman	303	*	None	—
Hwan Seok Choi	Head of Corporate Strategy Office	3,540	*	None	—
Myung Bok Ha	Head of Western Regional Marketing Office	4,641	*	None	—
Min Yong Ha	Head of AI DC Business Division	9,099	*	None	—
Sang Dong Han	Head of CR Support Office	1,520	*	None	—
Sun Kee Hong	Head of Metropolitan Infra Office	3,984	*	None	—
Seung Tae Hong	Head of Customer Value Innovation Office	3,590	*	None	—
Jae Man Hwang	Head of HR Office	891	*	None	—
Davis Eric Hartman	Head of AI Tech Collaboration Office	1,772	*	None	—
Total		253,706	*		141,476

*	Less than 1%.
(1)	Does not include 26,555 PSUs. See “— Other Equity-based Compensation — PSU Program” above.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on February 28, 2025, approximately 58.9% of our issued shares were held in Korea by approximately 193,129 shareholders. We estimate that, as of February 28, 2025, there were at least 21,673 record holders of our ADRs evidencing ADSs resident in the United States, and 3,200,423 shares of our common stock were held in the form of ADSs. As of such date, outstanding ADSs represented approximately 6.9% of our outstanding common shares.

The following table sets forth certain information as of December 31, 2024 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(1)	Percentage of Total Shares Outstanding(2)
SK Inc.	65,668,397	30.6%	30.8%
National Pension Service	18,878,265	8.8	8.9

(1)	Calculated based on 214,790,053 total issued shares, which include 1,903,711 treasury shares, as of December 31, 2024.
(2)	Calculated based on 212,886,342 total outstanding shares as of December 31, 2024.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2024	2023	2022
	(As a percentage of total issued shares)(1)
SK Group(2)	30.6%	30.0%	30.0%
SK Inc.	30.6	30.0	30.0
National Pension Service	8.8	7.5	7.7

(1)

Includes 1,903,711 shares, 6,133,414 shares and 801,091 shares held in treasury as of December 31, 2024, 2023 and 2022, respectively. In 2024, we repurchased 317,000 common shares under a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm (“SK Securities”), dated July 27, 2023 (the “2023 Share Repurchase Agreement”), and transferred 503,612 treasury shares as bonus payments to certain of our officers and employees. In addition, we cancelled 4,043,091 treasury shares in 2024. In 2023, we repurchased 5,773,410 common shares under the 2023 Share Repurchase Agreement and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees. In 2022, we transferred 449,901 treasury shares as bonus payments to certain of our officers and employees.

(2)	SK Group’s ownership interest as of December 31, 2024, 2023 and 2022 consisted of the ownership interest of SK Inc. only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of February 28, 2025, SK Inc. held 30.6% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc.

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

As of February 28, 2025, the total number of our common shares outstanding was 212,886,342.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 36 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2024.

SK Networks

As of December 31, 2024, we had Won 0.4 billion of accounts receivable from SK Networks. As of the same date, we had Won 140.1 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices provided by PS&Marketing. The operating expenses we incurred with respect to SK Networks, including aggregate fees we paid to SK Networks for dealer commissions, amounted to Won 1,011.2 billion in 2024, Won 970.7 billion in 2023 and Won 904.3 billion in 2022.

SK Inc.

We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The operating expenses we incurred with respect to SK Inc., including aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand, amounted to Won 428.1 billion in 2024, Won 415.2 billion in 2023 and Won 389.7 billion in 2022. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 125.7 billion in 2024, Won 120.9 billion in 2023 and Won 114.9 billion in 2022. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-125.

Legal Proceedings

KFTC Proceedings

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

In March 2025, the KFTC announced its intention to impose a fine in the provisional amount of Won 42.6 billion, Won 38.3 billion and Won 33.0 billion on SK Telecom, LG U+ and KT, respectively, and issue a correctional order for violating the Fair Trade Act, including in connection with the sharing of certain customer activation data among these companies in order to align the sales incentives paid to their mobile phone retailers. The KFTC is expected to send an official notice containing the final amount of the applicable fine to each of the three companies in the near future. Upon receipt of the official notice, we plan to initiate an administrative proceeding with the Seoul High Court to request the revocation of the fine and the correctional order.

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

The following table sets forth the interim and annual dividend per share and the aggregate total amount of dividends declared, as well as the number of outstanding shares entitled to dividends, with respect to the years ended December 31, 2022, 2023 and 2024. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Share		Total Amount of Dividends		Number of Shares Entitled to Dividend
	(In Won)		(In billions of Won)
Interim dividend (for the period ended March 31, 2022)	~~W~~	830	~~W~~	180.9	218,002,830
Interim dividend (for the period ended June 30, 2022)		830		181.0	218,032,053
Interim dividend (for the period ended September 30, 2022)		830		181.0	218,032,053
Annual dividend (for the year ended December 31, 2022)		830		181.0	218,032,053
Interim dividend (for the period ended March 31, 2023)		830		181.3	218,466,141
Interim dividend (for the period ended June 30, 2023)		830		181.3	218,473,140
Interim dividend (for the period ended September 30, 2023)		830		179.6	216,412,898
Annual dividend (for the year ended December 31, 2023)		1,050		223.3	212,699,730
Interim dividend (for the period ended March 31, 2024)		830		176.7	212,880,865
Interim dividend (for the period ended June 30, 2024)		830		176.7	212,886,342
Interim dividend (for the period ended September 30, 2024)		830		176.7	212,886,342
Annual dividend (for the year ended December 31, 2024)		1,050		223.5	212,886,342

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

We declare dividends annually at the annual general meeting of shareholders which is generally held within three months after the end of the fiscal year. For the purpose of determining the shareholders who are entitled to annual dividends, we may set a record date with at least two weeks’ prior public notice by a resolution of our board of directors. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. Dividends in shares may not exceed one-half of the annual dividend. Our obligation to pay dividend expires if no claim to dividend is made for five years from the payment date.

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

In addition, the FSCMA and our articles of incorporation provide that, in addition to annual dividends, we may pay quarterly dividends. Unlike annual dividends, the decision to pay quarterly dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. For the purpose of determining the shareholders who are entitled to quarterly dividends, we may set a record date with at least two weeks’ prior public notice by a resolution of our board of directors, which needs to take place within 45 days of March 31, June 30 or September 30 of the relevant fiscal year. Any quarterly dividends must be paid in cash.

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

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of February 28, 2025, 212,886,342 shares of our common stock were outstanding.

The ADSs are traded on the NYSE. The ADSs have been issued by the ADR depositary and are traded on the NYSE under the ticker symbol “SKM.” Each ADS represents five-ninths of one share of our common stock. As of February 28, 2025, ADSs representing 14,901,193 shares of our common stock were outstanding.

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

Currently, our authorized share capital is 670,000,000 shares, which consists of shares of common stock, par value Won 100 per share, and shares of non-voting stock, par value Won 100 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of February 28, 2025, 214,790,053 common shares were issued, of which 1,903,711 shares were held by us in treasury. In connection with the Spin-off, we also engaged in the Stock Split, pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. In 2022, we transferred 449,901 treasury shares as bonus payments to certain of our officers and employees. In 2023, we repurchased 5,773,410 common shares under the 2023 Share Repurchase Agreement and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees. In 2024, we repurchased 317,000 common shares under the 2023 Share Repurchase Agreement and transferred 503,612 treasury shares as bonus payments to certain of our officers and employees. In addition, we cancelled 4,043,091 treasury shares in 2024. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Furthermore, pursuant to the Enforcement Decree of the FSCMA, a major shareholder must report his or her trading plan to the Securities and Futures Commission and the Korea Exchange at least 30 days prior to the trading The enforcement of such reporting obligations became effective on July 24, 2024.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery of shares in Korea in connection with the withdrawal. The acquisition of the shares by a foreigner must be reported by the foreigner or his or her standing proxy in Korea immediately to the Governor (the “Governor”) of the Financial Supervisory Service of Korea (the “FSS”).

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

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), as discussed below under “ — Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “ — Passive Foreign Investment Company Rules,” we do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2023 and 2024. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Subject to the discussion below under “ — Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of our gross income for the taxable year is passive income; or (ii) 50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Investments in companies in which we own less than 25 percent of the stock (by value) are considered to be assets that produce passive income.

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. We do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2023 and 2024. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future, based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

You should consult your own tax advisors regarding our classification as a PFIC for 2023, 2024 or in the current or future years.

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

Subject to generally applicable limitations and conditions, Korean withholding tax imposed on dividends paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance, and complies with specific requirements set forth in such guidance, the Korean tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if such withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, will generally not be subject to Korean withholding tax on capital gains. If a U.S. holder is not eligible for benefits under the Treaty and is therefore subject to Korean withholding tax on capital gains, the U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.15% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in March 2020. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007 and US$300 million of bonds issued in June 2023. See note 22 of the notes to our consolidated financial statements. Furthermore, we have entered into a floating-to-fixed interest rate swap contract with respect to Won 200 billion of bonds issued in October 2024. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 14.7 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2024. For a further discussion of our exchange rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2024:

	Maturities
	2024		2025		2026		2027		2028		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	~~W~~	1,999.1	~~W~~	929.2	~~W~~	1,072.1	~~W~~	837.9	~~W~~	583.2	~~W~~	1,934.6	~~W~~	7,356.1	~~W~~	7,310.3
Average weighted rate(1)		2.93%		3.20%		3.44%		3.87%		2.77%		2.74%
Variable rate		50.0		200.0		—		—		—		—		250.0		250.0
Average weighted rate(1)		4.46%		3.49%		—		—		—		—

Sub-total		2,049.1		1,129.2		1,072.1		837.9		583.2		1,934.6		7,606.1		7,560.3

Foreign currency:
Fixed-rate		57.7		—		585.7		436.6		—		—		1,080.0		1,200.6
Average weighted rate(1)		—		—		6.63%		4.88%		—		—
Variable rate		440.8		—		—		—		—		—		440.8		440.8
Average weighted rate(1)		5.66%		—		—		—		—		—

Sub-total		498.5		—		585.7		436.6		—		—		1,520.8		1,641.3

Total	~~W~~	2,547.6	~~W~~	1,129.2	~~W~~	1,657.8	~~W~~	1,274.5	~~W~~	583.2	~~W~~	1,934.6	~~W~~	9,126.9	~~W~~	9,201.6

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 9.7 billion (consisting of Won 0.5 billion in relation to the floating-rate borrowings for which we have not entered into interest rate swaps and Won 9.2 billion in relation to the floating-rate long-term payables – other that are exposed to interest rate risk) with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2024. For a further discussion of our interest rate risk exposures, see note 35(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2024, 2023 and 2022, a 10.0% increase in the equity indices where our equity investments at fair value are listed, with all other variables held constant, would have increased our total equity by Won 81.4 billion, Won 85.0 billion and Won 77.8 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 35(1) of the notes to our consolidated financial statements.

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

Holders of ADRs must pay (1) taxes and other governmental charges, (2) share transfer registration fees on deposits of shares of common stock, (3) such cable, telex, facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares of common stock or holders of ADRs and (4) such reasonable expenses as are incurred by the ADR depositary in the conversion of foreign currency into Dollars.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2024, we received US$100,956, net of taxes, from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2024. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, Ernst & Young Han Young, or E&Y, on the effectiveness of our internal control over financial reporting as of December 31, 2024 is included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mi Kyung Noh is the chairwoman of our audit committee and determined to be an “audit committee financial expert” within the meaning of this Item 16A by the board of directors. The board of directors have further determined that Mi Kyung Noh is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

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

The table sets forth the fees we paid to our independent registered public accounting firm E&Y and its affiliates for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024		2023
	(In millions of Won)
Audit Fees	~~W~~	4,903	~~W~~	4,829
Audit-Related Fees		—		190

Total	~~W~~	4,903	~~W~~	5,019

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” In 2023, this category comprised fees billed for the issuance of comfort letters.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the fiscal year ended December 31, 2024.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Value of Shares that May Still Be Purchased Under the Plans or Programs
					(In billions of Won)
January 1, 2024 –January 26, 2024	317,000	~~W~~	49,805	317,000	~~W~~	—

Total	317,000	~~W~~	49,805	317,000	~~W~~	—

(1)

Repurchases made in the open market pursuant to the 2023 Share Repurchase Agreement, pursuant to which we were authorized to repurchase up to Won 300 billion of our common shares from July 27, 2023 to January 26, 2024.

(2)	Average price paid per share is a weighted average calculation using the aggregate price, excluding commissions and fees.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 23, 2024, our Audit Committee approved the appointment of KPMG Samjong Accounting Corp., or KPMG Samjong, as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB for the fiscal years ending December 31, 2025, 2026 and 2027, and, in effect, dismissed E&Y, our former independent registered public accountants (including for the fiscal years ending December 31, 2022, 2023 and 2024). KPMG Samjong’s appointment was effective as of December 31, 2024, and E&Y’s dismissal was effective as of April 29, 2025, the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2024 and the issuance of its report thereon.

The decision of our Audit Committee to dismiss E&Y, and to appoint KPMG Samjong, as our principal accountant to audit our financial statements prepared in accordance with IFRS, as issued by the IASB, was due to the expiration of E&Y’s term of engagement, which covered the fiscal years ending December 31, 2022, 2023 and 2024, following their designation as our external auditor by the FSC in December 2021 pursuant to the requirement of the amended Act on External Audit of Stock Companies, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, states that the Securities and Futures Commission, a sub-commission within the FSC, may require a publicly listed company that was audited by an external auditor of its choice for six consecutive years to change its external auditor to one designated by the Securities and Futures Commission for a period of three consecutive years, starting from the immediately succeeding year.

E&Y’s reports on our consolidated financial statements for each of the two most recent fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2024 and 2023 and up until April 29, 2025, there were: (i) no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2024 and 2023 and up until April 29, 2025, neither we nor anyone on our behalf consulted KPMG Samjong regarding either (i) the application of IFRS, as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that KPMG Samjong concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS, as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to E&Y and requested that E&Y furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of E&Y’s letter dated April 29, 2025 is filed as Exhibit 15.1 to this annual report for the fiscal year ended December 31, 2024.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of one non-independent director and two independent directors.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in	We maintain a compensation committee comprised of one non-independent director and three independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have four equity compensation plans or programs: a PSU program for officers and directors, a stock appreciation rights program for officers and directors, a shareholder participation program for employees and a stock grant program for independent directors. We manage such compensation plans and programs in compliance with applicable laws, provided that, under certain circumstances, the grant of equity compensation or matters relating to the foregoing equity compensation programs are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Item 16J.	INSIDER TRADING POLICIES
We have adopted
insider trading policies governing the purchase, sale and other dispositions of our securities by our directors, senior management and employees. A translated excerpt of our insider trading policies, which is embedded in our organizational Disclosure Information Management Policy, is attached as an exhibit to this annual report.

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
On April 19, 2025, we became aware of a malware attack against our information technology infrastructure, which we believe resulted in the leakage of certain USIM information of our 5G and LTE network subscribers. Upon becoming aware of such incident, we promptly deleted the malware and segregated the targeted equipment, and we have yet to find any instance of actual or attempted misuse of such information. We have also alerted the Government authorities and our customers of such attack. In addition, we have also been taking further measures to mitigate the potential impact of such attack, including by engaging in a comprehensive audit of our entire network system, strengthening our monitoring efforts against USIM swap frauds and unauthorized authentication attempts, immediately suspending the use of our wireless services upon identifying suspicious account activities involving the affected subscriber information and offering free USIM protection services and free replacement of USIM cards to our subscribers to block any unauthorized misuse of their USIM information. While we are currently investigating, including in cooperation with the Government authorities, such incident and striving to continue to further strengthen our cybersecurity measures, we are unable to predict the results of any future investigations or regulatory actions by the Government, including any imposition of regulatory or other sanctions, or the full extent of harm that may be caused by such incident at this time. Actual or perceived breaches of our cybersecurity of a material nature or material harm to the market perception of the effectiveness of our cybersecurity measures may require us to incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, monetary compensation to our customers, damage to our reputation and a loss of confidence of our customers, which could have a material adverse effect on our business, financial condition and results of operations.
Other than as describe above, our business, financial condition and results of operations have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.
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

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

11.1	SK Telecom Co., Ltd. Insider Trading Policies

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Ernst & Young Han Young dated April 29, 2025

97.1	SK Telecom Co., Ltd. Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Hee Jun Chung
Name:	Hee Jun Chung
Title:	Vice President, Head of IR

Date: April 29, 2025

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2025 expressed an unqualified opinion thereon.
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

F-2

Impairment assessment of goodwill for the fixed-line telecommunication services cash generating unit

Description of the Matter
At December 31, 2024, the amount of goodwill allocated to the fixed-line telecommunication services CGU is ₩764,082 million. As described in notes 3 (10) and 16 of the consolidated financial statements, the Group assesses impairment of goodwill allocated to a cash generating unit (“CGU”), at least, annually or when there is an indication of possible impairment by comparing the carrying amount of the CGU to its recoverable amount based on value-in-use
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

In addition, we involved our internal specialists to assist us in evaluating the reasonableness of: (1) the estimated perpetual growth rate by comparing them with telecommunication industry reports and (2) the discount rate by comparing it with a discount rate that was independently developed using publicly available market data for comparable entities.

/s/ Ernst &Young Han Young
We have served as the Group’s auditor since 2022.
Seoul, the Republic of Korea
April 29, 2025

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited SK Telecom Co., Ltd. and subsidiaries (the “Group”)’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst &Young Han Young
Seoul, the Republic of Korea
April 29, 2025

F-5

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	5,34,35	₩	2,023,721	1,454,978
Short-term financial instruments	5,34,35		323,890	294,934
Accounts receivable – trade, net	6,34,35,36		1,989,306	1,978,532
Short-term loans, net	6,34,35,36		65,205	78,129
Accounts receivable – other, net	6,34,35,36,37		369,192	344,350
Contract assets	8,35		90,385	89,934
Prepaid expenses	7		1,945,610	1,953,769
Prepaid income taxes	31		21	161
Derivative financial assets	22,34,35,38		119,500	8,974
Inventories, net	9		209,783	179,809
Assets held for sale	40		174,839	10,515
Advanced payments and others	6,34,35		165,230	191,517

			7,476,682	6,585,602

Non-Current Assets:
Long-term financial instruments	5,34,35		373	375
Long-term investment securities	10,34,35		1,877,922	1,679,384
Investments in associates and joint ventures	12		2,341,827	1,915,012
Investment property, net	14		26,611	34,812
Property and equipment, net	13,15,36,37		12,617,394	13,006,196
Goodwill	11,16		2,072,493	2,075,009
Intangible assets, net	17		2,194,871	2,861,137
Long-term contract assets	8,35		46,352	39,837
Long-term loans, net	6,34,35,36		34,446	30,455
Long-term accounts receivable – other, net	6,34,35,36,37		173,252	312,531
Long-term prepaid expenses	7		1,108,406	1,086,107
Guarantee deposits, net	6,34,35,36		155,875	156,863
Long-term derivative financial assets	22,34,35,38		221,608	139,560
Deferred tax assets	31		—	11,609
Defined benefit assets	21		154,329	170,737
Other non-current assets	6,34,35		12,814	14,001

			23,038,573	23,533,625

Total Assets		 ~~₩~~ 	30,515,255	30,119,227

(Continued)

F-
6

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	34,35,36	₩	126,508	139,876
Accounts payable – other	34,35,36		2,798,978	1,913,006
Withholdings	34,35,36		928,679	802,506
Contract liabilities	8		168,194	155,576
Accrued expenses	26,34,35		1,522,750	1,439,786
Income tax payable	31		243,564	142,496
Provisions	20,39		50,016	38,255
Short-term borrowings	18,34,35,38		100,000	—
Current portion of long-term debt, net	18,34,35,38		2,460,109	1,621,844
Current portion of long-term payables – other	19,34,35,38		367,765	367,770
Lease liabilities	34,35,36,38		351,363	372,826
Liabilities held for sale	40		106,352	39

			9,224,278	6,993,980

Non-Current Liabilities:
Debentures, excluding current portion, net	18,34,35,38		6,363,646	7,106,299
Long-term borrowings, excluding current portion, net	18,34,35,38		203,125	315,578
Long-term payables – other	19,34,35,38		539,955	892,683
Long-term lease liabilities	34,35,36,38		1,286,588	1,238,607
Long-term contract liabilities	8		61,512	56,917
Defined benefit liabilities	21		2,086	—
Long-term derivative financial liabilities	22,34,35,38		3,437	305,088
Long-term provisions	20		70,044	83,169
Deferred tax liabilities	31		851,200	832,236
Other non-current liabilities	34,35,36		81,750	66,271

			9,463,343	10,896,848

Total Liabilities			18,687,621	17,890,828

Shareholders’ Equity:
Share capital	1,23		30,493	30,493
Capital surplus and others	11,23,24,26		(12,353,445)	(12,227,153)
Hybrid bonds	25		398,509	398,509
Retained earnings	27		22,976,127	22,799,981
Reserves	28		646,943	387,216

Equity attributable to owners of the Parent Company			11,698,627	11,389,046
Non-controlling interests			129,007	839,353

Total Shareholders’ Equity			11,827,634	12,228,399

Total Liabilities and Shareholders’ Equity		 ~~₩~~ 	30,515,255	30,119,227

The accompanying notes are an integral part of the consolidated financial statements
.

F-
7

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2024, 2023 and 2022

(In millions of won except for per share data)	Note	2024		2023	2022
Operating revenue and other income:
Revenue	4,36	₩	17,940,609	17,608,511	17,304,973
Other income	4,29,36		72,288	50,366	56,259

			18,012,897	17,658,877	17,361,232

Operating expenses:	36
Labor			2,725,765	2,488,245	2,449,813
Commission	7		5,564,289	5,549,899	5,518,786
Depreciation and amortization	4		3,560,374	3,614,766	3,621,325
Network interconnection			692,881	678,459	715,285
Leased lines			265,518	275,477	268,426
Advertising			186,340	235,769	252,402
Rent			136,753	142,356	143,747
Cost of goods sold	9		1,326,159	1,266,357	1,268,124
Others	4,29		1,863,956	1,651,273	1,528,976

			16,322,035	15,902,601	15,766,884

Operating profit	4		1,690,862	1,756,276	1,594,348
Finance income	4,30		355,035	248,376	179,838
Finance costs	4,30		(605,919)	(527,401)	(456,327)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,12		321,787	10,928	(81,707)

Profit before income tax	4		1,761,765	1,488,179	1,236,152
Income tax expense	31		374,670	342,242	288,321

Profit for the year		 ~~₩~~ 	1,387,095	1,145,937	947,831

Attributable to:
Owners of the Parent Company		₩	1,250,155	1,093,611	912,400
Non-controlling interests			136,940	52,326	35,431
Earnings per share	32
Basic earnings per share (in won)		₩	5,780	4,954	4,118
Diluted earnings per share (in won)			5,765	4,950	4,116
The accompanying notes are an integral part of the consolidated financial statements
.

F-
8

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Note	2024		2023	2022
Profit for the year		 ~~₩~~ 	1,387,095	1,145,937	947,831

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	21		(25,905)	1,853	70,885
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,30		11,253	(18,842)	(491,853)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	12,28		132,581	9,225	119,707
Net change in unrealized fair value of derivatives	22,28,30		(6,573)	(17,460)	(21,366)
Foreign currency translation differences for foreign operations	28		49,420	1,257	16,401

Other comprehensive income (loss) for the year, net of taxes			160,776	(23,967)	(306,226)

Total comprehensive income		 ~~₩~~ 	1,547,871	1,121,970	641,605

Total comprehensive income attributable to:
Owners of the Parent Company		₩	1,409,090	1,072,785	601,193
Non-controlling interests			138,781	49,185	40,412
The accompanying notes are an integral part of the consolidated financial statements
.

F-
9

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2022	 ~~₩~~ 	30,493	(12,022,485)	398,759	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income (loss):
Profit for the year		—	—	—	912,400	—	912,400	35,431	947,831
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	32,798	(344,005)	(311,207)	4,981	(306,226)

		—	—	—	945,198	(344,005)	601,193	40,412	641,605

Transactions with owners:
Annual dividends (note 33)		—	—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends (note 33)		—	—	—	(542,876)	—	(542,876)	—	(542,876)
Share option (note 26)		—	72,261	—	—	—	72,261	—	72,261
Interest on hybrid bonds (note 25)		—	—	—	(14,766)	—	(14,766)	—	(14,766)
Transactions of treasury shares (note 24)		—	(2,683)	—	—	—	(2,683)	—	(2,683)
Changes in ownership in subsidiaries, etc. (note 11)		—	(12,969)	—	—	—	(12,969)	40,672	27,703

		—	56,609	—	(918,828)	—	(862,219)	40,672	(821,547)

Balance as of December 31, 2022	 ~~₩~~ 	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196

(Continued)

F-1
0

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2023	 ~~₩~~ 	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year		—	—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive loss (note 12,21,22,28,30)		—	—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

		—	—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends (note 33)		—	—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends (note 33)		—	—	—	(542,282)	—	(542,282)	—	(542,282)
Share option (note 26)		—	7,157	—	—	—	7,157	10,463	17,620
Interest on hybrid bonds (note 25)		—	—	—	(17,283)	—	(17,283)	—	(17,283)
Redemption of hybrid bonds (note 25)		—	(1,241)	(398,759)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds (note 25)		—	—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares (note 24)		—	(265,120)	—	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc.		—	(2,073)	—	—	—	(2,073)	(6,614)	(8,687)

		—	(261,277)	(250)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance as of December 31, 2023	 ~~₩~~ 	30,493	(12,227,153)	398,509	22,799,981	387,216	11,389,046	839,353	12,228,399

(Continued)

F-1
1

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2024	 ~~₩~~ 	30,493	(12,227,153)	398,509	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income (loss):
Profit for the year		—	—	—	1,250,155	—	1,250,155	136,940	1,387,095
Other comprehensive income (loss) (note 12,21,22,28,30)		—	—	—	(100,792)	259,727	158,935	1,841	160,776

		—	—	—	1,149,363	259,727	1,409,090	138,781	1,547,871

Transactions with owners:
Annual dividends (note 33)		—	—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends (note 33)		—	—	—	(530,082)	—	(530,082)	—	(530,082)
Share option (note 26)		—	5,173	—	—	—	5,173	402	5,575
Interest on hybrid bonds (note 25)		—	—	—	(19,800)	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares (note 24)		—	9,154	—	—	—	9,154	—	9,154
Retirement of treasury shares		—	200,000	—	(200,000)	—	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	(902)	(902)
Changes in ownership in subsidiaries, etc.		—	(340,619)	—	—	—	(340,619)	(797,700)	(1,138,319)

		—	(126,292)	—	(973,217)	—	(1,099,509)	(849,127)	(1,948,636)

Balance as of December 31, 2024	 ~~₩~~ 	30,493	(12,353,445)	398,509	22,976,127	646,943	11,698,627	129,007	11,827,634

The accompanying notes are an integral part of the consolidated financial statements
.

F-1
2

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Note	2024		2023	2022
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		₩	1,387,095	1,145,937	947,831
Adjustments for income and expenses	38		4,313,213	4,546,338	4,719,438
Changes in assets and liabilities related to operating activities	38		(108,813)	(274,163)	118,106

			5,591,495	5,418,112	5,785,375
Interest received			74,787	60,134	52,163
Dividends received			43,536	50,899	16,388
Interest paid			(356,081)	(341,488)	(259,719)
Income tax paid			(266,452)	(240,452)	(434,890)

Net cash provided by operating activities			5,087,285	4,947,205	5,159,317

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	—	264,693
Decrease in short-term investment securities, net			—	—	5,010
Collection of short-term loans			131,823	136,242	123,700
Decrease in long-term financial instruments			—	—	330,032
Proceeds from disposals of long-term investment securities			51,741	100,817	104,190
Proceeds from disposals of investments in associates and joint ventures			77,974	4,950	342,645
Proceeds from disposals of assets held for sale			13,031	1,353	20,136
Proceeds from disposals of property and equipment			47,078	12,900	15,792
Proceeds from disposals of intangible assets			32,685	4,428	10,993
Collection of long-term loans			1,680	1,547	1,134
Decrease in deposits			5,758	5,922	10,056
Proceeds from settlement of derivatives			492	1,452	1,542
Government grants received			—	2,967	—

			362,262	272,578	1,229,923
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(26,581)	(51,421)	—
Increase in short-term loans			(110,810)	(130,041)	(127,263)
Increase in long-term loans			(14,118)	(11,602)	(11,724)
Increase in long-term financial instruments			—	—	(330,032)
Acquisitions of long-term investment securities			(222,568)	(324,997)	(436,753)
Cash outflows from settlement of derivatives			(112,903)	—	—
Acquisitions of investments in associates and joint ventures			(8,014)	(17,656)	(11,065)
Acquisitions of property and equipment			(2,487,360)	(2,973,882)	(2,908,287)
Acquisitions of intangible assets			(71,856)	(106,761)	(138,136)
Increase in deposits			(15,525)	(6,848)	(12,146)
Cash decrease due to changes in consolidation scope			(4,354)	(2,275)	—
Cash outflow for business combinations, net			—	—	(62,312)

			(3,074,089)	(3,625,483)	(4,037,718)

Net cash used in investing activities		 ~~₩~~ 	(2,711,827)	(3,352,905)	(2,807,795)

(Continued)

F-1
3

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2024, 2023 and 2022

(In millions of won)	Note	2024		2023	2022
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		₩	100,000	—	130,000
Proceeds from issuance of debentures			1,236,475	1,785,108	1,200,122
Proceeds from long-term borrowings			200,000	49,950	440,000
Proceeds from issuance of hybrid bonds			—	398,509	—
Cash inflows from settlement of derivatives			—	183,090	768
Transactions with non-controlling shareholders			15,717	160	31,151

			1,552,192	2,416,817	1,802,041
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(142,998)	—
Repayments of long-term payables – other			(369,150)	(400,245)	(400,245)
Repayments of debentures			(1,235,750)	(1,869,190)	(1,390,000)
Repayments of long-term borrowings			(402,500)	(125,000)	(41,471)
Redemption of hybrid bonds			—	(400,000)	—
Payments of dividends			(804,317)	(773,806)	(904,020)
Payments of interest on hybrid bonds			(19,800)	(17,283)	(14,766)
Repayments of lease liabilities			(381,347)	(402,465)	(401,054)
Acquisition of treasury shares			(15,788)	(285,487)	—
Transactions with non-controlling shareholders			(133,393)	(21,333)	(367)

			(3,362,045)	(4,437,807)	(3,151,923)

Net cash used in financing activities	38		(1,809,853)	(2,020,990)	(1,349,882)

Net increase (decrease) in cash and cash equivalents			565,605	(426,690)	1,001,640
Cash and cash equivalents at beginning of the year			1,454,978	1,882,291	872,731
Effects of exchange rate changes on cash and cash equivalents			26,124	(623)	7,920
Cash and cash equivalents included in assets held for sale			(22,986)	—	—

Cash and cash equivalents at end of the year		 ~~₩~~ 	2,023,721	1,454,978	1,882,291

The accompanying notes are an integral part of the consolidated financial statements.

F-1
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity

(1)	General
SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65,
Eulji-ro,
Jung-gu, Seoul, Korea.
The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2024, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares		Percentage of total shares issued (%)
	2024	2023	2024	2023
SK Inc.	65,668,397	65,668,397	30.57	30.01
National Pension Service	18,878,265	16,330,409	8.79	7.46
Institutional investors and other shareholders	124,493,193	126,854,437	57.96	57.97
Kakao Investment Co., Ltd.	3,846,487	3,846,487	1.79	1.76
Treasury shares	1,903,711	6,133,414	0.89	2.80

	214,790,053	218,833,144	100.00	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

(2)	List of consolidated subsidiaries
The list of consolidated subsidiaries as of December 31, 2024 and 2023 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2024	Dec. 31, 2023
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Fixed-line telecommunication services	99.1	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.(*3)	Hong Kong	Investment	—	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0

F-1
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued
The list of consolidated subsidiaries as of December 31, 2024 and 2023 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2024	Dec. 31, 2023
	Quantum Innovation Fund I(*3)	Korea	Investment	—	59.9
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC(*3)	USA	Investment	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.(*3)	Korea	Investment	—	66.4
Subsidiary owned by SAPEON Inc.	Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*3)	Korea	Manufacturing non-memory and other electronic integrated circuits	—	100.0
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.(*3)	Cayman Islands	Investment	—	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)
In relation to the merger of SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to purchase 24.76% of the shares of SK Broadband Co., Ltd. for ₩1,145,870 million. The Parent Company has determined that it currently has ownership of the shares of SK Broadband Co., Ltd. for which the above contract was concluded, and accounted for the ownership of the shares in the subsidiary accordingly.

(*3)	Details of changes in the consolidation scope for the year ended December 31, 2024 are presented in note 1-(4).
(*4)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

F-1
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	₩	210,962	63,558	147,404	341,838	14,323
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	4,415,270	263,967
PS&Marketing Corporation		448,887	218,885	230,002	1,382,361	63
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	191,376	2,585
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	166,699	969
SK O&S Co., Ltd.		130,618	94,807	35,811	351,721	689
Home & Service Co., Ltd.		139,664	107,379	32,285	495,546	3,947
SK stoa Co., Ltd.		116,785	56,192	60,593	302,332	4,354
SK m&service Co., Ltd.		164,772	100,230	64,542	246,999	220

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	₩	213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation		451,549	224,042	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.		140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.		165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.		94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.		153,660	88,195	65,465	247,479	1,253

F-1
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

3)	Condensed financial information of the significant consolidated subsidiaries as of and for the year ended December 31, 2022 is as follows:

(In millions of won)
	As of December 31, 2022				2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	₩	196,281	60,927	135,354	302,595	15,008
SK Broadband Co., Ltd.		6,245,484	3,134,949	3,110,535	4,162,093	212,816
PS&Marketing Corporation		403,030	177,739	225,291	1,376,400	3,856
SERVICE ACE Co., Ltd.		97,597	59,189	38,408	194,798	2,429
SERVICE TOP Co., Ltd.		81,590	53,589	28,001	179,365	1,613
SK O&S Co., Ltd.		121,755	70,280	51,475	331,715	2,059
Home & Service Co., Ltd.		158,248	102,184	56,064	413,259	(1,217)
SK stoa Co., Ltd.		103,910	44,696	59,214	329,304	9,977
SK m&service Co., Ltd.(*)		160,704	95,263	65,441	211,081	4,157

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

(4)	Changes in subsidiaries

1)	Details of subsidiary that was newly included in consolidation scope for the year ended December 31, 2024 is as follows:

Subsidiary	Reason
Astra AI Infra LLC	Established by the Parent Company

2)	Details of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2024 is as follows:

Subsidiary	Reason
SK Global Healthcare Business Group Ltd.	Liquidation
Quantum Innovation Fund I	Liquidation
PanAsia Semiconductor Materials LLC.	Liquidation
Rebellions Inc. (Formerly, SAPEON Korea Inc.)	Loss of control
SK Telecom China Fund I L.P.	Liquidation

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2024, 2023 and 2022 are as follows:

1)	2024
As of December 31, 2023 the material
non-controlling
interest of the Group was attributed to SK Broadband Co., Ltd. The non-controlling
interest of SK Broadband Co., Ltd. decreased during the year ended December 31, 2024, therefore, there are no material non-controlling
interests of the Group as of December 31, 2024.

2)	2023

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	₩	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	2023
Revenue	₩	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448

Net cash provided by operating activities	₩	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)

Dividends paid to non-controlling interests for the year ended December 31, 2023	₩	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

F-
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2024, 2023 and 2022 are as follows, Continued:

3)	2022

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.3

	As of December 31, 2022
Current assets	₩	1,348,305
Non-current assets		5,076,410
Current liabilities		(1,707,805)
Non-current liabilities		(1,488,834)
Net assets		3,228,076
Carrying amount of non-controlling interests		816,676

	2022
Revenue	₩	4,156,326
Profit for the year		217,303
Total comprehensive income		237,860
Profit attributable to non-controlling interests		51,528

Net cash provided by operating activities	₩	1,184,794
Net cash used in investing activities		(807,965)
Net cash used in financing activities		(415,908)
Effects of exchange rate changes on cash and cash equivalents		(584)
Net decrease in cash and cash equivalents		(39,663)

Dividends paid to non-controlling interests for the year ended December 31, 2022	₩	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

2.	Basis of Preparation

(1)	Statement of compliance
These consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on February 11, 2025 for statutory shareholders’ approval purpose, and re-authorized
for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 29, 2025.

F-2
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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
The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2024, the material accounting policies applied by the Group in these consolidated financial statements have been consistently applied for all periods presented, except for the changes described below. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.
The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2024 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

F-2
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

(1)	Operating segments
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

F-2
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(b)	Non-controlling interests
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

F-2
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

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
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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

F-27

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

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

F-28

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

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
The Group will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument.

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
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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

(9)	Investment properties
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
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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
For the years ended December 31, 2024, 2023 and 2022

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
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(12)	Assets held for sale
Non-current
assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.
An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

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

F-3
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(13)	Non-derivative financial liabilities, Continued

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

F-3
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(14)	Employee benefits, Continued

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

F-3
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(16)	Emissions Rights
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

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

(b)	Foreign operations, Continued

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

F-
39

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Revenue

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

F-4
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(22)	Finance income and finance costs, Continued

instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.
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
For the years ended December 31, 2024, 2023 and 2022

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

F-4
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

3.	Material Accounting Policies, Continued

(25)	Discontinued operation, Continued

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented
as if the operation had been discontinued from the start of the earliest comparative year.

(26)	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2024 are disclosed below. The following amendments are not expected to have a material impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to IAS 21 and IFRS 1)

•	Classification and measurement of financial instruments (Amendments to IFRS 9 and IFRS 7)

•	Annual Improvements to IFRS - Volume 11

4.	Operating Segments
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

(1)	Segment information for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,866,217	5,271,705	614,036	20,751,958	(2,811,349)	17,940,609
Inter-segment revenue		1,548,004	1,196,293	67,052	2,811,349	(2,811,349)	—
External revenue		13,318,213	4,075,412	546,984	17,940,609	—	17,940,609
Depreciation and amortization		2,688,764	966,904	25,824	3,681,492	(121,118)	3,560,374
Operating profit (loss)		1,529,971	366,517	(64,929)	1,831,559	(140,697)	1,690,862
Finance income and costs, net							(250,884)
Gain relating to investments in subsidiaries, associates and joint ventures, net							321,787
Profit before income tax							1,761,765

F-4
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2024, 2023 and 2022 are as follows, Continued:

(In millions of won)
	2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Inter-segment revenue		1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External revenue		13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization		2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)		1,463,934	329,072	(42,771)	1,750,235	6,041	1,756,276
Finance income and costs, net							(279,025)
Gain relating to investments in associates and joint ventures, net							10,928
Profit before income tax							1,488,179

(In millions of won)
	2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,496,866	4,895,791	592,188	19,984,845	(2,679,872)	17,304,973
Inter-segment revenue		1,554,550	1,082,802	42,520	2,679,872	(2,679,872)	—
External revenue		12,942,316	3,812,989	549,668	17,304,973	—	17,304,973
Depreciation and amortization		2,738,547	981,838	22,730	3,743,115	(121,790)	3,621,325
Operating profit (loss)		1,334,306	311,210	(2,126)	1,643,390	(49,042)	1,594,348
Finance income and costs, net							(276,489)
Loss relating to investments in associates and joint ventures, net							(81,707)
Profit before income tax							1,236,152

(*)
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

F-4
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

4.	Operating Segments, Continued

(2)	Reconciliation of total segment operating profit to consolidated operating profit from continuing operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Total segment operating profit (Before adjustments)	₩	1,831,559	1,750,235	1,643,390
Adjustments(*1)		(8,150)	2,969	(31,320)

Total segment operating profit		1,823,409	1,753,204	1,612,070

Other operating income:
Gain on disposal of property and equipment and intangible assets		37,316	21,898	15,985
Others		34,972	28,468	40,274

		72,288	50,366	56,259
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(94,736)	(10,369)	(17,027)
Loss on disposal of property and equipment and intangible assets		(17,427)	(9,369)	(20,465)
Donations		(15,712)	(14,766)	(13,125)
Bad debt for accounts receivable – other		(4,838)	(5,256)	(3,011)
Others(*2)		(72,122)	(7,534)	(20,353)

		(204,835)	(47,294)	(73,981)

Consolidated operating profit from continuing operations	₩	1,690,862	1,756,276	1,594,348

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.
(*2)	Others for the years ended December 31, 2024 and 2022 include ₩55.4 billion and ₩6.1 billion of penalties, respectively, and various other expenses with inconsequential amounts.
Domestic revenue for the years ended December 31, 2024, 2023 and 2022 amounts to ₩17,936 billion, ₩17,602 billion and ₩17,302 billion, respectively. Domestic non-current
assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2024, 2023 and 2022 amount to ₩18,230 billion, ₩19,285 billion and ₩20,056 billion, and non-current
assets outside of Korea amount to ₩3 billion, ₩3 billion and ₩4 billion, respectively.
No single customer contributed
10
% or more to the Group’s total revenue for the years ended December 31, 2024, 2023 and 2022.
The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

F-4
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

4.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2024		2023	2022
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	₩	1,078,673	993,919	969,025
Fixed-line telecommunication revenue	Goods and others		68,836	93,174	66,477
Other revenue	Others(*2)		468,518	459,905	464,805

			1,616,027	1,546,998	1,500,307

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		10,401,565	10,328,980	10,253,217
	Cellular interconnection		400,516	432,660	471,163
	Other(*4)		1,437,459	1,367,607	1,248,911
Fixed-line telecommunication revenue	Fixed-line service		156,453	147,669	156,662
	Cellular interconnection		14,014	15,804	21,209
	Internet Protocol Television(*5)		1,837,199	1,837,209	1,816,130
	International calls		213,745	190,872	180,689
	Internet service and miscellaneous(*6)		1,785,165	1,643,292	1,571,822
Other revenue	Miscellaneous(*2)		78,466	97,420	84,863

			16,324,582	16,061,513	15,804,666

		₩	17,940,609	17,608,511	17,304,973

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.
(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

F-4
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

5.	Deposits with Restrictions on Use
Deposits which are restricted in use as of December 31, 2024 and 2023 are summarized as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Cash and cash equivalents(*)	₩	—	58
Short-term financial instruments(*)		79,500	79,500
Long-term financial instruments(*)		372	372

	₩	79,872	79,930

(*)	Includes the charitable trust fund established by the Group, profits from which shall be donated to charitable institutions. As of December 31, 2024, such funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	₩	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other(*)		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	₩	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ₩223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

F-4
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	₩	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	₩	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ₩273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2024 and 2023 are as follows:

	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2024	₩	242,737	49,865	(42,662)	8,090	258,030
2023	₩	234,923	37,906	(40,236)	10,144	242,737

(*)	The Group writes off the trade and other receivables that are determined to be uncollectible due to reasons such as termination of operations or bankruptcy.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

6.	Trade and Other Receivables, Continued

(3)
The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2024 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.59%	72.27%	89.87%	99.98%
	Gross amount	₩	1,484,657	50,529	146,442	21,898
	Loss allowance		23,652	36,516	131,613	21,893

Other revenue	Expected credit loss rate		3.69%	46.00%	54.77%	99.04%
	Gross amount	₩	523,254	4,091	9,272	18,269
	Loss allowance		19,303	1,882	5,078	18,093

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

(1)	Details of prepaid expenses as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	₩	1,881,608	1,882,296
Others		64,002	71,473

	₩	1,945,610	1,953,769

Non-current assets:
Incremental costs of obtaining contracts	₩	1,038,170	1,022,813
Others		70,236	63,294

	₩	1,108,406	1,086,107

F-
49

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

7.	Prepaid expenses, Continued

(2)	Incremental costs of obtaining contracts
The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Amortization recognized	₩	2,493,346	2,505,724	2,485,593

8.	Contract Assets and Liabilities
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

(1)	Details of contract assets and liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	₩	136,737	129,771
Contract liabilities:
Wireless service contracts		20,275	19,149
Customer loyalty programs		5,694	7,164
Fixed-line service contracts		151,427	146,106
Others		52,310	40,074

	₩	229,706	212,493

(2)
The amount of revenue recognized for the years ended December 31, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ₩113,792 million and ₩141,460 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	₩	20,275	—	—	20,275
Customer loyalty programs		4,166	1,023	505	5,694
Fixed-line service contracts		91,443	11,356	48,628	151,427
Others		52,310	—	—	52,310

	₩	168,194	12,379	49,133	229,706

F-5
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

9.	Inventories

(1)	Details of inventories as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	₩	191,323	(8,121)	183,202	174,255	(7,641)	166,614
Supplies		26,581	—	26,581	13,195	—	13,195

	₩	217,904	(8,121)	209,783	187,450	(7,641)	179,809

(2)	The amount of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2024		2023	2022
Charged to cost of products that have been resold	₩	1,592	2,033	2,297
Write-off upon sale		(1,106)	(8)	(756)
There are no significant reversals of inventory write-downs for the periods presented.

(3)
Inventories recognized as operating expenses for the years ended December 31, 2024, 2023, and 2022 are ₩1,323,907 million, ₩1,264,302 million, and ₩1,266,271 million, respectively, which are included in the cost of goods sold.

10.	Long-term Investment Securities
Details of long-term investment securities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Category	December 31, 2024		December 31, 2023
Equity instruments	FVOCI(*)	₩	1,739,133	1,398,734
	FVTPL		—	8

			1,739,133	1,398,742
Debt instruments	FVTPL		138,789	280,642

			138,789	280,642

		₩	1,877,922	1,679,384

(*)
The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of December 31, 2024 and 2023 are ₩1,739,133 million and ₩1,398,734 million, respectively.

F-5
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

11.	Business Combinations

(1)	2024
There were no changes in the Group due to the business combinations for the year ended December 31, 2024.

(2)	2023
There were no changes in the Group due to the business combinations for the year ended December 31, 2023.

(3)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:
PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the year ended December 31, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized ₩211,081 million of revenue and ₩4,157 million of net profit for the year ended December 31, 2022. In addition, assuming that the business combination occurred as of January 1, 2022, the Group would have been recognized ₩250,108 million of revenue and ₩4,695 million of net profit for the year ended December 31, 2022.

(i)	Summary of the acquiree

Information of acquiree
Corporate name	SK m&service Co., Ltd.
Location	16 th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and internet website service

F-5
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

11.	Business Combinations, Continued

(3)	2022, Continued

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	₩	72,859

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,516
Other assets		10,394
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	₩	13,281

F-5
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2024 and 2023 are as follows:

(In millions of won)		December 31, 2024			December 31, 2023
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	₩	975,443	27.3	₩	896,990
Korea IT Fund(*1)	Korea	63.3		363,138	63.3		336,404
UniSK	China	49.0		26,031	49.0		22,285
SK Technology Innovation Company(*2)	Cayman Islands	49.0		34,516	49.0		70,409
SK MENA Investment B.V.	Netherlands	32.1		17,273	32.1		14,872
SK Latin America Investment S.A.(*3)	Spain	32.1		1,357	32.1		14,607
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		391,572	20.0		355,282
Citadel Pacific Telecom Holdings, LLC(*4)	USA	15.0		51,780	15.0		45,901
SM Culture & Contents Co., Ltd.(*5)	Korea	22.8		39,567	22.8		41,578
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		15,635	27.3		14,344
Home Choice Corp.(*4)	Korea	17.8		3,238	17.8		3,215
Konan Technology Inc.	Korea	20.6		3,575	20.7		6,349
CMES Inc.(*4,6)	Korea	6.6		4,772	7.7		900
SK telecom Japan Inc.(*7)	Japan	24.9		3,703	33.0		1,239
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*8)	Korea	26.1		298,327	—		—
Start-up Win-Win Fund and others(*4,9,10,11,12,13,14,15)	—	—		102,702	—		81,142

			₩	2,332,629		₩	1,905,517

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*16)	Korea	48.2		9,198	48.2		9,495

				9,198			9,495

			₩	2,341,827		₩	1,915,012

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ₩48,240 million from the paid-in capital reduction of SK Technology Innovation Company for the year ended December 31, 2024, with no change in ownership interest.
(*3)	The Group received ₩14,453 million from the paid-in capital reduction of SK Latin America Investment S.A. for the year ended December 31, 2024, with no change in ownership interest.
(*4)
These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

F-5
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2024 and 2023 are as follows, Continued:

(*5)	The Group recognized an impairment loss of ₩18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2024.
(*6)
The Group acquired an additional ₩8,984 million of shares by exercising the conversion rights of the redeemable convertible preference shares and disposed of a portion of the shares for ₩14,872 million in cash, from which it recognized a ₩10,476 million gain on disposal of such investment in associate for the year ended December 31, 2024. Due to the acquisition, disposal of shares and exercise of stock options by other shareholders, the ownership interest of the Group decreased from 7.7% to 6.6%.

(*7)
The Group contributed an additional ₩1,683 million to SK telecom Japan Inc. for the year ended December 31, 2024, and the ownership interest of the Group has decreased from 33.0% to 24.9% due to the paid-in
capital increase through disproportionate allotment of shares.

(*8)
The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024. The redeemable convertible preference shares with voting rights of Rebellions Inc. have been issued, and the Group’s ownership interests of voting shares and common shares held by the Group are 26.1%, and 40.5% as of December 31, 2024, respectively.

(*9)
The Group contributed an additional ₩5,878 million to SK AMERICAS Inc. (formerly, SK USA Inc.) for the year ended December 31, 2024, and the ownership interest of the Group has decreased from 49.0% to 20.0% due to the paid-in
capital increase through disproportionate allotment of shares.

(*10)
The Group disposed of a portion of shares in
Start-up
Win-Win
Fund for ₩200 million in cash, and disposed of the entire shares of Daliworks Inc. and 12CM JAPAN for ₩150 million and ₩1 million in cash, respectively, from which it recognized ₩1,863 million and ₩7,295 million of losses on disposals of such investments in associates, respectively, for the year ended December 31, 2024.

(*11)
The Group contributed an additional ₩180 million of investment in SK VENTURE CAPITAL, LLC in cash and ₩273 million of investment in WALDEN SKT VENTURE FUND for the year ended December 31, 2024, with no changes in ownership interest.

(*12)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 40).
(*13)	The Group received ₩57 million from the liquidation of Wave City Co., Ltd. and recognized a ₩57 million gain relating to investments in associates for the year ended December 31, 2024.
(*14)	The Group newly acquired a portion of shares of ₩1,294 million of AhnLab Blockchain Company by contribution in kind for the year ended December 31, 2024.
(*15)
The Group granted Performance Share Units (“PSU”) for executives of associates for the year ended December 31, 2024, resulting in a cumulative contribution amount to ₩24 million. There is no change in the ownership interest. (See note 26)

(*16)	This investment was classified as investment in joint venture as the Group has a joint control pursuant to the agreement with the other shareholders.

F-5
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	₩	1,400	22,033,898	30,847	1,887	22,033,898	41,578
Konan Technology Inc.		19,470	2,359,160	45,933	32,600	2,359,160	76,909
CMES Inc.		24,000	763,968	18,335	—	—	—

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2024
Current assets	₩	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	2024
Revenue	₩	57,110	71,870	119,019
Profit (loss) for the year		37,187	55,448	(54,649)
Other comprehensive income (loss)		13,006	(156,828)	(3,972)
Total comprehensive income (loss)		50,193	(101,380)	(58,621)

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)

	As of December 31, 2023
Current assets	₩	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	2023
Revenue	₩	33,017	70,126	76,686
Profit (loss) for the year		16,330	87,462	(66,169)
Other comprehensive income (loss)		5,316	(56,660)	2,779
Total comprehensive income (loss)		21,646	30,802	(63,390)

F-5
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2024, 2023 and 2022 are as follows, Continued:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*)	SK South East Asia Investment Pte. Ltd.(*)
	As of December 31, 2022
Current assets	₩	98,132	1,223,426	146,589
Non-current assets		414,804	2,050,001	3,034,335
Current liabilities		—	76,654	488,132
Non-current liabilities		—	276,525	—

	2022
Revenue	₩	19,916	62,334	72,658
Profit (loss) for the year		7,505	(11,681)	(17,504)
Other comprehensive income (loss)		(11,779)	58,034	(34,220)
Total comprehensive income (loss)		(4,274)	46,353	(51,724)

(*)	The financial information of SK China Company Ltd. and SK South East Asia Investment Pte. Ltd. are consolidated financial information.

(4)	There are no material joint ventures as of December 31, 2024, 2023 and 2022.

F-5
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(5)
Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	₩	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	₩	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interest.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	₩	896,990	—	8,913	69,540	—	975,443
Korea IT Fund(*1)		336,404	—	23,552	8,237	(5,055)	363,138
UniSK(*1)		22,285	—	1,430	2,815	(499)	26,031
SK Technology Innovation Company		70,409	—	4,269	8,078	(48,240)	34,516
SK MENA Investment B.V.		14,872	—	329	2,072	—	17,273
SK Latin America Investment S.A.		14,607	—	(65)	1,268	(14,453)	1,357
SK South East Asia Investment Pte. Ltd.		355,282	—	(9,403)	45,693	—	391,572
Citadel Pacific Telecom Holdings, LLC (*1)		45,901	—	619	6,699	(1,439)	51,780
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,880)	(128)	—	39,567
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	1,427	—	(136)	15,635
Home Choice Corp.		3,215	—	23	—	—	3,238
Konan Technology Inc.		6,349	(16)	(2,861)	103	—	3,575
CMES Inc.		900	(4,396)	(767)	51	8,984	4,772
SK telecom Japan Inc.		1,239	1,560	(983)	1,887	—	3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2)		—	—	—	—	298,327	298,327
Start-up Win-Win Fund and others(*1,3,4)		81,142	(2,953)	(1,686)	2,793	23,406	102,702

		1,905,517	(5,808)	22,917	149,108	260,895	2,332,629
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(297)	—	—	9,198

		9,495	—	(297)	—	—	9,198

	₩	1,915,012	(5,808)	22,620	149,108	260,895	2,341,827

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2024.
(*2)
The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024.

(*3)
The acquisition for the year ended December 31, 2024 includes ₩5,878 million of investment in SK AMERICAS Inc. (formerly, SK USA Inc.), ₩180 million of investment in SK VENTURE CAPITAL, LLC., ₩273 million of investment in WALDEN SKT VENTURE FUND, ₩24 million of investment in F&U Credit information Co., Ltd. and ₩1,294 million of investment in AhnLab Blockchain

F-
59

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows, Continued:

Company. The disposal for the year ended December 31, 2024 includes a portion of shares of SK AMERICAS Inc. (formerly, SK USA Inc.) for ₩167 million, a portion of
Start-up
Win-Win
Fund for ₩200 million, and the entire shares of 12CM JAPAN and Daliworks Inc. for ₩7,296 million and ₩2,013 million, respectively.

(*4)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 40).

(In millions of won)	2023
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	₩	879,527	—	24,054	(6,591)	—	896,990
Korea IT Fund(*1)		324,860	—	10,343	3,366	(2,165)	336,404
UniSK(*1)		20,839	—	2,079	102	(735)	22,285
SK Technology Innovation Company		69,375	—	(178)	1,212	—	70,409
SK MENA Investment B.V.		14,296	—	335	241	—	14,872
SK Latin America Investment S.A.		11,961	—	1,974	672	—	14,607
SK South East Asia Investment Pte. Ltd.		357,537	—	(12,881)	10,626	—	355,282
Citadel Pacific Telecom Holdings, LLC(*1)		48,542	—	2,628	637	(5,906)	45,901
SM Culture & Contents Co., Ltd.(*2)		59,611	(679)	593	808	(18,755)	41,578
Nam Incheon Broadcasting Co., Ltd.(*1)		13,575	—	905	—	(136)	14,344
Home Choice Corp.		4,456	—	(1,241)	—	—	3,215
Konan Technology Inc.		8,366	(44)	(2,100)	127	—	6,349
CMES Inc.		900	—	—	—	—	900
SK telecom Japan Inc.(*3)		—	—	—	—	1,239	1,239
12CM JAPAN and others(*1,4)		69,734	8,706	5,108	(2,264)	(142)	81,142

		1,883,579	7,983	31,619	8,936	(26,600)	1,905,517
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	4,000	(215)	—	—	9,495

		5,710	4,000	(215)	—	—	9,495

	₩	1,889,289	11,983	31,404	8,936	(26,600)	1,915,012

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2023.
(*2)	The Group recognized ₩18,755 million of impairment loss for the year ended December 31, 2023.
(*3)
The Group disposed of a portion of shares in SK telecom Japan Inc., which was a subsidiary of the Parent Company, resulting in the reclassification of the remaining shares as an investment in associate for the year ended December 2023.

F-6
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows, Continued:

(*4)
The acquisition for the year ended December 31, 2023 includes ₩6,500 million of investment in Telecom Daean Evaluation Co., Ltd. (formerly, Telecom Daean Evaluation Jun B Corporation Co., Ltd.), ₩6,000 million of investment in KB ESG Fund of the three telecommunications companies, ₩215 million of investment in KDX Korea Data Exchange, ₩132 million of investment in SK Venture Capital, LLC, ₩261 million of investment in Walden SKT Venture Fund, ₩520 million of investment in Covet Co., Ltd., and ₩28 million of investment in F&U Credit information Co., Ltd. The disposal for the year ended December 31, 2023 includes a portion of shares in
Start-up
Win-Win
Fund for ₩550 million and a portion of
SK-KNET
Youth Startup Investment Cooperative for ₩4,400 million for the year ended December 31, 2023.

(7)
The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2024 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2024		Cumulative loss	2024	Cumulative loss
Invites Genomics Co., Ltd. (Formerly, Invites Healthcare Co., Ltd.)	₩	14,334	22,178	107	1,286
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	₩	14,334	27,365	107	1,162

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	₩	1,260,712	—	—	1,260,712
Buildings		1,822,695	(1,056,427)	(450)	765,818
Structures		955,360	(742,772)	(1,601)	210,987
Machinery		38,191,687	(30,457,696)	(11,425)	7,722,566
Other		1,631,503	(1,262,496)	—	369,007
Right-of-use assets		2,645,207	(1,036,988)	—	1,608,219
Construction in progress		681,010	—	(925)	680,085

	₩	47,188,174	(34,556,379)	(14,401)	12,617,394

F-6
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

13.	Property and Equipment, Continued

(1)	Property and equipment as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	December 31, 2023
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	₩	1,248,200	—	—	1,248,200
Buildings		1,775,563	(1,001,721)	(450)	773,392
Structures		941,868	(705,388)	(1,601)	234,879
Machinery		37,688,793	(29,796,000)	(2,139)	7,890,654
Other		1,757,617	(1,271,597)	(863)	485,157
Right-of-use assets		2,549,003	(933,567)	(3,485)	1,611,951
Construction in progress		761,963	—	—	761,963

	₩	46,723,007	(33,708,273)	(8,538)	13,006,196

(2)	Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Changes in consolidation scope	Ending balance
Land	₩	1,248,200	101	(2,213)	14,624	—	—	—	1,260,712
Buildings		773,392	3,785	(1,279)	46,479	(56,559)	—	—	765,818
Structures		234,879	1,574	(78)	13,408	(37,997)	—	(799)	210,987
Machinery		7,890,654	517,884	(23,253)	1,616,265	(2,267,720)	(11,025)	(239)	7,722,566
Other		485,157	390,130	(12,131)	(408,675)	(84,179)	(10)	(1,285)	369,007
Right-of-use assets		1,611,951	523,494	(90,734)	(26,271)	(407,338)	(33)	(2,850)	1,608,219
Construction in progress		761,963	1,441,907	(5,030)	(1,517,830)	—	(925)	—	680,085

	₩	13,006,196	2,878,875	(134,718)	(262,000)	(2,853,793)	(11,993)	(5,173)	12,617,394

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	₩	1,005,857	12	(388)	242,719	—	—	1,248,200
Buildings		785,225	1,083	(294)	41,516	(54,138)	—	773,392
Structures		265,656	1,632	(198)	6,446	(38,657)	—	234,879
Machinery		7,912,900	553,541	(7,267)	1,734,474	(2,302,789)	(205)	7,890,654
Other		497,394	554,595	(1,205)	(476,097)	(89,506)	(24)	485,157
Right-of-use assets		1,786,129	345,761	(86,069)	(23,436)	(410,032)	(402)	1,611,951
Construction in progress		1,069,331	1,554,922	(26)	(1,862,264)	—	—	761,963

	₩	13,322,492	3,011,546	(95,447)	(336,642)	(2,895,122)	(631)	13,006,196

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the property and equipment amounting to ₩17,412 million
NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and
SK m&service Co., Ltd. as assets held for sale.

F-6
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

14.	Investment Property

(1)	Investment property as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024				December 31, 2023
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	9,787	—	9,787	14,199	—	14,199
Buildings		23,010	(14,981)	8,029	27,462	(17,220)	10,242
Right-of-use assets		16,518	(7,723)	8,795	16,975	(6,604)	10,371

	₩	49,315	(22,704)	26,611	58,636	(23,824)	34,812

(2)	Changes in investment property for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Transfer(*)	Depreciation	Ending balance
Land	₩	14,199	(4,412)	—	9,787
Buildings		10,242	(1,143)	(1,070)	8,029
Right-of-use assets		10,371	73	(1,649)	8,795

	₩	34,812	(5,482)	(2,719)	26,611

(In millions of won)
	2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	₩	6,115	8,084	—	14,199
Buildings		6,884	5,343	(1,985)	10,242
Right-of-use assets		12,138	473	(2,240)	10,371

	₩	25,137	13,900	(4,225)	34,812

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the investment property amounting to ₩1,719 million of SK m&service Co., Ltd. as assets held for sale.

(3)	The Group recognized lease income of ₩5,526 million and ₩6,202 million from investment property for the years ended December 31, 2024 and 2023, respectively.

(4)	The fair value of investment property is ₩58,552 million and ₩70,138 million as of December 31, 2024 and 2023, respectively.

F-6
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

15.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	₩	1,379,422	1,376,721
Others		228,797	235,230

	₩	1,608,219	1,611,951

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2024, 2023 and 2022 as a lessee are as follows:

(In millions of won)
	2024		2023	2022
Depreciation of right-of-use assets:
Land, buildings and structures	₩	343,161	346,931	346,499
Others(*)		64,177	63,101	57,295

	₩	407,338	410,032	403,794

Interest expense on lease liabilities	₩	50,631	46,595	29,996

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.
Expenses related to short-term leases and leases of
low-value
assets that the Group recognized are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2024, 2023 and 2022 amounted to ₩465,119 million, ₩474,410 million and ₩449,196 million, respectively.

F-6
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

15.	Leases, Continued

(2)	Group as a lessor

1)	Finance lease
The Group recognized interest income of ₩2,566 million, ₩800 million and ₩910 million on lease receivables for the years ended December 31, 2024, 2023 and 2022, respectively.
The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	₩	12,695
1 ~ 2 years		4,012
2 ~ 3 years		2,544
3 ~ 4 years		1,411
4 ~ 5 years		391

Undiscounted lease payments	₩	21,053

Unrealized finance income	₩	464
Net investment in the lease		20,589

2)	Operating lease
The Group recognized lease income of ₩235,519 million, ₩235,988 million and ₩246,279 million for the years ended December 31, 2024, 2023 and 2022, respectively, of which variable lease payments received are ₩2,309 million, ₩2,694 million and ₩8,622 million, respectively.
The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2024.

(In millions of won)
	Amount
Less than 1 year	₩	102,362
1 ~ 2 years		72,437
2 ~ 3 years		39,704
3 ~ 4 years		118
4 ~ 5 years		113
More than 5 years		2,250

	₩	216,984

F-6
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

16.	Goodwill

(1)	Goodwill as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Goodwill related to merger of Shinsegi Telecom, Inc.	₩	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		2,175	4,691

	₩	2,072,493	2,075,009

(2)	Details of the impairment testing of Goodwill as of December 31, 2024 is as follows:
Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services; and

•	other goodwill: Others.

(*1)	Goodwill related to merger of Shinsegi Telecom, Inc.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax
annual discount rate of 5.2% (2023: 5.4%)
(pre-tax
annual discount rate for 2024 and 2023: 7.0% and 8.4%) to the estimated future post-tax
cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2023: 0.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term wireless telecommunication industry growth rate.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.
The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax
annual discount rate of 6.0% (2023: 6.2%)
(pre-tax
annual discount rate for 2024 and 2023: 7.6% and 7.9%) to the estimated future post-tax
cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% (2023: 1.0%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term fixed-line telecommunication industry growth rate.

(3)	Details of the changes in goodwill for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	₩	2,075,009	2,075,009
Reclassified as assets held for sale(*)		(2,516)	—

Ending balance	₩	2,072,493	2,075,009

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the goodwill amounting to ₩2,516 million of SK m&service Co., Ltd. as assets held for sale.

F-6
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

16.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2024 and 2023 are as follows, Continued:

As of December 31, 2024 and 2023, accumulated impairment losses are ₩11,300 million and ₩33,441 million respectively.

17.	Intangible Assets

(1)	Intangible assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	₩	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		54,341	(54,032)	—	309
Industrial rights		98,265	(33,092)	(45,000)	20,173
Development costs		2,960	(2,933)	—	27
Facility usage rights		161,561	(148,247)	—	13,314
Customer relations		505,062	(258,943)	—	246,119
Club memberships(*2)		93,266	—	(14,648)	78,618
Other(*3)		5,029,153	(4,284,644)	(43,744)	700,765

	₩	9,509,515	(7,211,252)	(103,392)	2,194,871

(In millions of won)	December 31, 2023
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	₩	3,564,907	(1,958,301)	—	1,606,606
Land usage rights		57,106	(56,519)	—	587
Industrial rights		97,993	(34,141)	(17,698)	46,154
Development costs		14,815	(14,766)	—	49
Facility usage rights		159,891	(145,578)	—	14,313
Customer relations		505,063	(231,913)	—	273,150
Club memberships(*2)		121,895	—	(24,709)	97,186
Other(*3)		4,851,168	(4,020,886)	(7,190)	823,092

	₩	9,372,838	(6,462,104)	(49,597)	2,861,137

(*1)
The Parent Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ₩227,200 million, ₩547,800 million and ₩411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Parent Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

F-6
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

17.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment (*1)	Changes in consolidation scope	Ending balance
Frequency usage rights	₩	1,606,606	—	—	—	(471,060)	—	—	1,135,546
Land usage rights		587	69	(5)	—	(342)	—	—	309
Industrial rights		46,154	6,578	(241)	(1)	(4,962)	(27,340)	(15)	20,173
Development costs		49	—	—	—	(22)	—	—	27
Facility usage rights		14,313	1,477	(3)	618	(3,091)	—	—	13,314
Customer relations		273,150	—	—	—	(27,031)	—	—	246,119
Club memberships		97,186	3,700	(20,065)	(1,727)	—	(476)	—	78,618
Other		823,092	61,598	(1,596)	209,702	(336,870)	(54,927)	(234)	700,765

	₩	2,861,137	73,422	(21,910)	208,592	(843,378)	(82,743)	(249)	2,194,871

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ₩82,743 million as impairment loss for the year ended December 31, 2024.
(*2)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ₩5,655 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale.

(In millions of won)
	2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Ending balance
Frequency usage rights	₩	2,082,432	—	—	—	(475,826)	—	1,606,606
Land usage rights		1,224	155	(15)	40	(817)	—	587
Industrial rights		51,792	4,563	(350)	—	(4,530)	(5,321)	46,154
Development costs		284	—	—	—	(234)	(1)	49
Facility usage rights		14,997	1,884	(16)	981	(3,533)	—	14,313
Customer relations		300,181	—	—	—	(27,031)	—	273,150
Club memberships		91,971	7,619	(2,174)	65	—	(295)	97,186
Other		782,029	91,848	(1,752)	294,567	(339,478)	(4,122)	823,092

	₩	3,324,910	106,069	(4,307)	295,653	(851,449)	(9,739)	2,861,137

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ₩9,739 million as impairment loss for the year ended December 31, 2023.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

17.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Research and development costs expensed as incurred	₩	378,079	369,507	340,864

(4)	Details of frequency usage rights as of December 31, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	₩	65,873	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		202,751	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		242,830	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		152,378	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		471,714	5G service	Apr. 2019	Nov. 2028

	₩	1,135,546

18.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2024		December 31, 2023
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	₩	50,000	—
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		50,000	—

			₩	100,000	—

F-
69

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

18.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2024		December 31, 2023
Korea Development Bank(*1)	1.87	Feb. 10, 2026	₩	15,625	28,125
Mizuho Bank, Ltd.	1.35	May. 20, 2024		—	100,000
DBS Bank Ltd.	1.32	May. 28, 2024		—	200,000
DBS Bank Ltd.	2.63	Mar. 10, 2025		200,000	200,000
Credit Agricole CIB	3.30	Apr. 29, 2024		—	50,000
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		50,000	50,000
Nonghyup Bank(*3)	MOR + 1.36	Nov. 17, 2024		—	40,000
DBS Bank Ltd.(*2)	3M CD + 0.075	Oct. 8, 2026		200,000	—

				515,625	718,125
Less: present value discount				(25)	(47)

				515,600	718,078
Less: current portions				(312,475)	(402,500)

			₩	203,125	315,578

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	3M CD rates are 3.41% and 3.83% as of December 31, 2024 and 2023, respectively.
(*3)	6M MOR rates are 3.33% and 3.85% as of December 31, 2024 and 2023, respectively.

F-7
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024		December 31, 2023
Unsecured corporate bonds	Operating fund	2032	3.45	₩	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2024	3.64		—	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82		—	190,000
	Operating and
Unsecured corporate bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
	Operating and
Unsecured corporate bonds	refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000
Unsecured corporate bonds		2038	2.44		50,000	50,000
Unsecured corporate bonds		2024	2.09		—	120,000
Unsecured corporate bonds		2029	2.19		50,000	50,000
Unsecured corporate bonds		2039	2.23		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2024	1.49		—	60,000
	Operating and
Unsecured corporate bonds	refinancing fund	2029	1.50		120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52		50,000	50,000
Unsecured corporate bonds		2049	1.56		50,000	50,000
Unsecured corporate bonds	Operating fund	2024	1.76		—	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds		2025	1.75		130,000	130,000
Unsecured corporate bonds		2030	1.83		50,000	50,000
Unsecured corporate bonds		2040	1.87		70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40		140,000	140,000
Unsecured corporate bonds		2030	1.59		40,000	40,000
Unsecured corporate bonds		2040	1.76		110,000	110,000
Unsecured corporate bonds		2024	1.17		—	80,000
Unsecured corporate bonds		2026	1.39		80,000	80,000
Unsecured corporate bonds		2031	1.80		50,000	50,000
Unsecured corporate bonds		2041	1.89		100,000	100,000
Unsecured corporate bonds		2024	2.47		—	90,000

F-7
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024	December 31, 2023
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	300,000	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2024	4.79	—	100,000
Unsecured corporate bonds		2025	4.73	110,000	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	—
Unsecured corporate bonds		2029	3.73	110,000	—
Unsecured corporate bonds		2034	3.92	110,000	—
Unsecured corporate bonds		2027	2.91	170,000	—
Unsecured corporate bonds		2029	2.92	90,000	—
Unsecured corporate bonds		2034	2.96	40,000	—
Unsecured corporate bonds(*1)		2024	2.09	—	160,000
Unsecured corporate bonds(*1)	Operating and	2024	1.71	—	100,000
Unsecured corporate bonds(*1)	refinancing fund	2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)		2025	1.64	100,000	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	160,000	160,000
Unsecured corporate bonds(*1)		2024	1.69	—	100,000
Unsecured corporate bonds(*1)		2025	2.58	100,000	100,000
Unsecured corporate bonds(*1)		2032	2.92	50,000	50,000
Unsecured corporate bonds(*1)	Operating and	2025	4.21	50,000	50,000
Unsecured corporate bonds(*1)	refinancing fund	2026	4.28	100,000	100,000
Unsecured corporate bonds(*1)		2028	4.37	90,000	90,000
Unsecured corporate bonds(*1)	Facility fund	2026	4.87	100,000	100,000
Unsecured corporate bonds(*1)		2028	5.00	60,000	60,000
Unsecured corporate bonds(*1)	Refinancing fund	2027	3.89	170,000	—
Unsecured corporate bonds(*1)		2029	3.93	60,000	—
Unsecured corporate bonds(*1)	Facility and	2027	3.06	130,000	—
Unsecured corporate bonds(*1)	Refinancing fund	2029	3.06	115,000	—
Unsecured corporate bonds(*1)		2031	3.11	50,000	—

F-7
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2024		December 31, 2023
Unsecured global bonds	Operating fund	2027	6.63		588,000 (USD 400,000)	515,760 (USD 400,000)
Unsecured global bonds(*1)	Refinancing fund	2028	4.88		441,000 (USD 300,000)	386,820 (USD 300,000)
Floating rate notes(*2)	Operating fund	2025	SOFR rate + 1.17		441,000 (USD 300,000)	386,820 (USD 300,000)
Convertible bonds(*3)		2028	—		4,410 (USD 3,000)	3,868 (USD 3,000)
Convertible bonds(*3)		2028	—		—	3,868 (USD 3,000)
Convertible bonds(*3)		2028	—		—	2,579 (USD 2,000)
Convertible bonds(*3)		2028	—		—	10,444 (USD 8,100)
Convertible bonds(*3)		2028	—		23,741 (USD 16,150)	20,824 (USD 16,150)
Convertible bonds(*3)		2028	—		11,392 (USD 7,750)	9,993 (USD 7,750)
Convertible bonds(*3)		2028	—		11,760 (USD 8,000)	10,315 (USD 8,000)

					8,526,303	8,351,291
Less: discounts on bond					(15,023)	(25,648)

					8,511,280	8,325,643
Less: current portions of bonds					(2,147,634)	(1,219,344)

				₩	6,363,646	7,106,299

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Applied interest rates are SOFR rate of 4.49% and 5.38% as of December 31, 2024 and 2023, respectively.

F-7
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

18.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2024 and 2023 are as follows, Continued:

(*3)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and the conditions for issuing convertible bonds and changes are as follows:

1)	As of December 31, 2024, the conditions for issuing convertible bonds are as follows:

(In millions of won and thousands of U.S. dollars)
Series
	1	5	6	7
Total amount of convertible bonds authorized	4,410 (USD 3,000)	23,741 (USD 16,150)	11,392 (USD 7,750)	11,760 (USD 8,000)
Coupon rate	0% (However, if not converted, 4% from January 1, 2025, to three years from the issue date, and 8% thereafter until the maturity of the convertible bonds)
Repayment of interest and principal	Lump-sum repayment at maturity with accrued interest added to the issued amount
Convertible period	Until the maturity date or the mandatory conversion date
Type of shares to be issued upon conversion	Registered common stock or securities identical to subsequent investments
Conversion ratio	100%
Conversion price (In U.S. dollars)	USD 410.22 per share
Early redemption right	Exercisable from January 1, 2025, in case of non-fulfillment of certain conditions
The conversion rights of the aforementioned convertible bonds are classified as equity.

2)	The carrying amount of changes in the liability component (present value of non-convertible bonds) of the convertible bonds for the years ended December 31, 2024 are as follows:

(In millions of won and thousands of U.S. dollars)
2024
Beginning balance	59,235
(USD 45,939)
Issuance of convertible bonds	—
—
Repayment	18,778
(USD 14,230)
Amortization based on	17,279
effective interest rate	(USD 7,567)

Ending balance	57,736
(USD 39,276)

The liability component of convertible bonds (present value of non-convertible
bonds) is measured at amortized cost using the effective interest rate.

F-7
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

19.	Long-term Payables – other

(1)	As of December 31, 2024 and 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 17):

(In millions of won)
	December 31, 2024		December 31, 2023
Long-term payables – other	₩	921,075	1,290,225
Present value discount on long-term payables – other		(13,355)	(29,772)
Current portion of long-term payables – other		(367,765)	(367,770)

Carrying amount as of December 31	₩	539,955	892,683

(2)
The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2024 and 2023 amounts to ₩369,150 million and ₩400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	₩	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	₩	921,075

20.	Provisions
Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024								As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Changes in consolidation scope	Other(*)	Ending balance	Current	Non-current
Provision for restoration	₩	120,024	6,475	(3,555)	(1,053)	(351)	(1,917)	119,623	49,579	70,044
Emission allowance		1,182	1,410	(130)	(2,025)	—	—	437	437	—
Other provisions		218	—	—	(218)	—	—	—	—	—

	₩	121,424	7,885	(3,685)	(3,296)	(351)	(1,917)	120,060	50,016	70,044

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2024.

F-7
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

20.	Provisions, Continued
Changes in provisions for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023							As of December 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	₩	115,089	8,041	(2,397)	(714)	5	120,024	37,073	82,951
Emission allowance		2,186	2,404	(635)	(2,773)	—	1,182	1,182	—
Other provisions		1,823	—	(1,005)	(108)	(492)	218	—	218

	₩	119,098	10,445	(4,037)	(3,595)	(487)	121,424	38,255	83,169

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	₩	1,142,324	1,121,679
Fair value of plan assets		(1,294,567)	(1,292,416)

Defined benefit assets(*)		(154,329)	(170,737)

Defined benefit liabilities		2,086	—

(*)
Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Discount rate for defined benefit obligations	3.35% ~ 4.24%	3.71% ~ 4.79%
Expected rate of salary increase	2.00% ~ 5.42%	2.00% ~ 5.27%
Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

F-7
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

21.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	₩	1,121,679	1,038,320
Current service cost		130,538	132,465
Interest cost		47,463	54,032
Remeasurement
- Demographic assumption		(761)	810
- Financial assumption		49,788	(24,953)
- Adjustment based on experience		(15,085)	18,814
Benefit paid		(157,801)	(99,396)
Past service cost		6,795	—
Changes in consolidation scope		(2,458)	—
Others(*)		(37,834)	1,587

Ending balance	₩	1,142,324	1,121,679

(*)	Others include changes in liabilities due to employees’ transfers among affiliates and reclassification as liabilities held for sale for the years ended December 31, 2024 and 2023.

(4)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	₩	1,292,416	1,214,007
Interest income		54,215	62,058
Remeasurement		729	(2,140)
Contributions		124,921	108,224
Benefit paid		(131,031)	(90,452)
Changes in consolidation scope		(2,151)	—
Others(*)		(44,532)	719

Ending balance	₩	1,294,567	1,292,416

(*)	Others include changes in assets due to employees’ transfers among affiliates and reclassification as assets held for sale for the years ended December 31, 2024 and 2023.
The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2025, amounts to ₩188,339 million.

F-7
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

21.	Defined Benefit Liabilities (Assets), Continued

(5)	Total cost of defined benefit plan, which is recognized in profit and loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Current service cost	₩	130,538	132,465
Net interest income		(6,752)	(8,026)
Past service cost		6,795	—

	₩	130,581	124,439

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Equity instruments	₩	67,184	72,619
Debt instruments		394,138	162,374
Short-term financial instruments, etc.		833,245	1,057,423

	₩	1,294,567	1,292,416

(7)	Sensitivity analysis
As of December 31, 2024, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	₩	(39,658)	42,443
Expected salary increase rate		42,433	(40,047)
The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.
A weighted average duration of defined benefit obligations as of December 31, 2024 and 2023 are 7.46 years and 7.27 years, respectively.

(8)	Defined contribution plan
The amount recognized as an expense for defined contribution plans are ₩29,784 million and ₩20,404 million for the years ended December 31, 2024 and 2023, respectively.

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 4, 2020	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citi bank	Mar. 4, 2020 ~ Jun. 4, 2025
Jun. 28, 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd	Oct. 10, 2024 ~ Oct. 8, 2026
As of December 31, 2024, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(2)
SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap(TRS) contract amounting to ₩270,000 million and ₩80,000 million with beneficiary certificates as underlying asset with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, respectively. The contracts consist of the settlement of the difference resulting from the change in the value of the real estate on the maturity date of the contract and the settlement of the difference between the dividend and the standard dividend during the contract period. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to the other party to each contract. SK Broadband Co., Ltd. recognized long-term derivative financial assets of ₩64,926 million and ₩21,027 million for TRS as of December 31, 2024 and 2023, respectively. Long-term derivative financial assets were measured using the discounted present value methods for estimated future cash flows.

(3)
In relation to the business acquisition by SK Broadband Co., Ltd. during the year ended December 31, 2020, the Parent Company has entered into a shareholders’ agreement with the shareholders of the acquirees on November 13, 2024. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to purchase 24.76% of the shares of SK Broadband Co., Ltd. for ₩1,145,870 million. The Parent Company has determined that it currently has ownership of the shares of SK Broadband Co., Ltd. for which the above contract was concluded, and accounted for the ownership of the shares in the subsidiary accordingly.

(4)
The Parent Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Parent Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Parent Company is able to exercise the right in accordance with the agreement when certain conditions are met. There is no balance for derivative financial assets as of December 31, 2024.

F-
79

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

22.	Derivative Instruments, Continued

(5)
SAPEON Inc., a subsidiary of the Parent Company, disposed of a portion of shares of Rebellions Inc. (formerly, SAPEON Korea Inc.) for the year ended December 31, 2024, and entered into a Price Return Swap (PRS) in which the buyer receives the difference between the amount of sale and the settlement amount when selling the shares. The Parent Company recognized a long-term derivative financial liability of ₩2,689 million for the Price Return Swap (PRS) as of December 31, 2024.

(6)
The fair value of derivative financial instruments to which the Group applies cash flow hedging is recorded in the consolidated financial statements as derivative financial assets, long-term derivative financial assets, and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	₩	148,172	148,172
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		41,975	41,975
Current assets:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	₩	80,650	80,650

	₩	270,797	270,797

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	₩	(748)	(748)

	₩	(748)	(748)

As of December 31, 2024, the changes in fair value of derivatives designated as hedging instrument, which are all effective in hedging, were recognized in full in other comprehensive income.

(7)
The fair value of derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets, long-term financial assets, and long-term derivative financial liabilities. As of December 31, 2024, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contract for difference settlement	₩	38,850	38,850
Non-current assets:
Contract for difference settlement		31,461	31,461

	₩	70,311	70,311

Non-current liabilities:
Price Return Swap (PRS)	₩	(2,689)	(2,689)

	₩	(2,689)	(2,689)

F-8
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

23.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for share data)
	December 31, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	₩	100	100
Number of issued shares		214,790,053	218,833,144
Share capital:
Common share(*)	₩	30,493	30,493

(*)
In 2002, 2003 and 2024, The Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Issued shares as of January 1	218,833,144	218,833,144
Retirement of treasury shares(*)	(4,043,091)	—

Issued shares as of December 31	214,790,053	218,833,144

(*)	The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.
(3)	Details of shares outstanding as of December 31, 2024 and 2023 are as follows:

(In shares)	December 31, 2024			December 31, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,903,711	212,886,342	218,833,144	6,133,414	212,699,730

(4)	Details of capital surplus and others as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Paid-in surplus	₩	1,771,000	1,771,000
Treasury shares (Note 24)		(92,962)	(301,981)
Hybrid bonds (Note 25)		398,509	398,509
Share option (Note 26)		14,498	9,818
Others(*)		(14,045,981)	(13,705,990)

	₩	(11,954,936)	(11,828,644)

(*)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

F-8
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

24.	Treasury Shares

(1)	Treasury shares as of December 31, 2024 and 2023 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2024		December 31, 2023
Number of shares		1,903,711	6,133,414
Acquisition cost	₩	92,962	301,981

(2)	Changes in treasury shares for the years ended December 31, 2024 and 2023 are as follows:

(In shares)
	2024	2023
Treasury shares as of January 1	6,133,414	801,091
Acquisition (*1)	317,000	5,773,410
Disposal (*2)	(503,612)	(441,087)
Retirement of treasury shares(*3)	(4,043,091)	—

Treasury shares as of December 31	1,903,711	6,133,414

(*1)
The Parent Company acquired 317,000 of its treasury shares for ₩15,788 million and 5,773,410 of its treasury shares for ₩285,487 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2024 and 2023, respectively.

(*2)
The Parent Company distributed 503,612 treasury shares (acquisition cost: ₩24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ₩181 million for the year ended December 31, 2024. Also, the Parent Company distributed 441,087 treasury shares (acquisition cost: ₩20,208 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ₩212 million for the year ended December 31, 2023.

(*3)
The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

F-8
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

25.	Hybrid Bonds
Hybrid bonds classified as equity as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2024		December 31, 2023
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	₩	400,000	400,000
Issuance costs						(1,491)	(1,491)

					₩	398,509	398,509

The Parent Company redeemed previously issued hybrid bonds and issued new ones for the year ended December 31, 2023. As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity.
These are subordinated bonds that rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)
Annual interest rate is determined as yield rate of
5-year
national bond plus premium. According to the
step-up
clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

26.	Share-based payment Arrangement

26.1	Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5	6	7-1(*)	7-2(*)
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares , Cash settlement
Number of shares (in share)	370,355	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2024, 196,850 shares of stock options granted in the 7 th -1 series and 12,884 shares of stock options granted in the 7 th -2 series were canceled.

F-8
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

1)	Share-based payment arrangement with cash alternatives, Continued

For the year ended December 31, 2024, the entire amount of remaining stock options granted in the 4 th
series and some portions of stock options granted in the 3
rd
,
5
th
, and 6
th
series were exercised, and the entire amount of remaining stock options granted in the 1 st
-3
and 3
rd
series was fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date
The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 was fully exercised for the year ended December 31, 2024.

3)	Equity-settled share-based payment arrangement
The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2024, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023	March 26, 2024
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280	52,720
Reference index (KOSPI200)	315	362
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)
The initial amount granted is a total of ₩10,813 million for 2023 and ₩12,835 million for 2024, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

F-8
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(2)
Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	₩	157,750
For the year ended December 31, 2024		846
In subsequent periods		—

	₩	158,596

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ₩7,283 million and ₩5,530 million, respectively, which are included in accrued expenses as of December 31, 2024 and 2023.
As of December 31, 2024 and 2023, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ₩305 million and ₩1,133 million, respectively.
Share compensation expenses recognized for equity-settled share-based payment arrangements are ₩6,286 million and ₩6,267 million for the years ended December 31, 2024 and 2023.

(3)
The Parent Company used binomial option-pricing models, including the binomial model, on the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follow:

1)	Share-based payment arrangement with cash alternatives
(i) SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.74%	2.73%	2.81%	2.74%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	55,200	55,200	55,200	55,200
Expected volatility	16.50%	16.50%	16.50%	16.50%
Expected dividends yield	6.41%	6.41%	6.41%	6.41%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	16,748	5,668	3,820	3,080

F-8
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

26.	Share-based payment Arrangement, Continued

26.1	Share-based payment arrangement of the Parent Company, Continued

(3)
The Parent Company used binomial option-pricing models, including the binomial model, on the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follow, Continued:

1)	Share-based payment arrangement with cash alternatives, Continued

(ii) SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	2.87%
Estimated option’s life	3.25 years
Share price on the remeasurement date	55,200
Expected volatility	16.50%
Expected dividends yield	6.41%
Exercise price	56,860
Per-share fair value of the option	902

3)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

F-8
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

26.	Share-based payment Arrangement, Continued

26.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

	Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	800	21,050	600
Exercise price (in U.S. dollars)	100.0
Exercise period(*)	Jan. 4, 2024 ~ Jan. 4, 2032	Apr. 1, 2024 ~ Apr. 1, 2032	Feb. 1, 2025 ~ Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)	Share compensation expense for share-based payment arrangements for the year ended December 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	₩	2,555
For the year ended December 31, 2024		402
In subsequent periods		—

	₩	2,957

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

F-8
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Appropriated:
Legal reserve	₩	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		8,257,369	8,381,223

	₩	22,976,127	22,799,981

(2)	Legal reserve
The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Valuation gain on FVOCI	₩	262,657	176,208
Other comprehensive income of investments in associates and joint ventures		315,283	182,702
Valuation loss on derivatives		(8,044)	(1,488)
Foreign currency translation differences for foreign operations		77,047	29,794

	₩	646,943	387,216

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

28.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2023	₩	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		2,927	9,225	(15,951)	(218)	(4,017)
Balance as of December 31, 2023	₩	176,208	182,702	(1,488)	29,794	387,216
Balance as of January 1, 2024	₩	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		86,449	132,581	(6,556)	47,253	259,727

Balance as of December 31, 2024	₩	262,657	315,283	(8,044)	77,047	646,943

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	₩	176,208	173,281
Amount recognized as other comprehensive income (loss) for the year, net of taxes		11,262	(18,883)
Amount reclassified to retained earnings, net of taxes		75,187	21,810

Balance as of December 31	₩	262,657	176,208

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Balance as of January 1	₩	(1,488)	14,463
Amount recognized as other comprehensive loss for the year, net of taxes		(12,636)	(18,725)
Amount reclassified to profit, net of taxes		6,080	2,774

Balance as of December 31	₩	(8,044)	(1,488)

F-
8
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

29.	Other Operating Income and Expenses
Details of other operating income and
expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Other Operating Income:
Gain on disposal of property and equipment and intangible assets	₩	37,316	21,898	15,985
Others(*)		34,972	28,468	40,274

	₩	72,288	50,366	56,259

Other Operating Expenses:
Communication	₩	34,037	32,238	31,881
Utilities		547,204	511,240	401,025
Taxes and dues		44,888	29,009	49,445
Repair		438,089	431,964	435,572
Research and development		378,079	369,507	340,864
Training		30,949	39,286	39,632
Bad debt for accounts receivable – trade		49,865	37,906	27,053
Travel		19,090	22,499	15,684
Supplies and other		116,920	130,330	113,839
Loss on disposal of property and equipment and intangible assets		17,427	9,369	20,465
Impairment loss on property and equipment and intangible assets		94,736	10,369	17,027
Donations		15,712	14,766	13,125
Bad debt for accounts receivable – other		4,838	5,256	3,011
Others(*)		72,122	7,534	20,353

	₩	1,863,956	1,651,273	1,528,976

(*)	See note 4 (2).

F-9
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Finance Income:
Interest income	₩	87,245	70,055	58,472
Gain on sale of accounts receivable – other		—	—	1,043
Dividends		35,818	43,014	2,552
Gain on foreign currency transactions		32,260	19,065	21,283
Gain on foreign currency translations		9,344	1,199	2,095
Gain relating to financial instruments at FVTPL		190,368	115,043	94,393

	₩	355,035	248,376	179,838

Finance Costs:
Interest expense	₩	403,129	389,813	328,307
Loss on sale of accounts receivable – other		35,317	65,027	61,841
Loss on foreign currency transactions		30,892	21,693	19,485
Loss on foreign currency translations		3,575	1,227	3,814
Loss relating to financial instruments at FVTPL		133,006	49,641	41,597
Loss on disposal of investment assets		—	—	1,283

	₩	605,919	527,401	456,327

(2)	Details of interest income included in finance income for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Interest income on cash equivalents and financial instruments	₩	57,731	44,921	27,991
Interest income on loans and others		29,514	25,134	30,481

	₩	87,245	70,055	58,472

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Interest expense on borrowings	₩	31,718	29,917	25,736
Interest expense on debentures		272,846	247,105	217,475
Others		98,565	112,791	85,096

	₩	403,129	389,813	328,307

F-9
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

30.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2024, 2023 and 2022 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)
	2024
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	₩	95,708	52,731
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		106,514	13,281

		233,215	66,012

Financial Liabilities:
Financial liabilities at FVTPL		121,061	115,592
Financial liabilities at amortized cost		759	424,315

		121,820	539,907

	₩	355,035	605,919

(In millions of won)
	2023
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	₩	127,001	114,668
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		69,373	22,795
Derivatives designated as hedging instrument		2,480	—

		238,535	137,463

Financial Liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		3,124	389,938

		9,841	389,938

	₩	248,376	527,401

F-9
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

30.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2024, 2023 and 2022 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2022
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	₩	104,068	103,292
Financial assets at FVOCI		1,495	1,283
Financial assets at amortized cost		45,008	23,094
Derivatives designated as hedging instrument		—	146

		150,571	127,815

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		10,835	328,512

		29,267	328,512

	₩	179,838	456,327

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2024		2023	2022
Financial Assets:
Financial assets at FVOCI	₩	11,253	(18,842)	(491,853)
Derivatives designated as hedging instrument		(12,398)	(11,520)	(21,548)

		(1,145)	(30,362)	(513,401)

Financial Liabilities:
Derivatives designated as hedging instrument		5,825	(5,940)	182

	₩	4,680	(36,302)	(513,219)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Accounts receivable – trade	₩	49,865	37,906	27,053
Other receivables		4,838	5,256	3,011

	₩	54,703	43,162	30,064

F-9
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2024, 2023 and 2022 consist of the following:

(In millions of won)
	2024		2023	2022
Current tax expense:
Current year	₩	392,192	273,936	274,902
Current tax of prior years(*)		(22,271)	(11,590)	73,477

		369,921	262,346	348,379

Deferred tax expense:
Changes in net deferred tax assets		4,749	79,896	(60,058)

Income tax expense	₩	374,670	342,242	288,321

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)
The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2024, 2023 and 2022 is attributable to the following:

(In millions of won)
	2024		2023	2022
Income taxes at statutory income tax rate	₩	450,819	382,517	329,580
Non-taxable income		(9,843)	(3,091)	(14,969)
Non-deductible expenses		15,216	15,725	24,679
Tax credit and tax reduction		(26,204)	(64,829)	(10,300)
Changes in unrecognized deferred taxes		(37,958)	14,354	21,057
Income tax refund and others		(18,340)	(5,878)	(19,419)
Changes in tax rate		980	3,444	(42,307)

Income tax expense	₩	374,670	342,242	288,321

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Valuation gain (loss) on financial assets measured at fair value	₩	(4,499)	12,977	167,249
Share of other comprehensive gain (loss) of investment in associates and joint ventures		(15,628)	292	(2,972)
Valuation gain on derivatives		1,902	5,631	7,649
Remeasurement of defined benefit liabilities (assets)		7,266	(2,672)	(20,867)
Loss on disposal of treasury shares and others		(46)	(53)	(28,108)

	₩	(11,005)	16,175	122,951

F-9
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Reclassified as liabilities held for sale	Changes in consolidation scope	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	₩	75,115	1,475	—	—	—	76,590
Accrued interest income		(6,839)	(1,395)	—	7,266	—	(968)
Financial assets measured at fair value		(2,526)	(32,508)	(4,499)	—	—	(39,533)
Investments in subsidiaries, associates and joint ventures		22,930	62,447	(15,628)	—	—	69,749
Property and equipment and intangible assets		(419,413)	(3,861)	—	(318)	—	(423,592)
Provisions		1,319	12	—	—	—	1,331
Retirement benefit obligation		12,430	18,338	7,266	—	—	38,034
Valuation gain (loss) on derivatives		19,670	(7,094)	1,902	—	—	14,478
Gain (loss) on foreign currency translation		20,667	(297)	—	—	—	20,370
Incremental costs to acquire a contract		(718,211)	(4,741)	—	—	—	(722,952)
Contract assets and liabilities		17,565	2,394	—	—	—	19,959
Right-of-use assets		(389,863)	19,092	—	—	—	(370,771)
Lease liabilities		388,091	6,115	—	—	—	394,206
Others		4,266	(47,646)	(46)	(7,486)	278	(50,634)

		(974,799)	12,331	(11,005)	(538)	278	(973,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		7,150	2,812	—	689	(10,651)	—
Tax credit		147,022	(19,892)	—	—	(4,597)	122,533

		154,172	(17,080)	—	689	(15,248)	122,533

	₩	(820,627)	(4,749)	(11,005)	151	(14,970)	(851,200)

F-9
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

31.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	₩	75,042	73	—	75,115
Accrued interest income		(7,903)	1,064	—	(6,839)
Financial assets measured at fair value		(10,171)	(5,332)	12,977	(2,526)
Investments in subsidiaries, associates and joint ventures		16,846	5,792	292	22,930
Property and equipment and intangible assets		(352,605)	(66,808)	—	(419,413)
Provisions		1,629	(310)	—	1,319
Retirement benefit obligation		30,619	(15,517)	(2,672)	12,430
Valuation gain on derivatives		12,768	1,271	5,631	19,670
Gain (loss) on foreign currency translation		20,633	34	—	20,667
Incremental costs to acquire a contract		(722,900)	4,689	—	(718,211)
Contract assets and liabilities		4,279	13,286	—	17,565
Right-of-use assets		(431,397)	41,534	—	(389,863)
Lease liabilities		428,648	(40,557)	—	388,091
Others		85,716	(81,397)	(53)	4,266

		(848,796)	(142,178)	16,175	(974,799)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		2,007	5,143	—	7,150
Tax credit		89,883	57,139	—	147,022

		91,890	62,282	—	154,172

	₩	(756,906)	(79,896)	16,175	(820,627)

(5)
Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Loss allowance	₩	77,433	77,837
Investments in subsidiaries, associates and joint ventures		(993,399)	(480,667)
Other temporary differences		103,405	64,004
Unused tax loss carryforwards		126,553	174,589

F-9
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

31.	Income Tax Expense, Continued

(5)
Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets (liabilities), in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows, Continued:

The amount of unused tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2024 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	₩	—
1 ~ 2 years		—
2 ~ 3 years		—
More than 3 years		126,553

	₩	126,553

(6)
In accordance with the global minimum tax law (Pillar Two) which was applied from 2024, the Group is required to pay additional taxes on the difference between the effective tax rate of each company in the Group in their respective jurisdictions and the minimum tax rate of 15%. The Group has determined that no additional taxes will be incurred under the global minimum tax law (Pillar Two), and therefore, there is no amount recognized as income tax expense for the year ended December 31, 2024.

32.	Earnings per Share
Earnings per share is calculated as the profit attributable to the owners of the Parent Company for common share and dilutive potential common share, and details are as follows.

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2024, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2024		2023	2022
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	₩	1,250,155	1,093,611	912,400
Interest on hybrid bonds		(19,800)	(17,283)	(14,766)

Profit attributable to owners of the Parent Company on common shares		1,230,355	1,076,328	897,634
Weighted average number of common shares outstanding		212,848,138	217,264,615	217,994,490

Basic earnings per share (in won)	₩	5,780	4,954	4,118

F-9
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

32.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2024, 2023 and 2022 are calculated as follows:

(In shares)
	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

(In shares)
	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(In shares)
	2022
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2022	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2024, 2023 and 2022 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2024		2023	2022
Profit attributable to owners of the Parent Company on common shares	₩	1,230,355	1,076,328	897,634
Adjusted weighted average number of common shares outstanding		213,428,916	217,452,721	218,108,742

Diluted earnings per share (in won)	₩	5,765	4,950	4,116

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2024, 2023 and 2022 are calculated as follows:

(In shares)
	2024	2023	2022
Outstanding shares as of January 1	212,699,730	218,032,053	217,582,152
Effect of treasury shares	148,408	(767,438)	412,338
Effect of share option	580,778	188,106	114,252

Adjusted weighted average number of common shares outstanding	213,428,916	217,452,721	218,108,742

F-
99

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

33.	Dividends

(1)	Details of dividends declared
Details of dividend declared in the Parent Company for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio(*)	Dividends
2024	Cash dividends (Interim)	212,880,865	100	830%	₩	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					₩	753,613

2023	Cash dividends (Interim)	218,466,141	100	830%	₩	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					₩	765,618

2022	Cash dividends (Interim)	218,002,830	100	830%	₩	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					₩	723,843

(*)	Dividend ratio is calculated by dividing dividend per share by the par value of a share.

(2)	Dividends yield ratio

Dividends	yield ratios for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2024	Cash dividends	3,540	55,200	6.41%
2023	Cash dividends	3,540	50,100	7.07%
2022	Cash dividends	3,320	47,400	7.00%

F-10
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	₩	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	₩	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.

(*2)	The Group designated ₩1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	₩	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	₩	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ₩1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

F-10
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	₩	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable – other and others(*2)		—	5,018,850	—	5,018,850

	₩	2,689	15,910,189	748	15,913,626

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	₩	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*1)		—	1,611,433	—	1,611,433
Accounts payable – other and others		—	4,539,838	—	4,539,838

	₩	295,876	15,334,868	9,212	15,639,956

(*1)
The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included.

35.	Financial Risk Management

(1)	Financial risk management
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
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk

(i)	Currency risk
The Group incurs foreign exchange positions due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	116,234	₩	170,865	1,022,374	₩	1,502,890
EUR	10,335		15,799	—		—
Others			508			23

		₩	187,172		₩	1,502,913

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures. (See note 22)
As of December 31, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	₩	13,103	(13,103)	₩	13,103	(13,103)
EUR		1,580	(1,580)		1,580	(1,580)
Others		49	(49)		49	(49)

	₩	14,732	(14,732)	₩	14,732	(14,732)

(ii)	Interest rate risk
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
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

As of December 31, 2024, floating-rate borrowings and debentures amount to ₩250,000 million and ₩441,000 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to some of floating-rate borrowings and floating-rate debentures. Therefore, profit before income tax for the year ended December 31, 2024 would not have been affected by the changes in interest rates of some of floating-rate borrowings and floating-rate debentures.
If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2024 would change by ₩500 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.
As of December 31, 2024, the floating-rate long-term payables – other are ₩921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the year ended December 31, 2024 would change by ₩9,211 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.
(iii) Price fluctuations risk
As of December 31, 2024, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share
stock price of the equity securities on profit before income tax and equity securities for the year ended December 31, 2024 is as follows.
(In millions of won)

Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
₩	—	—	₩	81,371	(81,371)

2)	Credit risk
The maximum credit exposure as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Cash and cash equivalents(*)	₩	2,023,543	1,454,773
Financial instruments(*)		324,263	295,309
Accounts receivable – trade(*)		2,000,382	1,990,849
Contract assets		136,737	129,771
Loans and other receivables(*)		920,977	1,055,102
Derivative financial assets		341,108	148,534

	₩	5,747,010	5,074,338

(*)	Amounts reclassified as assets held for sale as of December 31, 2024 are not included.

F-10
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.
(i) Accounts receivable – trade and contract assets
The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2024 are included in note 6.

(ii)	Debt investments
The credit risk arises from debt investments included in ₩324,263 million of financial instruments, and ₩920,977 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.
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
The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2024 are as follows:

(In millions of won)
			Financial assets at amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	₩	228,762	1,012,300	9,291	62,472
Loss allowance		—	(3,343)	(4,004)	(60,238)

Carrying amount	₩	228,762	1,008,957	5,287	2,234

F-10
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2024 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2023	₩	3,314	3,095	69,255	75,664
Remeasurement of loss allowance, net		799	3,947	92	4,838
Transfer to lifetime ECL – not credit impaired		(701)	701	—	—
Transfer to lifetime ECL – credit impaired		—	(3,739)	3,739	—
Amounts written off		(6)	—	(11,439)	(11,445)
Recovery of amounts written off		—	—	1,461	1,461
Reclassified as assets held for sale		(63)	—	(2,870)	(2,933)

December 31, 2024	₩	3,343	4,004	60,238	67,585

(iii)	Cash and cash equivalents
The Group deposits ₩2,023,543 million of cash and cash equivalents as of December 31, 2024 (₩1,454,773 million as of December 31, 2023) at banks and financial institutions with credit ratings above the certain level. Impairment on cash and cash equivalents has been measured on a
12-month
expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

F-10
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk
The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.
Contractual maturities of financial liabilities as of December 31, 2024 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	₩	126,508	126,508	126,508	—	—
Borrowings(*1)		615,600	635,141	425,815	209,326	—
Debentures(*1)		8,511,280	9,633,481	2,419,328	5,005,966	2,208,187
Lease liabilities		1,637,951	1,905,971	378,533	1,070,473	456,965
Accounts payable – other and others(*1,2)		5,018,850	5,074,355	4,496,367	572,831	5,157

	₩	15,910,189	17,375,456	7,846,551	6,858,596	2,670,309

(*1)	The contractual cash flow is amount that includes interest payables.

(*2)
The Group’s accounts payable – other and others includes amounts for payments made using electronic payments through the supplier finance arrangements. The Group pays the amount within the normal operating cycle, and no collateral is incurred in connection with the agreement and there is no substantial change in the payment conditions, therefore, the amount is classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amounts to ₩298,448 million as of December 31, 2024.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.
As of December 31, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	₩	270,797	282,892	105,005	177,887
Liabilities		(748)	(750)	—	(750)

(2)	Capital management
The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2023.
The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

F-10
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Total liabilities	₩	18,687,621	17,890,828
Total equity		11,827,634	12,228,399

Debt-equity ratios		158.00%	146.31%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)
	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	₩	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	₩	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL		2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	₩	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	₩	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	₩	10,034,600	—	10,132,184	—	10,132,184

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	₩	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	₩	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	₩	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	₩	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	₩	10,304,174	—	10,042,490	—	10,042,490

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.
Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.
The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, and risk premium and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.
Interest rates used by the Group for the fair value measurement as of December 31, 2024 are as follows:

Interest rate
Derivative instruments	2.17% ~ 6.80%
Borrowings and debentures	3.16% ~ 18.12%
Long-term payables – other	3.17% ~ 3.23%

F-1
09

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)
There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2024. The changes of financial instruments classified as Level 3 for the year ended December 31, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2024
Financial assets
FVTPL	₩	312,974	48,758	6,900	4,199	(6,194)	(157,536)	209,101
FVOCI		262,902	—	57,334	46,222	(3,812)	115,942	478,588

	₩	575,876	48,758	64,234	50,421	(10,006)	(41,594)	687,689

Financial liabilities
FVTPL	₩	(295,876)	118,372	—	—	—	174,815	(2,689)

(4)	Enforceable master netting agreement or similar agreement
Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	₩	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	₩	180,323	(174,372)	5,951

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	₩	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	₩	190,630	(183,520)	7,110

F-11
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

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
The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Salaries	₩	5,673	4,139	3,487
Defined benefits plan expenses		1,362	1,005	761
Share option		977	2,542	1,598

	₩	8,012	7,686	5,846

Compensation for the key management includes salaries,
non-monetary
salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

F-11
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)		2024
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	₩	19,501	660,578	125,691

Associates	F&U Credit information Co., Ltd.		3,227	48,035	266
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		649	5,462	—
	Daehan Kanggun BcN Co., Ltd.		9,551	—	—
	Others(*3)		10,154	13,051	296

			23,581	66,548	562

Others	SK Innovation Co., Ltd.		14,630	16,757	—
	SK Energy Co., Ltd.		3,822	264	—
	SK Geo Centric Co., Ltd.		847	187	—
	SK Networks Co., Ltd.(*4)		5,096	1,011,217	—
	SK Networks Service Co., Ltd.		5,300	67,713	4,352
	SK Ecoplant Co., Ltd.		2,993	—	—
	SK hynix Inc.		50,127	256	—
	SK Shieldus Co., Ltd.		61,040	147,587	18,863
	Content Wavve Corp.		13,432	83,164	—
	Eleven Street Co., Ltd.		69,448	31,277	—
	SK Planet Co., Ltd.		15,580	84,536	14,656
	SK RENT A CAR Co., Ltd.(*5)		8,336	14,462	169
	SK Magic Co., Ltd.		1,522	796	—
	Tmap Mobility Co., Ltd.		24,291	6,452	—
	Onestore Co., Ltd.		14,588	1,604	—
	Dreamus Company		5,526	66,242	265
	UNA Engineering Inc.		88	55,902	50,497
	Happy Narae Co., Ltd.		1,317	15,760	108,074
	Others		47,355	75,040	25,236

			345,338	1,679,216	222,112

		₩	388,420	2,406,342	348,365

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ₩232,466 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ₩7,718 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ₩964,692 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

F-11
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows, Continued:

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	₩	21,438	633,265	120,926

Associates	F&U Credit information Co., Ltd.		3,876	49,398	552
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*3)		8,806	15,962	865

			25,654	70,744	1,417

Others	SK Innovation Co., Ltd.		33,571	18,977	—
	SK Energy Co., Ltd.		4,113	540	—
	SK Geo Centric Co., Ltd.		835	2	—
	SK Networks Co., Ltd.(*4)		5,876	970,662	1
	SK Networks Service Co., Ltd.		5,471	72,274	8,393
	SK Ecoplant Co., Ltd.		2,547	—	—
	SK hynix Inc.		58,725	178	—
	SK Shieldus Co., Ltd.		59,974	147,333	26,021
	Content Wavve Corp.		14,524	87,263	176
	Eleven Street Co., Ltd.		72,683	34,053	—
	SK Planet Co., Ltd.		18,308	88,250	16,338
	SK RENT A CAR Co., Ltd.		14,023	20,231	—
	SK Magic Co., Ltd.		1,632	1,142	—
	Tmap Mobility Co., Ltd.		24,862	10,003	—
	Onestore Co., Ltd.		16,265	166	—
	Dreamus Company		6,202	77,452	284
	UNA Engineering Inc.		172	50,263	52,733
	Happy Narae Co., Ltd.		1,472	35,461	92,375
	Others		52,039	21,884	13,292

			393,294	1,636,134	209,613

		₩	440,386	2,340,143	331,956

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ₩218,019 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ₩8,806 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ₩915,339 million.

F-11
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows, Continued:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment and others
Ultimate Controlling Entity	SK Inc.(*2)	₩	22,162	662,247	114,895

Associates	F&U Credit information Co., Ltd.		3,490	49,227	265
	HanaCard Co., Ltd.(*3)		8,932	1,820	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*4)		13,795	5,608	80

			46,507	56,655	367

Others	SK Innovation Co., Ltd.		27,524	19,598	—
	SK Energy Co., Ltd.		4,585	710	—
	SK Geo Centric Co., Ltd.		925	1	—
	SK Networks Co., Ltd.(*5)		4,312	904,320	288
	SK Networks Service Co., Ltd.		6,110	71,432	7,891
	SK Ecoplant Co., Ltd.		3,330	112	—
	SK hynix Inc.		60,933	75	—
	SK Shieldus Co., Ltd.		39,455	147,731	35,854
	Content Wavve Corp.		6,797	108,760	229
	Eleven Street Co., Ltd.		71,972	31,589	—
	SK Planet Co., Ltd.		19,753	95,261	17,481
	SK RENT A CAR Co., Ltd.		14,992	15,891	—
	SK Magic Co., Ltd.		2,204	1,071	—
	Tmap Mobility Co., Ltd.		22,011	4,973	892
	Onestore Co., Ltd.		17,181	24	—
	Dreamus Company		7,235	85,193	649
	UNA Engineering Inc.		283	46,222	53,897
	Happy Narae Co., Ltd.		1,637	24,727	143,188
	Others		40,058	29,610	20,555

			351,297	1,587,300	280,924

		₩	419,966	2,306,202	396,186

(*1)	Operating expenses and others include lease payments paid by the Group.
(*2)	Operating expenses and others include ₩272,524 million of dividends declared to be paid by the Parent Company.
(*3)
HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Group’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*4)	Operating revenue and others include ₩13,700 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*5)	Operating expenses and others include costs for handset purchases amounting to ₩844,157 million.

F-11
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	₩	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		₩	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

F-11
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	₩	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		₩	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)
During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023.

(5)
The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group. Whereby, the negotiation period is within three to five years from June 30, 2021 when the agreement was signed, and the negotiation period of real estates on maturity was extended for three years as of June 30, 2024. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

F-11
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

36.	Transactions with Related Parties, Continued

(6)	Details of additional investments and disposal of associates and joint ventures for the year ended December 31, 2024 are as presented in note 12.

37.	Commitments and Contingencies

(1)	Collateral assets and commitments
SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ₩1,098 million as of December 31, 2024.

(2)	Legal claims and litigations
As of December 31, 2024, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

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
The accounts receivable from sale of handsets amounting to ₩241,962 million and ₩291,747 million as of December 31, 2024 and 2023, respectively, which the Parent Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

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
For the years ended December 31, 2024, 2023 and 2022

37.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares, Continued

disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ₩330,032 million and ₩5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ₩330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ₩31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ₩68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ₩28,346 million as of December 31, 2024.

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

8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Interest income	₩	(87,245)	(70,055)	(58,472)
Dividends		(35,818)	(43,014)	(2,552)
Gain on foreign currency translations		(9,344)	(1,199)	(2,095)
Gain on sale of accounts receivable – other		—	—	(1,043)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		(321,787)	(10,928)	81,707
Gain on disposal of property and equipment and intangible assets		(37,316)	(21,898)	(15,985)
Gain relating to financial instruments at FVTPL		(190,368)	(115,043)	(94,393)
Other income		—	—	(6,515)
Interest expense		403,129	389,813	328,307
Loss on foreign currency translations		3,575	1,227	3,814
Loss on sale of accounts receivables-other		35,317	65,027	61,841
Income tax expense		374,670	342,242	288,321
Expense related to defined benefit plan		130,581	124,439	134,509
Share option		6,696	18,889	84,463
Bonus paid by treasury shares		24,988	20,420	25,425
Depreciation and amortization		3,699,890	3,750,796	3,755,312
Bad debt for accounts receivables – trade		49,865	37,906	27,053
Loss on disposal of property and equipment and intangible assets		17,427	9,369	20,465
Impairment loss on property and equipment and intangible assets		94,736	10,369	17,027
Bad debt for accounts receivable – other		4,838	5,256	3,011
Loss relating to financial instruments at FVTPL		133,006	49,641	41,597
Loss on disposal of investment assets		—	—	1,283
Other expenses		—	—	26,358
Other income (expenses)		16,373	(16,919)	—

	₩	4,313,213	4,546,338	4,719,438

F-1
19

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Accounts receivable – trade	₩	(69,043)	(46,531)	(60,546)
Accounts receivable – other		(51,028)	79,223	54,988
Advanced payments		4,503	3,986	(25,377)
Prepaid expenses		(11,233)	(2,262)	11,989
Inventories		(35,661)	(17,549)	39,633
Long-term accounts receivable – other		135,823	66,036	(74,729)
Contract assets		(6,966)	3,877	(13,400)
Guarantee deposits		15,552	(2,117)	6,245
Accounts payable – trade		(10,039)	50,442	(101,465)
Accounts payable – other		(161,778)	(188,318)	369,693
Withholdings		138,672	(3,714)	4,964
Contract liabilities		17,213	(19,620)	18,910
Deposits received		(1,835)	(1,744)	99
Accrued expenses		81,025	(73,734)	116,039
Provisions		(160)	(566)	(20)
Long-term provisions		(357)	(1,061)	(13,792)
Plan assets		6,110	(17,772)	(132,131)
Retirement benefits payment		(157,801)	(99,396)	(79,117)
Others		(1,810)	(3,343)	(3,877)

	₩	(108,813)	(274,163)	118,106

(3)	Material non-cash transactions for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	₩	(130,413)	(305,823)	(39,977)
Increase of right-of-use assets		523,494	345,761	720,932
Transfer from property and equipment to investment property		(5,482)	13,900	4,732
Increase in accounts payable – other relating to the acquisition of shares		1,195,642	—	—

F-12
0

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	January 1, 2024		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Short-term borrowings	₩	—		100,000	—	—	—	100,000
Long-term borrowings		718,078		(202,500)	—	—	22	515,600
Debentures		8,325,643		725	179,773	—	5,139	8,511,280
Lease liabilities		1,611,433		(381,347)	—	—	407,865	1,637,951
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial liabilities		(9,212)		—	—	8,464	—	(748)
Derivative financial assets		(116,210)		—	—	(154,587)	—	(270,797)

	₩	11,790,185		(852,272)	179,773	(146,123)	429,443	11,401,006
Other cash flows from financing activities:
Payments of cash dividends			₩	(804,317)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)
Cash outflow from transactions with the non-controlling shareholders				(133,393)
Cash inflow from transactions with the non-controlling shareholders				15,717

				(957,581)

			₩	(1,809,853)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

F-12
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
	January 1, 2023		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2023
Total liabilities from financing activities:
Short-term borrowings	₩	142,998		(142,998)	—	—	—	—
Long-term borrowings		793,113		(75,050)	—	—	15	718,078
Debentures		8,366,693		(84,082)	36,701	—	6,331	8,325,643
Lease liabilities		1,782,057		(402,465)	—	—	231,841	1,611,433
Long-term payables – other		1,638,341		(400,245)	—	—	22,357	1,260,453
Derivative financial liabilities		—		—	—	(9,212)	—	(9,212)
Derivative financial assets		(267,151)		183,090	—	(32,149)	—	(116,210)

	₩	12,456,051		(921,750)	36,701	(41,361)	260,544	11,790,185
Other cash flows from financing activities:
Payments of cash dividends			₩	(773,806)
Payments of interest on hybrid bonds				(17,283)
Acquisition of treasury shares				(285,487)
Proceeds of hybrid bonds				398,509
Redemption of hybrid bonds				(400,000)
Cash inflow from transactions with the non-controlling shareholders				160
Cash outflow from transactions with the non-controlling shareholders				(21,333)

				(1,099,240)

			₩	(2,020,990)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

F-12
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2024 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated In 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,444,523	1,506,276	7,675,901

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Total
Beginning	—	306,575	414,356	720,931
Allocation at no cost	1,602,751	1,736,918	1,444,523	4,784,192
Purchase	213,609	(56,266)	27,288	184,631
Surrender or shall be surrendered	(1,515,595)	(1,572,871)	(1,687,118)	(4,775,584)
Borrowed	5,810	—	—	5,810

Ending	306,575	414,356	199,049	919,980

(3)	As of December 31, 2024, the estimated annual greenhouse gas emissions quantities of the Group are 1,687,118 tCO2-eQ.

F-12
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

40.	Assets and Liabilities Held for Sale
Assets and liabilities held for sale as of December 31, 2024 and 2023 are as follows:

(In millions of won)
		December 31, 2024		December 31, 2023
Assets:
Disposal Groups(*)	Cash and cash equivalents	₩	22,986	—
	Accounts receivable – trade and other, net		71,401	—
	Prepaid expenses		1,127	—
	Inventories, net		3,740	—
	Property and equipment, net		17,412	—
	Investment property, net		1,719	—
	Intangible assets, net		5,655	—
	Goodwill		2,516	—
	Financial instrument		10	—
	Defined benefit assets		7,601	—
	Advanced payments and others		17,559	—
Investments in associates	F&U Credit information Co., Ltd.		11,138	—
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Long-term investment securities	Digital Content Korea Fund		3,395	3,395
	Central Fusion Content Fund		883	884
	P&I Cultural Innovation Fund		818	1,892
Inventories	—		—	505
Prepaid expenses	—		—	1,489
Property and equipment	—		6,133	1,604

		₩	174,839	10,515

Liabilities:
Disposal Groups(*)	Accounts payable – other		82,206	—
	Withholdings		16,161	—
	Lease liabilities		2,745	—
	Contract liabilities		1,261	—
	Provisions		1,924	—
	Other current liabilities		1,904	—
	Deferred tax liabilities		151	—
Other liabilities	—		—	39

		₩	106,352	39

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified assets and liabilities of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets and liabilities held for sale.

4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022

41.	Cash Dividends paid to the Parent Company
Cash dividends paid to the Parent Company for the years ended December 31, 2024, 2023 and 2022 are as follows:

(In millions of won)
	2024		2023	2022
Cash dividends received from consolidated subsidiaries	₩	173,499	159,539	35,733
Cash dividends received from associates		7,583	8,806	13,700

	₩	181,082	168,345	49,443

42.	Subsequent Events
The Group entered into a stock sale agreement in which the Group disposes of the entire shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and 70.0% shares of SK m&service Co., Ltd. and the entire shares of F&U Credit information Co., Ltd. on December 18, 2024, and completed the disposal of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. on January 23, 2025 and February 25, 2025, respectively.

F-12
5