Form 20-F
period 2025-12-31
SK TELECOM CO LTD
filed 2026-04-29
CIK 1015650

As filed with the Securities and Exchange Commission on April 29, 202
6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Mr. Chang-Gyu
Kim
65, Eulji-ro,
Jung-gu,
Seoul 04539,
Korea
Telephone No.:
+82-2-6100-1532
Facsimile No.:
+
82-2
-
6100-7830
(Name, telephone, email and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing five-ninths of one share of Common Stock	SKM	New York Stock Exchange
Common Stock, par value ~~W~~ 100 per share	SKM	New York Stock Exchang e*

*	No t for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
212,982,275 shares of common stock, par value
~~W~~
100 per share (not including 1,807,778 shares of common stock held by the company as treasury shares).
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
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the cor recti
on of an error to previously issued financial statements.
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
of the Exchange Act).
Yes

☐

No
☒

Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: Seoul, Korea	Auditor Firm ID: 1357

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

The Ministry of Science and ICT (the “MSIT”) is charged with regulating information and telecommunications, and the Korea Media and Communications Commission (the “KMCC”) is charged with regulating the public interest aspects of and fairness in broadcasting and telecommunications. Subscriber information for the wireless and fixed-line telecommunications industry set forth in this annual report is derived from information published by the MSIT unless expressly stated otherwise.

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

The consolidated financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (the “IASB”). As such, we make an explicit and unreserved statement of compliance with IFRS Accounting Standards, as issued by the IASB, with respect to our consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, included in this annual report.

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

•

our continued implementation of fifth generation wireless technology, which we refer to as “5G” technology, including through the development and implementation of an advanced version of 5G technology with higher data transmission speed and efficiency, which we refer to as “5G-Advanced” technology;

•

our plans for capital expenditures in 2026, including investments to maintain and enhance our telecommunications networks (including our 5G and fourth generation long-term evolution (“LTE”) networks), investments to improve and maintain our Wi-Fi network, investments in data infrastructure and computing capabilities, and investments in the development of artificial intelligence (“AI”), IoT and other digital solutions and services;

•

our efforts to expand and develop new growth businesses, including cloud computing, data center operations, AI-driven services, subscription-based services and other innovative services, as well as our efforts to integrate AI technologies into our existing telecommunications and digital service offerings and to create synergies across our business portfolio;

•

our ability to comply with governmental rules and regulations, including the regulations of the Government related to telecommunications providers, rules related to designation as a “market-dominating business entity” by the relevant authorities under the Korean Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”) and the effectiveness of steps we have taken to comply with such regulations;

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

We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment, technology changes, potential litigation and governmental actions, changes in the competitive environment, cybersecurity and data protection risks, political changes, foreign exchange currency risks, foreign ownership limitations, credit risks and other risks and uncertainties that are more fully described under the heading “Item 3.D. Risk Factors” and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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

Historically, there has been considerable consolidation in the telecommunications industry, resulting in the current competitive landscape comprising three mobile and fixed network operators in the Korean market, us, KT Corporation (“KT”) and LG Uplus Corp. (“LG U+”). Each of our competitors has substantial financial, technical, marketing and other resources to respond to our business offerings. As of December 31, 2025, the collective market share of KT and LG U+ amounted to approximately 58.4% in terms of number of mobile phone subscribers (including an aggregate of 15.1% attributable to mobile virtual network operators (“MVNOs”) that lease KT’s and LG U+’s respective networks). Our market share in 2025 was negatively affected by the impact of a cybersecurity incident, of which we became aware in April 2025, involving the leakage of certain universal subscriber identity module (“USIM”) information of our 5G and LTE network subscribers. See “—Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.”

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has generally increased in recent years, including from 15.5% as of December 31, 2023 to 16.9% as of December 31, 2024 and 18.3% as of December 31, 2025, in terms of number of mobile phone subscribers. In January 2025, the Government announced a number of new policy measures to strengthen the competitiveness of MVNOs, including lowering the cost of leasing networks from wireless network providers (including us) and providing support for the emergence of “full MVNOs” possessing their own core network infrastructures and telephone platform operations. We cannot assure you that such policy measures will not lead to further increases in the combined market share of MVNOs or encourage new MVNOs to enter the market.

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

We believe that a continued increase in the market share of MVNOs (including through the entrance of new MVNOs, if any) and the entrance of new mobile network operators, if any, in the wireless telecommunications market may further increase competition in the telecommunications sector, as well as cause downward price pressure on the fees we charge for our services, which, in turn, may have a material adverse effect on our business, financial position and results of operations. See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights, renew existing frequency usage rights, or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage” and “— Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.”

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of voice over Internet protocol (“VoIP”) services. As of December 31, 2025, our market share of the fixed-line telephone and VoIP service market was 15.6% (including the services provided by SK Broadband Co., Ltd. (“SK Broadband”)) in terms of number of subscribers compared to KT with 51.6% and LG U+ with 18.1%. In addition, our broadband Internet access, Internet protocol TV (“IPTV”) and cable TV services provided through SK Broadband compete with other providers of such services, including KT, LG U+ and cable companies. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Coupang Play, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023) and Watcha, and the video contents offered by leading domestic and global internet search, communications and social media platforms including NAVER, Kakao and Instagram, as such services continue to become increasingly popular to serve as a substitute to traditional television programming. As of December 31, 2025, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 40.3% and LG U+ with 22.1%. As of December 31, 2025, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 25.9% compared to KT with 36.7% (including its IPTV, cable TV and satellite TV services) and LG U+ with 25.1% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.2%. Our market shares in the broadband Internet and pay TV markets in 2025 were also marginally and negatively affected by the impact of the above-mentioned cybersecurity incident, as a significant portion of our customers of these services subscribe to packages that combine our mobile phone services with one or both of these services.

Over the past decade, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. In April 2020, we completed the merger of Tbroad Co., Ltd., a former leading cable television and other fixed-line telecommunications services provider in Korea, and two of its subsidiaries, Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co. Ltd. (collectively, “Tbroad”), with and into SK Broadband. In the same month, SK Telecom acquired a 55.0% equity interest in Broadband Nowon Co., Ltd. (formerly known as Tbroad Nowon Broadcasting Co., Ltd.), another subsidiary of Tbroad Co., Ltd., which was subsequently merged with and into SK Broadband in October 2022. Following such transactions (the “Tbroad Merger”), we have become the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2025. In November 2024, in order to enhance management efficiency and strengthen our control over SK Broadband, we entered into an agreement to acquire an additional 24.8% equity interest in SK Broadband from minority shareholders. Such transaction was completed in May 2025. We owned approximately 99.1% of SK Broadband’s total outstanding shares as of December 31, 2025. Furthermore, in March 2026, in order to enhance management efficiency and strengthen enterprise value through greater strategic flexibility, we entered into an agreement to acquire the remaining 0.9% equity interest in SK Broadband from minority shareholders. Such transaction is currently pending subject to regulatory approval and other customary closing conditions. In December 2019, LG U+ acquired a majority equity stake in CJ Hello Co., Ltd. and changed the acquired company’s name to LG HelloVision Co., Ltd. (“LG HelloVision”). In August 2021, KT acquired HCN Co., Ltd. (“HCN”), a major Korean cable TV service provider, through its subsidiary KT Skylife Co., Ltd. (“KT Skylife”). Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

Continued competition from other wireless and fixed-line telecommunications service providers has also resulted in, and may continue to result in, deactivations among our subscribers. A substantial level of subscriber deactivations, or churn, may significantly harm our business, financial condition and results of operations. In 2025, the monthly churn rate in our wireless telecommunications business ranged from 0.7% to 2.3%, with an average monthly churn rate of 1.1%, which increased from 0.8% in 2024, mainly due to the cybersecurity incident of which we became aware in April 2025 as described above. Intensification of competition in the future may cause our churn rates to increase, which in turn may cause us to increase our marketing expenses as a percentage of sales to attract and retain subscribers. In December 2024, the National Assembly passed a bill to abolish the Mobile Device Distribution Improvement Act (the “MDDIA”), which limits the amount of handset subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition in the market, and the MDDIA was repealed in July 2025. While we will continue to strive to cautiously balance our market share and profitability margins, we cannot assure you that the abolishment of the MDDIA, which has allowed wireless telecommunications service providers to provide handset subsidies without limitation, will not intensify market competition or increase our marketing expenses. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” below.

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

The telecommunications industry has been characterized by continued improvements and advances in technology, and this trend is expected to continue. We and our competitors have continually implemented technology upgrades from previous generations of prevailing network technology, including the basic code division multiple access (“CDMA”) and wideband code division multiple access (“WCDMA”) networks, to the currently dominant LTE and 5G networks. Our business could be harmed if we fail to implement, or adapt to, future technological advancements in the telecommunications sector in a timely manner, such as the further enhancement of 5G technology (including through the development and implementation of 5G-Advanced technology) and the development and implementation of an eventual successor technology to 5G technology. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we continue to maintain and enhance our 5G network coverage. We currently provide full nationwide 5G network coverage across outdoor terrestrial areas and subway lines, and substantially full nationwide 5G network coverage in large buildings. KT and LG U+ also rolled out their respective 5G wireless service plans in April 2019. The more successful operation of a 5G network or development of improved 5G technology by a competitor, including better market acceptance or network quality of a competitor’s 5G services, could materially and adversely affect our existing wireless telecommunications businesses as well as the returns on future investments we may make in our 5G network or our other businesses.

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

We have made, and intend to continue to make, capital investments to develop, launch and enhance our wireless service. In 2025, 2024 and 2023, we spent Won 733.9 billion, Won 1,259.0 billion and Won 1,380.6 billion, respectively, in capital expenditures to build and enhance our wireless networks. We plan to make further capital investments related to our wireless services in the future, including services that can potentially leverage our 5G network and enhance the service quality of our 5G network, including through the development and application of AI technology. In addition, we plan to continue maintaining and enhancing our 5G network (including through the development and implementation of 5G-Advanced technology) as described above, while also maintaining our LTE network, which we expect will continue to be used by a material portion of our subscriber base in the near future, despite the ongoing migration of wireless service users to our 5G network. Our wireless technology-related investment plans are subject to change, and will depend, in part, on market demand for 5G and LTE services, the competitive landscape for provision of such services and the development of competing technologies. There may not be sufficient demand for services based on our latest wireless technologies, as a result of competition or otherwise, to permit us to recoup or profit from our wireless technology-related capital investments.

Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.

Our businesses are generally subject to governmental supervision and various types of regulation.

Rate Regulation. The Government has periodically reviewed the rates charged by wireless telecommunications service providers and has, from time to time, released public policy guidelines or suggested rate reductions. Although these guidelines or suggestions were not binding, we have implemented some rate reductions in response to them. For example, under the MDDIA, wireless telecommunications service providers were obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the MDDIA was repealed in July 2025, discounted rates offered under the MDDIA have been retained through a related amendment to the Telecommunications Business Act. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation” and “Item 5.A. Operating Results — Overview — Rate Regulations.” Such discounts have contributed to a general decrease in the monthly revenue per subscriber of our wireless telecommunications services. See “Item 5.A. Operating Results — Overview — Decrease in Monthly Revenue per Subscriber.” In July 2022, the MSIT requested wireless telecommunications service providers, including us, to introduce additional mid-tier 5G rate plans to provide 5G subscribers with more diverse and affordable rate plans that better meet their data usage patterns. We have since introduced several types of such new plans in 2022 and 2023. In November 2023, the MSIT requested wireless telecommunications service providers, including us, to provide 5G smartphone users with the option to subscribe to LTE rate plans, which we implemented in the same month. In addition, in January 2024, the MSIT requested wireless telecommunications service providers, including us, to introduce low-tier 5G rate plans priced under Won 40,000 per month, which we implemented in March 2024. In October 2024, during the National Assembly’s audit of the MSIT, concerns were raised about LTE rate plans that are more expensive or offer fewer benefits compared to 5G rate plans. We have since reviewed this concern and suspended new subscriptions for some of our LTE rate plans starting in February 2025. The Government may suggest other policy initiatives relating to rate plans of wireless telecommunications service providers in the future, and any further changes to our rate plans we make in response to such suggestion may adversely affect our profitability and results of operations.

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

Frequency Allocation. The Government sets the policies regarding the use of frequencies and allocates the spectrum of frequencies used for wireless telecommunications. See “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation.” The reallocation of the spectrum to our existing competitors or a new entrant to the wireless telecommunications business could increase competition among wireless telecommunications service providers, which may have an adverse effect on our business, financial condition and results of operations. See “— Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights, renew existing frequency usage rights, or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

MVNOs. Pursuant to the Telecommunications Business Act, certain wireless telecommunications service providers designated by the MSIT, which currently includes only us, are required to lease their networks or allow use of their networks (collectively, a “wholesale lease”) by other network service providers, such as an MVNO, that have requested such a wholesale lease in order to provide their own services using the leased networks. Currently, 15 MVNOs provide wireless telecommunications services using the networks leased from us. We believe that leasing a portion of our bandwidth capacity to an MVNO impairs our ability to use our bandwidth in ways that would generate maximum revenues and strengthens our MVNO competitors by granting them access and lowering their costs to enter into and operate in our markets. Accordingly, our profitability has been, and may continue to be, adversely affected.

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

Regulatory Action. The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a penalty surcharge of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. Such penalties, which may include the revocation of cellular licenses, suspension of business or imposition of penalty surcharges by the MSIT, could have a material adverse effect on our business. We believe that we are currently in compliance with the material terms of all of our cellular licenses.

AI Technology. In January 2025, in light of the increasing proliferation of AI technology in both the private and public sectors, the National Assembly enacted the Framework Act on the Development of Artificial Intelligence and the Creation of a Foundation for Trust, which seeks to regulate the risks of the use of AI technology while also promoting the growth of AI-related industries in Korea. Such new law became effective on January 22, 2026, and the Government promulgated more detailed regulations relating to the safety and reliability of AI-generated information and the handling of user data, among other things, on the same day.

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

On March 12, 2026, the National Assembly passed a resolution to amend the Act on Promotion of Information and Communications Network Utilization and Information Protection. The amendments were promulgated on March 31, 2026, and will take effect beginning on October 1, 2026, except as otherwise provided for certain provisions. The amendments will require certain information and communications service providers to secure adequate personnel and budget for information security, establish an information security committee and strengthen the role and responsibilities of the chief information security officer. The amendments will also authorize the MSIT to periodically assess the stability and reliability of information and communications networks, impose notification obligations on service providers in the event of certain cybersecurity incidents and expand the scope of incident investigations and analyses. In addition, the amendments will require the establishment of a cybersecurity incident review committee under the MSIT and introduce administrative surcharges for repeated cybersecurity incidents.

On February 12, 2026, the plenary session of the National Assembly passed amendments to the Personal Information Protection Act to strengthen regulations relating to personal data protection. The amendments clarified that business operators and their chief executives bear ultimate responsibility for the processing and protection of personal information and strengthened the role and responsibilities of the chief privacy officer. The amendments also expand notification obligations to data subjects to include not only the loss, theft or leakage of personal information but also its falsification, alteration or damage, and impose notification requirements in certain cases where there is a risk of personal data leakage. The amendments also require personal information controllers of companies that meet certain criteria to be set out in the Presidential Decree based on factors, such as revenue and the scale of personal data processing, to obtain Personal Information & Information Security Management System (“ISMS-P”) certification. In addition, the amendments strengthen enforcement measures by allowing administrative surcharges of up to 10% of total revenue to be imposed in cases involving repeated or large-scale personal data breaches caused by willful misconduct or gross negligence. These amendments were promulgated on March 10, 2026, and will take effect on September 11, 2026. The requirement to obtain ISMS-P certification is scheduled to take effect on July 1, 2027.

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

We may also be designated as a “market-dominating business entity” by the relevant authorities under the Fair Trade Act, based on a case-by-case assessment of factors such as our market share, barriers to entry and the relative scale of competitors. If so designated, we would be subject to additional regulations, including restrictions on engaging in conduct that could be deemed an abuse of such position. See “Item 4.B. Business Overview — Law and Regulation — Competition Regulation.” The additional regulations to which we are subject have affected our competitiveness in the past and may materially hurt our profitability and impede our ability to compete effectively against our competitors in the future.

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

For example, we completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2025. Moreover, in February 2022, in order to strengthen our online distribution capabilities and explore synergies with our other businesses in the information and communications technologies (“ICT”) sector, we indirectly re-acquired a 100.0% equity interest in SK m&service Co., Ltd. (“SK M&Service”), which provides online corporate employee benefits management and training services for Korean businesses and public institutions, through our wholly-owned subsidiary PS&Marketing Corporation (“PS&Marketing”), from SK Planet. However, as part of our efforts to increase our operational efficiency and re-balance our business areas, we entered into agreements with Samgu Inc. and its affiliates in December 2024 to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation (formerly known as SK Communications Co., Ltd.), which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information Co., Ltd. (“F&U Credit Information”), which provides credit information services. The disposals of NATE Communications Corporation, SK M&Service and F&U Credit Information were completed in January 2025, February 2025 and April 2025, respectively.

In December 2025, we entered into an agreement to sell our entire equity stake in SK stoa Co., Ltd. (“SK Stoa”), which operates our T-commerce business, and Media S Co., Ltd. (“Media S”), which operates two TV channels and co-produces original television entertainment contents, to Rapport Labs Inc., a Korea-based e-commerce company, as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions.

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

We have been actively emphasizing the development and utilization of AI technologies across our businesses and operations to enhance competitiveness, drive innovation and improve operational efficiency. In September 2025, we consolidated our AI-related business units into a centralized internal organization, which we refer to as the “AI Company-in-Company (“CIC”),” to drive more efficient and focused growth of our AI-related businesses. See “Item 5.A. Operating Results — Overview — Operational Efficiency.” We have also been collaborating with leading Korean AI technology companies as well as other global telecommunications companies, including by making various strategic investments in leading AI technology companies in recent years to facilitate mutual collaboration. For a detailed description of our recent investments in new businesses, including those relating to the field of AI technology, see “Item 4.B. Business Overview — Cellular Services — Other Solutions and Services — Other New Businesses” and “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Investments in New Growth Businesses.”

While we are hoping to benefit from a range of synergies and efficiencies from our recent or future acquisitions, strategic investments and corporate reorganizations as well as our development and integration of new businesses and technologies, we may not be able to successfully complete or integrate such acquisitions, strategic investments, new businesses or technologies, or reorganized entities and may fail to realize their expected benefits in the near term, or at all. In addition, when we enter into new businesses with partners through joint ventures or other strategic alliances, we and those partners may have disagreements with respect to strategic directions or other aspects of business, or may otherwise be unable to coordinate or cooperate with each other, any of which could materially and adversely affect our operations in such businesses. Our business may be negatively impacted if we fail to successfully integrate or realize the anticipated benefits of such transactions.

Due to the existing high penetration rate of mobile phones in Korea, we are unlikely to maintain our subscriber growth rate, which could adversely affect our business, financial condition and results of operations.

According to data published by the MSIT and the historical population data published by the Ministry of the Interior and Safety, the penetration rate of mobile phones in Korea as of December 31, 2025 was approximately 110.6%, which was relatively high compared to many industrialized countries. Therefore, we expect that the penetration rate of mobile phones in Korea will remain relatively stable. As a result of the already high penetration rate of mobile phones in Korea coupled with our leading market share and a declining trend in the population size of Korea, we expect our subscriber growth rate to decrease. Slowed growth or any future decrease in the number of subscribers without a commensurate increase in revenues through the introduction of new services and increased use of our services by existing subscribers would likely have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights, renew existing frequency usage rights, or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of frequency spectrum available for use by the network. We have acquired a number of frequency usage rights to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. We made frequency usage right fee payments of Won 99.8 billion in 2025, Won 103.0 billion in 2024 and Won 102.5 billion in 2023. For more information regarding the various bandwidths that we use and the usage right fees for such bandwidths, see “Item 4.B. Business Overview — Law and Regulation — Frequency Allocation,” “Item 5.B. Liquidity and Capital Resources — Capital Requirements — Capital Expenditures” and note 16 of the notes to our consolidated financial statements.

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

We may be required to pay a substantial amount to acquire additional bandwidth capacity in the future in order to meet increasing bandwidth demand or renew the rights to use our existing bandwidth, and we may not be successful in acquiring the necessary bandwidth to meet such demand at commercially attractive terms or at all, which may adversely affect our business, financial condition and results of operations. In particular, the rights to use certain of our existing frequency bandwidths are due to expire within 2026, including 20 MHz in the 800 MHz spectrum in June 2026 and an aggregate of 135 MHz in the 1.8 GHz, 2.1 GHz and 2.6 GHz spectrums in December 2026. We have applied for the renewal of the 20 MHz frequency bandwidth in the 800 MHz spectrum in December 2025, and we plan to apply for the renewal of the remaining 135 MHz of frequency bandwidths in June 2026. The final consideration to be paid by us for such reallocated bandwidths is expected to be conditional on the number of indoor 5G cell sites to be constructed by us by 2031. While we do not have any material reasons to believe that our renewal efforts will not be successful, any failure or delay in obtaining such renewal on economically viable terms or at all for any reason may have an adverse impact on our business, financial condition and results of operations.

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

We have had, and expect to continue to have, significant capital expenditure requirements as we continue to build out, maintain and upgrade our networks and invest in businesses that complement our wireless and fixed-line telecommunications businesses. We spent Won 2,206.6 billion for capital expenditures in 2025. We currently expect to spend a slightly higher amount for capital expenditures in 2026 compared to 2025 for a range of projects, including investments to maintain and enhance our telecommunications networks (including our 5G and LTE networks), investments to improve and maintain our Wi-Fi network, investments in data infrastructure and computing capabilities, and investments in the development of AI, IoT and other digital solutions and services. Such projects also include other initiatives related to the development of new growth businesses and our ongoing businesses in the ordinary course, in each case with an emphasis on incorporating AI technology into our various existing and new business areas. However, our overall capital expenditure levels and the allocation of such expenditures remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2026 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments.

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

As of December 31, 2025, we had Won 2,350.2 billion in contractual payment obligations (excluding short-term leases and leases of low-value assets) due in 2026, which mostly involved repayment of debt obligations and payments related to lease liabilities and frequency licenses. See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Our business involves the storage and transmission of large amounts of personal information, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, and loss of customers, any of which could harm our reputation and adversely affect our business.

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall risk management system and processes. See “Item 16K. Cybersecurity.” Instituting appropriate access controls and safeguards across all of our information technology infrastructure is challenging. Furthermore, outside parties may attempt to fraudulently induce employees to disclose personal or confidential information in order to gain access to our data or our customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until attacks are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

On April 18, 2025, we became aware of a malware attack against our information technology infrastructure, which resulted in the leakage of certain USIM information of our 5G and LTE network subscribers. Upon becoming aware of such incident, we promptly deleted the malware and segregated the targeted equipment, and we have yet to find any instance of actual or attempted misuse of such information. We also alerted the Government authorities and our customers of such attack, and promptly took further measures to mitigate the potential impact of such attack, including by engaging in a comprehensive audit of our entire network system, strengthening our monitoring efforts against USIM swap frauds and unauthorized authentication attempts, and offering free USIM protection services and free replacement of USIM cards to our subscribers to block any unauthorized misuse of their USIM information, while also cooperating with Government authorities in their investigations of this incident. From May 5, 2025 to June 23, 2025, we temporarily suspended new subscriptions of mobile phone services to alleviate the shortage of USIM card replacement inventory in accordance with administrative guidance from the MSIT. Furthermore, on July 4, 2025, in order to reaffirm our commitment and restore customer trust, we announced the “Accountability and Commitment Program” consisting of the “Customer Assurance Package,” “Information Protection Innovation Plan,” “Customer Appreciation Package” and “Subscription Cancellation Fee Waiver.” Under the Customer Assurance Package, we have been providing free subscriptions to a leading third-party mobile device security solution for all customers for one year beginning in November 2025, among other things. Under the Information Protection Innovation Plan, we announced our intent to invest approximately Won 700 billion over the course of the next five years to strengthen our cybersecurity technology, infrastructure and personnel. Under the Customer Appreciation Package, we provided a range of economic benefits to our customers totaling approximately Won 500 billion in value during the second half of 2025. Such benefits included discounts on monthly subscription fees for the month of August 2025 and free additional mobile data until the end of 2025, as well as significant membership discounts redeemable at our various partnering merchants and special benefits for returning customers, in each case subject to applicable terms and conditions. Under the Subscription Cancellation Fee Waiver, we waived the subscription cancellation fees for customers who canceled their subscriptions between April 19, 2025 (which was the date of the public announcement of the cybersecurity incident) and July 14, 2025. The number of our mobile phone subscribers decreased by approximately 0.73 million over such period. In August 2025, the Telecommunications Dispute Resolution Committee under the KMCC recommended that we waive cancellation fees through year-end and reduce bundled wireless and fixed-line telecommunications service cancellation fees by 50%. We declined this recommendation in September 2025.

On August 27, 2025, the Personal Information Protection Commission of Korea (the “PIPC”) imposed a fine of Won 134.8 billion and an administrative penalty of Won 9.6 million and issued a correctional order on us in connection with this incident. While we have provisionally paid the fine and the administrative penalty in full, we filed an administrative lawsuit challenging such decision in January 2026, which case is currently pending before the Seoul Administrative Court. In addition, certain of our mobile phone service subscribers have sought dispute mediation with relevant authorities to make damage claims in connection with their alleged losses relating to the incident. To date, we have declined to accept the authorities’ proposed settlements. See “Item 8.A. Consolidated Statements and Other Financial Statements — Legal Proceedings — Other Proceedings.” Certain of our mobile phone service subscribers have also filed a number of civil lawsuits seeking alleged damages in connection with this incident, all of which are currently pending before trial courts. While we are vigorously defending ourselves in each of these cases, we are unable to predict their outcomes, and no assurance can be made that additional customers will not pursue additional legal actions to seek alleged damages against us in connection with this incident.

Actual or perceived breaches of our cybersecurity of a material nature, or material harm to the market perception of the effectiveness of our cybersecurity measures may require us to incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, monetary compensation to our customers, damage to our reputation and a loss of confidence of our customers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, in the event of common malicious and abusive Internet activities, such as unsolicited mass advertising (i.e., “spam”), hacking of personal information, distributed denial-of-service attacks and dissemination of viruses, worms and other destructive or disruptive software, our wireless and fixed-line subscribers, in accessing the Internet through our network, may be exposed to such activities. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers and damage to our or our customers’ equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to us to service our customers and protect our network. Any significant loss of our subscribers or revenue due to incidents of malicious and abusive Internet practices or significant increase in costs of serving those subscribers, including in connection with the above-described cybersecurity incident, could materially and adversely affect our business, financial condition and results of operations.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act which became effective in April 2022, a Korean entity, so long as (i) such entity’s largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign entity specifically designated by the MSIT incorporated in a country that has entered into a bilateral or multilateral free trade agreement with Korea, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the end of the MSIT’s Public Interest Review (see “Item 4.B. Business Overview — Foreign Ownership and Investment Restrictions and Requirements”).

As of December 31, 2025, SK Inc. owned 65,668,397 shares of our common stock, or 30.6%, of our issued shares. SK Inc. is currently not deemed to be a foreign entity. However, should SK Inc. be considered to be a foreign shareholder in the future, then its shareholding in us would be included in the calculation of our aggregate foreign shareholding and our aggregate foreign shareholding (based on our foreign ownership level as of December 31, 2025, which we believe was 36.2%) would exceed the 49.0% ceiling on foreign shareholding. As of December 31, 2025, the two largest foreign shareholders of SK Inc. each held a 3.4% stake therein.

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

We are incorporated in Korea, and a substantial portion of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. In addition, the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, which have been affected by, among others, the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, fluctuations in policy interest rates globally (including Korea), and more recently, the military conflicts between Iran and other countries, including the United States and Israel, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

The value of the Won relative to major foreign currencies, in particular, the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Government that may entail significant costs;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

•	rising inflationary pressures leading to increases in costs of goods and services and a decrease in purchasing power;

•

adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, commodity prices (including oil prices), exchange rates (including fluctuations of the U.S. dollar, the Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;

•	adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deterioration of economic and trade relations among such countries or impositions of significant tariffs by any such country and increased uncertainties in the global financial markets and industry;

•

hostilities or political or social tensions involving countries in the Middle East (such as those resulting from the military conflicts between Iran and other countries, including the United States and Israel, and internal political or social unrest within countries in the region) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve, Korea and other central banks;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small— and medium—sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial disputes or disagreements in foreign policy;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

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

•

hostilities or political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including ballistic missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea as did the United States and the European Union.

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

Under the Foreign Exchange Transactions Act of Korea, if the Government deems that certain emergency circumstances, including a significant disruption in the international balance of payments and international financial markets or extreme difficulty in carrying out currency, exchange rate or other macroeconomic policies due to the movement of capital between Korea and other countries, are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Ministry of Finance and Economy (the “MOFE”) for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities or other transactions involving foreign exchange. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations.”

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

As of December 31, 2025, SK Inc. owned 30.6% of our total issued common shares and has not agreed to any restrictions on its ability to dispose of our shares. See “Item 7.A. Major Shareholders.” We can make no prediction as to the timing or amount of any sales of our common shares. We cannot assure you that future sales of our common shares, or the availability of our common shares for future sale, will not adversely affect the prevailing market value of our common shares or ADSs from time to time.

If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.

Under the deposit agreement, holders of our common shares may deposit those shares with the ADR depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the ADR depositary and receive our common shares. However, under the terms of the deposit agreement, as amended, the depositary bank is required to obtain our prior consent to any such deposit if, after giving effect to such deposit, the total number of our common shares represented by ADSs exceeds a specified maximum, subject to adjustment under certain circumstances. In addition, the depositary bank or the custodian may not accept deposits of our common shares for issuance of ADSs under certain circumstances, including (1) if it has been determined by us that we should block the deposit to prevent a violation of applicable Korean laws and regulations or our articles of incorporation or (2) if a person intending to make a deposit has been identified as a holder of at least 4.0% of our common shares. It is possible that we may not give the consent. Consequently, an investor who has surrendered his or her ADSs and withdrawn the underlying shares may not be allowed to deposit the shares again to obtain ADSs.

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

As Korea’s first wireless telecommunications service provider, we have a recognized history of leadership and innovation in the domestic telecommunications sector. Today, we remain Korea’s leading wireless telecommunications services provider and have continued to pioneer the commercial development and implementation of state-of-the-art wireless technologies. We had 23.5 million mobile phone subscribers, including MVNO subscribers leasing our networks, as of December 31, 2025, representing a market share of 41.6%, the largest market share among Korean wireless telecommunications service providers. We believe that we are also a leader in developing new products and services that reflect the increasing convergence of telecommunications technologies, as well as the growing synergies between the telecommunications sector and other industries.

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

In connection with the Spin-off, we also engaged in a 5-to-1 stock split of our common stock (the “Stock Split”), pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. Immediately following, and as a result of, the Stock Split, each ADS outstanding as of October 28, 2021 represented five-ninths of one share of our common stock. On March 31, 2026, we had a market capitalization of approximately Won 16.4 trillion (US$10.7 billion) or approximately 0.4% of the total market capitalization on the KRX KOSPI Market, making us the 48th largest company listed on the KRX KOSPI Market based on market capitalization on that date. Our ADSs, each representing five-ninths of one share of our common stock, have traded on the NYSE since June 27, 1996.

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

There are currently three mobile network operators in Korea: us, KT and LG U+. As of December 31, 2025, the market share of the Korean wireless telecommunications market, in terms of number of mobile phone subscribers, of KT and LG U+ was approximately 30.8% and 27.6%, respectively (compared to our market share of 41.6%), each including MVNO subscribers leasing the respective networks. As of December 31, 2025, MVNOs had a combined market share of 18.3%, of which MVNOs leasing our networks represented 3.1%, MVNOs leasing KT’s networks represented 7.0% and MVNOs leasing LG U+’s networks represented 8.1%. In January 2024, the Government allocated 800 MHz of bandwidth in the 28 GHz spectrum to Stage X to provide nationwide wireless network services. However, in July 2024, the Government revoked such allocation citing Stage X’s failure to meet the paid-in capital requirement and discrepancies in the actual ownership ratios of major shareholders and ownership structure compared to the information included in its frequency allocation application.

Telecommunications industry growth in Korea has been among the most rapid in the world, with fixed-line penetration being under five lines per 100 population in 1978 and increasing to 47.9 lines per 100 population as of December 31, 2006 before decreasing to 19.0 lines per 100 population as of December 31, 2025, and mobile phone penetration reaching 110.6 subscribers per 100 population as of December 31, 2025. The table below sets forth certain subscription and penetration information regarding the Korean telecommunications industry as of the dates indicated:

	As of December 31,
	2025		2024		2023
	(In thousands, except for per population amounts)
Population of Korea(1)	51,117		51,217		51,325
Mobile Phone Subscribers	56,531	(2)	56,185	(2)	56,164
Mobile Phone Subscribers per 100 Population	110.6		109.7		109.4
Telephone Lines in Service	9,692		10,325		10,974
Telephone Lines per 100 Population	19.0		20.2		21.4

(1)	Source: The Ministry of the Interior and Safety.
(2)

Excludes internal carrier lines and inbound roaming lines pursuant to a change in the presentation of the MSIT’s published data in 2024. As of December 31, 2024 and December 31, 2025, an aggregate of 693 thousand and 927 thousand internal carrier lines and inbound roaming lines, respectively, were in existence.

Since the introduction of short text messaging in 1998, Korea’s wireless data market has grown rapidly. This growth has been driven, in part, by the rapid development of wireless Internet service since its introduction in 1999 and the implementation of LTE and 5G technologies providing for fast data transmission speeds and large data transmission capacity. The table below sets forth certain penetration information regarding the number of smartphones that have direct access to the Internet using mobile Internet technology and mobile phone subscribers in Korea as of the dates indicated:

	As of December 31,
	2025		2024		2023
	(In thousands, except for percentage data)
Number of Smartphones	56,875		56,112		55,126
Total Number of Mobile Phone Subscribers	56,531	(1)	56,185	(1)	56,164
Penetration of Smartphones	100.6%		99.9%		98.2%

(1)

Excludes internal carrier lines and inbound roaming lines pursuant to a change in the presentation of the MSIT’s published data in 2024. As of December 31, 2024 and December 31, 2025, an aggregate of 693 thousand and 927 thousand internal carrier lines and inbound roaming lines, respectively, were in existence.

In addition to its well-developed wireless telecommunications sector, Korea has one of the largest Internet markets in the Asia Pacific region. From the end of 2010 to the end of 2025, the number of broadband Internet access subscribers increased from approximately 17.2 million to approximately 25.2 million. In connection with such growth in broadband Internet usage, the number of IPTV subscribers has also increased rapidly. The table below sets forth certain information regarding broadband Internet access subscribers and IPTV subscribers as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(In thousands)
Number of Broadband Internet Access Subscribers(1)	25,234	24,722	24,098
Number of IPTV Subscribers	21,994	21,828	21,582

(1)

Includes subscribers accessing Internet service using digital subscriber line, or xDSL, connections; cable modem connections; local area network, or LAN, connections; fiber-to-the-home, or FTTH, connections and satellite connections.

Item 4.B.	Business Overview

Overview

We are Korea’s leading wireless telecommunications services provider, and our core business is centered on providing wireless and fixed-line telecommunications services. We maintain the largest market share in the Korean market for wireless telecommunications services. Our revenue is primarily generated from our cellular services segment, which accounts for a substantial portion of our consolidated revenue, with additional contributions from our fixed-line telecommunications services and other business segments. We continue to develop, enhance and operate our telecommunications services through ongoing investments in network infrastructure and the adoption of advanced technologies, with a focus on improving service quality, reliability and operational efficiency. In addition to our core telecommunications services, we offer a broad range of complementary services and solutions that leverage our telecommunications platforms and digital infrastructure capabilities. These include IoT solutions and enterprise communications services, cloud services, subscription services, advertising and curated shopping services, AI business-to-consumer (“B2C”) services and AI business-to-business (“B2B”) services. We seek to drive growth by enhancing our core telecommunications services while selectively expanding complementary services that leverage our network infrastructure and customer base. These services are designed to enhance customer engagement, expand our service offerings and support the overall competitiveness of our core telecommunications business. Our operations are reported in three segments:

•

cellular services, which include wireless voice and data transmission services, sales of wireless devices, cellular interconnection services, as well as IoT solutions and enterprise communications services, cloud services, subscription services, advertising and curated shopping services, AI B2C services and AI B2B services;

•

fixed-line telecommunications services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services), and business communications and related infrastructure services; and

•	other businesses, which include our T-commerce business and certain other miscellaneous businesses.

Our Business Strategy

We operate in an environment characterized by rapid technological advancements, evolving customer needs and increasing convergence across industries. In response to these trends, we focus on strengthening our core telecommunications business and enhancing customer trust and value, while selectively expanding our AI-related capabilities to support our long-term growth. Our strategy is centered on maintaining our leadership in the Korean market for wireless telecommunications services, improving service quality and operational efficiency, and pursuing disciplined growth opportunities in selected areas, including AI-related initiatives that complement our existing business. In doing so, we seek to leverage our core telecommunications infrastructure and subscriber base to support the expansion of complementary services and improve operational efficiency. Our principal business strategies are as follows:

•

Strengthening our core telecommunications business. We seek to maintain our leadership in the Korean market for wireless telecommunications services by enhancing network quality, expanding service offerings and improving customer experience. We are focused on optimizing our network operations and improving service reliability, including through the adoption of advanced technologies such as AI-based network management and automation. We also continue to leverage data analytics to better understand customer needs and to provide more relevant and personalized products and services.

•

Enhancing customer trust and service stability. We place significant emphasis on strengthening customer trust and delivering stable and reliable services. Following recent cybersecurity incidents that have affected the telecommunications industry, we have taken steps to enhance our security systems and internal control processes, including upgrades to our security infrastructure and improvements in asset management and monitoring capabilities. We plan to continue to invest in technologies and processes designed to enhance the security, reliability and resilience of our services, and to reinforce our ability to respond to evolving risks, with the aim of maintaining and improving customer trust.

•

Selectively expanding AI-related capabilities. We are pursuing a disciplined and selective approach to the development of our AI-related capabilities by focusing on areas where we can enhance our existing services, improve operational efficiency or develop solutions with clear commercial applications. We are investing in selected AI infrastructure and computing capabilities, as well as AI-based solutions that can be integrated into our telecommunications services or offered to enterprise customers. We aim to leverage our existing assets, including our network infrastructure and customer base, to support the development of these capabilities.

•

Improving operational efficiency and pursuing sustainable growth. We are focused on improving operational efficiency across our business and optimizing our cost structure, including through automation and data-driven decision-making. In addition, we continue to pursue long-term sustainable growth by enhancing the efficiency of our operations, including our network infrastructure, and by supporting the responsible use of technology. Through these efforts, we aim to create long-term value for our shareholders and other stakeholders.

In line with our business strategies as discussed above, we are striving to enhance our operational efficiency through our efforts to reduce operating expenses, optimize capital expenditures and reorganize non-essential business lines and investments. For example, in order to streamline our operating expenses, we have been actively utilizing AI technology in various operational processes, including our marketing activities and customer services. Furthermore, we have shifted the focus of our 5G network-related capital expenditure from expanding network coverage and increasing maximum data transmission speed to enhancing network quality. Moreover, in December 2024, we entered into agreements with Samgu Inc. and its affiliates to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation, which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information, which provides credit information services. The disposals of NATE Communications Corporation, SK M&Service and F&U Credit Information were completed in January 2025, February 2025 and April 2025, respectively. In April 2025, we disposed of 10,818,510 shares of

Kakao Corp. (representing a 2.4% interest), which we had previously acquired in 2019 as part of a strategic partnership between the two companies, for Won 413.3 billion. More recently, in December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa, which operates our T-commerce business, and Media S, which operates two TV channels and co-produces original television entertainment contents, to Rapport Labs Inc., a Korea-based e-commerce company, as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions.

Cellular Services

We offer wireless voice and data transmission services, sell wireless devices and provide various other technological solutions and services through our cellular services segment. Our wireless voice and data transmission services are offered through our backbone networks that collectively can be accessed by substantially all of the Korean population. We had 23.5 million mobile phone subscribers, including MVNO subscribers leasing our networks, as of December 31, 2025, representing a market share of 41.6%, the largest market share among Korean wireless telecommunications service providers. We launched our wireless services using our 5G network in April 2019, and we are continually maintaining and enhancing our 5G network coverage and service quality. The table below sets forth the number of mobile phone subscribers, including subscribers of MVNOs that lease our wireless networks, using our various digital wireless networks as of the dates indicated:

	As of December 31,
	2025(1)	2024(1)	2023(1)
	(in thousands)
Network
5G	17,653	17,052	15,588
LTE	6,201	7,536	8,730
WCDMA	201	325	415

Total	24,055	24,913	24,733

(1)	Includes internal carrier lines and inbound roaming lines.

In 2025, 2024 and 2023, our cellular services segment revenue was Won 12,552.5 billion, Won 13,318.2 billion and Won 13,123.2 billion, respectively, representing 73.4%, 74.2% and 74.5%, respectively, of our consolidated revenue.

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

Wireless Device Sales

We offer several categories of wireless devices, including smartphones and basic phones, tablets and other Internet access devices and wearable devices that are sold through an extensive distribution network, which consists of authorized exclusive dealers and independent retailers, as well as branch offices and stores directly operated by us through our wholly-owned subsidiary, PS&Marketing. As of December 31, 2025, substantially all of our mobile phone subscribers (including MVNO subscribers leasing our networks) owned smartphones that have direct access to the Internet. We purchase a substantial majority of our wireless devices from Samsung Electronics and Apple.

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

IoT Solutions and Enterprise Communication Services

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

We provide network access and customized IoT solutions to our enterprise customers. Our IoT services support devices that are used in a variety of market segments, including manufacturing, logistics, public infrastructure, security, automotive, agriculture and data analytics as well as public institutions. For example, we provide services to transmit and store extensive data accumulated in manufacturing processes of our customers through our ultra-high speed and ultra-low latency connectivity solutions. We also offer private wireless and fixed-line networks for businesses as well as digital transformation infrastructure leveraging our 5G and edge cloud technologies.

We also provide a variety of other communication solutions and services to our enterprise customers. Our key offerings in this area include IoT, security, advertising and monitoring solutions, business messaging and call services, and platforms for mobile payment, authentication and ancillary value-added services.

Cloud Services

We provide a comprehensive range of managed cloud services that focus on supporting cloud-based AI services in Korea. Our managed cloud services are provided in collaboration with our SK Group affiliate SK AX, which engages in B2B sales and the establishment and operation of the services, while we provide the necessary AI infrastructure and solutions. Our managed cloud services benefit from our leadership in network infrastructure in Korea and our competitive capabilities in AI, big data, data centers and information security. We plan to further strengthen our market position by developing and providing tailored AI cloud services that meet the needs of our enterprise customers.

Subscription Service

In August 2021, we launched a subscription-based membership service under our “T Universe” brand name. T Universe offers a wide range of lifestyle services through subscription packages. From streaming services such as YouTube Premium, Netflix and Wavve to shopping, cloud storage services such as Google One, and various partner restaurants and delivery services, customers can subscribe to a broad selection of services either as bundled packages or as standalone offerings. To enhance its service offerings, T Universe continues to pursue business partnerships with popular consumer brands and service providers, expanding the scope of its partnerships. We also plan to grow and further develop T Universe by identifying and marketing new products and services that align with customer preferences.

Advertising and Curated Shopping Services

We offer advertising services to businesses by leveraging our wireless and fixed-line telecommunications services platforms. Our advertising services primarily consist of display advertising on our proprietary mobile applications for smartphones, including “A. (or “A dot”) Phone” and “T Membership” (which manages our customer loyalty program under the same name). In addition, we offer a text message-based curated shopping service under our “T Deal” brand. Our customers who have consented to the T Deal service receive a daily text message on their smartphones with a link to a broad range of merchandise with significant discounts that are specially curated to maximize customer interest by utilizing AI technology and big data.

AI B2C Services

Through our AI B2C services business, we seek to provide innovative AI-based mobile agent services that meet our customers’ evolving needs in an increasingly connected world. In September 2023, we officially launched A., which offers the ability to verbally communicate with the user and handle a variety of tasks on the user’s smartphone, including recording and summarizing calls, managing the user’s schedules, providing real-time interpretation service during calls and recommending and playing personalized music and video contents. In August 2024, A. underwent a major update, allowing it to deliver a natural conversational experience and specialized services through various agents with enhanced search and everyday convenience features. In October 2024, we rebranded our proprietary voice call application, “T Phone,” as “A. Phone,” embedded certain of A.’s AI-enhanced service features, including the ability to record, summarize and translate calls, into the A. Phone application. In June 2025, we introduced two additional features to A., including “A. Note,” which offers real time voice transcription and summarization services, and “A. Briefing,” which utilizes users’ personalized data to proactively provide personalized suggestions and helpful information for the users’ daily routines and tasks. We plan to continually strengthen the levels of personalization and information security, and expand the portfolio of services handled, by A., including through combination with our other service offerings as well as collaboration with our SK Group affiliates and third parties.

AI B2B Services

Our business customers have been increasingly seeking digital transformation by implementing AI technology, including generative AI, into their operations and business cycle. In order to meet such needs of our business customers, we have introduced various AI technology services, which we have been developing in order to improve our and our affiliated companies’ competitiveness, which are collectively referred to as “AI B2B” services (formerly referred to as “enterprise AI” services). Our AI B2B services combine AI technology with connectivity and infrastructure technologies of our core telecommunications business as well as the underlying technologies of our other new growth businesses, and principally include generative AI, AI vision, AI contact center, AI marketing, AI data and physical AI. In 2025, we also preliminarily launched “A. Biz,” a B2B version of our “A.”, an AI agent service featuring general administrative functions as well as the ability to provide assistance in a number of areas requiring professional expertise, including legal, tax, public relations, purchasing and personnel management, to business organizations. Following a period of beta tests, A. Biz is currently utilized internally as well as by a number of our SK Group affiliates.

Other New Business Services

We are also investing in and developing new business areas that actively integrate AI technology, including through strategic investments in, and collaboration with, leading domestic and overseas technology companies. We have also been makings investments to develop and launch GPU-as-a-service (“GPUaaS”), which would enable our enterprise customers to access GPU cloud services on an as-needed basis to develop or utilize AI services. As part of such initiative, in February 2024, we made an equity investment of US$20 million in Lambda, Inc., a GPU cloud service provider based in San Francisco, to cooperate on the development and launch of GPUaaS and AI data center solutions and services. In August 2024, we entered into a strategic partnership with Lambda, Inc. to deploy its AI cloud platform in SK Broadband’s Gasan data center, and launched our GPUaaS in January 2025. In August 2025, we launched the “Haein cluster,” comprised of more than 1,000 NVIDIA Corporation’s B200 GPUs, in SK Broadband’s Gasan data center. The Haein cluster has been selected by the MSIT for the Government’s “Sovereign AI Foundation Model Project,” which is aimed at building domestic AI foundation models with globally competitive performance, thereby reducing Korea’s reliance on foreign AI technologies. A consortium led by us has advanced to the second stage of the Sovereign AI Foundation Model Project. In June 2025, we announced the partnership with Amazon Web Services, Inc. to build an AI data center in Ulsan, Korea, with operations expected to begin in 2027. We commenced construction of such data center in September 2025. In October 2025, we signed a letter of intent and a memorandum of understanding with OpenAI, an AI research organization based in San Francisco, California, to collaborate on the construction of an AI data center in the southwest region of Korea as part of OpenAI’s Stargate project, which aims to establish a global AI infrastructure. Furthermore, we have been engaged in the research, development and promotion of AI data center solutions. As part of such initiative, in December 2024, we made an equity investment of US$200 million in Penguin Solutions Inc. (formerly known as Smart Global Holdings, Inc.), a leading designer and developer of enterprise solutions based in Milpitas, California, in order to cooperate on the development of differentiated global end-to-end AI factory and data center solutions and services.

Rate Plans

We offer our wireless telecommunications services on both a postpaid and prepaid basis. Substantially all of our subscribers received our wireless telecommunications services on a postpaid basis as of December 31, 2025.

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

Basic Rate Plans. We offer various postpaid account plans for mobile devices, tablets and smart watches that are designed to meet a wide range of subscriber needs and interests. Our 5G services are primarily provided through the “5GX” plans, which offer unlimited domestic voice minutes and text messaging and unlimited data transmission allowance per month and range from Won 69,000 to Won 125,000 per month. We also offer several types of lower-priced 5G rate plans, ranging from Won 39,000 to Won 59,000 per month, with smaller data transmission allowances per month compared to our 5GX plans that target subscribers who seek more affordable rate plans. Our representative smartphone rate plans for our LTE services are the “T” plans, which feature unlimited domestic voice minutes and text messaging and a fixed or unlimited data transmission allowance per month and range from Won 33,000 to Won 100,000 per month. We also offer “Direct” plans that are exclusively available through our online distribution channel, ranging from Won 27,000 to Won 76,000 per month for 5G services and at Won 22,000 per month for LTE services. Our “Voice Free” plans are available for our basic phones and feature a fixed allowance of voice minutes and 50 text messages per month with rates that range from Won 20,900 to Won 103,400 per month. We also offer a standard rate plan for Won 12,100 per month, through which the subscriber is charged per usage amount, other than on text message usage up to 50 messages per month. In October 2025, we launched six types of “air” subscription plans, a separate line of mobile subscription services offered exclusively for unlocked mobile devices through a dedicated online channel.

In addition, we provide a variety of differentiated rate plans for our customer segments such as our “0 Youth” plans for smartphone users who are 34 years old or younger tailored for younger demographics, our “0 Teen” plans for teenagers who are 18 years old or younger, our “ZEM” plans for children who are 12 years old or younger, our “T Senior” LTE and 5G subscription plans for users who are 65 years or older, our “5G Happiness (Haengbok-nuri)” plans for customers with visual impairment or hearing loss and our “0 Hero” LTE plans for users who are performing mandatory military service.

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

Roaming Plans. Our representative international roaming plan for longer term travelers and provides fixed data transmission, named “baro Plan,” offers allowances of 3GB for Won 29,000, 6GB for Won 39,000, 12GB for Won 59,000 or 24GB for Won 79,000 that can be used in 195 countries. We also offer data sharing options to families travelling together and special discounts to subscribers of our “0 Youth” plans. In addition, all of our roaming plans include free high-quality data voice calls and text messages to Korea through our A. Phone application.

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

5G Network. 5G is the currently dominant wireless network that enables data to be transmitted at speeds faster than our LTE network with lower latency. We began the operation of our 5G network in December 2018 on a limited basis for business customers, beginning with a few major commercial districts in Seoul and other metropolitan areas. We launched wireless service plans using the 5G network in April 2019 following the commencement of sales of the first 5G-compatible smartphones, and we continue to maintain and enhance our 5G network coverage. We currently provide full nationwide 5G network coverage across outdoor terrestrial areas and subway lines, and substantially full nationwide 5G network coverage in large buildings. Our 5G services provided a maximum data transmission speed of 2.75 Gbps. We have also deployed our 5G network for mMTC connections relating to our IoT solutions.

We believe that our 5G technology and network infrastructure enable us to provide the fastest 5G data transmission network nationwide. In December 2025, the MSIT announced that our 5G network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our 5G network was 1,214 Mbps compared to 1,147 Mbps for KT’s 5G network and 1,051 Mbps for LG U+’s 5G network.

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

We believe that our advanced LTE technology and dense network infrastructure enable us to provide the fastest LTE data transmission network nationwide. In December 2025, the MSIT announced that our LTE network provided the fastest upload and download speeds among the three mobile network operators, KT, LG U+ and us. The nationwide average download speed of our LTE network was 216 Mbps compared to 161 Mbps for KT’s LTE network and 141 Mbps for LG U+’s LTE network.

Wi-Fi Network. Wi-Fi technology enables our subscribers with Wi-Fi-capable devices such as smartphones, laptops and tablet computers to access mobile Internet. We started to build Wi-Fi access points in 2010 and, as of December 31, 2025, we had more than 60,000 Wi-Fi access points in public areas such as shopping malls, restaurants, coffee shops, subways and airports where, generally, the demand for high-speed wireless Internet service is high. While each Wi-Fi access point typically has a radius of approximately 20-30 meters, some of our Wi-Fi hot zones, which have multiple Wi-Fi access points, including those installed at public transportation facilities and amusement parks, have much wider service areas.

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

As of December 31, 2025, our 5G, LTE and WCDMA networks had an aggregate of 58,567 base stations.

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

Distribution. We use a combination of an extensive network, including branch offices and stores, directly operated by us through our subsidiary, PS&Marketing, more than 2,500 authorized exclusive dealers and an extensive network of independent retailers in order to increase subscriber growth while reducing subscriber acquisition costs.

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

Currently, authorized dealers are entitled to an initial commission for each new subscriber registered by the dealer, as well as an average ongoing commission calculated as a percentage of that subscriber’s monthly plan-based rate for the first five years. In order to strengthen our relationships with our exclusive dealers, we offer a dealer financing plan, pursuant to which we provide to each authorized dealer a loan of up to Won 4.0 billion (Won 5.0 billion if collateral is pledged) which can be used for operating expenditures with a repayment period of up to 11 months. We also provide loans to our authorized dealers for financing deposits and key money in connection with securing retail space with a repayment period of up to 30 months. As of December 31, 2025, we had an aggregate of Won 61.1 billion outstanding in loans to authorized dealers.

Customer Service. We provide high-quality customer service directly through our two subsidiaries, Service Ace Co., Ltd. and Service Top Co., Ltd., rather than rely on outsourcing. SK O&S Co., Ltd. operates our switching stations and related transmission and power facilities and offers quality customer service primarily to our business customers. We have held the top position with respect to our telecommunications service in Korea’s leading three customer satisfaction indices, the National Customer Satisfaction Index, the Korean Customer Satisfaction Index and the Korean Standard-Service Quality Index, for 28 years, 27 years and 26 years, respectively.

Fixed-line Telecommunications Services

We offer fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services), and business communications and related infrastructure services, through our fixed-line telecommunications services segment. Our fixed-line telecommunications services are provided by our subsidiary, SK Broadband. The following table sets forth historical information about our subscriber base for our fixed-line telecommunications services for the periods indicated:

	As of December 31,
	2025	2024	2023
	(in thousands)
Fixed-Line Telephone (including VoIP)(1)	3,269	3,364	3,464
Broadband Internet(2)	7,238	7,156	6,926
IPTV(3)	6,721	6,803	6,728
Cable TV	2,729	2,806	2,821

(1)	Includes subscribers to VoIP services of SK Broadband.
(2)	Excludes dedicated broadband Internet lines for Internet cafes.
(3)	Includes subscribers to SK Broadband’s B tv service and video-on-demand only service subscribers.

In 2025, 2024 and 2023, our fixed-line telecommunications services segment revenue was Won 4,191.1 billion, Won 4,075.4 billion and Won 3,928.0 billion, respectively, representing 24.5%, 22.7% and 22.3%, respectively, of our consolidated revenue.

As part of our efforts to enhance our capabilities and increase our market share in the fixed-line business, we completed the Tbroad Merger in April 2020. In November 2024, in order to enhance management efficiency and strengthen our control over SK Broadband, we entered into an agreement to acquire an additional 24.8% equity interest in SK Broadband from minority shareholders. Such transaction was completed in May 2025. We owned approximately 99.1% of SK Broadband’s total outstanding shares as of December 31, 2025. Furthermore, in March 2026, in order to enhance management efficiency and strengthen enterprise value through greater strategic flexibility, we entered into an agreement to acquire the remaining 0.9% equity interest in SK Broadband from minority shareholders. Such transaction is currently pending subject to regulatory approval and other customary closing conditions. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Fixed-line Telephone Services

Our fixed-line telephone services comprise local, domestic long distance, international long distance and VoIP services. VoIP is a technology that transmits voice data through an Internet Protocol network. As of December 31, 2025, we had approximately 3.3 million fixed-line telephone subscribers (including subscribers to VoIP services of SK Broadband). Our fixed-line telephone services are primarily offered under the “B phone” brand name. A portion of our fixed-line telephone services were previously provided through the VoIP services of our subsidiary SK Telink that targeted corporate customers, which business was acquired by SK Broadband in April 2021.

Broadband Internet Access Services

Our broadband Internet access network covered a substantial majority of households in Korea as of December 31, 2025. As of December 31, 2025, we had approximately 7.2 million broadband Internet access subscribers. We offer broadband Internet access products with various throughput speeds, ranging from optical LAN service, which provides maximum data transmission speeds of up to 100 Mbps, to “Giga Premium” and “Giga Premium×10,” which provide maximum data transmission speeds of up to 1 Gbps and 10 Gbps, respectively.

Advanced Media Platform (including IPTV and Cable TV Services)

As part of our initiative to be the leading next-generation platform provider, we provide an advanced media platform with various media content and service offerings.

We have offered video-on-demand services since 2006 and launched real-time IPTV services in 2009. We currently offer IPTV services under the brand name “B tv” with access to as many as 272 high definition channels depending on the subscription service as of December 31, 2025, as well as pay-per-view and subscription-based video-on-demand services providing a wide range of media content, including recent box office movie releases, popular U.S. and other foreign TV shows and various children’s TV programs. We also offer “B tv UHD,” which is an ultra-high definition IPTV service and has a resolution that is four times as high as the standard high definition broadcasting service in the IPTV industry. As of December 31, 2025, we had approximately 6.7 million IPTV subscribers. Since 2018, we have unveiled a number of smart set-up boxes that incorporate voice recognition and command capabilities as well as AI-based services.

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

Following the Tbroad Merger, we have been offering cable TV services under the “B tv Cable” brand with access to as many as 226 channels. As of December 31, 2025, we had approximately 2.7 million cable TV subscribers.

We also offer advertising services on our advanced media platform, primarily consisting of advertisements on video-on-demand and streaming contents and our TV channels. In addition, in May 2024, we began to offer access to the over-the-top content offerings of Netflix through our IPTV set-top boxes at a bundled discount with our IPTV subscriptions.

SK Broadband also operates two TV channels and co-produces original television entertainment contents through our indirect subsidiary Media S. In December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa, which operates our T-commerce business, and Media S to Rapport Labs Inc., a Korea-based e-commerce company, as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions.

We continue to expand the scope of our media services and content offerings to provide our subscribers with a vast library of high-quality content that can be accessed through our wireless networks and our fixed-line network, which we believe will also increase the appeal of our advanced media platform to businesses as an advertising platform.

Business Communications and Related Infrastructure Services

Through SK Broadband, we offer business communications and related infrastructure services to our business customers, including corporations and government entities. Our business communications and related infrastructure services offered by SK Broadband include leased line solutions, Internet data center solutions and network solution services.

Our leased line solutions are exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. We hold a license to operate leased line services on a nationwide basis in Korea and also use international transmission lines to provide leased line services to other countries. Our leased line services enable high volumes of data to be transmitted swiftly and reliably. We also provide back-up storage for transmitted data. Through our Internet data centers, we provide our business subscribers with server-based support including co-location, dedicated server hosting and cloud computing services. In June 2025, SK Broadband acquired the business operations of the Pangyo Data Center from SK Inc. for Won 506.8 billion as part of its initiative to expand its data center operations and generate synergy. Our network solution service utilizes our network infrastructure and voice platform to provide 24-hour monitoring and control of our customers’ networks. Through this service, we conduct remote monitoring of our customers’ data and voice communications infrastructure and network and traffic conditions, and carry out preventive examinations and on-site visits.

Rate Plans

For our residential customers, we offer both bundled rate plans for a combination of our fixed-line service offerings as well as individual rate plans for each separate service offering. Bundled rate plans are offered at a discount compared to subscribing to the same services through individual rate plans. Approximately 87% of subscribers to our broadband Internet services subscribe to two or more of our services through our bundled rate plans. Bundled rate plans for a combination of fixed-line telephone, broadband Internet access and IPTV or cable TV services, which are subject to a contract of one to three years, range from Won 33,000 to Won 111,100 per month, depending on the services included and the length of the contract. We also offer bundled rate plans combining our fixed-line telecommunications services with our wireless services, the physical security services of SK Shieldus Co., Ltd., and subscriptions to Netflix, as well as bundled rate plans that provide discounts for family members or co-inhabitants of the same household.

Our “5,000 minute” plan for subscribers to our fixed-line telephone service features 5,000 voice minutes for domestic land-to-land calls for a fixed rate and range from Won 7,700 to Won 11,550 per month depending on whether or not the subscriber opts for a long-term contract and if so, the length of the contract period. We offer individual fixed-rate plans for our broadband Internet access service that range from Won 30,800 to Won 104,500 per month depending on the data throughput speed and existence and length of a contract. We offer individual fixed-rate plans for our IPTV and cable TV services that range from Won 4,400 to Won 50,600 per month depending on the number of channels provided and existence and length of a contract. In addition, subscribers can purchase individual videos on demand or subscribe to certain paid content on a periodic basis.

With respect to our business communications and related infrastructure services, we offer rates that are tailored to the specific needs of our business customers. We also charge certain installation fees and equipment rental fees as well as other ancillary fees with respect to certain of our fixed-line telecommunications services.

Marketing, Distribution and Customer Service

We focus on bringing our fixed-line telephone, broadband Internet and advanced media platform services (including IPTV and cable TV services) to residential users, and various business communications and related infrastructure services to corporate users. We market our fixed-line telecommunications products and services under the “B” brand. Our “B” brand signifies our pursuit of creating a “Borderless” media ecosystem with “Beloved” content offerings to transform our business to go “Beyond” simply offering connectivity to customers. It also seeks to emphasize our commitment to stand “Beside” our customers to “Bridge” their worlds, leading to “Bravo” and “Blissful” customer experience. Our “B” brand also strengthens our shared identity with our wireless service’s “T” brand.

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

Other Businesses

We strive to continually diversify our products and services and develop new businesses that we believe are complementary to our existing products and services, which we include in our other businesses segment. In 2025, 2024 and 2023, the revenue of our other businesses segment, which primarily consisted of our T-commerce and former portal service businesses, was Won 355.6 billion, Won 547.0 billion and Won 557.3 billion, respectively, representing 2.1%, 3.0% and 3.2%, respectively, of our consolidated revenue. See “Item 5.A. Operating Results — Overview — Operational Efficiency.”

We operate a T-commerce network, “SK stoa,” through our consolidated subsidiary SK Stoa, which offers a broad assortment of goods and services through pre-recorded television programming. The goods and services promoted on SK stoa’s T-commerce programming can be purchased through telephone orders, SK stoa’s mobile application or online open marketplace, or a virtual application appearing on the television screen using the viewer’s remote controller. Since 2019, SK Stoa has offered searchable shopping programming that is available to viewers at their convenience by utilizing video-on-demand capabilities. SK Stoa also operates several private fashion and health supplement brands. SK stoa also acts as the exclusive T-commerce distributor for certain products and services of SK Group companies, such as food, electronics, home appliances and car rentals.

In December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa and Media S, which operates two TV channels and co-produces original television entertainment contents as described above, to Rapport Labs Inc. as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions.

Prior to the completion of the disposal transactions described below, we also offered online portal services under our “Nate” brand name through our former subsidiary NATE Communications Corporation, and online corporate employment benefits management and training services for Korean businesses and public institutions through our former indirect subsidiary SK M&Service. In December 2024, as part of our efforts to increase our operational efficiency and re-balance our business areas, we entered into agreements with Samgu Inc. and its affiliates to dispose of our 100% equity interest in NATE Communications Corporation and a 70% equity interest in SK M&Service, as well as our interest in a former non-consolidated associate. The disposals of NATE Communications Corporation, SK M&Service and F&U Credit Information were completed in January 2025, February 2025 and April 2025, respectively. See “Item 5.A. Operating Results — Overview — Operational Efficiency.”

Interconnection

Our wireless and fixed-line networks interconnect with the public switched telephone networks operated by KT and SK Broadband and, through their networks, with the international gateways of KT and LG U+, as well as the networks of the other wireless telecommunications service providers in Korea. These connections enable our subscribers to make and receive calls from telephones outside our networks. Under Korean law, certain service providers, including us, are required to permit other service providers to interconnect to their networks. If a new service provider desires interconnection with the networks of an existing service provider but the parties are unable to reach an agreement within 90 days, the new service provider can appeal to the KMCC.

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

Wireless-to-Fixed-line. According to our interconnection arrangement with KT, for a call from our wireless network to KT’s fixed-line network, we collect the usage rate from our wireless subscriber and in turn pay KT the interconnection charges. Similarly, KT pays interconnection charges to SK Broadband for a call from KT’s wireless network to SK Broadband’s fixed-line network. The interconnection rate applicable to both KT and SK Broadband was Won 6.73 per minute, Won 6.89 per minute and Won 7.22 per minute for 2025, 2024 and 2023, respectively.

Fixed-line-to-Wireless. The MSIT determines interconnection arrangements for calls from a fixed-line network to a wireless network. For a call initiated by a fixed-line user to one of our wireless subscribers, the fixed-line network operator collects our usage fee from the fixed-line user and remits to us an interconnection charge. Interconnection with KT accounts for substantially all of our fixed-line-to-wireless interconnection revenue and expenses. The interconnection rate paid by fixed-line network service providers to each wireless network service provider was Won 8.15 per minute, Won 8.55 per minute and Won 9.17 per minute for 2025, 2024 and 2023, respectively.

Wireless-to-Wireless. Interconnection charges also apply to calls between wireless telephone networks in Korea. Under these arrangements, the operator originating the call pays an interconnection charge to the operator terminating the call. The applicable interconnection rate is the same as the fixed-line-to-wireless interconnection rate set out in the paragraph above.

Our revenues from the wireless-to-wireless interconnection charges were Won 341.5 billion in 2025, Won 370.1 billion in 2024 and Won 401.3 billion in 2023. Our expenses from these charges were Won 335.4 billion in 2025, Won 364.9 billion in 2024 and Won 392.4 billion in 2023.

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

The following table shows the market share information, based on number of subscribers, as of December 31, 2025, for the following markets.

	Market Share (%)
	SK Telecom		KT		LG U+		Others
Mobile phone(1)	41.6%		30.8%		27.6%		—%
Fixed-Line Telephone (including VoIP)	15.6		51.6		18.1		14.7
Broadband Internet	28.7		40.3		22.1		8.9
Pay TV (2)	25.9	(3)	36.7	(4)	25.1	(5)	12.2

(1)	Includes MVNO subscribers that lease the wireless networks of the respective mobile network operator.
(2)	Includes video-on-demand only service subscribers. Market share is expressed as a percentage of the pay TV market (which includes IPTV, cable TV and satellite TV).
(3)	Consists of 18.4% from our IPTV service and 7.5% from our cable TV service.
(4)

Consists of 26.2% from KT’s IPTV service, 7.1% from its satellite TV service provided through KT Skylife and 3.4% from KT’s cable TV service provided through HCN, which was acquired by KT in August 2021.

(5)	Consists of 15.7% from LG U+’s IPTV service and 9.4% from its cable TV service provided through LG HelloVision, a subsidiary of LG U+.

Cellular Services

As of December 31, 2025, we had 23.5 million mobile phone subscribers, representing a market share of approximately 41.6%, including MVNO subscribers leasing our networks. As of December 31, 2025, KT and LG U+ had 17.4 million and 15.6 million mobile phone subscribers, respectively, representing approximately 30.8% and 27.6%, respectively, of the total number of mobile phone subscribers in Korea on such date, each including MVNO subscribers leasing its networks.

In 2025, we had 1.9 million activations and 2.9 million deactivations. In 2025, the monthly churn rate in our wireless telecommunications business ranged from 0.7% to 2.3%, with an average monthly churn rate of 1.1%, which increased from 0.8% in 2024. The increases in deactivations and average monthly churn rate in 2025 compared to 2024 were mainly due to the cybersecurity incident of which we became aware in April 2025 as described above. See “— Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.”

Our competitors for subscriber activations include MVNOs, including MVNOs that lease our networks. MVNOs generally provide rate plans that are relatively cheaper than similar rate plans of the wireless network providers from which they lease their networks, including us. Currently, 15 MVNOs provide wireless telecommunications services using the networks leased from us. As of December 31, 2025, MVNOs had a combined market share of 18.3%, of which MVNOs leasing our networks represented 3.1%, MVNOs leasing KT’s networks represented 7.0% and MVNOs leasing LG U+’s networks represented 8.1%.

In recent years, a number of new entrants have entered the MVNO business, including affiliates of leading financial institutions in Korea. Some of these new entrants have engaged in aggressive marketing campaigns and promotional discounts while leveraging the brand power of their affiliates as part of their efforts to gain subscribers. Partly as a result of such efforts, the combined market share of MVNOs has generally increased in recent years, including from 16.9% as of December 31, 2024 to 18.3% as of December 31, 2025, in terms of number of mobile phone subscribers. In January 2025, the Government announced a number of new policy measures to strengthen the competitiveness of MVNOs, including lowering the cost of leasing networks from wireless network providers (including us) and providing support for the emergence of “full MVNOs” possessing their own core network infrastructures and telephone platform operations. We cannot assure you that such policy measures will not lead to further increases in the combined market share of MVNOs or encourage new MVNOs to enter the market.In addition, other companies may enter the wireless network services market. See “— Law and Regulation — Frequency Allocation” and “Item 3.D. Risk Factors — Risks Relating to Our Business — Our businesses are subject to various types of Government regulation, and any change in Government policy relating to the telecommunications industry could have an adverse effect on our business, financial condition and results of operations.” For a description of the risks associated with the competitive environment in which we operate, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Competition may reduce our market share and harm our business, financial condition and results of operations.”

Historically, competition in the wireless telecommunications business had caused us to significantly increase our marketing and advertising expenses from time to time depending on the prevailing competitive landscape, with marketing expenses as a percentage of SK Telecom’s revenue, on a separate basis, reaching a peak of 28.2% in 2012. Such percentage was 24.2% in 2023, 22.8% in 2024 and 24.1% in 2025. We believe that the maturity of the overall wireless telecommunication market has contributed to the general stabilization of our marketing expenses in recent years.

We face competition from KT and LG U+ as well as other platform service providers in our other cellular service businesses. For example, our Smart Home service competes with KT’s Giga IoT Home service and LG U+’s IoT@Home service.

Fixed-Line Telecommunications Services

Our fixed-line telephone service competes with KT and LG U+, as well as other providers of VoIP services. As of December 31, 2025, our market share of the fixed-line telephone and VoIP service market was 15.6% (including the services provided by SK Broadband) in terms of number of subscribers compared to KT with 51.6% and LG U+ with 18.1%.

We are the second-largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers, and our network covered a substantial majority of households in Korea as of December 31, 2025. As of December 31, 2025, our market share of the broadband Internet market was 28.7% in terms of number of subscribers compared to KT with 40.3% and LG U+ with 22.1%.

Our IPTV and cable TV services compete with other providers of pay TV services, including KT, LG U+ and cable companies. As of December 31, 2025, our market share of the pay TV market (which includes IPTV, cable TV and satellite TV) was 25.9% compared to KT with 36.7% (including its IPTV, cable TV and satellite TV services) and LG U+ with 25.1% (including its IPTV and cable TV services), and the collective market share of other pay TV providers was 12.2%. Our market shares in the broadband Internet and pay TV markets in 2025 were marginally and negatively affected by the impact of the above-mentioned cybersecurity incident, as a significant portion of our customers of these services subscribe to packages that combine our mobile phone services with one or both of these services. Furthermore, our IPTV and cable TV services are facing an increasing level of competition from global operators of online video streaming platforms, such as YouTube, Netflix, Disney Plus and Apple TV, leading domestic video streaming platforms such as TVING, Coupang Play, Wavve (which is seeking to merge with TVING pursuant to a memorandum of understanding entered into in December 2023) and Watcha, and the video contents offered by leading domestic and global internet search, communications and social media platforms including NAVER, Kakao and Instagram, as such services continue to become increasingly popular to serve as a substitute to traditional television programming.

Over the past decade, the Korean fixed-line telecommunications industry has gone through significant consolidation involving major pay television service providers. We completed the Tbroad Merger in April 2020, following which we became the second-largest pay TV provider in Korea in terms of number of subscribers as of December 31, 2025. In December 2019, LG U+ acquired a majority equity stake in LG HelloVision. In August 2021, KT acquired HCN, a major Korean cable TV service provider, through its subsidiary KT Skylife. Such transactions, as well as further consolidation in the fixed-line telecommunications industry, may result in increased competition, as the entities emerging from such consolidation and other remaining players in the industry may actively pursue expanding or protecting their respective market shares.

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

The MSIT is charged with regulating information and telecommunications, and the KMCC is charged with regulating the public interest aspects of and fairness in broadcasting and telecommunications.

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

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control and corrective orders issued in connection with any violation of rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a penalty surcharge of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. A network service provider that wants to cease its business or dissolve must notify its users 60 days prior to the scheduled date of cessation or dissolution and obtain MSIT approval.

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

Competition Regulation

The KMCC is charged with ensuring that network service providers engage in fair competition and has broad powers to carry out this goal. If a network service provider is found to be in violation of the fair competition requirement, the KMCC may take corrective measures it deems necessary, including, but not limited to, prohibiting further violations, requiring amendments to the articles of incorporation or to service contracts with customers, requiring the execution or performance of, or amendments to, interconnection agreements with other network service providers and prohibiting advertisements to solicit new subscribers. The KMCC is required to notify the Minister of the MSIT upon ordering certain corrective measures.

In addition, we may also be designated as a “market-dominating business entity” by the relevant authorities under the Fair Trade Act, based on a case-by-case assessment of factors such as our market share, barriers to entry and the relative scale of competitors. If so designated, we would be prohibited from engaging in conduct that could be deemed an abuse of such position, including unreasonably determining, maintaining or altering service rates, unreasonably controlling the rendering of services, unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers.

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

Furthermore, in 2007, the Government announced a “road map” highlighting revisions in regulations to promote deregulation of the telecommunications industry. In accordance with the road map and pursuant to the Combined Sales Regulation, promulgated in May 2007, telecommunications service providers in Korea are permitted to bundle their services, such as wireless data transmission service, wireless voice transmission service, broadband Internet access service, fixed-line telephone service and IPTV service, at a discounted rate; provided, however, that we and KT, each of which holds a significant market share in the telecommunications industry, allow other competitors to employ the services provided by us and KT, respectively, so that such competitors can provide similar discounted package services. In September 2007, the regulations and provisions under the Telecommunications Business Act were amended to permit licensed transmission service providers to offer local, domestic long-distance and international telephone services, as well as broadband Internet access and Internet phone services, without additional business licenses.

Moreover, an MVNO system under which the MSIT may designate and obligate certain wireless telecommunications services providers to allow an MVNO, at such MVNO’s request, to use their telecommunications network facilities at a rate mutually agreed upon that complies with the standards set by the MSIT became effective on March 14, 2017 under the amended Telecommunications Business Act. We are currently the only wireless telecommunications services provider obligated to allow other wireless telecommunications services providers to use our telecommunications network facilities. Currently, 15 MVNOs provide wireless telecommunications services using the networks leased from us.

On October 1, 2014, the MDDIA, enacted for the purpose of establishing a transparent and fair mobile distribution practice, became effective. The MDDIA limited the amount of subsidies a wireless telecommunications service provider can provide to subscribers in order to prevent excessive competition among wireless telecommunications service providers. Pursuant to the MDDIA, wireless telecommunications service providers are prohibited from (i) unfairly providing discriminatory subsidies based on criteria such as type of subscription, subscription plan and characteristics of the subscriber and (ii) entering into a separate agreement with subscribers imposing obligations to use a specific subscription plan as a condition for providing subsidies. See “Item 5.A. Operating Results — Overview — Rate Regulations.”

In addition, under the MDDIA, wireless telecommunications service providers were obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving subsidies. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the MDDIA was repealed in July 2025, discounted rates offered under the MDDIA have been retained through a related amendment to the Telecommunications Business Act. We cannot provide assurance that we will not provide other rate discounts or lower-priced subscription plans in the future to comply with the Government’s public policy guidelines or suggestions.

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

Frequency Allocation

The MSIT has the discretion to allocate and adjust the frequency bandwidths for each type of service and may auction off the rights to certain frequency bandwidths. Upon allocation of new frequency bandwidths or adjustment of frequency bandwidths, the MSIT is required to give a public notice. The MSIT also regulates the frequency to be used by each radio station, including the transmission frequency used by equipment in our base stations. All of our frequency allocations are for a definite term. We pay fees to the MSIT for our frequency usage that are determined based upon our number of subscribers, frequency usage by our networks and other factors. For 2025, 2024 and 2023, the fee amounted to Won 99.8 billion, Won 103.0 billion and Won 102.5 billion, respectively.

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

In December 2025, the MSIT announced plans to reallocate a total of 370 MHz of frequency bandwidths whose usage terms are due to expire in 2026 to KT, LG U+ and us, 155 MHz (in the 800 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz spectrums) of which will be allocated to us. We have applied for the renewal of the 20 MHz frequency bandwidth in the 800 MHz spectrum in December 2025, and we plan to apply for the renewal of the remaining 135 MHz of frequency bandwidths in June 2026. The final consideration to be paid by us for such reallocated bandwidths is expected to be conditional on the number of indoor 5G cell sites to be constructed by us by 2031. For risks relating to the maintenance of adequate bandwidth capacity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our business, financial condition and results of operations may be adversely affected if we fail to acquire adequate additional frequency usage rights, renew existing frequency usage rights, or use our bandwidth efficiently to accommodate subscriber growth and subscriber usage.”

Mandatory Contributions and Obligations

All telecommunications service providers other than (i) value-added service providers and regional paging service providers or (ii) any telecommunications service providers whose net annual revenue is less than an amount determined by the MSIT (currently set at Won 30.0 billion) are required to provide “universal” telecommunications services including local telephone services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships and discounted telephone services for handicapped and low-income citizens, or contribute toward the supply of such universal services. The MSIT designates universal services and the service provider who is required to provide each service. Currently, under the MSIT guidelines, we are required to offer a discount of between 35.0% to 50.0% of our monthly fee for wireless telecommunications services to handicapped and low-income citizens.

In addition to such universal services for handicapped and low-income citizens, we are also required to make certain annual monetary contributions to compensate for other service providers’ costs for the universal services. The size of a service provider’s contribution is based on its net annual revenue for the previous year (calculated pursuant to the MSIT guidelines, which differ from our accounting practices). We recognized expenses relating to such contributions of Won 9.7 billion, Won 35.2 billion and Won 31.1 billion in 2025, 2024 and 2023, respectively. As a wireless telecommunications services provider, we are not considered a provider of universal telecommunications services and do not receive funds for providing universal service. Other network service providers that do provide universal services make all or a portion of their “contribution” in the form of expenses related to the universal services they provide.

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

As of December 31, 2025, SK Inc. owned 65,668,397 shares of our common stock, or 30.6%, of our issued shares. As of December 31, 2025, the two largest foreign shareholders of SK Inc. each held a 3.4% stake therein. If such foreign shareholders increase their shareholdings in SK Inc. to 15% or more and any such foreign shareholder constitutes the largest shareholder of SK Inc., SK Inc. will be considered a foreign shareholder, and its shareholding in us would be included in the calculation of our aggregate foreign shareholding. If SK Inc.’s shareholding in us is included in the calculation of our aggregate foreign shareholding, then our aggregate foreign shareholding, assuming the foreign ownership level as of December 31, 2025 (which we believe was 36.2%), would exceed the 49.0% ceiling on foreign shareholding.

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

Additionally, the Telecommunications Business Act also authorizes the MSIT to assess penalty surcharges of up to 0.3% of the purchase price of the shares for each day the corrective order is not complied with, as well as a prison term of up to three years or a penalty of Won 150 million. See “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.”

We are required under the Foreign Exchange Transactions Act to file a report with a designated foreign exchange bank or with the MOFE, in connection with any issue of foreign currency denominated securities by us in foreign countries. Issuances of US$30 million or less require the filing of a report with a designated foreign exchange bank, and issuances that are over US$30 million in the aggregate within one year from the filing of a report with a designated foreign exchange bank require the filing of a report with the MOFE.

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

If the Public Interest Review Committee determines that any of the foregoing transactions or events would be detrimental to the public interest, then the MSIT may issue orders to stop the transaction, amend any agreements, suspend voting rights, or divest the shares of the relevant network service provider. Additionally, if a dominant network service provider (which would currently include us and KT), together with its specially related persons (as defined under the Financial Investment Services and Capital Markets Act (the “FSCMA”)), holds more than 5.0% of the equity of another dominant network service provider, the voting rights on the shares held in excess of the 5.0% limit may not be exercised.

Patents and Licensed Technology

Access to the latest relevant technology is critical to our ability to offer the most advanced wireless telecommunications services and to design and manufacture competitive products. In addition to active internal and external research and development efforts as described in “Item 5.C. Research and Development, Patents and Licenses, etc.,” our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products. We own numerous patents and trademarks worldwide, and have applications for patents pending in many countries. Our patents are mainly related to wireless (LTE, 5G and Wi-Fi) technology, video codec, wireless Internet applications and AI.

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

Organizational Structure

We are a member of the SK Group, based on the definition of “group” under the Fair Trade Act. As of December 31, 2025, SK Group members owned in aggregate 30.6% of the shares of our issued common stock. The SK Group is a diversified group of companies incorporated in Korea with interests in, among other things, telecommunications, trading, energy, chemicals, engineering and leisure industries.

Significant Subsidiaries

For information regarding our subsidiaries, see note 1(2) of the notes to our consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

The following table sets forth certain information concerning our principal properties as of December 31, 2025:

Location	Primary Use	Approximate Area in Square Feet
Seoul Metropolitan Area	Corporate Headquarters	921,727	(1)
	Regional Headquarters	608,670
	Customer Service Centers	107,277
	Training Centers	344,966
	Central Research and Development Center	319,789
	Others(2)	2,452,391
Gyeongsang Provinces	Regional Headquarters	491,706
	Others(2)	1,267,236
Jeolla and Jeju Provinces	Regional Headquarters	265,614
	Others(2)	920,200
Chungcheong Province	Regional Headquarters	565,761
	Others(2)	950,674

(1)	Represents our 93.25% ownership of SK T-Tower.
(2)	Includes base stations.

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

You should read the following discussion together with our consolidated financial statements and the related notes thereto which appear elsewhere in this annual report. We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. In addition, you should read carefully notes 2(4) and 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

Item 5.A.	Operating Results

Overview

Our operations are reported in three segments: (1) cellular services, which include wireless voice and data transmission services, sales of wireless devices, cellular interconnection services, and various other solutions and services including certain new growth businesses and other miscellaneous cellular services, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV and cable TV services), and business communications and related infrastructure services, and (3) other businesses, which include our T-commerce business and certain other miscellaneous businesses that do not meet the quantitative thresholds to be separately considered reportable segments.

In our cellular services segment, we earn revenue principally from our wireless voice and data transmission services through monthly plan-based fees, usage charges for outgoing voice calls, usage charges for wireless data services and value-added service fees paid by our wireless subscribers as well as interconnection fees paid to us by other telecommunications operators for use of our wireless network by their customers and subscribers. We also derive revenue from sales of wireless devices by PS&Marketing. Other sources of revenue include revenue from our other miscellaneous cellular services and our new services and products utilizing our AI and digital infrastructure capabilities and our telecommunications platforms, including a broad range of IoT solutions and enterprise communications services, cloud services, subscription services, advertising and curated shopping services, AI B2C services and AI B2B services.

In our fixed-line telecommunication services segment, we earn revenue principally from our fixed-line telephone services and broadband Internet services and advanced media platform services (including IPTV and cable TV services) through monthly plan-based fees and usage charges as well as interconnection fees paid to us by other telecommunications operators for use of our fixed-line network by their customers and subscribers, and advertising fees paid to us by businesses that advertise their products and services on our advanced media platforms. In addition, we derive revenue from international calling services and our business communications and related infrastructure services through customized fee arrangements with our business customers.

In our others segment, we have principally earned revenue from the T-commerce business of SK Stoa, which derives revenue through third-party seller fees earned (including commissions) for transactions in which it acts as a selling agent on SK stoa, its T-commerce network. In December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa and Media S, which operates two TV channels and co-produces original television entertainment contents, to Rapport Labs Inc., a Korea-based e-commerce company, as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions, and the assets and liabilities of SK Stoa and Media S are classified as assets and liabilities held for sale in our consolidated financial statements included in this annual report. Prior to the completion of the disposal transactions described below, we also derived revenue from online portal services under our “Nate” brand name through our former subsidiary NATE Communications Corporation, and online corporate employment benefits management and training services for Korean businesses and public institutions through our former indirect subsidiary SK M&Service. See “— Operational Efficiency.”

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

Among other factors, management uses operating profit of each reportable segment presented in accordance with K-IFRS (“segment operating profit”) in its assessment of the profitability of each reportable segment. The sum of segment operating profit for all three reportable segments differs from our operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB as segment operating profit does not include certain items such as donations, gain and loss from disposal of property and equipment and intangible assets and impairment loss on property and equipment and intangible assets. For a reconciliation of operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.” In addition to the information set forth below, see note 4 of the notes to our consolidated financial statements for more detailed information regarding each of our reportable segments.

A number of recent developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

Rate Regulations. Under the MDDIA, wireless telecommunications service providers were obliged to provide certain benefits, such as discounted rates, to subscribers who subscribe to their service without receiving handset subsidies. Handset subsidies are provided to subscribers who agree to use our service for a predetermined service period and purchase handsets on an installment basis. In June 2017, the State Affairs Planning Advisory Committee of Korea announced that it would encourage wireless telecommunications service providers, including us, to increase the applicable discount rate offered to subscribers from 20% to 25%, which we adopted in September 2017, and to offer additional discounts to low income customers, including those on government welfare programs and senior citizen recipients of the basic pension, which we implemented in December 2017 and July 2018, respectively. Although the MDDIA was repealed in July 2025, discounted rates offered under the MDDIA have been retained through a related amendment to the Telecommunications Business Act. See “Item 4.B. Business Overview — Law and Regulation — Rate Regulation.”

These Government measures have adversely affected our revenues and results of operations as more subscribers elected to receive the 25% rate discount in recent years. On the other hand, this has also led to a reduction of, or partially offset increases in, our marketing expenses as the number of subscribers who have elected to receive handset subsidies has generally declined in recent years, and has contributed to maintaining a stable churn rate. Moreover, following the abolishment of the MDDIA as discussed above, we have increased our marketing expenses relating to handset subsidies in part depending on the prevailing competitive landscape, which may have an adverse effect on our operating expenses and results of operations.

Decrease in Interconnection Fees. Our wireless telecommunications services depend, in part, on our interconnection arrangements with domestic and international fixed-line and other wireless networks. Charges for interconnection affect our revenues and operating results. The MSIT determines the basic framework for interconnection arrangements, including policies relating to interconnection rates in Korea. Under our interconnection agreements, we are required to make payments in respect of calls which originate from our networks and terminate in the networks of other Korean telecommunications operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. The MSIT has continued to gradually decrease the interconnection rates in Korea, which has led to an overall decrease in our interconnection revenue as well as interconnection expenses from 2012 to 2025 and any further reduction in interconnection rates by the MSIT may continue to impact our results of operations. Beginning in 2017, a single interconnection rate paid by fixed-line network service providers for fixed-line to wireless calls applies to all wireless telecommunications service providers. For more information about our interconnection revenue and expenses, see “Item 4.B. Business Overview — Interconnection.”

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

Our ARPU decreased by 5.1% to Won 27,845 in 2025 from Won 29,355 in 2024, which represented a decrease of 1.7% from Won 29,874 in 2023. Our ARPU including MVNO decreased by 5.5% to Won 26,146 in 2025 from Won 27,658 in 2024, which represented a decrease of 0.8% from Won 27,887 in 2023. The decreases in ARPU and ARPU including MVNO in 2025 were both primarily due to discounts on monthly subscription fees we offered for the month of August 2025 as part of the Customer Appreciation Package following the cybersecurity incident of which we became aware in April 2025 as described above. See “— Overview — Cybersecurity.” The decrease in ARPU in 2024 was primarily due to an increase in subscriptions for secondary mobile phones and non-mobile phone devices, from which we generally derive lower revenue per subscriber, which effect was offset in part by an increase in the number of subscribers that subscribe to our 5G subscription plans. The decrease in ARPU including MVNO in 2024 was primarily due to an increase in the number of MVNO subscribers from whom we derive lower ARPU.

Economic Conditions in Korea. Demand for our products and services may fluctuate in light of the overall economic conditions in Korea. The overall prospects for the Korean economy and, in turn, the market conditions for the industries in which we operate, remain uncertain, and have been affected by, among others, the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, fluctuations in policy interest rates globally (including Korea), and more recently, the military conflicts between Iran and other countries, including the United States and Israel, have adversely affected, and may continue to adversely affect, the Korean economy. In addition, an increase in unemployment among, and/or a decrease in disposable income of, our customers resulting from mixed signs of deterioration and uncertain recovery displayed by the Korean economy as described above, may decrease demand for some of our products and services or cause an increase in delinquent subscriber accounts. See “Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

Operational Efficiency. We are striving to enhance our operational efficiency through our efforts to reduce operating expenses, optimize capital expenditures and reorganize non-essential business lines and investments. For example, in order to streamline our operating expenses, we have been actively utilizing AI technology in various operational processes, including our marketing activities and customer services. Furthermore, we have shifted the focus of our 5G network-related capital expenditure from expanding network coverage and increasing maximum data transmission speed to enhancing network quality. Moreover, in December 2024, we entered into agreements with Samgu Inc. and its affiliates to dispose of a 70% equity interest in SK M&Service, as well as our 100% equity interest in our former wholly-owned subsidiary NATE Communications Corporation, which operates the “Nate” internet portal, and the entirety of our 50% equity interest in our former associate F&U Credit Information, which provides credit information services. The disposals of NATE Communications Corporation, SK M&Service and F&U Credit Information were completed in January 2025, February 2025 and April 2025, respectively. More recently, in December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa, which operates our T-commerce business, and Media S, which operates two TV channels and co-produces original television entertainment contents, to Rapport Labs Inc., a Korea-based e-commerce company, as part of our ongoing strategy to streamline and optimize our overall business portfolio. Such transaction is currently pending subject to regulatory approval and other customary closing conditions, and the assets and liabilities of SK Stoa and Media S are classified as assets and liabilities held for sale in our consolidated financial statements included in this annual report.

Cybersecurity. Our business involves the storage and transmission of large amounts of personal information, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, and loss of customers, any of which could harm our reputation and adversely affect our business. We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall risk management system and processes. On April 18, 2025, we became aware of a malware attack against our information technology infrastructure, which resulted in the leakage of certain USIM information of our 5G and LTE network subscribers. While we have addressed such incident with various remedial measures, including ongoing and planned investments in strengthening our cybersecurity and customer compensation packages, such incident resulted in a decrease in the number of our mobile phone subscribers and has had a negative impact on the average monthly churn rate of our wireless telecommunications business. In addition, on August 27, 2025, the PIPC imposed a fine of Won 134.8 billion and an administrative penalty of Won 9.6 million and issued a correctional order on us in connection with this incident. While we have provisionally paid the fine and the administrative penalty in full, we filed an administrative lawsuit challenging such decision in January 2026, which case is currently pending before the Seoul Administrative Court. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers” and “Item 16K. Cybersecurity.”

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB included in this annual report, we also prepare financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) as adopted by the Korean Accounting Standards Board (“KASB”), which we are required to file with the FSC and the Korea Exchange under the FSCMA.

K-IFRS requires operating profit, which is calculated as operating revenue less operating expenses, to be separately presented on the consolidated statement of income. The presentation of operating profit in our consolidated statements of income prepared in accordance with IFRS Accounting Standards as issued by the IASB included in this annual report differs from the presentation of operating profit in the consolidated statements of income prepared in accordance with K-IFRS for the corresponding periods in certain respects. The table below sets forth a reconciliation of our operating profit as presented in our consolidated statements of income prepared in accordance with IFRS Accounting Standards as issued by the IASB for each of the three years ended December 31, 2025 to the operating profit as presented in the consolidated statements of income prepared in accordance with K-IFRS.

	For the Year Ended December 31,
	2025		2024		2023
	(In billions of Won)
Operating profit pursuant to IFRS Accounting Standards as issued by the IASB	~~W~~	1,048.5	~~W~~	1,690.9	~~W~~	1,756.3
Differences:
Other income pursuant to IFRS Accounting Standards as issued by the IASB that are classified as other non-operating income pursuant to K-IFRS:
Gain on disposal of property and equipment and intangible assets		(127.1)		(37.3)		(21.9)
Others		(43.3)		(35.0)		(28.5)

		(170.4)		(72.3)		(50.4)
Other operating expenses pursuant to IFRS Accounting Standards as issued by the IASB that are classified as other non-operating expenses pursuant to K-IFRS:
Impairment loss on property and equipment and intangible assets		3.1		94.7		10.4
Impairment loss on assets held for sale		12.3		—		—
Loss on disposal of property and equipment and intangible assets		15.3		17.4		9.4
Donations		15.3		15.7		14.8
Bad debt for accounts receivable – other		3.3		4.8		5.3
Others		145.8		72.2		7.5

		195.1		204.8		47.3

Operating profit pursuant to K-IFRS	~~W~~	1,073.2	~~W~~	1,823.4	~~W~~	1,753.2

See note 4(2) of the notes to our consolidated financial statements. However, there is no impact on profit for the year or earnings per share for each of the three years ended December 31, 2025, 2024 and 2023.

Operating Results

The following table sets forth summary consolidated statement of income information, including that expressed as a percentage of operating revenue and other income, for the periods indicated:

	For the year ended December 31,
	2025			2024			2023
	(In billions of Won, except percentages)
Operating revenue and other income	~~W~~	17,269.6	100.0%	~~W~~	18,012.9	100.0%	~~W~~	17,658.9	100.0%
Revenue		17,099.2	99.0		17,940.6	99.6		17,608.5	99.7
Other income		170.4	1.0		72.3	0.4		50.4	0.3
Operating expenses		16,221.1	93.9		16,322.0	90.6		15,902.6	90.1
Operating profit		1,048.5	6.1		1,690.9	9.4		1,756.3	9.9
Profit before income tax		722.3	4.2		1,761.8	9.8		1,488.2	8.4
Income tax expense		347.2	2.0		374.7	2.1		342.2	1.9

Profit for the year		375.1	2.2		1,387.1	7.7		1,145.9	6.5
Attributable to:
Owners of the Parent Company		408.4	2.4		1,250.2	6.9		1,093.6	6.2
Non-controlling interests		(33.3)	(0.2)		136.9	0.8		52.3	0.3

The following table sets forth additional information about our operations with respect to our reportable segments during the periods indicated:

	For the year ended December 31,
	2025			2024			2023
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Cellular Services Revenue
Wireless Service(1)	~~W~~	9,715.6	56.8%	~~W~~	10,401.6	58.0%	~~W~~	10,329.0	58.7%
Cellular Interconnection		369.9	2.2		400.5	2.2		432.7	2.5
Wireless Device Sales		1,034.7	6.1		1,078.7	6.0		993.9	5.6
Miscellaneous(2)		1,432.3	8.4		1,437.4	8.0		1,367.6	7.8

Total Cellular Services Revenue		12,552.5	73.4		13,318.2	74.2		13,123.2	74.5

Fixed-line Telecommunication Services Revenue
Fixed-line Telephone Service		142.5	0.8		156.5	0.9		147.7	0.8
Fixed-line Interconnection		12.4	0.1		14.0	0.1		15.8	0.1
Broadband Internet Service and Advanced Media Platform Service(3)		2,508.1	14.7		2,510.3	14.0		2,494.0	14.2
International Calling Service		200.9	1.2		213.7	1.2		190.9	1.1
Miscellaneous(4)		1,327.2	7.8		1,180.9	6.6		1,079.6	6.1

Total Fixed-line Telecommunication Services Revenue		4,191.1	24.5		4,075.4	22.7		3,928.0	22.3

Others Revenue
T-commerce(5)		312.9	1.8		302.3	1.7		301.3	1.7
Portal Service(6)		—	—		21.3	0.1		23.2	0.1
Miscellaneous(7)		42.7	0.2		223.4	1.2		232.8	1.3

Total Others Revenue		355.6	2.1		547.0	3.0		557.3	3.2

Total Revenue		17,099.2	100.0		17,940.6	100.0		17,608.5	100.0

	For the year ended December 31,
	2025			2024			2023
	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue	Amount		Percentage of Total Revenue
	(In billions of Won, except percentages)
Segment Operating Expenses(8)
Cellular Services		11,808.3	69.1		11,746.3	65.5		11,673.1	66.3
Fixed-line Telecommunication Services		3,834.8	22.4		3,754.7	20.9		3,582.1	20.3
Others		382.9	2.2		616.2	3.4		600.1	3.4

Total Segment Operating Expenses		16,026.0	93.7		16,117.2	89.8		15,855.3	90.0

Segment Operating Profit (Loss) (9)
Cellular Services		744.2	4.4		1,571.9	8.8		1,450.1	8.2
Fixed-line Telecommunication Services		356.3	2.1		320.7	1.8		345.9	2.0
Others		(27.3)	(0.2)		(69.2)	(0.4)		(42.8)	(0.2)

Total Segment Operating Profit	~~W~~	1,073.2	6.3%	~~W~~	1,823.4	10.2%	~~W~~	1,753.2	10.0%

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
(4)

Miscellaneous fixed-line telecommunication services revenue includes revenues from business communications and related infrastructure services (other than fixed-line telephone service) provided by SK Broadband.

(5)

T-commerce services revenue includes revenues from SK Stoa. In December 2025, we entered into an agreement to sell our entire equity stake in SK Stoa and Media S to Rapport Labs Inc., a Korea-based e-commerce company. Such transaction is currently pending subject to regulatory approval and other customary closing conditions, and the assets and liabilities of SK Stoa and Media S are classified as assets and liabilities held for sale in our consolidated financial statements included in this annual report. See “— Overview — Operational Efficiency.”

(6)	Portal service revenue includes revenues from our former subsidiary NATE Communications Corporation. See “— Overview — Operational Efficiency.”
(7)	Miscellaneous revenue includes revenues from our former indirect subsidiary SK M&Service and other minor miscellaneous revenue items. See “— Overview — Operational Efficiency.”
(8)

“Segment operating expenses” mean operating expenses for each reportable segment presented in accordance with K-IFRS and therefore does not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the differences between our consolidated operating expenses pursuant to K-IFRS and pursuant to IFRS Accounting Standards as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS.” Segment operating expenses presented above, which represent the difference between segment revenue and segment operating profit (loss), are not separately reviewed by or reported to our chief operating decision maker.

(9)

Segment operating profit (loss) for each of the segments above is presented net of consolidation adjustments. Accordingly, they do not reconcile with the segment operating profit (loss) for each of such segments set forth in note 4(1) of the notes to our consolidated financial statements, which is expressed prior to making such consolidation adjustments.

2025 Compared to 2024

Operating Revenue and Other Income. Our consolidated operating revenue and other income decreased by 4.1% to Won 17,269.6 billion in 2025 from Won 18,012.9 billion, due to a decrease in operating revenue, offset in small part by an increase in other income, as discussed below.

Our consolidated operating revenue decreased by 4.7% to Won 17,099.2 billion in 2025 from Won 17,940.6 billion in 2024, due to decreases in cellular services revenue and others revenue, which were partially offset by an increase in fixed-line telecommunications services revenue.

Our consolidated other income increased by 135.7% to Won 170.4 billion in 2025 from Won 72.3 billion in 2024, primarily due to the gain on disposal of property and equipment and intangible assets we recognized in 2025 relating to the disposal of our Pangyo office building.

The following sets forth additional information about our operating revenues with respect to each of our reportable segments.

•

Cellular services: The revenue of our cellular services segment, which is composed of revenues from wireless service, cellular interconnection, wireless device sales and miscellaneous cellular services, decreased by 5.7% to Won 12,552.5 billion in 2025 from Won 13,318.2 billion in 2024. The decrease in our cellular services revenue was mainly due to a decrease in wireless service revenue, which was enhanced by decreases in wireless device sales revenue and cellular interconnection revenue.

-

Wireless service revenue decreased by 6.6% to Won 9,715.6 billion in 2025 from Won 10,401.6 billion in 2024, primarily attributable to discounts on monthly subscription fees we offered for the month of August 2025 as part of the Customer Appreciation Package following the cybersecurity incident of which we became aware in April 2025 as described above. See “— Overview — Cybersecurity.”

-

Wireless device sales revenue decreased by 4.1% to Won 1,034.7 billion in 2025 from Won 1,078.7 billion in 2024, primarily due to the decrease in the sales volume of the handsets we sold during the year, which was also mainly attributable to the cybersecurity incident described above. See “— Overview — Cybersecurity.”

-	Cellular interconnection revenue decreased by 7.6% to Won 369.9 billion in 2025 from Won 400.5 billion in 2024, primarily attributable to a decrease in interconnection rates.

•

Fixed-line telecommunications services: The revenue of our fixed-line telecommunication services segment, which is composed of revenues from broadband Internet service and advanced media platform service (including IPTV and cable TV services), fixed-line telephone service, international calling service, fixed-line interconnection and miscellaneous fixed-line telecommunication services, increased by 2.8% to Won 4,191.1 billion in 2025 from Won 4,075.4 billion in 2024, due to an increase in miscellaneous fixed-line telecommunication services revenue, offset in part by decreases in fixed-line telephone service revenue and international calling service revenue.

-

Miscellaneous fixed-line telecommunication services revenue increased by 12.4% to Won 1,327.2 billion in 2025 from Won 1,180.9 billion in 2024, primarily due to an increase in revenue from our business communications and related infrastructure services, including our data center services.

-

Fixed-line telephone service revenue decreased by 8.9% to Won 142.5 billion in 2025 from Won 156.5 billion in 2024, primarily due to a decrease in the number of fixed-line telephone subscribers to 3.3 million as of December 31, 2025 from 3.4 million as of December 31, 2024.

-	International calling service revenue decreased by 6.0% to Won 200.9 billion in 2025 from Won 213.7 billion in 2024, primarily due to a decrease in international calling volume.

•

Others: The revenue of our others segment decreased by 35.0% to Won 355.6 billion in 2025 from Won 547.0 billion in 2024, primarily due to an 80.9% decrease in our miscellaneous others revenue to Won 42.7 billion in 2025 from Won 223.4 billion in 2024, which mainly reflected the disposal of our former subsidiary SK M&Service in February 2025, and no recognized revenue from our portal service business in 2025 compared to Won 21.3 billion in 2024, which reflected the disposal of our former subsidiary NATE Communications Corporation in January 2025. See “— Overview — Operational Efficiency.” Such decreases were slightly offset by a 3.5% increase in the revenue of SK Stoa’s T-commerce business to Won 312.9 billion in 2025 from Won 302.3 billion in 2024, which mainly reflected an increase in the gross value of merchandise sold.

Operating Expenses. Our consolidated operating expenses decreased by 0.6% to Won 16,221.1 billion in 2025 from Won 16,322.0 billion in 2024, primarily due to a 2.6% decrease in depreciation and amortization expenses to Won 3,467.1 billion in 2025 from Won 3,560.4 billion in 2024, a 1.3% decrease in commission expenses to Won 5,494.7 billion in 2025 from Won 5,564.3 billion in 2024, an 8.3% decrease in network interconnection expenses to Won 635.1 billion in 2025 from Won 692.9 billion in 2024 and a 4.3% decrease in cost of goods sold to Won 1,269.5 billion in 2025 from Won 1,326.2 billion in 2024, partially offset by a 10.5% increase in other operating expenses to Won 2,059.3 billion in 2025 from Won 1,864.0 billion in 2024.

The decrease in depreciation and amortization expenses was primarily related to a decrease in acquisitions of property and equipment, a decrease in the amortization expenses for our frequency usage rights, as well as the expiration of the applicable amortization period for certain of our software assets.

The decrease in commission expenses was primarily due to the expiration of the amortization period for capitalized commissions from prior years.

The decrease in network interconnection expenses was primarily due to decreases in wireless-to-fixed-line and fixed-line-to-wireless interconnection rates.

The decrease in cost of goods sold was primarily due to a decrease in the number of wireless devices sold in 2025.

The increase in other operating expenses was primarily due to the USIM replacement fees incurred in connection with the cybersecurity incident described above. See “— Overview — Cybersecurity.”

The following sets forth additional information about our segment operating expenses with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expenses pursuant to K-IFRS and pursuant to IFRS Accounting Standards as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 4(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating expenses for our cellular services segment increased by 0.5% to Won 11,808.3 billion in 2025 from Won 11,746.3 billion in 2024, primarily due to the USIM replacement fees incurred in connection with the cybersecurity incident described above. See “— Overview — Cybersecurity.”

•

Fixed-line telecommunication services: The segment operating expenses for our fixed-line telecommunication services segment increased by 2.1% to Won 3,834.8 billion in 2025 from Won 3,754.7 billion in 2024, primarily due to an increase in SK Broadband’s labor costs, which in turn primarily reflected the one-time costs of engaging in a voluntary retirement program and higher wage levels, as well as an increase in depreciation expense in connection with its acquisition of the business operations of the Pangyo Data Center from SK Inc.

•

Others: The segment operating expenses for our others segment decreased by 37.9% to Won 382.9 billion in 2025 from Won 616.2 billion in 2024, primarily reflecting the disposals of our former subsidiaries NATE Communications Corporation and SK M&Service in January 2025 and February 2025, respectively.

Operating Profit. Our consolidated operating profit significantly decreased by 38.0% to Won 1,048.5 billion in 2025 from Won 1,690.9 billion in 2024, as the decrease in operating revenue and other income outpaced the decrease in operating expenses in 2025.

The following sets forth additional information about our segment operating profit (loss) with respect to each of our reportable segments. Our segment operating profit (loss) with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all three reportable segments differs from our consolidated operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 4(2) of the notes to our consolidated financial statements.

•

Cellular services: The segment operating profit of our cellular services segment decreased by 52.7% to Won 744.2 billion in 2025 from Won 1,571.9 billion in 2024, due to the greater decrease in segment operating revenue as compared to the decrease in segment operating expenses, for the various reasons described above. The segment operating margin (which, with respect to each reportable segment, is segment operating profit (loss) divided by revenue from such segment, expressed as a percentage) of our cellular services segment decreased to 5.9% in 2025 from 11.8% in 2024.

•

Fixed-line telecommunication services: The segment operating profit of our fixed-line telecommunication services segment increased by 11.1% to Won 356.3 billion in 2025 from Won 320.7 billion in 2024, due to the greater increase in segment operating revenue as compared to the increase in segment operating expenses, for the reasons described above. The segment operating margin of our fixed-line telecommunication services segment increased to 8.5% in 2025 from 7.9% in 2024.

•

Others: The segment operating loss of our others segment decreased by 60.5% to Won 27.3 billion in 2025 from Won 69.2 billion in 2024, due to the greater decrease in segment operating expenses as compared to the decrease in segment operating revenue as described above. The segment operating margin of our others segment improved to (7.7)% in 2025 from (12.7)% in 2024.

Finance Income and Finance Costs. Our finance income decreased by 38.2% to Won 219.4 billion in 2025 from Won 355.0 billion in 2024, primarily due to a 69.4% decrease in gain relating to financial instruments at fair value through profit or loss to Won 58.3 billion in 2025 from Won 190.4 billion in 2024, primarily reflecting the base effect of gain on derivatives recognized in 2024 in connection with our acquisition of additional equity interest in SK Broadband.

Our finance costs decreased by 20.4% to Won 482.0 billion in 2025 from Won 605.9 billion in 2024, primarily due to a significant decrease in loss relating to financial instruments at fair value through profit or loss to Won 16.4 billion in 2025 from Won 133.0 billion in 2024, primarily reflecting the significantly higher loss recognized in 2024 in connection with a forward transaction related to our investment in Penguin Solutions Inc.

Gains (Losses) Related to Investments in Subsidiaries, Associates and Joint Ventures. We recorded losses related to investments in subsidiaries, associates and joint ventures of Won 63.6 billion in 2025, primarily due to our share of loss from Rebellions, Inc. (formerly known as SAPEON Korea Inc.) of Won 77.6 billion, compared to gains related to investments in subsidiaries, associates and joint ventures of Won 321.8 billion in 2024, primarily in connection with the one-time effect of reclassification of our equity interest in SAPEON Korea Inc. from a consolidated subsidiary to an associate, following its merger with and into Rebellions, Inc. in 2024.

Income Tax. Income tax expense decreased by 7.3% to Won 347.2 billion in 2025 from Won 374.7 billion in 2024 primarily due to a 59.0% decrease in profit before income tax to Won 722.3 billion in 2025 from Won 1,761.8 billion in 2024. Such decrease was partially offset by income tax paid and other of Won 111.8 billion in 2025 compared to income tax refund and other of Won 18.3 billion in 2024. Our effective tax rate in 2025 increased to 48.1% from 21.3% in 2024. Our effective tax rate in 2025 was greater than the maximum statutory tax rate of 26.4%, primarily due to additional income tax resulting from a change in the tax authority’s interpretation. Our effective tax rate in 2024 was lower than the maximum statutory tax rate of 26.4%, primarily due to changes in unrecognized deferred taxes as well as tax credits and tax reductions.

Profit for the Year. Principally as a result of the factors discussed above, our profit for the year decreased by 73.0% to Won 375.1 billion in 2025 from Won 1,387.1 billion in 2024. Profit for the year as a percentage of operating revenue and other income was 2.2% in 2025 compared to 7.7% in 2024.

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

-

Miscellaneous fixed-line telecommunication services revenue increased by 9.4% to Won 1,180.9 billion in 2024 from Won 1,079.6 billion in 2023, primarily due to an increase in revenue from our business communications and related infrastructure services, including our data center services.

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

The following sets forth additional information about our segment operating expenses with respect to each of our reportable segments, which do not include certain expenses that are classified as other non-operating expenses under K-IFRS. For more information on the difference between our consolidated operating expenses pursuant to K-IFRS and pursuant to IFRS Accounting Standards as issued by the IASB, see “— Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS” and note 4(2) of the notes to our consolidated financial statements.

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

The following sets forth additional information about our segment operating profit (loss) with respect to each of our reportable segments. Our segment operating profit (loss) with respect to each of our reportable segments is based on K-IFRS and the sum of segment operating profit for all three reportable segments differs from our consolidated operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB. For a reconciliation of operating profit presented in accordance with IFRS Accounting Standards as issued by the IASB and operating profit presented in accordance with K-IFRS, see “— Explanatory Note Regarding

Presentation of Certain Financial Information under K-IFRS” and note 4(2) of the notes to our consolidated financial statements.

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

Finance Income and Finance Costs. Our finance income increased by 42.9% to Won 355.0 billion in 2024 from Won 248.4 billion in 2023, primarily due to a 65.6% increase in gain relating to financial instruments at fair value through profit or loss to Won 190.4 billion in 2024 from Won 115.0 billion in 2023, primarily relating to gain on derivatives recognized in connection with our acquisition of additional equity interest in SK Broadband. The effect of such increase was enhanced by a 24.4% increase in interest income to Won 87.2 billion in 2024 from 70.1 billion in 2023, which mainly reflected an increase in the average volume of our interest-earning financial assets.

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

Liquidity

We had a working capital surplus (current assets in excess of current liabilities) of Won 197.4 billion as of December 31, 2025, a working capital deficit (current liabilities in excess of current assets) of Won 1,747.6 billion as of December 31, 2024 and a working capital deficit of Won 408.4 billion as of December 31, 2023. The increase in our working capital as of December 31, 2025 compared to December 31, 2024 was mainly due to a decrease in our current liabilities, primarily in relation to current portion of long-term debt, net and accounts payable – other, which outpaced the decrease in our current assets, primarily in relation to cash and cash equivalents. We plan to fund our current liabilities with the cash flow generated by our operations, proceeds from the disposal of investment securities or property and equipment that are no longer deemed profitable and proceeds from additional borrowings, as necessary.

We had cash and cash equivalents, short-term financial instruments and short-term investment securities of Won 1,676.7 billion as of December 31, 2025, Won 2,347.6 billion as of December 31, 2024 and Won 1,749.9 billion as of December 31, 2023. We had outstanding short term borrowings and current portion of long-term debt of Won 1,252.6 billion as of December 31, 2025, Won 2,560.1 billion as of December 31, 2024 and Won 1,621.8 billion as of December 31, 2023. As of December 31, 2025, SK Telecom had credit lines with several local banks that provided for borrowing of up to Won 1,050 billion, all of which was available for borrowing.

Cash flows from operating activities and debt financing have been our principal sources of liquidity. We had cash and cash equivalents of Won 1,490.0 billion as of December 31, 2025, Won 2,023.7 billion as of December 31, 2024 and Won 1,455.0 billion as of December 31, 2023. We believe that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings.

	Year ended December 31,						Change
	2025		2024		2023		2024 to 2025			2023 to 2024
	(In billions of Won, except percentages)
Net cash provided by operating activities	~~W~~	3,923.8	~~W~~	5,087.3	~~W~~	4,947.2	~~W~~	(1,163.5)	(22.9)%	~~W~~	140.1	2.8%
Net cash used in investing activities		(1,737.1)		(2,711.8)		(3,352.9)		974.7	(35.9)		641.1	(19.1)
Net cash used in financing activities		(2,711.8)		(1,809.9)		(2,021.0)		(901.9)	49.8		211.1	(10.4)
Net increase (decrease) in cash and cash equivalents		(525.0)		565.6		(426.7)		(1,090.6)	N.A.		992.3	N.A.
Effect of exchange rate changes on cash and cash equivalents		(4.1)		26.1		(0.6)		(30.2)	N.A.		26.7	N.A.
Cash and cash equivalents included in assets held for sale		(4.6)		(23.0)		—		18.4	(80.0)		(23.0)	N.A.
Cash and cash equivalents at beginning of period		2,023.7		1,455.0		1,882.3		568.7	39.1		(427.3)	(22.7)
Cash and cash equivalents at end of period		1,490.0		2,023.7		1,455.0		(533.7)	(26.4)		568.7	39.1

N.A. = Not available

Cash Flows from Operating Activities. Net cash provided by operating activities was Won 3,923.8 billion in 2025, Won 5,087.3 billion in 2024 and Won 4,947.2 billion in 2023. Profit for the year was Won 375.1 billion in

2025, Won 1,387.1 billion in 2024 and Won 1,145.9 billion in 2023. Net cash provided by operating activities in 2025 decreased by 22.9% from 2024, primarily due to the decrease in profit for the year as well as an increase in prepaid expenses (mainly reflecting an increase in contract acquisition costs capitalized as prepaid expenses) and a decrease in accrued expenses (mainly reflecting a decrease in employee incentives). Net cash provided by operating activities in 2024 increased by 2.8% from 2023, primarily due to the increase in profit for the year as well as increases in accrued expenses (mainly reflecting an increase in the outstanding year-end payables relating to our operating expenditures and our recognition of the expected amount of certain administrative fine announced by the KFTC in March 2025 as described above) and in withholdings (mainly reflecting an increase in our salary expenses) compared to decreases of such line items in 2023.

Cash Flows from Investing Activities. Net cash used in investing activities was Won 1,737.1 billion in 2025, Won 2,711.8 billion in 2024 and Won 3,352.9 billion in 2023. Cash inflows from investing activities were Won 1,384.3 billion in 2025, Won 362.3 billion in 2024 and Won 272.6 billion in 2023. Cash inflows in 2025 mainly reflected proceeds from disposals of long-term investment securities, primarily related to our disposals of shares of Kakao Corp. and Joby Aviation Inc., and proceeds from disposals of property and equipment, mainly related to the sale of an office building in Pangyo. Cash inflows in 2024 mainly reflected collection of short-term loans, primarily related to SK Telecom’s collection of short-term loans that were made to authorized dealers, and proceeds from disposals of investments in associates and joint ventures, mainly related to the reductions of paid-in capital by SK Technology Innovation Company and SK Latin America Investment S.A.

Cash outflows for investing activities were Won 3,121.4 billion in 2025, Won 3,074.1 billion in 2024 and Won 3,625.5 billion in 2023. Cash outflows in 2025, 2024 and 2023 were primarily attributable to expenditures related to the acquisition of property and equipment of Won 2,206.6 billion, Won 2,487.4 billion and Won 2,973.9 billion, respectively, primarily in connection with the acquisition of 5G and LTE equipment, the maintenance and enhancement of our 5G network and the maintenance of our LTE network.

Cash Flows from Financing Activities. Net cash used in financing activities was Won 2,711.8 billion in 2025, Won 1,809.9 billion in 2024 and Won 2,021.0 billion in 2023. Cash inflows from financing activities were Won 2,258.3 billion in 2025, Won 1,552.2 billion in 2024 and Won 2,416.8 billion in 2023. Such inflows were primarily driven by the issuance of debentures, which provided cash of Won 1,875.3 billion in 2025, Won 1,236.5 billion in 2024 and Won 1,785.1 billion in 2023, as well as proceeds from long-term borrowings, which provided cash of Won 300.0 billion in 2025, Won 200.0 billion in 2024 and Won 50.0 billion in 2023, and proceeds from issuance of hybrid bonds in the case of 2023, which provided cash of Won 398.5 billion.

Cash outflows for financing activities were Won 4,970.0 billion in 2025, Won 3,362.0 billion in 2024 and Won 4,437.8 billion in 2023. Cash outflows for financing activities included repayments of debentures, repayments of long-term borrowings, payments of dividends, repayments of long-term payables – other, repayments of lease liabilities and transactions with non-controlling shareholders, among other items. Repayments of debentures were Won 2,121.5 billion in 2025, Won 1,235.8 billion in 2024 and Won 1,869.2 billion in 2023. Repayments of long-term borrowings were Won 312.5 billion in 2025, Won 402.5 billion in 2024 and Won 125.0 billion in 2023. Payments of dividends were Won 628.4 billion in 2025, Won 804.3 billion in 2024 and Won 773.8 billion in 2023. Repayments of long-term payables – other were Won 369.2 billion in 2025, Won 369.2 billion in 2024 and Won 400.2 billion in 2023. Repayments of lease liabilities were Won 372.8 billion in 2025, Won 381.3 billion in 2024 and Won 402.5 billion in 2023. In addition, cash outflow from transactions with non-controlling shareholders was Won 1,145.9 billion in 2025, which mainly related to our acquisition of additional equity interest in SK Broadband from minority shareholders in May 2025.

As of December 31, 2025, we had total long-term debt (excluding current portion) outstanding of Won 7,594.4 billion, which included debentures in the amount of Won 7,294.4 billion and bank and institutional borrowings in the amount of Won 300.0 billion. As of December 31, 2024, we had total long-term debt (excluding current portion) outstanding of Won 6,566.7 billion, which included debentures in the amount of Won 6,363.6 billion and bank and institutional borrowings in the amount of Won 203.1 billion. For a description of our long-term debt, see note 17 of the notes to our consolidated financial statements.

As of December 31, 2025, we had (i) Won 6,802.0 billion aggregate principal amount of Korean Won-denominated debentures outstanding and (ii) Won 1,434.9 billion aggregate principal amount of debentures outstanding denominated in Dollars. The fixed interest rates of our debentures range from 1.39% to 6.63% depending on the offering size, maturity, interest rate environment at the time of the offering and currency, among other factors. We have a diversified maturity profile with respect to our debentures. See “— Contractual Obligations and Commitments” for more details.

As of December 31, 2025, substantially all of our foreign currency-denominated short term and long-term borrowings and debentures, which in the aggregate amounted to 16.2% of our total outstanding short-term and long-term debt, including the current portion and net of present value discount and discounts on bonds as of such date, was denominated in Dollars. However, substantially all of our revenue and operating expenses are denominated in Won. We generally pay for imported capital equipment in Dollars. Appreciation of the Won against the Dollar will result in net foreign currency transaction and translation gains, while depreciation of the Won against the Dollar will result in net foreign currency transaction and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt. For a description of swap or derivative transactions we have entered into, among other transactions, to mitigate the effects of such losses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

To fund our scheduled debt repayment and planned capital expenditures over the next several years, we intend to rely primarily on cash flows from operating activities, as well as bank and institutional borrowings, and offerings of debt or equity in the domestic or international markets. We believe that these sources will be sufficient to fund our planned capital expenditures for 2026. Our ability to rely on these alternatives could be affected by the liquidity of the Korean financial markets or by Government policies regarding Won and foreign currency borrowings and the issuance of equity and debt. Our failure to make needed expenditures would adversely affect our ability to sustain subscriber growth and provide quality services and, consequently, our results of operations.

Capital Expenditures. The following table sets forth our actual capital expenditures for 2025, 2024 and 2023:

	Year ended December 31,
	2025		2024		2023
	(In billions of Won)
Wireless Networks(1)	~~W~~	733.9	~~W~~	1,259.0	~~W~~	1,380.6
Fixed-line Network(2)		885.4		850.2		999.5
Others(3)		587.3		378.2		593.8

Total	~~W~~	2,206.6	~~W~~	2,487.4	~~W~~	2,973.9

(1)	Includes investments in wireless networks, primarily our 5G, LTE and Wi-Fi networks, as well as other capital expenditures related to our networks.
(2)	Includes all capital expenditures made by SK Broadband.
(3)	Includes non-network related investments such as capital expenditures for product development, upgrades of our information technology systems and equipment and investments in data infrastructure.

We set our capital expenditure budget for each upcoming year on an annual basis. Our actual capital expenditures in 2025, 2024 and 2023 were Won 2,206.6 billion, Won 2,487.4 billion and Won 2,973.9 billion, respectively. Of such amounts, we spent approximately 33.3%, 50.6% and 46.4%, respectively, on capital expenditures related to building and enhancing our wireless networks. Our capital expenditures related to building and enhancing our wireless networks, including in connection with our 5G network which we launched in 2019, have generally decreased in recent years. See “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network — 5G Network.” Our other non-network related capital expenditures in 2025, 2024 and 2023 primarily related to developing new products, services and technology, upgrades to our information technology systems and equipment and investments in data infrastructure.

In particular, we have been making capital expenditures to expand, and subsequently maintain and enhance, our 5G network. We commenced commercial 5G services in April 2019. We have also been making capital expenditures to enhance and maintain our LTE network. For a more detailed description of our 5G and LTE networks, see “Item 4.B. Business Overview — Cellular Services — Digital Wireless Network.” In addition, we have been making capital expenditures to maintain and enhance our fixed-line (including broadband Internet) networks. We plan to continue to make capital investments in 2026 to maintain and enhance our 5G, LTE and fixed-line networks and develop related technologies, as well as to maintain our LTE network.

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

We currently expect to spend a slightly higher amount for capital expenditures in 2026 compared to 2025 for a range of projects, including investments to maintain and enhance our telecommunications networks (including our 5G and LTE networks), investments to improve and maintain our Wi-Fi network, investments in data infrastructure and computing capabilities, and investments in the development of AI, IoT and other digital solutions and services. In December 2025, the MSIT announced plans to reallocate a total of 370 MHz of frequency bandwidths whose usage terms are due to expire in 2026 to KT, LG U+ and us, 155 MHz (in the 800 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz spectrums) of which will be allocated to us. We have applied for the renewal of the 20 MHz frequency bandwidth in the 800 MHz spectrum in December 2025, and we plan to apply for the renewal of the remaining 135 MHz of frequency bandwidths in June 2026. The final consideration to be paid by us for such reallocated bandwidths is expected to be conditional on the number of indoor 5G cell sites to be constructed by us by 2031. However, our overall capital expenditure levels and the allocation of such expenditures remain subject to many uncertainties. We may increase, reduce or suspend our planned capital expenditures for 2026 or change the timing and area of our capital expenditure spending from the estimates described above in response to market conditions or for other reasons. We may also make additional capital expenditures and other investments beyond our currently anticipated level as opportunities arise, including in relation to any acquisitions of additional frequency usage rights or execution of additional AI-related investments. Accordingly, we periodically review the amount of our capital expenditures and other investments and may make adjustments based on the current progress of capital expenditure projects and market conditions. No assurance can be given that we will be able to meet any such increased expenditure requirements or obtain adequate financing for such requirements, on terms acceptable to us, or at all.

Repayment of Outstanding Debt. As of December 31, 2025, our principal repayment obligations with respect to long-term borrowings, bonds and short-term borrowings outstanding were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2026	~~W~~	1,255.1
2027		1,949.0
2028		2,020.9
2029 and thereafter		3,645.0

Lease Payments. Pursuant to IFRS 16, Leases, we recognize right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments in relation to substantially all of our lease arrangements, except for certain short-term leases and leases of low-value assets. As of December 31, 2025, our aggregate current and long-term lease liabilities amounted to Won 1,525.8 billion, which primarily related to land, buildings and structures we leased from third parties in the ordinary course of our business. As of December 31, 2025, our payment obligations with respect to our lease liabilities were as follows for the periods indicated:

Year Ending December 31,	Total
	(In billions of Won)
2026	~~W~~	420.1
2027		412.5
2028		265.5
2029 and thereafter		678.2

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

From time to time, we may make other investments in telecommunications or other businesses in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest. See “— Overview — Operational Efficiency.”

Severance Payments. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2025, was Won 1,051.5 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,257.0 billion as of such date. Accordingly, we recognized defined benefit assets of Won 205.5 billion as of December 31, 2025. Also see “Item 6.D. Employees — Employee Benefits” and note 20 of the notes to our consolidated financial statements.

Dividends. Total cash outflows for payments of dividends amounted to Won 628.4 billion in 2025, Won 804.3 billion in 2024 and Won 773.8 billion in 2023.

Contractual Obligations and Commitments

The following summarizes our contractual cash obligations (excluding short-term leases and leases of low-value assets) at December 31, 2025, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period(1)
	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years
	(In billions of Won)
Bonds
Principal	~~W~~	8,236.9	~~W~~	922.0	~~W~~	3,669.9	~~W~~	1,795.0	~~W~~	1,850.0
Interest		1,089.6		277.3		388.7		168.6		255.1
Long-term borrowings
Principal		503.1		203.1		300.0		—		—
Interest		20.5		14.4		6.1		—		—
Lease liabilities		1,776.3		420.1		678.0		359.1		319.1
Facility deposits		10.7		5.0		—		—		5.7
Other long-term payables(2)
Principal		551.9		369.2		182.8		—		—
Interest		13.9		9.3		4.6		—		—
Short-term borrowings		130.0		130.0		—		—		—

Total contractual cash obligations	~~W~~	12,332.9	~~W~~	2,350.2	~~W~~	5,230.2	~~W~~	2,322.6	~~W~~	2,429.9

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

The main focus of our research and development activity is the development of new wireless technologies and services and value-added technologies and services for our 5G network and LTE network, such as wireless data communications, as well as the development of new technologies that reflect the growing convergence between telecommunications and other industries, such as AI, big data analytics and media. SK Telecom’s research and development activity is primarily conducted through our SK AI Research and Development Center, which is subdivided into the Future Research and Development Laboratory, AI DC Laboratory, Open AIX Laboratory, Vision Laboratory, Media Laboratory, Digital Twin Laboratory and the AI Model Laboratory. The Infrastructure Technology Division of the Network Infrastructure Center also conducts related research and development activities.

Each business unit also has its own research team that can concentrate on specific short-term research needs, and some of our consolidated subsidiaries also have their own research and development organizations to focus on activities related to their respective business areas. Such research teams permit our research center to concentrate on long-term, technology-intensive research projects. We aim to establish strategic alliances with selected domestic and foreign companies with a view to exchanging or jointly developing technologies, products and services. See “Item 5.A. Operating Results — Overview — Operational Efficiency.”

Item 5.D.	Trend Information

These matters are discussed under “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” above where relevant.

Item 5.E.	Critical Accounting Estimates

Our financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. See notes 2(4) and 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.

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

Executive directors are our directors who also serve as our executive officers, and they also comprise the senior management, or the key personnel who manage us. Their names, dates of birth and positions at our company, other positions and business experience are set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Jaihun Jung	Jun. 1968	2026	2029	President and Chief Executive Officer	Chairperson, Governance Committee, SUPEX Council	Chief Growth Officer, SK Telecom; Head of External Affairs, SK Telecom; Head of Investment Support Center, SK Square
Myung Jin Han	Oct. 1973	2026	2029	Head of MNO CIC	—	Chief Executive Officer, SK Square; Chief Strategy Officer, SK Telecom

Our current non-executive directors are as set forth below:

Name	Month and Year of Birth	Director Since	Expiration of Term	Position	Other Positions	Business Experience
Poong Young Yoon	Nov. 1974	2026	2029	Non-executive Director	President in Charge, SUPEX Council	President, SK AX; Chief Investment Officer, SK Square; Head of Corporate Center, SK Telecom

Chang Bo Kim	Jul. 1959	2025	2028	Independent Non-executive Director	Attorney, DR & AJU LLC	Presiding Judge, Seoul Central District Court; Chief Judge, Seoul High Court; Vice Minister, National Court Administration

Mi Kyung Noh	Aug. 1965	2024	2027	Independent Non-executive Director	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong	Executive Vice President and Chief Risk Officer, HSBC Seoul; Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul

Alice Hae Yun Oh	Nov. 1974	2026	2029	Independent Non-executive Director	President, KAIST Artificial Intelligence Research Institute	Director, KAIST Center for MARS Artificial Intelligence Research

Seong Yeob Lee	Aug. 1967	2026	2029	Independent Non-executive Director	Professor of Graduate School of Management of Technology, Korea University	Foreign Attorney (U.S.), Kim & Chang; Senior Government Official, Office for Government Policy Coordination, Prime Minister’s Secretariat

Tay Seop Lim	Sept. 1963	2026	2029	Independent Non-executive Director	Professor of Graduate School of Business, Sungkyunkwan University	Partner, CobaltSky Partners Ltd; Representative Director, Macquarie Securities Korea Limited; Chief Executive Officer, Goldman Sachs Asset Management Korea

Other Executive Officers

In addition to our executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	Business Experience
Kyoung Pyo Kang	Jan. 1970	Head of Core Network Office	Head of IP Network Office
Young Sun Go	Jul. 1977	Officer of AI Advisory Division	Head of Global Business Development Office
Hyun Cheol Ku	Dec. 1971	Head of Sales & Marketing Office	Head of MNO Portfolio Office
Young Sang Kwon	Mar. 1971	Head of Communications Support Office	Head of CR Strategy Office
Hai Sung Kwon	Jul. 1975	Head of AT/DT Platform Development Office	Head of AT Platform Office
Dae Sung Kim	Dec. 1971	Head of Corporate Planning Office	Head of Corporate Planning Office
Do Yeop Kim	Nov. 1977	Head of General Counsel Center	Head of Compliance Management Legal Office
Myoung Gook Kim	Jul. 1972	Head of GPUaaS Business Office	Head of GPUaaS Business Office
Min Ho Kim	Apr. 1971	Research Advisor	Head of HR Center
Sang Bum Kim	Jul. 1970	Head of Daegu Marketing Office	Head of Distribution Office
Seok Won Kim	Feb. 1973	Head of Brand Office	Leader of Digital Media Team
Youn Jong Kim	Apr. 1973	Head of Western Network Office	Head of Western Infra Office
Woo Ram Kim	Sep. 1978	Head of CR Support Office	Leader of CR Support Team 1
Eun Jung Kim	May. 1978	On Dispatch to SUPEX Council Project	Dispatch to SUPEX Council Project
Il Young Kim	Dec. 1972	Head of Connectivity Business Office	Leader of B2B Business Planning Team
Jae Hyung Kim	May. 1979	Head of ER Office	Leader of ER Team
Jee Hyun Kim	Oct. 1972	Officer of AI Advisory Division	Officer of SK Research Institute
Ji Hyung Kim	Oct. 1971	Head of Digital Platform Business Office	Head of Biz Platform Office
Ji Hoon Kim	Sep. 1978	Head of AI Business	Head of AI Business Strategy Office
Jin Taek Kim	Mar. 1976	Head of SKMS Center	Officer of Growth Support Office, mySUNI
Tae Seuk Kim	Sep. 1980	Head of Tax Office	Project Leader of Head of Tax
Tae Yoon Kim	Apr. 1974	Head of Foundation Model Office	Leader of GLM Modeling Team
Tae Hwan Kim	Apr. 1973	Head of Compliance Office	Head of Compliance Alliance Office
Tae Hee Kim	Mar. 1977	Head of Stakeholder Value Innovation Office	Leader of Stakeholder Value Innovation Team 1
Ho Geun Kim	Sep. 1969	Head of Global Legal Office	Head of Global/AI Legal Office
Hee Sup Kim	Oct. 1968	On Dispatch to SUPEX Council Project	Head of PR Center
Kyong Hwan Ra	Apr. 1974	Head of Enterprise Solution Office	Head of New Solution Office
Seo Young Na	Jan. 1982	Head of MNO AT/DT Planning Office	Head of Subscription Product Office
Suk Kwon Na	Nov. 1966	Officer of AI Policy Research Institute	Officer of SK Research Institute

Name	Month and Year of Birth	Position	Business Experience
Jae Sang Noh	Mar. 1973	Head of Malaysia Office	Country Office Project Leader, SK E&S Indonesia
Hoon Do	Sep. 1973	On Dispatch to SUPEX Council Project	Head of PR, SK ecoplant
Man Kang Ra	Jan. 1972	Head of Corporate Culture Center	Head of Corporate Culture Division, SK AX
Young Sang Ryu	May 1970	Officer of AI Advisory Division	Executive Director, President and Chief Executive Officer
Jung Hwan Ryu	Jun. 1970	Head of Network Center; Chief Strategy & Portfolio Officer	Head of Network Infra Center
Tak Ki Yu	Feb. 1977	Head of Network Technology Office	Head of Infra Technology Office
Byung Kwan Park	Jul. 1976	Head of Core Platform Office	Head of AI Tech Product Office
Sung Joon Park	Jul. 1977	Head of Communications Center	Director, Trade Security Policy Division, Ministry of Trade, Industry and Energy
Eun Jin Park	Oct. 1977	Head of Internal Audit Office	Dispatch to SUPEX Council Project
Jong Suk Park	Nov. 1971	Head of Corporate Center	Head of Corporate Center, SK broadband
Byeong Chan Bai	Jun. 1972	Head of MNO Support Office	Head of MNO AT Office
Jae Won Bok	Aug. 1973	Head of Network O&M Office	Head of Infra Engineering Office
Ji Hwan Seok	Sep. 1976	Head of AT/DT Data Office	Head of AT Data Office
Suk Ham Sung	Apr. 1970	Head of Business Cooperation Office	Head of Policy Cooperation Office
Young Kyu Son	Mar. 1970	Head of Security Governance Office	Head of Information Security Office
In Hyuk Son	Oct. 1978	On Dispatch to SUPEX Council Project	Head of Corporate Strategy Office
Sang Min Shin	Dec. 1976	Head of Policy Development Office	Dispatch to SUPEX Council Project
Hong Beom Ahn	Sep. 1983	Head of Network AT/DT Office	Leader of AT/DT Tech Team
Seung Ji Yang	Mar. 1978	Head of Enterprise Business Technology Operations Office	Head of Vision Lab
Jong Hwan Um	Jul. 1974	Head of Sustainability Management Office	Project Leader of Business Support Team, SK Inc.
Kyung Sang Yu	Dec. 1981	Head of AI CIC	Head of Corporate Strategy Center
Doo Hee Yun	Jul. 1973	Officer of AI Policy Research Institute	Director of Information and Communications Policy Coordination Division
Myong Won Yoon	Apr. 1973	Head of Channel & Device Office	Head of Sales Office
Sung Eun Yoon	Jan. 1973	Head of Communications Center	Dispatch to SUPEX Council Project
Jae Woong Yoon	Nov. 1972	Head of Product & Brand Office	Head of Marketing Strategy Office
Hyun Sang Yoon	Apr. 1978	Head of Adot Planning Office	Head of AI Business Operation Office

Name	Month and Year of Birth	Position	Business Experience
Gahp Jae Lee	Feb. 1973	Head of Metropolitan Area Marketing Office	Head of Busan Marketing Office
Sang Yun Lee	Jan. 1971	Head of Finance Office	Head of Accounting Office
Seung Yeoll Lee	Feb. 1970	Head of Strategy Comm Office	Head of Public Relations Office
Seung Ha Lee	Feb. 1978	Head of Product Office	Head of N Service Office
Won Hee Lee	Feb. 1977	Head of Enterprise Sales Office	Leader of Retail Enterprise Biz. Team
Jae Shin Lee	Feb. 1976	Head of AI Business Development Office	Head of AI Growth Strategy Office
Jae Joon Lee	Jan. 1975	Head of SKTA	Head of P-TF
Jung Ryong Lee	Dec. 1975	Head of Agent Development Office	Head of AI Agent Development Office
Henry Jong Hyeon Lee	Dec. 1966	Head of Security Center	Director Security Engineering, Amazon
Jong Hun Lee	Nov. 1975	Head of Network Strategy Office	Head of Infra Strategy Office
Ji Seon Lee	Dec. 1976	Head of AT/DT Infra Office	Head of Cloud Platform Group, SK C&C
Hyun Jun Lee	Nov. 1974	Head of AT/DT Center	Head of ICT Services Division 1, SK AX
Hye Yeon Lee	May. 1983	Head of Customer Value Innovation Office	Head of SKMS Office
Kyoo Nam Im	Apr. 1970	Director of SK Academy	Head of Corporate Culture, SK Siltron
Sung Gook Jang	Jan. 1979	Head of AI Service Development Office	Head of Tech PM
Jung Hwan Jang	Dec. 1978	Head of General Counsel Center	Judge, Seoul High Court
Gye Bum Jun	Nov. 1976	Head of AT/DT Service Development Office	Head of AT Service Development Office
Dae Dug Jeong	Sep. 1967	Research Advisor	Head of Finance Office
Min Young Jeong	Dec. 1986	Head of AI DC Solution Office	Head of GPAA Service Office
Suk Geun Chung	Dec. 1976	Head of AI CIC	Head of GPAA Business Division
Hyung Chul Jung	Dec. 1975	Head of Security Operations Office	Chair of FIDO Korea Working Group
Dong Yeon Cho	Dec. 1975	Head of AI Convergence Office	Head of Innovation Model Office
Young Log Cho	Jun. 1971	Officer of AI Policy Research Institute	Officer of SK Research Institute
Yong Chul Cho	Feb. 1970	Head of SCM Office	Leader of ICT Infra Procurement Team
Wook Cho	Nov. 1976	Head of Eastern Network Office	Head of Central Infra Office
Ik Hwan Cho	Oct. 1977	Head of Physical AI Office	Head of Digital Twin Lab
Hyun Deuk Cho	Feb. 1975	Head of Adot Phone Office	Head of AI Communication Development Office
Seong Su Cha	Jun. 1970	Head of Management Support Office	Leader of Management Support Cell
Ho Beom Cha	Nov. 1975	Head of Chief Privacy Office	Head of Privacy Legal Office
Young Hun Chae	Sep. 1969	Head of Busan Marketing Office	Head of Daegu Marketing Office
Dong Hee Choi	Feb. 1978	Head of AI Strategy Planning Office	Head of AI Strategy Office

Name	Month and Year of Birth	Position	Business Experience
Yong Jin Choi	Feb. 1977	Head of AI Tech Center	Head of AI Platform Tech Office
Jai Won Choi	Oct. 1970	Head of Central Regional Marketing Office	Head of West Region
Tae Won Choi	Dec. 1960	Chairman	Representative Director of SK Inc., SK Innovation and SK Hynix
Jong Bok Choi	Nov. 1971	Head of Media Comm Office	Leader of Corporation PR Team
Hoon Won Choi	Aug. 1979	Head of Serious-accident Prevention Office	Leader of Serious-accident Prevention Planning Team
Myung Bok Ha	Mar. 1971	Head of Western Regional Marketing Office	Head of Service Ace
Min Yong Ha	Sep. 1970	Head of AI DC Development Office	Head of AI DC Business Division
Jae Hoon Hur	Sep. 1973	Head of Leadership Center	Officer of Biz. Innovation Division, mySUNI
Sun Kee Hong	Mar. 1972	Head of Metropolitan Network Office	Head of Metropolitan Infra Office
Jae Man Hwang	Feb. 1977	Head of HR Office	Leader of Organization & Leadership Team

Item 6.B.	Compensation

The aggregate of the remuneration paid and in-kind benefits granted to our directors (all executive directors, who also serve as our executive officers, and non-executive directors) during the year ended December 31, 2025 totaled approximately Won 5.3 billion.

The compensation of our directors who received total annual compensation exceeding Won 500 million in 2025 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised	Other Earned Income		Severance
		(in millions of Won)
Young Sang Ryu	Executive Director	~~W~~	1,540	~~W~~	1,820	—	~~W~~	47	—	~~W~~	3,407
Yang Seob Kim	Executive Director		480		640	—		3	1,215		2,338

The maximum amount of the aggregate remuneration for our directors is determined by shareholder resolution. Severance allowances for our directors are determined by the board of directors in accordance with our regulation on severance allowances for officers, which was adopted by shareholder resolution. The regulation provides for monthly salary, performance bonus, severance payment and fringe benefits. The amount of performance bonuses is independently decided by a resolution of the board of directors.

The aggregate of the remuneration paid and in-kind benefits granted to our executive officers (excluding all executive directors, who also serve as our executive officers) during the year ended December 31, 2025 totaled approximately Won 60.4 billion.

The compensation of the five individuals who received the highest compensation among those who received total annual compensation exceeding Won 500 million in 2025 was as follows:

Name	Position	Composition of Total Compensation								Total Compensation
		Salary		Bonus		Gain from Stock Options Exercised	Other Earned Income		Severance
		(in millions of Won)
Young Sang Ryu	Executive Director	~~W~~	1,540	~~W~~	1,820	—	~~W~~	47	—	~~W~~	3,407
Bong Ho Lim	Vice President		480		646	—		17	1,215		2,358
Yang Seob Kim	Executive Director		480		640	—		3	1,215		2,338
Jaihun Jung	President and Chief Executive Officer		1,067		1,000	—		12	—		2,079
Ki Yoon Lee	Vice President		430		653	—		18	930		2,031

Stock Options

On February 23, 2023, our board of directors resolved to grant options to purchase shares of our common stock to certain directors and executive officers, which was approved by shareholder resolution on March 28, 2023. The following table summarizes the exercisable stock options granted to our current and former directors and executive officers as of March 31, 2026:

Recipient	Position	Grant date(1)	Exercise period		Exercise price (per share)	Number of shares issuable
			From	To
Young Sang Ryu	Executive Director	March 26, 2020	March 27, 2023	March 26, 2027	38,452	7,145
		March 25, 2022	March 26, 2025	March 25, 2029	56,860	98,425	(2)
Poong Young Yoon	Non-executive Director	March 26, 2020	March 27, 2023	March 26, 2027	38,452	5,293
Seong Ho Ha	Former Head of Corporate Relations Center	March 26, 2020	March 27, 2023	March 26, 2027	38,452	5,028
		March 25, 2022	March 26, 2024	March 25, 2027	56,860	9,341
Dong Hwan Cho	Former Chief Information Officer	March 26, 2020	March 27, 2023	March 26, 2027	38,452	4,631
		March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,697
HyunA Lee	Former Head of Comm Service	March 26, 2020	March 27, 2023	March 26, 2027	38,452	4,631
Myung Jin Han	Head of MNO CIC	March 25, 2022	March 26, 2024	March 25, 2027	56,860	11,274
Bong Ho Lim	Former Head of MNO Business Division	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858
Jin Won Kim	Former Head of Corporate Planning	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,629
Yong Joo Park	Former Head of ESG	March 25, 2022	March 26, 2024	March 25, 2027	56,860	10,334
Hee Sup Kim	On Dispatch to SUPEX Council Project	March 25, 2022	March 26, 2024	March 25, 2027	56,860	7,086
Jung Whan Ahn	Former Head of Corporate Culture	March 25, 2022	March 26, 2024	March 25, 2027	56,860	8,858

(1)	The stock options granted on March 28, 2023 were cancelled and replaced with PSUs.
(2)	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were cancelled and replaced with PSUs.

Other Equity-based Compensation

PSU Program

Since 2023, we have been granting PSUs to certain of our and our subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in our enterprise value with management compensation. Future performance targets are set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which will be settled out of our treasury shares, will be determined based on the achievement levels of such targets subject to approval by the board of directors. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements upon satisfaction of certain conditions. The validity of the PSUs, which is subject to a three-year vesting period, is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were issued. In 2023, we granted a total of 228,708 PSUs to 194 directors and executive officers. In 2024, we granted a total of 243,451 PSUs to 213 directors and executive officers. In 2025, we did not grant any PSUs.

Shareholder Participation Program

Since 2021, pursuant to the Korean Commercial Code, we have been operating the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance our enterprise value. All of our employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which we grant treasury shares equal to a portion of a participating employee’s bonus. The participating employee must be employed with us at the time of actual grant and there is no transfer restriction period. In 2023, we granted a total of 434,088 treasury shares to 1,863 employees. In 2024, we granted a total of 498,135 treasury shares to 1,743 employees. In 2025, we did not grant any treasury shares to employees as part of the Shareholder Participation Program.

Stock Grant Program

Since 2021, we have been granting portions of our independent non-executive directors’ remuneration in the form of shares in order to align the interests of our board of directors and shareholders. The number of shares granted, which is in the form of treasury shares, is based on the independent non-executive director’s role and responsibility and our director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. In 2023, we granted a total of 6,999 treasury shares to five independent non-executive directors. In 2024, we granted a total of 5,477 treasury shares to five independent non-executive directors. In 2025, we granted a total of 4,860 treasury shares to five independent non-executive directors.

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

In addition, the audit committee must appoint independent auditors to examine our financial statements. An audit and review of our financial statements by independent auditors is required for the purposes of a securities report. Listed companies must provide such report on an annual, semi-annual and quarterly basis to the Financial Services Commission (the “FSC”) and the KRX KOSPI Market.

Our audit committee is composed of four independent non-executive directors: Tay Seop Lim, Chang Bo Kim, Mi Kyung Noh and Seong Yeob Lee, each of whom is financially literate and independent under the rules of the NYSE as applicable. Tay Seop Lim is the chairperson of the committee. The board of directors has determined that Tay Seop Lim is an “audit committee financial expert” as defined under the applicable rules of the SEC. See “Item 16A. Audit Committee Financial Expert.”

Independent Director Nomination Committee

This committee is devoted to recommending independent non-executive directors for the board of directors. The objective of the committee is to help promote fairness and transparency in the nomination of candidates for these positions. The board of directors decides from time to time who will comprise the members of this committee. The committee is comprised of one non-independent director, Poong Young Yoon, and two independent directors, Alice Haeyun Oh and Seong Yeob Lee. Alice Haeyun Oh is the chairperson of the committee.

Future Strategy Committee

This committee is responsible for reviewing our annual business plan as well as establishing our key performance indicators (“KPIs”) and measuring our performance against such KPIs. The committee is comprised of two executive directors, Jaihun Jung and Myung Jin Han, one non-independent director, Poong Young Yoon, and five independent directors, Chang Bo Kim, Alice Haeyun Oh, Mi Kyung Noh, Seong Yeob Lee and Tay Seop Lim. Chang Bo Kim is the chairperson of the committee.

Compensation Committee

This committee oversees our overall compensation scheme for the representative director and the non-independent directors. The committee is responsible for reviewing both the criteria for and level of compensation. It is comprised of one non-independent director, Poong Young Yoon, and three independent directors, Mi Kyung Noh, Alice Haeyun Oh and Chang Bo Kim. Mi Kyung Noh is the chairperson of the committee.

ESG Committee

This committee is responsible for establishing and reviewing the direction of our environmental, social and governance policy as well as public filings and communications with related parties. This committee was established to help us achieve world-class sustainable growth and to help us fulfill our corporate social responsibilities. It is comprised of three independent directors, Seong Yeob Lee, Chang Bo Kim and Tay Seop Lim. Seong Yeob Lee is the chairperson of the committee.

Item 6.D.	Employees

The following table sets forth the numbers of our regular employees, temporary employees and total employees as of the dates indicated:

	Regular Employees	Temporary Employees	Total
December 31, 2023	25,103	1,092	26,195
December 31, 2024	23,401	823	24,224
December 31, 2025	21,883	840	22,723

Labor Relations

As of December 31, 2025, SK Telecom had a company union consisting of 2,270 regular employees out of 4,735 total regular employees. We have never experienced a work stoppage of a serious nature. Every two years, the union and management negotiate and enter into a new collective bargaining agreement that has a two-year duration, which is focused on employee benefits and welfare. Employee wages are separately negotiated on an annual basis. Our wage negotiations for 2023 were completed in September 2023 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. Our wage negotiations for 2024 were completed in September 2024 and resulted in an average monthly wage increase of 2.9% for SK Telecom employees. Our wage negotiations for 2025 were completed in September 2025 and resulted in an average monthly wage increase of 3.0% for SK Telecom employees. We consider our relations with our employees to be good.

Employee Benefits

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account, as of the date of this annual report. Such rates, however, are scheduled to gradually increase to 6.5% by 2033. Employees are eligible to participate in an employee stock ownership association. We are not required to, and we do not, make any contributions to the employee stock ownership association, although we subsidize the employee stock ownership association through the Employee Welfare Fund by providing low interest rate loans to employees who desire to purchase our stock through the plan in the event of a capitalization by the association.

We are required to pay a severance amount to eligible employees who voluntarily or involuntarily cease employment with us, including through retirement. This severance amount is based upon the employee’s length of service with us and the employee’s salary level at the time of severance. The present value of our defined benefit obligations, which is the present value of total accrued and unpaid retirement and severance benefits for our employees, as of December 31, 2025, was Won 1,051.5 billion, which was more than offset by the fair value of our defined benefit plan assets of Won 1,257.0 billion as of such date. Accordingly, we recognized defined benefit assets of Won 205.5 billion as of December 31, 2025. Under Korean laws and regulations, we are prevented from involuntarily terminating a full-time employee except under certain limited circumstances. In September 2000, we entered into an employment stabilization agreement with the union. Among other things, in the event that we reorganize a department into a separate entity or we outsource an employee to a separate entity where the wage is lower, this agreement provides for a guarantee of the same wage level for the year that such an event occurs.

Under the Basic Labor Welfare Act, we may also contribute a certain percentage of our annual profit before income tax for employee welfare. Contribution amounts are determined annually following negotiation with the union. The contribution amount for 2023 was set at 4.58% of SK Telecom’s profit before income tax on a separate basis, or Won 62.0 billion. The contribution amount for 2024 was set at 4.06% of SK Telecom’s profit before income tax on a separate basis, or Won 59.9 billion. The contribution amount for 2025 was set at 8.13% of SK Telecom’s profit before income tax on a separate basis, or Won 59.9 billion.

In addition, we provide our employees with miscellaneous other fringe benefits including medical cost subsidies, family camp programs and sabbatical programs for long-term employees.

Item 6.E.	Share Ownership

The following table sets forth the share ownership by our directors and executive officers as of March 31, 2026:

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Stock Options
Directors:
Jaihun Jung	Executive Director, President and Chief Executive Officer	1,518	*	None	—
Myung Jin Han	Head of MNO CIC	11,379	*	None	11,274
Poong Young Yoon	Non-executive Director	4,639	*	None	5,293
Chang Bo Kim	Independent Non-executive Director	1,493	*	None	—
Mi Kyung Noh	Independent Non-executive Director	1,846	*	None	—
Alice Hae Yun Oh	Independent Non-executive Director	3,184	*	None	—
Seong Yeob Lee	Independent Non-executive Director	—	*	None	—
Tay Seop Lim	Independent Non-executive Director	—	*	None	—
Executive Officers:
Kyoung Pyo Kang	Head of Core Network Office	2,290	*	None	—
Young Sun Go	Officer of AI Advisory Division	—	*	None	—
Hyun Cheol Ku	Head of Sales & Marketing Office	3,354	*	None	—
Young Sang Kwon	Head of Communications Support Office	4,638	*	None	—
Hai Sung Kwon	Head of AT/DT Platform Development Office	2,199	*	None	—
Dae Sung Kim	Head of Corporate Planning Office	3,352	*	None	—
Do Yeop Kim	Head of General Counsel Center	—	*	None	—
Myoung Gook Kim	Head of GPUaaS Business Office	1,474	*	None	—
Min Ho Kim	Research Advisor	—	*	None	—
Sang Bum Kim	Head of Daegu Marketing Office	2,677	*	None	—
Seok Won Kim	Head of Brand Office	1,989	*	None	—
Youn Jong Kim	Head of Western Network Office	—	*	None	—
Woo Ram Kim	Head of CR Support Office	—	*	None	—
Eun Jung Kim	On Dispatch to SUPEX Council Project	—	*	None	—
Il Young Kim	Head of Connectivity Business Office	1,010	*	None	—
Jae Hyung Kim	Head of ER Office	403	*	None	—
Jee Hyun Kim	Officer of AI Advisory Division	—	*	None	—
Ji Hyung Kim	Head of Digital Platform Business Office	1,957	*	None	—
Ji Hoon Kim	Head of AI Business	2,299	*	None	—
Jin Taek Kim	Head of SKMS Center	78	*	None	—
Tae Seuk Kim	Head of Tax Office	—	*	None	—
Tae Yoon Kim	Head of Foundation Model Office	474	*	None	—
Tae Hwan Kim	Head of Compliance Office	928	*	None	—
Tae Hee Kim	Head of Stakeholder Value Innovation Office	4,000	*	None	—
Ho Geun Kim	Head of Global Legal Office	1,982	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Stock Options
Hee Sup Kim	On Dispatch to SUPEX Council Project	5,714	*	None	7,086
Kyong Hwan Ra	Head of Enterprise Solution Office	1,100	*	None	—
Seo Young Na	Head of MNO AT/DT Planning Office	—	*	None	—
Suk Kwon Na	Officer of AI Policy Research Institute	—	*	None	—
Jae Sang Noh	Head of Malaysia Office	—	*	None	—
Hoon Do	On Dispatch to SUPEX Council Project	—	*	None	—
Man Kang Ra	Head of Corporate Culture Center	—	*	None	—
Jung Hwan Ryu	Head of Network Center; Chief Strategy & Portfolio Officer	5,102	*	None	—
Tak Ki Yu	Head of Network Technology Office	701	*	None	—
Byung Kwan Park	Head of Core Platform Office	600	*	None	—
Sung Joon Park	Head of Communications Center	—	*	None	—
Eun Jin Park	Head of Internal Audit Office	—	*	None	—
Jong Suk Park	Head of Corporate Center	1,822	*	None	—
Byeong Chan Bai	Head of MNO Support Office	—	*	None	—
Jae Won Bok	Head of Network O&M Office	1,297	*	None	—
Ji Hwan Seok	Head of AT/DT Data Office	2,256	*	None	—
Suk Ham Sung	Head of Business Cooperation Office	5,322	*	None	—
Young Kyu Son	Head of Security Governance Office	2,918	*	None	—
In Hyuk Son	On Dispatch to SUPEX Council Project	4,352	*	None	—
Sang Min Shin	Head of Policy Development Office	—	*	None	—
Hong Beom Ahn	Head of Network AT/DT Office	150	*	None	—
Seung Ji Yang	Head of Enterprise Business Technology Operations Office	2,063	*	None	—
Jong Hwan Um	Head of Sustainability Management Office	597	*	None	—
Kyung Sang Yu	Head of AI CIC	—	*	None	—
Doo Hee Yun	Officer of AI Policy Research Institute	—	*	None	—
Myong Won Yoon	Head of Channel & Device Office	1,000	*	None	—
Sung Eun Yoon	Head of Communications Center	1,911	*	None	—
Jae Woong Yoon	Head of Product & Brand Office	2,163	*	None	—
Hyun Sang Yoon	Head of Adot Planning Office	1,070	*	None	—
Gahp Jae Lee	Head of Metropolitan Area Marketing Office	5,716	*	None	—
Sang Yun Lee	Head of Finance Office	200	*	None	—
Seung Yeoll Lee	Head of Strategy Comm Office	3,612	*	None	—
Seung Ha Lee	Head of Product Office	1,055	*	None	—
Won Hee Lee	Head of Enterprise Sales Office	—	*	None	—
Jae Shin Lee	Head of AI Business Development Office	2,563	*	None	—
Jae Joon Lee	Head of SKTA	200	*	None	—
Jung Ryong Lee	Head of Agent Development Office	2,675	*	None	—
Henry Jong Hyeon Lee	Head of Security Center	—	*	None	—
Jong Hun Lee	Head of Network Strategy Office	1,622	*	None	—
Ji Seon Lee	Head of AT/DT Infra Office	—	*	None	—
Hyun Jun Lee	Head of AT/DT Center	—	*	None	—
Hye Yeon Lee	Head of Customer Value Innovation Office	3,021	*	None	—
Kyoo Nam Im	Director of SK Academy	—	*	None	—

Name	Position	Number of Shares Owned	Percentage of Total Shares Outstanding	Special Voting Rights	Stock Options
Sung Gook Jang	Head of AI Service Development Office	—	*	None	—
Jung Hwan Jang	Head of General Counsel Center	400	*	None	—
Gye Bum Jun	Head of AT/DT Service Development Office	—	*	None	—
Dae Dug Jeong	Research Advisor	3,855	*	None	—
Min Young Jeong	Head of AI DC Solution Office	—	*	None	—
Suk Geun Chung	Head of AI CIC	—	*	None	—
Hyung Chul Jung	Head of Security Operations Office	—	*	None	—
Dong Yeon Cho	Head of AI Convergence Office	703	*	None	—
Young Log Cho	Officer of AI Policy Research Institute	5,135	*	None	—
Yong Chul Cho	Head of SCM Office	1,482	*	None	—
Wook Cho	Head of Eastern Network Office	1,884	*	None	—
Ik Hwan Cho	Head of Physical AI Office	3,824	*	None	—
Hyun Deuk Cho	Head of Adot Phone Office	1,727	*	None	—
Seong Su Cha	Head of Management Support Office	—	*	None	—
Ho Beom Cha	Head of Chief Privacy Office	—	*	None	—
Young Hun Chae	Head of Busan Marketing Office	2,637	*	None	—
Dong Hee Choi	Head of AI Strategy Planning Office	—	*	None	—
Yong Jin Choi	Head of AI Tech Center	3,650	*	None	—
Jai Won Choi	Head of Central Regional Marketing Office	3,000	*	None	—
Jong Bok Choi	Head of Media Comm Office	—	*	None	—
Hoon Won Choi	Head of Serious-accident Prevention Office	3,776	*	None	—
Myung Bok Ha	Head of Western Regional Marketing Office	6,000	*	None	—
Min Yong Ha	Head of AI DC Development Office	9,099	*	None	—
Jae Hoon Hur	Head of Leadership Center	—	*	None	—
Sun Kee Hong	Head of Metropolitan Network Office	3,984	*	None	—
Jae Man Hwang	Head of HR Office	891	*	None	—
Total		172,012			23,653

*	Less than 1%.

See “Item 6.B. Compensation” for information regarding the exercisable stock options granted to our directors and executive officers.

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

As of the close of our shareholders’ registry on March 31, 2026, approximately 62.3% of our issued shares were held in Korea by approximately 275,606 shareholders.

The following table sets forth certain information as of December 31, 2025 with respect to any person known to us to be the beneficial owner of more than 5.0% of our common shares:

Shareholder	Number of Shares	Percentage of Total Shares Issued(1)	Percentage of Total Shares Outstanding(2)
SK Inc.	65,668,397	30.6%	30.8%
National Pension Service	14,332,207	6.7	6.7

(1)	Calculated based on 214,790,053 total issued shares, which include 1,807,778 treasury shares, as of December 31, 2025.
(2)	Calculated based on 212,982,275 total outstanding shares as of December 31, 2025.

The following table sets forth significant changes in the percentage ownership held by our major shareholders during the past three years:

	As of December 31,
Shareholder	2025	2024	2023
	(As a percentage of total issued shares)(1)
SK Group(2)	30.6%	30.6%	30.0%
SK Inc.	30.6	30.6	30.0
National Pension Service	6.7	8.8	7.5

(1)

Includes 1,807,778 shares, 1,903,711 shares and 6,133,414 shares held in treasury as of December 31, 2025, 2024 and 2023, respectively. In 2025, we transferred 95,933 treasury shares as bonus payments to certain of our officers and employees. In 2024, we repurchased 317,000 common shares under a share repurchase agreement with SK Securities Co., Ltd., a securities brokerage firm (“SK Securities”), dated July 27, 2023 (the “2023 Share Repurchase Agreement”), and transferred 503,612 treasury shares as bonus payments to certain of our officers and employees. In addition, we cancelled 4,043,091 treasury shares in 2024. In 2023, we repurchased 5,773,410 common shares under the 2023 Share Repurchase Agreement and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees.

(2)	SK Group’s ownership interest as of December 31, 2025, 2024 and 2023 consisted of the ownership interest of SK Inc. only.

Except as described above, other than companies in the SK Group, no other persons or entities known by us to be acting in concert, directly or indirectly, jointly or severally, own in excess of 5.0% of our total shares outstanding or exercise control or could exercise control over our business.

As of March 31, 2026, SK Inc. held 30.6% of our total issued shares of common stock. For a description of our foreign ownership limitation, see “Item 3.D. Risk Factors — Risks Relating to Our Business — If SK Inc. causes us to breach the foreign ownership limitations on our common shares, we may experience a change of control.” and “Item 4.B. Business Overview — Law and Regulation — Foreign Ownership and Investment Restrictions and Requirements.” In the event that SK Inc. announces plans of a sale of our shares, we expect to be able to discuss the details of such sale with them in advance and will endeavor to minimize any adverse effects on our share prices as a result of such sale.

As of March 31, 2026, the total number of our common shares outstanding was 213,000,896.

Other than as disclosed herein, there are no other arrangements, to the best of our knowledge, which would result in a material change in the control of us. Our major shareholders do not have different voting rights.

Item 7.B.	Related Party Transactions

We are part of the SK Group of affiliated companies. See “Item 7.A. Major Shareholders.” As disclosed in note 35 of the notes to our consolidated financial statements, we had related party transactions with a number of affiliated companies of the SK Group during the year ended December 31, 2025.

SK Networks

As of December 31, 2025, we had Won 0.3 billion of accounts receivable from SK Networks. As of the same date, we had Won 123.9 billion of accounts payable to SK Networks, mainly relating to payments for wireless devices provided by PS&Marketing. The operating expenses we incurred with respect to SK Networks, including aggregate fees we paid to SK Networks for dealer commissions, amounted to Won 977.9 billion in 2025, Won 1,011.2 billion in 2024 and Won 970.7 billion in 2023.

SK Inc.

We enter into agreements with SK Inc. from time to time for specific information technology-related projects, and we also pay SK Inc. for use of the SK brand. The operating expenses we incurred with respect to SK Inc., including aggregate fees we paid to SK Inc. for such information technology services and the use of the SK brand, amounted to Won 440.2 billion in 2025, Won 428.1 billion in 2024 and Won 415.2 billion in 2023. We also purchase various information technology-related equipment from SK Inc. from time to time. The total amount of such purchases was Won 256.3 billion in 2025, Won 125.7 billion in 2024 and Won 120.9 billion in 2023. We are a party to several service agreements with SK Inc. relating to the development and maintenance of our information technologies systems.

In addition, in June 2025, SK Broadband acquired the business operations of the Pangyo Data Center from SK Inc. for Won 506.8 billion as part of its initiative to expand its data center operations and generate synergy.

Item 7.C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-122.

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

In January 2024, the KFTC imposed a fine of Won 8.6 billion, Won 5.8 billion, Won 1.4 billion and Won 4.1 billion on KT, LG U+, SK Telecom (which SK Telecom has paid in full) and SK O&S Co., Ltd., a wholly-owned subsidiary of SK Telecom which engages in the base station maintenance service business, respectively, and issued a correctional order for violating the Fair Trade Act by colluding from 2013 to 2019 to reduce costs for renting locations that house their base stations.

In June 2025, the KFTC imposed a fine of Won 38.8 billion, Won 27.7 billion and Won 29.9 billion on SK Telecom (which SK Telecom has paid in full), LG U+ and KT, respectively, and issued a correctional order for violating the Fair Trade Act, including in connection with the sharing of certain customer activation data among these companies in order to align the sales incentives paid to their mobile phone retailers. In September 2025, we initiated an administrative proceeding with the Seoul High Court to request the revocation of the fine and the correctional order, which proceeding currently remains pending.

PIPC Proceeding

In August 2025, the PIPC imposed a fine of Won 134.8 billion and an administrative penalty of Won 9.6 million on us (which we have paid in full) and issued a correctional order in connection with the cybersecurity incident of which we became aware in April 2025. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.” In January 2026, we filed an administrative lawsuit with the Seoul Administrative Court challenging such decision and requesting the revocation of the fine, the administrative penalty and the correctional order, which proceeding currently remains pending.

Other Proceedings

In November 2025, the Dispute Mediation Committee of the PIPC proposed that we pay Won 300,000 in compensation to each of the 3,998 mobile phone service subscribers who sought dispute mediation in connection with the cybersecurity incident of which we became aware in April 2025. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.” In the same month, we submitted our rejection to accept such settlement proposal to the PIPC. The mediation process was terminated following our rejection of the proposal.

In December 2025, the Consumer Dispute Settlement Commission of the Korea Consumer Agency proposed that we pay Won 100,000 in compensation to each of the 58 mobile phone service subscribers who sought dispute mediation in connection with the above-described cybersecurity incident. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.” In January 2026, we submitted our rejection to accept such settlement proposal to the Korea Consumer Agency. The mediation process was terminated following our rejection of the proposal.

Certain of our mobile phone service subscribers have also filed a number of civil lawsuits seeking alleged damages in connection with this incident, all of which are currently pending before trial courts. While we are vigorously defending ourselves in each of these cases, we are unable to predict their outcomes, and no assurance can be made that additional customers will not pursue additional legal actions to seek alleged damages against us in connection with this incident.

See “Item 3.D. Risk Factors — Risks Relating to Our Business — Malicious and abusive Internet practices could impair our services and we may be subject to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.”

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

The following table sets forth the interim and annual dividend per share and the aggregate total amount of dividends declared, as well as the number of outstanding shares entitled to dividends, with respect to the years ended December 31, 2023, 2024 and 2025. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Share	Total Amount of Dividends	Number of Shares Entitled to Dividend
	(In Won)	(In billions of Won)
Interim dividend (for the period ended March 31, 2023)	830	181.3	218,466,141
Interim dividend (for the period ended June 30, 2023)	830	181.3	218,473,140
Interim dividend (for the period ended September 30, 2023)	830	179.6	216,412,898
Annual dividend (for the year ended December 31, 2023)	1,050	223.3	212,699,730
Interim dividend (for the period ended March 31, 2024)	830	176.7	212,880,865
Interim dividend (for the period ended June 30, 2024)	830	176.7	212,886,342
Interim dividend (for the period ended September 30, 2024)	830	176.7	212,886,342
Annual dividend (for the year ended December 31, 2024)	1,050	223.5	212,886,342
Interim dividend (for the period ended March 31, 2025)	830	176.7	212,886,342
Interim dividend (for the period ended June 30, 2025)	830	176.8	212,982,275

We did not pay any interim dividend for the period ended September 30, 2025 or annual dividend for the period ended December 31, 2025.

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

The principal trading market for our common shares is the KRX KOSPI Market. Our common shares are traded on the KRX KOSPI Market under the identification code 017670. As of March 31, 2026, 213,000,896 shares of our common stock were outstanding.

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

Currently, our authorized share capital is 670,000,000 shares, which consists of shares of common stock, par value Won 100 per share, and shares of non-voting stock, par value Won 100 per share (common shares and non-voting shares together are referred to as “shares”). Under our articles of incorporation, we are authorized to issue up to 5,500,000 non-voting preferred shares. As of March 31, 2026, 214,790,053 common shares were issued, of which 1,789,157 shares were held by us in treasury. In connection with the Spin-off, we also engaged in the Stock Split, pursuant to which the par value of our common stock changed from Won 500 per share to Won 100 per share and the number of issued shares of our common stock increased from 72,060,143 shares to 360,300,715 shares, in each case effective as of October 28, 2021. In 2023, we repurchased 5,773,410 common shares under the 2023 Share Repurchase Agreement and transferred 441,087 treasury shares as bonus payments to certain of our officers and employees. In 2024, we repurchased 317,000 common shares under the 2023 Share Repurchase Agreement and transferred 503,612 treasury shares as bonus payments to certain of our officers and employees. In addition, we cancelled 4,043,091 treasury shares in 2024. In 2025, we transferred 95,933 treasury shares as bonus payments to certain of our officers and employees. We have never issued any non-voting preferred shares. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form.

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

Resolutions of the board must be adopted in the presence of a majority of the directors then in office and by the affirmative vote of a majority of the directors present. No director who has an interest in a matter for resolution may exercise his or her vote upon such matter.

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

General Meeting of Shareholders

We generally hold the annual general meetings of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

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

Holders of ADRs may exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying common shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote our common shares underlying their ADSs.

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

Registry of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. The transfer agent records and registers transfers of shares onto the register of shareholders.

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

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of our business. For information regarding our agreements and transactions with entities affiliated with the SK Group, see “Item 7.B. Related Party Transactions” and note 35 of the notes to our consolidated financial statements. For a description of certain agreements entered into during the past three years related to our capital commitments and obligations, see “Item 5.B. Liquidity and Capital Resources.”

Item 10.D.	Exchange Controls

Korean Foreign Exchange Controls and Securities Regulations

General

The Foreign Exchange Transactions Act and the Presidential Decree and regulations under that Act and Decree, collectively referred to as the “Foreign Exchange Transaction Laws,” regulate investments in Korean securities by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The FSC has also adopted, pursuant to its authority under the FSCMA, regulations that restrict investments by foreigners in Korean securities and regulate issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the MOFE has the authority to take the following actions under the Foreign Exchange Transaction Laws:

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

Government Review of Issuances of ADSs

In order for us to issue ADSs in excess of US$50 million, we are required to submit a report to the MOFE with respect to the issuance of the ADSs prior to and after such issuance; provided that such US$50 million threshold amount would be reduced by the aggregate principal amount of any foreign currency loans borrowed, and any securities offered and issued, outside Korea during the one-year period immediately preceding the report’s submission date; provided further that when calculating this principal amount, any borrowing of funds or issuance of securities for the purpose of overseas usage shall be excluded. The MOFE may at its discretion direct us to take necessary measures to avoid exchange rate fluctuation in connection with its acceptance of report of the issuance of the ADSs.

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

We submitted a report to and obtained acceptance thereof by the MOFE for the issuance of ADSs up to an amount corresponding to 24,321,893 common shares. No additional Korean governmental approval is necessary for the issuance of ADSs except that if the total number of our common shares on deposit for conversion into ADSs exceeds 24,321,893 common shares, we may be required to file a report to and obtain acceptance thereof by the MOFE with respect to the increase of such limit and the issuance of additional ADSs.

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

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), as discussed below under “ —Passive Foreign Investment Company Rules.” The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described below under “ —Passive Foreign Investment Company Rules,” we do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2024 and 2025. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Accordingly, U.S. holders of commons shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our common shares or ADSs.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Subject to the discussion below under “ —Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss you realize on a sale or other disposition of common shares or ADSs generally will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

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

The determination whether we are a PFIC is made annually based on the particular facts and circumstances, such as the composition of our income and the valuation of our assets. We do not believe that we were classified as a PFIC with respect to our taxable years ending December 31, 2024 and 2025. We do not expect to be classified as a PFIC for the current taxable year or in the reasonably foreseeable future, based on the present composition of our income and assets and our expectations regarding our income and assets in the future. Stock market volatility could exacerbate these considerations. See “Item 3.D. Risk Factors — Risks Relating to Korea — Unfavorable financial and economic developments in Korea may have an adverse effect on us.”

You should consult your own tax advisors regarding our classification as a PFIC for 2024, 2025 or in the current or future years.

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

A U.S. holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the NYSE). Further, it should also be noted that only the ADSs and not the common shares are listed on the NYSE. Consequently, a U.S. holder that holds common shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those common shares. If the U.S. holder makes a mark-to-market election, the U.S. holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. holder’s basis in those ADSs. If at the end of the U.S. holder’s taxable year, the U.S. holder’s basis in the common shares or ADSs exceeds their fair market value, the U.S. holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. holder’s net mark-to-market gains from previous years. A U.S. holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. holder recognizes upon the sale of the U.S. holder’s ADSs in a year in which we are a PFIC will be taxed as ordinary income in the year of sale, and any loss will be treated as an ordinary loss to the extent of the U.S. holder’s net mark-to-market gains from previous years. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election generally cannot be made for any lower-tier PFICs that we may own (unless shares of such lower-tier PFIC are themselves “marketable”), a U.S. holder who makes a mark-to-market election with respect to our common shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. U.S. holders are urged to consult their own tax advisors about the availability of the mark-to-market election, the consequences of not making a mark-to-market election for the first year during which a U.S. holder holds interests in our common shares or ADSs and we are a PFIC, and whether making the election would be advisable in their particular circumstances.

Although a U.S. holder can also avoid the unfavorable PFIC rules described above by electing to treat its common shares or ADSs as interests in a qualified electing fund (“QEF”), we do not intend to provide the information that would allow a U.S. holder to make such an election. Accordingly, in the event that we are treated as a PFIC, a U.S. holder will not be able to make a “QEF election.”

A U.S. holder that owns an equity interest in a PFIC must annually file IRS Form 8621 and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

Subject to generally applicable limitations and conditions, Korean withholding tax imposed on dividends paid at the appropriate rate applicable to a U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met. If the Korean tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Korean tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if such withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as our common shares), the securities transaction tax is imposed generally at the rate of (1) 0.20% of the sales price of such shares (including agricultural and fishery special surtax thereon) for transfers made on or after January 1, 2026 if traded on the KRX KOSPI Market or (2) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository. The payer of such Korean source income, in turn, is required to submit such application to the relevant district tax office by the end of February of the year following the date of payment of such income (or, in the case of a temporary suspension or permanent closure of business, by the end of the month following the second month after the month in which such suspension or closure occurs).

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

We have entered into a floating-to-fixed cross currency interest rate swap contract to hedge foreign currency and interest rate risks with respect to US$300 million of bonds issued in May 2025. In addition, we have entered into fixed-to-fixed cross currency swap contracts to hedge the foreign currency risks of US$400 million of bonds issued in July 2007 and US$300 million of bonds issued in June 2023. Furthermore, we have entered into a floating-to-fixed interest rate swap contract to hedge interest rate risks with respect to Won 200 billion of bonds issued in October 2024. See note 21 of the notes to our consolidated financial statements. We may consider in the future entering into other such transactions solely for hedging purposes.

The following discussion and tables, which constitute “forward looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value, maturity and contract terms. These tables address market risk only and do not present other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Exchange Rate Risk

Korea is our main market and, therefore, substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. These liabilities relate primarily to foreign currency denominated debt, primarily in Dollars. A 10.0% increase in the exchange rate between the Won and all foreign currencies would result in an increase in profit before income tax of Won 11.3 billion, with a decrease of 10.0% in the exchange rate having the opposite effect, as of December 31, 2025. For a further discussion of our exchange rate risk exposures, see note 34(1) of the notes to our consolidated financial statements.

Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. The following table summarizes the carrying amounts and fair values, maturity and contract terms of our exchange rate and interest sensitive short-term and long-term liabilities as of December 31, 2025:

	Maturities
	2026		2027		2028		2029		2030		Thereafter		Total		Fair Value
	(In billions of Won, except for percentage data)
Local currency:
Fixed-rate	~~W~~	1,047.7	~~W~~	1,373.2	~~W~~	1,157.5	~~W~~	583.6	~~W~~	1,206.3	~~W~~	1,844.7	~~W~~	7,212.9	~~W~~	7,100.8
Average weighted rate(1)		3.17%		3.28%		3.59%		2.77%		3.00%		2.75%
Variable rate		200.0		—		—		—		—		—		200.0		200.0
Average weighted rate(1)		2.93%		—		—		—		—		—

Sub-total		1,247.7		1,373.2		1,157.5		583.6		1,206.3		1,844.7		7,412.9		7,300.8

Foreign currency:
Fixed-rate		—		577.5		427.3		—		—		—		1,004.8		1,087.8
Average weighted rate(1)		—		6.57%		4.88%		—		—		—
Variable rate		—		—		429.3		—		—		—		429.3		429.3
Average weighted rate(1)		—		—		4.79%		—		—		—

Sub-total		—		577.5		856.6		—		—		—		1,434.1		1,517.1

Total	~~W~~	1,247.7	~~W~~	1,950.7	~~W~~	2,014.1	~~W~~	583.6	~~W~~	1,206.3	~~W~~	1,844.7	~~W~~	8,847.0	~~W~~	8,817.9

(1)	Weighted average rates of the portfolio at the period end.

A 1.0% point increase in interest rates would result in a decrease in profit before income tax of Won 5.5 billion with a 1.0% point decrease in interest rates having the opposite effect, as of December 31, 2025. For a further discussion of our interest rate risk exposures, see note 34(1) of the notes to our consolidated financial statements.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2025, 2024 and 2023, a 10.0% increase in the equity indices where our equity investments at fair value are listed, with all other variables held constant, would have increased our total equity by Won 71.1 billion, Won 81.4 billion and Won 85.0 billion, respectively, with a 10.0% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our equity investments at fair value through other comprehensive income had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables. For a further discussion of our equity price risk exposures, see note 34(1) of the notes to our consolidated financial statements.

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

Payments made by ADR Depositary

The ADR depositary reimburses us for certain expenses we incur in connection with our ADR program, subject to certain ceilings. These reimbursable expenses currently include expenses relating to the preparation of SEC filings and submissions, listing fees, education and training fees, corporate action expenses and other miscellaneous fees. In the fiscal year 2025, we received US$106,670.29, net of taxes, from the ADR depositary in connection with such reimbursements.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of December 31, 2025. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, as issued by the IASB. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Report of the Independent Registered Public Accounting Firm on the Effectiveness of Our Internal Control Over Financial Reporting

The report of our independent registered public accounting firm, KPMG Samjong Accounting Corp., or KPMG Samjong, on the effectiveness of our internal control over financial reporting as of December 31, 2025 is included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Tay Seop Lim is the chairperson of our audit committee and determined to be an “audit committee financial expert” within the meaning of this Item 16A by the board of directors. The board of directors have further determined that Tay Seop Lim is independent within the meaning of applicable SEC rules and the listing standards of the NYSE. See “Item 6.C. Board Practices — Audit Committee” for additional information regarding our audit committee.

Item 16B.	CODE OF ETHICS

Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

We have a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, senior accounting officers and employees. We also have an internal control and disclosure policy designed to promote full, fair, accurate, timely and understandable disclosure in all of our reports and publicly filed documents. A copy of our code of ethics is available on our website at www.sktelecom.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees we paid to our current independent registered public accounting firm KPMG Samjong and its affiliates for the year ended December 31, 2025 and our former independent registered public accounting firm EY Han Young (formerly, Ernst & Young Han Young) and its affiliates for the year ended December 31, 2024:

	Year Ended December 31,
	2025		2024
	(In millions of Won)
Audit Fees	~~W~~	4,484	~~W~~	4,903
Audit-Related Fees		3		—
Tax Fees		886		—
All Other Fees		100		—

Total	~~W~~	5,473	~~W~~	4,903

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed in 2025 for the verification of the consistency of financial information submitted to the MSIT with our historical financial statements in connection with the reallocation of certain of our frequency usage rights.

“Tax Fees” are fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice on actual or contemplated transactions and tax planning services.

“All Other Fees” are fees billed by our independent registered public accounting firm for benchmarking analysis relating to net zero initiatives for the purpose of providing background market information.

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

During the fiscal year ended December 31, 2025, we did not make any purchase of our common shares.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 333-04906), filed on April 29, 2025.

Item 16G.	CORPORATE GOVERNANCE

The following is a summary of the significant differences between the NYSE’s corporate governance standards and those that we follow under Korean law.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Director Independence
Listed companies must have a majority of independent directors.	Of the eight members of our board of directors, five are independent directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our audit committee, which is comprised solely of four independent directors, holds meetings whenever there are matters related to management directors, and such meetings are generally held once every month.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Although we do not have a separate nomination/corporate governance committee, we maintain an independent director nomination committee composed of one non-independent director and two independent directors.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the NYSE listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company.	We maintain a compensation committee comprised of one non-independent director and three independent directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.	We maintain an audit committee comprised solely of four independent directors.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors.	Our audit committee has four independent directors.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	We currently have five equity compensation plans or programs: a stock option plan for executive officers and directors, a PSU program for officers and directors, a stock appreciation rights program for officers and directors, a shareholder participation program for employees and a stock grant program for independent directors. We manage such compensation plans and programs in compliance with applicable laws, provided that, under certain circumstances, the grant of equity compensation or matters relating to the foregoing equity compensation programs are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings
Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Pursuant to the Korean Commercial Code and the FSCMA, our shareholders are generally entitled to preemptive rights with respect to the issuance of new shares. Exceptions include public offerings as prescribed in the FSCMA and allotments to third parties in cases necessary for the achievement of a business purpose, such as the introduction of new technology and the improvement of our financial condition.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted a Corporate Governance Charter, which is available (in Korean) on our website at www.sktelecom.com. We are also in compliance with the Korean Commercial Code in connection with such matters, including the governance of the board of directors.
Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees, and such code is also available on our website at www.sktelecom.com.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER	TRADING POLICIES
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
We understand the importance of preserving trust and protecting personal and other confidential information. Cybersecurity is a critical component of our overall risk management system and we have established an information security and cybersecurity framework to help safeguard the confidentiality, integrity and access of our information assets, and to ensure regulatory, contractual and operational compliance. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing, and identity management systems.
Our information security and cybersecurity framework and infrastructure comply with and incorporate the International Organization for Standardizations (“ISO”) standards. In February 2026, we reorganized our security governance system, which seeks to maximize execution power by combining ISO 27002 with ISO 27001.
Our Chief Information Security Officer (“CISO”), under the direct supervision of our Chief Executive Officer, oversees our approach to managing cybersecurity and digital risk and regularly engages with cross-functional teams including legal, human resources, facilities and corporate risk. We also carry insurance that provides protection against potential losses arising from cybersecurity incidents and annually review our policy and levels of coverage based on current risks.
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
On April 18, 2025, we became aware of a malware attack against our information technology infrastructure, which resulted in the leakage of certain USIM information of our 5G and LTE network subscribers.
Upon becoming aware of such incident, we promptly deleted the malware and segregated the targeted equipment, and we have yet to find any instance of actual or attempted misuse of such information.
We also alerted the Government authorities and our customers of such attack, and promptly took further measures to mitigate the potential impact of such attack, including by engaging in a comprehensive audit of our entire network system, strengthening our monitoring efforts against USIM swap frauds and unauthorized authentication attempts, and offering free USIM protection services and free replacement of USIM cards to our subscribers to block any unauthorized misuse of their USIM information, while also cooperating with Government authorities in their investigations of this incident. From May 5, 2025 to June 23, 2025, we temporarily suspended new subscriptions of mobile phone services to alleviate the shortage of USIM card replacement inventory in accordance with administrative guidance from the MSIT. Furthermore, on July 4, 2025, in order to reaffirm our commitment and restore customer trust, we announced the “Accountability and Commitment Program” consisting of the “Customer Assurance Package,” “Information Protection Innovation Plan,” “Customer Appreciation Package” and “Subscription Cancellation Fee Waiver.” Under the Customer Assurance Package, we have been providing free subscriptions to a leading third-party mobile device security solution for all customers for one year beginning in November 2025, among other things. Under the Information Protection Innovation Plan, we announced our intent to invest approximately Won 700 billion over the course of the next five years to strengthen our cybersecurity technology, infrastructure and personnel. Under the Customer Appreciation Package, we provided a range of economic benefits to our customers totaling approximately Won 500 billion in value during the second half of 2025. Such benefits included discounts on monthly subscription fees for the month of August 2025 and free additional mobile data until the end of 2025, as well as significant membership discounts redeemable at our various partnering merchants and special benefits for returning customers, in each case subject to applicable terms and conditions. Under the Subscription Cancellation Fee Waiver, we waived the subscription cancellation fees for customers who canceled their subscriptions between April 19, 2025 (which was the date of the public announcement of the cybersecurity incident) and July 14, 2025. The number of our mobile phone subscribers decreased by approximately 0.73 million over such period. In August 2025, the Telecommunications Dispute Resolution Committee under the KMCC recommended that we waive cancellation fees through year-end
and reduce bundled wireless and fixed-line telecommunications service cancellation fees by 50%. We declined this recommendation in September 2025.
On August 27, 2025, the PIPC imposed a fine of Won 134.8 billion and an administrative penalty of Won 9.6 million and issued a correctional order on us in connection with this incident. While we have provisionally paid the fine and the administrative penalty in full, we filed an administrative lawsuit challenging such decision in January 2026, which case is currently pending before the Seoul Administrative Court. In addition, certain of our mobile phone service subscribers have sought dispute mediation with relevant authorities to make damage claims in connection with their alleged losses relating to the incident. To date, we have declined to accept the authorities’ proposed settlements. See “Item 8.A. Consolidated Statements and Other Financial Statements — Legal Proceedings — Other Proceedings.” Certain of our mobile phone service subscribers have also filed a number of civil lawsuits seeking alleged damages in connection with this incident, all of which are currently pending before trial courts. While we are vigorously defending ourselves in each of these cases, we are unable to predict their outcomes, and no assurance can be made that additional customers will not pursue additional legal actions to seek alleged damages against us in connection with this incident.

Actual or perceived breaches of our cybersecurity of a material nature, or material harm to the market perception of the effectiveness of our cybersecurity measures may require us to incur significant legal and financial exposure, including legal claims and regulatory fines and penalties, monetary compensation to our customers, damage to our reputation and a loss of confidence of our customers, which could have a material adverse effect on our business, financial condition and results of operations.
Other than as describe above, our business, financial condition and results of operations have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.
Governance
Management
The cybersecurity risk management processes described above are managed by our CISO, Henry Jong-Hyeon Lee, who was newly appointed in August 2025. Our CISO has more than 12 years of experience in the area of information technology and more than 22 years of experience in the area of information protection.
In order to streamline our information protection and privacy governance regime, we operate an integrated security center led by our CISO to prevent common malicious and abusive Internet activities, such as spam, hacking of personal information, distributed denial-of-service
attacks and dissemination of viruses, worms and other destructive or disruptive software, and to respond in real time when a situation arises. We also hold an Information Protection Committee meeting every week under the leadership of our CISO. Furthermore, key executive officers such as our Chief Operating Officer and Chief Serious-accident Prevention Officer manage company-wide information security risks under the leadership of our Chief Executive Officer.
Board of Directors
Our board of directors is committed to mitigating data privacy and cybersecurity risks and recognizes the importance of these issues as part of our risk management framework. Our board of directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program. In addition, our board of directors receives quarterly review reports covering the status of the company’s management and protection of personal credit information from our CISO. For information security issues that have a company-wide impact, our board of directors convenes a crisis response situation room to directly engage with and advise our CISO, and the CISO reports to the board of directors the results of work performed based on such advice. Furthermore, we have established a “red team” under our CISO, which objectively assesses our security status and proposes improvement measures.
O
ur board of directors’ principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks.
Members of the board of directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements (as of December 31, 2025 and for the year then ended)	F-2
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements (as of December 31, 2024, and for each of the two years in the period then ended)	F-4
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-5
Consolidated Statements of Financial Position as of December 31, 2025 and 2024	F-7
Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023	F-9
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	F-10
Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023	F-11
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-14
Notes to the Consolidated Financial Statements	F-16

Item 19.	EXHIBITS

Number	Description

1.1	Articles of Incorporation (translation in English)

2.1	Deposit Agreement dated as of May 31, 1996, as amended by Amendment No. 1 dated as of March 15, 1999, Amendment No. 2 dated as of April 24, 2000 and Amendment No. 3 dated as of July 24, 2002, entered into among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2006)

2.2	Description of Capital Stock (See Item 10.B. Memorandum and Articles of Association)

2.3	Description of American Depositary Shares (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of Subsidiaries of SK Telecom Co., Ltd.

11.1	SK Telecom Co., Ltd. Insider Trading Policies (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2025)

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of EY Han Young (formerly, Ernst & Young Han Young) dated April 29, 2025 (incorporated by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2025)

97.1	SK Telecom Co., Ltd. Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed on April 29, 2024)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SK TELECOM CO., LTD. (Registrant)

/s/ Taehee Kim
Name:	Taehee Kim
Title:	Vice President, Head of IR

Date: April 29, 2026

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements (as of December 31, 2025 and for the year then ended)	F-2

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2024, and for each of the two years in the period then ended)	F-4

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-5

Consolidated Statements of Financial Position as of December 31, 2025 and 2024	F-7

Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023	F-9

Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	F-10

Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023	F-11

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-14

Notes to the Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operation and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2026 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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

(i) Evaluation of goodwill impairment for the fixed-line telecommunication services cash generating unit
As discussed in Notes 3 (10) and 15 to the consolidated financial statements, the amount of goodwill that is allocated to the fixed-line telecommunication services cash generating unit (“CGU”) amounts to ₩764,082 million as of December 31, 2025. The Group performs impairment test for goodwill by comparing the recoverable amount to the carrying amount of a CGU to which goodwill is allocated.
We identified the evaluation of goodwill impairment for the fixed-line telecommunication services CGU as a critical audit matter. Estimation of certain assumptions involves a high degree of subjectivity and uncertainty and therefore, involved a high degree of subjective and complex auditor judgment. Specifically, estimates of operating revenue, perpetual growth rate and discount rate used to estimate the value in use of the fixed-line telecommunication services CGU were challenging to test.
The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s goodwill impairment analysis. This included controls related to the development of operating revenue, perpetual growth rate and discount rate assumptions.

•
We performed sensitivity analysis as a risk assessment procedure over both the discount rate and the perpetual growth rate used in the discounted cash flow forecast to assess the impact of changes in these assumptions on the Group’s determination of the value in use of the fixed-line telecommunication services CGU.

•
We evaluated estimated operating revenue by comparison with the financial budget approved by the Group. We also compared the forecasted operating revenue in prior years with the actual results to assess the Group’s ability to accurately forecast.

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

/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2024.
Seoul, the Republic of Korea
April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.
Opinion on the Consolidated Financial
Statements
We have audited the accompanying consolidated statement of financial position of SK Telecom Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error of fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion
.
/s/ Ernst & Young Han Young
We have served as the Group’s auditor from 2022 to 2024.
Seoul, the Republic of Korea
April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of
SK Telecom Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited SK Telecom Co., Ltd. and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Samjong Accounting Corp.
Seoul, the Republic of Korea
April 29, 2026

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	33,34	₩	1,490,024	2,023,721
Short-term financial instruments	5,33,34		151,426	323,890
Short-term investment securities	10,33,34		35,217	—
Accounts receivable – trade, net	6,33,34,35		1,918,502	1,989,306
Short-term loans, net	6,33,34,35		69,664	65,205
Accounts receivable – other, net	6,33,34,35,36		346,326	369,192
Contract assets	8,34		124,831	90,385
Prepaid expenses	7		2,135,763	1,945,610
Prepaid income taxes	30		6,217	21
Derivative financial assets	21,33,34,37		6,945	119,500
Inventories, net	9		167,640	209,783
Assets held for sale	39		143,489	174,839
Advanced payments and others	6,33,34		131,086	165,230

			6,727,130	7,476,682

Non-Current Assets:
Long-term financial instruments	5,33,34		370	373
Long-term investment securities	10,33,34		3,188,572	1,877,922
Investments in associates and joint ventures	11		2,238,470	2,341,827
Investment property, net	13		39,841	26,611
Property and equipment, net	12,14,35,36		11,902,173	12,617,394
Goodwill	15		2,072,493	2,072,493
Intangible assets, net	16		1,710,620	2,194,871
Long-term contract assets	8,34		63,778	46,352
Long-term loans, net	6,33,34,35		32,184	34,446
Long-term accounts receivable – other, net	6,33,34,35,36		164,762	173,252
Long-term prepaid expenses	7		1,280,751	1,108,406
Guarantee deposits, net	6,33,34,35		167,823	155,875
Long-term derivative financial assets	21,33,34,37		303,201	221,608
Defined benefit assets	20		205,477	154,329
Other non-current assets	6,33,34		10,138	12,814

			23,380,653	23,038,573

Total Assets		₩	30,107,783	30,515,255

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2025 and 2024

(In millions of won)	Note	December 31, 2025		December 31, 2024
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	33,34,35	₩	110,867	126,508
Accounts payable – other	33,34,35		1,576,870	2,798,978
Withholdings	33,34,35		1,011,918	928,679
Contract liabilities	8		207,682	168,194
Accrued expenses	25,33,34		1,345,998	1,522,750
Income tax payable	30		28,482	243,564
Derivative financial liabilities	21,33,34,37		5,782	—
Provisions	19,38		145,953	50,016
Short-term borrowings	17,33,34,37		130,000	100,000
Current portion of long-term debt, net	17,33,34,37		1,122,584	2,460,109
Current portion of long-term payables – other	18,33,34,37		368,572	367,765
Lease liabilities	33,34,35,37		407,959	351,363
Liabilities held for sale	39		67,108	106,352

			6,529,775	9,224,278

Non-Current Liabilities:
Debentures, excluding current portion, net	17,33,34,37		7,294,445	6,363,646
Long-term borrowings, excluding current portion, net	17,33,34,37		300,000	203,125
Long-term payables – other	18,33,34,37		179,389	539,955
Long-term lease liabilities	33,34,35,37		1,117,839	1,286,588
Long-term contract liabilities	8		194,261	61,512
Defined benefit liabilities	20		—	2,086
Long-term derivative financial liabilities	21,33,34,37		621	3,437
Long-term provisions	19		80,094	70,044
Deferred tax liabilities	30		1,363,191	851,200
Other non-current liabilities	33,34,35		92,876	81,750

			10,622,716	9,463,343

Total Liabilities			17,152,491	18,687,621

Shareholders’ Equity:
Share capital	1,22		30,493	30,493
Capital surplus and others	22,23,24,25		(12,529,849)	(12,353,445)
Hybrid bonds	24		398,509	398,509
Retained earnings	26		22,938,268	22,976,127
Reserves	27		2,025,682	646,943

Equity attributable to owners of the Parent Company			12,863,103	11,698,627
Non-controlling interests			92,189	129,007

Total Shareholders’ Equity			12,955,292	11,827,634

Total Liabilities and Shareholders’ Equity		₩	30,107,783	30,515,255

The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2025, 2024 and 2023

(In millions of won except for per share data)	Note	2025		2024	2023
Operating revenue and other income:
Revenue	4,35	₩	17,099,213	17,940,609	17,608,511
Other income	4,28,35		170,434	72,288	50,366

			17,269,647	18,012,897	17,658,877

Operating expenses:	35
Labor			2,711,262	2,725,765	2,488,245
Commission	7		5,494,689	5,564,289	5,549,899
Depreciation and amortization	4		3,467,134	3,560,374	3,614,766
Network interconnection			635,085	692,881	678,459
Leased lines			267,348	265,518	275,477
Advertising			182,669	186,340	235,769
Rent			134,075	136,753	142,356
Cost of goods sold	9		1,269,541	1,326,159	1,266,357
Others	4,28		2,059,343	1,863,956	1,651,273

			16,221,146	16,322,035	15,902,601

Operating profit	4		1,048,501	1,690,862	1,756,276
Finance income	4,29		219,358	355,035	248,376
Finance costs	4,29		(481,996)	(605,919)	(527,401)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,11		(63,602)	321,787	10,928

Profit before income tax	4		722,261	1,761,765	1,488,179
Income tax expense	30		347,177	374,670	342,242

Profit for the year		₩	375,084	1,387,095	1,145,937

Attributable to:
Owners of the Parent Company		₩	408,410	1,250,155	1,093,611
Non-controlling interests			(33,326)	136,940	52,326
Earnings per share	31
Basic earnings per share (in won)		₩	1,825	5,780	4,954
Diluted earnings per share (in won)			1,825	5,765	4,950
The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Note	2025		2024	2023
Profit for the year		₩	375,084	1,387,095	1,145,937

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,27		56,652	—	—
Remeasurement of defined benefit plans	20		(6,432)	(25,905)	1,853
Valuation gain (loss) on financial assets at fair value through other comprehensive income	27,29		1,465,513	11,253	(18,842)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	11,27		(6,416)	132,581	9,225
Net change in unrealized fair value of derivatives	21,27,29		22,623	(6,573)	(17,460)
Foreign currency translation differences for foreign operations	27		(2,106)	49,420	1,257

Other comprehensive income (loss) for the year, net of taxes			1,529,834	160,776	(23,967)

Total comprehensive income		₩	1,904,918	1,547,871	1,121,970

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		₩	1,937,762	1,409,090	1,072,785
Non-controlling interests			(32,844)	138,781	49,185
The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Attributable to owners of the Parent Company							Non-controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2023	₩	30,493	(11,965,876)	398,759	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income (loss):
Profit for the year		—	—	—	1,093,611	—	1,093,611	52,326	1,145,937
Other comprehensive loss (note 11,20,21,27,29)		—	—	—	(16,809)	(4,017)	(20,826)	(3,141)	(23,967)

		—	—	—	1,076,802	(4,017)	1,072,785	49,185	1,121,970

Transactions with owners:
Annual dividends (note 32)		—	—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Interim dividends (note 32)		—	—	—	(542,282)	—	(542,282)	—	(542,282)
Share option (note 25)		—	7,157	—	—	—	7,157	10,463	17,620
Interest on hybrid bonds (note 24)		—	—	—	(17,283)	—	(17,283)	—	(17,283)
Redemption of hybrid bonds (note 24)		—	(1,241)	(398,759)	—	—	(400,000)	—	(400,000)
Issuance of hybrid bonds (note 24)		—	—	398,509	—	—	398,509	—	398,509
Transactions of treasury shares (note 23)		—	(265,120)	—	—	—	(265,120)	—	(265,120)
Changes in ownership in subsidiaries, etc.		—	(2,073)	—	—	—	(2,073)	(6,614)	(8,687)

		—	(261,277)	(250)	(740,532)	—	(1,002,059)	(46,708)	(1,048,767)

Balance as of December 31, 2023	₩	30,493	(12,227,153)	398,509	22,799,981	387,216	11,389,046	839,353	12,228,399

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Attributable to owners of the Parent Company
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2024	₩	30,493	(12,227,153)	398,509	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income (loss):
Profit for the year		—	—	—	1,250,155	—	1,250,155	136,940	1,387,095
Other comprehensive income (loss) (note 11,20,21,27,29)		—	—	—	(100,792)	259,727	158,935	1,841	160,776

		—	—	—	1,149,363	259,727	1,409,090	138,781	1,547,871

Transactions with owners:
Annual dividends (note 32)		—	—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Interim dividends (note 32)		—	—	—	(530,082)	—	(530,082)	—	(530,082)
Share option (note 25)		—	5,173	—	—	—	5,173	402	5,575
Interest on hybrid bonds (note 24)		—	—	—	(19,800)	—	(19,800)	—	(19,800)
Acquisition and disposal of treasury shares (note 23)		—	9,154	—	—	—	9,154	—	9,154
Retirement of treasury shares (note 23)		—	200,000	—	(200,000)	—	—	—	—
Changes in consolidation scope		—	—	—	—	—	—	(902)	(902)
Changes in ownership in subsidiaries, etc.		—	(340,619)	—	—	—	(340,619)	(797,700)	(1,138,319)

		—	(126,292)	—	(973,217)	—	(1,099,509)	(849,127)	(1,948,636)

Balance as of December 31, 2024	₩	30,493	(12,353,445)	398,509	22,976,127	646,943	11,698,627	129,007	11,827,634

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Attributable to owners of the Parent Company
	Share capital		Capital surplus (deficit) and others	Hybrid bonds	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2025	₩	30,493	(12,353,445)	398,509	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the year		—	—	—	408,410	—	408,410	(33,326)	375,084
Other comprehensive income (note 11,20,21,27,29)		—	—	—	150,613	1,378,739	1,529,352	482	1,529,834

		—	—	—	559,023	1,378,739	1,937,762	(32,844)	1,904,918

Transactions with owners:
Annual dividends (note 32)		—	—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends (note 32)		—	—	—	(353,551)	—	(353,551)	—	(353,551)
Share option (note 25)		—	(1,156)	—	—	—	(1,156)	—	(1,156)
Interest on hybrid bonds (note 24)		—	—	—	(19,800)	—	(19,800)	—	(19,800)
Disposal of treasury shares (note 23)		—	5,303	—	—	—	5,303	—	5,303
Changes in ownership in subsidiaries, etc.		—	(180,551)	—	—	—	(180,551)	(2,441)	(182,992)

		—	(176,404)	—	(596,882)	—	(773,286)	(3,974)	(777,260)

Balance as of December 31, 2025	₩	30,493	(12,529,849)	398,509	22,938,268	2,025,682	12,863,103	92,189	12,955,292

The accompanying notes are an integral part of the consolidated financial statements
.

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Note	2025		2024	2023
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		₩	375,084	1,387,095	1,145,937
Adjustments for income and expenses	37		4,436,619	4,313,213	4,546,338
Changes in assets and liabilities related to operating activities	37		(144,208)	(108,813)	(274,163)

			4,667,495	5,591,495	5,418,112
Interest received			52,646	74,787	60,134
Dividends received			75,537	43,536	50,899
Interest paid			(371,502)	(356,081)	(341,488)
Income tax paid			(500,329)	(266,452)	(240,452)

Net cash provided by operating activities			3,923,847	5,087,285	4,947,205

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			127,141	—	—
Collection of short-term loans			100,801	131,823	136,242
Proceeds from disposals of short-term investment securities			75,664	—	—
Proceeds from disposals of long-term investment securities			702,184	51,741	100,817
Proceeds from disposals of investments in associates and joint ventures			31,540	77,974	4,950
Proceeds from disposals of assets held for sale			25,944	13,031	1,353
Proceeds from disposals of property and equipment			240,487	47,078	12,900
Proceeds from disposals of intangible assets			10,137	32,685	4,428
Collection of long-term loans			2,915	1,680	1,547
Decrease in deposits			11,317	5,758	5,922
Proceeds from settlement of derivatives			5,047	492	1,452
Government grants received			—	—	2,967
Proceeds from disposals of subsidiaries, net of cash transferred			51,086	—	—

			1,384,263	362,262	272,578
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(26,581)	(51,421)
Increase in short-term loans			(98,284)	(110,810)	(130,041)
Increase in long-term loans			(13,264)	(14,118)	(11,602)
Acquisitions of short-term investment securities			(110,000)	—	—
Acquisitions of long-term investment securities			(39,538)	(222,568)	(324,997)
Cash outflows from settlement of derivatives			—	(112,903)	—
Acquisitions of investments in associates and joint ventures			(11,672)	(8,014)	(17,656)
Acquisitions of property and equipment			(2,206,567)	(2,487,360)	(2,973,882)
Acquisitions of intangible assets			(116,685)	(71,856)	(106,761)
Increase in deposits			(18,518)	(15,525)	(6,848)
Cash decrease due to changes in consolidation scope			—	(4,354)	(2,275)
Cash outflow from acquisitions of business			(506,844)	—	—

			(3,121,372)	(3,074,089)	(3,625,483)

Net cash used in investing activities		₩	(1,737,109)	(2,711,827)	(3,352,905)

(Continued)

SK TELECOM CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2025, 2024 and 2023

(In millions of won)	Note	2025		2024	2023
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		₩	30,000	100,000	—
Proceeds from issuance of debentures			1,875,300	1,236,475	1,785,108
Proceeds from long-term borrowings			300,000	200,000	49,950
Proceeds from issuance of hybrid bonds			—	—	398,509
Cash inflows from settlement of derivatives			52,859	—	183,090
Transactions with non-controlling shareholders			92	15,717	160

			2,258,251	1,552,192	2,416,817
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	—	(142,998)
Repayments of long-term payables – other			(369,150)	(369,150)	(400,245)
Repayments of debentures			(2,121,501)	(1,235,750)	(1,869,190)
Repayments of long-term borrowings			(312,500)	(402,500)	(125,000)
Redemption of hybrid bonds			—	—	(400,000)
Payments of dividends			(628,359)	(804,317)	(773,806)
Payments of interest on hybrid bonds			(19,800)	(19,800)	(17,283)
Repayments of lease liabilities			(372,834)	(381,347)	(402,465)
Acquisition of treasury shares			—	(15,788)	(285,487)
Transactions with non-controlling shareholders				(133,393)	(21,333)
Cash outflow from transactions with the non- controlling shareholders			(1,145,870)	—	—

			(4,970,014)	(3,362,045)	(4,437,807)

Net cash used in financing activities	37		(2,711,763)	(1,809,853)	(2,020,990)

Net increase (decrease) in cash and cash equivalents			(525,025)	565,605	(426,690)
Cash and cash equivalents at beginning of the year			2,023,721	1,454,978	1,882,291
Effects of exchange rate changes on cash and cash equivalents			(4,088)	26,124	(623)
Cash and cash equivalents included in assets held for sale			(4,584)	(22,986)	—

Cash and cash equivalents at end of the year		₩	1,490,024	2,023,721	1,454,978

The accompanying notes are an integral part of the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity

(1)	General
SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.
The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of December 31, 2025, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares		Percentage of total shares issued (%)
	2025	2024	2025	2024
SK Inc.	65,668,397	65,668,397	30.57	30.57
National Pension Service	14,332,207	18,878,265	6.67	8.79
Institutional investors and other shareholders	129,135,184	124,493,193	60.13	57.96
Kakao Investment Co., Ltd.	3,846,487	3,846,487	1.79	1.79
Treasury shares	1,807,778	1,903,711	0.84	0.89

	214,790,053	214,790,053	100.00	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

(2)	List of consolidated subsidiaries
The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2025	Dec. 31, 2024
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)(*2)	Korea	Internet website services	—	100.0
	SK Broadband Co., Ltd.(*3)	Korea	Fixed-line telecommunication services	99.1	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	YTK Investment Ltd.(*2)	Cayman Islands	Investment	—	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0

F-1
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued
The list of consolidated subsidiaries as of December 31, 2025 and 2024 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2025	Dec. 31, 2024
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2)	Korea	Database and Internet website service	—	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Atlas Investment	Forest AI Investment(*2)	Cayman Islands	Investment	100.0	—
Others(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the year ended December 31, 2025 are presented in note 1-(4).
(*3)
In connection with the merger involving SK Broadband Co., Ltd that occurred prior to the periods presented herein, the Parent Company entered into a shareholders’ agreement with the existing shareholders of the merged entities. Pursuant to the shareholders’ agreement, the Parent Company entered into a share purchase agreement to acquire an additional 24.76% of the shares of SK Broadband Co., Ltd. for ₩1,145,870 million on November 13, 2024. Based on the terms and conditions of the agreement, the Parent Company concluded that it obtained the 24.76% ownership interest in SK Broadband Co., Ltd as of the agreement date, and has accounted for the shares as an ownership interest in a subsidiary accordingly.

(*4)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

F-1
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2025 is as follows:

(In millions of won)
	As of December 31, 2025				2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	₩	205,972	62,038	143,934	345,910	8,946
SK Broadband Co., Ltd.		6,824,041	4,011,668	2,812,373	4,540,603	141,489
PS&Marketing Corporation		454,512	210,013	244,499	1,383,335	13,748
SERVICE ACE Co., Ltd.		97,050	68,222	28,828	184,525	2,356
SERVICE TOP Co., Ltd.		69,385	46,453	22,932	154,764	1,103
SK O&S Co., Ltd.		124,327	87,023	37,304	381,574	630
Home & Service Co., Ltd.		148,382	110,021	38,361	516,346	1,557
SK stoa Co., Ltd.		134,596	67,405	67,191	313,050	6,518
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*)	The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2024 is as follows:

(In millions of won)
	As of December 31, 2024				2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	₩	210,962	63,558	147,404	341,838	14,323
SK Broadband Co., Ltd.		6,806,280	3,760,426	3,045,854	4,415,270	263,967
PS&Marketing Corporation		448,887	218,885	230,002	1,382,361	63
SERVICE ACE Co., Ltd.		74,676	49,818	24,858	191,376	2,585
SERVICE TOP Co., Ltd.		60,073	42,479	17,594	166,699	969
SK O&S Co., Ltd.		130,618	94,807	35,811	351,721	689
Home & Service Co., Ltd.		139,664	107,379	32,285	495,546	3,947
SK stoa Co., Ltd.		116,785	56,192	60,593	302,332	4,354
SK m&service Co., Ltd.		164,772	100,230	64,542	246,999	220

F-1
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

3)	Condensed financial information of the significant consolidated subsidiaries as of and for the year ended December 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	₩	213,920	65,049	148,871	309,091	17,761
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	4,281,932	213,905
PS&Marketing Corporation		451,549	224,042	227,507	1,353,321	4,681
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	197,598	2,822
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	178,423	1,738
SK O&S Co., Ltd.		140,942	98,346	42,596	345,617	2,614
Home & Service Co., Ltd.		165,667	112,025	53,642	490,094	1,297
SK stoa Co., Ltd.		94,041	37,253	56,788	301,496	(1,427)
SK m&service Co., Ltd.		153,660	88,195	65,465	247,479	1,253

(4)	Changes in subsidiaries

1)	Details of subsidiary that was newly included in consolidation scope for the year ended December 31, 2025 is as follows:

Subsidiary	Reason
Forest AI Investment	Established by Atlas Investment

2)	Details of subsidiaries that were excluded from consolidation scope for the year ended December 31, 2025 are as follows:

Subsidiary	Reason
NATE Communications Corporation (Formerly, SK Communications Co., Ltd.)	Loss of control
SK m&service Co., Ltd.	Loss of control
YTK Investment Ltd.	Liquidation

F-1
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2025, 2024 and 2023 are as follows:

1)	2025

(In millions of won)
	SAPEON Inc.
Ownership of non-controlling interests (%)		37.5

	As of December 31, 2025
Current assets	₩	10,393
Non-current assets		187,491
Current liabilities		(16,454)
Non-current liabilities		—
Net assets		181,430
Carrying amount of non-controlling interests		68,133

	2025
Revenue	₩	—
Profit for the year		(91,558)
Total comprehensive income		(98,732)
Profit attributable to non-controlling interests		(34,384)

Net cash used in operating activities	₩	(4,082)
Net cash provided by investing activities		9,738
Net cash used in financing activities		(25,310)
Effects of exchange rate changes on cash and cash equivalents		(890)
Net decrease in cash and cash equivalents		(20,544)

Dividends paid to non-controlling interests for the year ended December 31, 2025	₩	—

2)	2024
As of December 31, 2023 the material non-controlling interest of the Group was attributed to SK Broadband Co., Ltd. The non-controlling interest of SK Broadband Co., Ltd. decreased during the year ended December 31, 2024, therefore, there are no material non-controlling interests of the Group as of December 31, 2024.

F-
20

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of and for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

3)	2023

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	₩	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	2023
Revenue	₩	4,274,747
Profit for the year		202,890
Total comprehensive income		183,499
Profit attributable to non-controlling interests		51,448

Net cash provided by operating activities	₩	1,110,847
Net cash used in investing activities		(1,064,434)
Net cash used in financing activities		(60,254)
Effects of exchange rate changes on cash and cash equivalents		9
Net decrease in cash and cash equivalents		(13,832)

Dividends paid to non-controlling interests for the year ended December 31, 2023	₩	50,557

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

2.	Basis of Preparation

(1)	Statement of compliance
These consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2026 for statutory shareholders’ approval purpose, and re-authorized for issue by management in connection with the filing with the U.S. Securities Exchange Commission on April 29, 2026.

F-2
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

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
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 3 (7), (8), 12 and 16), impairment of non-financial assets including goodwill and other non-financial assets (notes 3 (10) and 15), recognition of provision (notes 3 (15) and 19), measurement of defined benefit liabilities (assets) (notes 3 (14) and 20), transaction of derivative instruments (notes 3 (6) and 21) and recognition of deferred tax assets (liabilities) (notes 3 (23) and 30).

F-2
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement
The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.
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
Information about assumptions used for fair value measurements are included in note 21 and note 34.

3.	Material Accounting Policies
The material accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with IFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2025, the material accounting policies have been consistently applied by the Group for all periods presented. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.
The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2025 are as follows. These amended standards had no material impact on the Group’s consolidated financial statements.

•	Lack of Exchangeability (Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates and IFRS 1 First-time Adoption of International Financial Reporting Standards )

•	Disclosure of differences in estimation techniques (Amendments to IFRS 17 Insurance Contracts )

F-2
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(1)	Operating segments
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

F-2
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(c)	Subsidiaries
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
The investment in an associate and a joint venture is initially recognized at cost including transaction costs and subsequently accounted for using the equity method. The carrying amount of the investment is adjusted to reflect the Group’s share of the investee’s profit or loss and other comprehensive income arising after the date of acquisition. Distributions received from the investee are deducted from the carrying amount of the investment.
However, when significant influence exists but there is no substantive access to the returns associated with ownership interests in an associate or joint venture, the related financial instruments are accounted for in accordance with IFRS 9,
Financial Instruments
.

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

F-2
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories
Handsets are measured at acquisition cost using the specific identification method, after deducting purchase discounts, rebates and other similar items. Other inventories are measured using the weighted average method. Also, during the reporting period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

(a)	Recognition and initial measurement
Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value. For an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue added to or deducted from fair value. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

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
For the years ended December 31, 2025, 2024 and 2023

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
For the years ended December 31, 2025, 2024 and 2023

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
For the years ended December 31, 2025, 2024 and 2023

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
For the years ended December 31, 2025, 2024 and 2023

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
30

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

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

F-
31

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

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
For the years ended December 31, 2025, 2024 and 2023

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
Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 ~ 40 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.
The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

F-3
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

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
The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is determined by estimating the future cash flows expected to be generated by the asset or CGU and discounting those cash flows using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, to the extent those risks have not been incorporated into the cash flow estimates.
An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.
Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses recognized on goodwill, which are never reversed, the Group assesses at each reporting date whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. A reversal of an impairment loss is recognized only when there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

(11)	Leases
A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	The Group as a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

F-3
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

(a)	The Group as a lessee, Continued

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

The lease liability is measured at amortized cost using the effective interest method. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

F-3
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(11)	Leases, Continued

(a)	The Group as a lessee, Continued

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

F-3
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(12)	Assets held for sale, Continued

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(13)	Non-derivative financial liabilities
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
Financial liabilities designated at fair value through profit or loss are measured at fair value subsequent to initial recognition. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

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

F-3
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(14)	Employee benefits

(a)	Short-term employee benefits
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

(c)	Retirement benefits: defined contribution plans
When an employee has rendered a service to the Group during a period, the contribution payable to a defined contribution plan in exchange for that service is recognized through profit or loss except when the contribution is included in the cost of an asset. The Group recognizes the contribution payable as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

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

F-3
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(15)	Provisions
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

F-3
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

(a)	Foreign currency transactions, Continued

are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.
Exchange differences arising from the translation of monetary items are recognized in profit or loss, except for those relating to investments in equity instruments designated at fair value through other comprehensive income, those arising from the translation of net investments in foreign operations, and those arising from financial liabilities designated as cash flow hedging item. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

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

F-
40

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(19)	Hybrid bond
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

(b)	Allocation of the transaction price to each performance obligation
The Group allocates the transaction price to each performance obligation based on the relative stand-alone selling prices. Stand-alone selling prices are estimated using the “adjusted market assessment approach”, which considers market conditions and prices for similar goods or services.

(c)	Incremental costs of obtaining a contract
The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. As these commissions would not have been incurred if the related contracts had not been obtained, the Group capitalizes the incremental costs of obtaining customer contracts and amortizes them over the expected contract periods.

F-4
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(21)	Revenue, Continued

(d)	Customer loyalty programs
The Group grants customer loyalty points to customers based on their service usage. The loyalty points provide customers with a material right and are therefore treated as a separate performance obligation. The amount of the transaction price allocated to the loyalty program is measured based on the relative stand-alone selling price of the customer loyalty points. The allocated amount is recognized as a contract liability and is subsequently recognized as revenue when loyalty points are redeemed or when the likelihood of redemption becomes remote.

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

F-4
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

(a)	Current tax, Continued

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

F-4
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

3.	Material Accounting Policies, Continued

(23)	Income taxes, Continued

(c)	Uncertainty over income tax treatments, Continued

methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount: the single most likely amount in a range of possible outcomes.

•	The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share
The Group calculates basic and diluted earnings per share with respect to profit or loss from continuing operations and of the year, and presents them in the consolidated statement of income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

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
When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(26)	Standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2025 are disclosed below. The Group is currently assessing the impact of these issuances and amendments on its consolidated financial statements.

•	Classification and measurement of financial instruments (Amendments to IFRS 9 ‘ Financial Instruments ’ and IFRS 7 ‘ Financial Instruments: Disclosures ’)

•	Contracts referencing nature-dependent electricity (Amendments to IFRS 9 ‘ Financial Instruments ’ and IFRS 7 ‘ Financial Instruments: Disclosures ’)

•	IFRS 18 ‘ Presentation and Disclosures in Financial Statements ’ and amendments to IFRS 18

•	Annual Improvements to IFRS - Volume 11

F-4
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

4.	Operating Segments
The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which mainly include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which mainly include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,155,266	5,421,288	390,147	19,966,701	(2,867,488)	17,099,213
Inter-segment revenue		1,602,723	1,230,175	34,590	2,867,488	(2,867,488)	—
External revenue		12,552,543	4,191,113	355,557	17,099,213	—	17,099,213
Depreciation and amortization		2,551,737	993,930	18,979	3,564,646	(97,512)	3,467,134
Operating profit (loss)		817,941	308,372	(30,551)	1,095,762	(47,261)	1,048,501
Finance income (costs), net							(262,638)
Loss relating to investments in subsidiaries, associates and joint ventures, net							(63,602)
Profit before income tax							722,261

(In millions of won)
	2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,866,217	5,271,705	614,036	20,751,958	(2,811,349)	17,940,609
Inter-segment revenue		1,548,004	1,196,293	67,052	2,811,349	(2,811,349)	—
External revenue		13,318,213	4,075,412	546,984	17,940,609	—	17,940,609
Depreciation and amortization		2,688,764	966,904	25,824	3,681,492	(121,118)	3,560,374
Operating profit (loss)		1,529,971	366,517	(64,929)	1,831,559	(140,697)	1,690,862
Finance income (costs), net							(250,884)
Gain relating to investments in subsidiaries, associates and joint ventures, net							321,787
Profit before income tax							1,761,765

F-4
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

4.	Operating Segments, Continued

(1)	Segment information for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of won)
	2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments (*)	Total
Total revenue	₩	14,664,180	5,095,704	603,493	20,363,377	(2,754,866)	17,608,511
Inter-segment revenue		1,541,014	1,167,684	46,168	2,754,866	(2,754,866)	—
External revenue		13,123,166	3,928,020	557,325	17,608,511	—	17,608,511
Depreciation and amortization		2,743,448	971,628	24,390	3,739,466	(124,700)	3,614,766
Operating profit (loss)		1,463,934	329,072	(42,771)	1,750,235	6,041	1,756,276
Finance income (costs), net							(279,025)
Gain relating to investments in subsidiaries, associates and joint ventures, net							10,928
Profit before income tax							1,488,179

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

F-4
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

4.	Operating Segments, Continued

(2)	Reconciliation of total segment operating profit to consolidated operating profit for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Total segment operating profit (Before adjustments)	₩	1,095,762	1,831,559	1,750,235
Adjustments(*1)		(22,547)	(8,150)	2,969

Total segment operating profit		1,073,215	1,823,409	1,753,204

Other operating income:
Gain on disposal of property and equipment and intangible assets		127,058	37,316	21,898
Others		43,376	34,972	28,468

		170,434	72,288	50,366
Other operating expenses:
Impairment loss on property and equipment and intangible assets		(3,140)	(94,736)	(10,369)
Impairment loss on assets held for sale		(12,320)	—	—
Loss on disposal of property and equipment and intangible assets		(15,296)	(17,427)	(9,369)
Donations		(15,339)	(15,712)	(14,766)
Bad debt for accounts receivable – other		(3,282)	(4,838)	(5,256)
Others(*2)		(145,771)	(72,122)	(7,534)

		(195,148)	(204,835)	(47,294)

Consolidated operating profit	₩	1,048,501	1,690,862	1,756,276

(*1)	Adjustments for operating profit included the amount due to the consolidation adjustments, such as internal transactions.
(*2)	Others for the years ended December 31, 2025 and 2024 include ₩134.8 billion and ₩55.4 billion of penalties, respectively, and various other expenses with inconsequential amounts.
Domestic revenue for the years ended December 31, 2025, 2024 and 2023 amounts to ₩17,096 billion, ₩17,936 billion and ₩17,602 billion, respectively. Domestic non-current
assets (excluding financial assets, investments in associates and joint ventures and deferred tax assets) as of December 31, 2025, 2024 and 2023 amount to ₩17,281 billion, ₩18,230 billion and ₩19,285 billion, and non-current
assets outside of Korea amount to ₩5 billion, ₩3 billion and ₩3 billion, respectively.
The Group principally operates its businesses in Korea, and substantially all of its operations are conducted in Korea, with activities outside Korea being immaterial. Therefore, no entity-wide geographical information is presented.
No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2025, 2024 and 2023.

F-4
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

4.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2025		2024	2023
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	₩	1,034,695	1,078,673	993,919
Fixed-line telecommunication revenue	Goods and others		86,249	68,836	93,174
Other revenue	Others(*2)		325,417	468,518	459,905

			1,446,361	1,616,027	1,546,998

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		9,715,601	10,401,565	10,328,980
	Cellular interconnection		369,870	400,516	432,660
	Other(*4)		1,432,377	1,437,459	1,367,607
Fixed-line telecommunication revenue	Fixed-line service		142,500	156,453	147,669
	Cellular interconnection		12,384	14,014	15,804
	Internet Protocol Television(*5)		1,806,840	1,837,199	1,837,209
	International calls		200,860	213,745	190,872
	Internet service and miscellaneous(*6)		1,942,280	1,785,165	1,643,292
Other revenue	Miscellaneous		30,140	78,466	97,420

			15,652,852	16,324,582	16,061,513

		₩	17,099,213	17,940,609	17,608,511

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)
Other revenue includes revenue from considerations received for providing data-broadcasting channel and broadcasting services for product sale programs, as well as revenue from the sale of goods through data-broadcasting channel.

(*3)
Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers. During the year ended December 31, 2025, the wireless service revenue was reduced by ₩454,143 million reflecting the impact of Customer Appreciation Package and early cancellation fee waivers provided to customers as part of the measures taken in response to a cybersecurity incident related to cellular services segment.

(*4)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service and miscellaneous revenue includes revenue from high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

F-4
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

5.	Deposits with Restrictions on Use
Deposits which are restricted in use as of December 31, 2025 and 2024 are summarized as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Short-term financial instruments(*)	₩	90,163	79,500
Long-term financial instruments(*)		370	372

	₩	90,533	79,872

(*)
Financial instruments includes the charitable trust fund established by the Group, which cannot be withdrawn before maturity, and the deposits received under the share purchase agreements for the sale of shares in SK stoa Co., Ltd. and Media S Co., Ltd.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	₩	2,185,983	(267,481)	1,918,502
Short-term loans		70,271	(607)	69,664
Accounts receivable – other(*)		366,785	(20,459)	346,326
Accrued income		1,998	—	1,998
Guarantee deposits (Other current assets)		102,396	—	102,396

		2,727,433	(288,547)	2,438,886
Non-current assets:
Long-term loans		51,431	(19,247)	32,184
Long-term accounts receivable – other		164,762	—	164,762
Guarantee deposits		167,823	—	167,823
Long-term accounts receivable – trade (Other non-current assets)		8,402	(1)	8,401

		392,418	(19,248)	373,170

	₩	3,119,851	(307,795)	2,812,056

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ₩189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

F-4
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)	December 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	₩	2,247,334	(258,028)	1,989,306
Short-term loans		65,767	(562)	65,205
Accounts receivable – other(*)		394,820	(25,628)	369,192
Accrued income		4,242	—	4,242
Guarantee deposits (Other current assets)		119,575	—	119,575

		2,831,738	(284,218)	2,547,520
Non-current assets:
Long-term loans		75,842	(41,396)	34,446
Long-term accounts receivable – other		173,252	—	173,252
Guarantee deposits		155,875	—	155,875
Long-term accounts receivable – trade (Other non-current assets)		11,078	(2)	11,076

		416,047	(41,398)	374,649

	₩	3,247,785	(325,616)	2,922,169

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2024 include ₩223,761 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs for the years ended December 31, 2025 and 2024 are as follows:

	Beginning balance		Impairment	Write- offs(*)	Collection of receivables previously written-off	Ending balance
2025	₩	258,030	44,183	(42,484)	7,753	267,482
2024	₩	242,737	49,865	(42,662)	8,090	258,030

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

F-
50

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

6.	Trade and Other Receivables, Continued

(3)
The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade and information on days overdue as of December 31, 2025 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		1.58%	73.47%	90.76%	99.99%
	Gross amount	₩	1,413,007	56,639	150,448	25,965
	Loss allowance		22,393	41,615	136,546	25,964

Other revenue	Expected credit loss rate		2.78%	53.91%	62.41%	93.48%
	Gross amount	₩	514,691	5,170	8,827	19,638
	Loss allowance		14,310	2,787	5,509	18,358

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.
Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers whose credit risk is assessed as low. In addition, the Group is not exposed to significant credit concentration risk as the Group monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

7.	Prepaid expenses
The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

F-5
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

7.	Prepaid expenses, Continued

(1)	Details of prepaid expenses as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Current assets:
Incremental costs of obtaining contracts	₩	2,061,667	1,881,608
Others		74,096	64,002

	₩	2,135,763	1,945,610

Non-current assets:
Incremental costs of obtaining contracts	₩	1,208,600	1,038,170
Others		72,151	70,236

	₩	1,280,751	1,108,406

(2)	Incremental costs of obtaining contracts
Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Amortization recognized	₩	2,596,632	2,493,346	2,505,724

8.	Contract Assets and Liabilities
In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Contract assets	₩	188,609	136,737
Contract liabilities:
Wireless service contracts		21,807	20,275
Customer loyalty programs		5,920	5,694
Fixed-line service contracts		288,421	151,427
Others		85,795	52,310

	₩	401,943	229,706

F-5
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

8.	Contract Assets and Liabilities, Continued

(2)
Amounts of revenue recognized for the years ended December 31, 2025 and 2024 related to the contract liabilities carried forward from the prior periods are ₩145,572 million and ₩113,792 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	₩	21,807	—	—	21,807
Customer loyalty programs		4,221	1,138	561	5,920
Fixed-line service contracts		95,859	22,489	170,073	288,421
Others		85,795	—	—	85,795

	₩	207,682	23,627	170,634	401,943

9.	Inventories

(1)	Details of inventories as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	₩	160,996	(6,942)	154,054	191,323	(8,121)	183,202
Supplies		13,586	—	13,586	26,581	—	26,581

	₩	174,582	(6,942)	167,640	217,904	(8,121)	209,783

(2)	Amounts of the inventory write-downs and write-off of inventories charged to statement of income are as follows:

(In millions of won)
	2025		2024	2023
Charged to cost of products that have been resold	₩	66	1,592	2,033
Write-off upon sale		—	(1,106)	(8)
There are no significant reversals of inventory write-downs for the periods presented.

(3)
Inventories recognized as operating expenses for the years ended December 31, 2025, 2024, and 2023 are ₩1,267,120 million, ₩1,323,907 million, and ₩1,264,302 million, respectively, which are included in the cost of goods sold.

10.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2025 are as follows:

(In millions of won)
	Category	December 31, 2025
Beneficiary certificates	FVTPL	₩	35,217

F-5
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

10.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Category	December 31, 2025		December 31, 2024
Equity instruments	FVOCI(*)	₩	3,025,988	1,739,133
Debt instruments	FVTPL		162,584	138,789

		₩	3,188,572	1,877,922

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			December 31, 2024
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	₩	1,045,903	27.3	₩	975,443
Korea IT Fund(*1)	Korea	63.3		370,482	63.3		363,138
UniSK	China	49.0		26,442	49.0		26,031
SK Technology Innovation Company	Cayman Islands	49.0		33,523	49.0		34,516
SK MENA Investment B.V.(*2)	Netherlands	32.1		6,612	32.1		17,273
SK Latin America Investment S.A.(*3)	Spain	—		—	32.1		1,357
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		368,776	20.0		391,572
Citadel Pacific Telecom Holdings, LLC(*4)	USA	15.0		55,167	15.0		51,780
SM Culture & Contents Co., Ltd.	Korea	22.8		29,305	22.8		39,567
Nam Incheon Broadcasting Co., Ltd.(*5)	Korea	—		—	27.3		15,635
Home Choice Corp.(*4)	Korea	17.8		2,773	17.8		3,238
Konan Technology Inc.(*4)	Korea	18.9		5,070	20.6		3,575
CMES Inc.(*4)	Korea	6.5		6,999	6.6		4,772
SK telecom Japan Inc.	Japan	24.9		3,629	24.9		3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*4)	Korea	18.2		187,466	26.1		298,327
SK m&service Co., Ltd(*6)	Korea	30.0		24,551	—		—
Start-up Win-Win Fund and others(*4,7,8)	—	—		65,661	—		102,702

			₩	2,232,359		₩	2,332,629

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*9)	Korea	48.2		6,111	48.2		9,198

			₩	2,238,470		₩	2,341,827

F-5
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2025 and 2024 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ₩10,955 million from the paid-in capital reduction of SK MENA Investment B.V. for the year ended December 31, 2025, with no change in ownership interest.
(*3)
The Group is expected to receive ₩1,394 million from the liquidation of SK Latin America Investment S.A. and recognized a ₩282 million loss relating to investments in associates for the year ended December 31, 2025.

(*4)
These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*5)
The Group received ₩4,000 million from the
paid-in
capital reduction of Nam Incheon Broadcasting Co., Ltd. and recognized a ₩11,791 million loss relating to investments in associates for the year ended December 31, 2025.

(*6)
The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, to SAMKOO Inc. and received ₩54,987 million for the year ended December 31, 2025. As a result, the remaining shares have been reclassified as an investment in associate as of December 31, 2025.

(*7)	The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc., and recognized a ₩1,189 million loss relating to investments in associates for the year ended December 31, 2025.
(*8)	The Group newly contributed ₩10,596 million in cash to Syntelligence AI Ltd. for the year ended December 31, 2025.
(*9)	This investment was classified as investment in joint ventures as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	Market value of investments in listed associates as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025				December 31, 2024
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	₩	1,330	22,033,898	29,305	1,400	22,033,898	30,847
Konan Technology Inc.		19,710	2,359,160	46,499	19,470	2,359,160	45,933
CMES Inc.		33,100	763,968	25,287	24,000	763,968	18,335

F-5
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	Korea IT Fund		SK China Company Ltd. (*1)	SK South East Asia Investment Pte. Ltd.(*1)	Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*1,2)
	As of December 31, 2025
Current assets	₩	183,750	1,787,188	1,012,134	392,333
Non-current assets		401,222	2,120,977	965,785	295,580
Current liabilities		—	39,402	42,226	912,220
Non-current liabilities		—	407,230	31,791	10,420

	For the year ended December 31, 2025
Revenue	₩	40,134	68,245	132,567	32,022
Profit (loss) for the period		21,343	42,909	1,806	(204,898)
Other comprehensive income		4,232	239,747	12,323	219
Total comprehensive income (loss)		25,575	282,656	14,129	(204,679)

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*1)	SK South East Asia Investment Pte. Ltd.(*1)
	As of December 31, 2024
Current assets	₩	164,128	1,755,237	1,724,220
Non-current assets		409,248	1,898,657	1,328,952
Current liabilities		—	48,662	342,671
Non-current liabilities		—	328,485	18,430

	For the year ended December 31, 2024
Revenue	₩	57,110	71,870	119,019
Profit (loss) for the year		37,187	55,448	(54,649)
Other comprehensive income (loss)		13,006	(156,828)	(3,972)
Total comprehensive income (loss)		50,193	(101,380)	(58,621)

F-5
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of and for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(In millions of won)
	Korea IT Fund		SK China Company Ltd.(*1)	SK South East Asia Investment Pte. Ltd.(*1)
	As of December 31, 2023
Current assets	₩	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	For the year ended December 31, 2023
Revenue	₩	33,017	70,126	76,686
Profit (loss) for the year		16,330	87,462	(66,169)
Other comprehensive income (loss)		5,316	(56,660)	2,779
Total comprehensive income (loss)		21,646	30,802	(63,390)

(*1)	The financial information of SK China Company Ltd., SK South East Asia Investment Pte. Ltd. and Rebellions Inc. (Formerly, SAPEON Korea Inc.) are consolidated financial information.
(*2)
The financial information includes the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.), which was recognized as part of the identifiable net assets of the associate at the time the investment in the associate was made.

(4)	There are no material joint ventures as of December 31, 2025, 2024 and 2023.

(5)
Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	₩	584,972	63.3	370,482	—	370,482
SK China Company Ltd.		3,461,533	27.3	944,111	101,792	1,045,903
SK South East Asia Investment Pte. Ltd.(*1)		1,843,880	20.0	368,776	—	368,776
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2,3)		(462,479)	18.2	(163,255)	350,721	187,466

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.
(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. (formerly, SAPEON Korea Inc.) at the time the investment in the associate was recognized.

F-5
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(5)
Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2025 and 2024 are as follows, Continued:

(*3)
The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.3% as of December 31, 2025.

(In millions of won)
	December 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	₩	573,376	63.3	363,138	—	363,138
SK China Company Ltd.		3,276,747	27.3	893,609	81,834	975,443
SK South East Asia Investment Pte. Ltd.(*)		1,957,860	20.0	391,572	—	391,572

(*)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interest.

F-5
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(6)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)	2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	₩	975,443	—	9,707	60,753	—	1,045,903
Korea IT Fund(*1)		363,138	—	13,519	2,681	(8,856)	370,482
UniSK(*1)		26,031	—	215	450	(254)	26,442
SK Technology Innovation Company		34,516	(1,363)	1,242	(872)	—	33,523
SK MENA Investment B.V.		17,273	(11,041)	401	(21)	—	6,612
SK Latin America Investment S.A.		1,357	(1,676)	191	128	—	—
SK South East Asia Investment Pte. Ltd.		391,572	—	(1,710)	(21,086)	—	368,776
Citadel Pacific Telecom Holdings, LLC(*1)		51,780	—	185	4,640	(1,438)	55,167
SM Culture & Contents Co., Ltd.		39,567	—	(4,220)	(153)	(5,889)	29,305
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	(15,791)	293	—	(137)	—
Home Choice Corp.		3,238	—	(465)	—	—	2,773
Konan Technology Inc.		3,575	3,535	(2,040)	—	—	5,070
CMES Inc.		4,772	3,374	(1,216)	69	—	6,999
SK telecom Japan Inc.		3,703	—	247	(321)	—	3,629
Rebellions Inc. (Formerly, SAPEON Korea Inc.)		298,327	(33,620)	(77,610)	369	—	187,466
SK m&service Co., Ltd(*2)		—	—	1,037	(52)	23,566	24,551
Start-up Win-Win Fund and others(*1,3,4)		102,702	10,253	3,458	(622)	(50,130)	65,661

		2,332,629	(46,329)	(56,766)	45,963	(43,138)	2,232,359
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	(2,000)	(1,087)	—	—	6,111

	₩	2,341,827	(48,329)	(57,853)	45,963	(43,138)	2,238,470

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2025.
(*2)
The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the year ended December 31, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of December 31, 2025.

(*3)	The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc. and classified the investment in IonQ, Inc. as a financial asset at FVOCI for the year ended December 31, 2025.
(*4)	The acquisition for the year ended December 31, 2025 includes ₩10,596 million of investments in Syntelligence AI Ltd.

F-5
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(6)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)	2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	₩	896,990	—	8,913	69,540	—	975,443
Korea IT Fund(*1)		336,404	—	23,552	8,237	(5,055)	363,138
UniSK		22,285	—	1,430	2,815	(499)	26,031
SK Technology Innovation Company		70,409	—	4,269	8,078	(48,240)	34,516
SK MENA Investment B.V.		14,872	—	329	2,072	—	17,273
SK Latin America Investment S.A.		14,607	—	(65)	1,268	(14,453)	1,357
SK South East Asia Investment Pte. Ltd.		355,282	—	(9,403)	45,693	—	391,572
Citadel Pacific Telecom Holdings, LLC(*1)		45,901	—	619	6,699	(1,439)	51,780
SM Culture & Contents Co., Ltd.		41,578	(3)	(1,880)	(128)	—	39,567
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	1,427	—	(136)	15,635
Home Choice Corp.		3,215	—	23	—	—	3,238
Konan Technology Inc.		6,349	(16)	(2,861)	103	—	3,575
CMES Inc.		900	(4,396)	(767)	51	8,984	4,772
SK telecom Japan Inc.		1,239	1,560	(983)	1,887	—	3,703
Rebellions Inc. (Formerly, SAPEON Korea Inc.)(*2)		—	—	—	—	298,327	298,327
Start-up Win-Win Fund and others(*1,3,4)		81,142	(2,953)	(1,686)	2,793	23,406	102,702

		1,905,517	(5,808)	22,917	149,108	260,895	2,332,629
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(297)	—	—	9,198

	₩	1,915,012	(5,808)	22,620	149,108	260,895	2,341,827

(*1)	Dividends received from the associates are deducted from the carrying amount for the year ended December 31, 2024.
(*2)
The Group lost control of SAPEON Korea Inc., which was a subsidiary of the Parent Company, for the year ended December 31, 2024, due to a decreased ownership resulting from the merger between SAPEON Korea Inc. and Rebellions Inc. As a result, the entity was reclassified as an investment in associate for the year ended December 31, 2024.

(*3)
The acquisition for the year ended December 31, 2024 includes ₩5,878 million of investments in SK AMERICAS Inc. (formerly, SK USA Inc.), ₩180 million of investment in SK VENTURE CAPITAL, LLC., ₩273 million of investment in WALDEN SKT VENTURE FUND, ₩24 million of investment in F&U Credit information Co., Ltd. and ₩1,294 million of investment in AhnLab Blockchain

F-
60

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

11.	Investments in Associates and Joint Ventures, Continued

(6)	Changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows, Continued:

Company. The disposal for the year ended December 31, 2024 includes a portion of shares of SK AMERICAS Inc. (formerly, SK USA Inc.) for ₩167 million, a portion of
Start-up
Win-Win
Fund for ₩200 million, and the entire shares of 12CM JAPAN and Daliworks Inc. for ₩7,296 million and ₩2,013 million, respectively.
(*4)	The Group reclassified the entire shares of F&U Credit information Co., Ltd. as assets held for sale. (See note 39).

(7)
The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2025 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2025		Cumulative loss	2025	Cumulative loss
Invites Genomics Co., Ltd.	₩	7,662	29,840	(726)	560
U-land Co., Ltd		—	1,011	—	—

	₩	7,662	30,851	(726)	560

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	₩	1,319,260	—	—	1,319,260
Buildings		2,041,946	(1,148,764)	(450)	892,732
Structures		965,034	(777,607)	(1,601)	185,826
Machinery		38,731,865	(31,385,515)	(11,807)	7,334,543
Other		1,466,321	(1,181,476)	(561)	284,284
Right-of-use assets		2,559,944	(1,187,419)	—	1,372,525
Construction in progress		513,267	—	(264)	513,003

	₩	47,597,637	(35,680,781)	(14,683)	11,902,173

F-6
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

12.	Property and Equipment, Continued

(1)	Property and equipment as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	December 31, 2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	₩	1,260,712	—	—	1,260,712
Buildings		1,822,695	(1,056,427)	(450)	765,818
Structures		955,360	(742,772)	(1,601)	210,987
Machinery		38,191,687	(30,457,696)	(11,425)	7,722,566
Other		1,631,503	(1,262,496)	—	369,007
Right-of-use assets		2,645,207	(1,036,988)	—	1,608,219
Construction in progress		681,010	—	(925)	680,085

	₩	47,188,174	(34,556,379)	(14,401)	12,617,394

(2)	Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer(*1)	Depreciation	Impairment	Other Changes(*2)	Ending balance
Land	₩	1,260,712	149	(32,812)	49,637	—	—	41,574	1,319,260
Buildings		765,818	1,953	(45,157)	79,349	(59,453)	—	150,222	892,732
Structures		210,987	1,350	(5)	8,387	(34,893)	—	—	185,826
Machinery		7,722,566	530,431	(9,753)	1,241,385	(2,198,208)	(381)	48,503	7,334,543
Other		369,007	180,380	(5,379)	(189,482)	(69,685)	(561)	4	284,284
Right-of-use assets		1,608,219	278,554	(90,198)	(3,000)	(421,050)	—	—	1,372,525
Construction in progress		680,085	1,298,248	(4,308)	(1,460,758)	—	(264)	—	513,003

	₩	12,617,394	2,291,065	(187,612)	(274,482)	(2,783,289)	(1,206)	240,303	11,902,173

(*1)
The Group decided to dispose of its shareholdings in SK stoa Co., Ltd. and Media S Co., Ltd., both consolidated subsidiaries. Accordingly, property and equipment of these entities amounting to ₩13,512 million were reclassified as assets held for sale. (See note 39)

(*2)	Other changes consist of increases in assets arising from business combinations under common control. (See note 40)

F-6
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

12.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Changes in consolidation scope	Ending balance
Land	₩	1,248,200	101	(2,213)	14,624	—	—	—	1,260,712
Buildings		773,392	3,785	(1,279)	46,479	(56,559)	—	—	765,818
Structures		234,879	1,574	(78)	13,408	(37,997)	—	(799)	210,987
Machinery		7,890,654	517,884	(23,253)	1,616,265	(2,267,720)	(11,025)	(239)	7,722,566
Other		485,157	390,130	(12,131)	(408,675)	(84,179)	(10)	(1,285)	369,007
Right-of-use assets		1,611,951	523,494	(90,734)	(26,271)	(407,338)	(33)	(2,850)	1,608,219
Construction in progress		761,963	1,441,907	(5,030)	(1,517,830)	—	(925)	—	680,085

	₩	13,006,196	2,878,875	(134,718)	(262,000)	(2,853,793)	(11,993)	(5,173)	12,617,394

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the property and equipment amounting to ₩17,412 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale. (See note 39)

13.	Investment Property

(1)	Investment property as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025				December 31, 2024
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	18,743	—	18,743	9,787	—	9,787
Buildings		36,741	(21,276)	15,465	23,010	(14,981)	8,029
Right-of-use assets		13,808	(8,175)	5,633	16,518	(7,723)	8,795

	₩	69,292	(29,451)	39,841	49,315	(22,704)	26,611

F-6
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

13.	Investment Property, Continued

(2)	Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Transfer	Depreciation	Ending balance
Land	₩	9,787	8,956	—	18,743
Buildings		8,029	8,708	(1,272)	15,465
Right-of-use assets		8,795	(735)	(2,427)	5,633

	₩	26,611	16,929	(3,699)	39,841

(In millions of won)
	2024
	Beginning balance		Transfer(*)	Depreciation	Ending balance
Land	₩	14,199	(4,412)	—	9,787
Buildings		10,242	(1,143)	(1,070)	8,029
Right-of-use assets		10,371	73	(1,649)	8,795

	₩	34,812	(5,482)	(2,719)	26,611

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the investment property amounting to ₩1,719 million of SK m&service Co., Ltd. as assets held for sale.

(3)	The Group recognized lease income of ₩7,411 million and ₩5,526 million from investment property for the years ended December 31, 2025 and 2024, respectively.

(4)	The fair value of investment property is ₩86,702 million and ₩58,552 million as of December 31, 2025 and 2024, respectively.

14.	Leases

(1)	Group as a lessee

1)	Details of the right-of-use assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Right-of-use assets:
Land, buildings and structures	₩	1,157,029	1,379,422
Others		215,496	228,797

	₩	1,372,525	1,608,219

F-6
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

14.	Leases, Continued

2)	Details of amounts recognized in the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	2025		2024	2023
Depreciation of right-of-use assets:
Land, buildings and structures	₩	356,889	343,161	346,931
Others(*)		64,161	64,177	63,101

	₩	421,050	407,338	410,032

Interest expense on lease liabilities	₩	47,596	50,631	46,595

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.
Expenses related to short-term leases and leases of
low-value
assets that the Group recognized are immaterial.

3)	The total cash outflows for lease payments for the years ended December 31, 2025, 2024 and 2023 amounted to ₩457,331 million, ₩465,119 million and ₩474,410 million, respectively.

(2)	Group as a lessor
1) Finance lease
The Group recognized interest income of ₩2,408 million, ₩2,566 million and ₩800 million on lease receivables for the years ended December 31, 2025, 2024 and 2023, respectively.
The following table sets out a maturity analysis for lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	₩	15,345
1 ~ 2 years		4,592
2 ~ 3 years		2,765
3 ~ 4 years		1,632
4 ~ 5 years		591

Undiscounted lease payments	₩	24,925

Unrealized finance income	₩	930
Net investment in the lease		23,995

2)	Operating lease
The Group recognized lease income of ₩235,261 million, ₩235,519 million and ₩235,988 million for the years ended December 31, 2025, 2024 and 2023, respectively, of which variable lease payments received are ₩1,588 million, ₩2,309 million and ₩2,694 million, respectively.

F-6
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

14.	Leases, Continued

2)	Operating lease, Continued

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2025.

(In millions of won)
	Amount
Less than 1 year	₩	136,517
1 ~ 2 years		79,931
2 ~ 3 years		39,731
3 ~ 4 years		109
4 ~ 5 years		109
More than 5 years		255

	₩	256,652

15.	Goodwill

(1)	Goodwill as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Goodwill related to merger of Shinsegi Telecom, Inc.	₩	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		764,082	764,082
Other goodwill		2,175	2,175

	₩	2,072,493	2,072,493

(2)	Details of the impairment testing of Goodwill as of December 31, 2025 is as follows:
Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.: Cellular services;

•	goodwill related to SK Broadband Co., Ltd.: Fixed-line telecommunication services; and

•	other goodwill: Others.
The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flows based on financial forecasts for the next five years and growth rate for subsequent years (“perpetual growth rate”). The key assumptions used in the estimation of value in use include operating revenue, perpetual growth rate and discount rate. Certain assumptions related to Fixed-line telecommunication services involve management’s most subjective and complex judgments and are subject to significant estimation uncertainty.
Management estimated the operating revenue using external sources and the Group’s historical experience, and determined the estimated cash flows considering market growth forecasts.

F-6
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

15.	Goodwill, Continued

(2)	Details of the impairment testing of Goodwill as of December 31, 2025 is as follows, Continued:

A perpetual growth rate was applied for the cash flows expected to be incurred after five years and is not expected to exceed the long-term industry growth rate relevant to each CGU.
The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of industry comparables. Cost of debt was calculated using the yield rate of non-guaranteed
corporate bonds considering the CGU’s credit rating and debt ratio was determined using the average of the debt ratios of industry comparables. The recoverable amount of the CGU was calculated by applying a post-tax
discount rate to the estimated future
post-tax
cash flows, and the resulting value in use is not significantly different from the value in use calculated using pre-tax
cash flows and a
pre-tax
discount rate.
The discount rates and perpetual growth rates applied in the value in use calculations for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Discount rate (Pre-tax)	Discount rate (Post-tax)	Perpetual Growth Rate
Goodwill related to merger of Shinsegi Telecom, Inc.	6.5%	4.8%	0.0%
Goodwill related to acquisition of SK Broadband Co., Ltd.	6.3%	5.0%	1.0%

	2024
	Discount rate (Pre-tax)	Discount rate (Post-tax)	Perpetual Growth Rate
Goodwill related to merger of Shinsegi Telecom, Inc.	7.0%	5.2%	0.0%
Goodwill related to acquisition of SK Broadband Co., Ltd.	7.6%	6.0%	1.0%

(3)	Details of the changes in goodwill for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	₩	2,072,493	2,075,009
Reclassified as assets held for sale(*)		—	(2,516)

Ending balance	₩	2,072,493	2,072,493

(*)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the goodwill amounting to ₩2,516 million of SK m&service Co., Ltd. as assets held for sale.

F-6
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	₩	3,564,907	(2,900,421)	—	664,486
Land usage rights		41,193	(40,944)	—	249
Industrial rights		57,239	(37,669)	—	19,570
Development costs		1,914	(1,906)	—	8
Facility usage rights		162,391	(150,671)	—	11,720
Customer relations		501,103	(282,009)	—	219,094
Club memberships(*2)		91,787	—	(14,326)	77,461
Other(*3)		4,520,167	(3,795,530)	(6,605)	718,032

	₩	8,940,701	(7,209,150)	(20,931)	1,710,620

(In millions of won)	December 31, 2024
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	₩	3,564,907	(2,429,361)	—	1,135,546
Land usage rights		54,341	(54,032)	—	309
Industrial rights		98,265	(33,092)	(45,000)	20,173
Development costs		2,960	(2,933)	—	27
Facility usage rights		161,561	(148,247)	—	13,314
Customer relations		505,062	(258,943)	—	246,119
Club memberships(*2)		93,266	—	(14,648)	78,618
Other(*3)		5,029,153	(4,284,644)	(43,744)	700,765

	₩	9,509,515	(7,211,252)	(103,392)	2,194,871

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

F-6
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

16.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment (*1)	Other changes(*3)	Ending balance
Frequency usage rights	₩	1,135,546	—	—	—	(471,060)	—	—	664,486
Land usage rights		309	96	—	—	(156)	—	—	249
Industrial rights		20,173	3,976	—	—	(4,579)	—	—	19,570
Development costs		27	—	—	—	(19)	—	—	8
Facility usage rights		13,314	848	(2)	381	(2,821)	—	—	11,720
Customer relations		246,119	—	—	—	(27,025)	—	—	219,094
Club memberships		78,618	6,580	(3,900)	(2,542)	—	(1,295)	—	77,461
Other		700,765	105,212	(1,861)	212,122	(297,569)	(639)	2	718,032

	₩	2,194,871	116,712	(5,763)	209,961	(803,229)	(1,934)	2	1,710,620

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ₩1,934 million as impairment loss for the year ended December 31, 2025.
(*2)
The Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ₩17,795 million of SK stoa Co., Ltd. and Media S Co., Ltd., as assets held for sale. (See note 39)

(*3)	Other changes consist of increases in assets arising from business combinations under common control. (See note 40)

(In millions of won)
	2024
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment (*1)	Changes in consolidation scope	Ending balance
Frequency usage rights	₩	1,606,606	—	—	—	(471,060)	—	—	1,135,546
Land usage rights		587	69	(5)	—	(342)	—	—	309
Industrial rights		46,154	6,578	(241)	(1)	(4,962)	(27,340)	(15)	20,173
Development costs		49	—	—	—	(22)	—	—	27
Facility usage rights		14,313	1,477	(3)	618	(3,091)	—	—	13,314
Customer relations		273,150	—	—	—	(27,031)	—	—	246,119
Club memberships		97,186	3,700	(20,065)	(1,727)	—	(476)	—	78,618
Other		823,092	61,598	(1,596)	209,702	(336,870)	(54,927)	(234)	700,765

	₩	2,861,137	73,422	(21,910)	208,592	(843,378)	(82,743)	(249)	2,194,871

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ₩82,743 million as impairment loss for the year ended December 31, 2024.

F-6
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

16.	Intangible Assets, Continued

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows, Continued:

(*2)
The Group decided to dispose of the shares of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd., the consolidated subsidiaries, and reclassified the intangible assets amounting to ₩5,655 million of NATE Communications Corporation (formerly, SK Communications Co., Ltd.) and SK m&service Co., Ltd. as assets held for sale. (See note 39)

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Research and development costs expensed as incurred	₩	339,507	378,079	369,507

(4)	Details of frequency usage rights as of December 31, 2025 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	₩	21,958	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		96,968	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		121,410	LTE service	Sep. 2016	Dec. 2026
2.1GHz license		72,876	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		351,274	5G service	Apr. 2019	Nov. 2028

	₩	664,486

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
SK Securities Co., Ltd.	3.62	Oct. 2, 2025	₩	—	50,000
Shinhan Securities Co., Ltd.	3.62	Oct. 2, 2025		—	50,000
Bank of China Ltd.	2.83	Oct. 29, 2026		130,000	—

			₩	130,000	100,000

F-
70

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

17.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2025		December 31, 2024
Korea Development Bank(*1)	1.87	Feb. 10, 2026	₩	3,125	15,625
DBS Bank Ltd.	2.63	Mar. 10, 2025		—	200,000
Credit Agricole CIB	4.89	Nov. 28, 2025		—	50,000
Mizuho Bank, Ltd.(*2)	3M CD + 1.05	Jul. 25, 2025		—	50,000
DBS Bank Ltd.(*2)	3M CD + 0.075	Oct. 8, 2026		200,000	200,000
Industrial and Commercial Bank of China Ltd.	2.70	Sep. 13, 2027		100,000	—
Mizuho Bank, Ltd.	2.75	Sep. 22, 2027		200,000	—

				503,125	515,625
Less: present value discount				—	(25)

				503,125	515,600
Less: current portions				(203,125)	(312,475)

			₩	300,000	203,125

(*1)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*2)	Applied interest rate is the 3M CD rate of 2.85% and 3.41% as of December 31, 2025 and 2024, respectively.

(3)	Debentures as of December 31, 2025 and 2024 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Unsecured corporate bonds	Operating fund	2032	3.45	₩	90,000	90,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.49		—	150,000
Unsecured corporate bonds	Operating fund	2030	2.61		50,000	50,000
Unsecured corporate bonds		2025	2.66		—	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2025	2.55		—	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds	Operating fund	2028	3.00		200,000	200,000
Unsecured corporate bonds		2038	3.02		90,000	90,000

F-7
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025	December 31, 2024
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2029	1.50	120,000	120,000
Unsecured corporate bonds	Refinancing fund	2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds		2025	1.75	—	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000
Unsecured corporate bonds	Refinancing fund	2025	1.40	—	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	—	240,000
Unsecured corporate bonds		2027	3.84	70,000	70,000
Unsecured corporate bonds		2042	3.78	40,000	40,000
Unsecured corporate bonds		2025	4.00	—	300,000
Unsecured corporate bonds		2027	4.00	95,000	95,000
Unsecured corporate bonds		2025	4.73	—	110,000
Unsecured corporate bonds		2027	4.74	60,000	60,000
Unsecured corporate bonds		2032	4.69	40,000	40,000
Unsecured corporate bonds		2026	3.65	110,000	110,000
Unsecured corporate bonds		2028	3.83	190,000	190,000
Unsecured corporate bonds		2026	3.72	80,000	80,000
Unsecured corporate bonds		2028	3.80	200,000	200,000
Unsecured corporate bonds		2030	3.96	70,000	70,000
Unsecured corporate bonds		2026	4.54	115,000	115,000
Unsecured corporate bonds		2028	4.68	100,000	100,000
Unsecured corporate bonds		2030	4.72	50,000	50,000
Unsecured corporate bonds		2033	4.72	30,000	30,000
Unsecured corporate bonds		2027	3.72	180,000	180,000
Unsecured corporate bonds		2029	3.73	110,000	110,000
Unsecured corporate bonds		2034	3.92	110,000	110,000
Unsecured corporate bonds		2027	2.91	170,000	170,000
Unsecured corporate bonds		2029	2.92	90,000	90,000
Unsecured corporate bonds		2034	2.96	40,000	40,000
Unsecured corporate bonds		2028	2.98	190,000	—

F-7
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025	December 31, 2024
Unsecured corporate bonds		2030	3.05	70,000	—
Unsecured corporate bonds		2035	3.17	140,000	—
Unsecured corporate bonds		2028	2.67	80,000	—
Unsecured corporate bonds		2030	2.82	190,000	—
Unsecured corporate bonds		2035	3.06	40,000	—
Unsecured corporate bonds(*1)	Operating and refinancing fund	2026	1.86	50,000	50,000
Unsecured corporate bonds(*1)		2025	1.64	—	100,000
Unsecured corporate bonds(*1)	Refinancing fund	2025	1.41	—	160,000
Unsecured corporate bonds(*1)		2025	2.58	—	100,000
Unsecured corporate bonds(*1)		2032	2.92	50,000	50,000
Unsecured corporate bonds(*1)	Operating and refinancing fund	2025	4.21	—	50,000
Unsecured corporate bonds(*1)		2026	4.28	100,000	100,000
Unsecured corporate bonds(*1)		2028	4.37	90,000	90,000
Unsecured corporate bonds(*1)	Facility fund	2026	4.87	100,000	100,000
Unsecured corporate bonds(*1)		2028	5.00	60,000	60,000
Unsecured corporate bonds(*1)	Refinancing fund	2027	3.89	170,000	170,000
Unsecured corporate bonds(*1)		2029	3.93	60,000	60,000
Unsecured corporate bonds(*1)	Facility and Refinancing fund	2027	3.06	130,000	130,000
Unsecured corporate bonds(*1)		2029	3.06	115,000	115,000
Unsecured corporate bonds(*1)		2031	3.11	50,000	50,000
Unsecured corporate bonds(*1)	Refinancing fund	2028	2.76	50,000	—
Unsecured corporate bonds(*1)		2030	2.87	120,000	—
Unsecured corporate bonds(*1)		2035	2.97	30,000	—
Unsecured corporate bonds(*1)	Business acquisition fund	2030	3.09	480,000	—
Unsecured corporate bonds(*1)		2035	3.38	50,000	—
Registered unsecured private exchangeable bond(*2)	Refinancing fund	2027	—	7,008	—
Unsecured global bonds	Operating fund	2027	6.63	573,960 (USD 400,000)	588,000 (USD 400,000)
Unsecured global bonds(*1)	Refinancing fund	2028	4.88	430,470 (USD 300,000)	441,000 (USD 300,000)
Floating rate notes(*3)	Operating fund	2025	SOFR rate + 1.17	—	441,000 (USD 300,000)
		2028	SOFR rate + 0.59	430,470 (USD 300,000)	—
Convertible bonds(*4)		2028	—	—	4,410 (USD 3,000)
Convertible bonds(*4)		2028	—	—	23,741 (USD 16,150)

F-7
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2025		December 31, 2024
Convertible bonds(*4)		2028	—		—	11,392 (USD 7,750)
Convertible bonds(*4)		2028	—		—	11,760 (USD 8,000)

					8,236,908	8,526,303
Less: discounts on bond					(23,004)	(15,023)

					8,213,904	8,511,280
Less: current portions of bonds					(919,459)	(2,147,634)

				₩	7,294,445	6,363,646

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Exchangeable bonds were issued by SAPEON Inc., a subsidiary of the Parent Company.
(*3)	Applied interest rates are SOFR rate of 4.20% and 4.49% as of December 31, 2025 and 2024, respectively.
(*4)	Convertible bonds were issued by SAPEON Inc., a subsidiary of the Parent Company, and redeemed on February 7, 2025, pursuant to an early redemption request.

18.	Long-term Payables – other

(1)	As of December 31, 2025 and 2024, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 16):

(In millions of won)
	December 31, 2025		December 31, 2024
Long-term payables – other	₩	551,925	921,075
Present value discount on long-term payables – other		(3,964)	(13,355)
Current portion of long-term payables – other		(368,572)	(367,765)

Carrying amount as of December 31	₩	179,389	539,955

(2)
Repayments of the principal portion of long-term payables – other amounted to ₩369,150 million for each of the years ended December 31, 2025 and 2024, respectively. The repayment schedule for the principal amount of long-term payables – other as of December 31, 2025 is as follows:

(In millions of won)
	Amount
Less than 1 year	₩	369,150
1 ~ 3 years		182,775

	₩	551,925

F-7
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

19.	Provisions
Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025							As of December 31, 2025
	Beginning balance		Increase	Utilization	Reversal	Other(*)	Ending balance	Current	Non-current
Provision for restoration	₩	119,623	5,837	(6,330)	(1,272)	(275)	117,583	37,502	80,081
Emission allowance		437	1,641	(266)	(1,282)	—	530	530	—
Other provisions (note 28)		—	108,039	(105)	—	—	107,934	107,921	13

	₩	120,060	115,517	(6,701)	(2,554)	(275)	226,047	145,953	80,094

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2025.

(In millions of won)
	2024								As of December 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Changes in consolidation scope	Other(*)	Ending balance	Current	Non-current
Provision for restoration	₩	120,024	6,475	(3,555)	(1,053)	(351)	(1,917)	119,623	49,579	70,044
Emission allowance		1,182	1,410	(130)	(2,025)	—	—	437	437	—
Other provisions		218	—	—	(218)	—	—	—	—	—

	₩	121,424	7,885	(3,685)	(3,296)	(351)	(1,917)	120,060	50,016	70,044

(*)	Other includes amounts reclassified as liabilities held for sale for the year ended December 31, 2024.

20.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Present value of defined benefit obligations	₩	1,051,508	1,142,324
Fair value of plan assets		(1,256,985)	(1,294,567)

Defined benefit assets(*)		(205,477)	(154,329)

Defined benefit liabilities		—	2,086

(*)
Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

F-7
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

20.	Defined Benefit Liabilities (Assets), Continued

(2)	Principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate for defined benefit obligations	3.51% ~ 4.57%	3.35% ~ 4.24%
Expected rate of salary increase	2.00% ~ 6.22%	2.00% ~ 5.42%
Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	₩	1,142,324	1,121,679
Current service cost		123,241	130,538
Interest cost		42,399	47,463
Remeasurement - Demographic assumption		264	(761)
- Financial assumption		(14,087)	49,788
- Adjustment based on experience		26,041	(15,085)
Benefit paid(*1)		(270,415)	(157,801)
Past service cost		1,693	6,795
Changes in consolidation scope		—	(2,458)
Others(*2)		48	(37,834)

Ending balance	₩	1,051,508	1,142,324

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes in liabilities due to employees’ transfers among affiliates and reclassification as liabilities held for sale for the years ended December 31, 2025 and 2024.

F-7
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

20.	Defined Benefit Liabilities (Assets), Continued

(4)	Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Beginning balance	₩	1,294,567	1,292,416
Interest income		46,765	54,215
Remeasurement		1,406	729
Contributions		182,076	124,921
Benefit paid(*1)		(264,521)	(131,031)
Changes in consolidation scope		—	(2,151)
Others(*2)		(3,308)	(44,532)

Ending balance	₩	1,256,985	1,294,567

(*1)	Benefit paid includes payments arising from changes to the retirement benefit plan for the years ended December 31, 2025 and 2024.
(*2)	Others include changes in assets due to employees’ transfers among affiliates and reclassification as assets held for sale for the years ended December 31, 2025 and 2024.
The Group’s expected contributions to the defined benefit plan for the year ended December 31, 2026, amounts to ₩167,383 million.

(5)	Total cost of defined benefit plan, which is recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Current service cost	₩	123,241	130,538
Net interest income		(4,366)	(6,752)
Past service cost		1,693	6,795

	₩	120,568	130,581

Costs related to the defined benefit plan except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Equity instruments	₩	102,046	67,184
Debt instruments		238,979	394,138
Short-term financial instruments, etc.		915,960	833,245

	₩	1,256,985	1,294,567

F-7
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

20.	Defined Benefit Liabilities (Assets), Continued

(7)	Sensitivity analysis
As of December 31, 2025, reasonably possible changes to each of the significant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(In millions of won)
	0.5%p Increase		0.5%p Decrease
Discount rate	₩	(37,121)	39,709
Expected salary increase rate		39,780	(37,537)
A sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan but provides approximate values of sensitivity for the assumptions used.
The weighted average duration of defined benefit obligations as of December 31, 2025 and 2024 is
 7.33 years and 7.46 years, respectively.

(8)	Defined contribution plan
The amount recognized as an expense for defined contribution plans are ₩35,454 million and ₩29,784 million for the years ended December 31, 2025 and 2024, respectively.

F-7
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
21.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2025 are as follows:

(In millions of won, thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 28, 2023	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citi bank, Shinhan Bank, Korea Development Bank and J.P. Morgan	Jun. 28, 2023 ~ Jun. 28, 2028
Oct. 7, 2024	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	Interest rate risk	DBS Bank Ltd.	Oct. 10, 2024 ~ Oct. 8, 2026
May. 28, 2025	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS Bank Ltd.	May. 28, 2025 ~ May. 26, 2028

(2)
SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into Total Return Swap (“TRS”) contracts with IGIS Professional Investment Type Private Real Estate Investment Trust No. 156 and Hana Professional Alternative Investment Type Private Real Estate Investment Trust No. 62, with underlying beneficiary certificates of ₩270,000 million and ₩80,000 million, respectively. Under the terms of the contracts, the parties settle the difference arising from changes in the value of the real estate at maturity, as well as the difference between the actual dividends received and the contractual base dividend during the contract period. SK Broadband Co., Ltd. is obligated to guarantee a fixed rate of return to the counterparties to each contract. As of December 31, 2025 and 2024, SK Broadband Co., Ltd. recognized derivative financial assets of ₩91,824 million and ₩64,926 million, respectively, in relation to the TRS contracts. The derivative financial assets were measured using a discounted cash flow method based on estimated future cash flows.

(3)
SAPEON Inc., a subsidiary of the Parent Company, disposed of a portion of its shares in Rebellions Inc. (formerly, SAPEON Korea Inc.) during the year ended December 31, 2024, and, concurrently, the Parent Company entered into a Price Return Swap (“PRS”) under which the buyer is entitled to receive the difference between the sale proceeds and the settlement amount upon the subsequent sale of the shares. The Parent Company recognized a derivative financial liability of ₩555 million in relation to the PRS as of December 31, 2025.

(4)
PS&Marketing Corporation, a subsidiary of the Parent Company, entered into a Total Return Swap (“TRS”) contract with Kukje Lucestar Investment Private Equity Real Estate Investment Trust No.2 with underlying beneficiary certificates amounting to ₩50,000 million. Under the terms of the contract, the parties settle the difference arising from changes in the value of the underlying real estate at maturity, as well as the difference between actual dividends and the contractual base dividend during the contract period. PS&Marketing Corporation is obligated to guarantee a fixed rate of return to the counter party. As of December 31, 2025 and 2024, PS&Marketing Corporation recognized derivative financial assets of ₩5,830 million and ₩5,385 million, respectively, in relation to the TRS. The derivative financial assets were measured using a discounted cashflow approach based on estimated future cash flows.

F-7
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

21.	Derivative Instruments, Continued

(5)
PS&Marketing Corporation, a subsidiary of the Parent Company, disposed of 2,169,379 common shares (ownership interest: 70%) of SK m&service Co., Ltd. to SAMKOO Inc. during the year ended December 31, 2025, and entered into a shareholders’ agreement in connection with the transaction. Pursuant to the shareholders’ agreement, PS&Marketing Corporation holds a put option that entitles it to sell all or part of its remaining shares to the counterparty in accordance with the specified procedures and conditions for a period of eight years beginning three years after the closing date of the transaction. PS&Marketing Corporation recognized a derivative financial asset of ₩11,230 million as of December 31, 2025 in relation to the put option.

(6)
The derivative financial instruments to which the Group applies cash flow hedging is recorded in the consolidated financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won, thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Assets:
Fixed-to-fixed cross currency (U.S. dollar denominated bonds face value of USD 400,000)	₩	137,222	137,222
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		45,006	45,006
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		19,034	19,034

	₩	201,262	201,262

Liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 200,000)	₩	(621)	(621)

	₩	(621)	(621)

As of December 31, 2025, changes in fair value of derivatives designated as hedging instruments, all of which were assessed as effective hedges, were recognized in full in other comprehensive income.

(7)
The derivatives held for trading is recorded in the consolidated financial statements as derivative financial assets and derivative financial liabilities. As of December 31, 2025, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Assets:
Total Return Swap (“TRS”)	₩	97,654	97,654
Share option		11,230	11,230

	₩	108,884	108,884

Liabilities:
Foreign exchange forward contract	₩	(26)	(26)
Price Return Swap (“PRS”)		(555)	(555)
Share option		(1,769)	(1,769)
Exchange option		(3,432)	(3,432)

	₩	(5,782)	(5,782)

F-
80

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

22.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for share data)
	December 31, 2025		December 31, 2024
Number of authorized shares		670,000,000	670,000,000
Par value (in won)	₩	100	100
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*)	₩	30,493	30,493

(*)
In 2002, 2003 and 2024, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Issued shares as of January 1	214,790,053	218,833,144
Retirement of treasury shares(*)	—	(4,043,091)

Issued shares as of December 31	214,790,053	214,790,053

(*)	The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2024.
(3)	Details of shares outstanding as of December 31, 2025 and 2024 are as follows:

(In shares)	December 31, 2025			December 31, 2024
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,807,778	212,982,275	214,790,053	1,903,711	212,886,342

(4)	Details of capital surplus and others as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Paid-in surplus	₩	1,771,000	1,771,000
Treasury shares (Note 23)		(88,533)	(92,962)
Hybrid bonds (Note 24)		398,509	398,509
Share option (Note 25)		14,511	14,498
Others(*)		(14,226,827)	(14,045,981)

	₩	(12,131,340)	(11,954,936)

(*)	The amount includes a change in equity amounting to ₩13,340,037 million due to the spin-off that was accounted for as a transaction under common control.

F-8
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

23.	Treasury Shares

(1)	Treasury shares as of December 31, 2025 and 2024 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2025		December 31, 2024
Number of shares		1,807,778	1,903,711
Acquisition cost	₩	88,533	92,962

(2)	Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(In shares)
	2025	2024
Treasury shares as of January 1	1,903,711	6,133,414
Acquisition(*1)	—	317,000
Disposal(*2)	(95,933)	(503,612)
Retirement of treasury shares(*3)	—	(4,043,091)

Treasury shares as of December 31	1,807,778	1,903,711

(*1)	The Parent Company acquired 317,000 treasury shares for ₩15,788 million in an effort to increase shareholder value by stabilizing its stock price for the year ended December 31, 2024.
(*2)
The Parent Company granted 91,073 treasury shares (acquisition cost: ₩4,191 million) upon exercise of stock options for the year ended December 31, 2025, resulting in a gain on disposal of treasury shares of ₩1,164 million, and the Parent Company distributed 4,860 treasury shares (acquisition cost: ₩238 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ₩24 million for the year ended December 31, 2025. Also, the Parent Company distributed 503,612 treasury shares (acquisition cost: ₩24,807 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ₩181 million for the year ended December 31, 2024.

(*3)
The Parent Company retired 4,043,091 treasury shares with reduction of its retained earnings before appropriation, as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2024.

F-8
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

24.	Hybrid Bonds
Hybrid bonds classified as equity as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	December 31, 2025		December 31, 2024
Series 3 hybrid bonds	Unsecured subordinated bearer bond	June 5, 2023	June 5, 2083	4.95	₩	400,000	400,000
Issuance costs						(1,491)	(1,491)

					₩	398,509	398,509

As the Parent Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*1)	The Parent Company has the right to extend the maturity at its discretion without providing any prior notice or announcement.
(*2)
The annual interest rate is determined as yield rate of a
5-year
national bond plus a premium. According to the
step-up
clause, an additional premium of 0.25% and 0.75% is applied after 10 years and 25 years, respectively, from the issuance date.

25.	Share-based payment Arrangement

25.1	Share-based payment arrangement of the Parent Company

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	5(*)	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	32,947	71,726	98,425	96,820
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*)	For the year ended December 31, 2025, some portions of stock options granted in the 5 th series were exercised.

2)	Cash-settled share-based payment arrangement
The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. granted in 2022 was not exercised and was fully forfeited during the year ended December 31, 2025.

F-8
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

25.	Share-based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued

(1)	Terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement
The Parent Company established Performance Share Units (”PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value during the year ended December 31, 2023, and the details are as follows:

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

(*)
The initial grant amounted to ₩10,813 million in 2023 and ₩12,835 million in 2024. The number of shares to be delivered is determined based on the adjustment rate calculated using the share price on the expiration date and the cumulative increase rate of KOSPI200.

(2)
Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2025 is as follows, and there is no remaining share compensation expense to be recognized in subsequent periods.

(In millions of won)
	Share compensation expense
Cumulative amount through December 31, 2024	₩	158,596
For the year ended December 31, 2025		(439)

	₩	158,157

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ₩1,134 million and ₩7,283 million, respectively, which are included in accrued expenses as of December 31, 2025 and 2024.
As of December 31, 2024, the carrying amount of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ₩305 million and no liability was recognized as of December 31, 2025.
Share compensation expenses recognized for the Parent Company’s equity-settled share-based payment arrangements was

₩6,286 million for the year ended December 31, 2024, and no expense was recognized for the year ended December 31, 2025.

F-8
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

25.	Share-based payment Arrangement, Continued

25.1	Share-based payment arrangement of the Parent Company, Continued

(3)	The Parent Company used option-pricing models, including the binomial model, on the measurement of the fair value of the share options and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives
(i) SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	2.65%	2.43%	3.02%	2.64%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	53,500	53,500	53,500	53,500
Expected volatility	15.30%	15.30%	15.30%	15.30%
Expected dividends yield	6.62%	6.62%	6.62%	6.62%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	15,048	3,394	2,520	1,518
(ii) SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

2)	Equity-settled share-based payment arrangement

(In won)	Granted in 2023	Granted in 2024
	PSU of SK Telecom Co., Ltd.	PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%	3.30%
Estimated option’s life	3 years	3 years
Share price on the grant date	48,500	54,100
Expected volatility	18.67%	15.90%
Expected dividends yield	4.90%	5.40%
Per-share fair value of the option	27,525	25,920

25.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company
The entire amount of remaining share-based payment arrangement granted by SAPEON Inc. to its employees was not exercised and was fully forfeited during the year ended December 31, 2025.

F-8
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

26.	Retained Earnings

(1)	Retained earnings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Appropriated:
Legal reserve	₩	22,320	22,320
Reserve for business expansion		10,131,138	9,981,138
Reserve for technology development		4,865,300	4,715,300

		14,996,438	14,696,438
Unappropriated		7,919,510	8,257,369

	₩	22,938,268	22,976,127

(2)	Legal reserve
The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Valuation gain on FVOCI	₩	1,570,314	262,657
Other comprehensive income of investments in associates and joint ventures		368,213	315,283
Valuation gain (loss) on derivatives		14,503	(8,044)
Foreign currency translation differences for foreign operations		72,652	77,047

	₩	2,025,682	646,943

F-8
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total

Balance as of January 1, 2024	₩	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		86,449	132,581	(6,556)	47,253	259,727
Balance as of December 31, 2024	₩	262,657	315,283	(8,044)	77,047	646,943
Balance as of January 1, 2025	₩	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		1,307,657	52,930	22,547	(4,395)	1,378,739

Balance as of December 31, 2025	₩	1,570,314	368,213	14,503	72,652	2,025,682

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	₩	262,657	176,208
Amount recognized as other comprehensive income for the year, net of taxes		1,464,741	11,262
Amount reclassified to retained earnings, net of taxes		(157,084)	75,187

Balance as of December 31	₩	1,570,314	262,657

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024
Balance as of January 1	₩	(8,044)	(1,488)
Amount recognized as other comprehensive income (loss) for the year, net of taxes		16,408	(12,636)
Amount reclassified to profit or loss, net of taxes		6,139	6,080

Balance as of December 31	₩	14,503	(8,044)

F-8
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

28.	Other Operating Income and Expenses
Details of other operating income and
expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Other operating income:
Gain on disposal of property and equipment and intangible assets	₩	127,058	37,316	21,898
Others(*1)		43,376	34,972	28,468

	₩	170,434	72,288	50,366

Other operating expenses:
Communication	₩	32,294	34,037	32,238
Utilities		591,507	547,204	511,240
Taxes and dues		68,852	44,888	29,009
Repair		425,698	438,089	431,964
Research and development		339,507	378,079	369,507
Training		29,804	30,949	39,286
Bad debt for accounts receivable – trade		44,183	49,865	37,906
Travel		14,936	19,090	22,499
Supplies and others(*2)		317,414	116,920	130,330
Loss on disposal of property and equipment and intangible assets		15,296	17,427	9,369
Impairment loss on assets held for sale		12,320	—	—
Impairment loss on property and equipment and intangible assets		3,140	94,736	10,369
Donations		15,339	15,712	14,766
Bad debt for accounts receivable – other		3,282	4,838	5,256
Others(*1,3)		145,771	72,122	7,534

	₩	2,059,343	1,863,956	1,651,273

(*1)	See note 4 (2).

(*2)
Supplies and others operating expenses include ₩211,998 million of costs incurred in response to the cybersecurity incident related to cellular services segment during the year ended December 31, 2025. The portion of these estimated costs that remained unpaid as of December 31, 2025 are recognized as a provision. (See note 19)

(*3)
Others include penalties of ₩134,799 million
imposed by the Personal Information Protection Commission in connection with the cybersecurity incident related to cellular services segment during that occurred cellular service segment during the year ended December 31, 2025.

F-8
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Finance income:
Interest income	₩	73,064	87,245	70,055
Dividends		57,060	35,818	43,014
Gain on foreign currency transactions		27,307	32,260	19,065
Gain on foreign currency translations		3,671	9,344	1,199
Gain relating to financial instruments at FVTPL		58,256	190,368	115,043

	₩	219,358	355,035	248,376

Finance costs:
Interest expense	₩	383,205	403,129	389,813
Loss on sale of accounts receivable – other		17,513	35,317	65,027
Loss on foreign currency transactions		30,777	30,892	21,693
Loss on foreign currency translations		3,029	3,575	1,227
Loss relating to financial instruments at FVTPL		16,350	133,006	49,641
Loss on settlement of derivatives		7,298	—	—
Loss on repayment of debentures		468	—	—
Other finance costs		23,356	—	—

	₩	481,996	605,919	527,401

(2)	Details of interest income included in finance income for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Interest income on cash equivalents and financial instruments	₩	47,851	57,731	44,921
Interest income on loans and others		25,213	29,514	25,134

	₩	73,064	87,245	70,055

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Interest expense on borrowings	₩	26,300	31,718	29,917
Interest expense on debentures		277,937	272,846	247,105
Others		78,968	98,565	112,791

	₩	383,205	403,129	389,813

F-8
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

29.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2025, 2024 and 2023 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34.

1)	Finance income and costs

(In millions of won)
	2025
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	₩	84,582	38,798
Financial assets at FVOCI		56,199	23,356
Financial assets at amortized cost		72,894	33,259

		213,675	95,413

Financial liabilities:
Financial liabilities at FVTPL		2,153	2,364
Financial liabilities at amortized cost		3,530	384,219

		5,683	386,583

	₩	219,358	481,996

(In millions of won)
	2024
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	₩	95,708	52,731
Financial assets at FVOCI		30,993	—
Financial assets at amortized cost		106,514	13,281

		233,215	66,012

Financial liabilities:
Financial liabilities at FVTPL		121,061	115,592
Financial liabilities at amortized cost		759	424,315

		121,820	539,907

	₩	355,035	605,919

F-
90

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

29.	Finance Income and Costs, Continued

(4)
Finance income and costs by category of financial instruments for the years ended December 31, 2025, 2024 and 2023 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2023
	Finance income		Finance costs
Financial assets:
Financial assets at FVTPL	₩	127,001	114,668
Financial assets at FVOCI		39,681	—
Financial assets at amortized cost		69,373	22,795
Derivatives designated as hedging instrument		2,480	—

		238,535	137,463

Financial liabilities:
Financial liabilities at FVTPL		6,717	—
Financial liabilities at amortized cost		3,124	389,938

		9,841	389,938

	₩	248,376	527,401

2)	Other comprehensive income (loss), net of tax

(In millions of won)
	2025		2024	2023
Financial assets:
Financial assets at FVOCI	₩	1,465,513	11,253	(18,842)
Derivatives designated as hedging instrument		12,445	(12,398)	(11,520)

		1,477,958	(1,145)	(30,362)

Financial liabilities:
Derivatives designated as hedging instrument		10,178	5,825	(5,940)

	₩	1,488,136	4,680	(36,302)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Accounts receivable – trade	₩	44,183	49,865	37,906
Other receivables		3,282	4,838	5,256

	₩	47,465	54,703	43,162

F-9
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2025, 2024 and 2023 consist of the following:

(In millions of won)
	2025		2024	2023
Current tax expense:
Current year	₩	181,348	392,192	273,936
Changes in estimates related to prior years(*)		102,033	(22,271)	(11,590)

		283,381	369,921	262,346

Deferred tax expense:
Changes in net deferred tax liabilities		63,796	4,749	79,896

Income tax expense	₩	347,177	374,670	342,242

(*)
Changes in estimates related to prior years are mainly composed of additional income tax or income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)
The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2025, 2024 and 2023 is attributable to the following:

(In millions of won)
	2025		2024	2023
Income taxes at statutory income tax rate	₩	172,771	450,819	382,517
Non-taxable income		(10,095)	(9,843)	(3,091)
Non-deductible expenses		64,361	15,216	15,725
Tax credit and tax reduction		(26,708)	(26,204)	(64,829)
Changes in unrecognized deferred taxes		(12,997)	(37,958)	14,354
Changes in estimates related to prior years and others		111,781	(18,340)	(5,878)
Changes in tax rate		48,064	980	3,444

Income tax expense	₩	347,177	374,670	342,242

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Valuation loss (gain) on financial assets measured at fair value	₩	(502,149)	(4,499)	12,977
Share of other comprehensive loss (gain) of investment in associates and joint ventures		(3,813)	(15,628)	292
Valuation loss (gain) on derivatives		(7,614)	1,902	5,631
Remeasurement of defined benefit plans		4,301	7,266	(2,672)
Capital surplus and others		65,996	(46)	(53)

	₩	(443,279)	(11,005)	16,175

F-9
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Reclassified as assets held for sale	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	₩	76,590	(3,648)	—	(11)	72,931
Accrued interest income		(968)	479	—	—	(489)
Financial assets measured at fair value		(39,533)	60,448	(502,149)	—	(481,234)
Investments in subsidiaries and associates		69,749	(42,234)	(3,813)	—	23,702
Property and equipment and intangible assets		(423,592)	43,417	66,310	(6)	(313,871)
Provisions		1,331	(190)	—	(57)	1,084
Retirement benefit obligation		38,034	(30,206)	4,301	(53)	12,076
Valuation gain (loss) on derivatives		14,478	(5,439)	(7,614)	—	1,425
Loss on foreign currency translation		20,370	1,206	—	—	21,576
Incremental costs to acquire a contract		(722,952)	(125,979)	—	—	(848,931)
Contract assets and liabilities		19,959	29,481	—	—	49,440
Right-of-use assets		(370,771)	49,035	—	—	(321,736)
Lease liabilities		394,206	(8,912)	—	—	385,294
Others		(50,634)	(22,647)	(314)	(4,789)	(78,384)

		(973,733)	(55,189)	(443,279)	(4,916)	(1,477,117)

Deferred tax assets related to unused tax credit carryforwards:		122,533	(8,607)	—	—	113,926

	₩	(851,200)	(63,796)	(443,279)	(4,916)	(1,363,191)

F-9
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
	Beginning		Deferred tax income (expense)	Directly charged to (credited from) equity	Reclassified as liabilities held for sale	Changes in consolidation scope	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	₩	75,115	1,475	—	—	—	76,590
Accrued interest income		(6,839)	(1,395)	—	7,266	—	(968)
Financial assets measured at fair value		(2,526)	(32,508)	(4,499)	—	—	(39,533)
Investments in subsidiaries, associates and joint ventures		22,930	62,447	(15,628)	—	—	69,749
Property and equipment and intangible assets		(419,413)	(3,861)	—	(318)	—	(423,592)
Provisions		1,319	12	—	—	—	1,331
Retirement benefit obligation		12,430	18,338	7,266	—	—	38,034
Valuation gain (loss) on derivatives		19,670	(7,094)	1,902	—	—	14,478
Gain (loss) on foreign currency translation		20,667	(297)	—	—	—	20,370
Incremental costs to acquire a contract		(718,211)	(4,741)	—	—	—	(722,952)
Contract assets and liabilities		17,565	2,394	—	—	—	19,959
Right-of-use assets		(389,863)	19,092	—	—	—	(370,771)
Lease liabilities		388,091	6,115	—	—	—	394,206
Others		4,266	(47,646)	(46)	(7,486)	278	(50,634)

		(974,799)	12,331	(11,005)	(538)	278	(973,733)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		7,150	2,812	—	689	(10,651)	—
Tax credit		147,022	(19,892)	—	—	(4,597)	122,533

		154,172	(17,080)	—	689	(15,248)	122,533

	₩	(820,627)	(4,749)	(11,005)	151	(14,970)	(851,200)

F-9
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

30.	Income Tax Expense, Continued

(5)
Details of temporary differences and unused tax loss carryforwards for which no deferred tax assets were recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Loss allowance	₩	79,201	77,433
Investments in subsidiaries, associates and joint ventures		713,493	481,135
Other temporary differences		51,394	103,405
Unused tax loss carryforwards		99,525	126,553
The amount of unused tax loss carryforwards for which no deferred tax assets were recognized as of December 31, 2025 are expiring within the following periods:

(In millions of won)
	Unused tax loss carryforwards
Less than 1 year	₩	—
1 ~ 2 years		—
2 ~ 3 years		—
More than 3 years		99,525

	₩	99,525

(6)
Details of the aggregate temporary differences related to investments in subsidiaries and associates, for which no deferred tax liabilities were recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Investments in subsidiaries and associates	₩	428,665	1,474,534

(7)
In accordance with the Pillar Two rules, the Group is required to pay top-up
taxes when the GloBE effective tax rate of any Group entity in its jurisdictions is below the minimum tax rate of 15%. For the year ended December 31, 2025, the Group recognized ₩472 million of income tax expense related to Pillar Two (2024: nil). The Group has applied the temporary exception from recognizing and disclosing deferred tax assets and liabilities arising from the application of the Pillar Two rules.

F-9
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

31.	Earnings per Share
Earnings per share is calculated for profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows.

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2025, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2025		2024	2023
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	₩	408,410	1,250,155	1,093,611
Interest on hybrid bonds		(19,800)	(19,800)	(17,283)

Profit attributable to owners of the Parent Company on common shares		388,610	1,230,355	1,076,328
Weighted average number of common shares outstanding (in shares)		212,953,061	212,848,138	217,264,615

Basic earnings per share (in won)	₩	1,825	5,780	4,954

2)	Weighted average number of common shares outstanding for the years ended December 31, 2025, 2024 and 2023 are calculated as follows:

(In shares)
	2025
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2025	214,790,053	214,790,053
Treasury shares as of January 1, 2025	(1,903,711)	(1,903,711)
Disposal of treasury shares	95,933	66,719

	212,982,275	212,953,061

(In shares)
	2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(315,314)
Disposal of treasury shares	503,612	463,722

	212,886,342	212,848,138

F-9
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

31.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Weighted average number of common shares outstanding for the years ended December 31, 2025, 2024 and 2023 are calculated as follows, Continued:

(In shares)
	2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Acquisition of treasury shares	(5,773,410)	(1,154,633)
Disposal of treasury shares	441,087	387,195

	212,699,730	217,264,615

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2025		2024	2023
Profit attributable to owners of the Parent Company on common shares	₩	388,610	1,230,355	1,076,328
Adjusted weighted average number of common shares outstanding (in shares)		212,975,220	213,428,916	217,452,721

Diluted earnings per share (in won)	₩	1,825	5,765	4,950

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2025, 2024 and 2023 are calculated as follows:

(In shares)
	2025	2024	2023
Outstanding shares as of January 1	212,886,342	212,699,730	218,032,053
Effect of treasury shares	66,719	148,408	(767,438)
Effect of share option	22,159	580,778	188,106

Adjusted weighted average number of common shares outstanding (in shares)	212,975,220	213,428,916	217,452,721

F-9
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

32.	Dividends

(1)	Details of dividends declared
Details of dividend declared in the Parent Company for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio(*)	Dividends
2025	Cash dividends (Interim)	212,982,275	100	830%	₩	176,776
	Cash dividends (Interim)	212,982,275	100	830%		176,775

					₩	353,551

2024	Cash dividends (Interim)	212,880,865	100	830%	₩	176,690
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Interim)	212,886,342	100	830%		176,696
	Cash dividends (Year-end)	212,886,342	100	1,050%		223,531

					₩	753,613

2023	Cash dividends (Interim)	218,466,141	100	830%	₩	181,327
	Cash dividends (Interim)	218,473,140	100	830%		181,333
	Cash dividends (Interim)	216,412,898	100	830%		179,623
	Cash dividends (Year-end)	212,699,730	100	1,050%		223,335

					₩	765,618

(*)	Dividend ratio is calculated by dividing dividend per share by the par value of a share.

(2)	Dividends yield ratio

Dividends	yield ratios for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2025	Cash dividends	1,660	53,500	3.10%
2024	Cash dividends	3,540	55,200	6.41%
2023	Cash dividends	3,540	50,100	7.07%

F-9
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	₩	657,905	—	832,119	—	1,490,024
Long-term investment securities		35,217	—	—	—	35,217
Financial instruments(*1)		13,000	—	138,796	—	151,796
Long-term investment securities(*2)		162,584	3,025,988	—	—	3,188,572
Accounts receivable – trade(*1)		—	—	1,926,903	—	1,926,903
Loans and other receivables(*1)		189,963	—	682,449	—	872,412
Derivative financial assets		108,884	—	—	201,262	310,146

	₩	1,167,553	3,025,988	3,580,267	201,262	7,975,070

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2025 are not included.

(*2)	The Group designated ₩3,025,988 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	₩	310,721	—	1,713,000	—	2,023,721
Financial instruments(*1)		5,000	—	319,263	—	324,263
Long-term investment securities(*2)		138,789	1,739,133	—	—	1,877,922
Accounts receivable – trade(*1)		—	—	2,000,382	—	2,000,382
Loans and other receivables(*1)		223,761	—	697,216	—	920,977
Derivative financial assets		70,311	—	—	270,797	341,108

	₩	748,582	1,739,133	4,729,861	270,797	7,488,373

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2024 are not included.

(*2)	The Group designated ₩1,739,133 million of equity instruments that are not held for trading as financial assets at FVOCI.

F-9
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	₩	—	110,867	—	110,867
Derivative financial liabilities		5,782	—	621	6,403
Borrowings		—	633,125	—	633,125
Debentures		—	8,213,904	—	8,213,904
Lease liabilities(*1,2)		—	1,525,798	—	1,525,798
Accounts payable – other and others(*2)		—	3,506,048	—	3,506,048

	₩	5,782	13,989,742	621	13,996,145

(*1)
The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2025 are not included.

(In millions of won)	December 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	₩	—	126,508	—	126,508
Derivative financial liabilities		2,689	—	748	3,437
Borrowings		—	615,600	—	615,600
Debentures		—	8,511,280	—	8,511,280
Lease liabilities(*1,2)		—	1,637,951	—	1,637,951
Accounts payable – other and others(*2)		—	5,018,850	—	5,018,850

	₩	2,689	15,910,189	748	15,913,626

(*1)
The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2024 are not included.

F-
100

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management

(1)	Financial risk management
The Group is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Group has established a risk management framework to monitor and manage these risks on an ongoing basis.
The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk
The Group is exposed to foreign currency risk arising from revenues and expenses denominated in foreign currencies in the course of its global operations. The primary foreign currencies in which such risk arises are the USD, EUR and others. The Group establishes its currency risk management policy by considering the nature of each business and the availability of hedging or risk-mitigating strategies for each Group entity. The Group regularly monitors, evaluates, and manages its foreign currency exposures through established risk management processes for receivables and payables denominated in foreign currencies. Currency risk arises from both forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity.
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2025 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	106,150	₩	152,314	1,021,242	₩	1,465,380
EUR	6,031		10,168	1		1
Others	—		1,071	—		14,504

		₩	163,553		₩	1,479,885

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures. (See note 21)
As of December 31, 2025, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax					Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	₩	11,616	(11,616)	₩	8,541	(8,541)
EUR		1,017	(1,017)		748	(748)
Others		(1,343)	1,343		(987)	987

	₩	11,290	(11,290)	₩	8,302	(8,302)

F-10
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk
The Group is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Group’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Group’s revenue or operating cash flows.
The Group conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Group employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.
As of December 31, 2025, the par values of floating-rate borrowings and debentures amount to ₩200,000 million and W430,470 million, respectively. The Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the year ended December 31, 2025. (See note 21)
As of December 31, 2025, the per values of floating-rate long-term payables – other amount to ₩551,925 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the year ended December 31, 2025 is as follows.
(In millions of won)

Profit before income tax		Equity
If increased by 1%p	If decreased by 1%p	If increased by 1%p	If decreased by 1%p
₩ (5,519)	5,519	₩ (4,058)	4,058

(iii)	Price fluctuation risk
As of December 31, 2025, the Group holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in per-share
stock price of the equity securities on profit before income tax and equity for the year ended December 31, 2025 is as follows.
(In millions of won)

Profit before income tax				Equity
If increased by 10%		If decreased by 10%		If increased by 10%		If decreased by 10%
₩	—	₩	—	₩	71,077	(71,077)

F-10
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk
Maximum credit exposure as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Cash and cash equivalents(*)	₩	1,489,850	2,023,543
Financial instruments(*)		151,796	324,263
Accounts receivable – trade(*)		1,926,903	2,000,382
Long-term investment securities		2,651	2,205
Contract assets		188,609	136,737
Loans and other receivables(*)		872,412	920,977
Derivative financial assets		310,146	341,108

	₩	4,942,367	5,749,215

(*)	Amounts reclassified as assets held for sale as of December 31, 2025 and 2024 are not included.
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its co ntr
actual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

(i)	Accounts receivable – trade and contract assets
The Group recognizes a loss allowance for accounts receivable – trade and contract assets. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2025 are included in note 6.

(ii)	Debt investments
Credit risk arises from debt investments included in financial instruments of ₩151,796 million, loans and other receivables of ₩872,412 million, and long-term investment securities of ₩2,651 million. To limit the exposure to this risk, the Group transacts only with financial institutions whose credit ratings are assessed as low credit risk.
Most of the Group’s debt investments are assessed to have a low risk of default and the counterparties are considered to have a strong capacity to meet their contractual cash flow obligations in the near term. Accordingly, the Group measures the loss allowance for these debt investments at an amount equal to
12-month
expected credit losses.
Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group measures the loss allowance at an amount equal to lifetime expected credit losses when the credit risk of a debt investments is assessed to have increased significantly since initial recognition (presumed when it is more than 30 days past due).

F-10
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2025 are as follows.

(In millions of won)
			Financial assets at amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	₩	205,614	812,203	10,342	39,013
Loss allowance		—	(2,262)	(3,330)	(34,721)

Carrying amount	₩	205,614	809,941	7,012	4,292

Changes in loss allowance for debt investments for the year ended December 31, 2025 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2024	₩	3,343	4,004	60,238	67,585
Remeasurement of loss allowance, net		2,249	227	806	3,282
Transfer to lifetime ECL – not credit impaired		(3,330)	3,330	—	—
Transfer to lifetime ECL – credit impaired		—	(4,231)	4,231	—
Amounts written off		—	—	(30,685)	(30,685)
Recovery of amounts written off		—	—	633	633
Reclassified as assets held for sale		—	—	(502)	(502)

December 31, 2025	₩	2,262	3,330	34,721	40,313

(iii)	Cash and cash equivalents
As of December 31, 2025, the Group deposited ₩1,489,850 million of cash and cash equivalents (₩2,023,543 million as of December 31, 2024) with banks and financial institutions that maintain credit ratings above a specified threshold. The impairment on cash and cash equivalents was measured using a
12-month
expected credit loss model, taking into account the short-term nature of the exposure. Based on an assessment of the counterparties’ external credit ratings, the credit risk associated with these balances is considered to be low.

F-10
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk
The Group’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Group maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.
Contractual maturities of financial liabilities as of December 31, 2025 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	₩	110,867	110,867	110,867	—	—
Borrowings(*1)		633,125	653,644	347,513	306,131	—
Debentures(*1)		8,213,904	9,326,506	1,199,268	6,022,173	2,105,065
Lease liabilities		1,525,798	1,776,311	420,054	1,037,114	319,143
Accounts payable – other and others(*1,2)		3,506,048	3,524,280	3,323,502	200,778	—

	₩	13,989,742	15,391,608	5,401,204	7,566,196	2,424,208

(*1)	The contractual cash flow includes interest payables.

(*2)
The Group’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Group pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ₩240,565 million as of December 31, 2025, which equals the amounts already received by the suppliers from the finance provider.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.
As of December 31, 2025, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	₩	201,262	207,405	22,033	185,372
Liabilities		(621)	(627)	(627)	—

(2)	Capital management
The Group manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2024.

F-10
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(2)	Capital management, Continued

The Group monitors its
debt-to-equity
ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the consolidated financial statements.
Debt-to-equity
ratio as of December 31, 2025 and 2024 are as follows:

(In millions of won)
	December 31, 2025		December 31, 2024
Total liabilities	₩	17,152,491	18,687,621
Total equity		12,955,292	11,827,634

Debt-to-equity ratios		132.40%	158.00%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2025 are as follows:

(In millions of won)
	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	₩	1,167,553	—	896,085	271,468	1,167,553
Derivative hedging instruments		201,262	—	201,262	—	201,262
FVOCI		3,025,988	966,666	—	2,059,322	3,025,988

	₩	4,394,803	966,666	1,097,347	2,330,790	4,394,803

Financial liabilities that are measured at fair value:
FVTPL		5,782	—	26	5,756	5,782
Derivative hedging instruments		621	—	621	—	621

	₩	6,403	—	647	5,756	6,403

Financial liabilities that are not measured at fair value:
Borrowings	₩	633,125	—	634,241	—	634,241
Debentures		8,213,904	—	8,183,670	—	8,183,670
Long-term payables – other		547,961	—	553,807	—	553,807

	₩	9,394,990	—	9,371,718	—	9,371,718

F-10
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2024 are as follows:

(In millions of won)	December 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	₩	748,582	—	539,481	209,101	748,582
Derivative hedging instruments		270,797	—	270,797	—	270,797
FVOCI		1,739,133	1,088,578	171,967	478,588	1,739,133

	₩	2,758,512	1,088,578	982,245	687,689	2,758,512

Financial liabilities that are measured at fair value:
FVTPL		2,689	—	—	2,689	2,689
Derivative hedging instruments		748	—	748	—	748

	₩	3,437	—	748	2,689	3,437

Financial liabilities that are not measured at fair value:
Borrowings	₩	615,600	—	619,325	—	619,325
Debentures		8,511,280	—	8,582,255	—	8,582,255
Long-term payables – other		907,720	—	930,604	—	930,604

	₩	10,034,600	—	10,132,184	—	10,132,184

Interest rates used by the Group for the fair value measurement as of December 31, 2025 are as follows:

Interest rate
Derivative instruments	1.52% ~ 17.92%
Borrowings and debentures	3.06% ~ 3.45%
Long-term payables – other	2.95% ~ 3.16%
The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.
Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

F-10
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods and inputs for determination of fair value of financial instruments that are not traded in an active market. The valuation techniques and inputs used for recurring and non-recurring
fair value measurements classified within Level 2 and Level 3 of the fair value hierarchy by the Group are as follows:

	Level	Valuation methods	Inputs
Financial assets at FVPL	2	Market approach, Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility
Financial assets at FVOCI	3	Market approach, Monte Caro simulation model	Comparable transaction price, Expected maturity, Volatility, Discount rate
Derivative hedging instruments	2	Discounted cash flow model	Discount rate
Financial liabilities at FVPL	2	Discounted cash flow model	Discount rate
	3	Binominal option pricing model	Discount rate, Underlying asset price, Volatility

3)
There have been no transfers between Level 1 and Level 2 for the year ended December 31, 2025. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2025 are as follows:

(In millions of won)
	Balance as of January 1, 2025	Gain (loss) for the year	OCI	Acquisition	Disposal	Transfer(*)	Balance as of December 31, 2025
Financial assets
FVTPL	₩ 209,101	44,599	(1,271)	27,312	(20,591)	12,319	271,469
FVOCI	478,588	—	1,348,399	1,424	(49,468)	280,379	2,059,322

	₩687,689	44,599	1,347,128	28,736	(70,059)	292,698	2,330,791

Financial liabilities
FVTPL	₩(2,689)	(204)	—	(13,279)	10,416	—	(5,756)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

F-10
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement
Carrying amounts of financial instruments recognized to which offset agreements are applicable as of December 31, 2025 and 2024 are as follows:

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	₩	222,477	(209,487)	12,990
Financial liabilities:
Accounts payable – other and others	₩	213,881	(209,487)	4,394

(In millions of won)	December 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statements of financial position
Financial assets:
Accounts receivable – trade and others	₩	186,284	(174,372)	11,912
Financial liabilities:
Accounts payable – other and others	₩	180,323	(174,372)	5,951

35.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 40 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)
Associates include investments that are measured in accordance with IFRS 9 in which the Group has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

For the periods presented, the Group is part of SK Group, a conglomerate as defined in the
Monopoly Regulation and Fair Trade Act
of the Republic of Korea. All other entities included in SK Group are there considered related parties of the Group.

F-10
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

35.	Transactions with Related Parties, Continued

(2)	Compensation for the key management
The Parent Company considers registered directors who have substantial roles and responsibilities in the planning, operations, and oversight of relevant controls of the business to be key management personnel. The compensation given to such key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025		2024	2023
Salaries	₩	6,727	5,673	4,139
Defined benefits plan expenses		1,038	1,362	1,005
Share option		(181)	977	2,542

	₩	7,584	8,012	7,686

Compensation for the key management includes salaries,
non-monetary
benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

(3)	Transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)		2025
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	₩	34,002	618,183	256,314

Associates	SK m&service Co., Ltd.		4,584	34,214	1,211
	Penguin Solutions, Inc.(*3)		15,191	—	99,822
	Others(*4,5)		22,144	25,439	129

			41,919	59,653	101,162

Others	SK Innovation Co., Ltd.		8,566	18,819	2,050
	SK Energy Co., Ltd.		1,793	74	—
	SK Geo Centric Co., Ltd.		810	320	—
	SK Networks Co., Ltd.(*6)		9,786	977,911	—
	SK Networks Service Co., Ltd.		4,964	60,740	3,928
	SK Ecoplant Co., Ltd.		2,959	286	34,765
	SK hynix Inc.		64,330	792	—
	SK Shieldus Co., Ltd.		54,407	178,304	29,009
	Content Wavve Corp.		8,422	59,667	—
	Eleven Street Co., Ltd.		72,221	29,817	—
	SK Planet Co., Ltd.		7,990	74,562	1,670
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		1,391	1,165	—
	Tmap Mobility Co., Ltd.		12,221	5,503	—
	Onestore Co., Ltd.		12,365	37	—
	Dreamus Company		3,915	50,339	—
	UNA Engineering Inc.		92	57,350	47,061
	Happy Narae Co., Ltd.		709	32,268	42,137
	SK REIT Co., Ltd.(*7)		215,701	1,174	—
	Others		39,459	50,603	20,130

			522,101	1,599,731	180,750

		₩	598,022	2,277,567	538,226

F-1
10

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ₩177,961 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ₩15,191 million of dividends received.
(*4)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Group was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*5)	Operating revenue and others include ₩18,339 million of dividends received which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ₩914,042 million.
(*7)
Operating revenue and others include ₩215,699 million
arising from the disposal of the office building located in Seongnam-si, Gyeonggi-do pursuant to a sale and leaseback agreement. In connection with this transaction, right-of-use assets and lease liabilities increased by ₩20,583 million and ₩61,778 million, respectively, for the year ended December 31, 2025.

(In millions of won)		2024
Scope	Company	Operating revenue and others	Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	₩ 19,501	660,578	125,691

Associates	F&U Credit information Co., Ltd.	3,227	48,035	266
	SK AMERICAS Inc. (Formerly, SK USA Inc.)	649	5,462	—
	Daehan Kanggun BcN Co., Ltd.	9,551	—	—
	Others(*3)	10,154	13,051	296

		23,581	66,548	562

Others	SK Innovation Co., Ltd.	14,630	16,757	—
	SK Energy Co., Ltd.	3,822	264	—
	SK Geo Centric Co., Ltd.	847	187	—
	SK Networks Co., Ltd.(*4)	5,096	1,011,217	—
	SK Networks Service Co., Ltd.	5,300	67,713	4,352
	SK Ecoplant Co., Ltd.	2,993	—	—
	SK hynix Inc.	50,127	256	—
	SK Shieldus Co., Ltd.	61,040	147,587	18,863
	Content Wavve Corp.	13,432	83,164	—
	Eleven Street Co., Ltd.	69,448	31,277	—
	SK Planet Co., Ltd.	15,580	84,536	14,656
	SK RENT A CAR Co., Ltd.(*5)	8,336	14,462	169
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)	1,522	796	—
	Tmap Mobility Co., Ltd.	24,291	6,452	—
	Onestore Co., Ltd.	14,588	1,604	—
	Dreamus Company	5,526	66,242	265
	UNA Engineering Inc.	88	55,902	50,497
	Happy Narae Co., Ltd.	1,317	15,760	108,074
	Others	47,355	75,040	25,236

		345,338	1,679,216	222,112

		 ~~₩~~  388,420	2,406,342	348,365

F-11
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ₩232,466 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ₩7,718 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ₩964,692 million.
(*5)	SK RENT A CAR Co., Ltd. was excluded from the related parties for the year ended December 31, 2024, and the transactions above occurred before the related party relationship terminated.

(In millions of won)		2023
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	₩	21,438	633,265	120,926

Associates	F&U Credit information Co., Ltd.		3,876	49,398	552
	SK AMERICAS Inc. (Formerly, SK USA Inc.)		—	5,384	—
	Daehan Kanggun BcN Co., Ltd.		12,972	—	—
	Others(*3)		8,806	15,962	865

			25,654	70,744	1,417

Others	SK Innovation Co., Ltd.		33,571	18,977	—
	SK Energy Co., Ltd.		4,113	540	—
	SK Geo Centric Co., Ltd.		835	2	—
	SK Networks Co., Ltd.(*4)		5,876	970,662	1
	SK Networks Service Co., Ltd.		5,471	72,274	8,393
	SK Ecoplant Co., Ltd.		2,547	—	—
	SK hynix Inc.		58,725	178	—
	SK Shieldus Co., Ltd.		59,974	147,333	26,021
	Content Wavve Corp.		14,524	87,263	176
	Eleven Street Co., Ltd.		72,683	34,053	—
	SK Planet Co., Ltd.		18,308	88,250	16,338
	SK RENT A CAR Co., Ltd.		14,023	20,231	—
	SK intellix Co., Ltd. (Formerly, SK Magic Co., Ltd.)		1,632	1,142	—
	Tmap Mobility Co., Ltd.		24,862	10,003	—
	Onestore Co., Ltd.		16,265	166	—
	Dreamus Company		6,202	77,452	284
	UNA Engineering Inc.		172	50,263	52,733
	Happy Narae Co., Ltd.		1,472	35,461	92,375
	Others		52,039	21,884	13,292

			393,294	1,636,134	209,613

		₩	440,386	2,340,143	331,956

(*1)	Operating expenses and others include lease payments by the Group.

F-11
2

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows, Continued:

(*2)	Operating expenses and others include ₩218,019 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ₩8,806 million of dividends received which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ₩915,339 million.

(4)	Account balances with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	₩	9,193	170,652
Associates	SK m&service Co., Ltd.		700	32,081
	Others		1,009	1,790

			1,709	33,871

Others	SK Innovation Co., Ltd.		4,996	21,976
	SK Networks Co., Ltd.		258	123,865
	Mintit Co., Ltd.		2,553	2
	SK hynix Inc.		13,232	291
	Happy Narae Co., Ltd.		37	2,851
	SK Shieldus Co., Ltd.		15,393	18,754
	Content Wavve Corp.		—	6
	Incross Co., Ltd.		1,820	25,570
	Eleven Street Co., Ltd.		17,455	2,189
	SK Planet Co., Ltd.		259	5,933
	UNA Engineering Inc.		—	9,271
	SK REIT Co., Ltd.		7,890	61,835
	Others		11,895	24,816

			75,788	297,359

		₩	86,690	501,882

F-11
3

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

35.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)		December 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	₩	—	1,668	76,471
Associates	F&U Credit information Co., Ltd.		—	54	4,610
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	Others		—	5,158	7,001

			22,147	5,212	11,611

Others	SK Innovation Co., Ltd.		—	6,531	28,326
	SK Networks Co., Ltd.		—	372	140,120
	Mintit Co., Ltd.		—	4	—
	SK hynix Inc.		—	12,680	206
	Happy Narae Co., Ltd.		—	52	17,833
	SK Shieldus Co., Ltd.		—	12,582	20,515
	Content Wavve Corp.		—	1,564	7
	Incross Co., Ltd.		—	1,946	20,353
	Eleven Street Co., Ltd.		—	16,637	4,750
	SK Planet Co., Ltd.		—	980	15,491
	UNA Engineering Inc.		—	—	25,498
	Others		—	12,703	27,981

			—	66,051	301,080

		₩	22,147	72,931	389,162

(*)	As of December 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)
The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the year ended December 31, 2025 are presented in note 11.

36.	Commitments and Contingencies

(1)	Collateral assets and commitments
SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ₩1,198 million as of December 31, 2025.

F-11
4

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

36.	Commitments and Contingencies, Continued

(2)	Legal claims and litigations
As of December 31, 2025, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Group has a present obligation, nor is any such matter expected to have a material effect on the Group’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Accounts receivable from sale of handsets
Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.
The accounts receivable from sale of handsets amounting to ₩205,160 million and ₩241,962 million as of December 31, 2025 and 2024, respectively, which the Parent Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off
The Parent Company completed the
spin-off
of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article
530-9
(1) of the Korean Commercial Act, the Parent Company and SK Square Co., Ltd., the
spin-off
company, are jointly and severally liable for liabilities incurred by the Parent Company prior to the spin-off.

(5)	As of December 31, 2025, the Group has committed to incur ₩24,008 million of acquisition costs for property and equipment and intangible assets in future periods under existing arrangements.

(6)
According to the covenants associated with the Group’s bond issuances and borrowings, the Group is required to maintain certain financial ratios, including the debt ratio, within specified thresholds. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Group’s assets and limit the disposal of certain assets.

(7)
The Parent Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Parent Company is entitled to receive AWS services for a ten-year
period beginning in July 2025, with a total contract value of USD 800,000,000.

F-11
5

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

37.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Interest income	₩	(73,064)	(87,245)	(70,055)
Dividends		(57,060)	(35,818)	(43,014)
Gain on foreign currency translations		(3,671)	(9,344)	(1,199)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		63,602	(321,787)	(10,928)
Gain on disposal of property and equipment and intangible assets		(127,058)	(37,316)	(21,898)
Gain relating to financial instruments at FVTPL		(58,256)	(190,368)	(115,043)
Other finance costs		23,367	—	—
Interest expense		383,194	403,129	389,813
Loss on foreign currency translations		3,029	3,575	1,227
Loss on repayment of debentures		468	—	—
Loss on sale of accounts receivables-other		17,513	35,317	65,027
Income tax expense		347,177	374,670	342,242
Expense related to defined benefit plan		120,568	130,581	124,439
Share option expenses (reversal)		(744)	6,696	18,889
Bonus paid by treasury shares		262	24,988	20,420
Depreciation and amortization		3,590,217	3,699,890	3,750,796
Bad debt for accounts receivables - trade		44,183	49,865	37,906
Loss on disposal of property and equipment and intangible assets		15,296	17,427	9,369
Impairment loss on property and equipment and intangible assets		3,140	94,736	10,369
Impairment loss on assets held for sale		12,320	—	—
Bad debt for accounts receivable – other		3,282	4,838	5,256
Loss relating to financial instruments at FVTPL		16,350	133,006	49,641
Loss on disposal of investment assets		7,298	—	—
Increase in other provisions		107,924	—	—
Other income (expenses)		(2,718)	16,373	(16,919)

	₩	4,436,619	4,313,213	4,546,338

F-11
6

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

37.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Accounts receivable – trade	₩	47,995	(69,043)	(46,531)
Accounts receivable – other		(44,132)	(51,028)	79,223
Advanced payments		15,478	4,503	3,986
Prepaid expenses		(361,744)	(11,233)	(2,262)
Inventories		33,402	(35,661)	(17,549)
Long-term accounts receivable – other		34,179	135,823	66,036
Contract assets		(52,820)	(6,966)	3,877
Guarantee deposits		2,013	15,552	(2,117)
Accounts payable – trade		(20,297)	(10,039)	50,442
Accounts payable – other		233,283	(161,778)	(188,318)
Withholdings		94,239	138,672	(3,714)
Contract liabilities		185,984	17,213	(19,620)
Deposits received		9,737	(1,835)	(1,744)
Accrued expenses		(135,674)	81,025	(73,734)
Provisions		(5,555)	(160)	(566)
Long-term provisions		(754)	(357)	(1,061)
Plan assets		82,445	6,110	(17,772)
Retirement benefits payment		(270,415)	(157,801)	(99,396)
Others		8,428	(1,810)	(3,343)

	₩	(144,208)	(108,813)	(274,163)

(3)	Material non-cash transactions for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	₩	(194,029)	(130,413)	(305,823)
Increase of right-of-use assets		278,554	523,494	345,761
Transfer from property and equipment to investment property		16,929	(5,482)	13,900
Increase in accounts payable – other relating to the acquisition of shares		—	1,195,642	—

F-11
7

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
	2025
	January 1, 2025		Cash flows		Non-cash transactions
					Exchange rate changes(*1)	Fair value changes	Other changes	December 31, 2025
Total liabilities from financing activities:
Short-term borrowings	₩	100,000		30,000	—	—	—	130,000
Long-term borrowings		515,600		(12,500)	—	—	25	503,125
Debentures		8,511,280		(246,201)	(31,078)	—	(20,097)	8,213,904
Lease liabilities		1,637,951		(372,834)	—	—	260,681	1,525,798
Long-term payables – other		907,720		(369,150)	—	—	9,391	547,961
Derivative financial liabilities		748		—	—	(127)	—	621
Derivative financial assets		(270,797)		52,859	—	16,676	—	(201,262)

	₩	11,402,502		(917,826)	(31,078)	16,549	250,000	10,720,147
Other cash flows from financing activities:
Payments of cash dividends			₩	(628,359)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares
Cash outflow from transactions with the non-controlling shareholders(*2)				(1,145,870)
Cash inflow from transactions with the non-controlling shareholders				92

				(1,793,937)

			₩	(2,711,763)

(*1)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.
(*2)
Includes ₩1, 145,870 million of consideration paid to
non-controlling
shareholders for the acquisition of additional shares in SK Broadband Co., Ltd., a subsidiary of the Parent Company, for the year ended December 31, 2025.

F-11
8

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows, Continued:

(In millions of won)
	2024
	January 1, 2024		Cash flows		Non-cash transactions
					Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2024
Total liabilities from financing activities:
Short-term borrowings	₩	—		100,000	—	—	—	100,000
Long-term borrowings		718,078		(202,500)	—	—	22	515,600
Debentures		8,325,643		725	179,773	—	5,139	8,511,280
Lease liabilities		1,611,433		(381,347)	—	—	407,865	1,637,951
Long-term payables – other		1,260,453		(369,150)	—	—	16,417	907,720
Derivative financial liabilities		9,212		—	—	(8,464)	—	748
Derivative financial assets		(116,210)		—	—	(154,587)	—	(270,797)

	₩	11,808,609		(852,272)	179,773	(163,051)	429,443	11,402,502
Other cash flows from financing activities:
Payments of cash dividends			₩	(804,317)
Payments of interest on hybrid bonds				(19,800)
Acquisition of treasury shares				(15,788)
Cash outflow from transactions with the non-controlling shareholders				(133,393)
Cash inflow from transactions with the non-controlling shareholders				15,717

				(957,581)

			₩	(1,809,853)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

F-11
9

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

38.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of December 31, 2025 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated In 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,736,918	1,766,850	1,597,964	8,089,916

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Group are as follows:

(In tCO2-eQ)
	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Beginning	306,575	414,356	517,280	1,238,211
Allocation at no cost	1,736,918	1,766,850	1,597,964	5,101,732
Sale	(56,266)	(41,446)	(250,738)	(348,450)
Surrender or shall be surrendered	(1,572,871)	(1,622,480)	(1,864,506)	(5,059,857)

Ending	414,356	517,280	—	931,636

(3)	As of December 31, 2025, the estimated annual greenhouse gas emissions quantities of the Group are 1,864,506tCO2-eQ.

F-1
20

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

39.	Assets and Liabilities Held for Sale
Assets and liabilities held for sale as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025		December 31, 2024
Assets:
Disposal Groups(*1)	Cash and cash equivalents		₩27,569	22,986
	Accounts receivable – trade and other, net		23,591	71,401
	Prepaid expenses		1,877	1,127
	Inventories, net		6,278	3,740
	Property and equipment, net		10,866	17,412
	Investment property, net		—	1,719
	Intangible assets, net		17,795	5,655
	Right of use, net		2,646	—
	Goodwill		—	2,516
	Financial instrument		45,003	10
	Deferred tax assets		4,916	—
	Defined benefit assets		1,981	7,601
	Advanced payments and others		80	17,559
Investments in associates	F&U Credit information Co., Ltd.(*2)		—	11,138
	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Long-term investment securities	Digital Content Korea Fund		—	3,395
	Central Fusion Content Fund		—	883
	P&I Cultural Innovation Fund		—	818
Property and equipment	—		141	6,133

		₩	143,489	174,839

Liabilities:
Disposal Groups(*1)	Accounts payable – other		38,637	82,206
	Withholdings		16,863	16,161
	Lease liabilities		2,910	2,745
	Contract liabilities		43	1,261
	Provisions		275	1,924
	Other current liabilities		3,885	1,904
	Current tax liabilities		4,495	—
	Deferred tax liabilities		—	151

		₩	67,108	106,352

(*1)
For the year ended December 31, 2025, the Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries. Accordingly, the assets and liabilities of SK stoa Co., Ltd. And Media S Co., Ltd. were reclassified as assets and liabilities held for sale.

(*2)	The Group disposed of its shares in F&U Credit information Co., Ltd., resulting in a gain of ₩7,367 million relating to investments in associates for the year ended December 31, 2025.

F-12
1

SK TELECOM CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023

40.	Business Combinations

(1)	2025

1)	General Information
On July 1, 2025, SK Broadband Co., Ltd., a subsidiary of the Parent Company, acquired the Pangyo Data Center business from SK Inc., a related party.
As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in SK Inc.’s (the ultimate controlling entity) consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets acquired was recognized as capital surplus and others for the year ended December 31, 2025.

2)	Considerations transferred and identifiable assets acquired and liabilities assumed are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	₩	506,844

II. Identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other, net		19,085
Property and equipment, net		240,303
Intangible assets, net		2
Accounts payable – trade and other		(3,992)

		255,398

III. Capital surplus and others(I - II)	₩	251,446

(2)	2024
There were no changes in the Group due to the business combinations for the year ended December 31, 2024.

(3)	2023
There were no changes in the Group due to the business combinations for the year ended December 31, 2023.

41.	Cash Dividends paid to the Parent Company
Cash dividends paid to the Parent Company for the years ended December 31, 2025, 2024 and 2023 are as follows:

(In millions of won)
	2025		2024	2023
Cash dividends received from consolidated subsidiaries	₩	180,708	173,499	159,539
Cash dividends received from associates		18,339	7,583	8,806

	₩	199,047	181,082	168,345

F-12
2